Form 20-F
period 2002-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2003-06-30
CIK 1024446

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2002 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from_____ to _____

Commission file number: 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Exact name of registrant as specified in its charter)

Net Communications Services Inc. (Translation of reguistrant’s name into English)	Federative Republic of Brazil (Jurisdiction of incorporation or organization)

Rua Verbo Divino, 1356
São Paulo-SP-04719-002 Brazil
(Telephone:+55-11-5186-2606)
(Adress of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                         None
(Title of Class)

Title of each class	Name of each Exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing ten preferred shares, no par value	Nasdaq National Market
Preferred shares, no par value	Nasdaq National Market*

*Not for trading but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

828,371,343 Common Shares
1,200,484,187 Preferred Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

ITEM 1.	IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION
Selected Financial Data
Exchange Rate Information
Risk Factors

ITEM 4.	INFORMATION ON THE COMPANY
Business Overview
Strategy
History and Development of the Company
Our Services
Operations
Network Technology
Pay-Television Customer Care
Sales and Marketing
Competition
Licenses
Description of Property
Legal Proceedings
Regulation
Corporate Structure

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Results of Operations
Liquidity and Capital Resources
Brazilian Economic Environment

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
Executive Officers
Compensation of Directors and Senior Management
Employees
Share Ownership

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
Shareholders’ Agreement
Related Party Transactions

ITEM 8.	FINANCIAL INFORMATION

ITEM 9.	THE OFFER AND LISTING
General
Trading Markets

ITEM 10.	ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Dividend Policy
Taxation
Documents on Display

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.	CONTROL AND PROCEDURES

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Certain References and Information

In this Form 20-F, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents 10 of our preferred shares.

All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our consolidated financial statements as of and for each of the years ended December 31, 2000, 2001 and 2002. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2002 of R$3.5333 = US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On June 24, 2003, the rate of exchange was R$2.8616 = US$1.00. See “Item 3. Key Information—Exchange Rate Information.”

Data concerning total cable subscribers, total subscription television subscribers and total penetration rates in Brazil as of December 31, 2002 are based on Pay-TV Survey No. 73, published in March 2003 by Pay-TV, a Brazilian industry publication, and also on our knowledge of the cable systems of Net Serviços and related parties as well as on claims by other subscription television providers. While we believe these estimates to be reasonable, we cannot assure you of their accuracy. Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2002.

Forward-Looking Statements

This Form 20-F contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are intended to enhance your ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results and other developments, and contain words such as “may,” “might,” “should,” “intend,” “expect,”“anticipate,” “plan” and similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, our actual results could be materially different from the beliefs we express in our forward-looking statements. The following uncertainties, among others, may have such an impact:

  our consolidated financial statements included elsewhere in this Form 20-F have been prepared under the assumption that we will continue as a “going concern,” even though there is substantial doubt about our ability to continue as a “going concern” due to the uncertainties as to the results of current negotiations with our various lenders and debt holders regarding, among other things, the reduction of our near-term debt service obligations and therefore, as to the adequacy of our financial resources to meet our anticipated cash requirements for the second half of 2003 and future periods;

  our large amount of debt, and our ability to refinance or repay our debt;

  our ability to complete our proposed debt restructuring;

  adverse changes in our liquidity position;

  changes in Brazilian economic conditions, including changes in interest rates, exchange rates and the performance of financial markets;

  changes in governmental regulations applicable to our activities;

  the advent of new communication technologies or distribution systems that compete with our own;

  competitive pressures on product pricing and services, industry consolidation and the relative success and timing of our business strategies;

  our continued access to the capital we need to implement our business plan; and

  the other matters discussed under “Item 3. Key Information—Risk Factors.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2002 and the selected consolidated balance sheet data as of December 31, 2001 and 2002 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of operations data for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

The selected financial data below give effect to:

  the consolidation of Unicabo Participações e Comunicações S.A., or Unicabo, from January 1, 2000;

  the consolidation of Vicom S.A., or Vicom, from July 1, 2000; and

  the consolidation of Net Sul Comunicações Ltda., or Net Sul, from September 1, 2000.

The unaudited selected pro forma statement of operations data for the year ended December 31, 2000 are derived from our consolidated statements of operations and adjusted to give effect to our acquisitions of Unicabo, MDS Telecomunicações Ltda. (which held 100% ownership of Vicom) and Net Sul Holding S.A. (which held 99.99% ownership of Net Sul) as if each of these three acquisitions had occurred as of January 1, 2000. We accounted for the acquisitions of Unicabo, Vicom and Net Sul using the purchase method in accordance with U.S. GAAP.

We maintain our financial records in reais. However, our audited consolidated financial statements and the selected financial data set forth below are presented in U.S. dollars. In order to prepare our consolidated financial statements, we translated our accounts from reais to U.S. dollars, on the basis described in note 2 to our consolidated financial statements. In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar. See note 2 to our consolidated financial statements.

	Net Serviços de Comunicação S.A. Consolidated Statements of Operations For the Year Ended December 31,
	1998	1999	Actual 2000	Unaudited Pro Forma 2000(1)	Actual 2001	Actual 2002
	(U.S. dollars in thousands, except per share and per ADS data)
Revenues:
Subscriptions	US$550,748	US$369,598	US$485,004	US$567,689	US$512,263	US$433,538
Sign-on and hook-up fee revenues(2)	23,038	8,837	24,357	24,974	20,456	9,294
Telecommunication service revenues	–	–	14,824	28,603	24,133	18,311
Other services	17,755	20,035	31,712	39,290	30,970	26,922
Taxes and other deductions from revenues(3)	(52,904)	(40,022)	(67,030)	(81,784)	(94,749)	(84,519)
Net operating revenues	538,637	358,448	488,867	578,772	493,073	403,546
Operating cost and expenses:
Programming and other direct operating costs	(246,485)	(183,101)	(253,247)	(287,115)	(264,337)	(235,452)
Selling, general and administrative expenses	(169,100)	(86,219)	(128,425)	(157,392)	(106,144)	(91,323)
Depreciation and amortization(4)	(240,996)	(175,180)	(189,112)	(256,760)	(226,148)	(78,692)
Non-recurring severance charges	–	–	–	–	(4,390)	–
Impairment of Goodwil	–	–	–	–	–	(2,773)
Other	(7,647)	(815)	1,501	(9,214)	(1,171)	(3,534)
Total operating costs and expenses	(664,228)	(445,315)	(569,283)	(710,481)	(602,190)	(411,774)
Operating loss	(125,591)	(86,867)	(80,416)	(131,709)	(109,117)	(8,228)
Other income (expenses)
Monetary indexation expense, net; Loss on exchange rate, net	(55,154)	(115,351)	(62,419)	(68,189)	(125,179)	(160,020)
Loss on translation, net	–	–	–	–	–	–
Financial expense, net	(83,351)	(98,478)	(64,517)	(84,738)	(114,245)	(154,675)
Other	(1,582)	(2,147)	(7,882)	(6,443)	508	(4,807)
Total other expenses	(140,087)	(215,976)	(134,818)	(151,539)	(238,916)	(319,502)
Equity loss of investees	(12,679)	(20,739)	(724)	(724)	(36)	(1,162)
Minority interest	3,065	–	124	146	(19)	5
Income tax benefit (expense)	5,140	(1,444)	(6,500)	(6,764)	(1,385)	(4,385)
Cumulative effect of accounting change(5)	–	–	–	–	–	(367,733)
Net loss	US$(270,152)	US$(325,026)	US$(222,334)	US$(290,590)	US$(349,473)	US$(701,005)
Loss per share, basic and diluted(6)	(1.75)	(1.86)	(0.94)	(1.23)	(1.24)	(0.75)
Weighted average number of common and preferred shares outstanding (thousands)(6)	154,318	174,462	236,166	236,166	280,782	939,811
Loss per ADS(6)	(17.50)	(18.60)	(9.40)	(12.30)	(12.40)	(7.50)
OTHER FINANCIAL DATA:
Cash flows provided by (used in) operating activities	71,335	128,551	63,998	n.a.	33,302	107,715
Cash flows provided by (used in) investing activities	(246,087)	(92,888)	(237,972)	n.a.	(129,009)	(26,677)
Cash flows provided by (used in) financing activities	112,529	87,077	138,308	n.a.	46,484	(70,503)

	As of December 31,
	1998	1999	2000	2001	2002
BALANCE SHEET DATA:	(U.S. dollars in thousands, except per share and per ADS data)
Assets:
Current assets	US$82,143	US$157,616	US$146,078	US$77,554	US$52,550
Due from related companies	6,770	66	–	-	-
Property and equipment, net	853,377	474,390	720,801	591,341	349,914
Investments and advances to equity investees	14,881	40,147	3,715	3,198	857
Goodwill on acquisition of consolidated subsidiaries, net	235,789	143,593	931,103	703,293	221,687
Other assets(7)	45,861	44,780	57,911	50,420	35,415
Total assets	US$1,238,821	US$860,592	US$1,859,608	US$1,425,806	US$660,423
Liabilities:
Current liabilities	333,465	360,767	379,952	433,911	482,491
Long-term debt, less current portion	472,427	206,377	567,694	413,055	-
Due to related companies	43,356	334	8,417	8,399	2,111
Deferred sign-on and hook-up fee revenues	55,896	38,913	39,448	29,890	19,980
Other liabilities	49,562	44,054	75,861	82,023	119,591
Total liabilities	954,706	650,445	1,071,372	967,278	624,173
Advances for future capital:	-	-	-	131,154	-
Stockholders’ Equity:	US$284,115	US$210,147	US$788,236	US$327,374	US$36,250
OPERATING DATA:
(at end of period, except for average)
Total homes passed by cable	4,477,800	4,986,901	6,551,569	6,511,310	6,512,936
Total connected subscribers(8)	976,000	1,012,980	1,504,533	1,447,251	1,330,408
Cable penetration(9)	21.8%	20.3%	23.0%	22.2%	20.4%
Average monthly revenue per cable subscriber(10)	US$47	US$30	US$27	US$30	US$27
________________
(1)	The unaudited selected pro forma data give effect to the acquisitions of Unicabo, Vicom and Net Sul as if each acquisition had occurred as of January 1, 2000 and reflect the following assumptions:

  fair market value of US$37.9 million for the assets and liabilities acquired, consisting mainly of property and equipment held by Net Sul;

  goodwill of US$738.9 million related to the acquisition of Net Sul, based on the fair market value of the shares we issued as acquisition consideration and the fair market value of assets and liabilities acquired;

  an increase of US$822.9 million in stockholders’ equity, based on the fair market value of the shares we issued as acquisition consideration at the date of each transaction (relates to acquisitions of Unicabo, Vicom and Net Sul);

  depreciation charges of US$6.8 million in 2000 to reflect additional depreciation on the fair market value of property acquired; and

  amortization charges of US$49.3 million in 2000 to reflect the amortization of the goodwill as if the acquisitions had been completed on January 1, 1999.

In the opinion of our management, all adjustments necessary to present fairly this pro forma financial data have been made. The pro forma combined condensed statement of operations data are presented for informational purposes only and may not be indicative of either the results that actually would have occurred if the three acquisitions had occurred as of January 1, 2000, or our future results. In particular, the pro forma adjustments are not intended to reflect any operating efficiencies, cost savings or other synergies that may be achieved with respect to the combined operations. See note 1 to our consolidated financial statements.

(2)

Pursuant to Statement of Financial Accounting Standards, or SFAS, No. 51, “Financial Reporting by Cable Television Companies,” sign-on and hook-up fee revenues are recognized currently up to the amount of related direct selling expenses, with the excess deferred and recognized as revenue ratably over ten years (the estimated average period that subscribers will remain connected to the network). As of December 31, 1998, 1999, 2000, 2001 and 2002, accumulated sign-on and hook-up fee revenues deferred for future recognition aggregated US$55,896, US$38,913, US$39,448, US$29,890 and US$19,980, respectively.

(3)

ICMS, which is the value-added tax levied by the various Brazilian states on our subscription revenues and sign-on and hook-up fees, generally increased to 10% in 2001 from 7.5% in 2000 and 5% in 1999 and previous periods.

(4)

From April 1, 1997 through December 31, 1999 we depreciated our cable plant on a straight-line basis at a 20% annual rate. From January 1, 2000 through December 31, 2001, we depreciated our cable plant at a rate of 12.5% to 20.0% a year. Since January 1, 2002, we have depreciated our cable plant at 6.7% to 8.3% a year because of the recent upgrades made to our cable plant in connection with building a two-way communication system that allowed us to introduce our broadband Internet services. Based on external independent analysis, we concluded that this upward revision to the estimated useful life of our cable plant was appropriate. The decrease in depreciation rate reduced our depreciation expense by US$8.1 million in 2002. In addition, the adoption of SFAS, No. 142, “Goodwill and Other Intagible Assets,” in January 2002 decreased amortization expenses by US$63.7 million in 2002 when compared to 2001.

(5)

Upon adoption of SFAS, No. 142, we recorded this non-cash charge to reduce the carrying value of goodwill. Since this charge was recorded for the first time in 2002, reflecting a change in accounting principles, the impairment losses were recognized as non-operational.

(6)	Reflects the ten-for-one reverse split of our preferred shares, common shares and ADSs, which occurred on June 17, 2002.

(7)	Includes judicial deposits, deferred income tax, income tax recoverable and other assets.

(8)

Includes temporarily blocked subscribers of 34,487 on December 31, 2000, 18,878 on December 31, 2001 and 7,144 on December 31, 2002, for a total number of actively paying subscribers of 1,470,046 on December 31, 2000, 1,428,373 on December 31, 2001 and 1,323,264 on December 31, 2002. We did not collect data on the total number of blocked subscribers prior to 2000.

(9)	Period-end connected subscribers divided by homes passed.

(10)	Average monthly revenue per subscriber is calculated by dividing our subscription revenues for the period presented by the average number of connected subscribers for that period.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official exchange rate of the Central Bank of Brazil, or the Central Bank. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this Form 20-F.

The following table shows the commercial selling rate in reais per U.S. dollar for the periods and dates indicated:

Exchange Rate of Brazilian Currency per U.S. Dollar

	Low	High	Average(1)	Period-end
	(Reais per US$1.00)
Year
1998	1.1165	1.2087	1.1644	1.2087
1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9183	3.5333
2003 (through June 24)	2.8491	3.6623	3.1932	2.8616

	Low	High
	(Reais per US$1.00)
Month
December 2002	3.4278	3.7980
January 2003	3.2758	3.6623
February 2003	3.4930	3.6580
March 2003	3.3531	3.5637
April 2003	2.8898	3.3359
May 2003	2.8653	3.0277
June 2003 (through June 24)	2.8491	2.9780
______________
Source:	Central Bank
(1)	Calculated by using the average of the exchange rates on the last day of each month during the relevant periods.

On December 31, 2002, the commercial selling rate was R$3.5333 per U.S. dollar. On June 24, 2003, the commercial selling rate was R$2.8616 per U.S. dollar.

Fluctuations in the exchange rate between the real and the U.S. dollar will affect the U.S. dollar equivalent of the real-denominated prices of our shares and, as a result, will affect the market prices of our ADS in the United States.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Form 20-F, including the discussions set forth in “Item 4. Information on the Company”and “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and related notes included elsewhere in this Form 20-F. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the proposed debt restructuring plan and for a description of our debt.

Risks Related to the Proposed Debt Restructuring Plan

We and our various lenders and debt holders are currently engaged in negotiations with regard to a restructuring of our debt facilities and instruments. If these negotiations are not satisfactorily resolved, we would continue to be left with negative working capital. This could result in our inability to operate as a “going concern.”

In the second half of 2002, we and our various lenders and debt holders commenced negotiations with regard to a restructuring of our debt facilities and instruments, and these negotiations are still taking place. The goal of these negotiations are to, among other things, reduce our near-term debt service obligations to levels that can be serviced with operating cash flows, limit the impact of future exchange rate volatility by converting a portion of our dollar-denominated debt to real-denominated debt, amend certain financial and other covenants in our debt facilities and instruments and establish a fully-funded business plan for the medium term. Although the terms of such restructuring remain under negotiation, we expect that this restructuring will result in either: (i) an exchange of a portion of our debt by our lenders and debt holders for an equity ownership position in Net Serviços; (ii) an exchange of a portion of our debt by our lenders and debt holders for new debt of Net Serviços; or (iii) an exchange of a portion of our debt by our lenders and debt holders for a combination of new debt and equity of Net Serviços. Any debt for equity exchange would dilute holders of our common and preferred shares and ADSs. We can give no assurance that the restructuring will be consummated or our outstanding debt will be renegotiated in full or in part. If the restructuring is not concluded in a satisfactory manner, we will not be able to make the required payments on our debt that have come due since December 2002, and which have not been paid, or meet scheduled principal and interests payments on our debt that comes due in the second half of 2003, with our own resources or without further (a) financing by third parties or (b) capitalization by our major shareholders, unless we sell assets or otherwise raise capital. This would result in a liquidity crisis for us and would have a material adverse impact on our financial condition. Such an event would continue to leave us with negative working capital and could result in our inability to operate as a “going concern.” If we are unable to continue as a “going concern,” we may be forced to pursue a sale or liquidation of assets to satisfy our creditors. This would materially adversely affect holders of our preferred shares and ADSs.

We have engaged The Blackstone Group, an investment bank, to assist us with the restructuring of our debt facilities and instruments. The implementation of the debt restructuring is subject to a number of uncertainties and factors, many of which are not within our control, such as the state of Brazilian and international capital markets and our ability to reach agreements with our lenders and debt holders.

Risks Related to Net Serviços

Our financial statements were prepared under the assumption that we will continue as a “going concern” even though there is substantial doubt in this regard.

Our consolidated financial statements included elsewhere in this Form 20-F have been prepared under the assumption that we will continue as a “going concern.” Continuing adverse conditions in the general economic environment and the effect of those conditions on our business have had a negative impact on our cash flows and results from operations and therefore on our ability to make scheduled principal and interest payments on our debt and on our ability to comply with certain financial covenants previously established under our debt facilities and instruments. Because of the uncertainties as to the results of current negotiations with our lenders and debt holders regarding the restructuring of our debt and therefore as to the adequacy of our financial resources to meet our anticipated cash requirements for the second half of 2003 and future periods, there is substantial doubt about our ability to continue as a “going concern.”Our ability to continue as a “going concern” is dependent upon, among other things, the satisfactory conclusion of our debt restructuring and our ability to generate sufficient cash from operations and financing arrangements to meet our obligations. If the “going concern” basis was not appropriate for our consolidated financial statements, then significant adjustments might be necessary in the carrying value of assets and liabilities, the revenues and expenses reported, and the balance sheet classifications used.

We have not made payments of principal or interest under our debt facilities and instruments and cannot assure you that our lenders or debt holders will not seek to accelerate payment on our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law.

We have not made scheduled principal or interest payments on any of our debt since December 2, 2002, and we have not maintained specified financial ratios nor met specified financial tests required under certain debt facilities and instruments. Our non-payment of these scheduled principal and interest payments and our inability to maintain or comply with ratios or financial tests under our debt facilities and instruments have resulted in violations under a number of our debt facilities and instruments. These violations enable our various lenders and debt holders to accelerate amounts due under their respective debt facilities and instruments. As a result, various of our lenders and debt holders may declare all amounts outstanding under their respective debt facilities and instruments, including accrued interest and other obligations, to be due and payable. In December 2002, União de Bancos Brasileiros S.A., or Unibanco, filed a collection suit against us in the Central Court of São Paulo to recover approximately R$72.2 million (US$20.4 million) relating to amounts outstanding on a loan made to us. We cannot assure you that our other lenders or debt holders will not seek to accelerate amounts outstanding under any of our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law.

A significant amount of debt has to be restructured or repaid, but we cannot assure you that a restructuring or repayment will occur.

As a result of our non-payment of scheduled principal or interest payments on our debt since December 2, 2002, and as a result of not maintaining specified financial ratios nor meeting specified financial tests required under our debt facilities and instruments, at December 31, 2002, all of our indebtedness, except leasing, had been classified as “current.” As of December 31, 2002, and March 31, 2003, scheduled principal payments on our debt totaled US$323.7 million and US$330.3 million, respectively. Our high level of debt maturities has contributed to our large working capital deficit. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures and debt principal and interest repayment requirements, we will not have adequate financial resources to meet our anticipated cash requirements for the second half of 2003 and future periods unless we restructure our debt, obtain financing from third parties, capital from our shareholders or unless we sell assets or otherwise raise capital. If we and our various lenders and debt holders are unable to successfully negotiate, among other things, a reduction in our near-term debt service obligations, we would have to consider pursuing alternative restructuring options, which could include a sale or liquidation of assets. This would materially adversely affect holders of our preferred shares and ADSs.

We have a large amount of debt, which increases our vulnerability to adverse economic and market conditions and adversely affects our business, liquidity and results of operations.

We have a large amount of debt. As of March 31, 2003, on a consolidated basis, we had approximately US$330.3 million in principal amount of debt outstanding, with approximately 66% of that debt denominated in U.S. dollars. All of our debt is classified as “current.”

During 2002, Standard & Poor’s lowered our foreign and local currency corporate credit and senior unsecured debt ratings and placed us on credit watch with negative implications. Our rating was lowered (i) to B+ from BB-, on February 8, 2002, (ii) to CCC+ from B+, on June 28, 2002, and (iii) to D from CCC+, on December 3, 2002.

These announcements (and related announcements) could adversely affect our ability to access the capital markets and raise debt financing on acceptable terms and restructure our debt.

Our large amount of debt has important consequences to holders of our preferred shares and ADSs, including:

  exposing holders to dilution in the event of debt-for-equity exchanges with our lenders or debt holders;

  increasing our vulnerability to adverse general economic and cable and television industry conditions;

  affecting our ability to obtain additional financing to fund our debt service requirements, future working capital requirements, capital expenditures, acquisitions or other general corporate purposes;

  requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of and interest on indebtedness, thus reducing future business opportunities;

  increasing our vulnerability to fluctuating interest rates, since certain of our borrowings bear variable interest rates; and

  exposing us to the risk of depreciation of the real against the U.S. dollar.

We might not have sufficient liquidity to fund our capital spending requirements and to conduct our ongoing operations.

In addition to our significant debt service requirements, we need significant cash to fund our capital expenditures and to conduct our ongoing operations. We expect that our annual capital expenditures will total approximately US$30 million in 2003. If we are unable to obtain the capital necessary to fund these capital expenditures from operating cash flow, we may not be able to fund our planned capital expenditures. This could adversely impact our future revenues and cash flows, and delay plans to introduce digital cable services, which is currently scheduled for 2004. We may also need to fund additional capital expenditures to keep pace with technological developments, and we cannot assure you that we will be able to fund such capital expenditures.

We have had to implement a number of steps to address our weaker than expected operating results, our weak liquidity position, the downturn in the Brazilian economy and the depreciation of the real against the U.S. dollar. These include the non-payment of our debt that has come due since December 2, 2002, reductions in capital expenditures, cost-cutting initiatives, negotiated deferrals of amounts payable to equipment suppliers and deferrals of programming fees. As of December 31, 2002, our accounts payable to programmers totaled US$51.1 million, and the amount of deferred payments to equipment suppliers totaled US$12.4 million. During 2002, we reached agreements with our equipment suppliers to defer the entire US$12.4 million to be paid over 2003 and with our programmers to defer US$39.8 million of the US$51.1 million to be paid over 2004 and 2005. As of March 31, 2003, the amount of deferred payments to equipment suppliers totaled US$9.6 million, and our accounts payable to programmers totaled US$57.7 million. During 2003, we have paid approximately US$3.1 million of the deferred payments to equipment suppliers. Our operating cash flows could be adversely impacted by a number of factors, many of which are not within our control, such as continued weakness or worsening of the Brazilian economy and further depreciation of the real against the dollar.

Agreements governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect holders of the preferred shares and the ADSs.

The agreements that govern our debt and the debt of our subsidiaries contain a number of significant covenants that could adversely impact our business. In particular, the terms of these agreements restrict our ability and the ability of our subsidiaries to:

  pay dividends or make other distributions;

  make certain investments or acquisitions;

  dispose of assets or merge;

  incur additional debt;

  issue equity;

  repurchase or redeem equity interests and debt;

  grant liens; and

  pledge assets.

Furthermore, in accordance with a number of our debt agreements, we are required to maintain specified financial ratios, including consolidated indebtedness to consolidated operating cash flow, or adjusted EBITDA and adjusted EBITDA to consolidated net interest expense. As of December 31, 2002, we were not in compliance with these ratios. Our non-compliance with these financial covenants has resulted in violations under a number of our debt facilities and instruments. As a result, various of our lenders and debt holders may declare all amounts outstanding under their respective debt facilities and instruments, including accrued interest and other obligations, to be due and payable. As part of our debt restructuring plan, we are seeking to negotiate appropriate amendments to the covenants contained in the relevant debt facilities and instruments.

We expect to continue recording net losses for the foreseeable future.

We reported operating losses of approximately US$109.1 million and US$8.2 million in 2001 and 2002, respectively, and net losses of US$349.5 million and US$701.0 million in 2001 and 2002, respectively. Due to our large depreciation and amortization expenses, planned network upgrades and other capital expenditures, and anticipated continued weakness in the Brazilian economy, we recorded significant operating losses until 2001. In 2002, we revised the useful lives of assets such as headends, external network decoders and cable modems, resulting in a US$147.5 million reduction in depreciation expenses, and a US$100.9 million reduction in operating losses compared to 2001. We expect to continue to record net losses for the foreseeable future due to our financial expenses. We cannot predict what impact continued losses might have on our ability to finance our operations in the future or on the market value of our preferred shares and ADSs.

Due to our losses so far, we have never declared or paid any cash dividends on our shares, including the preferred shares underlying our ADSs. We do not expect to pay any cash dividends in the foreseeable future.

We have historically relied on our major shareholders for financing, but do not expect that any such financing will be available in the future.

We have historically received significant amounts of funding and other financial support from our major shareholders in raising capital. These include shareholder guarantees for loans taken out in 1995, 1997 and 1998, purchases by major shareholders of debentures issued by us and major shareholders granting loans and advancing capital in 2000, 2001 and 2002. We do not expect that funds or other financial support will be available in the future from our major shareholders.

Negative developments or changes in our relationship with Globopar and its affiliates could adversely affect our access to programming.

We obtain all of our programming from Brazilian and international sources through Net Brasil S.A., or Net Brasil, 60% of which is indirectly owned by Globopar and 40% of which is owned by us. Accordingly, we have no direct contracts with any programming providers. Although Net Brasil provides us with exclusive cable-television rights in our licensed areas, it also provides programming to cable television companies outside our licensed areas and to Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda.), or Sky Brasil, a satellite-television provider that competes directly with us and that Globopar owns a significant interest in. Net Brasil provides programming to us and Sky Brasil on substantially the same terms and conditions. In addition, much of the programming that we purchase through Net Brasil is produced by Globosat Programadora Ltda., or Globosat, which is wholly owned by Globopar.

Continued negative financial or business developments at Globopar (for example, Globopar’s inability to obtain necessary financing) or changes in our relationship with Globopar and its affiliates (for example, if Globopar were no longer a controlling or significant shareholder of Net Serviços) could adversely affect our current programming arrangements with Net Brasil and our ability to obtain programming whether from within the Globo group of companies or elsewhere. This could lead to the loss of our current exclusive cable television rights to Globosat’s popular Brazilian programming or to the loss of access to all or some of such programming if another pay-television provider, such as a cable television or direct broadcast satellite, or DBS, competitor, were to negotiate exclusive rights to such programming. In addition, this could result in increases in our programming costs to the extent we lose the benefit of Net Brasil’s market scale in negotiating programming fees on our behalf and to the extent our programming fees have been historically lower than other cable competitors due to our relationship with Globopar and its affiliates. Increases in programming costs would adversely affect our cash flows and operating margins.

As described above, during 2002, due to our negative liquidity situation, we had to defer payments on a significant amount of programming fees payable to Net Brasil for both third party and Globosat programming. Our access to programming could be negatively impacted if we continue to defer payments to programming providers because of lack of liquidity, access to financing or if our proposed debt restructuring does not occur.

We depend on key members of our senior management. Any difficulty in retaining our current senior management or in hiring new employees could adversely affect our ability to operate our business.

Our business is managed by a small number of key senior managers. The loss of any of these individuals could materially affect our business. In addition, our success depends on our ability to continue to attract, recruit and retain sufficient qualified scientific, technical, managerial and administrative personnel as we grow. Competition for qualified personnel in Brazil is strong, and there is generally a limited number of persons with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain senior management, integrate new managers or recruit qualified personnel in the future.

Holders of our common shares will be able to control most corporate transactions.

Entities affiliated with our major shareholders: Globopar, BNDES Participações S.A., or Bndespar, Bradesplan Participações S.A., or Bradesplan, RBS Participações S.A., or RBS, together own almost 100% of our common shares. Common shares are our only shares of capital stock that hold full voting rights. As a result, these major shareholders, acting together, will be able to control most corporate transactions. In accordance with Brazilian corporate law and our by-laws, holders of the preferred shares, and thus of the ADSs, are entitled to vote at meetings of our shareholders in only limited circumstances. This means, among other things, that you, as a holder of preferred shares or ADSs, are entitled to vote only on the following matters:

  our transformation, consolidation, merger or spin-off;

  valuation of assets used in increases in our capital;

  approval of certain specified agreements between us and our controlling shareholder or its affiliates;

  choice of a company skilled in the determination of the our economic value intended for the public offering of our shares; and

  change or repeal of statutory provisions of our by-laws that alter or modify any São Paulo Stock Exchange, also known as Bovespa, requirements.

Certain of our major shareholders have interests in companies that currently or may in the future compete with us, including the interests of Globopar and the Marinho family in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Accordingly, the interests of our major shareholders may conflict with the interests of holders of our preferred shares, and our major shareholders may cause the company to act in a manner divergent with the interests of our preferred shareholders.

Risks Related to Our Business

The industry in which we compete is highly competitive, which can adversely impact our business and results of operations.

The television industry in Brazil is highly competitive. We currently compete with:

  cable systems in seven of the 44 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis operated by TVA Sistema de Televisão S.A., or TVA, and in Belo Horizonte operated by W@y Brasil;

  DBS services offered in Brazil by Brazilian and international media consortia, including: Galaxy Brasil Ltda., a subsidiary of DirecTV Latin America LLC; Sky Brasil, a joint venture between News Corporation plc, a subsidiary of The News Corporation Limited, Globopar and Liberty Media International, Inc.; and Tecsat;

  Brazilian broadcast networks and their local affiliates; and

  multi-channel multi-point distribution systems, or MMDS, including those systems operated by or affiliated with TVA in São Paulo and Rio de Janeiro.

We also compete with movie theaters, video rental stores and other entertainment and leisure activities generally.

Our high-speed Internet access service, Vírtua, faces significant competition from providers, principally telephone companies, including Telefonica, Telemar and Brasil Telecom, of asymmetric digital subscriber line technology, or ADSL.

Our corporate data transmission service, Vicom, competes with numerous providers of similar services, including Embratel, Telefonica and AT&T Latin America.

A number of our competitors have greater financial and other resources, including access to the financial resources of their shareholders, than we do. As a result, we are unable to assure you that we will have the ability to compete successfully and any such failure could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in technology may affect our competitiveness. The pay-television industry historically has been, and likely will continue to be, subject to rapid and significant changes in technology. In particular, the emergence of new, lower cost delivery systems or the widespread use of digital compression technology, which is currently available for certain transmission media and under development for others, would allow transmission of multiple channels on the same frequency, and therefore could result in increased competition in the Brazilian pay-television industry. We are unable to assure you as to the ultimate effect on us of possible technological changes. Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete.

High rates of churn could negatively affect our revenues and profitability.

Our ability to generate pay-television subscription revenue is dependent on our ability to attract and retain subscribers, which entails significant costs such as the programming fees we must pay in order to assemble attractive programming packages. In addition, we incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. Subscriber “churn” is the total number of net disconnected subscribers (excluding the temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our revenues and profitability. During 2002, we experienced decreased churn due to various factors, including positive results from the implementation of a more selective screening process when determining whether to accept new subscribers, the use of retention islands, a program that utilizes skilled customer service representatives to target subscribers that may discontinue their services with us due to dissatisfaction, and our heightened focus on customer satisfaction, such as the outsourcing of our customer service centers. We cannot assure you that our churn rates will not be higher in future periods.

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing, including trademark fees, approximately 31.5% and 36.3% of our gross operating revenues in 2001 and 2002 respectively. In addition, since a substantial portion of our programming costs have historically been denominated in U.S. dollars, depreciation of the real against the U.S. dollar has increased the cost of our programming in reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and in proportion to inflation. Accordingly, these contracts, along with market constraints, may limit our ability to pass along increases in programming costs to our subscribers. Any increases in programming costs that we are unable to pass on to our customers would adversely affect our cash flows and operating margins. We have entered into negotiations with our programmers, through Net Brasil, to convert our programming costs from U.S. dollars to reais, readjusted by the Indice Geral de Preços do Mercado, or IGP-M. However, we cannot assure you that agreements will be reached with each of our programmers to convert our programming costs from U.S. dollars to reais.

We operate our cable systems under licenses that are non-exclusive and subject to conditional renewal.

Our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by the Agência Nacional de Telecomunicações, or Anatel, the Brazilian Telecommunication Agency under the applicable legislation. See “Item 4. Information on the Company—Regulation—Cable Television Services.” Consequently, Anatel, could grant additional licenses to competitors in the same geographic area. As a result, competing operators may build systems in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in seven of the 44 cities in which we operate, including overbuilding of 26% and 50% of our network in São Paulo and Belo Horizonte, respectively.

In addition, our licenses are subject to periodic renewal, which is conditioned upon our having met certain requirements concerning our ownership, system build-out, our technical, financial and legal ability to operate the system and others. Within its supervisory role, Anatel may seek a judicial decision, which would allow it to revoke the license of a cable television concessionaire that, due to the lack of technical, financial or legal capacity, fails to render cable television services on a regular basis. We cannot assure you that our subsidiaries will have the necessary working capital to maintain the regular rendering of cable television services in the event our debt restructuring is not completed in a satisfactory manner. Also, we cannot assure you that in the event of a sale or liquidation of assets, our subsidiaries would maintain the technical and financial capacity to render regular cable television services. The failure to provide regular cable television services could, as explained above, lead to the revocation of our subsidiaries' licenses by Anatel. If we were to lose any of our licenses, such loss could materially adversely affect our business, financial condition and results of operations.

We are subject to extensive government regulations and changes in regulations could adversely affect our operations.

Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other topics, licensing, local access, commercial advertising and foreign investment. For example, Brazilian cable regulations:

  place limits on the number of licenses that may be held by any single cable operator and its affiliates;

  provide that cable television licenses may not be transferred without approval of Anatel;

  require pay-television operators to carry certain channels or content;

  limit the provision of our broadband Internet service to existing cable subscribers; and

  prevent us from acting as an Internet Service Provider, or ISP.

Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and in proportion to inflation.

In addition, Brazilian law requires that 51% of the voting rights of companies holding licenses to provide cable television be held by Brazilian citizens or by companies that themselves have 51% of their voting rights held by Brazilian citizens. These ownership restrictions will limit the number of potential buyers of or investors in our company and could therefore depress the price of the preferred shares and the ADSs.

The Brazilian Congress, from time to time, considers revisions to one or more aspects of regulations applicable to us. Any changes to the current Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition.

The Internet access portion of our business is subject to a variety of risks.

Our business plan depends in part on the continued growth of our high-speed Internet access service, Vírtua. Only a limited number of households currently use the Internet in Brazil. If Internet usage does not increase, declines or evolves away from the technologies in which we are investing, our business and results of operations could suffer an adverse effect.

The Internet industry faces a number of related uncertainties. These include but are not limited to the following:

  a lack of reliable security technologies;

  privacy concerns;

  Internet traffic congestion;

  evolving industry standards which may make certain services obsolete;

  inconsistent service quality;

  excessive or unduly restrictive government regulation;

  network infrastructure and risk of system failure, such as viruses;

  uncertainty regarding intellectual property rights and other legal issues;

  the failure of the Internet infrastructure, such as servers and modems, to support current levels of usage growth;

  dependence on partnerships with ISPs;

  claims of liability against ISPs as a result of computer viruses or security breaches; and

  slower than expected development and commercialization of performance improvements, such as high-speed modems.

Any of these and other factors could negatively affect our ability to sell our high-speed Internet access service or any other Internet-based services we may introduce in the future. Finally, our broadband Internet service faces a broad range of strong competition, including from major Brazilian telephone companies providing ADSL services. There can be no assurance that we will be able to compete effectively in this market.

We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations.

In 1999, several of the principal Brazilian municipalities, which contain 57% of our subscribers, issued municipal decrees and laws imposing taxes for the use of public thoroughfares, including installation and passage of cables. We have filed lawsuits challenging the constitutionality and legality of this tax in each of these places, namely, São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília and Campo Grande. These taxes apply to, among others, cable companies and telecommunication companies.

Two lawsuits have already been decided in the lower courts. In Rio de Janeiro, we were released from any payment obligation in respect of the tax, while in São Paulo the lower court ruled that we must pay the tax retroactively to the date the decree was issued. Both decisions are subject to appeal, and our payment in the São Paulo case has been stayed pending the outcome of the appeal.

We have not established any reserves for the payment of this tax. The tax varies by municipality but in aggregate would require monthly payments, on average, in an amount equal to R$1.04 (US$0.29) per meter of installed cable. We have approximately 18,561,000 meters of installed cable in such municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax are successful in implementing and collecting this tax, additional municipalities may seek to impose it as well. If our appeals fail and we are required to pay this tax to the various municipalities, our operating results would be materially and adversely affected.

We are party to several other civil, tax and labor lawsuits. Unfavorable decisions in these lawsuits may require us to pay significant pecuniary amounts which may negatively impact our business, results of operations and financial condition. See “Item 4. Information on the Company—Legal Proceedings.”

Our success in medium-term will depend in part on our ability to offer new services and to keep pace with advances in technology.

We are in the early stage of assessing the introduction of new services such as digital cable television and near video-on-demand. We cannot be sure, however, that demand for our new services will be sufficient to recover our costs of developing and marketing them. Moreover, technology in the communications industry is changing very rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered uncompetitive by the advent of superior or cheaper technology. Finally, it is likely that many of the new services we offer in the future will also be offered by our competitors. Therefore, our failure to introduce these new services as rapidly, or to market and sell them as effectively, as our competitors could significantly harm our ability to generate significant revenues from new services.

Risks Related to Brazil

A downturn or volatility in the Brazilian economy or the depreciation of the real could adversely affect our revenues, cash flows and profitability.

All of our operations and customers are located in Brazil. Therefore, our results of operations and financial condition depend upon the level of economic activity in Brazil, including the rate of economic growth and its impact on demand for our services. The weakness in the Brazilian economy has already adversely affected our subscriber and revenue growth. There can be no assurance that the economic weakness will not be prolonged or become more severe. Either occurrence would lead to shortfalls in our revenues and subscriber levels and would have an adverse impact on the price of our preferred shares and ADSs.

Although our revenues are in reais, a substantial portion of our debt and cash obligations are denominated in other currencies, particularly U.S. dollars. These obligations include payments of principal and interest under our U.S. dollar-denominated debt, some payments under our programming contracts and payments for certain equipment used in our network. Accordingly, depreciation of the real against the U.S. dollar would provide us with a lower amount of revenue to support our U.S. dollar-denominated obligations, which would in turn lead to decreased margins and have an adverse impact on our earnings and cash flow and our ability to service our debt. We are currently engaged in negotiations with our programmers through Net Brasil to convert our programming costs from U.S. dollars to reais. However, we cannot assure you that agreements will be reached with each of our programmers to convert our programming costs from U.S. dollars to reais.

As of March 31, 2003, we had US$219.3 million of debt denominated in U.S. dollars. Also, because our revenues are denominated in reais, a depreciation of the real against the U.S. dollar would make our total revenue and average revenue per unit grow more slowly (or even decline) in U.S. dollar terms than it does in reais. This lower level of U.S. dollar-denominated growth could have an adverse impact on the price of the preferred shares and ADSs.

The real has historically suffered several major depreciations against the U.S. dollar and has fallen against the U.S. dollar since it was allowed to float by the Brazilian government in 1999. During 2002, the real fell in value by 52.3% against the U.S. dollar, from an exchange rate of R$2.3204 to US$1.00 on December 31, 2001 to an exchange rate of R$3.5333 to US$1.00 on December 31, 2002. Within this general trend of depreciation, the Brazilian currency has shown high volatility. Depreciation of the real against the dollar could negatively impact the market price of the preferred shares and the ADSs.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and the ADSs.

Our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies to influence the course of Brazil’s economy. Our business, financial condition and results of operations may be adversely affected by such changes in policy as well as other factors outside of our control such as:

  currency fluctuations;

  inflation;

  price instability;

  interest rates;

  tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation could threaten our revenues, contribute significantly to economic uncertainty in Brazil, and cause heightened volatility in the Brazilian securities markets.

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,174.7% in 1992, 2,567.3% in 1993 and 869.8% in 1994, according to the IGP-M, published by Fundação Getúlio Vargas. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to IGP-M, was 20.1% in 1999, 10.0% in 2000, 10.8% in 2001 and 25.3% in 2002. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar, and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Brazilian securities markets are volatile and illiquid, which could negatively affect the market value of our ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States, and are not as highly regulated or supervised as are those markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may cause the price of securities of Brazilian companies, including our ADSs and preferred shares, to fluctuate in both the domestic and international markets. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2002 share trading volume, had a market capitalization of approximately US$124.0 billion as of December 31, 2002 and an average daily trading volume of approximately US$166.3 million for 2002. In comparison, the Nasdaq National Market had a market capitalization of US$2.0 trillion as of December 31, 2002 and an average daily trading volume of approximately US$28.8 billion for 2002.

The market for our preferred shares and the ADSs has experienced significant price and volume fluctuations. In 2000, 2001 and 2002, the prices of the preferred shares and the ADSs declined 38%, 69% and 97%, respectively.

The perception of risk in emerging economies may impede our access to international capital markets and adversely affect the market price of our preferred shares and ADSs.

International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of certain emerging market countries have resulted in investors’ perception of greater risk from investments in emerging markets in general. Such perceptions regarding emerging market countries have significantly affected the Brazilian securities markets and the availability of credit in the Brazilian economy, from both domestic and international sources of capital. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in others, including Brazil. Economic and market conditions in other emerging market countries, especially those in Latin America and Asia, have at times resulted in considerable outflows of funds and declines in the amount of foreign investment in Brazil, have caused Brazilian companies to face higher costs of raising funds, and have adversely affected the market price of Brazilian companies’ securities. Such events have included the depreciation of the Mexican peso in December 1994, the Asian economic crisis of 1997 and the Russian currency crisis of 1998. These events were exacerbated in Brazil by the 1999 currency depreciation and related economic developments. Argentina’s instability in 2001 and 2002 increased international financial markets volatility, resulting in an October 2002 exchange rate of R$3.9552 to US$1.00, its lowest value against the U.S. dollar during 2002.

To the extent that economic problems in emerging markets countries or elsewhere spread into Brazil or adversely affect the Brazilian securities markets, our business and the price of the preferred shares and ADSs will be adversely affected.

We cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. Decreased foreign investment in Brazil could negatively affect growth and liquidity in the Brazilian economy, which in turn could have a negative impact on our business.

Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. If reintroduced, these restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, from reais into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the custodian, acting on behalf of the depositary for the ADSs, will hold the reais it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts. In addition, any reais so held will be subject to depreciation risk. We do not expect to pay dividends to our shareholders for the foreseeable future.

You may face difficulties in proceedings with respect to your interests as a shareholder, because we are a Brazilian company.

We are a sociedade anonima, or corporation, organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for investors to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face difficulties in protecting your interests in the case of actions by our directors or officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

Risks Related to Our Securities

We are subject to different corporate rules and regulations as a Brazilian company, and the ADSs have fewer and less well defined shareholders’ rights.

Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differs from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions outside Brazil.

The Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of minority shareholder interests may be less well defined and enforced in Brazil than in the United States, putting holders of the preferred shares and ADSs at a potential disadvantage. Corporate disclosures may be less complete or informative than what might be expected of a U.S. public company.

If you exchange the ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for payments of dividends and other distributions relating to the preferred shares or upon the disposition of the preferred shares. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely—for five business days from the date of the exchange—on the custodian’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of, or distributions relating to, the preferred shares unless you obtain your own electronic certificate of registration or register your investment in the preferred shares under specified regulations that entitle foreign investors to buy and sell securities on the Bovespa. If you obtain an electronic certificate of registration, you may be subject to unfavorable tax treatment on gains with respect to the preferred shares unless you are resident in a tax haven jurisdiction. See “Item 10. Additional Information—Taxation—Material Brazilian Taxation Considerations.” If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. We cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition will not be imposed in the future. In addition, if you exchange your ADSs for the underlying preferred shares you may be subject to a Brazilian tax (currently imposed at the rate of 0.38%) upon the withdrawal of funds from any Brazilian account in connection with the payment of dividends by Net Serviços or the remittance from Brazil of the proceeds of the sale of preferred shares.

You might be unable to exercise preemptive rights with respect to the preferred shares.

You may not be able to exercise the preemptive rights relating to the preferred shares, including preferred shares underlying ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

Holders of ADSs may find it difficult to exercise their voting rights.

You may find it difficult to exercise some of your rights as a shareholder if you hold ADSs rather than preferred shares. For instance, if we fail to timely provide the depositary with voting materials, you may not be able to vote by giving instructions to the depositary on how to vote for you.

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend. Although under our current by-laws we are generally obligated to pay our shareholders 25% of our annual net adjusted income, our shareholders, acting at our annual shareholders’ assembly, have the discretion to suspend this mandatory distribution of dividends if the board of directors advises them that the payment of the dividend is not compatible with our financial situation. Neither our by-laws nor Brazilian corporate law specifies the circumstances in which a distribution would not be compatible with our financial situation. However, general Brazilian practice is that a company need not pay dividends if such payment would threaten the existence of the company as a “going concern” or would harm its normal course of operations. We do not expect to pay dividends to our shareholders for the foreseeable future.

The sale by us or our shareholders of a substantial number of preferred or common shares, including the potential issuance of additional preferred or common shares in connection with the negotiations regarding restructuring of our debt facilities and instruments, could decrease the market prices of the preferred shares and the ADSs, and could significantly dilute our shareholders.

Sales by us or our shareholders of a substantial number of preferred or common shares, including the potential issuance of additional preferred or common shares in connection with the negotiations regarding restructuring of our debt facilities and instruments, or the belief that any of these may occur, could decrease the market prices of the preferred shares and the ADSs. If we or our major shareholders sell large blocks of preferred shares or common shares, the market prices of the preferred shares and the ADSs could be adversely affected.

We may explore raising additional capital by selling shares, convertible securities or other equity-linked securities. The timing, terms, size and pricing of any such transaction will depend on investor interest and market conditions. Any issuance of equity or equity-related securities that we may sell would dilute our shareholders, possibly substantially to the extent that pre-emptive rights are not made available to shareholders or exercised by them.

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for the ADSs.

As of March 31, 2003, there were 737,792 ADSs outstanding, and their average daily trading volume on the Nasdaq National Market during 2002 was 1.8 billion shares per day and US$28.8 billion per day. Securities that trade at such volumes and that have a similar float typically have much lower levels of liquidity than other securities traded in the United States. This means there tend to be fewer willing buyers and sellers and fewer trades for the ADSs than for other equity securities; as a result, the prices quoted for the ADSs may be less reliable and more volatile than those for other securities traded in the United States.

Risks relating to Net Serviços’ entry into the Novo Mercado

Our entry into the Novo Mercado could adversely affect holders of preferred shares by eliminating their dividend preference and negatively impact the trading market for the preferred shares.

In the Protocol of Recapitalization, entered into during the second quarter of 2002 among us and our major shareholders, our major shareholders have undertaken to cause Net Serviços to enter the Novo Mercado of the Brazilian stock exchange, subject to a number of specified conditions. One prerequisite for entry into the Novo Mercado is that Net Serviços have only one class of capital stock, namely common shares. Accordingly, if we decide to proceed with our plans to enter the Novo Mercado, all preferred shares outstanding at the time will be converted into common shares through a mandatory conversion process. As a result, holders of preferred shares will lose their preferred dividend and distribution rights. This conversion could also cause Globopar, our indirect controlling shareholder, to no longer hold the majority of our voting shares. In addition, the liquidity of the trading market and the market price for the preferred shares and the ADSs may be negatively impacted as a result of the process of entering the Novo Mercado.

Holders of preferred shares may be entitled to withdraw from the capital stock of Net Serviços and to seek cash reimbursement for the appraised value of their preferred shares.

If we elect to enter the Novo Mercado, we will do so through a mandatory conversion process whereby all outstanding preferred shares will be automatically converted into common shares, unless their holders exercise withdrawal rights. In connection with this mandatory conversion process, holders of preferred shares will be entitled to withdraw from the capital stock of Net Serviços and to seek cash reimbursement for their preferred shares at book value or at a specified appraised value. If a substantial number of preferred shareholders elect to seek cash reimbursement from us (and we elect to proceed to enter the Novo Mercado nonetheless), we may be subject to significant payment obligations, which could adversely affect our liquidity position.

ITEM 4. INFORMATION ON THE COMPANY

Business Overview

We are the largest cable television operator in Brazil, based upon the number of subscribers and homes passed. As of December 31, 2002, we had 1.3 million subscribers in 44 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are also the leading provider of high-speed cable modem Internet access through our Vírtua service, which had approximately 55,700 subscribers as of December 31, 2002. Our advanced, broadband network of coaxial and fiber-optic cable covers over 35,000 kilometers and passes more than 6.5 million homes. In 2002, we had net operating revenues of US$403.5 million.

Since 1998, we have focused on building our cable infrastructure, primarily in the most prosperous and populous regions of Brazil. Our network currently operates in major cities located throughout Brazil, including: São Paulo, Rio de Janeiro, Brasilia, Belo Horizonte, Porto Alegre and Curitiba, six of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. Our acquisitions of Net Sul, Unicabo and Vicom in 2000 were designed to add scope and scale to our network and new services to our customers. In 2001, we focused on upgrading the quality of our network to increase bandwidth and install two-way communication capability. As of December 31, 2002, approximately 35% of our network had two-way communication capability.

Currently, our principal services include basic cable television under the “NET” brand name with five separate programming packages, high-speed Internet access under the “Vírtua” brand name, pay-per-view programs and corporate data transmission services to corporate customers through our subsidiary Vicom.

By expanding our network’s capacity and upgrading its capabilities, we expect to have the ability to offer services that are value-added and complementary to our traditional pay-television packages. During 2004, we plan to begin offering digital cable services on a selected basis. By providing digital cable services, we will be able to offer subscribers premium programming packages, additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. As we introduce digital cable, we will target our network upgrades on neighborhoods that serve a larger proportion of high-income homes. By rolling out digital cable in this manner, we can focus our capital expenditures on areas where we expect to optimize returns.

Strategy

Our strategy is to maintain our position as Brazil’s leading provider of pay-television services and take advantage of anticipated demand for advanced services in Brazil. In doing so, we will maintain our focus on improving our cash flows and operating margins. In order to achieve our goals, we are undertaking the following business and financial initiatives.

Business Initiatives

  Improve customer satisfaction by providing reliable, high quality services and responsive customer interaction. We view our business as a service business and therefore have been working hard to improve customer satisfaction, both with our existing cable and broadband services and in our responsiveness to customer inquiries. Before the outsourcing of our customer service centers in July 2002, only approximately 75% of the calls made to our customer service centers were answered. Currently, approximately 92% of the calls made to our customer service centers are answered. Our goal is to increase this percentage to approximately 95% by the end of 2003.

  Pursue growth by increasing revenue per subscriber and penetration along our existing network through targeted marketing. We have begun to focus our marketing efforts on our existing customer base and potential customers already passed by our network. Through this targeted marketing approach, we hope to encourage existing customers to migrate to higher-end programming packages and purchase value-added services, and to increase penetration of Class A and B homes (the top two Brazilian socio-economic tiers established by IBGE) currently passed by our network. Approximately 3.1 million, or 47% of our homes passed, are Class A and B households. Approximately 1.6 million, or 61%, of these homes passed are on a portion of our network having the bandwidth and two-way capacity necessary for digital cable.

  Continue the growth of Vírtua, our high-speed Internet access service. In order to achieve our growth targets, we will need to enhance our relationship with Vírtua subscribers and differentiate service and content. On July 31, 2002, we launched the “Ambiente Vírtua,” a service that is exclusive to Vírtua subscribers, which allows such subscribers to browse multimedia sites. This service entitles the user to gain access to an interactive community, giving them access to content and services segmented by areas of interest such as: (i) entertainment, (ii) games, (iii) interactivity, (iv) tourism, (v) services and (vi) shopping. Moreover, the environment will optimize subscriber access, since the content providers will be directly linked to our operation center. The following portals and websites are part of the “Ambiente Vírtua”: SuperIG, Terra, Yahoo, All TV, Fulano, InetChat, X-Virtual, Câmera Aberta, Velop, WHG, Climatempo, Domínio Fácil, Justo Aqui, Tucows, E-Store Symantec and Futsim. We also announced a new business model for Vírtua’s relationship with ISPs. We led a consortium of broadband ISPs that negotiated a significant reduction in the cost of leasing Embratel’s link. As a result, costs for Vírtua subscribers fell substantially, due to lower monthly fees paid to ISPs. In July 2002, we began receiving monthly fees from ISPs based on the number of Vírtua subscribers connected to their Internet access services. Since then, broadband revenues have been positively impacted by this development.

  Introduce digital cable. We plan to begin to introduce digital cable on a selective basis during 2004 based on the current and potential performance of our network’s 2,836 nodes. This will allow us to increase the number of pay-per-view channels and offer new services such as audio channels containing a variety of music packages, near video-on-demand and an interactive programming guide. This strategy is designed to increase revenues from current subscribers and make us more competitive against DBS providers. Currently, more than 75% of our subscribers belong to Class A and B households. In addition, our subscriber base has the following characteristics: (i) more than 65% have at least two televisions; (ii) more than 69% have at least one computer; and (iii) approximately 57% are Internet users. With the offering of these new services, we have the potential to capitalize on the amount available for spending by our subscribers for entertainment and leisure.

Financial Initiatives

  Improve our capital structure and liquidity position. We are pursuing several measures, including a proposed debt restructuring, designed to improve our capital structure and better align our operating costs, financial expenses and capital investment levels with our anticipated future revenues and cash flows. These measures include, among other things, seeking to (i) reduce our near-term debt service obligations to levels that can be serviced with operating cash flows, (ii) limit the impact of future exchange rate volatility by converting a portion of dollar-denominated debt to real-denominated debt, (iii) amend certain financial and other covenants in our debt facilities and instruments, (iv) increase our equity capital, (v) optimize our capital expenditures and (vi) cut our operating costs. Our plans to improve our capital structure and liquidity position are described in greater detail under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

  Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures in geographic areas and on services where we believe we can achieve higher returns on our investments. Pursuant to this plan, whereby we made an analysis of our network on a node-by-node basis, we will target our capital spending on selected portions of our existing network, principally in wealthy, urban areas, where we anticipate greater demand for broadband, digital cable and advanced services. We believe such targeted investments will allow us to reduce our capital expenditures while providing sufficient investments to upgrade our network to enable us to offer broadband, digital cable and advanced services to our targeted market.

  Continue to focus on cost-cutting initiatives. We have announced significant measures to reduce operating expenses since the middle of 2001. This included the renegotiating of the rent expenses of our headquarters and dismissing approximately 50% of our work force. These layoffs were mainly as a result of the outsourcing of our customer service centers and information technology systems. For 2003, we plan to continue to examine additional cost-cutting initiatives.

  Change in listing arrangements with Bovespa. Since June 2002, our shares have been listed in Bovespa’s Special Corporate Governance Level 2. We believe that trading our shares in these listing segments brings several benefits; it: (i) promotes improved supervision of our business by investors and (ii) enhances the rights of minority shareholders in corporate governance.

History and Development of the Company

Our company was founded in 1994 by Mr. Antonio Dias Leite under the name of Multicanal Participações S.A., or Multicanal. Multicanal began operations by acquiring several existing cable operators in northern and central Brazil, a pattern it continued through 1996. In October 1996, Multicanal listed its ADSs on the Nasdaq National Market. In late 1997, Mr. Leite and our other major shareholders at that time, sold their interests in Multicanal to Globopar. Following that transaction, the principal shareholders of Multicanal were Globopar and União Comércio e Participações, the latter of which was at that time a wholly owned subsidiary of Banco Bradesco S.A..

In September 1998, Multicanal acquired certain cable assets and related liabilities of Globopar and changed its name to Globo Cabo S.A.. The assets we acquired from Globopar included a 50% interest in Unicabo and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., Net Rio S.A. and Net Brasilia Ltda. In 2000, we continued our strategy of growth through acquisitions by purchasing Net Sul, the nation’s second largest cable operator. During 2000, we experienced significant growth, both from the acquisition of Net Sul and on our existing subscriber base. We did not experience growth in 2001 due mainly to the slowing economy in Brazil, or in 2002 due to the slowing economy in Brazil, an increase in hook-up fees that took effect in June 2002 and as result of the implementation of a more selective screening process, which places increased emphasis on the potential subscribers’ credit. In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A..

Our Services

We offer our customers traditional cable television services and programming, as well as new and advanced high bandwidth services such as high-speed Internet access and corporate data transmission. We plan to continue to enhance and upgrade the services we offer by adding, on a selective basis, new programming and further advanced products and services as they become available. During 2004, we expect to begin our roll-out of digital cable television services by offering them to certain selected customers. As of December 31, 2002, we had approximately 1.3 million pay-television subscribers, approximately 55,700 broadband Internet subscribers through Vírtua and over 4,000 corporate network stations through Vicom.

Most of our pay-television subscribers are in the top two Brazilian socio-economic tiers established by the IBGE, a Brazilian federal institute that compiles demographic and economic data. We refer to households in these tiers as Class A and Class B households. Class A and B households are especially attractive to us, as we believe they will demonstrate significant demand over time for our premium pay-television and Internet services and have relatively high creditworthiness. According to a survey published by the Instituto Brasileiro de Opinião Pública e Estatística, or IBOPE, a market research institute, Class A and Class B households represented at year-end 2002 approximately 31% and 46%, respectively, of our pay-television subscriber base.

Following our launch of Vírtua in April 2000, our high-speed Internet access subscriber base grew considerably, from approximately 1,700 to approximately 55,700 at December 31, 2002.

Vicom has been developing its corporate data transmission customer base over the past three years. Its current corporate customers include: Carrefour; Cargill; Nossa Caixa; Castrol; Cemig; Duke Energy; McDonald’s; Visa; and Embratel. As of December 31, 2002, Vicom had over 100 corporate clients.

Pay-Television

Currently, most of our operations relate to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 44 cities in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiìnia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to continuing to offer an appealing variety of quality programming, coupled with a range of programming packages.

Our Programming Packages

We offer our pay-television service in three major programming packages that provide our customers with a variety of price points and channel selection. We also have subscribers to two additional packages, one that is not accepting new subscribers, and one that is offered to our cable modem subscribers. Historically, our subscribers have tended to choose our added channel packages that offer a greater number of total channels over our more basic packages. The following table shows subscriber figures and other information for each of our various channel packages as of December 31, 2002.

Programming Packages as of December 31, 2002

Package	Monthly Subscription Fee		No. Channels	No. of Active Subscribers(1)	% of Total Subscribers
	R$	US$		(in thousands)
Advanced	87.90	24.88	63	659.1	49.8%
Plus(2)	87.89	24.87	54	184.9	14.0%
Master	64.90	18.37	49	306.2	23.1%
Standard	42.90	12.14	32	133.3	10.1%
Vírtua Cabo	16.90	4.78	27	39.8	3.0%
_____________
(1)	Active subscribers equal connected subscribers less subscribers whose service has been blocked due to late payment.
(2)	Has not been available for new subscriptions since 1996.

Our programming packages include the programming we purchase, together with other channels that we are required to provide. These required channels include free broadcast television stations generally available in the service area in which a subscriber resides and six government public service channels that are available nationwide. Outlined below are the current programming packages we offer to our subscribers. In each package the monthly subscription price includes rental of the set-top box needed to receive our cable signal.

“Advanced” package. Our Advanced package is our premium package focused on Class A and B households, who generally have a higher willingness than other socio-economic groups to purchase value-added services such as pay-per-view television and broadband Internet access. It is our strategy to encourage subscribers to our other packages to migrate to the Advanced package.

“Plus” package. Our Plus package has not been available for new subscriptions since 1996. We are encouraging Plus subscribers to switch to the Advanced package, which includes more channels and has substantially the same monthly subscription fee as that for the Plus package. We are encouraging this migration because we are in the process of replacing the Plus package’s set-top boxes with the Advantage package’s newer set-top boxes, which allow us to send a coded signal to the subscribers.

“Master” package. The Master package is our mid-range product that is marketed to, and has proved particularly popular among, Class B households.

“Standard” package. Our Standard package offers subscribers a basic cable service that is targeted to Class C households. In an effort to eliminate potential bad debt risks, we offer our Standard package only through prepaid subscriptions.

“Vírtua Cabo” package. In accordance with Brazilian regulations, a household must subscribe to our pay-television service in order to also use our Vírtua high-speed Internet access service. We created a special pay-television option, the Vírtua Cabo package, for customers that have not previously subscribed to any of our pay-television packages, but that now wish to subscribe in order to gain access to Vírtua. The Vírtua package is priced at less than half the price of our Standard package and carries only 27 broadcast television channels.

While our number of channel offerings for each programming package varies by location, the following table generally describes our channel line-up for each programming package. Each programming package described in this table also includes the channels listed in the programming package(s) preceding it.

STANDARD PACKAGE

Programming Service	Content

S-TV	Educational
Eventual 1	Government service
Eventual 2	Government service
CNT	Government service
Canal Nacional Brasil	Government service
TV Justiça	Government service
TV Senado	Government service
Cìmara Federal	Government service
Assembléia Legislativa	Government service
Canal Comunitário	Government service
Canal Universitário	Government service
Rede Mulher	Women’s
Cultura	Public educational
Globo	Broadcast network
Record	Broadcast network
Rede TV!	Broadcast network
CNT/Gazeta	Broadcast network
Bandeirantes	Broadcast network
SBT	Broadcast network
CBI	News and information
Canal 21	Variety
MTV	Music
Rede Vida	Religious
Rede Gospel	Religious music
Shoptime	Home shopping
Futura	Educational
NET TV	Programming Guide
Canal Local	Local Programming
Fox Kids	Cartoons
USA	General entertainment
Multishow	Culture and variety (Globosat)
Globo News	All news
People and Arts	Variety

MASTER PACKAGE

Programming Service	Content

Cartoon Network	Cartoons
Deutsche Welle	German
SPORTV	Sports (Globosat)
CNN International	All news
TNT	Classic movies
TV Espanha	Entertainment
TV 5	General entertainment
Sony Entertainment Network	General entertainment
The Warner Channel	General entertainment
Fox	General entertainment
GNT	News, information and public affairs (Globosat)
RAI	Italian
AXN	Variety
National Geographic	Exploration, civilization and nature
Canal Rural	Farming, breeding and rural news
Nickelodeon	Children
Discovery Channel	Exploration, civilization and nature

PLUS PACKAGE

Programming Service	Content

Bloomberg	News
BBC	News
ESPN International	Sports
Telecine Premium	Movies
CNN Español	News

ADVANCED PACKAGE

Programming Service	Content

Animal Planet	Science, technology and environment
Discovery Kids	Children
Telecine Action	Movies
Telecine Emotion	Movies
Telecine Happy	Movies
Telecine Classic	Movies
Canal Brasil	Movies
MGM Gold	Movies
ESPN Brasil	Sports

We continuously monitor and update our packages based on availability of programs and customer demand.

Moreover, we offer three special channels, including TV Korea, Playboy TV and Sexy Hot, for an additional monthly subscription price.

Pay-Per-View Alternatives

In addition to the programming packages described above, we also offer pay-per-view alternatives. These include a variety of sporting events, musical concerts by national and international artists, and movies. The sporting events include exclusive broadcast rights to the Brazilian Soccer Championship and certain popular State Soccer Championships, such as the Rio de Janeiro Soccer Championship.

Our revenues from pay-per-view events are seasonal, based largely on the soccer season, and accounted for approximately 2.8% of our total gross revenues for 2002. We expect our revenue from pay-per-view to grow steadily in the future, particularly as we start to offer interactive services, allowing subscribers to order pay-per-view selections with their remote control units.

Digital Cable Services

During 2004, we expect to begin offering our subscribers digital cable services, which will carry many more channels than our current programming packages. In addition, digital cable will allow for high-quality broadcasting and will enable us to offer near video-on-demand, a service that offers movies at pre-determined times.

We intend to roll-out digital cable services gradually on a node-by-node basis. A typical node serves approximately 2,300 houses, and our network has 2,836 nodes. We have identified individual nodes along our network that have a high proportion of Class A and B households expressing an interest in digital cable services. We will gradually upgrade these nodes to allow both digital and analog transmission. We plan to have upgraded approximately 200 nodes by the end of 2004, approximately 410 nodes by the end of 2005 and approximately 620 nodes by the end of 2006.

We plan to offer basic digital set-top boxes to subscribers and sell more advanced digital set-top boxes in retail stores. We will collect old analog set-top boxes and reuse them for new and existing analog subscribers. We believe that this approach will allow us to target our capital expenditures and other upfront costs to households that have the greatest likelihood to subscribe to digital service.

Hook-up and Upgrade Fees

In addition to our monthly subscription fees, we charge our customers one-time hook-up or installation fees of R$160 (US$45.28) as of December 31, 2002. We also usually charge a service upgrade fee of up to R$60 (US$16.98) to customers requesting an upgrade to a more advanced programming package. We have occasionally offered discounts under special marketing promotions. We expect revenues derived from hook-up fees paid by new subscribers to decrease and revenues from upgrade fees to increase as a percentage of total revenues, as a result of the completion of our cable network build-out and our introduction of a wider variety of programming alternatives.

Programming Sources

We purchase all of our programming from our affiliate Net Brasil, 60% of which is indirectly owned by Globopar and 40% of which is owned by us. Net Brasil acts as our intermediary in purchasing programming from both Brazilian and international sources. Net Brasil also provides this service for other pay-television companies, principally Sky Brasil, a DBS provider that Globopar owns a significant interest in, along with cable television providers that operate outside of our licensed territories. Our contract with Net Brasil also grants us the right to use the “NET” brand name.

Much of the programming we purchase through Net Brasil is produced by our affiliate Globosat, which is wholly owned by Globopar. Globosat is a producer of mostly Portuguese-language programming, such as SportTV, GNT, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also purchases programming from third parties.

We have a programming agreement with Net Brasil pursuant to which it obtains on our behalf the rights to all programming that our pay-television operators provide to their subscribers. Typically, Net Brasil negotiates programming contracts with content providers on behalf of us, Sky Brasil, and certain other pay-television providers, and we and Sky Brasil are consulted with regard to those negotiations. At the conclusion of the negotiations, we have the option, independent of any decision of Sky Brasil and Net Brasil, to accept or not accept programming from that source. We believe that by aggregating subscribers across several different pay-television platforms, Net Brasil is able to create a better negotiating position than we could on our own and to obtain for us better terms and prices for our programming content.

Pursuant to our agreement and ongoing arrangements, we pay to Net Brasil a fee comprised of two parts:

  a fee equal to the amount that programmers charge Net Brasil for programming provided to us; and

  a monthly variable fee to cover Net Brasil’s overhead equal to R$0.47 per subscriber per month.

Our arrangements with Net Brasil and our shareholders’ agreement, that was entered into on July 12, 2002, specify, among other things, that: (i) in its dealings with us, Net Brasil is not intended to operate at a profit; and (ii) new programming contracts and renewals or amendments to existing programming contracts, pursuant to which we will be receiving programming, must be approved by our board of directors, including the affirmative vote of a director appointed by either Bndespar or Bradespar Participações S.A., or Bradespar.

Pursuant to our programming agreement, we paid Net Brasil, US$146.8 million in 2000, US$152.9 million in 2001 and US$131.0 million in 2002. We also believe that, if we grow, Net Brasil will be able to negotiate better contract terms on our behalf and will pass those savings on to us.

Although the fees we pay to Net Brasil are in reais, during 2002, our programming costs were substantially denominated in U.S. dollars. As a result, during 2002, our programming costs increased as a percentage of revenue due to a decline in the value of the real in dollars.

High-speed Internet Access

In April 2000, we launched Vírtua, the largest high-speed cable Internet access service in Brazil. Vírtua partners with 13 ISPs to provide internet access primarily to residential customers. Vírtua is the third largest broadband provider in Brazil. As of December 31, 2002, Vírtua was available in the following ten Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Santos, Sorocaba, Curitiba, Porto Alegre, Campinas, and Florianópolis, reaching approximately 1.6 million homes and serving approximately 55,700 residential subscribers. In accordance with regulations, we offer Internet access services only to subscribers of our pay-television services.

Market Opportunity. We believe the introduction of bi-directional, high-speed Internet services to Brazil presents a business opportunity due to several factors:

  more than 69% of our subscriber households also include a personal computer;

  more than 57% of our subscribers also have Internet access; and

  the existing capability of our cable network to provide high-speed cable Internet services.

According to IBOPE, in 2002, 58.6% of pay-television households in Brazil had personal computers and 45.3% had Internet access. There is currently a low penetration rate for broadband services in Brazil, principally if compared to demand for broadband services recorded recently in countries with more developed economies than Brazil’s. According to the Pay-TV Survey No. 73, there were 137,568 cable and MMDS broadband services users in December 2002. This represents a penetration rate of only 4.0% over the base of pay-television subscribers served by these two technologies. According to International Telecommunication Union, or ITC, the penetration rate per inhabitant was 0.4% in Brazil, a very low rate when compared to penetration of 20.7% in Korea, 14.6% in Hong Kong and 6.2% in the United States.

Service Packages. As with our pay-television offerings, we try to tailor our Internet access offerings to suit customer demand and currently offer four different connection speeds: 128, 256, 384 and 512 Kbps. The following tables set forth the up-front installation fees that we charged as of December 31, 2002 for the Vírtua service, as well as the monthly subscription rates for customers based on connection speed:

Type of Fee	Up-front Payment
	R$	US$
“Standard” installation(1)	70.00	19.81
“Complete” installation(1)	120.00	33.96
Cable modem purchase(2)	599.00	169.53
________________________
(1)	The “complete” installation includes the subscriber’s purchase of an Ethernet card, priced at R$50, that must be installed in the PC in order to permit Internet access. This is not included in the “standard” installation.
(2)	We currently offer three choices for the purchase of the cable modem: in three installments of R$206.50; six installments of R$106.70; or twelve installments of R$63.50.

Speed	Monthly subscription
	R$	US$
128 Kbps	49.90	14.12
256 Kbps	73.90	20.92
384 Kbps	105.00	29.72
512 Kbps	140.00	39.62

Partners. We have sought to partner with a wider variety of ISPs and content providers, and currently have relationships with over 13 ISPs. These relationships are critical to growing our service as regulations do not permit us to act as our own ISP. Since the second half of 2002, we have begun to receive monthly fees from these ISPs based on the number of subscribers through Vírtua to their respective Internet services. We are adopting a new business model in conjunction with the ISPs, under which the ISPs will now work mainly as content providers. This change will result in a decrease in the monthly fees paid by our subscribers to the ISPs. In addition, our subscribers will be entitled to exclusive products and services such as several email accounts, virtual disk space and dial-up access to the user when the subscriber does not have access to a computer connected to Vírtua.

Corporate Data Transmission Services

We offer data transmission services for corporate customers through our subsidiary, Vicom. We believe that Vicom is an attractive solution for companies requiring reliable, high-speed connections that integrate voice, data, video and Internet communications. Vicom offers data transmission services via:

  satellite;

  hybrid fiber-coax, or HFC, network; and

  radio circuits.

Vicom was founded in 1985 to establish a nationwide data network using satellite technology. We purchased Vicom in July 2000 in order to take advantage of synergies between Vicom’s satellite network and our own terrestrial network. Vicom’s integrated satellite and terrestrial system allows clients to set up networks that fully serve Brazil’s major cities while also reaching more remote areas of the country. Vicom’s customers include: Carrefour; Cargill; Nossa Caixa; Castrol; Cemig; Duke Energy; McDonald’s; Visa; and Embratel.

Operations

Subscriber and Operational Data

In building our network and marketing our services, we have focused primarily on Class A and B households, which have the largest disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers both overall and by class.

	Subscriber and Operational Data as of December 31, 2002
	Total	Class A and B Homes
Active subscribers (1)	1,323,264	991,254
Kilometers of cable network	35,187	N/A
Total homes passed	6,512,936	3,071,028
Average cable penetration	20.3%	32.3%
_____________
(1)	Includes approximately 22,000 MMDS subscribers.

Regional Data

The table on the next page sets forth, as of December 31, 2002, the cable television systems in which we hold an ownership interest, including our economic interest (based generally on the ownership interest in outstanding capital stock of an owned entity’s operations, often called an “equity interest”), and certain other selected information. In connection with our acquisitions of Net Sul and Unicabo we reorganized our operations, which we now manage as three regional clusters:

  Region 1, consisting of São Paulo State and Campo Grande;

  Region 2, consisting of Rio de Janeiro, Belo Horizonte, Recife, Brasília, Goiìnia and Anápolis; and

  Region 3, consisting of southern Brazil.

	NET SERVIÇOS’ CABLE TELEVISION SYSTEMS
Cable System	Homes Passed (In thousands)			Active Subscribers (In thousands)			Penetration			Economic Interest			Equity Subscribers(5) (In thousands)
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2002	2001	2000	2002	2001	2000(4)	2002	2001	2000	2002	2001	2000	2002	2001	2000
São Paulo	2,275.7	2,275.3	2,275.3	432.4	458.7	442.4	19.0%	20.2%	19.4%	100.0%	100.0%	100.0%	432.4	458.7	442.4
Bauru	66.9	66.9	66.1	8.3	9.1	9.9	12.4%	13.6%	24.6%	100.0%	100.0%	100.0%	8.3	9.1	9.9
Campinas(1)	185.0	185.0	184.5	39.2	42.2	43.4	21.2%	22.8%	23.5%	100.0%	100.0%	100.0%	39.2	42.2	43.4
Campo Grande	91.0	91.0	92.2	12.2	12.8	13.4	13.4%	14.1%	14.6%	100.0%	100.0%	100.0%	12.2	12.8	13.4
Franca(1)	39.1	39.1	39.0	4.0	4.5	5.1	10.2%	11.4%	13.0%	100.0%	100.0%	100.0%	4.0	4.5	5.1
Indaiatuba(1)	15.6	15.6	15.6	1.3	1.5	1.4	8.6%	9.9%	9.0%	100.0%	100.0%	100.0%	1.3	1.5	1.4
Jundiaí(1)	68.2	68.2	68.0	14.9	16.6	17.9	21.9%	24.3%	25.7%	50.0%	50.0%	50.0%	7.5	8.3	9.0
Piracicaba	68.7	68.7	68.6	12.9	14.0	15.2	18.8%	20.3%	22.1%	100.0%	100.0%	100.0%	12.9	14.0	15.2
Ribeirão Preto	126.2	126.2	124.6	16.1	17.1	18.0	12.7%	13.5%	14.5%	100.0%	100.0%	100.0%	16.1	17.1	18.0
S.J. Rio Preto	75.1	75.1	74.6	9.2	10.2	11.5	12.3%	13.6%	15.4%	100.0%	100.0%	100.0%	9.2	10.2	11.5
Santos	163.2	163.2	163.2	32.5	36.6	41.7	19.9%	22.4%	25.5%	100.0%	100.0%	100.0%	32.5	36.6	41.7
São Carlos(1)	44.7	44.7	44.6	6.7	7.2	8.8	15.0%	16.1%	19.7%	100.0%	100.0%	100.0%	6.7	7.2	8.8
Sorocaba	75.1	75.1	58.7	13.6	14.5	15.7	18.1%	19.4%	26.8%	100.0%	100.0%	100.0%	13.6	14.5	15.7
Region 1	3,294.6	3,294.3	3,275.0	603.4	645.1	644.4	18.3%	19.6%	19.7%	98.7%	98.7%	98.6%	595.6	636.8	635.5
Rio de Janeiro	1,115.4	1,115.4	1,007.4	252.7	264.3	264.4	22.7%	23.7%	26.2%	100.0%	100.0%	100.0%	252.7	264.3	264.4
Anápolis	36.9	36.9	46.0	2.2	2.5	2.9	6.0%	6.8%	6.2%	70.0%	70.0%	70.0%	1.5	1.8	2.0
Belo Horizonte	496.8	495.6	495.6	97.2	110.3	121.7	19.6%	22.3%	24.6%	100.0%	100.0%	100.0%	97.2	110.3	121.7
Brasília	227.6	227.5	227.5	35.8	38.3	41.1	15.7%	16.8%	18.1%	100.0%	100.0%	100.0%	35.8	38.3	41.1
Goiìnia	215.5	215.5	215.5	20.6	22.7	24.7	9.6%	10.5%	11.5%	100.0%	100.0%	100.0%	20.6	22.7	24.7
Recife(2)	0.0	0.0	130.0	15.1	18.8	22.1	NA	NA	17.0%	100.0%	100.0%	92.0%	15.1	18.8	20.3
Region 2	2,092.2	2,090.9	2,122.0	423.6	456.9	476.9	20.2%	21.9%	22.5%	99.8%	99.8%	99.4%	422.8	456.2	474.2
Arapongas	8.2	8.2	8.2	1.3	1.4	1.7	15.9%	17.6%	20.8%	100.0%	100.0%	100.0%	1.3	1.4	1.7
Bagé	10.5	10.5	10.5	2.2	2.3	3.1	20.8%	22.2%	29.8%	100.0%	100.0%	100.0%	2.2	2.3	3.1
Bento Gonçalves	7.0	7.0	7.0	2.3	2.3	2.6	33.7%	33.5%	38.0%	100.0%	100.0%	100.0%	2.3	2.3	2.6
Blumenau	38.2	38.2	66.7	20.5	22.9	31.1	53.7%	60.1%	46.7%	100.0%	100.0%	100.0%	20.5	22.9	31.1
Caxias	41.0	41.0	41.0	12.3	13.8	16.3	30.0%	33.6%	39.7%	100.0%	100.0%	100.0%	12.3	13.8	16.3
Chapecó	10.7	10.7	10.7	2.7	3.1	3.6	25.5%	29.4%	33.9%	100.0%	100.0%	100.0%	2.7	3.1	3.6
Criciúma	13.8	13.8	13.8	3.9	4.4	4.9	28.3%	31.8%	35.3%	60.0%	60.0%	60.0%	2.3	2.6	2.9
Cruz Alta	7.9	7.9	7.9	1.5	1.6	2.1	18.5%	20.8%	26.2%	100.0%	100.0%	100.0%	1.5	1.6	2.1
Curitiba	251.3	251.3	251.3	52.0	58.2	66.2	20.1%	23.2%	26.3%	100.0%	100.0%	100.0%	52.0	58.2	66.2
Erechim	6.5	6.5	6.5	1.9	2.1	2.3	30.0%	32.1%	36.0%	100.0%	100.0%	100.0%	1.9	2.1	2.3
Farroupilha	4.9	4.9	4.8	0.9	1.1	1.3	19.5%	22.1%	26.0%	100.0%	100.0%	100.0%	0.9	1.1	1.3
Florianópolis	76.2	76.2	76.2	25.1	26.1	28.8	33.0%	34.3%	37.8%	100.0%	100.0%	100.0%	25.1	26.1	28.8
Joinville	28.2	28.2	28.2	7.5	8.8	10.0	26.6%	31.0%	35.3%	100.0%	100.0%	100.0%	7.5	8.8	10.0
Lajeado	6.0	6.0	6.0	1.1	1.2	1.5	18.1%	20.3%	25.4%	100.0%	100.0%	100.0%	1.1	1.2	1.5
Litoral	17.7	17.7	17.7	6.4	7.5	8.2	36.3%	42.1%	46.0%	100.0%	100.0%	100.0%	6.4	7.5	8.2
Londrina	71.0	71.0	71.0	15.0	16.3	19.0	21.2%	22.9%	26.7%	100.0%	100.0%	100.0%	15.0	16.3	19.0
Maringá	44.0	44.0	44.0	6.2	7.2	8.5	14.0%	16.4%	19.4%	100.0%	100.0%	100.0%	6.2	7.2	8.5
Novo Hamburgo	22.9	22.9	22.9	5.7	5.8	7.3	24.7%	25.2%	31.7%	100.0%	100.0%	100.0%	5.7	5.8	7.3
Passo Fundo	19.2	19.2	19.2	4.7	5.2	6.0	24.4%	27.2%	31.0%	100.0%	100.0%	100.0%	4.7	5.2	6.0
Pelotas	56.4	56.4	56.4	6.5	7.9	10.9	11.6%	14.1%	19.3%	100.0%	100.0%	100.0%	6.5	7.9	10.9
Porto Alegre	306.1	306.1	305.8	98.9	107.7	124.6	30.6%	35.2%	40.7%	100.0%	100.0%	100.0%	98.9	107.7	124.6
Rio Grande	25.0	25.0	25.0	4.8	5.6	7.1	19.1%	22.5%	28.5%	100.0%	100.0%	100.0%	4.8	5.6	7.1
Santa Cruz	13.9	13.9	13.9	2.6	2.8	3.5	18.6%	20.2%	25.2%	100.0%	100.0%	100.0%	2.6	2.8	3.5
Santa Maria	32.5	32.5	32.5	8.2	8.7	10.0	25.3%	26.8%	30.7%	100.0%	100.0%	100.0%	8.2	8.7	10.0
Uruguaiana	7.2	7.2	7.2	1.9	2.2	2.7	25.9%	30.2%	37.0%	100.0%	100.0%	100.0%	1.9	2.2	2.7
Region 3	1,126.1	1,126.1	1,154.4	296.2	326.4	383.3	26.3%	29.0%	33.2%	99.5%	99.5%	99.5%	294.7	324.6	381.3
Total	6,512.9	6,511.3	6,551.4	1,323.3	1,428.4	1,504.5	20.3%	21.9%	23.0%	99.2%	99.2%	99.1%	1,312.7	1,417.6	1,491.0
_______________
(1)

We acquired the remaining 50% stake of Unicabo from the Nogueira family on May 31, 2000. After such acquisition, we owned 100% of Unicabo’s cable television operations except for the Jundiaí operation (50%). Operations under Unicabo became part of the Interior São Paulo cluster, beginning in the second quarter of 2000.

(2)	In 2001, we are not considering the homes reached by our MMDS operations in Recife as “Homes Passed.” This change was responsible for the net decrease in the total number of Homes Passed.
(3)	The Southern Brazil cluster became a part of our operations in connection with our acquisition of Net Sul in September 2000.
(4)	In 2000 we only considered connected subscribers.
(5)	Equity Subscribers refers to the number of connected subscribers when taking into account our percentage interest owned in the entity with those subscribers.

Set forth below is a description of each of our three regional clusters.

Region 1. This cluster covers the largest cable television market in Brazil, measured in terms of homes passed and active subscribers. São Paulo is the wealthiest state in Brazil, as well as one of the most densely populated. The Region 1 cities we serve have an estimated combined population of 14.9 million. As of December 31, 2002, our cable networks passed approximately 3.3 million homes in this region, an average number of 201 homes per kilometer. At the same date, we served 603,403 active subscribers, resulting in a 18.3% penetration rate in Region 1. Our cable network in Region 1 is served by 13 headends.

The following table sets forth, as of December 31, 2002, the percentage of the homes in Region 1 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
23%	750 MHz
61%	550 MHz
15%	450 MHz or less

Region 2. This cluster includes Rio de Janeiro, Belo Horizonte, Recife, Brasília and two other cities in central Brazil, representing a combined population of approximately 12.5 million. As of December 31, 2002, our cable networks passed approximately 2.1 million homes in this region, an average of 215 homes per kilometer. At the same date, we served 423,648 active subscribers, resulting in a 20.2% penetration rate. Our cable network in Region 2 is served by 6 headends.

The following table sets forth, as of December 31, 2002, the percentage of the homes in Region 2 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
35%	750 MHz
62%	550 MHz
3%	450 MHz or less

Region 3. Region 3 represents our operations in southern Brazil, where we are active because of the Net Sul acquisition. The Region 3 cities we serve have an estimated population of 7.5 million. As of December 31, 2002, our cable networks passed approximately 1.1 million homes in this region, an average of 124 homes per kilometer. At the same date, we served 296,213 active subscribers, resulting in a 26.3% penetration rate. Our cable network in Region 3 is served by 26 headends.

The following table sets forth, as of December 31, 2002, the percentage of the homes in Region 3 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
44%	750 MHz
32%	550 MHz
24%	450 MHz or less

Network Technology

General

Cable television utilizes a broadband network employing radio frequency transmission over fiber-optic and/or coaxial cable lines to transmit multiple channels carrying images, sound and data between a central facility and the subscriber’s television set. A cable system consists of three major parts:

  A headend, which is a point from which a programming or other signal originates along a network. A headend typically includes a satellite dish, satellite receivers, modulators, amplifiers and video cassette playback machines. Our headends typically receive programming content via satellite and then amplify, process and feed this signal into a distribution path that reaches the subscriber.

  A distribution network, which consists of fiber-optic cable and coaxial cable. A signal generally travels most of its distance over fiber-optic cable and is transferred to coaxial cable at a “node.” As it approaches the subscriber, the network carries the signal over progressively smaller cables, terminating with the drop cable that connects to the subscriber’s television receiver.

  A home terminal, or set-top box, which allows an individual subscriber to receive the cable signal.

Cable Network

Our current network architecture utilizes advanced technologies, including significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node, where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-up box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz and 750 MHz. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services including analog pay-per-view services and Internet access.

At December 31, 2002, our cable network totaled 35,187 kilometers. The following table sets forth, as of December 31, 2002, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
32%	750 MHz
54%	550 MHz
14%	450 MHz or less

As of December 31, 2002 we had coded, or “scrambled,” the signal of 56% of the homes we passed, with the objective of reducing piracy and allowing for the launch of our new Standard programming package, which requires set-top boxes that function as decoders. All of our new customers receive set-top boxes with decoding capability.

As of December 31, 2002 we had activated two-way, or bi-directional, technology for 2.3 million homes passed. This technology currently permits us to offer our broadband Internet access service because it allows the user to send data from their computer to the network. With the introduction of interactive services, “bi-directionality” will allow two functions: it will permit the cable operator to transmit to the subscriber the specific programs the subscriber has ordered, and it will allow the subscriber to use its remote control unit to request programming from, and respond to, the cable operator.

At December 31, 2002, our network consisted of 2,836 fiber nodes that generally fed on average 2,300 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design, and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet access through Vírtua.

A substantial portion of our network consists of aerial cables, often strung on electrical utility poles, rather than buried cables. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, who are generally required to provide us this access for a negotiated fee. We are in disputes with a number of these utilities in an effort to reduce the fee. In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed-line telephone utilities. We are required to pay Telemar a percentage of our revenues in Belo Horizonte under this lease.

We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas and deterioration of cable insulation. We maintain our network by employing, as of December 31, 2002, a maintenance crew of approximately 429 employees and approximately 49 independent contractors.

Each of our cable systems utilizes one headend, with the exception of the São Paulo, Rio de Janeiro, Campinas, Brasília and Belo Horizonte systems. The São Paulo system is served by two headends and six hub sites, the only system in our network with redundant capacity. All of our headends are less than five years old, utilize either Barco, General Instruments or Scientific-Atlanta equipment and have more than 60 active channels per headend. Each headend utilizes seven antennae, which presently receive C-Band from Brasilsat BI, B2 and B3, PanAmSat 3, PanAmSat 5 and Intelsat 806. Ku-Band signals are received from Intelsat Ku, Hispasat, PanAmSat 3 and PanAmSat 6 satellites.

MMDS

In addition to our traditional cable network, we also have a MMDS that operates in Recife, Porto Alegre and Curitiba, with approximately 22,000 subscribers. MMDS is a microwave transmission system in which programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises, where the encoded microwave signals are decoded.

Information Technology Systems

Since August 2002, we have been developing a new system structure with the aim to improve all internal controls and user accesses. This structure will integrate through our systems with a view towards increasing our ability to effectively track all user accesses.

Capital Expenditures

Our network upgrades going forward will be conducted on a highly targeted basis in order to optimize the return from our capital investments. We expect to maintain our level of capital expenditures on our network during 2003 at the level that was committed in 2002 and to slightly increase our level of capital expenditures in 2004 and 2005 by targeting areas that will support our growth. Our capital expenditure plan is more fully described under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Pay-Television Customer Care

Customer Service, Billing and Collection

Maximizing customer satisfaction is a key element of our business strategy.

Up until July 2002, we operated 12 customer service centers (including 4 centers for broadband services). These centers allowed subscribers to easily contact us with questions about their bills, as well as to request pay-per-view events or to change their monthly service packages. At these centers we employed service representatives who were trained to assist our subscribers and sell our services in a helpful manner.

Since the introduction of our pay-per-view service and the expansion of our network, we experienced a significant increase in call volume. As a result of the increase in call volume, and as part of our cost-cutting initiatives, on June 26, 2002 we entered into an agreement with Electronic Data Systems Corporation for the outsourcing of our customer service centers. Before the outsourcing of our customer service centers, only approximately 75% of the calls made to these centers were answered. Currently, approximately 92% of the calls made to our customer service centers are answered.

As part of our cost-cutting initiatives, in July 2002, we also outsourced our information technology systems, resulting in the dismissal of 87 employees.

Subscriber Payment Collection System

Our subscriber payment collection system is intended to provide accurate, timely and convenient billing to our subscribers while maintaining a cost-efficient method of receiving payments. Our monthly billing system is automated and utilizes computer links with large banks and, in certain cases, local telephone companies, whereby they distribute our bills to their customers and collect payment on our behalf.

Most of our subscribers pay for our services by personally delivering checks to a local bank, which is how most utility payments are made in Brazil. We also offer automatic withdrawal from bank accounts, and credit card payment via telephone and the Internet. At December 31, 2002, approximately 38% of our subscribers were participating in a direct withdrawal plan to pay their monthly bills. Our collection system is intended to provide accurate, timely and convenient billing to our customers while maintaining a cost-efficient method for us to receive payment.

Disconnection and Delinquency Charge-off Policy

Because we were aggressively building our subscriber base during the early phase of our development, credit delinquency became a significant challenge for us, particularly in connection with the economic downturn in Brazil that began in October 1997. In late 1997, in order to minimize the impact of credit delinquency on our financial results, we began a program to strengthen our credit requirements policy and decrease the days customers can stay past due before blocking or disconnection. Until that point, disconnection generally would not occur until an account was 120 days past due. We moved to a 90-day past due disconnection policy in late 1997 and to a 60-day past due disconnection policy in early 1998. In the fourth quarter of 2000, we adopted a 30-day past due disconnection policy, and began temporarily blocking the signal of subscribers whose payments were at least five days past due. Once a subscriber is considered to be disconnected, we will send a representative to collect that subscriber’s set-top box. In order to further minimize credit delinquency effects, we have also enhanced our credit approval requirements and strengthened our collection process.

Management of Churn

We calculate churn by taking the total number of net disconnected subscribers (excluding the temporarily blocked subscribers) for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnects in that period. Our annual churn rate has generally declined from its peak rates in 1997 and 1998, as indicated in the table below:

Year	Churn
2002	18.1%
2001	22.8%
2000	16.1%
1999	22.1%
1998	32.0%
1997	34.0%

During 2002, we experienced decreased churn when compared to 2001 levels due to various factors, including positive results from the implementation of a more selective screening process when determining whether to accept new subscribers, use of retention islands, a program that utilizes skilled customer service representative to target the subscribers that may discontinue their services with us due to dissatisfaction, and our heightened focus on customer satisfaction such as the outsourcing of our customer service centers.

We rely on the following factors and initiatives to continue to limit our churn:

  our required credit reviews prior to accepting a new subscriber;

  the exclusive programming content we receive through our affiliate Net Brasil; and

  the general lack of overbuilding of other cable systems in our service areas.

Piracy

All pay-television providers must develop effective methods to prohibit “piracy,” which refers to a household purposefully receiving the provider’s services without paying for them. We estimate that as of December 31, 2002, there were households equal to 3.9% of our homes passed receiving but not paying for our pay-television services compared to the 1.7% estimated piracy rate that we were experiencing at year-end 2001. The estimated piracy rate was 5.1%, 4.1% and 2.6% at December 31, 1998, 1999 and 2000, respectively. The primary reasons for the increase in piracy during 2002 were (i) the suspension of the hotline to receive reports of piracy and (ii) the decrease in network scanning activities to detect piracy.

Sales and Marketing

We have a centralized team responsible for overseeing the sales and the marketing of our three regions. In addition, we have a dedicated marketing specialists for each region dedicated to building a detailed action plan for each of our main operations. We constantly monitor subscriber perception, competition, pricing and service preferences to increase our responsiveness to our subscribers.

Our long-term marketing objective is to increase our market penetration and growth in revenue per household. We expect that our subscribers will eventually come to view their cable connection as the best “pipeline” to the home for a variety of services. To achieve this objective, we are pursuing the following strategies:

  introducing new value-added services;

  designing our offerings to enable greater opportunity for subscriber entertainment and information choices;

  packaging product offerings to promote the sale of premium services and niche programming and to provide an attractive price/value relationship with our subscribers;

  targeting marketing opportunities based on demographic data, including a focus on Class A and B households for higher-end packages and value-added services, including broadband internet; and

  employing the NET and Vírtua brand names to promote subscriber awareness and loyalty.

To increase subscriber penetration and the level of services used by our customers, we use coordinated marketing techniques. In December 31, 2002, approximately 93% of our sales were made through our outsourced customer service centers. We also use a number of other methods to contact potential subscribers including telemarketing, the Internet, door-to-door sales, direct mail and sales forces that focus on condominiums. Each of these marketing techniques focus on minimizing our cost of acquisition of new customers.

In addition, we have an ongoing marketing program in which we participate in community projects in areas in which we operate. One of these programs is “Net in the Classroom,” in which we offer free access to our programming and to Canal Futura as a teaching aid for underpriviledged children. We believe that participating in the communities in which we operate is part of our social responsibility and is important to developing a positive corporate image.

Competition

We provided service to approximately 38% of Brazil’s pay-television subscribers as of December 31, 2002. In addition to other pay-television providers, such as DBS, we compete with broadcast television, and sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. We expect that new sources of competition, including pay-television providers who may emerge as a result of changing technology, will shape our competitive environment in the future. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

The following describes our key sources of competition.

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil is the largest free broadcast television market in Latin America, with approximately 39.5 million urban television households as of December 31, 2002, according to IBOPE. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals, which can be received by over 99% of the Brazilian population.

DBS

DBS systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings. Unlike MMDS signals, which are transmitted locally, a DBS satellite “footprint” can be transmitted over large areas. Ku-Band DBS technology, which offers more channels and better picture quality than C-Band DBS technology, now accounts for 100% of all DBS services in Brazil.

As is the case with MMDS (described below), establishing a DBS system is less capital intensive than constructing a cable television network. This competitive advantage, however, may be offset by several factors. DBS tends to entail higher monthly subscription fees than cable. In addition, DBS requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas.

Three DBS providers are currently operating in Brazil. Sky Brasil is the largest DBS operator in Brazil and second largest pay-television provider, with approximately 647,000 subscribers and an 18.7% market share in pay-television as of December 31, 2002. Sky Brasil offers Ku-Band technology to its subscribers and operates under the Sky brand. Galaxy Brasil Ltda. is the second largest DBS operator in Brazil, with approximately 432,000 subscribers as of December 31, 2002. Galaxy Brasil Ltda. offers Ku-Band technology under the DirectTV brand.

Cable Overbuilds

As of December 31, 2002, the Brazilian cable industry consisted of more than 50 cable operators in approximately 280 municipalities, serving an estimated 2.0 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets, such as São Paulo, our licensed service areas completely overlap with the service areas of other licensees. There are overbuilt cable systems in São Paulo, Curitiba and Florianópolis, where we compete with TVA; in Pelotas and Rio Grande, where we compete with Adelphia; and in Santos, where we compete with Canbrás. We also compete in Belo Horizonte with a small overbuilt network operated by W@y Brasil.

Our main cable competitor is TVA, which provides pay-television services using cable and MMDS technology. TVA provides cable service in the cities of São Paulo, Curitiba and Florianópolis. TVA has been providing pay-television services through cable and MMDS in the city of São Paulo since 1994. As of December 31, 2002, TVA’s operations accounted for 8.7% of pay-television subscribers in Brazil.

MMDS

Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. As of December 31, 2002, Pay-TV estimated that MMDS accounted for approximately 7.2% of pay-television services in Brazil. TVA is the leading MMDS operator in Brazil and provides MMDS services in São Paulo, Rio de Janeiro, and Curitiba. As of December 31, 2002, TVA’s MMDS operations accounted for 3.4% of pay-television subscribers in Brazil. We operate MMDS only in Recife, Curitiba and Porto Alegre.

Establishing an MMDS system is less capital intensive than constructing a cable television network. While this cost differential may give an MMDS operator some competitive advantage in providing pay-television services, this advantage may be offset by several factors. Among these is the fact that MMDS generally requires a clear line-of-sight because microwave signals will not pass through obstructions. MMDS therefore can generally not be received in “shadowed” areas where microwave transmission is blocked by terrain, buildings or other physical objects, though sometimes blocked signals can be retransmitted by low-power repeaters that can send an otherwise blocked signal over a limited area. Moreover, MMDS has the disadvantages of limited channel capacity, lower reliability and lower quality of signal. In key cities such as São Paulo, Rio de Janeiro and Belo Horizonte, where there are a high concentrations of tall buildings and topographical barriers, MMDS is at a disadvantage to cable.

High-speed Internet Access

High-speed Internet access is currently being offered in Brazil primarily by telephone companies and cable television operators. The broadband service providers with which Vírtua competes include “Speedy,” which is a service offered by Telefonica, “BR Turbo,” which is a service offered by Brasil Telecom, “Velox,” which is a service offered by Telemar, and “Internet Rápida TVA,”which is a service offered by TVA. Telefonica competes with us in São Paulo, Santos, Campinas and Sorocaba; Brasil Telecom competes with us in Porto Alegre, Brasília, Florianópolis and Curitiba; Telemar competes with us in Rio de Janeiro and Belo Horizonte and TVA competes with us in São Paulo and Rio de Janeiro. As of December 31, 2002, Speedy had approximately 334,000 subscribers, Brasil Telecom had approximately 167,000 subscribers, Telemar had approximately 47,000 subscribers and TVA had approximately 14,000 subscribers.

Vicom

Two companies, Embratel and Telefonica, lead the data transmission market in Brazil. The remainder of the Brazilian data transmission market is divided between many smaller companies, most notably AT&T Latin America, MetroRed and Pegasus. Embratel and Telefonica possess greater financial resources than we do, and they also have well established relationships with Brazilian corporations and businesses and a history of providing these corporations and businesses with communications services. Many of our smaller competitors, most notably AT&T Latin America, are subsidiaries or joint ventures of foreign corporations that have strong financial resources and experience providing similar communications services in other countries.

Licenses

We currently hold 46 licenses to operate pay-television systems in 44 cities. Three of these licenses are for MMDS service and the remaining 43 are for cable services.

The licenses are issued on a non-exclusive basis by Anatel, the national communications agency. The licenses are for a term of 15 years, and are automatically renewable, subject to:

  satisfactory fulfillment of all technical and financial requirements for establishing a network and operating the business;

  compliance with applicable laws and regulations; and

  payment of a fee.

Description of Property

We own most of the fixed assets essential to our operations. Our major fixed assets are:

  35,187 kilometers of coaxial cable, of which 5,544 kilometers have fiber-optic capability;

  set-top boxes for subscribers’ homes;

  electronic transmission, receiving, processing and distribution equipment;

  microwave equipment; and

  antennas.

We lease some of our distribution facilities from third parties. These facilities include space on utility poles and underground ducts where we place portions of our cable systems, roof rights and land leases which we use to place some of our hub sites and headends and certain portions of the fiber-optic network of the Minas Gerais state telephone company.

We lease most of our office space, including our headquarters located in São Paulo, which consists of approximately 3,200 square meters, and data processing equipment from third parties and rely on more than 3,000 ground-based satellite stations, which we lease from third parties. We generally own our service vehicles, data processing facilities and test equipment. We anticipate that, upon the expiration of any of our current leasing arrangements, we will be able to renew those arrangements or enter into alternative leasing arrangements.

Legal Proceedings

We are party to several civil, tax and labor lawsuits, both judicial and administrative, arising out of our regular course of business. We have provisioned to cover losses with respect to such lawsuits that we have deemed probable, based on the opinion provided by our independent legal consultants. We believe that the provisions made with respect to such contingencies, as described below, are sufficient to cover the losses deemed as probable:

For the Year Ended December 31, 2002 (in thousands)
	Consolidated
	R$	US$
Provisions for civil litigation	20,016	5,665
Provisions for Administrative and Judicial
Tax Proceedings	351,652	99,525
Provisions for Labor Proceedings	24,584	6,958
Total	396,253	112,148

Civil Litigation

Increase in monthly subscription rates

There have been ten separate lawsuits filed against our subsidiaries as a result of increases in monthly subscription rates from and after April 1999. Five of these lawsuits have been brought by the Attorney General for the State of São Paulo. The five other lawsuits have been brought by Fundação Procon, a consumer protection foundation; the Brazilian Association of General Consumers; the Attorney General for the Federal District; the Attorney General for the State of Santa Catarina; and the Attorney General for the State of Rio Grande do Sul.

The plaintiffs allege that the increases in monthly subscription rates, which became effective in April 1999, were abusive and unjustified and violate the principles of the Brazilian Consumer Defense Code. The plaintiffs argue that the increases were illegal, that the amounts paid be reimbursed to subscribers and that the clause in our standard subscription contract, which provides for an increase in monthly subscription rates in the event that the cost of the service increases, be declared null and void.

In most of these lawsuits, the plaintiffs have also petitioned for an injunction to suspend the increase in subscription rates. The majority of these petitions have been denied. Those decisions are subject to appeal. Furthermore, some lawsuits were dismissed without judgment on the merits on the ground that the Attorney General had no standing to bring the action.

We believe our chances of success are strong and have not recorded a provision for these lawsuits. However, if we were to obtain unfavorable outcomes in these lawsuits, our operating results would be materially and adversely affected.

In addition, a lawsuit has been brought by the Attorney General for the State of Rio de Janeiro against one of our subsidiaries concerning the legality of certain clauses in our standard subscription contract used by one of our subsidiaries, including a clause that provides for unilateral increases in monthly subscription rates. This lawsuit is now awaiting judgment by the superior courts.

Lease and use of utility poles

In 1999, our subsidiary Net Rio S.A. brought an action against Light Serviços de Eletricidade S.A., or Light, an electricity supplier in Rio de Janeiro. Net Rio S.A. petitioned for the deposit into court of an amount that it believed was owed to Light for the use of Light’s electricity poles. Light refused to receive payment and alleged that the municipal government had been attempting to levy ISS on such amounts, and Light was contesting the imposition of such tax. The ISS, or Imposto Sobre Serviços, is a municipal tax on services. The judge granted the petition on the grounds that Net Rio S.A. was duly performing its obligations. The decision was affirmed on appeal. The total amount deposited into court is approximately R$5.6 million (US$1.6 million).

We lease and use electric utility poles. Since a substantial portion of our network is composed of aboveground cables, the imposition of ISS on rental amounts could adversely affect our operating results. Lawsuits relating to this issue have also been filed in Rio Grande do Sul, Minas Gerais, São Paulo, Santa Catarina, Goiás and the Federal District.

In addition, most of our subsidiaries have brought actions to review and reduce the amounts charged for the lease of poles.

Administrative tax proceedings

The Instituto Nacional de Seguridade Social has brought actions against us claiming that we owed R$529,000 (US$150,000) with respect to social security contributions. We have filed an appeal and are awaiting the determination.

Actions have also been brought against us relating to amounts due with respect to income tax and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits. Among the most significant, are the actions against our subsidiaries Net São Paulo Ltda. and Net Santos Ltda. described below.

Net São Paulo Ltda. The Secretary of the Federal Internal Revenue Service, or Federal Internal Revenue, has brought an action against us alleging that we have improperly treated as operational expenses the depreciation of ongoing installations and payments made with regard to royalties and technical assistance. The Federal Internal Revenue has determined that we have under-calculated our income tax basis, as well as the CSLL basis for the 1995, 1996 and 1997 fiscal years, and as a result owe approximately R$6.2 million (US$1.8 million). We have filed an appeal with the Federal Internal Revenue and are awaiting its determination.

The Federal Internal Revenue has also brought an action against us claiming that Net São Paulo Ltda. has improperly deducted operational expenses related to: (a) the acquisition of programming; (b) discounts offered to subscribers; and (c) foreign exchange variations. According to the Federal Internal Revenue, such undue deduction reduced the amount of the income tax and CSLL due with respect to the 1996 fiscal year in the approximate amount of R$1.8 million (US$509,000).

Net Santos Ltda. The Federal Internal Revenue has brought an action against us alleging that we treated the acquisition costs of fixed assets as an operational expense, which resulted in lower profits for the fiscal year ended on December 31, 1995. The Federal Internal Revenue claims that we owe R$1.9 million (US$538,000) as a result. We have filed an appeal with the Federal Internal Revenue and are awaiting its determination.

The Secretary of the State of Rio de Janeiro Internal Revenue Service, or State Internal Revenue, has brought several actions against us claiming that we have excluded subscription fee payments from the ICMS tax basis. The aggregate amount of these actions is approximately R$17.0 million (US$4.8 million). We argue that we have adopted procedures which are in accordance with Resolution 2585/95 of the State Internal Revenue, which provides that subscription fee payments should not be deemed programming providing. Therefore, the subscription fee payments should not be considered as ICMS taxable income, which only applies to communication services.

Our subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of approximately US$17.5 million relating to ICMS tax. The State Tax Authority has taken the position that as a result of delaying the payment of the ICMS tax during the period from September 2001 to October 2002, we lost its rate reduction benefit. Supported by the opinion of our external legal counsel, we have presented our defense to this assessment. We believe that we have meritorious and substantial defense arguments. However, considering the risks involved, we have established a reserve in the amount of US$4.7 million for potential losses related to this assessment.

Judicial Tax Proceedings

Municipal Tax

In 1999, several Brazilian municipalities, which contain 57% of our subscribers, issued municipal decrees or laws, seeking collection of taxes for the use of public thoroughfares, including installation and passage of cables. The tax is assessed per meter of cable installed in the municipalities in which this tax was created and varies widely by municipality. The municipalities include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília and Campo Grande. These taxes apply to, among others, cable companies and telecommunication companies.

We have filed lawsuits in each of these municipalities to challenge the constitutionality and legality of this tax. In these lawsuits, we argue that: (i) the tax intrudes upon the exclusive authority of the Brazilian federal government to legislate on telecommunications; and (ii) the legal nature of the tax is not that of a public price, fee or contribution, as defined under Brazilian law. We believe this municipal tax is unconstitutional since it is not included in the list of taxes within the jurisdictional authority of municipalities, as established in the Brazilian federal constitution.

Two lawsuits have already been decided in the lower courts. In Rio de Janeiro, we were released from any payment obligation in respect of this tax, while in São Paulo we were ordered to pay the tax retroactively. Both decisions are subject to appeal. We have not made any reserves for the payment of this tax, as it is probable that favorable outcomes may result from these lawsuits. The tax varies by municipality but in aggregate would require monthly payments, on average, in an amount equal to R$1.04 (US$0.29) per meter of installed cable. We have approximately 18,561,000 meters of installed cable in such municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it as well. If our appeals fail and we are required to pay this tax, our operating results would be materially and adversely affected.

Other

The Municipality of São Paulo brought an action against us claiming that we owed ISS of approximately R$1.3 million (US$368,000) for the 1994 and 1995 tax years for installation and equipment assembly services.

We have brought actions to dispute income tax retained on earnings under our hedge transactions. On the authority of preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of R$16.9 million (US$4.8 million) on those transactions. Of that amount, R$11.6 million (US$3.3 million) has been deposited into court.

We have filed lawsuits challenging the 1988 law that expanded the calculation base for the Contribuição ao Programa de Integração Social, or PIS, and Contribuição para Financiamento da Seguridade Social, or COFINS, to include all gross revenues (rather than gross revenues earned in respect of services rendered, as had been the case previously), and that increased the rate for COFINS. Our lawsuits claim that the federal government improperly exceeded its taxing authority when it attempted to broaden the calculation base for PIS and COFINS because this calculation base does not fall within the concept of income as defined in the Federal Constitution and that the COFINS rate increase was invalid as a discriminatory tax because it permitted taxpayers that paid certain social taxes on profits to claim credits against the increased liability. Our obligation to pay the increases in PIS and COFINS has been suspended in several of these lawsuits as a result of our having deposited with the applicable court the amounts in dispute. Although Brazil’s Supreme Court has not yet decided this question, several favorable decisions have been issued by lower courts. We have made judicial deposits and provisioned R$56.4 million (US$16.0 million) in respect of these lawsuits.

We are currently defending a federal tax assessment notice in the amount of US$6.2 million. This assessment is due to a difference in the way we and the State Tax Authorities classify analogical decoders for use in pay-television systems. We believe our chances for success are strong and we have not established reserves for this dispute.

Our subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments, resulting from the delay in the payment of the installments. We are defending the assessment and have recorded a reserve in the amount of US$2.8 million for losses related to this matter.

In December 2002, Unibanco filed a collection suit against us with the Central Civil Court of São Paulo with respect to amounts outstanding under a loan facility we entered into with Unibanco on August 26, 2002. The amount sought under this claim totals approximately R$72.2 million (US$20.4 million). The Central Civil Court of São Paulo ordered the pledge of certain of our assets as security for this loan. We do not believe that these court proceedings will affect our operating performance, nor our ability to continue the negotiations with our lenders and debt holders.

Labor Proceedings

We and our subsidiaries are party to approximately 1,364 judicial labor proceedings. We estimate that the total contingency with respect to these labor-related proceedings for which we and our subsidiaries are responsible is approximately R$24.6 million (US$7.0 million) and have established a provision in this amount. The majority of these claims relate to (i) overtime payment and (ii) recognition of an employment relationship with us and for amounts resulting from such employment relationship, made by employees of service companies.

Various employees in the sales and telemarketing sector have brought labor claims against us for payment of overtime on the grounds that their time worked be recorded. Since, their work is performed off company premises, we do not record their hours worked. In the great majority of these cases, the former employees have been successful.

We and our subsidiaries have engaged service companies to perform certain installation and maintenance tasks. In connection with these services, we and our subsidiaries have been ordered to pay claimants all the benefits usually granted to formally employed personnel and to pay any debts to claimants arising out of illegal practices adopted by their employers.

General

In addition, we are party to various legal actions arising in the ordinary course of our business, including disputes regarding contracts, labor law and taxation. However, we do not expect significant losses from these actions or that any such losses, individually or in the aggregate, will have a material adverse effect on our liquidity or our consolidated financial position or results of operations.

Regulation

Cable Television Services

Cable television services in Brazil are licensed and regulated by Anatel pursuant to Law No. 8,977, enacted by the Brazilian Congress on January 6, 1995; Decree No. 2,206, enacted by the President of Brazil on April 14, 1997; Ordinance No. 256 issued by the Ministry of Communications on April 18, 1997; and the General Law of Telecommunications No. 9,472 enacted on July 16, 1997. Prior to the enactment of Law 8,977 in 1995, the Brazilian cable industry had been governed by two principal regulatory measures since its inception in 1989: Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989; and Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991.

Ordinance No. 250, which was suspended approximately 15 months after its enactment by Ordinance No. 36, regulated the distribution of television signals, or DISTV, by physical means (i.e., by cable television) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance No. 250, the Ministry of Communications granted 101 authorizations to local operators to commercially exploit DISTV services. Although Ordinance No. 250 did not specifically address cable television services, a number of DISTV operators, including our own cable operating subsidiaries, began to offer cable television services based on DISTV authorizations. With the issuance of Ordinance No. 36 in March 1991, the Ministry of Communications suspended Ordinance No. 250; however, the DISTV authorizations issued during the preceding 15 months remained valid. Proposed regulations relating to cable services were submitted for public comment by the Ministry of Communications at the same time Ordinance No. 36 was issued, but were never adopted and no further regulatory action was taken until the enactment of Law No. 8,977 in 1995. Law No. 8,977, together with No. Decree 2,206 and Ordinance No. 256, which provide detailed procedures for the implementation of Law No. 8,977, constitute the current regulatory framework for cable television services in Brazil. The Brazilian Congress is currently discussing a series of bills, which, if accepted, may modify the current regulatory framework. These legislative discussions are at a preliminary stage and it is unclear what modification, if any, to the current regulatory scheme might ultimately be enacted.

Under Law No. 8,977 and Decree No. 2,206, a cable operator must obtain a license from Anatel in order to provide cable television services in Brazil. All cable licenses are non-exclusive licenses to provide cable television services in a service area. Cable television licenses are granted by Anatel for a period of 15 years and are renewable for equal and successive periods. Renewal of the cable television license by Anatel is assured if the cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards. The renewal of the cable television license may also be subject to the payment of a renewal fee in an amount agreed upon by the licensee and Anatel.

Only private legal entities which provide cable television services as their main business activity, are headquartered in Brazil and controlled as to at least 51% of their voting capital by Brazilian citizens or naturalized Brazilian citizens for over ten years, or companies incorporated in Brazil controlled by Brazilian citizens, are eligible to receive a license to operate cable television systems in Brazil. In the event that no private entity displays an interest in providing cable television services in a particular service area, Anatel may grant the local incumbent telephone operator a license to provide cable television services.

Cable operators that provided cable television services under a DISTV authorization granted under Ordinance No. 250 were required under Law No. 8,977 to file applications to have their DISTV authorizations converted into cable television licenses. DISTV authorizations covering all of our service areas were converted into cable television licenses in December 1996.

According to General Law No. 9,472, the provision of each type of telecommunication service shall be subject to a specific bid for a relevant license. Decree No. 2,206 establishes specific guidelines related to bids for cable licenses. In general, cable television licenses will be granted pursuant to a public bidding process currently being administered by Anatel. All such licenses shall be nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial, technical and legal prerequisites. After such prerequisites are met, a bidder then must submit a detailed bid describing its plan to provide cable television services in the service area.

Once a cable television license is granted, the licensee has an 18-month period from the date of the license grant to complete the initial stage of the installation of the cable system and to commence providing cable services to subscribers in the service area. The 18-month period is subject to a single 12-month extension at the request of the licensee, to be granted at the discretion of Anatel.

Any transfer of a cable television license is subject to the prior approval of Anatel. A licensee may not be transferred by a license until it has commenced providing cable television services in its service area. The license may, however, be transferred to a subsidiary company controlled by the licensee, by hereditary succession or by a spin-off transaction before the commencement of cable television services. Transfers of shares causing a change in the control of a licensee or the legal entity that controls a licensee also are subject to the prior approval of Anatel. Anatel must receive notice of any change in the capital structure of a licensee within 60 days, including any transfer of shares or increase of capital, which does not result in a change of control.

Law No. 8,977 and Decree No. 2,206 regulate programming content and access to cable systems. In addition to channels allocated for unrestricted programming, a cable television operator is required to make available for use in its service area channels in the following categories: (i) basic channels for use free of charge; (ii) channels devoted to occasional services; and (iii) channels devoted to permanent services. A cable operator must provide access free of charge for the following basic channels:

  channels for the distribution of programming by local uncodified VHF and UHF television stations;

  a channel for transmitting the sessions and proceedings of state and municipal legislatures;

  a channel for transmitting the sessions and proceedings of the federal House of Representatives;

  a channel for transmitting the sessions and proceedings of the federal Senate;

  a channel for use by local universities;

  a channel for use by federal, state and municipal bodies for cultural and educational purposes;

  a community channel for use by local non-profit private institutions; and

  a channel for use by the Brazilian Supreme Court.

A cable operator must reserve at least two channels for occasional services, which are dedicated for the transmission of seminars, public protests and demonstrations, meetings of Congress and similar events of public interest. Thirty percent of a cable system’s available channels must be reserved for “permanent services.” Permanent services are dedicated to the transmission of programming produced by companies which are not affiliated with the cable television operator on a commercial basis (except for the mere sale or licensing of programs). Channels for occasional or permanent services must be publicly offered by the operator, and compensation of the operator is to be established pursuant to market practices and costs involved in the rendering of such services.

Law No. 8,977 and Decree No. 2,206 also limit the use by a cable operator of its channels devoted to unrestricted programming. A cable television operator may not: impose conditions that result in participation in the control or require any financial interest in the entity providing programming; compel the programming entity to provide for exclusivity rights as a condition to the programming agreement; or restrict the unaffiliated programming entity’s market competition capacity. Further, a cable television operator may acquire programming produced outside of Brazil only through a company located in Brazil. Cable television operators are also required to offer at least one channel consisting exclusively of independently produced Brazilian motion pictures and features. Decree No. 2,206 also specifies that cable system operators should make available to subscribers, upon their request and at their expense, a device that blocks reception of certain subscription programming.

Cable system operators are permitted under Ordinance No. 256 to offer commercial advertising on channels other than the public basic channels for use free of charge, as discussed above.

Access to basic television services is guaranteed to all those located within the relevant service area upon the payment of an installation fee and a periodic subscription fee established by the cable television operator. Anatel is empowered to regulate installation and subscription fees. Under Law No. 8,977 and Decree No. 2,206, the fees shall be reasonable and fair.

Anatel may revoke a license upon the issuance of a judicial decision, if the licensee:

  lacks the technical, financial or legal capacity to continue to operate a cable system;

  is under the management of individuals, or under the control of individuals or corporations, who, according to Law No. 8,977, do not qualify for such positions;

  has its license transferred, either directly or by virtue of a change in control, without the prior consent of Anatel;

  does not start to provide cable services within the time limit specified by Law No. 8,977; or

  suspends its activities for more than 30 consecutive days without justification, unless previously authorized by Anatel.

In September 1996, the Ministry of Communications issued Ordinance No. 1,086. This ordinance established Cable Television Rule No. 13/96. Cable Television Rule No. 13/96 subsequently was amended by, and republished as, Ordinance No. 256. Ordinance No. 256 imposes restrictions on the number of areas that can be served by a single cable television system operator, including its affiliates. According to Ordinance No. 256, a single cable system operator, including its affiliates, may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the cable system operator, including its affiliates, faces no competition from other pay-television services, excluding services that utilize satellites to transmit their signal. Ordinance No. 256 grants Anatel full discretion to alter or eliminate these ownership restrictions. The term “affiliate” is defined by Federal Decree No. 2,206 as any legal entity that, directly or indirectly, holds at least 20% of the voting capital of another legal entity, or any of two legal entities with common ownership of at least 20% of their respective voting capital.

Rule No. 13/96 grants a one-year period from the date a DISTV authorization is converted into a cable television license for any cable system operator to comply with such restrictions, and a six-month period to make the basic channels for use free of charge, and channels devoted to occasional or permanent services to the public. We believe that we are in compliance with the terms of the ordinance.

Cable-Related Services

General

Prior to the enactment of Amendment No. 8 in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concession, permissions or authorizations granted to companies whose shares were controlled by the Brazilian Government, all telephone, telegraph, data transmission or other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebrás, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment No. 8/95, Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or though authorizations, concessions or permissions granted to private entities. Since the enactment of Amendment No. 8, the government has implemented structural reform in the telecommunications sector. The main purpose of this reform was the transfer of the control and operation of the services from the state to private companies.

On July 16, 1997, Congress approved Law No. 9,472, known as the General Telecommunications Law, or LGT, which provided the legislative framework and is the basis for telecommunications regulation in Brazil. The LGT governs the regulation of all telecommunications services, with the exception of radio and TV broadcasting services.

The adoption of the LGT, as well as the privatization of fixed line telephone and cellular services, has led to sweeping changes in the operating, regulatory and competitive environments of the Brazilian telecommunications sector. The changes include: (a) the establishment of an independent regulator, ANATEL, and the development and implementation of comprehensive regulation for the telecommunications sector; (b) the break up of the previously existing state-owned telephone monopoly; and (c) the introduction of prevalent competition in the rendering of all telecommunications services.

As part of the restructuring and privatization of the state-owned telecommunications companies, the Brazilian Government approved Decree No. 2,534, of April 2, 1998, which established the General Plan of Concessions, also known as Plano Geral de Outorgas, or PGO. Amongst others, the PGO imposed limitations on competition in the rendering of fixed-line telephone services.

For privatization purposes, the PGO divided Brazil into 4 geographic regions, each of which has at least 2 operators, one holding a concession, the privatized state-owned company and the other an authorization. As a result thereof, 4 licenses were granted to what are called the mirror companies.

Deregulation of the Telecommunications sector in 2002

The deregulation of the telecommunications sector set forth in PGO and regulated by Anatel Resolution No. 283, dated November 29, 2001, overturns the restriction which limited the number of fixed-telephone operators allowed to operate in the concession areas. Such Resolution encouraged greater competitiveness in the telecommunications sector. In light of such deregulation, the fixed-line telephone operators, after satisfying certain requirements, will now be able to obtain new licenses and own capital stock of companies authorized by Anatel to offer other telecommunications services, such as cable TV services.

In connection with the cable TV services, although the PGO permits the fixed-line telephone operators to provide other telecommunications services, they are still subject to certain limitations. The concession agreement among União Federal and the fixed-line telephone operators prohibits such operators from providing cable TV services or owning interests in cable TV operators in the same Commuted Fixed-Line Telephone Services concession areas. The exception to this rule is that they may provide such cable TV services and the like in such areas when there is a clear of lack of interest of other private companies in the bidding announcement for the cable TV services operation in that area.

High-Speed Cable Data Services

Law No. 8,977, Decree No. 2,206 and Anatel Resolution 190, issued in November 1999, authorize cable television operators such as Net Serviços to:

  furnish video and audio signals on their cable networks; and

  utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, prices and other data.

Under this grant, cable television operators are not allowed to act as their own ISPs, but must grant other ISPs equal access to the cable network. In addition, cable television providers can only provide Internet services to existing cable television subscribers.

Multimedia Communications Service

Anatel issued the Multimedia Communications Service, or SCM, Regulation, Resolution No. 272 of August 9, 2001, which permits the offering of capacity for transmission, emission and reception of multimedia information in the format of audio signals, video, data, voice and other sounds, images, texts and other information of any nature, to subscribers within the same area of service, using any means.

The SCM is a fixed telecommunication service rendered for the collective interest on a domestic or international basis, excluding fixed telephone, Mass Electronic Communication Services (Cable TV, MMDS and DTH), and Broadcast Service. According to Resolution No. 272, SCM providers can offer their services to any residential subscriber. Therefore, cable TV operators could request an Anatel authorization to offer SCM and then offer high speed cable data service, not only to their cable TV subscribers, but to any user of this service located in the licensed area of the cable TV operator.

SUMMARY ORGANIZATIONAL CHART
(ownership figures represent total economic interests (not voting power) as of March 31, 2003)

Corporate Structure

We are the largest cable television operator in Brazil. As such, we conduct our cable television and related activities through a group of 29 operating companies that we have acquired and developed over the past decade. In addition, we are controlled by Globopar and the Marinho family and as such are part of Organizações Globo, the largest media group in Brazil. Globopar’s ownership interest in us is subject to a shareholders’ agreement with several other shareholders who, with Globopar, collectively own 98.2% of our common shares. The chart on the preceding page illustrates our corporate structure and our relationship with Globopar and our other shareholders.

We were incorporated in 1994 as a sociedade anonima, or corporation, under Law 6,404/76 of the Federative Republic of Brazil and began our current operations in 1998 when we acquired certain pay-television assets from Globopar. We are entered in the commercial register of São Paulo under number 35.300.177.240. Our registered office is located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, telephone +55 11 5186-2606.

Globopar

Globopar is a Brazilian holding company with interests in cable and satellite television, pay television programming, magazine publishing, printing and the Internet.

Our controlling shareholders are Distel, which was previously named Globo Cabo Holding, S.A., and Roma Participações Ltda., or Romapar. As of March 31, 2003, Distel owned 31.0% of our common shares and 3.4% of our preferred shares, representing 14.7% of our total capital stock, and Romapar owned 36.2% of our common shares and 20.9% of our preferred shares representing 27.2% of our total capital. Distel is 100% owned by Globopar, and Romapar is 100.0% owned by Globopar. Globopar also directly owns 6.9% of our preferred shares representing 4.1% of our total capital. Globopar is controlled by the family of Mr. Roberto Irineu Marinho, the Chairman of our board of directors. The Marinho family, thereby, indirectly controls 67.2% of the voting power of Net Serviços.

Ownership of Net Serviços

As of March 31, 2003 our shareholders were:

  RBS, a media concern operating in southern Brazil, and its affiliates, Zero Hora Editora Jornalistica S.A., or Zero Hora and RBS Interativa S.A., or RBS Interativa. Zero Hora owned 0.3% of our preferred shares, RBS Interativa owned 2.8% of our preferred shares and RBS directly owned 6.8% of our common shares and 1.6% of our preferred shares, together representing ownership of 5.6% of our total capital stock.

  Bradesplan, a wholly owned subsidiary of Bradespar, an investment vehicle under common control with Banco Bradesco S.A. Bradesplan owned 15.8% of our common shares, representing 6.4% of our total capital stock.

  Bndespar, a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES. Bndespar owned 8.4% of our common shares and 31.5% of our preferred shares, representing 22.1% of our total capital stock.

  Globopar, which holds shares directly and indirectly through Distel and Romapar, owned 67.2% of our common shares and 31.2% of our preferred shares, representing 46.0% of our total capital stock.

  The public, which owned less than 2.0% of our common shares and 32.6% of our preferred shares, representing 19.9% of our total capital stock.

Through its ownership of a majority of our common shares, the only class of shares with significant voting rights, Globopar, through Distel and Romapar, is able to control votes at meetings of our shareholders, except to the extent otherwise provided under our shareholders’ agreement, which is described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

Our Subsidiaries

We are a holding company with equity interests in numerous companies that provide cable television, Internet and corporate data transmission services. Most of our subsidiaries were formed to hold cable operating licenses issued by various Brazilian municipalities. In aggregate, our subsidiaries hold 46 licenses, consisting of 43 licenses for the provision of cable services and 3 licenses for MMDS. We manage the affairs of these subsidiaries on a day-to-day basis and generally operate as one entity from a strategic, financial and operational perspective.

Set forth in the table below is a list of our direct and indirect operating subsidiaries as of March 31, 2003:

Name of Subsidiary	Direct Interest	Total Interest
	(%)
Multicanal Telecomunicações S.A	86.00	100.00
Net Belo Horizonte Ltda(1)	100.00	100.00
CMA Participações S.A	50.60	97.20
Net Brasília Ltda.(1)	100.00	100.00
Net Rio S.A	100.00	100.00
Net Recife Ltda.(1)	100.00	100.00
Net São Paulo Ltda	94.37	100.00
Net Campinas Ltda.(1)	100.00	100.00
Net Indaiatuba Ltda.(1)	100.00	100.00
Net São Carlos S.A.(1)	100.00	100.00
Net Franca Ltda.(1)	100.00	100.00
Net Sul Comunicações Ltda.(1)	100.00	100.00
Vicom Ltda(1)	100.00	100.00
TV Cabo e Comunicações Jundiaí S.A	50.00	50.00
Net Brasil S.A	40.00	40.00
Horizonte Sul Comunicações Ltda.(2)	-	100.00
DR — Empresa de Distribuições e Recepção de TV Ltda.(2)	-	100.00
Net Paraná Comunicações Ltda.(2)	-	100.00
Net Joinville Ltda.(2)	-	100.00
Net Florianópolis Ltda.(2)	-	100.00
Net Curitiba Ltda.(2)	-	100.00
Net Maringá Ltda.(2)	-	100.00
Americapar Participações Ltda.(2)	-	100.00
Net Arapongas Ltda.(2)	-	100.00
TV Cabo Criciúma Ltda.(2)	-	60.00
Net São José do Rio Preto Ltda.(3)	0.01	100.00
Net Piracicaba Ltda.(3)	-	100.00
Net Ribeirão Preto S.A.(3)	-	100.00
Net Baurú Ltda.(3)	-	100.00
Net Goiânia Ltda.(3)	-	100.00
Net Anápolis Ltda.(3)	-	70.00
Net Campo Grande Ltda.(3)	-	100.00
Net Sorocaba Ltda.(3)	-	100.00
Reyc Comércio e Participações Ltda.(3)	0.50	100.00
_________________
(1)	Distel Holding S.A. holds one share.
(2)	Held through Net Sul Comunicações Ltda.
(3)	Held through Multicanal Telecomunicações S.A.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this Form 20-F.

Overview

We are the largest operator of cable television systems in Brazil, based upon the number of subscribers and homes passed. Our network currently operates in major cities located throughout Brazil, including five of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. Currently, our principal business is providing pay-television services, including cable television under the “NET” brand name, pay-per-view programs and high-speed Internet access under the “Vírtua” brand name. We also offer corporate data transmission services through our subsidiary, Vicom.

The acquisitions we completed in 2000 had significant and varied effects on our operating results and financial position in 2000, 2001 and 2002, such that our historical results of operations and financial position for 2002 and 2001 are not fully comparable with 2000. See “Item 3. Key Information—Selected Financial Data,” and “—Acquisitions” and “—Results of Operations” below.

In 2002, our financial condition and results of operations were significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of Brazilian real against the U.S. dollar. Since all of our revenue is denominated in reais, the depreciation in 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant dollar-denominated debt service, programming and capital expenditure obligations.

We have taken a number of steps in response to these adverse developments. In order to reduce the impact of exchange rate variations on programming fees, we have entered into negotiations with our programmers, through Net Brasil, to convert programming costs from U.S. dollars to reais, readjusted by IGP-M. Although we have not yet entered into definitive agreements with most of our programmers, programmers representing approximately 80% of our programming costs have already started accepting reais as payment for programming costs. This has already had a positive impact on our financial performance for the first quarter of 2003. We cannot assure you that agreements will be reached with each of our programmers to convert our programming costs from U.S. dollars to reais.

In 2002, we maintained our capital expenditures at 2001 levels. Going forward, we expect to maintain the level of the capital expenditures budgeted for 2003 and slightly increase the level of capital expenditures budgeted for 2004 and 2005, investing in areas that will support our growth.

During 2002, due to weakness in our business and liquidity position, we deferred to 2003, a significant amount of payments due to equipment suppliers and to 2004 and 2005, a significant amount of payments due to programmers. We started paying deferred fees to equipment suppliers in January 2003 and we plan to payoff these fees by the end of 2003. We plan on paying deferred programming fees during 2004 and 2005.

We are currently pursuing a debt restructuring to improve our capital structure and to allow us to grow operations. We are seeking, among others things, to reduce the near term debt-service obligations to levels that can be serviced with operating cash flow and limit the impact of future exchange rate volatility by converting a portion of our dollar-denominated debt to real-denominated debt.

Our consolidated financial statements included elsewhere in this Form 20-F have been prepared under the assumption that we will continue as a “going concern.” Continuing adverse conditions in the general economic environment and the effect of those conditions on our business have had a negative impact on our cash flows and results from operations and therefore on our ability to make scheduled principal and interest payments on our debt and on our ability to comply with certain financial covenants previously established under our debt facilities and instruments. Because of the uncertainties as to the results of current negotiations with our lenders and debt holders regarding the restructuring of our debt and therefore as to the adequacy of our financial resources to meet our anticipated cash requirements for the second half of 2003 and future periods, there is substantial doubt about our ability to continue as a “going concern.” Our ability to continue as a “going concern” is dependent upon, among other things, the satisfactory conclusion of our debt restructuring and our ability to generate sufficient cash from operations and financing arrangements to meet our obligations. If the “going concern” basis was not appropriate for our consolidated financial statements, then significant adjustments might be necessary in the carrying value of assets and liabilities, the revenues and expenses reported, and the balance sheet classifications used.

For a discussion of these and other steps we have taken to address our financial condition as well as details of our outstanding debt, see “—Liquidity and Capital Resources.”

The Recapitalization

During the third quarter of 2002, our major shareholders completed our recapitalization in the amount of approximately R$1.2 billion (US$399.9 million), corresponding to US$392.2 million, net of issuance cost, which increased our equity capital and reduced our debt. The recapitalization included a Brazilian offering of common and preferred shares and an international placement of preferred shares.

The recapitalization was implemented pursuant to an agreement called the Protocol of Recapitalization of Globo Cabo S.A., which was signed on April 10, 2002, and subsequently amended on April 30, 2002 and June 14, 2002, among Net Serviços and the following Net Serviços shareholders:

  Globo Comunicações e Participações S.A., or Globopar, and its two controlled subsidiaries: Roma Participações Ltda., or Romapar, and Distel Holding S.A., or Distel;

  Bradesplan Participações S.A., or Bradesplan, and Bradespar S.A., or Bradespar;

  RBS Participações S.A., or RBS; and

  BNDES Participações S.A., or Bndespar, a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES.

Our affiliate, Net Brasil S.A., or Net Brasil, signed the Protocol of Recapitalization as an intervening consenting party.

The recapitalization involved the following steps:

  We issued 707,182,199 common and 1,040,584,048 preferred shares as result of a Brazilian offering and an international placement.

  Bndespar delivered 1,000 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$139.6 million (US$45.6 million), as consideration for subscribing preferred shares at the public offering price for a share.

  Globopar delivered 553 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$78.8 million (US$25.3 million), as consideration for subscribing preferred shares at the public offering price for a share.

  Bradespar, through a subsidiary, delivered 130 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$18.3 million (US$6.1 million), as consideration for subscribing preferred shares at the public offering price for a share.

  Globopar and its affiliates converted an advance for future capitalization, or AFAC, advanced in the first half of 2001, and valued at R$393.2 million (US$126.8 million), into shares at the public offering price for a share. This did not result in new cash proceeds to Net Serviços since the funds represented by the AFACs were previously advanced by Distel and Globopar.

  Bradesplan converted its loans to us, valued at R$79.5 million (US$26.5 million), into shares at the public offering price for a share. This did not result in new cash proceeds for Net Serviços.

  RBS converted its loans to us, valued at R$18.5 million (US$6.2 million), into shares at the public offering price for a share, and also converted loans to us by RBS Interativa, an affiliate of RBS, valued at R$16.5 million (US$5.5 million), into shares at the public offering price for a share. This did not result in new cash proceeds for Net Serviços.

  Bndespar and RBS and their affiliates purchased for cash shares at the public offering price for a share for a total of R$174.7 million (US$58.3 million).

  Globopar and its affiliates converted all of the deferred programming fees owed to it by Net Serviços (approximately R$155.2 million (US$49.8 million)) into shares at the public offering price for a share. This did not result in new cash proceeds for Net Serviços.

  RBS satisfied R$2.2 million (US$0.7 million) of its total commitment by converting all of the deferred programming fees and services rendered fees owed to it by Net Serviços into shares at the public offering price for a share. This did not result in new cash proceeds to Net Serviços.

  In connection with the Brazilian offering, other holders of our convertible debentures due 2006 had the right to deliver or convert their convertible debentures as consideration for subscribing preferred shares at the public offering price for a share. Holders delivered 431 such convertible debentures, representing a total principal amount of approximately R$60.8 million (US$20.3 million) and converted 522 such convertible debentures, representing a total principal amount of R$68.3 million (US$22.8 million).

  The public purchased for cash shares at the public offering price for a share for a total of R$17.6 million (US$5.9 million).

Acquisitions

We completed three significant acquisitions in 2000.

In May 2000, we acquired the remaining 50% of Unicabo that we did not already own. We financed this acquisition by issuing 40,000,000 shares of preferred stock, having a market value at the acquisition date of US$61.6 million, and assuming approximately US$21 million of Unicabo’s debt. Unicabo was a holding company that controlled and managed cable operators in the state of São Paulo. We recorded US$73.8 million of goodwill in connection with this acquisition.

In July 2000, we acquired 100% of MDS Telecomunicações S.A., which held 100% ownership in Vicom, a company that provides nationwide data transmission services to the corporate sector in Brazil by using satellite and terrestrial technologies. We financed this acquisition by issuing 28,648,365 shares of preferred stock, having a market value at the acquisition date of US$42 million, and assuming approximately US$43 million of Vicom’s debt. We recorded goodwill of US$48.2 million in connection with this acquisition.

In September 2000, we completed the acquisition of Net Sul Holding S.A., the 99.99% owner of Net Sul, the second largest cable television operator in Brazil. The Net Sul acquisition significantly increased our subscriber base and provided us access to markets in southern Brazil, a region that we previously had not served. We financed this acquisition by issuing 387,121,852 shares of preferred stock and 123,989,259 shares of common stock, having a total market value of US$719.3 million at the acquisition date, and assuming approximately US$147 million of Net Sul’s debt. We accounted for this acquisition as a purchase, and we consolidated the results of operations of Net Sul with our results of operations from September 1, 2000. We recorded goodwill of US$795.6 million in connection with this acquisition.

Since these acquisitions were made, we have been working towards the integration of the new operations. During 2001, we completed the consolidation of administrative and commercial policies, including conforming disconnection policies and prices. Also, we started offering corporate data transmission services that take advantage of our extensive fiber and coaxial network. Currently, we are improving and integrating the systems to these operations.

Critical Accounting Policies

An accounting policy is critical if it is important to our financial condition and results, and requires significant judgment and estimates on the part of management in its implication.

We review the accounting policies we use in reporting our financial results and evaluate our estimates and judgments on an on-going basis. We base our estimates and assumptions on historical experience, industry trends and other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us. We describe our significant accounting policies, including the critical accounting policies discussed below, in note 3 to our consolidated financial statements.

Impairment of Goodwill

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, on January 1, 2002 we ceased to amortize goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002.

In determining impairments, management must make significant judgments and estimates to calculate the fair value of an investment. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, comparison to market multiples, comparison of similar recent sales transactions and discounted cash flows. Discounted cash flow is calculated by estimating future cash flow streams, applying appropriate discount rates to determine the present values of cash flow streams, and then assigning probabilities to the various cash flow scenarios. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

During 2002, we completed the required tests for goodwill and indefinite lived intangible assets. We established four reporting units for the purposes of this evaluation, the consumer services of Region I, Region II and Region III and the corporate services of Vicom. These tests indicated that an impairment loss must be recognized at the goodwill from both the Net Sul and Vicom acquisitions. The evaluation process was validated and the assumptions and procedures in the model were considered acceptable and properly constructed by our external consultants.

In the second quarter of 2002, we recognized a non-cash charge of US$367.7 million to reduce the carrying value of goodwill associated with the Net Sul and Vicom acquisitions. Since the tests were performed for the first time in 2002, reflecting a change in accounting principles, the impairment losses were recognized as non-operational.

We also concluded the measurement tests for fiscal year 2002 and recognized a non-cash charge that reduced the carrying value of goodwill associated with the Vicom acquisition in the amount of US$2.8 million. This was recorded as a component of operating income.

Depreciation of property and equipment

At December 31, 2002, the carrying value of our property and equipment and other cable related long-term assets, net totaled $349.9 million, which represents 53.0% of our total assets. This carrying value includes costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives. We depreciate our cable assets using the straight-line method over an eight-year estimated remaining economic useful life of the assets, resulting in an 8.3% depreciation rate. In 2002, we changed the estimated useful lives of our cable plant to reflect our evaluation of the positive impact of new services that could be provided through our cable network, in conjunction with industry practice.

Changes in circumstances such as technological advances, changes to our business model or changes in our capital and investment strategy can result in the actual useful lives differing from our estimates leading management to revise useful lives that can be shortened for certain asset categories and extended for others depending on technological decisions made by us. Set top boxes are an example of an asset item subject to significant technological changes. On the other hand, new set top boxes associated with new equipment allowing signal compression may allow us to provide new value added services and extend the remaining useful lives of our fiber optic assets. In those cases where we determined that the useful life of property and equipment should be reviewed, we would depreciate the net book value over its revised remaining useful lives thereby increasing or decreasing depreciation expenses. During 2000, we made significant investments in building two-way communication to allow deployment of our new broadband Internet access services. If circumstances arise, we may review and extend the remaining useful lives of our cable plant to reflect further technological enhancements.

In light of the recent upgrades made to the cable plant in connection with building a two-way communication, to allow introduction of our broadband Internet services, we performed a study of the estimated useful lives of specified items of our cable transmission network. Our management, based on an external independent-study, decided to change the estimated economic useful lives of specified asset categories, as of January 1, 2002. Accordingly, the depreciation rate of the net book value of the following items has been revised:

Description	Prior Useful Life	Revised Useful Life	Prior Depreciation Rate Per Year	Revised Depreciation Rate Per Year
Cable network	5-8	12-15	12.5%-20%	6.67%-8.33%
Optic fiber	10	15	10%	6.67%
Decoders	8	10	12.5%	10%
Cable modem	8	10	12.5%	10%

Contingent liabilities

The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We accrue reserves for legal proceedings that our subsidiaries and we are party to when we determine the losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our external legal advisors. Reserve balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional reserves for emerging issues. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

Recent Accounting Pronouncements

In May 2002, the FASB issued SFAS No.145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 eliminates the requirement under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” to report gains and loses from extinguishments of debt as extraordinary items in the statement of operations. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 are not to be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Upon adoption of this pronouncement, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. The Statement also amends SFAS No. 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Application of SFAS No. 145 did not impact our financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations,” which became effective for us beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a pre-existing or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34),” or FIN 45. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. FIN 45 also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness to Others,” which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Our financial statements have not been impacted by the application of FIN 45.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and had no impact on our financial statements and accompanying footnotes.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities - and Interpretation of ARB No. 51,” or FIN 46. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

  The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity.

  The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

  The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights,

  The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or

  The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises as of the end of the applicable annual period.

FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. We are still evaluating the impact of this interpretation on our financial statements. However, we do not believe that the adoption of FIN 46 will have a material impact on our results of operations or financial position.

Sources of Revenues

When our cable television systems began operations, the revenues from sign-on and hook-up fees represented the most significant portion of our net revenues, as we were growing rapidly from a small existing subscriber base. As our subscriber base has grown in relative terms, aggregate monthly subscription fee revenues have increased significantly, while sign-on and hook-up revenues have declined significantly. The combination of these two trends has changed our mix of revenues, such that monthly subscription fee revenues have become the dominant portion, and sign-on and hook-up fee revenues constitute a relatively minor percentage of our net revenues.

  Subscription fees. We charge subscribers to our cable television services a monthly fee for cable programming services. Subscription fees are recorded in the month the service is provided. They are also denominated in reais and adjusted for inflation on an annual basis. Substantially all of our revenues come from these monthly subscription fees. As of December 31, 2002, 49.8% of our subscribers were enrolled in our Advanced programming package, which is the costliest of our available packages.

  Sign-on and hook-up fees. We also charge subscribers a fee for the installation of the equipment and connections necessary to receive our cable television service. Sign-on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees are amortized to revenue over ten years, which represents the estimated average period that we expect subscribers to remain connected to our cable network.

  Pay-per-view fees. In addition to subscription fees for our programming packages, we charge separate fees for specific pay-per-view programs, such as sporting events.

  Internet access charges. We charge subscribers to our Vírtua broadband Internet access service a monthly fee. As of December 2002, we had approximately 55,700 Vírtua subscribers. During the second half of 2002, we began receiving monthly fees from ISPs based on the number of subscribers through Vírtua to their respective Internet services. See “Item 4. Information on the Company—Our Services—High-speed Internet Access.”

  Telecommunication service fees. Vicom charges corporate customers a fee for the provision of data transmission services via satellite, dedicated leased lines and virtual private networks. These revenues also consist of fees from telecommunication engineering services, the provision of technical assistance and corporate network consulting services, and revenues from the sale of satellite data communication systems.

In 2004, we plan to begin to offer digital cable services to our subscribers in specified prosperous areas. Digital cable will provide subscribers with additional programming options and services, such as near video-on-demand. We do not expect material revenues from digital cable services during 2004 and 2005.

Operating expenses

Our most significant operating expenses are:

  Programming purchase costs. Programming purchase costs consist of (a) programming fees paid by our operating subsidiaries through Net Brasil, which is owned 40% by us and indirectly owned 60% by Globopar, to Brazilian and international programmers, including Globosat, which is wholly owned by Globopar, and (b) additional service fees paid to Net Brasil. These costs vary with our total number of subscribers and the number of subscribers for our various programming packages. The programming fees we must pay are generally highest with respect to our Advanced programming package. During 2002, our programming costs were substantially denominated in U.S. dollars. See “Item 4. Information on the Company—Pay-Television—Programming Sources” for a discussion of our programming arrangements.

  Infrastructure costs. Infrastructure costs include expenses for utility pole rentals, electricity, maintenance and other costs that increase as a function of the development of our network. Infrastructure costs also include costs in our customer service, management, billing and information systems.

  Depreciation of cable network. Due to the investments we have made in our cable and broadband networks, and the increased size of our network resulting from the Net Sul acquisition in September 2000, we face significant annual depreciation costs. Depreciation costs relating to our network were US$59.8 million and US$123.2 million in 2002 and 2001, respectively. Our depreciation costs are affected by changes in the real-U.S. dollar exchange rate. We maintain all accounting records in functional reais and we translate amounts to U.S. dollars for reporting purposes. An increase in the foreign exchange rate (i.e., a depreciation of the real) will result in lower depreciation amounts when expressed in U.S. dollars. Despite the increase in our depreciation charges, mainly as a result of Net Sul, our total depreciation cost in 2002 expressed in U.S. dollars was partially offset by the larger depreciation of the real, which occurred in 2002. See “—Depreciation and Amortization.”

Depreciation and Amortization

We depreciate our cable network and fiber optic cable assets using the straight line method, over the estimated economic useful life of the assets. In 1998 and 1999, we used an estimated economic useful life of 5 years for both our cable network and fiber optic cable, which resulted in a 20% annual depreciation rate in respect of such assets. In 2000 and 2001, we used an estimated useful life of 8 years for our cable network and 10 years for our fiber optic cable, resulting in annual depreciation rates of 12.5% and 10%, respectively. Since January 1, 2002, in view of technological advances that permit us to provide a greater range of value-added services through our network, as well as improved network maintenance techniques, we have used an estimated useful life of 12 years for our cable network and 15 years for our fiber optic cable, resulting in annual depreciation rates of 8.3% and 6.7%, respectively.

We performed studies of the estimated useful lives of our cable network and fiber optic cable in light of recent technological developments. See “—Critical Accounting Policies—Depreciation of property and equipment.”

State Value-added Tax

Law No. 8,977, the main Brazilian statute governing the provision of cable services, classified cable television subscription services as “telecommunications services” and thus made them subject to the value-added, or ICMS, tax levied by the various Brazilian states. The ICMS is a tax typically imposed at a rate of 25% on the operator’s telecommunications revenues. In 1995, most of the states in which our cable systems are located set the bases and rates of the ICMS tax applicable to cable television operations at a rate calculated as a 25% tax to be paid on 20% of the aggregate of subscription revenue and sign-on and hook-up fees. These ICMS bases and rates generally remained in effect until October 1999.

In October 1999, the National Tax Policy Council issued Agreement No. 57/59, to which all of the states in which our cable subsidiaries operate, except Rio Grande do Sul, have adhered. Agreement No. 57/59 authorized a reduction in the basis of the ICMS tax as applied to providers of subscription television services. Based on Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, and is 10% from January 1, 2001 onward. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this legal dispute, we have fully accrued and paid into escrow amounts at the rates of 7.5% for 2000 and 10% for 2001 and 2002. We include the ICMS tax in the subscription fees payable by our subscribers, including the 12% rate for subscribers in Rio Grande do Sul.

Income Taxes

Income taxes have been provided for in accordance with the liability method. Valuation allowances are established to reduce deferred tax assets while we and our subsidiaries are accumulating losses and realization is not yet assured.

Results of Operations

Functional and reporting currencies

While we maintain our financial records in reais, our reporting currency is the U.S. dollar. We adopted the real as our functional currency in 1998. Changes in the value of the real against the U.S. dollar have had and will continue to have material effects on our results of operations and the value of our assets and liabilities denominated in reais. We discuss these effects in detail in “—Effects of Inflation and Exchange Rate Fluctuations” later in this “Item 5. Operating and Financial Review and Prospects.”

EBITDA

We present adjusted EBITDA in this Form 20-F because it is a material covenant under some of our debt facilities and instruments and it has been determined in the manner in which it is required to be calculated under these debt agreements. As calculated by us, adjusted EBITDA represents the sum of: (a) net income (loss); (b) financial income (expenses), net; (c) income tax benefit (expense); (d) depreciation and amortization; (e) non-recurring severance charges; (f) gain (loss) on translation, net; (g) monetary indexation, net; (h) loss on exchange rate, net; (i) other non-operating expenses, net; (j) minority interests in results of consolidated subsidiaries; and (k) equity in results of investees (i.e., companies in which we have between a 20% and 50% equity interest). We believe adjusted EBITDA is a standard financial statistic commonly reported and widely used by analysts and other interested parties in the subscription television industry. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Adjusted EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because adjusted EBITDA is not determined in accordance with U.S. GAAP, adjusted EBITDA as calculated and reported by other companies may not be comparable to adjusted EBITDA as calculated and reported by us.

On December 31, 2002, we were not in compliance with the financial covenants related to our debt facilities and instruments. See “Debt Financing” for a discussion of the financial covenants related to our debt facilities and instruments.

	Net Serviços de Comunicação S.A. Reconciliation of Adjusted EBITDA For the Year Ended December 31,
	1998	1999	Actual 2000	Unaudited Pro Forma 2000(1)	Actual 2001	Actual 2002
	(U.S. dollars in thousands)
Net income (loss)	US$(270,152)	US$(325,026)	US$(222,334)	US$(290,590)	US$(349,473)	US$(701,005)
Financial income (expenses), net	83,351	98,478	64,517	84,738	114,245	154,675
Income tax benefit (expense)	(5,140)	1,444	6,500	6,764	1,385	4,385
Depreciation and amortization	240,996	175,180	189,112	256,760	226,148	78,692
Non-recurring severance charges	0	0	0	0	4,390	0
Gain (loss) on translation, net	0	0	0	0	0	0
Monetary indexation, net	0	44,602	34,837	34,212	39,699	26,004
Loss on exchange rate, net	55,154	70,749	27,582	33,977	85,480	134,016
Other non-operating expenses, net	1,582	2,147	7,882	6,443	(508)	372,540
Minority interests in results of consolidated subsidiaries	(3,065)	0	(124)	(146)	19	(5)
Equity in results of investees	12,679	20,739	724	724	36

Adjusted EBITDA	US$115,405	US$88,313	US$108,696	US$125,051	US$121,421	US$70,464

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Subscription revenues

Subscription revenues consist of monthly subscription fees paid by pay-television subscribers. These revenues decreased by 15.4% to US$433.5 million in 2002 from US$512.3 million in 2001. The decrease was principally due to the depreciation of the real. Subscription revenues remained fairly stable in local currency. Average revenue per subscriber in U.S. dollars decreased by 11.5% in 2002 compared to 2001 despite increases in monthly subscription fees in reais that took effect in June and September 2002. Our churn in 2002 was 18.1% compared to 22.8% in 2001. The decrease in churn was primarily due to the implementation of a more selective screening process when determining whether to accept new subscribers, the use of retention islands, a program that utilizes skilled customer service representatives to target subscribers that could potentially disconnect due to dissatisfaction, and our heightened focus on customer satisfaction, such as the outsourcing of our customer service centers.

Sign-on and hook-up fee revenues

Sign-on and hook-up fee revenues decreased by 54.6% to US$9.3 million in 2002 from US$20.5 million in 2001. This decrease was primarily due to the depreciation of the real against the U.S. dollar and a decrease in the number of subscriber installations during 2002.

In accordance with U.S. GAAP, we defer and amortize over a period of 10 years that portion of sign-on and hook-up fee revenues that exceeds related direct selling expenses. This deferral reduces reported revenues as compared with cash flow generated by operations. On the other hand, reported revenues in subsequent periods are increased by the amortization of deferred sign-on and hook-up fees.

Telecommunication service revenue

Telecommunication service revenue consists of revenue representing monthly fees we receive from corporate customers for data transmission services we offer through Vicom. Telecommunication service revenue decreased by 24.1% to US$18.3 million in 2002 from US$24.1 million in 2001 due primarily to the renewal of contracts with corporate costumers for amounts less than what these customers were previously paying and the effect of the depreciation of the real against the dollar. We began offering telecommunication services to corporate customers in the third quarter of 2000 following our acquisition of Vicom in July 2000.

Other services

Other services revenues consist of revenues from pay-per-view, monthly subscription fees paid by subscribers to our broadband service, Vírtua, sales of our programming guide, programming package upgrades, technical support services and disconnection/reconnection services. Revenue from other services decreased to US$26.9 million in 2002 from US$31.0 million in 2001. The decrease was primarily due to the depreciation of the real against the U.S. dollar. This decrease offset the positive effects of the increase in the number of broadband subscribers and the improvement in our subscriber base mix, which had a positive impact on broadband revenues. Our Vírtua subscriber active base grew by 4.4% to 55,700 at December 31, 2002 from 53,300 at December 31, 2001.

A substantial part of our pay-per-view revenues each year are derived from our transmission of the state and national soccer championships, which usually begin in March and August, respectively. Therefore, our pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded in the first and third quarters of each year.

Taxes and other deductions from revenues

Taxes and other deductions from revenues consist of:

  the ICMS tax, which is levied at rate of 10% on subscription revenues and sign-on and hook-up fees in each state in which we operate (other than Rio Grande do Sul, where the rate is 12%);

  the ISS, a municipal tax on services that is levied at a maximum rate of 5% (some municipalities have lower rates) on certain services such as maintenance and other technical activities;

  a federal tax related to the PIS that is levied at a rate of 0.65% on total revenues;

  the COFINS, a federal social security tax that is levied at a rate of 3% on total revenues; and

  the Fundo de Universalização dos Serviços de Telecomunicações, or Fust, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or Funttel, which are computed based on gross service revenues, excluding canceled sales and other taxes over this same base, and which are levied at the rates of 1.0% and 0.5%, respectively.

Taxes and other deductions from revenues are directly linked to our volume of subscription sales. These expenses decreased by 10.8% to US$84.5 million in 2002 from US$94.7 million in 2001, as a result of the depreciation of the real. This decrease offset the increases in customer disconnections and cancellations and the impact of the increase in the ICMS tax rate on our Virtua operations in the State of São Paulo.

Programming and other direct operating costs

Programming and other direct operating costs consist principally of programming fees paid through Net Brasil to Brazilian and international programmers, including Globosat, customer service expenses, network maintenance expenses, pole rental charges payable to utility companies, and payroll and related charges. Although programming and other direct operating expenses in local currency were higher in 2002 when compared to 2001, in U.S. dollars, these costs decreased by 10.9% to US$235.5 million in 2002 from US$264.3 million in 2001 due to the real depreciation. As a percentage of net operating revenues, programming and other direct operating costs increased to 58.3% in 2002 compared to 53.6% in 2001.

Our programming costs decreased by 5.5% to US$144.5 million in 2002 from US$152.9 million in 2001. This decrease was a result of the higher exchange rate in 2002. Our programming costs are affected by the number of subscribers, programming upgrades by existing subscribers, the addition of more channels to our line-up and the exchange rate of the real to the U.S. dollar.

Other direct operating costs decreased by 18.3% to US$91.0 million in 2002 compared to US$111.4 million in 2001. Increases in other direct operating costs such as pole rental and network maintenance expenses were offset by the depreciation of the real against the U.S. dollar.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 29.0% to US$91.3 million in 2002 from US$106.1 million in 2001. The decrease was primarily attributable to the reduction in marketing, personnel and office expenses to better align our costs structure to our liquidity position. As a percentage of net operating revenues, selling, general and administrative expenses remained fairly stable at 22.6%.

Depreciation and amortization

Depreciation and amortization expenses decreased by 65.2% to US$78.7 million in 2002 compared to US$226.1 million in 2001. This decrease was caused by the higher exchange rate and the revision of the estimated useful lives of some of our main assets, such as our network and decoders.

Monetary indexation expense, net; Loss on exchange rate, net

Monetary indexation expense, net, consists of monetary correction charges on real-denominated debt, which represented approximately 32.1% and 49.4% of our total debt in 2002 and in 2001, respectively. As described below under “—Liquidity and Capital Resources—Debt Financing,” our real-denominated debt includes convertible debentures, of which the principal amounts are adjusted periodically based on the IGP-M inflation index, a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide.

Loss on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt, which represented approximately 67.9% and 50.6% of our total debt in 2002 and in 2001, respectively. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

Our combined monetary indexation expense, net, and loss on exchange rate, net, was US$160.0 million in 2002, a 27.8% increase from US$125.2 million in 2001. This increased combined expense and loss was mainly due to the fact that the real’s depreciation against the dollar was significantly higher in 2002 than in 2001. Annual inflation as measured by the IGP-M was approximately 25.3% in 2002 compared to approximately 10.8% in 2001, and the real lost 52.3% of its value against the U.S. dollar in 2002, compared to 18.7% in 2001.

Financial expenses

Financial expenses consist principally of interest payable on our outstanding debt; amortization of financial charges associated with the issuance of debt instruments; the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS, taxes on financial revenues derived from short-term investments. Financial expenses increased by 33.1% to US$174.8 million in 2002 from US$131.3 million in 2001. This increase was primarily due to the recording of an IOF (tax on financial transactions) tax provision on transactions with related companies, in the amount of US$34.7 million, to provide for potential tax liabilities. This was necessary given certain recent adverse decisions in the Tribunal Regional de Justiça (Regional Court) and the restatement of the AFACs made to us by some of our major shareholders prior to the recapitalization.

Financial income

Financial income consists of income on hedge positions and short-term investments, as well as penalty and interest payments we collect from subscribers who are late in their fee payments to us. Financial income increased to US$20.2 million in 2002 from US$17.1 million in 2001. The increase was primarily due to gains from hedge positions.

Equity in results of investees

Equity in results of investees reflects our share of gains and losses of subsidiaries in which we do not hold a majority stake. Equity in results of investees was a loss of US$1.2 million in 2002 compared to a loss of US$36,000 in 2001. This result was principally attributable to higher losses incurred by our subsidiary Net Brasil during 2002.

Income tax expense

In 2002, we recorded income tax expenses of US$4.4 million compared to income tax expenses of US$1.4 million in 2001.

Cumulative effect of accounting change

In January 2002, we adopted SFAS, No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS, No. 142 requires that goodwill be reviewed for impairment upon adoption of SFAS, No. 142 and annually thereafter.

Upon adoption of SFAS, No. 142, we recorded a non-cash charge of US$367.7 million to reduce the carrying value of goodwill. This charge is reflected as a cumulative effect of accounting change in our accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment is associated with the decline in our stock price since the 2000 acquisitions of Net Sul and Vicom.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The consolidated results of Net Serviços for the year ended December 31, 2000 reflect the consolidation of Vicom for the six months beginning July 1 and Net Sul for the four months beginning September 1.

Subscription revenues

Subscription revenues consist of monthly subscription fees paid by pay-television subscribers. These revenues increased by 5.6% to US$512.3 million in 2001 from US$485.0 million in 2000. The increase was principally due to the consolidation of Net Sul for the full year 2001 compared to its inclusion in our results for the four months beginning September 1 in 2000. This accounted for additional subscription revenues of US$27.3 million in 2001. The increase in subscription revenues in 2001 was partially offset by a decrease in subscription revenues in U.S. dollars due to the depreciation of the real against the U.S. dollar and a 2.8% reduction in the number of active subscribers due primarily to the slowdown in the Brazilian economy. Average revenue per subscriber in U.S. dollars decreased by 14.3% in 2001 compared to 2000 despite increases in monthly subscription fees in reais that took effect in June 2001. Our churn in 2001 was 22.8% compared to 16.1% in 2000. This increase was primarily due to the slowdown in the Brazilian economy, the monthly subscription fee increase of 7% on average that took effect in June 2001 and higher customer adoption of a lower-priced programming package that typically features higher churn. Subscription fees are increased based on an inflation index as applied on an annual basis.

Sign-on and hook-up fee revenues

Sign-on and hook-up fee revenues decreased by 16% to US$20.5 million in 2001 from US$24.4 million in 2000. This decrease was primarily due to the depreciation of the real against the U.S. dollar and a decrease in the number of subscriber installations in the last six months of 2001 compared to the same period in 2000. These negative factors were partially offset by the consolidation of Net Sul for the full year 2001 compared to its consolidation for the four months beginning September 1 in 2000.

Telecommunication service revenue

Telecommunication service revenue consists of revenue representing monthly fees we receive from corporate customers for data transmission services we offer through Vicom. Telecommunication service revenue increased by 62.8% to US$24.1 million in 2001 from US$14.8 million in 2000 due primarily to the inclusion of Vicom in our results for the full year 2001, offset somewhat by the effect of the depreciation of the real against the dollar. We began offering telecommunication services to corporate customers in the third quarter of 2000 following our acquisition of Vicom in July 2000. In 2001, we increased our offerings of certain telecommunication services, such as point-to-point fiber connections and virtual private networks that benefit from our cable network.

Other services

Other services revenues consist of revenues from pay-per-view, monthly subscription fees paid by subscribers to our broadband service, Vírtua, sales of our programming guide, programming package upgrades, technical support services and disconnection/reconnection services. Revenue from other services decreased to US$31.0 million in 2001 from US$31.7 million in 2000. The decrease was primarily due to the depreciation of the real against the U.S. dollar, which offset the positive effects of consolidating Net Sul for the full year 2001. Vírtua started to be offered in new cities, which caused an increase in the number of broadband subscribers and, consequently, broadband revenues. Our Vírtua subscriber base grew by 90% to 53,330 at December 31, 2001 from 28,136 at December 31, 2000.

Taxes and other deductions from revenues

Taxes and other deductions from revenues are directly linked to our volume of subscription sales. These expenses increased by 41.3% to US$94.7 million in 2001 from US$67.0 million in 2000. The US$27.7 million increase in 2001 was principally due to increased revenues, and also, as described above, to an increase of the ICMS from 7.5% in 2000 to 10% in 2001, and the addition of the Fust and the Funttel.

Programming and other direct operating costs

Programming and other direct operating costs consist principally of programming fees paid through Net Brasil to Brazilian and international programmers, including Globosat, customer service expenses, network maintenance expenses, pole rental charges payable to utility companies, and payroll and related charges. As a percentage of net operating revenues, programming and other direct operating costs increased to 53.6% in 2001 compared to 51.8% in 2000. Programming and other direct operating expenses increased by 4.4% to US$264.3 million in 2001 from US$253.2 million in 2000.

Our programming costs increased by 7.7% to US$152.9 million in 2001 from US$142.0 million in 2000, due primarily to a one-time payment related to a contract renegotiation and the acquisition of Net Sul.

Other direct operating costs were relatively steady at US$111.4 million in 2001 compared to US$111.2 million in 2000. Increases in other direct operating costs due to consolidation of Net Sul for the full year 2001 were offset primarily by the depreciation of the real against the U.S. dollar (which caused costs as expressed in dollars to decrease) and cost savings resulting from our 2001 cost-cutting initiatives.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 17.4% to US$106.1 million in 2001 from US$128.4 million in 2000, despite the consolidation of Net Sul and Vicom for the full year 2001. The decrease was primarily attributable to the reduction in our workforce by 1,600 employees during 2001. We also cut marketing and other costs and expenses to better align our costs structure to a lower than expected revenue level. This decrease was slightly offset by the increase in our reserves for bad debt provisions from US$9.9 million in 2000 to US$11.9 million in 2001. This increase in reserves is the result of improved internal control systems that allowed us to apply more timely and consistent disconnection procedures at all our operating subsidiaries. As a percentage of net operating revenues, selling, general and administrative expenses decreased from 26.3% in 2000 to 21.5% in 2001. We recorded non-recurring severance charges of US$4.4 million in 2001 in connection with our workforce reduction.

Depreciation and amortization

Depreciation and amortization expenses increased by 19.6% to US$226.1 million in 2001 from US$189.1 million in 2000. This increase was due to our consolidation of Net Sul and Vicom for the full year 2001 and increased amortization expense due to the goodwill we incurred upon our acquisitions in 2000. These factors were offset somewhat by the depreciation of the real against the dollar, which reduced, in dollar terms, the size of depreciation and amortization expenses.

Monetary indexation expense, net; Loss on exchange rate, net

Monetary indexation expense, net, consists of monetary correction charges on real-denominated debt, which represented approximately 49.4% and 42.2% of our total debt in 2001 and in 2000, respectively. As described below under “—Liquidity and Capital Resources—Debt Financing,” our real-denominated debt consists primarily of our convertible debentures, the principal amounts of which are adjusted periodically based on the IGP-M inflation index, a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide; and our loans from BNDES, the interest rates on which are adjusted periodically based on the TJLP, a long-term interest rate that includes an inflation factor that is reset quarterly.

Loss on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt, which represented approximately 50.6% and 57.8% of our total debt in 2001 and in 2000, respectively. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

Our combined monetary indexation expense, net, and loss on exchange rate, net, was US$125.2 million in 2001, a 100.6% increase from US$62.4 million in 2000. This increased combined expense and loss was mainly due to the fact that the real’s depreciation against the dollar was significantly higher in 2001 than in 2000. Annual inflation as measured by the IGP-M was approximately 10.8% in 2001 compared to approximately 10.0% in 2000, and the real lost 18.7% of its value against the U.S. dollar in 2001, compared to 9.3% in 2000.

Financial expenses

Financial expenses consist principally of interest payable on our outstanding debt; amortization of financial charges associated with the issuance of debt instruments; the CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS taxes on financial revenues derived from short-term investments. Financial expenses increased by 34.7% to US$131.3 million in 2001 from US$97.5 million in 2000. This increase was primarily caused by increased debt levels during 2001 due to the acquisition of Net Sul and to non-cash financial expenses unrelated to debt, primarily the restatement of the AFAC and tax payments using fiscal credits.

Financial income

Financial income consists of income on short-term investments, as well as penalty and interest payments we collect from subscribers who are late in their fee payments to us. Financial income decreased to US$17.1 million in 2001 from US$33.0 million in 2000. The decrease was primarily due to lower cash balances during 2001 compared to 2000 and the increased depreciation rate of the real against the U.S. dollar in 2001 compared to 2000.

Equity in results of investees

Equity in results of investees reflects our share of gains and losses of subsidiaries in which we do not hold a majority stake. Equity in results of investees was a loss of US$36,000 in 2001 compared to a loss of US$724,000 in 2000. This difference was principally attributable to the acquisitions of Unicabo, Vicom and Net Sul.

Income tax expense

In 2001, we recorded income tax expenses of US$1.4 million compared to income tax expenses of US$6.5 million in 2000.

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet our strategic and financial objectives. Accordingly, liquidity cannot be considered separately from capital resources that consist of current or potentially available future funds for use in meeting debt services requirements and long-range business objectives.

Cash Flows

We had cash and cash equivalents of US$15.8 million as of December 31, 2002, an increase of 26.4% from US$12.5 million as of December 31, 2001. As of March 31, 2003, we had cash and cash equivalents of US$22.4 million.

Cash flows from operating activities. Net cash from operating activities was US$107.7 million in 2002, compared to US$33.3 million in 2001. Although there was a decrease related to lower average revenue per subscriber in U.S. dollars due to the depreciation of the real against the dollar, a reduction in the number of our subscribers and increased programming expenses, the capitalization of US$50.6 million from programmer suppliers linked to the recapitalization and our deferral of US$19.8 million in programming fees during 2002 caused an increase in our cash flow from operating activities.

Net cash from operating activities was US$33.3 million in 2001, compared to US$64.0 million in 2000. This decrease was primarily related to lower average revenue per subscriber in U.S. dollars due to the depreciation of the real against the dollar, a reduction in the number of our subscribers and increased programming expenses.

Cash flows from investing activities. We used US$26.7 million of cash in investing activities during 2002, a decrease of 79.3% when compared to US$129.0 million in 2001. The decrease was due primarily to our significant reduction in capital expenditures, our selective investments in installations and our deferral from 2002 to 2003 of US$12.4 million of payments to equipment suppliers to 2003 , based on negotiations with a number of our major suppliers. This deferral will increase our cash disbursements for capital expenditures in 2003.

We used US$129.0 million of cash in investing activities during 2001 compared to US$238.0 million in 2000, a 45.8% decrease. The decrease was primarily due to our significant reduction in capital expenditures during the second half of 2001, as well as to the deferral from 2001 to 2002 of US$14.7 million of payments to equipment suppliers, based on negotiations with a number of our major suppliers.

Cash flows from financing activities. We had a cash outflow of US$70.5 million from financing activities in 2002 compared to an inflow of US$46.5 million in 2001. Our principal sources of financing during 2002 were (1) proceeds of US$92.0 million in connection with our recapitalization and (2) proceeds from capital advances from our shareholders. In 2002, we refinanced or repaid US$444.4 million in aggregate principal amount of debt. This consisted of (1) the payment by our subsidiary, Jonquil Ventures Ltd., of US$52.0 million aggregate principal amount at maturity of zero-coupon guaranteed notes on July 15, 2002, (2) the payment of US$7.7 million related to the October 30, 2002 exercise of put options by holders of our floating rate notes, (3) the payment of US$25.6 million aggregate principal amount on our BNDES loan facility, (4) the payment of US$33.2 million aggregate principal amount on the sale of subscriber receivables to Cable S.A., (5) the repayment of US$35.3 million of scheduled payments under our IFC facilities and (6) the payment of trade financing and short-term loans in the amount of US$290.6 million.

We had US$46.5 million of cash flows from financing activities in 2001 compared to US$138.3 million in 2000. Our principal sources of financing during 2001 were the proceeds from (1) the issuance in December 2000 of R$200 million aggregate principal amount of our non-convertible debentures due December 2003, (2) the issuance by our subsidiary, Jonquil Ventures Ltd., of US$52.0 million aggregate principal amount at maturity of zero-coupon guaranteed notes due July 15, 2002 (corresponding, after discount, to US$45.7 million) to refinance the redemption of a portion of our senior guaranteed notes due 2004, (3) cash proceeds of R$120 million from the sale of subscriber receivables to Cable S.A. in June 2001, to refinance the redemption of a portion of our senior guaranteed notes due 2004, and (4) capital advances and loans from shareholders. In 2001, we refinanced or repaid US$324.0 million in aggregate principal amount of debt. This consisted of our repayment and refinancing of US$175.3 million of short-term debt, consisting principally of principal payments relating to trade financing and short-term loans, our repayment and refinancing of US$148.7 million of long-term debt, consisting principally of the repayment of scheduled payments under our BNDES and IFC loan facilities and of the refinancing of scheduled principal payments on our senior guaranteed notes due 2004.

Liquidity requirements and sources

We need significant cash to make principal and interest payments on our debt, conduct our ongoing operations and fund capital expenditures. We have historically funded these liquidity requirements through operating cash flows, borrowings under credit facilities, the proceeds of debt and equity financings, and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures and debt principal and interest repayment requirements, unless we restructure our debt or obtain financing from third parties or capital from our shareholders, we will not have adequate financial resources to meet our anticipated cash requirements for the second half of 2003 and future periods, unless we sell assets or otherwise raise capital.

The amount of our anticipated operating cash flows in 2003 could be adversely affected by a number of factors, many of which are not within our control. Continued weakness or worsening of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription and sign-on and hook-up fees. Further depreciation of the real against the U.S. dollar would decrease our revenue per subscriber in U.S. dollar terms, unless we were able to implement corresponding increases in subscription fees in reais, which we do not believe is likely. Depreciation of the real against the dollar would also increase the amount of cash that we have to use to cover our programming expenses and other dollar-denominated or dollar-indexed expenses.

Principal and interest payments on our debt represent significant liquidity requirements for us. As of December 31, 2002, our total debt was US$323.7 million, US$219.3 million of which was denominated in U.S. dollars. As of March 31, 2003, our total debt was US$330.3 million, US$219.3 million of which was denominated in U.S. dollars. See “—Debt Financing” for details of our debt. We have a significant working capital deficit. At March 31, 2003, our current liabilities exceeded our current assets by $450.2 million. If we and our various lenders and debt holders are unable to successfully negotiate, among other things, a reduction in our near-term debt service obligations, we would have to consider pursuing alternative restructuring options, which could include a sale or liquidation of assets.

We have not made scheduled principal or interest payments on any of our debt since December 2, 2002, and we have not maintained specified financial ratios nor met specified financial tests required under certain debt facilities and instruments, including consolidated indebtedness to consolidated operating cash flow, or adjusted EBITDA and adjusted EBITDA to consolidated net interest expense. Our non-payment of these scheduled principal and interest payments and our inability to maintain or comply with ratios or financial tests under our debt facilities and instruments have resulted in violations under a number of our debt facilities and instruments. These violations enable our various lenders and debt holders to accelerate amounts due under their respective debt facilities and instruments. As a result, various of our lenders and debt holders may declare all amounts outstanding under their respective debt facilities and instruments, including accrued interest and other obligations, to be due and payable. In December 2002, Unibanco filed a collection suit against us in the Central Court of São Paulo to recover approximately R$72.2 million (US$20.4 million) relating to amounts outstanding on a loan made to us. We cannot assure you that our other lenders or debt holders will not seek to accelerate amounts outstanding under any of our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law.

In the second half of 2002, we and our various lenders and debt holders commenced negotiations with regard to a restructuring of our debt facilities and instruments, and these negotiations are still taking place. The goal of these negotiations are to, among other things, reduce our near-term debt service obligations to levels that can be serviced with operating cash flows, limit the impact of future exchange rate volatility by converting a portion of our dollar-denominated debt to real-denominated debt, amend certain financial and other covenants in our debt facilities and instruments and establish a fully-funded business plan for the medium term. Although the terms of such restructuring remain under negotiation, we expect that this restructuring will result in either: (i) an exchange of a portion of our debt by our lenders and debt holders for an equity ownership position in Net Serviços; (ii) an exchange of a portion of our debt by our lenders and debt holders for new debt of Net Serviços; or (iii) an exchange of a portion of our debt by our lenders and debt holders for a combination of new debt and equity of Net Serviços. Any debt for equity exchange would dilute holders of our common and preferred shares and ADSs. We can give no assurance that the restructuring will be consummated or our outstanding debt will be renegotiated in full or in part. If the restructuring is not concluded in a satisfactory manner, we will not be able to make the required payments on our debt that have come due since December 2002, and which have not been paid, or meet scheduled principal and interests payments on our debt that comes due in the second half of 2003, with our own resources or without further (a) financing by third parties or (b) capitalization by our major shareholders, unless we sell assets or otherwise raise capital. This would result in a liquidity crisis for us and would have a material adverse impact on our financial condition. Such an event would continue to leave us with negative working capital and could result in our inability to operate as a “going concern.” If we are unable to continue as a “going concern,” we may be forced to pursue a sale or liquidation of assets to satisfy our creditors. This would materially adversely affect holders of our preferred shares and ADSs. We have engaged The Blackstone Group, an investment bank, to assist us with the restructuring of our debt facilities and instruments. The implementation of the debt restructuring is subject to a number of uncertainties and factors, many of which are not within our control, such as the state of Brazilian and international capital markets and our ability to reach agreements with our lenders and debt holders.

During 2002, we continued our pursuit of a number of steps that were first implemented during the middle of 2001 designed to address our weaker than expected operating results, the downturn in the Brazilian economy and the depreciation of the real against the U.S. dollar, as well as our financial covenant requirements and our debt service and other liquidity needs. A key goal of these efforts is to better align our operating costs, financial expenses and capital investment levels with our anticipated future revenues and cash flows, which we do not expect to grow significantly in the next two years. The major steps include the following:

  We decreased our capital spending in 2002 by 71.2% compared with 2001 levels. We have developed a more targeted capital spending plan for 2003 that lowers significantly our capital expenditure requirements in comparison to 2001 and 2002 levels. See “—Capital Expenditures.”

  Based on negotiations with various equipment suppliers, we were able to defer US$12.4 million of payments from 2002 to 2003. As of March 31, 2003, the amount of deferred payments to equipment suppliers totaled US$9.6 million. During the first quarter of 2003, we have paid approximately US$3.1 million of the deferred payments to equipment suppliers.

  We deferred US$39.8 million of payments for programming from 2002 to 2004 and 2005. This resulted in an increase in our accounts payable to programmers at December 31, 2002 to US$51.1 million compared to US$32.8 million at December 31, 2001. As of March 31, 2003 our accounts payable to programmers totaled US$57.7 million.

  In 2002, we continued a number of cost-cutting initiatives first implemented in 2001 designed to lower our operating expenses. This included the renegotiating of the rent expenses of our headquarters and dismissing approximately 50% of our work force. These layoffs were mainly as a result of the outsourcing of our customer service centers and information technology systems. For 2003, we plan to continue to examine additional cost-cutting initiatives. We have announced significant measures to reduce operating expenses since the middle of 2001.

As part of the recapitalization, Bndespar, Globopar and Bradespar delivered a total of 1,683 of our convertible debentures due 2006 as consideration for subscribing preferred shares. This decreased our total debt by R$236.7 million (US$77.0 million) in principal amount. The conversion by Bradespar and RBS of their outstanding loans reduced our total debt by another R$98.0 million (US$32.7 million). In addition, other holders of our convertible debentures due 2006 delivered and converted a total of 953 convertible debentures as consideration for subscribing preferred shares. This decreased our total debt by an additional R$129.1 million (US$43.1 million).

Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets and our ability to reach agreement with our various lenders and debt holders. We cannot assure you that we will be able to raise debt financing in appropriate amounts or at all. During 2002, Standard & Poor’s lowered our foreign and local currency corporate credit and senior unsecured debt ratings and placed us on credit watch with negative implications. Our rating was lowered (i) to B+ from BB-, on February 8, 2002, (ii) to CCC+ from B+, on June 28, 2002 and (iii) to D from CCC+, on December 3, 2002.

These announcements (and related announcements) could adversely affect our ability to access the capital markets and raise debt financing on acceptable terms and restructure our debt.

If we are unable to restructure our debt, we would have to reduce further the level of our planned capital expenditures, undertake additional cost-cutting initiatives, seek to sell assets and/or seek to raise additional equity capital, to attempt to meet our debt service and other liquidity requirements. We cannot assure you that, in such event, these alternatives would be available or would provide us with the funds necessary to meet our liquidity requirements.

We are party to long-term rental agreements for use of electric utility poles and corporate office. The following table sets out future minimum rental payments under operating leases as of December 31, 2002.

	2003	2004	2005	Total
	(US$ in millions)
Utility poles	13.2	13.6	14.1	40.9
Office space	0.8	0.8	0.8	2.4
Total	14.0	14.4	14.9	43.3

Capital Expenditures

Our capital expenditures, identified by major category, are as follows:

  subscriber installation, including purchases of set top boxes;

  cable network construction and rebuilding, which primarily includes construction costs related to installing cable system infrastructure in multiple dwelling units, or MDUs, rebuilding portions of our network and, to a very limited extent, the growth, or build-out, of our cable network;

  broadband network construction and rebuilding, which primarily includes construction costs related to cable modem installation, installing broadband infrastructure in MDUs, rebuilding portions of our network to permit two-way communication and the build-out of our broadband network, including our data center; and

  upgrading existing systems, which is designed principally to improve technical quality, improve further management controls and support subscriber growth.

We have historically made significant capital expenditures relating to codification of our network, principally to reduce piracy. As this process is now substantially complete, we have not made substantial capital expenditures for codification since 2001 and we do not expect to make capital expenditures for this purpose in 2003. We also make capital expenditures, principally ongoing maintenance capital expenditures, related to our corporate data transmission company, Vicom.

We significantly reduced our level of capital spending in 2002 in response to adverse developments in our business and operating results. In 2002, we made total capital expenditures of US$38.0 million, a decrease of 71.2% from the US$132.2 million in 2001. In 2002, the breakdown of capital expenditures by major category was as follows: subscriber installation (23%), cable network construction and rebuilding (7%), upgrading existing systems (22%).

In 2001, we made total capital expenditures of US$132.2 million, a decrease of 33.0% from 2000 levels (due to non-deferrable purchase commitments that we were subject to at the time, we were unable to further reduce our 2001 capital expenditures). In 2001, the breakdown of capital expenditures by major category was as follows: subscriber installation (26%), broadband network construction and rebuilding (26%), cable network construction and rebuilding (19%) upgrading existing systems (19%) and codification of our network (4%).

We expect to make total annual capital expenditures of approximately US$30 million in 2003. We will continue a very selective capital spending plan for 2003 to foster our objective of achieving higher returns on our investments. Pursuant to this plan, we will target our capital spending on selected portions of our existing network, principally in wealthy, urban areas. In these areas, we will make capital expenditures principally to upgrade the technical quality and capacity of our existing systems, upgrade headends and specifically targeted nodes to permit transmission of digital cable and, in some cases, rebuild portions of our network. Upgrading our cable systems will enable us to offer a variety of advanced products and services in the near future, including digital cable, which we plan to introduce in 2004, additional channels, expanded pay-per-view options, video-on-demand and interactive services. We will also make capital expenditures for subscriber installation. We do not plan on making substantial capital expenditures for codification of our network and will significantly reduce expenditures related to both cable network and broadband network construction and rebuilding.

Related Party Transactions

We purchase all of our programming from our affiliate, Net Brasil. Net Brasil is owned 40% by us and indirectly owned 60% by Globopar, our controlling shareholder. Net Brasil acts as our intermediary in purchasing programs from both Brazilian and international programming sources. A significant portion of the programming that we purchase through Net Brasil is produced by our affiliate, Globosat, which is wholly owned by Globopar. Our relationship with Net Brasil is governed by a programming agreement. This agreement gives us the exclusive cable television rights for Globosat programming in the areas in which we operate and the right to use the “NET” brand name for our cable television services. Our programming arrangements with Net Brasil are also subject to provisions of our shareholders’ agreement relating to affiliate transactions.

We pay to Net Brasil the amount of the programming fees payable by Net Brasil to programming sources, as well as a separate service fee. We paid Net Brasil US$146.8 million in 2000, US$152.9 million in 2001 and US$131.0 million in 2002.

For a more detailed description of our programming arrangements with Net Brasil, see “Item 4. Information on the Company—Pay-Television—Programming Sources” and note 8 to our consolidated financial statements.

Debt Financing

At December 31, 2002, we had US$323.7 million of total debt. We have not made scheduled principal or interest payments on any of our debt since December 2, 2002, and we have not maintained specified financial ratios nor met specified financial tests required under certain debt facilities and instruments. Our non-payment of these scheduled principal and interest payments and our inability to maintain or comply with ratios or financial tests under our debt facilities and instruments have resulted in violations under a number of our debt facilities and instruments. These violations enable our various lenders and debt holders to accelerate amounts due under their respective debt facilities and instruments. As a result, various of our lenders and debt holders may declare all amounts outstanding under their respective debt facilities and instruments, including accrued interest and other obligations, to be due and payable. At December 31, 2002, all of our indebtedness was classified as “current.”

We and our consolidated subsidiaries had the following debt outstanding as of December 31, 2002.

U.S. dollar denominated debt:	(in thousands)
Senior guaranteed notes	US$ 97,692
Floating rate notes	72,300
Trade Financing and bank loans	37,642
IFC facility	11,681
219,315
Real denominated debt (1):
Non-convertible debentures	55,229
Convertible debentures	11,444
Working capital and bank loans	37,760
104,433
323,748
Less current portion	-
Less amounts reclassified to short-term debt	(323,748)
Long-term debt	US$ -

The various base rates used to determine the interest rate of our debt at December 31, 2002 were as follows:

LIBOR	1.44%
TJLP	10.00%
CDI	24.83%
IGPM	25.30%
(1)	Calculated using the December 31, 2002 exchange rate of R$3.5333 = US$1.00.

Senior guaranteed notes

In June 1996, our predecessor issued US$185 million principal amount of 12.625% senior guaranteed notes due June 18, 2004, or the senior guaranteed notes. At maturity, holders that then hold senior guaranteed notes will also receive a premium payment equal to 5% of the principal amount of their senior guaranteed notes being redeemed. The senior guaranteed notes are unconditionally guaranteed on a joint and several basis by a number of our subsidiaries.

Each noteholder was entitled to require us to redeem senior guaranteed notes held at a redemption price of 101% of the principal amount on June 18, 2001. On March 20, 2001, we announced a waiver solicitation to the holders of the senior guaranteed notes, offering a waiver payment of US$7 per US$1,000 of principal amount held to each holder that would agree not to exercise its redemption right on June 18, 2001. Holders of senior guaranteed notes representing the principal amount of US$71.9 million accepted the waiver payment, thereby agreeing to hold their senior guaranteed notes until maturity. Holders representing the principal amount of US$25.8 million did not accept the offer of a waiver payment, but nonetheless did not exercise their redemption right. Senior guaranteed notes representing the principal amount of US$87.3 million were redeemed on June 18, 2001. Accordingly, senior guaranteed notes in the principal amount of US$97.7 million will be held to maturity in June 2004.

The indenture relating to the senior guaranteed notes contains covenants which restrict our ability and our subsidiary guarantors’ ability to incur additional indebtedness (prohibiting us from incurring debt if our consolidated indebtedness to consolidated operating cash flow, or adjusted EBITDA ratio for the latest fiscal quarter exceeds 6.00 to 1.0), pay dividends, create certain liens, consummate certain asset sales, and materially alter the organizational and legal structure of our business. We would be required to make an offer to purchase the outstanding senior guaranteed notes in the event of a change in control or, in certain circumstances, with the net cash proceeds of certain asset sales. As of December 31, 2002, we were not in compliance with the financial covenants related to the senior guaranteed notes.

We did not make the scheduled interest payments of US$8.9 million which were due on December 18, 2002, and of US$8.9 million which were due on June 18, 2003.

Floating rate notes

In connection with the September 2000 acquisition of Net Sul, we guaranteed all obligations associated with Net Sul’s October 1997 issuance of US$80 million principal amount of floating rate notes due October 2005. The notes consist of US$48 million of Series A floating rate notes, US$11 million of Series B floating rate notes and US$21 million of Series C floating rate notes. The notes bear interest at LIBOR plus a spread that varies with our total consolidated debt to consolidated operating cash flow ratio. The spread on the Series A floating rate notes ranges from 3.125% to 4% and on the Series B and C floating rate notes ranges from 2.5% to 3.375%. During 2002, the interest rate on the Series A, Series B and Series C floating rate notes was LIBOR plus 3.625%, LIBOR plus 3.0% and LIBOR plus 3.0%, respectively. Interest is payable quarterly in arrears.

The notes are guaranteed by us and a substantial number of our subsidiaries. On August 30, 2002, the deadline for the exercise of put options on the Series B and Series C floating rate notes, holders exercised their put option in the amount of US$7.7 million, representing 24% of the total amount that was entitled to be put. Notes having an aggregate principal amount of US$48 million are subject to redemption at the option of the holders in October 2003. The final maturity date for notes not so redeemed is October 2005.

The indenture relating to the floating rate notes requires us to observe a number of restrictive covenants, including: limitations on restricted payments, dividends and liens; restrictions on transfers of existing businesses; limitations on transactions with affiliates; prohibitions on a change of control; asset dispositions; and limitations on guarantees by restricted subsidiaries.

In addition, we are required to observe financial covenants requiring us to maintain at all times certain specified financial ratios, including: consolidated indebtedness to consolidated operating cash flow, or adjusted EBITDA for the prior two semi-annual periods of 5.25 to 1.0 and 5.00 to 1.0 in 2002 and 2003, respectively; and adjusted EBITDA to consolidated net interest expense for the prior two semi-annual periods of 1.80 to 1.0 and 2.00 to 1.0 in 2002 and 2003, respectively. On December 31, 2002, we were not in compliance with the financial covenants related of the floating rate notes.

We also did not make the scheduled interest payments of US$932,000 which were due on January 31, 2003, and of US$951,000 which were due on April 30, 2003.

Trade Financing and U.S. dollar-denominated bank loans

A number of our subsidiaries have entered into U.S. dollar-denominated trade financing loans and U.S. dollar-denominated bank loans with Brazilian financial institutions. As of December 31, 2002, we had US$37.6 million principal amount outstanding under these loans. Trade financing loans are short-term loans guaranteed by us or our wholly owned subsidiary Multicanal Telecomunicações S.A., or a combination of the two. The average nominal interest rate of our trade financing loans was 7.9% at December 31, 2002. Our U.S. dollar-denominated bank loans bear interest at floating rates based on LIBOR.

IFC facility

As of December 31, 2002, we had total borrowings of US$11.7 million outstanding under the IFC facility. The IFC facility consisted of an A loan facility and a B loan facility. On October 11, 2002, we paid off the B loan facility. The remaining IFC facility consists of only the A loan facility. Each A loan bears interest at a variable interest rate equal to 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. The loans are due in semi-annual installments of US$2.9 million in April and October of 2003 and in April and October of 2004, with final maturity in October 2004.

Loans under the IFC facility are guaranteed by Globopar and members of the Roberto Marinho family, the principal stockholder of Globopar. As security for its guarantee, Globopar pledged 51% of its interest in the voting stock of its subsidiary Distel to the IFC. Globopar has also agreed to pledge to the IFC 51% of any additional voting stock of Distel that it may acquire in the future. In connection with this guarantee, we have pledged to Globopar shares of our subsidiary Multicanal Telecomunicações S.A., based on the amount of borrowings outstanding at any time under this facility and the size of Multicanal Telecomunicações S.A.’s subscriber base. At December 31, 2002, we had pledged to Globopar a total of 6,806,344,107 shares of Multicanal Telecomunicações S.A., representing 4.8% of Multicanal Telecomunicações S.A.’s total outstanding shares.

The IFC facility contains covenants which restrict our ability to, among other things, incur additional indebtedness; pay dividends; create certain liens; sell, pledge, transfer, lease or otherwise dispose of the shares in any subsidiaries; prepay or repurchase long-term debt; and undertake any merger, consolidation or reorganization.

The financial covenants in the IFC facility, require us to maintain at all times certain specified financial ratios, including: consolidated indebtedness to consolidated operating cash flow, or adjusted EBITDA for the prior two semi-annual periods of 5.25 to 1.0 and 5.00 to 1.0 in 2002 and 2003, respectively; and adjusted EBITDA to consolidated net interest expense for the prior two semi-annual periods of 1.80 to 1.0 and 2.00 to 1.0 in 2002 and 2003, respectively. As of December 31, 2002, we were not in compliance with the financial covenants related to the IFC facility.

We also did not make the scheduled interest payments of US$280,000 and principal payment of US$2.9 million which were due on April 15, 2003.

Non-convertible debentures

In December 2000, we issued real-denominated debentures in an aggregate principal amount of R$200 million. The debentures originally bore interest at CDI plus 0.75% per annum. As a result of negotiations in April 2001 to eliminate our floating asset pledge that previously had applied to these debentures, we now pay interest at CDI plus 1.05% per annum. These debentures mature on December 1, 2003.

The indenture governing the debentures contains a financial covenant requiring us to maintain a consolidated net debt to adjusted EBITDA ratio that does not exceed 6.00 to 1.0 for any two consecutive quarters. As of December 31, 2002, we were not in compliance with this covenant.

We did not make the scheduled interest payments of US$5.2 million which were due on December 1, 2002, and of US$8.0 million which were due on June 2, 2003.

Convertible debentures

In December 1999, we issued 3,500 real-denominated convertible debentures in an aggregate principal amount of R$350 million. The convertible debentures bear interest, payable annually, at 12% over the IGP-M rate and mature on December 1, 2006. The IGP-M rate is a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide. Each debenture has a face value of R$100,000 and is convertible into 8,208 (giving effect to our June 2002 ten-for-one reverse stock split) of our preferred shares through November 30, 2004. After November 30, 2004, the conversion ratio will decrease to 5,745 (giving effect to our June 2002 ten-for-one reverse stock split) for the period from December 1, 2004 to November 30, 2005 and to 3,283 (giving effect to our June 2002 ten-for-one reverse stock split) for the period from December 1, 2005 until maturity. We are required to redeem those debentures not converted, in accordance with the following schedule: 30% at December 1, 2004, 30% at December 1, 2005 and 40% at December 1, 2006.

In April 2001, we paid each holder R$1,200 per debenture, as a result of negotiations to eliminate our floating asset pledge that previously had applied to these debentures.

If we increase our capital or issue shares to our founders, the debentures may be converted into preferred shares at the same price of the issuance during the subscription period for such new shares, the period of the preemptive rights or during the public offering. As of December 31, 2002, 32% of the debentures had been converted into preferred shares, and an additional 60% of the debentures had been delivered to us as payment of preferred shares in connection with our 2002 recapitalization, with the result that R$40.4 million (US$11.4 million), principal amount of debentures was outstanding at that date.

The indenture governing the convertible debentures contains a financial covenant requiring us to maintain a consolidated net debt to adjusted EBITDA ratio, each quarter, that does not exceed 6.00 to 1.0. As of December 31, 2002, we were not in compliance with this covenant.

We did not make the scheduled interest payments of US$1.3 million which were due on December 1, 2002.

Working capital and bank loans

These loans consist of R$131.8 million (US$37.8 million) principal amount of real-denominated short-term loans with Brazilian financial institutions, as of December 31, 2002. These loans bear interest at floating interest rates based on the CDI.

In December 2002, Unibanco, filed a collection suit against us with the Central Civil Court of São Paulo with respect to amounts outstanding under a loan facility we entered into with Unibanco on August 26, 2002. The amount sought under this claim totals approximately R$72.2 million (US$20.4 million). See “Item 4. Information on the Company—Legal Proceedings.”

Off-balance sheet arrangements

On June 11, 2001 we and our subsidiaries Net São Paulo Ltda. and Net Rio S.A. entered into financial transactions with Cable S.A., a specific limited purpose company. The proceeds from these transactions amounted to US$52.1 million and were settled by means of exchanging future accounts receivable from subscribers over a 15-month period. Interest and other financial charges on these transactions were expensed on an accrual basis over the 15-month period.

Since September 2002, we have not engaged in any off-balance sheet arrangements.

Brazilian Economic Environment

General

The Brazilian economy historically has been subject to periodic and occasionally significant intervention by the Brazilian Government. The Government has often changed monetary, credit, tariff, exchange rate and other policies, with the goal of influencing the economy. The Government’s actions to control inflation and effect other policies have involved wage and price controls, as well as other interventionist measures, such as freezing bank accounts and imposing capital controls. Although the stated intention of the present Government is gradually to reduce governmental intervention in the economy, it remains possible that government economic policies could adversely affect our business and financial condition, as could the Government’s response to political or social developments.

Historically, inflation, government actions taken to combat inflation, and public speculation about possible future government actions, have also contributed significantly to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. Beginning in December 1993, the Government launched an economic stabilization plan, known as the Real Plan, which was intended to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the Government, increasing tax revenues, continuing a privatization program and introducing a new currency, the real, into circulation in June 1994. The Real Plan followed a series of economic adjustment programs, which were largely unsuccessful. In October 1994, Fernando Henrique Cardoso, the former Minister of Finance and the principal architect of the Real Plan, was elected as president of Brazil. Mr. Cardoso served as president of Brazil from January 1995 through December 2002, and continued to follow the policies implemented by the Real Plan. Following the implementation of the Real Plan, inflation dropped significantly from previous levels (which at times had exceeded 40% per month) to monthly rates of lower than 1%. In addition, the Government has demonstrated a commitment to instituting conservative fiscal policy; early in 2000 Congress passed the Fiscal Responsibility Law, which limits public payroll expenditures. The Brazilian growth rate reached 4.2% in 2000. A somewhat lower growth rate occurred for 2001, as a result of the Brazilian electricity shortage and the energy consumption limitations the Government had imposed.

Emerging markets volatility and the 2002 elections in Brazil, caused considerable outflows of funds and declines in the amount of foreign investments in Brazil. These factors adversely affected the Brazilian markets and caused the real to depreciate to R$3.9552 to US$1.00 in October 2002, its lowest value against the U.S. dollar during 2002. Since taking office in January 2003, President Luis Inacio Lula da Silva has continued to follow the policies implemented by Mr. Cardoso, causing a reduction in this volatility and an improvement in market conditions.

There can be no assurance that the Government will not change its economic stabilization policy in the future, and continued economic stability remains subject to a variety of domestic and external pressures.

In November 1997, in response to the Asian economic crisis, the Government adopted a fiscal and monetary package designed to reduce the deficit in Brazil’s balance of payments and deter speculative currency attacks. The package involved several measures, including an increase in interest rates (including a doubling of short-term interest rates within one year), an increase in certain tax rates, and a reduction in Government spending for 1998. These measures resulted in a significant and rapid slowdown of the Brazilian economy. In October 1998, in response to the Russian crisis, the Government increased the interest rate up to 45% per annum and in the beginning of 1999 decided to remove the exchange rate band that had controlled the depreciation of the real, thus allowing the real to float freely. As a result, the exchange rate against the U.S. dollar increased from R$1.2087 = US$1.00 at December 31, 1998 to R$1.7890 = US$1.00 at December 31, 1999 to R$1.9554 = US$1.00 at December 31, 2000 to R$2.3204 = US$1.00 at December 31, 2001 to R$3.5333 = US$1.00 at December 31, 2002. At June 24, 2003, the exchange rate was R$2.8616 = US$1.00.

Depreciation of the real in relation to the U.S. dollar, which had reached 52.3% in 2002, has significant effects on our financial position and results of operations. The major impacts of depreciations of the real against the U.S. dollar are discussed in the next section. Our exchange losses for 2002 reached US$134.0 million.

Effects of Inflation and Exchange Rate Fluctuations

Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the Indice Geral de Preços-Mercado, or IGP-M, a widely used indicator of inflation in Brazil published by Fundação Getúlio Vargas, and the depreciation of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Inflation (IGP-M Index)	1.7%	20.0%	9.8%	10.8%	25.3%
Currency Depreciation	8.3%	48.0%	9.3%	18.7%	52.3%

As a result of the Real Plan, the rate of inflation and the rate of depreciation had been reduced considerably since July 1, 1994. In the first nine months of 2002, due to market instability driven by international factors, the real experienced a depreciation of 67.9%. However, in the last quarter of 2002, the Brazilian currency partially recovered and ended the year with a depreciation of 52.3%. Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

Despite the principles adopted for translating our real-denominated financial statements into U.S. dollars, significant distortions to our reported results for the affected periods may remain, as a result of the inability of accounting conventions to fully reflect actual economic conditions during the relevant fiscal periods. While our financial records have been maintained in reais, our reporting currency for all periods is the U.S. dollar. Our functional currency prior to 1998 was required to be the U.S. dollar under SFAS No. 52, “Foreign Currency Translation,” but in 1998 we changed our functional currency to the real.

We made this change because, in accordance with the SFAS No. 52, a company operating in an environment that is not highly inflationary is not obligated to use the U.S. dollar as its functional currency. The Brazilian economy ceased to be considered highly inflationary as of January 1, 1998. Therefore, under SFAS No. 52, we determined our functional currency—typically the currency in which a company generates and expends cash, based upon factors including cash flow indicators, sales prices indicators, expense indicators, financing indicators and management focus—to be the real. Because of the differences between the evolution of the rates of inflation in Brazil and changes in the rates of depreciation, as well as the effects of the change our functional currency, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis. Since we adopted the real as our functional currency in 1998, the depreciation of the real against the U.S. dollar has had the following effects on our results of operations:

  The translation effects of our U.S. dollar transactions, primarily represented by loans, are recorded as loss on exchange rate, net, in our statement of operations. We did not record translation effects for periods during which we measured our results of operations using the U.S. dollar as our functional currency.

  Our non-monetary assets, consisting primarily of property and equipment, goodwill on the acquisition of consolidated subsidiaries and certain other long-term assets, are no longer translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any depreciation of the real against the U.S. dollar is reflected directly in stockholders’ equity, including through the decrease in real-denominated book value of property, plant and equipment when translated into U.S. dollars. These currency translation effects are beyond our management’s control.

For further information on the presentation of our financial information, see note 2 to our consolidated financial statements for the year ended December 31, 2002.

Inflation and exchange rate variations historically have affected, and will continue to have multiple effects on, our results of operations. Our statements of operations expressed in local currency are translated to U.S. dollars at the average exchange rate for the period. The current period dollars in the statements of operations will be reduced at the same rate as the real lost value in relation to the U.S. dollar over the period in question. However, a portion of our operating expenses (e.g., maintenance, selling, general and administrative expenses) is in reais and tends to increase with Brazilian inflation. As expressed in U.S. dollars, these increases are typically offset at least in part by the effect of depreciation of the real against the U.S. dollar. If expenses in reais increase more quickly than the rate of depreciation, our operating expenses as expressed in U.S. dollars increase. Conversely, if the rate of depreciation increases more quickly, our operating expenses as expressed in U.S. dollars decrease. Additionally, a substantial portion of our indebtedness, capital expenditures and operating costs, including network equipment costs and programming arrangements, are denominated in or indexed to U.S. dollars. Any depreciation of the real against the U.S. dollar, if such depreciation were in excess of inflation, would result in a relative increase in the expenses related to such indebtedness and capital expenditures and in such operating expenses as compared to revenues, which are generated in reais. In such a situation, if we were not able to increase our prices to match the rate of inflation, our ability to meet our debt service obligations and operating costs might be impaired. Historically, we have been able to adjust prices to counteract the effects of inflation, although there can be no assurance that we would be able to do so in the future.

Another significant effect of inflation and exchange rate variations concerns our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of depreciation of the real, we report:

  translation losses on real-denominated monetary assets, which are generally offset, at least in part, by the aforementioned contractual indexation of real-denominated financial instruments; and

  translation gains on real-denominated monetary liabilities, which are generally offset, at least in part, by contractual indexation of real-denominated financial instruments. Through December 31, 1997, while the U.S. dollar was our functional currency, we recorded these net translation gains and losses in our statement of operations under “Gain (loss) on translation, net.” As from January 1, 1998, our functional currency has been the real, so we have recorded these translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity, such that these gains and losses no longer offset the contractual indexation expenses and income which are reported in the statement of operations under “Financial expenses” and “Financial income.” Interest on indexed financial instruments is included in our statement of operations under “Financial income” and “Financial expenses.”

In addition, certain financial instruments denominated in reais are not indexed to a contractual index, but their interest rates include the expectation of future inflation. The interest on these financial instruments is also included in our statement of operations under “Financial income” and “Financial expenses,” and up to December 31, 1997, were also generally compensated, at least in part, by the translation gain or loss on these monetary liabilities or assets, which was recorded in our statement of operations under “Gain (loss) on translation, net.” As from January 1, 1998, these translation gains and losses are reported in the “cumulative translation adjustments” component of stockholder’s equity. In 1998, exchange losses of US$55.2 million were reported in the statement of operations and further translation losses of US$26.9 million were recorded in the “cumulative translation adjustments”component of stockholders’ equity. The principal reason for these larger losses in 1998 was the change in translation criteria following our adoption of the real as our functional currency. In 1999, we reported exchange losses of US$70.7 million and translation adjustment losses of US$48.4 million, resulting from the significant depreciation of the real that occurred on January 15, 1999 and continued through the year. In 2000, we reported exchange losses of US$27.6 million and translation adjustment losses of US$45.1 million, resulting from the 9.3% depreciation of the real against the U.S. dollar that occurred during the year. In 2001, we reported exchange losses of US$85.5 million and translation adjustment losses of US$125.1 million, resulting from the 18.7% depreciation of the real against the U.S. dollar that occurred during 2001. In 2002, we reported exchange losses of US$134.0 million and translation adjustment profit of US$17.1 million, resulting from the 52.3% depreciation of the real against the U.S. dollar that occurred during 2002.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or executive officers. In accordance with our by-laws, the directors are elected at a general meeting of shareholders to serve one-year terms. The tenure of the directors will end upon the election of the new members at our annual shareholders’ meeting to be held by April 2004.

Our by-laws provide for a minimum of two and a maximum of four executive officers appointed by our board of directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Our executive officers must be residents of Brazil and may or may not be shareholders of Net Serviços.

Directors

Our shareholders’ agreement provides that, subject to certain conditions, each of our major shareholders has the right to appoint at least one member to our board of directors. As a result of Microsoft B.V.‘s failure to comply with minimum share ownership requirements provided for in the shareholders’ agreement, it is not entitled to appoint a member to our board of directors. Accordingly, although our by-laws provide that the board of directors shall consist of a minimum of nine members, we currently only have eight directors. According to our by-laws and Brazilian corporate law, each member of our board of directors must be a Net Serviços shareholder.

The Company’s directors are:

Name	Position	Position Held Since	Current Term Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2004
Nelson Pacheco Sirotsky	Director	September 18, 2000	April 30, 2004
Stefan Alexander	Director	September 18, 2000	April 30, 2004
Romulo de Mello Dias	Director	April 30, 2002	April 30, 2004
Ronnie Vaz Moreira	Director	April 30, 2002	April 30, 2004
Jorge Luiz de Barros Nobrega	Director	April 30, 2002	April 30, 2004
Jorge Eduardo Martins Moraes	Director	April 30, 2003	April 30, 2004
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2004

Our board of directors generally holds meetings every month or as called by any director. Its responsibilities include, among other things, the establishment of the policy and general strategy of the business, and the appointment and supervision of our executive officers.

Biographies of Our Board of Directors

Roberto Irineu Marinho is the co-chairman of Organizações Globo, a conglomerate of companies in the Brazilian media and entertainment industries. Mr. Marinho has been a member of our board of directors since February 2000, and Chairman of the board of directors since that time. Mr. Irineu Marinho began his career at the newspaper O Globo, where he served in a variety of assignments culminating in his appointment as the newspaper’s director. In 1978, Mr. Marinho was appointed executive vice president of Globo TV Network and in 1990 he became executive vice president of Organizações Globo. Mr. Marinho has received recognition and awards from numerous Brazilian business and civic organizations and public institutions. Mr. Marinho is also a board member of Editora Globo.

Nelson Pacheco Sirotsky has been a member of our board of directors since September 2000. He holds a degree in Public Administration from the Universidade Federal do Rio Grande do Sul and a graduate degree from the University of Southern California. Mr. Sirotsky began his career at Rádio Gaúcha, in 1972, where he was director before becoming regional director of Grupo RBS. In 1981, he became Vice President of Grupo RBS. He was Executive President of RBS and a member of Grupo RBS administration since 1992. Currently, he is a member of the Conselho da Associação Brasileira de Jornalismo, of the Associação Brasileira de Rádio e Televisão and of the Associação dos Dirigentes de Vendas do Brasil. He is also a member of the Instituto Europeu de Administração de Empresas.

Stefan Alexander has been a member of our board of directors since September 2000. Currently, he is the Executive Director of Corporate Finance at Globopar. Previously, he was the Director of Financial Planning and Investor Relations at Globopar. Prior to joining Globopar, he was the Director of Corporate Finance in Brazil at Bank of America/Nations Bank where he was responsible for several operations, including consulting and financing of the acquisition of Companhia Vale do Rio Doce by Companhia Siderúrgica Nacional. He had also worked at Capital Markets Department and Banco BBA Creditanstalt S.A. Mr. Alexander holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

Rômulo de Mello Dias has been a member of our board of directors since April 30, 2002. He has been the Officer for New Businesses for Bradespar since 2000, where he is responsible for the analysis and negotiation of new business in Brazil and Latin America. Prior to joining Bradespar, he was a partner at the Private Equity Fund of Albion in association with Alliance Capital, from 1999 to 2000. Mr. Dias also served as an officer at Citibank from 1995 to 1999, where he was initially responsible for the Corporate Finance Area and, subsequently, for the Private Equity Area. He was previously a member of the board of directors of several companies, including Escelsa, Enersul, Americel, Telet and Iven. He is currently a member of the board of directors of the following companies: CVRD, Valepar, Valepontocom, Latinexus and Estrutura Net. Mr. Dias holds a degree in Economics from Universidade Federal Fluminense, and an MBA degree from Ibmec. Mr. Dias attended the PDG EXEC – Executive Management Development Program – SDE.

Ronnie Vaz Moreira has been a member of our board of directors since April 30, 2002. He became the Chief Executive Officer of Globopar in March 2002, where he is responsible for the Corporate Finance area of the Globo Organizations. Previously, Mr. Moreira was the Executive Officer of Deutsche Bank and the Financial Officer of Petrobrás. He holds a degree in Economics from Universidade Federal do Rio de Janeiro and a graduate degree in International Business Administration from the American Graduate School of International Management.

Jorge Luiz de Barros Nóbrega has been a member of our board of directors since April 30, 2002. Mr. Nóbrega has been the Strategic Coordination Officer of the Globo Organizations since 1998. Previously, Mr. Nóbrega was a World Bank advisor and projects coordinator of the Inter-American Development Bank. He has also worked at General Electric and Xerox. He holds a B.A. degree from Fundação Getúlio Vargas (Rio de Janeiro) and an Industrial Engineering masters degree from Pontifícia Universidade Católica do Rio de Janeiro.

Jorge Eduardo Martins Moraes has been a member of our board of directors since April 30, 2003. He worked as an analyst for BNDES Participações S.A. from 1982 to 1992, as an investment manager from April 1992 to August 2000 and as the Division Superintendent from July 2000 to February 2003. Mr. Moraes is also a member of the board of directors of Aços Villares S.A., and a member of the Brazil Private Equity Fund Consulting Board. He holds a degree in civil engineering from UFRJ (Rio de Janeiro, Brazil) and a masters degree in business from COPPEAD/UFRJ (Rio de Janeiro, Brazil).

Rossana Fontenele Berto has been a member of our board of directors since April 30, 2003. Ms. Berto has been Director of Strategic Planning and Business Development for Organizações Globo since 2002. Prior to that, Ms. Berto was the General Director of Sky Brasil from 1999 to February 2002, General Director of Net Rio from 1998 to 1999 and Director of Controls of Multicanal from 1993 to 1998. She is also a board member of Sky Brasil. She holds a B.A. degree from Universidade do Estado do Rio de Janeiro and a MBA degree from COPPEAD/UFRJ (Rio de Janeiro, Brazil).

Audit Committee

Under Brazilian corporate law, a Conselho Fiscal (Fiscal Board), or an Audit Committee, may be appointed as a corporate body independent of our management and external auditors. Its primary responsibilities are to review management’s activities and the financial statements and report their findings to the shareholders. We are not currently required to, and currently do not, maintain a permanent Conselho Fiscal or an Audit Committee. However, we would be required to install a Conselho Fiscal upon the request of shareholders who, in the aggregate, hold ten percent of our common shares or five percent of our preferred shares. If we were required to create a Conselho Fiscal, the Conselho Fiscal would consist of five members and an equal number of alternates elected by shareholders at a general shareholders’ meeting.

Executive Officers

Name	Position	Position Held Since	Current Term Expires

Francisco Tosta Valim Filho	Chief Executive Officer	February 2003	April 30, 2005
Leonardo P. Gomes Pereira	Chief Financial Officer	April 2000	April 30, 2005
Jose Antonio Guaraldi Felix	Chief Operating Officer	May 2003	April 30, 2005

Francisco Tosta Valim Filho became Chief Executive Officer of Net Serviços in February 2003. Mr. Valim replaced Luiz Antônio Viana, who served as Chief Executive Officer of Net Serviços from October 2001 until January 2003. Before joining Net Serviços, Mr. Valim was the Financial and Administrative Superintendent of Telemar for three years. Prior to that, he served as the Vice President and as Chief Financial Officer of RBS. Mr. Valim also served as Executive Director of Net Sul. He has a degree in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS) and a post-graduate degree in Finance from Fundação Getúlio Vargas (FGV-SP) and in Strategic and Organizational Planning from UFRGS. He also holds an MBA in Finance and Administration of Multinational Companies from the University of Southern California.

Leonardo P. Gomes Pereira has been our Chief Financial Officer since April 2000. Previously, he was the Director of Planning and Investor Relations at Globopar for four years. Mr. Pereira worked at Citibank from 1982 to 1995, holding various positions in the corporate banking and corporate finance areas in several countries, including Brazil, Thailand, Venezuela and the United States. Mr. Pereira received a BSC in Engineering from the Federal University of Rio de Janeiro and a BSC in Economics from Candido Mendes University in Rio de Janeiro. Mr. Pereira also received an MBA from Warwick University in the U.K., with post-graduate work at Wharton Business School at the University of Pennsylvania.

José Antônio Guaraldi Félix has been our Chief Operating Officer since May 2003. Previously, he was the Regional Officer of Region 3 at Net Serviços for two years. He was an officer of Net Sul where he was responsible for implementing 16 operations in Southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in telecommunication engineering from Pontifícia Universidade Católica do Rio Grande do Sul.

Indemnification

We do not currently have any contracts or arrangements with our directors and officers which provide for the insurance or indemnification by us or our subsidiaries against any liabilities which may be incurred as a director or officer of Net Serviços.

Benefits upon termination of employment

Our executive officers are entitled to one month salary for each year of service with Net Serviços, plus six months of life insurance and medical assistance following a termination of their employment with us.

Compensation of Directors and Senior Management

For the year ended December 31, 2002, the aggregate compensation of all directors and members of senior management, for services in all capacities, was approximately US$950,000.

Employees

As of December 31, 2002, we had 3,152 employees, all located in Brazil. This significant decrease compared to the 4,695 and 6,282 employees we had at December 31, 2001 and December 31, 2000, respectively, was due to employee dismissals driven by our cost-cutting initiatives. At December 31, 2002, approximately 54.6% of our employees were working in installation, repair and network maintenance, and 45.4% were working in administrative functions. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

Share Ownership

No director or other member of our senior management is the record owner of more than 1% of our shares. For certain information on the beneficial ownership of our shares, including shares held by affiliates of our directors, see “Item 7. Major Shareholders and Related Party Transactions.”

Long Term Incentive Plans

We currently have three long term incentive plans: “Pacto,” an annual bonus program for all employees, “Bravo,” a plan based on the performance of our stock and restricted to higher-level employees, and a retention plan for a selected number of our senior excecutive and managers

Pacto establishes financial and operational goals relating to: adjusted EBITDA, total number of subscribers, number of subscribers to new services, and level of customer satisfaction. If we achieve these goals, our employees may receive maximum possible bonuses ranging from the equivalent of a one month salary payment to a six month salary payment depending upon such employee’s level of responsibility. If some of the goals are not achieved, the maximum possible bonus decreases accordingly. In 2002, we did not make any payments to our employees pursuant to Pacto.

The benefits under Bravo are linked to the performance of our ADSs on the Nasdaq National Market. Bravo participants receive, at the beginning of the year, the right to buy a certain amount of these securities at a specified price based on a market price. However, instead of receiving actual shares at the time of remuneration, the participant receives a cash amount equal to the difference between the market value of the ADSs and the grant price. These benefits can only be fully exercised after the end of the three-year vesting period. Because the price of our ADSs has decreased significantly, the benefits granted in 2000 and 2001 currently have no market value. In 2002, we did not grant any benefits under Bravo.

In 2002 we developed a retention plan for a selected number of our senior executives and managers to ensure the successful completion of our debt restructuring. The goal of this plan is to retain key executives and managers during the debt restructuring in order to guarantee our ability to continue as a “going concern.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of March 31, 2003, none of our outstanding common shares and approximately 2% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On March 31, 2003, there were approximately 10,000 record holders of preferred shares, including in the form of ADSs, in the United States.

The following table sets forth, as of March 31, 2003, giving effect to the ten-for-one reverse stock split of our common shares and preferred shares that occurred in June 2002, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our voting securities. None of our major shareholders identified in the table has special voting rights.

	Common Shares		Preferred Shares		Total Equity
Name	Number	Percentage of Total Outstand	Number	Percenta	Number	Percentage
Roma Participacoes Ltda.(1)	300,134,962	36.2%	251,159,262	20.9%	551,294,224	27.2%
Distel Holding S.A.(1)	256,673,248	31.1%	40,646,152	3.4%	297,319,400	14.7%
Globo Comunicacoes e Participacoes S.A.(1)	0	0.0%	83,416,681	6.9%	83,416,681	4.1%
Bradesplan Participacoes S.A.(2)	130,511,010	15.8%	0	0.0%	130,511,010	6.4%
BNDES Participacoes S.A	69,776,346	8.4%	378,422,927	31.5%	448,199,273	22.1%
RBS Participacoes S.A.(3)	56,523,792	6.8%	56,424,277	4.7%	112,948,069	5.6%
______	__________
(1)	Distel Holding S.A. and Roma Participações Ltda. are controlled by Globopar, which is controlled by the Marinho Family.
(2)

Bradesplan Participacoes S.A. is a wholly owned subsidiary of Bradespar Participações S.A., an investment vehicle under common control with Banco Bradesco S.A., the largest private Brazilian retail bank.

(3)	Includes 3,548,152 of our preferred shares owned by Zero Hora Editora Jornalistica S.A. and 33,196,965 of our preferred shares owned by RBS Interativa, affiliates of RBS Participações S.A.

Shareholders’ Agreement

On July 12, 2002, we entered into a new shareholders’ agreement with Romapar, Globopar, Bradesplan, Bndespar, Microsoft B.V., RBS and Zero Hora, with respect to their ownership of our common shares and, in the case of Bndespar, RBS and Microsoft B.V., also with respect to their ownership of our preferred shares. The shareholders’ agreement establishes, among other things, the following:

Right of first refusal. The shareholders’ agreement establishes specific rules for the transfer of shares by the shareholders that are parties to the shareholders’ agreement. In the event that one of the shareholders intends to transfer its shares that are subject to the shareholders’ agreement, such shareholder is required to notify the other shareholders, that are parties to the shareholders’ agreement, in order to enable them to exercise their right of first refusal. Each such shareholder, however, will be subject to the specific rules described in the shareholders’ agreement concerning the possibility of making a public offering of our shares that are subject to the shareholders’ agreement.

Prior Meetings. The shareholders’ agreement provides that a prior meeting of the shareholders must be held before all general meetings of shareholders and meetings of the board of directors at which a relevant matter or matters (as defined in the shareholders’ agreement) are to be considered. The prior meetings will establish the position that will be adopted by the shareholders that are party to the shareholders’ agreement at the general meeting or board meeting. Relevant matters submitted at prior meetings must be approved by the favorable vote of a majority of the common shares subject to the shareholders’ agreement and must include the favorable vote of Bradesplan or Bndespar. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at the prior meeting.

Tag-along rights. Under the shareholders’ agreement, in the event of the sale of control of us, either by a single transaction or by way of successive transactions, directly or indirectly, by any shareholder party to the shareholders’ agreement, the purchaser must agree to undertake a public offering to purchase the common and preferred shares of the remaining shareholders within a period of no more than 90 days for 100% of the amount paid per voting share of our controlling block.

In the event that one of the shareholders party to the shareholders’ agreement individually owns more than 50% of the common shares subject to the shareholders’ agreement, an eventual sale of such common shares by such shareholder will entitle the remaining shareholders party to the shareholders’ agreement to tag-along rights.

Drag-along rights. The shareholders’ agreement provides that in the event of a sale of control by Globopar, Globopar may compel the other shareholders which are parties to the shareholders’ agreement to sell their shares to the purchaser on the same terms that the purchaser has offered to Globopar, subject to specific rules applicable to Bndespar, as described in the shareholders’ agreement. Globopar shall also comply with the right of first refusal when transferring the shares representing our control by offering the shares to the remaining shareholders party to the shareholders’ agreement.

Furthermore, in the event that the ratio between our net debt and adjusted EBITDA exceeds 6.00 to 1.0 for two consecutive quarters, the parties to the shareholders’ agreement shall have the right to seek a purchaser for their shares and for the shares held by the other shareholders that are parties to the shareholders’ agreement.

Continuation of “major shareholder” status. Each shareholder that is party to the shareholders’ agreement will be required to maintain ownership of at least 6% of our voting capital.

Appointment of directors. The shareholders’ agreement provides all of our major shareholders with the right to appoint at least one member to our board of directors.

Term. The shareholders’ agreement has a term of ten years.

Put/Call Options Among Shareholders

On November 16, 1999, Distel and Microsoft Corporation entered into an Option Agreement pursuant to which Distel granted Microsoft Corporation an option to purchase 5,250,000 of our preferred shares held by Distel, at the exercise price of US$6.00 per share. This option may be exercised by Microsoft Corporation as a result of the launching of our high speed internet access service using our broadband infrastructure that occurred in the fourth quarter of 2000.

In addition, Distel and Bndespar entered into an Contrato de Opção de Compra e de Opção de Venda de Ações on December 22, 1999, under which Bndespar granted Distel an option to purchase all of our common and preferred shares held by Bndespar prior to our 2002 recapitalization and Distel granted to Bndespar an option to sell all our common and preferred shares held by Bndespar prior to our 2002 the recapitalization effected during the third quarter of 2002. The exercise price of the options is R$11.60 accrued with TJLP plus 7% per year pro rata tempore, until the full exercise of the options and the payment of the exercise price. The options may be exercised from December 2005 until December 2006.

Related Party Transactions

We have engaged in a variety of related party transactions, including the transactions described below. We cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party. We intend to enter into any future material related party transactions on terms that are fair and reasonable to us.

Material Transactions with Affiliates

Net Brasil Programming Agreement

We purchase all of our programming from our affiliate Net Brasil, which is indirectly owned 60% by Globopar and 40% by us. Net Brasil acts as our intermediary in purchasing programming from both Brazilian and international sources. Net Brasil also provides this service for other pay-television companies, principally Sky Brasil, a DBS provider that is also controlled by Globopar, along with cable television providers that operate outside of our licensed territories. Our contract with Net Brasil also grants us the right to use the “NET” brand name.

Much of the programming we purchase through Net Brasil is produced by our affiliate Globosat, which is wholly owned by Globopar. Globosat is a producer of mostly Portuguese-language programming, such as SportTV, GNT, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also purchases programming from third parties.

We have a programming agreement with Net Brasil pursuant to which it obtains on our behalf the rights to all programming that our pay-television operators provide to their subscribers. Typically, Net Brasil negotiates programming contracts with content providers on behalf of us, Sky Brasil, and certain other pay-television providers, and we and Sky Brasil are consulted with regard to those negotiations. At the conclusion of the negotiations, we have the option, independent of any decision of Sky Brasil and Net Brasil, to accept or not accept programming from that source. We believe that by aggregating subscribers across several different pay-television platforms, Net Brasil is able to create a better negotiating position than we could on our own and to obtain for us better terms and prices for our programming content.

Pursuant to our agreement and ongoing arrangements, we pay to Net Brasil a fee comprised of two parts:

  a fee equal to the amount that programmers charge Net Brasil for programming provided to us; and

  a monthly variable fee to cover Net Brasil's overhead equal to R$0.47 per subscriber per month.

Our arrangements with Net Brasil and the shareholders’ agreement, specify, among other things, that (i) in its dealings with us, Net Brasil is not intended to operate at a profit; and (ii) new programming contracts and renewals or amendments to existing programming contracts, pursuant to which we will be receiving programming, must be approved by our board of directors, including the affirmative vote of a director appointed by either Bndespar or Bradespar. Pursuant to our programming agreement, we paid Net Brasil US$146.8 million in 2000, US$152.9 million in 2001 and US$131.0 million in 2002. We also believe that if we grow, Net Brasil has been able to negotiate better contract terms on our behalf and has passed those savings on to us.

Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities.

Programming Guide

Our program guide is produced by Editora Globo S.A., a publishing company affiliated with Globopar. In 2000, 2001 and 2002, we paid Editora Globo S.A. US$4.4 million, US$7.7 million, and US$6.5 million, respectively, for the publication of our program guide.

Financing Arrangements with Affiliates

Protocol of Recapitalization

During the third quarter of 2002, our major shareholders effected a recapitalization of approximately R$1.2 billion (US$399.9 million), corresponding to US$392.2 net of issuance costs, which increased our equity capital and reduced our debt. For a more detailed description of the recapitalization, which included a Brazilian offering of common and preferred shares and an international placement of preferred shares, see “Item 5. Operating and Financial Review and Prospects—The Recapitalization.”

Convertible debentures due 2006

In connection with the recapitalization, two of our major shareholders, Globopar and Bndespar, delivered an aggregate amount of 1,553 of our convertible debentures issued in December 1999, which were worth R$218.4 million (US$70.9 million), as consideration for subscribing preferred shares as part of the recapitalization. In addition, Bradespar, through a subsidiary, delivered an aggregate amount of 130 of our convertible debentures, which were worth approximately R$18.3 million (US$6.1 million), as consideration for subscribing preferred shares as part of the recapitalization. Additional details regarding the terms of these convertible debentures are discussed under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Financing—Convertible Debentures.” The recapitalization is discussed in greater detail under “Item 5. Operating and Financial Review and Prospects—The Recapitalization.”

Globopar AFACs

In April 2002, Globopar and its affiliates advanced R$10.0 million (US$4.3 million at that time) to us. The advances by Globopar and its affiliates were designated as advances for future capitalization, or AFACs. In connection with the recapitalization, Globopar and its affiliates converted this AFAC into shares at the public offering price for a share.

Loans

In July 2002, RBS Interativa, an affiliate of RBS, loaned us R$16.4 million (US$4.8 million at that time). In connection with the recapitalization, through RBS Interativa, RBS converted this loan into shares at the public offering price for a share.

In July 2002, Bradesplan loaned us R$78.8 million (US$22.8 million at that time). In connection with the recapitalization, Bradesplan converted this loan into shares at the public offering price for a share.

Interest

We earned US$0.8 million, US$0.1 million and US$0 in interest on related party receivables in 2000, 2001 and 2002, respectively. Our interest expense on related party payables was US$0.6 million, US$12.5 million and US$35.2 million in 2000, 2001 and 2002, respectively.

Guarantees and pledges

Several of our loan agreements involve guarantees and pledges between us and our shareholders, or among our shareholders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Financing,” “—IFC facility” and “—Trade Financing and U.S. dollar denominated bank loans.”

Guarantees and pledges by our shareholders to support our or our subsidiaries’ obligations:

Loans under the IFC facility are guaranteed by Globopar and members of the Roberto Marinho family, the principal stockholder of Globopar. As a security for its guarantee, Globopar pledged to the IFC 51% of its interest in the voting stock of Distel. Globopar has also agreed to pledge to the IFC 51% of any additional voting stock of Distel that it may obtain in the future.

A number of our subsidiaries have entered into U.S. dollar-denominated trade financing loans with Brazilian financial institutions. As of December 31, 2002, we had US$37.6 million principal amount outstanding under these loans.

We have not paid any fees to Globopar or its affiliates in connection with these guarantees and pledges.

Guarantees and pledges by us or our subsidiaries to support our shareholders’ obligations:

In connection with Globopar’s guarantee under the IFC facility, we have pledged to Globopar shares of our subsidiary Multicanal Telecomunicações S.A., based on the amount of borrowings outstanding at any time under this facility and the size of Multicanal Telecomunicações’ subscriber base. At December 31, 2002, we had pledged to Globopar a total of 6,806,344,107 shares of Multicanal Telecomunicações S.A., representing 4.8% of Multicanal Telecomunicações S.A.‘s total outstanding shares.

ITEM 8. FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are included elsewhere in this Form 20-F. There have been a number of significant changes with respect to our financial position since December 31, 2002, the date of the most recent financial statements included in this Form 20-F.

  We have not made any payment of principal and interest on our debt since December 31, 2002.

  We are pursuing a debt restructuring plan with respect to our debt facilities and instruments.

  Accounts payable to programmers increased from US$51.1 million at December 31, 2002, to US$57.7 million at March 31, 2003.

  Our liquidity position has weakened and our working capital deficit has continued to be significant.

  We recorded a net loss of approximately US$12.0 million for the three-month period ended March 31, 2003. We are likely to continue recording net losses for the foreseeable future.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of these and other changes to our financial position.

See "Item 4. Information on the Company--Legal Proceedings" for a discussion our legal proceedings.

See "Item 10. Additional Information--Dividend Policy" for a discussion of our policy on dividend distributions.

ITEM 9. THE OFFER AND LISTING

General

The principal non-United States market for our preferred shares is the Bovespa. Our preferred shares are traded on the Bovespa under the symbol “PLIM4.”

In June 2001, we complied with the requirements of Corporate Governance Level 1 of the Bovespa. The Corporate Governance Level 1 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by the Brazilian legislation. The inclusion of a company in the Corporate Governance Level 1 signifies the company’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improving the quality of information we provide to the market.

In June 2002 we were approved for listing in Bovespa’s Corporate Governance Level 2. We anticipate seeking to list our shares in the Novo Mercado of Bovespa, subject to a number of conditions. See “—Level 2 and the Novo Mercado of Bovespa” below.

Our predecessor company, Multicanal, conducted an offering of ADSs in October 1996. Each ADS represents ten preferred shares. The ADSs trade in the United States on the Nasdaq National Market under the symbol “NETC” and are evidenced by ADRs. The ADSs are outstanding under an amended and restated deposit agreement dated as of December 17, 2001 among us, JPMorgan Chase Bank as depositary, and the owners and holders from time to time of the ADSs. On December 17, 2001, JPMorgan Chase Bank succeeded The Bank of New York as depositary for the ADSs. An ADR may represent any number of ADSs. Only persons in whose names ADSs are registered on the books of the depositary are treated as owners of ADSs under the deposit agreement.

The table below sets forth, for each period indicated, the high and low closing prices in reais for the preferred shares on the Bovespa and the high and low closing prices of the ADSs in U.S. dollars as reported by the Nasdaq National Market.

	Sao Paulo Stock Exchange(1) R$ per preferred share		Nasdaq US$ per ADS
	High	Low	High	Low
Year

1998	R$ 6.81	R$ 2.39	US$ 62.50	US$ 17.50
1999	35.50	1.91	196.25	10.00
2000	44.30	15.60	250.00	78.75
2001	24.40	5.60	125.00	19.20
2002	8.50	0.19	37.00	0.42

Quarter
1Q/01	24.40	13.30	125.00	61.25
2Q/01	14.00	7.40	65.63	31.00
3Q/01	12.20	5.60	52.20	20.10
4Q/01	8.70	5.60	36.90	19.20

1Q/02	8.50	4.90	37.00	20.70
2Q/02	5.50	1.65	24.10	6.00
3Q/02	1.87	0.23	6.14	0.64
4Q/02	0.45	0.19	1.34	0.42

1Q/03	0.25	0.53	1.90	0.65

Month
December 2002	0.45	0.33	0.76	1.34
January 2003	0.53	0.34	0.99	1.90
February 2003	0.38	0.25	0.69	1.22
March 2003	0.32	0.27	0.65	0.95
April 2003	0.43	0.27	0.80	1.50
May 2003	0.43	0.34	1.11	1.72
June 2002 (through June 24)	0.39	0.31	1.06	1.67
______	__________
(1)	Reais per share reflected nominal price at trade date.

Trading Markets

Nasdaq National Market

The primary market for those preferred shares held in the form of ADSs is the Nasdaq National Market. On March 31, 2003, there were 737,792 ADSs outstanding, representing 0.6% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by the shareholders listed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the Nasdaq National Market during 2002 was approximately US$200,000, or 13,502 ADSs.

Brazilian Stock Exchanges

In 2000, the Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding by the Brazilian stock exchanges. Pursuant to the memorandum, all securities are now traded only on the Bovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2002, the Bovespa accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges. The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members.

Trading. The Bovespa has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., Brazil local time, to closely mirror New York Stock Exchange trading hours.

Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System on the Bovespa and on the National Electronic Trading System. This system is a computerized system which links electronically with the seven smaller regional exchanges.

The Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers on the Bovespa. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

In order to better control volatility, the Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of a clearinghouse, or Câmara Brasileira de Liquidação e Custódia S.A., which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchanges on the second business day following the trade date.

Market Size. As of December 31, 2002, the aggregate market capitalization of the 441 companies listed on the Bovespa was equivalent to approximately US$124.0 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2002, we accounted for approximately 0.13% of the market capitalization of all listed companies on the Bovespa.

Although at December 31, 2002 the Brazilian equity market was Latin America’s largest in terms of market capitalization, expressed in U.S. dollars, it is relatively small and illiquid compared to major world markets. In 2002, the average daily trading value was approximately US$158.0 million on the Bovespa.

Index. We have been included in the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the prices of the Brazilian stock market, since it clearly shows the behavior of the principal shares traded on the São Paulo Stock Exchange. In August 2000, the Bovespa announced that the Ibovespa for the last four months of 2000 would contain 7.8% of our preferred shares, an increase from 4.6%. As a result, our preferred shares became the third highest weighted stock in the index. On December 31, 2002, our weighting in the index was 0.42%. Our securities are also trade on several additional markets, including: SOMA, a Brazilian electronic trading market, where our convertible debentures began trading in January 2000; the Chicago, Pacific and American option exchanges, where options on ADSs began trading in February 2000; and Latibex, the market for Latin American companies on the Madrid Stock Exchange, where trading on our shares began in July of 2000.

Tax Matters. Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—Taxation—Material Brazilian Taxation Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Level 2 and the Novo Mercado of Bovespa

On December 11, 2000, the Bovespa launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the Novo Mercado of Bovespa. These new listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under Brazilian corporate law.

The inclusion of a company in any of the new segments implies the adherence to a series of corporate rules, known generically as good corporate governance practices. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

Pursuant to the terms and conditions of the Protocol of Recapitalization, our major shareholders have undertaken to ensure that all required steps are carried out in order for us to be listed as a Level 2 Company, and to meet any and all requirements necessary to list Net Serviços in the Novo Mercado as soon as possible. Our shares have been listed in Bovespa’s Special Corporate Governance Level 2 since June 2002.

The principal practices of Corporate Governance Level 2 of Bovespa require that we adopt the following provisions as part of our corporate structure. We have adopted each of these provisions.

Preferred Shares with Voting Rights. We are obligated to establish voting rights on our preferred shares with respect to the following:

  our transformation, consolidation, merger or spin-off;

  valuation of assets used in increases in our capital;

  approval of certain specified agreements between us and our controlling shareholder or its affiliates;

  choice of company skilled in determining our economic value; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

Tag-Along Rights. Upon the acquisition of a controlling interest in us, the purchaser must offer tag-along rights to our remaining shareholders in an amount equivalent to 100% of the price paid for each share in the controlling stake, in the case of holders of common shares, and at least 70% of the price paid for each share in the controlling stake, in the case of holders of preferred shares. Our by-laws require the purchaser to offer 100% of the price paid for each share in the controlling stake to our holders of preferred shares.

Establishment of a single one year mandate for the entire board of directors. Our board of directors shall be composed of at least five members elected by a general meeting to serve for a unified term of office of one year, with the option for reelection.

Free float. We shall maintain a minimum percentage of outstanding shares equivalent to at least 25% of our total capital stock.

Public offers of shares through mechanisms intending to favor capital dispersion and broader retail access. In any and all public distributions of stock, we shall exert our best efforts towards shareholding dispersion, adopting special procedures to ensure: (i) access to all interested investors, or (ii) allocation of at least 10% of the total distribution to individuals or non-institutional investors.

Improvement in the quarterly information reports. In addition to the information to be included in quarterly information statements as required by law, we will be obliged to:

  present a consolidated balance sheet, a consolidated statement of results, and a consolidated performance report, whenever we are required to submit consolidated statements at year-end;

  disclose any direct or indirect ownership interest exceeding 5% of our voting capital;

  inform, on a consolidated basis, the quantity and characteristics of the company’s securities directly or indirectly held by our controlling shareholders, senior managers and audit committee members;

  report on the purchases and sales of securities held by the persons referred to in the third bullet point above, within the immediately preceding twelve months;

  include, in explanatory notes, our cash flow statement; and

  disclose the quantity of outstanding shares and the percentage expressed in relation to the total amount of shares issued.

In every quarter, the quarterly information statement must be presented no later than fifteen days after the deadline prescribed by law for presentation thereof. The quarterly information statement must also enclose a special revision report, issued by an independent auditor duly registered with the CVM, in accordance with CVM regulations.

Trading of securities and derivatives by senior managers, controlling shareholders and audit committee members. Our senior managers, controlling shareholders and the audit committee members will be obligated to report to Bovespa the volume and the characteristics of our securities directly or indirectly held by them, including the respective derivatives. Any trades in securities and derivatives by such persons shall be reported in detail to Bovespa, within ten days as of the end of the month in which such trades occur.

Self-regulatory procedures. We have a self-regulatory body that adopts internal policies comprising the following actions:

  from one month before the end of the financial year until the publication of the notice to shareholders regarding the availability of our financial statements, the senior managers, the controlling shareholders and the audit committee members shall abstain from trading in our securities and respective derivatives;

  during the period ranging between the decision regarding any capital increase, distribution of dividends, bonuses in stocks and respective derivatives, or splitting of shares until publication of the respective notices, our senior managers, controlling shareholders and audit committee members shall abstain from trading in our securities and respective derivatives;

  the senior managers, the controlling shareholders and the audit committee members shall periodically advise us and Bovespa of their plans to trade in our securities and respective derivatives, including subsequent changes therein and any departure from such plans.

Shareholder agreement, stock option program and contracts with the same economic group. Upon signing a new shareholders’ agreement, we must forward it and notify Bovespa within five days of the respective filing and/or annotation in our files.

A copy of all option plans for our employees or administrators shall also be delivered to Bovespa and disseminated accordingly.

In addition, we shall forward to Bovespa and make public disclosure of any and all contracts entered into between us and our controlled and associated companies, senior managers and the controlling shareholder, whenever a single contract or a series of related contracts reaches an amount equal to or greater than R$200,000, within any one-year period, or reaches an amount equal to or higher than 1% of our net worth.

Resolution of corporate conflicts through arbitration. We, our controlling shareholders, senior managers and the audit committee members shall undertake to refer to arbitration any and all disputes or controversies arising out of the new listing segment rules or any other corporate matters.

Entry into the Novo Mercado of Bovespa

In addition to the requirements described above, which are requirements for the listing of a company in the Special Corporate Governance Level 2, whenever we decide to be listed in the Novo Mercado of Bovespa, we shall be obliged to have our capital stock composed exclusively of common shares. If we elect to enter the Novo Mercado, we will do so through a mandatory conversion process whereby all outstanding preferred shares will be automatically converted into common shares, unless their holders exercise withdrawal rights.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976 and Law No. 6,404, of December 15, 1976, which together as amended and supplemented compose the Brazilian corporate law, and by regulations issued by the Brazilian securities commission, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council and the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and, effective on March 5, 2002, criminal penalties for insider trading and market manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

Under the Brazilian corporate law, a company is either companhia aberta, or public, such as we are, or companhia fechada, or closely held. All public companies, including us, are registered with the Brazilian securities commission and are subject to reporting requirements. A company registered with the Brazilian securities commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our preferred shares are listed and traded on the Bovespa and may be traded privately subject to some limitations.

To be listed on a Brazilian stock exchange, a company must apply for registration with the Brazilian securities commission and the stock exchange where the head office of the company is located.

We have the option to ask that trading in our securities on the Bovespa be suspended in anticipation of a material announcement. Trading may also be suspended at the discretion of the Bovespa or the Brazilian securities commission based upon or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the Brazilian securities commission or the Bovespa.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the Brazilian securities commission serves as an intermediary. No special application, other than registration with the Brazilian securities commission, is necessary for securities of a public company to be traded in this market. The Brazilian securities commission requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on the Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for preferred shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless the holder obtains a new registration.

Trading in Brazilian securities markets is not as highly regulated or supervised as it is in the United States and some other markets. Brazilian law prohibits market manipulation and insider trading, and it requires a company’s insiders, including directors, officers and major shareholders, as defined under Brazilian law, to disclose all their transactions in its securities. It also prohibits a company from trading in its own shares, subject to very limited exceptions. The enforcement of these legal provisions, and the supervision of trading markets, are not as well developed as they are in the United States.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

We are a publicly held corporation registered with the CVM and organized under the laws of the Federative Republic of Brazil. We are registered in the Brazilian commercial registry under the entry number 35.300.177.240 and in the Taxpayers’ General Registry of the Ministry of Finance under registration number 00.108.786/0001-65.

Our constituent document is our Estatuto Social, which we refer to in this Form 20-F as our by-laws.

Object and Purpose

Our corporate object and purpose, described in article three of our by-laws, are those of a holding company. Our operating subsidiaries shall have as their corporate purpose the distribution of our pay-television and other value-added services to subscribers such as telecom services, services of signal distribution through local network and the production of local channels. We provide our operating subsidiaries with administrative, financial and consulting support. We may, without restriction, acquire or hold quotas or shares in other companies which carry on activities similar to ours and to our subsidiaries, as well as activities related to trade commerce and representation.

Voting Rights Relating to Our Common and Preferred Shares

Each common share entitles the holder to one vote at the general shareholders’ meetings; each preferred share entitles the holder to one vote at the general shareholders’ meetings exclusively on the following corporate resolutions in accordance with Bovespa’s Corporate Governance Listing Rules for Level 2:

  our transformation, consolidation, merger or spin-off;

  valuation of assets used in increases in our capital;

  approval of certain specified agreements between us and our controlling shareholder or its affiliates;

  choice of a company skilled in the determination our economic value intended for the public offering of our shares; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

According to the Brazilian Corporate Law, the resolutions of a general shareholders’ meeting shall be passed by a simple majority of votes, abstentions not being taken into account. Nevertheless, according to Brazilian corporate law:

  The approval of shareholders representing at least one-half plus one of our existing voting shares shall be necessary for a resolution which:

  creates preferred shares or increases an existing class without maintaining its ratio to the other types and classes;

  alters a preference, a privilege or a condition of redemption or amortization conferred upon one or more classes of preferred shares, or creates a new, more favored, class;

  reduces the compulsory dividend;

  merges the corporation with another corporation or consolidates it;

  participates in a group of corporations;

  changes the corporate purpose;

  terminates a state of liquidation of the corporation;

  creates founders' shares;

  divides the corporation; or

  dissolves the corporation.

Furthermore, according to our by-laws, the choice of a company skilled in the determination of a company’s economic value intended for the public offering of its shares must be adopted by an absolute majority of shares having the right to vote, without regard to share class, disregarding abstentions.

According to Brazilian corporate law, a shareholder without a right to vote may attend a general meeting and take part in the discussion of matters submitted for consideration. Generally, apart from the exceptions provided by law, a general meeting shall be opened on first call with the presence of shareholders representing at least one-quarter of the voting capital; on the second call, it shall be opened with any number.

Each ADS represents ten preferred shares. Since voting rights are restricted on our preferred shares, the holders of ADSs are only entitled to vote at our shareholders’ meetings on the corporate resolutions mentioned above.

Conversion Rights

Under Brazilian corporate law, the conversion of a class of shares into another class of shares must be expressly authorized in the by-laws of the company. Our by-laws do not contain any provisions regarding the conversion of shares, and therefore unless a shareholders’ meeting expressly approves the amendment of the by-laws, our common shares cannot be converted into preferred shares and our preferred shares cannot be converted into common shares.

Preemptive Rights

Under Brazilian corporate law, upon the issuance of new common or preferred shares or securities convertible into shares, all shareholders shall have the right to subscribe proportionately for the same class of shares they own. If the issuance of shares causes alterations in the existing proportion of common to preferred shares, our shareholders have the right to subscribe for the same class of shares already owned; this right may be extended to another class of shares if the former is insufficient to assure a shareholder the same proportion in the stock capital as he had before such capital increase. In the case of the issuance of shares of a different class from those existing before the new issuance, each shareholder has the right to subscribe for each class of share created by the increase in the proportion to the number of shares already owned. These preemptive rights are freely transferable. A minimum period of 30 days following the publication of notice of the capital increase must be allowed for the exercise of the preemptive rights. Our by-laws authorize us to issue shares (or securities convertible into shares) without preemptive rights, as long as the placement of the shares is made through sales on a stock exchange, by public subscription or by an exchange of shares in a public tender offer.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs or preferred shares would, except as described above, have preemptive rights to subscribe for new shares. However, you may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

In addition, our shareholders’ agreement establishes certain rules regarding preemptive rights among our major shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

Liquidation Rights

The common shares and preferred shares have pro rata rights to share in our assets upon liquidation. However, the preferred shares have priority in the refund of capital in the case of liquidation.

Redemption Provisions

Our by-laws do not set forth any redemption provision; however, at any time our shareholders may decide, acting at a general shareholders’ meeting, to effect a redemption of our outstanding shares.

Rights of Withdrawal

Brazilian corporate law provides that, under limited circumstances, a shareholder has the right to withdraw his or her equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to his or her equity interest. This right of withdrawal may be exercised by our dissenting shareholders in the event that at least half of all holders of voting shares outstanding authorize us:

  to create new preferred shares or increase the amount of preferred shares already existing without maintaining its ratio to the other types and classes, unless otherwise provided in the by-laws;

  to reduce the mandatory distribution of dividends;

  to change our corporate purpose;

  to merge with another company or to consolidate with another company subject to the conditions set forth in Brazilian corporate law;

  to transfer all of our shares to another company in order to make us a wholly owned subsidiary of such company, known as an incorporacao de acoes;

  to participate in a centralized group of companies as defined under Brazilian corporate law and subject to the conditions set forth therein;

  to alter a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new, more favored, class; or

  to spin-off with another company.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability. With respect to the first and seventh bullet points above, only shareholders affected by such actions shall have the right to withdraw from the corporation. In addition, shareholders may only exercise the rights of withdrawal with respect to the fourth and seventh bullet points above if such shares are not part of the Ibovespa, or any other stock exchange index, and if less than 50% of the shares issued by the company are outstanding. Our preferred shares are included in the Ibovespa.

This right of withdrawal may also be exercised in the event that the entity resulting from a merger, consolidation or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was made.

Changes in Rights of Shareholders

Under Brazilian corporate law, the rights of our shareholders may only be changed by a shareholder resolution amending our by-laws. Resolutions to amend the by-laws require the approval of an absolute majority of votes cast at a shareholders’ meeting. A quorum of not less than two-thirds of the share capital entitled to vote must be present. If the quorum requirement is not met at the initial meeting, then such matters may be approved at a later date at a second call of such meeting by the majority of any number of holders of voting shares present at the subsequent meeting.

Shareholders’ Meetings

Shareholders’ meetings are generally held at our principal office. Shareholders’ meetings are called by publication of a notice in the Diário Oficial, the Brazilian official gazette, and in the Brazilian newspaper Valor Econômico. Our annual shareholders’ meeting must be held during the first four months after the closing of the fiscal year and must be convened on not less than fifteen days’ notice from the first publication. At the annual shareholders’ meeting, the annual accounts, including a report on our activities during the previous year and our financial statements, are presented to the shareholders for examination, discussion and approval. Extraordinary meetings may also be called upon the request of the board of directors, the Audit Committee if installed, shareholders holding at least 5% of our share capital if directors fail to call a meeting within 8 days after receipt of a request, or any shareholder whenever the board of directors delays more than 60 days in calling a meeting that is required by Brazilian law or our by-laws.

To attend a shareholders’ meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may be represented by written proxies appointed less than one year before the meeting. The shareholder representative must be a shareholder, a lawyer or a financial institution. Each shareholders’ meeting is directed by a board composed of a chairman and a secretary appointed by the shareholders present.

In addition, pursuant to our shareholders’ agreement, our major shareholders are required to vote uniformly according to decisions reached in prior meetings held by them. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreement.”

Transfer of Shares; Limitations on Shareholdings

There are no legal restrictions on the transferability of our common shares, except as described in the shareholders’ agreement. However, the CVM has issued rules providing that whenever a controlling shareholder makes a purchase of any class of shares (or securities convertible into shares) that results in an increase (or a potential increase) by at least 5% of a company’s share capital, the controlling shareholder must immediately provide notice of this purchase to the CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

Current CVM regulations require that the controlling shareholder must effect a public offer whenever it purchases shares representing more than 1/3 of the total capital stock of a company, if such acquisition of shares was not already effected through a public offer.

Under the Brazilian telecommunications regulatory framework, only private legal entities headquartered in Brazil and controlled as to 51% of their voting-capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than ten years, are eligible to receive a license from Anatel to operate cable television systems in Brazil. Therefore, it is not legally possible for a non-resident or foreign shareholder to acquire control of Net Serviços.

Change of Control Provisions

According to the Corporate Governance Listing Rules for Level 2, in the event of acquisition of a controlling interest in us, the purchaser shall offer tag-along rights to all of our remaining shareholders in an amount equivalent to 100% of the price paid for each share of the controlling stake, in the case of holders of common shares, and at least 70% of the price paid for each share of the controlling stake, in the case of holders of preferred shares. Our by-laws require the purchaser to offer 100% of the price paid for each share in the controlling stake to our holders of common and preferred shares.

The CVM also requires that whenever a publicly held company experiences a change of control, the new controlling shareholder immediately must disclose the transaction to the CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

Changes in Capital

On May 2, 2002, our shareholders approved a reverse stock split that, effective as of June 17, 2002, resulted in the conversion of each block of ten of our common and preferred shares into one share of the each of the same class of stock. Our corporate capital amounts to R$2,748,650,800 and consists of 828,371,343 common shares and 1,200,484,187 preferred shares. There are 1,700,000 preferred shares that correspond to a capital amount of R$12.9 million, which have not been paid in. We intend to reduce our corporate capital by canceling these shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$5,000,000,000.00. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to the applicable limitations under Brazilian law.

Changes to Brazilian Corporate Law and Rules enacted by CVM

On October 31, 2001, Law No. 10,303 was passed, amending the Brazilian corporate law. In addition, throughout 2001 and 2002 CVM enacted new rules that affect Brazilian companies. As a result, companies are now required to adhere to the following:

  Disputes among shareholders will be subject to arbitration if so provided in the by-laws of a company (our by-laws provide that disputes arising or related to (i) our by-laws, (ii) rules enacted by CVM, Bovespa, the Brazilian Central Bank or the Nacional Monetary Council, (iii) rules applicable to the Brazilian capital markets or (iv) the Brazilian corporate law shall be subject to arbitration which shall occur in accordance with the Market Arbitration Chamber Created by Bovespa);

  A tender offer at a purchase price equal to the fair value for all outstanding shares will be required upon a delisting or a substantial reduction in liquidity of our shares as a result of purchases by the controlling shareholders. If less than 5% of all shares issued by us are outstanding after the expiration of the offering, the shareholders may decide at a general meeting to redeem these shares for the offering price;

  Non-controlling shareholders which represent at least 15% of our voting shares will have the right to elect one member of the board of directors by separate vote, but until the annual general meeting to approve our 2004 financial statements. This director shall be chosen from a list, containing three candidates, prepared by the controlling shareholders. With respect to the 2006 annual general meeting, such director shall be elected as set forth in Law No. 10,303, regardless of the director’s mandated term;

  Non-voting non-controlling shareholders representing at least 10% of the total capital stock will have the right to elect one member of the board of directors by separate vote;

  Any sale of control will require the purchaser to offer to purchase the minority shareholders’ common shares. The purchaser must offer to purchase the common shares for a price equal to at least 80% (our by-laws require 100% for both common and preferred shares) of the price per share paid to the controlling shareholder;

  Shareholders will be entitled to effect a spin-off only if it entails a change in the corporate purpose, a reduction in mandatory dividends or the participation in a centralized group of companies;

  Our controlling shareholders, the shareholders that elect members to our board of directors and Audit Committee, the members of our board of directors and Audit Committee and our executive officers will be required to disclose any purchase or sale of our shares to the CVM and the Bovespa;

  The chairman of any shareholders’ meeting, or board of directors or executive officers’ meeting will be entitled to enforce the voting provisions of any shareholders’ agreement which has been duly filed with Net Serviços; and

  The first and second calls for shareholders’ meetings will have to be made fifteen and eight days, respectively, before such meeting, except that the Brazilian securities commission can also require the first call 30 days before a shareholders’ meeting.

Material Contracts

Shareholders Agreement

Our major shareholders are party to a shareholders’ agreement with respect to their ownership of our shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders— Shareholders’ Agreement” for additional details about the shareholders’ agreement.

Net Brasil Programming Agreement

We purchase all of our programming from our affiliate Net Brasil, which is owned 40% by us and indirectly owned 60% by Globopar. See “Item 4. Information on the Company—Pay-Television—Programming Sources” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement” for additional details about the programming agreement with Net Brasil.

Exchange Controls

There are two principal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

Most trade and financial foreign exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of preferred shares or the payment of dividends or interest with respect to the preferred shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention. Since February 1, 1995, the floating market rate has been the same as the commercial market rate. There is no guarantee that the rates will continue to be the same in the future. In 1999, the Central Bank unified the operational limits applicable to both markets. However, despite the convergence in pricing and liquidity of both markets, each market continues to be subject to different regulations.

From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual depreciation of the real relative to the U.S. dollar. On January 13, 1999, the band was set at between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.1647 per US$1.00 on March 3, 1999. The exchange rate improved over the rest of 1999, and closed that year at R$1.789 per US$1.00. During 2000, the exchange rate remained fairly stable. Since then, the exchange rate has fluctuated considerably. From January 1, 2001 through December 31, 2001, the real depreciated by approximately 18.7%. From January 1, 2002 through December 31, 2002, the real depreciated by approximately 52.3% and at March 31, 2003, the commercial selling rate was R$3.3531 per US$1.00. At June 24, 2003, the commercial selling rate was R$2.8616 per US$1.00. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate.

At the present time, it is not yet possible to predict if the exchange market will be volatile as a result of market instability or other factors and therefore whether the Central Bank will continue to let the real float freely or if the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue substantially.

Dividend Policy

General

Due to our history of operating losses, we have never paid cash dividends on our preferred shares or our common shares. We are a holding company and our ability to obtain funds for the payment of cash dividends depends entirely on our ability to obtain funds from our subsidiaries and investees. In addition, several of our debt agreements limit our ability to pay dividends.

Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will, subject to certain exceptions, be required to pay a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” We have never reported adjusted net profits and consequently have never paid the mandatory distribution. We do not anticipate reporting adjusted net profits in the near term. We intend to retain any profits in excess of any mandatory distribution in a supplementary reserve for use in the operation and expansion of our business, and therefore we do not anticipate paying any dividends in excess of any mandatory distribution for the foreseeable future.

To the extent that we declare and pay dividends on the preferred shares, holders of ADSs on the applicable record date will be entitled to any dividend declared as of such record date in respect of the preferred shares underlying the ADSs, subject to the terms of the amended and restated deposit agreement. We would pay any cash dividend in reais, so that the exchange rate in effect at the time of payment would determine the dollar value of the dividend received by the depositary, and hence the amount in dollars paid by the depositary to ADS holders upon the depositary’s conversion of the dividend amounts into U.S. dollars.

Dividends on Our Common Shares and Our Preferred Shares

In accordance with Brazilian corporate law, our common and preferred shares each carry the right to receive mandatory dividends. The preferred shares, however, carry the right to receive dividends in cash, per each preferred share, of at least 10% more than the dividend, which is available to be distributed on each common share. In addition, each preferred share has priority in the reimbursement of capital in the event of liquidation, without a premium. The owner of common or preferred shares on the date of payment of a dividend, as identified in our shareholder register, is entitled to receive the dividend.

Amounts Available for Distribution

At each annual general shareholders’ meeting, the shareholders are required to determine how net profits for the preceding fiscal year are to be allocated. The board of directors is then required to approve the decision of the shareholders. For purposes of Brazilian corporate law, net profits are defined as net income after payment of income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits. In accordance with Brazilian corporate law and our by-laws, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

  the legal reserve;

  a contingency reserve for anticipated losses; and

  an unrealized revenue reserve.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2002, the balance of our legal reserve was R$0, which was equal to 0% of our paid-in capital at December 31, 2002.

Brazilian corporate law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of unrealized revenue exceeds the sum of:

  the legal reserve;

  retained earnings; and

  the contingency reserve for anticipated losses,

such excess may be allocated to an unrealized revenue reserve. Under Brazilian corporate law, unrealized revenue is defined as the sum of:

  price-level restatement of balance sheet accounts;

  the share of equity earnings of affiliated companies; and

  profits from installment sales to be received after the end of the next succeeding fiscal year.

With respect to unrealized revenue reserve, effective as of March 5, 2002, the amount of the mandatory dividend which exceeds the amount of the realized net profits of a fiscal year may be allocated in an unrealized revenue reserve. For purposes of Brazilian corporate law, realized revenues shall be considered the amount which exceeds the sum of:

  the net positive result of equity adjustments; and

  profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, the by-laws of any company may authorize the creation of a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose of the reserve, criteria for allocation and maximum amount of the reserve.

At December 31, 2002, we had an investment reserve of R$0.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of allocations of revenue to or from the unrealized reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian corporate law.

Mandatory Distribution

Brazilian corporate law generally requires that the by-laws of each Brazilian company specify a minimum percentage of the amounts available for distribution by such company for each fiscal year that must be distributed to shareholders as dividends. Under our by-laws, the mandatory distribution has been fixed at an amount equal to not less than 25% of the amounts available for distribution, to the extent that such amounts are available for distribution.

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Brazilian corporate law, however, permits publicly held companies, such as ourselves, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with the CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

Payment of Dividends

We are required by Brazilian corporate law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements for the relevant fiscal year. Under Brazilian corporate law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim unpaid dividends in respect of its shares.

Our by-laws permit us, upon the approval of our board of directors, to pay interim dividends out of pre-existing and accumulated profits for the preceding fiscal year or semester.

In general, shareholders who are not residents of Brazil must register their Brazilian investments with the Central Bank in order to be allowed to receive dividends, sales proceeds or other amounts with respect to their foreign investments outside of Brazil. The preferred shares underlying the ADSs are held by Morgan Guaranty Trust Company of New York, also known as the custodian, as agent for the depositary, and is the registered owner on the records of the registrar for our shares. The depositary electronically registers the preferred shares underlying the ADS with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to those shares eligible to be remitted outside Brazil.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to December 31, 1995.

Our preferred shares are not entitled to receive a fixed or minimum dividend and, therefore, they are not entitled to acquire voting rights, as determined by Brazilian corporate law.

Due to the operating losses we have recorded since our formation, as well as to the limitations on dividends imposed by certain of our credit agreements, we have never paid cash dividends on our preferred or common shares.

Record of Dividend Payments and Interest Attributed to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for the distribution of interest attributed to shareholders’ equity to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, a long-term interest rate that includes an inflation factor that is reset quarterly. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:

  50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made; or

  50% of retained earnings.

Dividend distributions are generally not deductible by us under Brazilian law. However, a Brazilian company may elect to treat dividend distributions as “Interest Distributions,” in which case such distributions will be deductible, subject to certain limitations. Any payment of interest on shareholders’ equity to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is a resident in a tax haven. We have not made any such payments to date.

Taxation

Material Brazilian Taxation Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of ADSs or preferred shares by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or a non-Brazilian Holder. The discussion is based upon Brazilian law as currently in effect; any change in such law may change the consequences described below. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian Holder, and each non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in ADSs or preferred shares.

There is no income tax treaty between Brazil and the United States.

Taxation of Dividends. In general, dividends paid by Net Serviços to non-Brazilian Holders or the Depositary in respect of the preferred shares underlying the ADSs out of profits generated on or after January 1, 1996 will not be subject to withholding income tax in Brazil. However, dividends paid from profits generated on or before December 31, 1995 may be subject to Brazilian withholding tax at varying rates.

Taxation of Gains. Brazilian law distinguishes between, on the one hand, direct foreign investments in Brazilian companies and, on the other hand, foreign investments in securities issued by Brazilian companies through the Brazilian capital markets. Under Resolution No. 2,689, which became effective on March 31, 2000, superseding previous regulations known as Annex IV, foreign investors may invest directly in the Brazilian financial and capital markets, as long as they meet certain requirements. See “—Exchange Controls” above.

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of preferred shares in exchange for ADSs nor the withdrawal of preferred shares upon cancellation of ADSs is subject to Brazilian tax.

Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of preferred shares outside Brazil to other non-Brazilian holders.

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents, if they observe the requirements of Resolution No. 2,689, are exempted from withholding income tax, unless the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20%, in which case it will be subject to the same general taxation rules applicable to Brazilian residents.

Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

Any gains realized by a non-Brazilian resident upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 20%, except for gains realized by a non-Brazilian resident located in a jurisdiction which does not impose income taxes or which has an income tax rate lower than 20%, in which case such gain will be subject to tax at a rate of 25%.

Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Brazilian Central Bank is calculated on the basis of the foreign currency amount registered with the Brazilian Central Bank.

There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares will be maintained.

Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or by you, and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 20%.

Interest on Capital Distributions. Dividend distributions are generally not deductible by Net Serviços under Brazilian law. However, Brazilian corporations may make payments to shareholders characterized as interest on capital, or interest on capital distributions as an alternative form of making dividend distributions , in which case such a distribution will be deductible for Brazilian corporate income tax purposes, subject to certain limitations. Net Serviços’ charter does not presently contemplate the payment of interest on capital distributions to shareholders. If Net Serviços were to make such an interest on capital distribution, non-Brazilian holders would incur a 15% withholding income tax with respect to such a distribution. Such withholding would be increased to a rate of 25% for any non-Brazilian holders that are residents of a tax-haven jurisdiction (i.e., jurisdictions that either have no income tax or in which the income tax rate is less than 20%).

Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs or preferred shares by a non-Brazilian holder except that certain Brazilian states may impose such taxes in the case of recipients of gifts or inheritances who are domiciliaries or residents of such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of ADSs or preferred shares. However, non-Brazilian holders will be subjected to the CPMF upon the withdrawal of funds from any Brazilian account in connection with the payment of dividends by Net Serviços or the remittance from Brazil of the proceeds of the sale of preferred shares or of the sale of ADSs in certain private transactions with Brazilian residents. The CPMF is currently imposed at a rate of 0.38%. The CPMF is set to expire in December 2004.

Taxation of Foreign Exchange Transactions. The conversion by a non-Brazilian holder of Brazilian currency into non-Brazilian currency is subject to a tax on exchange transactions known as IOF/Câmbio. The rate of this tax is currently zero, but such rate may be increased by the Minister of Finance to a rate as high as 25%.

Taxation on Bonds and Securities Transactions. IOF/Títulos may be imposed upon the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the Brazilian stock exchange. The rate of this tax is currently zero, but may be increased at the discretion of executive branch.

Documents on Display

Statements contained in this Form 20-F as to the contents of any contract or other document filed as an exhibit to the registration statement summarize their material terms, but are not necessarily complete. We are also subject to the informational reporting requirements of the Exchange Act, which requires that we file periodic reports and other information with the Commission. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but file reports in relation to material events on Form 6-K.

Our reports and other information filed by us with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and are also available for inspection and copying at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials are also available from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at set rates. In addition, the Commission maintains a website www.sec.gov where those of our documents that have been electronically filed with the Commission may be found.

We furnish JPMorgan Chase Bank, as the depositary of ADSs, with annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Brazilian GAAP, together with reconciliation to U.S. GAAP of net income and shareholders’ equity. We also furnish the depositary with six-month reports in English which include audited semi-annual consolidated financial information prepared under Brazilian GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various market risks, primarily related to foreign exchange rates. Market risk is the potential loss arising from adverse changes in the market rates and prices, such as foreign currency exchange rates and interest rates.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.

A substantial portion of our indebtedness and operating costs, including programming arrangements, is denominated in U.S. dollars. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations, as well as our ability to meet our debt service obligations.

The table below provides information about our debt obligation in U.S. dollars. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates.

	As of December 31, 2002 (Expected Maturity Date)
	2002	Total
	(in millions)
Debt denominated in U.S. dollars	219.3	219.3
Debt denominated in Reais	104.4	104.4
Total short-term and long-term debt	323.7	323.7

Interest Rate Risk

We have mitigated our exposure to interest rate volatility through the issuance of indebtedness that has fixed rates of interest. We also attempt to reduce interest rate risk by employing established policies and procedures to manage our exposure to interest rate fluctuations. Nevertheless, we continue to remain exposed to interest rate volatility with respect to any future debt issuances.

The percentages and amounts of our debt subject to fixed and floating interest rates as of December 31, 2002 was as follows:

As of December 31, 2002	Percent	Amount in US$ millions
Floating rate debt:
Denominated in U.S. dollars	38%	US$ 121.6
Denominated in Brazilian reais	32%	104.4

Fixed rate debt:
Denominated in U.S. dollars	30%	97.7
Total	100%	US$ 323.7

Our floating interest rate exposure is primarily subject to the variations of: (i) LIBOR as it relates to the U.S. dollar-denominated floating rate notes and our IFC facility; and (ii) the IGP-M a monthly inflation index published by the Getúlio Vargas Foundation as it relates on the majority of the outstanding debentures issued in Brazil. On December 31, 2002, the TJLP was fixed at 10.0% per year. In 2002, the accumulated IGP-M was 25.3%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not made scheduled principal or interest payments on any of our debt that has come due since December 2, 2002 and we have not maintained specified financial ratios nor met specified financial tests required under certain debt facilities and instruments. Our non-payment of these scheduled principal or interest payments and our inability to maintain or comply with these ratios or financial tests has resulted in violations under a number of our debt facilities and instruments. These violations enable our various lenders and debt holders to accelerate amounts due under their respective debt facilities and instruments. As a result, various of our lenders and debt holders may declare all amounts outstanding under their respective debt facilities and instruments, including accrued interest and other obligations, to be due and payable. In December 2002, Unibanco filed a collection suit against us in the civil court of São Paulo to recover approximately R$72.2 million (US$20.4 million) relating to amounts outstanding on a loan made to us. We cannot assure you that our other lenders or debt holders will not seek to accelerate amounts outstanding under any of our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. Within the 90-day period prior to the filing of this Form 20-F, an evaluation was performed under the supervision and with the participation of Net Serviços’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Net Serviços’ disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that all material information required to be filed in this Form 20-F has been made known to them on a timely basis.

(b) Changes in internal controls. There were no significant changes in Net Serviços’ internal controls, or in other factors that could significantly affect Net Serviços’ internal controls, subsequent to the most recent evaluation of internal controls performed by Net Serviços.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT; CODE OF ETHICS; PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F, together with the report of the independent auditors.

Net Serviços de Comunicação S.A. Consolidated Financial Statements
Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for the Years Ended December 2002, 2001 and 2000
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive loss for the Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	By-laws of Net Servicos de Comunicacao S.A., as amended on October 30, 2002, together with an English-language translation thereof.

2.1

Indenture, dated as of June 18, 1996, among Multicanal Participacoes S.A. (predecessor in interest to Net Servicos de Comunicacao S.A.), as Issuer, the Guarantors named therein, as Guarantors, and The Chase Manhattan Bank N.A., as Trustee, with respect to Net Servicos de Comunicacao S.A.'s issuance of its US$185 million Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

2.2

Indenture, dated as of October 31, 1997, among Net Sul TV a Cabo e Participações Ltda., as Issuer, the Guarantors named therein, as Guarantors, The Chase Manhattan Bank, New York, as Trustee, The Chase Manhattan Bank, New York, as Registrar and Paying Agent, The Chase Manhattan Bank, London Branch, as Transfer Agent, Calculation Agent and Paying Agent, Chase Manhattan Bank Luxembourg, S.A,. as Paying Agent, and Chase Trust Bank, as Principal Paying Agent.

2.3

First Supplemental Indenture, dated as of December 18, 1998, to the Indenture, dated as of October 31, 1997, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

2.4

Second Supplemental Indenture, dated as of August 30, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

2.5

Third Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

2.6

Fourth Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 and October 31, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

4.1

New Shareholders' Agreement, dated as of July 11, 2002, among Distel Holding S.A., Roma Participacoes Ltda., Bradesplan Participacoes S.A., BNDES Participacoes S.A., Microsoft B.V., RBS Participacoes S.A., Zero Hora Editora Jornalistica S.A., and, furthermore, as Intervening Parties, Net Servicos de Comunicacao S.A.'s, Globo Comunicacoes e Participacoes S.A., Bradespar S.A. and Microsoft Corporation, together with an English-language translation thereof.

4.2

Programming Agreement (Contrato de Comissao Mercantil, Prestacao de Servicos, Licenciamento de Marca e Outras Avencas), dated as of May 14, 1996, between Net Brasil S.A. and Multicanal Participacoes S.A. (predecessor in interest to Net Servicos de Comunicacao S.A.), together with letters of amendment and English-language translations thereof (incorporated by reference to Exhibit 4.5 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

4.3

Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicacoes e Participacoes S.A., Roma Participacoes Ltda., Globo Cabo S.A., Bradesplan Participacoes S.A., Bradespar S.A., RBS Participacoes S.A., BNDES Participacoes S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

4.4

First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicacoes e Participacoes S.A., Roma Participacoes Ltda., Globo Cabo S.A., Bradesplan Participacoes S.A., Bradespar S.A., RBS Participacoes S.A., BNDES Participacoes S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

4.5

Second Amendment to the Protocol of Recapitalization of Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicacoes e Participacoes S.A., Roma Participacoes Ltda., Net Servicos de Comunicacao S.A., Bradesplan Participacoes S.A., Bradespar S.A., RBS Participacoes S.A., BNDES Participacoes S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

8.1	List of our Subsidiaries.

12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

                               NET SERVIÇOS DE COMUNICAÇãO S.A.

                          By:  /s/Francisco Tosta Valim Filho
                               ___________________________________
                               Name: Francisco Tosta Valim Filho
                               Title: Chief Executive Officer

                           By: /s/Leonardo Porciúncula Gomes Pereira
                               ___________________________________
                               Name: Leonardo Porciúncula Gomes Pereira
                               Title: Chief Financial Officer

Dated:  June 30, 2003

CERTIFICATION

I, Francisco Tosta Valim Filho, certify that:

1. I have reviewed this annual report on Form 20-F of Net Serviços de Comunicação S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                               By:  /s/Francisco Tosta Valim Filho
                               ___________________________________
                               Name: Francisco Tosta Valim Filho
                               Title: Chief Executive Officer

CERTIFICATION

I, Leonardo P. Gomes Pereira, certify that:

1. I have reviewed this annual report on Form 20-F of Net Serviços de Comunicação S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

                           By: /s/Leonardo Porciúncula Gomes Pereira
                               ___________________________________
                               Name: Leonardo Porciúncula Gomes Pereira
                               Title: Chief Financial Officer

FINANCIALS

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2002, 2001 and 2000
with Report of Independent Auditors

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2001 and 2000

REPORT OF INDEPENDENTS AUDITORS

The Board of Directors and Stockholders of Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.)

We have audited the accompanying consolidated balance sheets of Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Servicos de Comunicacao S.A. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.) will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in notes 3 and 6 to the accompanying consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

ERNST & YOUNG
Auditores Independentes S.C.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
March 25, 2003 except for Note 20, as to which the date is May 6, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001
(Expressed in thousands of United States dollars, except share amounts)

	2002	2001
Assets
Current assets
Cash and cash equivalents	US$15,755	US$12,474
Trade accounts receivable, net of allowance for
doubtful accounts of $11,916 in 2002 and
$10,011 in 2001	29,612	44,729
Recoverable income tax	2,389	10,123
Prepaid expenses	3,109	5,998
Other assets	1,685	4,230
Total current assets	US$52,550	US$77,554

Property and equipment, net	349,914	591,341
Investments and advances to equity investees	857	3,198
Goodwill on acquisition of consolidated subsidiaries, net	221,687	703,293
Judicial deposits	30,426	39,785
Deferred income taxes and recoverable tax	3,437	5,893
Other long-term assets	1,552	4,742

Total assets	US$660,423	US$1,425,806
	2002	2001
Liabilities and stockholders' equity
Current liabilities
Trade accounts payable	US$25,785	US$50,363
Accounts payable to programmers	51,060	32,774
Income taxes payable	201	492
Sales taxes	13,586	20,704
Payroll and related charges	5,680	13,320
Short-term debt	323,748	94,339
Current portion of long-term debt	-	185,098
Deferred subscription revenue	14,846	13,035
Interest payable	44,302	13,103
Other payables and accrued expenses	3,283	10,683
Total current liabilities	US$482,491	US$433,911
Long-term liabilities
Long-term debt, less current portion	-	413,055
Due to related companies	2,111	8,399
Deferred sign-on and hook-up fee revenue	19,980	29,890
Other taxes	3,725	13,223
Reserve for contingencies	112,148	52,861
Other payables and accrued expenses	3,718	15,939
Total long-term liabilities	US$141,682	US$533,367
Total liabilities	US$624,173	US$967,278

Commitments and contingencies

Advances for future capital	-	131,154

Stockholders' equity
Preferred stock, no par value, shares authorized,
issued and outstanding (2002- 1,198,784,187;
2001 - 159,936,142)	1,493,279	1,272,508
Common stock, no par value, shares issued and outstanding (2002-
828,371,343; 2001-121,189,144)	811,737	652,455
Additional paid-in capital	10,357	10,357
Unpaid capital (Subscription Receivable)	-	(12,777)
Accumulated deficit	(2,046,629)	(1,345,624)
Accumulated other comprehensive loss, net	(232,494)	(249,545)
Total stockholders' equity	US$36,250	US$327,374
Total liabilities and stockholders' equity	US$660,423	US$1,425,806

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,
	2002	2001	2000
Revenue
Subscriptions	US$433,538	US$512,263	US$485,004
Sign-on and hook-up fees	9,294	20,456	24,357
Telecommunication services	18,311	24,133	14,824
Other services	26,922	30,970	31,712
Total revenue	488,065	587,822	555,897
Taxes and other deductions from revenues	(84,519)	(94,749)	(67,030)
Net operating revenue	403,546	493,073	488,867
Programming and other direct operating costs	(235,452)	(264,337)	(253,247)
Selling, general and administrative expenses	(91,323)	(110,534)	(128,425)
Depreciation and amortization	(78,692)	(226,148)	(189,112)
Impairment of goodwill	(2,773)	-	-
Other	(3,534)	(1,171)	1,501
Operating costs and expenses	(411,774)	(602,190)	(569,283)
Operating loss	(8,228)	(109,117)	(80,416)
Other income (expenses):
Monetary indexation, net	(26,004)	(39,699)	(34,837)
Loss on exchange rate, net	(134,016)	(85,480)	(27,582)
Interest expense	(67,254)	(85,787)	(72,180)
Financial expense, net	(95,064)	(40,188)	(25,040)
Interest income	7,643	11,730	32,703
Other	(4,807)	508	(7,882)
Total other expenses	(319,502)	(238,916)	(134,818)
Loss before equity in results of investees
and minority interests	(327,730)	(348,033)	(215,234)
Equity loss of investees	(1,162)	(36)	(724)
Minority interests	5	(19)	124
Loss before income taxes and cumulative	(328,887)	(348,088)	(215,834)
effect of accounting change
Income tax expense	(4,385)	(1,385)	(6,500)
Loss before cumulative effect of accounting	(333,272)	(349,473)	(222,334)
change
Cumulative effect of accounting change	(367,733)	-	-
Net loss	US$(701,005)	US$(349,473)	US$(222,334)
Basic and diluted loss per share before
cumulative accounting change	US$(0.35)	US$(1.24)	US$(0.94)

Cumulative accounting change	US$(0.39)	US$-	US$-

Loss per share, basic and diluted	US$(0.75)	US$(1.24)	US$(0.94)

Weighted average number of common
and preferred shares outstanding	939,811,380	280,782,166	236,166,214

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
Years Ended December 31, 2002, 2001 and 2000
(Expressed in thousands of United States dollars, except share amounts)

			Capital
	Number of shares Issued		Capital stock
	Preferred	Common	Preferred	Common	Total	Additional paid-in capital	Unpaid capital	Accumulated deficit	Accumulated others Comprehensive Loss	Total

Balance at December 31, 1999	109,136,188	108,790,219	US$590,162	US$477,953	US$1,068,115	US$10,357	US$(15,156)	US$(773,817)	US$(79,352)	US$210,147
Deferred stock compensation	-	-	-	-	-	-	1,189	-	-	1,189
Issuance of preferred shares	45,577,022	12,398,925	648,367	174,502	822,869	-	-	-	-	822,869
Conversion of debentures	3,240,631	-	21,414	-	21,414	-	-	-	-	21,414
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	(45,049)	(45,049)
Loss for the year	-	-	-	-	-	-	-	(222,334)	-	(222,334)

Balance at December 31, 2000	157,953,841	121,189,144	US$1,259,943	US$652,455	US$1,912,398	US$10,357	US$(13,967)	US$(996,151)	US$(124,401)	US$788,236
Deferred stock compensation	-	-	-	-	-	-	1,190	-	-	1,190
Conversion of debentures	1,982,301	-	12,565	-	12,565	-	-	-	-	12,565
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	(125,144)	(125,144)
Loss for the year	-	-	-	-	-	-	-	(349,473)	-	(349,473)

Balance at December 31, 2001	159,936,142	121,189,144	US$1,272,508	US$652,455	US$1,924,963	US$10,357	US$(12,777)	US$(1,345,624)	US$(249,545)	US$327,374
Amortization of compensation
cost of employees stock purchase plan	-	-	-	-	-	-	594	-	-	594
August 9, 2002 activities
Capitalization of advances made for future capital	23,645,241	352,012,573	5,524	82,235	87,759	-	-	-	-	87,759
Conversion of debentures, net of issuance costs	293,004,176	-	67,297	-	67,297	-	-	-	-	67,297
Capital contribution, net of issuance costs	198,909,005	75,893,597	43,452	14,244	57,696	-	-	-	-	57,696
Capitalization of programming credits due to shareholders	-	3,193,830	-	746	746	-	-	-	-	746

	515,558,422	431,100,000	US$116,273	US$97,225	US$213,498	-	-	-	-	213,498
August 19, 2002 activities
Capitalization of advances made for future capital	37,811,449	276,082,012	8,499	62,057	70,556	-	-	-	-	70,556
Conversion of debentures, net of issuance costs	229,591,244	-	51,607	-	51,607	-	-	-	-	51,607
Capitalization of programming credits due to shareholders	221,691,214	-	49,832	-	49,832	-	-	-	-	49,832

	489,093,907	276,082,012	US$109,938	US$62,057	US$171,995	-	-	-	-	171,995
September 25, 2002 activities
Capitalization of advances made for future capital	35,872,799	-	6,740	-	6,740	-	-	-	-	6,740
Capital contribution, net of issuance costs	22,917	187	3	-	3	-	-	-	-	3

	35,895,716	187	US$6,743	US$-	US$6,743	-	-	-	-	6,743
Treasury stock repurchase	(1,700,000)	-	(12,183)	-	(12,183)	-	12,183	-	-	-
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	-	17,051	17,051
Loss for the year	-	-	-	-	-	-	-	(701,005)		(701,005)

Balance at December 31, 2002	1,198,784,187	828,371,343	US$1,493,279	US$811,737	US$2,305,016	US$10,357	US$-	US$(2,046,629)	US$(232,494)	US$36,250

								2002	2001	2000

Loss for the year								(701,005)	(349,473)	(222,334)
Cumulative Translation Adjustments								17,051	(125,144)	(45,049)

Total Comprehensive loss								US$(683,954)	US$(474,617)	US$(267,383)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Years Ended December 31,

	2002	2001	2000

Operating activities
Net loss for the year	US$(701,005)	US$(349,473)	US$(222,334)
Adjustments to reconcile net loss for the year
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	4,777	2,033	6,109
Amortization of deferred sign-on and hook-up fee
revenues	(4,412)	(5,594)	(6,106)
Equity in loss of investees	1,162	36	724
Exchange losses, monetary indexation and interest,
net	191,436	127,549	53,584
Depreciation and amortization	78,692	226,148	189,112
Impairment of goodwill	2,773	-	-
Deferred income tax	3,364	1,385	5,046
Cumulative effect of accounting change	367,733	-	-
Gain on disposal of assets	(798)	(2,292)	(954)
Amortization of stock purchase plan compensation
cost	594	1,190	1,189
(Increase) decrease in operating assets
Trade accounts receivable	(280)	2,339	(16,080)
Income taxes recoverable	5,638	3,134	(7,840)
Prepaid expenses and other assets	(958)	(11,331)	(3,961)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers	95,774	21,052	36,643
Income taxes payable	1,021	(1,654)	(3,192)
Payroll and related charges	(3,615)	(1,613)	8,552
Sales taxes, accruals and other payables and other	11,316	20,393	23,506
Contingencies accruals	54,503	-	-

Net cash provided by operating activities	107,715	33,302	63,998

Investing activities
Acquisition of investments
and advances to related companies, net of repayments	2,651	(718)	(48,360)
Acquisition of property and equipment	(37,959)	(132,175)	(197,266)
Proceeds from sale of equipment	8,631	3,884	7,654

Net cash used in investing activities	(26,677)	(129,009)	(237,972)

Financing activities
Short-term debt
Issuances	46,120	94,641	96,855
Repayments	(102,266)	(175,272)	(129,568)
Long-term debt
Issuances	-	160,278	211,386
Repayments	(107,423)	(148,700)	(46,054)
Related party loans
Issuances	2,332	154,741	812
Repayments	(1,227)	(39,204)	(19,594)
Capital contributions in cash	91,961	-	24,471

Net cash (used) provided by financing activities	(70,503)	46,484	138,308

Effect of exchange rate changes on cash and cash
equivalents	(7,254)	(11,850)	1,942

Increase (decrease) in cash and cash equivalents	3,281	(61,073)	(33,724)
Cash and cash equivalents at beginning of the year	12,474	73,547	107,271

Cash and cash equivalents at end of the year	US$15,755	US$12,474	US$73,547

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$851	US$1,567	US$192
Cash paid for interest	US$57,288	US$78,072	US$80,219

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
(Expressed in thousands of United States dollars)

1.     The Company and its principal operations

a)    Nature of Business and Financial Conditions

Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company was formed on May 30, 1994 and controls a group of cable subscription television companies. The Company is the leading cable television Multiple System Operator in Brazil. Net Serviços’ shares are traded at the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

Pursuant to a shareholders’ agreement of July 11, 2002, the Company is controlled, jointly with BNDESPAR, Bradesplan, RBS, Roma Participaç&otidle;es Ltda. (Romapar) and Distel Holding S.A. Romapar and Distel are controlled by Globo Comunicaç&otidle;es e Participaç&otidle;es S.A. (Globopar), the largest media and entertainment group in Brazil, which includes TV Globo Ltda., the largest television broadcasting company in Brazil and South America. The following table sets forth the interest in the Company’s common voting capital:

	December 31,

	2002	2001

Distel Holding S.A.	31.0%	10.4%
Roma Participacoes Ltda.	36.2%	46.3%
Bradesplan Participacoes S.A.	15.8%	17.4%
Microsoft B.V.	-	8.7%
RBS Administracao e Cobrancas Ltda.	-	9.2%
RBS Participacoes S.A.	6.8%	-
Public	1.8%	-

Net Serviços provides cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

The Company holds the following direct and indirect subsidiaries in percentage of participation — % at December 31:

	2002		2001

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicacoes S.A.	86.00	14.00	86.00	14.00
Net Belo Horizonte Ltda.	100.00	-	100.00	-
TV Video Cabo de Belo Horizonte S.A.	100.00	-	100.00	-
CMA Participacoes S.A.	50.60	46.60	50.60	46.60
Dabny, LLC	100.00	-	99.99	-
G-MMDS Comunicacoes Ltda.	-	-	99.00	1.00
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasilia Ltda.	100.00	-	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife S.A.	100.00	-	99.99	-
Net Sao Paulo Ltda.	94.37	5.63	94.37	5.63
Cabodinamica TV Cabo Sao Paulo S.A	63.00	37.00	63.00	37.00
Net Campinas Ltda..	100.00	-	100.00	-
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net Sao Carlos S. A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Jaguari Telecomunicacoes S. A.	91.67	8.33	75.00	24.00
Vicom Ltda.	100.00	-	100.00	-
Net Sul Comunicacoes Ltda.	100.00	-	99.99	-
Net Sao Jose do Rio Preto Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	-	100.00	-	100.00
Net Ribeirao Preto S.A.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Goiania S.A.	-	100.00	-	100.00
Net Anapolis Ltda.	-	70.00	-	70.00
Net Campo Grande Ltda.	-	100.00	-	99.98
Net Sorocaba Ltda.	-	100.00	-	100.00
Reyc Comercio e Participacoes Ltda.	0.50	99.50	-	100.00
Multicanal BVI Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicacoes Ltda.	-	100.00	-	100.00
DR - Empresa de Distribuicao e Recepcao da TV	-	100.00	-	100.00
Ltda.
Net Parana Comunicacoes Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Televisao a Cabo de Novo Hamburgo Ltda.	-	100.00	-	100.00
Uruguaiana - Empresa de TV a Cabo Ltda.	-	100.00	-	100.00
Televisao a Cabo Vindima Ltda.	-	100.00	-	100.00
Net Florianopolis S.A.	-	100.00	-	100.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Maringa Ltda.	-	100.00	-	100.00
Americapar Participacoes Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciuma Ltda.	-	60.00	-	60.00
TV Cabo de Chapeco Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Net Sul Provedor de Acesso Ltda.	-	100.00	-	100.00
Cable S.A.	44.25	55.75	-	-
Equity Investees
TV Cabo e Comunicacoes Jundiai S.A. (Jointly controlled)	50.00	-	50.00	-
Net Brasil S.A.	40.00	-	20.00	-

Net Brasil S.A. is a programming and support services broker for the NET and SKY systems, controlled by Distel Holding S.A.

The Company and its subsidiaries have made significant investments in the acquisition, construction and expansion of cable networks. The main construction phase of the cable networks was completed in 1998. These investments and the Company’s operating losses and working capital deficits have been funded by the Company’s stockholders and by loans. In addition, during 2000 the Company made three important acquisitions, Unicabo, Net Sul and Vicom, to enhance its geographical presence in Brazil. During 2001 and 2002, these acquired companies were integrated and consolidated by means of reorganizations.

The devaluation of the Brazilian real in relation to the U.S. dollar, which devalued 52.3% in the twelve month period ended December 31, 2002 had significant effects on the Company’s financial position as the Company has substantial cash obligations denominated in U.S. dollars, including principal and interest on loans, programming contracts and some imported material supplies. The exchange losses for the twelve-month period ended December 31, 2002 reached US$ 134,016, (US$ 85,480 in 2001 and US$27,582 in 2000). The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$ 3.5333: US$1.00 at December 31, 2002, R$ 2.3204: US$ 1.00 at December 31, 2001 and R$1,9554: US$1.00 at December 31, 2000. At March 25, 2003 the exchange rate was R$ 3.3892: US$1.00. The strengthening of the Brazilian Real exchange rate should have a positive effect on the Company’s financial position and results of operations due to its high level of foreign currency denominated debt and programming costs.

During the third quarter of 2002, shareholders increased capital by R$1.2 billion, corresponding to US$392,236, net of issuance costs, of which US$57,699 was received in cash, US$165,055 was represented by advances previously made by shareholders classified as advances for future capital, US$50,578 represented by programming liabilities due to shareholders converted into capital and US$118,904 represented by conversion of debentures held by shareholders. In connection with its capitalization plan, the Company started a process of renegotiating some of its short- and medium-term financial debts to realign its debt service requirement to its projected available cash flow. However, since the definition of the terms and conditions of the financial restructuring were agreed to on July 12, 2002, the overall market conditions in Brazil were volatile and continued to deteriorate. The continued deterioration and volatility led the Company’s Board of Directors to announce on December 2, 2002, its decision to review the Company’s cash flow with a view towards achieving the proper balance and a sustainable capital structure.

As more fully described in Note 9, certain obligations that came due since this announcement were not paid, including trade financing and working capital facilities, interest on the Senior Guaranteed Notes, Floating Rate Notes and interests on the Debentures of 2nd and 3rd issuances. At December 31, 2002, all liabilities arising from the Company’s debt are classified as current and include all related default interest and penalties required by the provisions of each debt instrument. Due to the failure to settle the above described obligations, which could have their payment flows impacted by the completion of the ongoing restructuring process, and the disputes regarding the compliance with restrictive contractual clauses, the Company is subject to the contingency of a collection suit from creditors, either independently or jointly.

Currently, overdue credits corresponding to 6.4% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, nor its ability to continue the negotiations with creditors.

The Company’s Board of Directors and Management understand that it is essential to achieve balance in the short and medium terms and that the negotiations with its financial creditors be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent to the Company’s Business Plan in the medium term. The Company’s Management, aided by specialized financial restructuring and legal consultants, has been continuously working on clarifying the plan to its creditors to make the Company’s debt repayment proposal feasible. During the week of March 17, 2003, the Company submitted a proposal to its creditors, along with its revised business plan. Management expects to complete such negotiations before the end of 2003.

In addition to the 2002 capitalization and ongoing debt-restructuring plan, Management reviewed operating costs and adapted the Company’s investment levels to its cash flow. As part of this process, and based on analysis and recommendations from its Programming Committee (a consulting body of its Board of Directors) the Company is still negotiating with its main content providers through Net Brasil, aiming at detaching its programming costs from the US dollar indexation and align such costs with its revenues.

Management remain focused on achieving additional cost efficiencies, having completed the negotiations relative to important outsourcing initiatives such as those involving Information Technology and the Customer Service Center, reducing the number of employees by 33% (from 4,695 in 2001 to 3,152 in 2002) and substantially improving customer service in the main capitals. Some clear examples of management actions are (i) The recent implementation of the JDEdwards integrated management system and of the budget preparation and management system (Hyperion), (ii) the start of the integration project which should replace all current billing systems with a single system that will serve the whole country and, (iii) actions aiming at improving the quality of its services and subscriber support.

b)     Corporate reorganization plan – merger of stockholder Globotel Participaç&otidle;es S.A.

As a result of certain ownership reorganization at its controlling shareholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participaç&otidle;es S.A. With this merger Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 194,881 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro-rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling shareholders will be given the right to purchase their pro-rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the controlling shareholders. The additional capital paid is transferred to capital upon the issuance of the shares.

2.     Basis of presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America “US GAAP”, using the U.S. dollar as reporting currency. The accounting principles adopted under “US GAAP” differ in certain respects from those required under Brazilian GAAP, used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standars “SFAS” 52 “Foreign Currency Translation” using the real as functional currency as from January 1, 1998 when management concluded that Brazilian economy was no longer highly-inflationary. Under the translation criteria adopted as from January 1, 1998 assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2002 – US$ 1.00: R$ 3.5333; December 31, 2001 – US$ 1.00: R$ 2.3204) and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3.     Significant accounting policies

a)     Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 40 and 50 percent-owned investees, Net Brasil S.A. and Net Jundiaí S.A. respectively, are accounted for by the equity method.

b)     Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

c)    Revenue recognition

Revenue includes fees from subscription service, connection fees and revenues from providing high-speed data services. Revenue is recorded in the month the services are provided. Other services relate primarily to pay-per-view services, which are recognized when services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period that subscribers are expected to remain connected to the system. Telecommunication revenue comprises revenues from the use of Vicom networks for data interchange and is also recorded in the month services are provided. Sales taxes and sales cancellations included in gross revenues are recorded as deductions from revenues.

d)     Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$ 12,160 US$ 17,688 and US$ 7,854 for the years ended December 31, 2002, 2001 and 2000, respectively, which are reflected in the consolidated statement of operations under “Selling, general and administrative expenses”.

e)     Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents.

f)    Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to equity investees under stockholders agreements whereby the Company is committed to finance its share of the development of the investees’ operations. Periodically these advances are capitalized. Allowances are made against these advances when necessary to provide for the Company’s share of the losses of such investees that exceed paid in capital.

g)     Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overheads and financial expenses attributed to the construction of the network during the prematurity phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed data services. Materials to be used for the construction of the cable plant are recorded under property and equipment. Expenses for repairs and maintenance of networks, not considered to extend the useful life of the underlying asset, are charged to operations as incurred. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Optic fiber – 15 years; Buildings — 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment — 5 to 10 years; Vehicles and Data processing equipment — 5 years.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the carrying value exceeds its fair value. Management believes that no impairment of fixed assets existed as of December 31, 2002 and 2001.

In the light of the recent upgrades made to the cable plant in connection with building a two-way communication to allow introduction of its broad band internet services, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable transmission network.

Company management, based on an external independent-study, decided to revise the estimated economic useful lives of specified asset categories, as from January 1, 2002. Accordingly the depreciation rate of the net book value of the following item have been revised:

Description	Prior to 2002	Revised 2002 useful life

Cable Network	5-8	12-15
Optic fiber	10	15
Decoders	8	10
Cable MODEM	8	10

The impact of this change in the estimated useful life was a decrease in depreciation charges resulting in a reduction of Company’s net loss of US$ 8,132 for 2002.

h)     Goodwill

In July 2001, the Financial Accounting Standards Board – FASB issued Statements of Financial Accounting Standards (“SFAS”) 141, “Business Combinations” and 142, “Goodwill and Other Intangible Assets”, which became effective for the Company beginning January 1, 2002 and changes the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the initial impairment review for its four reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its corporate data transmission business into one separate reporting unit. The fair value of the reporting units was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. Upon adoption of FAS 142, the Company recorded a one-time, non-cash charge of US$357 million for Net Sul and US$11 million for Vicom to reduce the carrying values of the goodwill associated with these acquisitions. The charge reflects the overall markets decline since these acquisitions were made during 2000, is non-operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated financial statements.

On December 31, 2002, the date on which the Company decided to perform its annual impairment test, the Company, based on updated fair value analysis of its four reporting units, recorded an additional non-cash charge of US$ 2,773 on the carrying value of Goodwill associated with Vicom, which is recorded as a component of operating income in the accompanying consolidated statement of operations.

i)     Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss and investment carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

j)     Derivative contracts

To help mitigate the Company’s overall foreign currency risk, the Company primarily uses foreign exchange contracts. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded through financial expenses or income.

k)     Per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and preferred stock is considered to be a common stock equivalent in sharing losses. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits.

l)     Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the statement of changes in stockholders’ equity. In our case, comprehensive loss comprises the translation adjustments included in the “CTA” component of stockholders’ equity.

m)     Restructuring charges

The Company reduced its work force by 2,300 employees in 2002 (1,600 in 2001) in connection with its initiatives to realign its cost structure in response to adverse market conditions. Nonrecurring severance charges of approximately US$2,800 in 2002 (US$4,390 in 2001) were fully paid and recorded as “Selling, general and administrative expense” in the statement of operations.

n)     Recent accounting pronouncements

In May 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No.145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145, eliminates the requirement under SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, to report gains and loses from extinguishments of debt as extraordinary items in the statement of operations. Accordingly, gains or losses from extinguishments of debt for fiscal years beginning after May 15, 2002 shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  Upon adoption of this pronouncement, any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented that does not meet the criteria of APB Opinion No. 30 for such classification should be reclassified to conform to the provisions of SFAS No. 145. The Statement also amends SFAS No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Application of SFAS 145 did not impact the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Disposal Obligations”, which became effective for the Company beginning January 1, 2003.  SFAS No. 146 supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)".  SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan.  The adoption of SFAS No. 146 had no impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and had no impact into these financial statements and accompanying footnotes.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in it interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness to Others”, which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company’s financial statements are not impacted by the application of this Interpretation.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51", (FIN 46”). This interpretation of Accounting Research Bulletin No.51, “Consolidated Financial Statements”, addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics:

The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity.

The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

— The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

— The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities.

— The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the fist fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises as of the end of the applicable annual period.

This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company is still evaluating the impact of this interpretation on its financial statements. However, the Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.

4.     Cash and cash equivalents

Cash and cash equivalents at December 31, 2002 include US$ 9,336 (US$ 27 in 2001) invested in highly liquid securities in the Brazilian financial markets, principally in first tier bank certificates of deposits, short-term government bonds and other money-market securities, with initial maturities of 30 days, with daily liquidity thereafter. The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

5.     Recoverable income tax

	2002	2001

Withholding income taxes	US$5,372	US$10,922
Current portion	(2,389)	(10,123)

Long-term portion	US$2,983	US$799

Recoverable income tax represents income tax withheld upon redemption of certain investments and is available to be utilized against other similar income taxes payable. The Company and its operating subsidiaries are using these credits to offset payroll income tax withheld from employees.

6.     Goodwill on acquisition of consolidated subsidiaries, net

As discussed in Note No. 3, in January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142, the Company recorded a non-cash charge of US$367,733 to reduce the carrying value of Goodwill. Such charge is non operational in nature and is reflected as a cumulative effect of accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment is associated with the decline in Company’s stock price since the acquisitions of Net Sul and Vicom were made during 2000.

The Company recorded amortization expense of $63,726 and $49,488 for the years ended December 31, 2001 and 2000, respectively. As of January 1, 2002, in connection with the adoption of SFAS No. 142, the Company no longer amortizes goodwill. Applying the effects of adoption of SFAS 142 to the years ended December 31, 2001 and 2000, would have resulted in the following pro-forma net loss for the years ended December 31, 2001 and 2000:

	2001	2000

Net loss as reported on historical basis	US$(349,473)	US$(222,234)
Exclude amortization of goodwill	63,726	49,488

Pro forma net loss	US$(285,747)	US$(172,746)

Pro forma net loss per share basic and diluted	US$(1.02)	US$(0.73)

Because goodwill is nondeductible for tax purposes, there is no income tax impact. The impairment charge was treated as a permanent difference in the computation of the deferred taxes, same treatment previously given to goodwill amortization.

A Summary of changes in the Company’s goodwill during the year ended December 31, 2002 and total assets at December 31,2002, by reporting units is as follows:

	January1,	Cumulative Effect of Accounting Change	Loss on Translation	4th Quarter Impairment	December 31, 2002

Region I
Net Campinas S.A.	US$58,070	US$-	US$(19,934)	US$-	US$38,136
Net Sao Paulo Ltda.	27,294	-	(9,369)	-	17,925
Net Sao Carlos S.A.	6,052	-	(2,077)	-	3,975
Net Piracicaba Ltda	4,460	-	(1,531)	-	2,929
Net Franca S.A.	828	-	(284)	-	544
Net Indaiatuba S.A.	136	-	(46)	-	90
Others	12,424	-	(178)	-	12,246

Region II
Net Belo Horizonte Ltda.	13,269	-	(4,555)	-	8,714
Net Rio S.A.	12,854	-	(4,412)	-	8,442
Net Brasilia Ltda.	6,116	-	(2,100)	-	4,016
Net Recife S.A.	1,426	-	(489)	-	937
Others	1,637	-	(562)	-	1,075

Region III
Net Sul Comunicacoes Ltda.	529,801	(357,000)	(59,318)	-	113,483

Region IV
Vicom Ltda.	28,926	(10,733)	(6,245)	(2,773)	9,175

TOTAL	US$703,293	US$(367,733)	US$(111,100)	US$(2,773)	US$221,687

During the fourth quarter the Company performed its annual impairment review for goodwill and recorded an additional charge of US$2,773 related to Vicom, which is recorded as a component of operating income in the accompanying statement of operations. The charge reflects Vicom’s lower than expected performance mainly due to lack of Capex investments during 2002. The cable reporting units had no additional impairment charge even considering the higher discount rates applied, mainly to the positive effects of the cost reduction measures taken since the acquisitions on their future cash flows. The translation loss was included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity, and in the statement of comprehensive loss for the year.

7.     Property and equipment, net

At December 31, property and equipment consisted of:

	December 31, 2002			2001
	Cost	Accumulated depreciation	Net Book Value	Net Book Value

Cable network	US$667,102	US$(402,268)	US$264,834	US$435,313
Data processing equipment	63,599	(33,000)	30,599	51,099
Buildings and improvements	8,358	(4,856)	3,502	4,625
Fixtures, fittings and installations	8,309	(3,932)	4,377	7,855
Vehicles	1,981	(1,479)	502	1,343
Other	49,237	(41,649)	7,588	20,376

	798,586	(487,184)	311,402	520,611
Cable construction materials	37,641	-	37,641	69,403
Land	871	-	871	1,327

Total property and equipment, net	US$837,098	US$(487,184)	US$349,914	US$591,341

Total accumulated fixed costs and financial expenses capitalized in the cable network during the prematurity phase, net of amortization, amount to US$ 6,296 at December 31, 2002 (US$ 16,905 at December 31, 2001).

8.     Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicaç&otidle;es S.A., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda, the Globo Group arm that distributes video content through its DBS systems.

The amounts paid to Net Brasil related to broker commission during the years ended December 31, 2002, 2001 and 2000 were US$1,904, US$1,616, US$2,626, respectively. The amounts paid to Globosat for programming during the years ended December 31, 2002, 2001 and 2000 were US$19,648, US$11,507 and US$12,227, respectively. The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the years ended December 31, 2002, 2001 and 2000 were US$6,510, US$7,661 and US$4,357, respectively.

The amounts due to and due from related companies as of December 31, 2002 and 2001 are as follows:

	2002		2001
	Assets	Liabilities	Assets	Liabilities
Distel Holding S.A.	US$-	US$566	US$-	US$695
RBS Administracao e Cobranca Ltda.	-	315	-	7,704
Net Brasil S.A	-	49,927	-	32,916
Globosat Comunicacoes Ltda.	-	2,223	-	66
Other	14	-	288	-

	US$14	US$53,031	US$288	US$41,381

The amounts due to Net Brasil S.A. and Globosat Comunicacoes Ltda. are classified as "Accounts payable to programmers" under current liabilities.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participaç&otidle;es S.A. The aggregated amounts paid to entities related to Bradesplan for property insurance, employee health insurance and collection fees during the years ended December 31, 2002, 2001 and 2000 were US$4,498, US$7,091, US$16,444, respectively.

As described in note 9(x), the Company has obtained loans from Banco Nacional do Desenvolvimento Social – BNDES an entity related to BNDESPAR.

9.     Debt

At December 31, debt consisted of:

	2002	2001

U.S.dollar denominated debt:
(i) Multicanal Senior Guaranteed Notes	US$97,692	US$97,692
(ii) Net Sul Floating Rate Notes	72,300	80,000
(iii) Trade Financing Loans	37,642	76,837
(iv) Facilities from the International Finance Corporation IFC	11,681	47,011
(v) Jonquil Ventures Ltd. Zero Coupon Guaranteed Notes with annual interest of 12.54% repaid at the final maturity on July 15, 2002	-	45,711

	219,315	347,251
Brazilian R$ denominated debt:
(vi) Non-Convertible debentures	55,229	84,098
(vii) Convertible Debentures with interest due annually at an annual interest rate of 12% over the indexation at the IGPM domestic index	11,444	155,405
(viii) Working Capital Loans	30,056	22,471
(ix) Proceeds from sale of future receivables to Cable S.A. repaid in 2002	-	38,786
(x) Brazilian reais facilities from the BNDES with annual interest between 3.5% to 4.3% over the indexation at the TJLP domestic index	-	29,811
Other	7,704	14,670

	104,433	345,241

	323,748	692,492
Less current portion	-	(185,098)
Less amounts reclassified to short-term debt	(323,748)	(94,339)

Long-term debt	US$-	US$413,055

The various base rates used to determine the interest rate of the Company's debt at December 31, follows:

	2002	2001
LIBOR	1.44%	2.44%
TJLP	10%	10%
CDI	24.83%	19.02%
IGPM	25.30%	10.84%

(i) Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004 with interest payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A. and Net Recife S.A. and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The Notes are redeemable at Net Serviço’s option, in whole but not in part at 100% of the principal amount plus accrued interest in the event of certain changes affecting the withholding tax treatment of the Notes. Each holder was entitled to require that Net Serviços redeem the Notes at a redemption price of 101% of the principal amount on June 18, 2001, together with accrued interest to date. On March 20, 2001, the Company offered a waiver payment of US$ 7 per US$ 1,000 of principal amount held to holders that agreed not to exercise its redemption right on June 18, 2001. Holders of Senior Guaranteed Notes representing the principal amount of US$ 71,882 accepted the waiver payment, thereby agreeing to hold their notes until final maturity. In addition, holders representing the principal amount of US$ 25,810 did not accept the offer of a waiver payment, but nonetheless did not exercise their right on June 18, 2001. Accordingly, Senior Guaranteed Notes in the principal amount of US$ 97,692 will be held to maturity.

Senior Guaranteed Notes representing the principal amount of US$ 87,300 were redeemed on June 18, 2001. The Company’s wholly owned subsidiary Jonquil Ventures Ltd acquired Senior Guaranteed Notes representing the principal amount of US$ 44,000 with the proceeds of a sale in the European market of US$ 52,000 aggregate principal amount of “Zero-coupon Guaranteed Notes” repaid in July 2002.

The amount payable at the final maturity on June 18, 2004 includes a premium equal to 5% of the principal amount, which is accrued as interest expense by the Company.

The Company did not fulfill the interest payment of US$ 8,927, due on December 18, 2002.

According to the terms of the Senior Notes, payments of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. The Company recorded an accrual for these potential withholding taxes expenses in the amount of US$ 7,216 in connection with the Notes maturity acceleration.

At December 31, 2002, the Company is not in compliance with the net debt over operating cash flow financial covenant, which as defined in the agreement should not exceed 6.0 to 1.0 for the year.

(ii) Net Sul Floating Rate Notes

On October 28, 1997 Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each year from January 31, 1998. Floating Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary guarantors.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30, 2002, the deadline for the exercise of the put options on the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, representing 24% of the total, notified the Company of their option. On October 30, 2002, Company’s wholly owned subsidiary Jonquil Ventures Limited acquired the Notes from these holders in the secondary market.

The Company did not fulfill the interest payment of US$ 932, due on January 31, 2003.

The “Floating Rate Notes” issuance agreement requires that the Company should maintain the interest coverage ratio, EBITDA (income before tax, interest, depreciation and amortization) over net interest expense, as defined in the agreement above 1.80 for the fiscal year 2002. On December 31, 2002, this ratio was 1.049, calculated according to the terms of the agreement and based on USGAAP.

(iii) Trade Financing Loans

Trade financing loans are short-term loans with local banks, guaranteed by the Company or its wholly owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were 7.90% at December 31, 2002 and 9.10% at December 31, 2001.

(iv) International Finance Corporation (IFC)

Under the IFC Facility, IFC provides loans to Distel Holding for the purpose of financing Distel Holding’s subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding remains jointly and severally liable with the Assignees for all amounts borrowed by them. All borrowings under the IFC Facility are guaranteed by Globopar and members of Roberto Marinho Family. The IFC may enforce all obligations directly against the relevant Assignee, as well as against Distel Holding.

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. Under the IFC Facility, the loans are to be repaid in twelve semi-annual installments beginning on April 15, 1999 and ending on October 15, 2004 and contain a variety of covenants.

The Company and its controlling shareholders Distel and Globopar have agreed with the IFC a series of amendments to the covenants contained in the IFC facility, in order to conform them to the terms of its other US dollar denominated indebtedness. The Company is in compliance with the amendatory letter dated October 31, 2001.

The Company is not in compliance with the financial covenants related to the IFC debt.

There are no overdue principal or interest amounts related to the IFC Facility.

(v) Jonquil Ventures Ltd. Zero Coupon Guaranted Notes

On June 15, 2001, our subsidiary Jonquil Ventures Ltd. sold in the European Market US$52.0 million aggregate principal amount at maturity of zero-coupon notes due July 15, 2002. The zero-coupon notes were guaranteed by the Company.

(vi) Non-Convertible Debentures

On February 7, 2001, the Company issued Brazilian R$ denominated debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on issuance date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on issuance date).

As a result of negotiations, to eliminate the floating assets pledge that previously had applied to these debentures, interest is due at CDI plus 1.05% per annum.

Due to the Company’s debt maturities acceleration, the deferred costs of the issuance and distribution of the debentures were fully expensed on December 31, 2002.

The Company is not in compliance with the financial covenants related to the non-convertible debentures.

The Company did not fulfill the interest payment due on December 1, 2002 of US$ 5,238.

(vii) Convertible Debentures

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on issuance date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on issuance date), convertible into preferred shares maturing in December 2006.

As described in Note 1, during 2002, convertible debentures in the amount of R$365,817 thousand (equivalent to US$118,904 at the exchange rate in force at the date of the issuance of shares, net of issuance costs) were converted into equity as part of the Company’s recapitalization process. Out of the 3,500 convertible debentures issued 258 (7.4%) are outstanding.

As a result of negotiations to eliminate the floating asset pledge that previously had applied to these debentures, the Company paid an additional R$ 1,200 in respect of each debenture, which was recorded as interest expense.

The Company is not in compliance with the financial covenants related to the convertible debentures.

The Company did not fulfill the interest payment due on December 1, 2002 in the amount of US$ 1,289.

(viii)Working capital loans

The working capital loans obtained at local banks bear interest of CDI plus 3.24% per annum. These loans became overdue in December 2002 and include interest and other penalties accrued according to the agreements.

(ix) Proceeds from sale of future receivables to Cable S.A.

On June 11, 2001 the Company and its subsidiaries Net SÃo Paulo Ltda. and Net Rio S.A. entered into financial transactions with a specific limited purpose company named Cable S.A. The proceeds from these transactions amounted to US$ 52,063 and were settled by means of exchanging future accounts receivable from subscribers over a 15-month period with a grace period of 3 months ended in September 2002. Interest and other financial charges on these facilities were expensed on accrual basis over the 15-month period.

(x) Brazilian R$ facilities from the BNDES

During 1997 and 1998 certain of Net Serviços’ subsidiaries obtained loan facilities pursuant to loan agreements with the BNDES (Nacional Economic and Social Development Bank), used for expansion and upgrading of their cable networks, which were fully repaid.

Other debt related matters

Financial expenses, net: In 2002, the amount recorded in the statement of operations as financial expense relates primarily to the fees, charges and other costs incurred as a result of the debt default situation noted in the debt items above and a reserve for Financial Operations Tax (IOF) under intercompany transactions, as more fully described in Note 14. In 2001 and 2000, the amounts relate primarily to the amortization of financial charges associated with the issuance of debt instruments, the ContribuiçÃo Provisória sobre MovimentaçÃo Financeira (CPMF), a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS taxes on financial revenues derived from short-term investments.

Monetary variation, net: Consists of monetary correction charges on real-denominated debt, which principal amounts are adjusted periodically based on the IGPM inflation index, and the Company’s debt from BNDES, the interest rates on which are adjusted periodically based on TJLP interest rate.

Loss on exchange rate, net: Consists of foreign exchange gain and losses on U.S. dollar-denominated debt, as function of the U.S. dollar’s appreciation or devaluation in relation to the real.

10. Stockholder’s equity

Capital stock can be increased up to the limit of R$5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At December 31, 2002, the Company’s local currency financial statements presented an accumulated deficit of US$ 318,508 (December 31, 2001–US$ 843,290).

Relationships among controlling shareholders of Net Serviços are defined in the shareholders’ agreement entered on July 11, 2002. As per the agreement, any shareholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the shareholders’ agreement, allowing the right of first refusal. The agreement also provides for issuances at the Board of Directors discretion, as referred below, to be approved by the simple majority of the board members that attend to the meeting, which shall include the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts. As defined in the shareholders’ agreement, the Company’s Board of Directors shall comprise of a minimum of 9 (nine) and a maximum of 12 (twelve) regular members, and the same number of alternate members, all shareholders of Net Serviços and indicated by the Qualified Investors, being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of Directors.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned from January 1, 1996.

During 2002, the Board of Directors approved an aggregated increase in the Company’s capital stock of R$ 1.2 billion (US$392,236) by issuing for public subscription 707,182,199 common shares and 1,040,548,045 preferred shares, all nominative, no-par value, at the price of R$ 0.70 each.

During 2001 the Company issued 19,823,010 new preferred shares due to the option exercised of convertible debentures as mentioned in note 9.

On May 31, 2000, the stockholders approved an acquisition of the remaining 50% ownership on the previously jointly controlled Company Unicabo Participações e Comunicações Ltda. The Company issued 40,000,000 preferred shares having a market value of US$ 61,582 at that date to José Bonifácio Coutinho Nogueira.

On July 17, 2000, the Company issued 28,648,365 new preferred shares having a market value of US$ 41,952 at that date to UniÃo Comércio e Participações Ltda. (9.549.455 shares), Globo Comunicações e Participações S.A. (9.549.455 shares), Victory Telecomunicações S.A. (9.549.455 shares), as consideration for the acquisition of Vicom Ltda.

On September 18, 2000 the Company issued 123,989,259 new common shares and 387,121,852 preferred shares, having a market value of US$ 719,335 at that date to Caboparbs Participações S.A., an affiliate of RBS Group as consideration for the acquisition of Net Sul Comunicações Ltda.

During the twelve-month period ended December 31, 2000, the Company issued 32,406,312 new preferred shares due to the option exercised of the convertible debentures as mentioned in note 9.

11. Advances for future capital

Capital advances represent funds advanced by Distel Holding S.A. that subject to certain conditions may be converted into common and preferred shares. During 2002, Distel Holding S.A. converted such advances into approximately 23 million and 352 million preferred and common shares, respectively.

12. Employee stock purchase plan

On April 17, 1997, the Company’s stockholders approved a Stock Purchase Plan to be offered to selected officers and other employees of Net Serviços and its subsidiaries, with the object of encouraging them to participate in the Company’s development and in enhancing its stockholder value.

On June 11, 1997, in connection with the aforementioned stock purchase plan, the Company’s stockholders approved the issue of 1,700,000 preferred shares totally subscribed by the officers and employees who exercised the option to purchase Net Serviços shares at a price equivalent to US$ 0.80, with an initial payment which, in aggregate, amounted to 10.4% of the total price paid up in July 1997. The capital increase totaled US$19,550 based on the traded market price of the shares. The balance of the subscription price payable by the officers and employees was presented as unpaid capital in the stockholders’ equity.

The difference between the price subscribed by the officers and employees and the traded market price of the shares on July 11, 1997 (equivalent to US$ 1.15) was recorded as a deferred compensation cost of US$ 5,950, and was amortized, as selling, general and administrative expenses, ratably up to June 2002. The Company repurchased the 1,700,000 shares for the same amount receivable from the officers and employees and recorded the unpaid capital as a reduction of paid-in capital.

13. Income tax

The statutory rates applicable in each period were as follows (in percentages):

	2002	2001	2000

Federal income tax	25%	25%	25%
Social contribution	9%	8%	9%

Composite federal income tax	34%	33%	34%

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s per tax loss to the tax expense follows:

	Years ended December 31,
	2002	2001	2000

Loss before cumulative effect accounting change, income tax, equity in results of investees and minority interests in losses of consolidated subsidiaries	US$(327,730)	US$(348,033)	US$(215,234)
Statutory composite tax rates	34.00%	33.00%	34.00%

Tax benefit at statutory rates	US$111,428	US$114,851	US$73,180
Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and Social tax on permanent differences USGAAP	63,859	4,542	95,835
Income and Social tax on permanent differences BRGAAP	(104,873)	(3,521)	(72,509)
Non deductible goodwill amortization and
impairment	(2,773)	(10,278)	(3,954)
Other	(35,167)	(3,480)	(6,456)
Increases/decreases in valuation allowance	(36,859)	(103,499)	(92,596)

Income tax expenses, net per consolidated statement of operations	US$(4,385)	US$(1,385)	US$(6,500)

Current income tax	(1,021)	(916)	(1,454)
Deferred income tax	(3,364)	(469)	(5,046)

Income tax benefit expenses, net	US$(4,385)	US$(1,385)	US$(6,500)

The net deferred tax asset is comprised as follows:

	December 31,
	2002	2001

Deferred tax assets:
Tax loss carryforwards	US$222,284	US$259,694
Differences between Brazilian tax basis and
US GAAP - accounting principles related to
deferred hook-up revenue charges and financial leasing	6,538	19,734
Accrued expenses - not currently deductible	22,982	23,738

	251,804	303,166

Deferred tax liabilities:
Differences between Brazilian tax basis and US GAAP - accounting principles related to
- differences in depreciation rates, capitalized financial expenses and other items affecting property and equipment	(5,043)	(14,714)
- other differences between tax basis and
Reporting basis of assets and liabilities,
Resulting from change in functional currency	(16,127)	3,269

	(21,170)	(11,445)

Net deferred tax assets	230,634	291,721
Valuation allowance	(230,180)	(286,627)

Net deferred tax asset-non current	US$454	US$5,094

Net Serviços principal operating subsidiaries continue to record tax losses and, accordingly, valuation allowances continue to be recorded for deferred tax assets recognized in these companies.

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2002 and 2001, the Company and its subsidiaries had tax loss carryforwards of US$ 676,799 and US$ 732,225, respectively.

14. Commitments and contingencies

a) Commitments

Future minimum rental payments required under non-cancelable operating leases are not significant.

Rental expenses for the years ended December 31, 2002, 2001 and 2000 were US$17,761, US$19,638 and US$20,698, respectively.

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

At December 31, the reserves for contingent liabilities are summarized below:

	2002	2001

Tax related matters	US$99,525	US$44,083
Labor related claims	6,958	4,693
Civil related claims	5,665	4,085

Total	US$112,148	US$52,861

Following is a description of the Company’s major tax related matters:

(i) 2002 activity:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transactions are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decision in respect to this matter, management has established a reserve of US$34,738 during 2002. It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of approximately US$17,547 relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from September 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$4,693 for potential losses related to this assessment.

The Company is defending a federal tax assessment notice in the amount of US$ 6,170 due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Based on its substantial defense arguments and the opinion of its external legal counsel that the chance of an unfavorable outcome is remote, the Company did not establish reserves for this dispute.

The subsidiaries Net Campinas Ltda. and Net SÃo José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments, a result of the delay in the payment of the installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 2,805 for losses related to this matter.

(ii) Previous years matters:

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. The amount of US$ 36,247 (US$ 40,564 in 2001) is currently recorded under reserve for tax contingencies. Since July 1999, the subsidiaries have given up these proceedings and started to pay these contributions normally.

The judicial deposits made in connection with this litigation in the amount of US$15,956 will be relinquished upon an official judicial ruling and used to offset the amounts due related to this dispute.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2002, court deposits related to this dispute amounts to US$ 6,219.

The subsidiary Net SÃo Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 2,269, related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 2,258 to cover potential losses arising from this dispute.

Certain operators controlled by the Company are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 1,280 (US$ 800 in 2001).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 4,796. All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages filled by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 30,426 (US$ 39,785 in 2001), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

15. Financial instruments

a) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

b) Fair value

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

(i) Cash and cash equivalents, accounts receivable and accounts payable

Due to the short-term nature of these accounts, the carrying amounts reported in the balance sheet approximate the fair values.

(ii) Debt

At December 31, 2002 the carrying value of debt was comprised as follows:

Description	Carrying Value

Multicanal Senior Guaranteed Notes	US$ 97,692
Net Sul Floating Rate Notes	72,300
Trade Financing Loans	37,642
IFC Credit Facility	11,681
Non-Convertible Debentures	55,229
Convertible Debentures	11,444
Working Capital Loans	30,056
Other	7,704
Total	US$ 323,748

As previously noted, the Company is in default of certain loan and related covenant agreements. The Company is in current discussions with their creditors to renegotiate certain repayment terms and conditions. Concurrent with such discussions, the Company continues to reorganize their operations in an attempt to enhance their cash flow and profitability.

The Multicanal Senior Guaranteed Notes, which corresponds to approximately one third of the debt, is publicly traded. Even though those instruments are not liquid, based on very limited trading activity over the last 6 month-period, management estimates that these instruments would be trading at between 30-40 cents on the dollar. However, due to the limited trading volume and lack of a well-defined Brazilian market for all such instruments, this may not be an indicative of the fair value amounts for or the amounts for which this debt could be settled.

The remaining debt is neither public nor liquid. Due to the complexities of the current default situation, negative credit ratings, ongoing debt restructuring process and corporate reorganization activities, it is not possible to provide a reliable estimate of the fair value of these debt instruments, as the ultimate outcome of the negotiations is unknown.

(iii) Derivatives

In order to help manage the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, Net Serviços entered into short-term forward interest and foreign exchange swaps contracts throughout 2002. At December 31, 2002 there were no outstanding contracts.

16. Non-cash transactions

The following non-cash transactions occurred as part of the recapitalization of the Company:

  Programming credits amounting to R$155,184 thousand (equivalent to US$49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$2,236 thousand (equivalent to US$746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

  Capital advances in the amount of R$383,191 thousand (equivalent to US$123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$18,491 thousand (equivalent to US$6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS AdministraçÃo e Cobrança Ltda. were capitalized.

  Convertible debentures in the amount of R$365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

17. Guarantor subsidiaries — consolidating statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the US$97,692 12.625% Notes due 2004, which are senior unsecured obligations of Net Serviços de ComunicaçÃo S.A., ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de ComunicaçÃo S.A.‘s consolidated subsidiaries, except for Net Anápolis, Net Rio, Net Brasília, Net Recife , Cabodinâmica TV Cabo SÃo Paulo S.A. (Old Net SÃo Paulo), Net Campinas, Net Indaiatuba, Net SÃo Carlos, Net Franca, Jaguari Telecomunicações, Vicom Ltda. and Net Sul Comunicações Ltda .and its subsidiaries and the guarantee of the US$80,000 LIBOR plus 3.00% to 3.625% Floating Rate Notes equal to three-month LIBOR as quoted on display page 3750 of the Dow Jones Markets Service, plus the Applicable Margin due 2005, which are direct, unconditional, unsecured and uncoordinated obligations of Net Serviços de ComunicaçÃo S.A. and are jointly and severally guaranteed by Net Sul subsidiary Guarantors. The condensed consolidated balance sheet at December 31, 2002 and 2001 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002, are presented for (i) Net Serviços de ComunicaçÃo S.A., (ii) subsidiaries which are guarantors of the Multicanal Senior Guaranteed Notes (all wholly-owned), (iii) subsidiaries which are guarantors of the Floating Rate Notes (Net Sul), (iv) subsidiaries that are not guarantors and (v) elimination entries, for purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Net Serviços de ComunicaçÃo S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been considered as included in the column “Wholly-owned subsidiaries (combined)".

	Net Serviços (parent company)	Wholly-owned subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)
Balance Sheet
Current assets
Cash and cash equivalents	US$ 260	US$ 7,995	US$ 126	US$ 3,905	US$ 3,469	US$ -	US$ 15,755
Accounts receivable, net	-	17,959	952	1,407	9,294	-	29,612
Other current assets	2,055	1,418	359	514	2,837	-	7,183
	US$ 2,315	US$ 27,372	US$ 1,437	US$ 5,826	US$ 15,600	US$ -	US$ 52,550
Property and equipment, net	29,606	158,187	35,967	35,861	90,293	-	349,914
Investments and advances to investees	857	-	-	-	-	-	857
Investments and advances to consolidated subsidiaries	72,493	329,731	(14,028)	14,028	5	US$ (402,229)	-
Goodwill, net (consolidated subsidiaries)	205,006	16,680	-	-	-	-	221,687
Other assets	76,022	(50,838)	(7,858)	14,878	3,212	-	35,415
Total assets	US$ 386,299	US$ 481,132	US$ 15,518	US$ 70,593	US$ 109,110	US$ (402,229)	US$ 660,423
Current liabilities
Accounts payable to suppliers and programmers	US$ -	US$ 26,255	US$ 5,345	US$ 5,086	US$ 14,374	US$ -	US$ 51,060
Short-term debt	216,521	23,630	72,136	4,523	6,938	-	323,748
Due to related companies	48,117	15,824	-	-	-	(63,941)	-
Current portion of long-term debt	-	-	-	-	-	-	-
Other current liabilities	41,056	37,949	7,523	3,420	17,735	-	107,683
US$ 305,694	US$	103,658	US$ 85,004	US$ 13,029	US$ 39,047	US$ (63,941)	US$ 482,491
Long-term liabilities
Long-term debt	-	-	-	-	-	-	-
Due to related companies	2,111	370,034	(22,723)	81,862	168,988	(598,161)	2,111
Deferred sign-on and hookup fee revenue	-	10,682	24	2,322	6,952	-	19,980
Other payables and accruals	42,244	45,529	8,325	4,241	19,252	-	119,591
	US$ 350,049	US$ 529,903	US$ 70,630	US$ 101,454	US$ 234,239	US$ (662,102)	US$ 624,173
Minority interestes in consolidated subsidiaries	-	-	119	-	-	(119)	-
Stockholders' equity (deficit)
Capital	US$ 2,315,373	US$ 338,935	US$ 67,337	US$ 117,150	US$ 98,685	US$ (622,107)	US$ 2,315,373
Accumulated deficit	(2,046,629)	(737,908)	(136,890)	(170,003)	(323,592)	1,368,393	(2,046,629)
Cumulative translation adjustments	(232,494)	350,202	14,322	21,992	99,778	(486,294)	(232,494)
	US$ 36,250	US$(48,771)	US$(55,231)	US$ (30,861)	US$ (125,129)	US$ 259,991	US$ 36,250
	US$ 386,299	US$ 481,132	US$ 15,518	US$ 70,593	US$ 109,110	US$ (402,229)	US$ 660,423
	Net Serviços (parent company)	Wholly-owned subsidiaries (combined)	Net Sul Non guarantors	Guarantors Net Sul guarantors	Non-guarantors subsidiary	Eliminations	Net Serviços (consolidated)
Statement of operations
Net revenue	US$ -	US$ 186,561	US$ 43,068	US$ 35,641	US$ 134,775	US$ 3,501	US$403,546
Direct operating expenses	-	(107,871)	(22,446)	(21,546)	(80,093)	(3,496)	(235,452)
Selling, general and administrative expenses	(25,914)	(19,686)	(6,912)	(5,458)	(14,540)	(6)	(72,516)
Depreciation and amortization	(9,965)	(25,717)	(8,048)	(10,993)	(26,742)	-	(81,465)
Cumulative effect of accounting change	(367,733)	-	-	-	-	-	(367,733)
Other, net	(3,367)	(8,816)	(1,930)	(379)	(7,849)	-	(22,341)
Pre-acquisition income	-	-	-	-	-	-
Exchange gains (losses), net	(79,841)	(23,950)	(37,752)	(7,309)	(11,168)	-	(160,020)
Financial expense	(130,768)	67,420	(8,399)	(2,437)	(53,332)	(47,316)	(174,832)
Financial income	159,019	(187,558)	202	185	991	47,318	20,157
Equity in results of consolidated subsidiaries	(238,766)	327,165	4,225	-	557	(93,181)	-
Investees	(1,162)	-	-	-	-	-	(1,162)
Other, net	(2,508)	(2,859)	304	252	9	-	(4,802)
Income tax	-	(347)	(703)	223	(3,558)	-	(4,385)
Minority interest in results of consolidated subsidiaries	-	-	-	-	601	(601)	-
Loss for the period	US$ (701,005)	US$ 204,342	US$ (38,391)	US$ (11,821)	US$ (60,349)	US$ (93,781)	US$ (701,005)
Statement of Cash Flows
Net cash provided by operating activities	US$ 393,445	US$ (769,312)	US$ 20,289	US$ 20,030	US$ 13,743	US$ 429,520	US$ 107,715
Cash used in investing activities
Acquisition of property and equipment	(8,731)	(13,504)	(3,152)	(3,112)	(9,460)	-	(37,959)
Acquisition of investments and advances	(236,504)	(51,473)	-	-	(9)	290,637	2,651
Net cash acquired from acquisition Unicabo
Proceeds from sale of equipment	105	(10,938)	1,400	1,383	16,681	-	8,631
Net cash provided by financing activities
Change in overdraft facilities, net
Short-term debt
Issuances	35,759	7,248	473	466	2,174	-	46,120
Repayments	(30,166)	(69,919)	-	-	(2,181)	-	(102,266)
Long-term debt
Issuances	-	-	-	-	-	-	-
Repayments	(684)	(97,673)	(3,943)	(3,893)	(1,230)	-	(107,423)
Related party loans
Issuances	320,338	104,472	28,707	-	94,630	(574,157)	2,332
Repayments	(342,142)	584,694	(23,735)	(19,652)	(54,392)	(146,000)	(1,227)
Capital contribution	91,961	-	-	-	-	-	91,961
Spin off	-	-	-	-	-	-	-
Effect of exchange rate changes
on cash and cash equivalents	(226,439)	319,366	(21,072)	(20,804)	(58,305)	-	(7,254)
Cash and cash equivalents -
beginning of period	3,318	5,034	1,159	1,145	1,818	-	12,474
Cash and Cash equivalents - end of period	US$ 260	US$ 7,995	US$ 126	US$ 3,905	US$ 3,469	US$ -	US$15,755
	Net Serviços (parent company)	Wholly-owned subsidiaries (combined)	Net Sul non guarantors	Net Sul guarantor	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$3,318	US$5,034	US$38	US$1,921	US$1,818	US$345	US$12,474
Accounts receivable, net	-	34,516	918	4,416	6,253	(1,374)	44,729
Other current assets	7,509	6,846	2,283	266	3,447	-	20,351

	US$10,827	US$46,396	US$3,239	US$6,603	US$11,518	US$(1,029)	US$77,554
Property and equipment, net	43,562	259,238	58,480	69,127	160,934	-	591,341
Investments and advances to investees	3,198	-	-	-	-	-	3,198
Investments and advances to
consolidated subsidiaries	213,951	43,443	181,998	73	5,826	US$(445,291)	-
Goodwill, net (consolidated subsidiaries)	684,168	19,125	-	-	-	-	703,293
Other assets	13,736	14,758	4,644	4,386	12,896	-	50,420

Total assets	US$969,442	US$382,960	US$248,361	US$80,189	US$191,174	US$(446,320)	US$1,425,806

Current liabilities
Accounts payable to suppliers and	US$-	US$16,215	US$4,037	US$2,456	US$11,004	US$(938)	US$32,774
programmers
Short-term debt	42,283	42,795	-	1,225	8,036	-	94,339
Due to related companies	42,527	21,491	-	-	5,856	(69,874)	-
Current portion of long-term debt	31,428	85,171	32,214	12,278	24,007	-	185,098
Other current liabilities	12,940	62,288	12,583	10,419	23,383	87	121,700

	US$129,178	US$227,960	US$48,834	US$26,378	US$72,286	US$(70,725)	US$433,911
Long-term liabilities
Long-term debt	355,016	230	48,062	3,405	6,342	-	413,055
Due to related companies	134,383	353,460	245,567	-	204,432	(798,289)	139,553
Deferred sign-on and hookup fee revenue	-	16,210	3,012	-	10,668	-	29,890
Other payables and accruals	23,490	36,099	8,885	6,384	7,165	-	82,023

	US$642,067	US$633,959	US$354,360	US$36,167	US$300,893	US$(869,014)	US$1,098,432

Minority interestes in consolidated subsidiaries
Stockholders' equity (deficit)
Capital	US$1,922,543	US$332,544	US$97,789	US$86,698	US$98,685	US$(615,716)	US$1,922,543
Accumulated deficit	(1,345,623)	(954,852)	(198,242)	(52,460)	(262,061)	1,467,614	(1,345,624)
Cumulative translation adjustments	(249,545)	371,309	(5,546)	9,784	53,657	(429,204)	(249,545)
	US$327,375	US$(250,999)	US$(105,999)	US$44,022	US$(109,719)	US$422,694	US$327,374

	US$969,442	US$382,960	US$248,361	US$80,189	US$191,174	US$(446,320)	US$1,425,806

	Net Serviços (parent company)	Wholly-owned subsidiaries (combined)	Net Sul Non guarantors	Guarantors Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)
Statement of operations
Net revenue	US$ 12,897	US$ 225,334	US$ 53,641	US$ 45,951	US$ 162,543	US$ (7,293)	US$ 493,073
Direct operating expenses	-	(127,833)	(26,816)	(25,543)	(86,494)	2,349	(264,337)
Selling, general and administrative expenses	(31,881)	(32,172)	(10,346)	(8,247)	(28,431)	4,933	(106,144)
Depreciation and amortization	(65,637)	(84,395)	(10,473)	(20,012)	(45,631)	-	(226,148)
Other, net	(155)	(1,613)	(110)	(1,151)	1,858	-	(1,171)
Pre-acquisition income	-	-	-	-	-	-	-
Exchange gains (losses), net	(60,975)	(29,350)	(15,212)	(7,458)	(12,108)	(76)	(125,179)
Financial expense	(91,955)	(17,926)	(12,257)	(3,676)	(37,608)	32,099	(131,323)
Financial income	114,630	(67,186)	245	178	1,310	(32,099)	17,078
Equity in results of consolidated subsidiaries	(224,580)	(12,838)	-	-	(11,296)	248,714	-
Investees	(36)	-	-	-	-	-	(36)
Other, net	(1,781)	(363)	(668)	(181)	(889)	-	(3,882)
Income tax	-	(790)	(610)	-	15	-	(1,385)
Minority interest in results of consolidated subsidiaries	-	-	(19)	-	-	-	(19)
Loss for the period	US$ (349,473)	US$ (149,132)	US$ (22,625)	US$ (20,139)	US$ (56,731)	US$ 248,627	US$ (349,473)
Statement of Cash Flows
Net cash provided by operating activities	US$ 143,714	US$ (212,411)	US$ 15,006	US$ 26,905	US$ 60,088	US$ -	US$ 33,302
Cash used in investing activities
Acquisition of property and equipment	(13,958)	(62,107)	(7,403)	(3,997)	(44,710)	-	(132,175)
Acquisition of investments and advances	(52,708)	(126,361)	-	-	3	178,348	(718)
Net cash acquired from acquisition Unicabo
Proceeds from sale of equipment	233	(35,288)	2,275	1,228	35,436	-	3,884
Net cash provided by financing activities
Change in overdraft facilities, net
Short-term debt
Issuances	27,007	67,031	134	134	335	-	94,641
Repayments	(96,394)	(37,324)	(24,246)	(2,677)	(14,631)	-	(175,272)
Long-term debt
Issuances	112,567	47,711	-	-	-	-	160,278
Repayments	(107,147)	(11,272)	(4,140)	(11,653)	(14,488)	-	(148,700)
Related party loans
Issuances	244,909	491,034	63,262	-	144,186	(788,650)	154,741
Repayments	(49,308)	(464,376)	(10,441)	-	(125,381)	610,302	(39,204)
Capital contribution	-	-	-	-	-	-	-
Spin off	-	-	-	-	-	-	-
Effect of exchange rate changes
on cash and cash equivalents	(274,193)	346,272	(34,549)	(8,182)	(41,543)	345	(11,850)
Cash and cash equivalents -
beginning of period	68,596	2,125	140	163	2,523	-	73,547
Cash and cash equivalents -
end of period	US$ 3,318	US$ 5,034	US$ 38	US$ 1,921	US$ 1,818	US$ 345	US$ 12,474
	Net Serviços (parent company)	Wholly-owned subsidiaries (combined)	Net Sul Non guarantors	Guarantors Net Sul guarantors	Non-guarantor subsidiary	Eliminations	Net Serviços (consolidated)
Statement of operations
Net revenue	US$ 23,575	US$ 253,355	US$ 22,913	US$ 19,439	US$ 177,711	US$ (8,126)	US$ 488,867
Direct operating expenses	(11)	(142,440)	(6,864)	(9,627)	(95,184)	879	(253,247)
Selling, general and administrative expenses	(40,550)	(47,553)	(8,263)	(7,195)	(32,111)	7,247	(128,425)
Depreciation and amortization	(52,305)	(81,290)	(1,862)	(10,273)	(43,382)	-	(189,112)
Other, net	(117)	(72)	(5,427)	(2,476)	1,711	-	(6,381)
Pre-acquisition income	-	-	-	-	-	-	-
Exchange gains (losses), net	(43,856)	(6,601)	(5,090)	(2,474)	(4,398)	-	(62,419)
Financial expense	(72,153)	37,648	(7,615)	(1,831)	(30,152)	(23,437)	(97,540)
Financial income	108,834	(100,722)	(103)	103	1,474	23,437	33,023
Equity in results of Consolidated subsidiaries	(143,539)	20,509	-	-	(10,566)	133,596	-
Investees	(724)	-	-	-	-	-	(724)
Other, net	-	-	34	(34)	-	-	-
Income tax	(1,488)	(6,685)	4,528	(4)	448	(3,299)	(6,500)
Minority interest in results of consolidated subsidiaries	-	29,757	26	-	488	(30,147)	124
Loss for the period	US$ (222,334)	US$ (44,094)	US$ (7,723)	US$ (14,372)	US$ (33,961	US$ 100,150	US$ (222,334)
Statement of Cash Flows
Net cash provided by operating activities	US$ 170,344	US$ (329,513)	US$ 9,426	US$ 16,756	US$ 196,985	US$ -	US$ 63,998
Cash used in investing activities
Acquisition of property and equipment	(23,555)	(99,463)	(3,113)	(5,534)	(65,601)	-	(197,266)
Acquisition of investments and advances	(194,867)	12,770	-	-	(9)	131,454	(50,652)
Net cash acquired from acquisition Unicabo	2,292	-	-	-	-	-	2,292
Proceeds from sale of equipment	171	7,271	72	129	11	-	7,654
Net cash provided by financing activities
Change in overdraft facilities, net
Short-term debt
Issuances	27,916	29,152	2,829	5,028	31,930	-	96,855
Repayments	(60,581)	15,771	(6,861)	(12,284)	(65,613)	-	(129,568)
Long-term debt
Issuances	213,581	(21,084)	249	444	18,196	-	211,386
Repayments	(84,481)	122,199	(2,462)	(4,376)	(76,934)	-	(46,054)
Related party loans
Issuances	3,655	214,034	-	-	88,431	(305,308)	812
Repayments	(2,604)	(128,125)	-	-	(62,718)	173,853	(19,594)
Capital contribution	24,471	-	-	-	-	-	24,471
Spin off	-	-	-	-	-	-	-
Effect of exchange rate changes on
cash and cash equivalents	(109,723)	175,890	-	-	(64,225)	-	1,942
Cash and cash equivalents - beginning of period	101,977	3,224	-	-	2,070	-	107,271
Cash and cash equivalents - end of period	US$ 68,596	US$ 2,126	US$ 140	US$ 163	US$ 2,523	US$ (1)	US$ 73,547

18. Supplementary information

	2001	Year ended December 31, 2002
Descriptions	Balance at beginning of year	Charges to Expense	Effect of currency Devaluation	Balance at end of year
Allowance for doubtful accounts	US$ (10,011)	US$ (11,235)	US$ 9,330	US$ (11,916)
Income tax valuation allowance	US$ (286,627)	US$ (36,859)	US$ 93,306	US$ (230,180)
Provision for losses in equity investees
Net Brasil S.A.	US$ (44)	US$ (1,414)	US$ 228	US$ (1,230)
	2000	Year ended December 31, 2001
Allowance for doubtful accounts	US$ (9,935)	US$ (11,913)	US$ 11,837	US$ (10,011)
Amortization of goodwill:
CMA - Participacoes S.A.	US$ (19,031)	US$ (26)	US$ 27	US$ (19,030)
Multicanal BH	(20,632)	(3,119)	5,615	(18,136)
Net Rio S.A.	(19,363)	(3,177)	1,837	(20,703)
Net Sao Paulo ( Old Net Sao Paulo )	(26,024)	(5,687)	2,358	(29,353)
Net Brasilia S.A.	(6,743)	(1,310)	1,057	(6,996)
Net Recife S.A.	(314)	(187)	49	(452)
Net Campinas S.A.	(8,998)	(7,013)	627	(15,384)
Net Franca S.A.	(123)	(96)	30	(189)
Net Indaiatuba S.A.	(21)	(17)	-	(38)
Net Sao Carlos S.A.	(941)	(731)	195	(1,477)
Vicom Ltda.	(1,382)	(2,140)	208	(3,314)
Net Sul Comunicacoes Ltda.	(16,607)	(35,580)	2,023	(50,164)
GMMD-S Comunicacoes Ltda.	(1)	(5)	-	(6)
Consolidated subsidiaries of
Multicanal Cabo	(7,484)	(1,209)	845	(7,848)
	US$ (127,664)	US$ (60,297)	US$ 14,871	US$ (173,090)
Income tax valuation allowance	US$ (233,779)	US$ (103,499)	US$ 50,651	US$ (286,627)
Provision for losses in equity investees
Net Brasil S.A.	US$ (148)	US$ 104	US$ -	US$ (44)
	1999	Year ended December 31, 2000
Allowance for doubtful accounts	US$ (6,252)	US$ (3,683)	US$ -	US$ (9,935)
Amortization of goodwill:
CMA - Participacoes S.A.	US$ (15,584)	US$ (31)	US$ (3,416)	US$ (19,031)
Multicanal BH	(17,937)	(4,222)	1,527	(20,632)
Net Rio S.A.	(17,033)	(3,780)	1,450	(19,363)
Net Sao Paulo (Old Net Sao Paulo)	(21,462)	(6,388)	1,826	(26,024)
Net Brasilia S.A.	(5,123)	(1,559)	(61)	(6,743)
Net Recife S.A.	(244)	(91)	21	(314)
Unicabo Participacoes e
Comunicacoes S.A.	(543)	-	543	-
Net Campinas S.A.	-	(8,998)	-	(8,998)
Net Franca S.A.	-	(123)	-	(123)
Net Indaiatuba S.A.	-	(21)	-	(21)
Net Sao Carlos S.A.	-	(941)	-	(941)
Vicom Ltda.	-	(1,382)	-	(1,382)
Net Sul Comunicacoes Ltda.	-	(16,607)	-	(16,607)
GMMD-S Comunicacoes Ltda.	-	(1)	-	(1)
Consolidated subsidiaries of
Multicanal Cabo	(6,193)	(1,816)	525	(7,484)
	US$ (84,119)	US$ (45,960)	US$ 2,415	US$ (127,664)
Income tax valuation allowance	US$ (147,456)	US$ (92,596)	US$ 6,273	US$ (233,779)
Provision for losses in equity investees Net Brasil S.A.	US$ -	US$ (148)	US$ -	US$ (148)

19. Subsequent events

After the capital increase occurred in 2002, the percentage of outstanding Company shares became lower than 25% of total shares issued, contrary to the BOVESPA’s Differentiated Corporate Governance Practices Regulation. On March 25, 2003, the Company requested and was granted by BOVESPA a period of 180 days to recompose the minimum outstanding shares percentage.

On March 19, 2003, the Company received a notification from NASDAQ about the non-compliance with “The NASDAQ National Market” listing rule, due to the offer to purchase ADSs of its issuance and for being lower than the price of US$ 1.00 for thirty consecutive days. After the period of 180 consecutive days from the date of the notification and if there is no further violation, the Company may choose to transfer its securities to “The NASDAQ SmallCap Market”.

20. Update of NASDAQ ruling

On May 6, 2003 the Company received a notification from NASDAQ stating that the closing bid price of the Company’s ADSs had been at $1.00 per share or greater for at least 10 consecutive trading days. Accordingly, the Company has regained compliance with the Marketplace Rule 4450(b)(4) and this matter was closed.

Exhibit Number	Description

1.1	By-laws of Net Servicos de Comunicacao S.A., as amended on October 30, 2002, together with an English-language translation thereof.

2.1

Indenture, dated as of June 18, 1996, among Multicanal Participacoes S.A. (predecessor in interest to Net Servicos de Comunicacao S.A.), as Issuer, the Guarantors named therein, as Guarantors, and The Chase Manhattan Bank N.A., as Trustee, with respect to Net Servicos de Comunicacao S.A.'s issuance of its US$185 million Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

2.2

Indenture, dated as of October 31, 1997, among Net Sul TV a Cabo e Participações Ltda., as Issuer, the Guarantors named therein, as Guarantors, The Chase Manhattan Bank, New York, as Trustee, The Chase Manhattan Bank, New York, as Registrar and Paying Agent, The Chase Manhattan Bank, London Branch, as Transfer Agent, Calculation Agent and Paying Agent, Chase Manhattan Bank Luxembourg, S.A,. as Paying Agent, and Chase Trust Bank, as Principal Paying Agent.

2.3

First Supplemental Indenture, dated as of December 18, 1998, to the Indenture, dated as of October 31, 1997, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

2.4

Second Supplemental Indenture, dated as of August 30, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

2.5

Third Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

2.6

Fourth Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 and October 31, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee.

4.1

New Shareholders' Agreement, dated as of July 11, 2002, among Distel Holding S.A., Roma Participacoes Ltda., Bradesplan Participacoes S.A., BNDES Participacoes S.A., Microsoft B.V., RBS Participacoes S.A., Zero Hora Editora Jornalistica S.A., and, furthermore, as Intervening Parties, Net Servicos de Comunicacao S.A.'s, Globo Comunicacoes e Participacoes S.A., Bradespar S.A. and Microsoft Corporation, together with an English-language translation thereof.

4.2

Programming Agreement (Contrato de Comissao Mercantil, Prestacao de Servicos, Licenciamento de Marca e Outras Avencas), dated as of May 14, 1996, between Net Brasil S.A. and Multicanal Participacoes S.A. (predecessor in interest to Net Servicos de Comunicacao S.A.), together with letters of amendment and English-language translations thereof (incorporated by reference to Exhibit 4.5 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

4.3

Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicacoes e Participacoes S.A., Roma Participacoes Ltda., Globo Cabo S.A., Bradesplan Participacoes S.A., Bradespar S.A., RBS Participacoes S.A., BNDES Participacoes S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

4.4

First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicacoes e Participacoes S.A., Roma Participacoes Ltda., Globo Cabo S.A., Bradesplan Participacoes S.A., Bradespar S.A., RBS Participacoes S.A., BNDES Participacoes S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

4.5

Second Amendment to the Protocol of Recapitalization of Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicacoes e Participacoes S.A., Roma Participacoes Ltda., Net Servicos de Comunicacao S.A., Bradesplan Participacoes S.A., Bradespar S.A., RBS Participacoes S.A., BNDES Participacoes S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of the Registrant's annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001 filed with the U.S. Securities and Exchange Commission).

8.1	List of our Subsidiaries.

12.1	Certification of Principal Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Principal Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.

EXHIBIT 1.1

ESTATUTO SOCIAL ANEXO À ASSEMBLÉIA GERAL EXTRAORDINÁRIA DA NET SERVIÇOS DE
COMUNICAÇÃO S.A. REALIZADA EM 28 E 30 DE OUTUBRO DE 2002.

ANEXO DA ATA DE ASSEMBLÉIA GERAL EXTRAORDINÁRIA REALIZADA EM 28 E 30 DE OUTUBRO DE 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CNPJ 00.108.786/0001-65
NIRE 35.300.177.240

ESTATUTO SOCIAL

CAPÍTULO I – DENOMINAÇÃO, SEDE, OBJETO E DURAÇÃO

Art. 1º - NET SERVIÇOS DE COMUNICAÇÃO S.A. é uma sociedade anônima que se regerá pelo presente estatuto e pela legislação aplicável.

Art. 2º - A Companhia tem sede e foro na Cidade de São Paulo, Estado de São Paulo e pode, por deliberação do Conselho de Administração, transferir o endereço da sede social da Companhia, abrir, manter e fechar filiais, escritórios, depósitos ou agências de representações, em qualquer parte do território nacional ou no exterior.

Art. 3º - A Companhia tem por objetivo a participação no capital de outras sociedades que atuem (a) na distribuição local de sinais de TV paga, bem como no provimento de acesso para seus assinantes a serviços de valor adicionado, (b) na prestação de outros serviços de telecomunicações, (c) em qualquer outra modalidade de distribuição de sinais de qualquer espécie, através de sua rede local, (d) na produção dos seus próprios canais locais. Tem também, por objetivo, a prestação de todos os serviços, às suas subsidiárias, inseridos no contexto de apoio corporativo, administrativo, financeiro e consultivo. A Companhia poderá, ainda, participar em outras sociedades que tenham as mesmas atividades, assim como acessórias a estas, as de importação, exportação e representação.

Art. 4º - O prazo de duração será por tempo indeterminado.

CAPÍTULO II – DO CAPITAL SOCIAL E AÇÕES

Art. 5º - O Capital Social é de R$2.748.650.800,11 (dois bilhões, setecentos e quarenta e oito milhões, seiscentos e cinquenta mil, oitocentos reais e onze centavos), dividido em 828.371.343 ações ordinárias e 1.200.484.187 ações preferenciais, todas nominativas, escriturais e sem valor nominal. O Capital Social poderá ser aumentado até R$5.000.000.000,00 (cinco bilhões de reais), independentemente de alteração estatutária, na forma do artigo 168 da Lei 6.404/76, por deliberação do Conselho de Administração, que fixará as condições de emissão, nos termos do parágrafo primeiro do artigo 170 da Lei 6.404/76.

Parágrafo Primeiro – As ações preferenciais terão direito de voto exclusivamente nas seguintes matérias: (a) transformação, incorporação, fusão ou cisão da Companhia; (b) avaliação de bens destinados à integralização de aumento de capital da Companhia; (c) escolha de empresa especializada para determinação do valor econômico das ações da Companhia, nos termos do artigo 9º, “iv”, deste Estatuto; e (d) alteração ou revogação de dispositivos deste Estatuto Social que resultem no descumprimento, pela Companhia, das exigências previstas na Seção IV, item 4.1, do Regulamento de Práticas Diferenciadas de Governança Corporativa – Nível 2 (doravante denominado “Regulamento do Nível 2”), instituído pela Bolsa de Valores de São Paulo (“BOVESPA”).

Parágrafo Segundo - As ações preferenciais também terão direito de voto no que diz respeito à aprovação de contratos entre a Companhia e seu acionista controlador, diretamente ou através de terceiros, assim como de outras sociedades nas quais o acionista controlador tenha interesse, sempre que, no futuro, por força de disposição legal ou estatutária, a aprovação desses contratos seja deliberada em Assembléia Geral.

Parágrafo Terceiro – Às ações preferenciais é assegurado (i) o recebimento de dividendos em dinheiro 10% (dez por cento) maiores do que aqueles pagos às ações ordinárias; (ii) a prioridade no reembolso em caso de liquidação da Companhia, sem prêmio, pelo valor patrimonial; e (iii) o tratamento igualitário àquele dado aos acionistas que exerçam o poder efetivo de conduzir as atividades sociais e orientar o funcionamento dos órgãos da Companhia, de forma direta ou indireta, de fato ou de direito (“Poder de Controle”), na hipótese de alienação desse Poder de Controle, nos termos do artigo 26, caput, deste Estatuto.

Parágrafo Quarto – As ações preferenciais, por não terem dividendos fixo ou mínimos, não adquirirão o exercício do direito de voto se a Companhia deixar de pagar dividendos, sendo inaplicável o disposto no parágrafo 1º do artigo 111 da Lei nº 6.404/76.

Parágrafo Quinto – As ações preferenciais participarão em igualdade de condições com as ações ordinárias na distribuição de bonificações e poderão representar até 2/3 (dois terços) do total das ações emitidas pela Companhia, podendo em sua emissão ser alterada a proporção anteriormente existente entre ações ordinárias e preferenciais.

Parágrafo Sexto – A emissão de ações ou debêntures conversíveis em ações ou bônus de subscrição, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública ou permuta por ações em oferta pública de aquisição de controle, nos termos da Lei, poderá excluir o direito de preferência na subscrição, ou reduzir o prazo mínimo legal.

Parágrafo Sétimo – A Companhia poderá, por deliberação da Assembléia Geral, outorgar opção de compra de ações em favor dos administradores e empregados, ou a pessoas naturais que prestem serviços a sociedades sob seu controle.

Parágrafo Oitavo – As ações de emissão da Companhia poderão ser mantidas em contas de depósito, em nome de seus titulares, em instituições credenciadas pela Comissão de Valores Mobiliários – CVM, sob a forma de ações escriturais, sem a emissão de certificados, podendo o Conselho de Administração fixar prazo para que os acionistas apresentem os certificados de ações em circulação para cancelamento e correspondente conversão em ações escriturais. A Companhia ou a instituição depositária das ações poderá cobrar dos acionistas o custo dos serviços de emissão de certificados ou transferência da propriedade das ações, observados os limites legais e regulamentares, conforme previsto nos artigos 34 e 35 da Lei nº 6.404/76 e seus respectivos parágrafos.

CAPÍTULO III – DA ASSEMBLÉIA GERAL

Art. 6º - A Assembléia Geral tem poderes para decidir todos os negócios relativos ao objeto social da Companhia e tomar as resoluções que julgar convenientes à sua defesa e desenvolvimento, a qual deverá ser convocada com, no mínimo, 15 (quinze) dias de antecedência.

Art. 7º - A Assembléia Geral será instalada e presidida pelo Presidente do Conselho de Administração e, em sua falta ou impedimento, por um outro membro do Conselho de Administração, ou ainda na falta destes por qualquer dos diretores da Companhia presentes.

Parágrafo Único – O Presidente da Assembléia escolherá um ou mais secretários.

Art. 8º - A Assembléia Geral Ordinária reunir-se-á dentro dos quatro primeiros meses seguintes ao término do exercício social, cabendo-lhe decidir sobre as matérias de sua competência, previstas em lei.

Art. 9º - A Assembléia Geral Extraordinária reunir-se-á sempre que os interesses sociais exigirem o pronunciamento dos acionistas e nos casos previstos em lei e neste Estatuto, sendo de competência da Assembléia Geral deliberar sobre as seguintes matérias: (i) prestação de fiança, aval ou outra garantia em favor de terceiros não integrantes do grupo de empresas controladas e coligadas da Companhia (entendidas como coligadas apenas as Sociedades em que a Companhia e suas controladas participem do capital com mais de 10% (dez por cento), excluídas aquelas que participem do capital da Companhia e/ou de suas controladas); (ii) cancelamento do registro de companhia aberta da Companhia mantido perante a Comissão de Valores Mobiliários – CVM; (iii) cancelamento do registro da Companhia para negociação de suas ações no Nível 2 da BOVESPA; e (iv) escolha da empresa especializada, dentre aquelas indicadas pelo Conselho de Administração, responsável por elaborar o laudo de avaliação econômica do valor das ações da Companhia, para fins das ofertas públicas de que tratam o Capítulo VIII e o Capítulo IX deste Estatuto.

Parágrafo Único – A deliberação de que trata o item (iv) deste artigo 9º deverá ser tomada pela maioria absoluta de votos dos titulares das ações em circulação de emissão da Companhia, não se computando os votos em branco, cabendo a cada ação, independente da espécie ou classe, o direito a um voto nessa deliberação. Para fins da deliberação prevista neste parágrafo único, não votarão os acionistas que exerçam o Poder de Controle, seus cônjuges, companheiro(a)s e dependentes incluídos em declaração de imposto de renda, suas controladas e coligadas, bem como as controladas e coligadas da Companhia e outras sociedades que integrem um mesmo grupo de fato ou de direito com a Companhia, com os acionistas que exerçam o Poder de Controle da Companhia e com as controladas e/ou coligadas de ambos.

CAPÍTULO IV – ADMINISTRAÇÃO DA COMPANHIA

Art. 10 – A Companhia será administrada por um Conselho de Administração e por uma Diretoria.

Parágrafo Primeiro – Os administradores tomam posse mediante termos lavrados no Livro de Atas das Reuniões do Conselho de Administração ou da Diretoria, conforme o caso, dos quais deverá constar declaração desses de que (i) tomaram conhecimento dos acordos de acionistas devidamente registrados na sede da Companhia, mencionados no art. 37 deste estatuto, e (ii) obrigam-se a observar o teor integral dos mesmos.

Parágrafo Segundo – A posse dos administradores estará condicionada à prévia subscrição do Termo de Anuência dos Administradores aludido no Regulamento do Nível 2 da BOVESPA.

Parágrafo Terceiro – A Assembléia Geral fixará o montante global da remuneração dos administradores, que será distribuída de acordo com o disposto no artigo 15, inciso V, deste Estatuto.

Art. 11 – O Conselho de Administração será composto de, no mínimo, 09 (nove) membros e, no máximo, 12 (doze) membros, todos acionistas, eleitos pela Assembléia Geral e por ela destituíveis a qualquer tempo, com mandato unificado de 01 (um) ano, permitida a reeleição.

Parágrafo Primeiro – A Assembléia Geral deverá definir o número efetivo de membros do Conselho de Administração a serem eleitos, bem como eleger igual número de suplentes para os membros do Conselho de Administração.

Parágrafo Segundo – Os membros do Conselho de Administração tomarão posse mediante a assinatura do termo respectivo, lavrado em livro próprio.

Art. 12 – O Conselho de Administração terá um Presidente, que será eleito por maioria dos votos de seus membros imediatamente após a sua posse.

Parágrafo Único – A substituição do Presidente do Conselho de Administração obedecerá o mesmo critério estabelecido para sua eleição, nos termos do caput deste artigo.

Art. 13 – O Conselho de Administração reunir-se-á, ordinariamente pelo menos uma vez a cada trimestre, e extraordinariamente, sempre que necessário, por convocação de qualquer um de seus membros, através de carta, telegrama, fax ou pessoalmente, a qual deverá ser feita com um prazo mínimo de 05 (cinco) dias de antecedência.

Art. 14 – O Conselho de Administração instalar-se-á, funcionará e deliberará validamente pelo voto favorável da maioria de seus membros eleitos.

Parágrafo Único – As decisões do Conselho de Administração constarão de ata que será assinada pelos presentes.

Art. 15 – Compete ao Conselho de Administração:

I – fixar a orientação geral dos negócios da Companhia, aprovando as diretrizes, política e objetivos básicos, para todas as áreas principais de atuação da Companhia e de suas controladas.

II – aprovar os planos de negócios da Companhia e de controladas, os orçamentos anuais, os planos de investimentos, abrangendo todos os programas de expansão da Companhia e de suas controladas, a política e os planos financeiros, juntamente com regras sobre nível de endividamento e outros compromissos relativos a endividamento e à Companhia, incluindo condições para contratar novas dívidas e a política de hedge adotada pela Companhia.

III – eleger e destituir os Diretores da Companhia e fixar-lhes as atribuições.

IV – fiscalizar a gestão dos Diretores, examinar, a qualquer tempo, os livros e papéis da Companhia, solicitar informações sobre contratos celebrados ou em via de celebração, e sobre quaisquer outros atos.

V – atribuir, no montante global da remuneração fixada pela Assembléia Geral, os honorários mensais, a cada um dos membros da Administração da Companhia.

VI – atribuir aos membros da Administração a sua parcela de participação nos lucros apurados em balanços levantados pela Companhia, inclusive intermediários, respeitadas as limitações e disposições estatutárias e legais.

VII – manifestar-se sobre o relatório da Administração e as contas da Diretoria, e autorizar a distribuição de dividendos intermediários e, se distribuídos estes com base em resultados apurados em balanço intermediário, fixar a participação nos lucros que farão jus os administradores.

VIII – escolher e destituir os auditores independentes.

IX – convocar a Assembléia Geral quando julgar conveniente ou por exigência legal ou estatutária.

X – fixar o voto a ser dado pela Companhia nas Assembléias Gerais e aprovar previamente alterações contratuais das Sociedades em que participe como sócia, Acionista ou Cotista, inclusive aprovando a escolha dos administradores de sociedades controladas ou coligadas a serem eleitos com o voto dos representantes da Companhia, respeitado sempre o disposto no parágrafo primeiro do artigo anterior.

XI – submeter à deliberação da Assembléia Geral proposta de alteração deste Estatuto.

XII – estabelecer os critérios gerais de remuneração da administração e dos funcionários de escalão superior (como tal entendidos os superintendentes ou ocupantes de cargos de direção equivalentes) de sociedade em que a Companhia houver efetuado investimento ou das Companhias controladas, direta ou indiretamente, pela Companhia.

XIII – fixar a política de remuneração e de benefícios (benefícios indiretos, participação no lucro e/ou nas vendas) da administração e dos funcionários em geral da Sociedade em que a Companhia houver efetuado investimento ou das Companhias controladas, direta ou indiretamente, pela Companhia, ou coligadas às suas controladas, respeitado o que estiver previsto nos acordos existentes.

XIV – tomar decisões relativas à política de investimentos da Companhia e das Sociedades em que a Companhia houver efetuado investimento ou das Companhias controladas, direta ou indiretamente, pela Companhia ou coligadas às suas controladas.

XV – decidir sobre a estrutura de capital da Companhia e das Sociedades em que a Companhia houver efetuado investimento ou das Companhias controladas, direta ou indiretamente, pela Companhia, ou coligadas à mesma ou às suas controladas.

XVI – escolher o executivo principal da Companhia e das Sociedades em que a Companhia houver efetuado investimento ou das Companhias controladas, direta ou indiretamente, pela Companhia, ou coligadas à mesma ou às suas controladas.

XVII – designar um dos membros da Diretoria para representar a Companhia em atos e operações no País ou no Exterior, ou autorizar que seja constituído um procurador apenas para a prática de ato específico, devendo a ata que contiver a resolução do Conselho ser arquivada na Junta Comercial, se necessário.

XVIII – autorizar a aquisição de ações de emissão da própria Companhia, para efeito de cancelamento ou permanência em tesouraria e posterior alienação, observadas as disposições legais pertinentes.

XIX – aprovar a emissão de debêntures simples, não conversíveis em ações e sem garantia real.

XX – definir e apresentar à Assembléia Geral a lista tríplice de empresas especializadas em avaliação econômica de empresas, para a preparação do laudo de avaliação das ações da Companhia pelo valor econômico de que trata o artigo 32 deste Estatuto.

XXI - aprovar a celebração de contratos entre a Companhia e acionista controlador, partes direta ou indiretamente controladas ou controladoras de acionista controlador.

XXII – aprovar política de contratação envolvendo acionista controlador, partes direta ou indiretamente controladas ou controladoras de acionista controlador.

XXIII – aprovar a celebração, pela Companhia, de contratos de conteúdo e de programação, bem como a manutenção ou renovação desses contratos.

Art. 16 – A Diretoria será composta de no mínimo 02 (dois) e no máximo 04 (quatro) Diretores, acionistas ou não, residentes no País, eleitos pelo Conselho de Administração e por ele destituíveis a qualquer tempo, sendo um Diretor Geral, um Diretor Financeiro e dois diretores sem designação específica, cujos títulos e funções serão definidos pelo Conselho de Administração quando da eleição dos mesmos, todos com mandato de 02 (dois) anos, podendo ser reeleitos.

Parágrafo Primeiro – As atribuições dos Diretores serão especificadas pelo Conselho de Administração que também estabelecerá a remuneração fixa de cada membro da Diretoria e distribuirá, quando for o caso, a participação nos lucros fixada pela Assembléia Geral.

Parágrafo Segundo – Ocorrendo vacância de cargo de Diretor, ou impedimento do titular, caberá ao Conselho de Administração eleger o novo Diretor ou designar o substituto, fixando, em quaisquer dos casos, o prazo da gestão e os respectivos vencimentos.

Parágrafo Terceiro – Compete à Diretoria exercer as atribuições que a Lei, o Estatuto Social e o Conselho de Administração lhe conferirem para a prática dos atos necessários ao funcionamento regular da Companhia.

Parágrafo Quarto – Os mandatos serão sempre assinados por 02 (dois) Diretores e outorgados para fins específicos ou por prazo determinado, não excedente de um ano, salvo os que contemplarem os poderes da cláusula ad judicia.

Parágrafo Quinto – A Diretoria reunir-se-á sempre que necessário, mas pelo menos uma vez a cada mês e a convocação cabe ao Diretor Geral, que também presidirá a reunião.

Parágrafo Sexto – A reunião instalar-se-á com a presença de Diretores que representem a maioria dos membros da Diretoria.

Parágrafo Sétimo – As atas das reuniões e as deliberações da Diretoria serão registradas em livro próprio.

Parágrafo Oitavo – A Diretoria terá competência para deliberar sobre a emissão, pela Companhia, de Notas Promissórias (“commercial papers”), a serem negociadas no Brasil ou no Exterior.

Art. 17 – Compete especificamente ao Diretor Geral:

I – submeter à aprovação do Conselho de Administração os planos de trabalho e orçamentos anuais, os planos de investimentos e os novos programas de expansão da Companhia e de suas empresas controladas, promovendo a sua execução nos termos aprovados.

II – formular as estratégias e diretrizes operacionais da Companhia, bem como estabelecer os critérios para a execução das deliberações da Assembléia Geral e do Conselho de Administração, com a participação dos demais Diretores.

III – exercer a supervisão de todas as atividades da Companhia.

IV – coordenar e superintender as atividades da Diretoria, convocando e presidindo as suas reuniões.

V – exercer as demais atribuições que lhe forem conferidas pelo Conselho de Administração.

Art. 18 – Competem aos demais Diretores as atribuições específicas que lhe forem conferidas pelo Conselho de Administração.

Art. 19 – Todos os atos que criarem responsabilidade para com a Companhia, ou dispensarem obrigações de terceiros para com ela, sóserão válidos se tiverem:

I) A assinatura conjunta de dois membros da Diretoria.
II) A assinatura conjunta de um membro da Diretoria e de um procurador da Companhia.
III) A assinatura conjunta de dois procuradores da Companhia.

Parágrafo Único – A Companhia será representada isoladamente por quaisquer dos membros da Diretoria, sem as formalidades previstas neste artigo, nos casos de recebimento de citações ou notificações judiciais e na prestação de depoimento pessoal.

CAPÍTULO V – CONSELHO FISCAL

Art. 20 – A Companhia terá um Conselho Fiscal, composto de no mínimo 3 (três) e no máximo 05 (cinco) membros e suplentes em igual número, não tendo caráter permanente e só será eleito e instalado pela Assembléia Geral a pedido de acionistas, nos casos previstos em lei.

Art. 21 – O funcionamento do Conselho Fiscal terminará na primeira Assembléia Geral Ordinária após a sua instalação, podendo os seus membros serem reeleitos.

Art. 22 – A remuneração dos membros do Conselho Fiscal será fixada pela Assembléia Geral que os eleger.

CAPÍTULO VI – EXERCÍCIO SOCIAL, BALANÇO E RESULTADOS

Art. 23 – O exercício social terá a duração de um ano e terminará no último dia do mês de dezembro de cada ano.

Art. 24 – Ao fim de cada exercício social serão elaboradas, com base na escrituração mercantil da Companhia, as demonstrações financeiras previstas em lei.

Parágrafo Primeiro – O Conselho de Administração poderá determinar o levantamento de balanço semestral ou, respeitados os preceitos legais, em períodos menores e aprovar a distribuição de dividendos com base nos lucros apurados.

Parágrafo Segundo – A qualquer tempo o Conselho de Administração também poderá deliberar a distribuição de dividendos intermediários à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

Art. 25 – Do resultado do exercício serão deduzidos, antes de qualquer participação, eventuais prejuízos acumulados e a provisão para o imposto de renda.

Parágrafo Primeiro – Sobre o lucro remanescente apurado na forma do caput deste artigo, será calculada a participação estatutária dos administradores, até o limite máximo legal.

Parágrafo Segundo – Do lucro líquido do exercício, obtido após a dedução de que trata o parágrafo anterior, destinar-se-á: a) 5% (cinco por cento) para Reserva Legal, até atingir 20% (vinte por cento) do capital social integralizado; b) 25% (vinte e cinco por cento), após os ajustes de que trata o artigo 202 da Lei 6.404/76, para pagamento de dividendo obrigatório a todos os seus acionistas, respeitado o disposto no parágrafo 3º do artigo 5º do presente Estatuto.

Parágrafo Terceiro – Atendida a distribuição prevista no parágrafo anterior, o saldo, por proposta do Conselho de Administração e aprovação da Assembléia Geral, será destinado a uma reserva suplementar para reforço de capital de giro e para apropriação futura ao Capital Social. O saldo desta reserva não excederá o equivalente ao capital social.

CAPÍTULO VII – DA ALIENAÇÃO DO PODER DE CONTROLE

Art. 26. – A alienação de ações que assegurem ao acionista controlador o Poder de Controle, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição suspensiva ou resolutiva de que o adquirente se obrigue a concretizar, no prazo máximo de 90 (noventa) dias contados da data da aquisição dessas ações, uma oferta pública de aquisição das ações de todos os demais acionistas da Companhia, de forma a assegurá-los tratamento igualitário àquele dado ao acionista alienante.

Parágrafo Primeiro - Há presunção relativa de titularidade do Poder de Controle em relação a pessoa, ao acionista controlador ou grupo de pessoas sob controle comum que sejam titulares de ações que lhes tenham assegurado a maioria absoluta dos votos dos acionistas presentes nas três últimas Assembléias Gerais de acionistas da Companhia, ainda que não seja titular das ações representantes da maioria do capital votante da Companhia.

Parágrafo Segundo - A negociação de ações entre acionistas que exerçam o Poder de Controle, mesmo que implique a consolidação do Poder de Controle em apenas um acionista, não constitui transferência do Poder de Controle, não dando causa, portanto, à obrigação de realizar oferta pública nos termos do caput deste artigo.

Parágrafo Terceiro - No caso de aquisição de ações pertencentes a um ou mais acionistas que exerçam o Poder de Controle por terceiro, a oferta pública prevista no caput deste artigo somente será exigida a partir da aquisição do número de ações necessário ao exercício do Poder de Controle.

Parágrafo Quarto – Na hipótese de o Poder de Controle da Companhia ser exercido por mais de um acionista, a obrigação prevista no caput deste artigo não será exigida caso o adquirente passe a deter o Poder de Controle em conjunto com o(s) outro(s) acionista(s) que já exercia(m) o Poder de Controle, mas não detenha os votos necessários para o exercício individual do Poder de Controle.

Parágrafo Quinto - Para fins do disposto nos parágrafos 3º e 4º deste artigo, entende-se como número de ações e/ou votos necessários para o exercício do Poder de Controle, o percentual equivalente ao quorum qualificado para deliberações estabelecido em acordo de acionistas arquivado na sede da Companhia.

Art. 27 – A oferta pública de aquisição de ações, referida no artigo 26 deste Estatuto, também será exigida quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações emitidos pela Companhia, que venha a resultar na alienação de ações que assegurem o Poder de Controle da Companhia.

Parágrafo Único – A verificação da ocorrência da transferência do Poder de Controle nos termos deste artigo será feita com base no disposto nos parágrafos 2º, 3º, 4º e 5º do artigo 26.

Art. 28 – Observado o disposto no parágrafo único deste artigo, a oferta pública de aquisição de ações referida no artigo 26 seráexigida, ainda, em caso de alienação do controle do acionista controlador da Companhia para terceiro. Nessa hipótese, o acionista controlador ficará obrigado a declarar à BOVESPA o valor atribuído à Companhia, pela alienação do seu Poder de Controle, enviando ainda a documentação que comprove esse valor.

Parágrafo Único - A verificação da ocorrência da transferência do Poder de Controle nos termos deste artigo será feita com base no disposto nos parágrafos 2º, 3º, 4º e 5º do artigo 26.

Art. 29 - O acionista que possuir ações da Companhia e que vier a adquirir o seu Poder de Controle, em razão de contrato particular de compra de ações celebrado com o acionista controlador, titular de ações que representem o Poder de Controle da Companhia, estaráobrigado a (i) concretizar oferta pública nos termos do artigo 26 deste Estatuto Social, e (ii) ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data da aquisição das ações que lhe asseguraram o Poder de Controle da Companhia, a quem deverá pagar a diferença entre o preço pago ao acionista controlador que detinha o Poder de Controle da Companhia e o valor pago em bolsa, pelas ações da Companhia neste período, devidamente atualizado.

Parágrafo Único - A verificação da ocorrência da aquisição do Poder de Controle nos termos deste artigo será feita com base no disposto nos parágrafos 2º, 3º, 4º e 5º do artigo 26.

CAPÍTULO VIII – DO CANCELAMENTO DE REGISTRO DE COMPANHIA ABERTA

Art. 30 – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações e deverá ter como preço mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização de metodologia reconhecida ou com base em outro critério que venha a ser definido pela CVM.

Parágrafo Único – O cancelamento deverá ser precedido de Assembléia Geral Extraordinária em que se delibere especificamente sobre tal cancelamento.

Art. 31 – Caso o laudo de avaliação a que se refere o artigo 30 não esteja pronto até a Assembléia Geral Extraordinária convocada para deliberar sobre o cancelamento do registro de companhia aberta, o acionista que detiver o Poder de Controle deverá informar nessa assembléia o valor por ação ou lote de mil ações pelo qual formulará a oferta pública.

Parágrafo Primeiro – A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o artigo 30 não seja superior ao valor divulgado pelo acionista que detiver o Poder de Controle na assembléia referida no caput deste artigo.

Parágrafo Segundo – Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo acionista controlador, a deliberação referida no caput deste artigo ficará automaticamente cancelada, devendo ser dada ampla divulgação desse fato ao mercado, exceto se o acionista que detiver o Poder de Controle concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação.

Art. 32 – O laudo de avaliação deverá ser elaborado por empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os demais requisitos legais. Os custos incorridos com a elaboração do laudo serão arcados pelo acionista que detiver o Poder de Controle, conforme previsto no caput deste artigo.

CAPÍTULO IX – SAÍDA DO NÍVEL 2

Art. 33 – Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária aprovem a saída da Companhia do Nível 2 da BOVESPA, o acionista controlador da Companhia deverá realizar uma oferta pública de aquisição de ações por valor apurado nos termos do artigo 30 deste Estatuto Social, (i) no prazo de 90 (noventa) dias, na hipótese de a saída da Companhia do Nível 2 ocorrer para que suas ações passem a ser registradas para negociação fora do Nível 2, ou (ii) no prazo de 120 (cento e vinte) dias contados da data da Assembléia Geral dos acionistas da Companhia que aprovar a operação de reorganização societária, na qual as ações da companhia resultante de tal reorganização não sejam admitidas para negociação no Nível 2.

Parágrafo Primeiro – A oferta pública prevista neste artigo observará, no que for cabível, as regras de oferta pública para cancelamento de registro de companhia aberta perante a CVM, nos termos dos artigos 30, 31 e 32 deste Estatuto.

Parágrafo Segundo – O acionista controlador da Companhia estará dispensado de proceder à oferta pública prevista neste artigo na hipótese de a saída da Companhia do Nível 2 ocorrer em função da listagem de suas ações para negociação no Novo Mercado da BOVESPA.

CAPÍTULO X – LIQUIDAÇÃO

Art. 34 – A Companhia entrará em liquidação nos casos previstos em lei ou em virtude de deliberação da Assembléia Geral e se extinguirá pelo encerramento da liquidação.

Parágrafo Único – O Conselho de Administração nomeará o liquidante e as formas e diretrizes a seguir e fixará os seus honorários.

CAPÍTULO XI – JUÍZO ARBITRAL

Art. 35 – As disputas e controvérsias decorrentes ou relacionadas a este Estatuto Social, ao Regulamento do Nível 2, às disposições da Lei nº 6.404/76, às normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, aos regulamentos da BOVESPA e às demais normas aplicáveis ao funcionamento do mercado de capitais em geral deverão ser solucionadas por arbitragem, a ser conduzida na forma do Regulamento da Câmara de Arbitragem do Mercado, instituída pela BOVESPA.

CAPÍTULO XII – DISPOSIÇÕES GERAIS

Art. 36 – Os dividendos não recebidos ou reclamados prescreverão no prazo de três anos, contado da data em que tenham sido postos àdisposição do Acionista e reverterão em favor da Companhia.

Art. 37 – Os acordos de acionistas devidamente registrados na sede da Companhia que, dentre outras disposições, estabeleçam cláusulas e condições para alienação de ações de emissão da Companhia, disciplinem o direito de preferência ou regulem o exercício do direito de voto dos acionistas, serão respeitados pela Companhia e por sua Administração.

Parágrafo Único - As obrigações e responsabilidades resultantes de tais acordos serão válidas e oponíveis a terceiros tão logo tais acordos tenham sido devidamente averbados nos livros de registro da Companhia e nos certificados de ações, se emitidos. Os administradores da Companhia zelarão pela observância desses acordos e o presidente da Assembléia Geral ou das reuniões do Conselho de Administração, conforme o caso, deverá declarar a invalidade do voto proferido pelo acionista ou pelo conselheiro em contrariedade com os termos de tais acordos, ou ainda, no caso de ausência ou abstenção de acionistas ou conselheiros, os outros acionistas prejudicados ou conselheiros eleitos pelos acionistas prejudicados poderão votar com as ações ou votos pertencentes aos acionistas ou conselheiros ausentes ou omissos, conforme o caso, nos termos do art. 118, parágrafos 8º e 9º da Lei nº 6.404/76.

Art. 38 – A Companhia observará os procedimentos de política interna de auto-regulação em relação à negociação de valores mobiliários de emissão da Companhia.

Art. 39 – Fica expressamente vedada a emissão de Partes Beneficiárias pela Companhia.

São Paulo – SP, 30 de outubro de 2002.

Marco Aurélio dos Anjos Ferreira
Presidente

Arnaldo Cordeiro Pacheco de Medeiros Montenegro
Secretário

ATTACHMENT OF THE MINUTES OF THE BOARD OF DIRECTORS
MEETING HELD ON OCTOBER 28TH AND 30TH 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.
National Register of Legal Persons (CNPJ)00.108.786/0001-65
Board of Trade (NIRE)35.300.177.240

BYLAWS

CHAPTER I – NAME, HEADQUARTERS, PURPOSE AND DURATION

Art. 1. – NET SERVIÇOS DE COMUNICAÇÃO S.A. is a corporation [sociedade anônima] governed by these bylaws and applicable legislation.

Art. 2°. - The Company is headquartered and has its venue in the City of São Paulo, State of São Paulo and may, by deliberation of the Board of Directors, transfer the address of the Company headquarters, open, maintain and close branches, offices, warehouses or representation agencies in any part of the national territory or abroad.

Art. 3 – The purpose of the Company is to hold interests in other companies that do business in (a) local distribution of pay TV signals, and provision to subscribers of access to added value services, (b) provision of other telecommunications services, (c) any other means of distribution of signals of any kind, through their local networks, (d) production of their own local channels. The Company also has as its purpose the provision of corporate support, administrative, financial and consulting services to its subsidiaries. The Company may hold interests in companies that have the same purposes and, as accessories to such purposes, do business in importation, exportation and representation.

Art. 4 – The Company has an indefinite term of duration.

CHAPTER II – CAPITAL AND SHARES

Art. 5º. - The Capital Stock is R$ 2,748,650,800.11 (two billion, seven hundred and forty-eight million, six hundred and fifty thousand, eight hundred Reals and eleven cents of Real), divided into 828,371,343 common shares and 1,200,484,187 preferred shares, all nominative, book-entry shares, no-par value. The Capital Stock may be increased to R$ 5,000,000,000.00 (five billion reais), regardless of amendment to the statutes, as provided for in article 168 of Law 6,404/76, by deliberation of the Board of Directors, which will determine the conditions for the issuing, in the terms of paragraph one of article 170 of Law 6,404/76.

First Paragraph – Preferred shares shall have voting rights solely with respect to the following matters: (a) transformation, merger, amalgamation or corporate split of the Company; (b) evaluation of property to be used to pay in a capital increase of the Company; (c) selection of a specialized firm to determine the economic value of the shares in the Company, under article 9(iv) of these Bylaws; and (d) modification or revocation of provisions under these Bylaws that result in non-compliance by the Company with the requirements under Section IV, item 4.1 of the Level 2 Differentiated Corporate Governance Practices Regulation (hereafter referred to as the “Level 2 Regulation”) issued by the São Paulo Stock Exchange (“BOVESPA”).

Second Paragraph – Preferred shares shall also have voting rights with respect to the approval of contracts between the Company and its controlling shareholder, directly or through third parties, and with other companies in which the controlling shareholder has an interest if, in future, approval of such contracts by the shareholders in General Meeting is required by law or under these Bylaws.

Third Paragraph – Preferred shares carry the right to: (i) receipt of cash dividends 10% (ten percent) greater than those paid to common shares; (ii) priority on reimbursement, in the event of liquidation of the Company, without premium and at net equity value; and (iii) equal treatment with shareholders that exercise effective power to direct the business of the Company and direct the workings of the bodies of the Company, directly or indirectly, in fact or by law (“Control Power”) in the event of alienation of Control Power within the terms of article 26, introductory paragraph, of these Bylaws.

Fourth Paragraph – Because they do not carry rights to fixed or minimum dividends, preferred shares shall not acquire voting rights if the Company fails to pay dividends, and article 111§1 of Law no. 6.404/76 shall not, therefore, apply.

Fifth Paragraph – Preferred shares shall participate on the same conditions as common shares in distribution of bonuses. Preferred shares may represent up to 2/3 (two thirds) of the total number of shares issued by the Company and the issue of preferred shares may change the then existing proportions between the common shares and preferred shares of the Company.

Sixth Paragraph – An issue of shares, debentures convertible into shares or subscription bonuses to be placed by sale on the stock exchange, by public subscription or through exchange for shares in a public offer for acquisition of control, under the terms of the Law, may exclude preemptive subscription rights or reduce the minimum time period [for exercise of preemptive rights].

Seventh Paragraph – The Company may, by resolution of the Board of Directors, authorize the grant of share purchase options to its administrators and employees or to natural persons who provide services to companies under its control.

Eighth Paragraph – Shares issued by the Company may be kept in deposit accounts in the name of their holders with institutions accredited by the Brazilian Securities Commission [Comissão de Valores Mobiliários - CVM], as book shares and without issue of certificates. The Board of Directors may fix the period of time in which all shareholders shall present outstanding share certificates for cancellation and conversion into book shares. The Company or the depositary institution may charge shareholders for the cost of issuing certificates and transferring ownership of shares, subject to limits under legislation and regulations, in accordance with articles 34 and 35 of Law no. 6.404/76.

CHAPTER III – GENERAL MEETINGS OF SHAREHOLDERS

Art. 6 – The shareholders in General Meeting have powers to decide all matters relating to the purposes of the Company and to adopt such resolutions as they deem appropriate to defend and develop the Company. General Meetings of shareholders shall be called at least 15 (fifteen) days in advance of the date set for the meeting.

Art. 7 – General Meetings shall be convened and chaired by the Chairman of the Board of Directors or, in the event of his absence or incapacity, by another member of the Board of Directors or, in the absence of the members of the Board of Directors, by any of the officers of the Company.

Sole Paragraph – The Chairman of the General Meeting shall appoint one or more secretaries.

Art. 8 – An Ordinary General Meeting shall be held within the first four months following the end of the corporate year, to decide the matters provided for by law.

Art. 9 – An Extraordinary General Meeting shall be held whenever the interests of the Company require a decision by the shareholders and in the cases provided for by law and under these Bylaws. The shareholders in General Meeting have powers to decide the following matters: (i) the grant of guaranties and other security in favor of third parties that are not members of the group of companies controlled by or related to the Company (related companies being only those companies in which the Company or its controlled companies hold more than 10% (ten percent) of their capital, excluding those companies that hold an interest in the Company and/or its controlled companies); (ii) cancellation of the Company’s registration as a publicly-traded company with the Brazilian Securities Commission; (iii) cancellation of registration for trading of shares in the Company on BOVESPA Level 2; and (iv) selection of a specialized firm, from among those indicated by the Board of Directors, to be responsible for preparing a report on the economic value of the shares in the Company for the purposes of the public offerings dealt with in Chapter VIII and Chapter IX of these Bylaws.

Sole Paragraph – A resolution on the matter referred to in item (iv) of this article 9 shall be adopted by votes representing an absolute majority of the outstanding shares in the Company, excluding votes cast in blank. Each share, regardless of type or class, shall carry the right to one vote on such matter. In the voting on the matter referred to in this sole paragraph, the following shall not vote: shareholders that exercise Control Power, their spouses, companions and dependents included on income tax returns, their controlled companies and related companies, and other companies that, in fact or in law, form part of a corporate group with the Company, with shareholders that exercise Control Power, or with controlled and/or related companies of either the Company or shareholders that exercise Control Power.

CHAPTER IV – MANAGEMENT OF THE COMPANY

Art. 10 – The Company shall be managed by a Board of Directors and a Board of Officers [Diretoria].

First Paragraph – The members of the management of the Company shall be invested in office upon signing instruments of investment in office drawn up in the Book of Minutes of Meetings of the Board of Directors or of the Board of Officers, as the case may be, which instruments shall contain declarations to the effect that: (i) they are aware of the shareholders agreements, duly registered at the headquarters of the Company, referred to in art. 37 of these Bylaws and (ii) they undertake to comply fully with the provisions of those agreements.

Second Paragraph – Investment in office of the members of management of the Company is conditional upon their signing the Instrument of Consent by Members of Management referred to in the BOVESPA Level 2 Regulation.

Third Paragraph – The shareholders in General Meeting shall fix the global amount of remuneration of the members of management, which shall be distributed in accordance with article 15(V) of these Bylaws.

Art. 11 – The Board of Directors shall be composed no fewer than 9 (nine) and no more than 12 (twelve) members, all shareholders, elected by the shareholders in General Meeting and removable by them at any time, for a common term of office of 1 (one) year, reelection being permitted.

First Paragraph – The shareholders in General Meeting shall fix the effective number of members of the Board of Directors to be elected, and shall elect a like number of alternates for the members of the Board of Directors.

Second Paragraph – The members of the Board of Directors shall be invested in office upon signing an instrument to that effect, drawn up in the appropriate book.

Art. 12 – The Board of Directors shall have a Chairman elected by a majority of votes of the members of the board, immediately after their investment in office.

Sole Paragraph – The Chairman of the Board of Directors shall be replaced in the manner established for his election under the introductory paragraph of this article.

Article 13 – The Board of Directors shall meet, ordinarily, at least once in every quarter and extraordinarily whenever necessary, at the call of any of its members by letter, telegram, fax or in person, at least 5 (five) days in advance.

Art. 14 – The Board of Directors shall be convened, function and adopt resolutions by the favorable vote of a majority of its elected members.

Sole Paragraph – Resolutions of the Board of Directors shall be set out in minutes of meeting, signed by all members present at the meeting.

Art. 15 – The Board of Directors has powers to:

I – establish the general orientation of the business of the Company, approving the basic directives, policy and objectives for all areas in which the Company and its controlled companies do business.

II – approve the business plans of the Company and its controlled companies, annual budgets, investment plans covering all expansion programs for the Company and its controlled companies, financial policy and plans, as well as rules concerning the level of indebtedness and other commitments related to indebtedness and the Company, including terms and conditions for contracting new debt and the hedge policy adopted by the Company.

III – elect and remove Officers and establish their duties and powers.

IV – supervise the Officers’ management, examine, at any time, the books and documents of the Company and request information on existing contracts or contracts about to be executed or on any other acts and instruments.

V – allocate, from the global amount of remuneration established by the shareholders in General Meeting, the monthly honoraria of each of the members of management of the Company.

VI – allocate to the members of management of the Company their share of the profits shown on the financial statements of the Company, including interim financial statements, subject to the limitations and provisions established by law and in these Bylaws.

VII – give its opinion on the report of Management and the accounts of the Board of Officers, authorize the payment of interim dividends and, if dividends are paid on the basis of interim financial statements, establish the share in profits to which the members of management shall be entitled.

VIII – select and remove independent auditors.

IX – call a General Meeting of shareholders when convenient or when required by law or these Bylaws.

X – establish how the Company will vote at shareholders’ meetings, and approve in advance amendments to the bylaws or articles of association, of companies in which the Company participates as partner, shareholder or quotaholder, including approval of the members of management of controlled or related companies that are to be elected by vote of the Company, subject always to the provisions of the first paragraph of the preceding article.

XI – submit proposals for amendments to these Bylaws to the shareholders in General Meeting.

XII – establish general criteria for remuneration of the members of management and upper level employees (upper level employees being superintendents and those who occupy equivalent management positions) of companies in which the Company has invested and of the companies controlled, directly or indirectly, by the Company.

XIII – establish the remuneration and benefits policy (including indirect benefits and sharing in profits and/or sales) for members of management and employees in general of companies in which the Company has invested, of the companies controlled, directly or indirectly, by the Company, and of companies related to its controlled companies, subject to existing agreements.

XIV – make decisions relating to the investment policies of the Company, of companies in which the Company has invested, of the companies controlled, directly or indirectly, by the Company and of companies related to the Company or its controlled companies.

XV – decide upon the capital structure of the Company, of companies in which the Company has invested, of the companies controlled, directly or indirectly, by the Company and of companies related to the Company or its controlled companies.

XVI – choose the principal executive of the Company, of companies in which the Company has invested, of the companies controlled, directly or indirectly, by the Company and of companies related to the Company or its controlled companies.

XVII – designate one of the members of the Board of Officers to represent the company in acts and transactions in Brazil or abroad, or authorize the grant of powers to an attorney to perform specific acts, with the minutes of the meeting at which such resolutions are adopted being filed at the Board of Trade [Junta Comercial], if necessary.

XVIII – authorize the Company to acquire shares issued by it, for cancellation or keeping in treasury for subsequent sale, subject to applicable law.

XIX – approve the issue of simple debentures, which are not convertible into shares and do not carry real security.

XX – establish and submit to the shareholders in General Meeting the list of three firms specialized in economic valuation of companies, in connection with the preparation of the report on the economic value of the shares in the Company referred to in article 32 of these Bylaws.

XXI – approve execution of contracts between the Company and its controlling shareholders, parties directly or indirectly controlled by its controlling shareholders or controlling shareholders of the Company’s controlling shareholders.

XXII – approve policy for contracts with the Company’s controlling shareholders, parties directly or indirectly controlled by its controlling shareholders or controlling shareholders of the Company’s controlling shareholders.

XXIII – approve execution by the Company of content and programming contracts and the maintenance and renewal of such contracts.

Art. 16 – The Board of Officers [Diretoria] shall be composed of no fewer than 2 (two) and no more than 4 (four) Officers, who may, but need not, be shareholders, all resident in Brazil, elected by the Board of Directors and removable by it at any time, one of whom shall the General Manager, one the Financial Officer and the others officers without portfolio, whose titles and functions shall be defined by the Board of Directors at the time of their election. All officers shall have a term of office of 2 (two) years and may be reelected.

First Paragraph – The powers and duties of the Officers shall be specified by the Board of Directors, which shall also establish the fixed remuneration of each member of the Board of Officers and shall distribute, when applicable, the share in profits fixed by the shareholders in General Meeting.

Second Paragraph – In the event of a vacancy on the Board of Officers, or incapacity of any member, the Board of Directors shall elect the new Officer or designate a substitute and shall fix, in both cases, his term of office and amounts owed in respect of his office.

Third Paragraph – The Board of Directors shall have the powers and duties conferred upon it by Law, these Bylaws and the Board of Directors to perform all acts required for the regular operation of the Company.

Fourth Paragraph – Powers-of-attorney shall be executed by 2 (two) Officers and shall be granted for specific purposes and for a defined term, not exceeding one year, except in the case of powers granted ad judicia.

Fifth Paragraph – The Board of Officers shall meet whenever necessary but at least once in every month. Meetings shall be called by the General Manager, who shall chair the meeting.

Sixth Paragraph – Meetings shall be convened with the presence of a majority of the Officers.

Seventh Paragraph – Minutes of meetings and resolutions adopted by the Board of Directors shall be drawn up in a book kept for that purpose.

Eighth Paragraph – The Board of Directors shall have powers to decide upon the issue by the Company of Promissory Notes (commercial paper) to be traded in Brazil or abroad.

Art. 17 – The General Manager shall have powers to:

I – submit for approval by the Board of Directors working plans, annual budgets, investment plans and new expansion programs for the Company and its controlled companies and cause them to be carried out on the terms approved.

II – formulate the Company’s operational strategies and directives and establish principles and methods for carrying out resolutions adopted by the shareholders in General Meeting and by the Board of Directors, with the participation of the other Officers.

III – supervise all the activities of the Company.

IV – coordinate and supervise the activities of the Board of Officers, calling and chairing its meetings.

V – exercise such other functions as may be attributed by the Board of Directors.

Art. 18 – The other Officers shall have the powers and duties assigned to them by the Board of Directors.

Art. 19 – All acts that create obligations for the Company, or release third parties from obligations to the Company, shall be valid only if:

I) signed by two members of the Board of Officers. II) signed by one member of the Board of Officers together with one attorney-in-fact of the Company. III) signed by two attorneys-in-fact of the Company.

Sole Paragraph – The Company may be represented by any one of the members of the Board of Officers, acting alone and without the formalities provided for in this article, for the purpose of receiving service of process and other judicial notifications and for giving testimony.

CHAPTER V – AUDIT COMMITTEE

Art. 20 – The Company shall have an Audit Committee [Conselho Fiscal], composed of no fewer than 3 (three) and no more than 5 (five) members and an equal number of alternates, which shall not operate on a permanent basis and which shall be elected and installed by the shareholders in General Meeting at the request of shareholders, in the cases provided for by law.

Art. 21 – The Audit Committee shall cease to function on the date of the first Ordinary General Shareholders’ Meeting following its installation. Members of the Audit Committee may be reelected.

Art. 22 – The remuneration of the members of the Audit Committee shall be fixed by the shareholders at the General Meeting at which they are elected.

CHAPTER VI – CORPORATE YEAR, BALANCE SHEET AND RESULTS

Art. 23 – The corporate year shall have a duration of one year and shall terminate on the last day of December in each year.

Art. 24 – At the end of each corporate year the financial statements provided for by law shall be prepared on the basis of the commercial books of the Company.

First Paragraph – The Board of Directors may determine that balance sheets be drawn up on a half-yearly basis or, subject to legal principles, for lesser periods and approve the payment of dividends on the basis of profits shown on such balance sheets.

Second Paragraph – The Board of Directors may also, at any time, determine that interim dividends shall be paid on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

Art. 25 – From the results of the year there shall be deducted, before any participation in profits, any accumulated losses and provision for income tax.

First Paragraph – The share in profits of the members of management, fixed in accordance with these Bylaws, shall be calculated over the profits determined in accordance with the introductory paragraph of this article, subject to the limit imposed by law.

Second Paragraph – Of the net profits of the year, after the deduction referred to in the preceding paragraph, a) 5% (five percent) shall be allocated to the Legal Reserve, provided, however, that the Legal Reserve shall not exceed 20% of the paid-in capital of the Company; b) 25% (twenty-five percent), after adjustment in accordance with article 202 of Law no. 6.40476, shall be allocated for payment of mandatory dividends to all Shareholders, subject to the provisions of article 5§3 of these Bylaws.

Third Paragraph – After allocation in the manner provided for in the preceding paragraph, the remaining balance shall, upon proposal submitted by the Board of Directors and approved by the shareholders in General Meeting, be allocated to a supplementary reserve to support working capital and for future appropriation to the capital of the Company. The amount of such reserve shall not exceed the capital of the Company.

CHAPTER VII – SALE OF CONTROL

Art. 26 – Alienation of shares that give Control Power to the controlling shareholder, in a single transaction or through successive transactions, shall be made subject to a condition precedent or condition subsequent to the effect that the acquiror undertake to realize, within a period of no more than 90 (ninety) days from the date of acquisition of the shares, a public offer to acquire the shares held by all other shareholders of the Company, so as to ensure that the other shareholders of the COMPANY are given equal treatment to that given to the shareholder that has alienated Control Power.

First Paragraph – There is a rebuttable presumption that any person, controlling shareholder or group of persons under common control that holds shares that give an absolute majority of the votes of the shareholders present at the last three General Meetings of shareholders of the Company have Control Power, even though the person, controlling shareholder or group of persons under common control does not hold shares representing a majority of the voting capital of the Company.

Second Paragraph – The negotiation of shares between shareholders that exercise Control Power, even if such negotiation results in consolidation of Control Power in a single shareholder, does not constitute a transfer of Control Power and, accordingly, does not give rise to the obligations to carry out a public offer within the terms of the introductory paragraph of this article.

Third Paragraph – In the case of acquisition of shares by a third party from one or more shareholders that exercise Control Power, the public offer referred to in the introductory paragraph of this article shall be required only after the third party has acquired the number of shares necessary to exercise Control Power.

Fourth Paragraph – In the event that Control Power over the Company is exercised by more than one shareholder, the obligation provided for in the introductory paragraph of this article shall not be required if the acquiror comes to hold Control Power jointly with the other shareholder(s) that already exercised Control Power, but does not hold sufficient votes to exercise Control Power alone.

Fifth Paragraph – For the purposes of paragraphs 3 and 4 of this article, the number of shares and/or votes necessary for the exercise of Control Power shall be a number equal to the special majorities for adopting resolutions, established under a shareholders’ agreement filed at the headquarters of the Company.

Art. 27 – The public offer for acquisition of shares referred to in article 26 of these Bylaws shall also be required whenever there is an assignment for consideration of share subscription rights, or other rights or instruments in connection with securities convertible into shares issued by the Company, that results in alienation of shares that confer Control Power over the Company.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this article shall be made on the basis of the provisions of article 26§§2, 3, 4 and 5.

Art. 28 – Subject to the sole paragraph of this article, the public offer for acquisition of shares referred to in article 26 shall also be required in the event of alienation of control over the controlling shareholder of the Company to a third party. In that event, the controlling shareholder shall be obliged to declare to BOVESPA the value attributed to the Company in connection with alienation of Control Power over the Company and shall provide BOVESPA with documentation to support the declared value.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this article shall be made on the basis of the provisions of article 26§§2, 3, 4 and 5.

Art. 29 – Any shareholder that holds shares in the Company and that acquires Control Power over the Company through a private contract for purchase of shares with the controlling shareholder that owns shares that represent Control Power over the Company shall be obligated to: (i) make a public offer on the terms set out in article 26 of these Bylaws, and (ii) pay to any shareholders from whom the acquiror of Control Power had purchased shares on the stock exchange within the 6 (six) months prior to acquisition of shares representing Control Power over the Company, the difference between the price paid to the controlling shareholder who held Control Power over the Company and the amount paid on the stock exchange for shares in the Company during the said period, duly adjusted.

Sole Paragraph – The determination as to whether a transfer of Control Power has occurred under the terms of this article shall be made on the basis of the provisions of article 26§§2, 3, 4 and 5.

CHAPTER VIII – CANCELLATION OF REGISTRATION AS A PUBLICLY-TRADED COMPANY

Art. 30 – Without prejudice to applicable provisions under legislation and regulations, cancellation of registration of the Company as a publicly-traded company with the Brazilian Securities Commission [Comissão de Valores Mobiliários – CVM] shall be preceded by a public offer for acquisition of shares at a price that is no less than the value of the Company and its shares as determined in an valuation report prepared by a specialized firm, on the basis of a recognized methodology or other criteria that may be defined by the CVM.

Sole Paragraph – Cancellation shall be preceded by a specific resolution to that effect adopted by the shareholders in Extraordinary General Meeting.

Art. 31 – In the event that the valuation report referred to in article 30 is not ready at the time the Extraordinary General Meeting of shareholders is convened to consider cancellation of registration as a publicly-traded company, the shareholder which holds Control Power shall inform the meeting of the amount per share or per lot of one thousand shares that it will pay under the public offer.

First Paragraph – The public offer shall be subject to the condition that the value determined in the valuation report referred to in article 30 is not greater than the amount disclosed by the shareholder which holds Control Power at the meeting referred to in the introductory paragraph of this article.

Second Paragraph – If the value of the shares determined in the valuation report is greater than the amount disclosed by the controlling shareholder, the resolution referred to in the introductory paragraph of this article shall automatically be cancelled and this fact shall be given broad disclosure in the market, unless the shareholder that holds Control Power expressly agrees to make the public offer at the price determined in the valuation report.

Art. 32 – The valuation report shall be prepared by a specialized firm that has proven experience and is independent with respect to the decision-making powers of the Company, the members of its management and/or the controlling shareholder, in addition to meeting all other legal requirements. The costs incurred in connection with the preparation of the report shall be borne by the shareholder that holds Control Power referred to in the introductory paragraph of this article.

CHAPTER IX – EXITING LEVEL 2

Art. 33 – Should the shareholders in Extraordinary General Meeting approve the exit of the Company from BOVESPA Level 2, the controlling shareholder of the Company shall make a public offer to acquire shares for the amount determined in accordance with article 30 of these Bylaws (i) within a period of 90 (ninety) days, in the event that the Company exits Level 2 so that shares in the Company may be traded outside Level 2 and (ii) within a period of 120 (one hundred and twenty days) from the date of the General Meeting of shareholders at which a transaction for corporate reorganization is approved, if the shares in the company resulting from such reorganization are not admitted for trading on Level 2.

First Paragraph – The public offer provided for under this article shall follow, to the extent applicable, the rules for public offer upon cancellation of registration as a publicly-traded company with the CVM established under articles 30, 31 and 32 of these Bylaws.

Second Paragraph – The controlling shareholder shall be relieved of the obligation to make the public offer provided for under this article in the event that the Company’s exit from Level 2 results from the listing of shares in the Company for trading on the BOVESPA New Market.

CHAPTER X – LIQUIDATION

Art. 34 – The Company shall enter into liquidation in the circumstances contemplated by law or on resolution of the shareholders in General Meeting, and shall be extinguished upon termination of liquidation.

Sole Paragraph – The Board of Directors shall appoint the liquidator, establish the form of, and directives for, the liquidation and fix the liquidator’s fees.

CHAPTER XI – ARBITRATION

Art. 35 – Disputes and controversies arising out of or in connection with these Bylaws, the Level 2 Regulation, the provisions of Law no. 6.404/76, rules issued by the National Monetary Council, the Central Bank of Brazil or the Brazilian Securities Commission, BOVESPA regulations and other rules applicable to the functioning of the capital market in general shall be resolved by arbitration conducted in accordance with the regulations of Market Arbitration Chamber created by BOVESPA.

CHAPTER XII – GENERAL PROVISIONS

Art. 36 – Dividends that have not been received or claimed within three years from the date on which they were made available to the shareholder shall revert to the Company.

Art. 37 – Shareholders’ agreements that have been duly filed at the headquarters of the Company and that contain terms and conditions for the alienation of shares in the Company, govern preemptive rights or regulate the exercise of shareholders’ voting rights shall be complied with by the Company and the members of its management.

Sole Paragraph – The obligations and liabilities under such agreements shall be opposable against third parties from the time that such agreements are duly registered on the registers of the Company and share certificates, if issued. The members of the management of the Company shall endeavor to ensure compliance with such agreements and the chairman of General Meetings of shareholders or of meetings of the Board of Directors, as the case may be, shall declare invalid any vote cast by a shareholder or director contrary to the terms of such agreements. In cases of absence of, or abstention by, shareholders or directors, the injured shareholders or the directors elected by the injured shareholders may cast the votes pertaining to the absent or abstaining shareholders or directors, as the case may be, within the terms of art. 118§§8 and 9 of Law no. 6.404/76.

Art. 38 – The Company shall comply with the procedures under its internal self-regulation policy in connection with trading of securities issued by the Company.

Art. 39 – The issuing of founders’ shares [partes beneficiaries] by the Company is expressly prohibited.

São Paulo, October 30th, 2002.

Marco Aurélio dos Anjos Ferreira
Chairman

Arnaldo Cordeiro Pacheco de Medeiros Montenegro
Secretary

EXHIBIT 2.2

CONFORMED COPY

NET SUL TV A CABO E PARTICIPAÇÕES LTDA.,
as Issuer,

THE CHASE MANHATTAN BANK, NEW YORK
as Registrar and Paying Agent,

THE CHASE MANHATTAN BANK, LONDON BRANCH
as Transfer Agent, Calculation Agent and Paying Agent,

CHASE MANHATTAN BANK LUXEMBOURG, S.A.
as Paying Agent,

CHASE TRUST BANK
as Principal Paying Agent,

TV A CABO DE CAPÃO DA CANOA LTDA.

HORIZONTE SUL COMUNICAÇÕES LTDA.

DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA.

DR MULTI CABO SANTA MARIA LTDA.

TV CABO DO SUL LTDA.

ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.

TV CABO CRICIÚMA LTDA.

CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.

MULTICANAL FLORIANÓPOLIS S.A.

HTV COMUNICAÇÕES LTDA.

TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.

TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.

VTV TELEVISÃO A CABO LTDA.
and
TV A CABO SERRANA LTDA.,
as Guarantors

+ and +

THE CHASE MANHATTAN BANK, NEW YORK
as Trustee

INDENTURE

Dated as of October 31, 1997

U.S.$48,000,000 Series A Floating Rate Notes due 2005

U.S.$11,000,000 Series B Floating Rate Notes due 2005

U.S.$21,000,000 Series C Floating Rate Notes due 2005

TABLE OF CONTENTS

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

ARTICLE 2

FORMS OF NOTES

SECTION 2.1	Forms Generally	36
SECTION 2.2	Form of Face of Note	37
SECTION 2.3	Form of Reverse of Note	40
SECTION 2.4	Form of Trustee's Certificate of Authentication	43

ARTICLE 3

THE NOTES

ARTICLE 4

SATISFACTION AND DISCHARGE

SECTION 4.1	Satisfaction and Discharge of Indenture	55
SECTION 4.2	Application of Trust Money	56
SECTION 4.3	Set-Off; Sharing of Payments	56

ARTICLE 5

DEFAULTS AND REMEDIES

ARTICLE 6

THE TRUSTEE

ARTICLE 7

NOTEHOLDERS, LISTS AND REPORTS BY TRUSTEE AND THE COMPANY

SECTION 7.1	Company to Furnish Trustee Names and Addresses of Noteholders	79
SECTION 7.2	Preservation of Information; Communications to Noteholders	79
SECTION 7.3	Reports by Trustee	80

ARTICLE 8

MERGER, CONSOLIDATION, ETC.

SECTION 8.1	Mergers, Consolidations and Certain Sales of Assets	82
SECTION 8.2	Successor Substituted	83

ARTICLE 9

SUPPLEMENTAL INDENTURES

SECTION 9.1	Supplemental Indentures Without Consent of Noteholders	84
SECTION 9.2	Supplemental Indentures with Consent of Noteholders	84
SECTION 9.3	Execution of Supplemental Indentures	85
SECTION 9.4	Effect of Supplemental Indentures	85
SECTION 9.5	Reference in Notes to Supplemental Indentures	85

ARTICLE 10

COVENANTS

ARTICLE 11

REPRESENTATIONS AND WARRANTIES

SECTION 11.1	Representations and Warranties of the Company and the Guarantors	100

ARTICLE 12

TAXES AND INCREASED COSTS

SECTION 12.1	Payment of Additional Noteholder Costs	108
SECTION 12.2	Payment of Covered Taxes	109

ARTICLE 13

REDEMPTION OF NOTES

ARTICLE 14

GUARANTEE

INDENTURE , dated as of October 31, 1997, among NET SUL TV A CABO E PARTICIPAÇÕES LTDA. , a corporation duly organized and existing under the laws of the Federative Republic of Brazil (the “Company” ), having its principal office at Avenida Érico Veríssimo, 400, 90160-180 Porto Alegre+RS, Brazil, TV A CABO DE CAPÃO DA CANOA LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA., DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA., DR MULTICABO SANTA MARIA LTDA., TV CABO DO SUL LTDA., ANTENAS COMUNITÁRIAS SUL BRASIL LTDA., TV CABO CRICIÚMA LTDA., CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA., MULTICANAL FLORIANÓPOLIS S.A., HTV COMUNICAÇÕES LTDA., TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA., ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA., VTV TELEVISÃO A CABO LTDA. and TV A CABO SERRANA LTDA. , each a corporation incorporated under the laws of the Federative Republic of Brazil (each a “Guarantor” and, collectively, the “Guarantors” ), THE CHASE MANHATTAN BANK, NEW YORK , a New York banking corporation, as Trustee (the “Trustee” ), THE CHASE MANHATTAN BANK, NEW YORK as Registrar and Paying Agent, THE CHASE MANHATTAN BANK, LONDON BRANCH as Transfer Agent, Calculation Agent and Paying Agent, CHASE MANHATTAN BANK LUXEMBOURG, S.A. as Paying Agent, and CHASE TRUST BANK as Principal Paying Agent.

RECITALS OF THE COMPANY AND THE GUARANTORS

The Company has duly authorized the issue of U.S.$48,000,000 Series A Floating Rate Notes due 2005, U.S.$11,000,000 Series B Floating Rate Notes due 2005 and U.S.$21,000,000 Series C Floating Rate Notes due 2005 (the “Notes” ) of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

The Guarantors have duly authorized the execution and delivery of this Indenture to provide for their joint and several Guarantee with respect to the Notes as set forth in this Indenture. All things necessary (i) to make the Notes, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company, and (ii) to make the Guarantee, which when executed by the Guarantors and endorsed on the Notes executed, authenticated and delivered hereunder, the valid obligations of each of the Guarantors and (iii) to make this Indenture a valid agreement of the Company and the Guarantors, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Noteholders thereof, it is mutually agreed, for the equal and proportionate benefit of all Noteholders, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions

For all purposes of this Indenture, except as otherwise expressly provided herein or unless the context otherwise requires:

(1)     the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)     all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)     all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with Brazilian GAAP, and except as otherwise expressly provided herein, the term “Brazilian GAAP” , with respect to any computation required or permitted hereunder, shall mean Brazilian GAAP as is generally accepted at the date of such computation;

(4)     calculations of ratios and other financial data with respect to quarters ending prior to July 1, 1997, shall be derived from (i) the pro-forma Special Purpose Combined Financial Statements of Rede Net Sul at and for the three months ended June 30, 1997 (unaudited), stated in constant Reais of June 30, 1997, and (ii) the individual and consolidated financial statements of HTV Comunicações Ltda. at and for the three months ended June 30, 1997 (unaudited), stated in constant Reais of June 30, 1997 (collectively, the “ Combined Financial Statements ”);

(5)     the words “herein” , “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(6)     all references in this Indenture, the Notes and the Guarantee to interest in respect of any Note shall be deemed to include all Additional Amounts in respect thereof, if any, unless the context otherwise requires; all references in this Indenture, the Notes and the Guarantee to principal in respect of any Note shall be deemed to include any Additional Amounts, Breakage Costs and/or Redemption Price in respect thereof (and all such references to the Stated Maturity of the principal in respect of any Note shall be deemed to include the Redemption Date with respect to any such Redemption Price); express mention of the payment of Additional Amounts, Breakage Costs and or Redemption Price in any provision hereof or of the Notes or the Guarantee shall not be construed, without more, as excluding reference to Additional Amounts and/or Breakage Costs in those provisions hereof or thereof where such express mention is not made and

(7)     all references in this Indenture to “$" , “U.S.$" , “U.S. dollars” , “dollars” or “United States dollars” shall refer to the lawful currency of the United States of America.

“Acquired Indebtedness” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such Person merges with or into or consolidates with or becomes a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, which Indebtedness was not incurred in anticipation of, and was outstanding prior to, such merger, consolidation or acquisition.

“Act” , when used with respect to any Noteholder, has the meaning specified in Section 1.4.

“Additional Amounts” has the meaning specified in Section 12.2.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” , when used with respect to any Person, means the power, to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding the foregoing, any entity which is a joint venture partner or a co-investor in a business with the Company or a Subsidiary of the Company shall not be deemed to be an Affiliate solely by reason of such joint venture or business relationship.

“Agent Member” means any member of, or participant in, the Depositary.

“Applicable Interest Rate” means for a series of Notes and an Interest Period, a per annum rate equal to the aggregate of LIBOR plus the Applicable Margin with respect to such series of Notes for such Interest Period.

“Applicable Margin” means, for the first Interest Period, 2.375%, 2.625% and 2.875% for the Series A Notes, Series B Notes and Series C Notes, respectively. For each Interest Period thereafter, the Applicable Margin shall be as set forth in the following grid, based on the ratio of Consolidated Total Senior Indebtedness as per the quarterly or annual balance sheet most recently available prior to the first day of such Interest Period to Consolidated Adjusted EBITDA for the period of four fiscal quarters ending on the date of such balance sheet:

Consolidated Total	Series A	Series B	Series C
Senior Indebtedness/	Notes	Notes	Notes
Consolidated Adjusted
EBITDA
4.5 and above	2.750	3.000	3.250%
4.0 to 4.5	2.500	2.750	3.000%
3.5 to 4.0	2.375	2.625	2.875%
3.0 to 3.5	2.250	2.500	2.750%
2.5 to 3.0	2.125	2.375	2.625%
2.0 to 2.5	2.000	2.250	2.500%
Less than 2.0	1.875	2.125	2.375%

For the purposes of expressing the ranges of the ratio of Consolidated Total Senior Indebtedness to Consolidated Adjusted EBITDA in this definition of Applicable Margin, “to” shall mean “up to but not including”.

“Applicable Procedures” has the meaning set forth in Section 3.4(c)(2).

“Applicable Purchasing Office” means, for each Noteholder, the “Purchasing Office” of such Noteholder (or of an affiliate of such Noteholder) designated on the signature pages of the Purchase Agreement or other agreement pursuant to which such Noteholder acquired such Notes, or such other office of such Noteholder (or of an affiliate of such Noteholder) as such Noteholder may from time to time specify to the Trustee and the Company as the office by which its purchase of Notes is to be made and through which its interest in the Notes is maintained.

“Asset Disposition” by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Subsidiaries (including a consolidation or merger or other sale of any such Subsidiary with, into or to another Person in a transaction in which such Subsidiary ceases to be a Subsidiary of the specified Person, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly Owned Subsidiary of such Person or by such Person to a Wholly Owned Subsidiary of such Person) of (i) shares of Capital Stock, quotas or other ownership interests of a Subsidiary of such Person, or (ii) other assets or rights of such Person or any of its Subsidiaries other than (A) in the ordinary course of business or (B) that constitutes a Restricted Payment which is permitted under Section 10.15.

“Attributable Value” means, as to any particular lease under which any person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with Brazilian GAAP, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with Brazilian GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated. “Attributable Value” means, as to a Capital Lease Obligation, the principal amount thereof.

“Base Currency” has the meaning set forth in Section 1.14(b).

“Board of Directors” means the Board of Directors of the Company or a Subsidiary, as the context requires, or any committee thereof duly authorized to act on behalf of such Board of Directors.

“Board Resolution” means a copy of a duly adopted resolution of the Board of Directors in full force and effect at the time of determination and certified by the Secretary or Assistant Secretary of the Company (or another Officer of the Company performing corporate secretarial functions for the Company) to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

“Brazil” means the Federative Republic of Brazil and any ministry, department, authority (including the Central Bank) or statutory corporation or other entity (including a trust), owned or controlled directly or indirectly by the Federative Republic of Brazil or any of the foregoing.

“Brazilian GAAP” means accounting principles generally accepted in Brazil from time to time.

“Breakage Costs” means such amount or amounts (if any), payable by the Company to the Trustee for the account of each Noteholder, upon the request of such Noteholder through the Trustee, sufficient (in the reasonable opinion of such Noteholder) to compensate it for any loss, cost or expense (excluding loss of anticipated profits) that such Noteholder reasonably determines results from or is based on the payment for whatever reason of the Notes held by such Noteholder on a date other than an Interest Payment Date. Each Noteholder will furnish to the Company a certificate setting forth the basis and amount of each request by such Noteholder for Breakage Costs, which certificate shall provide reasonable detail as to the calculation of such loss, cost or expense and shall be conclusive and binding for all purposes, absent manifest error, provided that the determination of Breakage Costs is made on a reasonable basis.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks are open for business in the city where the Registrar has its specified office, New York City, and the city of São Paulo, Brazil, and, in the case of presentation and/or surrender of any Note, in the place in which such Note is to be presented or surrendered.

“Call Settlement Date” has the meaning set forth in Section 13.3.

“Call Settlement Price” has the meaning set forth in Section 13.3.

“Capital Expenditure” means any expenditure for equipment, fixed assets, real property or improvements or for replacements or substitutions therefor or additions thereto that have a useful life of more than one year.

“Capital Lease” is defined in the definition of Capital Lease Obligation.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability set forth on a balance sheet of such Person in accordance with Brazilian GAAP (a “Capital Lease” ). The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with Brazilian GAAP.

“Capital Stock” of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participations, including quotas in a Brazilian limited liability quota company ( limitada ) or partnership interests, whether general or limited, of such Person.

“Cash Equivalents” means (i) any evidence of Indebtedness with a maturity of 365 days or less issued or directly and fully guaranteed or insured by the Federative Republic of Brazil or the United States of America or any agency or instrumentality thereof ( provided that the full faith and credit of the Federative Republic of Brazil or the United States of America, as the case may be, is pledged in support thereof or such Indebtedness constitutes a general obligation of it); (ii) deposits, certificates of deposit or acceptances with a maturity of 365 days or less of any institution which is a Brazilian regulated bank or a member of the Federal Reserve System having combined capital and surplus and undivided profits (or any similar capital concept) of not less than U.S.$100.0 million (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) at the time of deposit; (iii) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate of the Company) incorporated or organized under the laws of the Federative Republic of Brazil or any jurisdiction thereof or the United States or any state thereof or the District of Columbia and rated at least “A-1” by S&P or “P-1” by Moody’s or their respective Brazilian affiliates; (iv) investments with a maturity of 365 days or less of any person that is fully and unconditionally guaranteed by a bank referred to in clause (ii); and (v) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States Government, in each case maturing within one year from the date of acquisition.

“CEDEL” means Cedel Bank, société anonyme (or any successor securities clearing agency).

“Central Bank” means the Central Bank of Brazil (Banco Central do Brasil) or any successor entity.

“Certificate of Registration” is defined in Section 10.27.

“Change of Control” shall mean any event or transaction or series of events or transactions by which RBS Participações S.A. and its Affiliates together shall cease to control the Issuer.

“Combined Financial Statements” is defined in introductory paragraph (4) of this Section 1.1.

“Commission” means the United States Securities and Exchange Commission.

“Common Equity” of any Person means Capital Stock of such Person that is not Disqualified Stock.

“Company” means the Person named as the “Company” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture and thereafter “Company” shall mean such successor Person. “Company Request” or “Company Order” means a written request or order signed in the name of the Company by two Officers of the Company and delivered to the Trustee.

“Consolidated Adjusted Available Cash Flow” for any period means the Consolidated Net Income of the Company and its Subsidiaries for such period decreased by an amount equal to the aggregate of (a) an amount equal to the higher of Consolidated Debt Service for such period and the amount actually paid by the Company and its Subsidiaries in respect thereof for such period (including any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its stated maturity); plus (b) an amount equal to Capital Expenditure for such period plus any amount in respect thereof which, by the terms of any agreement or otherwise, the Company or any of its Subsidiaries is obliged to expend; plus (c) any amounts due in respect of taxes for such period and not already taken into account in determining Consolidated Net Income; provided, however , that there shall be excluded from the Consolidated Adjusted Available Cash Flow (if positive) of any Subsidiary of the Company (calculated separately for such Subsidiary in the same manner as provided above for the Company) that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Subsidiary of the Company to the extent of such restriction. “Consolidated Adjusted EBITDA” for any period, means the Consolidated Net Income of the Company and its Subsidiaries for such period (but deducting therefrom any interest income) increased by the sum of the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Adjusted Gross Interest Expense of the Company and its Subsidiaries for such period, plus (ii) Consolidated Income Tax Expense of the Company and its Subsidiaries for such period, plus (iii) the consolidated depreciation and amortization expense included in the same income statement of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with Brazilian GAAP, plus, (iv) any charge related to any premium or penalty paid in connection with redeeming or retiring any Indebtedness prior to its stated maturity; provided, however , that (A) there shall be excluded therefrom the Consolidated Adjusted EBITDA (if positive) of any Subsidiary of the Company (calculated separately for such Subsidiary in the same manner as provided above for the Company) that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Subsidiary of the Company to the extent of such restriction; and (B) in respect of the period of four fiscal quarters ending on the last day of (a) the Company’s second fiscal quarter of 1997, it shall be equal to the product of Consolidated Adjusted EBITDA for the period equal to the second fiscal quarter of 1997 multiplied by four; (b) the Company’s third fiscal quarter of 1997, it shall be equal to the product of Consolidated Adjusted EBITDA for the period equal to the second and third fiscal quarters of 1997 multiplied by two; and (c) the Company’s fourth fiscal quarter of 1997, it shall be equal to the product of Consolidated Adjusted EBITDA for a period equal to the second, third and fourth fiscal quarters of 1997 multiplied by four and divided by three.

“Consolidated Adjusted Gross Intere st Expense” means for any period the consolidated gross interest expense (including any additional amounts payable in respect of any such interest bearing obligations) included in a consolidated income statement, without deducting therefrom any interest income of the Company and its Subsidiaries for such period calculated on a consolidated basis in accordance with Brazilian GAAP, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Indebtedness discounts; (ii) any payments or fees with respect to letters of credit, bankers’ acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements; (iv) Preferred Stock dividends of the Company and its Subsidiaries declared and paid or payable; (v) accrued Disqualified Stock dividends of the Company and its Subsidiaries, whether or not declared or paid; (vi) interest on Indebtedness guaranteed by the Company and its Subsidiaries; and (vii) the portion of any Capital Lease Obligation paid during such period that is allocable to interest expense during such period as determined on a consolidated basis in accordance with Brazilian GAAP, but excluding therefrom any amounts payable in respect of interest on any Subordinated Indebtedness; provided that in respect of the period of four fiscal quarters ending on the last day of (a) the Company’s second fiscal quarter of 1997, it shall be equal to the product of Consolidated Adjusted Gross Interest Expense for the period equal to the second fiscal quarter of 1997 multiplied by four, (b) the Company’s third fiscal quarter of 1997, it shall be equal to the product of Consolidated Adjusted Gross Interest Expense for the period equal to the second and third fiscal quarters multiplied by two and (c) the Company’s fourth fiscal quarter of 1997, it shall be equal to the product of Consolidated Adjusted Gross Interest Expense for a period equal to the second, third and fourth fiscal quarters multiplied by four and divided by three.

“Consolidated Debt Service” for any period means all amounts payable or paid by the Company and its Subsidiaries in such period in respect of any Indebtedness.

“Consolidated Income Tax Expense” for any period means the consolidated provision for income taxes of the Company and its Subsidiaries for such period calculated in accordance with Brazilian GAAP.

“Consolidated Net Income” for any period means the consolidated net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with Brazilian GAAP; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person prior to the date it became a Subsidiary of the Company or is merged into or consolidated with the Company or any of its Subsidiaries or such Person’s assets are acquired by the Company or any of its Subsidiaries except to the extent of the amount of dividends or distributions actually paid by such Person to the Company or a Subsidiary of the Company in respect of such period, (b) the net income (or loss) of any Person that is not a Subsidiary of the Company except to the extent of the amount of dividends or other distributions actually paid to the Company or a Subsidiary of the Company by such Person during such period, (c) gains or losses on Asset Dispositions by the Company or its Subsidiaries, (d) all extraordinary gains but not extraordinary losses, (e) the cumulative effect of changes in accounting principles, (f) any gains but not losses resulting from fluctuations in currency exchange rates, (g) any gain or loss realized on the termination of any employee pension benefit plan, (h) net income from discontinued operations and (i) the tax effect of any of the items described in clauses (a) through (g) above; provided, further, that for purposes of any determination pursuant to Section 10.15, there shall further be excluded therefrom the net income (but not net loss) of any Subsidiary of the Company that is subject to a restriction which prevents the payment of dividends or the making of distributions to the Company or another Subsidiary of the Company to the extent of such restriction.

“Consolidated Total Indebtedness” at any time means the aggregate principal amount outstanding of Indebtedness of the Company and its Subsidiaries on a consolidated basis.

“Consolidated Total Senior Indebtedness” at any time means Consolidated Total Indebtedness minus the aggregate principal amounts outstanding of Subordinated Indebtedness.

“Contract” of a Person means any indenture, mortgage, deed of trust, loan agreement, note, lease, license, concession agreement, authorization, permit, certificate or other agreement or instrument to which such Person is a party, or to which any of such Person’s assets or properties are subject.

“control” is defined in the definition of Affiliate.

“Corporate Trust Office” means the principal corporate trust office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of execution of this Indenture is located at The Chase Manhattan Bank, Global Trust Services, 450 West 33rd Street, 15th Floor, New York, New York 10001-2697.

“corporation” means a corporation, association, company, limited liability company, joint-stock company or business trust.

“Covered Taxes” has the meaning set forth in Section 12.2.

“Cutoff Date” has the meaning set forth in Section 1.4.

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários) of Brazil or any successor agency thereto.

“Default” means any event which is, or after the passing of time or the giving of notice or both would be, an Event of Default.

“Default Interest” has the meaning specified in Section 3.6.

“Default Rate” means for a series of Notes, a per annum rate equal to the Applicable Rate plus one (1) percent.

“Depositary” means DTC for so long as it shall be a clearing agency registered under the Exchange Act, or such successor as the Company shall designate from time to time in an Officers’ Certificate delivered to the Trustee.

“Determination Date” means the day that is two London Business Days preceding a Reset Date.

“Disinterested Board of Directors Member” means, with respect to any transaction or series of transactions, a member of the Board of Directors of the Company other than a Board of Directors member who has any material direct or indirect financial interest in or with respect to such transaction or series of transaction or is an Affiliate, beneficial holder of 10% or more of any class of Capital Stock or officer, director, Board of Directors member or employee of any person who has any direct or indirect financial interest in or with respect to such transaction or series of transactions.

“Disqualified Stock” of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of such Person, any Subsidiary of such Person or the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Notes; provided, however, that any Preferred Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Preferred Stock upon the occurrence of a Change of Control occurring prior to the final Stated Maturity of the Notes shall not constitute Disqualified Stock if the change of control provisions applicable to such Preferred Stock are not more favorable to the holders of such Preferred Stock than the provisions applicable to the Notes contained in Section 10.23 and such Preferred Stock specifically provides that the Company will not repurchase or redeem any such stock pursuant to such provisions prior to the Company’s repurchase of such Notes as are required to be repurchased pursuant to Section 10.23.

“DTC” means The Depository Trust Company.

“Enforceability Exceptions” has the meaning specified in Section 11.1(g).

“Environmental Laws” means all Federal, state, district, local and foreign laws, rules, regulations, ordinances, and consent decrees relating to health, safety, hazardous substances, pollution and environmental matters, as now or at any time hereafter in effect, applicable to the Company’s or any Guarantor’s business and/or facilities (whether or not owned by it) including all laws relating to emissions, discharges, releases or threatened releases of pollutants, contamination, chemicals, or hazardous, toxic or dangerous substances, materials or wastes into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, or hazardous, toxic or dangerous substances, materials or wastes.

“Euroclear” means Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System.

“Event of Default” has the meaning specified in Section 5.1.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended (or any successor act) and the rules and regulations thereunder.

“Existing Accounting Policies” means the present accounting policies and principles adopted by the Company or a Guarantor, as the case may be, as at the Issue Date.

“Expiration Date” has the meaning set forth in the definition of Offer to Purchase.

“Global Note” means, as the context may require, any or all of the Regulation S Global Note(s) and the Restricted Global Note(s).

“Governmental Authority” means any nation or government, any state or municipality or other political subdivision thereof and any entity exercising executive, legislative, judicial, monetary, regulatory (including, without limitation, any bank regulatory authority) or administrative functions of or pertaining to government.

“guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and “guaranteed”, “guaranteeing” and “guarantor” shall have meanings correlative to the foregoing); provided , however , that a guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“Guarantee” means the joint and several, unconditional and irrevocable guarantee by the Guarantors of the due and punctual payment of the principal of and premium, if any, and interest (including any Additional Amounts) on, the Notes.

“Guarantor” means each Subsidiary of the Company identified as such in the first paragraph of this Indenture and each Subsidiary of the Company that becomes a Guarantor after the date hereof pursuant to the terms of a supplemental indenture delivered in accordance with Section 10.26 hereof.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation including by acquisition of Subsidiaries or the recording, as required pursuant to Brazilian GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence”, “Incurred”, “Incurrable” and “Incurring” shall have meanings correlative to the foregoing); provided , however , that a change in Brazilian GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness and that neither the accrual of interest nor the accretion of original issue discount shall be deemed an Incurrence of Indebtedness; provided further , however , that the Company or the Guarantors may elect to treat all or any portion of a revolving credit debt commitment, whether or not then outstanding, of the Company, a Guarantor or a Subsidiary as being incurred from and after any date beginning the date the revolving credit commitment is extended to the Company, a Guarantor or a Subsidiary, by furnishing notice thereof to the Trustee, and any borrowings or reborrowings by the Company, a Guarantor or a Subsidiary under such commitment up to the amount of such commitment designated by the Company or the Guarantors as Incurred shall not be deemed to be new Incurrences of Indebtedness by the Company, such Guarantor or such Subsidiary.

“Indebtedness” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including any such obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) all Receivables Sales of such Person, together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith, (vi) every Capital Lease Obligation of such Person and all Attributable Values in respect of Sale and Leaseback Transactions entered into by such Person, (vii) all obligations to redeem Disqualified Stock issued by such Person, (viii) every obligation of such Person with respect to Preferred Stock other than Qualified Preferred Stock, (ix) every obligation under Interest Rate and Currency Protection Agreements of such Person, (x) every obligation of the type referred to in Clauses (i) through (ix) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed, and (x) every obligation or guarantee of such obligation of the type referred to in clauses (i) through (viii) of another Person and all dividends of another Person where such Person has created a Lien over any of its property to secure such obligation or a guarantee of such obligation or such dividend payment.

The “amount” or “principal amount” of Indebtedness at any time of determination represented by (a) any Indebtedness issued at a price that is less than the principal amount at maturity thereof, shall be the amount of the liability in respect thereof determined in accordance with Brazilian GAAP, (b) any Receivables Sale, shall be the amount of the unrecovered capital or principal investment of the purchaser (other than the Company, any Guarantor or any Wholly Owned Subsidiary of the Company or any such Guarantor) thereof for which the Seller of the Receivables remains obligated, excluding amounts representative of yield or interest earned on such investment, (c) any Disqualified Stock, shall be the maximum fixed redemption or repurchase price in respect thereof, (d) any Preferred Stock which is not Qualified Preferred Stock, shall be the amount subscribed therefor, and (e) any Capital Lease Obligation, shall be determined in accordance with the definition thereof. In no event shall Indebtedness include any liability for taxes.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

“Independent Auditor” shall have the meaning set forth in Section 10.8 hereof.

“Interest Payment Date” shall have the meaning set forth in Section 3.6 hereof.

“Interest Period” means, (i) with respect to an Interest Payment Date (other than with respect to the Interest Payment Date in January 1998) the period beginning on (and including) the immediately preceding Interest Payment Date and ending on (and including) the calendar day immediately preceding such Interest Payment Date; and (ii) with respect to the Interest Payment Date in January 1998, the period beginning on (and including) the Issue Date and ending on (and including) the calendar day immediately preceding such Interest Payment Date.

“Interest Rate or Currency Protection Agreement” of any Person means any forward contract, futures contract, swap, option, hedge or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates or indices, currency exchange rates or indices or commodity prices or indices.

“Investment” by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person, including any payment on a guarantee of any obligation of such other Person, but excluding any loan, advance or extension of credit to an employee of the Company or a Guarantor in the ordinary course of business, accounts receivables and other commercially reasonable extensions of trade credit.

“Issue Date” means the date on which the Notes are first authenticated and delivered under this Indenture.

“Judgment Currency” has the meaning set forth in Section 1.14(b).

“LIBOR” means a per annum rate determined by the Trustee in accordance with the following:

    (a)     LIBOR on a Reset Date shall be the rate for deposits in U.S. dollars for a period of three months which appears on page 3750 of the Dow Jones Markets Service as of 11:00 a.m. London time, on the Determination Date immediately preceding such Reset Date (which rate shall have the number of decimal places set forth on such Dow Jones Markets Service page); or

    (b)     If on any Determination Date no quotation is given on page 3750 of the Dow Jones Markets Service, LIBOR shall be determined on the basis of the rate for deposits in U.S. dollars for a period of three months which appears on the Reuters Screen LIBO Page (or such other page as may replace the LIBO page on that service for the purpose of displaying London Interbank Offered Rates of major banks) (such rates to be averaged and rounded upwards to four decimal places), and if no quotations are given on the Reuters Screen LIBO Page, LIBOR shall be determined on the basis of the rates at which deposits in U.S. dollars are offered by the Reference Banks, as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for a period of three months commencing on that Reset Date and in a principal amount equal to an amount of not less than U.S.$1,000,000. The Trustee shall request the principal London office of such Reference Banks to provide quotations of their rates. If at least two such quotations are provided, LIBOR for that Reset Date shall be the arithmetic mean of the quotations rounded to four decimal places. If fewer than two quotations are provided as requested, LIBOR for that Reset Date shall be the arithmetic mean of the rates quoted by major banks in New York City as of approximately 11:00 a.m., New York City time, on that Determination Date for loans in U.S. dollars to leading European banks for a period of one month commencing on that Reset Date rounded to four decimal places; provided that if the banks selected as aforesaid by the Trustee are not quoting as mentioned above, LIBOR shall be the arithmetic mean (rounded to four decimal places) of the rate notified by each Noteholder to the Trustee before the last day of such Interest Period to which such Determination Date relates to be the percentage rate which expresses the cost to such Noteholder of funding from whatever sources it may select its participation in the Notes during such Interest Period.

“Lien” means, with respect to any property, assets, revenues or income, any mortgage or deed of trust, pledge, hypothecation, assignment, Receivables Sale, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), Sale and Leaseback Transaction, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property, assets, revenues or income (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“London Business Day” means any day (other than a Saturday or Sunday) on which banks are open for business in London.

“Margin Stock” shall have the meaning accorded to such term in Regulation G of the Board of Governors of the Federal Reserve System (or any successor), as amended.

“Material Adverse Effect” with respect to a Person, means a material adverse effect on its condition, financial or otherwise, results of operations, business, properties or assets.

“Maturity” , when used with respect to any Note, means the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Net Available Proceeds” from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Indebtedness or other obligations relating to such properties or assets) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes (including taxes payable upon payment or other distribution of funds from a foreign subsidiary to the Company or another subsidiary of the Company) required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Subsidiaries on any Indebtedness which is secured by, such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Asset Disposition, (iv) appropriate amounts to be provided by such Person or any Subsidiary thereof, as the case may be, as a reserve in accordance with Brazilian GAAP against any liabilities associated with such assets and retained by such Person or any Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the Board of Directors, in its reasonable good faith judgment evidenced by a certificate of such Board of Directors filed with the Trustee; provided, however, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be treated for all purposes of this Indenture and the Notes as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction, and (v) any consideration for an Asset Disposition (which would otherwise constitute Net Available Proceeds) that is required to be held in escrow pending determination of whether a purchase price adjustment will be made, but amounts under this clause (v) shall become Net Available Proceeds at such time and to the extent such amounts are released to such Person.

“Net Obligation” at any date of determination means the net amount, exclusive of any commissions or administrative fees that a Person would be obligated to pay upon the termination of an Interest Rate or Currency Protection Agreement as of such date.

“Net Sul Group” means the Company, each of the Guarantors, and all direct and indirect Subsidiaries of the Company or any of the Guarantors.

“Net Sul Shareholder” means any holder of the Capital Stock of the Company.

“Noteholder” means a Person in whose name a Note is registered in the Note Register (or, in the case of a joint holding, the first named thereof).

“Note Register” and “Note Registrar” have the respective meanings specified in Section 3.4(b).

“Notes” means the notes issued pursuant to this Indenture.

“Offer” has the meaning set forth in the definition of Offer to Purchase.

“Offer to Purchase” means a written offer (the “ Offer ”) sent by the Company by first class mail, postage prepaid, to each Noteholder at his address appearing in the Note Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to this Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “Expiration Date” ) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the “ Purchase Date ”) for purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Noteholders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

(a)	the Section of this Indenture pursuant to which the Offer to Purchase is being made;

(b)	the Expiration Date and the Purchase Date;

(c)	the aggregate principal amount of the Outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to this

(d)	the purchase price to be paid by the Company for each U.S.$1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to this Indenture) (the “Purchase Price” );

(e)	that the Noteholder may tender all or any portion of the Notes registered in the name of such Noteholder and that any portion of a Note tendered must be tendered in an integral multiple of U.S.$1,000 principal

(f)	the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

(g)	that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

(h)	that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after

(i)	that each Noteholder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on
(j)	that Noteholders will be entitled to withdraw all or any portion of Notes tendered if the Company (or their Paying Agent), receive, not later than the close of business on the Expiration Date, a telegram, telex, facsimile
(k)	that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly rendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and
(l)	that in the case of any Noteholder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Noteholder of such Note without service charge, a new Note

Any Offer to Purchase shall be governed by and effected in accordance with the Offer for such Offer to Purchase. The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including, but not limited to, Rule 14e-1 thereunder, and any other applicable laws, rules and regulations, in connection with any Offer to Purchase. To the extent that the provisions of any United States federal or state securities laws and regulations conflict with the provisions herein set forth with respect to an Offer to Purchase, the Company will comply with such applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue thereof.

“Officer” of a corporation means the President and Chief Executive Officer, the Chief Financial Officer, or any other executive officer performing decisionmaking functions for such corporation and having the power to represent such corporation (including, in the case of the Company, any member of the Diretoria of the Company).

“Officers’ Certificate” means a certificate signed by any two Officers of the Company or a Guarantor, as the case may be.

“Opinion of Counsel” means a written opinion of legal counsel, who may be counsel for the Company or the Guarantors, and containing the statements provided for in Section 1.2.

“Organization Documents” of the Company or a Guarantor means the articles of incorporation, by-laws and/or other charter documents of such entity.

“Other Applicable Taxes” is defined in Section 12.2.

“Outstanding” , when used with respect to the Notes, means, as of the date of determination, all the Notes theretofore authenticated and delivered under this Indenture (including, as of such date, all the Notes represented by Global Notes authenticated and delivered under this Indenture), except the reduced portion or portions of any Global Notes, as such reduction or reductions shall have been endorsed on such Global Notes by the Trustee as provided herein and, except:

(i)	The Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;
(ii)	The Notes, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated
(iii)	Notes which have been issued pursuant to Section 3.5 or in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, other than any such Notes in respect of provided , however , that in determining whether the Noteholders of the requisite principal amount of the Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Notes owned by the Company, any Guarantor or any other obligor upon the Notes or any Affiliate of the Company, such Guarantor or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Company, any Guarantor or any other obligor upon the Notes or any Affiliate of the Company, any Guarantor or of such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of and premium, if any, or interest on any Notes on behalf of the Company. The Company has initially appointed The Chase Manhattan Bank, New York; The Chase Manhattan Bank, London Branch; Chase Manhattan Bank Luxembourg, S.A.; and the Principal Paying Agent to act as Paying Agents.

“Payment Date” has the meaning set forth in Section 3.10.

“Permits” means all permits, licenses, consents, orders, approvals, franchises and authorizations of governmental or regulatory authorities including, without limitation, cable and Multi-Point, Multi-Channel Distribution Service television operating licenses.

“Permitted Interest Rate or Currency Protection Agreement” of any Person means any Interest Rate or Currency Protection Agreement entered into in the ordinary course of business and not for purposes of speculation with one or more financial institutions that is designed to protect such Person against or relating to (i) fluctuations in interest rates, currency exchange rates or interest rate indices or (ii) fluctuations in foreign currency exchange rates or commodity prices with respect to Indebtedness Incurred, but only to the extent the Person is not obligated to make payments in an aggregate amount greater than the payments due with respect to the Indebtedness being hedged thereby.

“Permitted Liens” means (a) Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in the conformity with generally accepted accounting principles shall have been made therefor; (b) Liens securing the Notes; (c) Liens with respect to assets of a Subsidiary granted by such Subsidiary to the Company or a Guarantor to secure Indebtedness owing to the Company or such Guarantor, as the case may be, and Liens with respect to assets of the Company granted by the Company to a Guarantor to secure Indebtedness owing to such Guarantor; (d) pledges and deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of statutory obligations (including to secure government contracts); (e) deposits made to secure the performance of tenders, bids, leases, and other obligations of like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (f) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or its Subsidiaries; (g) Liens arising out of judgments or awards against the Company or any Subsidiary with respect to which the Company or such Subsidiary is prosecuting an appeal or proceeding for review and the Company or such Subsidiary is maintaining adequate reserves in accordance with Brazilian GAAP; (h) any interest or title of a lessor in the property subject to any lease other than a Capital Lease; (i) Liens existing on the Issue Date; (j) Liens securing Indebtedness which is Incurred and otherwise permitted under this Indenture in respect of the purchase of equipment, real property or other assets or for improvements or replacements or substitutions therefor or additions thereto provided that the principal amount of Indebtedness secured by such Lien does not exceed 100% of the purchase price thereof and such Lien does not extend to or cover any other equipment, property or other asset; (k) Liens securing Acquired Indebtedness, provided, however, that (i) such Lien attached to the acquired asset prior to the time of the acquisition of such asset and (ii) such Lien does not extend to or cover any other asset; (l) any statutory warehousemen’s, materialmen’s or other similar Liens for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained to the extent required by Brazilian GAAP); (m) other Liens incidental to the conduct of the Company’s and its Subsidiaries’ business or the ownership of its property and assets not securing any Indebtedness, and which do not in the aggregate materially detract from the value of the Company’s and its Subsidiaries’ property or assets when taken as a whole, or materially impair the use thereof in the operation of its business; (n) Liens to secure Indebtedness which is Incurred to extend, renew or refinance (or successive extensions, renewals or refinancings), in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (i), (j) and (k) so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured (i) is not increased and (ii) other than with respect to Liens permitted pursuant to clause (k), does not exceed 100% of the purchase price of such asset; and (o) Liens Incurred in the ordinary course of business with respect to obligations that do not exceed, in the principal amount thereof, 10 percent of the consolidated total assets of the Company determined as of the most recent fiscal quarter for which financial statements are available.

“Person” means any individual, corporation, partnership, joint venture, association, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Predecessor Note” of any particular Note means every previous Note issued before, and evidencing all or a portion of the same Indebtedness as that evidenced by, such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.5 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same Indebtedness as the mutilated, destroyed, lost or stolen Note.

“Principal Paying Agent” means Chase Trust Bank or any successor thereto in its capacity as Principal Paying Agent.

“Purchase Agreement” means the Purchase Agreement, dated October 28, 1997, between the Company, the Guarantors and the Purchasers listed thereon.

“Purchase Amount” has the meaning set forth in the definition of Offer to Purchase.

“Purchase Date” has the meaning set forth in the definition of Offer to Purchase.

“Purchase Price” has the meaning set forth in the definition of Offer to Purchase.

“Purchaser” means a Person purchasing Notes from the Company under and in accordance with the terms and conditions of the Purchase Agreement.

“Put Notice” has the meaning set forth in Section 13.2.

“Put Settlement Date” has the meaning set forth in Section 13.2.

“Put Settlement Price” has the meaning set forth in Section 13.2.

“Qualified Preferred Stock” of the Company or any direct or indirect Subsidiary thereof means Preferred Stock of such Person which is not Disqualified Stock and (a) which bears no preferential or stated return or other payment obligation or preference, upon liquidation or otherwise, other than a preference (if any) for return of capital upon liquidation to the holders thereof as against the holders of other Capital Stock of such Person; (b) the holders of which have no rights to fixed dividends (whether on a cumulative basis or otherwise); and (c) as to which all obligations to the holders thereof are and shall be at all times and in all respects subordinate to the Indebtedness under the Notes.

“RBS Treasury” means RBS Administração e Cobranças Ltda., a corporation providing shortterm loans for certain short-term financing requirements of the Company and its Subsidiaries and certain Affiliates thereof.

“rates of exchange” has the meaning set forth in Section 1.14.

“Receivables” means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money in respect of the sale of goods or services.

“Receivables Sale” of any Person means any sale of Receivables of such Person (pursuant to a purchase facility or otherwise), other than (i) in connection with a disposition of the business operations of such Person relating thereto or (ii) a disposition of defaulted Receivables for purpose of collection and not as a financing arrangement.

“Redemption Date” when used with respect to any Note to be redeemed, means any Put Settlement Date or Call Settlement Date. “Redemption Price” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to Article 13 of this Indenture.

“Reference Banks” means the principal London offices of leading banks engaged in transactions in Eurodollar deposits in the international Eurocurrency market.

“Regular Record Date” for the interest payable on any Interest Payment Date means the 15th calendar day (whether or not a Business Day) next preceding such Interest Payment Date.

“Regulation S” means Regulation S under the Securities Act (or any successor provision), as it may be amended from time to time.

“Regulation S Global Note” has the meaning set forth in Section 2.1.

“Requirement of Law” means, as to any Person, any statute, law, treaty, rule or regulation or determination, order, injunction or judgment of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its properties, assets or revenues.

“Reset Date” means the first day of each Interest Period, which, in the case of the first Interest Period shall be the Issue Date.

“Responsible Officer” means any officer assigned to the Corporate Trust Office, including any managing director, vice president, assistant vice president, assistant treasurer, assistant secretary or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and having direct responsibility for the administration of this Indenture, and also, to whom such matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Restricted Global Note” has the meaning set forth in Section 2.1.

“Restricted Notes” means the Restricted Global Note and any Successor Note, other than (i) any Note issued upon a transfer or exchange for which a certificate substantially in the form set forth in Exhibit A is required to be provided and is provided pursuant to Section 3.4(c)(2), or (ii) any Note issued in exchange for or in lieu of any Note specified in Clause (i) or any Note issued in exchange therefor or in lieu thereof.

“Restricted Payment” has the meaning set forth in Section 10.15.

“Rule 144A” means Rule 144A under the Securities Act (or any successor provision), as it may be amended from time to time.

“Sale and Leaseback Transaction” by any Person means any arrangement, direct or indirect, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

“Secured Obligations” means the unpaid principal of and premium, if any, and interest (including any Additional Amounts) on the Notes (including, without limitation, interest accruing after the maturity of the Notes and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Company whether or not a claim for post-filing or post-petition interest is allowed in such proceeding); all the obligations of the Company to the Noteholders pursuant to this Indenture and the Purchase Agreement and all other obligations and liabilities of the Company to the Noteholders whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Notes, the Purchase Agreement or this Indenture, as the case may be, and any other document made, delivered or given in connection therewith or herewith, and each other obligation and liability, whether direct or indirect, absolute or contingent, due or to become due, or now existing, or hereafter incurred, of the Company to the Trustee whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees and disbursements of counsel to the Purchasers and the Trustee) or otherwise.

“Securities Act” means the United States Securities Act of 1933, as amended (or any successor act) and the rules and regulations thereunder.

“Senior Officer” means the chief executive officer, president or chief financial officer of the relevant entity.

“Series A Note” shall mean any Note designated on its face as a “Series A Note”.

“Series B Note” shall mean any Note designated on its face as a “Series B Note”.

“Series C Note” shall mean any Note designated on its face as a “Series C Note”.

“Significant Subsidiary” means any Subsidiary which, together with the Subsidiaries of such Subsidiary, meets any of the following conditions:

(1)	The Company’s and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 15% of the total assets of the Company and its Subsidiaries consolidated as of the end of the most recently completed fiscal year for

(2)	The Company’s and its other Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 15% of the total assets of the Company and its Subsidiaries consolidated as of the end of the most

(3)	The Company’s and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds 15% of such income of the Company

“Special Record Date” for the payment of any Default Interest means a date fixed by the Trustee pursuant to Section 3.6.

“Specified Subordinated Indebtedness” means Indebtedness (i) which is Incurred by the Company, a Guarantor or any Subsidiary in respect of money borrowed by the Company, such Guarantor or such Subsidiary from RBS Treasury or any Net Sul Shareholder and owing by the Company, such Guarantor or such Subsidiary to RBS Treasury or such Net Sul Shareholder, (ii) in respect of which neither the Company, any Guarantor or any Subsidiary shall make nor be obliged to make any payment of principal, interest or any other payment if a Default or Event of Default with respect to any payment referred to in Section 5.1(a), (b) or (c) shall have occurred and shall be continuing, (iii) as to which all obligations to the RBS Treasury or Net Sul Shareholders shall be subordinate in all respects to the Notes in a liquidation or reorganization, pursuant to a bankruptcy or otherwise, of the Company, such Guarantor or such Subsidiary, as the case may be and (iv) in respect of which the Company, such Guarantor or such Subsidiary, as the case may be, and the RBS Treasury and relevant Net Sul Shareholders, as the case may be, shall have entered into a subordination agreement in the form of Exhibit C hereto.

“Stated Maturity” , when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, as the case may be, is due and payable.

“Subordination Agreement” means an agreement in the form attached as Exhibit C to this Indenture.

“Subordinated Indebtedness” means (I) any Specified Subordinated Indebtedness and (II) any other Indebtedness of any member of the Net Sul Group as to which the payment of principal of (and premium, if any) and interest and other payment obligations in respect of such Indebtedness shall be subordinate to the prior payment in full of the Notes to at least the following extent: (i) no payments of principal of (or premium, if any) or interest on or otherwise due in respect of such Indebtedness may be permitted for so long as any Default or Event of Default exists with respect to the Notes, (ii) such Indebtedness may not (x) provide for payments of principal of such Indebtedness at the stated maturity thereof or by way of a sinking fund applicable thereto or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by any member of the Net Sul Group (including any redemption, retirement or repurchase which is contingent upon event or circumstances, but excluding any retirement required by virtue of acceleration of such Indebtedness upon an event of default thereunder), in each case prior to the Put Settlement Date of the Series C Notes or (y) permit redemption or other retirement (including, in the case of the Company, pursuant to an Offer to Purchase made by the Company) of such other Indebtedness at the option of the holder thereof prior to the Put Settlement Date of the Series C Notes, other than a redemption or other retirement at the option of the holder of such Indebtedness (including, in the case of the Company, pursuant to an Offer to Purchase made by the Company) which is conditioned upon a Change of Control of such member of the Net Sul Group pursuant to provisions substantially similar to those described in Section 10.23 (and which shall provide that such Indebtedness will not be repurchased pursuant to such provisions prior to the Company’s repurchase of the Notes required to be repurchased by the Company pursuant to the provisions of Section 10.23), and (iii) such Indebtedness must provide (x) that prior to any payment or distribution of any assets by such member of the Net Sul Group of any kind or character, whether in cash, property or securities, by set-off or otherwise, to creditors upon any dissolution, winding-up, or liquidation, or reorganization, arrangement, adjustment, composition or readjustment of such member of the Net Sul Group, or its respective securities or debt (whether voluntary or involuntary, or in bankruptcy, insolvency, reorganization, liquidation, receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of the assets and liabilities of such member of the Net Sul Group, or otherwise), all such assets shall first be applied to the payment or prepayment of the Notes until all Notes have been paid in full in cash and (y) for the reclamation (and prior to such reclamation, the holding in trust as the property of the Noteholders) for the benefit of the Noteholders of any assets distributed in a manner contrary to that required by the immediately preceding clause (x).

“Subscriber TV Assets” means all assets, rights (contractual or otherwise) and properties, whether tangible or intangible, used or intended for use in connection with a Subscriber Television Business.

“Subscriber Television Business” means the business of (i) developing, operating, or providing subscriber television systems and services in Brazil and activities to accomplish the foregoing, including the acquisition of the rights to exhibit subscription programming services and channels throughout Brazil or (ii) evaluating, participating in or pursuing any other activity or opportunity that is primarily related to those activities identified above and shall, in any event, include all businesses in which the Company and each of its Subsidiaries is engaged on the Issue Date; provided that the determination of what constitutes a Subscriber Television Business shall be made in good faith by the Board of Directors of the Company, which determination shall be conclusive.

“Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Successor Note” of any particular Note means every Note issued after, and evidencing all or a portion of the same debt as that evidenced by, such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 3.5 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Note shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Note.

“Transfer Agent” means the agents designated by the Company (not including the Note Registrar) for the registration of transfer of securities as provided in Section 10.2.

“Transaction Documents” means the Notes, this Indenture, the Guarantee, all Subordination Agreements entered into in accordance with the requirements therefor set forth in the definition of Subordinated Indebtedness and all other agreements entered into in connection therewith.

“Trust Indenture Act” means the Trust Indenture Act of 1939 as in force at the date hereof.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“UCC” means the New York Uniform Commercial Code, as may be amended from time to time.

“U.S.     Dollar Equivalent” means, with respect to any monetary amount in a currency other than the U.S. Dollar, at any time for the determination thereof, the amount of U.S. Dollars obtained by converting such foreign currency involved in such computation into U.S. Dollars at the spot rate for the purchase of U.S. Dollars with the applicable foreign currency as quoted by Reuters at approximately 11:00 a.m. (New York time) on the date two business days prior to such determination.

“Vice President” means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 99% or more of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person, by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

SECTION 1.2 Compliance Certificates and Opinions

Upon any application or request by the Company or the Guarantors to the Trustee to take any action under any provision of this Indenture, the Company or the Guarantors shall furnish to the Trustee such certificates and opinions as may be required under this Indenture. Each such certificate or opinion, and any certificate evidencing a determination required to be made by the Company or the Guarantors under this Indenture, shall be given in the form of an Officers’ Certificate, if to be given by an Officer of the Company or a Guarantor, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance by or on behalf of the Company or the Guarantors with a condition or covenant provided for in this Indenture shall include

(1)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)	a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition

(4)	a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 1.3 Form of Documents Delivered to Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate of an Officer of the Company or a Guarantor may rely, insofar as it relates to legal matters, upon an Opinion of Counsel submitted therewith, unless such Officer knows, or in the exercise of reasonable care should know, that the opinion with respect to the matters upon which his certificate is based is erroneous. Any Opinion of Counsel may rely, insofar as it relates to factual matters, upon an Officer’s Certificate of the Company or a Guarantor submitted therewith stating the information on which counsel is relying, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate with respect to such matters is erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 1.4 Acts of Noteholders; Record Dates

Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Noteholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing pursuant to this Section 1.4 may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Notes shall be proved by the Note Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Noteholder of any Note shall bind every future Noteholder of the same Note and the Noteholder of every Note issued upon the registration of transfer thereof or in exchange therefore or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Note.

The Company may set any day as a record date for the purpose of determining the Noteholders of Outstanding Notes entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Noteholders of Notes, provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If not set by the Company prior to the first solicitation of a Noteholder made by any Person in respect of any such matter referred to in the foregoing sentence, the record date for any such matter shall be the 30th day (or, if later, the date of the most recent list of Noteholders required to be provided pursuant to Section 7.1) prior to such first solicitation. If any record date is set pursuant to this paragraph, the Noteholders of Outstanding Notes on such record date, and no other Noteholders, shall be entitled to take the relevant action, whether or not such Noteholders remain Noteholders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Cutoff Date (as defined below) by Noteholders of the requisite principal amount of Outstanding Notes on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Noteholders of the requisite principal amount of Outstanding Notes on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Noteholders and the applicable Cutoff Date to be given to the Trustee in writing and to each Noteholder of Notes in the manner set forth in Section 1.6.

The Trustee may set any day as a record date for the purpose of determining the Noteholders of Outstanding Notes entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.2, (iii) any request to institute proceedings referred to in Section 5.6(2) or (iv) any direction referred to in Section 5.11 or 5.12. If any record date is set pursuant to this paragraph, the Noteholders of Outstanding Notes on such record date, and no other Noteholders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Noteholders remain Noteholders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Cutoff Date by Noteholders of the requisite principal amount of Outstanding Notes on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Noteholders of the requisite principal amount of Outstanding Notes on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Noteholders and the applicable Cutoff Date to be given to the Company in writing and to each Noteholder of Notes in the manner set forth in Section 1.6.

With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the “Cutoff Date” , and from time to time may change the Cutoff Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Cutoff Date is given to the other parties hereto in writing, and to each Noteholder of Notes in the manner set forth in Section 1.6, on or prior to the existing Cutoff Date. If a Cutoff Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Cutoff Date with respect thereto, subject to its right to change the Cutoff Date as provided in this paragraph. Notwithstanding the foregoing, no Cutoff Date shall be later than the 180th day after the applicable record date.

Without limiting the foregoing, a Noteholder entitled hereunder to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

SECTION 1.5 Notices, Etc. to Trustee, Company and the Guarantors

Any request, demand, authorization, direction, notice, consent, waiver or Act of Noteholders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)	the Trustee by any Noteholder or by the Company or the Guarantors shall be sufficient for every purpose hereunder if made, given, furnished or filed, in writing, to or with the Trustee at its corporate Trust Office,

(2)	the Company by the Trustee or by any Noteholder shall be sufficient for every purpose (except as otherwise expressly provided herein) hereunder if in writing and mailed, first-class postage prepaid, to the Company addressed to it at

(3)	each of the Guarantors by the Trustee or by any Noteholder shall be sufficient for every purpose (except as otherwise expressly provided herein) hereunder if in writing and mailed, first-class postage prepaid, to such Guarantor addressed to

SECTION 1.6 Notice to Noteholders; Waiver

Where this Indenture provides for notice to Noteholders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if (i) in the case of a Global Note, in writing by facsimile and/or by overnight mail to the Depositary, and (ii) in the case of securities other than Global Notes, in writing and mailed, first-class postage prepaid, to each Noteholder affected by such event, at his address as it appears in the Note Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Noteholders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Noteholder shall affect the sufficiency of such notice with respect to other Noteholders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

In addition, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices to Noteholders will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort ) or, if such publication is not practicable, in an English language newspaper having general circulation in Europe. Such notices shall be deemed to be given on the date of such publication or, if published more than once, on the date of the first such publication. If publication is not practicable in any newspaper in accordance with this paragraph, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may, in its sole discretion, determine.

SECTION 1.7 Effect of Headings and Table of Contents

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 1.8 Successors and Assigns

All covenants and agreements in this Indenture by the Company or the Guarantors shall bind their successors and assigns, whether so expressed or not.

SECTION 1.9 Separability Clause

In case any provision in this Indenture, the Notes or the Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 1.10 Benefits of Indenture

Nothing in this Indenture, the Notes or the Guarantee, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Noteholders of Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 1.11 Governing Law

THIS INDENTURE, THE NOTES AND THE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. For the purposes of Article 9, Paragraph 2 of the Decree — Law No. 4657 of September 4, 1942, the transactions contemplated in this Purchase agreement have been proposed to the Company and the Guarantors by Citibank International plc, as Lead Manager.

SECTION 1.12 Legal Holidays

In any case where any Interest Payment Date, Redemption Date, or at Stated Maturity or Maturity of any Note will not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes or the Guarantee) payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day unless such payment would thereby be made in the next calendar month, in which case it shall be made on the immediately preceding Business Day; provided, however, that interest shall continue to accrue for the period from and after such Interest Payment Date, Redemption Date, Stated Maturity or Maturity, as the case may be, on the basis specified in Section 3.6 and the amount payable on any such date adjusted accordingly.

SECTION 1.13 Submission to Jurisdiction; Agent for Service; Waiver of Immunities

    (a)     The Company and the Guarantors irrevocably agree, for themselves and in respect of their property, generally and unconditionally, that any suit, action or proceeding or arbitral award against it brought by any Noteholder or the Trustee arising out of or relating to this Indenture, the Notes or the Guarantee may be instituted in any state or Federal court in the Borough of Manhattan in The City of New York, New York, and waive any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding or arbitral award.

    (b)     By the execution and delivery of this Indenture or any amendment or supplement hereto, the Company and each of the Guarantors (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System, currently located at 1633 Broadway, New York, New York 10019, as its authorized agent upon which process may be served in any suit, action or proceeding or arbitral award with respect to, arising out of, or relating to, the Notes, this Indenture or the Guarantee or any transaction contemplated hereby or thereby, that may be instituted in any Federal or state court sitting in the Borough of Manhattan in The City of New York, or brought under Federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System shall be deemed in every respect effective service of process upon the Company or such Guarantor, as the case may be, in any such suit, action or proceeding or arbitral award. The Company and the Guarantors further agree to take any and all action, including the execution and filing of any and all such documents and instruments as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as this Indenture shall be in full force and effect; provided that the Company and each Guarantor may and shall (to the extent CT Corporation System ceases to be able to be served on the basis contemplated herein), by written notice to the Trustee, designate such additional or alternative agents for service of process under this Section 1.13 that (i) maintain an office located in the Borough of Manhattan, The City of New York in the State of New York, (ii) are either (x) counsel for the Company and the Guarantors or (y) a corporate service company which acts as agent for service of process for other persons in the ordinary course of its business and (iii) agree to act as agent for service of process in accordance with this Section 1.13. Such notice shall identify the name of such agent for service of process and the address of such agent for service of process in the Borough of Manhattan, The City of New York, State of New York. Upon the request of any Noteholder, the Trustee shall deliver such information to such Noteholder. Notwithstanding the foregoing, there shall, at all times, be at least one agent for service of process for the Company and the Guarantors appointed and acting in accordance with this Section 1.13.

    (c)     To the extent that the Company or any of the Guarantors has acquired or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company and the Guarantors hereby irrevocably waive such immunity in respect of their obligations under this Indenture, the Notes and the Guarantee, to the full extent permitted by law.

SECTION 1.14 Currency of Account; Conversion of Currency: Foreign Exchange Restrictions

    (a)     U.S. dollars are the sole currency of account and payment for all sums payable by the Company and the Guarantors under or in connection with the Notes, the Guarantee or this Indenture, including damages. Any amount received or recovered in a currency other than U.S. dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or a Guarantor or otherwise) by any Noteholder or the Trustee or any Paying Agent in respect of any sum expressed to be due to it from the Company and the Guarantors will only constitute a discharge to the Company and the Guarantors to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any Note, the Guarantee or this Indenture, the Company and the Guarantors shall, jointly and severally, indemnify it against any loss sustained by it as a result as set forth in Section 1.14(b). In any event, the Company and the Guarantors shall, jointly and severally, indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 1.14, it will be sufficient for the Noteholder of a Note, the Trustee or any Paying Agent, as the case may be, to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). The indemnities set forth in this Section 1.14 constitute separate and independent obligations from other obligations of the Company and the Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Noteholder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Notes.

    (b)     The Company and the Guarantors covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes, the Guarantee and this Indenture:

(i)	(A)	If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency” ) an amount due in any other

	(B)	if there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be

(ii)		In the event of the winding-up of the Company or any Guarantor at any time while any amount or damages owing under the Notes, the Guarantee and this Indenture, or any judgment or order rendered in otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company or such Guarantor, as the case may be, may be ascertained for such

(iii)		The obligations contained in Subsections (a), (b)(i)(B), (b)(ii) and (b)(v) of this Section 1.14 shall constitute separate and independent obligations from the other obligations of the Company and the Guarantors under the terms of this Indenture, required by the Company or the Guarantors or the liquidator or otherwise or any of them. In the case of Subsection (b)(ii) above, the amount of such deficiency shall not be deemed to be reduced by

(iv)		The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 11:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency and includes any premiums and

    (c)     In the event that on any payment date in respect of the Notes or the Guarantee any restrictions or prohibition of access to the Brazilian foreign exchange market exists, the Company and the Guarantors agree to pay all amounts payable under the Notes and the Guarantee in the currency of the Notes by means of any legal procedure existing in Brazil (except commencing legal proceedings against the Central Bank of Brazil), on any due date for payment under the Notes, for the purchase of the currency of such Notes. All costs and taxes payable in connection with the procedures referred to in this Section 1.14 shall be borne by the Company and the Guarantors.

ARTICLE 2

FORMS OF NOTES

SECTION 2.1 Forms Generally

The Notes, the Trustee’s certificates of authentication thereof and the Guarantee with respect thereto shall be in substantially the forms set forth in this Article, with such appropriate legends, insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such notations, legends or endorsements placed thereon as may be required to comply with any law, stock exchange rule, agreement to which the Company is subject, if any, or as may, consistently herewith, be determined by the officers executing such Notes or Guarantee, as the case may be, as evidenced by their execution of the Notes. Each Global Note will be dated the Issue Date.

Notes offered and sold in their initial distribution outside the United States to non-U.S persons in reliance on Regulation S will be initially issued in the form of one or more Global Notes (collectively, and, together with their Successor Notes, the “Regulation S Global Note” ) in fully registered form without interest coupons, substantially in the form of Note set forth in Sections 2.2 and 2.3, with such applicable legends as are provided for in Section 2.2, which shall be registered in the name of the Depositary or its nominee and deposited with the Trustee, at its Corporate Trust Office, as custodian for the Depositary, duly executed by the Company and the Guarantors and authenticated by the Trustee as hereinafter provided, for credit by the Depositary to the respective accounts of the beneficial owners of the Notes represented thereby (or such other accounts as they may direct), provided that upon such deposit all such Notes shall be credited to or through accounts maintained at the Depositary by or on behalf of Euroclear or CEDEL.

Notes offered and sold in their initial distribution in the United States to Qualified Institutional Buyers within the meaning of Rule 144A in accordance with an exemption from the registration requirements of the Securities Act shall be issued in the form of one or more Global Notes (collectively, and, together with their Successor Notes, the “Restricted Global Note” ) in fully registered form without interest coupons, substantially in the form of Note set forth in Sections 2.2 and 2.3, with such applicable legends as are provided for in Section 2.2. Such Restricted Global Note shall be registered in the name of the Depositary or its nominee and deposited with the Trustee, at its Corporate Trust Office, as custodian for the Depositary, duly executed by the Company and each of the Guarantors and authenticated by the Trustee as hereinafter provided, for credit by the Depositary to the respective accounts of beneficial owners of the Notes represented thereby (or such other accounts as they may direct). The aggregate principal amount of the Restricted Global Note may be increased or decreased from time to time by adjustments made on the records of the Trustee, as custodian for the Depositary, in connection with a corresponding decrease or increase in the aggregate principal amount of the Regulation S Global Note, as hereinafter provided.

SECTION 2.2 Form of Face of Note

IF THIS REGISTERED GLOBAL NOTE IS REGISTERED IN THE NAME OF CEDE & CO. (OR SUCH OTHER PERSON AS MAY BE NOMINATED BY THE DEPOSITORY TRUST COMPANY (“DTC”) FOR THE PURPOSE) (COLLECTIVELY, “CEDE & CO.”) AS NOMINEE FOR DTC, THEN, UNLESS THIS REGISTERED GLOBAL NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF DTC TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND ANY REGISTERED GLOBAL NOTE OR REGISTERED DEFINITIVE NOTE ISSUED UPON REGISTRATION OF TRANSFER OR EXCHANGE OF THIS REGISTERED GLOBAL NOTE IS REGISTERED IN THE NAME OF CEDE & CO. (OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC) AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. (OR, AS THE CASE MAY BE, SUCH OTHER PERSON), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED OWNER HEREOF, CEDE & CO. (OR, AS THE CASE MAY BE, SUCH OTHER PERSON), HAS AN INTEREST HEREIN.

TRANSFERS OF THE NOTES REPRESENTED BY THIS REGISTERED GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE, AND TRANSFERS OF PORTIONS OF THE NOTES REPRESENTED BY THIS REGISTERED GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS ON SUCH TRANSFERS SET FORTH HEREIN.

NEITHER THIS RESTRICTED REGISTERED GLOBAL NOTE NOR THE GUARANTEE HAS BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT” ), OR ANY STATE SECURITIES LAW. THE NOTEHOLDER HEREOF, BY PURCHASING THIS RESTRICTED REGISTERED GLOBAL NOTE, AGREES FOR THE BENEFIT OF THE COMPANY AND THE GUARANTORS THAT THIS RESTRICTED REGISTERED GLOBAL NOTE MAY BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND ONLY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT.

NET SUL TV A CABO E PARTICIPAÇÕES LTDA.,
(incorporated under the laws of Brazil)

[UNRESTRICTED GLOBAL NOTE/RESTRICTED GLOBAL NOTE]
representing up to

[U.S.$48,000,000 SERIES A FLOATING RATE NOTES DUE 2005]
[U.S.$11,000,000 SERIES B FLOATING RATE NOTES DUE 2005]
[U.S.$21,000,000 SERIES C FLOATING RATE NOTES DUE 2005]

jointly and severally, and unconditionally and
irrevocably guaranteed by

TV A CABO DE CAPÃO DA CANOA LTDA.
HORIZONTE SUL COMUNICAÇÕES LTDA.
DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA.
DR MULTI CABO SANTA MARIA LTDA.
TV CABO DO SUL LTDA.
ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.
TV CABO CRICIÚMA LTDA.
CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.
MULTICANAL FLORIANÓPOLIS S.A.
HTV COMUNICAÇÕES LTDA.
TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.
ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.
TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.
VTV TELEVISÃO A CABO LTDA.
TV A CABO SERRANA LTDA.,
(each incorporated under the laws of the Federative Republic of Brazil)

NET SUL TV A CABO E PARTICIPAÇÕES LTDA., a corporation organized under the laws of Brazil (herein called the “Company” , which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or its registered assigns, the principal sum of $_________________ Dollars (or such other principal sum as is noted in the records of the custodian for the Depositary as being the principal amount of this [Restricted][Regulation S] Global Note for the time being) on October 31, 2005, and to pay interest thereon from October 31, 1997 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly on January 31, April 30, July 31 and October 31 in each year, commencing on January 31, 1998, and to pay interest thereon at the rate of interest and in accordance with such other terms and provisions, all as set forth in the Indenture, until the principal hereof is paid or made available for payment.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the corporate trust office of the Trustee, at the offices of a Paying Agent, at the office or agency of the Company maintained for that purpose in the City of New York, New York, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

As provided in the Indenture and subject to certain limitations therein set forth, the obligations of the Company under the Indenture and this Note are guaranteed pursuant to the Guarantee set forth in the Indenture. Each Holder, by holding this Note, agrees to all of the terms and provisions of said Guarantee. The Indenture provides that the Guarantors shall be released from the Guarantee upon compliance with certain conditions. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF , the Company has caused this instrument to be duly executed.

Dated: October 31, 1997

Porto Alegre, Brazil

NET SUL TV A CABO E PARTICIPAÇÕES LTDA.,

By: _____________________________________
Name:
Title:

By: _____________________________________
Name:
Title:

Witness:

1. ___________________________

2. ___________________________

SECTION 2.3 Form of Reverse of Note

This Note is one of a duly authorized issue of Notes of the Company designated as its U.S.[$48,000,000 Series A Floating Rate Notes due 2005][U.S.$11,000,000 Series B Floating Rate Notes due 2005][U.S.$21,000,000 Series C Floating Rate Notes due 2005] (the “Notes” ) issued under an Indenture, dated as of October 31, 1997 (herein called the “Indenture” ), among the Company, the Guarantors named therein, The Chase Manhattan Bank, New York, as trustee (herein called the “Trustee” , which term includes any successor trustee under the Indenture), The Chase Manhattan Bank, New York as Registrar and Paying Agent, The Chase Manhattan Bank, London Branch as Transfer Agent, Calculation Agent and Paying Agent, Chase Manhattan Bank Luxembourg, S.A. as Paying Agent, and Chase Trust Bank as Principal Paying Agent. The Series A Notes, Series B Notes and Series C Notes are limited in aggregate principal amount to U.S.$48,000,000, U.S.$11,000,000 and U.S.$21,000,000, respectively. Reference is hereby made to the Indenture and all indentures supplemental thereto for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantors, the Trustee and the Noteholders and of the terms upon which the Notes are, and are to be, authenticated and delivered.

As provided in the Indenture and subject to certain limitations therein set forth, the obligations of the Company under the Indenture and this Note are guaranteed pursuant to the Guarantee set forth in the Indenture. Each Noteholder, by holding this Note, agrees to all of the terms and provisions of said Guarantee. The Indenture provides that the Guarantors will be released from the Guarantee upon compliance with certain conditions. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Noteholders.

As further set forth in the Indenture, this Note shall be redeemable at the option of the Company or the holder hereof at such times, at such prices and in accordance with such procedures as are set forth in the Indenture.

[Include if Note is a Restricted Global Note — If the holder of a beneficial interest in this Restricted Global Note wishes at any time to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, such transfer may be effected, subject to the rules and procedures of the Depositary, Euroclear and CEDEL, in each case to the extent applicable and as in effect from time to time, only in accordance with the terms of this paragraph. Upon receipt by the Trustee, as Note Registrar of:

(A) written instructions given by or on behalf of the Depositary in accordance with the rules and procedures of the Depositary, Euroclear and CEDEL, in each case to the extent applicable and as in effect from time to time directing the Trustee to credit or cause to be credited to a specified Agent Member’s account a beneficial interest in the Regulation S Global Note in a specified principal amount and to cause to be debited from another specified Agent Member’s account a beneficial interest in the Restricted Global Note in an equal principal amount; and

(B) a certificate in substantially the form set forth in Exhibit A of the Indenture signed by or on behalf of the holder of such beneficial interest in this Restricted Global Note, the Trustee, as Note Registrar, shall reduce the principal amount of this Restricted Global Note, and increase the principal amount of the Regulation S Global Note by such specified principal amount.]

The Notes do not have the benefit of any sinking fund obligations.

In the event of redemption or purchase of this Note in part only, a new Note or Notes of like tenor for the unredeemed or unpurchased portion hereof will be issued in the name of the Noteholder hereof upon the cancellation hereof.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the Guarantors and the rights of the Noteholders under the Indenture at any time by the Company, the Guarantors and the Trustee with the consent of the Noteholders of a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Noteholders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Noteholders of all the Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Noteholder of this Note shall be conclusive and binding upon such Noteholder and upon all future Noteholders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and premium, if any, and interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Note Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in the Borough of Manhattan, The City of New York, New York, or of any Transfer Agent duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Note Registrar duly executed by, the Noteholder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and like tenor and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee, the Transfer Agent and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary. All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

THE INDENTURE, THIS NOTE AND THE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

The Company and each of the Guarantors agree that any suit, action or proceeding against any of them brought by any Holder or the Trustee arising out of or based upon this Indenture, the Notes or the Guarantee may be instituted in any state or federal court in The City of New York, New York, and waive any objection which any of them may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.

U.S.dollars are the sole currency of account and payment for all sums payable by the Company and the Guarantors under or in connection with the Notes, the Guarantee or the Indenture, including damages.

The Company and the Guarantors have agreed that the provisions of Section 1.14 of the Indenture shall apply to conversion of currency in the case of the Notes, the Guarantee and the Indenture. The Company and the Guarantors have appointed CT Corporation System, currently located at 1633 Broadway, New York, New York 10019, as its authorized agent upon which process may be served in any suit, or proceeding with respect to, arising out of, or relating to, this Note, the Indenture or the Guarantees, that may be instituted in any Federal or state court in the State of New York, The City of New York, the Borough of Manhattan, or brought under Federal or state securities laws and have agreed that there shall, at all times, be at least one agent for service of process for the Company and the Guarantors appointed and acting in accordance with the provisions of Section 1.13 of the Indenture relating to agent for service of process. To the extent that the Company or any of the Guarantors has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company and the Guarantors have irrevocably waived such immunity in respect of its obligations under the Indenture, this Note and the Guarantee, to the extent permitted by law.

SECTION 2.4 Form of Trustee’s Certificate of Authentication

This is one of the Notes with the Guarantee referred to in the within-mentioned Indenture.

THE CHASE MANHATTAN BANK, NEW YORK, as Trustee

By: _______________________________

Authorized Signatory

The Guarantors jointly, severally, unconditionally and irrevocably guarantee the due and punctual payment of all sums from time to time payable in respect of the Notes as set forth in the Indenture.

TV A CABO DE CAPÃO DA CANOA LTDA.
HORIZONTE SUL COMUNICAÇÕES LTDA.
DR - EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA.
DR MULTI CABO SANTA MARIA LTDA.
TV CABO DO SUL LTDA. ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.
TV CABO CRICIÚMA LTDA.
CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.
MULTICANAL FLORIANÓPOLIS S.A.
HTV COMUNICAÇÕES LTDA.
TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.
ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.
TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.
VTV TELEVISÃO A CABO LTDA.
A CABO SERRANA LTDA.

By:.....................................
     Name:
     Title:

By: .....................................
     Name:
     Title:

Witness:

1.___________________________
2.___________________________

ARTICLE 3

THE NOTES

SECTION 3.1 Title and Terms

The aggregate principal amount of Series A Notes, Series B Notes and Series C Notes which may be authenticated and delivered under this Indenture is limited to U.S.$48,000,000, U.S.$11,000,000 and U.S.$21,000,000, respectively except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 3.4, 3.5 or 9.5.

The Notes shall be known and designated as the “U.S.$48,000,000 Series A Floating Rate Notes due 2005", the “U.S.$11,000,000 Series B Floating Rate Notes due 2005” and the “U.S.$21,000,000 Series C Floating Rate Notes due 2005” of the Company. The Stated Maturity of the Notes shall be October 31, 2005. The Notes shall bear interest at a per annum rate equal to LIBOR plus the Applicable Margin for the relevant series, from October 31, 1997, or from the most recent Interest Payment Date thereafter to which interest has been paid or duly provided for, as the case may be, payable quarterly in arrears on each January 31, April 30, July 31 and October 30 commencing January 31, 1998, until the principal thereof is paid or made available for payment. The Notes will be jointly and severally and unconditionally guaranteed by each of the Guarantors named herein and party hereto. The Notes will be direct, general and unconditional obligations of the Issuer and will rank pari passu among themselves and with all other existing and future unsecured and unsubordinated obligations of the Issuer.

The principal of and premium, if any, and interest on the Notes shall be payable at the Corporate Trust Office of the Trustee in The City of New York, New York, maintained for such purpose, the office of the Paying Agents and at any other office or agency maintained by the Company for such purpose.

The Notes shall be redeemable as provided in Article 13.

The Notes shall not have the benefit of any sinking fund obligations.

Unless the context otherwise requires, the Notes shall constitute one series for all purposes under this Indenture, including, without limitation, amendments, waivers or redemptions.

SECTION 3.2 Denominations

The Notes are issuable only in fully registered form, without coupons, in denominations of U.S.$500,000 (or such lesser amount as may be required by the Luxembourg Stock Exchange for listing of the Notes thereon) and any integral multiple of $1,000 in excess thereof.

SECTION 3.3 Execution, Authentication, Delivery and Dating

The Notes shall be executed on behalf of the Company by an authorized signatory or authorized signatories of the Company. The signature of any of these shareholders on the Notes may be manual or facsimile.

Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company and having the benefit of the Guarantee executed as provided in Section 14.2 by the Guarantors, to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes as in this Indenture provided and not otherwise.

Each Note shall be dated the date of its authentication.

No Note or Guarantee shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and that each Guarantee referred to therein has been duly executed and delivered hereunder.

SECTION 3.4 Global Notes; Registration, Registration of Transfer and Exchange

    (a)     Global Notes . The provisions of Clauses (1) through (7) below shall apply to the Global Notes:

    (1)     Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary or a nominee thereof and delivered to the Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

    (2)     Notwithstanding any other provision in this Indenture, no Global Note may be exchanged in whole or in part for Notes registered, and no transfer of a Global Note in whole or in part may be registered, in the name of any Person other than the Depositary or a nominee thereof unless (A) the Depositary (i) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Note and the Company thereupon fails to appoint a successor Depositary or (ii) has ceased to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days or (B) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes evidenced by such Global Note.

    (3)     If any Global Note is to be exchanged for other Notes or cancelled in whole, it shall be surrendered by or on behalf of the Depositary or its nominee to the Trustee, as Note Registrar, for exchange or cancellation as provided in this Article 3. If any Global Note is to be exchanged for other Notes or cancelled in part, or if another Note is to be exchanged in whole or in part for a beneficial interest in any Global Note, such Global Note shall be so surrendered for exchange or cancellation as provided in this Article 3 or, if the Trustee is acting as custodian for the Depositary or its nominee (or is party to a similar arrangement) with respect to such Global Note, the principal amount thereof shall be reduced or increased by an amount equal to the portion thereof to be so exchanged or cancelled, or the principal amount of such other Note to be so exchanged for a beneficial interest therein, as the case may be, in each case by means of an appropriate adjustment made on the records of the Trustee, whereupon the Trustee, in accordance with the Applicable Procedures, shall instruct the Depositary or its authorized representatives to make a corresponding adjustment to its records (including by crediting or debiting any Agent Member’s account as necessary to reflect any transfer or exchange of a beneficial interest pursuant to Section 3.4(c)). Upon any such surrender or adjustment of a Global Note, the Trustee shall, subject to Section 3.4(a)(2) and as otherwise provided in this Article 3, authenticate and deliver any Notes issuable in exchange for such Global Note (or any portion thereof) to or upon the order of, and registered in such names as may be directed by, the Depositary or its authorized representative. Upon the request of the Trustee in connection with the occurrence of any of the events specified in the preceding paragraph (2), the Company shall promptly make available to the Trustee a reasonable supply of Notes that are not in the form of Global Notes. The Trustee shall be entitled to conclusively rely upon any order, direction or request of the Depositary or its authorized representative which is given or made pursuant to this Article 3 if such order, direction or request is given or made in accordance with the Applicable Procedures.

    (4)     Every Note authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Note or any portion thereof, whether pursuant to this Article 3 or Section 9.5 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless such Note is registered in the name of a Person other than the Depositary or a nominee thereof.

    (5)     None of the Company, the Trustee, any agent of the Trustee, any Paying Agent or the Note Registrar will have any responsibility or liability for any aspect of the Depositary’s records (or the records of the participant of such Depositary) relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records of the Depositary relating to such beneficial ownership interests.

    (6)     Subject to the provisions in the legends required by Section 2.2 above, the registered Noteholder may grant proxies and otherwise authorize any Person, including Agent Members and Persons who may hold interests in Agent Members, to take any action that such Noteholder is entitled to take under this Indenture.

    (7)     Neither Agent Members nor any other Person on whose behalf Agent Members may act shall have any rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or under the Global Note, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Noteholder of any Note. With respect to any Global Note deposited with the Trustee as custodian for the Depositary for credit to their respective accounts (or to such other accounts as they may direct) at Euroclear or CEDEL, the provisions of the “Operating Procedures of the Euroclear System” and the “Terms and Conditions Governing Use of Euroclear”, and the “Management Regulations” and “Instructions to Participants” of CEDEL, respectively, shall be applicable to such Global Note.

    (b)     Registration, Registration of Transfer and Exchange and Legends . The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to Section 10.2 being herein sometimes collectively referred to as the “Note Register” ) in which, subject to such reasonable regulations as they may prescribe, the Company shall provide for the registration of Notes and of transfers and exchanges of Notes. The Trustee is hereby appointed “Note Registrar” for the purpose of registering Notes and transfers and exchanges of Notes as herein provided.

Upon surrender for registration of transfer of any Note at an office or agency of the Company designated pursuant to Section 10.2 for such purpose in accordance with the terms hereof, the Company shall, subject to the other provisions of this Section 3.4, execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like tenor and aggregate principal amount and bearing the applicable legends set forth in Section 2.2.

Subject to Section 3.4(c), at the option of the Noteholder, Notes may be exchanged for other Notes of any authorized denominations and of a like tenor and aggregate principal amount and bearing the applicable legends set forth in Section 2.2, each such new Note having the benefit of the Guarantee executed by the Guarantors, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes which the Noteholder making the exchange is entitled to receive.

All Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Company and the Guarantors, evidencing the same debt, and entitled to the same benefits under this Indenture (including, without limitation, the Guarantee), as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Note Registrar, duly executed by the Noteholder thereof or his attorney duly authorized in writing.

No service charge shall be made to the Noteholder for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 3.4, 3.5 or 9.5.

The Company and the Note Registrar shall not be required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Notes selected for redemption under Section 13.7 and ending at the close of business on the day of such mailing, or (ii) to register the transfer of or exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

All Notes issued hereunder shall at all times, bear the relevant legends specified in Section 2.2 to be applied to such a Note.

    (c)     Certain Transfers and Exchanges . Upon presentation for transfer or exchange of any Note at the office of the Trustee, as Note Registrar, located in The City of New York, accompanied by a written instrument of transfer or exchange in the form approved by the Company and the Trustee (it being understood that, until notice to the contrary is given to holders of Notes, the Company shall be deemed to have approved the form of instrument of transfer or exchange, if any, printed on any Note), executed by the registered Noteholder, in person or by such Noteholder’s attorney thereunto duly authorized in writing, and upon compliance with this Section 3.4, such Note shall be transferred upon the Note Register, and a new Note shall be authenticated and issued in the name of the transferee. Notwithstanding any provision to the contrary herein or in the Notes, transfers of a Global Note, in whole or in part, and transfers of interests therein of the kind described in this Section 3.4(c), shall only be made in accordance with this Section 3.4(c). Transfers and exchanges subject to this Section 3.4(c) shall also be subject to the other provisions of this Indenture that are not inconsistent with this Section 3.4(c).

    (1)      General . A Global Note may not be transferred, in whole or in part, to any Person other than the Depositary or a nominee thereof, and no such transfer to any such other Person may be registered; provided, however, that this Clause (1) shall not prohibit any transfer of a Note that is issued in exchange for a Global Note but is not itself a Global Note. No transfer of a Note to any Person shall be effective under this Indenture or the Notes unless and until such Note has been registered in the name of such Person. Nothing in this Clause (1) shall prohibit or render ineffective any transfer of a beneficial interest in a Global Note effected in accordance with the other provisions of this Section 3.4(c).

    (2)     Restricted Global Note to Regulation S Global Note . If the holder of a beneficial interest in the Restricted Global Note wishes at any time to transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Note, such transfer may be effected, subject to the rules and procedures of the Depositary, Euroclear and CEDEL, in each case to the extent applicable and as in effect from time to time (the “Applicable Procedures” ), only in accordance with this Clause (2). Upon receipt by the Trustee, as Note Registrar, of (A) written instructions given by or on behalf of the Depositary in accordance with the Applicable Procedures directing the Trustee to credit or cause to be credited to a specified Agent Member’s account a beneficial interest in the Regulation S Global Note in a specified principal amount and to cause to be debited from another specified Agent Member’s account a beneficial interest in the Restricted Global Note in an equal principal amount and (B) a certificate in substantially the form set forth in Exhibit A signed by or on behalf of the holder of such beneficial interest in the Restricted Global Note, the Trustee, as Note Registrar, shall reduce the principal amount of the Restricted Global Note, and increase the principal amount of the Regulation S Global Note by such specified principal amount as provided in Section 3.4(a)(3).

SECTION 3.5 Mutilated, Destroyed, Lost and Stolen Notes

If any mutilated Note is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount, having the benefit of the Guarantee executed by the Guarantors and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Note and (ii) such security or indemnity as may be required by them to save each of them, the Guarantor and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Note has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Note, a new Note of like tenor and principal amount, having the benefit of the Guarantee executed by the Guarantors and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Company may in its discretion, instead of issuing a new Note, pay such Note.

Upon the issuance of any new Note under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Note issued pursuant to this Section in lieu of any destroyed, lost or stolen Note, including any Guarantee in connection therewith, shall constitute an original additional contractual obligation of the Company and the Guarantors, respectively, whether or not the destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes and any Guarantee, respectively, duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 3.6 Computation and Payment of Interest

Interest shall be payable on each Note of each series at the Applicable Interest Rate for such series from October 31, 1997, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, quarterly in arrears on each January 31, April 30, July 31 and October 30 commencing January 31, 1998 (each an “Interest Payment Date” ), until the principal thereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be 15 calendar days prior to payment (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Interest on each Note shall be computed on the basis of the actual number of days elapsed in a year of 360 days; provided, however, that Default Interest shall be computed on the basis of a 365 or 366-day year, as the case may be, and the number of days actually elapsed. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Noteholder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Default Interest to be fixed by the Trustee, notice whereof shall be given to Noteholders of Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange. In addition, the Company will pay to the Noteholder of each Note such Additional Amounts as may become payable under Section 12.2 hereof and such Breakage Costs, if any, as may become payable hereunder.

Immediately upon and during the continuation of an Event of Default set forth in any of Section 5.1(a) (b) or (c), interest will accrue on the unpaid principal amount outstanding on each Note of each series at the Default Rate, shall be payable on demand, and, if not so paid on demand, such interest shall itself bear interest at the Default Rate (to the extent that the payment of such interest shall be legally enforceable), and shall accrue from the date of such demand for payment to the date payment of such interest has been made or duly provided for, and such interest on unpaid interest shall also be payable on demand; provided, however, in no event shall the Company’s interest payment obligations exceed the limitations set forth in the following paragraph.

NOTWITHSTANDING ANY OTHER PROVISION HEREOF, IN NO EVENT SHALL THE AMOUNT OR RATE OF INTEREST (INCLUDING TO THE EXTENT APPLICABLE ANY DEFAULT RATE INTEREST, ADDITIONAL AMOUNTS OR BREAKAGE COSTS) PAYABLE, CONTRACTED FOR, CHARGED OR RECEIVED UNDER OR IN CONNECTION WITH THE NOTES, FROM TIME TO TIME OR FOR WHATEVER REASON, EXCEED THE MAXIMUM RATE OR AMOUNT, IF ANY, SPECIFIED BY APPLICABLE LAW. If from any circumstance whatsoever, fulfillment of any provision hereof shall involve transcending the limit of such validity, and if from any such circumstance the holder of a Note shall ever receive an amount deemed interest by applicable law which shall exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal amount owing under such Note and not to the payment of interest, or, if such excessive interest exceeds the unpaid principal amount hereunder, the excess shall be refunded to the Company. The terms and provisions of this paragraph shall control and supersede every other provision hereof.

Payment of the principal of and premium, if any, and interest on this Note will be made at the Corporate Trust Office of the Trustee, at the offices of a Paying Agent, at the office or agency of the Company maintained for that purpose in the City of New York, New York, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Interest on any Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest.

Principal, premium, if any, and interest on any Note which are payable, but are not punctually paid or duly provided for when due in accordance with the terms hereof, shall (a) bear interest from and after the due date therefor until so paid or provided for at the Default Rate ( “Default Interest” ) (to the extent that the payment of such interest shall be legally enforceable), and (b) forthwith cease to be payable to the Noteholder on the relevant Regular Record Date by virtue of having been such Noteholder, and such Default Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

    (1)     The Company may elect to make payment of any Default Interest to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a Special Record Date for the payment of such Default Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Default Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Default Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Default Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Default Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Default Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to each Noteholder at his address as it appears in the Note Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Default Interest shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

    (2)     The Company may make payment of any Default Interest in any other la wful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 3.7 Persons Deemed Owners

Prior to due presentment of a Note for registration of transfer and the effective registration of such transfer by the Note Registrar, the Company, the Guarantors, the Trustee and any agent of the Company, the Guarantors or the Trustee may treat the Person in whose name such Note is registered as the owner of such Note for the purpose of receiving payment of principal of and premium, if any, and (subject to Section 3.6) interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing on a Restricted Global Note relating thereto (other than the endorsed form of transfer) or any notice of any previous loss or theft of such Restricted Global Note, and none of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall be liable for so treating such holder.

SECTION 3.8 Cancellation

Except as provided for in Sections 13.2 and 13.3, Notes surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Notes held by the Trustee shall be disposed of in accordance with its standard procedures or as directed by a Company Order; provided, however, that the Trustee shall not be required to destroy such Notes. SECTION 3.9 CUSIP and ISIN Numbers

The Company shall, in issuing the Notes, use CUSIP and ISIN numbers, and the Trustee shall use the applicable CUSIP or ISIN number, as the case may be, in notices of redemption or exchange as a convenience to the Noteholders; provided , that any such notice may state that no representation is made as to the accuracy or correctness of the CUSIP or ISIN number or numbers printed in the notice or on the certificates representing the Notes and that reliance may be placed only on the other identification numbers printed on the certificates representing the Notes.

SECTION 3.10 Paying Agents; Discharge of Payment Obligations; Indemnity of Noteholders

    (a)     The Company may from time to time appoint one or more Paying Agents under this Indenture and the Notes. By its execution and delivery of this Indenture, the Company hereby initially designates and appoints Chase Trust Bank as Principal Paying Agent and The Chase Manhattan Bank, New York; The Chase Manhattan Bank, London Branch; and Chase Manhattan Bank, Luxembourg, S.A., as Paying Agents.

    (b)     The Company shall, by 10:00 a.m. Tokyo time, no later than one Business Day prior to each interest payment date or principal payment date on any Notes (whether on maturity, redemption or otherwise) (each, a “Payment Date” ), deposit with the Principal Paying Agent in Tokyo in immediately available funds a sum sufficient to pay such principal, premium, if any, and interest when so becoming due (including any Additional Amounts). The Company shall request that the bank through which such payment is to be made agree to supply to the Principal Paying Agent in Tokyo by 10:00 a.m. (Tokyo time) two business Days prior to the due date for any such payment an irrevocable confirmation (by tested telex or authenticated SWIFT MT 100 Message) of its intention to make such payment. The Principal Paying Agent shall arrange with all other Paying Agents for the payment, from funds furnished by the Company or the Guarantors to the Trustee pursuant to this Indenture, of the principal of and premium, if any, and interest (including Additional Amounts, if any) on the Notes and of the compensation of such Paying Agents for their services as such. All Paying Agents will hold in trust, for the benefit of the Noteholders or the Trustee, all money held by such Paying Agent for the payment of principal of and premium if any, and interest on the Notes and shall notify the Trustee in writing of any default by the Company in making any such payment. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by it. Upon complying with this Section 3.10 and the applicable provisions of Section 10.3, the Paying Agents shall have no further liability for the money delivered to the Trustee.

    (c)     Any payment to be made in respect of the Notes or the Guarantee by the Company or the Guarantors to or to the order of the Principal Paying Agent shall be in satisfaction pro tanto of the obligations of the Company under the Notes. The Company and the Guarantors shall indemnify the Noteholders against any failure on the part of any Paying Agent to pay any sum due in respect of the Notes and shall pay such sum to the Trustee on demand. This indemnity constitutes a separate and independent obligation from the other obligations of the Company under the Notes and the Guarantors under the Guarantee, shall give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by the Trustee and/or any holder of Notes and shall continue in full force and effect despite any judgment, order, claim, or proof for a liquidated amount in respect of any sum due under this Indenture, the Notes or any judgment or order.

    (d)     Notwithstanding the fact that the Paying Agent is not obligated to make any such payment, if the Paying Agent pays out any amount due under the terms of the Notes on or after the due date therefor on the assumption that the corresponding payment for such amount has been or will be made by the Company and such payment has in fact not been so made by the Company prior to the time that the Paying Agent makes such payment, then the Company shall on demand reimburse the Paying Agent for the relevant amount, and pay interest to the Paying Agent on such amount from the date on which it is paid out to the date of reimbursement at a rate per annum equal to the cost of the Paying Agent of funding the amount paid out, as certified by the Paying Agent and expressed as a rate per annum.

ARTICLE 4

SATISFACTION AND DISCHARGE

SECTION 4.1 Satisfaction and Discharge of Indenture

This Indenture shall cease to be of further effect as to all Outstanding Notes (except as to (i) rights of registration of transfer and exchange and the Company’s right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of holders of Notes to receive payment of principal of and premium, if any, and interest (including Additional Amounts) on the Notes, (iv) rights, obligations and immunities of the Trustee under this Indenture and (v) rights of the holders of the Notes as beneficiaries of this Indenture with respect to any property deposited with the Trustee payable to all or any of them), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

    (1) either

    (A)     the Company will have paid or caused to be paid the principal of and premium, if any, and interest on the Notes as and when the same will have become due and payable; or

    (B)     all Outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation; and the Company, in the case of (A) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal of and premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, on such Notes;

    (2)     the Company has paid or caused to be paid all other sums payable hereunder by the Company and the Guarantors;

    (3)     the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with; and

    (4)     the Trustee shall have received such other documents and assurances as the Trustee shall have reasonably requested.

Notwithstanding the satisfaction and discharge of this Indenture, (i) the obligations of the Company to the Trustee under Section 6.7, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of holders of Notes to receive payment of principal of and premium, if any, and interest on the Notes, (iv) rights, obligations and immunities of the Trustee under this Indenture (including, without limitation, Sections 6.7(3), 12.2(b), the third to last sentence of Section 12.2(f) and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 10.3), and (v) rights of Noteholders as beneficiaries of this Indenture with respect to any property deposited with the Trustee payable to all or any of them, shall survive.

SECTION 4.2 Application of Trust Money

Subject to the provisions of the last paragraph of Section 10.3, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the Trustee.

SECTION 4.3 Set-Off; Sharing of Payments

    (a)     In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, during the continuance of any Event of Default, each Noteholder is hereby authorized by the Company and each Guarantor, at any time or from time to time, with reasonably prompt subsequent notice to the Company and any relevant Guarantor (any prior or contemporaneous notice being hereby expressly waived) to set off and to appropriate and to apply any and all (A) balances held by such Noteholder at any of its offices for the account of the Company or any Guarantor or any of their respective Subsidiaries (regardless of whether such balances are then due to such Noteholder or its Subsidiaries), and (B) other property at any time held or owing by such Noteholder to or for the credit or for the account of the Company or any guarantor or any of their respective Subsidiaries, against and on account of any obligations under the Notes.

    (b)     If any Noteholder shall obtain from the Company or any Guarantor payment of any principal of or interest on its Note or payment of any other amount under its Note through the exercise of any right of set-off, banker’s lien or counterclaim or similar right or otherwise (other than from the Trustee in accordance with the terms and conditions of the Notes), and, as a result of such payment, such Note holder shall have received a percentage of the principal of or interest on its Note or such other amounts then due hereunder by the Company to such Noteholder in excess of its pro rata share thereof, it shall promptly purchase from such other Noteholders participations in the Notes or such other amounts, respectively, owing to such other Noteholders in such amounts, and make such other adjustments from time to time as shall be equitable, to the end that all the Noteholders shall share the benefit of such excess payment (net of any expenses that may be incurred by such Noteholder in obtaining or preserving such excess payment) pro rata in accordance with the unpaid principal of and/or interest on the Notes or such other amounts, respectively, owing to each of the Noteholders. To such end all the Noteholders shall make appropriate adjustments among themselves (by the resale of participations sold) if such payment is rescinded or must otherwise be restored.

    (c)     Nothing contained herein shall require any Noteholder to exercise any such right or shall affect the right of any Noteholder to exercise, and retain the benefits of exercising, any such right with respect to any other indebtedness or obligation of the Company or any Guarantor.

ARTICLE 5

DEFAULTS AND REMEDIES

SECTION 5.1 Events of Default

“Event of Default” , wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

    (a)     failure to pay any amount of principal of, or premium, if any, with respect to, any Note when due;

    (b)     failure to pay any interest on any Note when due and such failure shall continue for a period of five (5) days;

    (c)     default in the payment of principal and interest on Notes required to be redeemed pursuant to the obligation described in Section 13.2 (and, following notice of redemption by the Company thereunder, 13.1 and 13.3) when due;

    (d)     failure of the Company, any Guarantor or an Affiliate of the Company or any Guarantor to perform or comply with any of the provisions of Sections 8.1 (other than the failure to deliver the supplemental indenture referred to therein within the time so specified), 10.4, 10.5, 10.9, 10.12, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, or 10.24 applicable to such Person;

    (e)     failure of the Company, any Guarantor or an Affiliate of the Company or any Guarantor to perform any covenant or agreement under any Transaction Document to which it is a party, other than any referred to in Section 5.1(d), and such failure is incapable of remedy, or, capable of remedy, but remains unremedied for 30 days after the Trustee has given written notice thereof to the Company and the Guarantors;

    (f)     any representation or warranty by the Company, any Guarantor or an Affiliate of the Company or any Guarantor in any Transaction Document to which it is a party or in any certificate, document or financial or other statement of such Person or any officer thereof furnished at any time under any such Transaction Document is incorrect in any material respect on or as of the date when made.

    (g)     failure to pay when due or, as the case may be, within any originally applicable grace period, any amount of principal, premium, if any, or interest (including Additional Amounts, if any), due under the terms of any instrument evidencing Indebtedness of the Company or any Guarantor or any such Indebtedness of the Company or any Guarantor becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the issuer thereof by reason of the occurrence of an event of default howsoever described; provided that the aggregate amount of any such Indebtedness equals U.S.$5,000,000 or more (or its equivalent in other currency or currencies);

    (h)     failure of the Company or any Guarantor to pay when due any guarantee of Indebtedness; provided that the aggregate amount of any such Indebtedness equals U.S.$5,000,000 or more (or its equivalent in other currency or currencies);

    (i)     the rendering of a judgment or judgments (not subject to appeal) for the payment of money against the Company or any Guarantor which remains undischarged, unbonded or unstayed for a period of 60 days after the date on which the right to appeal all such judgments has expired or, if later, the date therein specified for payment; provided that the aggregate amount of any such final judgment equals or exceeds U.S.$5,000,000 (or its equivalent in other currency or currencies);

    (j)     all or a substantial part of the property of the Company or any Guarantor, if the whole or part of such property shall be material to the Company and the Guarantors, considered as a whole, shall be condemned, seized or otherwise appropriated, or custody of such property shall be assumed by any governmental authority or court or other person purporting to act under the authority of the federal government of any jurisdiction, or the Company or any Guarantor shall be prevented from exercising normal control over all or a substantial part of its property, if the whole or part of such property shall be material to the Company and the Guarantors, considered as a whole, and such default is not remedied within 60 days after it occurs;

    (k)     a secured party takes possession, or a receiver or similar officer is appointed, of a material part of the assets or revenues of the Company or any Guarantor;

    (l)     the Company or any Guarantor (i) is adjudicated by a court of competent jurisdiction (as a result of proceedings initiated against or by the Company or such Guarantor) as insolvent or bankrupt or unable to pay its debts, (ii) is unable to pay its debts as they fall due, (iii) makes a general assignment or an arrangement or compositions with or for the benefit of relevant creditors in respect of such Indebtedness, (iv) has any petition filed or proceeding started against it for its winding up, liquidation or dissolution and such petition or proceeding is not dismissed within sixty (60) days of its filing or commencement, (v) passes an effective resolution for its winding up, liquidation or dissolution, or (vi) commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness;

    (m)     the occurrence of any event which under the laws of Brazil has an analogous effect to any of the events referred to in paragraphs (i) through (l) above;

    (n)     the performance or compliance of the Company, any Guarantor or any Affiliate of the Company or any Guarantor with any material obligation under or in respect of any Transaction Document to which it is a party is or will become unlawful or any material provision of any such Transaction Document ceases to be enforceable and in full force and effect in any respect (or is claimed by any of such Persons to be unenforceable or not in full force and effect in any respect); provided, however, for purposes of this provision, provisions with respect to payment obligations are, in all cases material; and provided, further, that the foregoing stipulation shall not be deemed to limit in any respect the determination as to the materiality of any other provision of any Transaction Document;

    (o)     failure of the Company or any Guarantor to take any action or do anything at any time required to be taken, fulfilled or done in order (i) to enable the Company and each of the Guarantors lawfully to enter into, exercise their respective rights and perform and comply with their respective obligations under and in respect of each of the Transaction Documents to which it is a party, (ii) to ensure that those obligations are legal, valid, binding and enforceable, and (iii) to make each of the Transaction Documents admissible in evidence in the courts of Brazil;

    (p)     (i) the condemnation, seizure, expropriation, nationalization or similar adverse governmental action with respect to all or any substantial part of the assets and revenues of the Company or any Guarantor by any Person acting under the authority of any national, regional or local government or (ii) the prevention by any such Person of the Company’s or any Guarantor’s ability to exercise normal control over all or any substantial part of the assets and revenues of the Company, the Guarantors and their respective Subsidiaries, considered as a whole;

    (q)     the revocation, termination, suspension or expiration without renewal or loss for any other reason of any license or concession of the Company or any Guarantor material to the Company, the Guarantors and their respective Subsidiaries, considered as a whole; and

    (r)     the Company or any Guarantor or an Affiliate of either thereof repudiates any Transaction Document or does or causes to be done any act or thing evidencing an intent to repudiate any Transaction Document, provided that failure to comply with the provisions of Section 10.4 in respect of any period of four fiscal quarters ending prior to December 31, 1998 shall not constitute an Event of Default under Section 5.1(d). The holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee may refuse, however, to follow any direction that the Trustee, in its sole discretion, determines may be unjustly prejudicial to the rights of the Noteholders or that may subject the Trustee to any liability, loss or expense if the Trustee determines, in its sole discretion, that it lacks reasonable indemnification against such liability, loss or expense. If an Event of Default (other than an Event of Default described in Clause (l) above with respect to the Company or any Guarantor) shall occur and be continuing, either the Trustee or the Noteholders of at least 25% in aggregate principal amount of the Outstanding Notes, by written notice to the Company (and to the Trustee if such notice is given by the Noteholders), may, and the Trustee at the request of such Noteholders shall, declare the principal amount of and premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount, premium, if any, and accrued interest shall be immediately due and payable. If an Event of Default specified in Clause (l) above occurs with respect to the Company or any Guarantor, the outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholder.

At any time after such a declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained by the Trustee, the Noteholders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee may waive all past Defaults and rescind and annul such declaration of acceleration and its consequences if (a) all existing Events of Default, other than the non-payment of the principal amount of and premium, if any, and accrued interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

No Noteholder will have any right to institute any proceeding with respect to this Indenture or for any remedy hereunder, unless such Noteholder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless the Noteholders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made a written request to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Noteholders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations, however, do not apply to a suit instituted by a Noteholder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The Company and each Guarantor shall furnish to the Trustee (i) within ten days of demand by the Trustee therefor and (ii) (without the necessity of any such demand) together with the delivery of each of the audited consolidated annual financial statements and unaudited consolidated quarterly financial statements of the Company and its Subsidiaries, an Officers’ Certificate or Officers’ Certificates stating whether or not to the best knowledge of the signers thereof the Company or such Guarantor, as the case may be, is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture and if the Company or such Guarantor, as the case may be, is in default, specifying all such defaults and the nature and status thereof of which it may have knowledge.

SECTION 5.2 Collection of Indebtedness and Suits for Enforcement by Trustee

The Company and each of the Guarantors covenants that if

    (1)     default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of thirty (30) days, or

    (2)     default is made in the payment of the principal of and premium, if any, with respect to any Note at the Maturity thereof or, with respect to any Note to be redeemed, at the Redemption Date thereof, then, without prejudice to the provisions of Section 5.1, the Company and the Guarantors shall, jointly and severally, upon demand of the Trustee, pay to it, for the benefit of the Noteholders of such Notes, the whole amount then due and payable on such Notes for principal and interest, and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and on any overdue interest, at the rate provided by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses incurred by the Trustee under this Indenture, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company and the Guarantors fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company, each of the Guarantors or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company, any Guarantor or any other obligor upon the Notes, wherever situated.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights under this Indenture and the Guarantee of the Noteholders by such appropriate judicial proceedings as the Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein including, without limitation, seeking recourse against the Guarantors or proceeding to enforce any other proper remedy.

SECTION 5.3 Trustee May File Proofs of Claim

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Noteholders allowed in any judicial proceedings relative to the Company (or any other obligor under the Notes), the Guarantors, their respective creditors or their property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims, and, unless prohibited by law or applicable regulations, may vote on behalf of the Noteholders at their direction in any election of a trustee in bankruptcy or other Person performing similar functions, and any custodian in any such judicial proceeding is hereby authorized by each Noteholder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Noteholders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 6.7 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Noteholders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Noteholder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Noteholder, or to authorize the Trustee to vote in respect of the claim of any Noteholder in any such proceeding, other than at the direction of such Noteholder.

SECTION 5.4 Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture, the Notes or the Guarantee may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Noteholders in respect of which such judgment has been recovered.

SECTION 5.5 Application of Money Collected

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, premium, if any, or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee under Section 6.7; and

SECOND: To the payment of the amounts then due and unpaid for principal of, and premium, if any, and interest on the Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Notes for principal, premium, if any, and interest, respectively.

The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment to the Noteholders pursuant to this Section 5.5.

SECTION 5.6 Limitation on Suits

No Noteholder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

    (1)     such Noteholder has previously given written notice to the Trustee of a continuing Event of Default;

    (2)     the Noteholders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

    (3)     such Noteholder or Noteholders have offered and, if requested, provided to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

    (4)     the Trustee for 60 days after its receipt of such notice, request and offer and, if requested, provision of indemnity has failed to institute any such proceeding; and

    (5)     no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Noteholders of a majority in principal amount of the Outstanding Notes;

it being understood and intended that no one or more Noteholders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture, any Note or the Guarantee to affect, disturb or prejudice the rights of any other Noteholders, or to obtain or to seek to obtain priority or preference over any other Noteholders or to enforce any right under this Indenture, any Note or the Guarantee, except in the manner herein provided and for the equal and ratable benefit of all the Noteholders.

SECTION 5.7 Unconditional Right of Noteholders to Receive Principal and Interest

Notwithstanding any other provision in this Indenture, the Notes or the Guarantee, the Noteholder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of, premium, if any, and (subject to Section 3.6) interest on such Note on the respective Stated Maturities expressed in such Note (or earlier Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Noteholder.

SECTION 5.8 Restoration of Rights and Remedies

If the Trustee or any Noteholder has instituted any proceeding to enforce any right or remedy under this Indenture, any Note or the Guarantee, and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Noteholder, then and in every such case, subject to any determination in such proceeding, the Company, the Guarantors, the Trustee and the Noteholders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Noteholders shall continue as though no such proceeding had been instituted.

SECTION 5.9 Rights and Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in the last paragraph of Section 3.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.10 Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Noteholder of any Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Noteholders, as the case may be.

SECTION 5.11 Control by Noteholders

The Noteholders of a majority in aggregate principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided that

    (1)     such direction shall not be in conflict with any rule of law or with this Indenture or expose the Trustee to personal liability (as determined in the sole discretion of the Trustee), and

    (2)     the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

The Trustee may refuse, however, to follow any direction that the Trustee, in its sole discretion, determines may be unduly prejudicial to the rights of another Noteholder or that may subject the Trustee to any liability, loss or expense if the Trustee determines, in its sole discretion, that it lacks indemnification satisfactory to it against such liability, loss or expense.

SECTION 5.12 Waiver of Past Defaults

The Noteholders of not less than a majority in aggregate principal amount of the Outstanding Notes may by written notice to the Company and the Trustee waive any past default hereunder and rescind and annul any declaration of acceleration and its consequences, except a default

    (1)     in the payment of the principal of and premium, if any, or interest on any Note, or

    (2)     in respect of a covenant or provision hereof which under Article 9 cannot be modified or amended without the consent of the Noteholder of each Outstanding Note affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

SECTION 5.13 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant; provided that this Section 5.13 shall not be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or any Guarantor.

SECTION 5.14 Waiver of Stay, Extension or Usury Laws

The Company and each Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or prohibit or forgive the Company or such Guarantor, as the case may be, from paying all or any portion of the principal of, premium, if any, and/or interest on the Notes as contemplated herein; and the Company each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 6

THE TRUSTEE

SECTION 6.1 Certain Duties and Responsibilities

    (a)     Except during the continuance of an Event of Default,

    (1)     the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

    (2)     in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

    (b)     In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

    (c)     No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct, except that

    (1)     this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

    (2)     the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

    (3)     the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Noteholders of a majority in principal amount of the Outstanding Notes, determined as provided in Section 5.11, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture with respect to the Notes or the Guarantee; and

    (4)     no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

    (d)     Whether or not herein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 6.2 Notice of Defaults

The Trustee shall give the Noteholders notice of any Default that has occurred and is continuing and of which a Responsible Officer of the Trustee has actual knowledge, within 90 days after the occurrence of such Default; provided, however, that in the case of any Default of the character specified in Section 5.1(f), no such notice to Noteholders shall be given until at least 30 days after the occurrence thereof.

SECTION 6.3 Certain Rights of Trustee

Subject to the provisions of Section 6.1:

    (a)     the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

    (b)     any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or a Company Order and any resolution of the Board of Directors of the Company shall be sufficiently evidenced by a Board Resolution;

    (c)     whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers’ Certificate or an Opinion of Counsel;

    (d)     the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

    (e)     the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Noteholders pursuant to this Indenture, unless such Noteholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction reasonably satisfactory to the Trustee;

    (f)     the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, report, opinion, notice, request, direction, consent, order, bond, debenture, note, guarantee, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company and each Guarantor, personally or by agent or attorney;

(g)     the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, custodians or nominees appointed with due care by it hereunder; and

(h)     the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith which the Trustee reasonably believed to have been authorized or within its rights or powers.

(i)     In the event that the Trustee is also acting as Paying Agent, Transfer Agent, or Note Registrar hereunder, the rights and protections afforded to the Trustee pursuant to this Article Six shall also be afforded to such Paying Agent, Transfer Agent or Note Registrar.

SECTION 6.4 Not Responsible for Recitals or Issuance of Notes

The recitals contained herein and in the Notes and the Guarantee with respect thereto, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company or the Guarantors, as the case may be, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or the Notes. The Trustee shall not be accountable for the use or application by the Company of Notes or the proceeds thereof.

SECTION 6.5 May Hold Notes

The Trustee, any Paying Agent or Transfer Agent, any Note Registrar (if other than the Trustee) or any other agent of the Company or the Guarantor, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections 6.8 and 6.13, may otherwise deal with the Company and the Guarantors with the same rights it would have if it were not Trustee, Paying Agent, Transfer Agent, Note Registrar or such other agent.

SECTION 6.6 Money Held in Trust

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company or the Guarantors, as the case may be.

SECTION 6.7 Reimbursement and Indemnification

The Company and the Guarantors agree, jointly and severally:

    (1)     to pay to the Trustee from time to time upon demand reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

    (2)     except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or wilful misconduct; and

    (3)     to indemnify the Trustee and its directors, officers, employees and agents for, and to hold it and them harmless against, any loss, liability or expense (including the reasonable compensation, expenses and disbursements of its or their agents, accountants, experts and counsel) incurred without negligence or wilful misconduct on its or their part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of enforcing this Indenture against the Company or the Guarantors, as the case may be (including, without limitation, this Section 6.7) and of defending itself or themselves against any claim (whether asserted by any Noteholder or the Company or the Guarantors, as the case may be) or liability in connection with the exercise or performance of any of its or their powers or duties hereunder. The provisions of this Section 6.7 shall survive any termination of this Indenture and the resignation or removal of the Trustee.

As security for the performance of the obligations of the Company or the Guarantor, as the case may be, under this Section 6.7, the Trustee shall have a Lien prior to the Notes upon all property and funds held or collected by the Trustee, except funds held in trust for the payment of principal of and premium, if any, or interest on particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 6.7 shall not be subordinate to any other liability or indebtedness of the Company or the Guarantors, as the case may be (even though the Notes may be so ubordinated).

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 5.1(j), (k) or (l) occurs, the expenses and the compensation for such services are intended to constitute expenses of administration under Title II, U.S. Code, or any similar Federal, State or analogous foreign law for the relief of debtors.

SECTION 6.8 Disqualification; Conflicting Interests

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

SECTION 6.9 Corporate Trustee Required; Eligibility

There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 and its Corporate Trust Office in The City of New York, New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal, State, Territorial or District of Columbia supervising or examining authority, then for the purposes of this Section 6.9, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set f orth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.9, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 6.

SECTION 6.10 Resignation and Removal; Appointment of Successor

    (a)     No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under Section 6.11 and any and all amounts then due and owing to the retiring Trustee hereunder have been paid in full, at which time the retiring Trustee shall be fully discharged from its obligations hereunder.

    (b)     The Trustee may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

    (c)     The Trustee may be removed at any time by Act of the Noteholders of a majority in principal amount of the Outstanding Notes, delivered to the Trustee and to the Company.

    (d)     If at any time:

    (1)     the Trustee shall fail to comply with Section 6.8 after written request therefor by the Company or by any Noteholder who has been a bona fide Noteholder of a Note for at least six months, or

    (2)     the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Company or by any such Noteholder, or

    (3)     the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company by a Board Resolution may remove the Trustee, or (ii) any Noteholder who has been a bona fide Noteholder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

    (e)     If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any reason, the Company, by a Board Resolution, shall promptly appoint a successor Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Noteholders of a majority in principal amount of the Outstanding Notes delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such ppointment, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Noteholders and accepted appointment in the manner hereinafter provided, any Noteholder who has been a bona fide Noteholder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

    (f)     The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Noteholders in the manner provided in Section 1.6. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

SECTION 6.11 Acceptance of Appointment by Successor

Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company, the Guarantors and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject nevertheless to its Lien, if any, provided for in Section 6.7. Upon request of any such successor Trustee, the Company and the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 6.12 Merger, Conversion, Consolidation or Succession to Business

Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such corporation or other entity shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor Trustee by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes.

SECTION 6.13 Preferential Collection of Claims Against the Company

    (a)     Subject to Subsection (c) of this Section 6.13, if the Trustee shall be or shall become a creditor, directly or indirectly, secured or unsecured, of the Company within four months prior to a default, as defined in Subsection (e) of this Section 6.13, or subsequent to such a default, then, unless and until such default shall be cured, the Trustee shall set apart and hold in a special account for the benefit of the Trustee individually, the Noteholders and the holders of other indenture securities, as defined in Subsection (e) of this Section:

    (1)     an amount equal to any and all reductions in the amount due and owing upon any claim as such creditor in respect of principal, premium, if any, or interest, effected after the beginning of such four-month period and valid as against the Company and its other creditors, except any such reduction resulting from the receipt or disposition of any property described in paragraph (2) of this Subsection (a), or from the exercise of any right of set-off which the Trustee could have exercised if a petition in bankruptcy had been filed by or against the Company upon the date of such default;

    (2)     all property received by the Trustee in respect of any claims as such creditor, either as security therefor, or in satisfaction or composition thereof, or otherwise, after the beginning of such four-month period, or an amount equal to the proceeds of any such property, if disposed of, subject, however , to the rights, if any, of the Company and its other creditors in such property or such proceeds.

    (b)     Nothing contained in Subsection (a) of this Section 6.13, however, shall affect the right of the Trustee:

    (1)     to retain for its own account (i) payments made on account of any such claim by any Person (other than the Company) who is liable thereon, and (ii) the proceeds of the bona fide sale of any such claim by the Trustee to an independent third party, and (iii) distributions made in cash, securities or other property in respect of claims filed against the Company in bankruptcy or receivership or in proceedings for reorganization pursuant to the Federal Bankruptcy Act or applicable State law;

    (2)     to realize, for its own account, upon any property held by it as security for any such claim, if such property was so held prior to the beginning of such four-month period;

    (3)     to realize, for its own account, but only to the extent of the claim hereinafter mentioned, upon any property held by it as security for any such claim, if such claim was created after the beginning of such four-month period and such property was received as security therefor simultaneously with the creation thereof, and if the Trustee shall sustain the burden of proving that at the time such property was so received the Trustee had no reasonable cause to believe that a default, as defined in Subsection (d) of this Section, would occur within four months; or

    (4)     to receive payment on any claim referred to in paragraph (B) or (C), against release of any property held as security for such claim as provided in paragraph (2) or (3), as the case may be, to the extent of the fair value of such property.

    (c)     For the purposes of paragraphs (b)(2), (b)(3) and (b)(4), property substituted after the beginning of such four-month period for property held as security at the time of such substitution shall, to the extent of the fair value of the property released, have the same status as the property released, and, to the extent that any claim referred to in any of such paragraphs is created in renewal of or in substitution for or for the purpose of repaying or refunding any pre-existing claim of the Trustee as such creditor, such claim shall have the same status as such pre-existing claim.

If the Trustee shall be required to account, the funds and property held in such special account and the proceeds thereof shall be apportioned among the Trustee, the Noteholders and the holders of other indenture securities in such manner that the Trustee, the Noteholders and the holders of other indenture securities realize, as a result of payments from such special account and payments of dividends on claims filed against the Company in bankruptcy or receivership or in proceedings for reorganization pursuant to the Federal Bankruptcy Act or applicable State law, the same percentage of their respective claims, figured before crediting to the claim of the Trustee anything on account of the receipt by it from the Company of the funds and property in such special account and before crediting to the respective claims of the Trustee and the Noteholders and the holders of other indenture securities dividends on claims filed against the Company in bankruptcy or receivership or in proceedings for reorganization pursuant to the Federal Bankruptcy Act or applicable State law, but after crediting thereon receipts on account of the indebtedness represented by their respective claims from all sources other than from such dividends and from the funds and property so held in such special account. As used in this paragraph, with respect to any claim, the term “dividends” shall include any distribution with respect to any claim, in bankruptcy or receivership or proceedings for reorganization pursuant to the Federal Bankruptcy Act or applicable State law, whether such distribution is made in cash, securities or other property, but shall not include any such distribution with respect to the secured portion, if any, of such claim. The court in which such bankruptcy, receivership or proceedings for reorganization is pending shall have jurisdiction (i) to apportion among the Trustee, the Noteholders and the holders of other indenture securities, in accordance with the provisions of this paragraph, the funds and property held in such special account and proceeds thereof, or (ii) in lieu of such apportionment, in whole or in part, to give to the provisions of this paragraph due consideration in determining the fairness of the distributions to be made to the Trustee and the Noteholders and the holders of other indenture securities with respect to their respective claims, in which event it shall not be necessary to liquidate or to appraise the value of any securities or other property held in such special account or as security for any such claim, or to make a specific allocation of such distributions as between the secured and unsecured portions of such claims, or otherwise to apply the provisions of this paragraph as a mathematical formula.

Any Trustee which has resigned or been removed after the beginning of such four-month period shall be subject to the provisions of this Subsection (c) as though such resignation or removal had not occurred. If any Trustee has resigned or been removed prior to the beginning of such four-month period, it shall be subject to the provisions of this Subsection (c) if and only if the following conditions exist:

    (1)     the receipt of property or reduction of claim, which would have given rise to the obligation to account, if such Trustee had continued as Trustee, occurred after the beginning of such four-month period; and

    (2)     such receipt of property or reduction of claim occurred within four months after such resignation or removal.

    (d)     There shall be excluded from the operation of Subsection (a) of this Section 6.13 a creditor relationship arising from:

    (1)     the ownership or acquisition of securities issued under any indenture, or any security or securities having a maturity of one year or more at the time of acquisition by the Trustee;

    (2)     advances authorized by a receivership or bankruptcy court of competent jurisdiction or by this Indenture, for the purpose of preserving any property which shall at any time be subject to the lien of this Indenture or of discharging tax liens or other prior liens or encumbrances thereon, if notice of such advances and of the circumstances surrounding the making thereof is given to the Noteholders at the time and in the manner provided in this Indenture;

    (3)     disbursements made in the ordinary course of business in the capacity of trustee under an indenture, transfer agent, registrar, custodian, paying agent, fiscal agent or depositary, or other similar capacity;

    (4)     an indebtedness created as a result of services rendered or premises rented; or an indebtedness created as a result of goods or securities sold in a cash transaction, as defined in Subsection (e) of this Section;

    (5)     the ownership of stock or of other securities of a corporation organized under the provisions of Section 25(a) of the Federal Reserve Act, as amended, which is directly or indirectly a creditor of the Company; and

    (6)     the acquisition, ownership, acceptance or negotiation of any drafts, bills of exchange, acceptances or obligations which fall within the classification of selfliquidating paper, as defined in Subsection (e) of this Section 6.13.

    (e)     For the purposes of this Section 6.13 only:

    (1)     the term “default” means any failure to make payment in full of the principal of and premium, if any, or interest on any Note or upon the other indenture securities when and as such principal, premium, if any, or interest becomes due and payable;

    (2)     the term “other indenture securities” means securities upon which the Company is an obligor outstanding under any other indenture (i) under which the Trustee is also trustee, (ii) which contains provisions substantially similar to the provisions of this Section, and (iii) under which a default exists at the time of the apportionment of the funds and property held in such special account;

    (3)     the term “cash transaction” means any transaction in which full payment for goods or securities sold is made within seven days after the delivery of the goods or securities in currency or in checks or other orders drawn upon banks or bankers and payable upon demand;

    (4)     the term “self-liquidating paper” means any draft, bill of exchange, acceptance or obligation which is made, drawn, negotiated or incurred by the Company for the purpose of financing the purchase, processing, manufacturing, shipment, storage or sale of goods, wares or merchandise and which is secured by documents evidencing title to, possession of, or a lien upon, the goods, wares or merchandise or the receivables or proceeds arising from the sale of the goods, wares or merchandise previously constituting the security, provided the security is received by the Trustee simultaneously with the creation of the creditor relationship with the Company arising from the making, drawing, negotiating or incurring of the draft, bill of exchange, acceptance or obligation;

    (5)     the term “Company” means any obligor upon the Notes; and

    (6)     the term “Federal Bankruptcy Act” means the Bankruptcy Act or Title 11 of the United States Code.

SECTION 6.14 Appointment of Authenticating Agent

The Trustee may appoint an Authenticating Agent or Agents with respect to the Notes which shall be authorized to act on behalf of the Trustee to authenticate Notes issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.6, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 6.14, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 6.14.

Any corporation or other entity into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation or other entity succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation or other entity shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 6.14, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 1.6 to all Noteholders of Notes. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 6.14.

The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 6.14, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 6.7.

If an appointment is made pursuant to this Section 6.14, the Notes may have endorsed thereon, in lieu of the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Notes referred to in the within-mentioned Indenture.

THE CHASE MANHATTAN BANK, NEW

YORK,

As Trustee

By: ..................................................

As Authenticating Agent

ARTICLE 7

NOTEHOLDERS, LISTS AND REPORTS BY TRUSTEE AND THE COMPANY

SECTION 7.1 Company to Furnish Trustee Names and Addresses of Noteholders

The Company will furnish or cause to be furnished to the Trustee:

    (a)     semi-annually, not more than 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Noteholders as of such Regular Record Date, and

    (b)     at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Note Registrar.

SECTION 7.2 Preservation of Information; Communications to Noteholders

    (a)     The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Noteholders contained in the most recent list furnished to the Trustee as provided in Section 7.1 and the names and addresses of Noteholders received by the Trustee in its capacity as Note Registrar. The Trustee may destroy any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.

    (b)     If three or more Noteholders (herein referred to as “applicants” ) apply in writing to the Trustee, and furnish to the Trustee reasonable proof that each such applicant has owned a Note for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Noteholders with respect to their rights under this Indenture or under the Notes or the Guarantee and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application, at its election, either

    (i)     afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 7.2(a), or

    (ii)     inform such applications as to the approximate number of Noteholders whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a), as to the approximate cost of mailing to such Noteholders the form of proxy or other communication, if any, specified in such application.

    (c)     Every Noteholder of Notes, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Noteholders in accordance with Section 7.2(b), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 7.2(b).

SECTION 7.3 Reports by Trustee

    (a)     Within 60 days after December 31 of each year commencing with the year 1997, the Trustee shall transmit by mail to all Noteholders, as their names and addresses appear in the Note Register, a brief report dated as of such date with respect to:

    (1)     its eligibility under Section 6.9 and its compliance with Section 6.8, or in lieu thereof, if to the best of its knowledge it has continued to be eligible and qualified under said Sections, a written statement to such effect;

    (2)     the character and amount of any advances (and if the Trustee elects so to state, the circumstances surrounding the making thereof) made by the Trustee (as such) which remain unpaid on the date of such report, and for the reimbursement of which it claims or may claim a Lien or charge, prior to that of the Notes, on any property or funds held or collected by it as Trustee, except that the Trustee shall not be required (but may elect) to report such advances if such advances so remaining unpaid aggregate not more than ½ of 1% of the principal amount of the Outstanding Notes on the date of such report;

    (3)     the amount, interest rate and maturity date of all other indebtedness owing by the Company (or by any other obligor on the Notes) to the Trustee in its individual capacity, on the date of such report, with a brief description of any property held as collateral security therefor, except any indebtedness based upon a creditor relationship arising in any manner described in Section 6.13(d)(2), (3), (4) or (6);

    (4)     the property and funds, if any, physically in the possession of the Trustee as such on the date of such report;

    (5)     any additional issue of Notes which the Trustee has not previously reported; and

    (6)     any action taken by the Trustee in the performance of its duties hereunder which it has not previously reported and which in its opinion materially affects the Notes, except action in respect of a default, notice of which has been or is to be withheld by the Trustee in accordance with Section 6.2.

    (b)     The Trustee shall transmit by mail to all Noteholders, as their names and addresses appear in the Note Register, a brief report with respect to the character and amount of any advances (and if the Trustee elects so to state, the circumstances surrounding the making thereof) made by the Trustee (as such) since the date of the last report transmitted pursuant to Subsection (a) of this Section (or if no report has yet been so transmitted, since the date of execution of this instrument) for the reimbursement of which it claims or may claim a lien or charge, prior to that of the Notes, on property or funds held or collected by it as Trustee and which it has not previously reported pursuant to this Subsection (b), except that the Trustee shall not be required (but may elect) to report such advances if such advances remaining unpaid at any time aggregate 10% or less of the principal amount of the Outstanding Notes at such time, such report to be transmitted within 90 days after such time.

    (c)     A copy of each such report shall, at the time of such transmission to Noteholders, be filed by the Trustee with each stock exchange upon which any Notes are listed and with the Company. The Company will notify the Trustee when any Notes are listed on any stock exchange.

ARTICLE 8

MERGER, CONSOLIDATION, ETC.

SECTION 8.1 Mergers, Consolidations and Certain Sales of Assets

The Company and each Guarantor may not, in a single transaction or a series of related transactions, (i) consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into it (other than the consolidation or merger of a Wholly Owned Subsidiary organized under the laws of Brazil into it), or (ii) directly or indirectly, transfer, sell, lease or otherwise dispose of all or substantially all of its assets (determined, in the case of the Company, on a consolidated basis for the Company and its Subsidiaries taken as a whole), unless:

    (1)     in a transaction in which the surviving entity or entities, as the case may be (A) shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company’s and/or, as the case may be, such Guarantor’s obligations under this Indenture and (B) shall be organized under the laws of (x) Brazil or any State or political subdivision thereof; or (y) the United States of America or any State thereof or the District of Columbia or (z) any other country if such successor entity undertakes, in such supplemental indenture, to pay any such additional amounts in respect of principal (and premium, if any) and interest as may be necessary in order that the net amounts paid pursuant to the Notes after deduction or withholding of any Covered Taxes;

    (2)     immediately after giving pro forma effect to such transaction as if such transaction had occurred at the beginning of the last full fiscal quarter immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation and treating any Indebtedness which becomes an obligation of the Company or a Subsidiary as a result of such transaction as having been Incurred by the Company or such Subsidiary at the time of the transaction, no Default or Event of Default shall have occurred and be continuing;

    (3)     if, as a result of any such transaction, property or assets of the Company, any Guarantor or any of their respective Subsidiaries would become subject to a Lien prohibited by the provisions of Section 10.17, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant;

    (4)     immediately after giving effect to the merger on a pro forma basis, the successor company could Incur U.S.$1.00 of additional debt pursuant to Section 10.14; and

    (5)     the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each in form and substance satisfactory to the Trustee stating that such consolidation, merger, conveyance, transfer, lease or acquisition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with this covenant and that all conditions precedent herein provided for relating to such transaction have been complied with.

SECTION 8.2 Successor Substituted

In the event of any transaction (other than a lease) described in and complying with the immediately preceding paragraph in which the Company or one or more Guarantors is not the surviving person and the surviving person assumes all the obligations of the Company or such Guarantor(s) under the Notes and this Indenture pursuant to a supplemental indenture, such surviving person shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor(s), as the case may be, and thereafter, except in the case of a lease, the Company or such Guarantor(s), as the case may be, will be discharged from its obligations under this Indenture and the Notes; provided that solely for the purpose of calculating amounts described in clause (3) of Section 10.15, any such surviving person shall only be deemed to have succeeded to and be substituted for the Company with respect to the period subsequent to the effective time of such transaction, and the Company (before giving effect to such transaction) shall be deemed to be the “Company” for such purposes for all prior periods.

ARTICLE 9

SUPPLEMENTAL INDENTURES

SECTION 9.1 Supplemental Indentures Without Consent of Noteholders

Without the consent of any Noteholders, the Company, when authorized by a Board Resolution of the Company, the Guarantors, when authorized by respective Board Resolutions of each Guarantor, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

    (i)     to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes; or

    (ii)     to add to the covenants of the Company for the benefit of the Noteholders, or to surrender any right or power herein conferred upon the Company or the Guarantors; or

(iii)     to secure the Notes pursuant to the requirements of Section 10.17 or otherwise; or

    (iv)     to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided that such action pursuant to this Clause (iv) shall not adversely affect the legal rights of the Noteholders.

SECTION 9.2 Supplemental Indentures with Consent of Noteholders

With the consent of the Noteholders of not less than a majority in aggregate principal amount of the Outstanding Notes, by Act of said Noteholders delivered to the Company and the Trustee, and consistent with Section 5.11, the Company, when authorized by a Board Resolution of the Company, the Guarantors, when authorized by the respective Board Resolutions of each Guarantor, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Noteholders under this Indenture; provided, however , that no such supplemental indenture shall, without the consent of the Noteholder of each outstanding Note affected thereby:

    (i)     reduce the percentage in principal amount of outstanding Notes whose Noteholders must consent to an amendment, supplement, waiver, the taking of any action under this Indenture, the Notes or the Guarantee;

    (ii)     change the Stated Maturity of the principal of, or any installment of interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable thereon, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

    (iii)     alter the provisions in any manner adverse to the Noteholders relating to the payment of Additional Amounts on the Notes, alter the redemption provisions of the Notes;

    (iv)     modify any of the provisions of this Section 9.2, Section 5.11, any Section contained in Article 10 or Section 13.1, except to increase any such percentage described in Clause (i) above or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Noteholder of each Outstanding Note affected thereby;

    (v)     impair the right set forth in this Indenture to institute suit for the enforcement of any payment on or with respect to the Notes (other than any such payment that has become due solely as a result of the acceleration of the maturity of the Notes).

After an amendment, supplement or waiver under this Section 9.2 becomes effective, the Company shall mail to the Noteholders a notice briefly describing the amendment, supplement or waiver.

It shall not be necessary for any Act of Noteholders under this Section 9.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 9.3 Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article 9 or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 9.4 Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 9, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Noteholder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 9.5 Reference in Notes to Supplemental Indentures

Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article 9 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Notes.

ARTICLE 10

COVENANTS

SECTION 10.1 Payment of Principal and Interest

The Company will duly and punctually pay the principal of and premium, if any, and interest on the Notes in accordance with the terms of the Notes and this Indenture.

SECTION 10.2 Maintenance of Office or Agency

The Company will maintain in the Borough of Manhattan, The City of New York, New York, an office or agency where Notes may be presented or surrendered for payment, where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company or the Guarantors in respect of the Notes, the Guarantee and this Indenture may be served. In addition, for as long as the Notes are listed on the Luxembourg Stock Exchange, the Company will maintain in Luxembourg an office or agency where securities may be presented or surrendered for payment and where securities may be surrendered for registration of transfer or exchange. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such offices or agencies. If at any time the Company shall fail to maintain any such required offices or agencies or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan, The City of New York, New York) where the Notes may be presented or surrendered for any or all such purposes (each, a “Transfer Agent” ) and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, New York or, for so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg for such purposes. The Company has initially designated the offices of The Chase Manhattan Bank, London Branch to act as Transfer Agent. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 10.3 Money for Note Payments to Be Held in Trust

Whenever the Company shall have one or more Paying Agents, it will, prior to each due date of the principal of and premium, if any, or interest on any Notes, deposit with the Principal Paying Agent a sum sufficient to pay the principal, premium, if any, and interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium, if any, or interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee in writing of its action or failure so to act. Upon any bankruptcy or reorganization proceeding relative to the Company the Trustee shall serve as the Paying Agent for the Notes.

The Company will cause each Paying Agent other than the Trustee or its Affiliate to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

    (i)     hold all sums held by it for the payment of the principal of and premium, if any, and interest on the Notes in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise applied as herein provided:

    (ii)     give the Trustee notice of any default by the Company (or any other obligor upon the Notes) in the making of any payment of principal, premium, if any, or interest;

    (iii)     at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent; and

    (iv)     acknowledge, accept and agree to comply in all respects with the provisions of this Indenture relating to the duties, rights and obligations of such Paying Agent.

The Company may at any time in accordance with the provisions of this Indenture, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of and premium, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company, or, if then held by the Company, shall be discharged from such trust; and the Noteholder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may, at the expense of the Company, cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

SECTION 10.4 Maintenance of Financial Condition

The Company shall ensure that the financial condition of the Company and its Subsidiaries on a consolidated basis is such that:

    (i)     Interest Coverage : The ratio of (i) Consolidated Adjusted EBITDA to (ii) Consolidated Adjusted Gross Interest Expense for each period of four full fiscal quarters is at least equal to 2.0 to 1 for each such four-quarter period.

    (ii)     Leverage Restriction : The ratio of (i) Consolidated Total Senior Indebtedness outstanding as of the most recent available quarterly or annual balance sheet to (ii) Consolidated Adjusted EBITDA for the period of four full fiscal quarters ending on such date is not more than (1) 5.0 to 1, in respect of any such four-quarter period ending on or before June 30, 1998 and (2) 4.5 to 1, in respect of any such four-quarter period ending thereafter.

SECTION 10.5 Existence

Subject to Article 8, the Company and each Guarantor will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights (charter and statutory); provided, however, that no Subsidiary of the Company which is not a Guarantor and no Subsidiary of a Guarantor which is not itself a Guarantor, shall be required to preserve any such right if the preservation thereof is no longer desirable in the conduct of its business and the loss thereof would not have a Material Adverse Effect on the Company and the Guarantors, taken as a whole.

SECTION 10.6 Maintenance of Licenses

The Company and each Guarantor will, and will require each of its Subsidiaries to preserve and maintain in full force and effect all material governmental rights, privileges, qualifications, permits, licenses and franchises, including, without limitation all Multi-Point, Multi-Channel Distribution Service, cable and all other licenses, necessary or desirable in the normal conduct of its business, except where the failure to so preserve and maintain any of such would not have a Material Adverse Effect on the Company and the Guarantors, taken as a whole.

SECTION 10.7 Maintenance of Properties and Insurance

The Company and each Guarantor will and will require each of its Subsidiaries to cause all material properties used or useful in the conduct of its respective business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company, such Guarantor or any such Subsidiary, as the case may be, may be necessary; provided, however, that nothing in this Section shall prevent the Company, such Guarantor or any such Subsidiary, as the case may be, from discontinuing the operation or maintenance of any of such properties where such discontinuance would not have a Material Adverse Effect on the Company and the Guarantors, taken as a whole.

The Company and each Guarantor will, and will require each of its Subsidiaries, to maintain commercially reasonable insurance with respect to its properties and business against loss or damage of the kinds that are customarily insured against by Persons engaged in the same or similar business in the jurisdiction of its organization and in each jurisdiction in which it does business, of such types and in such amounts as customarily are carried under similar circumstances by such other Persons in each such jurisdiction.

SECTION 10.8 Provision of Financial Information

    (a)     The Company shall deliver, after the date hereof, to the Trustee and each Noteholder, as soon as available, but not later than one-hundred twenty (120) days after the end of each fiscal year of the Company, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as at the end of such year and the related consolidated statements of income, operations and shareholders’ equity and statement of changes in financial position for such year, setting forth in each case in comparative form the figures for the previous fiscal year, and accompanied by the opinion of an internationally recognized “Big-Six” independent public accounting firm (the “Independent Auditor” ), which report: (i) shall state that such consolidated financial statements present fairly the financial position for the dates and periods indicated in conformity with Brazilian GAAP applied on a basis consistent with prior years and (ii) shall not be qualified or limited because of a restricted or limited examination by the Independent Auditor of any material portion of the Company’s or any of its Subsidiaries’ records.

    (b)     The Company shall deliver, after the date hereof, to the Trustee and each Noteholder, as soon as available, but not later than sixty (60) days after the end of each of its first three fiscal quarters and one-hundred twenty (120) days after the end of its fourth fiscal quarter, a copy of the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter and the related consolidated statements of income, shareholders’ equity and statement of changes in financial position for the period: commencing on the first day and ending on the last day of such quarter, in accordance with Brazilian GAAP (subject to ordinary, good faith year-end audit adjustments), the financial position and the results of operations of the Company and its Subsidiaries; provided, that the Company shall deliver such information in relation to the third fiscal quarter of 1997 not later than November 30, 1997.

    (c)     The Company shall, in addition, furnish from time to time to the Trustee and each of the Noteholders, at the Company’s own cost, such other information as the Trustee or any Noteholder may reasonably request.

SECTION 10.9 Compliance Certificates and Notices

    (a)     The Company and each Guarantor shall deliver, after the date hereof, to the Trustee, within 60 days after the end of each of such Person’s first three fiscal quarters and within 120 days after the end of such Person’s fourth fiscal quarter and fiscal year, an Officers’ Certificate, stating that a review of the activities of the Company or such Guarantor, as the case may be, and each of its Subsidiaries during such fiscal quarter and/or fiscal year, as the case may be, has been made under the supervision of the signing Officers with a view to determining whether the Company or such Guarantor, as the case may be, has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate whether or not to the best knowledge of the signers thereof the Company or such Guarantor, as the case may be, is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture and if the Company or such Guarantor, as the case may be, is in default, specifying all such defaults and the nature and status thereof of which they may have knowledge and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes are prohibited or if such event has occurred, a description of the event and what action the Company or such Guarantor is taking or proposes to take with respect thereto.

    (b)     The Company and each Guarantor shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Company or such Guarantor, as the case may be, becomes aware of the occurrence of a Default or an Event of Default or any event which would make the representation in Section 11.1(o) then untrue or unable to be given by the Company if then asked to be given, an Officers’ Certificate setting forth the details of such Default or Event of Default or such event, as the case may be, and the action which the Company or such Guarantor, as the case may be, proposes to take with respect thereto.

SECTION 10.10 Payment of Taxes and Other Liabilities

The Company and each Guarantor will, and will cause each of its Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company, such Guarantor or such Subsidiary, as the case may be, or upon the income, profits or property of the Company, such Guarantor or such Subsidiary, as the case may be, (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company, such Guarantor or such Subsidiary, as the case may be, and (3) all other obligations and liabilities; provided, however, that the Company, such Guarantor or such Subsidiary, as the case may be, shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 10.11 Waiver of Certain Covenants

The Company or any Guarantor or any Subsidiary of any of the foregoing, as the case may be, may omit in any particular instance to comply with any covenant or condition set forth herein (other than any covenant or condition with respect to a payment of principal, premium, if any, interest or other amount), if before or after the time for such compliance the Noteholders of at least a majority in aggregate principal amount of the Outstanding Notes shall, by Act of such Noteholders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company, such Guarantor or such Subsidiary, as the case may be, and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

SECTION 10.12 Compliance with Laws

The Company and each Guarantor will, and will cause each of its Subsidiaries to, comply in all material respects with all applicable requirements of law, except where the failure to comply would not have a Material Adverse Effect on the Company and the Guarantors, taken as a whole, it and, without limiting the foregoing, shall conduct its operations, and cause all of its properties (owned or leased) to be, in compliance in all material respects with all applicable Environmental Laws, except such as where the failure to comply would not have a Material Adverse Effect on the Company and the Guarantors, taken as a whole.

SECTION 10.13 Maintenance of Books and Records

The Company and each Guarantor will, and will require each of its Subsidiaries to, maintain proper books of record and account in which full, true and correct entries in conformity with Brazilian GAAP consistently applied shall be made of all financial transactions and matters involving its assets and business and shall permit reasonable access to representatives and independent contractors of the Trustee or any representative thereof to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make at the expense of the relevant Person being visited, copies thereof or abstracts therefrom, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants and at any time during normal business hours with reasonable notice.

SECTION 10.14 Limitation on Indebtedness

Neither the Company nor any Guarantor will Incur or allow any of its Subsidiaries to incur any Indebtedness (including any Acquired Indebtedness), unless (x) the ratio of (i) Consolidated Total Senior Indebtedness outstanding as of the most recent available quarterly or annual balance sheet after giving pro forma effect to the Incurrence of such Indebtedness and any other Indebtedness Incurred since such balance sheet date and the receipt and application of the proceeds thereof, to (ii) Consolidated Adjusted EBITDA for the four full fiscal quarters next preceding the Incurrence of such Indebtedness for which consolidated financial statements are available, determined on a pro forma basis as if any such Indebtedness had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters, would be less than (1) 5.0 to 1 for any such period of four fiscal quarters ending on or before June 30, 1998 and (2) 4.5 to 1 for any such period of four fiscal quarters ending thereafter; and (y) the ratio of (i) Consolidated Adjusted EBITDA to (ii) Consolidated Adjusted Gross Interest Expense for the most recent four full fiscal quarters next preceding the Incurrence of such Indebtedness for which consolidated financial statements are available, determined on a pro forma basis as if any such Indebtedness had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters, would be at least equal to 2.0 to 1 for each such period of four fiscal quarters provided that in making such computation the interest expense on any Indebtedness to be Incurred and computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period. Notwithstanding the foregoing provisions of this Section 10.14, the Company, the Guarantors and any Subsidiaries of the Company or the Guarantors may Incur or issue (A) Indebtedness evidenced by the Notes and the Guarantees, (B) Indebtedness owed by the Company, any Guarantor or any Subsidiary to the Company, any Guarantor or any Subsidiary, (C) Subordinated Indebtedness and (D) Indebtedness incurred to renew, extend, refinance or refund the Notes or any other Consolidated Total Senior Indebtedness in circumstances where (i) the principal amount of Indebtedness is not thereby increased, (ii) the terms on which such Indebtedness is Incurred does not provide for payments of principal or liquidation value at the stated maturity of such Indebtedness or by way of a sinking fund applicable to such Indebtedness or by way of mandatory redemption, defeasance, retirement or repurchase of such Indebtedness (other than following an acceleration of such Indebtedness) or redemption at the option of the holders thereof in each case prior to the time the same are required or, as the case may be, permitted at the option of the holder of such Indebtedness by the terms of the Indebtedness being refinanced, and (iii) in the case of any such refinancing being constituted by an exchange or redemption of Preferred Stock, such Preferred Stock may only be exchanged for or redeemed with Preferred Stock.

SECTION 10.15 Limitation on Restricted and Other Payments

Neither the Company nor any Guarantor will, directly or indirectly (i) declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof (in their capacity as such)(other than dividends of a Guarantor which are paid to the Company or another Guarantor), excluding any dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock); (ii) purchase, redeem, or otherwise retire or acquire for value (a) any of the Capital Stock of the Company or any Guarantor (other than of a Guarantor which is or as a result thereof becomes a Wholly Owned Subsidiary of the Company) (b) any rights to purchase or acquire shares of Capital Stock of the Company or any Guarantor; (iii) redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, any Subordinated Indebtedness (other than Specified Subordinated Indebtedness) or make any interest or other payment in relation thereto (each of clauses (i) through (iii) being a “Restricted Payment” ) if: (1) a Default or an Event of Default shall have occurred and is continuing; or (2) upon giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, the Company could not Incur at least U.S.$1.00 of additional Indebtedness pursuant to the terms of Section 10.14; or (3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the date of this Indenture would exceed an amount equal to 75% of cumulative Consolidated Adjusted Available Cash Flow from the first day of the first full fiscal quarter following the Issue Date through the last full fiscal quarter of the Company immediately preceding the date such Restricted Payment is proposed to be made for which financial information is available and has been provided by the Company as required by Section 10.8 hereof; provided, however, the immediately preceding clause (3) shall not apply to any Subordinated Indebtedness. The foregoing provision of this Section 10.15 shall not be violated by reason of (i) the declaration of dividends payable to shareholders provided that such shareholders waive the right to receive payment therefor and the Person declaring such dividend records such waiver as a capital contribution from such shareholders or (ii) the payment of any dividend within 60 days after the declaration thereof if at the declaration date such payment would have complied with the foregoing provision of this Section 10.15; provided that at the time of such payment, no Default or Event of Default has occurred and is continuing.

SECTION 10.16 Restriction on Payments on Specified Subordinated Indebtedness

If a Default or Event of Default with respect to any payment referred to in Section 5.1(a), (b) or (c) shall have occurred and is continuing then neither the Company, the Guarantors nor any Subsidiary shall make any payment of principal on or interest or any other payment in relation to any Specified Subordinated Indebtedness.

SECTION 10.17 Limitation on Liens

Neither the Company nor any Guarantor may, nor may they permit any of their respective Subsidiaries to Incur or suffer to exist any Lien other than a Permitted Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Indebtedness without making, or causing such Subsidiary to make, effective provision for securing the Notes (x) equally and ratably with (or prior to) such Indebtedness as to such property for so long as such Indebtedness will be so secured or (y) in the event such Indebtedness is Indebtedness of the Company which is subordinate in right of payment to the Notes, prior to such Indebtedness as to such property for so long as such Indebtedness will be so secured.

SECTION 10.18 Limitation on Sale and Leaseback Transactions

The Company and each Guarantor may not, and may not permit any of their respective Subsidiaries to, enter into any Sale and Leaseback Transaction unless (i) the Company, such Guarantor or such Subsidiary of the Company or such Guarantor, as the case may be, would be entitled to Incur a Lien to secure Indebtedness by reason of the provisions of Section 10.17, equal in amount to the Attributable Value of the Sale and Leaseback Transaction without equally and ratably securing the Notes; or (ii) the Sale and Leaseback Transaction is treated as an Asset Disposition and all of the conditions of Section 10.19 (including the provisions concerning the application of Net Available Proceeds) are satisfied with respect to such Sale and Leaseback Transaction, treating all of the consideration received in such Sale and Leaseback Transaction in the same manner as consideration received in respect of an Asset Disposition for purposes of such covenant.

SECTION 10.19 Limitation on Asset Dispositions

The Company and each Guarantor may not, and may not permit any of their respective Subsidiaries to, make any Asset Disposition in one or more related transactions occurring within any 12-month period unless: (i) the Company, such Guarantor or such Subsidiary of the Company or such Guarantor, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors in good faith and evidenced by a certificate of the Board of Directors filed with the Trustee, which determination shall be conclusive; (ii) at least 75% of the consideration for such disposition consists of cash or Cash Equivalents or the assumption of Indebtedness of the Company (other than Subordinated Indebtedness), such Guarantor or such Subsidiary of the Company or such Guarantor, as the case may be, and release from all liability on the Indebtedness assumed; and (iii) all Net Available Proceeds, less any amounts invested within 180 days of such disposition in new Subscriber TV Assets, are applied within 180 days of such disposition, (1) first, to make an Offer to Purchase outstanding Notes at 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase and, to the extent required by the terms thereof, any other Indebtedness of the Company that is pari passu with the Notes at a price no greater than 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase and (2) second, to the extent of any remaining Net Available Proceeds following the completion of the Offer to Purchase, to the repayment of other Indebtedness of the Company or Indebtedness of a Guarantor or a Subsidiary of a Guarantor, as the case may be, to the extent permitted under the terms thereof. To the extent any Net Available Proceeds remain after such uses, the Company, the Guarantors and their respective Subsidiaries may use such amounts for any purposes not prohibited by this Indenture. Notwithstanding the foregoing, clauses (i), (ii) and (iii) of this Section 10.19 shall not apply to (A) any Asset Disposition in one or more related transactions occurring within any 12-month period where the proceeds of such Asset Disposition is not greater than $20,000,000, and (B) the consideration payable in respect of such Asset Disposition is payable by way of an exchange of assets and such Asset Disposition does not constitute a breach of Section 10.22; and clauses (i), (ii) and (iii) of this Section 10.19 shall not apply to any Asset Disposition which constitutes a transfer, conveyance, sale, lease or other disposition of all or substantially all of the Company’s properties or assets pursuant to Section 8.1.

SECTION 10.20 Limitation on Issuances and Sales of Capital Stock of Subsidiaries

The Company and each Guarantor may not, and may not permit any of their respective Subsidiaries to, issue, transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of any Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company except in a transaction consisting of a sale of Capital Stock of such Subsidiary that complies with the provisions of Section 10.19.

SECTION 10.21 Limitation on Transactions with Affiliates

The Company and each of the Guarantors may not, and may not permit any of their respective Subsidiaries to, enter into any transaction (or series of related transactions) with an Affiliate of the Company (other than the Company, a Guarantor or a Wholly Owned Subsidiary of the Company or a Guarantor) (including any Investment, but excluding (A) transactions pursuant to employee compensation arrangements approved by the Board of Directors of the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, and (B) series of related transactions with RBS Treasury where such transactions are for the account of the Company, and/or one or more Guarantors and/or one or more Wholly Owned Subsidiaries of the Company or one or more Guarantors, and which, when taken together, have no net effect on the consolidated assets and liabilities (and the maturity thereof) and fixed charges payable in respect thereof of the Company on a consolidated basis, either directly or indirectly, unless such transaction is on terms no less favorable to the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, than an arms-length transaction with an unrelated third party would be. For any transaction (or series of related transactions) with an Affiliate that involves in excess of U.S.$20 million but less than or equal to U.S.$30 million, the Chief Executive Officer of the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a certificate filed with the Trustee. For any transaction (or series of related transactions) with an Affiliate that involves in excess of U.S.$30 million, the Company shall cause a certificate of the Disinterested Board of Directors Members of the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, to be delivered to the Trustee. For any recurring transaction with an Affiliate the Company shall cause the Chief Executive Officer or the Board of Directors of the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, to file an annual certificate with the Trustee confirming that during the previous year the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, has not, and has not permitted any Subsidiary to have, entered into any transaction (or series of transactions) involving in excess of U.S.$20 million or U.S.$30 million, respectively, except where the transaction was in the best interests of the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, and was on terms no less favorable to the Company, such Guarantor or such Subsidiary of any of the foregoing, as the case may be, as those that could have been obtained in a comparable arm’s length transaction with an entity that was not an Affiliate. This covenant shall not apply to Investments by an Affiliate of the Company in the Capital Stock (other than Disqualified Stock) of the Company, any Guarantor or any Subsidiary of the Company or any Guarantor or to recurring transactions under arrangements existing at the date of this Indenture which are conducted in the ordinary course of business between the Company, a Guarantor or a Wholly Owned Subsidiary and an Affiliate of any thereof.

SECTION 10.22 Limitation on Lines of Business

The Company and each Guarantor shall, and shall cause each of its respective Subsidiaries to, directly or indirectly engage primarily in the Subscriber Television Business.

SECTION 10.23 Limitation on Change of Control

    (i)     Upon the occurrence of a Change of Control (the date of such occurrence being the “Change of Control Date” ), the Company or, at the Company’s request, the Trustee in the Company’s name and at the Company’s expense, will notify the Noteholders with, if mailed by the Company, a copy to the Trustee, in writing of such occurrence and will make an Offer to Purchase (the “Change of Control Offer” ), on a Business Day (the “Change of Control Payment Date” ) not later than 60 Business Days following the Change of Control Date, all Notes then outstanding at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the Change of Control Payment Date (such purchase price being hereinafter referred to as the “Change of Control Purchase Price” ) in accordance with the procedures set forth in this Section 10.23 and the definition of “Offer to Purchase” herein. All Notes properly tendered pursuant to such Change of Control Offer and not withdrawn pursuant thereto will be purchased on the Change of Control Payment Date. The Change of Control Offer shall remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

    (ii)     Within 30 days of the occurrence of a Change of Control, the Company also shall cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States. Notice of a Change of Control Offer will be mailed by the Company to the Trustee and the Noteholders not less than 30 calendar days nor more than 60 calendar days before the Change of Control Payment Date. Such notice shall be sent by first-class mail, postage prepaid, to the Trustee and to each Noteholder, at the address appearing in the register maintained by the Registrar of the Notes, and shall state:

    (A)     that the Change of Control Offer is being made pursuant to this Section 10.23, the length of time the Change of Control Offer will remain open and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

    (B)     the Change of Control Purchase Price and the Change of Control Payment Date;

    (C)     that any Note not tendered or improperly tendered will continue to accrue interest;

    (D)     that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

    (E)     that Noteholders electing to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Noteholder to Elect Purchase” on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date in order to collect the purchase price;

    (F)     that Noteholders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Noteholder, the principal amount of the Notes delivered for purchase (including, if any, the CUSIP or ISIN number, as applicable, and the certificate number of such Notes), and a statement that such Noteholder is withdrawing his election to have such Notes purchased;

    (G)     that Noteholders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof;

    (H)     any other procedures that a Noteholder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance; and

    (I)     the name and address of the Paying Agent.

On the Change of Control Payment Date, the Company shall, to the extent lawful, (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent U.S. legal tender sufficient to pay the Change of Control Purchase Price of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Paying Agent an Officers’ Certificate stating that such Notes or portions thereof were accepted for purchase by the Company in accordance with the terms of this Indenture. The Paying Agent shall promptly (but in any case not later than 5 days after the Change of Control Payment Date) mail or deliver to each Noteholder of Notes so accepted payment in an amount equal to the Change of Control Purchase Price for such Notes, and the Company shall promptly execute and issue, and the Trustee shall promptly authenticate and make available for delivery to such Noteholder, new Notes equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each such new Note shall be issued in an original principal amount in denominations of $1,000 and integral multiples thereof. Any Note not so accepted shall be promptly mailed or delivered by the Company to the Noteholder thereof.

The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including, but not limited to, Rule 14e-1 thereunder, and any other applicable laws, rules and regulations, in connection with any Change of Control Offer. To the extent that the provisions of any United States federal or state securities laws and regulations conflict with this Section 10.23, the Company will comply with such applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 10.23 by virtue thereof.

SECTION 10.24 Payments for Consent Prohibited

Neither the Company nor any Guarantor nor any Subsidiary of the Company or any Guarantor shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Noteholder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Noteholders which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

SECTION 10.25 Use of Proceeds

The proceeds from the sale of the Notes will be used by the Company for certain Capital Expenditures and for on-lending to the Guarantors for use by the Guarantors in connection with the continued expansion plans of their respective cable and Multi-Point, Multi-Channel Distribution Service television networks. The Company may also use the proceeds of the sale of the Notes to discharge (i) Indebtedness owed by it to RBS Participações S.A. and Affiliates thereof, and (ii) to refinance its or, by on-lending such proceeds to a Guarantor, any Guarantor’s Indebtedness with a remaining maturity at the time of such refinancing of less than 365 days. Pending such uses, the Company may invest the proceeds from the sale of the Notes in domestic or foreign currency denominated money market instruments or other short-term investments.

SECTION 10.26 Additional Subsidiaries as Guarantors

The Company shall cause each Significant Subsidiary of the Company, immediately upon, and in any event within thirty (30) days after, such Subsidiary first becoming a Significant Subsidiary of the Company, to execute a supplemental indenture hereto pursuant to which such Subsidiary shall enter into a guarantee of the Notes, jointly and severally with all then existing Guarantors, on terms identical to those set forth in Article 14 hereof. In addition to the foregoing, the Company shall cause any or all Subsidiaries of the Company, as nominated by the Company, to execute a supplemental indenture hereto pursuant to which each such Subsidiary shall enter into a guarantee of the Notes, jointly and severally with all then existing Guarantors, on terms identical to those set forth in Article 14 hereof so as to ensure that, at no time shall greater than 15% of either the total assets of the Company and all of its Subsidiaries, taken as a whole, be owned by, or more than 15% of the Consolidated Net Income be generated by, Subsidiaries of the Company which are not Guarantors.

SECTION 10.27 Consularization and Registration

    (i)     As soon as possible after the date of this Indenture and in any event within twenty (20) days of the date hereof, the Company will procure the notarization by a Notary Public and the consularization of this Indenture and each other Transaction Document then executed by a Brazilian Consulate; (ii) within fifteen (15) days of the date of the Purchase Agreement, the Company will apply for the registration of the Notes purchased thereunder with the Central Bank under Law No. 4131/62, as amended, of Brazil on terms permitting compliance by the parties thereto with their respective obligations thereunder and provide each Purchaser with a certified copy of the Certificate of Registration (the “Certificate of Registration” ) issued by the Central Bank promptly after the receipt thereof and in any event within six (6) months of the date of the Purchase Agreement; and (iii) the Company will obtain and maintain in effect from time to time all such consents as may be required under any Requirement of Law to permit or enable it to perform and comply with its obligations under this Indenture and each other Transaction Document, to ensure that those obligations are valid, legally binding and enforceable and to make such documents admissible in evidence against it and each Guarantor in the courts of Brazil and New York and it will provide each Purchaser with copies of any such consents.

SECTION 10.28 Notice of Dissolution, etc. of any Member of the Net Sul Group

The Company shall give prompt notice to the Trustee of any dissolution, winding-up, liquidation, reorganization, arrangement, adjustment, composition or readjustment of any member of the Net Sul Group, or its respective securities or debt.

ARTICLE 11

REPRESENTATIONS AND WARRANTIES

SECTION 11.1 Representations and Warranties of the Company and the Guarantors

The Company represents and warrants with respect to the Company and each of the Guarantors, and each Guarantor represents and warrants with respect to itself that:

    (a)     (i) Neither the Preliminary Offering Circular as of the date thereof nor the Offering Circular nor any amendment or supplement thereto as of the date thereof and at all times subsequent thereto up to the Issue Date included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) there are no other facts in relation to the Company, the Guarantors, the Purchase Agreement or this Indenture, the omission of which would, in the context of the issue of the Notes, make any statement in the Offering Circular materially misleading, untrue or inaccurate, (iii) all reasonable inquiries have been made to ascertain such facts and to verify the accuracy of all such information and statements and (iv) any opinions and intentions expressed in the Offering Circular with respect to the Company are honestly held and are based on reasonable assumptions; provided that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with written information furnished to the Company by the Purchasers relating to the Purchasers expressly for use in the Preliminary Offering Circular or the Offering Circular or any amendment or supplement thereto.

    (b)     The Company and each Guarantor has been duly incorporated and is validly existing as a corporation under the laws of Brazil with corporate authority and power to own, lease and operate its properties and to conduct its business as described or contemplated in the Offering Circular and is duly qualified as a foreign corporation to transact business in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property and assets or the conduct of business or otherwise, except where the failure to so qualify would not have, with respect to the Company and the Guarantors taken as a whole, a Material Adverse Effect.

    (c)     All of the issued and outstanding shares of capital stock of the Company and each Guarantor have been duly authorized and validly issued and are fully paid and nonassessable; and the issuance of the Notes and the consummation of the transactions contemplated by the Purchase Agreement and this Indenture do not give any person the right to require registration of any securities of the Company.

    (d)     Neither the Company nor any Guarantor is (A) in violation of its Organization Documents, (B) in breach of or default (or, with notice or lapse of time or both, would be in default) in the performance or observance of any obligation, agreement, covenant or condition contained in any Contract, or (C) in violation of any Requirement of Law other than, in the case of clauses (B) and (C), such defaults or violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Company and the Guarantors taken as a whole.

    (e)     The issuance, sale and delivery of the Notes, the execution, delivery and performance of the Purchase Agreement and this Indenture, the consummation by the Company and the Guarantors of the transactions contemplated hereby and thereby and the compliance by the Company and the Guarantors with the terms of the foregoing do not and will not conflict with or constitute or result in a breach or violation by the Company or any Guarantor of (A) any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) by the Company or any Guarantor or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge, security interest or other encumbrance upon any property or assets of the Company or any Guarantor under, any Contract, (B) the applicable Organization Documents of the Company or any Guarantor, as the case may be, or (C) any Requirement of Law other than in the case of clauses (A) and (C), such breaches or violations which, individually or in the aggregate, would not have or result in a Material Adverse Effect on the Company and the Guarantors taken as a whole.

    (f)     No event with respect to the Company or any Guarantor has occurred and is continuing which, upon issuance of the Notes, would (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement) constitute a Default or an Event of Default.

    (g)     The Company and each Guarantor has all requisite corporate power and authority to execute, deliver and perform its obligations under the Purchase Agreement and to consummate the transactions contemplated hereby. The Purchase Agreement has been duly and validly authorized, executed and delivered by the Company and each Guarantor (assuming the due execution and delivery thereof by the Purchasers) and constitutes the legal, valid and binding obligation of the Company and each Guarantor, enforceable against the Company and each Guarantor in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) (the “Enforceability Exceptions” ) and as to rights of indemnification or contribution thereunder may be limited by principles of public policy or federal or state securities laws relating thereto.

    (h)     The Company and each Guarantor has all requisite corporate power and authority to execute, deliver and perform its obligations under this Indenture. This Indenture has been duly and validly authorized by the Company and each Guarantor and, when duly executed and delivered by the Company and each Guarantor (assuming the due execution and delivery thereof by the Trustee), will constitute the legal, valid and binding obligation of the Company and each Guarantor, enforceable against the Company and each Guarantor in accordance with its terms, except for the Enforceability Exceptions; and this Indenture conforms in all material respects to the description thereof included in the Offering

Circular.

    (i)     The Company has all requisite corporate power and authority to execute, deliver and perform each of its obligations under the Notes. The Notes, when issued, will be in the form contemplated by this Indenture. The Notes have been duly and validly authorized by the Company and, when duly executed by the Company and authenticated by the Trustee in accordance with the provisions of this Indenture and when delivered and paid for in the manner provided for herein, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except for the Enforceability Exceptions. The Notes conform in all material respects to the description thereof included in the Offering Circular.

    (j)     No consent, approval, authorization, exemption, order or decree of any court or governmental or regulatory agency or body of the United States of America or Brazil (other than, if applicable, the securities or blue sky laws of the various states of the United States of America) is required to be obtained by the Company or any Guarantor for the execution, delivery and performance by the Company or such Guarantor, as the case may be, of the Purchase Agreement or this Indenture, the valid authorization, issuance, sale and delivery of the Notes or the distribution of the Offering ircular in accordance with the provisions of the Purchase Agreement, or is required to permit the Company to effect payments of principal of and premium and interest on the Notes in United States Dollars, except for (a) such consents, approvals, authorizations, orders or decrees as have heretofore been obtained or made and which continue to be in full force and effect, including, without limitation, the prior approval from the Central Bank of the financial terms of the Notes to close the foreign exchange transaction for the remittance of the proceeds of the Notes into Brazil and to make certain payments of fees related to the issuance of the Notes and the execution and delivery of the Purchase Agreement and this Indenture, and (b) a Certificate of Registration from the Central Bank for the Notes, which will enable the Company or the Guarantors, as the case may be, to make remittances from Brazil of the principal of, and interest on, the Notes, and the fees, expenses and commissions referred to in this Indenture, the Purchase Agreement or the Notes that will not be paid on the date of the entrance of the proceeds thereof into Brazil, which the Company will request within 30 days after the entrance of the proceeds of the Notes into Brazil, and (c) any further authorization from the Central Bank which will enable the Company or the Guarantors, as the case may be, to make remittances from Brazil to make payments contemplated in this Indenture, the Purchase Agreement or the Notes not specifically covered by the Certificate of Registration or to make payments specifically covered by the Certificate of Registration earlier than their respective due dates; provided, however, that the Company may be obligated to file certain notifications with the tax authorities of Brazil.

    (k)     Since the date of the most recent financial statements appearing in the Offering Circular, except as described therein, (i) neither the Company nor any Guarantor has incurred any liabilities or obligations, direct or contingent, or entered into or agreed to enter into any transactions or contracts (written or oral) not in the ordinary course of business, other than liabilities, obligations, transactions or contracts which would not, individually or in the aggregate, result in a Material Adverse Effect on the Company and the Guarantors taken as a whole, (ii) neither the Company nor any Guarantor has purchased any of its outstanding Capital Stock, or declared, paid or otherwise made any dividend or distribution of any kind on its Capital Stock and (iii) there shall not have been any change in the Capital Stock or material long-term indebtedness of the Company or any Guarantor.

    (l)     The Company has the authorized, issued and outstanding capitalization as set forth in the Offering Circular under the heading “Capitalization”.

    (m)     The Company and each Guarantor has good and valid title to all property (real and personal, movable or immovable) described in the Offering Circular as being owned by it, free and clear of all liens, claims, security interests or other encumbrances, except for such liens, claims, security interests or other encumbrances as are described in the Offering Circular or which, individually and in the aggregate would not have or result in a Material Adverse Effect on the Company and the Guarantors taken as a whole, and all of the property described in the Offering Circular as being held under lease by any of them is held under valid, subsisting and enforceable leases. All leases, contracts and agreements to which the Company or any Guarantor is a party or by which the Company or such Guarantor is bound are valid and enforceable against the Company, and are valid and enforceable against the other party or parties thereto and are in full force and effect with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Guarantors taken as a whole. The Company and each Guarantor owns or possesses adequate licenses or other rights to use all patents, trademarks, service marks, trade names, copyrights and know-how necessary to conduct its business now or proposed to be operated by it as described in the Offering Circular, and neither the Company nor any Guarantor has received any notice of infringement of or conflict with (or knows of any such infringement of or conflict with) asserted rights of others with respect to any patents, trademarks, service marks, trade names, copyrights or know-how which, if such assertion of infringement or conflict were sustained, would not have a Material Adverse Effect on the Company and the Guarantors taken as a whole.

    (n)     Except as described in the Offering Circular, (A) the Company and each Guarantor owns, possesses or has obtained all Permits as are required to own its properties and to conduct its business in the manner described or contemplated in the Offering Circular; and, except as described in the Offering Circular, the Company and each Guarantor has fulfilled and performed in all material respects all of its obligations with respect to such Permits and no event has occurred, or as a result of the consummation of the transactions contemplated hereby or in the Offering Circular would occur, which allows, or after notice or lapse of time or both would allow, revocation or termination thereof or results or would result in any other material impairment of the rights of the holder of any such Permit; and (B) except as described in the Offering Circular, none of such Permits contains any material limitation on the ability of the Company or such Guarantor to own its properties or to conduct its business in the manner described in the Offering Circular and except as in the case of (A) and (B) would not, individually or in the aggregate, have aMaterial Adverse Effect on the Company and the Guarantors taken as a whole; and neither the Company nor any Guarantor, as the case may be, has any knowledge of a threatened revocation or modification relating to any such Permit.

    (o)     There is no legal action, suit, proceeding inquiry or investigation (domestic or foreign) before or by any court or governmental or regulatory body or agency or arbitrator now pending or, to the best knowledge of the Company or any Guarantor, as the case may be, threatened against or affecting the Company or such Guarantor or any of its properties which, if determined adversely to the Company or such Guarantor, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and the Guarantors taken as a whole.

    (p)     Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Guarantors taken as a whole (A) the Company and each Guarantor is in compliance with and not subject to liability under applicable Environmental Laws, (B) the Company has made all filings and provided all notices required under any applicable Environmental Law, and has and is in compliance with all Permits required under any applicable Environmental Laws and each of them is in full force and effect, (C) there is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter or request for information pending or, to the knowledge of the Company, threatened against the Company under any Environmental Law, and (D) no lien, charge, encumbrance or restriction has been recorded under any Environmental Law with respect to any assets, facility or property owned, operated, leased or controlled by the Company or any Guarantor.

    (q)     The Company and each Guarantor has in full force and effect commercially reasonable insurance with respect to its properties and business against loss or damage of the kinds that are customarily insured against by Persons engaged in the same or similar business in the jurisdiction of its organization and in each jurisdiction in which it does business, of such types and in such amounts as customarily are carried under similar circumstances by such other Persons in each such jurisdiction.

    (r)     The Company and each Guarantor has filed or caused to be filed all necessary tax returns (income, franchise, VAT or otherwise) under all applicable jurisdictions, except where the failure to so file such returns would not have a Material Adverse Effect on the Company and the Guarantors taken as a whole, and has discharged all taxes shown as due and payable thereon; and, other than tax deficiencies which are being contested in good faith and for which the Company or such Guarantor, as the case may be, reasonably believes that adequate reserves have been provided, there is no tax deficiency that has been asserted against the Company or such Guarantor, as the case may be, that could reasonably be expected to have a Material Adverse Effect on the Company and the Guarantors taken as a whole. There are no disputes pending or, to the best knowledge of the Company or any Guarantor, threatened, between the Company or such Guarantor on the one hand and any governmental taxing authority on the other hand other than any such disputes which individually or in the aggregate would not have a Material Adverse Effect on the Company and the Guarantors taken as a whole.

    (s)     The special-purpose combined financial statements of Rede Net Sul and audited financial statements of HTV Comunicações Ltda. and HTV Comunicações Ltda. and Operating Subsidiaries included in the Offering Circular, together, and together with the related notes thereto, present fairly the financial position, results of operations and cash flows of the Company and the Guarantors on a pro forma basis, at the dates and for the periods to which they relate, and have been prepared, and the consolidated financial statements of the Company and the Guarantors to be prepared in the future will be prepared, in accordance with Brazilian GAAP applied on a consistent basis, and in accordance with Correção Monetária , or the “Integral Restatement Method” of accounting for the effects of Brazilian inflation, and in the case of unaudited financial statements subject to year end adjustment. The summary and selected financial and statistical data in the Offering Circular present fairly in all material respects the information shown therein and have been prepared and compiled on a basis consistent with the audited financial statements included therein, except as otherwise stated therein. Price Waterhouse Auditores Independentes, which has examined certain of such financial statements as set forth in its reports included in the Offering Circular, is an independent public accounting firm with respect to the Company and the Guarantors within the meaning of the Securities Act and the rules and regulations thereunder.

    (t)     The Company and each of the Guarantors maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Brazilian GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

    (u)     The Company does not intend to, and will not, use all or any portion of the proceeds of the Notes to purchase or carry any securities, including, without limitation, Margin Stock. None of the proceeds of the Notes will be used, directly or indirectly, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any Margin Stock or other security or for any other purpose which might cause any of the notes to be considered a “purpose credit” within the meaning of Regulation G, T, U or X of the Board of Governors of the Federal Reserve System, as amended. Neither the Company nor any Guarantor has taken or will take any action that might cause the Purchase Agreement or the sale of the Notes to or by the Purchasers to violate Regulation G, T, U or X of the Board of Governors of the Federal Reserve System, as amended.

    (v)     Neither the Company nor any Guarantor is now, or will be, after sale of the Notes to be sold by the Company hereunder and application of the net proceeds from such sale as described in the Offering Circular under the heading “Use of Proceeds” and consummation of each of the transactions contemplated by the Offering Circular an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

    (w)     Neither the Company nor any of its affiliates (as defined in Rule 501(b) under the Securities Act) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which is or will be integrated with the sale of the Notes in a manner that would require the registration of any of the Notes under the Securities Act.

    (x)     When the Notes are issued and delivered pursuant to the Purchase Agreement and this Indenture, none of the Notes will be of the same class (within the meaning of Rule 144A) as securities of the Company which are listed on a national securities exchange registered under Section 6 of the Exchange Act, or quoted in a U.S. automated inter-dealer quotation system.

    (y)     Neither the Company nor any person (other than the Purchasers, as to which the Company makes no representation) acting on its behalf has engaged, in connection with the offering of the Notes, (A) in any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act, (B) in any directed selling efforts within the meaning of Rule 903 under the Securities Act and the Commission’s written releases related thereto, (C) in a public offering of the Notes within the meaning of Section 4(2) under the Securities Act or (D) in any action which would require the registration of the offering or sale of the Notes pursuant to the Purchase Agreement.

    (z)     The Company has not taken and will not take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Notes.

    (aa)     The statistical and market-related data included in the Offering Circular are based on or derived from sources which the Company and each Guarantor believes to be reliable and accurate or represents the Company’s good faith estimates that are made on the basis of data derived from such sources.

    (bb)     Neither the Company nor any Guarantor nor any of their respective employees has made any payment of funds prohibited by applicable law, and no funds of the Company have been set aside to be used for any payment prohibited by applicable law.

    (cc)     Neither the Company nor any Guarantor nor any of their respective properties or assets has any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise).

    (dd)     The Notes, at the Issue Date rank, and at all time thereafter will rank, at least equally and ratably in all respects with all of the company’s unsubordinated Indebtedness and liabilities except for Indebtedness secured by Permitted Liens.

    (ee)     As of the Issue Date, the Company and the Guarantors, taken as a whole, are not subject to Liens (other than purchase money Liens) securing more than $10,000,000 principal amount outstanding of Indebtedness.

ARTICLE 12

TAXES AND INCREASED COSTS

SECTION 12.1 Payment of Additional Noteholder Costs

    (a)     The Company shall reimburse each Noteholder, within 30 days after notification by the Trustee to the Company, in Dollars for all material costs incurred and reductions in amounts received or receivable (as determined by such Noteholder) that result from or are based on such Noteholder’s beneficial ownership of such Note or the performance of its obligations thereunder, if that cost or reduction occurs by reason of the adoption of, or any change in, on or after the date hereof any Requirement of Law or any change therein or in the interpretation thereof by any competent Governmental Authority or by reason of compliance by such Noteholder with any direction, requirement or request (whether or not having the force of law) of any Governmental Authority. The amount reimbursable to each Noteholder hereunder shall include, without limitation, any such cost or reduction that results from (A) the imposition of or increase in any reserve, special deposit or similar requirement against assets of, liabilities of, deposits with or for the account of, or loans by, such Noteholder, or (B) the imposition of or increase in any tax, duty or other charge on a Noteholder (or its Applicable Purchasing Office) which is neither (x) a Covered Tax or Other Applicable Tax (without prejudice to the rights of Noteholders under Section 12.2) nor (y) a tax measured by the net income of such Noteholder or of such Applicable Purchasing Office and imposed as a result of a connection between such Noteholder or its Applicable Purchasing Office and the jurisdiction of the government or taxing authority imposing such tax other than a connection arising solely from such Noteholder having entered into or enforced its rights under such Note.

    (b)     Each Noteholder shall notify the Trustee and the Company of any event entitling such Noteholder to compensation under paragraph (a) of this Section 12.1 as promptly as practicable, provided that each Noteholder claiming compensation under this Section will designate a different Applicable Purchasing Office as permitted by the terms of such Notes if such designation will avoid the need for, or reduce the amount of, such costs and will not, in the reasonable judgment of such Noteholder, be disadvantageous to such Noteholder, except that a Noteholder shall have no obligation to designate an Applicable Purchasing Office located in the United States of America. If such Noteholder does not affect such a designation within 10 Business Days after providing notice of a demand for compensation, or if such designation would not eliminate the need for compensation under Section 12.1(a), then, provided that no Event of Default, or event which with notice or lapse of time or both would become an Event of Default, has occurred and is continuing or would result from such redemption, the Company may, upon at least 10 Business Days’ notice to the Trustee and such Noteholder, redeem such Notes at a redemption price of 100% of the principal amount thereof, plus accrued interest, and any other amounts due and payable on the date of such redemption. Each Noteholder will furnish to the Company a certificate setting forth the basis and amount of each request by such Noteholder for compensation under paragraph (i) of this Section 12.1, which certificate shall provide reasonable detail as to the manner in which such amounts were calculated. Determinations and allocations by any Noteholder set forth in such certificate of the effect of any change pursuant to paragraph (i) of this Section 12.1 on its costs of maintaining its Notes or on amounts receivable by it in respect of its Notes, and of the amounts required to compensate such Noteholder under Section 12.4, shall be conclusive and binding for all purposes, absent manifest error, provided that such determination and allocation are made on a reasonable basis.

    (c)     If any Noteholder determines that compliance with any law or regulation or any guideline or request from any central bank or other Governmental Authority (whether or not having the force of law) imposed or amended after the date hereof increases the amount of capital required or expected to be maintained by such Noteholder or any corporation controlling such Noteholder based upon the holding of its Notes, then, upon demand by such Noteholder (with a copy of such demand to the Trustee), the Company shall immediately pay to the Trustee for the account of such Noteholder, from time to time as specified by such Noteholder, additional amounts sufficient to compensate such Noteholder or such corporation in the light of such circumstances, to the extent that such Noteholder reasonably determines such increase in capital to be allocable to the holding of its Notes, provided that each Noteholder claiming compensation under this Section will designate a different Applicable Purchasing Office as permitted by the terms of such Notes if such designation will avoid the need for, or reduce the amount of, such additional amounts and will not, in the reasonable judgment of such Noteholder, be disadvantageous to such Noteholder, except that a Noteholder shall have no obligation to designate an Applicable Purchasing Office located in the United States of America. If such Noteholder does not affect such a designation within 10 Business Days after providing notice of a demand for compensation, or if such designation would not eliminate the need for compensation under this Section 12.1(c), then, provided that no Event of Default, or event which with notice or lapse of time or both would become an Event of Default, has occurred and is continuing or would result from such redemption, the Company may, upon at least 10 Business Days’ notice to the Trustee and such Noteholder, redeem such Notes at a redemption price of 100% of the principal amount thereof, plus accrued interest, and any other amounts due and payable on the date of such redemption. A certificate as to such amounts submitted to the Company and the Trustee by such Noteholder shall be conclusive and binding for all purposes, absent manifest error of order, provided that such determination is made on a reasonable basis.

SECTION 12.2 Payment of Covered Taxes

    (a)     Any and all payments to a Noteholder of principal and interest in respect of the Notes will be made free and clear of, and without withholding or deduction for, any and all present and future income taxes, and taxes measured by income, and all other similar taxes and levies, imposts, deductions, charges, duties, assessments or withholdings whatsoever, and all interest, penalties or similar amounts with respect thereto, now or hereafter imposed, assessed, levied or collected by any authority of or in Brazil or in any jurisdiction through which payment on the Notes is being made, or any political subdivision or taxing authority thereof or therein, or any organization or federation of which Brazil or any such other jurisdiction may be a member, on or in respect of the Notes or the recording, registration, notarization or other formalization of any thereof (excluding, however, income, franchise or real property taxes imposed on the Trustee or a Noteholder by any jurisdiction or any political subdivision thereof as a result of the Trustee or such Noteholder being organized under the laws of such jurisdiction or by virtue of such Noteholder’s Applicable Purchasing Office being located in such jurisdiction) ( “Covered Taxes” ), unless such withholding or deduction is a Requirement of Law. In that event, the Company or the Guarantors, as the case may be, shall pay such additional amounts (the “Additional Amounts” ) as will result in the receipt by the oteholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such Additional Amounts shall be payable in respect of any Note where (in the case of a payment of principal, premium, if any, or interest on the Maturity Date or date of earlier redemption) the relevant Note is surrendered for payment more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such Additional Amounts if it had surrendered the relevant Note on the last day of such period of 30 days. Additional Amounts will not be paid with respect to any payment of principal or interest on a Note to any Noteholder that is a fiduciary (other than DTC, Euroclear, Cedel, any other common depository or clearing system or any nominee of any of the foregoing) or partnership or other than the sole beneficial owner of any such payment to the extent that a beneficiary or settlor with respect to such fiduciary, a partner of such partnership or the beneficial owner, respectively, would not have been entitled to such Additional Amounts had such beneficiary or settlor, partner or beneficial owner, respectively, been the Noteholder. “Relevant Date” means whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in New York by the Registrar on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Noteholders.

    (b)     The Company shall indemnify the Trustee and each Noteholder against, and reimburse the Trustee and each Noteholder on demand for, any Covered Taxes and any loss, liability, claim or expense, including interest, penalties and reasonable legal fees and expenses, that the Trustee or such Noteholder may incur at any time arising out of or in connection with any failure of the Company to make any payment of Covered Taxes when due. This Section 12.2(b) shall survive the term of this Indenture and the earlier removal or resignation of the Trustee.

    (c)     The Company shall furnish to the Trustee, upon the request of any Noteholder (through the Trustee), together with sufficient certified copies for distribution to each Noteholder requesting the same (identifying the Noteholders that have so requested), original official tax receipts in respect of each payment of Covered Taxes required under this Section 12.2, within 30 days after the date such payment is made, and the Company shall promptly furnish to the Trustee at its request or at the request of any Noteholder (through the Trustee) any other information, documents and receipts that the Trustee or such Noteholder may reasonably require to establish to its satisfaction that full and timely payment has been made of all Covered Taxes required to be paid under this Section 12.2.

    (d)     The Company will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the Notes or any other document or instrument referred to therein, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside of Brazil, except those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes (“Other Applicable Taxes”).

    (e)     Upon the reasonable request of the Company, each Noteholder that may legally do so agrees to complete in good faith, execute and deliver to the Company such forms, certificates, documents, applications, declarations or returns as are necessary to establish the extent to which any payments to such Noteholder are exempt from, or are entitled to a reduction of, withholding or deduction of any Brazilian Tax. The Company shall not be obligated to pay amounts to a Noteholder pursuant to this Section 12.2(e) in respect of Covered Taxes or Other Applicable Taxes to the extent that such Covered Taxes or Other Applicable Taxes would not have arisen but for the failure by such Noteholder to use all reasonable efforts lawfully to complete, execute and deliver to the Company such forms in a reasonably timely fashion.

    (f)     At least 10 Business Days prior to the first date of payment of principal of or interest on the Notes if at such time any payment of principal of or any interest on the Notes shall be subject to deduction or withholding for or on account of any Covered Taxes, and at least 10 such Business Days prior to each date, if any, of payment of principal or interest thereafter if there has been any change with respect to such matters, the Company will furnish the Trustee and each Paying Agent with a certificate of an Officer of the Company instructing the Trustee and each such Paying Agent whether such payment of principal of or any interest on such Notes shall be made after deduction or withholding for or on account of any Covered Taxes. If any such deduction or withholding shall be required, then such certificate shall specify the rate of withholding and the amount, if any, required to be withheld on such payment to holders of such Notes and shall certify that any such amount withheld will be paid by the Company to the appropriate governmental authority, with interest or penalty as may be required, and the Company shall pay or cause to be paid to such Paying Agent Additional Amounts, if any, required to be paid pursuant to this Section 12.2. In the absence of any such certificate the Trustee and each Paying Agent may assume that no such deduction or withholding shall be required. The Company agrees to indemnify the Trustee and each Paying Agent for, and to hold each harmless against, any loss, liability or expense incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by them in reliance on any certificate furnished pursuant to this Section 12.2(f) or not furnished. This sentence and the immediately preceding sentence shall survive the term of this Indenture, and the earlier removal or resignation of the Trustee. Any certificate required by this Section 12.2(f) to be provided to the Trustee and each Paying Agent shall be deemed to be duly provided if telecopied to, and received by, the Trustee.

    (g)     If the Company, any Guarantor or any Subsidiary of any of the foregoing becomes subject at any time to any taxing jurisdiction other than Brazil references herein to Brazil shall be construed to include such other jurisdiction.

ARTICLE 13

REDEMPTION OF NOTES

SECTION 13.1 Redemption For Tax Reasons

The Notes shall be redeemable at the option of the Company, in whole but not in part, upon giving not less than 30 nor more than 60 days’ notice to the Noteholders (which notice will be irrevocable), at 100% of the principal amount thereof, plus accrued interest and any Additional Amounts payable with respect thereto, if (i) the Company has or will become obligated to pay Additional Amounts with respect to such Notes in excess of the Additional Amounts that the Company would pay if payments in respect of the Notes were subject to deduction or withholding at a rate of 15% (determined without regard to any interest, fees, penalties or other additions to tax) as a result of any change in, or amendment to, the laws or regulations of Brazil or any political subdivision or governmental authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment occurs after the date of this Indenture and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it. Following such redemption, the Notes will be cancelled. No such notice of redemption will be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts if a payment in respect of such Notes were then due. Any such notice, once given, will be irrevocable and the delivery thereof will bind the Company to the redemption therein specified.

Prior to the publication or mailing of any notice of redemption pursuant to the preceding paragraph, the Company will deliver to the Trustee an Officers’ Certificate to the effect that the Company’s obligation to pay Additional Amounts cannot be avoided by the Company taking reasonable measures available to it. The Company will also deliver an Opinion of Counsel delivered by counsel of recognized standing that the Company is or would be obligated to pay Additional Amounts due to the changes in tax laws or regulations. The Trustee will accept such certificate and opinion as sufficient evidence of the satisfaction of the conditions precedent set forth in clauses (i) and (ii) of the foregoing paragraph, in which event it will be conclusive and binding on the Noteholders.

SECTION 13.2 Early Redemption at Noteholder’s Option

Each holder of Notes will be entitled to require that the Company redeem, in whole or in part ( provided that , if in part, any such Notes will be in an amount equal to U.S.$10,000 or any integral multiple thereof), the Notes held by it, at a redemption price of 100% (expressed as a percentage of the principal amount of the Notes to be redeemed) (the “Put Settlement Price” ), on any Put Settlement Date, together with all accrued and unpaid interest, if any, to such Put Settlement Date, and following such redemption, the Notes so redeemed will be cancelled. “Put Settlement Date” shall mean, the Interest Payment Date occurring in October of any year beginning in the year 2000, 2001 and 2002, with respect to the Series A Notes, the Series B Notes and the Series C Notes, respectively. In order to exercise such option, the holder must, not less than 60 nor more than 90 days prior to the relevant Put Settlement Date, deposit the DTC Note Certificate issued in relation thereto with any Paying Agent, together with a duly completed put notice (the “Put Notice” ) (in the form attached hereto as Exhibit B). Each of the Agents will make available forms of the Put Notice to Noteholders during normal business hours at its specified office. No DTC Note Certificate so deposited may be withdrawn (except as provided herein) without the prior consent of the Company.

SECTION 13.3 Early Redemption at Company’s Option

The Company will have the right to redeem outstanding Notes from Noteholders in whole but not in part, at a redemption price of 100% (expressed as a percentage of the principal amount of the Notes to be redeemed) (the “Call Settlement Price” ), together with all accrued and unpaid interest, if any, on any Interest Payment Date (a date so specified for redemption by the Company, the “Call Settlement Date” ) without penalty, and on any date other than an Interest Payment Date subject to the payment of Breakage Costs, subject to the giving of not less than 60 nor more than 90 days’ prior notice mailed by the Company to the Noteholders (to each such Noteholder’s address appearing in the Note Register), and the Registrar, or, if request is made to the Trustee no less than 90 days prior to the Call Settlement Date, by the Trustee, in the name and at the expense of the Company. Following such redemption, the Notes will be cancelled. Any such notice, once given, will be irrevocable and the delivery thereof will bind the Company to the redemption therein specified.

SECTION 13.4 Redemption Resulting From Noteholder Illegality

Notwithstanding any other provision hereof, in the event that on or after the date hereof the adoption of or any change in any Requirement of Law or any change in the interpretation thereof by any competent Governmental Authority shall make it unlawful for any Noteholder or its Applicable Purchasing Office to hold any Note (and the designation of a different Applicable Purchasing Office would either not avoid such unlawfulness or would be disadvantageous to such Noteholder in its reasonable judgment), then such Noteholder shall promptly notify the Company thereof (with a copy to the Trustee), following which, if such Requirement of Law shall so mandate, such Note shall be redeemed, at 100% of the principal amount thereof, plus accrued and unpaid interest and Breakage Costs, if any, by the Company on or before such date as shall be mandated by such Requirement of Law, provided, however, that if it is lawful for such Noteholder to hold such Note through the last day of the current Interest Period, such payment shall be made on such date.

SECTION 13.5 Applicability of Article

Redemption of Notes at the election of the Company, as permitted or required by any provision of this Indenture, shall be made in accordance with such provision and this Article.

SECTION 13.6 Election to Redeem

The election of the Company to redeem any Notes by the Company or its Affiliates pursuant to Section 13.1 or Section 13.3 shall be evidenced by a Board Resolution of the Company.

SECTION 13.7 Notice of Redemption

Notice of redemption pursuant to Section 13.1 or Section 13.3 shall be given by first-class mail, postage prepaid, mailed not less than 60 nor more than 90 days prior to the Redemption Date, to each Noteholder of Notes to be redeemed, at such Noteholder’s address appearing in the Note Register. All notices of redemption shall state:

    (1)     the Redemption Date,

    (2)     the Redemption Price,

    (3)     that on the Redemption Date the Redemption Price will become due and payable upon each such Note to be redeemed and that interest thereon will cease to accrue on and after said date,

    (4)     the place or places where such Notes are to be surrendered for payment of the Redemption Price,

    (5)     the aggregate principal amount of Notes being redeemed,

    (6)     the CUSIP or ISIN number or numbers, as applicable, of the Notes being redeemed, and

    (7)     that no representation is made as to the accuracy or correctness of the CUSIP or ISIN number or numbers, as applicable, printed in the notice or on the certificates representing the Notes and that reliance may be placed only on the other identification numbers printed on the certificates representing the Notes.

SECTION 13.8 Deposit of Redemption Price

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued and unpaid interest on, all the Notes which are to be repurchased on that date.

SECTION 13.9 Notes Payable on Redemption Date

Notice of redemption having been given as aforesaid, the Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued and unpaid interest) such Notes shall cease to bear interest. Upon surrender of any such Note for redemption in accordance with said notice, such Note shall be paid by the Company at the Redemption Price, together with accrued and unpaid interest to the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Noteholders of such Notes, or one or more Predecessor Notes, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.6.

If any Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the rate provided by the Note.

ARTICLE 14

GUARANTEE

SECTION 14.1 Guarantee

The Guarantors hereby jointly and severally, fully and unconditionally guarantee on a senior basis to each Noteholder of a Note authenticated and delivered by the Trustee, and to the Trustee on behalf of such Noteholder, the due and punctual payment of the principal of and premium, if any, and interest (including any Additional Amounts) on such Note when and as the same shall become due and payable, whether at the Stated Maturity or by acceleration, redemption, purchase or otherwise, in accordance with the terms of such Note and of this Indenture and any and all amounts payable under this Indenture. In case of the failure of the Company punctually to make any such payment, the Guarantors hereby agree, jointly and severally, to cause such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by acceleration, call for redemption, purchase or otherwise, and as if such payment were made by the Company.

Each Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of any Note or this Indenture, the absence of any action to enforce the same, any release or amendment or waiver of any term of any other guarantee of, or any consent to departure from any requirement of any other guarantee, of all or any of the Notes, any waiver or consent by the Noteholder of any Note or by the Trustee with respect to any provisions thereof or of this Indenture, the obtaining of any judgment against the Company or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of a guarantor. Each Guarantor hereby waives notice of the acceptance of this Guarantee and of any of the obligations under this Indenture or the Notes (the “Obligations” ) or of the accrual thereof, and further waives presentment, protest, notice or demand. This is a continuing guarantee and is a guarantee of payment and not of collection, and the Guarantor waives any right to require the Noteholders to initiate collection proceeds or otherwise enforce payment of the Obligations or any security or other guarantee therefor before obtaining payment hereunder.

This Guarantee shall continue to be in effect or be reinstated, as the case may be, if at any time any payment in respect of any of the Obligations is rescinded or must otherwise be returned by the Noteholders, whether by reason of the insolvency, bankruptcy, receivership, reorganization or liquidation of the Company or any Guarantor or any other obligor or otherwise, all as though such payment had not been made.

Each Guarantor hereby waives the benefits of diligence, presentment, demand of payment, any requirement that the Trustee or any of the Noteholders protect, secure, perfect or insure any security interest in or other Lien on any property subject thereto or exhaust any right or take any action against the Company or any other Person or any collateral, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any Note or the indebtedness evidenced thereby and all demands whatsoever, and covenants, that this Guarantee will be discharged in respect of any Note except by complete performance of the obligations contained in such Note and in this Guarantee. Each Guarantor hereby agrees that, in the event of a default in payment of principal of or premium, if any, or interest (including any Additional Amounts) on any Note, whether at its Stated Maturity or by acceleration, redemption, purchase or otherwise, legal proceedings may be instituted by the Trustee on behalf of, or by, the Noteholder of such Note, subject to the terms and conditions set forth in this Indenture, directly against such Guarantor to enforce this Guarantee without first proceeding against the Company or any other Guarantor. Each Guarantor agrees that if, after the occurrence and during the continuance of an Event of Default, the Trustee or any of the Noteholders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Notes, to collect interest on the Notes or to enforce or exercise any other right or remedy with respect to the Notes, or the Trustee or the Noteholders are prevented from taking any action to realize on any collateral, such Guarantor agrees to pay to the Trustee for the account of the Noteholders, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the Trustee or any of the Noteholders.

No provision of the Guarantee or Note or of this Indenture shall alter or impair the Guarantee of the Guarantors, which is joint and several, absolute and unconditional, of the due and punctual payment of the principal and interest on the Note upon which the Guarantee is endorsed.

Each Guarantor shall be subrogated to all rights of the Noteholders upon which the Guarantee is endorsed against the Company in respect of any amounts paid by such Guarantor on account of such Note pursuant to the provisions of this Guarantee or this Indenture; provided, however , that no Guarantor shall be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until the principal of and premium, if any, and interest (including any Additional Amounts) on all Notes issued hereunder shall have been paid in full.

The Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes, whether as a “voidable preference”, “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Each Guarantor hereby irrevocably waives all benefits set forth in the following provisions of the Brazilian law: articles 1491, 1494, 1498, 1499, 1500, 1503 and 1504 of the Civil Code, articles 261 and 262 of the Commercial Code and article 595 of the Civil Procedure Code.

No stockholder, officer, director, employer or incorporator, past, present or future, of any Guarantor, as such, shall have any personal liability under this Guarantee by reason of his, her or its status as such stockholder, officer, director, employer or incorporator.

SECTION 14.2 Delivery of the Guarantee

The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth herein on behalf of the Guarantors.

SECTION 14.3 Guarantors May Consolidate, Etc., on Certain Terms

Except as may be provided in Section 14.4 and in Articles 8 and 10, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of one or more Guarantors with or into the Company or shall prevent any sale or conveyance of the property of any Guarantor as an entirety or substantially as an entirety to the Company.

SECTION 14.4 Release of Guarantors

Concurrently with any consolidation or merger of a Guarantor or any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety, in each case as permitted by Section 14.3 hereof, and upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that such consolidation, merger, sale or conveyance was made in accordance with Section 14.3 hereof, the Trustee shall execute any documents reasonably required in order to evidence the release of any such Guarantor from its obligations under the Guarantee endorsed on the Notes and under this Article 14.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested, and the Trustee has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

NET SUL TV A CABO E PARTICIPAÇÕES LTDA. ,

By:    /s/ Luiz Alberto Barichello        Title: Chief Financial Officer

Witness:
1. /s/ Raúl Marques
2. /s/ Francisco Valim

By:    /s/ Afonso Antunes da Motta        Title: Chief Financial Officer

Witness:
1. /s/ Raúl Marques
2. /s/ Francisco Valim

TV A CABO DE CAPÃO DA CANOA LTDA.HORIZONTE
SUL COMUNICAÇÕES LTDA.
DR — EMPRESA DE DISTRIBUÇÃO E RECEPÇÃO DE TV LTDA.DR
MULTI CABO SANTA MARIA LTDA.TV
CABO DO SUL LTDA.
ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.TV
CABO CRICIÚMA LTDA.CHAPECÓ
EMPRESA DE TV POR ASSINATURA LTDA.MULTICANAL
FLORIANÓPOLIS S.A.HTV
COMUNICAÇÕES LTDA.
TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.ANTENAS
COMUNITÁRIAS BRASILEIRAS LTDA.TV
CABO DO NORTE DO PARANÁ COMERCIAL LTDA.VTV
TELEVISÃO A CABO LTDA.
TV A CABO SERRANA LTDA.,

By:    /s/ Luiz Alberto Barichello        Title: Chief Financial Officer

Witness:
1. /s/ Raúl Marques
2. /s/ Francisco Valim

By:    /s/ Afonso Antunes da Motta        Title: Chief Financial Officer

Witness:
1. /s/ Raúl Marques
2. /s/ Francisco Valim

THE CHASE MANHATTAN BANK, NEW YORK,
as Trustee

By:    /s/ Lucia Jaklitsch       Title: Trust Officer Officer

Witness:
1. /s/ Valerie Dunbar
2. /s/ Kevin Binnie

THE CHASE MANHATTAN BANK, NEW YORK,
as Registrar and Paying Agent

By:    /s/ Lucia Jaklitsch       Title: Trust Officer Officer

Witness:
1. /s/ Valerie Dunbar
2. /s/ Kevin Binnie

THE CHASE MANHATTAN BANK, LONDON BRANCH,
as Transfer Agent, Calculation Agent and Paying Agent

By:    /s/ Lucia Jaklitsch       Title: Trust Officer Officer

Witness:
1. /s/ Valerie Dunbar
2. /s/ Kevin Binnie

CHASE MANHATTAN BANK LUXEMBOURG, S.A. ,
as Paying Agent

By:    /s/ Lucia Jaklitsch       Title: Trust Officer Officer

Witness:
1. /s/ Valerie Dunbar
2. /s/ Kevin Binnie

CHASE TRUST BANK,
as Principal Paying Agent

By:    /s/ Lucia Jaklitsch       Title: Trust Officer Officer

Witness:
1. /s/ Valerie Dunbar
2. /s/ Kevin Binnie

EXHIBIT A

FORM OF CERTIFICATION FOR TRANSFER OR EXCHANGE OF
RESTRICTED GLOBAL NOTE TO
REGULATION S GLOBAL NOTE
(Exchanges or transfers pursuant to
Section 3.4(c)(2) of the Indenture)

The Chase Manhattan Bank, New York,
as Trustee
450 West 33rd Street, 15th Floor
New York, New York 10001-2697

Attention: Global Trust Services

Re: NET SUL TV A CABO E PARTICIPAÇÕES LTDA.
[U.S.$48,000,000 SERIES A FLOATING RATE NOTES DUE 2005]
[U.S.$11,000,000 SERIES B FLOATING RATE NOTES DUE 2005]
[U.S.$21,000,000 SERIES C FLOATING RATE NOTES DUE 2005]

(the “Notes”)

Reference is hereby made to the Indenture, dated as of October 31, 1997 (the “Indenture” ), among Net Sul TV a Cabo e Participações Ltda., as Company, the Guarantors, and The Chase Manhattan Bank, New York, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

This letter relates to U.S.$[ ] aggregate principal amount of Notes which are held in the form of the Restricted Global Note (CUSIP No. [ ]) with the Depositary in the name of [insert name of transferor] (the “Transferor” ). The Transferor has requested a transfer of such beneficial interest in the Notes to a Person who will take delivery thereof in the form of an equal aggregate principal amount of Notes evidenced by the Regulation S Global Note (ISIN No. [ ]).

In connection with such request, and in respect of such Notes, the Transferor does hereby certify that such transfer has been effected in accordance with the transfer restrictions set forth in the Notes and that:

(a)     the offer of the Notes was not made to a person in the United States; and

(B)     either:

(i)     at the time the buy order was originated, the transferee was outside the United States or the Transferor and any person acting on its behalf reasonably believed that the transferee was outside the United States; or

(ii)     the transaction was executed in, on or through the facilities of a designated offshore securities market and neither the Transferor nor any person acting on our behalf knows that the transaction was pre-arranged with a buyer in the United States;

(C)     no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or 904(b) of Regulation S, as applicable;

(D)     the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(E)     upon completion of the transaction, the beneficial interest being transferred as described above was held with the Depositary through [Euroclear] [CEDEL]. We understand that this certificate is required in connection with certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate to any interested party in such proceeding. This certificate and the statements contained herein are made for your benefit and the benefit of the Company and the Managers.

[INSERT NAME OF TRANSFEROR]

By: ................................................
    Name:
    Title:

Dated: ..................................................

cc: Net Sul TV a Cabo e Participações Ltda.

EXHIBIT B

FORM OF PUT NOTICE

TO:       [PAYING AGENT]
COPY TO:  NET SUL TV A CABO E PARTICIPACOES LTDA.

[Date]

NET SUL TV A CABO E PARTICIPAÇÕES LTDA.

[U.S.$48,000,000 SERIES A FLOATING RATE NOTES DUE 2005]
[U.S.$11,000,000 SERIES B FLOATING RATE NOTES DUE 2005]
[U.S.$21,000,000 SERIES C FLOATING RATE NOTES DUE 2005]

jointly and severally, and unconditionally and
irrevocably guaranteed by

TV A CABO DE CAPÃO DA CANOA LTDA.
HORIZONTE SUL COMUNICAÇÕES LTDA.
DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA.
DR MULTI CABO SANTA MARIA LTDA.
TV CABO DO SUL LTDA.
ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.
TV CABO CRICIÚMA LTDA.
CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.
MULTICANAL FLORIANÓPOLIS S.A.
HTV COMUNICAÇÕES LTDA.
TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.
ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.
TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.
VTV TELEVISÃO A CABO LTDA.
TV A CABO SERRANA LTDA.,

By depositing this duly completed Notice with the above Paying Agent for the above notes (the “Notes” ), the undersigned holder of the principal amount of Notes specified below and evidenced by the Note presented and/or surrendered with the copy of this Notice deposited with such Paying Agent and referred to below, exercises its option to have such principal amount of Notes redeemed in accordance with Article 13 on [ ].

This Notice relates to Note(s) in the aggregate principal amount of U.S.$........... evidenced by the Note bearing the following serial bearing the following numbers:

_________________

_________________

_________________

If the Note referred to above is to be returned to the undersigned in accordance with the terms of the Indenture, they should be returned by post to:

_________________

_________________

_________________

Payment Instructions

Please make payment in respect of the above-mentioned Note(s) as follows:

either

    (a)     by United States dollar check drawn on a bank in New York City mailed to the above address; or

or

    (b)     by transfer to the following United States dollar account maintained with a bank in New York City:

Bank: __________________________________________    Branch address: __________________________________________

_________________

Branch code: ___________________________________________
Account no.: ___________________________________________
Signature of holder: ____________________________

THIS NOTICE SHALL NOT BE VALID UNTIL ALL OF THE PARAGRAPHS REQUIRING COMPLETION HAVE BEEN DULY COMPLETED.

The Paying Agent with whom the above-mentioned Note(s) are deposited will not in any circumstances be liable to the depositing holder or any other person for any loss or damage arising from any act, default or omission of such Paying Agent in relation to the said Note(s) or any of them unless such loss or damage was caused by the fraud or gross negligence of such Paying Agent or its directors, officers or employees.[To be completed by Paying Agent:]

Received by: ________________________________

[Signature and stamp of Paying Agent:]

At its office at______________________________________

_________________

_________________

On____________________________________________________

EXHIBIT C

FORM OF SUBORDINATION AGREEMENT FOR SPECIFIED SHORT-TERM INDEBTEDNESS

EXHIBIT 2.3

Exhibit A

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture (this “Supplemental Indenture” ) is supplemental to the Indenture, dated as of October 31, 1997 (the “Indenture” ), among NET SUL COMUNICAÇÕES S.A. , a sociedade por ações organized under the laws of the Federative Republic of Brazil (formerly known as Net Sul TV a Cabo e Participações Ltda.) (the “Company” ), having its principal office at Avenida Érico Veríssimo, 400, 90160-180 Porto Alegre-RS, Brazil, TV A CABO DE CAPÃO DA CANOA LTDA., HORIZONTE SUL COMUNICAÇÕES LTDA., DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA., DR MULTI CABO SANTA MARIA LTDA., TV CABO DO SUL LTDA., ANTENAS COMUNITÁRIAS SUL BRASIL LTDA., TV CABO CRICIÚMA LTDA., CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA., MULTICANAL FLORIANÓPOLIS S.A., HTV COMUNICAÇÕES LTDA., TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA., ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA., VTV TELEVISÃO A CABO LTDA. and TV A CABO SERRANA LTDA. , each a corporation incorporated under the laws of the Federative Republic of Brazil (each a “Guarantor” and, collectively, the “Guarantors” ), THE CHASE MANHATTAN BANK, NEW YORK , a New York banking corporation, as Trustee (in such capacity, the “Trustee” ), as Registrar and Paying Agent, THE CHASE MANHATTAN BANK, LONDON BRANCH as Transfer Agent, Calculation Agent and Paying Agent, CHASE MANHATTAN BANK LUXEMBOURG, S.A. as Paying Agent, and CHASE TRUST BANK as Principal Paying Agent, and is entered into as of the [ ] day of December, 1998 by the Company, the Guarantors and the Trustee. Capitalized terms used and not defined herein shall have the respective meanings attributed to such terms in the Indenture.

WHEREAS, prior to giving effect to this Supplemental Indenture, the proviso immediately following Section 5.1(r) of the Indenture provides that an Event of Default shall not result solely from failure of the Company to comply with the provisions of Section 10.4 of the Indenture with respect to any period of four fiscal quarters ending prior to December 31, 1998;

WHEREAS , the Company and the Guarantors have requested that the proviso immediately following Section 5.1(r) of the Indenture be amended and restated so as to extend its effectiveness until December 31, 1999;

WHEREAS , the entering into by the Trustee of this Supplemental Indenture requires the consent of Noteholders holding a majority in aggregate principal amount of the Outstanding Notes pursuant to Section 9.2 of the Indenture (“ Noteholder Consent ”);

WHEREAS , in partial consideration for the Noteholder Consent, the Company has agreed, pursuant to this Supplemental Indenture, to an increase in the Applicable Margin for each Series of Notes by 1.00% for each of the four Interest Periods that begins on a date during calendar year 1999, which increase shall apply for all levels of the ratio of Consolidated Total Senior Indebtedness to Consolidated Adjusted EBITDA as set forth in the definition of “Applicable Margin” in the Indenture.

WHEREAS , the Noteholders have conditioned the Noteholder Consent on receipt by the Trustee of a Capital Contribution Agreement substantially in the form of Exhibit A hereto (the “ Capital Contribution Agreement ”) duly authorized and executed by each of RBS Participações S.A., Caboparbs-Participações Ltda., Globo Cabo S.A. and the Company;

WHEREAS , each of RBS Participações S.A., Caboparbs-Participações Ltda., Globo Cabo S.A. and the Company has delivered to the Trustee an executed counterpart of the Capital Contribution Agreement together with evidence, satisfactory to the Trustee, of due authorization with respect to the execution and delivery thereof and performance thereunder;

WHEREAS , in accordance with Sections 9.2 and 1.4 of the Indenture, the Company has established a Record Date of November 23, 1998 for determining Noteholders entitled to join in the granting of the Noteholder Consent and a Cutoff Date of December 16, 1998 with respect thereto;

WHEREAS , consistent with Section 9.2 of the Indenture, Noteholders holding, as of the Record Date, a majority in aggregate principal amount of the Outstanding Notes, by Act of said Noteholders, have consented to this Supplemental Indenture in accordance with the terms of the Indenture;

WHEREAS , the Company has delivered to the Trustee a Board Resolution of the Company authorizing the entering into by the Company of this Supplemental Indenture;

WHEREAS , each Guarantor has delivered to the Trustee a Board Resolution of such Guarantor authorizing the entering into by such Guarantor of this Supplemental Indenture;

NOW THEREFORE , for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the following conditions and limitations, the Company, the Guarantors and the Trustee have agreed as follows:

1.     Representations and Warranties of the Company and the Guarantors

    The Company and each of the Guarantors represents and warrants as follows:

    (a)     This Supplemental Indenture has been duly authorized, executed and delivered by such party and the Indenture, as amended hereby, constitutes the legal, valid and binding obligation of such party enforceable in accordance with its terms.

    (b)     The representations and warranties contained in Sections 11.1(b), (c) and (d) of the Indenture are true and correct in all material respects as of the date hereof.

    (c)     No event with respect to the Company or any Guarantor has occurred and is continuing which, on the date hereof, would (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement) constitute a Default or an Event of Default.

    (d)     As of the date hereof and after giving affect to this Supplemental Indenture, neither the Company nor any Guarantor is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and no event has occurred and remained in existence by reason of which payments on account of the principal of or interest, if any, on the Notes are prohibited.

    (e)     No consent, approval, authorization, exemption, order or decree of any court of governmental or regulatory agency or body of the United States of America or Brazil (other than, if applicable, the securities or blue sky laws of the various states of the United States of America) is required to be obtained by Net Sul or any Guarantor for the execution, delivery and performance by Net Sul or such Guarantor, as the case may be, of the Indenture, as amended and supplemented by this Supplemental Indenture, except for (a) such consents, approvals, authorizations, orders or decrees as have heretofore been obtained or made and which continue to be in full force and effect, including, without limitation, the prior approval from the Central Bank of the financial terms of the Notes as amended by this Supplemental Indenture and the execution and delivery of this Supplemental Indenture, and (b) a Certificate of Registration from the Central Bank for the Notes as amended by this Supplemental Indenture, which will enable Net Sul or the Guarantors, as the case may be, to make remittances from Brazil of the principal of, and interest on, the Notes, and the fees, expenses and commissions referred to in this Supplemental Indenture and (c) any further authorization from the Central Bank which will enable Net Sul or the Guarantors, as the case may be, to make remittances from Brazil to make payments contemplated in this Supplemental Indenture not specifically covered by the Certificate of Registration or to make payments specifically covered by the Certificate of Registration earlier than their respective due dates; provided, however, that Net Sul may be obligated to file certain notifications with the tax authorities of Brazil.

2.     Amendment to Definition of Applicable Margin set forth in Section 1.1 of the Indenture

The definition of “Applicable Margin” set forth in Section 1.1 of the Indenture shall be amended by adding at the end thereof the following:

    “Notwithstanding the foregoing, the Applicable Margin for each of the four Interest Periods beginning in the calendar year 1999 shall be the sum of (a) the applicable margin as determined pursuant to the foregoing grid and (b) 1.00%.

3.     Amendment of Section 5.1(r) of the Indenture

The proviso immediately following Section 5.1(r) of the Indenture shall be amended and restated to read as follows:

    “provided that failure to comply with the provisions of Section 10.4 in respect of any period of four fiscal quarters ending prior to December 31, 1999 shall not constitute an Event of Default under Section 5.1(d).”

4. Supplemental Provisions

    Save as expressly modified by this Supplemental Indenture, the Indenture and the Notes shall continue in full force and effect. The Indenture and this Supplemental Indenture shall henceforth be read and construed in conjunction as one Indenture.

5. GOVERNING LAW

THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUEDIN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUTGIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

6. Notification to Noteholders

In accordance with Section 9.2 of the Indenture, the Company shall mail to the Noteholders a notice briefly describing the amendment effected hereby. Such notice shall specify the date on which this First Supplemental Indenture first became effective in accordance with Section 7 hereof.

7. Effectiveness of this Supplemental Indenture

The provisions of this Supplemental Indenture shall take effect on the date as of which both (i) this Supplemental Indenture shall have been executed by all of the parties hereto and (ii) all governmental approvals required therefor (including, without limitation, an appropriate Certificate of Registration of the Central Bank) shall have been obtained.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested, and the Trustee has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

NET SUL COMUNICAÇÕES S.A.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

TV A CABO DE CAPÃO DA CANOA LTDA.

HORIZONTE SUL COMUNICAÇÕES LTDA.

DR — EMPRESA DE DISTRIBUÇÃO E RECEPÇÃO DE TV LTDA.

DR MULTI CABO SANTA MARIA LTDA.

TV CABO DO SUL LTDA.

ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.

TV CABO CRICIÚMA LTDA.

CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.

MULTICANAL FLORIANÓPOLIS S.A.

HTV COMUNICAÇÕES LTDA.

TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.

TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.

VTV TELEVISÃO A CABO LTDA.

TV A CABO SERRANA LTDA.,

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

THE CHASE MANHATTAN BANK,
as Trustee

By: __________________________________ Witness:
    Name:
    Title:

EXHIBIT 2.4

SECOND SUPPLEMENTAL INDENTURE

This Second Indenture (this “ Supplemental Indenture ”) is supplemental to the Indeture, dated as of October 31, 1997, as amended and restated on December 18, 1998 (the “ Indenture ”), among NET SUL COMUNICAÇÕES S.A ., a sociedade anônima organized under the laws of the Federative Republic of Brazil (formerly known as Net Sul TV a Cabo e Participações Ltda.) (the “ Company ”), having its principal office as Avenida Érico Veríssimo, 400, 90160-180 Porto Alegre-RS, Brazil, HORIZONTE SUL COMUNICAÇÕES LTDA., DR – EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA ., (in its own capacity, and as successor in interest to TV a Cabo de Capão da Canoa Ltda., DR Multi Cabo Santa Maria Ltda., and TV a Cabo do Sul Ltda.), ANTENAS COMUNITÁRIAS SUL BRASIL LTDA., TV CABO CRICIUMA LTDA., CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA., MULTICANAL FLORIANÓPOLIS S.A., NET PARANÁ LTDA . (formerly known as HTV Comunicações Ltda.), TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA., ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA., VTV TELEVISÃO A CABO LTDA . And TV A CABO SERRANA LTDA ., each a company organized under the laws of the Federative Republic of Brazil (each a “Guarantor” and, collectively, the “Guarantors”), THE CHASE MANHATTAN BANK, NEW YORK , a New York banking corporation, as Trustee (in such capacity, the “Trustee”), as Registrar and Paying Agent. THE CHASE MANHATTAN BANK, LONDON BRANCH as transfer Agent, Calculation Agent and Paying Agent, CHASE MANHATAN BANK LUXEMBOURG, S.A. as Paying Agent, and CHASE TRUST BANK as Principal Paying Agent, and iis entered into as of he ___ day of August, 2000 by the Company, the Guarantors and the Trustee. Capitalized terms used and not defined herein shall have the respective meanings attributed to such terms in the Indenture.

WHEREAS , prior to giving effect to this Supplemental Indenture, Section 13.2 of the Indenture provides that in order for a Noteholder to exercise its to require that the Company redeem, in whole or part, the Notes held by such Noteholder on a Put Settlement Date (the “ Put Option ”) , such holder must, not less than 60 nor more than 90 days prior to the relevant Put Settlement Date, deposit the DTC Note Certificate issued in relation thereto with any Paying Agent, together with a Put Notice;

WHEREAS , the Company and the Guarantors wish to extend the period oftime in which the holders of the Series A Notes issued pursuant to the Indenture are entitled to exercise their Put Option in relation to the Put Settlement Date occuring on October 30, 2000;

WHEREAS , Section 9.1 (ii) of the Indenture provides that the Company and Guarantors, when authorized by a Board Resolution of their respective Board of Directors, may enter into a supplemental indenture, in form satisfactory to the Trustee, without the consent of any Noteholders, for the purpose of adding to the covenants of the Company for the benefit of the benefit of the Noteholders;

WHEREAS , the Company has delivered to the Trustee a Board Resolution of the Company authorizing the entering into by the Company of this Supplemental Indenture; WHEREAS, each Guarantor has delivered to the Trustee a Board Resolution of such Guarantor authorizing the entering into by the Company of this Supplemental Indenture;

NOW THEREFORE , for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the following and limitations, the Company, the Guarantors and the Trustee have agreed as follows:

1. Covenants of the Company

Notwithstanding the provisions of Section 13.2 of the Indenture, the Company covenants and agrees to redeem, in whole or in part (provided that , if in part, any Series A Notes will be in an amount equal to U.S.$ 10,000 or any integral multiple thereof), the Series A Notes held by any Noteholder, at a redemption price of 100% (expressed as a percentage o the principal amount of the Series A Notes to be redeemed), on October 30, 2000, together with all accrued and unpaid interest, if any, to October 30, 2000, and following such redemption, the Series A Notes so redeemed will be cancelled, provided however , that in order to exercise such option on October 30, 2000, the holder must, not less than 30 nor more than 90 days prior to October 30, 2000, deposit a Put Notice In relation thereto with any Paying Agent.

2. Supplemental Provisions

Save as expressly modified by this Supplemental Indenture, the Indenture ands the Notes shall continue in full force and effect. The Indenture and this Supplemental Indenture shall henceforth be read and construed in conjuction as one Indenture.

3. GOVERNING LAW

T HIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACOORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. FOR THE PURPOSES OF ARTICLES 9 OF DECREE-LAW NO. 4657 DATED SEPTEMBER 4, 1942, THE TRANSACTIONS CONTEMPLATED HEREBY HAVE BEEN PROPOSED TO THE COMPANY AND THE GUARANTORS BY THE TRUSTEE.

4. Effectiveness of this Supplemental Indenture

The provisions of this Suplemental Indenture shall take effect on the date as of which this Supplemental Indenture shall have been executed by all of the parties hereto.

IN WITNESS WHEREOF , the partues hereto have caused this Indenture to be duly executed and attested, and te Trustee has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

NET SUL COMUNICAÇÕES S.A.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

HORIZONTE SUL COMUNICAÇÕES LTDA.

DR — EMPRESA DE DISTRIBUÇÃO E RECEPÇÃO DE TV LTDA.

ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.

TV CABO CRICIÚMA LTDA.

MULTICANAL FLORIANÓPOLIS S.A.

NET PARANÁ LTDA.

TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.

TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.

VTV TELEVISÃO A CABO LTDA.

TV A CABO SERRANA LTDA.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

                                      Witness:

IN WITNESS WHEREOF , the parties hereto have caused this Indunture to be duly executed and attested, and the Trustee has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

NET SUL COMUNICAÇÕES S.A.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

GLOBO CABO S.A.

By: __________________________________ Witness:
    Name:
    Title:

HORIZONTE SUL COMUNICAÇÕES LTDA.

DR — EMPRESA DE DISTRIBUÇÃO E RECEPÇÃO DE TV LTDA.

ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.

TV CABO CRICIÚMA LTDA.

CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.

MULTICANAL FLORIANÓPOLIS S.A.

NET PARANÁ LTDA.

TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.

TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.

VTV TELEVISÃO A CABO LTDA.

TV A CABO SERRANA LTDA.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

EXHIBIT 2.5

THIRD SUPPLEMENTAL INDENTURE

This Third Supplemental Indenture (this “Supplemental Indenture” ), dated as of October __, 2000, is supplemental to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 (the “Indenture” ), among NET SUL COMUNICAÇÕES S.A. , a sociedade anônima organized under the laws of the Federative Republic of Brazil (formerly known as Net Sul TV a Cabo e Participações Ltda.) (the “Company” ), having its principal office at Avenida Érico Veríssimo, 400, 90160-180 Porto Alegre — RS, Brazil, HORIZONTE SUL COMUNICAÇÕES LTDA., DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA. (in its own capacity, and as successor in interest to TV a Cabo de Capão da Canoa Ltda. DR Multi Cabo Santa Maria Ltda. and TV a Cabo do Sul Ltda.), ANTENAS COMUNITÁRIAS SUL BRASIL LTDA., TV CABO CRICIÚMA LTDA., CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA., MULTICANAL FLORIANÓPOLIS S.A., NET PARANÁ LTDA. (formerly known as HTV Comunicações Ltda.) , TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA., ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA., VTV TELEVISÃO A CABO LTDA. and TV A CABO SERRANA LTDA. , each a company organized under the laws of the Federative Republic of Brazil (each a “Guarantor” and, collectively, the “Guarantors” ), THE CHASE MANHATTAN BANK, NEW YORK , a New York banking corporation, as Trustee (in such capacity, the “Trustee” ), as Registrar and Paying Agent, THE CHASE MANHATTAN BANK, LONDON BRANCH as Transfer Agent, Calculation Agent and Paying Agent, CHASE MANHATTAN BANK LUXEMBOURG, S.A. as Paying Agent, and CHASE TRUST BANK as Principal Paying Agent, and is entered into by the Company, the Guarantors and the Trustee. Capitalized terms used and not defined herein shall have the respective meanings attributed to such terms in the Indenture (as amended hereby).

WHEREAS, certain Noteholders desire to transfer Notes in amounts less than $500,000, the minimum denomination of the Notes under the Indenture, and the Company wishes to facilitate such transfer;

NOW THEREFORE , for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the following conditions and limitations, the Company, the Guarantors and the Trustee, acting with the consent of each Noteholder, hereby agree as follows:

Section 1. Amendment to the Minimum Denomination of Notes. Section 3.2 is hereby deleted in its entirety and replaced with the following language:

The Notes are issuable only in fully registered form, without coupons, in denominations of U.S.$50,000 (or such lesser amount as may be required by the Luxembourg Stock Exchange for listing of the Notes thereon) and any integral multiple of $1,000 in excess thereof.

Section 2. Supplemental Provisions. Save as expressly modified by this Supplemental Indenture, the Indenture and the Notes shall continue in full force and effect. The Indenture and this Supplemental Indenture shall henceforth be read and construed in conjunction as one Indenture.

Section 3. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 4. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 5. GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. FOR THE PURPOSES OF ARTICLE 9 OF DECREE-LAW NO. 4657 DATED SEPTEMBER 4, 1942, THE TRANSACTIONS CONTEMPLATED HEREBY HAVE BEEN PROPOSED TO THE COMPANY AND THE GUARANTORS BY THE TRUSTEE.

Section 6. Effectiveness of this Supplemental Indenture. The provisions of this Supplemental Indenture shall take effect on the date as of which this Supplemental Indenture shall have been executed by all of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested, and the Trustee has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

NET SUL COMUNICAÇÕES S.A.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

HORIZONTE SUL COMUNICAÇÕES LTDA.

DR — EMPRESA DE DISTRIBUÇÃO E RECEPÇÃO DE TV LTDA.

ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.

TV CABO CRICIÚMA LTDA.

MULTICANAL FLORIANÓPOLIS S.A.

NET PARANÁ LTDA.

TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.

TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.

VTV TELEVISÃO A CABO LTDA.

TV A CABO SERRANA LTDA.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

THE CHASE MANHATTAN BANK,
as Trustee

By: __________________________________ Witness:
    Name:
    Title:

EXHIBIT 2.6

FOURTH SUPPLEMENTAL INDENTURE

This Fourth Supplemental Indenture (this “Supplemental Indenture” ), dated as of October 31, 2000, is supplemental to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 and October 31, 2000 (the “Indenture” ), among NET SUL COMUNICAÇÕES S.A. , a sociedade anônima organized under the laws of the Federative Republic of Brazil (formerly known as Net Sul TV a Cabo e Participações Ltda.) (the “Company” ), having its principal office at Avenida Érico Veríssimo, 400, 90160-180 Porto Alegre — RS, Brazil, GLOBO CABO S.A. , a sociedade anônima organized under the laws of the Federative Republic of Brazil ( “Globo Cabo” ), HORIZONTE SUL COMUNICAÇÕES LTDA., DR — EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA. (in its own capacity, and as successor in interest to TV a Cabo de Capão da Canoa Ltda. DR Multi Cabo Santa Maria Ltda. and TV a Cabo do Sul Ltda.), ANTENAS COMUNITÁRIAS SUL BRASIL LTDA., TV CABO CRICIÚMA LTDA., CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA., MULTICANAL FLORIANÓPOLIS S.A., NET PARANÁ LTDA. (formerly known as HTV Comunicações Ltda.) , TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA., ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA., VTV TELEVISÃO A CABO LTDA. and TV A CABO SERRANA LTDA. , each a company organized under the laws of the Federative Republic of Brazil (each a “Guarantor” and, collectively, the “Guarantors” ), THE CHASE MANHATTAN BANK, NEW YORK , a New York banking corporation, as Trustee (in such capacity, the “Trustee” ), as Registrar and Paying Agent, THE CHASE MANHATTAN BANK, LONDON BRANCH as Transfer Agent, Calculation Agent and Paying Agent, CHASE MANHATTAN BANK LUXEMBOURG, S.A. as Paying Agent, and CHASE TRUST BANK as Principal Paying Agent, and is entered into by the Company, the Guarantors and the Trustee. Capitalized terms used and not defined herein shall have the respective meanings attributed to such terms in the Indenture (as amended hereby).

WHEREAS, Globo Cabo has agreed to purchase all of the outstanding equity securities of the Company and, in connection with such purchase, is prepared to offer to the Noteholder its guarantee of the Notes;

WHEREAS, as a condition to its providing such a guarantee of the Notes, Globo Cabo is requesting certain changes to the covenants and certain other provisions of the Indenture to reflect, in certain respects, the terms of its existing outstanding external indebtedness;

WHEREAS , Globo Cabo is requesting certain other related changes to the Indenture and the terms of the Notes, as described herein;

NOW THEREFORE , for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the following conditions and limitations, the Company, the Guarantors and the Trustee, acting with the consent of each Noteholder, hereby agree as follows:

Section 1. Representations and Warranties. Globo Cabo hereby represents and warrants as follows:

(a)     Power and Authority. Each of the Company, Globo Cabo and each Guarantor (i) is a corporation duly organized, validly existing and in good standing under the laws of Brazil and (ii) has all requisite corporate power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its assets and carry on its business as now being or as proposed to be conducted;

(b)     Each of the Company, Globo Cabo and each Guarantor (i) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could (either individually or in the aggregate) have a Material Adverse Effect; (ii) has good title to all its assets, free and clear of any Liens except Permitted Liens; and (iii) is in compliance in all material respects with all applicable laws and regulations and with all material contractual obligations applicable to it.

(c)     Due Authorization, Etc. The making and performance by each of the Company, Globo Cabo and each Guarantor of the Notes and the Indenture as amended by this Supplemental Indenture and all other documents and instruments to be executed and delivered hereunder by it have been duly authorized by all necessary corporate action, and do not contravene (i) its charter or by-laws, (ii) any applicable law, decree, regulation, judgment, award, injunction or similar legal restriction, as now in effect, or (iii) any agreement, instrument or other contractual restriction binding on or affecting it or any of its Properties or revenues, or result in the creation of any Lien on any of its property.

(d)     No Additional Authorization Required. All licenses, authorizations and approvals and other actions by, or notices to or filings or registrations with, any Governmental Authority, and all third-party approvals, required for the due execution, delivery and performance of this Supplemental Indenture or for the legality, validity or enforceability of the Supplemental Indentures have been obtained and are in full force and effect.

(e)     Legal Effect. This Supplemental Indenture has been duly executed and delivered by the Company, Globo Cabo and each Guarantor for value, will constitute a legal, valid and binding obligation of the Company, Globo Cabo and each Guarantor enforceable against each such Person in accordance with its respective terms.

(f)     Financial Statements. The consolidated balance sheet of Globo Cabo and its Subsidiaries as of June 30, 2000, and the related consolidated statements of income and cash flows for the fiscal year ending on that date, and the consolidated balance sheet as of June 30, 2000 and related consolidated statements of income and cash flow thereof for the period of six months ending on that date, each of which has heretofore been furnished to the undersigned Noteholders, are complete and correct and fairly present the financial condition of Globo Cabo and its Subsidiaries on a consolidated basis as at said respective dates and the consolidated results of their operations for the fiscal periods ending on said dates, all in accordance with GAAP; Globo Cabo and its Subsidiaries have no material contingent liabilities or unusual forward or long-term commitments not disclosed therein; and since June 30, 2000, no event or circumstance has occurred that has had a Material Adverse Effect.

(g)     Ranking; Priority. The payment obligations of the Company, Globo Cabo and each Guarantor hereunder and under the Notes are and will at all times be unconditional general obligations of each such Person, and rank and will at all times rank at least pari passu with all other present and future Indebtedness of each such Person.

(h)     No Actions or Proceedings. There is no litigation, investigation or proceeding pending or, to the best knowledge of Globo Cabo, threatened against it or any Subsidiary thereof or before any Governmental Authority that (either individually or in the aggregate) (a) could reasonably be expected to have a Material Adverse Effect or (b) purports to affect the legality, validity, binding effect or enforceability of any of the Supplemental Indentures to which it is party. The operations and property of Globo Cabo and each Subsidiary thereof comply with all applicable Environmental Laws, except to the extent the failure to so comply (either individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect.

(i)     Legal Form. The Indenture as modified by the Supplemental Indenture is in proper legal form under the laws of Brazil for the enforcement thereof against the Company, Globo Cabo and each Guarantor under such law, and if each were stated to be governed by such law, it would constitute a legal, valid and binding obligation thereof under such law, enforceable in accordance with its terms, provided that, for enforcement of such Supplemental Indenture before Brazilian courts, (A)(x) the signatures of the parties signing such Supplemental Indenture outside Brazil must be notarized by a notary public qualified as such under the laws of the place of signing and the signature of such notary public must be authenticated by a Brazilian consular officer at the nearest Brazilian consulate or (y) such Supplemental Indenture must be registered with the competent Registry of Deeds and Documents, and (B) such Supplemental Indenture must be translated into Portuguese by a sworn translator. Subject to the preceding sentence, all formalities required in Brazil for the validity and enforceability (including, without limitation, any necessary registration, recording or filing with any court or other Governmental Authority in Brazil) of each Supplemental Indenture have been accomplished, and no Covered Taxes are required to be paid, and no notarization is required for the validity and enforceability thereof.

(j)     Full Disclosure. The information, reports, financial statements, exhibits and schedules furnished in writing by or on behalf of Globo Cabo to the Noteholders in connection with this Supplemental Indenture or included herein or therein, or delivered pursuant hereto or thereto, taken as a whole, do not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading on the date as of which such information is stated or certified; and if any of such information, reports, financial statements, exhibits and schedules shall become materially untrue or misleading, the Company shall promptly inform the Noteholders thereof. All written information furnished after the date hereof by the Company to the Noteholders in connection with the Supplemental Indentures, and the transactions contemplated hereby will be true, complete and accurate in every material respect, or (in the case of projections) based on reasonable estimates, on the date as of which such information is stated or certified. There is no fact known to the Company that could reasonably be expected to have a Material Adverse Effect that has not been disclosed herein or in a report, financial statement, exhibit, schedule, disclosure letter or other writing furnished to Noteholders for use in connection with the transactions contemplated hereby.

(k)     Liens; Indebtedness. Each Lien securing Indebtedness of any Person outstanding on the date hereof and covering any property of the Company or any Subsidiary thereof (other than any Permitted Lien the enforcement of which could not reasonably be expected to have a Material Adverse Effect), and the aggregate amount of Indebtedness secured (or that may be secured) by each such Lien and the property covered by each such Lien, is publicly disclosed in the financial statements of the Company or its Subsidiaries that are filed with and publicly available through the Comissão de Valores Mobiliários of Brazil and is correctly described in such financial statements. The property of the Company and each Subsidiary thereof is subject to no Lien except as set forth in such public filings .

(l)     No Default. No event with respect to Globo Cabo, the Company or any Guarantor has occurred and is continuing which, upon effectiveness of this Supplemental Indenture, would constitute a Default or Event of Default.

(m)     Permits. Each of the Company, Globo Cabo and each Guarantor (i) owns, possesses or has obtained all permits as are required to own its properties and to conduct its business at the time of this Supplemental Indenture, (ii) has fulfilled and performed in all material respects all of its obligations with respect to such permits and no event has occurred, or as a result of the effectiveness of this Supplemental Indenture would occur, which allows, or after notice or lapse of time or both would allow, revocation or termination thereof or results or would result in any other material impairment of the rights of the holder of any such permit and (iii) does not have any knowledge of a threatened revocation or modification relating to any such permit, except for, in any such case, any permit the failure of which to be effective would not have a Material Adverse Effect.

Section 2. Amendments to Certain Definitions. (a) The definitions of the following terms are hereby deleted from Section 1.1 of the Indenture: Acquired Indebtedness, Applicable Margin, Asset Disposition, Attributable Value, Capital Expenditure, Capital Lease, Capital Lease Obligation, Capital Stock, Combined Financial Statements, Consolidated Adjusted Available Cash Flow, Consolidated Adjusted EBITDA, Consolidated Adjusted Gross Interest Expense, Consolidated Debt Service, Consolidated Income Tax Expense, Consolidated Net Income, Consolidated Total Indebtedness, Consolidated Total Senior Indebtedness, Disqualified Stock, Incur, Indebtedness, Interest Rate or Currency Protection Agreement, Investment, Lien, Net Available Proceeds, Net Obligation, Officers’ Certificate, Permitted Interest Rate or Currency Protection Agreement, Permitted Liens, Preferred Stock, Qualified Preferred Stock, RBS Treasury, Receivables Sale, Sale and Leaseback Transaction, Significant Subsidiary, Specified Subordinated Indebtedness, Subordination Agreement, Subordinated Indebtedness, Subscriber TV Assets, Subscriber Television Business, Subsidiary, Voting Stock and Wholly Owned Subsidiary.

(b)     Section 1.1 of the Indenture is hereby further amended by adding, in appropriate alphabetical order, each of the definitions set forth in Schedule I to this Supplemental Indenture.

(c)     Notwithstanding the foregoing, the Applicable Margin from the date of the execution of this Fourth Supplemental Indenture to January 31, 2001 shall be calculated in accordance with the definition of “Applicable Margin” (as amended under Section 2(b) hereof) as if the ratio set forth in said definition for said period were 5.5 to 1.

Section 3. Amendments to Events of Default. Section 5.1 of the Indenture is hereby deleted in its entirety and replaced by the provisions set forth in Schedule II to this Supplemental Indenture.

Section 4. Amendment to Provisions on Merger, Consolidation, Etc. Section 8.1 of the Indenture is hereby deleted in its entirety and replaced by the provisions set forth in Schedule III to this Supplemental Indenture.

Section 5. Amendment to Provisions on Supplemental Indentures. Clause (iv) of Section 9.2 is hereby deleted in its entirety and replaced with the following language:

(iv)     modify any of the provisions of this Section 9.2 or Sections 5.11, 10.12 or 13.1, except to increase any such percentage described in Clause (i) above or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Noteholder of each Outstanding Note affected thereby;

Section 6. Amendment to Covenants. Article 10 of the Indenture is hereby deleted in its entirety and replaced by the provisions set forth in Schedule IV to this Supplemental Indenture.

Section 7. Amendment to Provisions on Early Redemption at Noteholder’s Option. Section 13.2 of the Indenture is hereby modified to delete the definition of Put Settlement Date and to replace it with the following sentence:

“Put Settlement Date” shall mean the Interest Payment Date occurring on October 31 of the year 2003, 2002 and 2002 with respect to the Series A Notes, the Series B Notes and the Series C Notes, respectively.

Section 8. Provisions Relating to the Guarantee of Globo Cabo. Globo Cabo hereby agrees to become a party to the Indenture as a Guarantor thereunder and agrees to be bound as Guarantor by the provisions of Article 14, Article 10 and the other provisions of the Indenture as amended hereby.

Section 9. Execution of Amended and Restated Indenture. The parties hereto agree that the Company and the Trustee may, after this Supplemental Indenture is duly executed and becomes effective, and without the consent or signature of any Noteholder or other party hereto, enter into an Amended and Restated Indenture that makes no changes or modifications to the Indenture other than as expressly contemplated herein and/or under Section 9.1 of the Indenture, provided that the Trustee shall have received an Officer’s Certificate of the Company and an Opinion of Counsel to the effect that such Amended and Restated Indenture is authorized under the Indenture as amended hereby, and provided, further, that a copy of such Amended and Restated Indenture shall be provided to each Noteholder signatory hereto.

Section 10. Supplemental Provisions. Save as expressly modified by this Supplemental Indenture, the Indenture and the Notes shall continue in full force and effect. The Indenture and this Supplemental Indenture shall henceforth be read and construed in conjunction as one Indenture.

Section 11. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 12. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 13. GOVERNING LAW. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. FOR THE PURPOSES OF ARTICLE 9 OF DECREE-LAW NO. 4657 DATED SEPTEMBER 4, 1942, THE TRANSACTIONS CONTEMPLATED HEREBY HAVE BEEN PROPOSED TO THE COMPANY AND THE GUARANTORS BY THE TRUSTEE.

Section 14. Effectiveness of this Supplemental Indenture. The provisions of this Supplemental Indenture shall take effect on the date as of which this Supplemental Indenture shall have been executed by all of the parties hereto.

Section 15. Payment of Certain Fees. In consideration of the consent to the Supplemental Indenture by the Noteholders, Globo Cabo hereby covenants to pay to each Noteholder of each Series the fees allocated to such Series under the Letter Agreement Re Fees, dated as of October 31, 2000, executed by Globo Cabo and acknowledged by the Trustee on behalf of Noteholders.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and attested, and the Trustee has caused its seal to be hereunto affixed and attested, all as of the day and year first above written.

NET SUL COMUNICAÇÕES S.A.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

GLOBO CABO S.A.

By: __________________________________ Witness:
    Name:
    Title:

HORIZONTE SUL COMUNICAÇÕES LTDA.

DR — EMPRESA DE DISTRIBUÇÃO E RECEPÇÃO DE TV LTDA.

ANTENAS COMUNITÁRIAS SUL BRASIL LTDA.

TV CABO CRICIÚMA LTDA.

CHAPECÓ EMPRESA DE TV POR ASSINATURA LTDA.

MULTICANAL FLORIANÓPOLIS S.A.

NET PARANÁ LTDA.

TVC DO PARANÁ DISTRIBUIDORA DE SINAIS DE TELEVISÃO LTDA.

ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA.

TV CABO DO NORTE DO PARANÁ COMERCIAL LTDA.

VTV TELEVISÃO A CABO LTDA.

TV A CABO SERRANA LTDA.

By: __________________________________ Witness:
    Name:
    Title:

By: __________________________________ Witness:
    Name:
    Title:

THE CHASE MANHATTAN BANK,

as Trustee

By: __________________________________ Witness:
    Name:
    Title:

Witness:

SCHEDULE I

“ Acquired Indebtedness ” means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by such Person, or Indebtedness secured by a Lien encumbering any asset acquired by any such Person, and, in each case, not incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.

“ Additional Amounts ” means the amounts that the Company, Globo Cabo or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Taxing Authority of the Federative Republic of Brazil or of Japan from any payment made under or with respect to the Notes or any Guarantee of the Company, Globo Cabo or such Guarantor, as the case may be, must pay.

“Adjusted EBITDA ” means, for any period, EBITDA for such period plus sign-on and hookup revenues that were deferred and amortized for future recognition during such period in accordance with U.S. GAAP.

“Affiliate ” of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to, direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“ Affiliate Transaction ” means any transaction or series of transactions between the Company, Globo Cabo or any Restricted Subsidiary with an Affiliate of Globo Cabo (other than such a transaction with the Company, Globo Cabo, any Restricted Subsidiary or a wholly owned subsidiary of the Company, Globo Cabo or a Restricted Subsidiary).

“ Amendment Date ” means the date of the execution of the supplemental indenture that gives effect to the terms of the Notes as described herein.

“ Annualized Pro Forma Consolidated Operating Cash Flow ” means Consolidated Operating Cash Flow for the latest two Semiannual Periods for which consolidated financial statements of Globo Cabo are available. For purposes of calculating “Consolidated Operating Cash Flow” for any Semiannual Period for purposes of this definition (i) any Subsidiary of Globo Cabo that is a Restricted Subsidiary on the date of the transaction giving rise to the need to calculate “Annualized Pro Forma Consolidated Operating Cash Flow” (the “Transaction Date”) (or would become a Restricted Subsidiary in connection with the transaction that requires determination of such amount) shall be deemed to have been a Restricted Subsidiary at all times during such Semiannual Period and (ii) any Subsidiary of the Company or Globo Cabo that is not a Restricted Subsidiary on the Transaction Date (or would cease to be a Restricted Subsidiary in connection with the transaction that requires the determination of such amount) shall be deemed not to have been a Restricted Subsidiary at any time during such Semiannual Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Operating Cash Flow” shall be calculated after giving effect on a pro forma basis for the applicable Semiannual Period to, without duplication, any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of Globo Cabo’s or one of the Restricted Subsidiaries’ (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring Acquired Indebtedness) occurring during the period commencing on the first day of such Semiannual Period to and including the Transaction Date (the “Reference Period”), as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period.

“Applicable Margin” means the margin to be calculated for each Series with reference to the then-current ratio of (x) total Consolidated Indebtedness and Subsidiary Preferred Stock to (y) Annualized Pro Forma Consolidated Operating Cash Flow, as calculated under Section 10.1 hereof, as follows:

	Series A Notes	Series B and Series C Notes

5.5 and above	4.000	3.375%
5.0 to 5.5	3.750	3.125%
4.5 to 5.0	3.625	3.000%
4.0 to 4.5	3.500	2.875%
3.5 to 4.0	3.375	2.750%
3.0 to 3.5	3.250	2.625%
Less than 3.0	3.125	2.500%

“ Arrangers ” means Citibank, N.A. and Salomon Smith Barney Inc.

“ Asset Acquisition ” means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Company, Globo Cabo or any Restricted Subsidiary, or any acquisition or purchase of Capital Stock of any other Person by the Company, Globo Cabo or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be merged with or into the Company, Globo Cabo or any Restricted Subsidiary or (ii) any acquisition by the Company, Globo Cabo or any Restricted Subsidiary of the assets of any Person which constitutes substantially all of an operating unit or line of business of such Person or which constitutes a licensed area for the provision of cable television services or a related business or which is otherwise outside of the ordinary course of business.

“ Asset Sale ” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition and is not for security purposes) or other disposition (that is not for security purposes) to any Person other than the Company, Globo Cabo or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Capital Stock of any Restricted Subsidiary, (ii) any license for the provision of cable television services or a related business held by the Company, Globo Cabo or any Restricted Subsidiary (whether by sale of Capital Stock or otherwise), (iii) any assets of the Company, Globo Cabo or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company, Globo Cabo or any Restricted Subsidiary or constitutes a licensed area for the provision of cable television services or (iv) any other property or asset of the Company, Globo Cabo or any Restricted Subsidiary outside of the ordinary course of business. For the purposes of this definition, the term “Asset Sale” shall not include (i) any disposition of properties or assets of the Company, Globo Cabo or one or more of the Restricted Subsidiaries that is governed under Section 8.1 (“ Consolidation, Merger, Sale of Assets, Etc. ”) or (ii) sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company, Globo Cabo or any Restricted Subsidiary, as the case may be.

For purposes of Section 10.9 (“ Disposition of Proceeds of Asset Sales ”), the term “Asset Sale” shall not include any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions, either (x) involving assets with a Fair Market Value not in excess of the equivalent of US$1,000,000 (or, to the extent non- U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) or (y) in connection with a Capitalized Lease Obligation.

“ Average Life to Stated Maturity ” means, with respect to any Indebtedness or Preferred tock, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date to the date or dates of each successive scheduled principal or other return of capital (including, without limitation, any sinking fund requirements) of such Indebtedness or Preferred Stock multiplied by (b) the amount of each such principal or other payment by (ii) the sum of all such principal or other payments.

“ Bankruptcy Law ” means Decree No. 7661 of June 21, 1945, or any other Brazilian law relating to, of Title 11, United States Code or any similar United States federal or state law relating to, bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization, “concordata” or relief of debtors or the law of any other jurisdiction relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization, “concordata” or relief of debtors or any amendment to, succession to or change in any such law.

“ Bankruptcy Order ” means any court order made in a proceeding pursuant to or within the meaning of any Bankruptcy law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, receivership, winding-up, dissolution, “concordata” or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness of other relief of a debtor.

“ Board ” means the Board of Directors of the Company, Globo Cabo or any Guarantor, or any other competent corporate body of a Guarantor, as the case may be.

“ Board Resolution ” means a copy of a resolution certified by the Secretary or an Assistant Secretary or General Counsel of the Company, Globo Cabo or any Guarantor, as the case may be, to have been duly adopted by its respective Board and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“ Brazilian Taxes ” means any tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties, interest and any other liabilities related thereto).

“ Business Day ” means Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the city of New York, state of New York, Tokyo, Japan or São Paulo, Brazil are authorized or obligated by law, regulation or executive order to close.

“ Capital Stock ” means, with respect to any Person, any and all capital stock or shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) (including share appreciation rights) of, such Person’s capital stock or shares, whether outstanding on the Amendment Date or issued after the issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock or shares.

“ Capital Lease ” means a lease of real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability set forth on a balance sheet of such Person in accordance with U.S. GAAP.

“ Capitalized Lease Obligation ” means any obligation to pay rent or other amounts under a Capital Lease and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with U.S.

GAAP.

“ Cash Equivalents ” means (i) any evidence of Indebtedness with a maturity of 365 days or less issued or directly and fully guaranteed or insured by the Federative Republic of Brazil or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the Federative Republic of Brazil or the United States of America, as the case may be, is pledged in support thereof or such Indebtedness constitutes a general obligation of it), (ii) deposits, certificates of deposit or acceptances with a maturity of 365 days or less of any institution which is a Brazilian regulated bank or a member of the Federal Reserve System having combined capital and surplus and undivided profits (or any similar capital concept) of not less than US$50,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) at the time of deposit, (iii) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate of Globo Cabo) incorporated or organized under the laws of the Federative Republic of Brazil or any jurisdiction thereof or the United States or any state thereof or the District of Columbia and rated at least “A-l” by S&P or “P-I” by Moody’s or their respective Brazilian affiliates, (iv) investments with a maturity of 365 days or less of any Person that is fully and unconditionally guaranteed by a bank referred to in clause (ii) and (v) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States government or issued by any agency thereof and backed by the full faith and credit of the Federative Republic of Brazil or any jurisdiction thereof or the United States government, respectively, in each case maturing within one year from the date of acquisition.

“ Central Bank ” means the Banco Central do Brasil or any successor entity.

“ Change of Control ” is defined to mean the occurrence of any of the following events:

(a)     any “Person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of Globo Cabo; or (b) Globo Cabo consolidates with, or merges with or into, another Person or sells assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets (determined on a consolidated basis) to any Person, or any Person consolidates with, or merges with or into Globo Cabo, other than any Permitted Holders, in any such event pursuant to a transaction in which the outstanding Voting Stock of Globo Cabo is converted into or exchanged for cash, securities or other property, other than (A) any such transaction where (i) the outstanding Voting Stock of Globo Cabo is converted into or exchanged for (1) Voting Stock (other than Disqualified stock) of the surviving or transferee corporation and/or (2) cash, securities and other property in an amount which could be paid by Globo Cabo as a Restricted Payment under the Indenture and (ii) the “beneficial owners” of the Voting Stock of Globo Cabo immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving or transferee corporation immediately after such transaction or (B) any such transaction as a result of which Permitted Holders own a majority of the total Voting Stock of the surviving or transferee corporation immediately after such transaction; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Globo Cabo (together with any new directors whose election by the Board of Globo Cabo or whose nomination for election by the stockholders of Globo Cabo was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason (other than by action of the Permitted Holders pursuant to the bylaws of Globo Cabo, in each case, as in effect on the Amendment Date, or otherwise) to constitute a majority of the Board of Globo Cabo then in office; provided that, to the extent that one or more regulatory approvals are required for one or more of the events or circumstances described above to become effective under applicable law, such events or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“ Commission ” means the Securities and Exchange Commission.

“ Common Stock ” means any Capital Stock other than Preferred Stock.

“ Consolidated Income Tax Expense ” means, with respect to any period, the provision for Brazilian corporation, local, foreign and other income taxes of the Company, Globo Cabo and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with U.S. GAAP.

“ Consolidated Interest Expense ” means, with respect to any period, without duplication, the sum of (i) the interest expense (including, without limitation, any payments similar to those required under the “additional amounts” provisions of the Indenture) of the Company, Globo Cabo and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with U.S. GAAP and shall, in any event, include, without limitation (a) any amortization of debt discount, (b) the net cost under any Currency Agreements and Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bills of exchange, promissory notes and bankers’ acceptance financing and (e) all accrued interest and (ii) all but the principal component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person during such period as determined on a consolidated basis in accordance with U.S. GAAP.

“ Consolidated Net Income ” means, with respect to any period, the consolidated net income of the Company, Globo Cabo and the Restricted Subsidiaries for such period, adjusted, to the extent included in calculating such net income, by excluding, without duplication (i) all extraordinary gains or losses (on an after-tax basis) of such Person (net of fees and expenses relating to the transaction giving rise thereto) for such period, (ii) except to the extent actually received by the Company, Globo Cabo or any Restricted Subsidiary, income of the Company, Globo Cabo and the Restricted Subsidiaries derived from or in respect of all Investments in Persons other than any Restricted Subsidiary, (iii) the portion of net income (or loss) of any Restricted Subsidiary of the Company or Globo Cabo that is not a Guarantor allocable to minority interests for such period, (iv) net income (or loss) of any other Person combined with such Person in a “pooling of interests” basis attributable to any period prior to the date of combination, (v) any gain or loss, net of taxes realized by such Person, upon the termination of any employee pension benefit plan during such period, (vi) gains or losses in respect of any Asset Sales (on an after-tax basis and net of fees and expenses relating to the transaction giving rise thereto) during such period and (vii) the net income of any Restricted Subsidiary for such period to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary to the Company, Globo Cabo or any Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or constituent documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary.

“ Consolidated Net Interest Expense ” means, with respect to any period, (i) the interest expense (including, without limitation, any payments similar to those required under the “additional amounts” provisions of the Indenture) of the Company, Globo Cabo and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with U.S. GAAP, which shall, in any event, include, without limitation, (a) any amortization of debt discount, (b) the net cost under any Currency Agreements and Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bills of exchange, promissory notes and bankers’ acceptance financing and (e) all accrued interest, minus (ii) the interest earnings of the Company, Globo Cabo and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with U.S. GAAP.

“ Consolidated Operating Cash Flow ” means, with respect to any period, the Consolidated Net Income of the Company, Globo Cabo and the Restricted Subsidiaries for such period (a) increased by (to the extent included in computing Consolidated Net Income) the sum of (i) the Consolidated Income Tax Expense of the Company, Globo Cabo and the Restricted Subsidiaries for such period (other than Taxes attributable to extraordinary, unusual or nonrecurring gains or losses), (ii) Consolidated Interest Expense for such period, (iii) depreciation of the Company, Globo Cabo and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with U.S. GAAP, (iv) amortization of the Company, Globo Cabo and the Restricted Subsidiaries for such period, including, without limitation and without duplication, amortization of capitalized debt issuance costs for such period, all determined on a consolidated basis in accordance with U.S. GAAP and (v) any other non-cash charges that were deducted in computing Consolidated Net Income (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) of the Company, Globo Cabo and the Restricted Subsidiaries for such period in accordance with U.S. GAAP and (b) decreased by any non-cash gains that were included in computing Consolidated Net Income.

“ consolidation ” means, with respect to Globo Cabo, the consolidation of the accounts of the Restricted Subsidiaries with those of the Company and Globo Cabo, all in accordance with U.S. GAAP; provided that “consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary with the accounts of the Company and Globo Cabo. The term “consolidated” has a correlative meaning to the foregoing.

“ Cumulative Adjusted Available Cash Flow ” means, as at any date of determination, the positive cumulative Consolidated Operating Cash Flow realized during the period commencing on the Amendment Date and ending on the last day of the most recent Semiannual Period immediately preceding the date of determination for which consolidated financial information of Globo Cabo is available or required to be available under the Indenture or, if such cumulative Consolidated Operating Cash Flow for such period is negative, the negative amount by which cumulative Consolidated Operating Cash Flow is less than zero.

“ Currency Agreement ” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company, Globo Cabo or any of their Restricted Subsidiaries against fluctuations in currency values.

“ Debt Securities ” means any debt securities (including any guarantee of such securities) issued by the Company, Globo Cabo and/or any Guarantor, whether in a public offering or a private placement; it being understood that the term “Debt Securities” shall not include commercial bank borrowings or similar borrowings, intercompany loans, recourse transfers of financial assets, capital leases or other types of borrowings issued in a manner not customarily viewed as a securities offering.

“ Default ” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“ Disinterested Director ” means, with respect to any transaction or series of transactions, a member of the Board of Globo Cabo other than a director who has any material direct or indirect financial interest in or with respect to such transaction or series of transactions or is an Affiliate, beneficial holder of 10% or more of any class of Capital Stock or officer, director or employee of any Person who has any direct or indirect financial interest in or with respect to such transaction or series of transactions.

“ Disqualified Stock ” means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, except to the exchangeable at the option of such Person subject to the terms of any debt instrument to which such Person is a party), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness (other than at the option of such Person), or is redeemable at the option of the holder thereof, in whole or in part, in any such case on or prior to the final maturity date of the Notes.

“ EBITDA ” means the sum of (i) net income (loss), (ii) financial income (expense), net, (iii) income tax benefit, (iv) depreciation and amortization, (v) gain (loss) on translation, net, (vi) other, net, (vii) minority interests in results of consolidated subsidiaries and (viii) equity in results of investees (i.e., companies in which Globo Cabo has between a 20% and 50% equity interest), each as determined in accordance with U.S. GAAP.

“ Fair Market Value ” means, with respect to any asset or property, the price that could be negotiated in an arms-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction.

Unless otherwise specified in the Indenture, Fair Market Value shall be determined by the Board of Globo Cabo acting in good faith and shall be evidenced by a Board Resolution of Globo Cabo delivered to the Trustee; provided that, for purposes of the third paragraph of Section 10.9 (“ Disposition of Proceeds of Asset Sales ”) and Section 10.7 (“ Limitation on Transactions with Affiliates ”) in the case of any transaction or series of related transactions which involve aggregate consideration of US$20,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) or more, Fair Market Value shall also be determined by an Independent Financial Advisor.

“ Globopar ” means Globo Comunicações e Participações S.A.

“ Guarantee ” means, as applied to any obligation (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any pan or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

“ Guarantor ” means each Person who guarantees the Indenture Obligations as set forth in the Indenture and shall include any successor replacing it in accordance with the terms of the Indenture and thereafter means such successor.

“ Indebtedness ” means, with respect to any Person, without duplication (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), whether as a cash advance, bill, overdraft, money market facility loan or otherwise, or (B) evidenced by a note, debenture or similar instrument or letters of credit (including a purchase money obligation) or by any book-entry mechanism or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation relating to the deferred purchase price of property or (D) in respect of an Interest Rate Protection Obligation or any foreign exchange contract, currency swap agreement or other similar agreement, (ii) any liability of others of the kind described in the preceding clause (i) which the Person has guaranteed or which is otherwise its legal liability, (iii) any obligation secured by a Lien (other than a Lien on Indebtedness or Capital Stock of an Unrestricted Subsidiary which represents the sole recourse of the secured party to the property or assets of such Person for any default in respect of the secured obligation) to which the roperty or assets of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise bc such Person’s legal liability and (iv) the maximum repurchase or redemption price of any Disqualified Stock of such Person not held by the Company, Globo Cabo or a Guarantor. In no event shall “Indebtedness” include trade payables incurred in the ordinary course of business (or letters of credit issued in respect thereof). For purposes of Section 10.1 (“Debt to Operating Cash Flow Ratio”), Section 10.2 (“ Interes Coverage Ratio”) and Section 10.3 (“ Limitation on Restricted Payments ”) and the definition of “Events of Default”, in determining the principal amount of any indebtedness (1) to be incurred by the Company, Globo Cabo or a Restricted Subsidiary or which is outstanding at any date, (x) the principal amount of any Indebtedness which provides that an amount less than the principal amount thereof shall due be upon any declaration of acceleration thereof shall be the accreted value thereof at the date of determination and (y) effect shall be given to the impact of any Currency Agreements with respect to such Indebtedness and (2) outstanding at any time under any Currency Agreement of the Company, Globo Cabo or any Restricted Subsidiary shall be the net payment obligation under such Currency Agreement of such Person at such time.

“ Indenture ” means the indenture relating to the Notes as originally executed by the Company and the original Guarantors (including all exhibits and schedules thereto) and as it may from time to time be supplemented or amended by one or more indentures supplemental thereto entered into pursuant to the applicable provisions thereof, including the supplemental indenture that give effect to the terms of the Notes as described herein.

“ Independent Financial Advisor ” means a Brazilian or United States investment or merchant banking firm or public accounting firm of national standing in Brazil or the United States (i) which does not, and whose directors and executive officers and Affiliates do not, have an investment in Globo Cabo or any of its Affiliates and (ii) which, in the judgment of the Board of Globo Cabo is otherwise independent with respect to Globo Cabo and its Affiliates and qualified to perform the task for which it is to be engaged. A trustee or nominee for the true parties in interest shall not be excluded from the definition of “Independent Financial Advisor” solely as a result of such trustee or nominee status.

“ Interest Rate Protection Obligations ” means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars, forward interest rate agreements and similar agreements.

“ Investment ” means, with respect to any Person, any advance, loan, account receivable (other than an account receivable or prepaid expense, including but not limited to trade credit, arising in the ordinary course of business), or other extension of credit (including, without limitation, by means of any guarantee) or any capital contribution to (by means of transfers of property to others, payments for properly or services for the account or use of others, or otherwise), or any purchase of any shares, stocks, bonds, notes, debentures or other securities of, any other Person. In addition, any foreign exchange contract, currency swap agreement or other similar agreement made or entered into by any Person shall constitute an Investment by such Person. Notwithstanding the foregoing, in no event shall any issuance of Capital Stock (other than Disqualified Stock) of Globo Cabo in exchange for Capital Stock, property or assets of another Person constitute an Investment by Globo Cabo in such other Person.

“ Lien ” means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, provided that no Asset Sale that is permitted hereunder shall be considered a Lien. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“ Material Adverse Effect ” means a material adverse effect on (a) the business, condition (financial or otherwise), operations, performance or properties of the Company, Globo Cabo and the Guarantors taken as a whole, (b) the ability of the Company, Globo Cabo or the Guarantors to perform obligations under the Indenture or (c) the rights and remedies of the Holders under the Indenture.

“ Material Licenses ” means each cable television license where the number of subscribers to whom service is provided pursuant to such license constitutes more than [2%] of all subscribers of Globo Cabo and its consolidated subsidiaries, taken as a whole.

“ Material Restricted Subsidiary ” means any Restricted Subsidiary of Globo Cabo which, at any date of determination, is a “Significant Subsidiary” (as that term is defined in Regulation S-X, as in effect on the Amendment Date, issued under the Securities Act).

“Moody’s” means Moody’s Investors Service, Inc.

“ Net Cash Proceeds ” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all Taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Company, Globo Cabo or any Restricted Subsidiary) owning a beneficial interest in or having a Lien on the assets subject to Asset Sale, (iv) other amounts required to be treated as Net Cash Proceeds pursuant to Section 10.9 (“ Disposition of Proceeds of Asset Sales ”) and (v) appropriate amounts to be provided by the Company, Globo Cabo or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with U.S. GAAP against any liabilities associated with such Asset Sale and retained by the Company, Globo Cabo or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate of Globo Cabo delivered to the Trustee.

“ Notes ” means the Floating Rate Notes due 2005.

“ Noteholder ” means any registered holder of a Note.

“ Officers’ Certificate ” means a certificate signed by the Chairman of the Board, Vice Chairman, the Chief Executive Officer, the Chief Financial Officer, the President or a Vice President, and by the Secretary or an Assistant Secretary, of the Company, Globo Cabo or any Guarantor, as the case may be, and delivered to the Trustee.

“ Opinion of Counsel ” means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

“ Pari Passu Debt Securities ” means any Debt Securities which rank pari passu in right of payment with the Notes and the Guarantees, as applicable.

“ Permitted Business ” means (i) the delivery or distribution of television, radio, internet or other telecommunications services in Brazil and (ii) any business or activity reasonably related thereto, including, without limitation, any business conducted by the Company, Globo Cabo or any Restricted Subsidiary on the Amendment Date, the acquisition, holding or exploitation of any license relating to the delivery of the services described in clause (i) of this definition, the development or acquisition of rights to programming for delivery or distribution in accordance with clause (i) of this definition, the acquisition or development of any hardware, software or other infrastructure to be used for the services set forth in clause (i) of this definition and any other business involving voice, data, internet or video telecommunications services.

“ Permitted Holders ” means Globopar and its Affiliates.

“ Permitted Investments ” means (a) Cash Equivalents, (b) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits, (c) Interest Rate Protection Obligations and Currency Agreements, (d) bonds, notes, debentures or other securities received as a result of Asset Sales permitted under Section 10.9 (“ Disposition of Proceeds of Asset Sales”), (e) any Investment in another Person in exchange for Capital Stock (other than Disqualified Stock) of Globo Cabo, (f) loans and advances to employees of the Company, Globo Cabo or any of the Restricted Subsidiaries in the ordinary course of business in an aggregate amount not to exceed US$1,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) at any time outstanding and (g) any Investment in Capital Stock obligations of any Person made in settlement of claims by the Company, Globo Cabo or any Restricted Subsidiary against such Person.

“ Permitted Liens ” means (a) Liens securing the Notes; (b) Liens existing on the Amendment Date; (c) Liens securing Indebtedness otherwise permitted under this Indenture in respect of the purchase of equipment, real property or other assets or for improvements or replacements or substitutions therefor or additions thereto, provided that the principal amount of Indebtedness secured by such Lien does not exceed 100% of the purchase price thereof and such Lien does not extend to or cover any other equipment, property or other asset; (d) Liens securing Acquired Indebtedness, provided, however, that (i) such Lien attached to the acquired asset prior to the time of the acquisition of such Acquired Indebtedness and (ii) such Lien does not extend to or cover any other asset; (e) any Lien on receivables or shares constituting proceeds of an Asset Sale pursuant to clause (y) of the first paragraph of Section 10.9; and (f) Liens to secure Debt Securities that are incurred to extend, renew or refinance (or successive extensions, renewals or refinancings), in whole or in part, Debt Securities secured by any Lien referred to in the foregoing clauses (b), (c), (d) and (e), so long as such Lien does not extend to any other property and the principal amount of Debt Securities so secured (i) is not increased and, (ii) in the case of clause (b) and (e), does not exceed 100% of the purchase price of such asset.

“ Person ” means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organization or governmental authority or other entity of whatever nature.

“ Preferred Stock ” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or reference stock or shares whether now outstanding, or issued after the Amendment Date to the extent it carries any preference in respect of the distribution of assets in the event of a liquidation or insolvency of such Person as compared with any other Capital Stock of such Person.

“ Pro Rata Share ” means a fraction (i) the numerator of which is the aggregate principal amount of Notes outstanding on the applicable purchase date and (ii) the denominator of which is the sum of (x) the aggregate principal amount of Notes outstanding on such date and (y) if there are Pari Passu Debt Securities or other unsubordinated Indebtedness of the Company, Globo Cabo or any Guarantor that requires that Net Cash Proceeds be used to offer to purchase or repay such Pari Passu Debt Securities, the outstanding principal amount of such Pari Passu Debt Securities or other unsubordinated Indebtedness of the Company, Globo Cabo or any Guarantor on such date.

“ Restricted Payment ” means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of Globo Cabo or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of Globo Cabo (other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) of Globo Cabo or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock) of Globo Cabo), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Globo Cabo (other than any such Capital Stock owned by the Company, Globo Cabo or a Restricted Subsidiary) or (iii) the making of any principal payment on, or the purchase, redemption, defeasance or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment of, any Subordinated Indebtedness (other than any Subordinated Indebtedness held by the Company, Globo Cabo or a Restricted Subsidiary).

“ Restricted Subsidiary ” means any Subsidiary of the Company or Globo Cabo that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Corporation.

“ Semiannual Period ” means the six-month period ending on each June 30 and December 31.

“ Specified Indebtedness ” means any Indebtedness of any Restricted Subsidiary (other than a Guarantor) which is not subordinated to any other Indebtedness of such Restricted Subsidiary.

“ Subordinated Debt Securities ” means any Debt Securities (and any Guarantee of any Debt Security) which would constitute Subordinated Indebtedness.

“ Subordinated Indebtedness ” means any Indebtedness of the Company, Globo Cabo or any Guarantor which is expressly subordinated in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

“ Subsidiary ” means, with respect to any Person (i) any corporation of which the outstanding Stock Voting having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of Voting Stock is at the time, directly or indirectly, owned by such Person.

“ Taxes ” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

“ Taxing Authority ” means the government of the Federative Republic of Brazil or of Japan or any state of the Federative Republic of Brazil or of Japan or any political subdivision or territory or possession of the government of the Federative Republic of Brazil or of Japan or any jurisdiction in which the Company, Globo Cabo or a Guarantor is engaged in business for tax purposes or is resident for withholding tax purposes or, in all such instances, any authority or agency therein or thereof having power to tax.

“ Total Consolidated Indebtedness and Subsidiary Preferred Stock ” means, at any date of determination, an amount equal (i) the aggregate principal amount of all Indebtedness of the Company, Globo Cabo and the Restricted Subsidiaries outstanding as of the date of determination and (ii) the aggregate liquidation preference of all Preferred Stock of Restricted Subsidiaries issued and outstanding as of the date of determination (other than Indebtedness owing to and Preferred Stock held by the Company, Globo Cabo or a Restricted Subsidiary).

“ Trustee ” means the Person named as the “Trustee” in the first paragraph of the Indenture, until a successor Trustee shall have become suc h pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

“ Unrestricted Subsidiary ” means any Subsidiary of the Company or Globo Cabo (other than a Guarantor) existing on the Amendment Date that accounts for less than 5% of the consolidated assets and revenue of Globo Cabo designated as such pursuant to a resolution of the board of directors delivered to the Trustee. Any such designation may be revoked by a Board Resolution of the Company or Globo Cabo delivered to the Trustee.

“ U.S.     Dollar Equivalent ” means, with respect to any monetary amount in a currency other than the U.S. dollar, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters at approximately 11:00 a.m. (New York time) on the date not more than two business days prior to such determination. For purposes of determining whether any Indebtedness can be incurred, any Investment can be made and any Affiliate Transaction can be undertaken (a “Tested Transaction”), the “U.S. Dollar Equivalent” of such Indebtedness, Investment or Affiliate Transaction shall be determined on the date incurred, made or undertaken and no subsequent change in the U.S. Dollar Equivalent shall cause such Tested Transaction to have been incurred, made or undertaken in violation of the Indenture.

“ U.S.     GAAP ” means generally accepted accounting principles and practices in the United States consistently applied by a corporation or as between corporations and over time, as in effect from time to time; provided that, for purposes of determining compliance with Section 10.1 (Debt to Operating Cash Flow Ratio), Section 10.2 ( Interest Coverage Ratio) and Section 10.3 ( Limitation on Restricted Payments) , “U.S. GAAP” shall mean such generally accepted accounting principles and practices as adopted by Globo Cabo on the Amendment Date and as are consistent with those set forth in this Prospectus.

“ Voting Stock ” means, with respect to any Person, the Capital Stock of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such Person.

“ Wholly Owned Restricted Subsidiary ” means any Restricted Subsidiary of which 100% of the outstanding Capital Stock is owned by the Company, Globo Cabo or another Wholly Owned Restricted Subsidiary. For purposes of this definition, any directors’ qualifying shares or nvestments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

Schedule II

SECTION 5.1 Events of Default

“Event of Default” , wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)     default in the payment of the principal of, or premium, if any, on the Notes when due, at maturity, upon redemption or otherwise (including pursuant to a Change of Control Offer or an Asset Sale Offer);

(b)     default in the payment of interest on the Notes when it becomes due and payable and continuance of such default for a period of more than ten Business Days;

(c)(i)     failure to comply with Sections 8.1, 10.1, 10.2, 10.8, 10.12 (subject to the grace period set forth in Section 5.1(b)) and 10.14 or (ii) failure to comply with any other covenant or other term in the Indenture (other than those specified in clause (a), (b) or (c)(i)) and such default continues for a period of 30 days after notice to the Company by the Trustee or to the Company and the Trustee by holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(d)(i)     failure to pay, following any applicable grace period, any payment of principal, premium or interest due (whether at maturity or otherwise) under one or more classes or issues of indebtedness in an aggregate principal amount of US$10,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) or more or (ii) failure by the Company, Globo Cabo or any Restricted Subsidiary to perform any other term, covenant, condition or provision of one or more classes or issues of indebtedness in an aggregate principal amount of the equivalent of US$10,000,000 or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) or more and, in the case of this clause (ii), such failure results in an acceleration of the maturity thereof; provided that, in the case of a termination or expiration of an Interest Rate Protection Obligation or Currency Agreement requiring that the monetary liability thereunder be paid, no Event of Default shall occur if such payment is made within 30 days after such payment is due;

(e)     one or more judgments, orders or decrees for the payment of money shall be entered in an amount or amounts of US$10,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount) or more, either individually or in the aggregate, against the Company or Globo Cabo or any Restricted Subsidiary or any of their respective properties and shall not be discharged and there shall have been a period of 60 days during which a stay of enforcement of such judgment, order or decree, by reason of pending appeal or otherwise, shall not be in effect;

(f)     The Company, Globo Cabo or any of its Material Restricted Subsidiaries pursuant to or under or within the meaning of any Bankruptcy Law:

(i)     commences a voluntary case or proceeding;

(ii)     consent to the making of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

(iii)     consent to the appointment of, or taking possession by, a Custodian of it or for any substantial part of its property;

(iv)     makes a general assignment for the benefit of its creditors of files a proposal of other scheme or arrangement involving the rescheduling or composition of its indebtedness;

(v)     files a petition in bankruptcy or an answer or consent seeking reorganization or relief;

(vi)     shall admit in writing its inability to pay its debts generally as they become due; or

(vii)     consent to the filing or a petition in bankruptcy;

(g)     a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Company, Globo Cabo or any Material Restricted Subsidiary, and such Bankruptcy Order remains unstayed and in effect for 30 consecutive days;

(h)     a Custodian shall be appointed out of court (other than under any circumstance described in the preceding paragraphs (i) or (vii)) with respect to the Company, Globo Cabo or any Material Restricted Subsidiary or with respect to all or any substantial part of the assets or properties of Globo Cabo or any of its Material Restricted Subsidiaries, and such appointment shall remain unstayed and in effect for 30 consecutive days;

(i)     there shall have occurred any seizure, compulsory acquisition, expropriation or nationalization of all or a material part of the assets or revenues of the Company, Globo Cabo and the Material Restricted Subsidiaries, taken as a whole; or

(j)     fails to maintain its Material Licenses as required under Section 10.16 (“Maintenance of Material Licenses”);

(k)     the representations and warranties of the Company and Globo Cabo contained in the supplemental indenture giving effect to these terms shall prove to have been materially incorrect at the time given; or

(l)     any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee or gives notice to that effect (other than by reason of the termination of the Indenture or the release of any Guarantee in accordance with the Indenture).

SCHEDULE III

SECTION 8.1. Consolidation, Merger, Sale of Assets, Etc.

Neither the Company nor Globo Cabo will, in a single transaction or through a series of transactions, consolidate, amalgamate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of their properties and assets to any Person or Persons, and neither the Company nor Globo Cabo will permit any of the Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, lease, transfer or disposition of all or substantially all of the properties and assets of the Company, Globo Cabo and the Restricted Subsidiaries, taken as a whole, to any Person or Persons, unless (a) the Company or Globo Cabo shall be the continuing Person, or the resulting, surviving or transferee Person (in either case, the “surviving entity”) shall be a company organized and existing under the laws of the Federative Republic of Brazil or any state or political subdivision thereof, (b) the surviving entity shall expressly assume all of the obligations of the Company and Globo Cabo under the Notes and the Indenture and shall execute a supplemental indenture to effect such assumption which supplemental indenture shall be delivered to the Trustee and shall be in form reasonably satisfactory to the Trustee, (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing, (d) the Company, Globo Cabo and each Guarantor shall have delivered a written instrument in form satisfactory to the Trustee confirming its obligations under the Notes and (e) the surviving entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that such transaction or series of transactions, and, if a supplemental indenture is required in connection with such transaction or series of transactions to effectuate such assumption, such supplemental indenture complies with this covenant and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied. In addition to the foregoing, in the case of any merger, consolidation or combination involving a Guarantor as a result of which such Guarantor’s Guarantee is not released as provided in the Indenture, such Guarantor or the resulting surviving or transferee Person (if other than such Guarantor) shall expressly assume all of such Guarantor’s obligations under its Guarantee and the indenture and shall execute a supplemental indenture to effectuate such assumption, which supplemental indenture shall be delivered to the Trustee and shall be in form reasonably satisfactory to the Trustee.

Upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of a Person subject to, and in accordance with, the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of the Company, Globo Cabo or such Guarantor, as the case may be, under the Indenture and the applicable Guarantee with the same effect as if such surviving entity had been named as such; provided that, solely for purposes of computing Cumulative Adjusted Available Cash Flow for purposes of clause (ii) of the first paragraph of Section 10.3 (“ Limitation on Restricted Payments ”) above, the Cumulative Adjusted Available Cash Flow of any Persons other than Globo Cabo and the Restricted Subsidiaries shall only be included for periods subsequent to the effective time of such merger, consolidation, combination or transfer of assets.

For all purposes of the Indenture and the Notes (including the provisions of this covenant and Section 10.3 (“ Limitation on Restricted Payments ”) and Section 10.4 (“ Limitation on Liens Securing Certain Indebtedness ”)), Subsidiaries of any surviving entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided hereunder, and all Indebtedness, and all Liens on property or assets, of the Company, Globo Cabo and the Restricted Subsidiaries immediately prior to such transaction or series of transactions will be deemed to have been incurred upon such transaction or series of transactions.

SCHEDULE IV

SECTION 10.1 Debt to Operating Cash Flow Ratio.

Globo Cabo will not permit the ratio of (x) total Consolidated Indebtedness and Subsidiary Preferred Stock to (y) Annualized Pro Forma Consolidated Operating Cash Flow for the latest two Semiannual Periods to exceed the following respective ratios at any time during the following respective periods (provided that, until the Semiannual Period ending December 31, 2001, such ratio shall be calculated on a pro forma basis to give effect to the consolidation of the Company into Globo Cabo):

Period	Ratio
From and including the Amendment Date through and including	6.00 to 1.0
December 31, 2000

From and including January 1, 2001 through and including	6.00 to 1.0
December 31, 2001

From and including January 1, 2002 through and including	5.25 to 1.0
December 31, 2002

From and including January 1, 2003 through and including	5.00 to 1.0
December 31, 2003

SECTION 10.2 Interest Coverage Ratio.

Globo Cabo will not permit the ratio of (x) Adjusted EBITDA to (y) Consolidated Net Interest Expense for the latest two Semiannual Periods to be less than the following respective ratios at any time during the following respective periods (provided that, until the Semiannual Period ending December 31, 2001, such ratio shall be calculated on a pro forma basis to give effect to the consolidation of the Company into Globo Cabo):

Period	Ratio
From and including the Amendment Date through and including	1.3 to 1.0
December 31, 2000

From and including January 1, 2001 through and including	1.6 to 1.0
December 31, 2001

From and including January 1, 2002 through and including	1.8 to 1.0
December 31, 2002

From and including January 1, 2003 through and including	2.0 to 1.0
December 31, 2003

SECTION 10.3 Limitation on Restricted Payments.

Neither the Company nor Globo Cabo will, and will not permit any of the Restricted Subsidiaries to, make, directly or indirectly, any Restricted Payment unless:

(i)     no Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; and

(ii)     immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Amendment Date does not exceed an amount equal to the sum of (a) the difference between (x) the Cumulative Adjusted Available Cash Flow determined at the time of such Restricted Payment and (y) 160% of the cumulative Consolidated Interest Expense of Globo Cabo determined for the period commencing on [July 1, 2000] and ending on the last day of the latest fiscal quarter for which consolidated financial statements of Globo Cabo are available preceding the date of such Restricted Payment plus (b) the aggregate net cash proceeds received by Globo Cabo (x) as capital contributions to Globo Cabo on or after the Amendment Date or (y) from the issue or sale (other than to a Restricted Subsidiary of Globo Cabo) of its Capital Stock (other than Disqualified Stock) on or after the Amendment Date (excluding, in the case of this subclause (b), any net cash proceeds that are invested in accordance with clause (vi) of the following paragraph) plus (c) the aggregate net proceeds received by Globo Cabo from the issuance (other than to a Restricted Subsidiary of Net Sul or Globo Cabo) on or after the Amendment Date of its Capital Stock (other than Disqualified Stock) upon the conversion of, or exchange for, Indebtedness of Globo Cabo or a Restricted Subsidiary plus (d) in the case of the disposition or repayment of any Investment constituting a Restricted Payment (other than an Investment made pursuant to clause (v) of the following paragraph) made after the Amendment Date an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment. For purposes of the preceding clauses (b) (y) and (c) and without duplication, the value of the aggregate net cash proceeds received by Globo Cabo upon the issuance of Capital Stock either upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by Globo Cabo upon the conversion, exchange or exercise thereof.

For purposes of determining the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof, and property other than cash shall be valued at its Fair Market Value.

The provisions of this covenant shall not prohibit, (i) so long as no Default shall have occurred and be continuing, the payment of any dividend or other distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture, (ii) so long as no Default shall have occurred and be continuing, the purchase, redemption, retirement or other acquisition of any shares of Capital Stock of Globo Cabo (A) in exchange for or conversion into or (B) out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary of Globo Cabo) of, shares of Capital Stock of Globo Cabo (other than Disqualified Stock): provided that any such net cash proceeds pursuant to the immediately preceding clause (B) are excluded from clause (iii)(b) of the preceding paragraph, (iii) so long as no Default shall have occurred and be continuing, the purchase, redemption, retirement, defeasance or other acquisition of (A) Preferred Stock of any Restricted Subsidiary made by exchange for or conversion into, or out of the net cash proceeds of, a substantially concurrent issue and sale (other than to a Restricted Subsidiary of Globo Cabo) of (x) Capital Stock (other than Disqualified Stock) of Globo Cabo or (y) other Preferred Stock of any Restricted Subsidiary having an Average Life to Stated Maturity equal to or greater than the Average Life to Stated Maturity of the Preferred Stock being purchased, redeemed, retired, defeased or otherwise acquired or (B) Subordinated Indebtedness made by exchange for or conversion into, or out of the net cash proceeds of, a substantially concurrent issue and sale (other than to a Restricted Subsidiary of Globo Cabo) of (x) Capital Stock (other than Disqualified Stock) of Globo Cabo or (y) other Subordinated Indebtedness having an Average Life to Stated Maturity equal to or greater than the Average Life to Stated Maturity of the Subordinated Indebtedness being purchased, redeemed, retired, defeased or otherwise acquired, (iv) so long as no Default shall have occurred and be continuing, any Investment constituting a Restricted Payment by Globo Cabo or any Restricted Subsidiary in any Person (including any Unrestricted Subsidiary) that operates principally or has been formed to operate principally a Permitted Business in an amount not to exceed US$25,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent thereof) in the aggregate at any time outstanding, (v) so long as no Default shall have occurred and be continuing, any Investment promptly made with the proceeds of a substantially concurrent (1) capital contribution to Globo Cabo or (2) issue or sale of Capital Stock (other than Disqualified Stock) of Globo Cabo. Restricted Payments of the type set forth in the preceding clause (iv) shall be included in making the determination of available amounts under clause (iii) of the preceding paragraph and (vi) any Restricted Payment required to be made under applicable law or regulation or by the rules of any exchange or quotation system on which securities of the Issuer are listed or traded.

SECTION 10.4 Limitation on Liens Securing Certain Indebtedness.

Neither the Company nor Globo Cabo will, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of their property or assets, or any proceeds therefrom, which secure either (i) Subordinated Debt Securities unless the Notes and the Guarantees, as applicable, are secured by a Lien on such property, assets or proceeds that is senior in priority to the Liens securing such Subordinated Debt Securities or (ii) Pari Passu Debt Securities unless the Notes and the Guarantees, as applicable, are equally and ratably secured with the Liens securing such Pari Passu Debt Securities, except, in either such case, for Permitted Liens.

SECTION 10.5 Business of Globo Cabo; Restriction on Transfers of Existing Business.

Neither the Company nor Globo Cabo will, and will not permit any of the Restricted Subsidiaries to, be principally engaged in any business or activity other than a Permitted Business. In addition, the Company, Globo Cabo and the other Guarantors will not be permitted to, directly or indirectly, transfer to any Restricted Subsidiary that is not a Guarantor or any Unrestricted Subsidiary (i) any of the licenses, permits or authorizations used in the Permitted Business of the Company, Globo Cabo and the Guarantors on the Amendment Date or (ii) any material portion of the “property and equipment” (as such term is used in Globo Cabo’s consolidated financial statements) of the Company, Globo Cabo or any Guarantor used in the licensed service areas of the Company, Globo Cabo and the Guarantors as they exist on the Amendment Date, provided that the Company, Globo Cabo and the Guarantors may make Asset Sales in compliance with Section 10.9 (“ Disposition of Proceeds of Asset Sales ”) and pledge property and assets to the extent permitted as described under Section 10.4 (“ Limitation on Liens Securing Certain Indebtedness ”).

SECTION 10.6 Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries.

Neither the Company nor Globo Cabo will, and will not permit any of the Restricted ubsidiaries to, directly or indirectly, create or otherwise enter into or cause to become effective any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on their Capital Stock or any other interest or participation in, or measured by, its profits owned by the Company, Globo Cabo or any Restricted Subsidiary, (b) pay any Indebtedness owed to the Company, Globo Cabo or a Restricted Subsidiary, (c) make any Investment in the Company, Globo Cabo or any Restricted Subsidiary or (d) transfer any of its property or assets to the Company, Globo Cabo or to any Restricted Subsidiary, except for (i) any such customary encumbrance or restriction contained in a security document creating a Lien permitted under the Indenture to the extent relating to the property or asset subject to such Lien following a default in respect of the applicable secured obligation, (ii) any such encumbrance or restriction pursuant to any agreement existing on the Amendment Date, (iii) any such encumbrance or restriction with respect to a Restricted Subsidiary that is not a Restricted Subsidiary on the Amendment Date which encumbrance or restriction is in existence at the time such Person becomes a Restricted Subsidiary but not created in contemplation thereof, (iv) any such encumbrance or restriction existing under any agreement that refinances, replaces or amends an agreement containing a restriction permitted by clause (iii) above, provided that the terms and conditions of any such restrictions are not materially less favorable to the holders of Notes than those under or pursuant to the agreement being replaced or amended or the agreement evidencing the indebtedness refinanced, (v) any such encumbrance or restriction imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary and (vi) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices.

SECTION 10.7 Limitation on Transactions with Affiliates.

Neither the Company nor Globo Cabo will, and will not permit any of the Restricted ubsidiaries to, enter into any Affiliate Transaction, other than any such transaction with the Company, lobo Cabo or any Restricted Subsidiary, except for any transactions that are conducted on an arm’slength basis.

In addition to the foregoing, for any Affiliate Transaction that involves in excess of US$20,000,000 but less than or equal to US$30,000,000, the Chief Executive Officer of the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a certificate filed with the Trustee. For any Affiliate Transaction with an Affiliate that involves in excess of US$30,000,000, the Company shall cause a certificate of the Disinterested Board members of the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, to be delivered to the Trustee. For any recurring Affiliate Transaction, the Company shall cause the Chief Executive Officer or the Board of Directors of the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, to file an annual certificate with the Trustee confirming that, during the previous year, the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, has not, and has not permitted any Subsidiary to have, entered into any Affiliate Transaction involving in excess of US$20,000,000 or US$30,000,000, respectively, except where the transaction was in the best interests of the Company, Globo Cabo or such Restricted Subsidiary, as the case maybe, and was on terms no less favorable to the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, as those that could have been obtained in a comparable arm’s-length transaction with an entity that was not an Affiliate.

Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) transactions with or among the Company, Globo Cabo and/or any of the Restricted Subsidiaries, (ii) any dividend or other payment explicitly permitted by Section 10.3 (“ Limitation on Restricted Payments ”), (iii) directors’ fees, indemnification and similar arrangements, officers indemnification, employee stock option or employee benefit plans, employee salaries and bonuses or legal fees paid or created in the ordinary course of business, (iv) any Investment (other than an Investment in Disqualified Stock) in the Company, Globo Cabo or any Restricted Subsidiary that is otherwise permitted under the terms of this Indenture, (v) any Restricted Payments required by applicable law or regulation or by the rules of any exchange or quotation system on which securities of the Company, Globo Cabo or such Restricted Subsidiary are listed or quoted, (vi) recurring transactions under arrangements in existence on the Amendment Date and (vii) any ordinary-course treasury or cash management transactions by the Company, Globo Cabo or any Restricted Subsidiary with Globo Comunicações e Participações Ltda. or any successor treasury or cash management companies charged with handling treasury functions for the Globo organization and Affiliated Companies, to the extent that Net Sul, Globo Cabo or such Restricted Subsidiary, as the case may be, shall retain rights thereto.

SECTION 10.8 Change of Control.

Following the occurrence of a Change of Control (the date of such occurrence being the “Change of Control Date”), the Company shall notify the holders of the Notes, in the manner prescribed by the Indenture, of such occurrence and shall make an offer to purchase (the Change of Control Offer”), on a business day (the “Change of Control Payment Date”) not later than 60 days following the Change of Control Date, all Notes then outstanding at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to any Change of Control Payment Date. Notice of a Change of Control Offer shall be given to holders of Notes, not more than 60 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business the Change of Control Payment Date. The Company’s obligations may be satisfied if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

SECTION 10.9 Disposition of Proceeds of Asset Sales.

Neither the Company nor Globo Cabo will, and will not permit any of the Restricted Subsidiaries to, make any Asset Sale, unless (a) the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) at least 75% of such consideration consists of cash or Cash Equivalents ( provided that the following shall be deemed cash for purposes of this provision and be treated as Net Cash Proceeds, subject to application as hereinafter provided: the amount of (x) any liabilities (as shown on the balance sheet or in the notes thereto of the Company, Globo Cabo or such Restricted Subsidiary) of the Company, Globo Cabo or such Restricted Subsidiary that are assumed (and from which the Company, Globo Cabo or such Restricted Subsidiary is nconditionally released) in connection with such Asset Sale by the transferee or purchaser of such assets or on behalf of such transferee or purchaser by a third party and (y) any notes, lease obligations or other securities or obligations received by the Company, Globo Cabo or such Restricted Subsidiary from such transferee or purchaser that are payable in, or that are sold or transferred (on a non-recourse basis) within 30 days for, cash or Cash Equivalents). To the extent the Net Cash Proceeds of any Asset Sale are not required to be applied to repay, and permanently reduce the commitments under, any Specified Indebtedness or are required but are not so applied, the Company, Globo Cabo or such Restricted Subsidiary, as the case may be, may either (i) apply such Net Cash Proceeds to repay Specified Indebtedness with written notice thereof to the Trustee and the Noteholders (the “Permitted Debt Reduction”) or (ii) apply such Net Cash Proceeds within 365 days of the date of sale to an investment in properties and assets that will be used in a Permitted Business (or in Capital Stock of any Person that will become a Restricted Subsidiary as a result of such investment or that will otherwise agree to be bound as a Restricted Subsidiary if such Person principally owns properties and assets that will be used in a Permitted Business) of the Company, Globo Cabo or any Restricted Subsidiary (such property or assets, together with Capital Stock of any Person that principally owns such properties and assets, the “Replacement Assets”). Pending the final application of any such Net Cash Proceeds in accordance with the second sentence of this paragraph or to an Asset Sale Offer, the Company, Globo Cabo or such Restricted Subsidiary may invest such Net Cash Proceeds in any manner not prohibited by the Indenture and may temporarily repay Specified Indebtedness. The Pro Rata Share of Net Cash Proceeds from any Asset Sale that are neither used to repay, and permanently reduce the commitments under, any Specified Indebtedness nor invested in Replacement Assets nor applied to a Permitted Debt Reduction within such 365-day period shall constitute “Excess Proceeds” subject to disposition as provided below.

Within 30 days after the aggregate amount of Excess Proceeds equals or exceeds US$10,000,000 (or, to the extent non-U.S. dollar denominated, the U.S. Dollar Equivalent of such amount), the Company shall make an offer to purchase (an “Asset Sale Offer”) from all holders of the Notes, Notes having an aggregate purchase price equal to such Excess Proceeds at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date. Each Asset Sale Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate purchase price for Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds available for such offer, the Company and the Restricted Subsidiaries may use such deficiency for general corporate purposes. If the aggregate purchase price for the Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds available for such offer, Notes to be purchased will be selected on a pro rata basis or as nearly pro rata as practicable. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

Notwithstanding the two immediately preceding paragraphs, the Company, Globo Cabo and the Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes or a combination of cash, Cash Equivalents and Replacement Assets and (ii) such Asset Sale is for Fair Market Value (with Fair Market Value being determined by an Independent Financial Advisor to the extent required by the definition of Fair Market Value), provided that any Net Cash Proceeds received by Globo Cabo or any of the Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this clause (a) shall be subject to the provisions of the two preceding paragraphs.

SECTION 10.10. Limitation on Additional Guarantees by Restricted Subsidiaries.

No Restricted Subsidiary that is not a Guarantor may at any time guarantee any Debt Securities of the Company, Globo Cabo or any Guarantor or issue any Debt Securities, unless, at the time of such guarantee or issue such Restricted Subsidiary becomes a Guarantor as contemplated by the following sentence. The Company or Globo Cabo may, at any time, cause a Restricted Subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the guarantee of payment of the Notes by such Restricted Subsidiary on the same basis as the Restricted Subsidiaries that are Guarantors on the Amendment Date.

SECTION 10.11. Reports.

Whether or not Globo Cabo has a class of securities registered under the Exchange Act, following any exchange offer or the effectiveness of any shelf registration statement, Globo Cabo shall furnish without cost to each holder of Notes and file with the Commission (whether or not Globo Cabo is a public reporting company at the time), the Trustee and the Initial Purchasers (i) within 180 days after the end of each fiscal year of Globo Cabo, annual reports on Form 20-F (or any successor form) containing the information required to be contained therein (or required in such successor form), (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form) and (iii) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 6-K (or any successor form). Each of the reports will be prepared in accordance with U.S. GAAP consistently applied, will include the amounts of EBITDA and Adjusted EBITDA, based on U.S. GAAP financial data and will be prepared in accordance with the applicable rules and regulations of the Commission. Globo Cabo will agree to use its reasonable best efforts to schedule, disseminate in a customary manner for public companies information concerning, and conduct a conference call for holders of Notes to discuss with appropriate senior officers of Globo Cabo the results of operating and financial conditions of Globo Cabo within 30 days of filing any reports described in clause (i) and (ii) above with the Commission. Globo Cabo shall, in addition, furnish from time to time to the Trustee and each of the Noteholders, at Globo Cabo’s own cost, such other information as the Trustee or any Noteholder may reasonably request.

SECTION 10.12 Payment of Principal, Premium and Interest.

The Company shall pay the principal of, premium, if any, and interest on the Notes, and any Additional Amounts payable in respect thereof, in accordance with the terms of the Notes and this Indenture.

SECTION 10.13. Maintenance of Office or Agency.

Each of the Company and Globo Cabo shall maintain in The City of New York an office or agency where Notes may be presented or surrendered for payment, where Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon Globo Cabo in respect of the Notes and this Indenture may be served. The office of the Trustee at its Corporate Trust Office shall be such office or agency of the Company, unless the Company or Globo Cabo shall designate and maintain some other office or agency for one or more of such purposes. the Company and Globo Cabo shall give prompt written notice to the Trustee of any change in the location of any such office or agency.

The Company and Globo Cabo may also from time to time designate one or more other offices or agencies (in or outside of The City of New York) where the Notes may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided , however, that no such designation or rescission shall in any manner relieve the Company or Globo Cabo of their obligations to maintain an office or agency in The City of New York for such purposes. the Company and Globo Cabo shall give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such other office or agency.

SECTION 10.14. Corporate Existence.

Subject to the Indenture’s article regarding amalgamation, consolidation, merger sale of assets etc., each of the Company and Globo Cabo shall do or cause to be done all things necessary to preserve and keep in full force and effect the corporate existence, rights (charter and statutory), licenses and franchises of the Company, Globo Cabo and each of the Restricted Subsidiaries; provided , however, that the Company and Globo Cabo shall not be required to preserve any such right, license or franchise if the Board of Globo Cabo shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company, Globo Cabo and the Restricted Subsidiaries as a whole and that the loss thereof is not adverse in any material respect to the Noteholders; provided , further, that the foregoing shall not prohibit a sale, transfer or conveyance of a Restricted Subsidiary of the Company or Globo Cabo or any of their assets in compliance with the terms of this Indenture.

SECTION 10.15. Compliance with Laws.

Globo Cabo and each Guarantor will, and will cause each of its Subsidiaries to, comply in all material respects with all applicable requirements of law, except where the failure to comply would not have a Material Adverse Effect on Globo Cabo and the Guarantors, taken as whole, it and, without limiting the foregoing, shall conduct its operation, and cause all of its properties (owned or leased) to be, in compliance in all material respects with all applicable Environmental Laws, except such as where the failure to comply would not have a Material Adverse Effect on Globo Cabo and the Guarantors, taken as a whole.

SECTION 10.16. Maintenance of Material Licenses.

The Company, Globo Cabo and the Guarantors will, and will require each of its Subsidiaries to, preserve and maintain (or cause to be maintained in full force and effect) in full force and effect all Material Licenses, except where the failure to so preserve and maintain any of such would not have a Material Adverse Effect on the Company, Globo Cabo and the Guarantors, taken as a whole.

SECTION 10.17. Payment of Taxes and Other Claims.

The Company and Globo Cabo shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed (i) upon each of the Company and Globo Cabo or any of their respective Subsidiaries or (ii) upon the income, profits or property of the Company, Globo Cabo or any of their Restricted Subsidiaries and (b) all lawful claims for labor, material s and supplies, which, if unpaid, could reasonably be expected to become a Lien upon the property of the Company, Globo Cabo or any of the Restricted Subsidiaries; provided , however, that the Company and Globo Cabo shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim which (i) is being contested in good faith by appropriate proceedings properly instituted and diligently conducted and (ii) if unpaid, would not materially adversely affect the business, properties or financial condition of the Company, Globo Cabo and Restricted Subsidiaries, taken as a whole.

SECTION 10.18. Maintenance of Properties.

The Company and Globo Cabo shall cause all properties owned by them or any of the Restricted Subsidiaries or used or held for use in the conduct of their respective businesses to be aintained and kept in good condition, repair and working order (reasonable wear and tear excepted) and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof except where the failure to do so would not materially adversely affect the business, properties or financial condition of the Company, Globo Cabo and the Restricted Subsidiaries, taken as a whole. the Company and Globo Cabo can discontinue the maintenance of any of such properties if such discontinuance is, in the judgment of the Company or Globo Cabo, desirable in the conduct of its business or the business of any of the Restricted Subsidiaries and is not disadvantageous in any material respect to the Noteholders.

SECTION 10.19. Maintenance of Insurance.

The Company and Globo Cabo shall at all times keep their material properties and the Restricted Subsidiaries’ material properties which are of an insurable nature insured with insurers, believed by the Company and Globo Cabo in good faith to be financially sound and responsible, against loss or damage to the extent that property of similar character is usually and customarily so insured by corporations similarly situated and owning like properties (which may include selfinsurance, if reasonable and in comparable form to that maintained by companies similarly situated).

SECTION 10.20. Statement by Officers as to Default

(a)     The Company shall deliver to the Trustee, with the delivery of the Financial Statements and reports required for each Semiannual Period as described in Section 10.11, an Officers’ Certificate of the Company signed by the chairman or a chief executive officer of the Company, and by the principal financial officer or principal accounting officer of the Company, stating (i) that a review of the activities of the Company during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and (ii) that, to the knowledge of each officer signing such certificate, the Company has kept, observed, per formed and fulfilled each and every covenant and condition contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, conditions and covenants hereof (or, if a Default shall have occurred, describing all such Defaults of which such officers may have knowledge, their status and what action the Company is taking or proposes to take with respect thereto).

(b)     When any Default has occurred and is continuing, or if the Trustee or any Noteholder or the trustee for or the holder of any other evidence of Indebtedness of the Company and Globo Cabo or any Restricted Subsidiary gives any notice or takes any other action with respect to a claimed default (other than with respect to Indebtedness (other than Indebtedness evidenced by the Notes) in the principal amount of less than US$10,000,000 (or, if non-U.S. dollar denominated, the U.S. Dollar Equivalent thereof)), the Company shall promptly notify the Trustee of such Default, notice or action and shall deliver to the Trustee by registered or certified mail or by telegram, telex or facsimile transmission an Officers’ Certificate specifying such event, notice or other action within ten Business Days after the Company and Globo Cabo become aware of such occurrence and what action the Company and Globo Cabo are taking or propose to take with respect thereto.

SECTION 10.21 Books and Records.

Globo Cabo shall and shall cause each of its Restricted Subsidiaries to keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to their respective businesses and activities and shall and shall cause each of its Restricted Subsidiaries to permit representatives of any Noteholder at such Noteholder’s expense to visit and inspect any of their respective properties, to examine any of their respective books and records and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants, all at reasonable times and upon reasonable notice to Globo Cabo; provided that, so long as no Default or Event of Default has occurred and is continuing, such requests and visitations shall not interfere with or disrupt the operations of Globo Cabo or any of its Restricted Subsidiaries.

EXHIBIT 4.1

ACORDO DE ACIONISTAS DA NET SERVIÇOS DE COMUNICAÇÃO S.A. (nova denominação social da GLOBO CABO S.A.)

O presente Acordo de Acionistas é celebrado entre as partes abaixo qualificadas, a saber:

DISTEL HOLDING S.A. (nova denominação social da Globo Cabo Holding S.A.), com sede na Av. Afrânio de Melo Franco, nº 135, parte, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, inscrita no CNPJ sob o nº 00.065.376/0001-84, neste ato representada na forma do seu estatuto social, doravante denominada “DISTEL” quando referida isoladamente;

ROMA PARTICIPAÇÕES LTDA., com sede na Av. Afrânio de Melo Franco, nº 135, 5º andar, parte, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, inscrita no CNPJ sob o nº 62.143.623/0001-70, neste ato representada na forma do seu contrato social, doravante denominada “ROMAPAR” quando referida isoladamente;

GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A., com sede na Av. Afrânio de Melo Franco, nº 135, 1º andar, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, inscrita no CNPJ sob o nº 27.865.757/0001-07, neste ato representada na forma do seu estatuto social, doravante designada “GLOBOPAR” quando referida isoladamente e, em conjunto com DISTEL e ROMAPAR, as três serão referidas, conjuntamente, como “GLOBO”;

BRADESPLAN PARTICIPAÇÕES S.A., com sede na Cidade de Deus, Vila Yara, Osasco, Estado de São Paulo, inscrita no CNPJ sob o nº 61.782.769/0001-01, neste ato representada na forma do seu estatuto social, doravante designada “BRADESPLAN” quando referida isoladamente e, em conjunto com BRADESPAR S.A., as duas serão referidas, conjuntamente, como “BRADESPAR”;

BNDES PARTICIPAÇÕES S.A. - BNDESPAR, sociedade por ações, subsidiária integral do BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES, com sede em Brasília, Distrito Federal e escritório na cidade do Rio de Janeiro, Av. República do Chile, nº 100, 19ºe parte do 20º andares, Estado do Rio de Janeiro, inscrita no CNPJ sob o nº 00.383.281/0001-09, neste ato representada na forma do seu estatuto social, doravante designada “BNDESPAR” quando referida isoladamente;

MICROSOFT B.V., sociedade constituída segundo as leis da Holanda, com sede em 1119 PE Schiphol-Rijk, Holanda, doravante designada “MICROSOFT B.V.” quando referida isoladamente e, em conjunto com a MICROSOFT CORPORATION, ambas serão referidas, conjuntamente, como “MICROSOFT”;

ZERO HORA EDITORA JORNALÍSTICA S.A., com sede na Avenida Ipiranga, nº 1.075, na cidade de Porto Alegre, Estado do Rio Grande do Sul, inscrita no CNPJ sob o nº 92.821.701/0001-00, neste ato representada na forma do seu estatuto social, doravante denominada “ZERO HORA” quando referida isoladamente;

RBS PARTICIPAÇÕES S.A., com sede na Avenida Érico Veríssimo, nº 400, na cidade de Porto Alegre, Estado do Rio Grande do Sul, inscrita no CNPJ sob o nº 68.737.857/0001-22, neste ato representada na forma do seu estatuto social, doravante denominada “RBS PARTICIPAÇÕES”quando referida isoladamente e, em conjunto com a ZERO HORA, as duas serão referidas, conjuntamente, como “RBS”;

Os acima mencionados na qualidade de acionistas da NET SERVIÇOS DE COMUNICAÇÃO S.A., abaixo qualificada, todos doravante referidos em conjunto como “Acionistas do Acordo”;

e, ainda, como Intervenientes:

NET SERVIÇOS DE COMUNICAÇÃO S.A. (nova denominação social da Globo Cabo S.A.), sociedade com sede na Rua Verbo Divino, nº 1.356, 1ºandar, na cidade de São Paulo, Estado de São Paulo, inscrita no CNPJ sob o nº 00.108.786/0001-65, neste ato representada na forma do seu Estatuto Social, doravante denominada “NET SERVIÇOS” ou “COMPANHIA” quando referida isoladamente;

BRADESPAR S.A., com sede na Av. Brigadeiro Faria Lima, nº 3.064, 6º andar, na cidade de São Paulo, Estado de São Paulo, inscrita no CNPJ sob o nº 03.847.461/0001-92, neste ato representada na forma do seu estatuto social, doravante denominada “BRADESPAR S.A.”quando referida isoladamente e, em conjunto com a BRADESPLAN, as duas serão referidas, conjuntamente, como “BRADESPAR”;

MICROSOFT CORPORATION, sociedade norte-americana, com sede em One Microsoft Way, Redmond, Washington, 98052-6399, U.S.A., doravante designada “MICROSOFT CORPORATION” quando referida isoladamente e, em conjunto com a MICROSOFT B.V., ambas serão referidas, conjuntamente, como “MICROSOFT”;

NET BRASIL S.A., sociedade com sede na Avenida Brasil, nº 1.612, Jardim América, na cidade de São Paulo, Estado de São Paulo, inscrita no CNPJ sob o nº 01.007.021/0001-00, neste ato representada na forma do seu Estatuto Social, doravante denominada “NET BRASIL” quando referida isoladamente.

CONSIDERANDO QUE GLOBO, BRADESPAR, BNDESPAR, MICROSOFT e RBS são titulares, na presente data, de ações ordinárias e de ações preferenciais de emissão da NET SERVIÇOS, conforme descrito na tabela a seguir:

Acionista	Ações ON	% Capital Votante	Ações PN	% Capital Total (ON + PN)
GLOBO	68.722.497	56,71	31.822.493	35,77
BRADESPAR	16.917.760	13,96	0	6,02
BNDESPAR	9.638.056	7,95	3.992.923	2,93
MICROSOFT	10.500.000	8,66	10.500.000	7,47
RBS	11.159.034	9,21	23.227.312	12,24

CONSIDERANDO QUE GLOBO, BRADESPAR, BNDESPAR, MICROSOFT e RBS desejam vincular ao presente Acordo de Acionistas todas as Ações Ordinárias de que são ou venham a ser titulares e a BNDESPAR, a MICROSOFT e a RBS desejam vincular, adicionalmente, todas as Ações Preferenciais de que são titulares nesta data, conforme descrito na tabela acima, ao presente Acordo de Acionistas, respeitado o direito adquirido pela RBS de desvincular o montante de 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais de que é titular, as quais poderão ser negociadas nos termos previstos no presente Acordo de Acionistas;

CONSIDERANDO QUE GLOBO, BRADESPAR, BNDESPAR, MICROSOFT e RBS desejam conviver harmonicamente na NET SERVIÇOS, em prol do seu progresso e da valorização, rentabilidade e liquidez dos investimentos de capital que nela já realizaram ou vierem a realizar;

CONSIDERANDO QUE foi celebrado, em 16 de novembro de 1999, acordo de acionistas entre Globo Cabo Holding S.A., antiga denominação social de DISTEL, Majoli Participações e Comércio Ltda. (“MAJOLI”), sucedida pela BRADESPLAN, BNDESPAR e MICROSOFT, acionistas da NET SERVIÇOS naquela data, e que as partes almejam substitui-lo pelo presente Acordo de Acionistas;

CONSIDERANDO QUE foi celebrado, em 15 de setembro de 2000, contrato (“Aditivo nº 1”) entre DISTEL, BRADESPLAN, MICROSOFT e Caboparbs Participações S.A. (“CABOPARBS”), controlada pela RBS, o qual estabelece as condições para a alteração e consolidação do acordo de acionistas da NET SERVIÇOS firmado em 16 de novembro de 1999, inclusive no que se refere à inclusão da CABOPARBS entre os Investidores Qualificados e demais alterações necessárias em decorrência dessa inclusão;

CONSIDERANDO QUE foi celebrado, em 10 de abril de 2002, Protocolo de Recapitalização da Globo Cabo S/A (antiga denominação social da NET SERVIÇOS), entre DISTEL, GLOBOPAR, ROMAPAR, BRADESPAR, BRADESPLAN, RBS, BNDESPAR e GLOBO CABO S.A. (antiga denominação social da NET SERVIÇOS), com a interveniência da NET BRASIL, o qual estabelece condições para a capitalização da NET SERVIÇOS pelos referidos acionistas signatários do Protocolo, bem como consolida as alterações previstas no Aditivo nº 1 mencionado no CONSIDERANDO imediatamente anterior a este e aquelas estabelecidas na Cláusula 3 do Protocolo de Recapitalização, sendo que a obrigação de capitalização da NET SERVIÇOS pelos signatários do Protocolo de Recapitalização sujeita-se à celebração do presente Acordo de Acionistas;

CONSIDERANDO QUE os Acionistas do Acordo obrigam-se a exercer seus direitos com o objetivo de obter a classificação da NET SERVIÇOS como companhia admitida no Nível 2 da BOVESPA e, desde que observadas as condições previstas nos itens 2.1.1 e 2.1.2 do presente Acordo, aprovar a listagem das ações de emissão da NET SERVIÇOS para negociação no Novo Mercado da BOVESPA, no menor prazo possível;

CONSIDERANDO QUE é interesse comum dos acionistas deste Acordo de Acionistas que a NET SERVIÇOS, por si própria ou através de suas controladas, seja o instrumento de participação da GLOBOPAR e/ou dos Acionistas do Acordo, direta ou indiretamente, em negócios de distribuição terrestre de TV por assinatura e de distribuição de serviços de banda larga nas áreas de cobertura no Brasil;

CONSIDERANDO QUE é interesse comum dos Acionistas do Acordo dar efetividade jurídica à sua determinação conjunta de estabelecer procedimento comum nas questões que envolvam seus interesses decorrentes da participação acionária que os mesmos detêm na NET SERVIÇOS, exercendo o direito de voto de forma harmônica, valendo-se desse instrumento para orientar e estabelecer condutas que visem o desenvolvimento e o aprimoramento das atividades sociais, bem como incremento de seus resultados;

resolvem celebrar o presente Acordo de Acionistas, doravante denominado “Acordo de Acionistas”, na forma do disposto no artigo 118 e seus parágrafos da Lei nº 6.404/76, nos seguintes termos e condições.

1. DAS DEFINIÇÕES

Para os fins deste Acordo, as seguintes expressões terão o significado a elas atribuído abaixo:

“Acionistas do Acordo” significa a DISTEL, a ROMAPAR, a GLOBOPAR, a BRADESPLAN, a BNDESPAR, a MICROSOFT B.V., a RBS PARTICIPAÇÕES e a ZERO HORA (como qualificados acima), bem como quaisquer de seus respectivos sucessores ou cessionários, nos termos e conforme permitido por este Acordo de Acionistas;

“Ações Ordinárias” significa as ações ordinárias de emissão da NET SERVIÇOS detidas pelos Acionistas do Acordo, com direito a voto, representativas do capital social da NET SERVIÇOS, identificadas nos Considerandos acima, bem como quaisquer ações ordinárias que os Acionistas do Acordo venham a adquirir no futuro, por ocasião de, mas não se limitando a, subscrição em aumento de capital, bonificação, desdobramento, grupamento, conversão de debêntures em Ações Ordinárias, conversão de Ações Preferenciais em Ações Ordinárias ou permuta;

“Ações Preferenciais” significa as ações preferenciais de emissão da NET SERVIÇOS detidas pela BNDESPAR, pela MICROSOFT e pela RBS, identificadas nos Considerandos acima, bem como quaisquer ações preferenciais que vierem a ser adquiridas ou emitidas no futuro, por ocasião de, mas não se limitando a, subscrição em aumento de capital, bonificação, desdobramento ou grupamento, excluindo-se da presente definição as ações preferenciais oriundas da conversão de debêntures da 2ª emissão da NET SERVIÇOS. No caso da MICROSOFT, incluem-se no conceito de Ações Preferenciais aquelas oriundas da Opção de Compra;

“Acordo de Acionistas” significa este Acordo de Acionistas;

“Aditivo nº 1” significa o “Term Sheet” celebrado em 15 de setembro de 2000, entre DISTEL, BRADESPLAN, MICROSOFT e CABOPARBS, controlada pela RBS, o qual estabelece as condições para a alteração e consolidação do acordo de acionistas da NET SERVIÇOS, firmado em 16 de novembro de 1999, inclusive no que se refere à inclusão da CABOPARBS entre os Investidores Qualificados e demais alterações necessárias em decorrência dessa inclusão;

“BOVESPA” significa a Bolsa de Valores de São Paulo;

“Câmara de Arbitragem do Mercado” significa a câmara arbitral instituída pela BOVESPA, com base nos dispositivos da Lei nº 9.307/96;

“Competidor da NET SERVIÇOS” significa qualquer sociedade ou Parte Relacionada à mesma, “joint venture”, consórcio, associação, empreendimento estratégico ou similar (i) cujo local principal de negócios seja no Brasil; (ii) cujo principal negócio seja (a) o fornecimento de serviços de televisão a cabo no Brasil ou (b) outros serviços de comunicação de conteúdo usando rede destinada àtransmissão de programas de televisão a cabo (incluindo, mas não se limitando a serviços de conexão à internet via “banda larga”), observando-se que, exclusivamente para a MICROSOFT, não se aplica o disposto na alínea “b” desse item “ii” para fins de definição de Competidor da NET SERVIÇOS; e (iii) cujo(s) acionista(s) controlador(es) tenha(m) sua sede ou residência no Brasil, excluída desde jáda presente definição a Multitel Comunicações Ltda., sociedade detentora de licenças de televisão a cabo, enquanto a RBS for titular de participação igual ou superior a 49% (quarenta e nove por cento) de seu capital social;

“Competidor da MICROSOFT” significa qualquer sociedade ou Parte Relacionada à mesma, “joint venture”, consórcio, associação, empreendimento estratégico ou similar que realize atividades competidoras às da MICROSOFT, incluindo, sem limitação, empresas que atuem (i) na elaboração e comercialização de software para set top boxes para cabo; (ii) na elaboração e comercialização de software para servidores de redes de transmissão de dados a cabo; (iii) nos serviços de WEBTV; (iv) nos serviços de TV pak; ou (v) na provisão de conteúdo e de serviços de internet (tais como, para fins ilustrativos, Yahoo, AOL, Realnetworks, IBM, Sun Microsystems, Novell e AT&T), sendo certo que a MICROSOFT terá o direito de indicar, de tempos em tempos, outras empresas ou atividades comerciais como Competidor da MICROSOFT, sujeitas ao razoável consentimento da NET SERVIÇOS;

“Contrato de Opção de Compra e de Opção de Venda de Ações”, firmado entre a DISTEL e a BNDESPAR, tem o significado que lhe éatribuído no item 4.2;

“Controle” significa, nos termos do artigo 116 da Lei nº 6.404/76, o poder de eleger a maioria dos administradores e dirigir as atividades de determinada companhia, sendo certo que, em relação à NET SERVIÇOS, será considerado acionista controlador o Investidor Qualificado que detiver, individualmente, mais de 50% (cinqüenta por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas, observando-se as disposições especiais a respeito (i) da exigência de aprovação unânime ou por quorum qualificado, incluindo a manifestação favorável da BRADESPAR ou da BNDESPAR, ou de conselheiros por elas indicados, com relação a matérias referidas em itens específicos da Cláusula 8 e (ii) da eleição de conselheiros nos termos da Cláusula 9, respectivamente, do mesmo Acordo de Acionistas;

“Direito à Venda Conjunta (“Tag Along”)” tem o significado que lhe é atribuído na Cláusula 6 deste Acordo de Acionistas;

“Direito de Preferência” significa o direito assegurado na Cláusula 5 deste Acordo de Acionistas aos demais Acionistas do Acordo por qualquer Acionista do Acordo que desejar vender, ceder, transferir ou de qualquer forma dispor, direta ou indiretamente, da totalidade ou de parte de suas Ações Ordinárias, observadas, quando aplicáveis, certas regras especiais inclusive quanto às Ações Preferenciais tratadas neste instrumento em itens específicos;

“Endividamento Líquido” significa (i) qualquer obrigação da COMPANHIA e de suas controladas: (a) contingente ou de qualquer forma exigível por empréstimos contraídos (independentemente de direito real de garantia do credor contra todos os ativos da COMPANHIA e de suas controladas ou somente parte dos mesmos), seja na forma de antecipação de recursos, conta corrente a descoberto ou linhas de crédito; (b) evidenciada por notas promissórias (emitidas no Brasil ou no exterior), debêntures ou instrumento de natureza similar, cartas de crédito (incluindo a obrigação de compra de moeda); (c) para o pagamento de aluguel ou outros valores relacionados à compra de bens do ativo que devam ser classificados como leasing financeiro, de acordo com os princípios contábeis geralmente aceitos no Brasil, incluindo a compra diferida de bens imóveis; ou (d) decorrente de contratos de proteção contra variação das taxas de juros, contratos de câmbio, contratos de proteção contra variações cambiais ou quaisquer outros contratos de natureza similar; (ii) qualquer obrigação de terceiros de natureza similar às descritas no item (i) acima, no qual a COMPANHIA e suas controladas tenham prestado garantia ou que de outra forma venham a ser obrigação da COMPANHIA e de suas controladas; e (iii) outra obrigação garantida por ônus ou gravame sobre os bens ou ativos da COMPANHIA e de suas controladas, independentemente de ditas obrigações garantidas terem sido assumidas pela COMPANHIA e/ou suas controladas, deduzidas de (i), (ii) e (iii) as disponibilidades financeiras, entendidas como tal a conceituação do artigo 179, I, da Lei nº 6.404/76;

“EBITDA” consolidado anualizado significa a soma de: (i) lucro (prejuízo) depois da provisão para o imposto de renda e contribuição social; (ii) despesa financeira líquida; (iii) provisão para imposto de renda e contribuição social; (iv) depreciações e amortizações; (v) outras despesas líquidas não operacionais; (vi) prejuízos decorrentes de participações minoritárias nos resultados de empresas com demonstrações consolidadas; e (vii) prejuízo nos resultados de coligadas (ou seja, empresas nas quais a COMPANHIA tenha participação acionária entre 20% e 50%, sempre determinados de acordo com os princípios contábeis geralmente aceitos no Brasil), do balanço patrimonial consolidado da COMPANHIA, do último trimestre auditado, multiplicado por 4 (quatro);

“Estatuto Social” significa o estatuto social consolidado da NET SERVIÇOS, aprovado pelos acionistas reunidos na Assembléia Geral Extraordinária realizada em 13 de junho de 2002;

“Investidor Qualificado” significa GLOBO, BRADESPAR, BNDESPAR, MICROSOFT e RBS , enquanto os mesmos detiverem a participação acionária mínima referida no item 14.2 do presente Acordo de Acionistas;

“Matérias Relevantes de Assembléia Geral” significa as matérias de competência da Assembléia Geral de Acionistas da NET SERVIÇOS, como estabelecido na Cláusula 8 deste Acordo de Acionistas, as quais são consideradas, pelos Acionistas do Acordo, como relevantes e, portanto, sujeitas à deliberação de Reunião Prévia com quorum qualificado, de acordo com o item 8.4 do presente Acordo de Acionistas;

“Novo Mercado” significa o segmento especial de listagem de ações da Bolsa de Valores de São Paulo – BOVESPA, destinado à negociação de ações emitidas por empresas que se comprometem, voluntariamente, com a adoção de práticas de governança corporativa e transparência na prestação de informações periódicas e eventuais adicionais em relação ao que é exigido pela legislação aplicável, conforme estabelecido no Regulamento de Listagem do Novo Mercado da BOVESPA;

“Nível 2” significa o segmento especial de listagem de ações da Bolsa de Valores de São Paulo – BOVESPA, destinado à negociação de ações emitidas por empresas que adotam um conjunto amplo de práticas diferenciadas de governança corporativa e de direitos adicionais para os acionistas minoritários, conforme estabelecido no Regulamento dos Níveis Diferenciados de Governança Corporativa da BOVESPA;

“Obrigação à Venda Conjunta (“Drag Along”)” tem o significado que lhe é atribuído na Cláusula 7 deste Acordo de Acionistas;

“Opção de Compra”, firmada entre DISTEL e MICROSOFT CORPORATION, tem o significado que lhe é atribuído no item 4.2;

“Partes Relacionadas” ou “Parte Relacionada” significa, com relação a qualquer um dos Acionistas do Acordo, a qualquer tempo, qualquer (quaisquer) outra(s) pessoa(s) que o controle(m), que seja(m) pelo mesmo controlada(s) ou que esteja(m) sob Controle comum do mesmo Acionista do Acordo;

“Protocolo de Recapitalização” significa o protocolo, firmado em 10 de abril de 2002, pela DISTEL, GLOBOPAR, ROMAPAR, BRADESPAR, BRADESPLAN, RBS PARTICIPAÇÕES, BNDESPAR e GLOBO CABO S.A. (antiga denominação social da NET SERVIÇOS), com a interveniência da NET BRASIL, mediante o qual os acionistas signatários comprometem-se a realizar aportes de capital na NET SERVIÇOS nos termos e condições ali previstos, bem como seus respectivos aditamentos;

“Registration Rights Agreement” significa o contrato, firmado em 16 de novembro de 1999, entre GLOBO CABO S.A. (antiga denominação social da NET SERVIÇOS) e MICROSOFT, em conformidade com as leis e regulamentos do direito norte-americano;

“Reunião Prévia” tem o significado que lhe é atribuído no item 8.2 deste Acordo de Acionistas;

“Reunião do Conselho de Administração” têm o significado que lhe é atribuído no item 8.1 deste Acordo de Acionistas;

“Transferência” (e seus derivados verbais) significa a venda, promessa de venda, alienação, cessão, usufruto, outorga de opção de compra ou de venda, permuta, conferência ao capital de outra sociedade, transferência ou qualquer outra forma de perda de titularidade, alienação ou oneração, direta ou indireta, de qualquer das Ações Ordinárias detidas, direta ou indiretamente, a qualquer tempo, pelos Acionistas do Acordo, bem como dos direitos inerentes a essas Ações Ordinárias, incluindo, entre outros, os direitos de voto e de subscrição, observadas, enquanto aplicáveis, certas regras especiais inclusive quanto às Ações Preferenciais tratadas neste instrumento em itens específicos.

2. DO NOVO MERCADO

2.1. Os Acionistas do Acordo obrigam-se a aprovar, no menor prazo possível e observadas as condições previstas nos itens 2.1.1 e 2.1.2 abaixo, a listagem das ações de emissão da COMPANHIA para negociação no Novo Mercado da BOVESPA.

2.1.1. Tendo em vista que a listagem das ações da COMPANHIA para negociação no Novo Mercado da BOVESPA implica a conversão compulsória de todas as ações preferenciais da COMPANHIA em ações ordinárias, bem como o conseqüente direito de recesso dos acionistas titulares de ações preferenciais, a obrigação assumida pelos Acionistas do Acordo, de acordo com o disposto no item 2.1 acima, não prejudica o disposto no artigo 137, parágrafo 3º, da Lei nº 6.404/76, no que se refere à faculdade de a COMPANHIA reconsiderar a decisão na hipótese de o pagamento do valor de reembolso das ações aos acionistas dissidentes representar riscos para a estabilidade financeira da COMPANHIA, o que deverá ser submetido à deliberação da Assembléia Geral e será considerada como Matéria Relevante de Assembléia Geral, para os fins do disposto no item 8.4 do presente Acordo.

2.1.2. Adicionalmente, a listagem das ações de emissão da COMPANHIA para negociação no Novo Mercado está condicionada à aprovação em assembléia especial de preferencialistas e à obtenção de todas as autorizações necessárias, a fim de: (i) evitar o descumprimento contratual pela COMPANHIA de quaisquer compromissos ou obrigações já contraídas; (ii) evitar que sejam provocados eventos contratuais danosos ao fluxo financeiro da COMPANHIA, como o vencimento antecipado de dívidas; bem como (iii) evitar o descumprimento de garantias ou obrigações assumidas pelos Acionistas do Acordo em contratos que envolvam a COMPANHIA.

2.2. Em decorrência do previsto no item 2.1 acima, os Acionistas do Acordo comprometem-se a exercer seu direito de voto para fazer com que a NET SERVIÇOS, seus administradores e os próprios Acionistas do Acordo atendam a todos os requisitos exigidos pela BOVESPA para a listagem das ações da COMPANHIA para negociação no Novo Mercado, incluindo mas não se limitando a:

(a)

conversão compulsória de todas as ações preferenciais de emissão da NET SERVIÇOS em ações ordinárias, como condição prévia para a listagem de suas ações para negociação no Novo Mercado. Dessa forma, a partir da data da efetiva listagem das ações da NET SERVIÇOS para negociação no Novo Mercado, as ações preferenciais vinculadas ao presente Acordo de Acionistas serão convertidas em ações ordinárias e, portanto, toda e qualquer referência feita neste Acordo de Acionistas a Ações Preferenciais deixará de ser aplicável e tais ações passarão, automaticamente, a serem submetidas à disciplina aqui estabelecida para as Ações Ordinárias;

(b)

aditamento da escritura da 2ª emissão pública de debêntures da COMPANHIA, do Contrato de Opção de Compra e de Opção de Venda de Ações firmado entre DISTEL e BNDESPAR e da Opção de Compra contratada entre MICROSOFT CORPORATION e DISTEL, definidos no item 4.2. do presente Acordo de Acionistas, a fim de refletir a conversão compulsória de ações preferenciais em ações ordinárias de que trata a alínea “a” acima. Como resultado das alterações previstas nesta alínea “b”, as ações ordinárias adquiridas pelo exercício das opções de compra pela GLOBO e/ou pela MICROSOFT estarão vinculadas ao presente Acordo de Acionistas e, conseqüentemente, sujeitas à disciplina aqui estabelecida para as Ações Ordinárias;

(c)

aprovação das mudanças necessárias no atual programa de American Depositary Receipts, em decorrência da obrigação imposta à NET SERVIÇOS para que tenha seu capital social dividido exclusivamente em ações ordinárias, mudanças estas que incluem a criação de novo programa de American Depositary Receipts exclusivo para as ações ordinárias, como condição prévia para a listagem de suas ações para negociação no Novo Mercado; e

(d)

aprovação de alterações no Estatuto Social da NET SERVIÇOS, de forma a compatibilizar as disposições estatutárias com aquelas exigidas pela BOVESPA para listagem de ações para negociação no Novo Mercado.

2.3. Os Acionistas do Acordo comprometem-se ainda a envidar seus melhores esforços para adequar o Estatuto Social da NET SERVIÇOS, o presente Acordo de Acionistas, bem como os demais documentos aplicáveis no que se fizer necessário para refletir as disposições do Novo Mercado da BOVESPA.

3. DO NÍVEL 2 DA BOVESPA

3.1. Os Acionistas do Acordo reconhecem e se comprometem a seguir as regras estabelecidas pela BOVESPA para as companhias do Nível 2, e certificar-se de que, na hipótese de alienação do Controle da NET SERVIÇOS, seja por meio de uma única operação, seja por meio de operações sucessivas, o contrato de alienação do Controle que venha a ser celebrado por qualquer dos Acionistas do Acordo deveráprever expressamente, sob condição suspensiva ou resolutiva, que o adquirente do Controle da NET SERVIÇOS obriga-se a concretizar, no prazo máximo de 90 (noventa) dias, oferta pública de aquisição das ações ordinárias e preferenciais detidas por todos os demais acionistas da NET SERVIÇOS, pelo mesmo preço por ação pago para adquirir o Controle da NET SERVIÇOS, de forma a assegurar aos demais acionistas da COMPANHIA tratamento igual àquele dado ao acionista controlador alienante do Controle.

4. DAS AÇÕES VINCULADAS AO ACORDO

4.1. Este Acordo de Acionistas vincula todas as Ações Ordinárias e, no caso da BNDESPAR, da MICROSOFT e da RBS, também as Ações Preferenciais, representativas do capital social da NET SERVIÇOS, que os Acionistas do Acordo detenham ou venham a deter, pelo que ficam as mesmas sujeitas a todas as estipulações constantes deste Acordo de Acionistas, inclusive sobre a respectiva Transferência, preferência para sua aquisição, Direito e Obrigação de Venda Conjunta e exercício do direito de voto.

4.1.1. A RBS adquiriu, em 13 de setembro de 2001, o direito de desvincular do presente Acordo de Acionistas o total de 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais de que é titular, as quais poderão ser alienadas mediante operações em Bolsas de Valores, bem como mediante oferta pública, com registration rights, contando com total colaboração da NET SERVIÇOS e seus colaboradores. Portanto, na data de assinatura do presente Acordo de Acionistas, a RBS têm o direito de desvincular do presente Acordo de Acionistas o montante de 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais de que é titular, ficando as demais Ações Preferenciais de que é titular, conforme consta na tabela descrita no primeiro Considerando deste Acordo de Acionistas, vinculadas ao presente Acordo de Acionistas e, portanto, somente poderão ser objeto de negociação observado o disposto nos itens 5.12 a 5.14 da Cláusula 5 deste Acordo de Acionistas.

4.2. Os Acionistas do Acordo, neste ato, declaram e garantem que são proprietários e legítimos possuidores das Ações Ordinárias, e no caso da BNDESPAR, da MICROSOFT e da RBS, também das Ações Preferenciais, bem como que as mesmas se encontram livres e desembaraçadas de todos e quaisquer ônus, gravames e/ou direitos, judiciais ou extrajudiciais, inclusive penhor, caução, seqüestro, arresto, usufruto, promessas, opções de compra ou de venda, ou qualquer outro ônus ou gravame, de qualquer espécie ou natureza, com exceção (i) do disposto no item 4.2.1 abaixo; (ii) da opção de compra e de venda sobre as ações ordinárias e ações preferenciais de emissão da NET SERVIÇOS (“Contrato de Opção de Compra e de Opção de Venda de Ações”), firmada entre a DISTEL e a BNDESPAR em 14 de dezembro de 1999, tendo como intervenientes a MAJOLI, a MICROSOFT B.V., a MICROSOFT CORPORATION e a GLOBO CABO S.A. (antiga denominação social da NET SERVIÇOS); e (iii) da opção de compra e de venda sobre Ações Preferenciais (“Opção de Compra”), firmada entre a DISTEL e a MICROSOFT CORPORATION em 16 de novembro de 1999.

4.2.1. A ROMAPAR declara que estão caucionadas em favor do Banco Nacional de Desenvolvimento Econômico e Social — BNDES, 37.194.802 (trinta e sete milhões, cento e noventa e quatro mil, oitocentas e duas) Ações Ordinárias da NET SERVIÇOS detidas pela ROMAPAR, sendo (i) 16.906.728 (dezesseis milhões, novecentos e seis mil, setecentas e vinte e oito) Ações Ordinárias, por força do Aditivo nº 1 ao Contrato de Financiamento Mediante Abertura de Crédito nº 97.2.436.5.1, de 01 de dezembro de 1997; (ii) 4.057.615 (quatro milhões, cinqüenta e sete mil, seiscentas e quinze) Ações Ordinárias, por força do Aditivo nº 1 ao Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.039.5.1, de 31 de março de 1998; (iii) 9.298.701 (nove milhões, duzentos e noventa e oito mil, setecentas e uma) Ações Ordinárias, por força do Aditivo nº 1 ao Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.040.5.1, de 31 de março de 1998; e (iv) 6.931.758 (seis milhões, novecentos e trinta e um mil, setecentas e cinqüenta e oito) Ações Ordinárias, por força do Aditivo nº 1 ao Contrato de Financiamento Mediante Abertura de Crédito nº 97.2.101.5.1, de 05 de junho de 1997.

5. DO DIREITO DE PREFERÊNCIA E DA TRANSFERÊNCIA DAS AÇÕES

5.1. Os Acionistas do Acordo reconhecem que a parceria necessária à consolidação dos objetivos aqui referidos deverá basear-se, principalmente, no seu relacionamento de confiança. As Ações Ordinárias da COMPANHIA não poderão ser Transferidas, oneradas ou gravadas, durante a vigência deste Acordo, direta ou indiretamente, exceto para Partes Relacionadas, sem a observância do disposto nesta Cláusula. A efetivação de qualquer negócio jurídico tendo por objeto as Ações Preferenciais detidas pela BNDESPAR, pela MICROSOFT e pela RBS, observado o disposto no item 4.1.1, deverá respeitar o disposto em todos os itens desta Cláusula 5, inclusive o disposto nos itens 5.7 e 5.8, no caso da BNDESPAR, itens 5.10 e 5.11, no caso da MICROSOFT, e nos itens 5.12 a 5.14, no caso da RBS.

5.2. Sem prejuízo das regras estabelecidas nos itens 5.3 a 5.15 abaixo, na hipótese de qualquer dos Acionistas do Acordo desejar efetuar a Transferência de parte ou da totalidade das Ações Ordinárias, e no caso da BNDESPAR e da RBS também das Ações Preferenciais, de sua propriedade a um terceiro, deverá observar as seguintes regras, exceção feita à MICROSOFT, à qual não se aplicam as disposições deste item 5.2 e seus subitens, aplicando-se entretanto as disposições dos itens 5.3 e seguintes desta Cláusula 5:

(a)

os Acionistas do Acordo concordam desde já e se obrigam a não vender e/ou ofertar à venda, durante o prazo de 90 (noventa) dias contado da data da publicação do primeiro anúncio de início de distribuição pública das ações objeto da oferta pública de ações referida no Protocolo de Recapitalização (“Lock-up”), quaisquer das ações de emissão da COMPANHIA de que eram titulares na data da celebração do referido Protocolo. A vedação de que trata esta alínea não se aplica (i) a Transferências realizadas entre cada um dos Acionistas do Acordo e suas respectivas Partes Relacionadas; (ii) à RBS, ZERO HORA e suas Partes Relacionadas, que poderão dispor de qualquer forma, incluindo mas não se limitando a operações em Bolsas de Valores, com registration rights e colaboração da COMPANHIA e de seus acionistas controladores, operações de empréstimo de ações de emissão da Companhia, bem como caucionar ou de outra forma onerar, inclusive em operações com derivativos, durante e após o prazo do Lock-up, agindo de forma coordenada com a COMPANHIA, seus Acionistas e com os bancos coordenadores da oferta pública de ações objeto do Protocolo de Recapitalização, sem que tal forma de atuação seja interpretada como limitador de direitos da RBS e da ZERO HORA, o total de até 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais, ações essas sobre as quais a RBS adquiriu, em setembro de 2001, o direito de desvincular as mesmas do presente Acordo de Acionistas; e (iii) à GLOBO, que poderá dispor, incluindo mas não se limitando à venda em bolsa de valores, caucionar ou de qualquer outra forma onerar suas ações preferenciais de emissão da COMPANHIA, bem como caucionar suas Ações Ordinárias de emissão da COMPANHIA, observando-se, entretanto, que tais ações ordinárias sujeitam-se ao Lock-up de 90 (noventa) dias aqui definido, com o objetivo de captar recursos para honrar o compromisso de subscrição de ações previsto no Protocolo de Recapitalização, com estrita observância das regras de preservação do valor das ações no mercado e agindo de forma coordenada com a COMPANHIA e com os Acionistas do Acordo. A RBS, a ZERO HORA, suas Partes Relacionadas e/ou a GLOBO, ao exercerem a prerrogativa de que tratam os itens “ii” e “iii” acima, devem observar que tal exercício não poderá prejudicar o resultado satisfatório do processo de recapitalização previsto no Protocolo de Recapitalização, incluindo a emissão pública de ações da COMPANHIA. Não obstante o Lock-up aqui definido, os Acionistas do Acordo concordam desde já e aceitam que a RBS poderá vender ações preferenciais a serem por ela subscritas em decorrência de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização, até o montante equivalente a, aproximadamente, R$25.000.000,00 (vinte e cinco milhões de reais) na data de subscrição, sem sujeitar-se às regras de Lock-up, venda coordenada ou de Direito de Preferência, previstas no presente Acordo de Acionistas;

(b)

durante o prazo de 18 meses a contar do final do prazo de Lock-up de 90 dias, os Acionistas do Acordo obrigam-se a somente efetuar a venda de suas ações vinculadas ao presente Acordo de Acionistas caso a referida venda seja realizada na forma de venda coordenada com os demais Acionistas do Acordo;

(c)

após o prazo de 18 meses estabelecido na alínea “b” acima, os Acionistas do Acordo terão o direito de dispor de suas ações vinculadas ao Acordo de Acionistas por meio de negociações privadas, respeitado o Direito de Preferência dos demais Acionistas do Acordo, podendo ainda incluir a transferência de todos os direitos e deveres previstos no presente Acordo de Acionistas, exceto aqueles personalíssimos aplicáveis à BNDESPAR, como órgão institucional de fomento;

(d)

o direito de preferência e os demais procedimentos previstos na alínea “c” acima não serão aplicáveis (i) à BNDESPAR, na venda realizada em bolsa ou por meio de oferta pública de suas ações preferenciais oriundas da conversão das debêntures da 2ª emissão pública da COMPANHIA e das ações a serem adquiridas como resultado de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização; e (ii) à Transferência das 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais detidas pela RBS, sobre as quais a RBS adquiriu, em setembro de 2001, o direito de desvincular as mesmas do presente Acordo de Acionistas conforme definido no item 4.1.1 do presente Acordo de Acionistas, bem como das 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais que a RBS terá o direito de desvincular do presente Acordo de Acionistas após 08 de setembro de 2002, cuja Transferência fica sujeita ao disposto nos itens 5.12 a 5.14 desta Cláusula 5, não se aplicando, ainda, à Transferência de ações preferenciais de emissão da COMPANHIA, no montante aproximado de R$25.000.000,00 (vinte e cinco milhões de reais), a serem adquiridas pela RBS em decorrência de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização;

(e)

adicionalmente ao Direito de Preferência estabelecido na alínea “c” acima, toda e qualquer disposição, transferência, venda ou oneração, a que título for, das ações vinculadas a este Acordo de Acionistas, que envolva a transferência de todos os direitos e deveres aqui previstos, estará sujeita ao poder de veto da GLOBO no que se refere à adesão do adquirente ao presente Acordo de Acionistas, caso o referido adquirente seja concorrente da GLOBO ou de suas partes relacionadas, conforme avaliação de boa fé a ser adotada pela GLOBO. Caso a GLOBO decida, de boa fé, vetar a venda de ações de qualquer outro Acionista do Acordo para concorrente, tal Acionista do Acordo ainda assim poderá realizar a venda, mas sem a transferência dos direitos e obrigações deste Acordo de Acionistas, e o concorrente não poderá participar na gestão e administração da COMPANHIA, incluindo participação no seu Conselho de Administração, enquanto ficar caracterizada a sua participação direta ou indireta na gestão e administração de negócio ou empresa concorrente da GLOBO, de suas partes relacionadas ou da COMPANHIA. Na hipótese de veto pela GLOBO, poderá o Acionista do Acordo realizar a venda ao concorrente sem a transferência dos direitos e obrigações deste Acordo de Acionistas ou, alternativamente, realizar oferta pública de igual número de ações, contando com registration rights e a colaboração da COMPANHIA.

5.3. Sem prejuízo das regras previstas no item 5.2 acima, na hipótese de qualquer dos Acionistas do Acordo desejar efetuar a Transferência de parte ou da totalidade das Ações Ordinárias, e no caso da BNDESPAR, da MICROSOFT e da RBS também das Ações Preferenciais, observado o disposto no item 5.4 desta Cláusula 5, de sua propriedade a um terceiro (o “Proponente”), aquele deveránotificar, por escrito, os demais Acionistas do Acordo, especificando na notificação para o exercício do Direito de Preferência (a “Notificação”): (i) o nome e a qualificação do Proponente e, no caso de o Proponente ser uma sociedade, a Notificação deveráidentificar também os respectivos acionistas ou sócios que detenham, direta ou indiretamente, o controle do Proponente e/ou participações societárias que representem 10% (dez por cento) ou mais de seu capital votante e/ou de seu capital total; (ii) preço e condições de pagamento; (iii) lote de ações a serem adquiridas (as “Ações Ofertadas”); (iv) outras condições e termos relevantes da proposta (a “Proposta”) e (v) manifestação do acionista ofertante (o “Acionista Ofertante”) quanto à aceitação da proposta.

5.3.1. Os outros Acionistas do Acordo terão 30 (trinta) dias, a contar da data do recebimento da Notificação, para manifestar ao Acionista Ofertante, por escrito, o seu interesse em exercer, proporcionalmente ao total de sua participação nas Ações Ordinárias e Ações Preferenciais, excluída a participação do Acionista Ofertante, o Direito de Preferência para aquisição das Ações Ofertadas, nos mesmos termos e condições da Proposta, de acordo com as seguintes regras e procedimentos:

5.3.2. Caso qualquer um dos Acionistas do Acordo não manifeste, no prazo a que se refere o item 5.3.1 acima, o interesse no exercício do Direito de Preferência para a aquisição das Ações Ofertadas ou não o exerça efetivamente, as Ações Ordinárias e as Ações Preferenciais que a ele(s) caberia(m) serão rateadas e ofertadas, na proporção aqui estabelecida, aos demais Acionistas do Acordo, os quais poderão exercer o Direito de Preferência e adquirir a totalidade das Ações Ofertadas ou, alternativamente, desistir da aquisição de tais Ações Ofertadas, não exercendo assim o Direito de Preferência para aquisição dessas ações, as quais serão então adquiridas pelo Proponente, conforme disposto no item 5.3.4 abaixo.

5.3.3. No prazo de até 30 (trinta) dias a contar da data do recebimento da manifestação positiva dos Acionistas do Acordo, as Ações Ofertadas deverão ser transferidas aos Acionistas do Acordo que houverem exercido o Direito de Preferência, mediante pagamento do respectivo preço, nos termos e condições da Proposta.

5.3.4. Após o prazo para manifestação do exercício do Direito de Preferência, transcorrido esse prazo sem manifestação de qualquer dos demais Acionistas do Acordo ou ocorrendo a desistência nos termos do item 5.3.2 acima, o Acionista Ofertante poderá então transferir as Ações Ofertadas ao Proponente, nos mesmos termos e condições estabelecidos na Proposta.

5.3.5. Em qualquer hipótese, se a Proposta for alterada em qualquer dos seus termos, o Acionista Ofertante deverá notificar novamente os demais Acionistas do Acordo, repetindo o procedimento disposto neste item 5.3. e respectivos subitens.

5.3.6. Caso o Acionista Ofertante não transfira as Ações Ofertadas ao Proponente no prazo de 90 (noventa) dias contados da Notificação, restabelecer-se-á o Direito de Preferência, repetindo-se o procedimento disposto neste item 5.3. e respectivos subitens.

5.3.7. Aplicam-se as disposições do Direito de Preferência aqui previsto à Transferência dos direitos de subscrição de Ações Ordinárias e, no caso da BNDESPAR, da MICROSOFT e da RBS também de Ações Preferenciais, oriundos de aumento de capital e emissão de bônus de subscrição em Ações Ordinárias e Ações Preferenciais da NET SERVIÇOS, sendo reduzidos para 15 (quinze) dias os prazos dos itens 5.3.1 e 5.3.3.

5.4. O Direito de Preferência e os demais procedimentos previstos no item 5.3 e respectivos subitens acima não serão aplicáveis (i) àBNDESPAR, na venda realizada em bolsa ou por meio de oferta pública de suas ações preferenciais oriundas da conversão das debêntures da 2ª emissão pública da COMPANHIA e das ações a serem adquiridas como resultado de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização, e (ii) à Transferência das 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais detidas pela RBS, sobre as quais a RBS adquiriu, em setembro de 2001, o direito de desvincular as mesmas do presente Acordo de Acionistas conforme definido no item 4.1.1 do presente Acordo de Acionistas, bem como das 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais que a RBS terá o direito de desvincular do presente Acordo de Acionistas após 08 de setembro de 2002, cuja Transferência fica sujeita ao disposto nos itens 5.12 a 5.14 desta Cláusula 5, não se aplicando, ainda, à Transferência de ações preferenciais de emissão da COMPANHIA, no montante aproximado de R$25.000.000,00 (vinte e cinco milhões de reais), a serem adquiridas pela RBS em decorrência de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização.

5.5. As restrições à Transferência das Ações Ordinárias aqui previstas não se aplicam (i) à transferência fiduciária de 1 (uma) ação pelos Acionistas do Acordo a cada um dos membros do Conselho de Administração da NET SERVIÇOS e (ii) às Transferências ocorridas entre a DISTEL, ROMAPAR, GLOBOPAR, BRADESPLAN, BRADESPAR S.A., BNDESPAR, MICROSOFT B.V., MICROSOFT CORPORATION, RBS PARTICIPAÇÕES, ZERO HORA e respectivas Partes Relacionadas, inclusive no prazo de Lock-up de que trata o item 5.2. As restrições às Transferências previstas nesta Cláusula 5 não impedem a MICROSOFT de realizar, em boa-fé, operações de hedge (incluindo operações de derivativos) com um ou mais bancos de investimento de reconhecimento internacional, como forma de se proteger das oscilações do preço de mercado das Ações Preferenciais, desde que referidas operações não resultem em qualquer Transferência das Ações Preferenciais sem observância do disposto nesta Cláusula 5. Com o objetivo de evitar qualquer dúvida de interpretação, reafirma-se que, em nenhuma hipótese, referida operação de hedge dará direito à MICROSOFT de transferir a titularidade das Ações Preferenciais em qualquer tempo antes de transcorrido o tempo em que a MICROSOFT estará autorizada a realizar a Transferência das Ações Preferenciais, de acordo com o disposto nesta Cláusula 5.

5.6. Caso sejam transferidas Ações Ordinárias ou Ações Preferenciais para Partes Relacionadas nos termos do item 5.5. acima, (i) a Parte Relacionada se sub-rogará em todos os direitos e obrigações do Acionista do Acordo que lhe transferiu as ações, aderindo ao presente Acordo de Acionistas, e (ii) em caso de alteração no Controle da Parte Relacionada, os Acionistas do Acordo terão o direito de exercer o Direito de Preferência para adquirir as ações de emissão da NET SERVIÇOS de titularidade da Parte Relacionada, a qual fica obrigada a vender suas ações de emissão da NET SERVIÇOS para os Acionistas do Acordo, em conformidade com os procedimentos definidos no item 5.3 e seus respectivos subitens, sendo o preço fixado por instituição financeira de primeira linha, a qual procederá à avaliação das participações acionárias detidas pela Parte Relacionada na NET SERVIÇOS.

5.7. Qualquer Transferência das Ações Ordinárias e das Ações Preferenciais, de direitos de subscrição, bônus de subscrição, debêntures conversíveis ou permutáveis em Ações Ordinárias e Ações Preferenciais, ou quaisquer outros valores mobiliários que atribuam, direta ou indiretamente, participações no capital da NET SERVIÇOS, contrariando o disposto neste Acordo de Acionistas, seránula de pleno direito, ficando a NET SERVIÇOS impedida de executar a Transferência ou averbação nos registros dos referidos valores mobiliários, ressalvada a hipótese de alienação das Ações Ordinárias e Ações Preferenciais da BNDESPAR, no âmbito do Contrato de Opção de Compra e de Opção de Venda de Ações definido no item 4.2. do presente Acordo de Acionistas, ao qual não se aplicam as regras do Direito de Preferência previstas neste item.

5.8. Fica acordado entre os Acionistas do Acordo que a BNDESPAR, a seu único e exclusivo critério, poderá, observadas as disposições do Contrato de Opção de Compra e de Opção de Venda de Ações, vender em bolsa, sob condição suspensiva ou por meio de oferta pública, a totalidade ou parte das Ações Ordinárias e Ações Preferenciais de sua propriedade, sendo certo que, em qualquer caso, a BNDESPAR deverá (i) comunicar aos demais Acionistas do Acordo, com 15 (quinze) dias de antecedência, a intenção de venda de suas Ações Ordinárias e Ações Preferenciais; e (ii) respeitar o Direito de Preferência previsto nesta Cláusula 5, cujo prazo terá como termo inicial a data da venda das Ações Ordinárias e Ações Preferenciais sob condição suspensiva, fazendo constar essa condição do edital respectivo. Exercido o Direito de Preferência por qualquer um dos Acionistas do Acordo, a venda sob condição suspensiva a que se refere este item será considerada definitivamente prejudicada, devendo esta estipulação constar do edital de venda, não estando sujeita a tal procedimento a venda das ações preferenciais oriundas da conversão das debêntures da 2ª emissão pública da COMPANHIA pela BNDESPAR e das ações a serem adquiridas pela BNDESPAR como resultado de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização.

5.9. BNDESPAR, observadas as disposições do Contrato de Opção de Compra e de Opção de Venda de Ações, BRADESPAR, MICROSOFT e RBS têm assegurado, ao seu exclusivo critério, a partir de 16 de novembro de 2002, o direito de proceder a oferta pública das Ações Preferenciais no mercado de valores mobiliários norte-americano, e, para este propósito, BNDESPAR, BRADESPAR, MICROSOFT e RBS estão tituladas a, após o término do prazo acima referido: (i) incluir suas Ações Preferenciais em qualquer oferta pública que a NET SERVIÇOS venha a realizar, no mercado norte-americano; ou (ii) solicitar que a NET SERVIÇOS, uma única vez a cada 12 (doze) meses, adote todas as medidas e providências necessárias para que as referidas Ações Preferenciais sejam registradas para fins de oferta pública no mercado norte-americano. Nas circunstâncias descritas neste item não se aplica o Direito de Preferência estabelecido no item 5.3 deste Acordo de Acionistas. O direito descrito em (i) e (ii) acima fica condicionado à assinatura, pelas partes interessadas, de documentos específicos, de acordo com as leis e regulamentos do direito norte-americano, substancialmente nos termos do Registration Rights Agreement que MICROSOFT e GLOBO CABO S.A. (antiga denominação social da NET SERVIÇOS) celebraram em 16 de novembro de 1999, sendo que a BNDESPAR, a BRADESPAR, a RBS, e a NET SERVIÇOS poderão firmar o referido documento em qualquer data futura requerida por qualquer desses Acionistas do Acordo. NET SERVIÇOS e MICROSOFT concordam desde já em aditar o Registration Rights Agreement, para que qualquer referência a ações preferenciais da COMPANHIA passe a ser considerada uma referência a ações ordinárias, na mesma quantidade, após a conversão de suas ações preferenciais em ações ordinárias e a listagem das ações da COMPANHIA para negociação no Novo Mercado da BOVESPA.

5.9.1. Caso as Ações Ordinárias da NET SERVIÇOS venham a ser registradas no mercado de valores mobiliários norte-americano, aplicar-se-ão às Ações Ordinárias detidas pela BRADESPAR, BNDESPAR, MICROSOFT e RBS as mesmas disposições (i) e (ii) do item 5.9 acima.

5.9.2. Os mesmos direitos estabelecidos no item 5.9 acima, no que for aplicável, são assegurados à BRADESPAR, à RBS e à BNDESPAR em relação ao mercado de títulos e valores mobiliários brasileiro, observadas, inclusive, também no que for aplicável para o mercado de títulos e valores mobiliários brasileiro, as disposições do item 2.2.3 do Registration Rights Agreement.

5.10. As Ações Ordinárias e as Ações Preferenciais detidas pela MICROSOFT não poderão ser objeto de Transferência aos demais Acionistas do Acordo ou a terceiros, exceto se para Partes Relacionadas da MICROSOFT, até a data de 16 de novembro de 2002. Essa restrição não será aplicável caso a NET SERVIÇOS, apesar da objeção razoavelmente fundamentada da MICROSOFT, nos casos (i) e (ii) abaixo e apesar da objeção da MICROSOFT, ainda que não fundamentada, no caso (iii), adote qualquer das medidas referidas abaixo. A objeção da MICROSOFT dar-se-á através de voto consignado em Reunião Prévia ou em ata de Reunião do Conselho de Administração, conforme o caso:

(i) por duas vezes, adote qualquer ação listada nas alíneas (d), (g) e (1) do item 8.5; ou

(ii) uma única vez, adote duas de qualquer das ações listadas nas alíneas (d), (g), (h), e (1) do item 8.5; ou

(iii) por uma única vez, adote qualquer ação listada nas alíneas (f) e (i) do item 8.5.

Verificada qualquer situação acima enquanto a MICROSOFT for um Investidor Qualificado, a MICROSOFT poderá transferir as suas Ações Ordinárias e Ações Preferenciais a qualquer tempo, a qualquer pessoa, observando-se, todavia, as restrições descritas nos itens 5.10.1 e 5.10.2 abaixo. A NET SERVIÇOS, nos termos do art. 40 da Lei nº 6.404/76, informará, no prazo de 5 (cinco) dias da data de assinatura deste instrumento, à instituição financeira, para que proceda às anotações da restrição de que trata o presente item do Acordo de Acionistas.

5.10.1. A MICROSOFT não poderá alienar as suas Ações Ordinárias e Ações Preferenciais para qualquer Competidor da NET SERVIÇOS.

5.10.2. A proibição de venda das Ações Ordinárias e das Ações Preferenciais a qualquer Competidor da NET SERVIÇOS de que trata o item 5.10.1 acima não se aplica se referida venda for feita em bolsa de valores dos Estados Unidos ou na NASDAQ, após o registro de que trata o item 5.9 acima, desde que feita em quantidade compatível com aquela negociada anteriormente neste mercado e desde que os termos e condições da venda (inclusive o preço, a quantidade de ações e a identidade do comprador) não tenham sido previamente negociados entre a MICROSOFT (ou por seus representantes a qualquer título) e o comprador das respectivas Ações Ordinárias e Ações Preferenciais. Qualquer venda de ações em bloco (“block-trade”) deverá ser realizada com tal dispersão que o volume a ser adquirido por um único investidor não seja incompatível com o conceito de proibição de venda à Competidor da NET SERVIÇOS.

5.11. Caso a MICROSOFT venha a exercer a opção de adquirir ações preferenciais da NET SERVIÇOS atualmente detidas pela DISTEL, de acordo com a Opção de Compra firmada entre MICROSOFT CORPORATION e DISTEL em 16 de novembro de 1999, aplicam-se às referidas ações preferenciais as mesmas regras estabelecidas no item 5.9 deste Acordo de Acionistas. Para fins deste Acordo de Acionistas essas ações preferenciais passarão a ser incluídas no conceito de Ações Preferenciais.

5.12. Subordinado às regras previstas na alínea “b” do item 5.2, após 08 de setembro de 2002, a RBS terá o direito de retirar do presente Acordo de Acionistas as 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais remanescentes, e poderá realizar a venda das mesmas mediante oferta pública e/ou operações em Bolsa de Valores, com registration rights, contando com total colaboração da NET SERVIÇOS e de seus acionistas controladores, bem como envidando esforços no sentido de observar os seguintes princípios, os quais não serão interpretados como limitadores de direitos da RBS:

a) Preservação do valor das ações de emissão da NET SERVIÇOS no mercado;

b) Atuação na forma de venda coordenada com a NET SERVIÇOS e com os Acionistas do Acordo;

c) Adequação das informações sobre destinação dos recursos e de planos sobre eventuais alienações futuras de blocos de ações da NET SERVIÇOS, de forma a assegurar o atendimento ao princípio descrito na alínea (a) acima.

5.13. A RBS compromete-se a escolher um banco e demais participantes do mercado, todos de primeira linha e com experiência comprovada no mercado de capitais local e nos mercados internacionais, para realizar as ofertas públicas de Ações Preferenciais de que trata o item 5.12 acima, sendo que tanto os custos de contratação destes participantes como as demais taxas aplicáveis ao registro das ofertas públicas ora mencionadas correrão por conta da RBS.

5.14. Não obstante o disposto neste Acordo de Acionistas, a RBS poderá, a qualquer tempo, caucionar ou de outra forma dar em garantia, onerar ou de qualquer outra forma dispor, inclusive em operações em Bolsa de Valores e/ou operações com derivativos, de 11.613.656 (onze milhões, seiscentos e treze mil, seiscentos e cinqüenta e seis) Ações Preferenciais de sua titularidade, ações essas que já podem ser desvinculadas do presente Acordo de Acionistas, sendo certo que tais Ações Preferenciais poderão ser objeto de uma ou mais ofertas públicas, respeitado o intervalo mínimo de 12 (doze) meses entre cada oferta, e/ou vendas diretas em bolsa de valores, sem limitação temporal entre as vendas diretas em bolsa.

5.15. Na hipótese de a GLOBO realizar oferta pública de ações de emissão da NET SERVIÇOS no prazo de 90 (noventa) dias contados da data mencionada no item 5.12 acima (08 de setembro de 2002), a RBS terá o direito de participar de tal oferta pública em conjunto com a GLOBO, ofertando suas Ações Preferenciais em percentual equivalente a, no máximo, 35% (trinta e cinco por cento) do volume da oferta realizada pela GLOBO.

5.16. A Transferência de ações de emissão da NET SERVIÇOS tratada nesta Cláusula 5, por parte de qualquer dos Acionistas do Acordo, deverá ser imediatamente informada pelo respectivo Acionista do Acordo à Comissão de Valores Mobiliários e à BOVESPA, de acordo com o disposto no artigo 116-A da Lei nº 6.404/76, alterada pela Lei nº 10.303/2001.

6. DO DIREITO À VENDA CONJUNTA (“TAG ALONG”)

6.1. A alienação do Controle da NET SERVIÇOS por qualquer Acionista do Acordo, agindo individualmente ou não, tanto por meio de uma única operação, como por meio de operações sucessivas, de forma direta ou indireta, somente poderá será contratada sob a condição de que o adquirente se obrigue a realizar, no prazo máximo de 90 (noventa) dias, oferta pública de aquisição de ações ordinárias e preferenciais detidas por todos os demais acionistas da NET SERVIÇOS, de forma a assegurar aos mesmos a oportunidade de alienar as suas ações para o adquirente do Controle da NET SERVIÇOS ao preço correspondente a 100% (cem por cento) do valor pago por ação com direito a voto integrante do bloco de Controle da NET SERVIÇOS, conforme o disposto no Estatuto Social da COMPANHIA.

6.2. Na hipótese de um dos Investidores Qualificados possuir, individualmente, mais de 50% (cinqüenta por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas, eventual alienação da totalidade dessas Ações Ordinárias pelo respectivo Investidor Qualificado ensejará, aos demais Investidores Qualificados, o direito de vender suas Ações Ordinárias e Ações Preferenciais, no todo ou em parte, em conjunto com as Ações Ordinárias alienadas pelo referido Investidor Qualificado, nas mesmas condições de preço e pagamento, desde que exerçam essa opção, mediante notificação ao Investidor Qualificado alienante, no mesmo prazo estabelecido para o exercício do Direito de Preferência, definido no item 5.3 deste Acordo de Acionistas.

6.2.1. Na hipótese de o Investidor Qualificado titular de mais de 50% (cinqüenta por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas alienar parte dessas Ações Ordinárias e, como resultado, reduzir sua participação para menos de 50% (cinqüenta por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas, tal alienação ensejará aos demais Investidores Qualificados o direito à venda conjunta previsto no item 6.2 acima.

7. DA OBRIGAÇÃO À VENDA CONJUNTA (“DRAG ALONG”)

7.1. Caso a GLOBO pretenda vender as Ações Ordinárias representativas do Controle da NET SERVIÇOS a terceiro(s) não sujeito(s) ao mesmo controle final da BRADESPAR, da BNDESPAR, da MICROSOFT ou da RBS, e/ou realizar operação com conteúdo ou escopo equivalentes, incluindo a cessão e transferência de direito de preferência à subscrição de capital e/ou de títulos ou valores mobiliários conversíveis em ações com direito a voto da NET SERVIÇOS de que resulte a Transferência do Controle da NET SERVIÇOS, a BRADESPAR, a BNDESPAR, a MICROSOFT e a RBS, se requeridas pela GLOBO, se obrigam a participar da operação, nas mesmas condições, inclusive de preço e pagamento, em bases pro-rata, proporcionalmente ao número de Ações Ordinárias de cada um.

7.1.1. O disposto no item 7.1 acima somente se aplica à BNDESPAR se a venda for realizada por um preço igual ou superior àquele que a BNDESPAR já tem assegurado no âmbito do Contrato de Opção de Compra e de Opção de Venda.

7.1.2. A operação de que trata o item 7.1 acima não exclui a obrigação de observância pela GLOBO do Direito de Preferência de que trata este Acordo de Acionistas.

7.2. Se, a qualquer tempo, a relação entre Endividamento Líquido e EBITDA calculada para a NET SERVIÇOS for superior a 6 (seis), qualquer um dos Acionistas do Acordo, agindo individual ou conjuntamente, terá o direito de alienar as ações de emissão da NET SERVIÇOS de sua titularidade para um terceiro, respeitado o Direito de Preferência de que trata a Cláusula 5 e poderá, também, obrigar os demais Acionistas do Acordo a vender suas ações de emissão da NET SERVIÇOS nas mesmas condições, inclusive de preço e pagamento, em bases pro-rata, proporcionalmente ao número de Ações Ordinárias de cada acionista.

7.2.1. A faculdade assegurada à qualquer Acionista do Acordo para alienar suas Ações Ordinárias e obrigar os demais Acionistas do Acordo a vender conjuntamente suas Ações Ordinárias somente será válida quando a relação entre Endividamento Líquido e EBITDA apurada para a COMPANHIA for superior a 6 (seis) em dois trimestres consecutivos. Referida faculdade será válida pelo prazo de 6 (seis) meses a contar do primeiro dia útil seguinte à divulgação das demonstrações financeiras referentes ao segundo e consecutivo trimestre no qual se verificar a relação entre Endividamento Líquido e EBITDA superior a 6, e tal prazo será automaticamente prorrogado por períodos consecutivos de 3 (três) meses, na hipótese de a relação entre Endividamento Líquido e EBITDA permanecer em patamar superior a 6 (seis), conforme demonstrações a serem levantadas trimestralmente pela COMPANHIA.

7.2.2. A prorrogação por períodos consecutivos de 3 (três) meses referida no item acima será automaticamente interrompida caso se verifique que a relação entre Endividamento Líquido e EBITDA retorne a patamar inferior a 6 (seis), conforme demonstrações financeiras trimestrais a serem levantadas pela NET SERVIÇOS. Os Acionistas do Acordo desde já estabelecem que, para efeitos da apuração da relação entre Endividamento Líquido e EBITDA será considerado o período de 12 (doze) meses imediatamente anterior àdata-base do trimestre ao qual se referir as demonstrações financeiras.

8. DO EXERCÍCIO DO VOTO NAS ASSEMBLÉIAS GERAIS E REUNIÕES DO CONSELHO DE ADMINISTRAÇÃO

8.1. Os Acionistas do Acordo obrigam-se a sempre comparecer e exercer o direito de voto de suas ações na(s) Assembléia(s) Geral(is) da COMPANHIA (“Assembléia Geral”), diretamente ou por meio de seus representantes legalmente indicados, votando uniformemente, conforme definido na Reunião Prévia a que se refere o item 8.2 abaixo, bem como a orientar os conselheiros pelos mesmos indicados a votarem, em todas as reuniões do Conselho de Administração (“Reunião do Conselho de Administração”), de acordo com o estabelecido na referida Reunião Prévia, observado o estabelecido nos itens subseqüentes.

8.2. Para implementar a regra constante do item 8.1 acima, os representantes dos Acionistas do Acordo se reunirão com até 3 (três) dias úteis de antecedência (“Reunião Prévia”) da Assembléia Geral ou da Reunião do Conselho de Administração, conforme o caso, para apreciar, discutir e deliberar sobre as matérias objeto da ordem do dia da Assembléia Geral ou da Reunião do Conselho de Administração, observado o disposto no item abaixo.

8.2.1. As Reuniões Prévias serão convocadas por qualquer um dos Acionistas do Acordo, através de correspondência a cada um dos demais Acionistas do Acordo, que poderão indicar por escrito seus representantes a participar das mesmas.

8.3. Para efeito de deliberação acerca das matérias abaixo relacionadas será necessária aprovação unânime, em Reunião Prévia, de todos os Acionistas do Acordo:

(a) mudança do objeto da COMPANHIA;

(b) aquisição de controle acionário, participação em outras sociedades, “joint venture” ou consórcios estranhos ao objeto social da COMPANHIA;

(c) venda a terceiros de bens do ativo permanente cujo valor seja superior a 20% (vinte por cento) do ativo total consolidado da COMPANHIA, apurado no último trimestre imediatamente anterior ao mês da transação.

8.4. Nas Matérias Relevantes de competência da Assembléia Geral, conforme o item 8.5. abaixo, a aprovação em Reunião Prévia dependerádo voto favorável de 51% (cinqüenta e um por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas, que deverá incluir o voto favorável da BRADESPAR ou da BNDESPAR.

8.4.1. Os Acionistas do Acordo exigirão dos membros do Conselho de Administração da COMPANHIA (“Conselho de Administração”), pelos mesmos indicados, o cumprimento integral das decisões tomadas nas Reuniões Prévias.

8.4.2. Os Acionistas do Acordo, seja através de seus representantes em Assembléia Geral, seja através dos membros do Conselho de Administração por eles indicados, se obrigam a não obstruir o exame e/ou votação, na forma deliberada na Reunião Prévia, de qualquer matéria apresentada à Assembléia Geral ou ao Conselho de Administração e, ainda, a não deixar de participar de qualquer desses conclaves.

8.4.3. Da Reunião Prévia será lavrada ata sumária das deliberações às quais os votos dos Acionistas do Acordo se vincularão, para todos os efeitos de direito.

8.5. Para efeito do disposto neste item, competirá às Assembléias Gerais a decisão sobre toda e qualquer matéria que lhes seja atribuída por força da lei, constituindo Matérias Relevantes de Assembléia Geral as seguintes:

(a) alteração do limite da autorização para aumento do capital independentemente de reforma estatutária;

(b) emissão de ações, debêntures conversíveis, bônus de subscrição e qualquer outro valor mobiliário conversível e/ou permutável em ações com direito a voto, para subscrição pública ou particular;

(c) redução do capital social ou resgate de ações;

(d) modificação da política de dividendos e/ou de pagamento de juros sobre capital;

(e) pedido de concordata ou confissão de falência;

(f) fusão da COMPANHIA ou sua incorporação em outra ou por outra que seja Competidor da MICROSOFT;

(g) fusão da COMPANHIA ou sua incorporação em outra se na companhia resultante a GLOBO não exercer o Controle;

(h) dissolução e liquidação da COMPANHIA;

(i) ingresso de qualquer Investidor Qualificado como acionista da COMPANHIA que seja Competidor da MICROSOFT;

(j) demais matérias constantes do artigo 136 da Lei nº 6.404/76;

(l) alteração do estatuto social da COMPANHIA que modifique adversamente os direitos assegurados neste instrumento aos Acionistas do Acordo ou as atribuições do Conselho de Administração da COMPANHIA; e

(m) cancelamento do registro da Companhia para negociação de suas ações no Nível 2 da BOVESPA ou no Novo Mercado, caso as ações da COMPANHIA encontrem-se listadas para negociação no Novo Mercado, nos termos da Cláusula 2 do presente Acordo.

8.6. As matérias de competência do Conselho de Administração abaixo relacionadas serão aprovadas por maioria simples dos conselheiros presentes, a qual deverá incluir necessariamente o voto favorável do conselheiro indicado pela BRADESPAR ou pela BNDESPAR:

(a) aumento de capital da COMPANHIA, mediante a emissão de ações com direito a voto para subscrição pública ou particular;

(b) emissão de quaisquer valores mobiliários conversíveis ou permutáveis em ações com direito a voto;

(c) alteração nos termos e condições, ou rescisão, de contratos de concessão com operadoras;

(d) aprovação e alteração do Plano Financeiro, do Plano de Negócios, do Plano de Investimentos e do Orçamento, juntamente com regras sobre investimentos, nível de endividamento e outros compromissos relativos a endividamento e política financeira da COMPANHIA, como condições para contratar novas dívidas, política de hedge e outros assuntos relativos a endividamento e política financeira;

(e) eleição e destituição de Diretores da COMPANHIA;

(f) celebração, pela Companhia, de contratos de conteúdo e de programação, bem como a manutenção ou renovação das relações comerciais mantidas entre a COMPANHIA e a NET BRASIL.

8.7. As contratações entre a NET SERVIÇOS e Acionistas do Acordo ou Partes Relacionadas dos Acionistas do Acordo que não envolvam contratos de conteúdo e de programação, não envolvendo portanto a NET BRASIL, deverão ser submetidas à aprovação do Conselho de Administração, que deliberará por maioria simples de votos, observando-se que somente poderão votar os Conselheiros que não apresentem conflito de interesse em relação à parte contratante.

8.7.1. As transações consideradas nesse item 8.7 não serão caracterizadas como matéria relevante para fins de aplicação do quorum qualificado previsto no item 8.6 acima.

8.8. Os Acionistas do Acordo concordam, ainda, que o Conselho de Administração poderá, observado o quorum qualificado previsto no item 8.6 acima, estabelecer que contratos de baixo valor, conforme vier a ser definido pelo Conselho de Administração, a serem celebrados pela COMPANHIA e Partes Relacionadas, referentes a operações corriqueiras e comuns aos negócios da NET SERVIÇOS, ficarão dispensados da obrigatoriedade de aprovação prévia pelo Conselho de Administração prevista no item 8.7.

8.9. No que se refere às negociações entre a COMPANHIA e a NET BRASIL relacionadas ao papel desempenhado por esta junto à COMPANHIA na definição e contratação de programação distribuída pela COMPANHIA, deverão ser observados, além do princípio de contratar em condições que reflitam práticas comerciais usualmente adotadas pela COMPANHIA com terceiros, e respeitados os contratos vigentes firmados entre a NET BRASIL e terceiros fornecedores de programação, os seguintes princípios: (a) a NET BRASIL terá exclusividade no licenciamento de conteúdo para a COMPANHIA, que por sua vez terá exclusividade na veiculação por distribuição terrestre (MMDS e Cabo) do conteúdo da NET BRASIL, nas áreas geográficas das atuais operações das controladas da COMPANHIA, conforme respectivas licenças, assim como nas áreas de atuação de operadoras que vierem a ser adquiridas, respeitados, no entanto, os contratos da NET BRASIL com terceiros, em vigor anteriormente a tais aquisições. Nas áreas geográficas nas quais as controladas da COMPANHIA ainda não tenham licença para operar e que a NET BRASIL não tenha licenciado conteúdo para outra operadora, as controladas da COMPANHIA deverão ter prioridade para o licenciamento, caso obtenham referida licença; (b) a NET BRASIL deverá, sempre que solicitada, franquear àCOMPANHIA a documentação referente à contratação junto a terceiros do conteúdo por ela licenciado; e (c) a NET BRASIL deverá submeter à aprovação da COMPANHIA não só novos conteúdos e contratos de programação, mas também a substituição e renovação dos conteúdos distribuídos pela operadoras, devendo tal matéria ser objeto de aprovação pelo Conselho de Administração da COMPANHIA, que deliberarápor maioria simples dos conselheiros presentes, observado que referido quorum de maioria simples deverá incluir, obrigatoriamente, o voto favorável do conselheiro indicado pela BNDESPAR ou do conselheiro indicado pela BRADESPAR.

8.9.1. Ademais, na hipótese de rompimento das relações comerciais mantidas entre a NET BRASIL e a NET Sat Serviços Ltda. (SKY), os Acionistas do Acordo desde já concordam e se comprometem a orientar os membros do Conselho de Administração, no sentido de autorizar a COMPANHIA a rescindir qualquer acordo mantido com a NET BRASIL relativo à programação, devendo tal decisão ser submetida àaprovação do Conselho de Administração, que deliberará por maioria simples de votos, observando-se que esse quorum de maioria simples deverá incluir, obrigatoriamente, o voto favorável do conselheiro indicado pela BNDESPAR e ou do conselheiro indicado pela BRADESPAR, observando-se ainda que a NET BRASIL deverá fornecer à COMPANHIA uma lista evidenciando os termos e condições de cada um dos compromissos então vigentes assumidos pela NET BRASIL, com terceiros, em nome da COMPANHIA, para que o Conselho de Administração da COMPANHIA tenha conhecimento de tais compromissos ao deliberar acerca da manutenção ou rescisão do contrato com a NET BRASIL. Caso o Conselho de Administração decida pela rescisão do contrato celebrado entre a COMPANHIA e a NET BRASIL, bem como em qualquer outra hipótese de rescisão do referido contrato ou no final de seu prazo de vigência, a COMPANHIA fica desde já autorizada pelos Acionistas do Acordo a, pelo prazo máximo de 30 (trinta) meses contado da rescisão do contrato com a NET BRASIL, continuar utilizando a marca “NET” em todos os seus produtos e serviços, de acordo com as disposições sobre licenciamento de marca constantes do Contrato de Comissão Mercantil, Prestação de Serviços, Licenciamento de Marca e Outras Avenças, celebrado entre a COMPANHIA e a NET BRASIL. Não obstante a rescisão do contrato com a NET BRASIL, a COMPANHIA permanecerá responsável por honrar todos os compromissos assumidos pela NET BRASIL com terceiros, em nome da COMPANHIA, que não seja possível à NET BRASIL cancelar.

8.9.2. Os Acionistas do Acordo se comprometem, por fim, a tomar e autorizar todas as medidas necessárias para alterar o contrato que estabelece o atual relacionamento comercial entre a COMPANHIA e a NET BRASIL, para que do mesmo deixe de constar a opção de compra de equipamentos, no caso de rescisão do contrato, que foi outorgada à NET BRASIL.

8.9.3. Sem prejuízo do acima exposto, os Acionistas do Acordo se comprometem a tomar todas as providências para que as seguintes condições sejam observadas na manutenção da relação comercial existente entre a COMPANHIA e a NET BRASIL:

(a)

A NET BRASIL deverá prestar serviços de identificação, desenvolvimento e/ou contratação de conteúdo nacionais e internacionais, conforme definido na carta aditivo ao Contrato de Comissão Mercantil, Prestação de Serviços, Licenciamento de Marca e Outras Avenças, celebrado entre a COMPANHIA e a NET BRASIL, bem como de marcas para a COMPANHIA e suas operadoras;

(b)

A NET BRASIL deverá administrar os contratos de programação existentes, envidando todos os melhores esforços comercialmente viáveis para renegociar preços e condições desses contratos, em benefício da COMPANHIA;

(c)

A NET BRASIL deverá desenvolver e propor novos conteúdos e contratos de programação para a COMPANHIA e as operadoras, devendo tal matéria ser objeto de aprovação pelo Conselho de Administração da COMPANHIA, que deliberará por maioria simples de voto, observando-se que esse quorum de maioria simples deverá incluir, obrigatoriamente, o voto favorável do conselheiro indicado pela BNDESPAR ou do conselheiro indicado pela BRADESPAR;

(d)

A NET BRASIL renuncia ao seu direito de comercialização do banco de dados de assinantes da COMPANHIA e das operadoras, sendo mantido apenas seu direito de acesso às informações para o adequado desempenho de suas funções;

(e)	A NET BRASIL deverá atuar de tal forma que, nos contratos com as operadoras ligadas à COMPANHIA, não se verifique qualquer margem ou ganho por parte da NET BRASIL;

(f)

A NET BRASIL continuará a manter a COMPANHIA e as operadoras informadas das condições vigentes nos contratos de programação, devendo, especialmente, fornecer uma lista nos termos do item 8.9.1 do presente Acordo de Acionistas, bem como permitir a realização de auditoria para verificar tanto a regular execução dos contratos de programação, como a sua própria atuação e, ainda, o disposto na alínea “e” acima; e

(g)

A NET BRASIL concederá para as operadoras vinculadas à COMPANHIA o direito de explorar até dois minutos de espaço publicitário por hora de programação nos canais da Globosat, segundo as normas e procedimentos adotados pela Globosat e aceitos pela COMPANHIA, sendo a venda realizada através da Globosat.

9. DO CONSELHO DE ADMINISTRAÇÃO

9.1. O Conselho de Administração da COMPANHIA será formado por, no mínimo, 9 (nove) e, no máximo, 12 (doze) membros efetivos e igual número de suplentes, todos acionistas da NET SERVIÇOS e indicados pelos Investidores Qualificados, sendo que cada Investidor Qualificado terá o direito de indicar, individualmente, pelo menos um membro do Conselho de Administração da COMPANHIA.

9.2. Na hipótese de algum outro acionista da COMPANHIA, que não seja um Investidor Qualificado, pleitear validamente a eleição de membro(s) do Conselho de Administração por meio da adoção do processo de voto múltiplo ou votação em separado em Assembléia Geral, o número total de conselheiros que deverão compor o Conselho de Administração deverá ser determinado a fim de contemplar o número de conselheiro(s) indicado(s) por acionista(s) que não seja(m) Investidor(es) Qualificado(s), assegurando-se a indicação de, pelo menos, 9 (nove) membros por Investidores Qualificados, a qual será feita na forma prevista abaixo.

9.2.1. Caso um dos Investidores Qualificados possua, individualmente, mais de 50% (cinqüenta por cento) das ações ordinárias que compõem o capital social da COMPANHIA, este Investidor Qualificado indicará pelo menos metade mais um dos membros do Conselho de Administração da COMPANHIA e, se for necessário, o número de membros do Conselho de Administração será aumentado para possibilitar tal indicação, sem prejuízo do direito de cada Investidor Qualificado indicar, pelo menos, 1 (um) conselheiro.

9.2.2. Na hipótese de nenhum Investidor Qualificado possuir, individualmente, mais de 50% (cinqüenta por cento) das ações ordinárias que compõem o capital social da COMPANHIA, mas um dos Investidores Qualificados possuir, individualmente, mais de 50% (cinqüenta por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas, este Investidor Qualificado indicará, pelo menos, a metade mais um dos membros do Conselho de Administração da COMPANHIA dentre aqueles indicados pelos Investidores Qualificados, sem prejuízo do direito de cada Investidor Qualificado indicar, pelo menos, 1 (um) conselheiro.

9.2.3. Caso nenhum Investidor Qualificado possua, individualmente, mais de 50% (cinqüenta por cento) das Ações Ordinárias vinculadas ao Acordo de Acionistas, a eleição dos membros do Conselho de Administração da COMPANHIA pelos Investidores Qualificados serárealizada por meio da adoção, em Reunião Prévia, de processo similar àquele do voto múltiplo previsto na Lei nº 6.404/76, por meio do qual os Investidores Qualificados deverão distribuir seus votos, a seu livre critério, tomando-se por base o número total de conselheiros a serem eleitos pelos Investidores Qualificados e respeitado o direito de cada um deles eleger um conselheiro na forma do item 9.1 acima, sendo certo, porém, que apenas os votos de cada Investidor Qualificado que excederem o mínimo necessário para indicar um conselheiro, na forma do processo de escolha previsto neste item 9.2.3 (não considerando o percentual necessário para preencher o conceito de Investidor Qualificado), poderão ser reunidos com os votos de outros Investidores Qualificados. Não sendo preenchidas todas as vagas desta forma, o(s) conselheiro(s) faltante(s) serão eleitos pela maioria simples das Ações Ordinárias vinculadas ao Acordo de Acionistas, detidas pelos Investidores Qualificados.

9.3. Os Acionistas do Acordo comprometem-se a direcionar seus votos na Assembléia Geral para eleger os conselheiros que cada um dos Acionistas do Acordo indicar na forma deste Acordo.

9.3.1. Sem prejuízo do disposto no item 13.2.(a) deste Acordo de Acionistas, cada um dos Acionistas do Acordo terá o direito de requerer, a qualquer tempo, a destituição de qualquer membro do Conselho de Administração da COMPANHIA que tenha sido por ele indicado, obrigando-se os outros Acionistas do Acordo a prontamente adotar todas as providências necessárias visando à destituição de tal conselheiro.

9.3.2. Em caso de destituição, renúncia, substituição ou qualquer outro evento que resulte na vacância do cargo de qualquer dos membros do Conselho de Administração da COMPANHIA, o Acionista do Acordo que tiver indicado tal membro terá o direito de indicar o respectivo substituto (ou um novo suplente, caso opte a parte por confirmar o suplente originariamente indicado para o cargo vago), obrigando-se os demais Acionistas do Acordo a votar de acordo com a vontade do Acionista do Acordo que tiver indicado tal membro.

10. NOVOS NEGÓCIOS NO ÂMBITO DO OBJETO SOCIAL

10.1. GLOBO, RBS e os acionistas controladores, direta ou indiretamente, da GLOBO e da RBS obrigam-se a utilizar a NET SERVIÇOS, por si própria ou através de suas controladas, como o instrumento de participação em negócios de fornecimento de serviços de televisão a cabo no Brasil ou outros serviços de comunicação de conteúdo usando rede destinada à transmissão de programas de televisão a cabo (incluindo, mas não se limitando a, serviços de conexão à internet via “banda larga”), com exceção de eventual participação minoritária transitória (“Participação Transitória”) e com exceção da participação que a RBS detém na Multitel Comunicações Ltda., conforme definição de Competidor da NET SERVIÇOS constante do presente Acordo. Entende-se como Participação Transitória aquela em que a GLOBO, a RBS ou seus acionistas controladores seja(m) acionista(s) por um período máximo de 1 (um ano) e detenha(m) no máximo 30% (trinta por cento) do capital votante e 30% (trinta por cento) do capital total da companhia objeto do investimento. Se a GLOBO, a RBS ou seus acionistas controladores alienarem a participação para a NET SERVIÇOS, o preço de alienação deverá ser inferior ao preço de compra de referida Participação Transitória.

11. DA PARTICIPAÇÃO EM CONCORRENTES DA NET SERVIÇOS

11.1. A BRADESPAR compromete-se, por si e por suas Partes Relacionadas, a somente realizar investimentos em Competidor da NET SERVIÇOS como investidor financeiro e sem gestão administrativa, sob pena de, na hipótese de descumprimento do compromisso ora assumido, a BRADESPAR perder o direito de participar de qualquer Reunião Prévia realizada em conformidade com o disposto no presente Acordo de Acionistas.

11.2. A MICROSOFT e qualquer Parte Relacionada à MICROSOFT obrigam-se, direta ou indiretamente, (i) a não participar na Diretoria ou no Conselho de Administração e (ii) a não efetuar investimento relevante, entendido como tal participação igual ou superior a 10% (dez por cento) do capital, em qualquer Competidor da NET SERVIÇOS.

11.3. A BNDESPAR, à sua inteira discrição, poderá realizar investimento em Competidor da NET SERVIÇOS.

12. DO CONFLITO COM A RBS

12.1. Caso (i) seja aprovada a realização de investimento pela NET SERVIÇOS, seja por deliberação do Conselho de Administração ou dos acionistas reunidos em Assembléia Geral, em negócios diferentes daqueles listados na Cláusula 10 acima e referido investimento acarrete conflito de interesses para a RBS; ou (ii) seja aprovada qualquer das matérias definidas nos itens 8.5. e 8.6.(c) e tal aprovação acarrete um conflito de interesses para com a RBS na região Sul do País e, em qualquer dessas hipóteses, a RBS tenha votado contrariamente a tal deliberação, a RBS poderá, caso não consiga eliminar o conflito internamente, alternativamente:

(i) notificar a existência de tal conflito de interesses aos Investidores Qualificados e à NET SERVIÇOS, no prazo de 30 (trinta) dias contados da data da deliberação que originou o conflito;

(ii) exigir que a GLOBO permute a totalidade, e não menos que a totalidade, das ações ordinárias então detidas pela RBS representativas do capital da NET SERVIÇOS, por ações preferenciais com registration rights, numa relação de 75 (setenta e cinco) ações preferenciais por cada lote de 100 (cem) ações ordinárias; ou

(iii) após a efetiva listagem das ações da COMPANHIA para negociação no Novo Mercado da BOVESPA, nos termos da Cláusula 2 do presente Acordo de Acionistas, a RBS poderá desvincular do presente Acordo de Acionistas a totalidade, e não menos que a totalidade, das ações ordinárias então por ela detidas, a fim de realizar sua venda no mercado, com registration rights, observado o Direito de Preferência previsto no item 5.3 deste instrumento.

12.2. Caso a RBS opte por permutar a totalidade de suas ações ordinárias por ações preferenciais com a GLOBO, deverá notificar a GLOBO (copiando os demais Investidores Qualificados e a NET SERVIÇOS) para que esta realize tal permuta no prazo de 30 (trinta) dias contados do recebimento de tal notificação.

12.3. Caso a RBS opte por notificar os demais Investidores Qualificados e a NET SERVIÇOS nos termos do item 12.1.(i) acima, os administradores da NET SERVIÇOS deverão, no prazo de 30 (trinta) dias contados do recebimento de tal notificação, realizar uma reunião com a RBS para discutir e analisar as possíveis formas de solução ao conflito, de forma a permitir que o investimento seja realizado pela NET SERVIÇOS sem que haja prejuízo para a RBS ou para a NET SERVIÇOS.

12.4. A NET SERVIÇOS deverá, então, no prazo adicional de 30 (trinta) dias contados da data da reunião, propor solução ao conflito com base nas discussões havidas entre as partes. Tal solução poderá consistir (i) na aceitação da concorrência entre RBS e NET SERVIÇOS, na hipótese de ser este o conflito, caso em que o mesmo será havido como eliminado; ou (ii) em proposta distinta à RBS.

12.5. Caso a NET SERVIÇOS efetue proposta de solução do conflito, a RBS terá 30 (trinta) dias contados do recebimento de tal proposta para se manifestar sobre a mesma.

12.6. Caso a RBS não concorde com a proposta de solução do conflito efetuada pela NET SERVIÇOS, os Diretores-Presidente da RBS e da NET SERVIÇOS deverão se reunir num prazo adicional de 60 (sessenta) dias contados da notificação da RBS, para buscar alternativas àsolução do conflito. Caso a NET SERVIÇOS e a RBS não cheguem a um bom termo sobre a solução do conflito em tal reunião entre os Diretores-Presidente, NET SERVIÇOS e RBS terão um prazo adicional de 30 (trinta) dias para reexaminar a situação, prazo dentro do qual os acionistas controladores finais da NET SERVIÇOS deverão estar direta e pessoalmente envolvidos nas tratativas, realizando, pessoalmente, pelo menos uma reunião visando pôr fim ao conflito.

12.7. Caso ao final dos 210 (duzentos e dez) dias referidos nos itens acima, o conflito não tenha sido resolvido entre as partes, a RBS poderá notificar a GLOBO para, no prazo de 30 (trinta) dias contados da data do recebimento de tal notificação, permutar a totalidade, e não menos que a totalidade, de suas ações ordinárias da NET SERVIÇOS, por ações preferenciais com registration rights, numa proporção de 90 (noventa) ações preferenciais para cada lote de 100 (cem) ações ordinárias.

12.8. A permuta de ações prevista nos itens 12.1.(ii) e 12.7. acima será realizada observando-se o Direito de Preferência a que se refere a Cláusula 5 do presente Acordo de Acionistas. Todas as notificações deverão ser realizadas na forma prevista no item 16.1. deste Acordo de Acionistas.

13. DA EXECUÇÃO DO ACORDO

13.1. O cumprimento das obrigações assumidas neste Acordo de Acionistas poderá ser tornado efetivo pelos Acionistas do Acordo mediante decisão arbitral proferida pela Câmara de Arbitragem do Mercado, se aplicável, ou decisão judicial, tendo ambos execução específica, de acordo com o previsto no parágrafo 3º do artigo 118 da Lei nº 6.404/76, combinado com os artigos 461, 632, 639 e seguintes do Código de Processo Civil. O pagamento de indenização por perdas e danos em virtude do desrespeito às disposições deste Acordo de Acionistas não constituirá, por si só, reparação suficiente, não excluirá a execução específica aqui prevista e nem eximiráa parte responsável pela quebra deste Acordo de Acionistas das demais conseqüências previstas em lei.

13.2. Sem prejuízo do disposto no item 13.1 acima ou, em qualquer outro item deste Acordo de Acionistas, dos efeitos e da aplicação do disposto nos parágrafos 8º e 9º do artigo 118 da Lei nº 6.404/76, fica assegurado aos Acionistas do Acordo o direito de exigir, judicialmente ou em fórum arbitral instituído pela BOVESPA, se for o caso:

(a) a suspensão ou anulação de decisão da Assembléia Geral e/ou Reunião do Conselho de Administração e/ou Diretoria que aceite a validade de voto proferido por qualquer dos Acionistas do Acordo ou membro do Conselho de Administração contra disposição deste Acordo de Acionistas, voto esse que não deve ser computado, conforme dispõe o parágrafo 8º, artigo 118 da Lei nº 6.404/76, alterada pela Lei nº 10.303/2001;

(b) o cancelamento imediato ou a suspensão de registro de Transferência ou promessa de Transferência de ações efetuada por qualquer dos Acionistas do Acordo em desrespeito às normas deste Acordo de Acionistas; e

(c) o suprimento judicial, ou mediante decisão arbitral proferida pela Câmara de Arbitragem do Mercado, se aplicável, da vontade de Acionista do Acordo, em caso de recusa de exercer o direito de voto, conforme previsto no item 8.1, e/ou de cumprir outra obrigação deste Acordo de Acionistas.

14. DO PRAZO DO ACORDO

14.1. O presente Acordo de Acionistas vigorará pelo prazo de 10 anos a partir da data de sua assinatura.

14.2. Sem prejuízo do disposto nos itens 14.1 e 14.6 e ressalvados tanto o Direito à Venda Conjunta de que trata o item 6.1 deste Acordo de Acionistas como qualquer cláusula específica em contrário, os direitos e deveres decorrentes do presente Acordo de Acionistas em relação a cada um dos Acionistas do Acordo estão condicionados à manutenção, pelo mesmo Acionista do Acordo (em conjunto com suas respectivas Partes Relacionadas que tenham adquirido Ações Ordinárias na forma do item 5.5 acima) de, pelo menos, 6% (seis por cento) do total de ações ordinárias da COMPANHIA, sendo os mesmos direitos extintos de pleno direito em relação ao Acionista do Acordo que tiver sua participação reduzida abaixo desse parâmetro mínimo, ressalvado o disposto nos itens 14.3, 14.4 e 14.5 abaixo.

14.2.1 Os Acionistas do Acordo desde já concordam que deverão discutir a possibilidade de redução da porcentagem acima referida para 5% (cinco por cento) do total do capital social votante, imediatamente após a integralização de todas as ações emitidas em decorrência do processo de recapitalização de que trata o Protocolo de Recapitalização.

14.3. Para os efeitos do item 14.2 acima não serão consideradas diminuições na participação acionária de qualquer Acionista do Acordo em decorrência de incorporações ou fusões envolvendo a COMPANHIA.

14.4. Para os efeitos do item 14.2 acima não se considerará qualquer diminuição da participação acionária da MICROSOFT em decorrência de qualquer aumento de capital, a qualquer tempo, em decorrência da 2ª emissão pública das debêntures conversíveis da NET SERVIÇOS. O direito ao exercício da Opção de Compra da MICROSOFT CORPORATION, mesmo que ainda não exercido, assegura à MICROSOFT o cômputo de referidas ações preferenciais para fins de somatório do percentual de que trata o item 14.2 acima.

14.5. No caso da BNDESPAR, estão assegurados os direitos estabelecidos neste instrumento mesmo que a BNDESPAR transfira a totalidade das suas Ações Ordinárias e Ações Preferenciais para um fundo de investimentos administrado por uma instituição financeira, desde que referido fundo de investimentos tenha como único e exclusivo quotista a BNDESPAR e desde que o administrador do fundo de investimentos, a qualquer tempo, tenha sido previamente aprovado pela NET SERVIÇOS.

14.6. Caso ocorra diluição da participação da BRADESPAR e/ou da BNDESPAR e/ou da MICROSOFT no capital social da NET SERVIÇOS que resulte em participações menores do que aquelas dos itens 14.2 e 14.2.1 acima, fica mantida a obrigação de respeitar o Direito de Preferência de que tratam os itens 5.2 e 5.3 e seus subitens, no caso da BRADESPAR e/ou da BNDESPAR, observando-se que, no caso da MICROSOFT, essa obrigação fica restrita apenas ao item 5.3, seus subitens e demais itens da Cláusula 5 deste Acordo de Acionistas aplicáveis à MICROSOFT. A obrigação de que trata este item não se aplica à BRADESPAR se a venda das ações de sua propriedade for realizada em bolsa de valores.

14.7. Fica acordado entre os Acionistas do Acordo que a BNDESPAR, a seu único e exclusivo critério, poderá, a qualquer tempo, vender a totalidade ou parte das ações preferenciais de sua propriedade, oriundas da conversão das debêntures da 2ª emissão pública da NET SERVIÇOS, bem como as ações a serem adquiridas como resultado de sua participação na emissão pública de ações, parte do processo de recapitalização da COMPANHIA objeto do Protocolo de Recapitalização, por meio de leilão ou mediante oferta pública em bolsa, sendo certo que neste caso não se aplica o Direito de Preferência de que trata a Cláusula 5 e respectivos itens deste Acordo de Acionistas.

15. DA PUBLICIDADE DO ACORDO

15.1. Este Acordo de Acionistas deverá ser arquivado na sede da NET SERVIÇOS, registrado nos livros societários e registros acionários e as disposições nele contidas deverão ser observadas pela NET SERVIÇOS em conformidade e para os fins dos objetivos estabelecidos pelo artigo 118 da Lei nº 6.404/76, bem como na Comissão de Valores Mobiliários, conforme dispõe o artigo 17, inciso IV da Instrução CVM nº 202 e na BOVESPA.

16. DAS DISPOSIÇÕES GERAIS

16.1. Qualquer aviso, notificação, solicitação ou comunicação relativa ao presente Acordo de Acionistas, bem como qualquer comunicação envolvendo a COMPANHIA e os Acionistas do Acordo, inclusive para prestar ou receber informações, deverá ser enviado por carta ou fax ou outro meio, com prova de recebimento, para os respectivos representantes, localizados nos endereços indicados a seguir:

(i) no caso da MICROSOFT:

Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399
U.S.A.
Fax: 425-936-7329
Atenção: Chief Financial Officer; General Counsel, Finance and Administration

Microsoft B.V.
1119 PE Schiphol-Rijk
Holanda
Aos Cuidados da Microsoft Corporation

Com cópias para:

Microsoft Informática Ltda.
Av. Nações Unidas, 12.901, Torre Norte, 27º andar
04578-000, São Paulo - SP
Brasil
Fax: (11) 5504-2228
Atenção: Luiz A. Sette

Pinheiro Neto Advogados
Rua Boa Vista, 254, 9º andar
01014-907, São Paulo - SP
Brasil
Fax: (11) 237-8600
Atenção: Raphael de Cunto

(ii) no caso da BRADESPAR:

A/c BRADESPAR S.A.
Av. Brigadeiro Faria Lima nº 3064, 6º andar
Jardim Paulistano — São Paulo, SP
Brasil
Fax: (11) 3049-3935
Atenção: Mário da Silveira Teixeira Júnior
         Rômulo de Mello Dias

Com cópias para:

Demarest & Almeida Advogados
Av. Pedroso de Moraes, 1201
05419-001 – São Paulo – SP
Brasil
Fax: (11) 3888-1700
Atenção: Rogério Cruz Themudo Lessa
         Nadine S.M. Baleeiro Teixeira

(iii) no caso da GLOBO:
A/c GLOBOPAR
Av. Afrânio de Melo Franco nº 135, 1º andar
22430-060, Rio de Janeiro - RJ
Brasil
Fax: (21) 2512-6195
Atenção: Ronnie Vaz Moreira
Fax: (21) 2512-5889
Atenção: Ronaldo Tostes Mascarenhas

(iv) no caso da BNDESPAR:

BNDES Participações S.A. - BNDESPAR
Av. República do Chile, nº 100, 19º e parte do 20º andar
20001-970, Rio de Janeiro - RJ
Brasil
Fax: (21) 2533-1572
Atenção: José Mauro Mettrau Carneiro da Cunha

(v) no caso da NET SERVIÇOS

NET Serviços de Comunicação S.A.
Rua Verbo Divino, nº 1.356, 1º andar
04719-002, São Paulo - SP
Brasil
Fax: (11) 5186-2655
Atenção: Luiz Antônio Viana

Com cópias para:

Barbosa, Müssnich & Aragão
Av. Almirante Barroso, nº 52, 32º andar
20031-000, Rio de Janeiro - RJ
Brasil
Fax: (21) 2262-5536
Atenção: Paulo Cezar Aragão e Pedro Lanna Ribeiro

Debevoise & Plimpton
875 Third Avenue
New York, New York 10022
U.S.A.
Fax: 1-212-909-6836
Atenção: Michael J. Gillespie

(vi) no caso da RBS:

A/c RBS Participações S.A.
Avenida Érico Veríssimo, nº 400, 6º andar
90160-180, Porto Alegre - RS
Brasil
Fax: (51) 3218-6244
Atenção: Carlos Melzer
         Luciana Ribeiro

(vii) no caso da NET BRASIL:

Avenida Brasil, nº 1.612
01430-001, São Paulo - SP
Brasil
Fax: (21) 2273-2770
Atenção: Alberto Pecegueiro

16.2. Qualquer alteração no presente Acordo de Acionistas somente poderá ser efetuada por escrito e após assinada por todos os Acionistas do Acordo.

16.3. O presente Acordo de Acionistas regula todas as relações entre os Acionistas do Acordo no que concerne às matérias objeto do mesmo, ressalvado o disposto (i) no Contrato de Opção de Compra e de Opção de Venda de Ações e (ii) na Opção de Compra, ambos definidos no item 4.2, e obriga os Acionistas do Acordo e seus sucessores, revogando e substituindo integralmente quaisquer acordos anteriores, verbais ou por escrito, entre os Acionistas do Acordo com relação à NET SERVIÇOS. Para maior clareza, fica expressamente rescindido o acordo de acionistas firmado entre a Globo Cabo Holding S.A., antiga denominação social da DISTEL, a MAJOLI, sucedida pela BRADESPLAN, a BNDESPAR e a MICROSOFT, em 16 de novembro de 1999, bem como seu Aditivo nº 1.

16.4. Ressalvadas as hipóteses expressamente previstas, as obrigações e direitos do presente Acordo de Acionistas não podem ser cedidos ou transferidos no todo ou em parte.

16.5. O presente Acordo de Acionistas será regido pelas leis da República Federativa do Brasil, observando-se as disposições do artigo 118 da Lei nº 6.404/76. Quaisquer controvérsias decorrentes ou relacionadas com as disposições deste Acordo de Acionistas, isoladamente ou em conjunto com o Estatuto Social da COMPANHIA, inclusive relativas à respectiva validade, eficácia e interpretação, bem como com as normas editadas pelo Conselho Monetário Nacional, Banco Central do Brasil e Comissão de Valores Mobiliários, serão dirimidas por arbitragem. A arbitragem será conduzida por um ou mais árbitros escolhidos na forma do Regulamento da Câmara de Arbitragem do Mercado da BOVESPA.

16.6. Qualquer tradução do presente Acordo de Acionistas para outro idioma não terá nenhuma validade para fins de direitos e obrigações entre os Acionistas do Acordo.

16.7. Os Acionistas do Acordo adotarão todas as medidas necessárias para fazer com que os membros do Conselho de Administração e/ou da Diretoria da NET SERVIÇOS não aprovem a concessão de mútuo da NET SERVIÇOS para sociedades controladoras ou para qualquer outra sociedade que não seja diretamente ou indiretamente controlada da NET SERVIÇOS.

16.8. É vedada a assinatura de qualquer outro instrumento entre os Acionistas do Acordo regulando as disposições do direito de voto de que trata a Cláusula 8 e/ou as disposições do Direito de Preferência de que trata a Cláusula 5, ambas deste Acordo de Acionistas.

16.9. Na hipótese de qualquer disposição constante no Protocolo de Recapitalização ser conflitante ou inconsistente com qualquer disposição constante neste Acordo de Acionistas, as disposições deste Acordo de Acionistas prevalecerão.

16.10. A GLOBO, na condição de acionista controlador da NET BRASIL, permitirá e fará com que a NET BRASIL permita que os auditores externos independentes da COMPANHIA examinem os respectivos livros sociais para emitir, semestralmente, relatório específico no sentido de atestar que as operações realizadas pela NET BRASIL com a COMPANHIA foram concretizadas com base em preços de mercado, os quais são, no máximo, iguais àqueles praticados com outras sociedades.

16.11. Este Acordo de Acionistas será arquivado na sede da COMPANHIA, bem como será averbado junto à instituição financeira depositária das ações de emissão da COMPAHIA, se for o caso, que observará, cumprirá e fará cumprir as suas disposições. A COMPANHIA ou a instituição financeira depositária, se for o caso, deverá averbar, à margem do registro de ações nominativas de propriedade dos Acionistas do Acordo, o seguinte texto: “As ações representadas por este registro, inclusive sua transferência ou oneração a qualquer título ou o exercício do direito de voto, estão sujeitas ao ônus e ao regime do Acordo de Acionistas datado de 11 de julho de 2002, sob pena de ineficácia de transferência, de oneração ou do exercício do direito de voto”.

Estando assim justos e contratados, os Acionistas do Acordo, bem como os intervenientes, assinam o presente instrumento em 12 (doze) vias de igual teor e efeito, juntamente com 2 (duas) testemunhas.

São Paulo, 11 de julho de 2002.

_____________________________________________________
DISTEL HOLDING S.A.

_____________________________________________________
ROMA PARTICIPAÇÕES LTDA.

_____________________________________________________
GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A.

Esta folha de assinaturas integra o Acordo de Acionistas da Net Serviços de Comunicação S.A. (nova denominação social da GLOBO CABO S.A.) celebrado em 11 de julho de 2002.

_____________________________________________________
BRADESPLAN PARTICIPAÇÕES S.A.

_____________________________________________________
BNDES PARTICIPAÇÕES S.A. – BNDESPAR

_____________________________________________________
MICROSOFT B.V.

_____________________________________________________
ZERO HORA EDITORA JORNALÍSTICA S.A.

_____________________________________________________
RBS PARTICIPAÇÕES S.A.

Intervenientes:

_____________________________________________________
NET SERVIÇOS DE COMUNICAÇÃO S.A.

_____________________________________________________
BRADESPAR S.A.

Esta folha de assinaturas integra o Acordo de Acionistas da Net Serviços de Comunicação S.A. (nova denominação social da GLOBO CABO S.A.) celebrado em 11 de julho de 2002.

_____________________________________________________
MICROSOFT CORPORATION

_____________________________________________________
NET BRASIL S.A.

Testemunhas:

1. _____________________________ CPF/MF:	2. _____________________________ CPF/MF:

Shareholders’ Agreement Translated from the Portuguese

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(FORMERLY GLOBO CABO S.A.)
SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement is entered into by and between the parties described below, to wit:

DISTEL HOLDING S.A. (formerly Globo Cabo Holding S.A.), with headquarters at Av. Afrânio de Melo Franco 135, part, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the National Register of Legal Persons (CNPJ/MF) under no. 00.065.376/0001-84 and represented herein in accordance with its bylaws, hereafter referred to individually as “DISTEL”;

ROMA PARTICIPAÇÕES LTDA., with headquarters at Av. Afrânio de Melo Franco 135, 5th floor, part, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the National Register of Legal Persons (CNPJ/MF) under no. 62.143.623/0001-70 and represented herein in accordance with its bylaws, hereafter referred to individually as “ROMAPAR”;

GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A., with headquarters at Av Afrânio de Melo Franco 135, 1st floor, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the National Register of Legal Persons (CNPJ/MF) under no. 27.865.757/0001-07 and represented herein in accordance with its bylaws, hereafter referred to individually as “GLOBOPAR” and collectively with DISTEL and ROMAPAR as “GLOBO”;

BRADESPLAN PARTICIPAÇÕES S.A., with headquarters at Cidade de Deus, Vila Yara, Osasco, State of São Paulo, registered in the National Register of Legal Persons (CNPJ/MF) under no. 61.782.769/0001-01 and represented herein in accordance with its bylaws, hereafter referred to individually as “BRADESPAR”;

BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a corporation wholly owned by BANCO NACIONAL DE ESENVOLVIMENTO ECONÔMICO E SOCIAL –BNDES, with headquarters in Brasilia, Federal District and offices in the city of Rio de Janeiro at Av. República do Chile 100, 19th floor and 20th floor, part, State of Rio de Janeiro, registered in the National Register of Legal Persons (CNPJ/MF) under no. 00.383.281/0001-09 and represented herein in accordance with its bylaws, hereafter referred to individually as “BNDESPAR”;

MICROSOFT B.V., a company organized under the laws of Holland, with headquarters at 1119 PE Schiphol-Rijk, Holland, hereafter referred to individually as “MICROSOFT B.V.” and collectively with MICROSOFT CORPORATION as “MICROSOFT”;

ZERO HORA EDITORA JORNALÍSTICA S.A., with headquarters at Avenida Ipiranga 1075, in the city of Porto Alegre, State of Rio Grande do Sul, registered in the National Register of Legal Persons (CNPJ/MF) under no. 92.821.701/0001-00 and represented herein in accordance with its bylaws, hereafter referred to individually as “ZERO HORA”;

RBS PARTICIPAÇÕES S.A., with headquarters at Avenida Érico Veríssimo 400, in the city of Porto Alegre, State of Rio Grande do Sul, registered in the National Register of Legal Persons (CNPJ/MF) under no. 68.737.857/0001-22 and represented herein in accordance with its bylaws, hereafter referred to individually as “RBS” and collectively with ZERO HORA as “RBS”;

All the above parties, as shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A., defined below, are referred to hereafter as “Agreement Shareholders”;

and, as Intervening Parties:

NET SERVIÇOS DE COMUNICAÇÃO S.A. (formerly Globo Cabo S.A.), a corporation with headquarters at Rua Verbo Divino 1356, 1st floor, in the city of São Paulo, State of São Paulo, registered in the National Register of Legal Persons (CNPJ/MF) under no. 00.108.786/0001-65 and represented herein in accordance with its bylaws, hereafter referred to individually as “NET SERVIÇOS” or the “COMPANY”;

BRADESPAR S.A., with headquarters at Av. Brigadeiro Faria Lima 3064, 6th floor, in the city of São Paulo, State of São Paulo, registered in the National Register of Legal Persons (CNPJ/MF) under no. 03.847.461/0001-92 and represented herein in accordance with its corporate bylaws, hereafter referred to individually as “BRADESPAR S.A.” and collectively with BRADESPLAN as “BRADESPAR”;

MICROSOFT CORPORATION, an American corporation, with headquarters at One Microsoft Way, Redmond, Washington, 98052-6399 U.S.A., hereafter referred to individually as “MICROSOFT CORPORATION” and collectively with MICROSOFT B.V. as “MICROSOFT”;

NET BRASIL S.A., a corporation with headquarters at Av. Brasil 1612, in the city of São Paulo, State of São Paulo, registered in the National Register of Legal Persons (CNPJ/MF) under no. 01.007.021/0001-00 and represented herein in accordance with its bylaws, hereafter referred to individually as “NET BRASIL”.

WHEREAS GLOBO, BRADESPAR, BNDESPAR, MICROSOFT and RBS hold, on the date hereof, common and preferred shares in NET SERVIÇOS, as shown in the table below:

Shareholder	Common Shares	% Voting Capital	Preferred Shares	% Total Capital (Common + Preferred)
GLOBO	68,722,497	56.71	31,822,493	35.77
BRADESPAR	16,917,760	13.96	0	6.02
BNDESPAR	9,638,056	7.95	3,992,923	2.93
MICROSOFT	10,500,000	8.66	10,500,000	7.47
RBS	11,159,034	9.21	23,227,312	12.24

WHEREAS GLOBO, BRADESPAR, BNDESPAR, MICROSOFT and RBS wish to make all Common Shares that they now hold or may hold in future subject to this Shareholders’ Agreement and BNDESPAR, MICROSOFT and RBS wish, in addition, to make all Preferred Shares that they hold on the date hereof subject to this Shareholders’ Agreement, reserving RBS’ acquired right to withdraw a quantity of 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) Preferred Shares held by it from this Shareholders’ Agreement, which shares may be negotiated on the terms set out in this Shareholders’ Agreement;

WHEREAS GLOBO, BRADESPAR, BNDESPAR, MICROSOFT and RBS wish to coexist harmoniously within NET SERVIÇOS, to further its progress and the valorization, profitability and liquidity of the capital investments they have made and may make in future in that Comp any;

WHEREAS on November 16, 1999, a shareholders’ agreement was entered into by Globo Cabo Holding S.A., now DISTEL, Majoli Participações e Comércio Ltda. (“MAJOLI”), which was succeeded by BRADESPLAN, BNDESPAR and MICROSOFT, all shareholders in NET SERVIÇOS at that time, and the parties wish to replace that agreement with this Shareholders’ Agreement;

WHEREAS on September 15, 2000 a contract (“Amendment no. 1”) was entered into by DISTEL, BRADESPLAN, MICROSOFT and Caboparbs Participações S.A. (“CABOPARBS”), a company controlled by RBS, which established terms and conditions for the amendment and consolidation of the NET SERVIÇOS shareholders’agreement of November 16, 1999, including terms and conditions for inclusion of CABOPARBS among the Qualified Investors and other changes arising out of that inclusion;

WHEREAS on April 10, 2002, a Protocol for Recapitalization of Globo Cabo S.A. (now NET SERVIÇOS) was entered into by DISTEL, GLOBOPAR, ROMAPAR, BRADESPAR, BRADESPLAN, RBS, BNDESPAR and GLOBO CABO S.A. (now NET SERVIÇOS), with NET BRASIL as intervening party, which establishes terms and conditions for the capitalization of NET SERVIÇOS by the shareholder signatories to the Protocol and consolidates the amendments provided for under Amendment no. 1 referred to in the immediately preceding recital and those provided for under Clause 3 of the Protocol for Recapitalization, the obligation of the signatories to the Protocol to capitalize NET SERVIÇOS being subject to the execution of this Shareholders’ Agreement;

WHEREAS the Agreement Shareholders have undertaken to exercise their rights with a view to achieving classification of NET SERVIÇOS as a company admitted at Level 2 on BOVESPA, and, subject to the conditions set out in items 2.1.1 and 2.1.2 of this Agreement, to approve the listing of shares in NET SERVIÇOS on the BOVESPA New Market in the shortest time possible;

WHEREAS it is in the common interest of the shareholders to this Shareholders’Agreement that NET SERVIÇOS, directly or through its controlled companies, be the instrument whereby GLOBOPAR and/or the Agreement Shareholders, directly or indirectly, may participate in transactions involving land distribution of subscription TV and distribution of broadband services in coverage areas in Brazil;

WHEREAS it is in the common interest of the Agreement Shareholders to give legal effect to their joint decision to establish a common procedure for questions that involve their interests as shareholders in NET SERVIÇOS, exercising their voting rights in a harmonious manner and employing that instrument to orient and establish conduct aimed at developing and improving the Company’s business and improving its results;

NOW THEREFORE they have entered into this Shareholders’ Agreement, hereafter referred to as the “Shareholders’ Agreement”, within the terms of article 118 and paragraphs thereunder of Law no. 6404/76, on the following terms and conditions:

1. DEFINITIONS

In this Agreement, the following expressions shall have the meaning given to them below:

“Agreement Shareholders” means DISTEL, ROMAPAR, GLOBOPAR, BRADESPLAN, BNDESPAR, MICROSOFT B.V., RBS PARTICIPAÇÕES and ZERO HORA, as defined above, together with their successors and assignees, as permitted and on the terms established by this Shareholders’ Agreement;

“Common Shares” means common shares, identified in the Recitals to this Agreement, issued by NET SERVIÇOS and held by Agreement Shareholders, with voting rights, representing the corporate capital of NET SERVIÇOS, together with any and all other common shares that the Agreement Shareholders may acquire in future, by reason of, without limitation, subscription of capital increases, bonuses, share splits, reverse share splits, conversion of debentures into Common Shares, conversion of Preferred Shares in Common Shares or exchange;

“Preferred Shares” means preferred shares, identified in the Recitals to this Agreement, issued by NET SERVIÇOS and held by BNDESPAR, MICROSOFT or RBS, together with any and all other preferred shares that may be acquired or issued in future, by reason of, without limitation, subscription of capital increases, bonuses, share splits or reverse share splits, with the exception of preferred shares arising out of conversion of NET SERVIÇOS 2nd issue debentures. With respect to MICROSOFT, Preferred Shares shall include those arising out of the Purchase Option;

“Shareholders’ Agreement” means this Shareholders’ Agreement;

“Amendment no. 1” means the Term Sheet executed on September 15, 2000 by DISTEL, BRADESPLAN, MICROSOFT and CABOPARBS, a company controlled by RBS, which establishes terms and conditions for the amendment and consolidation of the NET SERVIÇOS shareholders’ agreement of November 16, 1999, including terms and conditions for inclusion of CABOPARBS among the Qualified Investors and other changes arising out of that inclusion;

“BOVESPA” means the São Paulo Stock Exchange;

“Market Arbitration Chamber” means the arbitration chamber created by BOVESPA under the provisions of Law no. 9307/96;

“NET SERVIÇOS Competitor” means any company or Related Party of such company, joint venture, consortium, association, strategic enterprise or similar undertaking that (i) has its principal place of business in Brazil; (ii) has as its principal business (a) the supply of cable television services in Brazil or (b) other services for communication of content, using the same network used to transmit cable television programs (including, but not limited to, broadband internet connection services), provided, however, that this item (ii)(b) shall not apply to MICROSOFT for the purpose of defining NET SERVIÇOS Competitors; and (iii) has controlling shareholder(s) with headquarters or residence in Brazil, provided, however, that Multitel Comunicações Ltda., a company that holds cable television licenses, shall be excluded from this definition of NET SERVIÇOS Competitors for so long as RBS holds an interest in that company that is equal to or greater than 49% (forty-nine percent) of its capital;

“MICROSOFT Competitor” means any company or Related Party of such company, joint venture, consortium, association, strategic enterprise or similar undertaking that carries on business that competes with MICROSOFT’s business, including, without limitation, companies that do business in (i) the creation and sale of software for set top boxes for cable; (ii) the creation and sale of software for cable data transmission network servers; (iii) WEBTV services; (iv) TV pak services; or (v) in the provision of internet content and services (such as, by way of example only, Yahoo, AOL, Realnetworks, IBM, Sun Microsystems, Novell and AT&T), provided always that MICROSOFT shall have the right to indicate, from time to time, other companies or businesses as MICROSOFT Competitors, subject to the reasonable consent of NET SERVIÇOS;

“Share Purchase and Sale Option Agreement”, entered into by DISTEL and BNDESPAR, has the meaning given to it in item 4.2;

“Control” means, within the terms of article 116 of Law no. 6404/76, the power to elect a majority of the direct ors and officers, and to direct the activities, of a given company and, in relation to NET SERVIÇOS, the Qualified Investor that holds, individually, more than 50% (fifty percent) of the Common Shares subject to the Shareholders’ Agreement shall be deemed to be the controlling shareholder, subject always to the special provisions with respect to (i) the requirement for approval by unanimity or by special majority, including the favorable vote of BRADESPAR or BNDESPAR, or of directors nominated by them, with respect to the matters referred to in specific items of Clause 8 and (ii) the election of directors under the terms of Clause 9, respectively, of this Shareholders’ Agreement;

“Tag-Along Right” has the meaning given to it in Clause 6 of this Shareholders’Agreement;

“Right of First Refusal” is the right conferred under Clause 5 of this Shareholders’Agreement to the remaining Agreement Shareholders by any Agreement Shareholder that wishes to sell, assign, transfer or in any other manner dispose, directly or indirectly, of the whole or part of its Common Shares, subject, where applicable, to certain special rules, which shall apply also to Preferred Shares, set out in specific items of this instrument;

“Net Indebtedness” means (i) any obligation of the COMPANY or of its controlled companies that: (a) is contingent or in any way enforceable for contracted loans (regardless of any real security that the creditor may have in the assets of the COMPANY or of its controlled companies or in any part of such assets); (b) is evidenced by promissory notes (issued in Brazil or elsewhere), debentures or similar instrument, letters of credit (including an obligation to buy currency); (c) is for payment of rent or other amounts related to the purchase of assets that should be classified as a financing lease in accordance with accounting principles generally accepted in Brazil, including the deferred purchase of immovable property; or (d) arises out of contracts for protection against variations in interest rates, currency exchange contracts, contracts for protection against currency variations or any other similar contract; (ii) any obligation of a third party similar in nature to those described in item (i) above, for which the COMPANY or its controlled companies have provided security or that in any other way may become an obligation of the COMPANY or its controlled companies; and (iii) any other obligation that is secured by a lien or encumbrance on the property or assets of the COMPANY or its controlled companies, regardless of whether the said secured obligations have been assumed by the COMPANY and/or its controlled companies, deducting from (i), (ii) and (iii) “available funds” [disponibilidades financeiras], within the meaning of that term under article 179(I) of Law no. 6404/76;

Consolidated annualized “EBITDA” means the sum of: (i) profit (loss) after provision for income tax and social contribution; (ii) net financial expenses; (iii) provision for income tax and social contribution; (iv) depreciation and amortization; (v) other net non-operational expenses; (vi) losses from minority interests in companies with consolidated financial statements; and (vii) loss from results of related companies (i.e. companies in which the COMPANY has an equity interest of between 20% and 50%, always determined in accordance with accounting principles generally accepted in Brazil) on the consolidated balance sheet for the COMPANY for the last audited quarter, multiplied by 4 (four);

“Bylaws” means the consolidated bylaws of NET SERVIÇOS, approved by the shareholders at the Extraordinary General Shareholders’ Meeting held on June 13, 2002;

“Qualified Investor” means GLOBO, BRADESPAR, BNDESPAR, MICROSOFT and RBS, for so long as they hold the minimum equity interest referred to in item 14.2 of this Shareholders’ Agreement;

“Relevant Matters for Shareholders’ Meetings” means the matters within the powers of the shareholders of NET SERVIÇOS in General Meeting, as established in Clause 8 of this Shareholders’ Meeting, which are considered by the Agreement Shareholders to be relevant and thus subject to decision, by a special majority, at a Prior Meeting, in accordance with item 8.4 of this Shareholders’ Agreement;

“New Market” means the special segment for listing of shares on the São Paulo Stock Exchange – BOVESPA, reserved for trading in shares issued by companies that voluntarily undertake to adopt practices of corporate governance and transparency in periodic provision of information and any other practices related to requirements under applicable legislation, in accordance with the Regulation for Listing on the BOVESPA New Market;

“Level 2” means the special segment for listing of shares on the São Paulo Stock Exchange – BOVESPA, reserved for trading in shares issued by companies that adopt a broad set of differentiated corporate governance practices and additional rights for minority shareholders, as established in the Regulation for Differentiated Levels of Corporate Governance issued by BOVESPA;

“Drag-Along Obligation” has the meaning given to it in Clause 7 of this Shareholders’Agreement;

“Purchase Option”, entered into between DISTEL and MICROSOFT CORPORATION, has the meaning given to it in item 4.2;

“Related Parties” or “Related Party” means, in relation to any of the Agreement Shareholders, at any time, any other person(s) that control, are controlled by, or are under common Control with, the Agreement Shareholder;

“Recapitalization Protocol” means the protocol executed on April 10, 2002 by DISTEL, GLOBOPAR, ROMAPAR, BRADESPAR, BRADESPLAN, RBS PARTICIPAÇÕES, BNDESPAR and GLOBO CABO S.A. (now NET SERVIÇOS), with NET BRASIL as intervening party, under which the shareholder signatories undertook to make capital contributions to NET SERVIÇOS on the terms and conditions provided for therein, together with all amendments thereto;

“Registration Rights Agreement” means the contract entered into on November 16, 1999 between GLOBO CABO S.A. (now NET SERVIÇOS) and MICROSOFT, in accordance with the laws and regulations of the United Stat es;

“Prior Meeting” has the meaning given to it in item 8.2 of this Shareholders’Agreement;

“Board of Directors Meeting” has the meaning given to it in item 8.1 of this Shareholders’ Agreement;

“Transfer” (and related verb forms) means the sale, promise to sell, alienation, assignment, usufruct, granting of option to purchase or to sell, exchange, capital contribution to another company, transfer and any other manner of loss of ownership, alienation or encumbrance, direct or indirect, of any of the Common Shares held, directly or indirectly, at any time by the Agreement Shareholders, together with all rights inherent in such Common Shares, including, among other rights, voting and subscription rights, subject, for so long as they may be applicable, to the special rules, which apply also to Preferred Shares, set out in specific items in this instrument.

2. THE NEW MARKET[Novo Mercado]

2.1. The Agreement Shareholders undertake to approve, within the shortest possible period of time, and subject to the conditions set out in items 2.1.1 and 2.1.2 below, the listing of shares in the COMPANY for trading on the BOVESPA New Market. 2.1.1. In view of the fact that the listing of shares in the COMPANY for trading on the BOVESPA New Market will result in the mandatory conversion of all the preferred shares in the COMPANY into common shares, and, consequently, the possible exercise of appraisal rights by the holders of preferred shares, the obligation assumed by the Agreement Shareholders under this item 2.1 above does not prejudice the provisions of article 137§3 of Law no. 6404/76 to the effect that the COMPANY may reconsider its decision in the event that the payment of the reimbursement value of shares held by dissident shareholders represents a risk to the financial stability of the COMPANY. Reconsideration of the said decision shall be submitted to the shareholders of the COMPANY in General Meeting and shall be deemed to be a Relevant Matter for Shareholders’ Meetings for the purposes of item 8.4 of this Agreement.

2.1.2. In addition, the listing of shares in the COMPANY for trading on the New Market is conditional upon approval at a special meeting of preferred shareholders and upon obtaining all authorizations required (i) to avoid breach by the COMPANY of any existing undertakings and obligations, (ii) to avoid the occurrence of contractual events that may injure the financial situation of the Company, such as acceleration of debts, and (iii) to avoid the breach of guarantees or obligations assumed by the Agreement Shareholders under contracts involving the Company.

2.2. In consequence of the provisions of item 2.1 above, the Agreement Shareholders undertake to exercise their voting rights so as to cause NET SERVIÇOS, its officers and directors and the Agreement Shareholders themselves to fulfill all requirements imposed by BOVESPA for the listing of shares in the COMPANY for trading on the New Market, including, without limitation:

(a) mandatory conversion of all preferred shares issued by NET SERVIÇOS into common shares, as a condition precedent for listing of its shares for trading on the New Market. Accordingly, from and after the date of effective listing of shares in NET SERVIÇOS for trading on the New Market, the preferred shares subject to this Shareholders’ Agreement shall be converted into common shares and, consequently, any and all references in this Shareholders’Agreement to Preferred Shares shall cease to apply and such shares shall automatically become subject to the provisions of this Shareholders’Agreement in respect of Common Shares;

(b) amendment of the deed for the 2nd public issue of debentures by the COMPANY, of the Share Purchase and Sale Option Agreement entered into by DISTEL and BNDESPAR and of the Purchase Option entered into between MICROSOFT CORPORATION and DISTEL, defined in item 4.2 of this Shareholders’ Agreement, so as to reflect the mandatory conversion of preferred shares into common shares referred to in paragraph (a) above. As a result of the amendments contemplated in this paragraph (b), the common shares acquired through exercise of the purchase options by GLOBO and/or MICROSOFT shall be subject to this Shareholders’ Agreement and all provisions contained herein in respect of Common Shares;

(c) approval of the necessary changes to the current American Depositary Receipt program, arising out of NET SERVIÇOS’ obligation to have its capital divided exclusively into common shares, which changes shall include the creation of a new American Depositary Receipt program exclusively for common shares, as a condition precedent to the listing of shares in NET SERVIÇOS for trading on the New Market;

(d) approval of amendments to the Bylaws of NET SERVIÇOS so as to make the provisions of the Bylaws compatible with those required by BOVESPA for listing of shares for trading on the New Market.

2.3. The Agreement Shareholders also undertake to make their best efforts to amend NET SERVIÇOS’ Bylaws, this Shareholders’ Agreement and any other applicable documents to reflect the provisions of the BOVESPA New Market.

3. BOVESPA LEVEL 2

3.1. The Agreement Shareholders acknowledge and undertake to follow the rules established by BOVESPA for Level 2 companies and to ensure that, in the event of alienation of Control of NET SERVIÇOS, whether in a single transaction or through successive transactions, any agreement for alienation of Control entered into by any of the Agreement Shareholders shall expressly provide, as a condition precedent or condition subsequent, that the acquiror of Control of NET SERVIÇOS undertake to realize, within a period of no more than 90 (ninety) days, a public offer to acquire common and preferred shares held by all other NET SERVIÇOS shareholders, at the same price per share paid to acquire Control of NET SERVIÇOS, so as to ensure that the other shareholders of the COMPANY are given equal treatment to that given to the controlling shareholder that has alienated Control.

4. SHARES SUBJECT TO THE AGREEMENT

4.1. This Shareholders’ Agreement applies to all Common Shares and, in the case of BNDESPAR, MICROSOFT and RBS, Preferred Shares as well, in the capital of NET SERVIÇOS that the Agreement Shareholders now hold or may hold in future and all such shares shall be subject to all the provisions of this Shareholders’ Agreement, including provisions related to Transfer, right of first refusal, Tag-Along Right and Drag-Along Obligation and exercise of voting rights.

4.1.1. On September 13, 2001, RBS acquired the right to withdraw a total of 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) of its Preferred Shares, which may be sold in transactions performed in the stock exchanges and/or by public offer, with registration rights, relying upon the total cooperation of NET SERVIÇOS and its management and employees. Accordingly, on the date of execution of this Shareholders’ Agreement, RBS has the right to withdraw from this Shareholders’ Agreement, a quantity of 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) of its Preferred Shares and the remaining shares held by RBS, as set out in the table in the first Recital to this Shareholders’ Agreement, shall remain subject to this Shareholders’ Agreement and may be disposed of only in accordance with the provisions of items 5.12 to 5.14 of this Shareholders’ Agreement.

4.2. The Agreement Shareholders hereby represent and warrant that they are the owners and lawful possessors of the Common Shares and, in the case of BNDESPAR, MICROSOFT and RBS, of the Preferred Shares as well, and that the said shares are free and clear of any and all liens, encumbrances and/or rights, whether judicial or extrajudicial, including pledges, deposits, attachments, seizures, usufructs, promises, options to sell or to buy, and any other liens or encumbrances of any kind or nature, with the exception of (i) the provisions of item 4.2.1 below; (ii) the option to purchase and to sell common shares and preferred shares in NET SERVIÇOS (“Share Purchase and Sale Option Agreement”), entered into by DISTEL and BNDESPAR on December 14, 1999, with MAJOLI, MICROSOFT B.V., MICROSOFT CORPORATION and GLOBO CABO S.A. (now NET SERVIÇOS) as intervening parties; and (ii) the option to purchase and to sell Preferred Shares (“Purchase Option”) entered into between DISTEL and MICROSOFT CORPORATION on November 16, 1999.

4.2.1. ROMAPAR declares that 37,194,802 (thirty seven million, one hundred and ninety-four thousand, eight hundred and two) Common Shares in NET SERVIÇOS, held by ROMAPAR, are pledged [caucionadas] in favor of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, as follows: (i) 16,906,728 (sixteen million, nine hundred and six thousand, seven hundred and twenty-eight) Common Shares under Amendment no. 1 to Contract for Financing through Line of Credit no. 97.2.436.5.1 dated December 1, 1997; (ii) 4,057,615 (four million, fifty-seven thousand, six hundred and fifteen) Common Shares under Amendment no. 1 to Contract for Financing through Line of Credit no. 98.2.039.5.1 dated March 31, 1998; (iii) 9,298,701 (nine million, two hundred and ninety-eight thousand, seven hundred and one) Common Shares under Amendment no. 1 to Contract for Financing through Line of Credit no. 98.2.040.5.1 dated March 31, 1998; and (iv) 6,931,758 (six million, nine hundred and thirty-one thousand, seven hundred and fifty-eight) Common Shares under Amendment no. 1 to Contract for Financing through Line of Credit no. 97.2.101.5.1 dated June 5, 1997.

5. RIGHT OF FIRST REFUSAL AND TRANSFER OF SHARES

5.1. The Agreement Shareholders acknowledge that the cooperation required to attain the objectives referred to herein must be based, principally, on a relationship of confidence. The Common Shares in the COMPANY may not be Transferred, made subject to liens or encumbered during the term of this Agreement, either directly or indirectly, except to Related Parties, without complying with the provisions of this Clause. Any transaction involving Preferred Shares held by BNDESPAR, MICROSOFT or RBS, subject to the provisions of item 4.1.1, shall comply with all the items of this Clause, including the provisions of items 5.7 and 5.8, in the case of BNDESPAR, of items 5.10 and 5.11, in the case of MICROSOFT, and of items 5.12 to 5.14, in the case of RBS.

5.2. Without prejudice to the rules established in items 5.3 to 5.15 below, should any Agreement Shareholder wish to Transfer part or all of its Common Shares or, in the case of BNDESPAR and RBS, its Preferred Shares to a third party, it shall comply with the following rules, with the exception of MICROSOFT, to which the provisions of this item 5.2 and subitems do not apply, although the provisions of item 5.3 and following of this Clause do apply to MICROSOFT:

(a) the Agreement Shareholders hereby agree not to sell or offer to sell any of the shares in the COMPANY owned by them on the date of execution of the Recapitalization Protocol during a period of 90 (ninety) days from the date of publication of the first announcement of the public offering of shares referred to in the Recapitalization Protocol (“Lock-up”). The prohibition contained in this paragraph does not apply to: (i) Transfers between each of the Agreement Shareholders and their respective Related Parties; (ii) RBS, ZERO HORA and their Related Parties, which may dispose of a total of Preferred Shares not exceeding 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six), with respect to which RBS acquired, in September 2001, the right to withdrawn such shares from this Shareholders’ Agreement, by any means, including but not limited to trades on stock exchanges, with registration rights and the COMPANY’S and its controlling shareholders’ cooperation or loan transactions involving the shares issued by the COMPANY, and may pledge or encumber, including by means of transactions with derivatives, such Preferred Shares during and after the Lock-up period, acting in coordination with the COMPANY, its Shareholders and the banks responsible for coordinating the public offering dealt with in the Recapitalization Protocol, without such disposition or encumbrance being interpreted as a limitation on RBS’s and ZERO HORA’s rights, or (iii) GLOBO, which may dispose of its preferred shares in the COMPANY by any means, including but not limited to trades on the stock exchange, and may pledge or encumber such shares by any means, as well as pledge its Common Shares, provided that such common shares are restricted by the Lock-up period of 90 (ninety) days as above mentioned, for the purpose of raising funds to honor its commit ment under the Recapitalization Protocol to subscribe unsubscribed shares, subject to strict compliance with the rules for maintenance of the market value of the shares and acting in coordination with the COMPANY and the Agreement Shareholders. RBS, ZERO HORA, their Related Parties and/or GLOBO, when exercising the prerogative described in items (ii) and (iii) above, shall ensure that the exercise of the prerogative does not prejudice the successful outcome of the Company’s recapitalization process as contemplated in the Recapitalization Protocol, including the public offering of shares in the COMPANY. Notwithstanding the Lock-up described herein, the Agreement Shareholders agree that RBS may sell preferred shares issued by the COMPANY to be acquired as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol, in the approximate amount of R$25,000,000.00 (twenty-five million reais) as of the date of acquisition, without being subject to the rules of Lock-up, coordinated sale or Right of First Refusal, as provided in this Shareholders’ Agreement;

(b) during a period of 18 months from the end of the 90-day Lock-up period, the Agreement Shareholders undertake to sell the shares that are subject to this Shareholders’ Agreement only if the sale is carried out in coordination with the other Agreement Shareholders;

(c) after the period of 18 months established in paragraph (b) above, the Agreement Shareholders shall have the right to dispose of the shares subject to the Shareholders’ Agreement through private negotiation, subject to the Right of First Refusal of the other Agreement Shareholders, and may also include the transfer of all rights and duties under this Shareholders’Agreement, with the exception of rights attaching to the person of BNDESPAR, as a institutional government development agency;

(d) the right of first refusal and the other procedures provided for in paragraph (c) above shall not apply to (i) BNDESPAR in the case of sale on the stock market or through public offering of BNDESPAR’s preferred shares acquired through conversion of COMPANY 2nd issue debentures or acquired as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol; or (ii) the Transfer of the 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) Preferred Shares held by RBS, in respect of which RBS acquired, in September 2001, the right to withdrawn such shares from this Shareholders’ Agreement, as described in item 4.1.1 or the Transfer of the 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) Preferred Shares which RBS has the right to withdraw from this Shareholders’ Agreement after September 8, 2002, the Transfer of which shall be subject to the provisions of items 5.12 to 5.14 of this Clause 5, and the right of first refusal and the other procedures provided for in paragraph (c) above shall not apply as well to the Transfer of the preferred shares issued by the COMPANY, in the approximate amount of R$25,000,000.00 (twenty-five million reais), to be acquired by RBS as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol;

(e) in addition to the Right of First Refusal provided for in paragraph (c) above, any and all disposition, transfer, sale or encumbrance for any reason whatsoever of shares subject to this Shareholders’ Agreement, which involves the transfer of all the rights and duties provided for herein, shall be subject to GLOBO’s veto power with respect to the acquiror’s adhesion to this Shareholders’ Agreement, in the event that the said acquiror is a competitor of GLOBO or of its Related Parties, as determined in good faith by GLOBO. Should GLOBO determine, in good faith, to veto the sale of shares of any other Agreement Shareholder to a competitor, the Agreement Shareholder may nevertheless carry out the sale, but without the transfer of rights and obligations under this Shareholders’ Agreement, and the competitor may not participate in the management and administration of the COMPANY, including participation in the Board of Directors, for so long as the acquiror participates directly or indirectly in the management or administration of a company or business that competes with GLOBO, its Related Parties or the COMPANY. In the event of a veto by GLOBO, the Agreement Shareholder may carry out the sale to the competitor, without transfer of rights and obligations under this Shareholders’ Agreement or, alternatively, make a public offer to sell an equal number of shares, with registration rights and the collaboration of the COMPANY.

5.3. Without prejudice to the rules provided for under item 5.2 above, in the event that any of the Agreement Shareholders wishes to Transfer part or all of its Common Shares or, in the case of BNDESPAR, MICROSOFT and RBS, its Preferred Shares as well, subject to the provisions of item 5.4 of this Clause 5, to a third party (the “Proponent”), it shall give notice in writing to the other Agreement Shareholders, stating in such notice for exercise of the Right of First Refusal (the “Notice”): (i) the name and particulars of the Proponent and, if the Proponent is a company, the Notice shall also identify the shareholders or members of the Proponent that hold, directly or indirectly, control over the Proponent and/or equity interests that represent 10% (ten percent) or more of its voting and/or total capital; (ii) the price and terms and conditions for payment; (iii) the parcel of shares to be acquired (the “Offered Shares”); (iv) other relevant terms and conditions of the offer (the “Offer”) and (v) a statement by the offering shareholder (the “Offering Shareholder”) as to whether it intends to accept the Offer.

5.3.1. The other Agreement Shareholders shall have 30 (thirty) days from the date of receipt of the Notice to inform the Offering Shareholder, in writing, as to whether they intend to exercise, in proportion to their holdings in the Common Shares and Preferred Shares (after deduction of the Offering Shareholder’s holding) the Right of First Refusal to acquire the Offered Shares on the terms and conditions of the Offer, in accordance with the following rules and procedures:

5.3.2. Should any of the Agreement Shareholders fail to inform the Offering Shareholder of its interest in exercising the Right of First Refusal to acquire the Offered Shares within the time period referred to in item 5.3.1 above, or fail to do so effectively, the Common Shares and Preferred Shares allocated to such Agreement Shareholder(s) shall be offered, in the proportions established herein, to the remaining Agreement Shareholders, which may exercise the Right of First Refusal and acquire the whole of the Offered Shares or, alternatively, relinquish the acquisition of such Offered Shares and not exercise the Right of First Refusal over such Offered Shares, which shall then be acquired by the Proponent, in accordance with the provisions of item 5.3.4 below.

5.3.3. Within 30 (thirty) days from the date of receipt of notice from the Agreement Shareholders that they intend to exercise the Right of First Refusal, the Offered Shares shall be transferred to the Agreement Shareholders who have exercised the Right of First Refusal, upon payment of the price on the terms and conditions of the Offer.

5.3.4. If, upon expiry of the time period for responding to the Notice, none of the Agreement Shareholders have given notice that it intends to exercise the Right of First Refusal or the Agreement Shareholders have relinquished the acquisition, in the manner provided for in item 5.3.2, the Offering Shareholder may transfer the Offered Shares to the Proponent, on the same terms and conditions set out in the Offer.

5.3.5. If the Offer is modified in any of its terms or conditions, the Offering Shareholder shall give a new Notice to the other Agreement Shareholders and the procedure set out in this item 5.3 and subitems hereto shall be repeated.

5.3.6. If the Offering Shareholder does not transfer the Offered Shares to the Proponent within a period of 90 (ninety) days from the date of the Notice, the Right of First Refusal shall revive and the procedure set out in this item 5.3 and subitems hereto shall be repeated.

5.3.7. The provisions relating to the Right of First Refusal contained herein shall apply to Transfer of right to subscribe Common Shares and, in the case of BNDESPAR, MICROSOFT and RBS, Preferred Shares as well, arising out of capital increases and Common Share and Preferred Share subscription bonuses issued by NET SERVIÇOS, provided, however, that the time periods established in items 5.3.1 and 5.3.3 shall be reduced to 15 (fifteen) days.

5.4. The Right of First Refusal and the other procedures provided for in item 5.3 and subitems thereto shall not apply to (i) BNDESPAR in the case of sale on the stock market or through public offering of BNDESPAR’s preferred shares acquired through conversion of COMPANY 2nd issue debentures or acquired as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol; or (ii) the Transfer of the 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) Preferred Shares held by RBS, in respect of which RBS acquired, in September 2001, the right to withdrawn such shares from this Shareholders’ Agreement, as described in item 4.1.1 or the Transfer of the 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) Preferred Shares, which RBS has the right to withdraw from this Shareholders’ Agreement after September 8, 2002, the Transfer of which shall be subject to the provisions of items 5.12 to 5.14 of this Clause 5, and the Right of First Refusal and the other procedures provided for in item 5.3 and subitems thereto shall not apply as well to the Transfer of the preferred shares issued by the COMPANY, in the approximate amount of R$25,000,000.00 (twenty-five million reais), to be acquired by RBS as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol.

5.5. The restrictions on Transfer of Common Shares provided for herein shall not apply (i) to the transfer in trust of 1 (one) share by the Agreement Shareholders to each of the members of the board of directors of NET SERVIÇOS or (ii) to Transfers between DISTEL, ROMAPAR, GLOBOPAR, BRADESPLAN, BRADESPAR S.A., BNDESPAR, MICROSOFT B.V., MICROSOFT CORPORATION, RBS PARTICIPAÇÕES, ZERO HORA and their respective Related Parties at any time, including during the Lock-up dealt with in item 5.2. The restrictions on Transfers under this Clause 5 shall not prevent MICROSOFT from carrying out, in good faith, hedge transactions (including transactions with derivatives) with one or more investment banks of international standing as a means to protect itself from fluctuations in the market price of Preferred Shares, provided that such transactions do not result in any Transfer of Preferred Shares that is not in compliance with the provisions of this Clause 5. To avoid any possible questions of interpretation, such hedge transactions shall at no time and in no circumstances give MICROSOFT the right to transfer ownership of Preferred Shares after expiry of the period of time in which MICROSOFT is authorized to carry out the Transfer of Preferred Shares in accordance with the provisions of this Clause 5.

5.6. In the event of transfer of Common Shares or Preferred Shares to Related Parties under the terms of item 5.5 above, (i) the Related Party shall be subrogated in all the rights and obligations of the Agreement Shareholder which transferred the shares, becoming party to this Shareholders’ Agreement and (ii) in the event of a change in Control of the Related Party, the Agreement Shareholders shall have the right to exercise the Right of First Refusal to acquire all shares in NET SERVIÇOS held by the Related Party, which shall be bound to sell its shares in NET SERVIÇOS to the Agreement Shareholders, in accordance with the procedures set out in item 5.3 and subitems thereto, at a price to be fixed by a first-rank financial institution, which shall evaluate the shareholding of the Related Party in NET SERVIÇOS.

5.7. Any Transfer of Common Shares, Preferred Shares, subscription rights, subscription bonuses, debentures exchangeable or convertible into Common Shares or Preferred Shares, or any other securities that attribute, directly or indirectly, an interest in the capital of NET SERVIÇOS contrary to the provisions of this Shareholders’Agreement shall automatically be null and void, and NET SERVIÇOS shall be prohibited from effecting the Transfer or entering the Transfer in its securities registers, except in the case of alienation of Common Shares and Preferred Shares held by BNDESPAR under the Share Purchase and Sale Option Agreement defined in item 4.2 of this Shareholders’ Agreement, to which the Right of First Refusal rules set out in this item do not apply.

5.8. It is agreed among the Agreement Shareholders that BNDESPAR, at its sole and exclusive discretion, may, subject to the provisions of the Share Purchase and Sale Option Agreement, sell on the stock exchange, subject to condition precedent or by means of a public offer, the whole or part of its Common Shares and Preferred Shares, provided that BNDESPAR shall (i) communicate its intention to sell the Common Shares or Preferred Shares to the other Agreement Shareholders, 15 (fifteen) days in advance; and (ii) comply with the Right of First Refusal provided for in this Clause 5. For the purposes of the exercise of the Right of First Refusal, the time period shall begin to run on the date of the sale of Common Shares or Preferred Shares subject to condition precedent, which condition shall be set out in the relevant published notice of sale. Upon exercise of the Right of First Refusal by any of the Agreement Shareholders, the sale subject to condition precedent referred to in this item shall be deemed to be void, and the voidability of the sale shall be set out in the relevant published notice of sale. The procedure described in this item shall not apply, however, to BNDESPAR’s preferred shares acquired through conversion of COMPANY 2nd issue debentures or acquired as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol.

5.9. BNDESPAR, subject to the provisions of the Share Purchase and Sale Option Agreement, BRADESPAR, MICROSOFT and RBS shall have, at their sole and exclusive discretion, from and after November 16, 2002, the right to proceed to a public offer of Preferred Shares on the American securities market and, to that end, BNDESPAR, BRADESPAR, MICROSOFT and RBS may, after expiry of the time period referred to above, (i) include their Preferred Shares in any public offering that NET SERVIÇOS may make on the American market; or (ii) request, once only in every 12-month period, that NET SERVIÇOS take such measures and steps as may be required to register such Preferred Shares for the purpose of a public offering on the American market. The Right of First Refusal provided for under item 5.3 of this Shareholders’ Agreement shall not apply in the circumstances described in this item. The right described in (i) and (ii) above shall be conditional upon execution, by the interested parties, of specific documents under American legislation and regulations, substantially in the terms of the Registration Rights Agreement entered into by MICROSOFT and GLOBO CABO S.A. (now NET SERVIÇOS) on November 16, 1999. BNDESPAR, BRADESPAR, RBS and NET SERVIÇOS may sign the said Registration Rights Agreement at any future date upon request by any of such Agreement Shareholders. NET SERVIÇOS and MICROSOFT hereby agree to amend the Registration Rights Agreement so that any reference to preferred shares of the COMPANY shall read as a reference to common shares, in the same quantity, after conversion of preferred shares in the COMPANY into common shares and listing of shares in the COMPANY for trading on the BOVESPA New Market.

5.9.1. Should Common Shares in NET SERVIÇOS be registered on the American securities market, the provisions in (i) and (ii) of item 5.9 above shall apply to the Common Shares held by BNDESPAR, BRADESPAR, MICROSOFT and RBS.

5.9.2. BRADESPAR, RBS and BNDESPAR shall have the same rights established in item 5.9 above, to the extent applicable, in respect of the Brazilian securities market, subject (again to the extent applicable to the Brazilian securities market) to the provisions of item 2.2.3 of the Registration Rights Agreement.

5.10. Common Shares and Preferred Shares held by MICROSOFT may not be Transferred to other Agreement Shareholders or to third parties, with the exception of MICROSOFT’s Related Parties, prior to November 16, 2002. This restriction shall not apply if NET SERVIÇOS, despite MICROSOFT’s reasonably founded objection, in the cases described in (i) and (ii) below, and despite MICROSOFT’s objection, even if unfounded, in the case described in (iii) below, adopts any of the measures referred to below. MICROSOFT’s objection shall be made by vote at a Prior Meeting or in the minutes of a Board of Directors Meeting, as the case may be:

(i) on two occasions adopts any action listed in paragraphs (d), (g) or (l) of item 8.5; or

(ii) on one occasion adopts two of any of the actions listed in paragraphs (d), (g), (h) or (l) of item 8.5; or

(iii) on one occasion, adopts any action listed in paragraphs (f) and (i) of item 8.5.

Upon occurrence of any of the events described above, while MICROSOFT is a Qualified Investor, MICROSOFT may transfer its Common Shares and Preferred Shares at any time to any person, subject, however, to the restrictions set out in items 5.10.1 and 5.10.2 below. NET SERVIÇOS, in the manner provided for in art. 40 of Law no. 6404/76, shall inform the financial institution of the restriction established in this item of the Shareholders’ Agreement, within 5 (five) days from execution of this instrument, so that the financial institution may register the said restrict ion.

5.10.1 MICROSOFT may not alienate its Common Shares or Preferred Shares to any NET SERVIÇOS Competitor.

5.10.2 The prohibition against sale of Common Shares and Preferred Shares to any NET SERVIÇOS Competitor established in item 5.10.1 above does not apply if the sale is made on a stock exchange in the United States or on NASDAQ, after registration in the manner referred to in item 5.9 above, in a quantity compatible with that negotiated on that market in the past and provided that the terms and conditions of the sale (including the price, the quantity of shares and the identity of the purchaser) have not been negotiated in advance between MICROSOFT (or its representatives of any kind) and the purchaser of the Common Shares or Preferred Shares. Any block trade shall be made in such a way that the volume acquired by any one investor is not incompatible with the concept of the prohibition against sale to a NET SERVIÇOS Competitor.

5.11. Should MICROSOFT exercise the option to acquire the preferred shares in NET SERVIÇOS currently held by DISTEL under the Purchase Option entered into between MICROSOFT CORPORATION and DISTEL on November 16, 1999, the rules established in item 5.9 of this Shareholders’ Agreement shall apply to the said preferred shares. For the purposes of this Shareholders’ Agreement, the said preferred shares shall, upon acquisition by MICROSOFT, become Preferred Shares within the meaning of this Shareholders’ Agreement.

5.12. Subject to the rules contained in item 5.2(b), after September 8, 2002, RBS shall have the right to withdraw the remaining 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) Preferred Shares from this Shareholders’Agreement, and may sell such shares by public offer to sell and/or transactions on the Stock Exchange, with registration rights, and may rely upon the total cooperation of NET SERVIÇOS and its controlling shareholders. In that event, RBS shall make its best efforts to respect the following principles, which shall not be interpreted as limiting RBS’ rights:

a) Maintenance of the market value of shares in NET SERVIÇOS;

b) Coordinated action with the NET SERVIÇOS and its controlling shareholders; and

c) Adequate information regarding the use of funds and any plans for future dispositions of blocks of shares, so as to ensure that the principle set out in paragraph (a) above is respected.

5.13. RBS undertakes to choose a bank and other market participants, all of first rank and with proven experience in local and international capital markets, to make the public offers of Preferred Shares referred to in item 5.12 above. The costs of engaging such participants and other fees for registration of the public offers here referred to shall be borne by RBS.

5.14. Notwithstanding the provisions of this Shareholders’ Agreement, RBS may, at any time, pledge, give as security, encumber or in any other manner dispose of (including by means of trades on the stock exchange and/or transactions with derivatives) 11,613,656 (eleven million, six hundred and thirteen thousand, six hundred and fifty six) of its Preferred Shares, which shares shall have been withdrawn from this Shareholders’ Agreement, and such Preferred Shares may be sold through one or more public offers, subject to a minimum interval of 12 months between each offer, and/or direct sales on the stock exchange, without any limitation as to the interval between direct sales on the stock exchange.

5.15. Should GLOBO make a public offer of shares in NET SERVIÇOS within 90 (ninety) days from the date mentioned in item 5.12 above (September 8, 2002), RBS shall have the right to participate in such public offer jointly with GLOBO, offering RBS’ Preferred Shares in a quantity that is no more that 35% (thirty-five percent) of the volume under the offer made by GLOBO.

5.16. A Transfer of shares in NET SERVIÇOS, in the terms established in this Clause 5, by any Agreement Shareholder, shall immediately be communicated by the Agreement Shareholder in question to the Brazilian Securities Commission (Comissão de Valores Mobiliários) and BOVESPA, in accordance with art. 116-A of Law no. 6404/76, as amended by Law no. 10.303/2001.

6. TAG-ALONG RIGHT

6.1. Alienation of Control of NET SERVIÇOS by any Agreement Shareholder, acting alone or not, by means of a single transaction or by successive transactions, directly or indirectly, shall be agreed to only on the condition that the acquiror undertakes to carry out, within a period of no more than 90 (ninety) days, a public offer to acquire the common and preferred shares of the remaining shareholders of NET SERVIÇOS, so as to ensure that such remaining shareholders have the opportunity to sell their shares to the acquiror of Control of NET SERVIÇOS at a price that is 100% of the price paid per voting share in the NET SERVIÇOS Control block, in accordance with the provisions of the Bylaws of the COMPANY.

6.2. In the event that any one of the Qualified Investors that possesses, individually, more than 50% (fifty percent) of the Common Shares subject to the Shareholders’Agreement alienates the whole of such Common Shares, the remaining Qualified Investors shall have the right to sell their Common Shares and Preferred Shares, in part or in whole, together with the Common Shares alienated by the said Qualified Investor, on the same terms and conditions as to price and terms of payment, provided that they exercise that right by notice to the alienating Qualified Investor within the time period established for exercise of the Right of First Refusal under item 5.3 of this Shareholders’ Agreement.

6.2.1. In the event that the Qualified Investor that holds more than 50% (fifty percent) of the Common Shares subject to the Shareholders’ Agreement alienates a part of such Common Shares, thus reducing its shareholding to less than 50% (fifty percent) of the Common Shares subject to the Shareholders’ Agreement, the remaining Qualified Investors shall have the tag-along right provided for in item 6.2 above.

7. DRAG-ALONG OBLIGATION

7.1. Should GLOBO intend to sell Common Shares representing Control of NET SERVIÇOS to a third party or parties that are not subject to the same ultimate control as BRADESPAR, BNDESPAR, MICROSOFT or RBS, and/or carry out a transaction of equivalent substance and scope, including the assignment and transfer of preemptive rights to subscription of capital and/or securities convertible into shares with voting rights in NET SERVIÇOS, which results in a Transfer of Control of NET SERVIÇOS, BRADESPAR, BNDESPAR, MICROSOFT and RBS undertake to participate in the transaction, at GLOBO’s request, on the same terms and conditions, including as to price and terms of payment, on a pro rata basis, in proportion to the number of Common Shares held by each of them.

7.1.1. Item 7.1 above shall apply to BNDESPAR only if the sale is made for a price that is equal to or greater than that to which BNDESPAR is entitled under the Share Purchase and Sale Option Agreement.

7.2.2. The transaction referred to in item 7.1 above does not exclude GLOBO’s obligation to comply with the Right of First Refusal under this Shareholders’Agreement.

7.2. If at any time the ratio between Net Indebtedness and EBITDA of NET SERVIÇOS is greater than 6 (six), any of the Agreement Shareholders, acting individually or collectively, shall have the right to alienate its shares in NET SERVIÇPOS to a third party, subject to the Right of First Refusal under Clause 5 and may, in addition, require the remaining Agreement Shareholders to sell their shares in NET SERVIÇOS on the same terms and conditions, including as to price and terms of payment, on a pro rata basis, in proportion to the number of Common Shares held by each of them.

7.2.1. The right of each Agreement Shareholder to sell its Common Shares and to require that the remaining Agreement Shareholders sell their Common Shares together with the first Agreement Shareholder shall come into effect only after the ratio between Net Indebtedness and EBITDA for the COMPANY has been greater than 6 (six) for two consecutive quarters. The said right shall be in effect for a period of 6 months from the first business day following the disclosure of the financial statements for the second quarter in which the ratio between Net Indebtedness and EBITDA is greater than 6, and shall be automatically extended for consecutive periods of 3 (three) months, in the event that the ratio between Net Indebtedness and EBITDA remains greater than 6 (six), according to the quarterly financial statements of the COMPANY.

7.2.2. The extension for consecutive periods of 3 months (three) mentioned in the preceding item shall automatically be interrupted in the event that the ratio between Net Indebtedness and EBITDA falls below 6 (six), according to the quarterly financial statements of NET SERVIÇOS. The Agreement Shareholders agree that, for the purposes of determining the ratio between Net Indebtedness and EBITDA, the period of 12 (twelve) months immediately preceding the base date for the quarterly financial statements in question shall be used.

8. EXERCISE OF VOTING RIGHTS AT SHAREHOLDERS’ MEETINGS AND BOARD OF DIRECTORS MEETINGS.

8.1. The Agreement Shareholders undertake always to attend, and exercise the voting rights attached to their shares at, General Shareholder Meeting(s) of the COMPANY (Shareholders’ Meetings), either directly or through their duly appointed representatives, voting in a uniform manner, as established at the Prior Meeting referred to in item 8.2 below, and to instruct the directors nominated by them to vote at all meetings of the board of directors (Board of Directors Meetings) in accordance with decisions taken at the Prior Meeting, subject to the provisions below.

8.2. In order to implement the rule established in item 8.1 above, the representatives of the Agreement Shareholders shall meet no later than 3 (three) business days prior (“Prior Meeting”) to the Shareholders’ Meeting or Board of Directors’ Meeting, as the case may be, to consider, discuss and adopt a decision concerning the matters on the agenda for the Shareholders’ Meeting or Board of Directors Meeting, subject to the following provisions:

8.2.1. Prior Meetings shall be called by any of the Agreement Shareholders, by notice sent to each of the Agreement Shareholders, which may indicate, in writing, their representatives at the Prior Meeting. 8.3. The following matters shall be subject to unanimous approval at a Prior Meeting, by all the Agreement Shareholders:

(a) a change in the purposes of the COMPANY;

(b) acquisition of corporate control, the holding of interests in other companies, joint ventures and consortia foreign to the purposes of the COMPANY;

(c) sale to third parties of permanent assets in an amount greater than 20% (twenty percent) of the total consolidated assets of the COMPANY for the quarter immediately preceding the month of the transaction.

8.4. Relevant Matters for Shareholders’ Meetings, under item 8.5 below, shall be approved only by favorable vote of 51% (fifty-one percent) of the Common Shares subject to the Shareholders’ Agreement and must include the favorable vote of BRADESPAR or BNDESPAR.

8.4.1. The Agreement Shareholders shall require that the members of the Board of Directors of the COMPANY (“Board of Directors”) nominated by them comply in full with decisions taken at Prior Meetings.

8.4.2. The Agreement Shareholders, through their representatives at Shareholders’Meetings or through the members of the Board of Directors nominated by them, undertake not to obstruct consideration of, and/or voting on, any matter at Shareholders’ Meetings or Board of Directors Meetings in the manner decided at a Prior Meeting and undertake also not to fail to participate in any Shareholders’Meeting or Board of Directors Meeting.

8.4.3. Minutes of decisions taken at Prior Meetings, which bind the votes of Agreement Shareholders, shall be drawn up in summary form, for all legal purposes and effects.

8.5. For the purposes of this item, the shareholders in Shareholders’ Meetings shall have powers to decide all matters attributed to them by law, and the Relevant Matters for Shareholders’ Meetings shall be the following:

(a) change in the authorized limit for capital increases without need for an amendment to the Bylaws;

(b) issue of shares, convertible debentures, subscription bonuses or any other security that is convertible and/or exchangeable into voting shares, for public or private subscription;

(c) reduction in corporate capital or redemption of shares;

(d) change in the policy for payment of dividends and/or interest over capital;

(e) petition for judicial protection against credit ors or confession of bankruptcy;

(f) amalgamation of the COMPANY or merger of the COMPANY with or into another that is a MICROSOFT Competitor;

(g) amalgamation of the COMPANY or merger of the COMPANY with or into another in which GLOBO does not exercise Control;

(h) dissolution and liquidation of the COMPANY;

(i) entry of any Qualified Investor as a shareholder of the COMPANY that is a MICROSOFT Competitor;

(j) the other matters set out in article 136 of law no. 6404/76;

(l) amendment to the bylaws of the COMPANY that adversely changes the rights conferred by this instrument on the Agreement Shareholders or the matters within the powers of the Board of Directors of the COMPANY; and

(m)cancellation of registration of the Company for trading of its shares on BOVESPA Level 2 or on the New Market, if the shares in COMPANY are listed for trading on the New Market, within the terms of Clause 2 of this Agreement.

8.6. The matters within the powers of the Board of Directors, listed below, shall be approved by the favorable vote of a simple majority of directors present at the meeting, but must include the favorable vote of the director nominated by BRADESPAR or BNDESPAR:

(a) increase in the capital of the COMPANY, through issue of shares with voting rights, for public or private subscription;

(b) issue of any securities that are convertible and/or exchangeable into voting shares;

(c) change in the terms and conditions, or termination, of concession contracts with operators;

(d) approval and modification of the Financial Plan, Business Plan, Budget and Investment Plan, as well as of rules concerning investments, level of indebtedness and other commitments related to the indebtedness and financial policy of the COMPANY, such as terms and conditions for contracting new debt, hedge policy and other matters related to indebtedness and financial policy;

(e) election and removal of Officers of the COMPANY;

(f) execution, by the COMPANY, of contracts for content and programming, and the maintenance or renovation of the commercial relationship between the COMPANY and NET BRASIL.

8.7. Contracts between NET SERVIÇOS and Agreement Shareholders or their Related Parties, which do not involve content and programming and consequently do not involve NET BRASIL, shall be submitted for approval by the Board of Directors, by simple majority of votes, provided, however, that only those Directors who have no conflict of interest with respect to the contracting party may vote.

8.7.1. The transactions contemplated in this item 8.7 do not constitute relevant matters for the purposes of the special majority provided for in item 8.6 above.

8.8. The Agreement Shareholders further agree that, subject to the special majority provided for in item 8.6 above, the Board of Directors may determine that contracts of low value, to be defined by the Board of Directors, entered into between the COMPANY and Related Parties in connection with common and everyday transactions in the business of NET SERVIÇOS may be exempted from the requirement for approval by the Board of Directors within the terms of 8.7.

8.9. With respect to the negotiations between the COMPANY and NET BRASIL in connection with the role to be played by NET BRASIL in defining and contracting programming to be distributed by the COMPANY, the following principles shall be adopted and observed, in addition to the principle of contracting on terms and conditions that reflect the business practices usually adopted by the COMPANY with third parties, and subject also to existing contracts between NET BRASIL and third party programming suppliers: (a) NET BRASIL shall have exclusivity in the licensing of content to the Company, which in turn shall have exclusivity as the vehicle for land distribution (MMDS and Cable) of NET BRASIL content in the geographic areas in which the controlled companies of the Company currently operate, in accordance with their respective licenses, and in the operating areas of any operators that the COMPANY may acquire, subject, however, to any contracts that NET BRASIL may have entered into with third parties prior to such acquisitions. In geographic areas in which controlled companies of the Company do not yet have licenses to operate and NET BRASIL has not yet licensed content to another operator, the controlled companies of the COMPANY shall have priority in licensing and, should they obtain the said license, (b) NET BRASIL shall, upon request, make available to the COMPANY documentation related to the contracting of content to third parties licensed by NET BRASIL; and (c) NET BRASIL shall submit to the approval of the Company not only new content and programming contracts but also the replacement and renovation of content distributed by the operators, and such matters shall be subject to the approval of the Board of Directors of the COMPANY, which may approve such matters by simple majority of votes of directors present at the meeting, provided, however, that the simple majority of votes must include the favorable vote of the director appointed by BNDESPAR or the director appointed by BRADESPAR.

8.9.1. Furthermore, the Agreement Shareholders hereby agree and undertake so to instruct the members of the Board of Directors, that in the event that commercial relations between NET BRASIL and Net Sat Serviços Ltda. (SKY) break off, the Company shall be authorized to terminate any agreement with NET BRASIL relating to programming on approval of the Board of Directors of the Company, which may approve such decision by simple majority of votes, provided, however, that the simple majority of votes must include the favorable vote of the Director appointed by BNDESPAR or the Director appointed by BRADESPAR, and, moreover, NET BRASIL shall furnish to the COMPANY a list setting out the terms and conditions of each commitment to third parties assumed by NET BRASIL in the name of the COMPANY, so that the Board of Directors of the COMPANY is aware of such commitments at the time that it considers the question of termination of the contract with NET BRASIL. In the event that the Board of Directors of the Company resolves to terminate the contract between the COMPANY and NET BRASIL, and in any other event of termination of the said contract and upon expiry of the term of the said contract, the COMPANY is hereby authorized by the Agreement Shareholders to continue using the trademark “NET” in all its products and services for a period of nor more than 30 (thirty) months from the date of termination of the contract with NET Brasil, in accordance with the provisions on licensing of the trademark contained in the Agreement for Agency, Services, Trademark Licensing and other Covenants entered into between the COMPANY and NET BRASIL. Notwithstanding termination of the contract with NET BRASIL, the COMPANY shall remain liable for honoring all commitments to third parties assumed by NET BRASIL in the name of the COMPANY, which NET BRASIL is unable to cancel.

8.9.2. The Agreement Shareholders undertake to take and to authorize all measures that may be necessary to modify the contract between the COMPANY and NET BRASIL, which establishes the current business relationship between them, so that the contract ceases to make reference to the option to purchase equipment granted to NET BRASIL in the event of early termination of the contract.

8.9.3. Without prejudice to the above, the Agreement Shareholders undertake to take all measures to ensure that the following terms and conditions are met in maintaining the current commercial relationship between the COMPANY and NET BRASIL:

(a) NET BRASIL shall provide services for identification, development and/or contracting of national and international content, as defined in the letter amending the Agreement for Agency, Services, Trademark Licensing and other Covenants entered into between the COMPANY and NET BRASIL, as well as of trademarks for the COMPANY and its operators;

(b) NET BRASIL shall administer existing programming contracts, making its best commercially reasonable efforts to renegotiate the prices and terms of such contracts to the benefit of the COMPANY;

(c) NET BRASIL shall develop and propose new content and programming contracts to the COMPANY and the operators, and such matters shall be subject to the approval of the Board of Directors of the COMPANY, which may approve such matters by simple majority of votes, provided, however, that the simp le majority of votes must include the favorable vote of the director appointed by BNDESPAR or the director appointed by BRADESPAR;

(d) NET BRASIL waives its right to sell the data bank of the COMPANY’s and the operators’ subscribers and shall have only the right to access such information in order properly to perform its functions;

(e) NET BRASIL shall act in such a way that there is no margin or profit for NET BRASIL in any of the contracts with operators related to the COMPANY;

(f) NET BRASIL shall continue to maintain the COMPANY and the operators informed as to the conditions and terms in force under the programming contracts, to furnish a list under the terms of item 8.9.1 of this Shareholders’Agreement and to allow an audit to be carried out to determine whether the programming contracts, NET BRASIL’s performance and the provisions of paragraph (e) above are being properly carried out; and

(g) NET BRASIL shall grant to the operators related to the COMPANY the right to use up to two minutes of advertising space per hour of programming on Globosat channels, under rules and procedures adopted by Globosat and accepted by the COMPANY, and such space shall be sold through Globosat.

9. BOARD OF DIRECTORS

9.1. The Board of Directors of the COMPANY shall be formed of at least 9 (nine) and no more than 12 (twelve) members and an equal number of alternates, all shareholders of NET SERVIÇOS and nominated by Qualified Investors. Each Qualified Investor shall have, individually, the right to nominate at least one member of the Board of Directors of the COMPANY.

9.2. Should any other shareholder of the COMPANY other than a Qualified Investor validly argue for election of a member or members of the Board of Directors through cumulative voting or separate voting at a Shareholders’ Meeting, the total number of directors on the Board of Directors shall be determined, taking into account the number of directors nominated by shareholders other than Qualified Investors, so as to ensure that at least 9 (nine) directors are nominated by Qualified Investors in the manner provided for below.

9.2.1. Should any one of the Qualified Investors hold, individually, more than 50% (fifty percent) of the common shares in the capital of the COMPANY, that Qualified Investor shall nominate at least one-half plus one of the members of the Board of Directors of the COMPANY and, if necessary, the number of members on the Board of Directors shall be increased to permit such nomination, without prejudice to the right of each Qualified Investor to nominate at least 1 (one) director.

9.2.2. In the event that no Qualified Investor holds, individually, more than 50% (fifty percent) of the common shares in the capital of the COMPANY but one of the Qualified Investors holds, individually, more than 50% (fifty percent) of the Common Shares subject to this Shareholders’ Agreement, that Qualified Investor shall nominate at least one-half plus one of the members of the Board of Directors of the COMPANY from among those nominated by the Qualified Investors, without prejudice to the right of each Qualified Investor to nominate at least 1 (one) director.

9.2.3. In the event that no Qualified Investor holds, individually, more than 50% (fifty percent) of the Common Shares subject to this Shareholders’ Agreement, the election of members of the Board of Directors of the COMPANY by Qualified Investors shall be carried out by adopting, at a Prior Meeting, a procedure similar to that of cumulative voting provided for under Law no. 6404/76, by which the Qualified Investors shall distribute their votes, at their sole discretion, on the basis of the total number of directors to be elected by the Qualified Investors and subject to the right of each of them to elect one director, in the manner provided for in item 9.1 above, provided, however, that only the number of votes of each Qualified Investor that exceeds the minimum necessary to nominate one director, under the procedure provided for in this item 9.2.3 (without taking into consideration the percentage necessary to meet the concept of Qualified Investor) may be joined to the votes of other Qualified Investors. If all positions on the Board of Directors are not filled in the above manner, the remaining positions shall be elected by a simple majority of votes attached to the Common Shares subject to this Shareholders’ Agreement that are held by Qualified Investors.

9.3. The Agreement Shareholders undertake to cast their votes at Shareholders’Meetings so as to elect the directors nominated by each of the Agreement Shareholders in the manner provided for in this Agreement.

9.3.1. Without prejudice to the provisions of item 13.2(a) of this Shareholders’Agreement, each of the Agreement Shareholders shall have the right to require, at any time, the removal of any member of the Board of Directors of the COMPANY that has been nominated by that Agreement Shareholder and the other Agreement Shareholders undertake to take the measures necessary to cause removal of such director.

9.3.2. In the event of removal, resignation, replacement or any other event that results in a vacancy on the Board of Directors of the COMPANY, the Agreement Shareholder that nominated the member to the vacant position shall have the right to nominate his replacement (or a new alternate, if the Agreement Shareholder opts to confirm the original alternate in the position), and the other Agreement Shareholders undertake to vote in accordance with the decision of the Agreement Shareholder.

10. NEW BUSINESS WITHIN THE SCOPE OF THE COMPANY’S CORPORATE PURPOSES

10.1. GLOBO, RBS and the controlling shareholders, direct and indirect, of GLOBO and RBS undertake to use NET SERVIÇOS, for themselves and through their controlled companies, as the instrument for participation in business related to the supply of cable television services in Brazil or other services for communication of content, using the same network used to transmit cable television programs (including, but not limited to, broadband internet connection services), with the exception of any transitory minority interests (“Transitory Interest”) and with the exception of RBS’interest in Multitel Comunicações Ltda., as defined in the definition of NET SERVIÇOS Competitor under this Agreement. “Transitory Interest” shall mean that in which GLOBO, RBS or its controlling shareholders are shareholders for a period of no longer than 1 (one) year and hold no more than 30% (thirty percent) of the voting capital and 30% (thirty percent) of the total capital of the company in which the interest is held. If GLOBO, RBS or its controlling shareholders sell the Transitory Interest to NET SERVIÇOS, the sale price shall be less than the purchase price of the Transitory Interest.

11. INTERESTS IN NET SERVIÇOS COMPETITORS

11.1. BRADESPAR undertakes, for itself and its Related Parties, to invest in NET SERVIÇOS Competitors only as a financial investor and without participating in management. In the event that BRADESPAR does not comply with its undertaking, it shall lose its right to participate in Prior Meetings under this Shareholders’ Agreement.

11.2. MICROSOFT and any MICROSOFT Related Party undertake (i) not to participate in the Board of Officers [Diretoria] or in the Board of Directors and (ii) not to make any relevant investment (relevant investment being an interest equal to or greater than 10% (ten percent) of the capital), in any NET SERVIÇOS Competitor, either directly or indirectly.

11.3. BNDESPAR may, at its sole discretion, invest in any NET SERVIÇOS Competitor.

12. CONFLICT WITH RBS

12.1. In the event that (i) an investment by NET SERVIÇOS in business other than those listed in Clause 10 above is approved by resolution of the Board of Directors or by the shareholders at a Shareholders’ Meeting and such investment represents a conflict of interests for RBS; or (ii) any of the matters defined in items 8.5 and 8.6(c) is approved and such approval creates a conflict of interests for RBS in the South of Brazil and in either event RBS voted against the resolution, RBS may, if it cannot eliminate the conflict internally, alternatively:

(i) give notice of such conflict of interest to the Qualified Investors and to NET SERVIÇOS, within 30 (thirty) days of the date on which the resolution that gave rise to the conflict was adopted;

(ii) require that GLOBO exchange all and not less than all the common shares held by RBS in the capital of NET SERVIÇOS for preferred shares with registration rights, at a rate of 75 (seventy-five) preferred shares for each lot of 100 (one hundred) common shares; or

(iii) after effective listing of the shares of the COMPANY for trading on the BOVESPA New Market, within the terms of Clause 2 of this Shareholders’Agreement, withdraw from this Shareholders’ Agreement all and not less than all common shares held by it, in order to sell such shares on the market, with registration rights, subject to the Right of First Refusal under item 5.3 of this instrument.

12.2. Should RBS elect to exchange with GLOBO the whole of RBS’ common shares for preferred shares, it shall notify GLOBO (with copy to the other Qualified Investors and to NET SERVIÇOS) to effect the exchange within 30 (thirty) days from receipt of the notice.

12.3. Should RBS elect to give notice to the other Qualified Investors and to NET SERVIÇOS under item 12.1(i) above, the administrators of NET SERVIÇOS shall, within 30 (thirty) days from receipt of the notice, hold a meeting with RBS to discuss and analyze possible ways to resolve the conflict, in order to allow the investment to be made by NET SERVIÇOS with injury to RBS or to NET SERVIÇOS.

12.4. NET SERVIÇOS shall, within a further 30 (thirty) from the date of the meeting, propose a solution to the conflict, on the basis of the discussion between the parties. Such solution may consist in (i) acceptance of competition between RBS and NET SERVIÇOS, if such is the conflict, in which case it shall be deemed to have been eliminated; or (ii) another proposal to RBS.

12.5. If NET SERVIÇOS proposes a solution to the conflict, RBS shall have 30 (thirty) days from receipt of the proposal to advise whether it accepts, or not, the proposal.

12.6. If RBS does not agree with the solution to the conflict proposed by NET SERVIÇOS, the Presidents of RBS and NET SERVIÇOS shall meet within a further period of 60 (sixty) days from the notice given by RBS in order to seek alternative solutions to the conflict. If NET SERVIÇOS and RBS do not arrive at a satisfactory solution to the conflict at the meeting between their Presidents, NET SERVIÇOS and RBS shall have an addition 30 (thirty) days to reexamine the situation, during which time the ultimate controlling shareholders of NET SERVIÇOS shall be directly and personally involved in the negotiations and shall hold, personally, at least one meeting with a view to ending the conflict.

12.7. If at the end of the 210 (two hundred and ten) days referred to in the items above, the conflict has not been resolved by the parties, RBS may notify GLOBO to exchange, within 30 (thirty) days from receipt of such notice, all and not less than all the common shares held by RBS in the capital of NET SERVIÇOS for preferred shares with registration rights, at a rate of 90 (ninety) preferred shares for each lot of 100 (one hundred) common shares.

12.8. The exchange of shares provided for under items 12.1(ii) and 12.7 above shall be subject to the Right of First Refusal under Clause 5 of this Shareholders’Agreement. All notices must be given in the manner provided for in item 16.1 of this Shareholders’ Agreement.

13. PERFORMANCE OF THE AGREEMENT

13.1. Performance of the obligations assumed under this Shareholders’ Agreement may be enforced by the Agreement Shareholders through arbitral decision issued by the Market Arbitration Chamber, if applicable, or by judicial decision, both subject to specific performance in accordance with article 118§3 of Law no. 6404/76, in combination with articles 461, 632, 639 and following of the Code of Civil Procedure. Payment of damages for breach of the provisions of this Shareholders’ Agreement does not alone constitute sufficient reparation and does not exclude specific performance as provided for hereunder or release the party responsible for breach of this Shareholders’ Agreement from any other consequence under the law.

13.2. Without prejudice to the provisions of item 13.1 above or of any other item of this Shareholders’ Agreement regarding the application and effects of article 118 §§8 and 9 of Law no. 6404/76, the Agreements Shareholders shall have the right to require, in the courts or in an arbitral forum created by BOVESPA, as the case may be:

(a) suspension or annulment of any decision at a Shareholders’ Meeting, Board of Directors’ Meeting or board of officers [Diretoria] meeting that accepts as valid a vote cast by any of the Agreement Shareholders or member of the Board of Directors contrary to the provisions of this Shareholders’Agreement, which vote should not be counted under the provisions of article 118§8 of Law no. 6404/76, as amended by Law no. 10.303/2001;

(b) immediate cancellation or suspension of registration of a Transfer or promise to Transfer shares made by any Agreement Shareholder without complying with the rules under this Shareholders’ Agreement; and

(c) a judicial order, or decision of the Market Arbitration Chamber, if applicable, to replace the act of the Agreement Shareholder, in the event of a refusal to exercise voting rights, as provided for under item 8.1 and/or to perform any other obligation under this Shareholders’ Agreement.

14. TERM OF THE AGREEMENT

14.1. This Shareholders’ Agreement shall be in effect for a term of 10 (ten) years from the date of its execution.

14.2. Without prejudice to the provisions in items 14.1 and 14.6 and excepting the Tag-Along Right provided for under item 6.1 of this Shareholders’ Agreement and any other specific provision to the contrary, the rights and obligations under this Shareholders’ Agreement in respect of each one of the Agreement Shareholders are conditional upon the Agreement Shareholder holding (together with its Related Parties that have acquired Common Shares in the manner provided for in item 5.5 above) at least 6% (six percent) of the total common shares in the COMPANY, and such rights shall be automatically extinguished in respect of such Agreement Shareholder if its holding falls below that level, subject, however, to the provisions of items 14.3, 14.4 and 14.5 below.

14.2.1. The Agreement Shareholders hereby agreed that they shall discuss the possibility of reducing the percentage referred to above to 5% (five percent) of total voting capital, immediately after full paying-in of all the shares issued as a result of the recapitalization process dealt with in the Recapitalization Protocol.

14.3. For the effects of item 14.2 above, reductions in the shareholdings of the Agreement Shareholders resulting from mergers and amalgamations involving the COMPANY shall not be taken into account.

14.4. For the effects of item 14.2 above, reductions in MICROSOFT’s shareholdings resulting from an increase of capital, at any time, arising out of the 2nd public issue of convertible debentures by NET SERVIÇOS shall not be taken into account. The right to exercise the Purchase Option held by MICROSOFT CORPORATION, even though unexercised, ensures that the said preferred shares shall be taken into account in calculating the percentage referred to in item 14.2.

14.5. BNDESPAR shall enjoy all the rights established under this instrument, even if BNDESPAR transfers the whole of its Common Shares and Preferred Shares to an investment fund managed by a financial institution, provided that BNDESPAR is the sole and exclusive participant in the investment fund and the investment fund manager, at any time and from time to time, has been approved in advance by NET SERVIÇOS.

14.6. In the event of a dilution of BRADESPAR’s and/or BNDESPAR’s and/or MICROSOFT’s holdings in the capital of NET SERVIÇOS, such that they have holdings smaller than those referred to in items 14.2 and 14.2.1 above, the obligation to comply with the Right of First Refusal dealt with in items 5.2 and 5.3 and subitems thereto shall continue to apply, in the case of BRADESPAR and/or BNDESPAR, and, in the case of MICROSOFT, the obligation is restricted to item 5.3 and subitems thereto and the other items of Clause 5 applicable to MICROSOFT. The obligation established in this item does not apply to BRADESPAR if the sale of its shares is made on the stock exchange.

14.7. The Agreement Shareholders agree that BNDESPAR may, at its sole and exclusive discretion and at any time, sell the whole or part of its preferred shares resulting from conversion of NET SERVIÇOS 2nd issue debentures or acquired as a result of its participation in the public offering of shares that forms part of the recapitalization process of the COMPANY dealt with in the Recapitalization Protocol, by means of an auction or public offer on the stock exchange, and in that event the Right of First Refusal dealt with in Clause 5 of this Shareholders’ Agreement shall not apply.

15. FILING OF THE AGREEMENT

15.1. This Shareholders’ Agreement shall be filed at the headquarters of NET SERVIÇOS, registered in the corporate books and share registers and its provisions shall be complied with by NET SERVIÇOS in accordance with, and for the purposes of, article 118 of Law no. 6404/76. This Shareholders’ Agreement shall also be filed with the Brazilian Securities Commission [Comissão de Valores Mobiliários - CVM] in accordance with article 17(IV) of CVM Instruction no. 2002 and with BOVESPA.

16. GENERAL PROVISIONS

16.1. Any notice, notification, request or communication in connection with this Shareholders’ Agreement, and any communication involving the COMPANY and the Agreement Shareholders, including communications for the purpose of receiving or providing information, shall be sent by letter, fax or other means, with proof of receipt, to the following addresses:

(i) if to MICROSOFT:

Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052-6399
U.S.A.
Fax:425-936-7329
Attention: Chief Financial Officer; General Counsel, Finance and Administration

Microsoft B.V.
1119 PE Schiphol-Rijk
Holland
Care of Microsoft Corporation

With copies to:

Microsoft Informática Ltda.
Av. Nações Unidas, 12.901, Torre Norte, 27º andar
04578-000, São Paulo - SP
Brasil
Fax: (11) 5504-2228
Attention: Luiz A. Sette

Pinheiro Neto Advogados
Rua Boa Vista, 254, 9º andar
01014-907, São Paulo - SP
Brasil
Fax: (11) 237-8600
Attention: Raphael de Cunto

(ii) if to BRADESPAR:

A/c BRADESPAR S.A.
Av. Brigadeiro Faria Lima nº 3064, 6º andar
Jardim Paulistano — São Paulo, SP
Brasil
Fax: (11) 3049-3935
Attention: Mário da Silveira Teixeira Júnior
Rômulo de Mello Dias

With copies to:

Demarest & Almeida Advogados
Av. Pedroso de Moraes, 1201
05419-001 – São Paulo – SP
Brasil
Fax: (11) 3888-1700
Attention: Rogério Cruz Themudo Lessa
Nadine S.M. Baleeiro Teixeira

(iii) if to GLOBO:

A/c GLOBOPAR
Av. Afrânio de Melo Franco nº 135, 1º andar
22430-060, Rio de Janeiro - RJ
Brasil
Fax: (21) 2512-6195
Attention: Ronnie Vaz Moreira
Fax: (21) 2512-5889
Attention: Ronaldo Tostes Mascarenhas

(iv) if to BNDESPAR:

BNDES Participações S.A. - BNDESPAR
Av. República do Chile, nº 100, 19º e parte do 20º andar
20001-970, Rio de Janeiro - RJ
Brasil
Fax: (21) 2533-1572
Attention: José Mauro Mettrau Carneiro da Cunha

(v) if to NET SERVIÇOS

NET Serviços de Comunicação S.A.
Rua Verbo Divino, nº 1.356, 1º andar
04719-002, São Paulo - SP
Brasil
Fax: (11) 5186-2655
Attention: Luiz Antônio Viana

With copies to:

Barbosa, Müssnich & Aragão
Av. Almirante Barroso, nº 52, 32º andar
20031-000, Rio de Janeiro - RJ
Brasil
Fax: (21) 2262-5536
Attention: Paulo Cezar Aragão e Pedro Lanna Ribeiro

Debevoise & Plimpton
875 Third Avenue
New York, New York 10022
U.S.A.
Fax: 1-212-909-6836
Attention: Michael J. Gillespie

(vi) if to RBS:

A/c RBS Participações S.A.
Avenida Érico Veríssimo, nº 400, 6º andar
90160-180, Porto Alegre - RS
Brasil
Fax: (51) 3218-6244
Attention: Carlos Melzer Luciana Ribeiro

(vii) if to NET BRASIL:

Avenida Brasil, nº 1612
01430-001, São Paulo - SP
Brasil
Fax: (21) 2273-2770
Attention: Alberto Pecegueiro

16.2. No modification to this Shareholders’ Agreement shall be made except by writing signed by all the Agreement Shareholders.

16.3. This Shareholders’ Agreement governs all the relations between the Agreement Shareholders with respect to the matters dealt with herein, with the exception of (i) the Share Purchase and Sale Option Agreement and the (ii) Purchase Option, both defined in item 4.2, and binds the Agreement Shareholders and their successors, revoking and replacing all earlier agreements, written or oral, between Agreement Shareholders with respect to NET SERVIÇOS. For greater clarity, the shareholders’ agreement between Globo Cabo Holding S.A. (now DISTEL), MAJOLI (succeeded by BRADESPLAN), BNDESPAR and MICROSOFT dated November 16, 1999 and Amendment no. 1 thereto are hereby expressly revoked.

16.4. Except as expressly provided for herein, the rights and obligations under this Shareholders’ Agreement may not be assigned or transferred in whole or in part.

16.5. This Shareholders’ Agreement shall be governed by the laws of the Federative Republic of Brazil, subject to the provisions of article 118 of Law no. 6404/76. Any controversy arising out or in relation to the provisions of this Shareholders’Agreement, taken alone or in conjunction with the Bylaws of the COMPANY, including controversies related to the validity, effectiveness and interpretation of the Bylaws and this Shareholders’ Agreement, or in conjunction with rules issued by the National Monetary Council [Conselho Monetário Nacional], the Central Bank of Brazil and the Brazilian Securities Commission [Comissão de Valores Mobiliários] shall be resolved by arbitration. The arbitration shall be conducted by one or more arbitrators chosen in accordance with the BOVESPA Market Arbitration Chamber Regulation [Regulamento da Câmara de Arbitragem do Mercado da BOVESPA].

16.6. Any translation of this Shareholders’ Agreement into another language shall have no effect on the rights and obligations between the Agreement Shareholders.

16.7. The Agreement Shareholders shall adopt all measures necessary to ensure that the members of the Board of Directors and/or of the Board of Officers [Diretoria] of NET SERVIÇOS do not approve the grant of loans from NET SERVIÇOS to controlling shareholders or to any other company that is not controlled directly or indirectly by NET SERVIÇOS.

16.8. Execution of any instrument between Agreement Shareholders, regulating the provisions regarding voting rights in Clause 8 and/or provisions regarding the Right of First Refusal in Clause 5 under this Shareholders’ Agreement is prohibited.

16.9. In the event of conflict or inconsistency between any provision under the Recapitalization Protocol and any provision under this Shareholders’ Agreement, this Shareholders’ Agreement shall prevail.

16.10.GLOBO, as controlling shareholder of NET BRASIL, shall permit and shall cause NET BRASIL to permit the COMPANY’s independent external auditors to examine the books of NET BRASIL and the COMPANY in order to issue, on a halfyearly basis, a specific report as to whether the transactions between NET BRASIL and the COMPANY have been carried out at market prices, which shall not exceed those adopted with other companies.

16.11.This Shareholders’ Agreement shall be filed at the headquarters of the COMPANY and, if applicable, shall be registered with the financial institution acting as depositary of shares issued by the COMPANY, which shall respect, comply with, and cause compliance with its provisions. The COMPANY or the financial institution, if applicable, shall enter a note on the margin of the entry registering shares held by the Agreement Shareholders, with the following text: “The shares shown in this entry, the transfer or encumbrance of such shares by any means, and the exercise of voting rights attached to such shares, are subject to obligations and a regime established under the Shareholders’ Agreement dated July 11, 2002 and any transfer, encumbrance or exercise of voting rights contrary to that agreement shall be ineffective.”

And having so agreed, the Agreement Shareholders and the intervening parties have executed this instrument in 12 (twelve) counterparts of equal form and content, in the presence of 2 (two) witnesses:

São Paulo, July 11, 2002

_____________________________________________________
DISTEL HOLDING S.A.

_____________________________________________________
ROMA PARTICIPAÇÕES LTDA.

_____________________________________________________
GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A.

_____________________________________________________
BRADESPLAN PARTICIPAÇÕES S.A.

_____________________________________________________
BNDES PARTICIPAÇÕES S.A. – BNDESPAR

_____________________________________________________
MICROSOFT B.V.

_____________________________________________________
ZERO HORA EDITORA JORNALÍSTICA S.A.

_____________________________________________________
RBS PARTICIPAÇÕES S.A.

Intervening Parties:

_____________________________________________________
NET SERVIÇOS DE COMUNICAÇÃO S.A.

_____________________________________________________
BRADESPAR S.A.

_____________________________________________________
MICROSOFT CORPORATION

_____________________________________________________
NET BRASIL S.A.

Witnesses:

1. _____________________________
Tax registration no. (CPF/MF):

2. _____________________________
Tax registration no. (CPF/MF):

EXHIBIT 8.1

Set forth in the table below is a list of our direct and indirect operating subsidiaries as of March 31, 2003:

Name of Subsidiary	Direct Interest	Total Interest
	(%)
Multicanal Telecomunicações S.A	86.00	100.00
Net Belo Horizonte Ltda(1)	100.00	100.00
CMA Participações S.A	50.60	97.20
Net Brasília Ltda.(1)	100.00	100.00
Net Rio S.A	100.00	100.00
Net Recife Ltda.(1)	100.00	100.00
Net São Paulo Ltda	94.37	100.00
Net Campinas Ltda.(1)	100.00	100.00
Net Indaiatuba Ltda.(1)	100.00	100.00
Net São Carlos S.A.(1)	100.00	100.00
Net Franca Ltda.(1)	100.00	100.00
Net Sul Comunicações Ltda.(1)	100.00	100.00
Vicom Ltda(1)	100.00	100.00
TV Cabo e Comunicações Jundiaí S.A	50.00	50.00
Net Brasil S.A	40.00	40.00
Horizonte Sul Comunicações Ltda.(2)	-	100.00
DR — Empresa de Distribuições e Recepção de TV Ltda.(2)	-	100.00
Net Paraná Comunicações Ltda.(2)	-	100.00
Net Joinville Ltda.(2)	-	100.00
Net Florianópolis Ltda.(2)	-	100.00
Net Curitiba Ltda.(2)	-	100.00
Net Maringá Ltda.(2)	-	100.00
Americapar Participações Ltda.(2)	-	100.00
Net Arapongas Ltda.(2)	-	100.00
TV Cabo Criciúma Ltda.(2)	-	60.00
Net São José do Rio Preto Ltda.(3)	0.01	100.00
Net Piracicaba Ltda.(3)	-	100.00
Net Ribeirão Preto S.A.(3)	-	100.00
Net Baurú Ltda.(3)	-	100.00
Net Goiânia Ltda.(3)	-	100.00
Net Anápolis Ltda.(3)	-	70.00
Net Campo Grande Ltda.(3)	-	100.00
Net Sorocaba Ltda.(3)	-	100.00
Reyc Comércio e Participações Ltda.(3)	0.50	100.00
_________________
(1)	Distel Holding S.A. holds one share.
(2)	Held through Net Sul Comunicações Ltda.
(3)	Held through Multicanal Telecomunicações S.A.

EXHIBIT 12.1

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge, the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 of Net Serviços de Comunicação S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Francisco Tosta Valim Filho
Name: Francisco Tosta Valim Filho
Title: Chief Executive Officer
Date: June 30, 2003

EXHIBIT 12.2

CERTIFICATION
Pursuant to 18 United States Code § 1350

The undersigned hereby certifies that to his knowledge, the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 of Net Serviços de Comunicação S.A. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Leonardo P. Gomes Pereira
Name: Leonardo P. Gomes Pereira
Title: Chief Financial Officer
Date: June 30, 2003