Form 20-F
period 2003-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2004-06-30
CIK 1024446

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number: 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Exact name of registrant as specified in its charter)

Net Communications Services Inc. (Translation of reguistrant’s name into English)	The Federative Republic of Brazil (Jurisdiction of incorporation or organization)
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil
(Telephone:+55-11-5186-2606)
(Address and telephone number of principal executive offices)

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
1,198,784,187 Preferred Shares

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

Item 17            Item 18

Certain References and Information

In this Form 20-F, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs”are to our American Depositary Shares, each of which represents 10 of our preferred shares.

All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our consolidated financial statements as of and for each of the years ended December 31, 2001, 2002 and 2003. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2003 of R$2.8892 = US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On June 25, 2004, the rate of exchange was R$3.1096 = US$1.00. See “Item 3. Key Information—Exchange Rate Information.”

Data concerning total cable subscribers, total subscription television subscribers and total penetration rates in Brazil as of December 31, 2003 are based on Pay-TV Survey No. 85, published in March, 2004 by Pay-TV, a Brazilian industry publication, and also on our knowledge of the cable systems of Net Serviços and related parties as well as on claims by other subscription television providers. While we believe these estimates to be reasonable, we cannot assure you of their accuracy. Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2003.

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

  our consolidated financial statements included elsewhere in this Form 20-F have been prepared under the assumption that we will continue as a “going concern,” even though there is substantial doubt about our ability to continue as a “going concern” due to the fact that we have not made any interest or principal payments on our outstanding indebtedness since prior to December 2002 and that there can be no assurance that the results of the current negotiations with our various lenders and debt holders regarding the restructuring of such indebtedness will be successful;

  our significant amount of debt, and our ability to repay, refinance or restructure our debt;

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

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

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

We maintain our financial records in Brazilian reais. However, our audited consolidated financial statements and the selected financial data set forth below are presented in U.S. dollars. In order to prepare our consolidated financial statements, we translated our accounts from reais to U.S. dollars, on the basis described in note 2 to our consolidated financial statements. In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar. See note 2 to our consolidated financial statements.

	Net Serviços de Comunicação S.A. Consolidated Statements of Operations
	For the Year Ended December 31,

	Actual 1999	Actual 2000	Unaudited Pro Forma 2000(1)	Actual 2001	Actual 2002	Actual 2003

	(U.S. dollars in thousands, except per share and per ADS data)

Revenues:
Subscriptions	US$369,598	US$485,004	US$567,689	US$512,263	US$433,538	US$448,254
Sign-on and hook-up fee revenues(2)	8,837	24,357	24,974	20,456	9,294	8,846
Telecommunication service revenues	–	14,824	28,603	24,133	18,311	19,061
Other services	20,035	31,712	39,290	30,970	26,922	27,187
Taxes and other deductions from revenues(3)	(40,022)	(67,030)	(81,784)	(94,749)	(84,519)	(93,789)

Net operating revenues	358,448	488,867	578,772	493,073	403,546	409,559

Operating cost and expenses:
Programming and other direct operating costs	(183,101)	(253,247)	(287,115)	(264,337)	(235,452)	(225,790)
Selling, general and administrative expenses	(86,219)	(128,425)	(157,392)	(106,144)	(91,323)	(80,170)
Depreciation and amortization(4)	(175,180)	(189,112)	(256,760)	(226,148)	(78,692)	(66,183)
Non-recurring severance charges	–	–	–	(4,390)	–	–
Impairment of Goodwill	–	–	–	–	(2,773)	–
Other	(815)	1,501	(9,214)	(1,171)	(3,534)	(2,138)

Total operating costs and expenses	(445,315)	(569,283)	(710,481)	(602,190)	(411,774)	(374,281)

Operating loss	(86,867)	(80,416)	(131,709)	(109,117)	(8,228)	35,278
Other income (expenses)
Monetary indexation expense, net; Gain (loss) on exchange rate, net	(115,351)	(62,419)	(60,358)	(125,179)	(160,020)	36,482
Loss on translation, net	–	–	–	–	–	–
Financial expense, net	(98,478)	(64,517)	(84,738)	(114,245)	(154,675)	(108,837)
Other non-operating expenses, net	(2,147)	(7,882)	(6,443)	508	(4,807)	(2,721)

Total other expenses	(215,976)	(134,818)	(151,539)	(238,916)	(319,502)	(75,076)

Equity loss of investees	(20,739)	(724)	(724)	(36)	(1,162)	(580)
Minority interest	–	124	146	(19)	5	64
Income tax benefit (expense)	(1,444)	(6,500)	(6,764)	(1,385)	(4,385)	(5,089)
Cumulative effect of accounting change(5)	–	–	–	–	(367,733)	–
Net loss	US$ (325,026)	US$ (222,334)	US$(290,590)	US$(349,473)	US$(701,005)	US$(45,403)

Loss per share, basic and diluted(6)	(1.86)	(0.94)	(1.23)	(1.24)	(0.75)	(0.02)
Weighted average number of common and preferred shares outstanding (thousands)(6)	174,462	236,166	236,166	280,782	939,811	2,027,156
Loss per ADS(6)	(18.60)	(9.40)	(12.30)	(12.40)	(7.50)	(2.00)
OTHER FINANCIAL DATA:
Cash flows provided by (used in) operating activities	128,551	63,998	n.a.	33,302	107,715	63,630
Cash flows provided by (used in) investing activities	(92,888)	(237,972)	n.a.	(129,009)	(26,677)	(19,440)
Cash flows provided by (used in) financing activities	87,077	138,308	n.a.	46,484	(70,503)	(39)

	As of December 31,

	1999	2000	2001	2002	2003

	(U.S. dollars in thousands, except per share and per ADS data)

BALANCE SHEET DATA:
Assets:
Current assets	US$157,616	US$146,078	US$77,554	US$52,550	US$113,490
Due from related companies	66	–	-	-	-
Property and equipment, net	474,390	720,801	591,341	349,914	374,724
Investments and advances to equity investees	40,147	3,715	3,198	857	2,403
Goodwill on acquisition of consolidated subsidiaries, net	143,593	931,103	703,293	221,687	268,639
Other assets(7)	44,780	57,911	50,420	19,459	42,435

Total assets	US$860,592	US$1,859,608	US$1,425,806	US$644,467	US$801,691

Liabilities:
Current liabilities	360,767	379,952	433,911	477,954	582,222
Long-term debt, less current portion	206,377	567,694	413,055	-	-
Accounts payable to programmers	-	-	-	-	16,051
Due to related companies	334	8,417	8,399	2,111	2,063
Deferred sign-on and hook-up fee revenues	38,913	39,448	29,890	19,980	23,899
Other liabilities	44,054	75,861	82,023	108,172	180,347

Total liabilities	650,445	1,071,372	967,278	608,217	804,582

Advances for future capital Stock:	-	-	131,154	-	-
Stockholders' Equity:	US$210,147	US$788,236	US$327,374	US$36,250	US$(2,891)

OPERATING DATA: (at end of period, except for average)
Total homes passed by cable	4,986,901	6,551,569	6,511,310	6,512,936	6,600,797
Total connected subscribers(8)	1,012,980	1,504,533	1,447,251	1,330,408	1,352,474
Cable penetration(9)	20.3%	23.0%	22.2%	20.4%	20.5%
Average monthly revenue per cable subscriber(10)	US$30	US$27	US$30	US$27	US$29

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

In the opinion of our management, all adjustments necessary to present fairly this unaudited pro forma financial data have been made. The unaudited pro forma combined condensed statement of operations data are presented for informational purposes only and may not be indicative of either the results that actually would have occurred if the three acquisitions had occurred as of January 1, 2000, or our future results. In particular, the unaudited pro forma adjustments are not intended to reflect any operating efficiencies, cost savings or other synergies that may be achieved with respect to the combined operations.

(2) Pursuant to Statement of Financial Accounting Standards, or SFAS, No. 51, “Financial Reporting by Cable Television Companies,” sign-on and hook-up fee revenues are recognized currently up to the amount of related direct selling expenses, with the excess deferred and recognized as revenue ratably over ten years (the estimated average period that subscribers will remain connected to the network). As of December 31, 1999, 2000, 2001, 2002 and 2003 accumulated sign-on and hook-up fee revenues deferred for future recognition aggregated US$38,913, US$39,448, US$29,890, US$19,980 and US$23,899, respectively.

(3) The ICMS, which is the value-added tax levied by the various Brazilian states on our subscription revenues and sign-on and hook-up fees, generally increased to 10% in 2001 from 7.5% in 2000 and 5% in 1999. The ICMS remained 10% in 2002 and 2003.

(4) From January 1, 1999 through December 31, 1999 we depreciated our cable plant on a straight-line basis at a 20% annual rate. From January 1, 2000 through December 31, 2001, we depreciated our cable plant at a rate of 12.5% to 20.0% a year. Since January 1, 2002, we have depreciated our cable plant at 6.7% to 8.3% a year because of the recent upgrades made to our cable plant in connection with building a two-way communication system that allowed us to introduce our broadband Internet service, Vírtua. Based on external independent analysis, we concluded that this upward revision to the estimated useful life of our cable plant was appropriate. The decrease in depreciation rate reduced our depreciation expense by US$8.1 million in 2002. In addition, the adoption of SFAS, No. 142, “Goodwill and Other Intangible Assets,” in January 2002, we ceased amortization of Goowill, which decreased amortization expenses by US$63.7 million in 2002 when compared to 2001.

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

(8) Includes temporarily blocked subscribers of 34,487 on December 31, 2000, 18,878 on December 31, 2001, 7,144 on December 31, 2002 and 21,208 on December 31, 2003, for a total number of actively paying subscribers of 1,470,046 on December 31, 2000, 1,428,373 on December 31, 2001, 1,323,264 on December 31, 2002 and 1,331,266 on December 31, 2003. We did not collect data on the total number of blocked subscribers prior to 2000.

(9) Period-end connected subscribers divided by homes passed.

(10) Average monthly revenue per subscriber is calculated by dividing our subscription revenues for the period presented by the average number of connected subscribers for that period.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official exchange rate of the Central Bank of Brazil, or the Central Bank. These rates are provided solely for the convenience of the reader and are not the exchange rates used in the preparation of our consolidated financial statements included in this Form 20-F.

The following table shows the commercial selling rate in reais per U.S. dollar for the periods and dates indicated:

Exchange Rate of Brazilian Currency per U.S. Dollar

Year

1999	1.2078	2.1647	1.8514	1.7890
2000	1.7234	1.9847	1.8348	1.9554
2001	1.9357	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9183	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004 (through June 25)	2.8028	3.2051	2.9936	3.1096

	Low	High

	(Reais per US$1.00)
Month
December 2003	2.8883	2.9434
January 2004	2.8022	2.9409
February 2004	2.9042	2.9878
March 2004	2.8752	2.9410
April 2004	2.8743	2.9522
May 2004	2.9569	3.2051
June 2004 (through June 25)	3.1030	3.1651

Source: Central Bank
(1) Calculated by using the average of the exchange rates on the last day of each month during the relevant periods.

On December 31, 2003, the commercial selling rate was R$2.8892 per U.S. dollar. On June 25, 2004, the commercial selling rate was R$3.1096 per U.S. dollar.

Fluctuations in the exchange rate between the real and the U.S. dollar will affect the U.S. dollar equivalent of the real-denominated prices of our shares and, as a result, will affect the market prices of our ADS in the United States.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Form 20-F, including the discussions set forth in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and related notes included elsewhere in this Form 20-F. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of the proposed debt restructuring plan and for a description of our debt.

Risks Related to the Level of our Existing Debt

We have a significant amount of debt, which increases our vulnerability to adverse economic and market conditions and adversely affects our business, liquidity and results of operations.

The aggregate unpaid principal balance of our debt totaled approximately US$349.9 million as of December 31, 2003 and approximately US349.4 million as of March 31, 2004. In addition, our accrued but unpaid interest totaled US$85.5 million and US$92.7 million as of December 31, 2003 and March 31, 2004, respectively, and other fees and penalties totaled US$22.1 million and US$34.7 million as of December 31, 2003 and March 31, 2004, respectively. As a result of our failure to make any interest or schedule principal payments on our debt since December 2002, all of our debt is classified as “current.”

As of December 31, 2003, approximately 63% of our debt was denominated in U.S. dollars. Average interest rates on our debt during 2003 were approximately 26.3% in respect of our Brazilian currency debt and approximately 7.8% in respect of our U.S. dollar-denominated debt.

During 2002, Standard & Poor’s lowered our foreign and local currency corporate credit and senior unsecured debt ratings and placed us on credit watch with negative implications. Our rating was lowered (i) to B+ from BB-, on February 8, 2002, (ii) to CCC+ from B+, on June 28, 2002, and (iii) to D from CCC+, on December 3, 2002. Currently our rating is D.

Our significant amount of debt has important consequences to holders of our preferred shares and ADSs, including:

  we may not be able to continue as a “going concern” if we are not able successfully to reduce the level and restructure the terms of our debt;

  our creditors may seek to accelerate and/or to exercise other remedies as a result of our failure to make any interest or principal payments on our debt since December 2002; this could result in the liquidation or sale of the company and would have a material adverse effect upon the value of our preferred shares and ADRs;

  the holders of our preferred shares and ADRs could experience significant dilution in the event of debt-for-equity exchanges with our lenders or debt holders;

  our debt level, and the fact that a significant portion of our debt bears floating interest rates and/or is denominated in U.S. dollars, increases our vulnerability to adverse general economic and cable and television industry conditions, and to fluctuations in exchange rates and interest rates;

  we have limited or no ability to obtain additional financing to fund our working capital requirements, capital expenditures, acquisitions or other general corporate activities; and

  we will need to devote a substantial portion of our cash flow from operations to the payment of principal of and interest on debt, thus reducing future business opportunities.

We are currently in default under all of our debt facilities and instruments, which allows our lenders and debt holders to accelerate payment on our such facilities and instruments and/or to seek to exercise legal remedies to enforce their rights thereunder and in accordance with Brazilian law.

We have not made scheduled principal or interest payments on any of our debt since prior to December 2002. Our non-payment of these scheduled principal and interest payments constitutes an event of default under these debt facilities and instruments, which permits, subject to applicable procedural requirements, our various lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments. In December 2002, União de Bancos Brasileiros S.A., or Unibanco, filed a collection suit against us in the Central Court of São Paulo to recover approximately R$72.2 million (US$25.0 million) relating to amounts outstanding on a loan made to us. Although this action has been suspended, we cannot assure you that such action will not be reinstituted or that our other lenders or debt holders will not seek to accelerate amounts outstanding under any of our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law. Any such action would have a material adverse effect on our business and on the value of our preferred shares and ADSs.

We and our various lenders and debt holders are currently engaged in negotiations with regard to a restructuring of our debt facilities and instruments. If these negotiations are not successful, we will continue to be left with negative working capital, and may not be able to continue to operate as a “going concern.”

In early 2003, we and various of our lenders and debt holders commenced negotiations with regard to a restructuring of our debt facilities and instruments. These negotiations are still taking place. The goals of these negotiations are to, among other things, reduce our near-term debt service obligations to levels that can be serviced with operating cash flows, limit the impact of future exchange rate volatility by reducing the amount of our dollar-denominated debt, amend certain financial and other covenants in our debt facilities and instruments, and establish a fully-funded business plan for the medium term.

As further described in “Item 4. Information on the Company— Recent Developments,” on June 24 and June 25, 2004 we entered into commitment letters with creditors holding in the aggregate approximately 70% principal amount of our outstanding debt. The commitment letters outline the terms upon which we would exchange the indebtedness of Net Serviços and its subsidiaries held by such creditors for a combination of Net Serviços’ new senior secured debt, new subordinated convertible debt, and/or new equity (or, in certain circumstances, cash). If the restructuring were to be consummated in accordance with the terms set forth in the commitment letters with the participation of 100% of our creditors, and the transactions contemplated in the agreement between Globopar and Teléfonos de México, S.A. de C.V., or Telmex (as further described in “Item 4. Information on the Company— Recent Developments”), were likewise consummated, we expect that we would issue 1,825,021,996 new equity shares, and reduce the aggregate amount of our financial debt from approximately R$1,395 million (US$442.9 million) as of June 30, 2004 to approximately R$730.0 (US$231.7 million) (using an exchange rate of R$3.1500 = US$1.00), all of which debt would be secured and would have terms set forth in the commitment letters. The consummation of the transactions contemplated by the commitment letters are subject to a number of significant conditions that are beyond our control, including creditors holding no less than 95% of our outstanding debt agreeing to participate in the restructuring.

We can give no assurance that the restructuring will be consummated or that our outstanding debt will be renegotiated in full or in part. If the restructuring is not concluded in a satisfactory manner, we will not be able to pay the unpaid amounts that have come due on our debt since December 2002 or to meet our ongoing principal and interest payment obligations without further financing by third parties. This would result in a liquidity crisis for us, would have a material adverse impact on our financial condition, and could result in our inability to operate as a “going concern.” If we are unable to continue as a “going concern,” we may be forced to pursue a sale or liquidation of assets to satisfy our creditors. This would materially adversely affect holders of our preferred shares and ADSs.

Even if we are able to successfully restructure our existing debt, we may continue to have a significant amount of debt and the agreements governing our debt will continue to contain restrictions and limitations that could significantly impact our ability to operate our business.

Even following a successful restructuring of our existing debt, we may continue to have a significant debt burden. Much of this debt will be denominated in U.S. dollars. Moreover, our Brazilian currency debt will, at least initially, bear interest at high nominal rates. As a result, we will remain vulnerable to adverse general economic and pay-television industry conditions and to fluctuations in exchange rates and interest rates. We will also need to continue to devote a substantial portion of our cash flow from operations to the payment of principal of and interest on debt, thus reducing future business opportunities.

The agreements that govern our existing debt contain a number of significant covenants that could adversely impact our business. Moreover, the terms of the debt that we will continue to have if we are able successfully to restructure our existing debt are likely to be even more restrictive than the terms contained in our existing debt instruments. These terms currently, and will continue to, restrict our ability and the ability of our subsidiaries to:

  pay dividends or make other distributions;

  make certain investments or acquisitions;

  make capital expenditures above certain levels;

  dispose of assets or merge;

  incur additional debt;

  issue equity;

  repurchase or redeem equity interests and debt;

  grant liens; and

  pledge assets.

Furthermore, in accordance with a number of our existing debt agreements, we are required to maintain specified financial ratios, including consolidated debt to consolidated operating cash flow, or adjusted EBITDA to consolidated net interest expense. If we are able successfully to restructure our debt, we would expect to reset these covenants to a level that we believe that we will be able to satisfy, but there can be no assurance that we will be able to do so or that, even if so reset, we will in the future be able to meet these covenants.

Risks Related to Net Serviços

We may continue to record net losses in the future.

We reported net losses of US$349.5 million, US$701.0 million and US$45.4 million in 2001, 2002 and 2003, respectively. We may continue to record net losses in the future due to our financial expenses. We cannot predict what impact continued losses might have on our ability to finance our operations in the future or on the market value of our preferred shares and ADSs.

Due to our losses so far, we have never declared or paid any cash dividends on our shares, including the preferred shares underlying our ADSs. We do not expect to pay any cash dividends in the foreseeable future.

Any change in our relationship with Globopar and its affiliates could adversely affect our access to programming.

Historically, we have obtained all of our programming from Brazilian and international sources through Net Brasil S.A., or Net Brasil, 60% of which is indirectly owned by Globopar and 40% of which is owned by us. Accordingly, we have not had any direct contracts with any programming providers. Although Net Brasil provides us with exclusive cable-television rights in our licensed areas, it also provides programming to cable television companies outside our licensed areas and to Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda.), or Sky Brasil, a satellite-television provider that competes directly with us and in which Globopar owns a significant interest. Net Brasil provides programming to us and Sky Brasil on substantially the same terms and conditions. In addition, much of the programming that we purchase through Net Brasil is produced by Globosat Programadora Ltda. and its affiliates, or Globosat, which is wholly owned by Globopar.

On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby Net Brasil’s role in acquiring programming for us has been altered as described below. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining all other programming, in particular content or channels produced in Brazil, while we will directly obtain, for our own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one third of our line-up. Due to the above reduction in scope of the services provided by Net Brasil, the compensation paid by us to Net Brasil will be reduced considerably. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

Continued negative financial or business developments at Globopar (for example, Globopar’s inability to obtain necessary financing) or changes in our relationship with Globopar and its affiliates (for example, if Globopar were no longer a significant shareholder of Net Serviços) could adversely affect our renewed programming arrangements with Net Brasil and our ability to obtain programming whether from within the Globo group of companies or elsewhere. This could lead to the loss of our current cable television rights to Globosat’s popular Brazilian programming or to the loss of access to all or some of such programming, and therefore the ability to attract and retain subscribers. In addition, this could result in increases in our programming costs to the extent we lose the benefit of Net Brasil’s market scale in negotiating programming fees on our behalf. Increases in programming costs would adversely affect our cash flows and operating margins.

Our debt restructuring could result in a material change in our relationship with our current shareholders and our governance.

Any debt for equity exchange in connection with our debt restructuring could result in a significant dilution of the ownership interest in Net Serviços of Globopar and our other current major shareholders. The recipients of equity issued in such a debt for equity conversion could hold in the aggregate more of our equity than Globopar or any of our other current major shareholders and could potentially collectively control the largest block of our voting stock. Our new shareholders could have significantly different interests in Net Serviços and our operations than our current major shareholders. The recipients of equity issued in a debt for equity exchange may not be willing or able to provide to us the financial and other support that our current major shareholders have provided to us historically.

Holders of our common shares are able to control most corporate transactions.

Entities affiliated with our major shareholders: Globopar, BNDES Participações S.A., or BNDESPar, Bradesplan Participações S.A., or Bradesplan, RBS Participações S.A., or RBS, together own approximately 98% of our common shares. Common shares are our only shares of capital stock that hold full voting rights. As a result, these major shareholders, acting together, will be able to control most corporate transactions.

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

Risks Related to Our Business

The industry in which we operate is highly competitive, which can adversely impact our business and results of operations.

The television industry in Brazil is highly competitive. We currently compete with:

  cable systems in seven of the 44 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis operated by TVA Sistema de Televisão S.A., or TVA, and in Belo Horizonte operated by W@y Brasil;

  DBS services offered in Brazil by Brazilian and international media consortia, including: Galaxy Brasil Ltda., a subsidiary of DirecTV Latin America LLC; and Sky Brasil, a joint venture between News Corporation plc, a subsidiary of The News Corporation Limited, Globopar and Liberty Media International, Inc.;

  Brazilian broadcast networks and their local affiliates; and

  multi-channel multi-point distribution systems, or MMDS, including those systems operated by or affiliated with TVA in São Paulo and Rio de Janeiro.

We also compete with movie theaters, video rental stores and other entertainment and leisure activities generally.

Our broadband Internet provider, Vírtua, faces significant competition from other broadband Internet providers, principally telephone companies, including Telefonica, Telemar and Brasil Telecom, of asymmetric digital subscriber line technology, or ADSL.

Our corporate data transmission service, Vicom, competes with numerous providers of similar services, including Embratel and Telefonica.

A number of our competitors have greater financial and other resources, including access to the financial resources of their shareholders, than we do. As a result, we are unable to assure you that we will have the ability to compete successfully, and any such failure could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in technology may affect our competitiveness. The pay-television industry historically has been, and likely will continue to be, subject to rapid and significant changes in technology. In particular, the emergence of new, lower cost delivery systems or the widespread use of digital compression technology, which is currently available for certain transmission media and under development for others, would allow transmission of multiple channels on the same frequency, and therefore could result in increased competition in the Brazilian pay-television industry. We are unable to assure you as to the ultimate effect on us of possible technological changes. Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete.

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

During 2003, we continued to experience decreased churn when compared to 2001 and 2002 levels. This improvement resulted from various factors, including positive results from the implementation of a more selective screening process when determining whether to accept new subscribers, use of retention islands, a program that utilizes skilled customer service representatives to target subscribers who may discontinue their subscription due to dissatisfaction with our service, the creation of a customer relationship marketing area to address possible conflicts between us and our customers that could result in churn and our heightened focus on customer satisfaction by continuing to improve the performance of our customer service centers. We cannot assure you that our churn rates will not be higher in future periods or revert to the levels experienced in prior years.

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing, including trademark fees, approximately 36.3% and 33.1% of our gross operating revenues in 2002 and 2003, respectively. In addition, the amounts charged to us under our programming agreements have historically been denominated in U.S. dollars. Such amounts are then converted to reais as of the date of invoice. Depreciation of the real against the U.S. dollar has increased the cost of our programming under such agreements. Furthermore, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and in proportion to inflation. Accordingly, these contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increases in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

During 2003, we entered into negotiations with our programmers, through Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S dollars, thereby reducing the impact of exchange rate fluctuations on our programming costs. Negotiations with some of our programmers are still taking place. As of March 31, 2004, programmers representing approximately 95% of our programming costs, were accepting payment as if the programming costs were contractually fixed in reais instead of in U.S dollars. However, we have only entered into definitive agreements with programmers representing approximately 67% of our total programming costs. We cannot assure you that agreements will be reached with each of our programmers so that we are charged for programming in reais instead of in U.S dollars.

We operate our cable systems under licenses that are non-exclusive and subject to conditional renewal.

Our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by the Agência Nacional de Telecomunicações, or Anatel, the Brazilian Telecommunication Agency under the applicable legislation. See “Item 4. Information on the Company— Regulation—Cable Television Services.” Consequently, Anatel, could grant additional licenses to competitors in the same geographic area. As a result, competing operators may build systems in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in seven of the 44 cities in which we operate, including overbuilding of 26% and 50% of our network in São Paulo and Belo Horizonte, respectively.

In addition, our licenses are subject to periodic renewal, which is conditioned upon our having met certain requirements concerning our ownership, system build-out, our technical, financial and legal ability to operate the system and others. Within its supervisory role, Anatel may seek a judicial decision, which would allow it to revoke the license of a cable television concessionaire that, due to the lack of technical, financial or legal capacity, fails to render cable television services on a regular basis. We cannot assure you that our subsidiaries will have the necessary working capital to maintain the regular rendering of cable television services in the event our debt restructuring is not completed in a satisfactory manner. Also, we cannot assure you that in the event of a sale or liquidation of assets, our subsidiaries would maintain the technical and financial capacity to render regular cable television services. The failure to provide regular cable television services could, as explained above, lead to the revocation of our subsidiaries’ licenses by Anatel. If we were to lose any of our licenses, such loss could materially adversely affect our business, financial condition and results of operations.

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

In addition, Brazilian law requires that 51% of the voting rights of companies holding licenses to provide cable television be held by Brazilian citizens or by companies that themselves have 51% of their voting rights held by Brazilian citizens. These ownership restrictions will limit the number of potential buyers of or investors in Net Serviços and could therefore depress the price of the preferred shares and the ADSs.

The Brazilian Congress, from time to time, considers revisions to one or more aspects of regulations applicable to us. Any changes to the current Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition.

The Internet access portion of our business is subject to a number of factors that could effect its growth.

Our business plan depends in part on the continued growth of our broadband Internet service, Vírtua. Revenues from our broadband Internet service totaled US$17.9 million in 2003. Only a limited number of households currently use the Internet in Brazil. If Internet usage, and specifically broadband Internet usage, does not increase, declines or evolves away from the technologies in which we are investing, our business and results of operations could suffer an adverse effect.

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

Any of these and other factors could negatively affect our ability to sell our broadband Internet service or any other Internet-based services we may introduce in the future. Finally, our broadband Internet service faces a broad range of strong competition, including from major Brazilian telephone companies providing ADSL services. There can be no assurance that we will be able to compete effectively in this market.

We and our subsidiaries are party to several legal proceedings arising out of our regular course of business. If we obtain unfavorable outcomes in these proceedings, our operating results could be materially and adversely affected.

We and our subsidiaries are party to several legal proceedings arising out of our regular course of business. The legal proceedings relate predominantly to tax matters and labor and civil disputes. At December 31, 2003, we have provisioned R$508.2 million (US$175.9 million), R$462.6 million (US$160.1 million) of which was provisioned to cover losses relating to administrative and judicial tax proceedings.

In connection with certain proceedings, we were, and will continue to be, required to place deposits with a judicial court while awaiting the adjudication of the proceeding. Judicial deposits are only released upon a favorable final court decision. At December 31, 2003, the aggregate amount of judicial deposits made by us totaled R$68.8 million (US$23.8 million). We cannot assure you that we will obtain a favorable court decision with regards to any particular proceeding or that if we do obtain a favorable court decision that the favorable court decision will not be appealed and subsequently overturned. In addition, although the majority of the proceedings against us have been brought by government agencies, such as municipal, state, and federal agencies, we cannot assure you that such agencies will grant us the ability to pay any imposed judgment over time. If we obtain unfavorable outcomes in these proceedings, our operating results could be materially and adversely affected.

We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations.

In 1999, several of the principal Brazilian municipalities, which contained at that time 57% of our subscribers, issued municipal decrees and laws imposing taxes for the use of public thoroughfares, including installation and passage of cables. We have filed lawsuits challenging the constitutionality and legality of this tax in each of these places, namely, São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciùma, São Carlos, Indaiatuba, Brasília and Campo Grande. These taxes apply to, among others, cable companies and telecommunication companies.

Two lawsuits have already been decided in the lower courts. In Rio de Janeiro, we were released from any payment obligation in respect of the tax, while in São Paulo the lower court ruled that we must pay the tax retroactively to the date the decree was issued. We have filed an appeal in the São Paulo.

We have not established any reserves for the payment of this tax. The tax varies by municipality but in aggregate would require monthly payments, on average, in an amount equal to R$1.04 (US$0.36) per meter of installed cable. We have approximately 18,561,000 meters of installed cable in such municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax are successful in implementing and collecting this tax, additional municipalities may seek to impose it as well. If our appeals fail and we are required to pay this tax to the various municipalities, our operating results would be materially and adversely affected.

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

Although our revenues are in reais, a substantial portion of our debt obligations and our equipment costs, and to a lesser degree, our programming costs, is denominated in other currencies, particularly U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would provide us with a lower amount of revenue to support our U.S. dollar-denominated obligations, which would in turn lead to decreased margins and have an adverse impact on our earnings and cash flow and our ability to service our debt. As noted above, we are currently engaged in negotiations with some of our programmers, through Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S dollars, thereby reducing the impact of exchange rate fluctuations on programming costs. As of March 31, 2004, we have entered into definitive agreements with programmers representing approximately 67% of our total programming costs. We cannot assure you, however, that agreements will be reached with each of our programmers so that we are charged for programming in reais instead of in U.S dollars.

Moreover, because our revenues are denominated in reais, a depreciation of the real against the U.S. dollar would make our total revenue and average revenue per subscriber grow more slowly (or even decline) in U.S. dollar terms than it does in reais. This lower level of U.S. dollar-denominated growth could have an adverse impact on the price of the preferred shares and ADSs.

Although the real increased in value by approximately 18.2% against the U.S. dollar, from an exchange rate of R$3.5333 to US$1.00 on December 31, 2002 to an exchange rate of R$2.8892 to US$1.00 on December 31, 2003, the real has historically suffered several major depreciations against the U.S. dollar and has generally decreased against the U.S. dollar since it was allowed to float by the Brazilian government in 1999. Within this general trend of depreciation, the Brazilian currency has shown high volatility. Depreciation of the real against the dollar could negatively impact the market price of the preferred shares and the ADSs.

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

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,174.7% in 1992, 2,567.3% in 1993 and 869.8% in 1994, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used indicator of inflation in Brazil published by Fundação Getúlio Vargas. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to IGP-M, was 20.1% in 1999, 10.0% in 2000, 10.8% in 2001, 25.3% in 2002 and 8.7% in 2003. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar, and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

The perception of risk in emerging economies may impede our access to international capital markets and adversely affect the market price of our preferred shares and ADSs.

International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of certain emerging market countries have resulted in investors’ perception of greater risk from investments in emerging markets in general. Such perceptions regarding emerging market countries have significantly affected the Brazilian securities markets and the availability of credit in the Brazilian economy, from both domestic and international sources of capital. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in others, including Brazil. Economic and market conditions in other emerging market countries, especially those in Latin America and Asia, have at times resulted in considerable outflows of funds and declines in the amount of foreign investment in Brazil, have caused Brazilian companies to face higher costs of raising funds, and have adversely affected the market price of Brazilian companies’ securities. Such events have included the depreciation of the Mexican peso in December 1994, the Asian economic crisis of 1997 and the Russian currency crisis of 1998. These events were exacerbated in Brazil by the 1999 currency depreciation and related economic developments. Argentina’s instability in 2001 and 2002 increased international financial markets volatility.

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

You may not be able to exercise the preemptive rights relating to the preferred shares, including preferred shares underlying ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

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

Sales by us or our shareholders of a substantial number of preferred or common shares, including the issuance of additional preferred or common shares in connection with the restructuring of our debt facilities and instruments, or the belief that any of these may occur, could decrease the market prices of the preferred shares and the ADSs. If we or our major shareholders sell large blocks of preferred shares or common shares, the market prices of the preferred shares and the ADSs could be adversely affected.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States and are not as highly regulated or supervised as those markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may cause the price of securities of Brazilian companies, including our ADSs and preferred shares, to fluctuate in both the domestic and international markets. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2003 share trading volume, had a market capitalization of approximately US$234.2 billion as of December 31, 2003 and an average daily trading volume of approximately US$220.1 million for 2003. In comparison, the Nasdaq National Market had a market capitalization of US$2.9 trillion as of December 31, 2003 and an average daily trading volume of approximately US$1.7 billion for 2003.

The market for our preferred shares and the ADSs has experienced significant price and volume fluctuations. In 2001 and 2002, the prices of the preferred shares and the ADSs declined 69% and 97%, respectively. In 2003, the prices of the preferred shares and the ADSs increased 169%.

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for the ADSs.

As of March 31, 2004, there were 1,960,273 ADSs outstanding, and their average daily trading volume on the Nasdaq National Market during 2003 was approximately 145,000 shares per day and US$320,700 per day. Securities that trade at such volumes and that have a similar float typically have much lower levels of liquidity than other securities traded in the United States. This means there tend to be fewer willing buyers and sellers and fewer trades for the ADSs than for other equity securities; as a result, the prices quoted for the ADSs may be less reliable and more volatile than those for other securities traded in the United States.

ITEM 4. INFORMATION ON THE COMPANY

Recent Developments

On June 24 and June 25, 2004, we entered into commitment letters with creditors holding in the aggregate approximately 70% of our outstanding debt. The commitment letters outline the terms upon which we would exchange the indebtedness of Net Serviços and its subsidiaries held by such creditors for a combination of new senior secured debt, new subordinated convertible debt, and/or new equity. We refer to this exchange as the “restructuring.” The form of the commitment letters is attached as an exhibit to this Form 20-F.

Separately, on June 27, 2004, our controlling shareholder, Globopar, announced that it had entered into agreements with Telmex contemplating that Telmex would acquire a significant equity interest in Net Serviços, in a manner that would result in the replacement of the equity and subordinated convertible debt portions of our restructuring with cash. We are not party to the agreements between Globopar and Telmex, and the information contained in this Form 20-F is based on information provided to us by Globopar regarding those agreements.

The closing of the transactions contemplated by the agreements between Globopar and Telmex is not a condition to the closing of our restructuring pursuant to the commitment letters, although the closing of the Telmex investment in connection with our restructuring is conditioned upon the closing of the restructuring. However, if the restructuring were to be consummated in accordance with the terms set forth in the commitment letters with the participation of 100% of our creditors, and if the transactions contemplated in the agreement between Globopar and Telmex were likewise consummated, we expect that the results would be as follows:

We would issue 1,825,021,996 new equity shares, the maximum number permitted under our restructuring, and would receive aggregate proceeds of no less than R$638,757,699 (US$202,780,222 using an exchange rate of R$3.15 = US$1.00), which we would use to reduce our outstanding indebtedness; and

The aggregate amount of our financial debt would be reduced from approximately R$1,395 million (US$442.9 million) as of June 30, 2004 to approximately R$730 million (US$231.7 million) (in each case using an exchange rate of R$3.15 = US$1.00), all of which debt would be secured and would have the terms set forth in the commitment letters.

The terms of our restructuring and of the proposed investment by Telmex are described further below.

The Restructuring

The commitment letters provide that each of our creditors (including creditors not party to the commitment letters) will have the following options with respect to the conversion of the debt held by them: (i) the right to convert 60% of its debt claim into new senior secured debt and 40% of its debt claim into equity, (ii) in the case of creditors holding reais-denominated obligations, the right to convert 60% of its claim into new senior secured debt and 40% of its claim into new subordinated convertible debt, and/or (iii) the right to convert 100% of its debt claim into equity. The commitment letters provide for various limitations on the subscriptions for these options; in particular, the number of equity shares that we will issue in the restructuring is limited to 1,825,021,996 shares in the aggregate. The commitment letters provide that the equity issuances in exchange for debt contemplated above would be at a per share price of R$0.35, provided that prior to issuing any such equity to our creditors we would effect an offering in Brazil of all of such equity shares, with the price of such equity determined pursuant to a book-building mechanism, and in the event that bookbuilding results in an issuance price of R$0.35 or more, we would consummate the sale of such equity pursuant to such offering and pay to our creditors cash in the amount of R$0.35 in lieu of each such share otherwise issuable to them in the restructuring. In addition, the commitment letters provide that we may make a public or private offering of equity prior to the consummation of the restructuring and use the proceeds of such offering to pay our creditors cash in lieu of all (or, subject to certain restrictions, part) of the equity and subordinated convertible debt otherwise issuable to such creditors in the restructuring.

The new senior secured debt to be issued by us in connection with the restructuring will be denominated in reais in the case of debt issued to creditors that currently hold reais-denominated instruments, and in U.S. dollars in the case of creditors that currently hold U.S. dollar instruments. However, creditors that currently hold Net Sul floating rate notes or U.S. dollar bilateral instruments may elect, subject to certain limitations, to be issued new senior secured debt that is denominated in reais rather than in U.S. dollars. We expect that approximately 60% of the senior debt outstanding upon the consummation of the restructuring would be denominated in reais and that the remaining portion of the new senior secured debt would be denominated in U.S. dollars.

The reais-denominated senior secured debt will bear interest at the Interbank Deposit Certificate (Certificados de Dep5sitos Interfinanceiros), or CDI, rate plus 2.0% (increasing to 3.0% after December 15, 2005). CDI is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The CDI rate as of May 31, 2004 was 15.8%. The U.S. dollar denominated senior secured debt will bear interest either at a fixed rate of 7% or, in the case of certain creditors, at the three-month London interbank offered rate, or LIBOR, plus 3.0%. The three-month LIBOR rate as of May 31, 2004 was 1.3%. Subject to the consummation of the restructuring, we will pay to the holders of the new senior secured debt, in cash on the date of the restructuring, the amount of interest that would have accrued on the new senior secured debt from June 30, 2004 through the closing of the restructuring, as if such debt had been outstanding throughout such period.

The principal amount of all new senior secured debt issued in connection with the restructuring will be repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2010, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to this date. The fixed amortization requirements of the senior secured debt is subject to certain adjustments in order to protect us in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

As noted above, although the commitment letters provide that creditors holding reais-denominated instruments would have the right to convert a portion of their existing credits into subordinated convertible debt, we would only issue subordinated convertible debt if the investment by Telmex that is contemplated by its purchase agreement with Globopar is not consummated. In that event, the subordinated convertible debt would have the following terms:

The subordinated convertible debt would accrue interest from July 1, 2004 until the new senior secured debt is repaid at an annual rate equal to the General Market Price Index (Índice Geral de Preços - Mercado -- IGP-M) plus 3.0%. IGP-M is a Brazilian price index that is calculated on a monthly basis and published by Fundação Getúlio Vargas – FGV. IGP-M was 7.0% for the 12-month period ending May 31, 2004. Such interest would not be paid in cash but would be capitalized and added to the principal amount of the subordinated convertible debt on an annual basis. After the new senior secured debt has been repaid, the subordinated convertible debt would cease to be convertible and would thereafter bear interest, payable in cash quarterly, at a rate equal to CDI plus 3.0%.

Prior to the time that the new senior secured debt has been repaid in full, each R$1,000 of original principal amount of the subordinated convertible debt, and all interest accrued thereon, would be convertible at the option of the holder into an aggregate of 555 common shares and 1,667 preferred shares of Net Serviços (subject to customary adjustments).

The principal amount of the subordinated convertible debt would be repayable in a single installment on December 15, 2012, subject to mandatory and optional prepayment provisions that could result in earlier repayment.

All of the new senior secured debt (and any subordinated convertible debt) issued in connection with the restructuring will be guaranteed by all of our wholly-owned subsidiaries. The new senior secured debt will be secured by the pledge of (a) all of the shares of our subsidiaries, (b) all of the network assets of our operating subsidiaries and (c) our accounts receivable from subscribers in Sao Paulo, Santos and Rio de Janeiro (although the foreclosure rights of the creditors will in most circumstances be limited to 30% of those receivables). The subordinated convertible debt, if issued, would initially be unsecured; however, once the new senior secured debt is repaid the collateral that had secured the new senior secured debt would thereafter secure the subordinated convertible debt.

The instruments evidencing the new senior secured debt (and any subordinated convertible debt) will contain various covenants and restrictions that will limit the actions that we may take in connection with our business and that will require us to maintain certain financial ratios. The breach by us of any of these covenants, including the obligation to pay interest and repay principal in accordance with the terms of such instruments, would result, in some cases after customary notice and cure periods, in an event of default that would allow the holders of such instruments to accelerate the remaining principal amount of such debt, foreclose on the collateral pledged to secure such debt, and otherwise to exercise their legal and contractual remedies against us.

The commitment letters provide that the equity to be issued to our creditors in connection with the restructuring will be issued in the form of common shares and preferred shares in a ratio of 25:75 (i.e., one common share for each three preferred shares so issued), and that we will issue no more than 456,255,499 common shares and 1,368,766,497 preferred shares, in the aggregate, in the restructuring. The commitment letters also provided that prior to issuing any such equity to our creditors we would effect a public offering in Brazil of all of such equity shares, with the price of such equity determined pursuant to a book-building mechanism, and in the event that bookbuilding results in an issuance price of R$0.35 or more, we would consummate the sale of such equity pursuant to such offering and pay to our creditors cash in the amount of R$0.35 in lieu of each such share otherwise issuable to them in the restructuring. Accordingly, we would issue equity to our creditors only in the event that such offering did not result in a price of R$0.35 or more, in which event our creditors participating in the restructuring would receive one equity share for each R$0.35 of debt claim held by them that they have elected to have converted to equity.

As noted above, the foregoing procedure would apply only if the Telmex investment discussed above is not consummated. In that event, the commitment letters contemplate that the creditors may deposit the common shares issued to them in connection with the restructuring into one of two special purpose holding companies, which holding companies would become party to the shareholders agreement among our current controlling shareholders. The commitment letters further contemplate that certain amendments would be made to such shareholders agreement, including to provide the creditor holding companies certain consent rights over specified matters and to allow the creditor holding companies to appoint at least one member to our board of directors.

The obligations of the creditors party to the commitment letters to effect the restructuring described therein are subject to a number of significant conditions. These include the following:

  We must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors.

  Creditors holding no less than 95% of our outstanding debt must agree to participate in the restructuring.

  There must not have occurred any material adverse change relating to Net Serviços or to Brazil.

  The creditors must have satisfied themselves with certain remaining “due diligence” items relating to us, including with respect to the tax effects of the restructuring and the terms of our programming contracts.

  We must have obtained all governmental and third party consents necessary to consummate the restructuring.

In addition, the consummation of the restructuring is subject to the satisfaction of other customary closing conditions.

The commitment letters we have entered into with our creditors expire on September 30, 2004, although such date will be automatically extended to November 30, 2004 unless a majority of the creditors party to the commitment letters elect to veto such extension. While we think it is unlikely that we will have completed the restructuring by either of these dates, we hope by this time to have entered into definitive agreements that supercede the commitment letters. In the event that we have not entered into definitive agreements prior to the date on which the commitment letters would otherwise terminate, we would seek to extend the effectiveness of the commitment letters.

The Telmex Investment

We understand Telmex and Globopar have entered into a purchase agreement that contemplates (i) that the shares that we plan to issue in connection with the restructuring would be issued in the same proportion as the current outstanding shares (i.e., approximately 41% common shares and approximately 59% preferred shares), rather than in the 25:75 ratio contemplated by the commitment letters; (ii) that Globopar would subscribe for, at a price of R$0.35 per share, all of such common shares (other than shares purchased by other holders of common shares exercising their priority rights), and (iii) that the preferred shares would be issued pursuant to a public offering in Brazil with respect to which Telmex would submit a bid for the entire number of shares so offered of not less than R$0.35 per share.

We understand that this purchase agreement further contemplates that immediately following the share issuance referred to above, Globopar would establish a new special purpose company, or SPC, into which it would deposit 51% of our outstanding common shares. Globopar would retain 51% of the voting interest of the SPC and would sell the remaining interest in the SPC to TPC, including a minority voting interest. Globopar would also sell to Telmex, pursuant to the purchase agreement, an additional number of our common and/or preferred shares that are held by Globopar. Globopar would therefore continue to control, through the SPC, a majority of Net Serviços’ outstanding voting shares and would continue to hold common and/or preferred shares outside of the SPC. Under current Brazilian law, Telmex would not be permitted to own a controlling interest in Net Serviços.

The price to be paid by Telmex to Globopar for the direct and indirect interest in our shares to be acquired by it pursuant to the purchase agreement is dependant upon a number of variables, including the exchange rate, the number of common shares issued by Net Serviços and the amount of those common shares effectively subscribed for by Globopar, but is expected by Globopar to be between R$0.60 and R$0.80 per Net Serviços share. As a result of these transactions, Telmex would own, directly and indirectly, between 30% and 60% of our outstanding equity shares.

We understand that the agreements between Globopar and Telmex also contain, as an alternative to the transactions described above, the right of Globopar to cause Telmex to purchase from it, at any time after October 31, 2004 until the earlier of July 1, 2005 and the closing of the transactions described above, a combination of common and preferred shares representing approximately 34% of our outstanding equity at a purchase price of approximately US$130 million (approximately US$0.19 per share). This alternative transaction is referred to in this “Recent Developments” section as the put option.

In the event that there were to be a change in Brazilian law that would allow Telmex to own a controlling interest in Net Serviços, and assuming the closing of the investment of Telmex pursuant to the purchase agreement or the exercise of the put option, Telmex would have the right to acquire from Globopar, and Globopar would have the right to cause Telmex to purchase from Globopar, subject to certain conditions, an additional interest in the SPC representing approximately 2% of the voting capital of that entity. This would give Telmex, through the SPC, control over 51% of our common shares. The price of this additional approximate 2% interest would be equivalent, if the closing under the purchase agreement has occurred, to the price per share at which Telmex acquires our common shares from Globopar pursuant to the purchase agreement or, if the put option has been exercised, the price per common share under the put option. Following such a transfer, Globopar would continue to hold a significant minority stake in us, directly and through its stake in the SPC, and so long as it held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the shareholders agreement described below.

We believe that the acquisition by Telmex of this additional approximate 2% interest in the SPC would constitute an acquisition of a controlling interest in Net Serviços that would require Telmex to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Telmex for such controlling interest. See “Item 10 – Additional Information – Memorandum and Articles of Association – Change of Control Provisions” below.

The purchase agreement between Globopar and Telmex contains a number of undertakings relating the implementation of the deal between them and our restructuring as a general matter. Globopar and Telmex agree to use commercially reasonable efforts to cause the consummation of our restructuring, including, in the case of Globopar, undertaking as follows:

  to use its reasonable efforts, consistent with its fiduciary duties, not to change the restructuring terms in a manner that results in certain closing conditions to the Telmex investment not being met, to approve or cause its board representatives to approve the capital increase necessary to effect our restructuring and the Telmex transaction, and the issuance of common and preferred shares at the R$0.35 per share price contemplated in the restructuring as the conversion price for issuance of shares to our creditors, with the preferred shares being subject to a bookbuilding process, and to exercise fully Globopar’s priority rights with respect to any common shares issued in connection with our restructuring and the Telmex investment.

Globopar also has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure other than in a manner consistent with the capitalization under the restructuring and certain extraordinary compensation arrangements or any increases in our officers’ severance arrangements. Globopar has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

Globopar and Telmex have each agreed to use its commercially reasonable efforts to reach an agreement on a proposal to Net Serviços concerning the terms of a networking agreement with Telmex relating to the provision of voice, data, and Internet services through, and the use of the last mile of, our network facilities. Globopar has agreed, subject to its fiduciary duties, to recommend and vote in favor of any such agreement, provided that any such agreement, if entered into, may be terminated by either us or Telmex in the event Telmex does not acquire an interest in us as contemplated by its agreements with Globopar. Any networking agreement would be on arms-length terms, consistent with the fiduciary duties of the board, and would require approval of our board, including any representatives not appointed by Globopar.

In connection with the closing of the transactions contemplated by the purchase agreement, Globopar, Telmex and the SPC would enter into a shareholders agreement containing provisions relating to transfer of shares, rights of first refusal, governance and others matters typical of such arrangements, including rights of each of Globopar and Telmex to appoint members of our board of directors. Such an agreement would include consent rights for shareholders maintaining a specified minimum level of shareholdings in us, including the right to approve alterations in commercial arrangements to which we are party and certain programming, network and pay television concession matters and other consent rights typical for significant minority shareholders. Also under these agreements, subject to its fiduciary duties, Globopar would agree, upon Telmex’s request for a period of two years from the date of the shareholders agreement, to vote its shares in support of future issuances of preferred shares in a public offering with pricing to be established through a bookbuilding process, and Telmex would agree to provide a standby underwriting commitment to purchase such preferred shares at a price of not less than R$0.70 (escalated by an inflation index after the first year). Proceeds from any such issuance would be applied to prepay our restructured debt in accordance with the definitive restructuring agreements described above.

The closing of the transactions contemplated under the purchase agreement between Globopar and Telmex is subject to a number of significant conditions, which include the approval of Anatel, the agreement of the other parties to our current shareholders agreement of modifications to, or the replacement of, that agreement on terms acceptable to Telmex and Globopar, and the closing of our restructuring. The issuance of our common and preferred shares in the manner contemplated by the purchase agreement will also require the approval of our board of directors, which has not yet been obtained.

The purchase agreement between Globopar and Telmex will expire on June 1, 2005 if our restructuring has not been completed by that date or if the other conditions precedent toTelmex’s investment have not been achieved.

Business Overview

We are the largest pay-television operator in Brazil, based upon the number of subscribers and homes passed. As of December 31, 2003, we had over 1.3 million connected subscribers in 44 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are also the leading provider of high-speed cable modem Internet access through the Vírtua service, which had over 91,400 subscribers as of December 31, 2003. Our advanced network of coaxial and fiber-optic cable covers over 35,000 kilometers and passes more than 6.6 million homes. In 2003, we had net operating revenues of US$409.6 million.

During 1998, we focused on building our cable infrastructure, primarily in the most prosperous and populous regions of Brazil. Our network currently operates in major cities located throughout Brazil, including São Paulo, Rio de Janeiro, Brasilia, Belo Horizonte, Porto Alegre and Curitiba, six of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. Our acquisitions of Net Sul, Unicabo and Vicom in 2000 were designed to add scope and scale to our network and new services to our customers. In 2001, we focused on upgrading the quality of our network to increase bandwidth and install two-way communication capability. As of December 31, 2003, approximately 35% of our network had two-way communication capability.

Currently, our principal services include basic pay-television under the “NET” brand name with five separate programming packages, pay-per-view programs and broadband Internet service under the “Vírtua” brand name. We also offer corporate data transmission services to corporate customers through our subsidiary, Vicom.

By expanding our network’s capacity and upgrading its capabilities in targeted areas, we expect to have the ability to offer services that are value-added and complementary to our traditional pay-television packages. During the second half of 2004, we plan to begin offering digital cable services in Rio de Janeiro and São Paulo. By providing digital cable services, we will be able to offer subscribers premium programming packages, additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

Strategy

Our strategy is to maintain our position as Brazil’s leading provider of pay-television services and take advantage of the anticipated demand for advanced services in Brazil. In doing so, we will continue to focus on improving our cash flows and operating margins, on providing better quality services and playing a key role in industry consolidation. In order to achieve our goals, we are undertaking the following business and financial initiatives.

Business Initiatives

  Improve customer satisfaction by providing reliable, high quality services and responsive customer interaction. We view our business as a service business, and therefore, we have been working hard to improve customer satisfaction, both in terms of our existing cable and broadband Internet service and in our responsiveness to customer inquiries. To achieve this goal, in 2002, we outsourced our customer service centers. Before the outsourcing of our customer service centers, only approximately 75% of the calls made to our customer service centers were answered. Our goal was for 95% of calls to our customer service centers to be answered. During 2003, this goal was not consistently achieved, and we changed the supplier for the service. In November 2003, TNL Contax S.A., or Contax, started to operate our customer service centers with aggressive targets on service quality. We have begun to see improvement in customer service resulting from our change to Contax. For example, in the first quarter of 2004, 80% of all calls directed to our customer service centers were answered in less than 20 seconds.

  Pursue growth by increasing revenue per subscriber and penetration along our existing network through targeted marketing. We focus our marketing efforts on our existing customer base and on the potential customers already passed by our network. Through this targeted marketing approach, we hope to encourage existing customers to migrate to higher-end programming packages and purchase value-added services, and to increase penetration of Class A and B homes (the top two Brazilian socio-economic tiers established by IBGE) currently passed by our network. Approximately 48% of our homes passed, are Class A and B households.

  Continue the growth of Vírtua, our broadband Internet service. In 2003, we increased our investment in broadband by relaunching our broadband Internet service, Vírtua. Broadband Internet has an attractive marginal return. Furthermore, subscribers of our broadband Internet service are 70% less likely to disconnect their pay-television service as compared to our other pay-television subscribers. Within Vírtua, the main processes involved in Vírtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. In 2003, we also invested in Vírtua’s marketing and resumed media advertising. Moreover, we initiated a promotion wherein cable modem was available to customers under a free lease agreement. Also, we introduced the “Plano de Fidelidade,” or “loyalty plan,” whereby we waive the hook-up fee for Vírtua’s new subscribers who commit to at least a 12-month subscription. In 2003, we also tested the Docsis technology, which is currently being used by most cable operators around the world. The tests presented positive results, indicating the practicability of implementing this technology in lieu of our propriety technology. The Docsis technology will lower cable modem costs, once Docsis cable modems are produced on a large scale.

  Introduce digital cable. We plan to introduce digital cable in Rio de Janeiro and São Paulo during the second half of 2004. This will allow us to increase the number of pay-per-view channels and offer new services such as audio channels containing a variety of music packages, near video-on-demand and an interactive programming guide. This strategy is designed to increase revenues from current subscribers and to make us more competitive against DBS providers. Currently, more than 91% of our subscribers belong to Class A and B households. In addition, our subscriber base has the following characteristics: (i) more than 65% have at least two televisions; (ii) more than 72% have at least one computer; and (iii) approximately 62% are Internet users. With the offering of these new services, we have the potential to capitalize on the amount our subscribers spend on entertainment and leisure.

  Play a key role in industry consolidation. We believe pay-television market consolidation in Brazil will continue, resulting in a small number of companies representing the majority of Brazil’s pay-television marketplace. As the largest cable service provider in Brazil, Net Serviços expects to play a key role in the consolidation of the cable industry.

Financial Initiatives

  Improve our capital structure and liquidity position. We are pursuing several measures, including a proposed debt restructuring, designed to improve our capital structure and to better align our operating costs, financial expenses and capital investment levels with our anticipated future revenues and cash flows. These measures include, among other things, seeking to (i) reduce our near-term debt service obligations to levels that can be serviced with operating cash flows, (ii) limit the impact of future exchange rate volatility by reducing the amount of our dollar-denominated debt, (iii) amend certain financial and other covenants in our debt facilities and instruments, (iv) increase our equity capital, (v) optimize our capital expenditures and (vi) optimize our operating costs. Our plans to improve our capital structure and liquidity position are described in greater detail under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

  Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures in geographic areas and on services where we believe we can achieve higher returns on our investments. Pursuant to this plan, whereby we made an analysis of our network on a node-by-node basis, we will target our capital spending on selected portions of our existing network, principally in wealthy, urban areas, where we anticipate greater demand for broadband, digital cable and advanced services. We believe such targeted investments will allow us to reduce our capital expenditures while providing sufficient investments to upgrade our network to enable us to offer broadband, digital cable and advanced services to our targeted markets.

  Continue to focus on Corporate Governance. Since June 2002, our shares have been listed in Bovespa’s Special Corporate Governance Level 2. We believe that trading our shares in these listing segments brings several benefits, including promoting improved supervision of our business by investors and enhancing the rights of minority shareholders in corporate governance. Consistent with this approach, we have established certain voting rights with regards to our preferred shares, and we offer 100% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of Bovespa.”

History and Development of the Company

Our company was founded in 1994 by Mr. Antonio Dias Leite under the name of Multicanal Participações S.A., or Multicanal. Multicanal began operations by acquiring several existing cable operators in northern and central Brazil, a pattern it continued through 1996. In October 1996, Multicanal listed its ADSs on the Nasdaq National Market. In late 1997, Mr. Leite and our other major shareholders at that time sold their interests in Multicanal to Globopar. Following that transaction, the principal shareholders of Multicanal were Globopar and União Comércio e Participações, the latter of which was at that time a wholly owned subsidiary of Banco Bradesco S.A.

In September 1998, Multicanal acquired certain cable assets and related liabilities of Globopar and changed its name to Globo Cabo S.A. The assets we acquired from Globopar included a 50% interest in Unicabo and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., Net Rio S.A., or Net Rio, and Net Brasilia Ltda. In May 2000, we acquired the remaining 50% of Unicabo. In July 2000, we acquired 100% of MDS Telecomunicações S.A., which held 100% ownership in Vicom, a company that provides nationwide data transmission services to the corporate sector in Brazil by using satellite and terrestrial technologies. In September 2000, we continued our strategy of growth through acquisitions and we acquired Net Sul Holding S.A., the second largest cable television operator in Brazil at that time. The Net Sul acquisition significantly increased our subscriber base and provided us access to markets in southern Brazil, a region that we previously had not served. During 2000, we experienced significant growth, both from the acquisition of Net Sul and on our existing subscriber base. We did not experience growth in 2001 due mainly to the slowing economy in Brazil, or in 2002 due to the slowing economy in Brazil, an increase in hook-up fees that took effect in June 2002 and as result of the implementation of a more selective screening process, which places increased emphasis on the potential subscribers’ credit. In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A.

Since these acquisitions were made, we have been working towards the integration of operations. During 2001, we completed the consolidation of administrative and commercial policies, including conforming disconnection policies and prices. Since 2002, we have worked to improve and integrate the systems to these operations. In 2003, we completed the consolidation of our billing system. During 2003, we also resumed media advertising, improved our sales infrastructure with the creation of local points of sale, and changed both the supplier of our telemarketing and the way we compensate our telemarketers.

We offer corporate data transmission services to corporate customers through our subsidiary, Vicom. Vicom offers data transmission services via satellite, hybrid fiber-coax, or HFC, network and radio circuits.

Vicom was founded in 1985 to establish a nationwide data network using satellite technology. We purchased Vicom in July 2000 in order to take advantage of synergies between Vicom’s satellite network and our own terrestrial network.

Consistent with our strategy to focus on and increase our resources toward pay-television and broadband Internet service, on November 4, 2003, we entered into an agreement with Comsat International for the sale of Vicom. The terms of the sale were approved by Anatel on January 21, 2004. Negotiations regarding the sale of Vicom are still taking place.

Our Services

We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as broadband Internet and corporate data transmission. We plan to continue to enhance and upgrade the services we offer by adding, on a selective basis, new programming and further advanced products and services as they become available. During the second half of 2004, we expect to begin our rollout of digital cable television services to our customers in Rio de Janeiro and São Paulo. As of December 31, 2003, we had approximately 1.3 million pay-television subscribers, over 91,400 broadband Internet subscribers through Vírtua and over 5,800 corporate network stations through Vicom.

Most of our pay-television subscribers are in the top two Brazilian socio-economic tiers as established by the IBGE, a Brazilian federal institute that compiles demographic and economic data. We refer to households in these tiers as Class A and Class B households. Class A and B households are especially attractive to us, as we believe they will demonstrate significant demand over time for our premium pay-television and Internet services and have relatively high creditworthiness. According to a survey published by the Instituto Brasileiro de Opinião Pública e Estatística, or IBOPE, a market research institute, Class A and Class B households represented at year-end 2003 approximately 31% and 49%, respectively, of the Brazilian pay-television subscriber base.

Following our launch of Vírtua in April 2000, our broadband Internet service subscriber base grew considerably, from approximately 1,700 in April 2000 to over 91,400 at December 31, 2003. During 2003, we relaunched our broadband Internet service, Vírtua. Moreover, we initiated a promotion wherein cable modem was available to customers under a free lease agreement. Also, we introduced the loyalty plan, whereby we waive the hook-up fee for Vírtua’s new subscribers who commit to at least a 12-month subscription. Gross sales in broadband Internet increased 181%, when comparing 2003 to 2002, principally due to these added promotions. We made installations for nearly 6,000 subscribers during December 2003, and we project having installed nearly 36,000 new subscribers during the first quarter of 2004. In 2003, we also tested the Docsis technology, which is currently being used by most cable operators around the world. The tests presented positive results, indicating the practicability of implementing this technology in lieu of our propriety technology. The Docsis technology will lower cable modem costs, once Docsis cable modems are produced on a large scale.

Pay-Television

Currently, most of our operations relate to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 44 cities in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to offering a broad variety of quality programming coupled with a range of programming packages.

Our Programming Packages

We offer our pay-television service through three major programming packages that provide our customers with a variety of price points and channel selection. We also have two additional packages, one that is not accepting new subscribers, and one that is offered to our cable modem subscribers. Historically, our subscribers have tended to choose our added channel packages which offer a greater number of total channels over our more basic packages. The following table shows subscriber figures and other information for each of our various channel packages as of December 31, 2003.

Programming Packages as of December 31, 2003

Package	Monthly Subscription Fee(1)		No. Channels(2)	No. of Connected Subscribers	% of Total Subscribers

	R$	US$		(in thousands)

Advanced(3)	109.90	38.04	66	625.9	47.0%
Plus(4)	109.89	38.03	57	133.6	10.0%
Master	69.90	24.19	50	363.4	27.3%
Standard	42.90	14.85	33	123.1	9.2%
Vírtua Cabo	19.90	6.89	28	27.1	2.0%

(1) Monthly subscription fees for São Paulo.
(2) Total number of channels for São Paulo.
(3) Subscribers to Advanced Conforto paid R$109.90 (US$38.04) in monthly subscription fees. Subscribers to Advanced Básico paid R$99.90 (US$34.58) in monthly subscription fees. As of December 31, 2003, we had approximately 611,500 connected subscribers to the Advanced Conforto plan, totaling 46.0% of our total subscribers, and approximately 14,400 connected subscribers to the Advanced Básico plan, totaling 1.0% of our total subscribers.
(4) Has not been available for new subscriptions since 1996.

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

“Advanced” package. Our Advanced package is our premium package, focused on Class A and B households which generally have a higher willingness than other socio-economic groups to purchase value-added services such as pay-per-view television and broadband Internet service. It is our strategy to encourage subscribers to our other packages to migrate to the Advanced package. There exist two different plans for subscribers to choose from: the Advanced Conforto plan and the Advanced Básico plan. A key difference between the plans is the availability of free customer service and free repair to subscribers. The Advanced Conforto plan offers free customer service and repair and the Advanced Básico plan does not. Both plans offer the same full range of programming.

“Plus” package. Our Plus package has not been available to new subscriptions since 1996. We are encouraging Plus subscribers to switch to the Advanced package, which includes more channels and has substantially the same monthly subscription fee as that for the Plus package. We are encouraging this migration because we are in the process of replacing the Plus package’s set-top boxes with the Advantage package’s newer set-top boxes, which allow us to send a coded signal to subscribers.

“Master” package. The Master package is our mid-range package, and it is marketed to, and has proved particularly popular among, Class B households.

“Standard” package. Our Standard package offers subscribers a basic cable service that is targeted to Class C households. In an effort to eliminate potential bad debt risks, we offer our Standard package only through prepaid subscriptions.

“Vírtua Cabo” package. In accordance with Brazilian regulations, a household must subscribe to our pay-television service in order to also use our broadband Internet service, Vírtua. We created a special pay-television option, the Vírtua Cabo package, for customers that have not previously subscribed to any of our pay-television packages but that now wish to subscribe in order to gain access to Vírtua. The Vírtua package is priced at less than half the price of our Standard package and carries only 28 broadcast television channels.

While our number of channel offerings for each programming package varies by location, the following table generally describes our channel line-up for each programming package. Each programming package described in this table also includes the channels listed in the programming package(s) preceding it.

VÍRTUA CABO PACKAGE

Programming Service	Content

S-TV	Educational
Eventual 1	Government service
Eventual 2	Government service
CNT	Government service
Canal Nacional Brasil	Government service
TV Justiça	Government service
TV Senado	Government service
Câmara Federal	Government service
Assembléia Legislativa	Government service
Canal Comunitário	Government service
Canal Universitário	Government service
Rede Mulher	Women’s
Cultura	Public educational
Globo	Broadcast network
Record	Broadcast network
Rede TV!	Broadcast network
CNT/Gazeta	Broadcast network
Bandeirantes	Broadcast network
SBT	Broadcast network
CBI	News and information
Canal 21	Variety
MTV	Music
Rede Vida	Religious
Rede Gospel	Religious music
Shoptime	Home shopping
Futura	Educational
NET TV	Programming Guide
Canal Local	Local Programming

STANDARD PACKAGE

Programming Service	Content

Fox Kids	Cartoons
USA	General entertainment
Multishow	Culture and variety (Globosat)
Globo News	All news
People and Arts	Variety

MASTER PACKAGE

Programming Service	Content

Cartoon Network	Cartoons
Deutsche Welle	German
SPORTV	Sports (Globosat)
CNN International	All news
TNT	Classic movies
TV Espanha	Entertainment
TV 5	General entertainment
Sony Entertainment Network	General entertainment
The Warner Channel	General entertainment
Fox	General entertainment
GNT	News, information and public affairs (Globosat)
RAI	Italian
AXN	Variety
National Geographic	Exploration, civilization and nature
Canal Rural	Farming, breeding and rural news
Nickelodeon	Children
Discovery Channel	Exploration, civilization and nature

PLUS PACKAGE

Programming Service	Content

Bloomberg	News
Boomerang	Cartoons
BBC	News
Discovery Health	Health
ESPN International	Sports
Telecine Premium	Movies
Fox News	News

ADVANCED PACKAGE

Programming Service	Content

Animal Planet	Science, technology and environment
Discovery Kids	Children
Telecine Action	Movies
Telecine Emotion	Movies
Telecine Happy	Movies
Telecine Classic	Movies
Canal Brasil	Movies
MGM Gold	Movies
ESPN Brasil	Sports

We continuously monitor and update our packages based on the availability of programs and customer demand. Consistent with this strategy, we launched a pilot project with new-segmented packages providing pricing and channel options in the cities of Campinas, Indaiatuba and Santos. These include Net Informação (contains news, documentaries and music channels); Net Variedades (Master package, excluding the SPORTV channel); Net Esportes (Net Variedades, plus sports channels); Net Filmes (Net Variedades, plus movie channels); and the complete package, Net Opções (the Advanced package). Depending on the results of this product launch, the new-segmented packages will be extended to other operations.

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

Our revenues from pay-per-view events are seasonal, based largely on the soccer season and accounted for approximately 3.4% of our total gross revenues for 2003. We expect our revenue from pay-per-view to grow steadily in the future, particularly as we start to offer interactive services, allowing subscribers to order pay-per-view selections with their remote control units.

Digital Cable Services

We plan to introduce digital cable in Rio de Janeiro and São Paulo during the second half of 2004. Our digital cable services will carry significantly more channels than our current programming packages. In addition, digital cable will allow for high-quality broadcasting and will enable us to offer near video-on-demand, a service that offers movies at pre-determined times.

In addition, we plan to offer basic digital set-top boxes to subscribers and sell more advanced digital set-top boxes in retail stores. We will simultaneously collect old analog set-top boxes and reuse them for new and existing analog subscribers. We believe that this approach will allow us to target our capital expenditures and other upfront costs to households that have the greatest likelihood to subscribe to digital service.

Hook-up and Upgrade Fees

In addition to our monthly subscription fees, we charge our subscribers a one-time hook-up or installation fee, which as of December 31, 2003 was R$160 (US$55.38). We also customarily charge a service upgrade fee of up to R$60 (US$20.77) to subscribers requesting an upgrade to a more advanced programming package. We have occasionally offered discounts under special marketing promotions. We expect revenues derived from hook-up fees paid by new subscribers to decrease and revenues from upgrade fees to increase as a percentage of total revenues, due to the introduction of digital services and the resulting introduction of a wider variety of programming alternatives. In 2003, we launched the “loyalty plan,” whereby we waive the hook-up fee for pay-television and broadband Internet subscribers who commit to at least a 12-month subscription.

Programming Sources

Historically, we have obtained all of our programming from our affiliate Net Brasil, which is indirectly owned 60% by Globopar and 40% by us. Net Brasil acts as our intermediary in purchasing programming from both Brazilian and international sources. Net Brasil also provides this service for other pay-television companies, including principally Sky Brasil, a Brazilian DBS provider in which Globopar owns a significant interest, along with cable television providers that operate outside of our licensed territories. Much of the programming we purchase through Net Brasil is produced by our affiliate Globosat, which is wholly owned by Globopar. Globosat is a producer of mostly Portuguese-language programming, such as SportTV, GNT, Globo News, Shoptime, Multishow, Telecine, USA, Futura and Canal Brasil. Globosat also purchases programming from third parties. Our contract with Net Brasil also grants us the right to use the “NET” brand name.

Up until June 27, 2004, we had been obtaining our programming pursuant to a programming agreement with Net Brasil under which Net Brasil obtained on our behalf the rights to all programming that our pay-television operators provided to subscribers. Typically, Net Brasil would negotiate programming contracts with content providers on behalf of us, Sky Brasil, and certain other pay-television providers, and we and Sky Brasil would be consulted with regard to those negotiations. At the conclusion of the negotiations, we would have the option, independent of any decision of Sky Brasil and Net Brasil, to accept or reject programming from that source. We believe that by aggregating subscribers across several different pay-television platforms, Net Brasil is able to create a better negotiating position than we could on our own and to obtain for us better terms and prices for our programming content. Pursuant to this arrangement, we paid to Net Brasil an amount comprised of two parts: the reimborsement of programming costs equal to the amount that programmers charge Net Brasil for programming provided to us; and a monthly variable fee to cover Net Brasil’s overhead equal to R$0.51 per subscriber per month.

On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby Net Brasil’s role in acquiring programming for us has been altered as described below. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining all other programming, in particular content or channels produced in Brazil , while we will directly obtain, for our own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one third of our line-up. Due to the above reduction in scope of the services provided by Net Brasil, the compensation paid by us to Net Brasil will be reduced considerably. Pursuant to this new programming agreement, instead of R$0.51 per subscriber per month, we will now pay Net Brasil a fixed amount equal to R$100,000 (US$34,600) per month, adjusted by IPC, the Consumer Price Index, plus an additional monthly fee of R$24,000 (US$8,300) in 2004, R$16,000 (US$5,500) in 2005, R$3,000 (US$1,040) in 2006 and R$1,500 (US$520) in 2007.

We have agreed to transfer our 40% interest in Net Brasil (which is in a loss position with certain contingent liabilities) to Globopar in the near future for a nominal amount.

Our arrangements with Net Brasil and the shareholders’ agreement specify, among other things, that (i) in its dealings with us, Net Brasil is not intended to operate at a profit; and (ii) new programming contracts and renewals or amendments to existing programming contracts, pursuant to which we will be receiving programming, must be approved by our board of directors, including the affirmative vote of a director appointed by either BNDESPar or Bradespar.

Pursuant to our programming agreement, we paid Net Brasil US$152.9 million, US$131.0 and US$135.1 in 2001, 2002 and 2003, respectively. Included in these amounts was a broker commission paid to Net Brasil in the amount of US$1.6 million, US$1.9 million and US$2.3 million in 2001, 2002 and 2003, respectively, corresponding to the payment of R$0.51 per subscriber per month.

Broadband

In April 2000, we launched Vírtua. Vírtua is the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2003, Vírtua was available in the following ten Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Santos, Sorocaba, Curitiba, Porto Alegre, Campinas, and Florianópolis, reaching approximately 2.3 million homes and serving over 91,400 residential subscribers. In accordance with regulations, we offer broadband Internet service only to subscribers of our pay-television service.

Market Opportunity. We believe the introduction of bi-directional, high-speed Internet services to Brazil presents a business opportunity due to the following factors:

  more than 72% of our subscriber households also include a personal computer;

  more than 62% of our subscriber households also have Internet access; and

  the existing capability of our cable network to provide high-speed cable Internet services.

According to the Brazilian Association of Pay TV, or ABTA, in 2003, approximately 62% of pay-television households in Brazil had personal computers. There is currently a low penetration rate for broadband services in Brazil when compared to demand for broadband services recorded recently in countries with more developed economies than Brazil’s. According to the Pay-TV Survey No. 85, there were 205,083 cable and MMDS broadband services users in December 2003. This represents a penetration rate of only 5.8% over the base of pay-television subscribers served by these two technologies. According to International Telecommunication Union, the penetration rate per inhabitant was 0.7% in Brazil, a very low rate when compared to penetration of 21.3% in Korea, 14.6% in Hong Kong and 6.5% in the United States.

Service Packages. As with our pay-television offerings, we try to tailor our Internet access offerings to customer demand. Toward that end, we currently offer four different connection speeds: 128, 256, 384 and 512 Kbps. The following tables set forth the up-front installation fees we charged as of December 31, 2003 for the Vírtua service, as well as the monthly subscription rates for customers based on connection speed:

Type of Fee	Up-front Payment

	R$	US$
“Standard” installation(1)	70.00	24.23
“Complete” installation(1)	120.00	41.53

(1) The “complete” installation includes the subscriber’s purchase of an Ethernet card, priced at R$50.00 that must be installed in the PC in order to permit Internet access. This is not included in the “standard” installation.

Speed	Monthly subscription

	R$	US$
128 Kbps	49.90	17.27
256 Kbps	73.90	25.58
384 Kbps	105.00	36.34
512 Kbps	140.00	48.46

Corporate Data Transmission Services

We offer corporate data transmission services to corporate customers through our subsidiary, Vicom. Vicom offers data transmission services via satellite, HFC network and radio circuits.

Vicom’s integrated satellite and terrestrial system allows clients to set up networks that fully serve Brazil’s major cities while also reaching more remote areas of the country. Vicom grew its corporate data transmission customer base over the past three years. Its corporate customers include Nossa Caixa; Carrefour; Telecom Américas; Cemig; Pão de Açúcar; Marisa; Tim; Perdigão and Cargill. As of December 31, 2003, Vicom had over 100 corporate customers.

On November 4, 2003, we entered into an agreement with Comsat International for the sale of Vicom. See “Item 4. Information on the Company—History and Development of the Company.”

Operations

Subscriber and Operational Data

In building our network and marketing our services, we have focused primarily on Class A and B households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers, both overall and by class.

	Subscriber and Operational Data as of December 31, 2003

	Total	Class A and B Homes

Active subscribers (1)	1,352,474	1,230,751
Kilometers of cable network	35,616	N/A
Total homes passed	6,600,797	3,112,457
Average cable penetration	20.5%	39.5%

(1)	Includes approximately 22,000 MMDS subscribers.

Regional Data

In 2003, we reorganized our reporting segments to facilitate operational review of the performance of certain operations. We now manage our operations as six regional clusters as follows:

  Region 1, consisting of São Paulo;

  Region 2, consisting of Rio de Janeiro;

  Region 3, consisting of Porto Alegre, Curitiba, Florianópolis and Litoral;

  Region 4, consisting of Campinas, Indaiatuba and Santos;

  Region 5, consisting of Belo Horizonte and Brasilia; and

  Region 6, consisting of the remaining 33 cities in which we hold operating licenses. This region is referred to as “Brasil Interior.”

Set forth below is a description of each of our six regional clusters.

Region 1. This cluster covers São Paulo, the largest pay-television market in Brazil as measured in terms of homes passed and active subscribers. São Paulo is also the wealthiest city in Brazil, as well as one of the most densely populated. São Paulo has an estimated population of approximately 10.7 million. The following table sets forth, as of December 31, 2003, the percentage of the homes in Region 1 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

23%	750 MHz
77%	550 MHz
0%	450 MHz or less

Region 2. This cluster covers the city of Rio de Janeiro, representing an estimated population of approximately 6.0 million. The following table sets forth, as of December 31, 2003, the percentage of the homes in Region 2 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

66%	750 MHz
26%	550 MHz
8%	450 MHz or less

Region 3. Region 3 includes Porto Alegre, Curitiba, Florianópolis and Litoral, representing an estimated combined population of approximately 3.4 million. The following table sets forth, as of December 31, 2003, the percentage of the homes in Region 3 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

78%	750 MHz
19%	550 MHz
3%	450 MHz or less

Region 4. Region 4 includes Campinas, Indaiatuba and Santos, representing an estimated combined population of approximately 1.6 million. The following table sets forth, as of December 31, 2003, the percentage of the homes in Region 4 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

61%	750 MHz
39%	550 MHz
0%	450 MHz or less

Region 5. Region 5 includes Belo Horizonte and Brasilia, representing an estimated combined population of approximately 4.5 million. The following table sets forth, as of December 31, 2003, the percentage of the homes in Region 5 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

27%	750 MHz
73%	550 MHz
0%	450 MHz or less

Region 6. Region 6 includes Anápolis, Arapongas, Bagé, Bauru, Bento Gonçalves, Blumenau, Campo Grande, Caxias, Chapecó, Criciúma, Cruz Alta, Erechim, Farroupilha, Franca, Goiânia, Joinville, Jundiaí, Lajeado, Londrina, Maringá, Novo Hamburgo, Passo Fundo, Pelotas, Piracicaba, Recife, Ribeirão Preto, Rio Grande, Santa Cruz, Santa Maria, São Carlos, São José do Rio Preto, Sorocaba e Uruguaiana, representing an estimated combined population of approximately 10.3 million. The following table sets forth, as of December 31, 2003, the percentage of the homes in Region 6 passed by our cable networks with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

10%	750 MHz
50%	550 MHz
40%	450 MHz or less

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

Cable Network

Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-up box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz and 750 MHz. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including analog pay-per-view services and Internet access.

At December 31, 2003, our cable network totaled 35,616 kilometers. The following table sets forth, as of December 31, 2003, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

32%	750 MHz
53%	550 MHz
15%	450 MHz or less

As of December 31, 2003 we had coded, or “scrambled,” the signal of 54% of the homes we passed, with the objective of reducing piracy.

As of December 31, 2003, we had activated two-way, or bi-directional, technology for 2.3 million homes passed. This technology currently permits us to offer broadband Internet service because it allows the user to send data from their computer to the network. With the introduction of interactive services, “bi-directionality” allows the cable operator to transmit to the subscriber the specific programs the subscriber has ordered, and it allows the subscriber to use their remote control unit to request programming from, and to respond to, the cable operator.

At December 31, 2003, our network consisted of 2,862 fiber nodes that generally fed on average 2,300 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design, and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through Vírtua.

A substantial portion of our network consists of aerial cables, often strung on electrical utility poles, rather than buried cables. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities who are generally required to provide us this access for a negotiated fee. We are in dispute with a number of these utilities in an effort to reduce the fee. A number of telecommuications companies are involved in similar disputes, and favorable legal outcomes have been reached in the majority of those disputes. However, we cannot assure you that favorable outcomes will be reached with respect to our disputes.

Furthermore, we have entered into agreements with Light Serviços de Eletricidade S.A., or Light, in Rio de Janeiro and Eletropaulo Metropolitana do Estado de São Paulo S.A. in São Paulo to reduce the rental fees each company charges for use of their utility poles. These agreements represent approximately 30% of our utility pole rental costs. See “Item 4. Information on the Company— Legal Proceedings” for details on our dispute with Light.

In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed-line telephone utilities. We are required to pay Telemar a percentage of our revenues in Belo Horizonte under this lease.

We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas and deterioration of cable insulation. We maintain our network by employing a maintenance crew, as of December 31, 2003, of approximately 1,163 employees, as well as by employing independent contractors.

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

MMDS

In addition to our traditional cable network, we have a MMDS that operates in Recife, Porto Alegre and Curitiba, with approximately 22,000 subscribers. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

Information Technology Systems

Since August 2002, we have been developing a new system structure with the aim to improve all internal controls and user accesses. This structure will integrate through our systems with a view towards increasing our ability to effectively track all user access.

Capital Expenditures

Going forward, we will upgrade our network on a highly targeted basis in order to optimize the return from our capital investments. We expect our capital expenditures on our network in 2004 and 2005 to slightly increase over that of 2003. Our capital expenditure plan is more fully described under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Pay-Television Customer Care

Customer Service, Billing and Collection

Maximizing customer satisfaction is a key element of our business strategy.

Up until July 2002, we operated 12 customer service centers (including four centers for broadband Internet service). These centers allowed subscribers to easily contact us with questions about their bills, as well as to request pay-per-view events or to change their monthly service packages. At these centers we employed service representatives who are trained to assist our subscribers and to sell our services in a helpful manner.

Since the introduction of our pay-per-view service and the expansion of our network, we experienced a significant increase in call volume. As a result of the increase in call volume, and consistent with our goal of improving customer service, in June 2002, we outsourced our customer service centers. Before the outsourcing of our customer service centers, only approximately 75% of the calls made to our customer service centers were answered. Our goal was for 95% of calls to our customer service centers to be answered. During 2003, this goal was not consistently achieved, and we changed the supplier for the service. In November 2003, Contax started to operate our customer service centers with aggressive targets on service quality. We have begun to see improvement in customer service resulting from our change to Contax. For example, in the first quarter of 2004, 80% of all calls directed to our customer service centers were answered in less than 20 seconds.

Subscriber Payment Collection System

Our subscriber payment collection system is intended to provide accurate, timely and convenient billing to our subscribers while maintaining a cost-efficient method of receiving payments. Our monthly billing system is automated and utilizes computer links with large banks and, in certain cases, local telephone companies, whereby they distribute our bills to our customers and collect payment on our behalf.

Most of our subscribers pay for our services by personally delivering checks to a local bank, which is how most utility payments are made in Brazil. We also offer automatic withdrawal from bank accounts, and credit card payment options via telephone and the Internet. At December 31, 2003, approximately 33.4% of our subscribers were participating in a direct withdrawal plan to pay their monthly bills.

Disconnection and Delinquency Charge-off Policy

Because we were aggressively building our subscriber base during the early phase of our development, credit delinquency became a significant challenge for us, particularly in connection with the economic downturn in Brazil that began in October 1997. In late 1997, in order to minimize the impact of credit delinquency on our financial results, we began a program to strengthen our credit requirements policy and to decrease the number of days a customer can stay past due before blocking or disconnection. Until that point, disconnection generally would not occur until an account was 120 days past due. We moved to a 90-day past due disconnection policy in late 1997 and to a 60-day past due disconnection policy in early 1998. In the fourth quarter of 2000, we adopted a 30-day past due disconnection policy, and began temporarily blocking the signal of subscribers whose payments were at least five days past due. Once a subscriber is considered to be disconnected, we will send a representative to collect that subscriber’s set-top box. In order to further minimize credit delinquency effects, we have also enhanced our credit approval requirements and strengthened our collection processes.

Management of Churn

We calculate churn by taking the total number of net disconnected subscribers (excluding the temporarily blocked subscribers) for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnects in that period. Our annual churn rate has declined in 2003, as indicated in the table below:

Year	Churn Rate

2003	13.8%
2002	18.1%
2001	22.8%
2000	16.1%
1999	22.1%

During 2003, we continued to experience decreased churn when compared to 2001 and 2002 levels due to various factors, including (i) positive results from the implementation of a more selective screening process when determining whether to accept new subscribers; (ii) the use of retention islands, a program that utilizes skilled customer service representatives to target subscribers who may discontinue their subscription due to dissatisfaction with our service; (iii) the creation of a customer relationship marketing area to address possible conflicts between us and our customers that could result in churn; and (iv) a heightened focus on customer satisfaction by continuing to improve the performance of our customer service centers.

We rely on the following factors and initiatives to continue to limit our churn:

  our required credit reviews prior to accepting a new subscriber;

  the introduction of a targeted marketing program to further develop pay-television content;

  the improvement in the quality of our services;

  the exclusive programming content we receive through our affiliate Net Brasil; and

  the general lack of overbuilding of other cable systems in our service areas.

Piracy

All pay-television providers must develop effective methods to prohibit “piracy,” which refers to a household purposefully receiving the provider’s services without paying for them. We estimate that as of December 31, 2003, there were households equal to 4.7% of our homes passed receiving but not paying for our pay-television services compared to estimated piracy rates of 4.1%, 2.6%, 1.7% and 3.9% at December 31, 1999, 2000, 2001 and 2002, respectively.

Although the 4.7% estimated piracy rate experienced at year-end 2003 is greater than the estimated piracy rates seen in prior years, this higher rate may not reflect an actual increase in piracy or may reflect only a partial increase. In 2003, we began dedicating more resources to detecting and eliminating piracy. Such added vigilance has resulted in our ability to identify more cases of piracy than previously. The 4.7% estimated piracy rate for 2003, therefore, may reflect only our increased vigilance in identifying piracy rather than an actual increase in piracy itself.

Sales and Marketing

We have a centralized team responsible for overseeing the sales and the marketing of our six regions. In addition, we have dedicated marketing specialists for each region committed to building a detailed action plan for each of our main operations. We constantly monitor subscriber perception, competition, pricing and service preferences to increase our responsiveness to our subscribers.

Our long-term marketing objective is to increase our market penetration, subscriber loyalty and the growth in revenue per household. We expect that our subscribers will eventually come to view their cable connection as the best “pipeline” to the home. To achieve this objective, we are pursuing the following strategies:

  introducing new value-added services;

  designing our offerings to enable greater opportunity for subscriber entertainment and information choices;

  packaging product offerings to promote the sale of premium services and niche programming and to provide an attractive price/value relationship with our subscribers;

  targeting marketing opportunities based on demographic data, including a focus on Class A and B households for higher-end packages and value-added services, including broadband Internet service; and

  employing the “NET” and “Vírtua” brand names to promote subscriber awareness and loyalty.

To increase subscriber penetration and the level of services used by our customers, we use coordinated marketing techniques. During 2003, approximately 64% of our sales were made through our outsourced customer service centers. We also use a number of other methods to contact potential subscribers including telemarketing, the Internet, door-to-door sales and direct mail. Each of these marketing techniques focus on minimizing our cost of acquisition of new customers.

In addition, we have an ongoing marketing program in which we participate in community projects in areas in which we operate. One of these programs is “Net Educação” (Net Education), a broad social responsibility project emphasizing the training of public schoolteachers throughout Brazil. Net Educação was implemented in January 2004 and is backed by the United Nations Education, Scientific and Cultural Organization and the São Paulo State Education Secretary. Net Educação oversees the installation of pay-television stations in schools that join the project and provides academic support through an Internet portal (www.neteducacao.tv.br). Net Educação also transmits an educational program through one of our channels.

Competition

We provided service to approximately 38% of Brazil’s pay-television subscribers as of December 31, 2003. In addition to other pay-television providers, such as DBS, we compete with broadcast television and sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. We expect that new sources of competition, including pay-television providers, may emerge as a result of changing technology. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

The following describes our key sources of competition.

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 30 million urban television households as of December 31, 2003, according to ABTA. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals, which can be received by over 99% of Brazilian households with televisions.

DBS

DBS systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings. Unlike MMDS signals, which are transmitted locally, a DBS satellite “footprint” can be transmitted over large areas. Ku-Band DBS technology, which offers more channels and better picture quality than C-Band DBS technology, now accounts for 100% of all DBS service in Brazil.

As is the case with MMDS (described below), establishing a DBS system is less capital intensive than constructing a cable television network. This competitive advantage, however, may be offset by several factors. Among these is that DBS tends to entail higher monthly subscription fees than cable. In addition, DBS requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas.

Three DBS providers are currently operating in Brazil. Sky Brasil is the largest DBS operator in Brazil and second largest pay-television provider, with approximately 727,000 subscribers and a 20.6% market share in pay-television as of December 31, 2003. Sky Brasil offers Ku-Band technology to its subscribers and operates under the “Sky” brand. Galaxy Brasil Ltda. is the second largest DBS operator in Brazil, with approximately 415,000 subscribers as of December 31, 2003. Galaxy Brasil Ltda. offers Ku-Band technology under the “DirectTV” brand.

Cable Overbuilds

As of December 31, 2003, the Brazilian cable industry consisted of more than 50 cable operators in approximately 280 municipalities, serving an estimated 2.0 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets, such as São Paulo, our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in São Paulo, Curitiba and Florianópolis, where we compete with TVA; in Pelotas and Rio Grande, where we compete with Adelphia; and in Santos, where we compete with Canbrás. We also compete in Belo Horizonte with a small overbuilt network operated by W@y Brasil.

Our main cable competitor is TVA, which provides pay-television services using cable and MMDS technology. TVA provides cable service in the cities of São Paulo, Curitiba and Florianópolis. TVA has been providing pay-television services through cable and MMDS in the city of São Paulo since 1994. As of December 31, 2003, TVA’s operations accounted for 8.0% of pay-television subscribers in Brazil.

MMDS

Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. As of December 31, 2003, Pay-TV estimated that MMDS accounted for approximately 6.4% of pay-television services in Brazil. TVA is the leading MMDS operator in Brazil and provides MMDS services in São Paulo, Rio de Janeiro, and Curitiba. As of December 31, 2003, TVA’s MMDS operations accounted for 2.9% of pay-television subscribers and for 46.0% of MMDS subscribers in Brazil. We operate MMDS only in Recife, Curitiba and Porto Alegre. As of December 31, 2003, we accounted for 9.8% of all MMDS subscribers in Brazil.

Establishing an MMDS system is less capital intensive than constructing a cable television network. While this cost differential may give an MMDS operator some competitive advantage in providing pay-television services, this advantage may be offset by several factors. Among these is that MMDS generally requires a clear line-of-sight because microwave signals will not pass through obstructions. MMDS, therefore, can generally not be received in “shadowed” areas where microwave transmission is blocked by terrain, buildings or other physical objects, though sometimes blocked signals can be retransmitted by low-power repeaters that can send an otherwise blocked signal over a limited area. Moreover, MMDS has the disadvantages of limited channel capacity, lower reliability and lower quality of signal. In key cities such as São Paulo, Rio de Janeiro and Belo Horizonte, where there are a high concentration of tall buildings and topographical barriers, MMDS is at a disadvantage to cable.

Broadband

Broadband Internet access is currently being offered in Brazil primarily by telephone companies and cable television operators. The broadband service providers with which Vírtua competes include “Speedy,” which is a service offered by Telefonica; “BR Turbo,” which is a service offered by Brasil Telecom; “Velox,” which is a service offered by Telemar; and “Internet Rápida TVA,” which is a service offered by TVA. Telefonica competes with us in São Paulo, Santos, Campinas and Sorocaba; Brasil Telecom competes with us in Porto Alegre, Brasília, Florianópolis and Curitiba; Telemar competes with us in Rio de Janeiro and Belo Horizonte and TVA competes with us in São Paulo and Rio de Janeiro. As of December 31, 2003, Speedy had approximately 485,000 subscribers, Brasil Telecom had approximately 277,000 subscribers, Telemar had approximately 219,000 subscribers and TVA had approximately 19,000 subscribers.

Vicom

Two companies, Embratel and Telefonica, lead the data transmission market in Brazil. The remainder of the Brazilian data transmission market is divided between many smaller companies, most notably MetroRed and Pegasus. Embratel and Telefonica possess greater financial resources than we do, and they also have well established relationships with Brazilian corporations and businesses and a history of providing these corporations and businesses with communications services. Many of our smaller competitors are subsidiaries or joint ventures of foreign corporations that have significant financial resources and extensive experience providing similar communications services in other countries.

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

  35,616 kilometers of coaxial cable, of which 5,555 kilometers have fiber-optic capability;

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

We lease most of our office space, including our headquarters located in São Paulo which consists of approximately 3,200 square meters, and data processing equipment from third parties, and we rely on more than 3,000 ground-based satellite stations, which we lease from third parties. We generally own our service vehicles, data processing facilities and test equipment. We anticipate that, upon the expiration of any of our current leasing arrangements, we will be able to renew those arrangements or enter into alternative leasing arrangements at comparable costs.

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

For the Year Ended December 31, 2003
(in thousands)

US$

(Consolidated)
Provisions for Administrative and Judicial
Tax Proceedings	160,073
Provisions for Labor Proceedings	10,116
Provisions for Civil Litigations	5,694

Total	175,883

Administrative tax proceedings

The Instituto Nacional de Seguridade Social has brought actions against us and our subsidiaries Net São Paulo Ltda. and DR-Empresa de Distribuições e Recepção de TV Ltda. claiming we owe, in the aggregate, R$2.9 million (US$1.0 million), in respect of social security contributions. We have presented our defense and are awaiting for the judgment.

Actions have also been brought against us and our subsidiaries relating to amounts allegedly due with respect to income tax and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits. The most significant of such actions against our subsidiaries Net São Paulo Ltda. and Net Santos Ltda. are described below.

Net São Paulo Ltda. The Secretary of the Federal Internal Revenue Service, or Federal Internal Revenue, has brought an action against Net São Paulo Ltda. alleging that it has improperly treated as operational expenses the depreciation of ongoing installations and payments made with regard to royalties and technical assistance. The Federal Internal Revenue alleges that we have under-calculated our income tax basis, as well as the CSLL basis for the 1995, 1996 and 1997 fiscal years and owe approximately R$6.2 million (US$2.1 million). We have filed a defense with the Federal Internal Revenue and are awaiting its decision.

The Federal Internal Revenue has also brought an action against us claiming that Net São Paulo Ltda. has improperly deducted operational expenses related to (i) the acquisition of programming; (ii) discounts offered to subscribers; and (iii) foreign exchange variations. According to the Federal Internal Revenue, such undue deductions reduced the amount of the income tax and CSLL due with respect to the 1996 fiscal year in the approximate amount of R$1.8 million (US$623,000).

Net Santos Ltda. The Federal Internal Revenue has brought an action against us alleging that we treated the acquisition costs of fixed assets as an operational expense, which resulted in lower profits for the fiscal year ended on December 31, 1995. The Federal Internal Revenue claimed that we owed R$1.9 million (US$658,000) with respect to such taxes as a result. We filed a defense with the Federal Internal Revenue in 2003 and obtained a favorable decision. No payment has been required to be made with respect to this action.

The Secretary of the State of Rio de Janeiro Internal Revenue Service, or State Internal Revenue, has brought several actions against us claiming that we have excluded subscription fee payments from the ICMS tax basis. The aggregate amount allegedly owed by us is approximately R$17.0 million (US$5.9 million). In our defense, we argued that we adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue, which provides that subscription fee payments should not be deemed program-providing. Therefore, the subscription fee payments should not be considered as ICMS taxable income, which only applies to communication services.

Our subsidiary Net Rio received a tax assessment notice from the State Tax Authority in the amount of approximately US$21.5 million relating to the ICMS tax. The State Tax Authority has taken the position that as a result of delaying the payment of the ICMS tax during the period from September 2001 through October 2002, we lost its rate reduction benefit. Supported by the opinion of our external legal counsel, we have presented our defense to the State Tax Authority’s position. We believe that we have meritorious and substantial defense arguments. However, considering the risks involved, we have established a reserve in the amount of US$6.3 million for potential losses related to the assessment.

The Federal Public Administration has imposed a fine of R$7.7 million (US$2.7 million) on Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, a wholly owned holding company of ours, alleging Cabodinâmica owes federal corporate income tax, or IRPJ, and CSLL as a result of a loan transaction Cabodinâmica engaged in with Preferential Holdings Ltd. in 1998. At the time of the loan transaction, the IRPJ was imposed only on domestic transactions. Cabodinâmica has presented a defense against such fine on the basis that the loan transaction with Preferential Holdings Ltd. was not a domestic transaction, and Cabodinâmica is therefore exempt from paying the tax. In June 2004, the lower court ruled in favor of Cabodinâmica. This decision is subject to appeal.

The Federal Public Administration has imposed a tax assessment of R$25.3 million (US$8.8 million) on our subsidiary Net Rio, alleging that it owes corporate income tax, or IRRF, as a result of an alleged inter-company loan entered into between us and Net Rio. IRRF is generally only due if a loan is supported by a banking organization. Net Rio has appealed this tax assessment on the basis that it did not engage in an inter-company loan with us but, rather, transferred money to us on a non-loan basis. Net Rio is awaiting determination as to its appeal. We have made provisions in the amount of R$7.6 million (US$2.6 million) with resect to this tax assessment.

During 2003 and 2004, two actions were brought against us by The Federal Public Administration, each alleging that we failed to pay certain Contribuição ao Programa de Integração Social, or PIS, and Contribuição para Financiamento da Seguridade Social, or COFINS, taxes relating to wire transfers. The fines levied against us total approximately R$6.6 million (US$2.3 million). We have made provisions in the amount of R$332,000 (US$115,000) with resect PIS. We have not made any provisions with respect to COFINS.

Judicial Tax Proceedings

In 1999, several Brazilian municipalities, which contained at that time 57% of our subscribers, issued municipal decrees or laws, seeking collection of taxes for the use of public thoroughfares, including installation and passage of cables. The tax is assessed per meter of cable installed in the relevant municipalities and varies widely by municipality. The municipalities include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília and Campo Grande. These taxes apply to, among others, cable companies and telecommunication companies.

We have filed lawsuits in each of these municipalities to challenge the constitutionality and legality of this tax. In these lawsuits, we argue that (i) the tax intrudes upon the exclusive authority of the Brazilian federal government to legislate on telecommunications; and (ii) the legal nature of the tax is not that of a public price, fee or contribution, as defined under Brazilian law. We believe this municipal tax is unconstitutional since it is not included in the list of taxes within the jurisdictional authority of municipalities, as established in the Brazilian federal constitution.

Two lawsuits have already been decided in the lower courts. In Rio de Janeiro, we were released from any payment obligation in respect of this tax, while in São Paulo we were ordered to pay the tax retroactively.

We have already filed an appeal in São Paulo. We have not made any reserves for the payment of this tax, as it is probable that the final judgments resulting from these lawsuits will be favorable to us. The tax varies in each municipality but in aggregate would require monthly payments, on average, in an amount equal to R$1.04 (US$0.36) per meter of installed cable. We have approximately 18,561,000 meters of installed cable in the municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it as well. If our appeals fail and we are required to pay this tax, our operating results would be materially and adversely affected. In light of the existing precedent at the higher court level, all of which are in favor of our defense, we do not intend to, or forsee making, reserves for such tax assessment.

The Imposto Sobre Serviços, or ISS, is a tax levied by municipal governments on revenues derived from the provision of services. The Municipality of São Paulo brought an action against us claiming that we owed ISS of approximately R$1.3 million (US$450,000) for the 1994 and 1995 tax years for installation and equipment assembly services. We are defending against this action.

Similar lawsuits relating to the ISS tax have also been brought against us in Rio Grande do Sul, Minas Gerais, São Paulo, Santa Catarina, Goiás and the Federal District.

We have brought actions to dispute income tax retained on earnings under our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of R$36.4 million (US$12.6 million) on those transactions. Of that amount, R$11.6 million (US$4.0 million) has been deposited into court.

We have filed lawsuits challenging the 1988 law that expanded the calculation base for the PIS, and the COFINS, to include all gross revenues (rather than gross revenues earned in respect of services rendered, as had been the case previously), and that increased the rate for COFINS. We claim that the federal government improperly exceeded its taxing authority when it attempted to broaden the calculation base for PIS and COFINS because this calculation base is not consistent with the concept of income as defined in the Federal Constitution and that the COFINS rate increase was invalid as a discriminatory tax because it permitted taxpayers that paid certain social taxes on profits to claim credits against the increased liability. As a result of our having deposited with the applicable court the amounts in dispute, our obligation to pay the increases in PIS and COFINS has been suspended in several of these lawsuits. Although Brazil’s Supreme Court has not yet decided this question, several favorable decisions have been issued by lower courts. We have made judicial deposits in the amount of R$61.0 million (US$21.0 million) and provisions in the amount of R$104.0 million (US$36.0 million) in respect of these lawsuits.

We have presented a defense against a federal tax assessment notice in the amount of US$7.3 million. This assessment is due to a difference in the way we and the State Tax Authorities classify analogical decoders for use in pay-television systems. Management has established a reserve of US$3.15 for losses related to this matter.

Our subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities suspending the previously approved benefit of payment of their ICMS tax debt in installments as a result of the delay in the payment of certain installments. We have presented a defense against the assessments and have made a reserve in the amount of US$3.6 million for losses related to this matter.

Civil Litigation

Increase in monthly subscription rates

There have been 11 lawsuits filed against our subsidiaries as a result of increases in monthly subscription rates beginning April 1999. Six of these lawsuits have been brought in the State of São Paulo. The remaining five lawsuits have been brought in some Brazilian cities and against one or more of our operations, as follows: one lawsuit filed in the City of São Paulo; one lawsuit filed in Campo Grande; one lawsuit filed in Belo Horizonte; one lawsuit filed under a jurisdiction encompassing the towns of Florianóplis, Joinville, Criciúma, Chapecó and Blumenau; and one lawsuit filed in the cities in which our subsidiaries Net Sul, Horizonte Sul Comunicações Ltda. and DR — Empresa de Distribuições e Recepção de TV Ltda. operate. All 11 lawsuits have been filed by state or federal public attorneys ministries or by consumer protection organizations.

The plaintiffs in each lawsuit allege that the increases in monthly subscription rates, which became effective in April 1999, were abusive and unjustified and violate the principles of the Brazilian Consumer Defense Code and the legal rule applicable to price adjustment. The plaintiffs argue that the increases were illegal, that the amounts paid should be reimbursed to subscribers and that the clause in our standard subscription contract, which provides for an increase in monthly subscription rates in the event that the cost of providing services increases, should be declared null and void.

We made a provision of R$1.9 million (US$657,000) for two of the six lawsuits brought in the State of São Paulo; namely, for a lawsuit brought against Net Sorocaba Ltda. and a lawsuit brought against Net São Paulo Ltda. The lower courts ruled against us in each of these two lawsuits. We have appealed these judgments. No provisions have been recorded for the five other lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our operating results would be materially and adversely affected.

In addition to the above lawsuits, a lawsuit was brought in 1999 by the Attorney General for the State of Rio de Janeiro against our subsidiary Net Rio concerning the legality of certain clauses in our standard subscription contract used by Net Rio, including a clause that provided for unilateral increases in monthly subscription rates. Net Rio complied with the Attorney General’s request and modified its subscription contract. As a result, the Attorney General has ceased all legal action against Net Rio with regards to this matter.

Lease and use of utility poles

In 1999, our subsidiary Net Rio brought an action against Light Serviços de Eletricidade S.A., or Light, the electricity supplier in Rio de Janeiro. Net Rio petitioned for the deposit into court of an amount that it believed was owed to Light for the use of Light’s electricity poles. The lower court granted the petition on the grounds that Net Rio was duly performing its obligations. The decision was affirmed on appeal. As of December 31, 2003, the total amount deposited into court was approximately R$7.3 million (US$2.5 million). In April 2004, we reached an agreement with Light, whereby Light agreed to accept the amount deposited into court and to reduce its pole rental fees in the future.

In general, we lease and use electric utility poles. Most of our subsidiaries have brought actions to review and reduce the amounts charged for the leasing of such poles. The most significant of these actions relates to our subsidiary Net São Paulo Ltda., whereby in the first quarter of 2004 we obtained a favorable decision that resulted in a significant reduction in the pole rental fee.

ECAD settlement

In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association (including separate suits against Net Serviços and each of our cable operating subsidiaries). ECAD is an organization that acts as the legal representative of artists and authors in collecting and distributing royalty payments due to them from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties.

In February 2001, we entered into a settlement agreement with ECAD with respect to all of the lawsuits against us and our operating subsidiaries. The settlement provided that the agreement would expire in December 2003, and beginning in January 2004, we would therefore have to pay to ECAD a monthly amount to be negotiated.

In January 2004, we entered into negotiations with the ECAD regarding the montly amount to be paid to ECAD under the settlement agreement. However, we have been unable to reach an agreement with ECAD. ECAD is seeking a payment equal to R$0.88 per subscriber per month. We have agreed to pay R$0.64 per subscriber. In May 2004, ECAD ceased negotiating with us and filed a lawsuit against us alleging that we should be paying R$0.88 per subscriber. We are defending against such lawsuits and decided to deposited in court the lower amount per subscriber per month.

Labor Proceedings

We and our subsidiaries are party to approximately 1,307 judicial labor proceedings. We estimate that the total contingency with respect to these labor-related proceedings for which we and our subsidiaries are responsible is approximately R$29.2 million (US$10.1 million) and have established a provision in this amount. The majority of these claims relate to (i) overtime payment and (ii) recognition of an employment relationship with us and for amounts resulting from such employment relationship, made by employees of service companies.

Various employees in the sales and telemarketing sector have brought labor claims against us for payment of overtime on the grounds that their time worked was not recorded. Since their work is performed off company premises, we do not record their hours worked. In the great majority of these cases, the former employees have been successful.

We and our subsidiaries have engaged service companies to perform certain installation and maintenance tasks. In connection with these services, we and our subsidiaries have been ordered to pay claimants all the benefits usually granted to formally employed personnel and to pay any debts to claimants arising out of illegal practices adopted by their employers.

Other

Unibanco

In December 2002, Unibanco filed a collection suit against us with the Central Civil Court of São Paulo with respect to amounts outstanding under a loan facility we entered into with Unibanco on August 26, 2002. The amount sought under this claim totals approximately R$72.2 million (US$25.0 million). The Central Civil Court of São Paulo ordered the pledge of certain of our assets as security for this loan. To date, Unibanco is the only creditor who has filed a collection suit against us. However, we cannot assure you that our other creditors will not file similar suits against us in the future.

Each creditor that is party to a commitment letter regarding the restructuring of our debt has agreed that for so long as the term sheet relating to the restructuring is in effect, that it will not take any action to collect its respective credits against us, either through court or administrative proceedings or enforcement or collateral. Unibanco is party to the commitment letter, and thus has agreed to suspend its collection suit against us.

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

Law No. 8,977 and Decree No. 2,206 also limit the use by a cable operator of its channels devoted to unrestricted programming. A cable television operator may not (i) impose conditions that result in participation in the control or require any financial interest in the entity providing programming; (ii) compel the programming entity to provide for exclusivity rights as a condition to the programming agreement; or (iii) restrict the unaffiliated programming entity’s market competition capacity. Further, a cable television operator may acquire programming produced outside of Brazil only through a company located in Brazil. Cable television operators are also required to offer at least one channel consisting exclusively of independently produced Brazilian motion pictures and features. Decree No. 2,206 also specifies that cable system operators should make available to subscribers, upon their request and at their expense, a device that blocks reception of certain subscription programming.

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

On July 16, 1997, Congress approved Law No. 9,472, known as the General Telecommunications Law, or LGT, which provided the legislative framework and is the basis for telecommunications regulation in Brazil. The LGT governs the regulation of all telecommunications services, with the exception of radio and television broadcasting services.

The adoption of the LGT, as well as the privatization of fixed line telephone and cellular services, has led to sweeping changes in the operating, regulatory and competitive environments of the Brazilian telecommunications sector. The changes include: (i) the establishment of an independent regulator, ANATEL, and the development and implementation of comprehensive regulation for the telecommunications sector; (ii) the break up of the previously existing state-owned telephone monopoly; and (iii) the introduction of prevalent competition in the rendering of all telecommunications services.

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

Deregulation of the Telecommunications sector in 2002

The deregulation of the telecommunications sector set forth in PGO and regulated by Anatel Resolution No. 283, dated November 29, 2001, overturned the restriction which limited the number of fixed-telephone operators allowed to operate in the concession areas. Such Resolution encouraged greater competitiveness in the telecommunications sector. As a result of such deregulation, the fixed-line telephone operators, after satisfying certain requirements, can obtain new licenses and own capital stock of companies authorized by Anatel to offer other telecommunications services, such as cable television services.

In connection with the cable television services, although the PGO permits the fixed-line telephone operators to provide other telecommunications services, they are still subject to certain limitations. The concession agreement among União Federal and the fixed-line telephone operators prohibits such operators from providing cable television services or owning interests in cable television operators in the same Commuted Fixed-Line Telephone Services concession areas. The exception to this rule is that they may provide such cable television services and the like in such areas when there is a clear of lack of interest of other private companies in the bidding announcement for the cable television services operation in that area.

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

The SCM is a fixed telecommunication service rendered for the collective interest on a domestic or international basis, excluding fixed telephone, Mass Electronic Communication Services (cable television, MMDS and DTH), and Broadcast Service. According to Resolution No. 272, SCM providers can offer their services to any residential subscriber. Therefore, cable television operators could request an Anatel authorization to offer SCM and then offer high speed cable data service, not only to their cable television subscribers, but to any user of this service located in the licensed area of the cable television operator.

SUMMARY ORGANIZATIONAL CHART
(ownership figures represent total economic interests (not voting power) as of March 31, 2004)

Corporate Structure

We are the largest pay-television operator in Brazil. As such, we conduct our cable television and related activities through a group of 29 operating companies that we have acquired and developed over the past decade. In addition, we are controlled by Globopar and the Marinho family and, as such, are part of Organizações Globo, the largest media group in Brazil. Globopar’s ownership interest in us is subject to a shareholders’ agreement with several other shareholders who, with Globopar, collectively own 98.2% of our common shares. The chart on the preceding page illustrates our corporate structure and our relationship with Globopar and our other shareholders.

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

Our controlling shareholders are Distel, which was previously named Globo Cabo Holding, S.A., and Roma Participações Ltda., or Romapar. As of March 31, 2004, Distel owned 32.1% of our common shares and 3.7% of our preferred shares, representing 15.3% of our total capital stock, and Romapar owned 36.2% of our common shares and 20.9% of our preferred shares representing 27.2% of our total capital. Distel is 100% owned by Globopar, and Romapar is 100.0% owned by Globopar. Globopar also directly owns 7.2% of our preferred shares representing 4.3% of our total capital. Globopar is controlled by the family of Mr. Roberto Irineu Marinho, the Chairman of our board of directors. The Marinho family, thereby, indirectly controls 68.4% of the voting power of Net Serviços.

Ownership of Net Serviços

As of March 31, 2004 our shareholders were:

  RBS, a media concern operating in southern Brazil, and its affiliates, Zero Hora Editora Jornalistica S.A., or Zero Hora, and RBS Interativa S.A., or RBS Interativa. Zero Hora owned 0.3% of our preferred shares, RBS Interativa owned less than 0.1% of our preferred shares and RBS directly owned 6.8% of our common shares and 1.6% of our preferred shares, together representing ownership of 3.9% of our total capital stock.

  Bradesplan, a wholly owned subsidiary of Bradespar, an investment vehicle under common control with Banco Bradesco S.A. Bradesplan owned 15.8% of our common shares, representing 6.4% of our total capital stock.

  BNDESPar, a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES. BNDESPar owned 7.3% of our common shares and 31.2% of our preferred shares, representing 21.4% of our total capital stock.

  Globopar, which holds shares directly and indirectly through Distel and Romapar, owned 68.4% of our common shares and 31.8% of our preferred shares, representing 46.8% of our total capital stock.

  The public, which owned less than 2.0% of our common shares and 35.0% of our preferred shares, representing 21.5% of our total capital stock.

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

Set forth in the table below is a list of our direct and indirect operating subsidiaries as of March 31, 2004:

Name of Subsidiary	Direct Interest	Total Interest

	%
Multicanal Telecomunicações S.A	86.00	100.00
Net Belo Horizonte Ltda(1)	100.00	100.00
CMA Participações S.A	50.67	97.26
Net Brasília Ltda.(1)	100.00	100.00
Net Rio S.A	100.00	100.00
Net Recife Ltda.(1)	100.00	100.00
Net São Paulo Ltda	97.87	100.00
Net Campinas Ltda.(1)	100.00	100.00
Net Indaiatuba Ltda.(1)	100.00	100.00
Net São Carlos S.A.(1)	100.00	100.00
Net Franca Ltda.(1)	100.00	100.00
Net Sul Comunicações Ltda.(1)	100.00	100.00
Vicom Ltda(1)	100.00	100.00
TV Cabo e Comunicações Jundiaí S.A	50.00	50.00
Net Brasil S.A	40.00	40.00
Horizonte Sul Comunicações Ltda.(2)	-	100.00
DR — Empresa de Distribuições e Recepção de TV Ltda.(2)	-	100.00
Net Paraná Comunicações Ltda.(2)	-	100.00
Net Joinville Ltda.(2)	-	100.00
Net Florianópolis Ltda.(2)	-	100.00
Net Curitiba Ltda.(2)	-	100.00
Net Maringá Ltda.(2)	-	100.00
Americapar Participações Ltda.(2)	-	100.00
Net Arapongas Ltda.(2)	-	100.00
TV Cabo Criciúma Ltda.(2)	-	60.00
Net São José do Rio Preto Ltda.(3)	-	100.00
Net Piracicaba Ltda.(3)	-	100.00
Net Ribeirão Preto S.A.(3)	-	100.00
Net Baurú Ltda.(3)	-	100.00
Net Goiânia Ltda.(3)	-	100.00
Net Anápolis Ltda.(3)	-	100.00
Net Campo Grande Ltda.(3)	-	100.00
Net Sorocaba Ltda.(3)	-	100.00
Reyc Comércio e Participações Ltda.(3)	0.50	100.00

(1)	Distel Holding S.A. holds one share.
(2)	Held through Net Sul Comunicações Ltda.
(3)	Held through Multicanal Telecomunicações S.A.

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

Overview

We are the largest operator of pay-television in Brazil, based upon number of subscribers and homes passed. Our network currently operates in major cities located throughout Brazil, including five of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. Currently, our principal business is providing pay-television services, including cable television under the “NET” brand name, pay-per-view programs and broadband Internet service under the “Vírtua” brand name. We also offer corporate data transmission services through our subsidiary, Vicom. On November 4, 2003, we entered into an agreement with Comsat International for the sale of Vicom. Negotiations regarding the sale of Vicom are still taking place. See “Item 4. Information on the Company— Business Overview.”

Since 2001, our financial condition and results of operations have been significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of the Brazilian real against the U.S. dollar. Because all of our revenue is denominated in reais, the depreciation in 2001 and 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant dollar-denominated debt service.

We initially responded to these developments through a recapitalization, completed in the third quarter of 2002, in which our major shareholders converted certain debt obligations and subscribed for new equity shares in an aggregate amount of approximately R$1.2 billion (US$387.4 million, using an exchange rate of R$3.0979 = US$1.00, the exchange rate as of the date of the closing of the public distribution of shares). The recapitalization included a Brazilian offering of common and preferred shares and an international placement of preferred shares. We issued an aggregate of 707,182,199 common and 1,040,584,048 preferred shares, at a price of R$0.70 per share, in connection with the recapitalization, hence increasing our equity and reducing our debt. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Financing Arrangements with Affiliates” for a discussion of the recapitalization.

However, as a result of the continuing depreciation of the real against the U.S. dollar and high real interest rates in the second half of 2002, we determined that despite the recapitalization we would be unable to meet our interest and scheduled principal payments in the near and medium term. As a result, we ceased to pay interest or schedule principal on our financial debt in December 2002, and in early 2003 commenced negotiations with various of our lenders and debt holders with regard to a restructuring of our debt facilities and instruments. The goals of these negotiations, which are still taking place, are to strengthen our capital structure in order to reduce our refinance risk and to allow us to grow our operations. We are seeking, among others things, to reduce our near term debt-service obligations to levels that can be serviced with operating cash flows, limit the impact of future exchange rate volatility by reducing the amount of our dollar-denominated debt, amend certain financial and other covenants in our debt facilities and instruments and establish a fully-funded business plan for the medium term. See “Item 4. Information on the Company—Recent Developments.”

We have taken a number of additional steps in response to the adverse economic developments noted above. In order to reduce the impact of exchange rate variations on programming fees, during 2003, we entered into negotiations with our programmers, through Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S dollars, thereby reducing the impact of exchange rate fluctuations on our programming costs. We have already entered into definitive agreements with programmers representing approximately 67% of our total programming costs, and as of March 31, 2004, programmers representing approximately 95% of our programming costs, were accepting payment as if the programming costs were contractually fixed in reais instead of in U.S dollars. This has had a positive impact on our financial performance for 2003 and for the first quarter of 2004. We cannot assure you that agreements will be reached with each of our programmers so that we are charged for programming in reais instead of in U.S dollars.

In 2003, we reduced our capital expenditures compared to 2002 levels, due to a more targeted investment strategy. Going forward, we expect to slightly increase our level of capital expenditures in 2004 and 2005 above the level that was committed in 2003 by targeting our investments toward areas that will support our growth.

During 2002, due to weakness in our business and liquidity position, we deferred to 2003 a significant amount of payments due to equipment suppliers and to 2004 and 2005 a significant amount of payments due to programmers. We paid all deferred fees to equipment suppliers during 2003. We started paying deferred programming fees to programmers in January 2004. We plan to pay off the remainder of the deferred programming fees by the end of 2005.

Our consolidated financial statements included elsewhere in this Form 20-F have been prepared under the assumption that we will continue as a “going concern.” However, continuing adverse conditions in the general economic environment and the effect of those conditions on our business have had a negative impact on our cash flows and results from operations and therefore on our ability to make scheduled principal and interest payments on our debt. Due to the fact that we have not made any interest or principal payments on our outstanding indebtedness since prior to December 2002 and that there can be no assurance that the results of the current negotiations with our various lenders and debt holders regarding the restructuring of such indebtedness will be successful, there is substantial doubt about our ability to continue as a “going concern.” Our ability to continue as a “going concern” is dependent upon, among other things, the satisfactory conclusion of our debt restructuring and our ability to generate sufficient cash from operations and financing arrangements to meet our obligations. If the “going concern” basis was not appropriate for our consolidated financial statements, then significant adjustments might be necessary in the carrying value of assets and liabilities, the revenues and expenses reported, and the balance sheet classifications used.

For a discussion of these and other steps we have taken to address our financial condition as well as details of our outstanding debt, see “—Liquidity and Capital Resources.”

Critical Accounting Policies

The Securities and Exchange Commission, or SEC, considers an accounting policy to be critical if it is important to the company’s financial condition and results and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accouting policies have been determined and reviewed by our management. We have the following accounting policies that are most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 3 to the accompanying consolidated financial statements.

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

We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We accrue reserves for legal proceedings that our subsidiaries and we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our internal and external legal advisors. Reserve balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

Impairment of Goodwill

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, on January 1, 2002 we ceased to amortize goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, we are required to perform an annual impairment review of our goodwill from 2002.

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

During 2002, we completed the required tests for goodwill and indefinite lived intangible assets. We established four reporting units for the purposes of this evaluation. These tests indicated that an impairment loss must be recognized at the goodwill from both the Net Sul and Vicom acquisitions. The evaluation process was validated and the assumptions and procedures in the model were considered acceptable and properly constructed by our external consultants.

Our annual impairment analysis, which was performed during the fourth quarter 2003, did not result in an impairment charge for 2003.

Depreciation and Impairment of property and equipment

At December 31, 2003, the carrying value of our property and equipment and other cable related long-term assets, net totaled $374.7 million, which represents 46.7% of our total assets. This carrying value includes costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives. We depreciate our cable assets using the straight-line method over an eight-year estimated remaining economic useful life of the assets, resulting in an 8.3% depreciation rate. In 2002, we changed the estimated useful lives of our cable plant to reflect our evaluation of the positive impact of new services that could be provided through our cable network, in conjunction with industry practice.

Changes in circumstances such as technological advances, changes to our business model or changes in our capital and investment strategy can result in the actual useful lives differing from our estimates, leading management to revise useful lives that can be shortened for certain asset categories and extended for others depending on technological decisions made by us. Set top boxes are an example of an asset item subject to significant technological changes. On the other hand, new set top boxes associated with new equipment allowing signal compression may allow us to provide new value added services and extend the remaining useful lives of our fiber optic assets. In those cases where we determined that the useful life of property and equipment should be reviewed, we would depreciate the net book value over its revised remaining useful lives thereby increasing or decreasing depreciation expenses. The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted cash flows generated from such assets, an impairment loss would be recognized for the amount that the carrying value exceeds its fair value. We believe that no impairment of fixed assets existed as of December 31, 2003 and 2002.

Following the upgrades made to the cable plant in connection with building a two-way communication so as to allow the introduction of our broadband Internet service, we performed a study of the estimated useful lives of specified items of our cable transmission network. Our management, based on an external independent-study, decided to revise the estimated economic useful lives of specified asset categories, as of January 1, 2002. Accordingly, the depreciation rate of the net book value of the following items has been revised as follows:

		Revised 2002 useful
Description	Prior to 2002	life

Cable network	5 - 8	12 -15
Optic fiber	10	15
Decoders	8	10
Cable modem	8	10

Deferred Sign-on and Hook up FeeRevenue and Related Direct Selling Expenses

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

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interests Entities,” or FIN 46. The objective of FIN 46, as revised in December 2003, is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, we do not expect the adoption of FIN 46 to have a material impact on our consolidated financial statements.

Sources of Revenues

When our cable television systems began operations, the revenues from sign-on and hook-up fees represented the most significant portion of our net revenues, as we were growing rapidly from a small existing subscriber base. As our subscriber base has grown in relative terms, aggregate monthly subscription fee revenues have increased significantly, while sign-on and hook-up revenues have declined significantly. The combination of these two trends has changed our mix of revenues, such that monthly subscription fee revenues have become the dominant portion, and sign-on and hook-up fee revenues constitute a relatively minor percentage, of our net revenues.

  Subscription fees. We charge subscribers to our cable television services a monthly fee for cable programming services. Subscription fees are recorded in the month the service is provided. They are also denominated in reais and adjusted for inflation on an annual basis. Substantially all of our revenues come from these monthly subscription fees. As of December 31, 2003, 47.0% of our subscribers were enrolled in the Advanced package, which is the costliest of our available programming packages.

  Sign-on and hook-up fees. We also charge subscribers a fee for the installation of the equipment and the connections necessary to receive our cable television service. Sign-on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees are amortized to revenue over ten years, which represents the estimated average period that we expect subscribers to remain connected to our cable network.

  Pay-per-view fees. In addition to subscription fees for our programming packages, we charge separate fees for specific pay-per-view programs, such as sporting events, musical concerts by national and international artists and movies.

  Internet access charges. We charge subscribers to our Vírtua broadband Internet service a monthly fee. As of December 2003, we had over 91,400 Vírtua subscribers.

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

During the second half of 2004, we plan to begin to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. Digital cable will provide subscribers with additional programming options and services, such as near video-on-demand. We do not expect material revenues from digital cable services during 2004 and 2005.

Operating expenses

Our most significant operating expenses are:

  Programming purchase costs. Programming purchase costs consist of (a) programming fees paid by our operating subsidiaries through Net Brasil, which is owned 40% by us and indirectly owned 60% by Globopar, to Brazilian and international programmers, including Globosat, which is wholly owned by Globopar, and (b) additional service fees paid to Net Brasil. Historically, these costs have varied with our total number of subscribers and the number of subscribers for our various programming packages. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby Net Brasil’s role in acquiring programming for us has been altered. The amended and restated agreement modifies the way we obtain our programming and the fees we pay to Net Brasil to obtain such programming. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.” The programming fees we must pay are generally highest with respect to our Advanced programming package. The amounts charged to us under our programming agreements have historically been denominated in U.S. dollars. Such amounts are then converted to reais as of the date of invoice. During 2003, we entered into negotiations with our programmers, through Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S dollars, thereby reducing the impact of exchange rate fluctuations on our programming costs. Negotiations with some of our programmers are still taking place. We have already entered into definitive agreements with programmers representing approximately 67% of our total programming costs, and as of March 31, 2004, programmers representing approximately 95% of our programming costs, were accepting payment as if the programming costs were contractually fixed in reais instead of in U.S dollars. This has had a positive impact on our financial performance for 2003 and for the first quarter of 2004. We cannot assure you that agreements will be reached with each of our programmers so that we are charged for programming in reais instead of in U.S dollars. See “Item 4. Information on the Company—Pay-Television—Programming Sources” for a discussion of our programming arrangements.

  Infrastructure costs. Infrastructure costs include expenses for utility pole rentals, electricity, maintenance and other costs that increase as a function of the development of our network. Infrastructure costs also include costs in our customer service, management, billing and information systems.

  Depreciation of cable network. Due to the investments we have made in our cable and broadband networks, and the increased size of our network resulting from the Net Sul acquisition in September 2000, we face significant annual depreciation costs. Depreciation costs relating to our network were US$59.8 million and US$37.3 million in 2002 and 2003, respectively. Our depreciation costs are affected by changes in the real–U.S. dollar exchange rate. We maintain all accounting records in our functional currency-reais, and we translate the amounts to U.S. dollars for reporting purposes. An increase in the foreign exchange rate (i.e., a depreciation of the real) will result in lower depreciation amounts when expressed in U.S. dollars. See “—Depreciation and Amortization.”

Depreciation and Amortization

We depreciate our cable network and fiber optic cable assets using the straight line method, over the estimated economic useful life of the assets. In 1998 and 1999, we used an estimated economic useful life of 5 years for both our cable network and fiber optic cable, which resulted in a 20% annual depreciation rate in respect of such assets. In 2000 and 2001, we used an estimated useful life of 8 years for our cable network and 10 years for our fiber optic cable, resulting in annual depreciation rates of 12.5% and 10%, respectively. Since January 1, 2002, in view of technological advances that permit us to provide a greater range of value-added services through our network, as well as improved network maintenance techniques, we have used an estimated useful life from 12 to 15 years for our cable network and 15 years for our fiber optic cable, resulting in annual depreciation rates from 8.3% to 6.7% and 6.7%, respectively.

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

In October 1999, the National Tax Policy Council issued Agreement No. 57/59, to which all of the states in which our cable subsidiaries operate, except Rio Grande do Sul, have adhered. Agreement No. 57/59 authorized a reduction in the basis of the ICMS tax as applied to providers of subscription television services. Based on Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, and is 10% from January 1, 2001 onward. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this legal dispute, we have fully accrued and paid into escrow amounts at the rates of 7.5% for 2000 and 10% for 2001, 2002 and 2003. We include the ICMS tax in the subscription fees payable by our subscribers, including the 12% rate for subscribers in Rio Grande do Sul.

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

EBITDA

We present adjusted EBITDA in this Form 20-F because it is used in the financial maintenance covenants under some of our debt facilities and instruments. See “—Debt Financing” for a discussion of the financial covenants related to our debt facilities and instruments.

We calculate adjusted EBITDA in the manner defined in our debt agreements. Adjusted EBITDA represents the sum of: (a) net loss; (b) financial expense, net; (c) income tax benefit (expense); (d) depreciation and amortization; (e) non-recurring severance charges; (f) loss on translation, net; (g) monetary indexation expense, net; (h) gain (loss) on exchange rate, net; (i) other non-operating expenses, net; (j) minority interest; and (k) equity loss of investees (i.e., companies in which we have between a 20% and 50% equity interest). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Adjusted EBITDA does not represent funds available for dividends, reinvestment or other discretionary uses. Because adjusted EBITDA is not determined in accordance with U.S. GAAP, adjusted EBITDA as calculated and reported by other companies may not be comparable to adjusted EBITDA as calculated and reported by us.

The following table reconciles adjusted EBITDA to our net income (loss) for the past five fiscal years:

Net Serviços de Comunicação S.A. Reconciliation of Adjusted EBITDAFor the Year Ended December 31,

	Actual 1999	Actual 2000	Unaudited Pro Forma 2000(1)	Actual 2001	Actual 2002	Actual 2003

	(U.S. dollars in thousands)
Adjusted EBITDA	US$ 88,313	US$ 108,696	US$ 125,051	US$ 121,421	US$ 70,464	US$ 101,461
Financial expense, net	(98,478)	(64,517)	(84,738)	(114,245)	(154,675)	(108,837)
Income tax benefit (expense)	(1,444)	(6,500)	(6,764)	(1,385)	(4,385)	(5,089)
Depreciation and amortization	(175,180)	(189,112)	(256,760)	(226,148)	(78,692)	(66,183)
Non-recurring severance charges	0	0	0	(4,390)	0	0
Loss on translation, net	0	0	0	0	0	0
Monetary indexation expense, net	(44,602)	(34,837)	(34,212)	(39,699)	(26,004)	(3,532)
Gain (loss) on exchange rate, net	(70,749)	(27,582)	(33,977)	(85,480)	(134,016)	40,014
Other non-operating expenses, net	(2,147)	(7,882)	(6,443)	508	(372,540)	(2,721)
Minority interest	0	124	146	(19)	5	64
Equity loss of investees	(20,739)	(724)	(724)	(36)	(1,162)	(580)
Net loss	US$ (325,026)	US$ (222,334)	US$ (290,590)	US$ (349,473)	US$ (701,005)	US$ (45,403)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Exchange rate variations historically have affected and will continue to have multiple effects on our results of operations. Our statements of operations expressed in local currency are translated to U.S. dollars at the average exchange rate for the period. The current period dollars in the statements of operations will be increased at the same rate as the real appreciated in relation to the U.S. dollar over the period in question.

Subscription revenues

Subscription revenues consist of monthly subscription fees paid by pay-television subscribers. These revenues increased by 3.4% to US$448.3 million in 2003 from US$433.5 million in 2002. The increase was principally due to the increase in monthly subscription fees that took place during 2003. The average revenue per subscriber in U.S. dollars increased by 6.1% in 2003 compared to 2002.

Sign-on and hook-up fee revenues

Sign-on and hook-up fee revenues decreased by 4.8% to US$8.8 million in 2003 from US$9.3 million in 2002. This decrease was primarily due to the higher sales of the loyalty plan, a program whereby we waive the hook-up fee for pay-television and broadband Internet service subscribers who commit to at least a 12-month subscription.

In accordance with U.S. GAAP, we defer and amortize over a period of 10 years that portion of sign-on and hook-up fee revenues that exceeds related direct selling expenses. This deferral reduces reported revenues as compared with cash flow generated by operations. On the other hand, reported revenues in subsequent periods are increased by the amortization of deferred sign-on and hook-up fees.

Telecommunication service revenue

Telecommunication service revenue consists of revenue representing monthly fees we receive from corporate customers for data transmission services we offer through Vicom. Telecommunication service revenue increased by 4.1% to US$19.1 million in 2003 from US$18.3 million in 2002 due primarily to the completion of the Federal government’s engineering project implementation, the update of the workstations of one of our major customers, the higher number of operating stations and the increase in repair services. We began offering telecommunication services to corporate customers in the third quarter of 2000, following our acquisition of Vicom in July 2000.

Other services

Other services revenues consist of revenues from pay-per-view, monthly subscription fees paid by subscribers to our broadband Internet service, Vírtua, sales of our programming guide, programming package upgrades, technical support services and disconnection/reconnection services. Revenue from other services increased to US$27.2 million in 2003 from US$26.9 million in 2002. This increase was primarily due to higher revenues from our pay-per-view and broadband Internet services.

A substantial part of our pay-per-view revenues each year are derived from our transmission of the state and national soccer championships. As the dates of these championships change from year to year, our pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded during the periods in which these events take place.

We introduced a new strategy for broadband Internet service during 2003, increasing our investment in this segment. As a result, broadband Internet service revenues rose to US$17.9 million in 2003, an increase of 35% above 2002 revenues of US$13.2 million. This increase was primarily due to an increase in our Vírtua subscriber base. Gross sales in broadband Internet increased 181%, when comparing 2003 to 2002, principally due to added promotions. See “Item 4. Information on the Company—Our Services.”

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

  a federal tax related to the PIS that is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services;

  the COFINS, a federal social security tax that is levied at a rate of 3% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services; and

  the Fundo de Universalização dos Serviços de Telecomunicações, or Fust, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or Funttel, which are computed based on gross service revenues, excluding canceled sales and other taxes over this same base, and which are levied at the rates of 1.0% and 0.5%, respectively.

Taxes and other deductions from revenues are directly linked to our volume of subscription sales. In 2003, services and other taxes totaled US$93.8 million, an increase of 11.0% compared to US$84.5 million in 2002. This increase was primarily due to an increase in taxes resulting from higher revenues and to the collection of Fundo Estadual de Combate à Pobreza in Rio de Janeiro, a Rio de Janeiro State social tax, the objective of which is to reduce poverty. This tax began being imposed in January 2003.

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

In 2003, programming expenses totaled US$135.6, a decrease of 6.2% compared to US$144.5 million recorded in 2002. This decrease was primarily due to the success of the negotiations of our programming costs with our programmers. See “Overview” above. As a percentage of net operating revenues, programming and other direct operating costs decreased to 55.1% in 2003 compared to 58.3% in 2002.

Other direct operating costs decreased by 0.8% to US$90.1 million in 2003 compared to US$91.0 million in 2002. Savings regarding negotiations of our program guide and Monet magazine costs were partially offset by other direct operating costs such as pole rental and network maintenance expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 12.2% to US$80.2 million in 2003 from US$91.3 million in 2002. The decrease was primarily due to our provision for contingencies in the amount of US$18.9 million in 2002. As a percentage of net operating revenues, selling, general and administrative expenses decreased from 22.6% in 2002 to 19.6% in 2003.

Depreciation and amortization

During 2003, depreciation and amortization expenses totaled US$66.2 million, a decrease of 15.9% compared to the US$78.7 million recorded in 2002. This decrease was primarily attributable to certain pre-maturity items, totaling US$6.0 million, which were 100% amortized during 2003.

Monetary indexation expense, net; Gain (loss) on exchange rate, net

Monetary indexation expense, net, consists of monetary correction charges on real-denominated debt, which represented approximately 36.7% and 32.1% of our total debt in 2003 and 2002, respectively. As described below under “—Liquidity and Capital Resources—Debt Financing,” our real-denominated debt includes convertible debentures, of which the principal amounts are adjusted periodically based on the IGP-M inflation index, a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide.

Gain (loss) on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt, which represented approximately 63.3% and 67.9% of our total debt in 2003 and in 2002, respectively. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

Our combined monetary indexation expense, net, and gain (loss) on exchange rate, net, was positive US$36.5 million in 2003, an improvement from negative US$160.0 million in 2002. This improvement was mainly due to the fact that the real appreciated by 18.2% against the dollar in 2003 while it depreciated by 52.3% in 2002. In addition, annual inflation as measured by the IGP-M was approximately 8.7% in 2003 compared to approximately 25.3% in 2002.

Financial expenses

Financial expenses consist principally of interest payable on our outstanding debt; amortization of financial charges associated with the issuance of debt instruments; the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS, taxes on financial revenues derived from short-term investments. Financial expenses decreased by31.8% to US$119.3 million in 2003 from US$174.8 million in 2002. This decrease was primarily due to the recording of an IOF (tax on financial transactions) tax provision on transactions with related companies, in the amount of US$34.7 million, to provide for potential tax liabilities in 2002.

Financial income

Financial income consists of gains from hedge positions and interest on short-term investments, as well as moneys collected in the form of penalty and interest payments from late subscribers’ payments of their monthly subscription fees. Financial income decreased to US$10.5 million in 2003 from US$20.2 million in 2002, even though we experienced greater financial gains from our short-term investments in 2003. The positive results of our hedge positions in 2002 as compared to 2003, when we did not engage in hedging transactions, led to this overall decrease in financial income for 2003.

Equity in results of investees

Equity in results of investees reflects our share of gains and losses of subsidiaries in which we do not hold a majority stake. Equity in results of investees was a loss of US$580,000 in 2003 compared to a loss of US$1.2 million in 2002. This result was principally attributable to lower losses incurred by our subsidiary Net Brasil during 2003.

Income tax expense

In 2003, we recorded income tax expenses of US$5.1 million compared to income tax expenses of US$4.4 million in 2002.

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

In 2003, we did not record charges to reduce the carrying value of goodwill.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Subscription revenues

Subscription revenues consist of monthly subscription fees paid by pay-television subscribers. These revenues decreased by 15.4% to US$433.5 million in 2002 from US$512.3 million in 2001. The decrease was principally due to the depreciation of the real. Subscription revenues remained fairly stable in local currency. Average revenue per subscriber in U.S. dollars decreased by 11.5% in 2002 compared to 2001, despite increases in monthly subscription fees in reais that took effect in June and September 2002. Our churn in 2002 was 18.1% compared to 22.8% in 2001. The decrease in churn was primarily due to the implementation of a more selective screening process when determining whether to accept new subscribers, the use of retention islands, a program that utilizes skilled customer service representatives to target subscribers that could potentially disconnect due to dissatisfaction, and our heightened focus on customer satisfaction, such as the outsourcing of our customer service centers.

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

Telecommunication service revenue

Telecommunication service revenue consists of revenue representing monthly fees we receive from corporate customers for data transmission services we offer through Vicom. Telecommunication service revenue decreased by 24.1% to US$18.3 million in 2002 from US$24.1 million in 2001 due primarily to the renewal of contracts with corporate customers for amounts less than what these customers were previously paying and the effect of the depreciation of the real against the dollar. We began offering telecommunication services to corporate customers in the third quarter of 2000, following our acquisition of Vicom in July 2000.

Other services

Other services revenues consist of revenues from pay-per-view, monthly subscription fees paid by subscribers to our broadband Internet service, Vírtua, sales of our programming guide, programming package upgrades, technical support services and disconnection/reconnection services. Revenue from other services decreased to US$26.9 million in 2002 from US$31.0 million in 2001. The decrease was primarily due to the depreciation of the real against the U.S. dollar. This decrease offset the positive effects of the increase in the number of broadband Internet service subscribers and the improvement in our subscriber base mix, which had a positive impact on broadband revenues. Our Vírtua subscriber active base grew by 4.4% to 55,700 at December 31, 2002 from 53,300 at December 31, 2001.

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

  a federal tax related to the PIS that is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services;

  the COFINS, a federal social security tax that is levied at a rate of 3% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services; and

  the Fundo de Universalização dos Serviços de Telecomunicações, or Fust, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or Funttel, which are computed based on gross service revenues, excluding canceled sales and other taxes over this same base, and which are levied at the rates of 1.0% and 0.5%, respectively.

Taxes and other deductions from revenues are directly linked to our volume of subscription sales. These expenses decreased by 10.8% to US$84.5 million in 2002 from US$94.7 million in 2001, as a result of the depreciation of the real. This decrease offset the increases in customer disconnections and cancellations and the impact of the increase in the ICMS tax rate on our Vírtua operations in the State of São Paulo.

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

Monetary indexation expense, net; Gain (loss) on exchange rate, net

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

Gain (loss) on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt, which represented approximately 67.9% and 50.6% of our total debt in 2002 and in 2001, respectively. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

Our combined monetary indexation expense, net, and gain (loss) on exchange rate, net, was US$160.0 million in 2002, a 27.8% increase from US$125.2 million in 2001. This increased combined expense and loss was mainly due to the fact that the real’s depreciation against the dollar was significantly higher in 2002 than in 2001. Annual inflation as measured by the IGP-M was approximately 25.3% in 2002 compared to approximately 10.8% in 2001, and the real lost 52.3% of its value against the U.S. dollar in 2002, compared to 18.7% in 2001.

Financial expenses

Financial expenses consist principally of interest payable on our outstanding debt; amortization of financial charges associated with the issuance of debt instruments; the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS, taxes on financial revenues derived from short-term investments. Financial expenses increased by 33.1% to US$174.8 million in 2002 from US$131.3 million in 2001. This increase was primarily due to the recording of an IOF (tax on financial transactions) tax provision on transactions with related companies, in the amount of US$34.7 million, to provide for potential tax liabilities. This was necessary given certain recent adverse decisions in the Tribunal Regional de Justiça (Regional Court) and the restatement of advances for future capitalization, or AFACs, made to us by some of our major shareholders prior to the recapitalization.

Financial income

Financial income consists of gains on hedge positions and interest on short-term investments, as well as penalty and interest from late subscribers’ payments of their monthly subscription fees. Financial income increased to US$20.2 million in 2002 from US$17.1 million in 2001. The increase was primarily due to gains from hedge positions.

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

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet our strategic and financial objectives. Accordingly, liquidity cannot be considered separately from capital resources that consist of current or potentially available future funds for use in meeting debt service requirements and long-range business objectives.

Cash Flows

We had cash and cash equivalents of US$68.8 million as of December 31, 2003, an increase of 336.8% from US$15.8 million as of December 31, 2002. As of March 31, 2004, we had cash and cash equivalents of US$87.5 million.

Cash flows from operating activities. Net cash from operating activities was US$63.6 million in 2003, compared to US$107.7 million in 2002. Although there was an increase related to higher average revenue per subscriber in U.S. dollars due to the increase in monthly fees charged to subscribers and a reduction in programming expenses, overall decrease in our cash flow from operating activities was due to the payment in 2003 of US$13.0 million of fees to equipment suppliers that had been deferred from 2002 and of US$35.8 million in programming expenses (as compared to US$20.0 in programming expenses in 2002).

Net cash from operating activities was US$107.7 million in 2002, compared to US$33.3 million in 2001. Although there was a decrease related to lower average revenue per subscriber in U.S. dollars due to the depreciation of the real against the dollar, a reduction in the number of our subscribers and increased programming expenses, the overall increase in our cash flows from operating activities in 2002 as compared to 2001 was due primarily to the capitalization of US$50.6 million in programming expenses as part of our 2002 recapitalization and the deferral of US$19.8 million in programming fees from 2002 to later years.

Cash flows from investing activities. We used US$19.4 million of cash in investing activities during 2003, a decrease of 27.1% when compared to US$26.7 million cash used in investing activities in 2002. This decrease was due primarily to our reduction in capital expenditures by targeting our capital expenditures in geographic areas and on services where we can achieve higher returns on our investments.

We used US$26.7 million of cash in investing activities during 2002, a decrease of 79.3% when compared to US$129.0 million cash used in investing activities in 2001. The decrease was due primarily to our significant reduction in capital expenditures, our selective investments in installations and our deferral from 2002 to 2003 of US$12.4 million of payments to equipment suppliers, based on negotiations with a number of our major suppliers. This deferral increased our cash disbursements for capital expenditures in 2003.

Cash flows from financing activities. We had no cash flow from financing activities in 2003 compared to an outflow of US$70.5 million in 2002. We do not expect to have any cash flow from financing activities until we have concluded our proposed debt restructuring plan.

We had a cash outflow of US$70.5 million from financing activities in 2002 compared to a cash inflow of US$46.5 million in 2001. Our principal sources of financing during 2002 were (1) proceeds of US$92.0 million in connection with our recapitalization and (2) proceeds from capital advances from our shareholders. In 2002, we refinanced or repaid US$444.4 million in aggregate principal amount of debt. This consisted of (1) the payment by our subsidiary, Jonquil Ventures Ltd., of US$52.0 million aggregate principal amount at maturity of zero-coupon guaranteed notes on July 15, 2002, (2) the payment of US$7.7 million related to the October 30, 2002 exercise of put options by holders of our floating rate notes, (3) the payment of US$25.6 million aggregate principal amount on our BNDES loan facility, (4) the payment of US$33.2 million aggregate principal amount on the sale of subscriber receivables to Cable S.A., (5) the repayment of US$35.3 million of scheduled payments under our IFC facilities and (6) the payment of trade financing and short-term loans in the amount of US$290.6 million.

Liquidity requirements and sources

We need significant cash to make principal and interest payments on our debt, conduct our ongoing operations and fund capital expenditures. We have historically funded these liquidity requirements through operating cash flows, borrowings under credit facilities, the proceeds of debt and equity financings, and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures and debt principal and interest repayment requirements, unless we are able successfully to restructure our debt or obtain financing from third parties, we will not have adequate financial resources to meet our anticipated cash requirements for the second half of 2004 and future periods.

The amount of our anticipated operating cash flows in 2004 could be adversely affected by a number of factors, many of which are not within our control. Weakness of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription and sign-on and hook-up fees. Depreciation of the real against the U.S. dollar would decrease our revenue per subscriber in U.S. dollar terms, unless we were able to implement corresponding increases in subscription fees in reais, which we do not believe is likely. Depreciation of the real against the dollar would also increase the amount of cash that we have to use to cover our dollar-denominated or dollar-indexed expenses, including some of our programming expenses and most of our equipment expenses.

Principal and interest payments on our debt represent significant liquidity requirements for us. The aggregate unpaid principal balance of our debt totaled approximately US$349.9 million as of December 31, 2003, US$221.7 million of which was denominated in U.S. dollars, and approximately US349.4 million as of March 31, 2004, US$206.6 million of which was denominated in U.S. dollars. In addition, our accrued but unpaid interest totaled US$85.5 million and US$92.7 million as of December 31, 2003 and March 31, 2004, respectively, and other fees and penalties totaled US$22.1 million and US$34.7 million as of December 31, 2003 and March 31, 2004, respectively. Average interest rates on our debt during 2003 were approximately 26.3% in respect of our Brazilian currency debt, and approximately 7.8% in respect of our U.S. dollar-denominated debt. As of December 31, 2003, all of our indebtedness was classified as “current.” See “—Debt Financing” for details of our debt.

We have a significant working capital deficit, primarily as a result of the unpaid principal of our debt, interest and financial charges. At March 31, 2004, our current liabilities exceeded our current assets by $469.0 million. If we and our various lenders and debt holders are unable to successfully negotiate, among other things, a reduction in our near-term debt service obligations, we would have to consider pursuing alternative restructuring options, which could include a sale or liquidation of assets.

We have not made scheduled principal or interest payments on any of our debt since prior to December 2002. Our non-payment of these scheduled principal and interest payments constitutes an event of default under these debt facilities and instruments, which permits, subject to applicable procedural requirements, our various lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments. In December 2002, Unibanco filed a collection suit against us in the Central Court of São Paulo to recover approximately R$72.2 million (US$25.0 million) relating to amounts outstanding on a loan made to us. Although this action has been suspended, we cannot assure you that such action will not be reinstituted or that our other lenders or debt holders will not seek to accelerate amounts outstanding under any of our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law. Any such action would have a material adverse effect on our business and on the value of our preferred shares and ADSs. See “Item 4. Information on the Company—Legal Proceedings.”

In early 2003, we and various of our lenders and debt holders commenced negotiations with regard to a restructuring of our debt facilities and instruments. These negotiations are still taking place. The goals of these negotiations are to, among other things, reduce our near-term debt service obligations to levels that can be serviced with operating cash flows, limit the impact of future exchange rate volatility by reducing the amount of our dollar-denominated debt, amend certain financial and other covenants in our debt facilities and instruments, and establish a fully-funded business plan for the medium term. As further described in “Item 4. Information on the Company— Recent Developments,” on June 24 and June 25, 2004 we entered into commitment letters with creditors holding in the aggregate approximately 70% principal amount of our outstanding debt. The commitment letters outline the terms upon which we would exchange the indebtedness of Net Serviços and its subsidiaries held by such creditors for a combination of Net Serviços’ new senior secured debt, new subordinated convertible debt, and/or new equity (or, in certain circumstances, cash). If the restructuring were to be consummated in accordance with the terms set forth in the commitment letters with the participation of 100% of our creditors, and the transactions contemplated in the agreement between Globpar and Teléfonos de México, S.A. de C.V., or Telmex (as further described in “Item 4. Information on the Company— Recent Developments”), were likewise consummated, we expect that we would issue 1,825,021,996 new equity shares, and reduce the aggregate amount of our financial debt from approximately R$1,395 million (US$442.9 million) as of June 30, 2004 to approximately R$730.0 million (US$231.7 million) (using an exchange rate of R$3.1500 = US$1.00), all of which debt would be secured and would have tems set forth in the commitment letters. The consummation of the transactions contemplated by the commitment letters are subject to a number of significant conditions that are beyond our control, including creditors holding no less than 95% of our outstanding debt agreeing to participate in the restructuring. Any debt for equity exchange would significantly dilute holders of our common and preferred shares and ADSs.

We can give no assurance that the restructuring will be consummated or that our outstanding debt will be renegotiated in full or in part. If the restructuring is not concluded in a satisfactory manner, we will not be able to pay the unpaid amounts that have come due on our debt since December 2002 or to meet our ongoing principal and interest payment obligations without further financing by third parties. This would result in a liquidity crisis for us, would have a material adverse impact on our financial condition, and could result in our inability to operate as a “going concern.” If we are unable to continue as a “going concern,” we may be forced to pursue a sale or liquidation of assets to satisfy our creditors. This would materially adversely affect holders of our preferred shares and ADSs.

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

Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets and our ability to reach agreement with our various lenders and debt holders. We cannot assure you that we will be able to raise debt financing in appropriate amounts or at all. During 2002, Standard & Poor’s lowered our foreign and local currency corporate credit and senior unsecured debt ratings and placed us on credit watch with negative implications. Our rating was lowered (i) to B+ from BB-, on February 8, 2002, (ii) to CCC+ from B+, on June 28, 2002 and (iii) to D from CCC+, on December 3, 2002. Currently our rating is D.

These announcements (and related announcements) could adversely affect our ability to access the capital markets and raise debt financing on acceptable terms and to restructure our debt.

If we are unable to restructure our debt, we would have to reduce further the level of our planned capital expenditures, undertake additional cost-cutting initiatives and seek to sell assets and/or seek to raise additional equity capital, in the attempt to meet our debt service and other liquidity requirements. Under such circumstances, we cannot assure you that these alternatives would be available or would provide us with the funds necessary to meet our liquidity requirements.

The following table sets out our major contractual obligations as of December 31, 2003:

Payments due by period
	Less than 1 Year	1 –3 years	3 –5 years	More than 5 Years
	(US$ in Millions)
Debt	349.9	-	-	-
Lease of Utility Poles(1)	17.8	35.6	35.6	35.6
Contax Customer Service Centers	8.4	14.7	-	-
Lease of Office Space	0.5	1.0	1.0	-
Total	376.6	51.3	36.6	35.6

(1) In addition to the above amounts, we are contractually obligated to make lease payments under our utility pole lease arrangements from the time the lease expires until our equipment is removed from such poles.

Capital Expenditures

Our capital expenditures, identified by major category, are as follows:

  subscriber installation, including purchases of set top boxes;

  cable network construction and rebuilding, which primarily includes construction costs related to installing cable system infrastructure in multiple dwelling units, or MDUs, rebuilding portions of our network and, to a very limited extent, the growth or build-out of our cable network;

  broadband network construction and rebuilding, which primarily includes construction costs related to cable modem installation, installing broadband infrastructure in MDUs, rebuilding portions of our network to permit two-way communication and the build-out of our broadband network, including our data center; and

  upgrading existing systems, the purpose of which is principally to improve technical quality, improve further management controls and support subscriber growth.

We have historically made significant capital expenditures relating to the codification of our network, principally to reduce piracy. This process is now substantially complete. Therefore, we have not made substantial capital expenditures for codification since 2001, and we do not expect to make capital expenditures for this purpose in 2004 and beyond.

We reduced our level of capital expenditures in 2003, as we were able to better target our investments on a selective basis. In 2003, we made total capital expenditures of US$22.8 million, a decrease of 40.0% from US$38.0 million in 2002. In 2003, the breakdown of capital expenditures by major category was as follows: subscriber installation (51%), upgrading existing systems (37%) and cable network construction and rebuilding (3%).

We significantly reduced our level of capital expenditures in 2002 in response to adverse developments in our business and operating results. In 2002, we made total capital expenditures of US$38.0 million, a decrease of 71.2% from US$132.2 million in 2001. In 2002, the breakdown of capital expenditures by major category was as follows: subscriber installation (23%), cable network construction and rebuilding (7%) and upgrading existing systems (22%).

We expect to make total annual capital expenditures of approximately US$40 million in each of 2004 and 2005. We will continue to pursue a selective capital spending plan for 2004 and 2005 in an effort to foster our objective of achieving higher returns on our investments. Pursuant to this plan, we will target our capital spending on selected portions of our existing network, principally in wealthy, urban areas. In these areas, we will make capital expenditures principally to upgrade the technical quality and capacity of our existing systems, upgrade headends and specifically targeted nodes to permit transmission of digital cable and, in some cases, rebuild portions of our network. Upgrading our cable systems will enable us to offer a variety of advanced products and services in the near future, including digital cable, which we plan to introduce in the second half of 2004, additional channels, expanded pay-per-view options, near video-on-demand and interactive services. We will also make capital expenditures for subscriber installation. We do not plan on making substantial capital expenditures for codification of our network and will significantly reduce expenditures related to both cable network and broadband network construction and rebuilding.

Related Party Transactions

Historically, we have obtained all of our programming from our affiliate Net Brasil, which is indirectly owned 60% by Globopar and 40% by us. Net Brasil acts as our intermediary in purchasing programming from both Brazilian and international sources. Net Brasil also provides this service for other pay-television companies, including principally Sky Brasil, a Brazilian DBS provider in which Globopar owns a significant interest, along with cable television providers that operate outside of our licensed territories. Much of the programming we purchase through Net Brasil is produced by our affiliate Globosat, which is wholly owned by Globopar. Globosat is a producer of mostly Portuguese-language programming, such as SportTV, GNT, Globo News, Shoptime, Multishow, Telecine, USA, Futura and Canal Brasil. Globosat also purchases programming from third parties. Our contract with Net Brasil also grants us the right to use the “NET” brand name. Our programming arrangements with Net Brasil are also subject to provisions of our shareholders’ agreement relating to affiliate transactions.

On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby Net Brasil’s role in acquiring programming for us has been altered. Under the amended and restated agreement, instead of R$0.51 per subscriber per month, we will now pay Net Brasil a fixed amount equal to R$100,000 (US$34,600) per month, adjusted by IPC, the Consumer Price Index, plus an additional monthly fee of R$24,000 (US$8,300) in 2004, R$16,000 (US$5,500) in 2005, R$3,000 (US$1,040) in 2006 and R$1,500 (US$520) in 2007.

We have agreed to transfer our 40% interest in Net Brasil (which is in a loss position with certain contingent liabilities) to Globopar in the near future for a nominal amount.

Pursuant to our programming agreement, we paid Net Brasil US$152.9 million, US$131.0 and US$135.1 in 2001, 2002 and 2003, respectively. Included in these amounts was a broker commission paid to Net Brasil in the amount of US$1.6 million, US$1.9 million and US$2.3 million in 2001, 2002 and 2003, respectively, corresponding to the payment of R$0.51 per subscriber per month.

For a more detailed description of our programming arrangements with Net Brasil, see “Item 4. Information on the Company—Pay-Television—Programming Sources,” “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.” and note 8 to our consolidated financial statements.

Debt Financing

The aggregate unpaid principal balance of our debt totaled approximately US$349.9 million as of December 31, 2003 and approximately US$349.4 million as of March 31, 2004. In addition, our accrued but unpaid interest totaled US$85.5 million and US$92.7 million as of December 31, 2003 and March 31, 2004, respectively, and other fees and penalties totaled US$22.1 million and US$34.7 million as of December 31, 2003 and March 31, 2004, respectively. We have not made scheduled principal or interest payments on any of our debt since prior to December 2002. Such non-payment constitutes an event of default under our debt facilities and instruments, which permits, subject to applicable procedural requirements, our various lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments. As a result, at December 31, 2003 all of our indebtedness was classified as “current.”

We and our consolidated subsidiaries had the following debt outstanding as of December 31, 2003.

U.S. dollar denominated debt:	(in thousands)
Senior guaranteed notes	US$	97,692
Floating rate notes		72,300
Trade Financing and bank loans		39,977
IFC facility		11,681

		221,650
Real denominated debt (1):
Non-convertible debentures		67,541
Convertible debentures		14,939
Working capital and bank loans		45,802

		128,282

Short Term Debt		349,932
Long-term debt	US$	–

The various base rates used to determine the interest rate of our debt at December 31, 2003 were as follows:

LIBOR	1.48%
CDI	23.21%
IGPM	8.71%

(1) Calculated using the December 31, 2003 exchange rate of R$2.8892 = US$1.00.

Senior guaranteed notes

In June 1996, our predecessor issued US$185 million principal amount of 12.625% senior guaranteed notes due June 18, 2004, or the senior guaranteed notes. At maturity, holders that then held senior guaranteed notes were entitled to also receive a premium payment equal to 5% of the principal amount of their senior guaranteed notes being redeemed. The senior guaranteed notes are unconditionally guaranteed on a joint and several basis by a number of our subsidiaries. We did not make the scheduled repayment of principal or the premium payment of 5% due on June 18, 2004.

Each noteholder was entitled to require us to redeem senior guaranteed notes held at a redemption price of 101% of the principal amount on June 18, 2001. On March 20, 2001, we announced a waiver solicitation to the holders of the senior guaranteed notes, offering a waiver payment of US$7 per US$1,000 of principal amount held to each holder that would agree not to exercise its redemption right on June 18, 2001. Holders of senior guaranteed notes representing the principal amount of US$71.9 million accepted the waiver payment, thereby agreeing to hold their senior guaranteed notes until maturity. Holders representing the principal amount of US$25.8 million did not accept the offer of a waiver payment, but nonetheless did not exercise their redemption right. Senior guaranteed notes representing the principal amount of US$87.3 million were redeemed on June 18, 2001. Accordingly, senior guaranteed notes in the principal amount of US$97.7 million are currently outstanding.

The indenture relating to the senior guaranteed notes contains covenants which restrict our ability and our subsidiary guarantors’ability to incur additional indebtedness (prohibiting us from incurring debt if our consolidated indebtedness to consolidated operating cash flow ratio for the latest fiscal quarter exceeds 6.00 to 1.0), pay dividends, create certain liens, consummate certain asset sales, and materially alter the organizational and legal structure of our business. We would be required to make an offer to purchase the outstanding senior guaranteed notes in the event of a change in control or, in certain circumstances, with the net cash proceeds of certain asset sales.

In addition to not making the scheduled repayment of principal or making the premium payment of 5% on the principal amount of senior guaranteed notes on June 18, 2004, we did not make the scheduled interest payments of US$8.9 million due December 18, 2002, US$8.9 million due June 18, 2003, or US$8.9 million due December 18, 2003.

Floating rate notes

In connection with the September 2000 acquisition of Net Sul, we guaranteed all obligations associated with Net Sul’s October 1997 issuance of US$80 million principal amount of floating rate notes due October 2005. The notes consist of US$48 million of Series A floating rate notes, US$11 million of Series B floating rate notes and US$21 million of Series C floating rate notes. The notes bear interest at LIBOR plus a spread that varies with our total consolidated debt to consolidated operating cash flow ratio. The spread on the Series A floating rate notes ranges from 3.125% to 4% and on the Series B and C floating rate notes ranges from 2.5% to 3.375%. During 2003, the interest rate on the Series A, Series B and Series C floating rate notes was LIBOR plus 3.625%, LIBOR plus 3.00% and LIBOR plus 3.00%, respectively. Interest is payable quarterly in arrears.

The notes are guaranteed by us and a substantial number of our subsidiaries. On August 30, 2002, the deadline for the exercise of put options on the Series B and Series C floating rate notes, holders exercised their put option in the amount of US$7.7 million, representing 24% of the total amount that was entitled to be put. Notes having an aggregate principal amount of US$48 million were subject to redemption at the option of the holders in October 2003. To facilitate our debt restructuring, we have entered into a series of letter agreements for the benefit of those holders of our floating rate notes that did not elect to require us to redeem their Series A floating rate notes in October 2003. In the most recent of those letter agreements, we have agreed to extend the date for mandatory redemption of those holders’ Series A floating rate notes to July 30, 2004. The final maturity date for notes not so redeemed is October 2005.

The indenture relating to the floating rate notes requires us to observe a number of restrictive covenants, including limitations on restricted payments, dividends and liens; restrictions on transfers of existing businesses; limitations on transactions with affiliates; prohibitions on a change of control; asset dispositions; and limitations on guarantees by restricted subsidiaries.

In addition, we are required to observe financial covenants requiring us to maintain at all times certain specified financial ratios, including consolidated indebtedness to consolidated operating cash flow for the prior two semi-annual periods of 5.00 to 1.0 in 2003 and 2004, respectively; and adjusted EBITDA to consolidated net interest expense for the prior two semi-annual periods of 2.00 to 1.0 in 2003 and 2004, respectively.

We also did not make the scheduled interest payments of US$932,000 due January 31, 2003, US$951,000 due April 30, 2003, US$932,000 due July 31, 2003, US$932,000 due October 31, 2003, US$932,000 due January 31, 2004, or US$932,000 due April 30, 2004.

Trade Financing and U.S. dollar-denominated bank loans

A number of our subsidiaries have entered into U.S. dollar-denominated trade financing loans and U.S. dollar-denominated bank loans with Brazilian financial institutions. As of December 31, 2003, we had US$40.0 million principal amount outstanding under these loans. Trade financing loans are short-term loans guaranteed by us or our wholly owned subsidiary Multicanal Telecomunicações S.A., or a combination of the two. The nominal interest rate of our trade financing loans ranged from LIBOR plus 0.125% to 5.0% per annum at December 31, 2003. Our U.S. dollar-denominated bank loans bear interest at floating rates based on LIBOR.

IFC facility

As of December 31, 2003, we had total borrowings of US$11.7 million outstanding under the IFC facility. The IFC facility consisted of an A loan facility and a B loan facility. On October 11, 2002, we paid off the B loan facility. The remaining IFC facility consists of only the A loan facility. Each A loan bears interest at a variable interest rate equal to 3.0% per annum over the six-month U.S. dollar LIBOR. The loans were due in semi-annual installments of US$2.9 million in April and October of 2003 and in April 2004, with final installment and maturity in October 2004.

Prior to May 3, 2004, loans under the IFC facility were guaranteed by Globopar and members of the Roberto Marinho family, the principal stockholder of Globopar. As security for its guarantee, Globopar had pledged 51% of its interest in the voting stock of its subsidiary Distel to the IFC. In connection with this guarantee, we pledged to Globopar shares of our subsidiary Multicanal Telecomunicações S.A., based on the amount of borrowings outstanding at any time under this facility and the size of Multicanal Telecomunicações S.A.’s subscriber base. At December 31, 2003, we had pledged to Globopar a total of 6,806,344,107 shares of Multicanal Telecomunicações S.A., representing 4.8% of Multicanal Telecomunicações S.A.’s total outstanding shares.

As of May 3, 2004, Globopar, as guarantor under the IFC facility, has paid all amounts owed by us to the IFC and is currently a creditor of us by virtue of subrogation to the IFC, thereby releasing us from all obligations to the IFC. Accordingly, the pledge by us of shares of Multicanal Telecomunicações S.A. to Globopar, and by Globopar of shares of Distel to the IFC, were released in connection with Globopar’s assumption of the IFC facility.

We are still required to comply with the original terms of the IFC facility. The IFC facility contains covenants which restrict our ability to, among other things, incur additional indebtedness; pay dividends; create certain liens; sell, pledge, transfer, lease or otherwise dispose of the shares in any subsidiaries; prepay or repurchase long-term debt; and undertake any merger, consolidation or reorganization.

The financial covenants in the IFC facility require us to maintain at all times certain specified financial ratios, including consolidated indebtedness to consolidated operating cash flow, or adjusted EBITDA for the prior two semi-annual periods of 5.00 to 1.0 in 2003 and 2004, respectively; and adjusted EBITDA to consolidated net interest expense for the prior two semi-annual periods of 2.00 to 1.0 in 2003 and 2004, respectively.

We did not make the scheduled interest payments of US$280,000 due April 15, 2003, US$256,000 due October 15, 2003, or US$248,000 due April 15, 2004. We also did not make the scheduled principal payment of US$2.9 million due April 15, 2003, US$2.9 million due October 15, 2003, or US$2.9 million due April 15, 2004.

Non-convertible debentures

In February 2001, we issued real-denominated debentures in an aggregate principal amount of R$200 million. The debentures originally bore interest at CDI plus 0.75% per annum. As a result of negotiations in April 2001 to eliminate our floating asset pledge, which previously applied to these debentures, we now pay interest at CDI plus 1.05% per annum. These debentures were scheduled to mature on December 3, 2003.

The indenture governing the debentures contains a financial covenant requiring us to maintain a consolidated net debt to adjusted annualized EBITDA ratio that does not exceed 6.00 to 1.0 for any two consecutive quarters.

We did not make the scheduled interest payments of US$5.6 million due December 1, 2002, US$9.0 million due June 2, 2003, or US$9.5 million due December 1, 2003. We also did not make the scheduled repayment of principal in the amount of US$67.5 million due December 3, 2003.

Convertible debentures

In December 1999, we issued 3,500 real-denominated convertible debentures in an aggregate principal amount of R$350 million. The convertible debentures bear interest, payable annually, at 12% over the IGP-M rate and mature on December 1, 2006. The IGP-M rate is a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide. Each debenture has a face value of R$100,000, adjusted by the IGP-M rate, and is convertible into 8,208 of our preferred shares through November 30, 2004. After November 30, 2004, the conversion ratio will decrease to 5,745 for the period from December 1, 2004 to November 30, 2005 and to 3,283 for the period from December 1, 2005 until maturity. We are required to amortize those debentures not converted in accordance with the following schedule: 30% at December 1, 2004; 30% at December 1, 2005; and 40% at December 1, 2006.

In April 2001, we paid each holder of the convertible debentures R$1,200 per debenture, as a result of negotiations to eliminate our floating asset pledge that previously had applied to these debentures.

If we increase our capital or issue shares to our shareholders, the principal amount of the debentures may be converted into preferred shares at the same price of the issuance during the subscription period for such new shares, the period of the preemptive rights or during the public offering, and we would be required to pay in cash the applicable interest within 30 days after the conversion. As of December 31, 2003, 92% of the debentures had been converted into preferred shares, with the result that R$43.2 million (US$14.9 million) principal amount of debentures was outstanding at that date.

The indenture governing the convertible debentures contains a financial covenant requiring us to maintain a consolidated net debt to adjusted EBITDA ratio, each quarter, that does not exceed 6.00 to 1.0.

We did not make the scheduled interest payments of US$1.6 million due December 1, 2002 or US$2.2 million due December 1, 2003.

Working capital and bank loans

Working capital and bank loans consist of R$132.3 million (US$45.8 million) principal amount of real-denominated short-term loans with Brazilian financial institutions, as of December 31, 2003. These loans bear interest at floating interest rates based on the CDI.

In December 2002, Unibanco, filed a collection suit against us with the Central Civil Court of São Paulo with respect to amounts outstanding under a loan facility we entered into with Unibanco on August 26, 2002. The amount sought under this claim totals approximately R$72.2 million (US$25.0 million). Unibanco is party to the commitment letter, and thus has agreed to suspend its collection suit against us. See “Item 4. Information on the Company—Legal Proceedings.”

Off-balance sheet arrangements

We did not engage in any off-balance sheet arrangements in 2003.

Brazilian Economic Environment

General

The Brazilian economy historically has been subject to periodic and occasionally significant intervention by the Brazilian government. The government has often changed monetary, credit, tariff, exchange rate and other policies, with the goal of influencing the economy. The government’s actions to control inflation and effect other policies have involved wage and price controls, as well as other interventionist measures, such as freezing bank accounts and imposing capital controls. Although the stated intention of the present government is to gradually reduce governmental intervention in the economy, it remains possible that government economic policies could adversely affect our business and financial condition, as could the government’s response to certain political or social developments.

Historically, inflation, government actions taken to combat inflation, and public speculation about possible future government actions, have also contributed significantly to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. Beginning in December 1993, the government launched an economic stabilization plan, known as the Real Plan, which was intended to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the government, increasing tax revenues, continuing a privatization program and introducing a new currency, the real, into circulation in June 1994. The Real Plan followed a series of economic adjustment programs, which were largely unsuccessful. In October 1994, Fernando Henrique Cardoso, the former Minister of Finance and the principal architect of the Real Plan, was elected as president of Brazil. Mr. Cardoso served as president of Brazil from January 1995 through December 2002, and he continued to follow the policies implemented by the Real Plan. Following the implementation of the Real Plan, inflation dropped significantly from previous levels (which at times had exceeded 40% per month) to monthly rates of lower than 1%. In addition, the government demonstrated a commitment to instituting conservative fiscal policy. Early in 2000, Congress passed the Fiscal Responsibility Law, which limits public payroll expenditures. The Brazilian growth rate reached 4.2% in 2000. A somewhat lower growth rate occurred for 2001, as a result of the Brazilian electricity shortage and the energy consumption limitations the government had imposed.

Emerging markets volatility and the 2002 elections in Brazil, caused considerable outflows of funds and declines in the amount of foreign investments in Brazil. These factors adversely affected the Brazilian markets and caused the real to depreciate to R$3.9552 to US$1.00 in October 2002, its lowest value against the U.S. dollar historically.

Since taking office in January 2003, President Luis Inacio Lula da Silva has continued to follow the policies implemented by Mr. Cardoso, causing a reduction in volatility and an improvement in market conditions. Also, the real was quoted at R$2.8892 to US$1.00 on December 31, 2003, an appreciation of 18.2% compared to R$3.5333 to US$1.00 on December 31, 2002.

As a result, the inflation rate as measured by IGP-M, declined from 25.3% in 2002 to 8.7% in 2003. Interest rates as measured by the CDI declined from 24.8% in 2002 to 23.2% in 2003.

Although President Luis Inacio Lula da Silva has generally continued to follow the policies implemented by Mr. Cardoso, there can be no assurance that the government will not change its economic stabilization policies in the future, and continued economic stability remains subject to a variety of domestic and external pressures.

Effects of Inflation and Exchange Rate Fluctuations

Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the IGP-M and the depreciation of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,

	1999	2000	2001	2002	2003

Inflation (IGP-M Index)	20.0%	9.8%	10.8%	25.3%	8.7%
Currency (depreciation) appreciation	(48.0)%	(9.3)%	(18.7)%	(52.3)%	18.2%

As a result of the Real Plan, the rate of inflation and the rate of depreciation has been reduced considerably since July 1, 1994. In the first nine months of 2002, due to market instability driven by international factors, the real experienced a depreciation of 67.9%. However, in the last quarter of 2002, the Brazilian currency partially recovered and ended the year with a depreciation of 52.3%. In 2003, the real appreciated 18.2%. Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

Despite the principles adopted for translating our real-denominated financial statements into U.S. dollars, significant distortions to our reported results for the affected periods may remain, as a result of the inability of accounting conventions to fully reflect actual economic conditions during the relevant fiscal periods. While our financial records have been maintained in reais, our reporting currency for all periods is the U.S. dollar. Our functional currency prior to 1998 was required to be the U.S. dollar under SFAS No. 52, “Foreign Currency Translation,”but in 1998 we changed our functional currency to the real.

We made this change because, in accordance with the SFAS No. 52, a company operating in an environment that is not highly inflationary is not obligated to use the U.S. dollar as its functional currency. The Brazilian economy ceased to be considered highly inflationary as of January 1, 1998. Therefore, under SFAS No. 52, we determined our functional currency—typically the currency in which a company generates and expends cash, based upon factors including cash flow indicators, sales prices indicators, expense indicators, financing indicators and management focus—to be the real. Because of the differences between the evolution of the rates of inflation in Brazil and changes in the rates of depreciation, as well as the effects of the change of our functional currency, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis. Since we adopted the real as our functional currency in 1998, the depreciation of the real against the U.S. dollar has had the following effects on our results of operations:

  The translation effects of our U.S. dollar transactions, primarily represented by loans, are recorded as gain (loss) on exchange rate, net, in our statement of operations. We did not record translation effects for periods during which we measured our results of operations using the U.S. dollar as our functional currency.

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

For further information on the presentation of our financial information, see note 2 to our consolidated financial statements for the year ended December 31, 2003.

Inflation and exchange rate variations historically have affected and will continue to have multiple effects on our results of operations. Our statements of operations expressed in local currency are translated to U.S. dollars at the average exchange rate for the period. The current period dollars in the statements of operations will be reduced at the same rate as the real lost value in relation to the U.S. dollar over the period in question. However, a portion of our operating expenses (e.g., maintenance, selling, general and administrative expenses) is in reais and tends to increase with Brazilian inflation. As expressed in U.S. dollars, these increases are typically offset at least in part by the effect of depreciation of the real against the U.S. dollar. If expenses in reais increase more quickly than the rate of depreciation, our operating expenses as expressed in U.S. dollars increase. Conversely, if the rate of depreciation increases more quickly, our operating expenses as expressed in U.S. dollars decrease. Additionally, a substantial portion of our indebtedness, capital expenditures and operating costs, including network equipment costs and, to a lesser degree, programming costs, is denominated in or indexed to U.S. dollars. Any depreciation of the real against the U.S. dollar, if such depreciation were in excess of inflation, would result in a relative increase in the expenses related to such indebtedness and capital expenditures and in such operating expenses as compared to revenues, which are generated in reais. In such a situation, if we were not able to increase our prices to match the rate of inflation, our ability to meet our debt service obligations and operating costs might be impaired. Historically, we have been able to adjust prices to counteract the effects of inflation, although there can be no assurance that we would be able to do so in the future.

Another significant effect of inflation and exchange rate variations concerns our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of depreciation of the real we report:

  translation losses on real-denominated monetary assets, which are generally offset, at least in part, by the aforementioned contractual indexation of real-denominated financial instruments; and

  translation gains on real-denominated monetary liabilities which are generally offset, at least in part, by contractual indexation of real-denominated financial instruments. Through December 31, 1997, while the U.S. dollar was our functional currency, we recorded these net translation gains and losses in our statement of operations under “Gain (loss) on translation, net.” As from January 1, 1998, our functional currency has been the real, so we have recorded these translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity, such that these gains and losses no longer offset the contractual indexation expenses and income which are reported in the statement of operations under “Financial expenses” and “Financial income.” Interest on indexed financial instruments is included in our statement of operations under “Financial income” and “Financial expenses.”

In addition, certain financial instruments denominated in reais are not indexed to a contractual index, but their interest rates include the expectation of future inflation. The interest on these financial instruments is also included in our statement of operations under “Financial income” and “Financial expenses,” and, up to December 31, 1997, were also generally compensated, at least in part, by the translation gain or loss on these monetary liabilities or assets, which was recorded in our statement of operations under “Gain (loss) on translation, net.” As from January 1, 1998, these translation gains and losses are reported in the “cumulative translation adjustments” component of stockholder’s equity. In 1999, we reported exchange losses of US$70.7 million and translation adjustment losses of US$48.4 million, resulting from the significant depreciation of the real that occurred on January 15, 1999 and continued throughout 1999. In 2000, we reported exchange losses of US$27.6 million and translation adjustment losses of US$45.1 million, resulting from the 9.3% depreciation of the real against the U.S. dollar that occurred during 2000. In 2001, we reported exchange losses of US$85.5 million and translation adjustment losses of US$125.1 million, resulting from the 18.7% depreciation of the real against the U.S. dollar that occurred during 2001. In 2002, we reported exchange losses of US$134.0 million and translation adjustment profit of US$17.1 million, resulting from the 52.3% depreciation of the real against the U.S. dollar that occurred during 2002. In 2003, we reported exchange gains of US$40.0 million and translation adjustment profit of US$1.6 million, resulting from the 18.2% appreciation of the real against the U.S. dollar that occurred during 2003.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or executive officers. In accordance with our by-laws, the directors are elected at a general meeting of shareholders to serve one-year terms. The existing tenure of the directors will end upon the election of the new members at our annual shareholders’ meeting to be held by April 2005.

Our by-laws provide for a minimum of two and a maximum of four executive officers appointed by our board of directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Our executive officers must be residents of Brazil and may or may not be shareholders of Net Serviços. In addition, we currently employ four senior managers that make significant contributions to our business.

Directors

Each of the shareholders party to our shareholders’ agreement has the right, subject to certain conditions, to appoint at least one member to our board of directors. Our by-laws provide that the board of directors shall be composed of no fewer than nine and no more than twelve members. According to our by-laws and Brazilian corporate law, each member of our board of directors must be a Net Serviços shareholder.

Net Serviços’ directors are:

Name	Position	Position Held Since	Current Term Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2005
Nelson Pacheco Sirotsky	Director	September 18, 2000	April 30, 2005
Stefan Alexander	Director	September 18, 2000	April 30, 2005
Rômulo de Mello Dias	Director	April 30, 2002	April 30, 2005
Ronnie Vaz Moreira	Director	April 30, 2002	April 30, 2005
Guilherme Perboyre Cavalcanti	Director	April 19, 2004	April 30, 2005
Juarez de Queiroz Campos Jr	Director	April 19, 2004	April 30, 2005
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2005
Edgard Lobão dos Santos	Director	April 19, 2004	April 30, 2005

Our board of directors generally holds meetings every month or as called by any director. Its responsibilities include, among other things, the establishment of the policy and general strategy of the business and the appointment and supervision of our executive officers.

Biographies of Our Board of Directors

Roberto Irineu Marinho has been a member of our board of directors since February 2000 and has served as Chairman of the board of directors since that time. He is also the Chairman of Organizações Globo, a conglomerate of companies in the Brazilian media and entertainment industries, and has been Chairman of Organizações Globo since August 2003, prior to which time he was Co-Chairman. Mr. Marinho began his career at the newspaper O Globo, where he served in a variety of assignments culminating in his appointment as the newspaper’s director. In 1978, Mr. Marinho was appointed Executive Vice President of Globo TV Network and in 1990 he became Executive Vice President of Organizações Globo. Mr. Marinho has received recognition and awards from numerous Brazilian business and civic organizations and public institutions. Mr. Marinho is also a board member of Editora Globo.

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

Stefan Alexander has been a member of our board of directors since September 2000. Currently, he is the Executive Director of Corporate Finance at Globopar. Previously, he was the Director of Financial Planning and Investor Relations at Globopar. Prior to joining Globopar, he was the Director of Corporate Finance in Brazil at Bank of America/Nations Bank where he oversaw several major transactions, including the advising and financing of the acquisition of Companhia Vale do Rio Doce by Companhia Siderúrgica Nacional. He had also worked in the Capital Markets Department at Banco BBA Creditanstalt S.A. Mr. Alexander holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

Rômulo de Mello Dias has been a member of our board of directors since April 30, 2002. He has been the Officer for New Businesses for Bradespar since 2000, where he is responsible for the analysis and negotiation of new business in Brazil and Latin America. Prior to joining Bradespar, he was a partner at the Private Equity Fund of Albion in association with Alliance Capital, from 1999 to 2000. Mr. Dias also served as an officer at Citibank from 1995 to 1999, where he was initially responsible for the Corporate Finance Area and, subsequently, for the Private Equity Area. He was previously a member of the board of directors of several companies, including Escelsa, Enersul, Americel, Telet and Iven. He is currently a member of the board of directors of the following companies: CVRD, Valepar, Valepontocom, Latinexus and Estrutura Net. He also serves on the corporate governance committee of the São Paulo American Chamber of Commerce. Mr. Dias holds a degree in Economics from Universidade Federal Fluminense, and an MBA degree from Ibmec. Mr. Dias attended the PDG EXEC – Executive Management Development Program – SDE.

Ronnie Vaz Moreira has been a member of our board of directors since April 30, 2002. He became the Chief Executive Officer of Globopar in March 2002. He is also responsible for the corporate finance area of the Globo Organizations. Previously, Mr. Moreira was the Executive Director of Deutsche Bank, the Chief Financial Officer of Petrobrás and the Director of ABN Bank. Mr. Vaz Moreira holds a degree in Economics from Universidade Federal do Rio de Janeiro and a graduate degree in International Business Administration from the American Graduate School of International Management.

Guilherme Perboyre Cavalcanti has been a member of our board of directors since April 19, 2004. Mr. Cavalcanti is the Director of Planning at Globo Organizations, having served as such since September 2003, prior to which time he served as Treasurer of Globopar beginning in February 2002. Previously, he held numerous positions within the Globo Organizations, including Director of Strategic and Financial Planning at Net Serviços, Planning Manager and Controller of Press Media and Radio Stations and Investor Relations at Globopar. Prior to joining Globo Organizations, he worked at Banco Pactual and Banco Primus. Mr. Cavalcanti holds a Master’s degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

Juarez de Queiroz Campos Júnior has been a member of our board of directors since April 19, 2004. In February 2001 he has was appointed to the position of Chief Executive Officer of Globo.com, and in July 2003 of Globo Filmes. Previously, Mr. Queiroz was Telemar’s Marketing & Corporate Vice President and the Marketing Officer of Souza Cruz S.A. Mr. Juarez Queiroz has an undergraduate degree in Law from PUC-RJ and a degree in Business Administration from EAESP-FGV.

Rossana Fontenele Berto has been a member of our board of directors since April 30, 2003. Ms. Berto has been Director of Strategic Planning and Business Development for Organizações Globo since 2002. Prior to that, Ms. Berto was the General Director of Sky Brasil from 1999 to February 2002, General Director of Net Rio from 1998 to 1999 and Controller of Multicanal from 1993 to 1998. She is also a board member of Sky Brasil. Ms. Berto holds a B.A. degree from Universidade do Estado do Rio de Janeiro and an MBA degree from COPPEAD/UFRJ (Rio de Janeiro, Brazil).

Edgard Lobão dos Santos has been a member of our board of directors since April 19, 2004. He has worked at BNDES since 1976. Mr. Santos has an Engineering undergraduate degree from Universidade Federal Fluminense. He also holds a Masters degree in Industrial Engineering, with a specialization in Finance.

Audit Committee

We are not currently required to, and currently do not, maintain a permanent audit committee. However, the board of directors has agreed to create such a permanent audit committee. Until this process is finalized, our entire board of directors is acting in the capacity of the audit committee. See also “Item 16A. Audit Committee Financial Expert.”

In addition, upon the request of shareholders who, in the aggregate, hold 10 percent of our common shares or five percent of our preferred shares, we would be required to install a Conselho Fiscal, or fiscal board. Under Brazilian corporate law, a Conselho Fiscal performs similar functions to that of an audit committee. If we were required to create a Conselho Fiscal, the Conselho Fiscal would consist of five members and an equal number of alternates elected by shareholders at a general shareholders’ meeting.

Executive Officers and Senior Managers

Name	Position	Position Held Since	Current Term Expires

Francisco Tosta Valim Filho	Chief Executive Officer	February 2003	April 30, 2005
Leonardo P. Gomes Pereira	Chief Financial Officer	April 2000	April 30, 2005
José Antônio Guaraldi Félix	Chief Operating Officer	May 2003	April 30, 2005
André Müller Borges	Chief Legal Counsel	January 2002	N/A
José Paulo Freitas	Organizational Development Officer	July 2003	N/A
Ciro Kawamura	Marketing Officer	May 2003	N/A
Fernando Mousinho	Institutional Relations Officer	November 2000	N/A

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

Leonardo P. Gomes Pereira has been our Chief Financial Officer since April 2000. Previously, he was the Director of Planning and Investor Relations at Globopar for four years. Mr. Pereira worked at Citibank from 1982 to 1995, holding various positions in the corporate banking and corporate finance areas in several countries, including Brazil, Thailand, Venezuela and the United States. Mr. Pereira received a BSC in Engineering from the Federal University of Rio de Janeiro and a BSC in Economics from Candido Mendes University in Rio de Janeiro. He sits on the corporate governance committee of São Paulo American Chamber of Commerce. Mr. Pereira also received an MBA from Warwick University in the U.K., with post-graduate work at Wharton Business School at the University of Pennsylvania.

José Antônio Guaraldi Félix has been our Chief Operating Officer since May 2003. Previously, he was a regional officer at Net Serviços for two years. Prior to that he was an officer of Net Sul, where he was responsible for implementing 16 operations in Southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul.

André Müller Borges has been our Chief Legal Counsel since January 2002. Mr. Borges joined Organizações Globo in 1999 as the Distribution and Telecommunications Officer, in which position he served until 2001, when he joined Net Serviços as a Corporate Officer, responsible for its legal, corporate and regulatory obligations. Previously, he was a law partner at the law firm Tosini, Freire, Teixeira e Silva Advogados. Mr. Borges holds a degree in Law from Pontifícia Universidade Católica of São Paulo.

José Paulo Freitas has been our Organizational Development Officer since July 2003. He is responsible for Human Resources, Quality and Change Managing. He joined Net Serviços as the Regional Officer for the São Paulo region in September 2000. Previously, he worked at Vanity Fair as the Chief Operating Officer for the Brazilian branch from 1999 to 2000 where he was responsible for the Structuring, Sourcing and Operations Division ( Customer Service, Planning, Purchasing, Engineering, Quality, Distribution Center and Human Resources.. Before this, he held several positions at Grupo Algar, culminating in his serving as Chief Executive Officer. Currently, Mr. Freitas serves as Chairman of the Employers Syndicate. He holds an administration degree from Fundação Getúlio Vargas FGV/SP, São Paulo and a degree in Economics from Universidade de São Paulo.

Ciro Kawamura has been our Marketing Officer since May 2003. Previously, he was the Marketing Vice-President of Global Village Telecom LTDA., a wireless telecommunications company, where he supervised public relations and marketing. Prior to that, Mr. Kawamura worked as the Marketing Officer of Unibanco, and he held several strategic positions at Telet S.A. , a wireless operator in the state of Rio Grande do Sul. Mr. Kawamura has a degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo.

Fernando Mousinho has been our Institutional Relations Officer since November 2000. He is our liaison with various agencies, including Anatel and ABTA. Previously, until its acquisition, Mr. Mousinho was Chief Executive Officer of Vicom from 1998 until 2000, before which he was the Marketing Officer at IBM Brazil. After the acquisition of Vicom by Net Serviços, Mr. Mousinho became Net Serviços’ Corporate Clients Officer. He also holds positions in Brazilian associations such as the Vice Presidency of Telecomp, and the Vice Presidency of ABTA. He is also a member of the board of directors of Telebrasil, and he sits on the telecommunications committee of São Paulo American Chamber of Commerce. Mr. Mousinho holds an undergraduate degree in Civil Engineering from Polytechnic School de Pernambuco and an MBA from Fundação Getúlio Vargas, Rio de Janeiro.

Indemnification

We do not currently have any contracts or arrangements with the directors, executive officers or senior managers of Net Serviços which provide for the insurance or indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers or senior managers of Net Serviços in their official capacity as such.

Compensation of Directors, Officers and Senior Managers

For the year ended December 31, 2003, the aggregate compensation paid and benefits in kind granted by us to all of our directors, executive officers and senior managers, for services in all capacities, was approximately US$5.3 million.

Employees

All of our employees are located in Brazil. As of December 31, 2003, we had 3,100 employees. At December 31, 2003, approximately 44.6% of our employees were working in installation, repair and network maintenance, and 55.4% were working in administrative functions. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

Share Ownership

No director, executive officer or senior manager of Net Serviços is the record owner of more than 1% of our shares. For certain information on the beneficial ownership of our shares, including shares held by affiliates of our directors, see “Item 7. Major Shareholders and Related Party Transactions.”

Long-Term Incentive Plans

We currently have three long-term incentive plans: “Plano de Participação no Resultado,” or PPR, an annual bonus program for all employees, and two retention plans for a selected number of our executive officers, senior managers and managers.

PPR establishes financial and operational goals relating to cash generation, adjusted EBITDA, capital expenditures, number of installations and disconnections and level of customer satisfaction. Depending on the level at which each goal is met, employees may receive a maximum annual bonus payment of the equivalent of two months’ salary. For 2003, we made a total of approximately R$10.5 million (US$3.6 million) in payments to our employees pursuant to the PPR.

In 2003, we developed a complementary profit sharing plan, a retention plan, for a selected number of our executive officers, senior managers and managers. The aim of this plan is to retain senior management through at least 2006. The amount payable under the plan is deferred annually, with payment due at the beginning of 2007 if we generate cash flow before financing of at least R$500 million (US$173.1 million) in the aggregate from 2004 through and including 2006, in addition to the cash flow before financing projected in the business plan approved by the board of directors in March 2003. If such cash flow before financing is not generated, no payments under the profit sharing plan will be made.

In 2002, we developed a retention plan for a selected number of our executive officers, senior managers, managers and employees involved in the current debt restructuring process to ensure the successful completion of our debt restructuring. The goal of this plan is to retain key executives and managers during the debt restructuring in order to guarantee our ability to continue as a “going concern.” In December 2002, pursuant to this plan, we granted stock options corresponding to approximately 3 million shares. These options may only be exercised, and payments will only be made pursuant to this plan, if our debt restructuring is successfully completed.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of March 31, 2004, none of our outstanding common shares and approximately 6% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On March 31, 2004, there were approximately 10,000 record holders of preferred shares, including in the form of ADSs, in the United States.

The following table sets forth, as of March 31, 2004, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our voting securities. None of our major shareholders identified in the table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

Name	Number	Percentage of Total Outstanding	Number	Percentage	Number	Percentage

Roma Participações Ltda.(1)	300,134,962	36.2%	251,159,262	20.9%	551,294,224	27.2%
Distel Holding S.A.(1)	266,311,303	32.1%	44,639,075	3.7%	310,950,378	15.3%
Globo Comunicações e Participações S.A.(1)	0	0.0%	86,416,681	7.2%	86,416,681	4.3%
Bradesplan Participações S.A.(2)	130,511,010	15.8%	0	0.0%	130,511,010	6.4%
BNDES Participações S.A	60,138,289	7.3%	374,430,004	31.2%	434,568,293	21.4%
RBS Participações S.A.(3)	56,523,792	6.8%	23,344,612	1.9%	79,868,404	3.9%

(1) Distel Holding S.A. and Roma Participações Ltda. are controlled by Globopar, which is controlled by the Marinho Family.
(2) Bradesplan Participações S.A. is a wholly owned subsidiary of Bradespar Participações S.A., an investment vehicle under common control with Banco Bradesco S.A., the largest private Brazilian retail bank.
(3) Includes 3,548,152 of our preferred shares owned by Zero Hora Editora Jornalistica S.A. and 117,300 of our preferred shares owned by RBS Interativa, affiliates of RBS Participações S.A.

As a result of our 2002 recapitalization, there occurred significant changes in the percentage ownership in Net Serviços held by many of our major shareholders. The following table sets forth, as of March 31, 2004, 2003 and 2002 information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our voting securities.

	Total Equity	Total Equity	Total Equity

Name	Percentage	Percentage	Percentage

	2004	2003	2002

Roma Participações Ltda	27.2%(1)	27.2%(1)	30.0%(1)
Distel Holding S.A	15.3%(2)	14.7%(2)	5.5%(2)
Globo Comunicações e Participações S.A	4.3%(3)	4.1%(3)	0.7%(3)
Bradesplan Participações S.A	6.4%(4)	6.4%(4)	6.0%(4)
BNDES Participações S.A	21.4%(5)	22.1%(5)	7.9%(5)
RBS Participações S.A	3.9%(6)	5.6%(6)	12.2%(6)

(1) Represented 36.2% of our common shares and 20.9% of our preferred shares, 36.2% of our common shares and 20.9% of our preferred shares and 46.3% of our common shares and 17.5% of our preferred shares at March 31, 2004, 2003 and 2002, respectively.

(2) Represented 32.1% of our common shares and 3.7% of our preferred shares, 31.0% of our common shares and 3.4% of our preferred shares and 10.4% of our common shares and 1.8% of our preferred shares at March 31, 2004, 2003 and 2002, respectively.

(3) Represented 0.0% of our common shares and 7.2% of our preferred shares, 0.0% of our common shares and 6.9% of our preferred shares and 0.0% of our common shares and 1.1% of our preferred shares at March 31, 2004, 2003 and 2002, respectively.

(4) Represented 15.8% of our common shares and 0.0% of our preferred shares, 15.8% of our common shares and 0.0% of our preferred shares and 14.0% of our common shares and 0.0% of our preferred shares at March 31, 2004, 2003 and 2002, respectively.

(5) Represented 7.3% of our common shares and 31.2% of our preferred shares, 8.4% of our common shares and 31.5% of our preferred shares and 8.0% of our common shares and 7.9% of our preferred shares at March 31, 2004, 2003 and 2002, respectively.

(6) Represented 6.8% of our common shares and 1.9% of our preferred shares, 6.8% of our common shares and 4.7% of our preferred shares and 9.2% of our common shares and 14.5% of our preferred shares at March 31, 2004, 2003 and 2002, respectively.

In addition to the above table, in 2002, Microsoft B.V. beneficially owned 8.7% of our common shares and 6.6% of our preferred shares.

Shareholders’ Agreement

In July 2002, we entered into a new shareholders’ agreement with Romapar, Globopar, Bradesplan, BNDESPar, Microsoft B.V., RBS and Zero Hora, with respect to their ownership of our common shares and, in the case of BNDESPar, RBS and Microsoft B.V., also with respect to their ownership of our preferred shares. The shareholders’ agreement establishes, among other things, the following:

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

Prior Meetings. The shareholders’ agreement provides that a prior meeting of the shareholders must be held before all general meetings of shareholders and meetings of the board of directors at which a relevant matter or matters (as defined in the shareholders’ agreement) are to be considered. The prior meetings will establish the position that will be adopted by the shareholders that are party to the shareholders’agreement at the general meeting or board meeting. Relevant matters submitted at prior meetings must be approved by the favorable vote of a majority of the common shares subject to the shareholders’ agreement and must include the favorable vote of Bradesplan or BNDESPar. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at the prior meeting.

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

Furthermore, in the event that the ratio between our consolidated net debt and adjusted EBITDA exceeds 6.00 to 1.0 for two consecutive quarters, the parties to the shareholders’ agreement shall have the right to seek a purchaser for their shares and for the shares held by the other shareholders that are parties to the shareholders’ agreement.

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

We anticipate that any debt restructuring, including a conversion of debt to equity, would require significant revisions to our shareholders’agreement. In addition, we understand that the agreement between Globopar and Telmex that was announced on June 27, 2004 provides for the amendment or replacement of our existing shareholders agreement as a condition precedent to the transactions contemplated thereby. See “Item 4. Information on the Company— Recent Developments.”

Put/Call Options Among Shareholders

On December 22, 1999, Distel and BNDESPar entered into an Contrato de Opção de Compra e de Opção de Venda de Ações, under which BNDESPar granted Distel an option to purchase all of our common and preferred shares held by BNDESPar prior to our 2002 recapitalization, and Distel granted to BNDESPar an option to sell all our common and preferred shares held by BNDESPar prior to our 2002 recapitalization. The exercise price of the options is R$1.16 accrued with TJLP plus 7% per year pro rata tempore, until the full exercise of the options and the payment of the exercise price. These options were exercised in February 2004.

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

Material Transactions with Affiliates

Net Brasil Programming Agreement

Historically, we have obtained all of our programming from our affiliate Net Brasil, which is indirectly owned 60% by Globopar and 40% by us. Net Brasil acts as our intermediary in purchasing programming from both Brazilian and international sources. Net Brasil also provides this service for other pay-television companies, including principally Sky Brasil, a Brazilian DBS provider in which Globopar owns a significant interest, along with cable television providers that operate outside of our licensed territories. Much of the programming we purchase through Net Brasil is produced by our affiliate Globosat, which is wholly owned by Globopar. Globosat is a producer of mostly Portuguese-language programming, such as SportTV, GNT, Globo News, Shoptime, Multishow, Telecine, USA, Futura and Canal Brasil. Globosat also purchases programming from third parties. Our contract with Net Brasil also grants us the right to use the “NET” brand name.

Up until June 27, 2004, we had been obtaining our programming pursuant to a programming agreement with Net Brasil under which Net Brasil obtained on our behalf the rights to all programming that our pay-television operators provided to subscribers. Typically, Net Brasil would negotiate programming contracts with content providers on behalf of us, Sky Brasil, and certain other pay-television providers, and we and Sky Brasil would be consulted with regard to those negotiations. At the conclusion of the negotiations, we would have the option, independent of any decision of Sky Brasil and Net Brasil, to accept or reject programming from that source. We believe that by aggregating subscribers across several different pay-television platforms, Net Brasil is able to create a better negotiating position than we could on our own and to obtain for us better terms and prices for our programming content.

Pursuant to this arrangement, we paid to Net Brasil an amount comprised of two parts: the reimbursement of programming costs equal to the amount that programmers charge Net Brasil for programming provided to us; and a monthly variable fee to cover Net Brasil’s overhead equal to R$0.51 per subscriber per month.

On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby Net Brasil’s role in acquiring programming for us has been altered as described below. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining all other programming, in particular content or channels produced in Brazil, while we will directly obtain, for our own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one third of our line-up. Due to the above reduction in scope of the services provided by Net Brasil, the compensation paid by us to Net Brasil will be reduced considerably. Pursuant to this new programming agreement, instead of R$0.51 per subscriber per month, we will now pay Net Brasil a fixed amount equal to R$100,000 (US$34,600) per month, adjusted by IPC, the Consumer Price Index, plus an additional monthly fee of R$24,000 (US$8,300) in 2004, R$16,000 (US$5,500) in 2005, R$3,000 (US$1,040) in 2006 and R$1,500 (US$520) in 2007.

We have agreed to transfer our 40% interest in Net Brasil (which is in a loss position with certain contingent liabilities) to Globopar in the near future for a nominal amount.

Our arrangements with Net Brasil and the shareholders’ agreement specify, among other things, that (i) in its dealings with us, Net Brasil is not intended to operate at a profit; and (ii) new programming contracts and renewals or amendments to existing programming contracts, pursuant to which we will be receiving programming, must be approved by our board of directors, including the affirmative vote of a director appointed by either BNDESPar or Bradespar.

Pursuant to our programming agreement, we paid Net Brasil US$152.9 million, US$131.0 and US$135.1 in 2001, 2002 and 2003, respectively. Included in these amounts was a broker commission paid to Net Brasil in the amount of US$1.6 million, US$1.9 million and US$2.3 million in 2001, 2002 and 2003, respectively, corresponding to the payment of R$0.51 per subscriber per month.

We also believe that, commensurate with our growth, Net Brasil has been able to negotiate better contract terms on our behalf and has passed those savings on to us.

Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities.

Programming Guide

Our program guide is produced by Editora Globo S.A., a publishing company affiliated with Globopar. In 2001, 2002 and 2003, we paid Editora Globo S.A. US$7.7 million, US$6.5 million and US$5.1 million, respectively, for the publication of our program guide.

Financing Arrangements with Affiliates

Protocol of Recapitalization

During the third quarter of 2002, our major shareholders completed our recapitalization in the amount of approximately R$1.2 billion (US$387.4 million). The recapitalization included a Brazilian offering of common and preferred shares and an international placement of preferred shares. We issued an aggregate of 707,182,199 common shares and 1,040,584,048 preferred shares, at a price of R$0.70 per share, hence increasing our equity and reducing our debt. For purposes of this summary of the recapitalization, the translation from reais to U.S. dollars has been translated at the exchange rate on August 12, 2002, the date of the closing of the public distribution of shares in connection with the recapitalization, of R$3.0979 = US$1.00.

The recapitalization was implemented pursuant to an agreement called the Protocol of Recapitalization of Globo Cabo S.A., which was signed on April 10, 2002, and subsequently amended on April 30, 2002 and June 14, 2002, among Net Serviços and Globopar, Romapar, Distel, Bradesplan, Bradespar, RBS and BNDES. Our affiliate Net Brasil signed the Protocol of Recapitalization as an intervening consenting party.

The recapitalization involved the following steps:

  BNDESPar delivered 1,000 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$139.6 million (US$45.1 million), as consideration for subscribing preferred shares at the public offering price for a share.

  Globopar delivered 553 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$78.8 million (US$25.4 million), as consideration for subscribing preferred shares at the public offering price for a share.

  Bradespar, through a subsidiary, delivered 130 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$18.3 million (US$5.9 million), as consideration for subscribing preferred shares at the public offering price for a share.

  Globopar and its affiliates converted an advance for future capitalization, or AFAC, advanced in the first half of 2001, and valued at R$393.2 million (US$126.9 million), into shares at the public offering price for a share. This did not result in new cash proceeds to Net Serviços since the funds represented by the AFACs were previously advanced by Distel and Globopar.

  Bradesplan converted its loans to us, valued at R$79.5 million (US$25.7 million), into shares at the public offering price for a share. This did not result in new cash proceeds for Net Serviços.

  RBS converted its loans to us, valued at R$18.5 million (US$6.0 million), into shares at the public offering price for a share, and also converted loans to us by RBS Interativa, an affiliate of RBS, valued at R$16.5 million (US$5.5 million), into shares at the public offering price for a share. This did not result in new cash proceeds for Net Serviços.

  BNDESPar and RBS and their affiliates purchased for cash shares at the public offering price for a share for a total of R$174.7 million (US$56.4 million).

  Globopar and its affiliates converted all of the deferred programming fees owed to it by Net Serviços (approximately R$155.2 million (US$50.1 million), into shares at the public offering price for a share. This did not result in new cash proceeds for Net Serviços.

  RBS satisfied R$2.2 million (US$0.7 million) of its total commitment by converting all of the deferred programming fees and services rendered fees owed to it by Net Serviços into shares at the public offering price for a share. This did not result in new cash proceeds to Net Serviços.

  In connection with the Brazilian offering, other holders of our convertible debentures due 2006 had the right to deliver or convert their convertible debentures as consideration for subscribing preferred shares at the public offering price for a share. Holders delivered 431 of such convertible debentures, representing a total principal amount of approximately R$60.8 million (US$19.6 million) and converted 522 such convertible debentures, representing a total principal amount of R$68.3 million (US$22.0 million).

  The public purchased for cash shares at the public offering price for a share for a total of R$17.6 million (US$5.7 million).

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

Guarantees and pledges by our shareholders to support our or our subsidiaries’ obligations:

Prior to May 3, 2004, loans under the IFC facility were guaranteed by Globopar and members of the Roberto Marinho family, the principal stockholder of Globopar. As security for its guarantee, Globopar pledged 51% of its interest in the voting stock of its subsidiary Distel to the IFC. As of May 3, 2004, Globopar, as guarantor under the IFC facility, has paid all amounts owed by us to the IFC and is currently a creditor of us by virtue of subrogation to the IFC, thereby releasing us from all obligations to the IFC. In addition, the pledge by Globopar of shares of Distel to the IFC were released in connection with Globopar’s assumption of the IFC facility. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—IFC facility” for details on the IFC facility.

A number of our subsidiaries have entered into U.S. dollar-denominated trade financing loans with Brazilian financial institutions. As of December 31, 2003, we had US$40.0 million principal amount outstanding under these loans.

We have not paid any fees to Globopar or its affiliates in connection with these guarantees and pledges.

Guarantees and pledges by us or our subsidiaries to support our shareholders’ obligations:

In connection with Globopar’s guarantee under the IFC facility, we had pledged to Globopar shares of our subsidiary Multicanal Telecomunicações S.A., based on the amount of borrowings outstanding at any time under this facility and the size of Multicanal Telecomunicações’ subscriber base. At December 31, 2003, we had pledged to Globopar a total of 6,806,344,107 shares of Multicanal Telecomunicações S.A., representing 4.8% of Multicanal Telecomunicações S.A.’s total outstanding shares. As of May 3, 2004, Globopar, as guarantor under the IFC facility, has paid all amounts owed by us to the IFC and is currently a creditor of us by virtue of subrogation to the IFC, thereby releasing us from all obligations to the IFC. Accordingly, the pledge by us of shares of Multicanal Telecomunicações S.A. to Globopar were released in connection with Globopar’s assumption of the IFC facility. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—IFC facility” for details on the IFC facility.

Other Financing Arrangements

We enter into various financial transactions with entities affiliated with Banco Bradesco S.A., an affiliate of Bradesplan, relating to property insurance, employee health insurance and collection fees. We paid approximately US$7.1 million, US$4.5 million and US$5.0 million in connection with these financial transactions in 2001, 2002 and 2003, respectively.

ITEM 8. FINANCIAL INFORMATION

Our audited consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are included elsewhere in this Form 20-F. There have been a number of significant changes with respect to our financial position since December 31, 2003, the date of the most recent financial statements included in this Form 20-F, as follows:

  We have not made any payment of principal and interest on our debt since December 31, 2003.

  We are pursuing a debt-restructuring plan with respect to our debt facilities and instruments.

  Our working capital deficit has continued to be significant, primarily as a result of the unpaid principal of our debt, interest and financial charges.

  We recorded a net loss of approximately US$15.0 million for the three-month period ended March 31, 2004. We may continue to record net losses in the future.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of these and other changes to our financial position.

See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

See “Item 10. Additional Information—Dividend Policy” for a discussion of our policy on dividend distributions.

ITEM 9. THE OFFER AND LISTING

General

The principal non-United States market for our preferred shares is the Bovespa. Our preferred shares are traded on the Bovespa under the symbol “PLIM4.”

In June 2002, we complied with the requirements of Corporate Governance Level 2 of the Bovespa. The Corporate Governance Level 2 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by the Brazilian legislation. The inclusion of a company in the Corporate Governance Level 2 signifies the company’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improving the quality of information we provide to the market.

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

	São Paulo Stock Exchange(1) R$ per preferred share		Nasdaq US$ per ADS

	High	Low	High	Low

Year

1999	35.50	1.91	196.25	10.00
2000	44.30	15.60	250.00	78.75
2001	24.40	5.60	125.00	19.20
2002	8.50	0.19	37.00	0.42
2003	1.27	0.25	4.36	0.65

Quarter
1Q/02	8.50	4.90	37.00	20.70
2Q/02	5.50	1.65	24.10	6.00
3Q/02	1.87	0.23	6.14	0.64
4Q/02	0.45	0.19	1.34	0.42

1Q/03	0.53	0.25	1.90	0.65
2Q/03	0.43	0.27	1.72	0.80
3Q/03	0.74	0.28	2.55	0.87
4Q/03	1.27	0.58	4.36	1.86

1Q/04	1.10	0.56	3.60	1.95

Month
December 2003	1.12	0.73	3.80	2.47
January 2004	1.10	0.65	3.60	2.27
February 2004	0.75	0.56	2.64	1.95
March 2004	1.01	0.63	3.39	2.07
April 2004	0.91	0.68	3.18	2.16
May 2004	0.85	0.68	2.78	2.08
June 2004 (through June 25)	0.90	0.60	2.90	2.17

(1) Reais per share reflected nominal price at trade date.

Trading Markets

Nasdaq National Market

The primary market for our preferred shares held in the form of ADSs is the Nasdaq National Market. On March 31, 2004, there were 1,960,273 ADSs outstanding, representing 4.7% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by the shareholders listed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”) The average daily trading volume of the ADSs on the Nasdaq National Market during 2003 was approximately US$320,700, or 145,000 ADSs.

Brazilian Stock Exchanges

In 2000, the Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the Bovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2002, the Bovespa accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges. The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members.

Trading. The Bovespa has two daily open outcry trading sessions: from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., Brazil local time, except during daylight savings time in the United States, when the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., Brazil local time.

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

Market Size. As of December 31, 2003, the aggregate market capitalization of the 369 companies listed on the Bovespa was equivalent to approximately US$234.2 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2003, we accounted for approximately 0.27% of the market capitalization of all listed companies on the Bovespa.

Although at December 31, 2003 the Brazilian equity market was Latin America’s largest in terms of market capitalization, expressed in U.S. dollars, it is relatively small and illiquid compared to major world markets. In 2003, the average daily trading value was approximately US$220.1 million on the Bovespa.

Index. We have been included in the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the prices of the Brazilian stock market since it clearly shows the behavior of the principal shares traded on the São Paulo Stock Exchange. In August 2000, the Bovespa announced that the Ibovespa for the last four months of 2000 would contain 7.8% of our preferred shares, an increase from 4.6%. As a result, our preferred shares became the third highest weighted stock in the index. On December 31, 2003, our weighting in the index was 2.01% compared to our weighting of 0.42% on December 31, 2002. Our securities also trade on several additional markets, including SOMA, a Brazilian electronic trading market, where our convertible debentures began trading in January 2000; the Chicago, Pacific and American option exchanges, where options on ADSs began trading in February 2000; and Latibex, the market for Latin American companies on the Madrid Stock Exchange, where our shares began trading in July of 2000.

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

Level 2 of Bovespa

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

The inclusion of a company in any of the new segments implies the adherence to a series of corporate rules, known generally as good corporate governance practices. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

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

  choice of company skilled in determining our economic value intended for the public offering of our shares; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

Tag-Along Rights. Upon the acquisition of a controlling interest in us, the purchaser must offer tag-along rights to our remaining shareholders in an amount equivalent to 100% of the price paid for each share in the controlling stake, in the case of holders of common shares, and at least 70% of the price paid for each share in the controlling stake, in the case of holders of preferred shares. Our by-laws require the purchaser to offer 100% of the price paid for each share in the controlling stake to our holders of both common and preferred shares.

Establishment of a single one year mandate for the entire board of directors. Our board of directors shall be composed of no fewer than nine and no more than twelve members elected at a general meeting of shareholders to serve for a unified term of office of one year, with the option for reelection.

Free float. It is required that at all times at least 25% of our total capital stock is held by persons or entities other than those party to our shareholders’ agreement. As of March 31, 2004, we were not in compliance with this requirement. However, we received a waiver from Bovespa and must comply with the requirement by September 2004 or request for an extension of the waiver.

Public offers of shares through mechanisms intending to favor capital dispersion and broader retail access. In any and all public distributions of stock, we shall exert our best efforts towards shareholding dispersion, adopting special procedures to ensure (i) access to all interested investors, or (ii) allocation of at least 10% of the total distribution to individuals or non-institutional investors.

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

In every quarter, the quarterly information statement must be presented no later than fifteen days after the deadline prescribed by law for presentation thereof. The quarterly information statement must also enclose a special revision report, issued by an independent auditor duly registered with the Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), or the CVM, in accordance with CVM regulations.

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

Shareholder agreement, stock option program and contracts with the same economic group. Upon signing a new shareholders’agreement, we must forward it and notify Bovespa within five days of the respective filing and/or annotation in our files.

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

According to the Brazilian corporate law, the resolutions of a general shareholders’ meeting shall be passed by a simple majority of votes, abstentions not being taken into account. Nevertheless, according to Brazilian corporate law, the approval of shareholders representing at least one-half plus one of our existing voting shares shall be necessary for a resolution which:

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

  creates founders’ shares;

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

Preemptive Rights

Under Brazilian corporate law, upon the issuance of new common or preferred shares or securities convertible into shares, all shareholders shall have the right to subscribe proportionately for the same class of shares they own. If the issuance of shares causes alterations in the existing proportion of common to preferred shares, our shareholders have the right to subscribe for the same class of shares already owned. This right may be extended to another class of shares if the former is insufficient to assure a shareholder the same proportion in the stock capital as such shareholder had before the capital increase. In the case of the issuance of shares of a different class from those existing before the new issuance, each shareholder has the right to subscribe for each class of share created by the increase in the proportion to the number of shares already owned. These preemptive rights are freely transferable. A minimum period of 30 days following the publication of notice of the capital increase must be allowed for the exercise of the preemptive rights. Our by-laws authorize us to issue shares (or securities convertible into shares) without preemptive rights, as long as the placement of the shares is made through sales on a stock exchange, by public subscription or by an exchange of shares in a public tender offer.

In the event of a capital increase by means of the issuance of new shares, holders of ADSs or preferred shares would, except as described above, have preemptive rights to subscribe for new shares. However, holders may not be able to exercise the preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

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

  to transfer all of our shares to another company in order to make us a wholly owned subsidiary of such company, known as an incorporação de ações;

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

Transfer of Shares; Limitations on Shareholdings

There are no legal restrictions on the transferability of our common shares, except as described in the shareholders’agreement. However, the CVM has issued rules providing that whenever a controlling shareholder makes a purchase of any class of shares (or securities convertible into shares) that results in an increase (or a potential increase) by at least 5% of a company’s share capital, the controlling shareholder must immediately provide notice of this purchase to the CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

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

Changes in Capital

Our corporate capital amounts to R$2,748,650,800 and consists of 828,371,343 common shares and 1,198,784,187 preferred shares. There are 1,700,000 preferred shares that correspond to a capital amount of R$12.9 million, which have not been paid in. We intend to reduce our corporate capital by canceling these shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$5,000,000,000.00. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval, and without maintaining the existing proportion among the classes of shares, subject to the applicable limitations under Brazilian law.

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

  Non-controlling shareholders which represent at least 15% of our voting shares will have the right to elect one member of the board of directors by separate vote, but only until the annual general meeting to approve our 2004 financial statements. This director shall be chosen from a list, containing three candidates, prepared by the controlling shareholders. With respect to the 2006 annual general meeting, such director shall be elected as set forth in Law No. 10,303, regardless of the director’s mandated term;

  Non-voting, non-controlling shareholders representing at least 10% of the total capital stock will have the right to elect one member of the board of directors by separate vote;

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

Net Brasil Programming Agreement

Historically, we have purchased all of our programming from our affiliate Net Brasil, which is owned 40% by us and indirectly owned 60% by Globopar. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby Net Brasil’s role in acquiring programming for us has been altered. See “Item 4. Information on the Company—Pay-Television—Programming Sources” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement” for additional details about the programming agreement with Net Brasil.

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

From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual depreciation of the real relative to the U.S. dollar. On January 13, 1999, the band was set at between R$1.20 and R$1.32 per US$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.1647 per US$1.00 on March 3, 1999. The exchange rate improved over the rest of 1999, and closed that year at R$1.789 per US$1.00. During 2000, the exchange rate remained fairly stable. Since then, the exchange rate has fluctuated considerably. From January 1, 2001 through December 31, 2001, the real depreciated by approximately 18.7%. From January 1, 2002 through December 31, 2002, the real depreciated by approximately 52.3%. From January 1, 2003 through December 31, 2003, the real appreciated by approximately 18.2%, and at March 31, 2004, the commercial selling rate was R$2.9086 per US$1.00. At June 25, 2004, the commercial selling rate was R$3.1096 per US$1.00. The Central Bank has only intervened occasionally to control unstable movements in the foreign exchange rate.

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

Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits”(as defined in Brazilian corporate law), we will, subject to certain exceptions, be required to pay a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” We have never reported adjusted net profits and consequently have never paid the mandatory distribution. We do not anticipate reporting adjusted net profits in the near term. We intend to retain any profits in excess of any mandatory distribution in a supplementary reserve for use in the operation and expansion of our business, and therefore we do not anticipate paying any dividends in excess of any mandatory distribution for the foreseeable future.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2003, the balance of our legal reserve was R$0, which was equal to 0% of our paid-in capital at December 31, 2003.

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

At December 31, 2003, we had no investment reserve.

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

Mandatory Distribution

Brazilian corporate law generally requires that the by-laws of each Brazilian company specify for each fiscal year a minimum percentage of net income available for distribution by the company in the form of dividends to shareholders. Under our by-laws, the mandatory distribution has been fixed as an amount equal to not less than 25% of net income, to the extent that such amounts are available for distribution.

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

Payment of Dividends

We are required by Brazilian corporate law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders must decide whether or not an annual dividend will be paid. The payment of annual dividends is based on the financial statements for the relevant fiscal year. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date the dividend is declared, unless a shareholders’ resolution sets forth another date of payment, which in either case, must occur prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period from the dividend payment date to claim unpaid dividends in respect of their shares.

Our by-laws permit us, upon the approval of our board of directors, to pay interim dividends out of pre-existing and accumulated profits for the preceding fiscal year or semester.

In general, shareholders who are not residents of Brazil must register their Brazilian investments with the Central Bank in order to be allowed to receive dividends, sales proceeds or other amounts with respect to their foreign investments outside of Brazil. The preferred shares underlying the ADSs are held by Morgan Guaranty Trust Company of New York, also known as the custodian, as agent for the depositary and is the registered owner on the records of the registrar for our shares. The depositary electronically registers the preferred shares underlying the ADS with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to those shares eligible to be remitted outside Brazil.

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

Due to the operating losses we have recorded since our formation, as well as to the limitations on dividends imposed by certain of our debt agreements, we have never paid cash dividends on our preferred or common shares.

Record of Dividend Payments and Interest Attributed to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for the distribution of interest attributed to shareholders’equity to shareholders as an alternative form of payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, a long-term interest rate that includes an inflation factor that is reset quarterly. We may treat these payments as a deductible expense for corporate income tax and social contribution purposes, but the deduction cannot exceed the greater of:

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

Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or by the shareholder, and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 20%.

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

Taxation of Foreign Exchange Transactions. The conversion by a non-Brazilian holder of Brazilian currency into non-Brazilian currency is subject to a tax on exchange transactions known as IOF/Câmbio. The rate of this tax is currently zero, but the rate may be increased by the Minister of Finance to as high as 25%.

Taxation on Bonds and Securities Transactions. IOF/Títulos may be imposed upon the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the Brazilian stock exchange. The rate of this tax is currently zero but may be increased at the discretion of executive branch.

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

Our reports and other information filed by us with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and are also available for inspection and copying at the regional office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials are also available from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at set rates. In addition, the Commission maintains a website www.sec.gov where those documents electronically filed with the Commission may be found.

We furnish JPMorgan Chase Bank, as the depositary of ADSs, annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Brazilian GAAP. We also furnish the depositary six-month reports in English which include audited semi-annual consolidated financial information prepared under Brazilian GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are also exempt from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

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

A substantial portion of our indebtedness and operating costs, including, to a lesser degree, our programming costs, is denominated in U.S. dollars. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations, as well as our ability to meet our debt service obligations.

The table below provides information about our debt obligation in U.S. dollars. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates.

	As of December 31, 2003 (Expected Maturity Date)

	(in millions)

	2003	Total

Debt denominated in U.S. dollars	221.7	221.7
Debt denominated in Reais	128.3	128.3
Total short-term and long-term debt	349.9	349.9

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

The percentages and amounts of our debt subject to fixed and floating interest rates as of December 31, 2003 were as follows:

	Percentage of total debt	Amount in US$ millions

Floating rate debt:
Denominated in U.S. dollars	35%	US$ 124.0
Denominated in Brazilian reais	37%	128.3

Fixed rate debt:
Denominated in U.S. dollars	28%	97.7
Total	100%	US$ 349.9

Our floating interest rate exposure is primarily subject to the variations of: (i) LIBOR as it relates to the U.S. dollar-denominated floating rate notes and our IFC facility; and (ii) the IGP-M a monthly inflation index published by the Getúlio Vargas Foundation as it relates on the majority of the outstanding debentures issued in Brazil. On December 31, 2003, the TJLP was fixed at 11.5% per year. In 2003, the accumulated IGP-M was 8.7%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not made scheduled principal or interest payments on any of our debt since prior to December 2002. Our non-payment of these scheduled principal and interest payments constitutes an event of default under these debt facilities and instruments, which permits, subject to applicable procedural requirements, our various lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments. In December 2002, Unibanco filed a collection suit against us in the civil court of São Paulo to recover approximately R$72.2 million (US$20.4 million) relating to amounts outstanding on a loan made to us. Although this action has been suspended, we cannot assure you that such action will not be reinstituted or that our other lenders or debt holders will not seek to accelerate amounts outstanding under any of our debt facilities or instruments or seek to exercise legal remedies to enforce their rights thereunder or in accordance with Brazilian law. See “Item 4. Information on the Company—Legal Proceedings” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) and has concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report and that there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A. Audit Committee Financial Expert

We are not currently required to, and currently do not, maintain a permanent audit committee. However, the board of directors has agreed to create such a permanent audit committee. Until this process is finalized, our entire board of directors is acting in the capacity of the audit committee.

Once the audit committee is established, it will have at least one member that will qualify as the “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B. Code of Ethics

We presently have a code of ethics that applies to all of our employees. We do not currently have a code of ethics which applies specifically to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions. However, we are in the process of compiling such a code of ethics that will comply with the requirements of both U.S. and Brazilian law. We plan to implement this code of ethics in the current fiscal year. Once implemented, the code of ethics will appear on our website at www.ir.netservicos.com.br.

ITEM 16C. Principal Accountant Fees and Services

Ernst & Young Auditores Independentes S.S. acted as our independent auditor for the years 2003 and 2002. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years (including related expenses) and breaks down the amounts by category of service in U.S. dollars in historical amounts:

	Total Fees

	(in thousands)

	2003	2002

Audit-Fees	504.3	431.2
Audit-Related Fees	281.8	51.4
Tax Fees	7.6	-
All Other Fees	-	-
Total	793.7	482.6

Audit Fees

Audit fees in the above table are in the aggregate fees billed by Ernst & Young Auditores Independentes S.S. in connection with the audit of our annual financial statements and review of our quarterly financial information.

Audit-Related Fees

Audit-related fees in the above table are in the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for providing assistance to management in documenting internal controls policies and procedures over financial reporting. This assistance was part of a management led project and was specifically approved by our board of directors.

Tax Fees

Tax fees in the above table are in the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for tax compliance.

All Other Fees

We did not incur any other fees.

Pre-Approval Policies and Procedures

Our board of directors has established pre-approval policies and procedures for the engagement of its independent auditors for audit and non-audit services.

The board of directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services as defined by the Sarbanes-Oxley Act of 2002.

Part III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1

By-laws of Net Serviços de Comunicação S.A., as amended on October 30, 2002, together with an English-language translation thereof (incorporated by reference to Exhibit 1.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.1

Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicaçâo S.A.), as Issuer, the Guarantors named therein, as Guarantors, and The Chase Manhattan Bank N.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s issuance of its US$185 million Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

2.2

Indenture, dated as of October 31, 1997, among Net Sul TV a Cabo e Participações Ltda., as Issuer, the Guarantors named therein, as Guarantors, The Chase Manhattan Bank, New York, as Trustee, The Chase Manhattan Bank, New York, as Registrar and Paying Agent, The Chase Manhattan Bank, London Branch, as Transfer Agent, Calculation Agent and Paying Agent, Chase Manhattan Bank Luxembourg, S.A., as Paying Agent, and Chase Trust Bank, as Principal Paying Agent (incorporated by reference to Exhibit 2.2 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.3

First Supplemental Indenture, dated as of December 18, 1998, to the Indenture, dated as of October 31, 1997, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.3 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.4

Second Supplemental Indenture, dated as of August 30, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.4 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.5

Third Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.5 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.6

Fourth Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 and October 31, 2000 among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.6 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.7

Letter Agreement, dated as of August 28, 2003, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.

2.8

Letter Agreement, dated as of January 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.

2.9

Letter Agreement, dated as of April 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.

2.10	Form of Commitment Letter among Net Serviços de Comunicação S.A. and its creditor.

4.1

Shareholders’ Agreement, dated as of July 11, 2002, among Distel Holding S.A., Roma Participações Ltda., Bradesplan Participações S.A., BNDES Participações S.A., Microsoft B.V., RBS Participações S.A., Zero Hora Editora Jornalistica S.A., and, furthermore, as Intervening Parties, Net Serviços de Comunicação S.A.’s, Globo Comunicações e Participações S.A., Bradespar S.A. and Microsoft Corporation, together with an English-language translation thereof (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A. and Net Serviços de Comunicaçâo S.A.

4.4

Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.5

First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.6

Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicaçâo S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Net Serviços de Comunicaçâo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.

12.1

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

/s/ Francisco Tosta Valim Filho

Name: Francisco Tosta Valim Filho
Title: Chief Executive Officer

/s/ Leonardo Porciúncula Gomes Pereira

Name: Leonardo Porciúncula Gomes Pereira
Title: Chief Financial Officer

Date: June 30, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

[Financial to be attached.]

NET SERVIÇOS DE COMUNIÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

Contents

Report of Independent Auditors	F-1

Consolidated Balance Sheets as of December 31, 2003 and 2002	F-2
Consolidated Statements of Operations for the Years ended December 2003, 2002 and 2001	F-4
Consolidated Statements of Changes in Capital Deficiency (Stockholders Equity) and Comprehensive Loss for the Years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the Years ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in capital deficiency (stockholders’ equity), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Notes 3 and 6 to the accompanying consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets effective January 1, 2002.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
February 20, 2004

NET SERVIÇOS DE COMUNIÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002
(Expressed in thousands of United States dollars, except share amounts)

		2003		2002

Assets
Current assets
Cash and cash equivalents	US$	68,811	US$	15,755
Trade accounts receivable, net of allowance for doubtful accounts of $ 14,951 in 2003 and $11,916 in 2002		36,054		29,612
Recoverable income taxes		5,134		2,389
Prepaid expenses and other assets		3,491		4,794

Total current assets	US$	113,490	US$	52,550

Property and equipment, net		374,724		349,914
Investments and advances to equity investees		2,403		857
Goodwill on acquisition of consolidated subsidiaries, net		268,639		221,687
Judicial deposits		23,751		14,470
Deferred and recoverable income taxes		10,882		3,437
Other non-current assets		7,802		1,552

Total assets	US$	801,691	US$	644,467

		2003		2002

Liabilities and capital deficiency (stockholders' equity)
Current liabilities
Trade accounts payable	US$	20,478	US$	25,785
Accounts payable to programmers, principally with related parties		56,075		51,060
Income taxes payable		2,918		201
Sales taxes		12,116		13,586
Payroll and related charges		9,884		5,680
Debt		349,932		323,748
Deferred revenue		16,713		14,846
Interest and other financial charges payable		107,583		39,765
Accrued expenses and other liabilities		6,523		3,283

Total current liabilities	US$	582,222	US$	477,954
Non-current liabilities
Accounts payable to programmers, including $ 12,851 with related parties		16,051		-
Due to related companies		2,063		2,111
Deferred sign-on, hook-up fee and programming benefit		23,899		19,980
Reserve for contingencies		175,883		100,729
Accrued expenses and other liabilities		4,464		7,443

Total non-current liabilities	US$	222,360	US$	130,263

Total liabilities	US$	804,582	US$	608,217

Commitments and contingencies

Capital deficiency (stockholders' equity) Preferred stock, no par value, shares authorized, issued and outstanding (2003 and 2002 - 1,198,784,187)		1,493,279		1,493,279
Common stock, no par value, shares issued and outstanding (2003 and 2002 - 828,371,343)		811,737		811,737
Additional paid-in capital		15,027		10,357
Accumulated deficit		(2,092,032)		(2,046,629)
Accumulated other comprehensive loss, net		(230,902)		(232,494)

Total capital deficiency (stockholders' equity)	US$	(2,891)	US$	36,250

Total liabilities and capital deficiency (stockholders' equity)	US$	801,691	US$	644,467

See notes to consolidated financial statements.

Net Serviços de Comunicação S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,

		2003		2002		2001
Revenue
Subscriptions	US$	448,254	US$	433,538	US$	512,263
Telecommunication services		19,061		18,311		24,133
Pay-per-view		17,152		16,614		19,389
Sign-on and hook-up fees		8,846		9,294		20,456
Other services		10,035		10,308		11,581

Total revenue		503,348		488,065		587,822
Taxes and other deductions from revenues		(93,789)		(84,519)		(94,749)

Net operating revenue		409,559		403,546		493,073
Programming and other operating costs of which US$135,647 relates to programming (US$144,542 in 2002 and US$ 152,941 in 2001)		(225,790)		(235,452)		(264,337)
Selling, general and administrative expenses		(80,170)		(91,323)		(110,534)
Depreciation and amortization		(66,183)		(78,692)		(226,148)
Impairment of goodwill		-		(2,773)		-
Other		(2,138)		(3,534)		(1,171)

Total operating costs and expenses		(374,281)		(411,774)		(602,190)

Operating income (loss)		35,278		(8,228)		(109,117)

Other income (expenses)
Monetary indexation, net		(3,532)		(26,004)		(39,699)
Gain (loss) on exchange rate, net		40,014		(134,016)		(85,480)
Interest expense		(80,034)		(67,254)		(85,787)
Financial expense, net		(36,453)		(95,064)		(40,188)
Interest income		7,650		7,643		11,730
Other		(2,657)		(4,802)		489

Total other expenses, net		(75,012)		(319,497)		(238,935)

Loss before equity in results of investees		(39,734)		(327,725)		(348,052)
Equity in losses of investees		(580)		(1,162)		(36)

Loss before income taxes and cumulative effect of accounting change

		(40,314)		(328,887)		(348,088)
Income tax expense		(5,089)		(4,385)		(1,385)

Loss before cumulative effect of accounting change

		(45,403)		(333,272)		(349,473)
Cumulative effect of accounting change

		-		(367,733)		-

Net loss	US$	(45,403)	US$	(701,005)	US$	(349,473)

Basic and diluted loss per share before cumulative effect of accounting change	US$	(0.02)	US$	(0.35)	US$	(1.24)

Cumulative effect of accounting change	US$	-	US$	(0.39)	US$	-

Net loss per share, basic and diluted	US$	(0.02)	US$	(0.75)	US$	(1.24)

Weighted average number of common and preferred shares outstanding		2,027,155,530		939,811,380		280,782,166

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY (STOCKHOLDERS EQUITY) AND
COMPREHENSIVE LOSS
Years Ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars, except share amounts)

	Number of shares issued			Capital stock						Additional paid-in capital		Unpaid capital		Accumulated deficit		Accumulated others comprehensive loss		Total

	Common	Preferred		Preferred		Common		Total

Balance at December 31, 2000	157,953,841	121,189,144	US$	1,259,943	US$	652,455	US$	1,912,398	US$	10,357	US$	(13,967)	US$	(996,151)	US$	(124,401)	US$	788,236

Deferred stock compensation	-	-		-		-		-		-		1,190		-		-		1,190
Conversation of debentures	1,982,301	-		12,565		-		12,565		-		-		-		-		12,565
Change in cumulative translation adjustment for the year	-	-		-		-		-		-		-		-		(125,144)		(125,144)
Net loss for the year	-	-		-		-		-		-		-		(349,473)		-		(349,473)

Balance at December 31, 2001	159,936,142	121,189,144		1,272,508		652,455		1,924,963		10,357		(12,777)		(1,345,624)		(249,545)		327,374

Amortization of compensation cost of employees stock purchase plan	-	-		-		-		-		-		594		-		-		594
August 9, 2002 activities

Capitalization of advances made for future capital	23,645,241	352,012,573		5,524		82,235		87,759		-		-		-		-		87,759
Conversation of debentures, net of issuance costs	293,004,176	-		67,297		-		67,297		-		-		-		-		67,297
Capital contribution, net of issuance costs	198,909,005	75,893,597		43,452		14,244		57,696		-		-		-		-		57,696
Capitalization of programming credits due to shareholders	-	3,193,830		-		746		746		-		-		-		-		746

	515,558,422	431,100,000		116,273		97,225		213,498		-		-		-		-		213,498
August 19,2002 activities
Capitalization of advances made for future capital	37,811,449	276,082,012		8,499		62,057		70,556		-		-		-		-		70,556
Conversation of debentures, net of issuance costs	229,591,244	-		51,607		-		51,607		-		-		-		-		51,607
Capitalization of programming credits due to shareholders	221,691,214	-		49,832		-		49,832		-		-		-		-		49,832

	489,093,907	276,082,012		109,938		62,057		171,995		-		-		-				171,995
September 25, 2002 activities

Capitalization of advances made for future capital	35,872,799	-		6,740		-		6,740		-		-		-		-		6,740
Capital contribution, net of issuance costs	22,917	187		3		-		3		-		-		-		-		3

	35,895,716	187		6,743		-		6,743		-		-		-				6,743

Treasury stock repurchase	(1,700,000)	-		(12,183)		-		(12,183)		-		12,183		-		-		-
Change in cumulative translation adjustment for the year	-	-		-		-		-		-		-		-		17,051		17,051
Net loss for the year	-	-		-		-		-		-		-		(701,005)		-		(701,005)

Balance at December 31, 2002	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	10,357	US$	-	US$	(2,046,629)	US$	(232,494)	US$	36,250

Tax benefit of transactions with stockholders	-	-		-				-		4,670				-		-		4,670
Change in cumulative translation adjustment for the year	-	-		-				-		-		-		-		1,592		1,592
Net loss for the year	-	-		-				-		-		-		(45,403)		-		(45,403)

Balance at December 31, 2003	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	15,027	US$	-	US$	(2,092,032)	US$	(230,902)	US$	(2,891)

												2003		2002		2001

Net loss for the year												(45,403)		(701,005)		(349,473)
Cumulative translation adjustments												1,592		17,051		(125,144)

Total comprehensive loss											US$	(43,811)	US$	(683,954)	US$	(474,617)

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Years Ended December 31,

	2003	2002	2001

Operating activities
Net loss for the year	US$ (45,403)	US$ (701,005)	US$ (349,473)
Adjustments to reconcile net loss
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	1,187	4,777	2,033
Amortization of deferred sign-on and hook-up fee revenues	(4,444)	(4,412)	(5,594)
Equity in losses of investees	580	1,162	36
Non-cash compensation expense	228	-	-
Exchange losses, monetary indexation and interest expense, net	58,149	197,825	127,549
Depreciation and amortization	66,183	78,692	226,148
Impairment of goodwill	-	2,773	-
Deferred income taxes	(7,665)	3,364	1,385
Tax benefit of transaction with stockholders	4,670	-	-
Cumulative effect of accounting change	-	367,733	-
Result on write off and disposal of assets, net	1,776	(798)	(2,292)
Amortization of stock purchase plan compensation cost	-	594	1,190
Contingencies additions	26,303	60,987	-
(Increase) decrease in operating assets
Trade accounts receivable	151	(280)	2,339
Income taxes recoverable	(1,028)	5,638	3,134
Prepaid expenses and other assets	(13,953)	(958)	(11,331)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers	(8,889)	95,774	21,052
Income taxes payable	2,523	1,021	(1,654)
Payroll and related charges	2,546	(3,615)	(1,613)
Sales taxes, accrued expenses and other liabilities	(7,456)	11,316	20,393
Reserve for contingencies	(11,828)	(12,873)	-

Net cash provided by operating activities	63,630	107,715	33,302

Investing activities
Acquisition of investments
and advances to related companies, net of repayments	(1,180)	2,651	(718)
Acquisition of property and equipment	(22,827)	(37,959)	(132,175)
Proceeds from sale of equipment	4,567	8,631	3,884

Net cash used in investing activities	(19,440)	(26,677)	(129,009)

Financing activities
Short-term debt
Issuances	37	46,120	94,641
Repayments	(86)	(102,266)	(175,272)
Long-term debt
Issuances	-	-	160,278
Repayments	-	(107,423)	(148,700)
Related party loans
Issuances	16	2,332	154,741
Repayments	(6)	(1,227)	(39,204)
Capital contributions in cash	-	91,961	-

Net cash (used) provided by financing activities	(39)	(70,503)	46,484

Effect of exchange rate changes on cash and cash equivalents	8,905	(7,254)	(11,850)

Net increase (decrease) in cash and cash equivalents	53,056	3,281	(61,073)
Cash and cash equivalents at beginning of the year	15,755	12,474	73,547

Cash and cash equivalents at end of the year	US$ 68,811	US$ 15,755	US$ 12,474

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 510	US$ 851	US$ 1,567
Cash paid for interest	US$ -	US$ 57,288	US$ 78,072

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars)

1. Business Overview and Financial Condition

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies. The Company is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded at the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

Pursuant to a shareholders’ agreement of July 11, 2002, the Company is controlled, jointly with BNDESPAR, Bradesplan, RBS, Roma Participações Ltda. (Romapar) and Distel Holding S.A. Romapar and Distel are controlled by Globo Comunicações e Participações S.A. (Globopar), an investment company part of the largest media and entertainment group in Brazil. The following table sets forth the interest in the Company’s common voting capital in 2003 and 2002:

Distel Holding S.A.	31.0%
Roma Participações Ltda.	36.2%
Bradesplan Participações S.A.	15.8%
BNDES Participações S.A.	8.4%
RBS Participações S.A.	6.8%
Public	1.8%

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities. The Company holds 46 licenses to operate pay-television systems in 44 cities. Since February 1997, the licenses are issued on a non-exclusive basis by Anatel, the national communication agency for a term of 15 years, automatically renewable, subject to fulfillment of technical and financial requirements, compliance with applicable laws and regulations and payment of a fee.

The Company holds the following direct and indirect subsidiaries in percentage of participation - % at December 31:

	2003		2002

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	86.00	14.00	86.00	14.00
Net Belo Horizonte Ltda.	100.00	-	100.00	-
TV Vídeo Cabo de Belo Horizonte S.A.	100.00	-	100.00	-
CMA Participações S.A.	50.60	46.60	50.60	46.60
Dabny, LLC	99.99	0.01	99.99	0.01
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	100.00	-	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife S.A.	100.00	-	100.00	-
Net São Paulo Ltda.	97.78	2.22	94.37	5.63
Cabodinâmica TV Cabo São Paulo S.A.	63.00	37.00	63.00	37.00
Net Campinas Ltda.	100.00	-	100.00	-
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S.A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Jaguari Telecomunicações S.A.	99.94	0.06	91.67	8.33
Vicom Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	-	100.00	-	100.00
Net Ribeirão Preto S.A.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Goiânia S.A.	-	100.00	-	100.00
Net Anápolis Ltda.	-	100.00	-	70.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Reyc Comércio e Participações Ltda.	0.50	99.50	0.50	99.50
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção da TV Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Televisão a Cabo de Novo Hamburgo Ltda. (*)	-	-	-	100.00
Uruguaiana – Empresa de TV a Cabo Ltda. (*)	-	-	-	100.00
Televisão a Cabo Vindima Ltda.	-	100.00	-	100.00
Net Florianópolis S.A.	-	100.00	-	100.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Americapar Participações Ltda. (*)	-	-	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
TV Cabo de Chapecó Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Net Sul Provedor de Acesso Ltda. (*)	-	-	-	100.00
Cable S.A.	44.25	55.75	44.25	55.75
Equity investees
TV Cabo e Comunicações de Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-
Net Brasil S.A.	40.00	-	40.00	-

Net Brasil S.A. is a programming and support services broker for the NET and SKY systems, indirectly controlled by Globo Comunicações e Participações S.A.

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged and the Company acquired the minority interest in Net Anápolis Ltda.

The Company and its subsidiaries have made significant investments in the acquisition, construction and expansion of cable networks. The main construction phase of the cable networks was completed in 1998. These investments and the Company’s operating losses and working capital deficits have been funded by the Company’s stockholders and by loans.

On December 2, 2002, due to deteriorated economic conditions in Brazil, the Company announced its decision to review its cash flow and commenced negotiations with various lenders and debt holders with regard to a restructuring of its debt facilities and instruments.

As a result of the non-payment of scheduled principal or interest payments on Company’s debt since December 2, 2002, and as a result of not maintaining specified financial ratios nor meeting specified financial tests required under its debt facilities and instruments, at December 31, 2003 and 2002, all of Company’s indebtedness, except leasing, had been classified as “current”. As of December 31, 2003 and 2002, scheduled principal payments on debt totaled US$ 349.9 million and US$ 323.7 million, respectively.

Due to the failure to settle certain obligations, which could have their payment flows impacted by the completion of the ongoing debt restructuring process, and the disputes regarding the compliance with restrictive contractual covenants, the Company is subject to the possibility of a collection suit from creditors, either independently or jointly.

At December 31, 2003, overdue credits corresponding to 8.8% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, or its ability to continue the negotiations with other creditors.

The Company understands that achieving balance between its cash generation and its debt obligation is essential. Thus, negotiations with its financial creditors should be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent with the Company’s business plan in the medium term. Specific costs related to the current debt – restructuring of approximately US$5,600, were recorded as deferred financing costs at December 31, 2003. Upon the successful completion of the current debt restructuring negotiations, such deferred costs will be amortized concurrent with such restructured debt.

During the week of March 17, 2003, the Company submitted a initial proposal to its creditors, along with the revised long term business plan. During 2003, the business plan was assessed and approved by the creditors. As a result of negotiations, the economic basis of the debt reestructuring was discussed among the company, its creditors and stockholders. Management expects to formalize the basis of the renegotiation plan during the first-half of 2004.

Due to the operating improvements and measures for reducing costs, as negotiation with the content providers detaching the programming costs from U.S. dollars, most of operating subsidiaries are generating operating profits.

The strengthening of the Brazilian Real exchange rate had a positive effect on the Company’s financial position and results of operations due to its high level of foreign currency denominated debt. The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$ 2.8892: US$1.00 at December 31, 2003, R$ 3.5333: US$1.00 at December 31, 2002 and R$ 2.3204: US$1.00 at December 31, 2001. At February 20, 2004 the exchange rate was R$ 2.9878: US$1.00.

The accompanying consolidated financial statements do not reflect any adjustments that might be required upon the resolution of the uncertainties discussed above.

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as reporting currency. The accounting principles adopted under US GAAP differ in certain respects from those required under Brazilian GAAP, used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as functional currency as from January 1, 1998 when management concluded that Brazilian economy was no longer highly-inflationary. Under the translation criteria adopted as from January 1, 1998 assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2003 – US$ 1.00: R$ 2.8892; December 31, 2002 – US$ 1.00: R$ 3.5333) and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 40 and 50 percent-owned investees, Net Brasil S.A. and TV Cabo e Comunicações de Jundiaí S.A. respectively, are accounted for by the equity method.

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

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view and revenues from providing high-speed data services. Revenue is recorded in the month the services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period that subscribers are expected to remain connected to the system. Telecommunication revenue comprises revenues from the use of Vicom networks for data interchange and is also recorded in the month services are provided. Sales taxes and other deductions included in gross revenues are recorded as deductions from revenues.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$ 16,917, US$ 12,160 and US$ 17,688 for the years ended December 31, 2003, 2002 and 2001, respectively, which are reflected in the consolidated statement of operations under “Selling, general and administrative expenses”.

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

g) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed data services. Materials to be used for the construction of the cable plant are recorded under property and equipment. Expenses for repairs and maintenance of networks, not considered to extend the useful life of the underlying asset, are charged to operations as incurred. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the carrying value exceeds its fair value. Management believes that no impairment of fixed assets existed as of December 31, 2003 and 2002.

Following the upgrades made to the cable plant in connection with building a two-way communication to allow introduction of its broadband internet services, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable network. Company management, based on an external independent-study, decided to revise the estimated economic useful lives of specified asset categories, as from January 1, 2002. Accordingly the depreciation rate of the net book value of the following item have been revised:

Description	Prior to 2002	Revised 2002 useful life

Cable Network	5-8	12-15
Optic fiber	10	15
Decoders	8	10
Cable MODEM	8	10

The impact of this change in the estimated useful life was a decrease in depreciation charges resulting in a reduction of Company’s 2003 net loss of US$ 7,597.

h) Goodwill

In January 2002, the Company adopted FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which required that goodwill no longer be amortized.

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

The Company completed the initial impairment review for the reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its corporate data transmission business into one separate reporting unit. The fair value of the reporting units was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. The Company decided to perform its impairment test annually at December 31. As a result of the annual impairment test there were no impairment charge in 2003.

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

j) Derivative contracts

To help mitigate the Company’s overall foreign currency risk, the Company primarily uses foreign exchange contracts. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded through financial expense or income.

k) Per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and preferred stock is considered to be a common stock equivalent in sharing losses. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company equal to approximately 3 million shares in 2003 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

l) Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the statement of changes in capital deficiency (stockholders’ equity). In our case, comprehensive loss comprises the translation adjustments included in the “CTA” component of capital deficiency (stockholders’ equity).

m) Accounting for stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No.25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company’ stock options is less than the market price of the underlying shares on the date of grant, compensation is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation ” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on the Company’s net loss and net loss per share.

n) Recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interests Entities” (“FIN 46”). The objective of FIN 46, as revised in December 2003, is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

4. Cash and Cash Equivalents

	2003	2002

Cash	US$ 4,541	US$ 7,186
Brazilian Interbank Deposit – “CDI”	16,436	8,521
Financial Investments Funds	44,243	47
Others	3,591	1

	US$ 68,811	US$ 15,755

The funds are invested in securities denominated in Brazilian reais (R$) and, accordingly, the Company is exposed to the risk of devaluation of the Brazilian real against the U.S. dollar, as well as the credit risk on the underlying securities.

5. Recoverable Income Tax

	2003	2002

Withholding income taxes	US$ 7,658	US$ 5,372
Current portion	(5,134)	(2,389)

Non-current portion	US$ 2,524	US$ 2,983

Recoverable income tax represents income tax withheld upon redemption of certain investments and is available to be utilized against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset its liability for income tax withheld from employees.

6. Goodwill on Acquisition of Consolidated Subsidiaries, Net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142, the Company recorded a non-cash charge of US$ 367,733 to reduce the carrying value of Goodwill. Such charge is non operational in nature and is reflected as a cumulative effect of accounting change in the accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology.

On December 31, 2002, the date on which the Company decided to perform its annual impairment test, the Company, based on fair value analysis of its four reporting units, recorded an additional non-cash charge of US$ 2,773 on the carrying value of Goodwill associated with Vicom, which is recorded as a component of operating income in the accompanying consolidated statement of operations.

On December 31, 2003, the date on which the Company performed its annual impairment test, the Company concluded that no impairment was required.

The Company recorded amortization expense of US$ 63,726 for the year ended December 31, 2001. As of January 1, 2002, in connection with the adoption of SFAS No. 142, the Company no longer amortizes goodwill. Applying the effects of adoption of SFAS No. 142 to the year ended December 31, 2001 would have resulted in the following pro-forma net loss for the year ended December 31, 2001:

2001

Net loss as reported on historical basis	US$ (349,473)
Exclude amortization of goodwill	63,726

Pro forma net loss	US$ (285,747)

Pro forma net loss per share basic and diluted	US$ (1.02)

Because goodwill is nondeductible for tax purposes, there is no income tax impact. The impairment charge was treated as a permanent difference in the computation of the deferred taxes, same treatment previously given to goodwill amortization.

A summary of changes in the Company’s goodwill during the years ended December 31, 2003 and 2002 and total assets at December 31, 2003 and 2002 by reporting units is as follows:

	January 1, 2003	Addition	Gain on translation	December 31, 2003

Region I
Net Campinas Ltda.	US$ 38,136	US$ -	US$ 8,501	US$ 46,637
Net São Paulo Ltda.	17,925	-	3,996	21,921
Net São Carlos S.A.	3,975	-	886	4,861
Net Piracicaba Ltda.	2,929	-	653	3,582
Net Franca Ltda.	544	-	121	665
Net Indaiatuba Ltda.	90	-	20	110
Others	12,246	-	56	12,302

Region II
Net Belo Horizonte Ltda.	8,714	-	1,943	10,657
Net Rio S.A.	8,442	-	1,881	10,323
Net Brasília Ltda.	4,016	-	896	4,912
Net Recife S.A.	937	-	209	1,146
Net Anápolis Ltda.	-	210	(4)	206
Others	1,075	-	240	1,315

Region III
Net Sul Comunicações Ltda.	113,483	-	25,299	138,782

Region IV
Vicom Ltda.	9,175	-	2,045	11,220

TOTAL	US$ 221,687	US$ 210	US$ 46,742	US$ 268,639

	January 1, 2002	Cumulative Effect of accounting change	Loss on translation	4th Quarter impairment	December 31, 2002

Region I
Net Campinas Ltda.	US$ 58,070	US$ -	US$ (19,934)	US$ -	US$ 38,136
Net São Paulo Ltda.	27,294	-	(9,369)	-	17,925
Net São Carlos S.A.	6,052	-	(2,077)	-	3,975
Net Piracicaba Ltda.	4,460	-	(1,531)	-	2,929
Net Franca Ltda.	828	-	(284)	-	544
Net Indaiatuba Ltda.	136	-	(46)	-	90
Others	12,424	-	(178)	-	12,246

Region II
Net Belo Horizonte Ltda.	13,269	-	(4,555)	-	8,714
Net Rio S.A.	12,854	-	(4,412)	-	8,442
Net Brasília Ltda.	6,116	-	(2,100)	-	4,016
Net Recife S.A.	1,426	-	(489)	-	937
Others	1,637	-	(562)	-	1,075

Region III
Net Sul Comunicações Ltda.	529,801	(357,000)	(59,318)	-	113,483

Region IV
Vicom Ltda.	28,926	(10,733)	(6,245)	(2,773)	9,175

TOTAL	US$ 703,293	US$ (367,733)	US$ (111,100)	US$ (2,773)	US$ 221,687

The translation results were included in the Cumulative Translation Adjustment (CTA) component of capital deficiency, and in the statement of comprehensive loss for the year.

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

	2003		2002

	Cost	Accumulated depreciation	Net Book Value	Net Book Value

Cable network	US$ 811,900	US$ (522,705)	US$ 289,195	US$ 264,834
Data processing equipment	82,389	(52,397)	29,992	30,599
Buildings and improvements	10,270	(6,848)	3,422	3,502
Fixtures, fittings and installations	10,186	(5,693)	4,493	4,377
Vehicles	2,264	(1,883)	381	502
Other	65,552	(53,349)	12,203	7,588

	982,561	(642,875)	339,686	311,402
Cable construction materials	33,973	-	33,973	37,641
Land	1,065	-	1,065	871

Total property and equipment, net	US$ 1,017,599	US$ (642,875)	US$ 374,724	US$ 349,914

Total accumulated fixed costs and financial expense capitalized in the cable network during the prematurity phase, net of amortization, amount to US$ 6,040 at December 31, 2003 (US$ 6,296 at December 31, 2002).

8. Related Party Transactions

The amounts due to and due from related companies as of December 31, 2003 and 2002 are as follows:

	2003		2002

	Current liabilities	Non-current liabilities	Current assets	Current liabilities	Non-current liabilities

Associated Companies:
Distel Holding S.A.	US$ -	US$ 875	US$ -	US$ -	US$ 566
RBS Administração e Cobrança Ltda.	-	385	-	-	315
Net Brasil S.A.	-	803	-	-	1,230
Others	-	-	14	7	-

	US$ -	US$ 2,063	US$ 14	US$ 7	US$ 2,111

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda (Sky), the Globo Group arm that distributes video content through its DBS systems.

The amounts paid to Net Brasil related to broker commission during the years ended December 31, 2003, 2002 and 2001 were US$ 2,289, US$ 1,904 and US$ 1,616, respectively. The amounts paid to Globosat for programming during the years ended December 31, 2003, 2002 and 2001 were US$ 24,370, US$ 19,648 and US$ 11,507, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the years ended December 31, 2003, 2002 and 2001 were US$ 5,115, US$ 6,510 and US$ 7,661, respectively.

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A. The aggregated amounts paid to entities related to Bradesplan for property insurance, employee health insurance and collection fees during the years ended December 31, 2003, 2002 and 2001 were US$ 5,039, US$ 4,498 and US$ 7,091, respectively.

The amounts due to programmers are comprised as follows:

	2003		2002

	Current	Non-current	Current	Non-current

Related companies:
Net Brasil S.A.	US$ 47,715	US$ 9,147	US$ 48,830	US$ -
Globosat Programadora Ltda.	3,389	2,268	2,223	-
TV Globo Ltda.	626	626	-	-
USA Programadora Ltda.	377	377	-	-
Canal Brazil S.A.	273	273	-	-
Canal Rural Produções Ltda.	110	110	-	-
RBS Empresa de TVA Ltda.	49	50	-	-

	52,539	12,851	51,053	-

Third parties:
Fox Latin America Channels do Brasil Ltda.	2,346	2,346	-	-
MTV Networks Latin America	666	330	-	-
Columbia Tristar Films of Brazil, Inc.	350	350	-	-
Playboy TV Latin America, LLC	174	174	-	-
Other	-	-	7	-

	3,536	3,200	7	-

	US$ 56,075	US$ 16,051	US$ 51,060	US$ -

During 2003, the Company renegotiated the terms of a portion of its programming agreements. According to the new terms of the executed programming agreements, certain programming costs became re-denominated into Brazilian reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$ 2,769, which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing costs, depending on certain specific events.

As part of the renegotiation of the programming costs, it is agreed that the unpaid amounts related to the year ended December 31, 2002 will be paid, within 18 to 24 monthly installments, as from January 2004. The non-current portion of accounts payable to programmers matures in 2005. These future payments are adjusted based on the IGPM domestic inflation index and guaranteed by promissory notes.

The ongoing negotiations with programmers involving overdue amounts denominated in U.S. dollars of US$ 33,798 classified as current are expected to be concluded during 2004.

9. Debt

At December 31, debt consisted of:

	2003	2002

U.S. dollar denominated debt:
(i) Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
(ii) Net Sul Floating Rate Notes	72,300	72,300
(iii) Trade Financing Loans	17,910	20,612
(iv) Working Capital Loans	22,067	17,030
(v) Facilities from the International Finance Corporation - IFC	11,681	11,681

	221,650	219,315
Brazilian R$ denominated debt:
(vi) Non-Convertible debentures	67,541	55,229
(viii)Working Capital Loans	45,409	30,056
(vii) Convertible Debentures with interest due annually at an annual interest rate of 12% over the indexation at the IGPM domestic index	14,939	11,444
Other	393	7,704

	128,282	104,433

Short-term debt	US$ 349,932	US$ 323,748

The various base rates used to determine the interest rate of the Company’s debt at December 31, follows:

	2003	2002

LIBOR	1.48%	1.44%
TJLP	11.50%	10%
CDI	23.21%	24.83%
IGPM	8.71%	25.30%

(i) Multicanal Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação S.A. issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “Notes”) due June 18, 2004 with interest on the Notes payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Net Anápolis Ltda., Net Rio S.A., Net Brasília Ltda. and Net Recife S.A. and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The amount payable at the final maturity on June 18, 2004, includes a premium equal to 5% of the principal amount, which is accrued as interest expense by the Company.

The Company did not fulfill the interest payment of US$ 28,898 (US$ 8,927 in 2002) due since December 18, 2002.

According to the terms of the Senior Notes, payments of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. Due to the ongoing debt restructuring process, there will be no payments of Senior Notes before June 18, 2004 and accordingly the withholding tax contingency is not probable.

(ii) Net Sul Floating Rate Notes

On October 28, 1997, Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “Series A Notes”), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “Series B Notes”) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “Series C Notes”), together the “Floating Rate Notes”. Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each year from January 31, 1998. Floating Rate Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30, 2002, the deadline for the exercise of the redemption options on the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, representing 24% of the total, notified the Company of their option to redeem.

During August 2003, the deadline for the original exercise of the redemption option of the US$ 48 million Notes, holders of Notes in the amount of US$ 2.0 million notified the Company of their intend to exercise their option to redeem. The Company did not make payment as required.

On August 28, 2003, the Company extended the redemption option exercise period of the US$ 48 million Notes to January 30, 2004. The Company did not make payment as required.

The Company did not fulfill the interest payment of US$ 4,917, due since January 31, 2003.

(iii) Trade Financing Loans

Trade financing loans are short-term loans with local banks, guaranteed by the Company or its wholly-owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were LIBOR plus 0.125% per annum at December 31, 2003 (7.90% at December 31, 2002). As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(iv) Working Capital Loans

The working capital loans obtained at local banks bear interest of CDI plus 3.10% per annum. These loans became overdue in December 2002, and include interest and other penalties accrued according to the agreements. As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(v)International Finance Corporation (IFC)

Under the IFC Facility, IFC provides loans to Distel Holding S.A. for the purpose of financing Distel Holding’s subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding S.A. remains jointly and severally liable with the Assignees for all amounts borrowed by them. All borrowings under the IFC Facility are guaranteed by Globopar and members of Roberto Marinho Family. The IFC may enforce all obligations directly against the relevant Assignee, as well as against Distel Holding.

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. Under the IFC Facility, the loans are to be repaid in twelve semi-annual installments beginning on April 15, 1999 and ending on October 15, 2004 and contain a variety of covenants.

The Company did not fulfill the interest payment of US$ 733, due since April 15, 2003.

(vi) Non-Convertible Debentures due December 3, 2003

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

The Company did not fulfill the interest payment due since December 1, 2002 of US$ 26,195 (US$5,238 in 2002).

(vii) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on issuance date), convertible into preferred shares maturing in December 2006.

The Company did not fulfill the interest payment due since December 1, 2002 of US$ 3,859 (US$ 1,289 in 2002).

Other Debt Related Matters

In 2003 and 2002, the amount recorded in the statement of operations as financial expense relates primarily to the fees, charges and other costs incurred as a result of the debt default situations discussed above and the reserve for financial operations tax (IOF) under Intercompany transactions, as more fully described in Note 12. In 2001, the amounts relate primarily to the amortization of financial charges associated with the issuance of debt instruments, the Contribuição Provisória sobre Movimentação Financeira (CPMF), a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; and PIS and COFINS taxes on financial revenues derived from short-term investments.

Monetary variation, net consists of monetary correction charges on real-denominated debt, which principal amounts are adjusted periodically based on the IGPM inflation index, and the Company’s debt from BNDES, the interest rates on which are adjusted periodically based on TJLP interest rate.

Gain (loss) on exchange rate, net consists of foreign exchange gain and losses on U.S. dollar-denominated debt, as a function of the U.S. dollar’s appreciation or devaluation in relation to the real.

10. Stockholder’s Equity

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At December 31, 2003, the Company’s local currency financial statements presented an accumulated deficit of US$ 92,893 (December 31, 2002–US$ 318,508).

Relationships among controlling shareholders of Net Serviços are defined in the shareholders’ agreement entered on July 11, 2002. As per the agreement, any shareholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the shareholders’ agreement, allowing the right of first refusal. The agreement also provides for shares issuances at the Board of Directors discretion, approved by the simple majority of the board members that attend to the meeting and shall include the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts. As defined in the shareholders’ agreement, the Company’s Board of Directors shall be comprised by a minimum of 9 (nine) and a maximum of 12 (twelve) regular members, and the same number of alternate members, all shareholders of Net Serviços and indicated by the Qualified Investors, being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of Directors.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned from January 1, 1996.

During 2002, the Board of Directors approved an aggregated increase in the Company’s capital stock of R$ 1.2 billion (US$ 392,236) by issuing for public subscription 707,182,199 common shares and 1,040,548,045 preferred shares, all nominative, no-par value, at the price of R$ 0.70 each.

As a result of certain ownership reorganization at its controlling shareholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A.. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling shareholders will be given the right to purchase their pro rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the contributing shareholder. The additional capital paid is transferred to capital upon the issuance of the shares.

During 2003, a benefit of US$ 4,670 was generated, represented by cash savings due to non payment of current income tax obligations by certain operating subsidiaries. The actual issuance of shares is subject to ratification by the stockholders.

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options corresponding to approximately 3 million shares in December 2003. The exercise price of the stock-option is the same price that will be agreed with creditors in connection with the potential conversion of debt into equity. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process.

11. Income Tax

The statutory rates applicable in each period were as follows (in percentages):

	2003	2002	2001

Federal income tax	25%	25%	25%
Social contribution	9%	9%	8%

Composite federal income tax	34%	34%	33%

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s per tax loss to the tax expense follows:

	Years ended December 31,

	2003	2002	2001

Loss before cumulative effect accounting change,
income tax, equity in results of investees and minority
interests in losses of consolidated subsidiaries	US$ (39,734)	US$ (327,725)	US$ (348,052)
Statutory composite tax rates	34.00%	34.00%	33.00%

Tax benefit at statutory rates	US$ 13,509	US$ 111,426	US$ 114,855
Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP	11,835	113,218	4,542
Income and social tax on permanent differences BRGAAP	35,287	(104,873)	(3,521)
Non deductible goodwill amortization and impairment	-	(943)	(10,278)
Other	(14,128)	(35,167)	(3,480)
Increases in valuation allowance	(51,592)	(88,046)	(103,503)

Income tax expenses	US$ (5,089)	US$ (4,385)	US$ (1,385)

Current income tax	(12,754)	(1,021)	(916)
Deferred income tax	7,665	(3,364)	(469)

Income tax expenses, net	US$ (5,089)	US$ (4,385)	US$ (1,385)

The net deferred tax asset is comprised as follows:

	2003	2002

Deferred tax assets:
Tax loss carryforwards	US$ 300,295	US$ 222,284
Deferred hook-up revenue charges and financial leasing	7,632	6,538
Accrued expenses - not currently deductible	20,247	22,982
Change in functional currency	8,726	284

	336,900	252,088

Deferred tax liabilities:
Property and equipment	(5,812)	(5,043)

	(5,812)	(5,043)

Net deferred tax assets	331,088	247,045
Valuation allowance	(322,730)	(246,591)

Net deferred tax asset-non current	US$ 8,358	US$ 454

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2003 and 2002, the Company and its subsidiaries had tax loss carryforwards of US$ 887,593 and US$ 676,799, respectively. The valuation allowance related to the tax loss carryforwards and temporary differences was reassessed in the case of those operating subsidiaries which are reporting taxable income.

12. Commitments and Contingencies

a) Commitments

Future minimum rental payments required under non-cancelable operating leases are not significant.

Rental expenses for the years ended December 31, 2003, 2002 and 2001 were US$2,290, US$ 17,761 and US$ 19,638, respectively.

The Company has entered into success fees agreements due in connection with the successful completion of the debt restructuring plan. Management estimate that such success fees are not expected to exceed US$ 8.7 million.

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

At December 31, the reserves for contingent liabilities are summarized below:

	2003	2002
Tax related matters	US$ 160,073	US$ 88,106
Labor related claims	10,116	6,958
Civil related claims	5,694	5,665
Total	US$ 175,883	US$ 100,729

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 23,751 (US$ 30,426 in 2002), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Following is a description of the Company’s major tax related matters:

The subsidiary Cabodinamica TV Cabo São Paulo is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has established a reserve of US$ 2,646 as of December 31, 2003.

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions in respect to this matter, management has established a reserve of US$ 58,548 (US$ 34,738 – 2002). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2003, the amount of US$ 55,381 (US$ 36,247 in 2002) was currently recorded under reserve for tax contingencies. Since July 1999, the subsidiaries have been paying such contributions. The judicial deposits made in connection with this litigation in the amount of US$ 21,056 (US$ 15,956 in 2002) will be relinquished upon an official judicial ruling and used to offset the amounts due related to this dispute. Accordingly the deposits were applied to reduce the liabilities in the financial statements.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of approximately US$ 21,459 (US$ 17,547 in 2002) relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from September 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$ 6,302 (US$ 4,693 in 2002) for potential losses related to this assessment.

The Company is defending a federal tax assessment notice in the amount of US$ 7,268 (US$ 6,170 in 2002) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has established a reserve of US$ 3,146 for losses related to this matter.

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 3,604 (US$ 2,805 in 2002) for losses related to this matter.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2003, court deposits related to this dispute amounts to US$ 8,659 (US$ 6,219 in 2002).

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 5,061 (US$ 2,269 in 2002), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 4,070 (US$ 2,258 in 2002) to cover potential losses arising from this dispute.

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 2,780 (US$ 1,280 in 2002).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 5,864 (US$ 4,796 in 2002). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

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

The subsidiary Net Brasília Ltda. is defending itself from a state tax assessment notice related to divergences in the ICMS basis in 1996 and 1997. Management has established a reserve of approximately US$ 2,600 (US$ 593 in 2002).

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has established a reserve of US$ 1,857.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

13. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

At December 31, 2003 the U.S. dollar exposure was comprised as follows:

	2003	2002
Debt	US$ 221,650	US$ 219,315
Accounts payable to programmers	33,798	36,996
	US$ 255,448	US$ 256,311

b) Fair value

The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

(i) Cash and cash equivalents, accounts receivable and accounts payable

Due to the short-term nature of these accounts, the carrying amounts reported in the balance sheet approximate the fair values.

(ii) Debt

At December 31, 2003 and 2002, the carrying value of debt was comprised as follows:

Description		Carrying Value 2003		Carrying Value 2002
Multicanal Senior Guaranteed Notes	US$	97,692	US$	97,692
Net Sul Floating Rate Notes		72,300		72,300
Trade Financing Loans		17,910		20,612
IFC Credit Facility		11,681		11,681
Non-Convertible Debentures		67,541		55,229
Convertible Debentures		14,939		11,444
Working Capital Loans		67,476		47,086
Other		393		7,704
Total	US$	349,932	US$	323,748

As previously noted, the Company is in default of certain loan and related covenant agreements. The Company is in current discussions with their creditors to renegotiate certain repayment terms and conditions. Concurrent with such discussions, the Company continues to reorganize their operations in an attempt to enhance their cash flow and profitability.

Based on the terms of the ongoing negotiations with creditors, management estimates that the fair value of the financial instruments approximate their book value. Under the terms being discussed with its creditors, the Company understands that accounts payable related to default penalties may result in a concession depending on the outcome of the ongoing negotiations.

(iii) Derivatives

In order to help manage the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, the Company entered into short-term forward interest and foreign exchange swaps contracts. At December 31, 2003 and 2002 there were no outstanding contracts.

14. Non-cash Transactions

The following non-cash transactions occurred in 2002 as part of the recapitalization of the Company:

  Programming credits amounting to R$ 155,184 thousand (equivalent to US$ 49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$ 2,236 thousand (equivalent to US$ 746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

  Capital advances in the amount of R$ 383,191 thousand (equivalent to US$ 123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$ 18,491 thousand (equivalent to US$ 6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.

  Convertible debentures in the amount of R$ 365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

15. Guarantor Subsidiaries - Consolidating Statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the US$ 97,692 12.625% Notes due 2004, which are senior unsecured obligations of Net Serviços de Comunicação S.A., ranking pari-passu in right of payment with all its existing and future senior unsecured indebtedness, and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for Net Anápolis Ltda., Net Rio S.A., Net Brasília Ltda., Net Recife S.A., Cabodinâmica TV Cabo São Paulo S.A. (Net São Paulo), Net Campinas Ltda., Net Indaiatuba Ltda., Net São Carlos S.A., Net Franca Ltda., Jaguari Telecomunicações Ltda., Vicom Ltda. and Net Sul Comunicações Ltda. and its subsidiaries and the guarantee of the US$ 80,000 LIBOR plus 3.00% to 3.625% Floating Rate Notes equal to three-month LIBOR as quoted on display page 3750 of the Dow Jones Markets Service, plus the Applicable Margin due 2005, which are direct, unconditional, unsecured and uncoordinated obligations of Net Serviços de Comunicação S.A. and are jointly and severally guaranteed by Net Sul subsidiary Guarantors.

The condensed consolidated balance sheet at December 31, 2003 and 2002 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2003, are presented for (i) Net Serviços de Comunicação S.A. (Net Serviços parent company), (ii) subsidiaries which are guarantors of the Multicanal Senior Guaranteed Notes, all wholly-owned (wholly-owned subsidiaries combined), (iii) subsidiaries which are guarantors of the Floating Rate Notes (Net Sul Guarantors), (iv) subsidiaries that are not guarantors (Net Sul non-guarantors and non-guarantor subsidiary) and (v) elimination entries (eliminations), for purpose of showing the impact of the non-guarantor subsidiaries in the consolidated financial statements. Investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations.

Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been considered as included in the column “Wholly-owned subsidiaries (combined)”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2003 and for the year then ended

	Net Serviços (parent company)		Wholly-owned subsidiaries (combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations		Net Serviços (consolidated)
Balance Sheet
Current assets
Cash and cash equivalents	US$	30	US$	22,453	US$	258	US$	21,914	US$	24,156	US$	-	US$	68,811
Accounts receivable, net		-		20,623		1,075		1,777		12,579		-		36,054
Other current assets		12,279		1,819		975		1,412		2,881		(10,741)		8,625
	US$	12,309	US$	44,895	US$	2,308	US$	25,103	US$	39,616	US$	(10,741)	US$	113,490
Property and equipment, net		31,834		153,887		38,837		36,979		102,446		10,741		374,724
Investments and advances to investees		2,403		-		-		-		-		-		2,403
Investments and advances to consolidated subsidiaries		216,768		23,205		-		-		7	US$	(239,980)		-
Goodwill, net (consolidated subsidiaries)		248,961		19,678		-		-		-		-		268,639
Other assets		19,482		5,029		4,562		9,132		24,047		(19,817)		42,435
Total assets	US$	531,757	US$	246,694	US$	45,707	US$	71,214	US$	166,116	US$	(259,797)	US$	801,691
Current liabilities
Accounts payable to suppliers and programmers	US$	13,206	US$	13,009	US$	19,672	US$	2,290	US$	28,376	US$	-	US$	76,553
Short-term debt		283,702		25,254		74,496		5,503		8,054		(47,077)		349,932
Due to related companies		7,289		143,349		-		-		-		(150,638)		-
Other current liabilities		132,938		2,563		4,155		3,709		18,362		(5,990)		155,737
	US$	437,135	US$	184,175	US$	98,323	US$	11,502	US$	54,792	US$	(203,705)	US$	582,222
Non-current liabilities
Accounts payable to programmers	US$	-	US$	8,176	US$	2,736	US$	867	US$	4,272			US$	16,051
Due to related companies		2,063		235,100		30,713		(15,427)		27,027		(277,413)		2,063
Deferred sign-on, hookup fee and		-		-		-		-		-		-		-
Programming benefit		2,334		11,364		2,489		374		7,338				23,899
Other payables and accruals		93,116		31,637		5,338		23,166		27,090		-		180,347
	US$	534,648	US$	470,452	US$	139,599	US$	20,482	US$	120,519	US$	(481,118)	US$	804,582

Minority interestes in consolidated subsidiaries		-		-		136		-		-		(136)		-
Stockholders' equity (deficit)
Capital	US$	2,320,043	US$	514,691	US$	32,343	US$	204,932	US$	291,156	US$	(1,043,122)	US$	2,320,043
Accumulated deficit		(2,092,032)		(1,151,473)		(156,871)		(141,862)		(316,857)		1,767,063		(2,092,032)
Cumulative translation adjustments		(230,902)		413,024		30,500		(12,338)		71,298		(502,484)		(230,902)
	US$	(2,891)	US$	(223,758)	US$	(94,028)	US$	50,732	US$	45,597	US$	221,457	US$	(2,891)
	US$	531,757	US$	246,694	US$	45,707	US$	71,214	US$	166,116	US$	(259,797)	US$	801,691

	Net Serviços (parent company)		Wholly-owned subsidiaries (combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations		Net Serviços (consolidated)
Statement of operations
Net revenue	US$	-	US$	192,879	US$	41,314	US$	37,191	US$	139,452	US$	(1,277)	US$	409,559
Direct operating expenses		(2,305)		(103,886)		(22,724)		(20,939)		(77,212)		1,276		(225,790)
Selling, general and administrative expenses		(21,590)		(24,830)		(6,964)		(6,533)		(20,253)		-		(80,170)
Depreciation and amortization		(9,206)		(20,514)		(6,837)		(8,751)		(20,875)		-		(66,183)
Other, net		845		(425)		3,923		(6,287)		(194)		-		(2,138)
Exchange gains (losses), net		21,614		680		15,556		71		(1,439)		-		36,482
Financial expense		(76,859)		(13,309)		(6,232)		(7,419)		(13,253)		585		(116,487)
Financial income		1,860		1,824		138		1,551		2,860		(583)		7,650
Equity in results of consolidated subsidiaries		46,356		(32,811)		3,762		-		2,707		(20,014)		-
Investees		(580)		-		-		-		-		-		(580)
Other, net		(843)		(2,216)		690		87		(375)		-		(2,657)
Income tax		(4,695)		1,259		(1,128)		1,452		(1,977)		-		(5,089)
Minority interest in results of
consolidated subsidiaries		-		-		-		-		64		(64)		-
Loss for the period	US$	(45,403)	US$	(1,349)	US$	21,498	US$	(9,577)	US$	9,505	US$	(20,077)	US$	(45,403)
Statement of Cash Flows
Net cash provided by operating activities	US$	(552,485)	US$	(42,191)	US$	36,746	US$	(24,116)	US$	185,343	US$	465,727	US$	69,024
Cash used in investing activities
Acquisition of property and equipment		(9,867)		9,125		(3,129)		(3,561)		(15,395)		-		(22,827)
Acquisition of investments and advances		417,342		186,407		-		-		(9,812)		(595,117)		(1,180)
Net cash acquired from acquisition Unicabo		-		-		-		-		-		-		-
Proceeds from sale of equipment		1,019		(15,693)		2,477		37		16,727		-		4,567
Net cash provided by financing activities		-		-		-		-		-		-		-
Change in overdraft facilities , net
. Short-term debt
.. Issuances		37		-		-		-		-		-		37
.. Repayments		(86)		-		-		-		-		-		(86)
. Long-term debt
.. Issuances		-		-		-		-		-		-		-
.. Repayments		-		-		-		-		-		-		-
. Related party loans
.. Issuances		80,198		509,027		80,028		61,927		104,491		(835,655)		16
.. Repayments		(23,114)		(493,346)		(131,729)		(33,598)		(283,264)		965,045		(6)
Effect of exchange rate changes
on cash and cash equivalents		86,725		(138,871)		15,739		17,321		22,597		-		3,511
Cash and cash equivalents -
beginning of period		260		7,995		126		3,905		3,469		-		15,755
Cash and cash equivalents - end of period	US$	29	US$	22,453	US$	258	US$	21,915	US$	24,156	US$	-	US$	68,811

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2002 and for the year then ended

	Net Serviços (parent company)		Wholly-owned subsidiaries (combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations		Net Serviços (consolidated)
Balance Sheet
Current assets
Cash and cash equivalents	US$	260	US$	7,995	US$	126	US$	3,905	US$	3,469	US$	-	US$	15,755
Accounts receivable, net		-		17,959		952		1,407		9,294		-		29,612
Other current assets		2,055		1,418		359		514		2,837		-		7,183
	US$	2,315	US$	27,372	US$	1,437	US$	5,826	US$	15,600	US$	-	US$	52,550
Property and equipment, net		29,606		158,187		35,967		35,861		90,293		-		349,914
Investments and advances to investees		857		-		-		-		-		-		857
Investments and advances to consolidated subsidiaries		72,493		277,725		(25,579)		25,579		5	US$	(350,223)		-
Goodwill, net (consolidated subsidiaries)		205,007		16,680		-		-		-		-		221,687
Other assets		60,066		1,168		3,693		3,327		3,212		(52,006)		19,459
Total assets	US$	370,343	US$	481,132	US$	15,518	US$	70,593	US$	109,110	US$	(402,229)	US$	644,467
Current liabilities
Accounts payable to suppliers and programmers	US$	-	US$	44,853	US$	6,441	US$	6,589	US$	18,962	US$	-	US$	76,845
Short-term debt		216,521		23,630		72,136		4,523		6,938		-		323,748
Due to related companies		48,117		15,824		-		-		-		(63,941)		-
Current portion of long-term debt		-		-		-		-		-		-		-
Other current liabilities		41,056		19,351		1,890		1,917		13,147		-		77,361
	US$	305,694	US$	103,658	US$	80,467	US$	13,029	US$	39,047	US$	(63,941)	US$	477,954
Non-current liabilities
Long-term debt		-		-		-		-		-		-		-
Due to related companies		2,111		370,034		(22,723)		81,862		168,988		(598,161)		2,111
Deferred sign-on and hookup fee revenue		-		10,682		24		2,322		6,952		-		19,980
Other payables and accruals		26,288		45,529		12,862		4,241		19,252		-		108,172
	US$	334,093	US$	529,903	US$	70,630	US$	101,454	US$	234,239	US$	(662,102)	US$	608,217

Minority interestes in consolidated subsidiaries		-		-		119		-		-		(119)		-
Stockholders' equity (deficit)
Capital	US$	2,315,373	US$	338,935	US$	67,337	US$	117,150	US$	98,685	US$	(622,107)	US$	2,315,373
Accumulated deficit		(2,046,629)		(737,908)		(136,890)		(170,003)		(323,592)		1,368,393		(2,046,629)
Cumulative translation adjustments		(232,494)		350,202		14,322		21,992		99,778		(486,294)		(232,494)
	US$	36,250	US$	(48,771)	US$	(55,231)	US$	(30,861)	US$	(125,129)	US$	259,992	US$	36,250
	US$	370,343	US$	481,132	US$	15,518	US$	70,593	US$	109,110	US$	(402,229)	US$	644,467

	Guarantors
	Net Serviços (parent company)		Wholly-owned subsidiaries (combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations		Net Serviços (consolidated)
Statement of operations
Net revenue	US$	-	US$	186,561	US$	43,068	US$	35,641	US$	134,775	US$	3,501	US$	403,546
Direct operating expenses		-		(107,871)		(22,446)		(21,546)		(80,093)		(3,496)		(235,452)
Selling, general and administrative expenses		(44,721)		(19,686)		(6,912)		(5,458)		(14,540)		(6)		(91,323)
Depreciation and amortization		(9,965)		(25,717)		(8,048)		(10,993)		(26,742)		-		(81,465)
Cumulative effect of accounting change		(367,733)		-		-		-		-		-		(367,733)
Other, net		15,440		(8,816)		(1,930)		(379)		(7,849)		-		(3,534)
Pre-acquisition income		-		-		-				-		-		-
Exchange gains (losses), net		(79,841)		(23,950)		(37,752)		(7,309)		(11,168)		-		(160,020)
Financial expense		(118,254)		67,420		(8,399)		(2,437)		(53,332)		(47,316)		(162,318)
Financial income		146,505		(187,558)		202		185		991		47,318		7,643
Equity in results of consolidated subsidiaries		(238,766)		327,165		4,225		-		557		(93,181)		-
Investees		(1,162)		-		-		-		-		-		(1,162)
Other, net		(2,508)		(2,859)		304		252		9		-		(4,802)
Income tax		-		(347)		(703)		223		(3,558)		-		(4,385)
Minority interest in results of
consolidated subsidiaries		-		-		-		-		601		(601)		-
Loss for the period	US$	(701,005)	US$	204,342	US$	(38,391)	US$	(11,821)	US$	(60,349)	US$	(93,781)	US$	(701,005)
Statement of Cash Flows
Net cash provided by operating activities	US$	393,445	US$	(769,312)	US$	20,289	US$	20,030	US$	13,743	US$	429,520	US$	107,715
Cash used in investing activities
Acquisition of property and equipment		(8,731)		(13,504)		(3,152)		(3,112)		(9,460)		-		(37,959)
Acquisition of investments and advances		(236,504)		(51,473)		-		-		(9)		290,637		2,651
Net cash acquired from acquisition Unicabo		-		-		-		-		-		-		-
Proceeds from sale of equipment		105		(10,938)		1,400		1,383		16,681		-		8,631
Net cash provided by financing activities		-		-		-		-		-		-		-
Change in overdraft facilities , net
. Short-term debt
Issuances		35,759		7,248		473		466		2,174		-		46,120
Repayments		(30,166)		(69,919)		-		-		(2,181)		-		(102,266)
Long-term debt
Issuances		-		-		-		-		-		-		-
Repayments		(684)		(97,673)		(3,943)		(3,893)		(1,230)		-		(107,423)
Related party loans
Issuances		320,338		104,472		28,707		28,342		94,630		(574,157)		2,332
Repayments		(342,142)		584,694		(23,735)		(19,652)		(54,392)		(146,000)		(1,227)
Capital contribution		91,961		-		-		-		-		-		91,961
Spin off		-		-		-		-		-		-		-
Effect of exchange rate changes
on cash and cash equivalents		(226,439)		319,366		(21,072)		(20,804)		(58,305)		-		(7,254)
Cash and cash equivalents -
beginning of period		3,318		5,034		1,159		1,145		1,818		-		12,474
Cash and cash equivalents - end of period	US$	260	US$	7,995	US$	126	US$	3,905	US$	3,469	US$	-	US$	15,755

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2001 and for the year then ended

	Guarantors
	Net Serviços (parent company)		Wholly-owned subsidiaries (combined)		Net Sul non guarantors		Net Sul guarantors		Non-guarantor subsidiary		Eliminations		Net Serviços (consolidated)
Statement of operations
Net revenue	US$	12,897	US$	225,334	US$	53,641	US$	45,951	US$	162,543	US$	(7,293)	US$	493,073
Direct operating expenses		-		(127,833)		(26,816)		(25,543)		(86,494)		2,349		(264,337)
Selling, general and administrative expenses		(36,271)		(32,172)		(10,346)		(8,247)		(28,431)		4,933		(110,534)
Depreciation and amortization		(65,637)		(84,395)		(10,473)		(20,012)		(45,631)		-		(226,148)
Other, net		(155)		(1,613)		(110)		(1,151)		1,858		-		(1,171)
Exchange gains (losses), net		(60,975)		(29,350)		(15,212)		(7,458)		(12,108)		(76)		(125,179)
Financial expense		(86,607)		(17,926)		(12,257)		(3,676)		(37,608)		32,099		(125,975)
Financial income		109,282		(67,186)		245		178		1,310		(32,099)		11,730
Equity in results of consolidated subsidiaries		(224,580)		(12,838)		-				(11,296)		248,714		-
Investees		(36)		-		-				-		-		(36)
Other, net		2,609		(363)		(687)		(181)		(889)		-		489
Income tax		-		(790)		(610)		-		15		-		(1,385)
Minority interest in results of
consolidated subsidiaries		-		-		-		-		-		-		-

Loss for the period	US$	(349,473)	US$	(149,132)	US$	(22,625)	US$	(20,139)	US$	(56,731)	US$	248,627	US$	(349,473)

Statement of Cash Flows
Net cash provided by operating activities	US$	143,714	US$	(212,411)	US$	15,006	US$	26,905	US$	60,088	US$	-	US$	33,302
Cash used in investing activities
Acquisition of property and equipment		(13,958)		(62,107)		(7,403)		(3,997)		(44,710)		-		(132,175)
Acquisition of investments and advances		(52,708)		(126,361)		-		-		3		178,348		(718)
Net cash acquired from acquisition Unicabo		-		-		-		-		-		-		-
Proceeds from sale of equipment		233		(35,288)		2,275		1,228		35,436		-		3,884
Net cash provided by financing activities		-		-		-		-		-		-		-
Change in overdraft facilities , net
. Short-term debt
.. Issuances		27,007		67,031		134		134		335		-		94,641
.. Repayments		(96,394)		(37,324)		(24,246)		(2,677)		(14,631)		-		(175,272)
. Long-term debt
.. Issuances		112,567		47,711		-		-		-		-		160,278
.. Repayments		(107,147)		(11,272)		(4,140)		(11,653)		(14,488)		-		(148,700)
. Related party loans
.. Issuances		244,909		491,034		63,262		-		144,186		(788,650)		154,741
.. Repayments		(49,308)		(464,376)		(10,441)		-		(125,381)		610,302		(39,204)
. Capital contribution		-		-		-		-		-		-		-
. Spin off		-		-		-		-		-		-		-
Effect of exchange rate changes
on cash and cash equivalents		(274,193)		346,272		(34,549)		(8,182)		(41,543)		345		(11,850)
Cash and cash equivalents -
beginning of period		68,596		2,125		140		163		2,523		-		73,547
Cash and cash equivalents - end of period	US$	3,318	US$	5,034	US$	38	US$	1,921	US$	1,818	US$	345	US$	12,474

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2003, 2002 and 2001
(Expressed in thousands of United States dollars)

16. Supplementary Information

		2002	Year ended December 31, 2003

Descriptions	Balance at beginning of year		Charges to expense		Effect of currency variation		Balance at end of year

Allowance for doubtful accounts	US$	(11,916)	US$	(6,784)	US$	3,749	US$	(14,951)
Income tax valuation allowance	US$	(246,591)	US$	(51,592)	US$	(24,547)	US$	(322,730)
Provision for losses in equity investees
Net Brasil S.A.	US$	(1,230)	US$	171	US$	256	US$	(803)

		2001	Year ended December 31, 2002
Allowance for doubtful accounts	US$	(10,011)	US$	(11,235)	US$	9,330	US$	(11,916)
Income tax valuation allowance	US$	(286,627)	US$	(88,046)	US$	128,082	US$	(246,591)
Provision for losses in equity investees
Net Brasil S.A.	US$	(44)	US$	(1,414)	US$	228	US$	(1,230)

		2000	Year ended December 31, 2001

Allowance for doubtful accounts	US$	(9,935)	US$	(11,913)	US$	11,837	US$	(10,011)
Amortization of goodwill:
CMA – Participações S.A.	US$	(19,031)	US$	(26)	US$	27	US$	(19,030)
Multicanal BH		(20,632)		(3,119)		5,615		(18,136)
Net Rio S.A.		(19,363)		(3,177)		1,837		(20,703)
Net São Paulo		(26,024)		(5,687)		2,358		(29,353)
Net Brasília S.A.		(6,743)		(1,310)		1,057		(6,996)
Net Recife S.A.		(314)		(187)		49		(452)
Net Campinas S.A.		(8,998)		(7,013)		627		(15,384)
Net Franca S.A.		(123)		(96)		30		(189)
Net Indaiatuba S.A.		(21)		(17)		-		(38)
Net São Carlos S.A.		(941)		(731)		195		(1,477)
Vicom Ltda.		(1,382)		(2,140)		208		(3,314)
Net Sul Comunicações Ltda.		(16,607)		(35,580)		2,023		(50,164)
GMMD-S Comunicações Ltda.		(1)		(5)		-		(6)
Consolidated subsidiaries of
Multicanal Cabo		(7,484)		(1,209)		845		(7,848)
	US$	(127,664)	US$	(60,297)	US$	14,871	US$	(173,090)
Income tax valuation allowance	US$	(233,779)	US$	(103,499)	US$	50,651	US$	(286,627)
Provision for losses in equity investees
Net Brasil S.A.	US$	(148)	US$	104	US$	-	US$	(44)

17. Subsequent event – Commitment Letter For Debt Restructuring Plan - (Unaudited)

On June 27, 2004, Net Serviços de Comunicação S.A. issued a relevant notice stating that the Company and its financial creditors representing approximately 70% of the Company’s principal amount of outstanding debt have entered into commitment letters that outline the terms and conditions upon which the Company would exchange the Company and its subsidiaries’ indebtedness held by such creditors for a combination of the Company’s new senior secured debt, new subordinated convertible debt and/or new equity, provided that the Company may in certain circumstances substitute cash for all or a portion of the equity and new subordinated convertible debt otherwise issuable to those creditors.

Currently, the Company expects that each creditor will be given the option either (i) to convert 60% of their debt into new senior secured debt and 40% into equity or (ii) to convert 100% of their debt into equity. In addition, because certain creditors of the Company’s reais-denominated debt are subject to legal restrictions that prevent them from holding equity securities, the Company intends to offer them the option of converting 60% of their debt into new senior secured debt and 40% into new subordinated convertible debt.

Additionally, the Company expects to issue up to 1,825,021,996 new equity shares in connection with the debt restructuring plan. The precise number of shares is subject to a number of circumstances, such as: the prevailing interest rates through the date of the restructuring, the exchange rate on the date of the restructuring, the extent to which the debt’s creditors elect the 100% equity option, and the extent to which holders of the Company’s reais-denominated debt elect to receive subordinated convertible debt rather than equity.

The obligations of the creditors party to the commitment letters to effect the restructuring are subject to a number of significant conditions, such as:

  Creditors holding no less than 95% of the Company’s outstanding debt must agree to participate in the restructuring;

  There must not have occurred any material adverse change relating to the Company or to Brazil;

  The creditors must have satisfied themselves with certain remaining “due diligence” items relating to the Company, including with respect to the tax effects of the restructuring and the terms of the Company’s programming contracts;

  The Company must have obtained all governmental and third party consents necessary to consummate the restructuring; and

  The Company must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors.

The commitment letters expire on September 30, 2004, although such date will be automatically extended to November 30, 2004, unless a majority of the creditors party to the commitment letters elects to veto such extension. Management does not expect that the debt restructuring will be completed by either of these dates, but expects, by this time to have entered into definitive agreements that supersede the commitment letters. If the Company has not entered into definitive agreements prior to the date on which the commitment letters would otherwise terminate, the Company would seek to extend the effectiveness of the commitment letters.

Until the time that the debt restructuring plan is signed, the Company will continue to accrue interest and other financial charges, on its consolidated financial statements, based on the existing debt instruments terms.

18. Subsequent event – Globo Comunicações e Participações S.A. agreement to sell an interest in Net Serviços de Comunicação S.A. to Teléfonos de México S.A. - (Unaudited)

On June 27, 2004, Net Serviços de Comunicação S.A. issued another relevant notice stating that its controlling shareholder, Globo Comunicações e Participações S.A. (Globopar), has entered into an agreement to sell an interest in the Company to Teléfonos de Mexico S.A. (Telmex). Under the terms of this agreement, Globopar would subscribe for all the voting shares, in connection with the debt’s restructuring plan, at a price of R$0.35 per share and Telemex will grant a standby underwriting guarantee for subscription at the minimum issue price of R$0.35 per share for all the non-voting shares to be issued. The closing of this transaction is subject to a number of conditions precedent, including the approval of the National Telecommunications Agency (Anatel), the closing of the Company’s debt restructuring plan, and the negotiation with other parties to the Company’s existing shareholders’ agreement to either modify or establish a new agreements.

Alternatively, Globopar has a put option to sell to Telmex for an approximately US$130 million at any time after October 31, 2004, a combination of voting and non-voting shares of the Company currently held by Globopar, equivalent to approximately 34% of the total outstanding shares of the Company.

Exhibit Number	Description

1.1

By-laws of Net Serviços de Comunicação S.A., as amended on October 30, 2002, together with an English-language translation thereof (incorporated by reference to Exhibit 1.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.1

Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicaçâo S.A.), as Issuer, the Guarantors named therein, as Guarantors, and The Chase Manhattan Bank N.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s issuance of its US$185 million Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

2.2

Indenture, dated as of October 31, 1997, among Net Sul TV a Cabo e Participações Ltda., as Issuer, the Guarantors named therein, as Guarantors, The Chase Manhattan Bank, New York, as Trustee, The Chase Manhattan Bank, New York, as Registrar and Paying Agent, The Chase Manhattan Bank, London Branch, as Transfer Agent, Calculation Agent and Paying Agent, Chase Manhattan Bank Luxembourg, S.A., as Paying Agent, and Chase Trust Bank, as Principal Paying Agent (incorporated by reference to Exhibit 2.2 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.3

First Supplemental Indenture, dated as of December 18, 1998, to the Indenture, dated as of October 31, 1997, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.3 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.4

Second Supplemental Indenture, dated as of August 30, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.4 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.5

Third Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.5 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.6

Fourth Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 and October 31, 2000 among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.6 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.7

Letter Agreement, dated as of August 28, 2003, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.

2.8

Letter Agreement, dated as of January 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.

2.9

Letter Agreement, dated as of April 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.

2.10	Form of Commitment Letter among Net Serviços de Comunicação S.A. and its creditor.

4.1

Shareholders’ Agreement, dated as of July 11, 2002, among Distel Holding S.A., Roma Participações Ltda., Bradesplan Participações S.A., BNDES Participações S.A., Microsoft B.V., RBS Participações S.A., Zero Hora Editora Jornalistica S.A., and, furthermore, as Intervening Parties, Net Serviços de Comunicação S.A.’s, Globo Comunicações e Participações S.A., Bradespar S.A. and Microsoft Corporation, together with an English-language translation thereof (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A. and Net Serviços de Comunicaçâo S.A.

4.4

Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.5

First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.6

Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicaçâo S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Net Serviços de Comunicaçâo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.

12.1

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.