Form 20-F/A
period 2004-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2005-04-11
CIK 1024446

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F/A (Amendment No. 1)
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

Securities registered or to be registered pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

828,371,343 Common Shares
1,198,784,187 Preferred Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

EXPLANATORY NOTE

      The purpose of this Amendment No. 1 on Form 20-F/A to the annual report on Form 20-F of Net Serviços de Comunicação S.A. for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission on June 30, 2004 (the “Original Form 20-F Filing”), is to disclose under “Item 9. The Offer and Listing—Trading Markets— Nasdaq National Market” that the Nasdaq Stock Market, Inc. (“Nasdaq”) has historically granted us exemptions from Nasdaq’s Independent Directors, Audit Committee Composition and Quorum requirements.

      No attempt has been made in this Amendment No. 1 to modify or update other disclosures presented in the Original Form 20-F Filing except as described in the immediately preceding paragraph. This Form 20-F/A does not reflect events occurring after the Original Form 20-F Filing or modify or update those disclosures affected by subsequent events. Rather, except as described above, information is unchanged and reflects the disclosures made at the time of the Original Form 20-F Filing on June 30, 2004. Accordingly, this Form 20-F/A should be read in conjunction with the Original Form 20-F Filing and our filings made subsequent thereto, including any amendments to those filings.

      This Amendment No. 1 on Form 20-F/A consists of: a cover page; this Explanatory Note; Item 9; a signature page; an exhibit index; and the principal executive and principal financial officer certifications required to be filed as exhibits hereto. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Item 9 is set forth herein, including those portions of such text that have not been amended from that set forth in the Original Form 20-F Filing.

      In this annual report on Form 20-F/A, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs”are to our American Depositary Shares, each of which represents 10 of our preferred shares.

i

Part I

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
______________
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

     Nasdaq National Market Exemptions

     Independent directors. Nasdaq granted us an exemption from its requirement that a company maintain a minimum number of independent directors on its board of directors. We are not required under our home country practices to have independent directors on our board of directors. The composition of our board of directors complies with the requirements of Brazilian corporate law and is consistent with that of other companies with shares listed on the Bovespa. We continue to rely on the exemption granted to us by Nasdaq.

     Audit committee composition. Nasdaq granted us an exemption from its requirement that a company maintain an audit committee on a permanent basis. We are not required under our home country practices to maintain an audit committee on a permanent basis, and we do not maintain such a committee. We continue to rely on the exemption granted to us by Nasdaq.

     Quorum. Nasdaq granted us an exemption from its requirement that the minimum quorum for a shareholders’ meeting be 33 1/3 % of the outstanding shares of a company’s common voting stock. We are required under our home country practices to have a minimum quorum for a shareholders’ meeting of 25% of the outstanding shares of our common voting stock on a first summoning of shareholders; there exists no minimum quorum requirement in the event a first summoning of shareholders does not elicit a quorum and a second summoning of shareholders is made. We follow these Brazilian corporate law quorum requirements. We continue to rely on the exemption granted to us by Nasdaq.

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

     Index. We have been included in the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the prices of the Brazilian stock market since it clearly shows the behavior of the principal shares traded on the São Paulo Stock Exchange. In August 2000, the Bovespa announced that the Ibovespa for the last four months of 2000 would contain 7.8% of our preferred shares, an increase from 4.6% . As a result, our preferred shares became the third highest weighted stock in the index. On December 31, 2003, our weighting in the index was 2.01% compared to our weighting of 0.42% on December 31, 2002. Our securities also trade on several additional markets, including SOMA, a Brazilian electronic trading market, where our convertible debentures began trading in January 2000; the Chicago, Pacific and American option exchanges, where options on ADSs began trading in February 2000; and Latibex, the market for Latin American companies on the Madrid Stock Exchange, where our shares began trading in July of 2000.

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

Part III

ITEM 19. EXHIBITS

Exhibit
Number     Description

1.1	By-laws of Net Serviços de Comunicação S.A., as amended on October 30, 2002, together with an English-language translation thereof (incorporated by reference to Exhibit 1.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.1	Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicaçâo S.A.), as Issuer, the Guarantors named therein, as Guarantors, and The Chase Manhattan Bank N.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s issuance of its US$185 million Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

2.2	Indenture, dated as of October 31, 1997, among Net Sul TV a Cabo e Participações Ltda., as Issuer, the Guarantors named therein, as Guarantors, The Chase Manhattan Bank, New York, as Trustee, The Chase Manhattan Bank, New York, as Registrar and Paying Agent, The Chase Manhattan Bank, London Branch, as Transfer Agent, Calculation Agent and Paying Agent, Chase Manhattan Bank Luxembourg, S.A., as Paying Agent, and Chase Trust Bank, as Principal Paying Agent (incorporated by reference to Exhibit 2.2 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended

December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.3	First Supplemental Indenture, dated as of December 18, 1998, to the Indenture, dated as of October 31, 1997, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.3 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.4	Second Supplemental Indenture, dated as of August 30, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.4 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.5	Third Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000, among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.5 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.6	Fourth Supplemental, dated as of October 31, 2000, to the Indenture, dated as of October 31, 1997, as amended and restated on December 18, 1998 and further supplemented as of August 30, 2000 and October 31, 2000 among Net Sul Comunicações S.A. (formerly known as Net Sul TV a Cabo e Participações Ltda.), as Issuer, the Guarantors named therein, as Guarantors and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 2.6 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.7	Letter Agreement, dated as of August 28, 2003, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.*

2.8	Letter Agreement, dated as of January 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.*

2.9	Letter Agreement, dated as of April 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor,

Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.*

2.10	Form of Commitment Letter among Net Serviços de Comunicação S.A. and its creditor.*

4.1	Shareholders’ Agreement, dated as of July 11, 2002, among Distel Holding S.A., Roma Participações Ltda., Bradesplan Participações S.A., BNDES Participações S.A., Microsoft B.V., RBS Participações S.A., Zero Hora Editora Jornalistica S.A., and, furthermore, as Intervening Parties, Net Serviços de Comunicação S.A.’s, Globo Comunicações e Participações S.A., Bradespar S.A. and Microsoft Corporation, together with an English-language translation thereof (incorporated by reference to Exhibit 4.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A. and Net Serviços de Comunicaçâo S.A.*

4.4	Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.5	First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.6	Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Net Serviços de Comunicação S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

8.1	List of our Subsidiaries.*

12.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section

302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.3	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1 to the Form 20-F.

12.4	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1 to the Form 20-F.

13.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

     *Previously filed

We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No. 1 to Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 11, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

/s/ Francisco Tosta Valim Filho

Name: Francisco Tosta Valim Filho
Title: Chief Executive Officer

/s/ Leonardo Porciúncula Gomes Pereira

Name: Leonardo Porciúncula Gomes Pereira
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1

By-laws of Net Serviços de Comunicação S.A., as amended on October 30, 2002, together with an English-language translation thereof (incorporated by reference to Exhibit 1.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.1

Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicação S.A.), as Issuer, the Guarantors named therein, as Guarantors, and The Chase Manhattan Bank N.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s issuance of its US$185 million Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

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

2.7

Letter Agreement, dated as of August 28, 2003, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.*

2.8

Letter Agreement, dated as of January 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.*

2.9

Letter Agreement, dated as of April 13, 2004, among Net Sul Comunicações Ltda, the Guarantors named therein, as Guarantors, Televisão a Cabo. Cricuma Ltda., as Guarantor, Wells Fargo Bank Minnesota, National Association, as Trustee, JPMorgan Chase Bank, as Registrar and Paying Agent, JPMorgan Chase Bank, as Transfer Agent, Calculation Agent and Paying Agent, J.P. Morgan Bank Luxembourg S.A., as Paying Agent and J.P. Morgan Trust Bank, as Principal Paying Agent, in respect of the Net Sul Seies A Floating Rate Notes due 2005 and Put Option.*

2.10	Form of Commitment Letter among Net Serviços de Comunicação S.A. and its creditor.*

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

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A. and Net Serviços de Comunicação S.A.*

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

4.6

Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Net Serviços de Comunicação S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of the Registrant’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

8.1	List of our Subsidiaries.*

12.1

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.3

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1 to the Form 20-F.

12.4

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1 to the Form 20-F.

13.1

Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2

Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*Previously filed

We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.

Exhibit 12.3

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Francisco Tosta Valim Filho, certify that:

1.	I have reviewed this Amendment No. 1 to the annual report on Form 20-F of Net Serviços de Comunicação S.A.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 11, 2005

/s/ Francisco Tosta Valim Filho

Name: Francisco Tosta Valim Filho
Title: Chief Executive Officer

Exhibit 12.4

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Leonardo Porciúncula Gomes Pereira, certify that:

1.	I have reviewed this Amendment No. 1 to the annual report on Form 20-F of Net Serviços de Comunicação S.A.; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 11, 2005

/s/ Leonardo Porciúncula Gomes Pereira

Name: Leonardo Porciúncula Gomes Pereira
Title: Chief Financial Officer