Form 20-F
period 2004-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2005-06-30
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Commission file number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of Registrant as specified in its charter)
Net Communications Services Inc.	The Federative Republic of Brazil
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil
(Telephone: +55-11-2111-2785)
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

828,371,343	Common Shares, as of December 31, 2004
1,198,784,187	Preferred Shares, as of December 31, 2004

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes                   No

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17            Item 18

Table of Contents

Page

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3. KEY INFORMATION	3

Selected Financial Data	3
Exchange Rate Information	6
Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY	21

The Restructuring	21
Business Overview	22
Strategy	22
History and Development of the Company	24
Our Services	25
Operations	26
Network Technology	27
Pay-Television Customer Care	29
Sales and Marketing	30
The Social Responsibility Project	30
Competition	30
Licenses	32
Description of Property	32
Regulation	33
Legal Proceedings	38
Organizational Structure	45

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	47

Overview	47
Results of Operations	55
Liquidity and Capital Resources	61
Brazilian Economic Environment	72

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	74

Directors and Board Practices	74
Executive Officers and Senior Managers	78
Indemnification	79
Compensation of Directors and Principal Executive Officers	80
Directors’ Service Contracts	80

i

Employees	80
Share Ownership	80
Long-Term Incentive Plans	80
Pension, Retirement and Similar Benefits	81

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	81

Major Shareholders	81
New Shareholders’ Agreements	85
Related Party Transactions	87
Globopar/Bradesplan Share Transfer	90
Globopar/RBS Share Transfer	91
Globopar/BNDESPar Share Transfer	91
Telmex/Globopar Share Transfer	91
Subscription Agreement	91
Other Financing Arrangements	91

ITEM 8. FINANCIAL INFORMATION	91

ITEM 9. THE OFFER AND LISTING	92

General	92
Trading Markets	93

ITEM 10. ADDITIONAL INFORMATION	99

Memorandum and Articles of Association	99
Material Contracts	105
Exchange Controls	106
Dividend Policy	107
Taxation	111
Documents on Display	113

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	113

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	114

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	114

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	115

ITEM 15. CONTROLS AND PROCEDURES	116

ITEM 16 [RESERVED]	116

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	116

ITEM 16B. CODE OF ETHICS	116

ii

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	116
(1)Audit Fees	116
(2)Audit-Related Fees	117
(3)Tax Fees	117
(4)All Other Fees	117
(5)Pre-Approval Policies and Procedures	117
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	117
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS	117
Part III
ITEM 17. FINANCIAL STATEMENTS	118
ITEM 18. FINANCIAL STATEMENTS	118
ITEM 19. EXHIBITS	118

iii

Certain References and Information

     In this Form 20-F, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents 10 of our preferred shares.

     All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our consolidated financial statements as of and for each of the years ended December 31, 2002, 2003 and 2004. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2004 of R$2.6544 = US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On June 27, 2005, the rate of exchange was R$2.3830 = US$1.00. See “Item 3. Key Information—Exchange Rate Information.”

     Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2004.

Forward-Looking Statements

     This Form 20-F contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are intended to enhance your ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results and other developments, and contain words such as “may,” “might,” “should,” “intend,” “expect,” “anticipate,” “plan” and similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, our actual results could be materially different from the beliefs we express in our forward-looking statements. The following factors, among others, may have such an impact:

  the amount of our debt;

  adverse changes in our liquidity position;

  changes in Brazilian economic conditions, including changes in interest rates, exchange rates, inflation and the performance of financial markets;

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

     Developments in any of these areas, which are more fully described elsewhere in this Form 20-F and which descriptions are incorporated into this section by reference, could cause our results to differ materially from results that have been or may be projected by us or on our behalf.

     We caution that the foregoing list of factors is not exclusive. We urge you not to unduly rely on forward-looking statements contained in this Form 20-F.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

The selected financial data below give effect to:
  the consolidation of Unicabo Participações e Comunicações S.A., or Unicabo, from January 1, 2000;

  the consolidation of Vicom Ltda., or Vicom, from July 1, 2000 to August 30, 2004 (subsequently reclassified as "discontinued operations"); and

  the consolidation of Net Sul Comunicações Ltda., or Net Sul, from September 1, 2000.

     We maintain our financial records in Brazilian reais. However, our audited consolidated financial statements and the selected financial data set forth below are presented in U.S. dollars. In order to prepare our consolidated financial statements, we translated our accounts from reais to U.S. dollars, on the basis described in note 2 to our consolidated financial statements. In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar. See note 2 to our audited consolidated financial statements.

	Net Serviços de Comunicação S.A. Consolidated Statements of Operations

	Year Ended December 31,

	2000			2001	2002		2003		2004

	(U.S. dollars in thousands, except per share and per ADS data)

Revenues:
Pay-TV subscriptions	US$	485,004	US$	502,783	US$	421,022	US$	431,578	US$	496,878
Broadband subscriptions		–		9,480		12,516		16,676		34,259
Pay-Per-View revenues		–		19,389		16,614		17,152		20,939
Sign-on and hook-up fees(1)		24,357		20,456		9,294		8,846		8,430
Other services		31,712		11,581		10,308		10,035		13,823
Taxes and other deductions from revenues(2)		(65,772)		(92,644)		(82,597)		(91,972)		(107,125)

Net operating revenues		475,301		471,045		387,157		392,315		467,204

Operating cost and expenses:
Programming and other direct operating costs		(246,210)		(255,160)		(225,585)		(214,240)		(234,370)
Selling, general and administrative expenses		(126,824)		(99,856)		(69,517)		(77,163)		(109,761)
Depreciation and amortization(3)		(186,454)		(220,521)		(74,170)		(63,727)		(56,736)
Impairment of goodwill		–		–		(2,773)		–		–
Other		(815)		(1,796)		(22,159)		(2,364)		4,430

Total operating costs and expenses		(560,303)		(577,333)		(394,204)		(357,494)		(396,437)

Operating income (loss)		(85,002)		(106,288)		(7,047)		34,821		70,767
Other income (expenses):
Monetary indexation expense, net; Gain (loss) on
exchange rate, net		(62,971)		(124,087)		(158,661)		35,889		25,650
Interest expense; Financial expense, net;
Interest income		(61,795)		(113,275)		(150,632)		(108,239)		(143,482)
Other non-operating expenses, net		(6,824)		(3,997)		(4,750)		(2,660)		(585)

Total other expenses, net		(131,590)		(241,359)		(314,043)		(75,010)		(118,417)

Equity results of investees		(400)		(36)		(1,162)		(580)		1,640
Income tax expense		(6,165)		(1,915)		(1,106)		(5,089)		(41,948)
Cumulative effect of accounting change(4)		–		–		(367,733)		–		–
Total discontinued operations(5)		823		125		(9,914)		455		(7,860)
Net loss	US$	(222,334)	US$	(349,473)	US$	(701,005)	US$	(45,403)	US$	(95,818)

Net loss per common share, basic and diluted		(1.98)		(2.88)		(1.80)		(0.05)		(0.12)
Weighted average number of common shares(6)		112,303,247		121,189,144	390,499,870		828,371,343		828,371,343
Income per ADS (7)		(9.41)		(12.45)		(7.46)		(0.22)		(0.47)
OTHER FINANCIAL DATA:
Cash flows provided by operating activities		63,998		33,302		107,715		63,630		66,175
Cash flows used in investing activities		(237,972)		(129,009)		(35,199)		(30,945)		(63,817)
Cash flows provided by (used in) financing activities		138,308		46,484		(70,503)		(39)		(193)
Ratio of earnings to fixed charges(8)		(1.66)		(2.59)		(3.86)		0.58		0.62

	As of December 31,

	2000		2001		2002		2003		2004

	(U.S. dollars in thousands, except per share and per ADS data)

BALANCE SHEET DATA
Assets:
Current assets	US$	146,078	US$	77,554	US$	52,550	US$	115,151	US$	228,672
Property and equipment, net		720,801		591,341		349,914		373,528		367,367
Investments and advances to equity investees		3,715		3,198		857		2,403		1,973
Goodwill on acquisition of consolidated subsidiaries, net		931,103		703,293		221,687		268,639		270,821
Other assets(9)		57,911		50,420		19,459		41,970		119,167

Total assets	US$	1,859,608	US$	1,425,806	US$	644,467	US$	801,691	US$	988,000

Liabilities:
Current liabilities(10)		379,952		433,911		477,954		582,222		439,369
Long-term debt, less current portion(10)		567,694		413,055		–		–		330,554
Accounts payable to programmers		–		–		–		16,051		288
Due to related companies		8,417		8,399		2,111		2,063		420
Deferred sign-on and hook-up fee revenues		39,448		29,890		19,980		23,899		26,029
Other liabilities		75,861		82,023		108,172		180,347		187,689

Total liabilities		1,071,372		967,278		608,217		804,582		984,349

Advances for future capital stock:		–		131,154		–		–		–
Stockholders’ Equity:	US$	788,236	US$	327,374	US$	36,250	US$	(2,891)	US$	3,651

	As of December 31,

	2000		2001		2002		2003		2004

	(U.S. dollars in thousands, except per share and per ADS data)

OPERATING DATA:
(at end of period, except for average)
Total homes passed by cable, excluding optical network		6,551,569		6,511,310		6,512,936		6,600,797		6,681,574
Total connected subscribers		1,504,533		1,428,373		1,323,267		1,352,474		1,418,870
Cable penetration(11)		23.0%		21.9%		20.3%		20.5%		21.2%
Average monthly revenue per cable subscriber(12)	US$	27	US$	29	US$	27	US$	29	US$	31

(1)	Pursuant to Statement of Financial Accounting Standards, or SFAS, No. 51, “Financial Reporting by Cable Television Companies,” sign-on and hook-up fee revenues are recognized currently up to the amount of related direct selling expenses, with the excess deferred and recognized as revenue ratably over ten years (the estimated average period during which we expect subscribers will remain connected to the network). As of December 31, 2000, 2001, 2002, 2003 and 2004, accumulated sign- on and hook-up fee revenues deferred for future recognition aggregated US$39,448, US$29,890, US$19,980, US$21,565 and US$19,693, respectively.

(2)	The ICMS, which is the value-added tax levied by the various Brazilian states on our subscription revenues and sign-on and hook-up fees, increased to 10.0% in 2001 from 7.5% in 2000. The ICMS remained 10.0% in 2002, 2003 and 2004.

(3)	From January 1, 2000 through December 31, 2001, we depreciated our cable plant at a rate of 12.5% to 20.0% a year. Since January 1, 2002, we have depreciated our cable plant at 6.7% to 8.3% a year because of upgrades made to our cable plant in connection with building a two-way communication system that allowed us to introduce our broadband Internet service, Vírtua. Based on external independent analysis, we concluded that this upward revision to the estimated useful life of our cable plant was appropriate. The decrease in depreciation rate reduced our depreciation expense by US$8.1 million in 2002. In addition, in connection with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” in January 2002, we ceased amortizing goodwill, which decreased amortization expenses by US$63.7 million in 2002 as compared to 2001. See also note 4 below.

(4)	Upon adoption of SFAS No. 142, we recorded this non-cash charge to reduce the carrying value of goodwill. Since this charge was recorded for the first time in 2002, reflecting a change in accounting principles, the impairment losses were recognized as non-operational.

(5)	To comply with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as a result of sale of Vicom on August 30, 2004, Vicom’s results from operations are reported as “discontinued operations.” Prior years’ results were restated to comply with SFAS No. 144.

(6)	In June 2004, we adopted provision 03-6 of the Emerging Issues Task Force, or EITF, and restated the prior period’s earnings per share to account for the effect of this provision.

(7)	Reflects the ten-for-one reverse split of our preferred shares, common shares and ADSs, which occurred on June 17, 2002.

(8)	For the years ended December 31, 2000, 2001 and 2002 fixed charges exceeded earnings by US$216,592, US$347,647 and US$321,090, respectively. For the years ended December 31, 2003 and 2004, earnings exceeded fixed charges by US$40,189 and US$47,650, respectively.

(9)	Includes judicial deposits, deferred income tax, income tax recoverable and other assets.

(10)	For the years ended December 31, 2002 and 2003 our long-term debt was classified as “current” as a result of our failure to make any interest or principal payments on our debt. Long-term debt included in current liabilities was US$323.7 million and US$349.9 million as of December 31, 2002 and 2003 respectively. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Financing.”

(11)	Period-end connected subscribers divided by homes passed.

(12)	Average monthly revenue per subscriber is calculated by dividing our subscription revenues for the period presented by the average number of connected subscribers for that period.

Exchange Rate Information

     The information set forth below with respect to exchange rates is based on the official exchange rate of the Central Bank of Brazil, or the Central Bank. These rates are provided solely for your convenience and are not the exchange rates used in the preparation of our consolidated financial statements included in this Form 20-F.

     The following table shows the commercial selling rate in reais per U.S. dollar for the periods and dates indicated:

Exchange Rate of Brazilian Currency per U.S. Dollar

	Low	High	Average(1)	Period-end

		(Reais per US$1.00)
Year

2000	1.7234	1.9847	1.8348	1.9554
2001	1.9353	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0599	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005 (through June 27)	2.3703	2.7621	2.5340	2.3830

	Low	High

	(Reais per US$1.00)
Month
December 2004	2.6544	2.7867
January 2005	2.6248	2.7222
February 2005	2.5621	2.6320
March 2005	2.6011	2.7621
April 2005	2.5195	2.6598
May 2005	2.3784	2.5146
June 2005 (through June 27)	2.3703	2.4891

______________________
Source: Central Bank

     (1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

     On December 31, 2004, the commercial selling rate was R$2.6544 per U.S. dollar. On June 27, 2005, the commercial selling rate was R$2.3830 per U.S. dollar.

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

Risks Related to Net Serviços

Our current major shareholders control most of our corporate transactions and their interests may differ from yours and those held by our previous major shareholders.

     Globo Comunicações e Participações S.A., or Globopar, Distel Holdings S.A., or Distel, a wholly-owned subsidiary of Globopar, and Teléfonos de México, S.A. de C.V., or Telmex, through its wholly-owned subsidiary Latam do Brasil Participações S.A., or Latam, own, directly or indirectly, approximately 99% of our common shares. We are indirectly controlled by Globo, but Telmex has significant approval rights under the new shareholders’ agreement by and among Globo (as defined below), Latam, GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Telmex, as an intervening party. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

     Telmex could have significantly different interests in Net Serviços and our operations than Globopar and Distel (which we refer to collectively as “Globo” in this Form 20-F), and/or may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Globo may not be willing or able to provide us with the financial and other support that it has provided to us historically. Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel Participações S.A., or Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission and Internet services.

     Furthermore, common shares are our only shares of capital stock that hold full voting rights. In accordance with Brazilian corporate law and our by-laws, holders of the preferred shares, and thus of the ADSs, are entitled to vote at meetings of our shareholders in only limited circumstances. This means, among other things, that you, as a holder of preferred shares or ADSs, are entitled to vote only on the following matters:

  our transformation, consolidation, merger or spin-off;

  valuation of assets used in increases in our capital;

  approval of certain specified agreements between us and our controlling shareholders or their affiliates;

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  a change or repeal of provisions of our by-laws that alter or modify any Bovespa (the Brazilian stock exchange) requirements.

     Accordingly, the interests of our major shareholders Globo and Telmex may conflict with the interests of holders of our preferred shares, and Globo and/or Telmex may cause us to act in a manner divergent with the interests of such holders.

The agreements that govern our current debt contain a number of restrictions and limitations that could significantly impact the way we operate our business.

     The agreements that govern our current debt contain a number of restrictive covenants or terms that could adversely impact our business. These covenants impose limitations on our ability and the ability of our subsidiaries to:

  make certain investments or acquisitions;

  make capital expenditures above certain levels;

  dispose of assets or engage in a merger;

  incur additional debt;

  issue equity;

  repurchase or redeem equity interests and debt;

  grant liens; and

  pledge assets.

     Furthermore, under certain of our debt facilities and debt instruments, we are required to maintain specified financial ratios, including consolidated debt to consolidated operating cash flow and adjusted EBITDA to consolidated net interest expense. In order to meet such covenants, we are further restricted in our ability to operate our business, in terms of our ability to make capital expenditures, incur additional debt and make certain investments and acquisitions.

We do not expect to pay cash dividends in the foreseeable future.

     Due to our net losses, historically, we have never declared or paid any cash dividends on our shares, including the preferred shares underlying our ADSs. We do not expect to pay any cash dividends in the foreseeable future. In addition, several of our debt agreements limit our ability to pay dividends.

The amount of our debt increases our vulnerability to adverse economic and market conditions and may adversely affect our business, liquidity and results of operations.

     The aggregate unpaid principal balance of our debt totaled approximately US$565.7 million as of December 31, 2004. Average interest rates on our debt at December 31, 2004 were approximately 20.6% in respect of our reais-denominated debt and approximately 9.2% in respect of our U.S. dollar-denominated debt.

     As of March 31, 2005, as a result of the consummation of our restructuring, the aggregate unpaid principal balance of our debt totaled approximately US$418.7 million, approximately US$75.3 million of which was a bridge loan from a Brazilian financial institution that was repaid on April 22, 2005. Of such indebtedness outstanding as of March 31, 2005, approximately 30% was denominated in U.S. dollars.

Average interest rates on our debt at March 31, 2005 were approximately 19.0% in respect of our reais-denominated debt and approximately 7.0% in respect of our U.S. dollar-denominated debt.

     The amount of our debt has important consequences to holders of our preferred shares and ADSs, including:

  our debt level, and the fact that a significant portion of our debt bears floating interest rates and/or is denominated in U.S. dollars, increases our vulnerability to adverse general economic and cable and television industry conditions and to fluctuations in exchange rates and interest rates;

  we have limited ability to obtain additional financing to fund our working capital requirements, capital expenditures, acquisitions or other general corporate activities; and

  we will need to devote a substantial portion of our cash flow from operations to the payment of principal of and interest on debt, thus reducing future business opportunities.

     We depend on key members of our senior management. Any difficulty in retaining our current senior managers or in hiring new managers could adversely affect our ability to operate our business.

     Our business is managed by a small number of key senior managers. The loss of any of these individuals could materially affect our business. In addition, our success depends on our ability to continue to attract, recruit and retain qualified scientific, technical, managerial and administrative personnel. Competition for qualified personnel in Brazil is strong, and there is generally a limited number of persons with the requisite experience in the sectors in which we operate. Although we maintain a retention plan for our key senior managers, we cannot assure you that we will be able to retain such managers, nor can we assure you that we will be able to find new qualified senior managers, should the need arise. A failure to either retain or to hire new qualified senior managers could adversely affect our business.

Risks Related to Our Business

     We operate our cable systems under licenses that are non-exclusive, and the industry in which we operate is highly competitive, so that an increase in overbuild and/or competition can adversely impact our business and results of operations.

     Our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Agência Nacional de Telecomunicações, or Anatel, the Brazilian telecommunication agency, under the applicable legislation. Anatel has the power to grant licenses to competitors in the same geographic areas in which we already operate. As a result, competing operators may build systems and provide services in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in six of the 44 cities in which we operate.

      We currently compete with:

  cable systems in six of the 44 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis;

  direct-to-home, or DTH, services offered in Brazil by Brazilian and international media consortia;

  Brazilian broadcast networks and their local affiliates; and

  multi-channel multi-point distribution systems, or MMDS, in São Paulo and Rio de Janeiro.

     We also compete with movie theaters, video rental stores and other entertainment and leisure activities generally.

     Our broadband Internet provider, Vírtua, faces significant competition from other broadband Internet providers of asymmetric digital subscriber line, or ADSL, technology.

     We cannot assure you that demand for our new services, such as digital cable television, near video-on-demand and voice-over Internet protocol, will be sufficient to recover our costs of developing and marketing such services. Moreover, technology in the communications industry is changing rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered obsolete by the advent of superior and/or cheaper technology. It is also likely that many of the services we will offer in the future will also be offered by our competitors. Therefore, our failure to introduce these new services rapidly and efficiently to marketplace and to sell them as effectively as our competitors could significantly harm our ability to generate sufficient revenues from such services. Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete, and there is no assurance that sufficient financial resources will be available in order to fund new technology, especially in light of our debt service obligations and restrictive covenants. We are unable to assure you as to the ultimate effect on us of possible technological changes.

     High rates of churn could negatively affect our revenues and profitability.

     Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages. In addition, we incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability.

     During 2003 and 2004, we experienced decreased churn as compared to 2001 and 2002 levels. See “Item 4. Information on the Company—Customer Service and Management of Churn.” We cannot assure you, however, that our churn rates will not increase in future periods or revert to levels experienced in prior years.

     Increases in our programming costs would adversely affect our cash flow and operating margins.

     Programming has been, and is expected to continue to be, our largest operating expense, representing, including trademark fees, approximately 34.6% and 31.0% of our net operating revenues in 2003 and 2004, respectively. In addition, historically, the amounts charged to us under our programming agreements have been denominated in U.S. dollars. Such amounts were then converted to reais as of the date of invoice. Depreciation of the real against the U.S. dollar has increased the cost of our programming under such agreements. Furthermore, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

     During 2003, we entered into negotiations with our programmers through Net Brasil S.A., or Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. As of December 31, 2004, approximately 97% of our programmers were accepting payment as if our programming costs were fixed in reais instead of in U.S. dollars. However, we have only entered into definitive agreements reflecting this arrangement with programmers representing approximately 74% of our total programming costs. We remain in the process of finalizing agreements relating to the remaining 26% of our programming costs. Until all agreements are finalized, we cannot assure you that the programmers with which we have not entered into definitive agreements will charge us for programming in reais instead of in U.S. dollars. If programmers with whom we have not entered into definitive agreements were to charge us for programming in U.S. dollars instead of reais, and if the real were to depreciate significantly against the U.S. dollar, our cash flows and operating margins could be materially adversely affected.

We may be subject to substantial additional expenses on our network which would have a material adverse impact on results of operations.

     The legislative branch of the municipal government of São Paulo recently passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities within five years. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, 100% of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 36% of our total network. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our results of operations.

     Piracy could negatively effect our revenues.

     “Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Brazilian pay-television service providers experience a high rate of piracy, mainly due to Brazil’s economic environment. Historically, we have taken several measures to combat piracy, encoding our signal being the most important of such measures. Currently, 56% of our network is encoded. However, we cannot assure you that we will be able to reduce piracy under our network or improve upon this percentage of codification.

     We operate our cable systems under licenses that are subject to conditional renewal.

     Our cable licenses are subject to periodic renewal, which is conditioned upon, among other things, our having met certain requirements concerning our ownership, system build-out and technical, financial and legal ability to operate the system. Anatel may seek a judgment allowing it to revoke the license of a cable television licensee that, due to the lack of technical, financial or legal capacity, fails to render cable television services on a regular basis. Our cable licenses begin to expire in 2010. We cannot assure you that we will be able to maintain the technical and financial capacity necessary to render regular cable television services. Anatel could refuse to renew one or more of our licenses if we fail to provide such regular cable television services. If we were to lose one or more of our licenses, such loss could materially adversely affect our business, financial condition and results of operations.

     Unforeseen events could interfere with our ability to provide our services.

     Unforeseen events, such as a fire in our control center or a fissure in our cable network, could temporarily prevent us from sending and receiving broadcast signals. Although we have contingency plans in place, we cannot assure you that should such events occur we would be able to implement such plans in the manner or timeframe necessary to prevent interruptions in our services. Extended interruptions in service may have a negative effect on our revenues to the extent that such interruptions cause customers to cancel services or require significant capital resources to correct.

     We are subject to extensive government regulations and changes in such regulations could adversely affect our operations.

     Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other things, licensing, local access, commercial advertising and foreign investment. For example, Brazilian cable regulations:

  require that 51% of the voting rights of the cable television companies have to be held by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years, or by companies controlled by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years;

  place limits on the number of licenses that may be held by any single cable television operator and its affiliates;

  provide that cable television licenses may not be transferred without the approval of Anatel; and

  require cable television operators to carry certain channels or content.

     In addition, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

     The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. The following legislative proposals are currently under consideration:

  Proposed Constitutional Amendment No. 55, or PCA 55, would amend Article 222 of the Brazilian Constitution and would require all Internet service providers and companies “engaging in the production, programming or provision of content of electronic social communication directed to the Brazilian public, by any means” to be owned solely by (i) native-born Brazilians or those naturalized in Brazil for over 10 years or (ii) legal entities organized under Brazilian law and headquartered in Brazil in which at least 70% of the total and voting capital stock is directly or indirectly held by native-born Brazilians or those naturalized in Brazil for over 10 years. We believe that this amendment, if adopted, would not apply to us, but we cannot assure you that this would be the case. If the amendment were to be adopted and interpreted in a manner as to apply to us, we would have two years to adjust our capital structure so as to comply with the amendment’s requirements. Such amendment would have an adverse effect on us. See “Item 4. – Information on the Company – Regulation.”

  Bill No. 4,209 proposes changes similar to PCA 55. We believe that this bill, if adopted, also would not apply to us, but we cannot assure you that this would be the case. Similarly to PCA 55, if Bill 4,209 were to be adopted and interpreted in a manner as to apply to us, we would have two years to adjust our capital structure so as to comply with the bill’s requirements. Such bill would have an adverse effect on us. See “Item 4. – Information on the Company – Regulation.”

     Changes to the current Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition.

     The Internet access portion of our business is subject to a number of factors that could adversely affect its growth.

     Our business plan depends in part on the continued growth of our broadband Internet service, Vírtua. Only a limited number of households currently use the Internet in Brazil. If Internet usage, and specifically broadband Internet usage, does not increase, declines or evolves away from the technologies in which we invest, our business and results of operations could be materially adversely affected.

     The Internet industry in Brazil faces a number of uncertainties. These include but are not limited to the following:

  a lack of access to computers;

  a lack of reliable security technologies;

  privacy concerns;

  inconsistent service quality;

  excessive or unduly restrictive government regulation;

  network infrastructure and risk of system failure, such as viruses;

  uncertainty regarding intellectual property rights and other legal issues;

  the failure of the Internet infrastructure, such as servers and modems, to support current levels of usage growth;

  dependence on partnerships with ISPs; and

  claims of liability against ISPs as a result of computer viruses or security breaches.

     Any of these and other factors could negatively affect our ability to sell our broadband Internet service or any other Internet-based services we may introduce in the future.

     We and our subsidiaries are party to several legal proceedings arising out of the regular course of our business. If we receive unfavorable outcomes in these proceedings, our cash flows could be materially and adversely affected.

     We and our subsidiaries are party to several legal proceedings arising out of the regular course of our business. Such legal proceedings relate predominantly to tax matters and civil and labor disputes.

     We cannot assure you that we will obtain a final favorable court decision with regards to any particular proceeding. In addition, we cannot assure you that, should a final judgment be entered against us, the plaintiff body will permit, or applicable law will allow, us to pay the imposed judgment over time. If we obtain unfavorable outcomes in such proceedings and/or if we are forced to pay a large judgment over a short period of time, our cash flows could be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings.”

     We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations.

     We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations. The most significant of these potential additional taxes on our network is the tax on the use of public thoroughfares (which includes the installation and passage of cables), or “shadow” tax. Since 1999, several Brazilian municipalities, which currently contain approximately 75% of our subscribers, passed legislation imposing a shadow tax. This tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. We have approximately 18,659,000 meters of installed cable in the municipalities where this tax exists.

     We have not made any reserves for the payment of the shadow tax. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If we are required to pay this tax, our operating results would be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings—Shadow tax.”

Risks Related to Brazil

     A downturn or increased volatility in the Brazilian economy or the depreciation of the real could adversely affect our revenues, cash flows and profitability.

     All of our operations and customers are located in Brazil. Therefore, our results of operations and financial condition depend upon the level of economic growth in Brazil, and, consequently, upon customer demand for our services. Currently, the Brazilian economy continues to face weak economic growth. There can be no assurance that such economic weakness will not be prolonged or become more severe in the future. Weakness in the Brazilian economy has adversely affected our subscriber and revenue growth in the past. Continued economic weakness would lead to shortfalls in our revenues and subscriber levels and could have an adverse impact on the market price of our preferred shares and ADSs.

     Although the real increased in value by approximately 8.1% against the U.S. dollar in 2004, from an exchange rate of R$2.8892 to US$1.00 on December 31, 2003 to an exchange rate of R$2.6544 to US$1.00 on December 31, 2004, the real has historically suffered several major depreciations against the U.S. dollar and has generally decreased against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Within this general trend of depreciation, Brazilian currency has shown high volatility. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the medium or long term. Accordingly, depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

     Although our revenues are in reais, a substantial portion of our indebtedness and capital expenditures, including network equipment costs, are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased margins and have an adverse impact on our earnings and cash flow and our ability to service our debt. Moreover, a depreciation of the real against the U.S. dollar would make our total revenue and average revenue per subscriber grow more slowly (or even decline) in U.S. dollar terms as compared to in reais. This lower level of U.S. dollar-denominated growth could have an adverse impact on the market price of our preferred shares and ADSs.

     Brazilian political and economic conditions have a direct impact on our business, and the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

     Our financial condition and results of operations are substantially dependent on the Brazilian economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of the economy. Our business, financial condition and results of operations may be adversely affected by such changes in policy as well as by other factors outside of our control, such as:

  currency fluctuations;

  inflation;

  price instability;

  interest rates;

  monetary policy;

  the liquidity of Brazilian capital markets;

  electric power rationing;

  general economic growth;

  tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation could threaten our costs, contribute significantly to economic uncertainty in Brazil and cause heightened volatility in the Brazilian securities markets.

     Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation during the last twelve years reaching as high as 1,174.7% in 1992, 2,567.3% in 1993 and 1,246.6% in 1994, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to the IGP-M, was 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

     Developments in, and the perception of risk in, emerging economies may impede our access to international capital markets and adversely affect the market price of our preferred shares and ADSs.

     International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of emerging markets have resulted in investors’ perception of greater risk from investments in such markets. Such perceptions regarding emerging market countries have significantly affected the Brazilian securities markets and the availability of credit in Brazil, from both domestic and international sources of capital. Furthermore, although economic conditions are different in each country, investors’ reactions to developments in one country can impact the prices of securities in other countries, including those in Brazil. Negative economic and market conditions in other emerging market countries, especially those in Latin America and Asia, have at times resulted in considerable outflows of funds from, and declines in the amount of foreign investment in, Brazil. This caused Brazilian companies to face higher costs of raising funds and adversely affected the market price of Brazilian companies’ securities. Examples of such events include the depreciation of the Mexican peso in December 1994, the Asian economic crisis of 1997 and the Russian currency crisis of 1998. The repercussions of these events were exacerbated in Brazil by Brazil’s 1999 currency depreciation and related economic developments. More recently, Argentina’s instability in 2001 and 2002 increased international financial markets volatility.

     To the extent that economic problems in emerging market countries or elsewhere negatively impact Brazil and/or adversely affect Brazilian securities markets, our business and the market price of the preferred shares and ADSs may be adversely affected.

     Furthermore, we cannot assure you that, in the event of adverse developments in emerging market economies, the international capital markets will remain open to Brazilian companies or that the resulting interest rates in such markets will be advantageous to us. Decreased foreign investment in Brazil could negatively affect growth and liquidity in the Brazilian economy, which in turn could have a negative impact on our business.

     Restrictions on the movement of capital out of Brazil may hinder your ability to receive distributions on, and the proceeds of any sale of, the preferred shares or ADSs.

     Brazilian law permits the Brazilian government to impose restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. The government may impose such restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. For example, the Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. The likelihood that the Brazilian government would impose such restrictions again may depend on the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payments is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors.

     If reintroduced, these restrictions would hinder or prevent the conversion of distributions or the proceeds from any sale of the preferred shares or ADSs, as the case may be, from reais into U.S. dollars and the remittance of U.S. dollars abroad. In the case of ADSs, the custodian, acting on behalf of the depositary for the ADSs, will hold the reais it cannot convert for the accounts of the ADR holders who have not been paid as a result of the restrictions. The depositary will not reinvest the reais and will not be liable for any interest on the monies held. In addition, any reais so held will be subject to depreciation risk.

     We cannot assure you that the Brazilian government will not impose restrictions on the conversion of Brazilian currency into foreign currencies in the future, temporary or otherwise.

Risks Related to Our Securities

     We are subject to different corporate rules and regulations as a Brazilian company, and the preferred shares and ADSs have fewer and less well defined shareholders’ rights.

     Our corporate affairs are governed by our by-laws and Brazilian corporate law, which differs from the legal principles that would apply if we were incorporated in a United States jurisdiction, such as Delaware or New York, or in other jurisdictions outside Brazil. Under Brazilian corporate law, the rights of those holding preferred shares or ADSs may be fewer and based on less precedent than they would be under the laws of other jurisdictions outside Brazil.

     The Brazilian securities markets are not as highly regulated or supervised as the United States securities markets or markets in certain other countries. Rules and policies with respect to the preservation of minority shareholder interests and against self-dealing may not be enforced in Brazil to the same extent as such rules are enforced in the United States, and the law may be less developed in such areas, putting holders of the preferred shares and ADSs at a potential disadvantage.

     Because we are a Brazilian company, you may face difficulties in proceedings with respect to your interests as a shareholder.

     We are a sociedade anônima, or corporation, organized under the laws of Brazil and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face greater difficulties in protecting your interests, in the case of actions against our directors or officers, than would shareholders of a corporation incorporated in a state, or other jurisdiction, of the United States.

     If you exchange ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad and you risk unfavorable tax treatment.

     The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for distributions relating to the preferred shares or upon the disposition of the preferred shares. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely—for five business days from the date of the exchange—on the custodian’s electronic certificate of registration. Thereafter, you may not be able to obtain, and the custodian may not be able to remit, U.S. dollars abroad upon the disposition of the preferred shares unless you obtain your own electronic certificate of registration or register your investment in the preferred shares under specified regulations that entitle foreign investors to buy and sell securities on the Bovespa. If you obtain an electronic certificate of registration, you may be subject to unfavorable tax treatment on gains with respect to the preferred shares unless you are resident in a tax haven jurisdiction. See “Item 10. Additional Information—Taxation—Material Brazilian Taxation Considerations.” If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner.

     We cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from any disposition will not be imposed in the future. In addition, if you exchange your ADSs for the underlying preferred shares you may be subject to a Brazilian tax (currently imposed at the rate of 0.38%) upon the withdrawal of funds from any Brazilian account in connection with the payment of dividends by Net Serviços or the remittance from Brazil of the proceeds of the sale of preferred shares.

     You might be unable to exercise preemptive rights with respect to the preferred shares.

     You may not be able to exercise the preemptive rights relating to the preferred shares, including preferred shares underlying the ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements is available. We are not obligated to file a registration statement with respect to the preferred shares or other securities relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from the registration requirements is available, you will receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold by the depositary, they will be allowed to lapse.

     Holders of ADSs, as opposed to holders of preferred shares, may encounter difficulty in exercising certain rights.

     As a holder of ADSs, you may find it difficult to exercise some of your rights. For instance, if we fail to timely provide the depositary with voting materials, you may not be able to give instructions to the depositary on how it should vote your ADSs.

     The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Due to our history of operating losses, we have never paid cash dividends on the preferred shares or ADSs. We are a holding company and our ability to obtain funds for the payment of cash dividends depends entirely on our ability to obtain funds from our subsidiaries and investees. In addition, several of our debt agreements limit our ability to pay dividends.

     Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as our self, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission), or the CVM, within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

     We have never reported adjusted net profits and consequently have never paid the mandatory distribution. We do not anticipate reporting adjusted net profits in the near-term. We intend to retain any profits in excess of any mandatory distribution in a supplementary reserve for use in the operation and expansion of our business, and therefore we do not anticipate paying any dividends in excess of any mandatory distribution for the foreseeable future.

     We have not paid dividends to our shareholders in the past, nor do we expect to pay dividends in the foreseeable future. See “Item 10. Additional Information—Dividend Policy.”

     The issuance by us or our major shareholders of a substantial number of preferred or common shares could decrease the market price of preferred shares and ADSs and could significantly dilute your holdings.

     The issuance by us or our major shareholders of a substantial number of preferred or common shares could decrease the market price of preferred shares in general and ADSs. In the future, subject to the restrictions of our debt facilities and debt instruments, we may choose to raise further capital by issuing additional preferred shares, convertible securities or other equity-related securities. The timing, terms, size and pricing of any such transaction will depend on investor interest and market conditions. Any issuance of equity or equity-related securities, however, would dilute your holdings and possibly substantially to the extent that preemptive rights are not made available to you or exercised by you.

     Brazilian securities markets are volatile and illiquid, which could negatively affect the market value of your ADSs.

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States and are not as highly regulated or supervised as U.S. markets. The relatively small market capitalization and illiquidity of Brazilian equity markets may cause the price of securities of Brazilian issuers to fluctuate, whether such securities trade in the domestic or an international market. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2004 share trading volume, had a market capitalization of approximately US$242 billion as of December 31, 2004 and an average daily trading volume of approximately US$348 million for 2004. In comparison, the Nasdaq National Market had a market capitalization of US$3 trillion as of December 31, 2004 and an average daily trading volume of approximately US$2 billion for 2004.

     The market for the preferred shares and the ADSs has experienced significant price and volume fluctuations. In 2002, the prices of the ADSs declined 97%. In 2003, the prices of the ADSs increased 169%. In 2004, the prices of the ADSs decreased 21%.

     The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

     As of March 31, 2005, there were 320,000 ADSs outstanding. The average daily trading volume for our ADSs on the Nasdaq National Market during 2004 was approximately 35,000 shares per day and US$88,000 per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Restructuring

     On March 22, 2005, we consummated the restructuring of 98% of our outstanding indebtedness. The restructuring culminated a process that began in December 2002, when we ceased making payments on our outstanding debt. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain growth independently of capital markets conditions.

     As a result of the restructuring, the outstanding principal amount of our financial indebtedness was reduced from US$565.7 million as of December 31, 2004 to US$418.7 million as of March 31, 2005, approximately US$75.3 million of which was a bridge loan from a Brazilian financial institution that was repaid on April 22, 2005. Of such indebtedness outstanding as of March 31, 2005, approximately 30% was denominated in U.S. dollars and the remaining 70% was denominated in reais (based on the exchange rate prevailing on such date). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of our new senior secured debt.

     In the restructuring, we repaid 40% of the principal amount of our debt plus interest over the debt balance as of June 30, 2004 for the period between July 1, 2004 and March 21, 2005 at LIBOR plus 3% per year for our U.S. dollar denominated debt, and CDI plus 2% per year for our the real denominated debt. We funded this repayment using approximately R$142.0 million (US$53.5 million) of our own cash, approximately R$200.0 million (US$75.3 million) of proceeds from a bridge loan from a Brazilian financial institution and approximately R$255.0 million (US$96.1 million) from the proceeds of Globo’s and Telmex’s share subscription in connection with the private offering discussed below. Additionally, Globopar used R$64.0 million (US$24.1 million) of indebtedness which we owed to them to subscribe for shares in the private offering. The remaining amount received by us through the issuance of common and preferred shares at a price of R$0.35 per share in the private offering was used to pay off the bridge loan on April 22, 2005 and to improve our cash position.

     In connection with the restructuring, we issued 745,147,153 of our common shares and 1,079,874,843 of our preferred shares. We initially offered all of such shares in a private offering to the then holders of our common and preferred shares at a price of R$0.35 per share, and an aggregate of 735,702,026 common shares and 1,054,190,593 preferred shares were sold to such shareholders and their assignees in the private offering. The remaining 9,445,127 common shares and 25,684,250 preferred shares that were not subscribed for by our shareholders or their assignees were subsequently auctioned at the Bovespa on May 9 2005 at a price of R$0.51 per share and R$0.63 per share. Pursuant to the terms of the instruments governing our senior secured debt, an aggregate amount of R$53.0 million (US$20.0 million) was then used to prepay a portion of our debt.

     In connection with our restructuring, Globo entered into a series of agreements with Telmex and its wholly-owned subsidiary Latam, pursuant to which Telmex, through Latam, became a significant shareholder in us. Pursuant to those agreements Telmex, through Latam, purchased 54,096,360 of our common shares and 179,906,550 of our preferred shares and Globo purchased 681,605,160 of our common shares in the private offering referred to above. Immediately following such share issuance, and at the same time as the closing of our restructuring, Globo (i) transferred 51% of our common shares to GB Empreendimentos e Participações S.A., or GB, a special purpose company formed by Globopar to control us (ii) sold to Latam 49% of the voting interests of GB and 100% of the non-voting interests of GB (while retaining 51% of the voting interests of GB) and (iii) sold to Latam an additional 224,928,532 of our common shares. One-third of the capital of GB consists of voting shares, with non-voting shares representing the remaining two-thirds. Accordingly, as of June 27, 2005, Telmex owned, directly or indirectly through Latam and GB, 37.1% of our outstanding equity shares. Globo continues to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our new shareholders’ agreement. See “Item 7. Major Shareholders and Related Party Transactions - New Shareholders’ Agreements.”

Business Overview

     We are the largest pay-television operator in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2004, we had approximately 1.4 million connected subscribers in 44 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are also the leading provider of high-speed cable modem Internet access through our Vírtua service, which had approximately 189,000 subscribers as of December 31, 2004. Our advanced network of coaxial and fiber-optic cable covers over 35,000 kilometers and passes approximately 6.7 million homes. In 2004, we had operating revenues of US$574.3 million. As of December 31, 2004, approximately 36% of our network had two-way communication capability.

     Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name and broadband Internet service under the “Vírtua” brand name.

     During 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. Through providing digital cable services, we are able to offer subscribers additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

Strategy

     Our strategy is to maintain our position as Brazil’s leading provider of pay-television services and to continue to grow our broadband business. We will continue to focus on improving our cash flows and operating margins and providing better quality services. In order to achieve our goals, we are undertaking the following business and financial initiatives.

Business Initiatives
  Improve customer satisfaction by providing reliable, high quality products and responsive customer service. We view our business as a service business, and, therefore, we have been working hard to improve customer satisfaction, both in terms of our cable and broadband Internet products and in our responsiveness to customer inquiries.

  Pursue growth through targeted marketing. We focus our marketing efforts on our existing customer base and on the potential customers already passed by our network. Through this two-fold, targeted marketing approach we hope to encourage existing customers to migrate to higher-end programming packages and to purchase value-added services, while at the same time encouraging those who do not yet subscribe to our services to join our subscription base.

  Continue the growth of Vírtua, our broadband Internet service. In 2003, we increased our investment in broadband by relaunching our broadband Internet service, Vírtua. Broadband Internet has an attractive marginal return. Furthermore, we estimate that subscribers of our broadband Internet service are 70% less likely to disconnect their pay-television service as compared to our other pay-television subscribers. Within Vírtua, the main processes involved in Vírtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed.

  Continue to roll-out digital cable. During 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. This allows us to increase the number of pay-per-view channels and to offer new services such as audio channels, near video-on-demand and an interactive programming guide.
Financial Initiatives
  Improve our liquidity position. We will continue to pursue measures to (i) limit the impact of future exchange rate volatility by reducing the amount of our U.S. dollar-denominated debt, and (ii) ensure capital expenditures and operating costs reflect the most efficient use of our capital.

  Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures in geographic areas and on services where we believe we can achieve higher returns on our investments. Pursuant to this plan, whereby we made an analysis of our network on a node-by- node basis, we target our capital spending on selected portions of our existing network, principally in high income, urban areas, where we anticipate greater demand for broadband, digital cable and advanced services. We believe such targeted investments allow us to reduce our capital expenditures while providing sufficient investments to upgrade our network to enable us to offer broadband, digital cable and advanced services to our targeted markets.

  Continue to focus on corporate governance. Since June 2002, our shares have been listed on the Bovespa’s Special Corporate Governance Level 2, or Level 2, which provides enhanced shareholder protections. We believe that trading our shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, we have established certain voting rights with regards to our preferred shares, and we offer 100% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the Bovespa.” We have also been moving toward full compliance with the Sarbanes-Oxley Act of 2002.

History and Development of the Company

     Under our previous name, Multicanal Participações S.A., or Multicanal, we first listed our ADSs on the Nasdaq National Market in October 1996. In late 1997, our major shareholders at the time sold their interests in us to Globopar. Following that transaction, the principal shareholders of Multicanal were Globopar and União Comércio e Participações, the latter of which was at the time a wholly-owned subsidiary of Banco Bradesco S.A.

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

     In July 2000, we acquired 100% of MDS Telecomunicações S.A., which held 100% ownership in Vicom, a company that offers corporate customers corporate data transmission services via satellite, hybrid fiber-coax, or HFC, network and radio circuits. Consistent with our strategy of focusing on and increasing our resources toward pay-television and broadband Internet service, on August 30, 2004, we sold Vicom to Comsat Brasil Ltda., the assignee of Comsat International. As a result of this sale, we will receive R$16.2 million (US$6.1 million), and we also assumed US$2.1 million of Vicom’s debt. We do not expect the sale of Vicom to have a significant impact on our results of operations since, historically, cash flows generated from Vicom’s operations were directly reinvested into Vicom.

     In September 2000, we completed the acquisition of Net Sul Holding S.A., the then 99.99% owner of Net Sul, what was then the second largest cable television operator in Brazil. The Net Sul acquisition significantly increased our subscriber base and provided us access to markets in southern Brazil, a region we historically had not served.

     We did not experience growth in 2001 and 2002, mainly due to a slowing economy in Brazil and in 2002 as a result of an increase in hook-up fees that took effect in June of that year.

     In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A.

     Since these acquisitions were made, we have been working towards the integration of our various operations. During 2001, we completed the consolidation of administrative and commercial policies, including conforming disconnection policies and prices. Since 2002, we have worked to improve and integrate the systems to these operations. In 2003, we completed the consolidation of our billing system. During 2003, we also resumed media advertising, improved our sales infrastructure with the creation of local points of sale, and changed both the supplier of our telemarketing and the way we compensate our telemarketers. In 2004, we continued to use media advertising and the local points of sale strategies implemented in 2003, and our telemarketers initiative remained in place.

Our Services

     We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet service. We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. During November 2004, for instance, we rolled out digital cable television services to our customers in Rio de Janeiro and São Paulo. As of December 31, 2004, we had approximately 1.4 million pay-television subscribers and 189,000 broadband Internet subscribers.

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

     Our Programming Packages

     We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$19.90 to R$178.90. We divide our packages into three major categories: premium, which includes the Advantage, Plus and Digital; intermediate, which is represented by the Master package; and basic, which is represented by the Standard package.

     We offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at pre-determined times.

     Our programming packages include the programming we purchase, as well as other channels that we are required to provide. These required channels include free broadcast television stations generally available in the service area in which a subscriber resides and six government public service channels that are available nationwide.

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

     Our revenues from pay-per-view events are seasonal, based largely on the soccer season, and accounted for approximately 3.6% of our total gross revenues for 2004.

     Programming Sources

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil. Since July 8, 2004, Net Brasil has been wholly-owned by Distel, a wholly-owned subsidiary of Globopar. Prior to July 8, 2004, Net Brasil was owned 60% by Distel and 40% by us.

     Prior to June 27, 2004, Net Brasil acted as our intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil, which constitutes approximately two-thirds of our overall programming costs. We obtain directly, for our own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one-third of our programming costs. On June 27, 2004 we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

Broadband

     In April 2000, we launched Vírtua. Vírtua is the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2004, Vírtua was available in the following eleven Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Santos, Sorocaba, Curitiba, Porto Alegre, Campinas, Florianópolis and Goiana, reaching approximately 2.4 million homes and serving 189,000 residential subscribers. In accordance with regulations, we offer broadband Internet service only to subscribers of our pay-television service.

     According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2004, we provided broadband Internet service to approximately 9% of Brazil’s broadband subscribers.

     Service Packages

     As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Toward that end, we currently offer through Vírtua Internet connection speeds ranging from 150 Kbps to 1200 Kbps with monthly subscription fees that range in price from R$49.90 (US$18.80) to R$209.90 (US$79.08), as of December 31, 2004.

Operations

Subscriber and Operational Data

     In building our network and marketing our services, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

Subscriber and Operational Data
as of December 31, 2004

Total connected subscribers	1,418,870
Total kilometers of cable network	35,715
Total homes passed	6,681,574
Average cable penetration	21.2%

Regional Data

     In 2003, we reorganized our reporting segments to facilitate operational review. We now manage our operations as six regional clusters as follows (all population data is derived from a 2003 report of IBGE, a Brazilian federal institute that compiles demographic and economic data):

     Region 1. This cluster covers São Paulo, the largest pay-television market in Brazil (measured in terms of homes passed and active subscribers), representing an estimated population of approximately 10.8 million.

     Region 2. This cluster covers the city of Rio de Janeiro, representing an estimated population of approximately 6.0 million.

     Region 3. Region 3 includes Porto Alegre, Curitiba, Florianópolis and the Litoral region, representing an estimated combined population of approximately 3.4 million.

     Region 4. Region 4 includes Campinas, Indaiatuba and Santos, representing an estimated combined population of approximately 1.6 million.

     Region 5. Region 5 includes Belo Horizonte and Brasilia, representing an estimated combined population of approximately 4.5 million.

     Region 6. Region 6 is referred to as “Brasil Interior” and includes Anápolis, Arapongas, Bagé, Baurú, Bento Gonçalves, Blumenau, Campo Grande, Caxias, Chapecó, Criciúma, Cruz Alta, Erechim, Farroupilha, Franca, Goiânia, Joinville, Jundiaí, Lajeado, Londrina, Maringá, Novo Hamburgo, Passo Fundo, Pelotas, Piracicaba, Recife, Ribeirão Preto, Rio Grande, Santa Cruz, Santa Maria, São Carlos, São José do Rio Preto, Sorocaba e Uruguaiana, representing an estimated combined population of approximately 10.3 million.

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
Cable Network

     Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-top box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz and 750 MHz. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including pay-per-view services and Internet access.

     At December 31, 2004, our cable network totaled 35,715 kilometers. The following table sets forth, as of December 31, 2004, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
26%	750 MHz
58%	550 MHz
16%	450 MHz or less

     As of December 31, 2004, we had coded, or “scrambled,” the signal of 56% of the homes we passed, with the objective of reducing piracy.

     As of December 31, 2004, we had activated two-way, or bi-directional, technology for 2.4 million homes passed. This technology permits us to offer broadband Internet service. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

     At December 31, 2004, our network consisted of 2,875 fiber nodes that we estimate fed on average 2,300 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through Vírtua.

     A substantial portion of our network consists of aerial cables (as opposed to buried cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee.

     In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed-line telephone utilities. We are required to pay Telemar a percentage of our revenues in Belo Horizonte under this lease.

     We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas and deterioration of cable insulation. We maintain our network by employing a maintenance crew, as of December 31, 2004, of 1,227 employees, as well as by employing independent contractors.

     MMDS

     In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with approximately 23,000 subscribers. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded. See “—Pay Television Customer Care—MMDS.”

Pay-Television Customer Care

Customer Service and Management of Churn

     In November 2003, we changed customer service suppliers to TNL Contax S.A., or Contax, which started to operate our customer service centers, with aggressive targets on service quality. We have seen improvement in customer service resulting from our change to Contax.

     We believe that by delivering better customer service, we will be able to lower our churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers (excluding the temporarily blocked subscribers) for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Our annual churn rate has declined since 2002, as indicated in the table below:

Year	Churn Rate

2004	12.8%
2003	13.8%
2002	18.1%

     To address bad debt, we adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are at least five days past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Furthermore, in order to minimize credit delinquencies, we have enhanced our credit approval requirements and strengthened our collection processes. Our annual bad debt expense, as a percentage of revenue, has declined since 2002, as indicated in the table below:

Bad Debt as a Percentage
Year	of Revenues

2004	1.2%
2003	1.4%
2002	2.3%

Sales and Marketing

     We have a centralized sales and marketing team responsible for overseeing our sales and marketing. In addition, we have marketing specialists dedicated specifically to each region and committed to building a detailed action plan for each of our main operations. For each region, we continuously monitor subscriber perception, competition, pricing and service preferences to increase our responsiveness to subscribers.

     Among our long-term marketing objectives is to increase our market penetration, subscriber loyalty and our growth in revenue per household. Over time, we expect our subscribers to view their cable connection as the best “pipeline” to the home. To achieve this objective, we are pursuing the following strategies:

  introducing new value-added services;

  designing offerings to enable greater opportunities for subscriber entertainment choices;

  packaging product offerings to promote the sale of premium services and niche programming and to provide attractive price/value options;

  targeting marketing opportunities based on demographic data; and

  employing the “NET” and “Vírtua” brand names to promote subscriber awareness and loyalty.

     To increase subscriber penetration and the level of services used by our customers, we use coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail and outsourced customer service centers. Each of these marketing techniques focuses on minimizing our cost of acquisition of new customers.

The Social Responsibility Project

     We have an ongoing marketing program in which we participate in community projects in areas in which we operate. One of these programs is “Net Educação” (Net Education), a broad social responsibility project emphasizing the training of public schoolteachers throughout Brazil. Net Educação was implemented in January 2004 and is backed by the United Nations Education, Scientific and Cultural Organization and the São Paulo State Education Secretary. Net Educação oversees the installation of pay-television stations in schools that join the project and provides academic support through the Internet portal www.neteducacao.tv.br. Net Educação also transmits an educational program through one of our cable channels.

Competition

     According to Pay-TV Survey No. 97, published in March 2005, we provided service to approximately 37% of Brazil’s pay-television subscribers as of December 31, 2004. In addition to other pay-television providers, such as DTH, we compete with broadcast television and sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition may emerge as a result of changing technology. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

     The following describes our key sources of competition:

Broadcast Television

     Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 30 million urban television households as of December 31, 2003, according to the Brazilian Association of Pay TV, or ABTA. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

DTH

     DTH systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings.

     DTH systems are less capital intensive than constructing cable television networks. This competitive advantage, however, may be offset by several factors. Among these is that DTH tends to entail higher monthly subscription fees than cable. In addition, DTH requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas.

Cable Overbuilds

     According to Pay-TV Survey No. 97, as of December 31, 2004, the Brazilian cable industry consisted of more than 50 cable operators in approximately 190 municipalities, serving an estimated 2.1 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in São Paulo, Curitiba, Florianópolis, Pelotas, Santos and Belo Horizonte.

MMDS

     Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 97, as of December 31, 2004, it was estimated that MMDS accounted for approximately 6.3% of pay-television services in Brazil. We accounted for approximately 10% of all MMDS subscribers in Brazil.

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

Broadband

     Broadband Internet access is currently being offered in Brazil primarily by telephone companies and cable television operators. Cable technology has a competitive advantage over ADSL technology as cable provides two-way capability. This allows broadband cable modem subscribers to download and upload at the same speed while ADSL subscribers experience asymmetrical speeds between download and upload.

Licenses

     We currently hold 46 licenses to operate pay-television systems in 44 cities. Three of these licenses are for MMDS service and the remaining 43 are for cable services.

     The licenses are issued on a non-exclusive basis by Anatel, the national communications agency. The licenses are for a term of 15 years and are automatically renewable, subject to:

  satisfactory fulfillment of all technical and financial requirements for establishing a network and operating the business;

  compliance with applicable laws and regulations; and

  the payment of a fee.

Description of Property

     We own most of the fixed assets essential to our operations. As of December 31, 2004, our major fixed assets were:

  35,715 kilometers of coaxial cable, of which 6,203 kilometers have fiber-optic capability;

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

     We lease most of our office space, including our headquarters located in São Paulo which consists of approximately 3,200 square meters, and data processing equipment from third parties. We generally own our service vehicles, data processing facilities and test equipment. We anticipate that, upon the expiration of any of our current leasing arrangements, we will be able to renew those arrangements or enter into alternative leasing arrangements at comparable costs.

Regulation

Cable Television Services

     Cable television services in Brazil are licensed and regulated by Anatel pursuant to Law No. 8,977, enacted by the Brazilian Congress on January 6, 1995; Decree No. 2,206, enacted by the President of Brazil on April 14, 1997; Ordinance No. 256, issued by the Ministry of Communications on April 18, 1997; and the General Law of Telecommunications No. 9,472, enacted on July 16, 1997. Prior to the enactment of Law No. 8,977 in 1995, the Brazilian cable industry had been governed by two principal regulatory measures since its inception in 1989: Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989; and Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991.

     Ordinance No. 250, which was suspended by Ordinance No. 36 approximately 15 months after its enactment, regulated the distribution of television signals, or DISTV, by physical means (i.e., by cable television) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance No. 250, the Ministry of Communications granted 101 authorizations to local operators to commercially exploit DISTV services. Although Ordinance No. 250 did not specifically address cable television services, a number of DISTV operators, including our own cable operating subsidiaries, began to offer cable television services based on DISTV authorizations. With the issuance of Ordinance No. 36 in March 1991, the Ministry of Communications suspended Ordinance No. 250; however, the DISTV authorizations issued during the preceding 15 months remained valid. Proposed regulations relating to cable services were submitted for public comment by the Ministry of Communications at the same time Ordinance No. 36 was issued, but were never adopted and no further regulatory action was taken until the enactment of Law No. 8,977 in 1995. Law No. 8,977, together with No. Decree 2,206 and Ordinance No. 256, which provide detailed procedures for the implementation of Law No. 8,977, constitute the current regulatory framework for cable television services in Brazil.

     Under Law No. 8,977 and Decree No. 2,206, a cable operator must obtain a license from Anatel in order to provide cable television services in Brazil. All cable licenses are non-exclusive licenses to provide cable television services in a service area. Cable television licenses are granted by Anatel for a period of 15 years and are renewable for equal and successive periods. Renewal of the cable television license by Anatel is assured if the cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations, (ii) agreed to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards, and (iii) requested the renewal of such license at least 24 months prior to the expiration date of the license. The renewal of the cable television license may also be subject to the payment of a renewal fee in an amount agreed upon by the licensee and Anatel.

     Only private legal entities which provide cable television services as their main business activity, are headquartered in Brazil and at least 51% of their voting capital is controlled by Brazilian citizens or naturalized Brazilian citizens for over ten years, or by companies incorporated in Brazil controlled by Brazilian citizens, are eligible to receive a license to operate cable television systems in Brazil. In the event that no private entity displays an interest in providing cable television services in a particular service area, Anatel may grant the local incumbent telephone operator a license to provide cable television services.

     Cable operators that provided cable television services under a DISTV authorization granted under Ordinance No. 250 were required under Law No. 8,977 to file applications to have their DISTV authorizations converted into cable television licenses. DISTV authorizations covering all of our service areas were converted into cable television licenses in December 1996.

     Decree No. 2,206 establishes specific guidelines related to bids for cable licenses. In general, cable television licenses will be granted pursuant to a public bidding process currently being administered by Anatel. In order to submit a bid for a license, a bidder must meet certain financial, technical and legal prerequisites. After such prerequisites are met, a bidder then must submit a detailed bid describing its plan to provide cable television services in the service area and the intended price for the license.

     Once a cable television license is granted, the licensee has an 18-month period from the date of the license grant to complete the initial stage of the installation of the cable system and to commence providing cable services to subscribers in the service area. The 18-month period is subject to a single 12-month extension at the request of the licensee, with such extension granted at the discretion of Anatel.

     Any transfer of a cable television license is subject to the prior approval of Anatel. A licensee may not transfer its license until it has commenced the commercial operation of its services in its service area. The license may, however, be transferred to a subsidiary company controlled by the licensee, by hereditary succession or by a spin-off transaction before the commencement of cable television services. Transfers of shares causing a change in the control of a licensee or the legal entity that controls a licensee are also subject to the prior approval of Anatel. Anatel must receive notice of any change in the capital structure of a licensee within 60 days, including any transfer of shares or increase of capital, which does not result in a change of control.

     Law No. 8,977 and Decree No. 2,206 regulate programming content and access to cable systems. In addition to channels allocated for unrestricted programming, a cable television operator is required to make available in its service area channels in the following categories: (i) basic channels for use free of charge; (ii) channels devoted to occasional services; and (iii) channels devoted to permanent services. A cable operator must provide access free of charge for the following basic channels:

  channels for the distribution of programming by local uncodified VHF and UHF broadcast stations;

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

     A cable operator must reserve at least two channels for occasional services, which are dedicated for the transmission of seminars, public protests and demonstrations, meetings of Congress and similar events of public interest. Thirty percent of a cable system’s available channels must be reserved for “permanent services.” Permanent services are dedicated to the transmission of programming produced by companies which are not affiliated with the cable television operator. Channels for occasional or permanent services must be publicly offered by the operator, and compensation of the operator is to be established pursuant to market practices and costs involved in the rendering of such services.

     Law No. 8,977 and Decree No. 2,206 also limit the use by a cable operator of its channels reserved for the unrestricted programming. A cable television operator may not (i) impose conditions that result in participation in the control or require any financial interest in the entity providing programming; (ii) compel the programming entity to provide for exclusivity rights as a condition to the programming agreement; or (iii) restrict the unaffiliated programming entity’s market competition capacity. Further, a cable television operator may acquire programming produced outside of Brazil only through a company located in Brazil. Cable television operators are also required to offer at least one channel consisting exclusively of independently produced Brazilian motion pictures and features. Decree No. 2,206 also specifies that cable system operators should make available to subscribers, upon their request and at their expense, a device that blocks reception of certain subscription programming.

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

     Anatel may revoke a license upon the issuance of a judicial decision, after due process, if the licensee:

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

     Rule No. 13/96 granted a one-year period from the date a DISTV authorization is converted into a cable television license for any cable system operator to comply with such restrictions, and a six-month period to make the basic channels for use free of charge, and channels devoted to occasional or permanent services to the public. We believe that we are in compliance with the terms of the ordinance.

     The Brazilian Congress is currently discussing a series of bills, which, if accepted, may modify the current regulatory framework. These legislative discussions are at a preliminary stage, and it is unclear what modifications, if any, may ultimately be enacted.

     Among such bills is Senate Bill No. 175, proposed in September of 2001. Senate Bill No. 175 aims at excluding the requirement that 51% of the voting rights of companies holding licenses to provide cable television be held by Brazilian citizens or by companies that themselves have 51% of their voting rights held by Brazilian citizens. Senate Bill No. 175 states that there is no longer the need for the 51% requirement and that no other telecommunication service has any limitation with respect to foreign participation, including (i) those services which compete with cable television services, such as MMDS and DTH, and (ii) the switched fixed telephone services, which are considered of strategic interest to national development and consequently offered under a public concession.

     On November 10, 2004, Proposed Constitutional Amendment No. 55, or PCA 55, was submitted to the Brazilian Senate. PCA 55 would amend Article 222 of the Brazilian Constitution and would require all Internet service providers and companies “engaging in the production, programming or provision of content of electronic social communication directed to the Brazilian public, by any means” to be owned solely by (i) native-born Brazilians or those naturalized in Brazil for over 10 years or (ii) legal entities organized under Brazilian law and headquartered in Brazil in which at least 70% of the total and voting capital stock is directly or indirectly held by native-born Brazilians or those naturalized in Brazil for over 10 years. We believe that this amendment, if adopted, would not apply to us, but we cannot assure you that this would be the case. If the amendment were found to apply to us, our business could be adversely affected. If the amendment were to be adopted and interpreted in a manner as to apply to us, we would have two years in which to adjust our capital structure so as to comply with the amendment’s requirements.

     In addition, Bill 4,209, proposed on October 6, 2004 and sponsored by Federal Representative Luiz Piauhylino, proposes changes similar to PCA 55. Bill 4,209 is now before the Brazilian House of Representatives. We believe that this bill, if adopted, also would not apply to us, but we cannot assure you that this would be the case. If the bill were found to apply to us, our business could be adversely affected. Similarly to the PCA 55, if Bill 4,209 were to be adopted and interpreted in a manner as to apply to us, we would have two years in which to adjust our capital structure so as to comply with the bill’s requirements.

     Law No. 3,449, enacted on September 30, 2004, and effective as from October 7, 2004, provides that consumers are not required to pay any minimum usage or enrollment fees charged in Distrito Federal by, among other service providers, cable television operators. Law 3,449 is currently being challenged in court by several telephone companies, all of whom have obtained favorable preliminary injunctions. We believe that such law is not applicable to our business since the services offered by us have fixed prices and do not vary according to the usage. We intend to challenge Law 3,449 in court, if necessary.

MMDS Services

     MMDS services are regulated pursuant to Decree No. 2,196, enacted by the President of Brazil on April 8, 1997, and Ordinance No. 254, issued by the Ministry of Communications on April 16, 1997. MMDS services differ from cable services in that consent to render services is given by an authorization, not through a license, and only to companies incorporated under Brazilian law and headquartered in Brazil that are either controlled by a company incorporated under Brazilian law and headquartered in Brazil or by Brazilian born individuals. There is also no regulation with respect to MMDS programming content.

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

     The adoption of the LGT, as well as the privatization of switched fixed telephone and cellular services, has led to sweeping changes in the operating, regulatory and competitive environments of the Brazilian telecommunications sector. The changes include: (i) the establishment of an independent regulator, Anatel, and the development and implementation of comprehensive regulation for the telecommunications sector; (ii) the break up of the previously existing state-owned telephone monopoly; and (iii) the introduction of prevalent competition in the rendering of all telecommunications services.

     The telecommunications sector

     As part of the restructuring and privatization of the state-owned telecommunications companies, the Brazilian government approved Decree No. 2,534 of April 2, 1998, which established the General Plan of Concessions, also known as Plano Geral de Outorgas, or PGO, for switched fixed telephone carriers. Among other things, the PGO imposed limitations on competition in the rendering of switched fixed telephone services through December 31, 2001.

     The PGO divided Brazil into four geographic regions, each of which had two switched fixed telephone carriers, one of which held a license to operate a telephone network and the other holding an authorization to do so. The passage of the PGO was the first step toward increased competition within the telecommunications sector.

     With Anatel Resolution 283, which went into effect on November 29, 2001, Anatel began auctioning off new licenses for the rendering of switched fixed telephone services. This was the second step toward increased competition within the telecommunications sector.

     With respect to cable television services, although the PGO permitted the switched fixed telephone operators to provide other telecommunications services, they were and remain subject to certain limitations. For instance, the license agreement among União Federal and the local fixed-line telephone carriers prohibits such carriers from providing cable television services or owning interests in cable television carriers in the same switched fixed telephone services license areas. According to Law 8,977, the carriers may only provide such cable television services where there is a clear of lack of interest by other private companies to provide such services.

     High-speed cable data services

     Law No. 8,977, Decree No. 2,206 and Anatel Resolution 190, issued in November 1999, authorize cable television operators such as Net Serviços to:

  furnish video and audio signals on their cable networks; and

  utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, price and other data.

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

     The SCM is a fixed telecommunication service rendered for the collective interest on a domestic or international basis, excluding fixed telephony, Mass Electronic Communication Services (cable television, MMDS and DTH), and Broadcast Service. According to Resolution No. 272, SCM providers can offer their services to any residential subscriber. Therefore, cable television operators could request an Anatel authorization to offer SCM and then offer high-speed cable data service, not only to their cable television subscribers, but to any user of this service located in the licensed area of the cable television operator.

Legal Proceedings

     We are party to several tax, civil and labor proceedings, both administrative and judicial, arising out of our regular course of business. In some cases, we have provisioned certain amounts to cover potential losses with respect to such proceedings, based on the opinion provided by our independent legal consultants. With respect to labor proceedings, provisions are based on the monthly average of payments, including all taxes and charges payable, corresponding to the labor proceedings settled over the past 24 months. The table below sets forth the provisions made by us for administrative and judicial tax proceedings, civil litigations and labor proceedings as of December 31, 2004:

For the Year Ended December 31, 2004
(in thousands)

US$
(Consolidated)
Provisions for Administrative and Judicial
Tax Proceedings	167,939
Provisions for Civil Litigations	6,219
Provisions for Labor Proceedings	11,702

Total	185,860

     Of the US$185.9 million of provisions listed above, US$110.4 million is currently being disputed in court and US$75.5 million relates to potential losses regarding administrative proceedings which have been brought against us and judicial or administrative proceedings which may be brought against us in the future.

Administrative tax proceedings

     IOF

     From 1999 to 2004 we and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have made provisions in the amount of US$66.0 million with respect to these potential income tax and IOF assessments. If we are assessed income tax and IOF on the transfers by the Federal Internal Revenue, the assessments could materially and adversely affect our operating results.

     IRPJ and CSLL

     In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltd. At the time of the loan transaction, IRPJ and CSLL was imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltd. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. Cabodinâmica is awaiting a decision on its defense, and it has made provisions of US$3.3 million with respect to this matter.

     ICMS

     The Secretary of the State of Rio de Janeiro Internal Revenue Service, or State Internal Revenue, has issued several tax assessment notices against Net Rio S.A. claiming that Net Rio S.A. has excluded subscription fee payments from the ICMS tax basis. The aggregate amount Net Rio S.A. allegedly owes is approximately US$3.9 million. In its defense, Net Rio S.A. has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, the subscription fee payments should not be considered as ICMS taxable income. Some of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, four judicial tax collection proceedings, in the aggregate amount of US$5.1 million, were filed against Net Rio S.A. to enforce the payment of the ICMS. Net Rio S.A. offered its cable network for attachment as security in the four tax collection proceedings. In three of the proceedings, the court rejected attachment of the cable network and ordered instead for Net Rio S.A. to make deposits into court of US$469,228, US$1.4 million and US$1.4 million, respectively. In the single remaining tax collection proceeding, the court is still in the process of determining whether Net Rio S.A’s cable network may serve as security. If the final decision regarding this tax collection proceeding is unfavorable to Net Rio S.A., Net Rio S.A. will have to make further deposits into court until the entire disputed amount is deposited.

     Net Rio S.A. has made provisions in the amount of US$3.1 million through December 31, 2004 with respect to the tax assessment notices. The provisions were made assuming an ICMS tax rate of 5%, which is the tax rate charged on cable television services. Tax authorities assume an ICMS tax rate of 25%.

     Net Rio S.A. also received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of approximately US$23.4 million relating to the ICMS tax. The State Tax Authority alleged that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio S.A. lost its rate reduction benefit. Supported by the opinion of external legal counsel, Net Rio S.A. presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. Net Rio S.A. obtained an unfavorable decision with respect to the administrative defense. Net Rio S.A. has filed an appeal to this decision.

     Additionally, Net Rio S.A. filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus Net Rio S.A. obtained a favorable decision by the lower judicial court for the assessed period, with the exception of the period between October and December, 2001, for which Net Rio S.A. has made provisions in the amount of US$7.9 million. However, the favorable decision was subsequently overturned on appeal, and Net Rio S.A. is now appealing this unfavorable decision.

     IRRF

     In September 2003, the Federal Internal Revenue imposed a tax assessment of US$9.5 million on Net Rio S.A., alleging that it owes corporate income tax, or IRRF, as a result of an alleged inter-company loan between it and us. Net Rio S.A. has appealed this tax assessment on the basis that it did not engage in an inter-company loan with us but, rather, transferred money to us on a non-loan basis. Net Rio S.A. is awaiting determination as to its appeal and has made provisions in the amount of US$3.5 million with respect to this tax assessment through December 31, 2004.

     Other

     In addition to the administrative tax proceedings discussed above, we and our subsidiaries are involved in administrative tax proceedings relating to, among other things: (i) tax assessment notices from the Instituto Nacional do Seguro Social, the Social Security National Institute, alleging amounts owed relating to social contributions; (ii) additional amounts allegedly owed with respect to income tax; (iii) additional amounts alleged owed relating to IRPJ and CSLL; and (iv) amounts allegedly due relating to Contribuição ao Programa de Integração Social, or PIS, and Contribuição para Financiamento da Seguridade Social, or COFINS, taxes relating to wire transfers. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

Judicial Tax Proceedings

     Shadow tax

     Since 1999, several Brazilian municipalities, which currently contain approximately 75% of our subscribers, passed legislation imposing a tax on the use of public thoroughfares, including the installation and passage of cables. This municipal tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. The municipalities currently imposing such a “shadow” tax include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília, Curitiba, Porto Alegre and Campo Grande. The tax generally applies to power companies and telecommunication companies, among others.

     We have filed lawsuits in each of these municipalities to challenge the constitutionality and legality of this tax. In these lawsuits, we argue that (i) the tax intrudes upon the exclusive authority of the Brazilian federal government to legislate on telecommunications; and (ii) the legal nature of the tax is not that of a public price, fee or contribution, as defined under Brazilian law. Furthermore, we believe the shadow tax is unconstitutional since it is not included in the list of taxes within the jurisdictional authority of municipalities, as established by the Brazilian federal constitution.

     In Rio de Janeiro, we won our case in the lower court. However, this decision was reversed on appeal. We are now awaiting a decision on our appeal from a higher court.

     In São Paulo, there have been three different decrees imposing a shadow tax. The previous mayor of the City of São Paulo, Mr. Celso Pitta, imposed the first decree. We filed an injunction in the lower court opposing this decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. Meanwhile, Mr. Pitta’s decree was subsequently replaced by a second decree, imposed by then newly elected mayor, Mrs. Marta Suplicy. We filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has since been modified by a third decree. We thus filed another injunction in the lower court against this third decree, where we also received a favorable decision. We are now awaiting the decision on the government’s appeal regarding this third decree as well.

     With respect to other municipalities, we have obtained seven favorable decisions, which have been appealed by the municipalities, and three unfavorable decisions which we have appealed.

     We have not made any reserves for the payment of the shadow tax. The tax varies in each municipality and it is calculated per meter of installed cable. We have approximately 18,659,000 meters of installed cable in the municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If our appeals fail and we are required to pay this tax, our operating results would be materially and adversely affected.

     Income tax retained on earnings

     We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of US$13.7 million on those transactions. Of this amount, US$4.4 million has been deposited into court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining US$9.3 million. In the event of an unfavorable decision, the remaining US$9.3 million will be accounted for as a tax credit.We have made provisions in the amount of US$385,342 with respect to financial expenses arising out of the delay in the proper withholding of the income tax.

     ICMS

     The ICMS tax is a value-added tax levied at rate of 10% on subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Based on Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this dispute, we have fully accrued and paid into escrow amounts at the rates of 7.5% for 2000 and 10% for 2001, 2002, 2003 and 2004. As of December 31, 2004, we had US$10.8 million set aside through court deposits and reserves with respect to this matter.

     The State of São Paulo Internal Revenue Service has brought an action against our subsidiary Net São José do Rio Preto Ltda. in the amount of US$529,093 to enforce the payment of the ICMS tax, three installments of which the Internal Revenue Service alleges the subsidiary failed to pay. In connection with this action, Net São José do Rio Preto Ltda. offered, and the court accepted, Net São José do Rio Preto Ltda.’s cable network for attachment as security for the payment of the ICMS tax. Net São José do Rio Preto Ltda. has presented a defense against the action and is awaiting a decision. Net São José do Rio Preto Ltda. has made provisions in the amount of US$797,926 with respect to this action.

     In addition, the State of São Paulo Internal Revenue Service issued a tax assessment against our subsidiary Net Campinas Ltda., alleging that the subsidiary failed to pay certain ICMS installments. Net Campinas Ltda. filed an action against the Internal Revenue Service and obtained an unfavorable decision in the lower court. Net Campinas Ltda. appealed the decision and is awaiting the results of the appeal. Net Campinas Ltda. has made provisions in the amount of US$3.2 million with respect to this tax assessment.

     In June 2005, the State of São Paulo Internal Revenue Service issued a tax enforcement against Net Campinas Ltda. claiming Net Campinas Ltda. owes ICMS tax in the amount of US$5.4 million. In order to file a defense against this tax assessment we must present a guarantee to the court regarding the payment of such amount. We are in the process of obtaining a guarantee from a financial institution for the purpose of making our defense.

     PIS and COFINS

     In 1995 and 1996, we filed lawsuits questioning the imposition of the PIS and the COFINS on revenues derived from the rendering of telecommunication services. With respect to these lawsuits, we made deposits into court of US$23.1 million, reflecting the amounts in dispute. In 1999, we withdrew our lawsuits and directed the amounts previously deposited into court to revert to the federal government.

     During 1999, several of our subsidiaries filed lawsuits questioning the constitutionality of the 1998 legislation which increased the calculation basis for the PIS and the COFINS. Previous court decisions relating to these lawsuits have been unfavorable to us, and we have withdrawn our lawsuit. We directed provisions originally made in respect of these suits in the amount of US$43.7 million to revert to the federal government.

IPI

     The Federal Internal Revenue has imposed a tax assessment of US$7.9 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. In May 2005, the court decision was favorable to Reyc but the Federal Internal Revenue made an appeal against the decision with a higher court. Reyc has made provisions in the amount of US$3.4 million with respect to this tax assessment.

     Other

     In addition to the judicial tax proceedings discussed above, we and our subsidiaries are involved in judicial tax proceedings relating to, among other things: (i) the Instituto Nacional do Seguro Social, the Social Security National Institute, with respect to the collection and offsetting of social security contributions; (ii) the Fundo de Garantia por Tempo de Serviços, or Employee Severance Indemnity Fund; and (iii) the Imposto Sobre Serviços, or ISS, a tax levied by municipal governments on revenues derived from the provision of services. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

     Civil Litigation

     Increase in monthly subscription rates

     Eleven lawsuits have been filed against our subsidiaries as a result of increases in monthly subscription rates in April 1999. Seven of these lawsuits have been brought in the State of São Paulo. The remaining four lawsuits have been brought in Brazilian cities and against one or more of our operations, as follows: one lawsuit filed in Campo Grande; one lawsuit filed in Belo Horizonte; one lawsuit filed under a jurisdiction encompassing the towns of Florianóplis, Joinville, Criciúma, Chapecó and Blumenau; and one lawsuit filed under a jurisdiction in which our subsidiaries Net Sul Comunicações Ltda., Horizonte Sul Comunicações Ltda. and DR-Empresa de Distribuição e Recepção de TV Ltda. operate. All 11 lawsuits have been filed by state public attorneys or by consumer protection organizations.

     The plaintiffs in each lawsuit allege that the increases in monthly subscription rates were abusive and unjustified and violate principles of the Brazilian Consumer Defense Code and legislation establishing that contractual payment increases shall only occur once a year. The plaintiffs further argue that the increases were illegal, that the amounts paid should be reimbursed to subscribers and that the clause in our standard subscription contract, which provides for an increase in monthly subscription rates in the event that the cost of providing services increases, should be declared null and void.

     We made a provision of US$988,139 for six of the 11 lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our operating results would be materially and adversely affected.

     Lawsuits related to signal scrambling and Internet access

     An action was brought in August 2002 by the consumer defense organization Associação Brasileira de Defesa do Comsumidor, or ANADEC, against Net São Paulo Ltda., Net Sorocaba Ltda., Net São José do Rio Preto Ltda., Net São Carlos S.A., Net Piracicaba Ltda., Net Indaiatuba Ltda., Net Franca Ltda., Net Campinas Ltda. and Net Baurú Ltda., all of which are located in the State of São Paulo, whereby plaintiffs seek to prevent the subsidiaries from scrambling their cable signals. Plaintiffs claim that while such scrambling may help prevent piracy, it interferes with picture-in-picture television viewing and with the recording of programs when using a VCR, specifically when the viewer is watching one program while trying to record a second program. In February 2005, our subsidiaries obtained a favorable decision regarding this action. This action is currently before the appeals court, and no provision has been made with respect to this action.

     An action was brought in October 2002 and April 2004 by the consumer defense organization, Instituto Brasileira de Defesa do Comsumidor, or IDEC, and a federal public attorney, respectively, against Net Belo Horizonte Ltda. and in November 2002 by the consumer defense organization IDEC against Net São Paulo Ltda. whereby plaintiffs seek to prevent the subsidiary from requiring that subscribers connecting to the Internet through Vírtua also maintain a contract with an Internet service provider. These actions are currently before the lower courts of Minas Gerais and São Paulo, respectively, and no provisions have been made with respect to these actions.

     ECAD settlement

     In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties.

     In February 2001, we entered into a settlement agreement with ECAD with respect to each of the lawsuits against us and our operating subsidiaries. The settlement agreement expired in December 2003, and beginning in January 2004, we entered into new negotiations with ECAD. However, we have been unable to reach a new agreement. ECAD is seeking from our subsidiaries payment in the amount of R$0.88 per subscriber per month. We have agreed to pay R$0.64 per subscriber per month. In May 2004, ECAD ceased negotiations with us and filed a lawsuit demanding that we pay R$0.88 per subscriber per month. Our subsidiaries have filed a defense and have deposited into court the lower amount per subscriber per month, the aggregate of such deposits through December 31, 2004 being approximately US$1.3 million.

     Labor Proceedings

     We and our subsidiaries are party to approximately 1,114 judicial labor proceedings. We estimate that contingencies with respect to these labor proceedings total approximately US$11.7 million, and we have established a provision in this amount. We have made deposits into court in the amount of US$3.9 million. The majority of these claims relate to overtime pay, wage disparity and failure to pay commissions. We have also been named as a co-defendant in complaints filed by employees of companies with which we contract for services on the theory that we should be held responsible for the obligations of such companies to their employees when the companies fail to meet their obligations. In the majority of such actions, we have been found secondarily liable. As of December 31, 2004, we had 665 complaints filed against us by our former employees and 459 complaints filed against us by employees of other companies.

Other

     In December 2002, a Brazilian financial institution filed a collection suit against us with the Central Civil Court of São Paulo in relation to a loan facility in the amount of R$72.2 million (US$27.2 million) that we entered into with such financial institution on August 26, 2002. The Central Civil Court of São Paulo ordered the pledge of certain of our assets as security for this loan. As a result of the restructuring, such financial institution has requested that the court dismiss this action. We are currently awaiting the court to officially dismiss this action.

General

     In addition, we are party to various legal actions arising in the ordinary course of our business, including disputes regarding taxation, contracts and labor law. However, we do not expect losses from these actions, individually or in the aggregate, to have a material adverse effect on our liquidity or on our consolidated financial condition or our results of operations.

Organizational Structure

     We were incorporated in 1994 as a sociedade anônima, or corporation, under Law 6,404/76 of the Federative Republic of Brazil. We are registered in the commercial registry of the State of São Paulo under number 35.300.177.240. Our registered office is located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, telephone +55 11 2111-2785.

     We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries:

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
		(percent)	(percent)

Multicanal Telecomunicações S.A	Brazil	86.00	99.62
Net Belo Horizonte Ltda	Brazil	100.00	100.00
CMA Participações S.A	Brazil	50.67	97.27
Net Brasília Ltda	Brazil	100.00	100.00
Net Rio S.A	Brazil	100.00	100.00
Net Recife Ltda	Brazil	100.00	100.00
Net São Paulo Ltda	Brazil	97.87	99.99
Net Campinas Ltda	Brazil	100.00	100.00
Net Indaiatuba Ltda	Brazil	100.00	100.00
Net São Carlos S.A	Brazil	100.00	100.00
Net Franca Ltda	Brazil	100.00	100.00
Net Sul Comunicações Ltda	Brazil	100.00	100.00
TV Cabo e Comunicações Jundiaí S.A	Brazil	50.00	50.00
Horizonte Sul Comunicações Ltda	Brazil	*	100.00
DR-Empresa de Distribuição e Recepção de TV Ltda	Brazil	-	100.00
Net Paraná Comunicações Ltda	Brazil	*	100.00
Net Joinville Ltda	Brazil	-	100.00
Net Florianópolis Ltda	Brazil	-	100.00
Net Curitiba Ltda	Brazil	*	100.00
Net Maringá Ltda	Brazil	*	100.00
Net Arapongas Ltda	Brazil	*	100.00

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
Televisão a Cabo Criciúma Ltda	Brazil	-	60.00
Net São José do Rio Preto Ltda	Brazil	*	99.62
Net Piracicaba Ltda	Brazil	*	99.62
Net Ribeirão Preto S.A	Brazil	*	99.62
Net Baurú Ltda	Brazil	*	99.62
Net Goiânia Ltda	Brazil	*	99.62
Net Anápolis Ltda	Brazil	*	99.62
Net Campo Grande Ltda	Brazil	*	99.62
Net Sorocaba Ltda	Brazil	*	99.62
Reyc Comércio e Participações Ltda	Brazil	*	99.62
Net Londrina Ltda	Brazil	-	100.00
TV Cabo de Chapecó Ltda	Brazil	*	100.00
Dabny, L.L.C	Delaware	100.00	100.00
Cabodinâmica TV Cabo São Paulo S.A	Brazil	63.00	99.99
TV Vídeo Cabo de Belo Horizonte S.A	Brazil	99.99	99.99
Jonquil Ventures Limited	British Virgin Islands	100.00	100.00
Alnor Alumínio do Norte Ltda	Brazil	*	99.62
Antenas Comunitárias Brasileiras Ltda	Brazil	-	100.00

__________________________
* Net Serviços de Comunicação S.A. owns directly less than 1.0% .

     We are in the process of consolidating a number of our operating and non-operating subsidiaries for administrative reasons, and to contain costs associated with the operations of our subsidiaries. In connection with our restructuring, we have committed to continue and complete the consolidation of our subsidiaries.

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

Overview

     We are the largest operator of pay-television in Latin America, based upon the number of subscribers and homes passed. Our network currently operates in major cities located throughout Brazil, including six of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. Currently, our principal business is providing pay-television services, including cable television under the “NET” brand name, pay-per-view programs and broadband Internet service under the “Vírtua” brand name. See “Item 4. Information on the Company—Business Overview.”

     Beginning in 2001, our financial condition and results of operations were significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of the Brazilian real against the U.S. dollar. Because all of our revenue is denominated in reais, the depreciation of the real in 2001 and 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant U.S. dollar-denominated debt service obligations.

     We initially responded to these developments through a recapitalization, completed in the third quarter of 2002, in which our major shareholders converted certain debt obligations into equity and subscribed for new equity shares in an aggregate amount of approximately R$1.2 billion (US$452.1 million). See “Item 7. Major Shareholders and Related Party Transactions—Financing Arrangements with Affiliates—Protocol of Recapitalization.” However, as a result of the continuing depreciation of the real against the U.S. dollar and the high real interest rates in the second half of 2002, we determined that, despite the recapitalization, we would be unable to meet our interest and scheduled principal payment obligations in the then near and medium-term. As a result, we ceased to pay interest or scheduled principal on our financial debt in December 2002, and in early 2003, we commenced negotiations with an informal steering committee of our various lenders and debt holders. This process culminated on March 22, 2005, with the restructuring of 98% of our outstanding indebtedness.

     Our restructuring resulted in the reduction of the outstanding principal amount of our financial indebtedness, calculated in accordance with U.S. GAAP, from approximately US$565.7 million as of December 31, 2004, to approximately US$418.7 million as of March 31, 2005, approximately US$75.3 million of which was a bridge loan from a Brazilian financial institution that was repaid on April 22, 2005. The restructuring also involved the sale of 745,147,153 of our common shares and 1,079,874,843 of our preferred shares. See “Item 4. Information on the Company—The Restructuring” for discussion of the restructuring.

     We also took a number of steps relating to our operations in response to the adverse economic developments noted above. During 2003 we entered into negotiations with our programmers through Net Brasil to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, thereby reducing the impact of exchange rate fluctuations on our programming costs. This had a positive impact on our financial performance for 2003 and 2004.

     During 2002, due to weaknesses in our business and liquidity positions, we deferred to 2003 a significant amount of payments due equipment suppliers and to 2004 and 2005 a significant amount of fees due programmers. During 2003, we paid all of the deferred payments due the equipment suppliers. We began paying deferred programming fees to programmers in January 2004, and we plan to complete payment on the remainder of the deferred programming fees by year end 2005.

     In 2003 and 2004, we reduced our capital expenditures to reflect a more targeted investment strategy. See “—Capital Expenditures.”

     For a discussion of these and other steps we have taken to address our financial condition, as well as details of our outstanding debt, see “—Liquidity and Capital Resources.”

Critical Accounting Policies

     The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results and it requires significant judgments and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined and reviewed by our management. The following accounting policies are the most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 3 to our audited consolidated financial statements for the year ended December 31, 2004, included elsewhere in this Form 20-F.

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

     We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of our business activities. We accrue reserves for legal proceedings to which we and our subsidiaries are party when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our internal and external legal advisors. Reserve balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. While we believe that our current level of reserves is adequate, changes in the future could impact these determinations.

     Impairment of goodwill

     Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, on January 1, 2002, we ceased to amortize goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, we are required to perform an annual impairment review of our goodwill.

     In determining impairments, management must make significant judgments and estimates to calculate the fair value of an investment. Fair value is the amount at which an asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, comparison to market multiples, comparison of similar recent sales transactions and discounted cash flows. Discounted cash flow is calculated by estimating future cash flow streams, applying appropriate discount rates to determine the present values of cash flow streams, and then assigning probabilities to the various cash flow scenarios. The fair value of an asset may differ depending upon the estimates and assumptions used in these valuation techniques.

     During 2002, we completed the required tests for goodwill and intangible assets with indefinite lives. We established four reporting units for the purposes of this evaluation. These tests indicated that an impairment loss must be recognized as goodwill for both the Net Sul and Vicom acquisitions. The evaluation process was validated and the assumptions and procedures in the model were considered acceptable and properly constructed by our external consultants.

     Our annual impairment analysis, which was performed during the fourth quarter of 2004, did not result in an impairment charge for 2004.

     Depreciation and impairment of property and equipment

     At December 31, 2004, the carrying value of our property and equipment and other cable-related long-term assets, net, totaled US$367.4 million, which represented 37.2% of our total assets. This carrying value included costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives. We presently depreciate our cable assets using the straight-line method over an estimated remaining economic useful life of the assets ranging from 12 to 15 years, resulting in a depreciation rate ranging from 6.7% to 8.3% .

     Changes in circumstances, such as technological advances, changes to our business model or changes in our capital and investment strategy can result in the actual useful lives differing from our estimates, leading management to revise useful lives that can be shortened for certain asset categories and extended for others depending on technological decisions made by us. Set top boxes are an example of an asset item subject to significant technological changes. New set top boxes associated with new equipment allowing signal compression may allow us to provide new value added services and extend the remaining useful lives of our fiber optic assets. In cases where we determine that the useful life of property and equipment should be reviewed, we depreciate the net book value over its revised remaining useful lives, thereby increasing or decreasing depreciation expenses. The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted cash flows generated from such assets, an impairment loss is recognized for the amount that the carrying value exceeds its fair value. We believe that no impairment of fixed assets existed as of December 31, 2004 and 2003.

     Following upgrades made to our cable plant during 2001, and in connection with our building a two-way communication system allowing us to introduce to subscribers broadband Internet service, we performed a study of the estimated useful lives of specified items of our cable transmission network. Our management, based on an external independent study, decided to revise the estimated economic useful lives of specified asset categories as of January 1, 2002. Accordingly, the depreciation rate of the net book value of the following items has been revised as follows:

		Revised 2002
Description	Prior to 2002	useful life

Cable network	5 - 8	12 - 15
Optic fiber	10	15
Decoders	8	10
Cable modem	8	10

     Deferred sign-on and hook up fee revenue and related direct selling expenses

     Sign-on and hook-up revenues and the related direct selling expenses are deferred and amortized over ten years, which represents the estimated average period during which we expect subscribers will remain connected to our system. Selling and activation expenses in excess of deferred revenues are expensed immediately.

     Income taxes

     Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board, or FASB, Statement No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that some portions or all of deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefit contributed by stockholders, as described in note 10 to our audited consolidated financial statements for the year ended December 31, 2004, included elsewhere in this Form 20-F, is recorded as additional paid-in capital.

     Derivative contracts

     To help mitigate overall foreign currency risk, we primarily use foreign exchange contracts. The contracts are recorded at current market value in the balance sheet under cash and cash equivalents with any gains or losses recorded in financial expense or income.

     Stock-based compensation

     We have elected to follow Accounting Principles Board Opinion No. 25, or ABP No. 25, “Accounting for Stock Issued to Employees,” and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” in accounting for our employee stock options plans. Under APB No. 25, when the exercise price of our stock options is less than the market price of the underlying shares on the date of grant, compensation is recognized.

     Effective as of the beginning of 2003, we adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – transition and disclosure,” which amended certain provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. We continue to apply the provisions of APB No. 25 in accounting for stock-based compensation.

     Pro forma information regarding our net loss and net loss per share is required by SFAS No. 123 and has been determined by our accounting for employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on our net loss and net loss per share.

     On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), or FASB Statement No. 123(R), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” FASB Statement No. 123(R) supersedes APB Opinion

No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in FASB Statement No. 123(R) is similar to the approach described in FASB Statement No. 123. However, FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

     Companies must adopt FASB Statement No. 123(R) no later than January 1, 2006. We expect to adopt FASB Statement No. 123(R) in our 2006 financial statements using the modified-prospective method. As permitted by FASB Statement No. 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of FASB Statement No. 123(R)’s fair value method will effect how we account for stock-based compensation in the future. The impact of adoption of FASB Statement No. 123(R) will not be material to our reported results.

     Earnings (loss) per share calculations

     Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common stock upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase approximately 3.5 million of our shares in 2004 and 2003 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

     Effective with our June 30, 2004 financial statements, we changed our method of computing earnings per share to apply the provisions of Emerging Issues Task Force , or EITF, 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128.” The EITF consensus on Issue 4 thereto states that an equity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

     Our preferred shares qualify as participating securities. However, they do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares. As required by EITF 03-6, our audited consolidated financial statements for the year ended December 31, 2004 have been restated for the effects of this accounting change.

     Sources of Revenues

     When our cable television systems first began operations, the revenues from sign-on and hook-up fees represented the most significant portion of our net revenues. As our subscriber base grew in relative terms, aggregate monthly subscription fee revenues increased significantly while sign-on and hook-up revenues declined. Monthly subscription fee revenues now represent the dominant portion of our net revenues, and sign-on and hook-up fees constitute a relatively minor portion of our net revenues. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

  Pay-television subscription revenues. Pay-television subscription revenues consist of monthly subscription fees paid by pay-television subscribers. Subscription fees are recorded in the month the service is provided. They are also denominated in reais and adjusted for inflation on an annual basis. Substantially all of our revenues come from monthly subscription fees.

  Sign-on and hook-up fee revenues. We charge subscribers a fee for the installation of the equipment necessary to receive our pay-television service. Sign-on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees are amortized to revenue over a period of ten years, which represents the estimated average period during which we expect subscribers will remain connected to our cable network.

  Other services revenues. Other services revenues consist of revenues from pay-per-view programming services (such as sporting events, musical concerts and movies), sales of our programming guide, programming package upgrades, technical support services and disconnection/reconnection services. A substantial part of our pay-per-view revenues each year are derived from our transmission of the state and national soccer championships. Because the dates of these championships vary from year to year, our pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded during the periods in which these events are televised.

  Broadband Internet service revenues. Broadband Internet service revenues consist of monthly subscription fees paid by subscribers to our broadband Internet service, Vírtua.
  Subscription fees are recorded in the month broadband Internet service is provided. They are denominated in reais and adjusted for inflation on an annual basis.

     During 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. In addition to improvement in sound and image quality, digital cable also provides subscribers with additional programming options and services, such as the Electronic Programming Guide and near video-on-demand. We did not generate material revenues from digital cable services in 2004. We expect a gradual increase in revenues from digital cable services during 2005.

     Taxes and Other Deductions from Revenues

     Taxes and other deductions from revenues are directly linked to our volume of subscription sales. Except for the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, each of the taxes described below are passed on to our subscribers as part of their subscription fee. Taxes and other deductions from revenues consist of:

  ICMS value-added tax. The ICMS tax is a value-added tax levied at rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.

  ISS municipal tax. The ISS tax is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.

  PIS-related federal tax. A federal tax related to the PIS is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services.

  COFINS federal social security tax. The COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services.

  FUST and FUNTTEL taxes. The FUST and FUNTTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTTEL are levied at the rates of 1.0% and 0.5%, respectively.
     Operating expenses

     Our most significant operating expenses are:
  Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2004, including trademark fees, approximately 31.0% of our net operating revenues. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

  The programming fees we pay are generally highest with respect to the programs obtained for our Advanced programming package. Historically, the amounts charged to us under our programming agreements have been denominated in U.S. dollars. Such amounts were then converted to reais as of the date of invoice. During 2003, we entered into negotiations with our programmers through Net Brasil to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, thereby reducing the impact of exchange rate fluctuations on our programming costs. We have entered into definitive agreements reflecting this arrangement with programmers representing approximately 74% of our total programming costs, and, as of December 31, 2004, approximately 97% of our programmers were accepting payment as if our programming costs were fixed in reais instead of in U.S. dollars. This has had a positive impact on our financial performance for 2003 and 2004. We remain in the process of finalizing agreements relating to the remaining 26% of our programming costs. Until all agreements are finalized, we cannot assure you that the programmers with which we have not entered into definitive agreements will charge us for programming in reais instead of in U.S. dollars.

  Other direct operating costs. Other direct operating costs include: expenses for utility pole rentals paid to utility companies, electricity, maintenance and other costs that increase as a function of the development of our network; payroll and related charges, and costs related to our customer service, billing and information systems. A substantial portion of our network consists of aerial cables (as opposed to buried cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee.

  Selling, general and administrative expenses. Selling, general and administrative expenses includes expenses related to payroll, benefits, sales commissions and consulting, financial advisory and computer software maintenance, as well as expenses related to advertising, reserves for contingencies and allowance for doubtful accounts.

  Depreciation of cable network. Due to the investments we have made in our cable and broadband networks and the increased size of our network resulting from the Net Sul acquisition in September 2000, we face significant annual depreciation costs. Our depreciation costs are affected by changes in the real/U.S. dollar exchange rate. We maintain all accounting records in our functional currency, reais, and we translate the amounts to U.S. dollars for reporting purposes. Depreciation of the real will result in lower depreciation amounts when expressed in U.S. dollars. See “—Depreciation and Amortization” directly below.
Depreciation and Amortization

     We depreciate our cable network and fiber optic cable assets using the straight line method, over the estimated economic useful life of the assets. Since January 1, 2002 we have used an estimated useful life from 12 to 15 years for our cable network and 15 years for our fiber optic cable, resulting in annual depreciation rates from 8.3% to 6.7% and 6.7%, respectively.

Other Income and Expenses

     Other income and expenses consist of:
  Monetary indexation expense, net; Gain (loss) on exchange rate, net. Monetary indexation expense, net, consists of monetary correction charges on reais-denominated debt. Gain (loss) on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.
  Financial expenses. Financial expenses consist principally of interest payable on our outstanding debt; the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; IOF tax on financial operations; and PIS and COFINS, taxes on financial revenues derived from short-term investments.
  Interest income. Interest income consists of gains from hedge positions and interest on short-term investments, as well as monies collected in the form of penalty and interest payments from late payments of monthly subscription fees.
  Equity in results of investees. Equity in results of investees reflects our share of gains and losses of subsidiaries in which we do not hold a majority stake.
  Income tax expense. Income taxes have been accounted for in accordance with the liability method. Valuation allowances are established when we determine it is more likely than not that some portions or all of deferred tax assets will not be realized.

Cumulative effect of accounting change

     In January 2002, we adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. SFAS No. 142 requires that goodwill be reviewed for impairment upon the adoption of SFAS No. 142 and annually thereafter. Upon our adoption of SFAS No. 142, we recorded a non-cash charge of US$367.7 million to reduce the carrying value of goodwill. This charge is reflected as a cumulative effect of accounting change in our accompanying consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment is associated with the decline in our stock price since the 2000 acquisitions of Net Sul and Vicom.

Results of Operations

Functional and reporting currencies and exchange rate variations

     While we maintain our financial records in reais, our reporting currency is the U.S. dollar. We adopted the real as our functional currency in 1998. Changes in the value of the real against the U.S. dollar have had and will continue to have material effects on our results of operations and the value of our assets and liabilities denominated in reais. We discuss these effects in detail under “—Brazilian Economic Environment—Effects of Inflation and Exchange Rate Fluctuations.”

Sale of Vicom

     Prior to August 30, 2004, we owned Vicom, which charged corporate customers a fee for the provision of data transmission services via satellite, HFC, network and radio circuits. On November 4, 2003, we entered into an agreement with Comsat International for the sale of Vicom, and on August 30, 2004, the sale of Vicom was completed. As a result of the sale and according to SFAS No. 144, all results of operations attributable to Vicom have been re-classified as “discontinued operations.”

Adjusted EBITDA

     We present adjusted EBITDA in this Form 20-F because it is used in the financial maintenance covenants under some of our debt facilities and instruments.

     In the table below, we calculate adjusted EBITDA in the manner defined in the debt facilities and instruments that governed our debt prior to the consummation of our restructuring. In connection with the restructuring, we amended or eliminated a number of covenants contained in these debt facilities and instruments, including certain financial maintenance requirements and covenants.

     Adjusted EBITDA represents the sum of: (a) net income (loss); (b)interest expense; financial expense, net; interest income; (c) income tax benefit (expense); (d) depreciation and amortization; (e) monetary indexation expense, net; (f) gain (loss) on exchange rate, net; (g) other non-operating expenses, net; (h) equity loss of investees (i.e., companies in which we have between a 20% and 50% equity interest); and (i) discontinued operations. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. Adjusted EBITDA does not represent funds available for dividends, reinvestment or other discretionary uses. Because adjusted EBITDA is not determined in accordance with U.S. GAAP, adjusted EBITDA as calculated and reported by other companies may not be comparable to adjusted EBITDA as calculated and reported by us.

The following table reconciles adjusted EBITDA to our net loss for the periods shown:

	Net Serviços de Comunicação S.A. Reconciliation of Adjusted EBITDA for the

				Year Ended December 31,

	2000		2001		2002		2003		2004

				(U.S. dollars in thousands)
Adjusted EBITDA	US$	101,452	US$	114,233	US$	69,896	US$	98,548	US$	127,503
Interest expense; financial expense, net; interest income		(61,795)		(113,275)		(150,632)		(108,239)		(143,482)
Income tax expense		(6,165)		(1,915)		(1,106)		(5,089)		(41,948)
Depreciation and amortization		(186,454)		(220,521)		(74,170)		(63,727)		(56,736)
Monetary indexation expense, net		(34,219)		(38,237)		(26,004)		(3,532)		(5,955)
Gain (loss) on exchange rate, net		(28,752)		(85,850)		(132,657)		39,421		31,605
Other non-operating expenses, net		(6,824)		(3,997)		(375,256)		(2,660)		(585)
Equity results of investees		(400)		(36)		(1,162)		(580)		1,640
Discontinued operations		823		125		(9,914)		455		(7,860)

Net loss	US$	(222,334)	US$	(349,473)	US$	(701,005)	US$	(45,403)	US$	(95,818)

     The debt facilities and instruments governing our new debt issued in connection with our restructuring include financial maintenance covenants relating to, among other things, adjusted EBITDA. Adjusted EBITDA under our new debt facilities and instruments will be calculated differently than under the debt facilities and instruments that governed our debt prior to the consummation of our restructuring. Adjusted EBITDA under such debt facilities and instruments is defined as our and our subsidiaries’ net income (loss), determined on a consolidated basis in accordance with Brazilian GAAP adjusted to exclude (a) consolidated financing costs; (b) total income tax expense; (c) depreciation, amortization (including but not limited to amortization of goodwill and intangibles) and other non-cash charges or losses (other than any non-cash charge or loss that requires an accrual or reserve for cash charges for any future period); (d) any net income of any entity that is not a guarantor of our indebtedness, except that subject to the limitations contained in clause (e) below, our equity in the net income of any such entity for such shall be included in such EBITDA up to the aggregate amount of cash actually distributed by such entity during such period to us or any subsidiary guarantor of our indebtedness, such subsidiary a “restricted subsidiary,” as a dividend or other distribution (subject, in the case of a dividend or other distribution to a restricted subsidiary, to the limitations contained in clause (e) below); (e) any gain or loss realized upon the sale or other disposition of any of our assets or the assets of a restricted subsidiary that is not sold or otherwise disposed of in the ordinary course of business; (f) any extraordinary gain or loss; (g) the cumulative effect of a change in accounting principles; (h) any nonrecurring charges or any expenses related to our restructuring or to any acquisition by us or any restricted subsidiary after March 22, 2005, including without limitation any charge or expenses incurred for management transaction bonuses in connection with our restructuring; and (i) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards.

     See “—Liquidity and Capital Resources—Debt Financing” for a discussion of financial maintenance covenants under our new debt agreements.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Pay-television subscription revenues

     Pay-television subscription revenues increased by 15.1% to US$496.9 million in 2004 as compared to US$431.6 million in 2003. This increase was principally due to our subscriber base growth from over 1.35 million subscribers for the year ended December 31, 2003 to over 1.41 million subscribers for the year ended December 31, 2004, as well as an increase in monthly subscription fees reflecting an increase in the IGP-M inflation rate, a Brazilian inflation index calculated on a monthly basis by reference to price increases in a variety of goods and services nationwide.

     Broadband subscription revenues

     Broadband subscription revenues increased by 105.4% to US$34.3 million in 2004 as compared to US$16.7 million in 2003. This increase was primarily due to our subscriber base growing from approximately 91,000 for the year ended December 31, 2003 to approximately 189,000 for the year ended December 31, 2004. See “Item 4. Information on the Company—Business Overview.”

     Pay-per-view revenues

     Pay-per-view revenues increased by 22.1% to US$20.9 million in 2004 as compared to US$17.2 million in 2003. This increase in pay-per-view sales was primarily due to greater sales of full package as opposed to single games for the Brazilian Soccer Championship pay-per-view event, and a price increase that took effect for the Brazilian Soccer Championship pay-per-view event.

     Sign-on and hook-up fee revenues

     Sign-on and hook-up fee revenues decreased by 4.6% to US$8.4 million in 2004 as compared to US$8.8 million in 2003. This decrease was primarily due to promotions which eliminated hook-up fees for certain subscribers.

     Other services revenues

     Revenues from other services increased by 37.7% to US$13.8 million in 2004 as compared to US$10.0 million in 2003. This increase was primarily due to higher revenues from maintenance and technical assistance services.

     Taxes and other deductions from revenues

     In 2004, taxes and other deductions from revenues totaled US$107.1 million, an increase of 16.5% as compared to US$92.0 million in 2003. This increase was primarily due to an increase in taxes resulting from higher revenues. Additionally, we had an increase in ICMS tax related to our broadband Internet service rendered in the State of Rio de Janeiro.

     Programming costs and other direct operating costs

     In 2004, programming costs totaled US$152.6 million, an increase of 12.5% as compared to US$135.6 million in 2003. This result was due to the increase in our subscriber base and in the IGP-M inflation rate, as well as the addition of new channels to our programming line-up. As a percentage of net operating revenues, programming costs decreased to 31.0% in 2004 as compared to 34.6% in 2003.

     Other direct operating costs increased by 4.1% to US$81.8 million in 2004 as compared to US$78.6 million in 2003, primarily due to higher network expenses, such as electricity, and expenses incurred in contracting with third parties for additional bandwidth to support our broadband Internet services growth. As a percentage of net operating revenues, other direct operating costs decreased to 17.5% in 2004 as compared to 20.0% in 2003.

     Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 42.2% to US$109.8 million in 2004 as compared to US$77.2 million in 2003. The increase was due to higher general and administrative expenses, which increased to US$78.0 million in 2004 from US$56.2 million in 2003, principally due to the outsourced portion of our information technology services and also due to higher marketing and sales expenses, which increased to US$24.7 million in 2004 as compared to US$14.2 million in 2003 due to an increase in expenses relating to the NET Digital launch campaigns and Vírtua marketing and sales efforts. As a percentage of net operating revenues, selling, general and administrative expenses increased from 19.7% in 2003 to 23.5% in 2004.

     Depreciation and amortization

     In 2004, depreciation and amortization expenses decreased 11.0% to US$56.7 million as compared to the US$63.7 million in 2003. This decrease was primarily due to the full depreciation of certain assets which had reached the end of their useful lives during 2004.

     Monetary indexation expense, net and gain (loss) on exchange rate, net

     Monetary indexation expense, net, represented approximately 1.0% and 1.1% of our total debt in 2004 and 2003, respectively.

     Gain on exchange rate, net, totaled US$31.6 million and US$39.4 million in 2004 and 2003, respectively, representing approximately 5.6% and 11.3% of our total debt in 2004 and 2003, respectively.

     Our combined monetary indexation expense, net, and gain (loss) on exchange rate, net, was a gain of US$25.7 million in 2004, a decrease from a gain of US$35.9 million in 2003. This decrease was mainly due to the fact that the real appreciated by 8.1% against the U.S. dollar during 2004 while it appreciated by 18.2% against the U.S. dollar in 2003.

     Interest expenses, financial expenses, net and interest income

     Interest expenses increased by 27.0% to US$101.3 million in 2004 as compared to US$79.7 million in 2003. This increase was primarily due to a higher CDI rate during 2004 and higher debt balance, as a result of our not making any payments of principal or interest on our debt obligations during 2004. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis.

     Financial expenses increased by 40.7% to US$50.8 million in 2004 as compared to US$36.1 million in 2003. This was primarily due to an increase in fees and default penalties associated with our debt and financial costs associated with our debt restructuring.

     Interest income increased by 13.2% to US$8.6 million in 2004 from US$7.6 million in 2003. This increase was primarily due to higher financial gains from our investments, such gains made possible by a 75.9% increase in cash, cash equivalents and short term investments resulting from our not making any payments of principal or interest on our debt obligations during 2004.

     Equity in results of investees

     We recorded a gain in equity in results of investees of US$1.6 million in 2004 as compared to a loss of US$580,000 in 2003. This result was principally attributable to the positive results of Net Jundiaí in 2004, in which we then held a 50% interest.

      Income tax expense

     In 2004, we recorded income tax expenses of US$41.9 million as compared to income tax expenses of US$5.1 million in 2003. This was due primarily to an increase in earnings before tax for many of our operating subsidiaries, resulting from operational improvements due to increases in revenue and cost reductions, which resulted, in part, from the renegotiation with programmers to convert programming costs from U.S. dollar to reais. Under Brazillian tax law we are charged for income tax expense at the subsidiary level and not at the consolidated level.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Pay-television subscription revenues

     Pay-television subscription revenues increased by 2.5% to US$431.6 million in 2003 from US$421.0 million in 2002. The increase was principally due to an increase in monthly subscription fees to reflect the increase in the IGP-M inflation rate, and an increase in our subscriber base from over 1.33 million subscribers for the year ended December 31, 2002 to over 1.35 million subscribers for the year ended December 31, 2003. The average revenue per subscriber in U.S. dollars increased by 6.1% in 2003 as compared to 2002.

     Sign-on and hook-up fee revenues

     Sign-on and hook-up fee revenues decreased by 5.4% to US$8.8 million in 2003 from US$9.3 million in 2002. This decrease was primarily due to promotions which eliminated hook-up fees for certain subscribers.

     Other services revenues

     Revenues from other services increased by 1.1% to US$43.9 million in 2003 as compared to US$39.4 million in 2002. This increase was primarily due to higher revenues from our pay-per-view and broadband Internet services.

     Broadband Internet service revenues alone rose to US$16.7 million in 2003, an increase of 33.6% above 2002 revenues of US$12.5 million. This increase was primarily due to an increase in our Vírtua subscriber base, which increased from 55,677 subscribers for the year ended December 31, 2002 to 91,474 subscribers for the year ended December 31, 2003, resulting from our increased investment in broadband Internet service. See “Item 4. Information on the Company—Business Overview.”

     Taxes and other deductions from revenues

     In 2003, taxes and other deductions from revenues totaled US$92.0 million, an increase of 11.4% as compared to US$82.6 million in 2002. This increase was primarily due to an increase in taxes resulting from higher revenues and to the collection of Fundo Estadual de Combate à Pobreza in Rio de Janeiro, a Rio de Janeiro State social tax that was first imposed in January 2003.

     Programming costs and other direct operating costs

     In 2003, programming costs totaled US$135.6 million, a decrease of 6.2% as compared to US$144.5 million in 2002. This decrease was primarily due to the renegotiation of our programming costs so that programmers charge us for programming in reais instead of in U.S. dollars. As a percentage of net operating revenues, programming costs decreased to 34.6% in 2003 as compared to 37.3% in 2002.

     Other direct operating costs decreased by 3.0% to US$78.6 million in 2003 as compared to US$81.0 million in 2002. Reduced publication costs of our program guide and Monet magazine, an informational magazine that is marketed to the general public, were partially offset by increases in other direct operating costs such as pole rental and network maintenance expenses. As a percentage of net operating revenues, other direct operating costs decreased slightly to 20.0% in 2003 as compared to 20.9% in 2002.

     Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 11.0% to US$77.2 million in 2003 from US$69.5 million in 2002. The decrease was primarily due to our provision for contingencies relating to fiscal taxes, labor and civil actions, totaling US$19.0 million in 2002. As a percentage of net operating revenues, selling, general and administrative expenses increased from 18.0% in 2002 to 19.7% in 2003.

     Depreciation and amortization

     During 2003, depreciation and amortization expenses totaled US$63.7 million, a decrease of 14.1% as compared to US$74.2 million in 2002. This decrease was primarily attributable to certain assets that reached the end of their estimated economic useful life and which were 100% amortized during 2003.

     Monetary indexation expense, net and gain (loss) on exchange rate, net

     Monetary indexation expense, net, represented approximately 1.0% and 8.0% of our total debt in 2003 and 2002, respectively. Our reais-denominated debt includes convertible debentures of which the principal amounts are adjusted periodically based on the IGP-M.

     Gain on exchange rate, net, totaled US$39.4 million in 2003, representing approximately 11.3% of our 2003 total debt, as compared to loss on exchange rate, net, of US$132.7 million in 2002, which represented approximately 41.0% of our 2002 total debt. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

     Our combined monetary indexation expense, net, and gain (loss) on exchange rate, net, was a gain of US$35.9 million in 2003 as compared to a loss of US$158.7 million in 2002. This improvement was mainly due to appreciation of the real by 18.2% against the U.S. dollar in 2003 as compared to the real’s depreciation of 52.3% in 2002. In addition, annual inflation, as measured by the IGP-M, was approximately 8.7% in 2003 as compared to approximately 25.3% in 2002.

     Interest expense, financial expenses, net and interest income

     Interest expenses increased 8.1% to US$79.7 million in 2003 from US$73.7 million in 2002. This increase was primarily due to higher debt level as we were restructuring our financial obligations.

     Financial expenses decreased by 57.3% to US$36.1 million in 2003 from US$84.5 million in 2002. This decrease was primarily due to our provisioning US$42.7 million in 2002 in relation to potential tax liabilities with respect to the Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF.

     Interest income remained stable at US$7.6 million in 2003.

     Equity in results of investees

     We recorded a loss in equity in results of investees of US$580,000 in 2003 as compared to a loss of US$1.2 million in 2002. This result was principally attributable to lower losses incurred by Net Brasil during 2003, in which we then held a 40% interest.

     Income tax expense

     In 2003, we recorded income tax expenses of US$5.1 million as compared to income tax expenses of US$1.1 million in 2002, as the profits of some of our subsidiaries, including Net São Paulo Ltda., Net Rio S.A. and Net Belo Horizonte Ltda., rose during the second half of 2003.

     Cumulative effect of accounting change

     In January 2002, we adopted SFAS No. 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. SFAS No. 142 requires that goodwill be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter.

     Upon adoption of SFAS No. 142, we recorded a non-cash charge of US$367.7 million to reduce the carrying value of goodwill to reflect the decline in our stock price since the 2000 acquisitions of Net Sul and Vicom. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. This charge is reflected as a cumulative effect of accounting change in our accompanying consolidated statement of operations for 2002.

     In 2003, we recorded US$0.0 in charges to reduce the carrying value of goodwill.

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

Cash Flows

     We had cash, cash equivalents and short-term investments of US$121.1 million as of December 31, 2004, an increase of 75.9% from US$68.8 million as of December 31, 2003. As of March 31, 2005, we had cash, cash equivalents and short term investments of US$78.2 million as a consequence of the conclusion of our debt restructuring, which included a cash payment to creditors.

     Cash flows from operating activities. Net cash from operating activities was US$66.2 million in 2004 as compared to US$63.6 million in 2003.

     Net cash from operating activities was US$63.6 million in 2003 as compared to US$107.7 million in 2002. Although we experienced an increase in average revenue per subscriber due to an increase in monthly subscription fees and a reduction in programming expenses, there was an overall decrease in our cash flow from operating activities due to the payment in 2003 of US$13.0 million of fees to equipment suppliers that had been deferred from 2002 and a payment of US$35.8 million in programming expenses (as compared to US$20.0 in programming expenses deferred from 2002).

     Cash flows from investing activities. We used US$63.8 million in investing activities in 2004, an increase of 106.5% as compared to the US$30.9 million used in investing activities in 2003. This increase was primarily due to an increase in our investment in equipment related to sales of our broadband Internet and pay-television services and higher purchases of short term investments.

     We used US$30.9 million in investing activities during 2003, a decrease of 12.2% as compared to US$35.2 million used in investing activities in 2002. This decrease was primarily due to our reducing capital expenditures by limiting our capital expenditures to geographic areas and services from which we believe we can achieve higher returns on our investments. See “—Capital Expenditures,” below.

     Cash flows from financing activities. We had a cash outflow of US$193,000 from financing activities in 2004 as compared to a cash outflow of US$39,000 in 2003. We had a cash outflow of US$70.5 million in 2002.

     Our principal sources of financing during 2002 were (i) proceeds of US$92.0 million in connection with our recapitalization and (ii) proceeds from capital advances from our shareholders. In 2002, we refinanced or repaid US$444.4 million in aggregate principal amount of debt. This consisted of (1) the payment by our subsidiary, Jonquil Ventures Limited, of US$52.0 million aggregate principal amount at maturity of zero-coupon guaranteed notes on July 15, 2002, (2) the payment of US$7.7 million related to the October 30, 2002 exercise of put options by holders of our Net Sul notes, (3) the payment of US$25.6 million aggregate principal amount on our loan facility with Banco Nacional de Desenvolvimento Econômico e Social, (4) the payment of US$33.2 million aggregate principal amount on the sale of subscriber receivables to Cable S.A., (5) the repayment of US$35.3 million of scheduled payments under our loan facilities with the International Finance Corporation, or IFC, and (6) the payment of trade financing and short-term loans in the amount of US$290.6 million.

     Cash flows from financing activities relating to the restructuring. Our sources of financing in connection with the restructuring were proceeds of approximately R$645.5 million (US$243.9 million) in connection with the sale of 745,147,153 of our common and 1,079,874,843 of our preferred shares, as further discussed under “Item 4. Information on the Company—The Restructuring,” and a bridge loan in the amount of R$200.0 million (US$75.3 million) from a Brazilian financial institution.

Liquidity requirements and sources

     We need significant cash to make principal and interest payments on our debt, to conduct our ongoing operations and to fund capital expenditures. We have historically funded these liquidity requirements through operating cash flows, borrowings under credit facilities, the proceeds of debt and equity financings and capital advances and loans from our shareholders. As a result of the consummation of our restructuring, after taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures and debt principal and interest repayment requirements, we expect to have adequate financial resources to meet our anticipated cash requirements in 2005 and the foreseeable future.

     The amount of our anticipated operating cash flows in 2005 and future periods could be adversely affected by a number of factors, however, many of which are not within our control. Weakness of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Additional depreciation of the real against the U.S. dollar would decrease our revenue per subscriber in U.S. dollar terms, unless we were able to implement corresponding increases in subscription fees in reais, which we do not believe is likely. Additional depreciation of the real against the U.S. dollar would also increase the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, including most of our equipment expenses.

     Principal and interest payments on our debt represented significant liquidity requirements for us during 2004. The aggregate unpaid principal balance of our debt totaled approximately US$565.7 million as of December 31, 2004. Average interest rates on our debt at December 31, 2004 were approximately 20.6% in respect of our reais denominated currency debt, and approximately 9.2% in respect of our U.S. dollar-denominated debt.

     During 2004, we had a significant working capital deficit, primarily as a result of the unpaid principal amount of our debt and financial charges. At December 31, 2004, our current liabilities exceeded our current assets by US$210.7 million.

     Until our restructuring in March 2005, we had not made principal or interest payments on any of our debt since prior to December 2002. In early 2003, we commenced negotiations with an informal steering committee of our various creditors to restructure our debt obligations. These negotiations successfully culminated in our restructuring.

     The restructuring was consummated on March 22, 2005 with the participation of creditors representing 98% of our then outstanding aggregate principal amount of debt. The aggregate outstanding principal amount of our financial indebtedness, calculated in accordance with U.S. GAAP, was thereby reduced from approximately US$565.7 million as of December 31, 2004, to approximately US$418.7 million as of March 31, 2005, approximately US$75.3 million of which was a bridge loan from a Brazilian financial institution that was repaid on April 22, 2005. As of March 31, 2005, US$105.7 million of our outstanding debt was classified as “current” and our current liabilities exceeded our current assets by US$64.3 million.

     In connection with the restructuring, we also issued 745,147,153 of our common shares and 1,079,874,843 of our preferred shares, the proceeds of which were used to pay creditors participating in the restructuring. See “Item 4. Information on the Company—The Restructuring.”

     Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts or at all. During 2002, Standard & Poor’s lowered our global scale issuer credit rating and senior unsecured debt ratings and placed us on credit watch with negative implications. Our rating was lowered to (i) B+ from BB- on February 8, 2002, (ii) CCC+ from B+ on June 28, 2002, (iii) CC from CCC+ on October 28, 2002 and (iv) D from CC on December 3, 2002. In addition, in December 2004, Standard & Poor’s changed our global scale issuer credit rating to SD and our senior unsecured debt rating to D. As a result of our restructuring, Standard & Poor’s rated our dollar-denominated senior debt and our real-denominated senior debt issued in the restructuring B+ and brBBB, respectively, and assigned us the global scale issuer credit rating and outlook of B+/stable and the national scale issuer credit rating and outlook of brBBB/stable. On May 31, 2005 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB to brBBB+, and assigned us the global scale issuer credit rating and outlook of B+/positive and the national scale issuer credit rating and outlook of brBBB+/positive. Moody’s Investors Service rated our dollar-denominated senior debt issued in the restructuring B3.

     The following table sets out our major contractual obligations as of December 31, 2004:

		Payments due by period
	Less than 1	1 – 3	3 – 5	More than 5
	Year	Years	Years	Years
		(US$ in Millions)

Debt	235.1	231.8	98.8	–
Lease of Utility Poles(1)	16.3	58.0	22.2	–
Lease of Office Space	1.1	3.2	1.0	–
Total	252.5	293.0	122.0	–

(1)	In addition to the amounts listed in the table above, we are contractually obligated to make lease payments under our utility pole lease arrangements from the time the lease expires until our equipment is removed from such poles. Those fees will be based on the amounts we were paying at the time those arrangements expired.

Capital Expenditures

     Our capital expenditures, identified by major category, are as follows:

  subscriber installation, including purchases of set top boxes;

  cable network construction and rebuilding, which primarily includes construction costs related to installing cable system infrastructure in multiple dwelling units, or MDUs, rebuilding portions of our cable network and, to a very limited extent, the growth or build-out of our cable network;

  broadband network construction and rebuilding, which primarily includes construction costs related to cable modem installation, installing broadband infrastructure in MDUs, rebuilding portions of our broadband network to permit two-way communication and the build-out of our broadband network, including our data center; and

  upgrading existing systems, the purpose of which is principally to improve technical quality, further improve management controls and support subscriber growth.

     We have historically made significant capital expenditures relating to the codification of our network, principally to reduce piracy. We have not made substantial capital expenditures for codification since 2002, and we do not expect to make material capital expenditures for this purpose in 2005 and beyond.

     We expect to make total annual capital expenditures of approximately US$50.0 million in 2005, mainly to maintain the growth rate of our broadband and pay television services. In 2004, we made total capital expenditures of approximately US$43.4 million relating primarily to subscriber installation, upgrading existing systems and the roll-out of digital cable, as compared to US$22.8 million in 2003.

     We reduced our level of capital expenditures in 2003 as compared to 2002, as we were able to better target our investments on a selective basis. In 2003, we made total capital expenditures of US$22.8 million relating primarily to subscriber installation, upgrading existing systems and cable network construction and rebuilding, a decrease of 40% from US$38.0 million in 2002.

     Most of our capital expenditures relate to the installation of subscriber equipment. We will continue to pursue a focused capital spending plan in 2005. Pursuant to this plan, we will target our capital spending on selected portions of our existing network, principally that portion of our network which passes through high income, urban areas. In such areas, we will make capital expenditures principally to upgrade the technical quality and capacity of our existing systems. We do not plan on making substantial capital expenditures for the codification of our network. We expect to be able to fund our capital expenditures in 2005 from funds from operations.

Debt Financing

     As of December 31, 2004, the debt restructuring was accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.” Accordingly, the carrying amount of our restructured debt differed from the principal amounts immediately prior to our restructuring. The aggregate unpaid principal balance of our debt totaled approximately US$565.7 million as of December 31, 2004. Until our restructuring, we had not made principal or interest payments on any of our debt since prior to December 2002. Such non-payment constituted an event of default under our debt facilities and instruments, which permitted, subject to applicable procedural requirements, our various lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments.

     As a result of our restructuring, we were able to reduce our overall debt and our near-term debt-service obligations. In addition, the aggregate outstanding principal amount of our financial indebtedness, calculated in accordance with U.S. GAAP, was thereby reduced from approximately US$565.7 million as of December 31, 2004, to approximately US$418.7 million as of March 31, 2005, approximately US$75.3 million of which was a bridge loan from a Brazilian financial institution that was repaid on April 22, 2005.

     Prior to the consummation of our restructuring, at December 31, 2004 we had the following debt facilities and instruments outstanding: (i) Multicanal 12 5/8% senior guaranteed notes due 2004, or the Multicanal notes; (ii) Net Sul floating rate notes due October 2005, or the Net Sul notes; (iii) real-denominated convertible debentures due December 2006, or the convertible debentures; (iv) real-denominated non-convertible debentures due December 2003, or the non-convertible debentures; and (v) U.S. dollar-denominated trade financing and bank loans and real-denominated working capital and bank loans.

     Following our restructuring, we and our consolidated subsidiaries had the following debt outstanding at March 31, 2005, accounted for in accordance with SFAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings":

U.S. dollar-denominated debt:	(in thousands)
Restructured Net Serviços Notes	US$	80,820
Restructured Net Sul Notes		41,746
Other		1,010
Total		123,576

Reais-denominated debt (1):		US$
Debentures – 4th issue		98,672
Restructured Senior Secured Credit Facilities		118,125
Bridge loan (2)		75,013
Other		3,318
Total		295,128
		US$
Total Short Term Debt		105,718
Total Long-term debt		312,986

     The various base rates used to determine the interest rate of our debt at March 31, 2005 were as follows:

LIBOR	3.01%
CDI	19.25%

__________________
(1)	Calculated using the March 31, 2005 exchange rate of R$2.6662 = US$1.00.
(2)	All amounts due under the bridge loan were paid on April 22, 2005.

     At March 31, 2005 the principal maturities of our debt issued in connection with the restructuring were as follows:

Principal Amortization Schedule:	(in thousands)
2005	US$	93,647
2006		47,962
2007		85,541
2008		106,335
2009		85,219

Total		418,704

Total Short Term Debt	US$	105,718
Total Long-term debt	US$	312,986

     Multicanal notes

     In June 1996, our predecessor company issued US$185 million principal amount of 12 5/8% senior guaranteed notes due June 18, 2004, or the Multicanal notes. At maturity, holders holding Multicanal notes were entitled to receive a premium payment equal to 5% of the principal amount of their redeemed Multicanal notes. The Multicanal notes were unconditionally guaranteed jointly and severally by a number of our subsidiaries. We did not make the scheduled repayment of principal, the premium payment of 5% or the scheduled interest payment of US$8.9 million due on June 18, 2004, nor the scheduled interest payments of US$8.9 million due on each of December 18, 2002, June 18, 2003 or US$8.9 million due December 18, 2003.

     Each holder of Multicanal notes was entitled to require us to redeem such Multicanal notes at a redemption price of 101% of the principal amount of such holder’s Multicanal notes on June 18, 2001. On March 20, 2001, we announced a waiver solicitation to the holders of Multicanal notes, offering a waiver payment of US$7 per US$1,000 of principal amount held to each holder that would agree not to exercise its redemption right on June 18, 2001. Holders of Multicanal notes representing the principal amount of US$71.9 million accepted the waiver payment, thereby agreeing to hold their Multicanal notes until maturity. Holders representing the principal amount of US$25.8 million did not accept the offer of a waiver payment, but nonetheless did not exercise their redemption rights. On June 18, 2001, Multicanal notes in a principal amount of US$43.7 million were redeemed by us and an additional principal amount of US$43.7 million of Multicanal notes were purchased by our subsidiary Jonquil Ventures Limited. As a result, approximately US$97.6 million of Multicanal notes were outstanding prior to the consummation of our restructuring.

     As part of our restructuring, we conducted an exchange offer and consent solicitation with respect to the outstanding Multicanal notes. When the exchange offer and consent solicitation was completed, amendments to the indenture governing the Multicanal notes eliminated substantially all of the restrictive covenants, events of default and other provisions contained in the indenture governing the Multicanal notes.

     As part or our restructuring, on March 22, 2005, we issued US$75.8 million aggregate principal amount of 7.0% senior secured notes due 2009, or the Restructured Net Serviços notes, and US$55.2 million in cash in exchange for US$96.7 million aggregate principal amount of our Multicanal notes. Holders that represented 99% of the outstanding aggregate principal amount of the Multicanal notes participated in the exchange offer and consent solicitation. At March 22, 2005, holders representing approximately US$1.0 million aggregate principal amount of Multicanal notes did not participate in the exchange offer and consent solicitation. On May 13, 2005 we purchased US$700,000 of the Multicanal notes not tendered at March 22, 2005. We are in the process of providing for the redemption of the remaining US$310,000 of outstanding Multicanal notes.

     The Restructured Net Serviços notes, are jointly and severally guaranteed by our restricted subsidiaries and future restricted subsidiaries and are secured by first priority security interests in certain assets of our restricted subsidiaries.

     The principal amount of the Restructured Net Serviços notes issued in the exchange offer is repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to December 2009. On May 16, 2005, pursuant to a mandatory pre-payment provision, we paid US$5.9 million principal amount of the Restructured Net Serviços notes. The fixed amortization requirements of the Restructured Net Serviços notes are subject to certain adjustments, which allow us to extend the amortization of such debt to no later than December 2010, in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

     The indenture governing the Restructured Net Serviços notes contains covenants relating to, among other things, financial and compliance reporting as well as covenants restricting us and our restricted subsidiaries from incurring additional indebtedness (including guarantees); creating liens;

consummating certain dispositions of assets, mergers, acquisitions, reorganizations and recapitalizations; making certain investments and loans; paying dividends and making other distributions; and engaging in transactions with our affiliates. The indenture also requires us and our restricted subsidiaries to meet a minimum EBITDA minus capital expenditures, or CAPEX, to interest ratio and to comply with a maximum total debt to EBITDA ratio. Starting in 2005, these ratios begin at 1.25 to 1.00 and 3.0 to 1.00, respectively, and become more restrictive annually, increasing to a minimum EBITDA minus CAPEX to interest ratio of 4.80 to 1.00 in 2009 and thereafter, and decreasing to a maximum total debt to EBITDA ratio of 1.5 to 1.00 in 2008 and thereafter.

     The indenture governing the Restructured Net Serviços notes contains customary events of default, including an event of default upon a change of control and cross defaults to our obligations and those of our restricted subsidiaries under the instruments governing our other senior secured debt issued in the restructuring. An event of default under the indenture governing the Restructured Net Serviços notes will allow holders of the Restructured Net Serviços notes to accelerate the maturity of the Restructured Net Serviços notes and the other senior secured debt issued in our restructuring.

     Net Sul Notes

     In connection with our September 2000 acquisition of Net Sul, we guaranteed all obligations associated with Net Sul’s October 1997 issuance of US$80 million principal amount of floating rate notes due October 2005, or the Net Sul notes. The Net Sul notes consisted of US$48 million Series A floating rate notes, US$11 million Series B floating rate notes and US$21 million Series C floating rate notes. The Net Sul notes bore interest at LIBOR plus a spread that varied with our total consolidated debt to consolidated operating cash flow ratio. The spread on the Series A, Series B and Series C floating rate notes ranged from 3.125% to 4.0%, 2.5% to 3.375% and 2.5% to 3.375%, respectively. During 2003 and 2004, the interest rate on the Series A, Series B and Series C floating rate notes ranged from LIBOR plus 3.125% to 3.625%, 2.50% to 3.00% and 2.50% to 3.00%, respectively. Interest was payable quarterly, in arrears.

     The Net Sul notes were guaranteed by us and a substantial number of our subsidiaries. On August 30, 2002, the deadline for the exercise of put options on the Series B and Series C floating rate notes, holders of US$7.7 million principal amount of such notes exercised their put option, representing 24% of the aggregate outstanding principal amount that was entitled to be put.

     Net Sul notes having an aggregate principal amount of US$48 million were subject to redemption at the option of the holders in October 2003. To facilitate our restructuring, we entered into a series of letter agreements for the benefit of those holders of our Net Sul notes that did not elect to require us to redeem their Series A Net Sul notes in October 2003. None of the holders of Net Sul notes exercised their rights under such letter agreements.

     Prior to our restructuring, we did not make any scheduled interest payments on the Net Sul notes from the period beginning January 2003.

     As part of our restructuring, Net Sul conducted an exchange offer and consent solicitation with respect to the outstanding Net Sul notes, the effect of which was to extend the maturity date of the Net Sul notes for those holders who participated in the exchange offer, and to eliminate most covenants in the indenture relating to the Net Sul notes not exchanged in the exchange offer and consent solicitation. On March 22, 2005, Net Sul issued US$32.5 million aggregate principal amount of 7.0% senior secured notes due 2009 and US$9.7 million aggregate principal amount of senior secured floating rate notes due December 2009, which bear interest at LIBOR plus 3.0% per annum, together, the “Restructured Net Sul notes”. We also entered into a bank loan with a Brazilian financial institution in the principal amount of US$4.6 million and paid US$39.1 million in cash in exchange for US$72.3 million aggregate principal amount of the Net Sul notes. Holders representing 100% of the outstanding aggregate principal amount of Net Sul notes participated in the exchange offer and consent solicitation.

     The Restructured Net Sul notes are jointly and severally guaranteed by our restricted subsidiaries and future restricted subsidiaries and are secured by first priority security interests in certain assets of our restricted subsidiaries.

     The principal amount of the Restructured Net Sul notes issued in the exchange offer is repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to December 2009. On June 16, 2005, pursuant to a mandatory pre-payment provision, we paid US$3.3 million principal amount of the Restructured Net Sul notes. The fixed amortization requirements of the Restructured Net notes are subject to certain adjustments, which allow us to extend the amortization of such debt to no later than December 2010, in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

     The indenture governing the Restructured Net Sul notes contains covenants relating to, among other things, financial and compliance reporting as well as covenants restricting us and our restricted subsidiaries from incurring additional indebtedness (including guarantees); creating liens; consummating certain dispositions of assets, mergers, acquisitions, reorganizations and recapitalizations; making certain investments and loans; paying dividends and making other distributions; and engaging in transactions with our affiliates. The indenture also requires us and our restricted subsidiaries to meet a minimum EBITDA minus CAPEX to interest ratio and to comply with a maximum total debt to EBITDA ratio. Starting in 2005, these ratios begin at 1.25 to 1.00 and 3.0 to 1.00, respectively, and become more restrictive annually, increasing to a minimum EBITDA minus CAPEX to interest ratio of 4.80 to 1.00 in 2009 and thereafter, and decreasing to a maximum total debt to EBITDA ratio of 1.5 to 1.00 in 2008 and thereafter.

     The indenture governing the Restructured Net Sul notes contains customary events of default, including an event of default upon a change of control and cross defaults to our obligations and those of our restricted subsidiaries under the instruments governing our other senior secured debt issued in the restructuring. An event of default under the indenture governing the Restructured Net Sul notes will allow holders of the Restructured Net Sul notes to accelerate the maturity of the Restructured Net Sul notes and the other senior secured debt issued in our restructuring.

     Debentures

     In December 1999, we issued 3,500 reais-denominated convertible debentures in an aggregate principal amount of R$350 million (US$131.9 million), or convertible debentures. The convertible debentures bore interest, payable annually, at 12% over the IGP-M rate and were scheduled to mature on December 1, 2006. Each convertible debenture had a face value of R$100,000, adjusted by the IGP-M rate, and was convertible into 8,208 of our preferred shares through November 30, 2004. After November 30, 2004, the conversion ratio decreased to 5,745 of our preferred shares through November 30, 2005 and to 3,283 of our preferred shares thereafter through maturity.

     In April 2001, we paid each holder of the convertible debentures R$1,200 per debenture, as a result of negotiations to eliminate our floating asset pledge that previously had applied to these debentures.

     In December 2000, we issued reais-denominated debentures in an aggregate principal amount of R$200.0 million (US$75.3 million), or non-convertible debentures. The non-convertible debentures originally bore interest at the Interbank Deposit Certificate (Certificados de Depositos Interfinanceiros) rate, or CDI rate, plus 0.75% per annum. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis.

     As a result of negotiations in April 2001 to eliminate our floating asset pledge which previously applied to non-convertible debentures, the interest rate on the non-convertible debentures was increased to the CDI rate plus 1.05% per annum. The non-convertible debentures matured on December 3, 2003.

     We did not make any scheduled interest payments on either the convertible debentures or the non-convertible debentures between December 2002 and the consummation of our restructuring. We also did not make either the December 1, 2003 repayment of principal due on the non-convertible debentures or the December 1, 2004 scheduled amortization due on the convertible debentures. The amounts owed to Globo under the non-convertible debentures represented a portion of the indebtedness used by Globo to subscribe for our common shares in the restructuring. See “Item 4. Information on the Company—The Restructuring” for a description of the restructuring.

     As part of our restructuring, we issued R$330.6 million (US$124.5 million) aggregate principal amount of reais denominated non-convertible debentures – 4th issue, or debentures – 4th issue, in exchange for R$48.7 million (US$18.3 million) aggregate principal amount of our outstanding non-convertible debentures and R$178.8 million (US$67.4 million) aggregate principal amount of our outstanding convertible debentures. The debentures – 4th issue bear interest at the rate of CDI plus 2.0%, with this rate increasing to 3.0% after December 15, 2005.

     As of March 22, 2005, holders representing 99% of the outstanding aggregate principal amount of non-convertible debentures and 99% of the outstanding aggregate principal amount convertible debentures participated in the exchange offer. Subsequent to the consummation of our restructuring, we purchased the remaining 1% of non-convertible debentures and 1% of convertible debentures.

     The debentures – 4th issue are jointly and severally guaranteed by our restricted subsidiaries and future restricted subsidiaries and are secured by first priority security interests in certain assets of our restricted subsidiaries. The debentures – 4th issue mature in December 2009. However, under specified circumstances, the maturity of the debentures – 4th issue may be extended to December 2010. On May 16, 2005, pursuant to a mandatory pre-payment provision, we paid R$15.4 million (US$5.8 million) principal amount of the debentures – 4th issue.

     The indenture governing the debentures – 4th issue contains covenants relating to, among other things, financial and compliance reporting as well as covenants restricting us and our restricted subsidiaries from incurring additional indebtedness (including guarantees); creating liens; consummating certain dispositions of assets, mergers, acquisitions, reorganizations and recapitalizations; making certain investments and loans; paying dividends and making other distributions; and engaging in transactions with our affiliates. The indenture also requires us and our restricted subsidiaries to meet a minimum EBITDA minus CAPEX to interest ratio and to comply with a maximum total debt to EBITDA ratio. Starting in 2005, these ratios begin at 1.25 to 1.00 and 3.0 to 1.00, respectively, and become more restrictive annually, increasing to a minimum EBITDA minus CAPEX to interest ratio of 4.80 to 1.00 in 2009 and thereafter, and decreasing to a maximum total debt to EBITDA ratio of 1.5 to 1.00 in 2008 and thereafter.

     The indenture governing the debentures – 4th issue contains customary events of default, including an event of default upon a change of control and cross defaults to our obligations and those of our restricted subsidiaries under the instruments governing our other senior secured debt issued in the restructuring. An event of default under the indenture governing the debentures– 4th issue will allow holders of the debentures – 4th issue to accelerate the maturity of the debentures – 4th issue and the other senior secured debt issued in our restructuring.

     U.S. dollar-denominated trade financing and bank loans, real-denominated working capital and bank loans and new senior secured credit facilities

     In connection with the restructuring, we refinanced our U.S. dollar-denominated trade financing, and bank loans and real-denominated working capital and bank loans in an aggregate amount of R$234.2 million (US$88.2 million) denominated in reais by entering into new senior secured credit facilities, primarily in the form of debt confessions, in an aggregate principal amount of R$313.5 million (US$118.1 million). We also entered into a common terms agreement with all of the creditors under the new senior secured credit facilities. The common terms agreement includes representations and warranties, covenants and events of default that will be applicable to all such credit facilities.

     Each new senior secured credit facility matures in December 2009. However, under specified circumstances, the maturity of the new senior secured credit facility may be extended to December 2010. On March 22, 2005, we made an amortization payment to lenders under the new senior secured credit facilities in the amount of R$162.4 million (US$61.2 million). On May 16, 2005, pursuant to a mandatory pre-payment provision, we paid R$15.6 million (US$5.9 million) principal amount of the new senior secured credit facility.

     Each new senior secured credit facility denominated in reais will bear interest at an annual rate equal to the CDI rate plus 2.0% for any interest period commencing prior to December 15, 2005, and the CDI rate plus 3.0% for any interest period commencing on or after December 15, 2005.

     The new senior secured credit facilities are jointly and severally guaranteed by our restricted subsidiaries and future restricted subsidiaries and are secured by first priority security interests in certain assets of our restricted subsidiaries.

     The common terms agreement contains customary representations and warranties and includes, among other things, covenants relating to financial and compliance reporting as well as covenants restricting us from incurring additional indebtedness (including guarantees); creating liens; consummating certain dispositions of assets, mergers, acquisitions, reorganizations and recapitalizations; making certain investments and loans; paying dividends and other distributions and engaging in transactions with our affiliates. The common terms agreement requires us to meet a minimum EBITDA minus CAPEX to interest ratio and to comply with a maximum total indebtedness to EBITDA ratio. Starting in 2005, these ratios begin at 1.25 to 1.00 and 3.0 to 1.00, respectively, and become more restrictive annually, increasing to a minimum EBITDA minus CAPEX to interest ratio of 4.80 to 1.00 in 2009 and thereafter, and decreasing to a maximum total debt to EBITDA ratio of 1.5 to 1.00 in 2008 and thereafter.

     The common terms agreement contains customary events of default, including an event of default upon a change of control and cross defaults to our obligations and those of our restricted subsidiaries under the instruments governing our other senior secured debt issued in the restructuring. An event of default under the common terms agreement will allow the creditors party to the common terms agreement to accelerate the maturity of the indebtedness under the new senior secured credit facilities.

     Bridge Loan

     In connection with our restructuring, we entered into a bridge loan in the amount of US$75.3 million with a Brazilian financial institution. The bridge loan was repaid on April 22, 2005.

     Off-balance sheet arrangements

     We did not engage in any off-balance sheet arrangements in 2004.

Brazilian Economic Environment

General

     Historically, the Brazilian economy has been subject to periodic and occasionally significant intervention by the Brazilian government. The Brazilian government has often changed monetary, credit, tariff, exchange rate and other policies, with the goal of influencing the economy. The Brazilian government’s actions to control inflation and effect other policies have involved wage and price controls, as well as other interventionist measures, such as freezing bank accounts and imposing capital controls. Although the stated intention of the present Brazilian government is to gradually reduce governmental intervention in the economy, it remains possible that future government economic policies could adversely affect our business and financial condition, as could the government’s response to certain political or social developments.

     Historically, inflation, government actions taken to combat inflation and public speculation about possible future government actions have also contributed significantly to economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets. Beginning in December 1993, the Brazilian government launched an economic stabilization plan, known as the Real Plan, which was intended to reduce inflation by reducing certain public expenditures, collecting liabilities owed to the Brazilian government, increasing tax revenues, continuing a privatization program and introducing into circulation in June 1994 a new currency, the real. Following the implementation of the Real Plan, inflation dropped significantly from previous levels (which at times had exceeded 40% per month) to monthly rates of lower than 1%. In addition, the Brazilian government demonstrated a commitment to instituting conservative fiscal policy. Early in 2000, the Brazilian Congress passed the Fiscal Responsibility Law, which limited public payroll expenditures. The Brazilian gross domestic product, in U.S. dollar terms, increased 4.2% in 2000. A somewhat lower growth rate occurred for 2001 as a result of a Brazilian electricity shortage and the subsequent limitations imposed by the Brazilian government on energy consumption.

     Emerging markets volatility and the 2002 elections in Brazil caused considerable outflows of funds and a decline in the amount of foreign investment in Brazil. These factors adversely affected the Brazilian trading markets, and in October 2002, the real depreciated to its lowest ever value against the U.S. dollar at R$3.9552 = US$1.00.

     Since taking office in January 2003, President Luis Inacio Lula da Silva has continued to follow the policies implemented by the previous administration, causing a reduction in market volatility. The real was quoted at R$2.6544 to US$1.00 on December 31, 2004, an appreciation of 8.1% as compared to R$2.8892 to US$1.00 on December 31, 2003. On December 31, 2002, the real was quoted at R$3.5333 to US$1.00, corresponding to an appreciation of 18.2% in 2003 when compared to 2002. As a result, the inflation rate, as measured by the IGP-M, declined from 25.3% in 2002 to 8.7% in 2003, and was 12.4% in 2004. Interest rates, as measured by the CDI rate, declined from 22.9% in 2002 to 16.8% in 2003, and were 16.2% in 2004. There can be no assurance that the government will not change its economic stabilization policies in the future or that any such policies will be successful. Furthermore, continued economic stability remains subject to a variety of domestic and external pressures.

Effects of Inflation and Exchange Rate Fluctuations

     Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the depreciation of the real against the U.S. dollar for the periods shown:

		Year Ended December 31,

	2000	2001	2002	2003	2004

Inflation (IGP-M Index)	9.8%	10.8%	25.3%	8.7%	12.4%

Currency (depreciation) appreciation	(9.3)%	(18.7)%	(52.3)%	18.2%	8.1%

     As a result of the Real Plan, the rate of inflation and the rate of depreciation has been reduced considerably since July 1, 1994. In the first nine months of 2002, due to market instability driven by international factors, the real experienced a depreciation of 67.9% . However, in the last quarter of 2002, the Brazilian currency partially recovered and ended the year with a depreciation of 52.3% . In 2003, the real appreciated by 18.2% . In 2004 the real appreciated 8.1% .

     Despite the principles adopted for translating our reais-denominated financial statements into U.S. dollars, significant distortions to our reported results for the affected periods may remain as a result of the inability of accounting conventions to fully reflect actual economic conditions prevailing during the relevant fiscal periods. While our financial records have been maintained in reais, our reporting currency for all periods is the U.S. dollar.

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

  Our non-monetary assets, consisting primarily of property and equipment, goodwill on the acquisition of consolidated subsidiaries and certain other long-term assets, are not translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars.
  Therefore, any depreciation of the real against the U.S. dollar is reflected directly in stockholders’ equity, including through the decrease in reais-denominated book value of property, plant and equipment when translated into U.S. dollars. These currency translation effects are beyond our management’s control.

     For further information on the presentation of our financial information, see notes 1 and 2 to our audited consolidated financial statements for the year ended December 31, 2004.

     Inflation and exchange rate variations have affected and will continue to affect our results of operations. Our statements of operations expressed in reais are translated into U.S. dollars at the average exchange rate for the period in question. However, a portion of our operating expenses (e.g., maintenance, selling, general and administrative expenses) tends to increase with Brazilian inflation. As expressed in U.S. dollars, these increases are typically offset at least in part by the effect of a depreciation of the real against the U.S. dollar. If expenses in reais increase more quickly than the rate of depreciation, our operating expenses as expressed in U.S. dollars increase. Conversely, if the rate of depreciation increases more quickly, our operating expenses as expressed in U.S. dollars decrease.

     Additionally, a substantial portion of our indebtedness and capital expenditures, including network equipment costs, is denominated in or indexed to U.S. dollars. Any depreciation of the real against the U.S. dollar, if such depreciation is in excess of inflation, results in a relative increase in the expenses related to such indebtedness and capital expenditures and in operating costs as compared to revenues. In such a situation, if we were not able to increase our revenues to match the rate of inflation, our ability to meet our U.S. dollar-denominated debt service obligations and operating costs might be impaired. Historically, we have been able to adjust our monthly subscription fees to counteract the effects of inflation, although there can be no assurance that we would be able to do so in the future. In fact, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

     Another significant effect of inflation and exchange rate variations concerns our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real depreciates against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of depreciation of the real we report:

  translation losses on reais-denominated monetary assets, which are generally offset, at least in part, by the contractual indexation of reais-denominated financial instruments; and
  translation gains on reais-denominated monetary liabilities which are generally offset, at least in part, by contractual indexation of reais-denominated financial instruments. We record translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity. Interest on indexed financial instruments is included in our statement of operations under “Interest income” and “Financial expenses.”

     In addition, certain financial instruments denominated in reais are not indexed to a contractual index but their interest rates include the expectation of future inflation. The interest on these financial instruments is also included in our statement of operations under “Interest income” and “Financial expenses.” In 2002, we reported exchange losses of US$132.7 million and translation adjustment profit of US$17.1 million, resulting from the 52.3% depreciation of the real against the U.S. dollar that occurred during 2002. In 2003, we reported exchange gains of US$39.4 million and translation adjustment profit of US$1.6 million, resulting from the 18.2% appreciation of the real against the U.S. dollar that occurred during 2003. In 2004, we reported exchange gains of US$31.6 million and translation adjustment loss of US$16.0 million, resulting from the 8.1% appreciation of the real against the U.S. dollar that occurred in 2004.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Board Practices

     We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. The existing tenure of the directors will end upon the election of the new members at our 2006 annual shareholders’ meeting which must be held in the first four months of 2006.

     Our by-laws provide that the board of directors shall be composed of no fewer than nine and no more than twelve members. According to our by-laws and Brazilian corporate law, each member of our board of directors must be a Net Serviços shareholder.

     In addition, under Brazilian law, non-voting, non-controlling shareholders representing at least 10% of the total capital shares of a company have the right to elect by separate vote one member of such company’s board of directors.

     Our by-laws provide that for each member appointed to our board of directors, an alternate member, or deputy member, shall be appointed to act in place of the permanent director when such director is not available for conducting board business. The term of such deputy member mirrors the term of his or her corresponding member director.

     Our by-laws provide that our board of directors shall hold a meeting at least once every quarter or as called by any director. Its responsibilities include, among other things, the establishment of the policy and general strategy of the business and the appointment and supervision of our executive officers.

     Pursuant to a new shareholders’ agreement discussed under “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements,” our board of directors is comprised of eleven sitting members and an equal number of deputy members, all of whom are shareholders of Net Serviços. Of these eleven sitting members and eleven deputy members, one sitting member and one respective deputy member was appointed directly by Globo, six sitting members and six respective deputy members, were appointed by GB, which is controlled by Globo, and four sitting members and four respective deputy members, were appointed by Telmex. Additionally, in accordance with Brazilian law, one sitting member and one respective deputy member may be appointed by a non-controlling holder of our preferred shares. Accordingly, BNDES Participações S.A., or BNDESPar, is currently entitled to representation on our board of directors.

Net Serviços’ current directors are:

Name	Position	Position Held Since	Current Term

Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2006
Stefan Alexander	Director	September 18, 2000	April 30, 2006
Ronnie Vaz Moreira	Director	April 30, 2002	April 30, 2006
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2006
Guilherme Perboyre Cavalcanti	Director	April 19, 2004	April 30, 2006
Juarez de Queiroz Campos Jr.	Director	April 19, 2004	April 30, 2006
Edgard Lobão dos Santos	Director	April 19, 2004	April 30, 2006
Marcos da Cunha Carneiro	Director	April 19, 2004	April 30, 2006
Carlos Henrique Moreira	Director	April 29,2005	April 30, 2006
Jose Formoso Martínez	Director	April 29,2005	April 30, 2006
Antonio Oscar de Carvalho Petersen Filho	Director	April 29,2005	April 30, 2006
João Adalberto Elek Jr.	Director	April 29,2005	April 30, 2006

Biographies of Our Board of Directors

     Roberto Irineu Marinho has been a member of our board of directors since February 2000 and has served as Chairman of the board of directors since that time. He is also the President and Chief Executive Officer of Organizações Globo, a conglomerate of companies in the Brazilian media and entertainment industries. Mr. Marinho began his career at the newspaper O Globo, where he served in a variety of assignments culminating in his appointment as the newspaper’s director. In 1978, Mr. Marinho was appointed Executive Vice President of Globo TV Network and in 1990 he became Executive Vice President of Organizações Globo. Mr. Marinho is a member of the boards of Amparo Agropecuária S.A., Centropec-Agropecuária do Centro-Oeste S.A., Editora Globo S.A., Globo Agropecuária S.A., Globo Comunicações e Participações S.A. and Globo S.A. He received a degree in Business Administration from Fundação Getúlio Vargas.

     Stefan Alexander has been a member of our board of directors since September 2000. Currently, he is the Executive Director-Chief Financial Officer at Globopar. Previously, Mr. Alexander held other positions relating to finance planning and investor relations at Globopar. Prior to joining Globopar, he was the Director of Corporate Finance in Brazil at Bank of America/Nations Bank. Mr. Alexander is Chairman of the Board of Seguradora Roma S.A. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

     Ronnie Vaz Moreira has been a member of our board of directors since April 30, 2002. He became the Chief Executive Officer of Globopar in March 2002. Previously, Mr. Moreira was a Managing Director of Deutsche Bank, the Chief Financial Officer of Petróleo Brasileiro S.A. and a Senior Vice President of ABN AMRO. Mr. Vaz Moreira holds a degree in Economics from Universidade Federal do Rio de Janeiro and a Master’s degree in International Management Administration from the American Graduate School of International Management - Thunderbird.

     Rossana Fontenele Berto has been a member of our board of directors since April 30, 2003. Ms. Berto has been Director of Strategic Planning of TV Globo and Globopar since 2002. Prior to that, Ms. Berto was the General Officer of Sky Brasil from 1999 to February 2002, General Officer of Net Rio from 1998 to 1999 and Controller of Multicanal from 1993 to 1998. She holds a B.A. degree from Universidade do Estado do Rio de Janeiro and an MBA degree from Coppead/UFRJ (Rio de Janeiro, Brazil).

     Guilherme Perboyre Cavalcanti has been a member of our board of directors since April 19, 2004. Mr. Cavalcanti is a financial planning officer at Globo Organizations, having served as such since September 2003, prior to which time he served as Treasurer of Globopar beginning in February 2002. Previously, he held numerous positions within the Globo Organizations, including Strategic and Financial Planning Officer at Net Serviços, Planning Manager and Controller of Press Media and Radio Stations and Investor Relations at Globopar. Prior to joining Globo Organizations, he worked at Banco Pactual and Banco Primus. He holds a Master’s degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

     Juarez de Queiroz Campos Júnior has been a member of our board of directors since April 19, 2004. In February 2001, he was appointed to the position of Executive Director of Globo.com, and in July 2003 of Globo Filmes. Previously, Mr. Queiroz was Telemar’s Marketing & Corporate Vice President and the Marketing Officer of Souza Cruz S.A. Mr. Juarez Queiroz has a bachelor’s degree in Law from USP/PUC and a degree in Business Administration from EAESP/FGV.

     Edgard Lobão dos Santos has been a member of our board of directors since April 19, 2004. He has worked at BNDES since 1976. Mr. Santos is a member of the board of Companhia Estadual de Gás. He has a Telecommunications Engineering graduate degree from Faculdade de Engenharia da Universidade Federal Fluminense. He also holds a Masters degree in Industrial Engineering, with a specialization in Finance, from the Pontificia Universidade Católica do Rio de Janeiro.

     Marcos da Cunha Carneiro has been a member of our board of directors since April 19, 2004. In October 2002, he was appointed to the position of Executive Officer of Globopar. Previously, he worked as a Corporate Relations Officer and Tax Planning Manager at Globoparsince 1991. He has also worked as a Manager at Arthur Andersen’s Tax Division.

     Carlos Henrique Moreira has been a member of our board of directors since April 29, 2005. He holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnologico de Aeronautica. Currently he is Embratel’s chairman of the Board of Directors and Chief Executive Officer. Previously he held the positions of Chief Executive Officer at Algar Telecom Leste, Vice-President at Xerox, Vice-President at ABM, Operations Executive Officer at Empresa Brasileira de Telecomunicações S.A., member of TELERJ’s board of directors, member of TELESP’s board of directors and Operations Executive Officer at Standard Electrica S.A. He was also the elected Vice-Chairman of the International Telecommunication Union, headquartered in Geneva, Switzerland, and is also a former member of Intelsat in Washington D.C., representing the Brazilian government from 1966 to 1974.

     Jose Formoso Martínez has been a member of our board of directors since April 29, 2005. He holds a bachelor’s degree in Mechanical Engineering from Universidad La Salle, Mexico and a postgraduate degree in Corporate Management from the Instituto Panamericano de Alta Dirección de Empresas, Mexico. Currently his is the Vice-Chairman of Embratel’s board of directors. His previous positions include Executive Officer at Telguas S.A, General Officer at Cablevisión and operations manager and sales manager at Condumex.

     Antonio Oscar de Carvalho Petersen Filho has been a member of our board of directors since April 29, 2005. He was Embratel’s Regulatory and Legal Officer, and following the transference of the group’s control to Grupo Telmex, he assumed the Legal Executive Office at Embratel, Vesper, Brasil Center and Star One. He has been a member of the ABDI (The Brazilian Association for Legal Rights in Telecommunications and IT), and was one of the founders of ABDI’s Broadcasting Committee. He was ANATEL’s external consultant and part of the team that worked in the Digital Television choice process.

     João Adalberto Elek Jr. has been a member of our board of directors since April 29, 2005. He has been the Chief Executive Officer for Telmex do Brasil since March 2004. He was the Chief Executive Officer for AT&T Latin América do Brasil since 2002. He joined AT&T Latin América do Brasil as Financial Vice President. In the second half of 2001, Mr. Elek started working as an Acting Corporate CFO in the United States. Prior to that, he was the Consumer Business’ CFO at Citibank. He graduated in Electronic Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a MBA in Marketing Planning from COPPE-AD/UFRJ and is a graduate of Columbia Business School Mergers and Acquisitions post-graduate program.

Conselho Fiscal

     We are currently not required to, and currently do not, maintain a permanent audit committee. However, we are in the process of establishing a fiscal council, or Conselho Fiscal, that will comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Nasdaq corporate governance rules. Under Brazilian corporate law, the Conselho Fiscal is a corporate body independent of the board of directors and independent auditors. The Conselho Fiscal’s primary responsibilities are to review management’s activities and the company’s financial statements and to report its findings to shareholders. We expect to establish our permanent Conselho Fiscal by July 31, 2005. Until the Conselho Fiscal is in place, our entire board of directors continues to act in the capacity of our audit committee. See also “Item 16A. Audit Committee Financial Expert.”

     In addition, in accordance with Article 161 of the Brazilian corporate law, shareholders representing at least 10% of the voting shares or 5% of the non-voting shares have the right to request appointment of the fiscal council at a general shareholders’ meeting. In such case, the term of the members of the fiscal council would terminate at the first annual shareholder’s meeting held after the election of the fiscal council.

Remuneration Committee

     We are currently not required to, and currently do not, maintain a remuneration committee.

Executive Officers and Senior Managers

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

     Net Serviços’ executive officers and senior managers are:

Name	Position	Position Held Since	Current Term Expires

Francisco Tosta Valim Filho	Chief Executive Officer	February 2003	December 31, 2005
Leonardo P. Gomes Pereira	Chief Financial Officer	April 2000	December 31, 2005
José Antônio Guaraldi Félix	Chief Operating Officer	May 2003	December 31, 2005
André Müller Borges	Chief Legal Counsel	January 2002	N/A
José Paulo de Freitas	Chief Human Resources and Organizational Development Officer	July 2003	N/A
Ciro Kawamura	Chief Marketing Officer	May 2003	N/A
Fernando de Melo Mousinho	Chief Institutional Relations Officer	November 2000	N/A

     Francisco Tosta Valim Filho became Chief Executive Officer of Net Serviços in February 2003. Before joining Net Serviços, Mr. Valim was the Chief Financial Officer of Telemar for one year. Prior to that, he served as the Vice President and as Chief Financial Officer of RBS Participações S.A., or RBS. Mr. Valim also served as Executive Director of Net Sul. He has a degree in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS) and a post-graduate degree in Finance from Fundação Getúlio Vargas (FGV-SP) and in Strategic and Organizational Planning from UFRGS. He also holds an MBA in Finance and Administration of Multinational Companies from the University of Southern California.

     Leonardo P. Gomes Pereira has been our Chief Financial Officer since April 2000. Previously, he was the Director of Planning and Investor Relations at Globopar for four years. Mr. Pereira worked at Citibank from 1982 to 1995, holding various positions in the corporate banking and corporate finance areas in several countries, including Brazil, Thailand, Venezuela and the United States. Mr. Pereira sits on the corporate governance committee of the São Paulo American Chamber of Commerce. Mr. Pereira received a BSC in Engineering from the Federal University of Rio de Janeiro and a BSC in Economics from Candido Mendes University in Rio de Janeiro. Mr. Pereira also received an MBA from Warwick University in the United Kingdom and completed his post-graduate work at Wharton Business School at the University of Pennsylvania.

     José Antônio Guaraldi Félix has been our Chief Operating Officer since May 2003. Previously, he was a regional officer at Net Serviços for two years. Prior to that he was an officer of Net Sul, where he headed 16 operations in Southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul.

     André Müller Borges has been our Chief Legal Counsel since January 2002. Mr. Borges joined Organizações Globo in 1999 as Chief Legal Counsel of Distribution and Telecommunications, in which position he served until 2001, when he joined Net Serviços as a Corporate Officer, responsible for its legal, corporate and regulatory obligations. Previously, he was a law partner at the law firm Tozzini, Freire, Teixeira e Silva Advogados. Mr. Borges holds a degree in Law from the Faculdade Paulista de Direito of the Pontifícia Universidade Católica of São Paulo.

     José Paulo de Freitas has been our Chief Human Resources and Organizational Development Officer since July 2003. He is responsible for Human Resources, Quality and Change Managing. He joined Net Serviços as the Regional Officer for the São Paulo region in September 2000. Previously, he worked at Vanity Fair as the Chief Operating Officer for the Brazilian branch from 1999 to 2000, where he was responsible for the Structuring, Sourcing and Operations Division (customer service, planning, purchasing, engineering, quality, distribution center and human resources). Before this, he held several positions at Grupo Algar, culminating in his serving as Chief Executive Officer. Currently, Mr. Freitas serves as Chairman of the Employers Syndicate. He holds an administration degree from Fundação Getúlio Vargas (FGV-SP), São Paulo and a degree in Economics from Universidade de São Paulo.

     Ciro Kawamura has been our Chief Marketing Officer since May 2003. Previously, he was the Marketing Vice-President of Global Village Telecom LTDA., a wireless telecommunications company, where he supervised public relations and marketing. Prior to that, Mr. Kawamura held several strategic positions at Telet S.A., a wireless operator in the State of Rio Grande do Sul. Mr. Kawamura has a degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo.

     Fernando de Melo Mousinho has been our Chief Institutional Relations Officer since November 2000. He is our liaison with various agencies, including Anatel and ABTA. Previously, until its acquisition, Mr. Mousinho was Chief Executive Officer of Vicom from 1998 until 2000, before which he was the Marketing Officer at IBM Brazil. After the acquisition of Vicom by Net Serviços, Mr. Mousinho became Net Serviços’ Corporate Clients Officer. He also holds positions in Brazilian associations, such as the Vice Presidency of Telecomp and the Vice Presidency of ABTA. He is also a member of the board of directors of Telebrasil, and he sits on the telecommunications committee of São Paulo American Chamber of Commerce. Mr. Mousinho holds a degree in Civil Engineering from Polytechnic School de Pernambuco and an MBA from Fundação Getúlio Vargas, Rio de Janeiro.

Indemnification

     With the exception of our arrangement with Francisco Tosta Valim Filho in which Net Serviços has agreed to indemnify Mr. Filho against any personal losses incurred by him in his capacity as Chief Executive Officer of Net Serviços, we do not currently have any contracts or arrangements with our directors, executive officers or senior managers which provide for the insurance or indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers or senior managers in their official capacity as such.

     Each of the directors of Net Serviços appointed by Globopar who is also an officer or employee of, or has a supervisory role at, Globopar, other than Roberto Irineu Marinho, has an agreement with Globopar or one of its affiliates by which such director is indemnified against any liabilities incurred in their capacity as a director of Net Serviços.

Compensation of Directors and Principal Executive Officers

     Our directors and deputy members do not receive any compensation in connection with their serving on our board of directors.

     For the year ended December 31, 2004, the aggregate compensation paid and benefits in kind granted by us to our principal executive officers for services in all capacities was approximately US$7.8 million. This includes all contingent or deferred compensation accrued during 2004 and the monies paid to our principal executive officers pursuant to the long-term incentive plans discussed below.

Directors’ Service Contracts

     Our directors and deputy members are not subject to any service contracts with us or any of our subsidiaries.

Employees

     All of our employees are located in Brazil. At December 31, 2004, we had 3,218 employees. At December 31, 2004, approximately 35% of our employees were working in installation, repair and network maintenance, and 65% were working in administrative functions. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

Share Ownership

     Under Brazilian corporate law, each member of our board of directors is required to be a shareholder of Net Serviços. No director, executive officer or senior manager of Net Serviços is the record owner of more than 1.0% of our shares. For certain information on the beneficial ownership of our shares, including shares held by affiliates of our directors, see “Item 7. Major Shareholders and Related Party Transactions.”

Long-Term Incentive Plans

Variable Compensation Plan - “Plano de Participação nos Resultados”

     We currently have a variable compensation plan, the “Plano de Participação nos Resultados,” or PPR, pay-outs under which are linked to certain financial and operational goals. The PPR establishes financial and operational goals relating to cash generation, adjusted EBITDA, capital expenditures, number of installations and disconnections and degree of customer satisfaction. Depending on the level at which each goal is met, employees under the PPR may receive a maximum annual bonus of the equivalent of two months’ salary. Also, for a select number of our executive officers, senior managers and managers, we add to this bonus an additional complementary bonus, determined by such employee’s contribution toward meeting the financial and operational goals established under the PPR, as well as by their meeting additional individual financial goals. For any given fiscal year, no complementary bonuses are paid if the annual financial and operational goals under the PPR for that year are not achieved.

     For fiscal year 2004, we made payments to our employees pursuant to the PPR in the total amount of approximately US$4.9 million. A portion of this amount is included in compensation paid to our principal executive officers discussed above.

Retention Plan

     In 2003, we developed a complementary retention plan for a select number of our key executives, senior managers and managers. This retention plan will remain in effect through 2006, unless extended, and aims to retain certain executives, senior managers and managers and to help motivate such employees to attain our long-term performance goals. Pay-outs under this plan are linked to cash flow generation before financing. The amounts payable are deferred annually, with R$22.4 million (US$8.4 million) due in the aggregate at the beginning of 2007 if we generate cash flow before financing of at least R$522.8 million (US$197.0 million) in total from 2004 through and including 2006. If we generate for this period cash flow before financing of less than R$522.8 million (US$197.0 million) but over R$500.4 million (US$188.5 million), we will make a partial pay-out under this plan. If we generate for this period cash flow before financing of under R$500.4 million (US$188.5 million), no payments will be made under this plan.

Capital Restructuring Plan

     Additionally, to ensure the successful completion of our restructuring, we developed a retention plan for a select number of our key executives, senior managers and those managers involved in our restructuring. This plan was developed exclusively in conjunction with the restructuring in order to help retain certain executives and managers during the restructuring and to help ensure our ability to continue as a “going concern.” In December 2002, pursuant to this plan, we granted stock options corresponding to approximately 3.5 million preferred shares. These options were to be exercised only if and subsequent to our restructuring being successfully completed and are now fully exercisable. In addition to the granting of stock options, we also agreed to pay R$2.0 million in cash under the plan. Part of this R$2.0 million was paid in July 2003, and the remaining amount was paid in February 2005. The options were granted at R$0.35 per share and expire in March 2007.

Pension, Retirement and Similar Benefits

     We currently do not have any pension or retirement plans for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of June 27, 2005, none of our outstanding common shares and approximately 3% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On June 27, 2005, there were approximately 7,500 record holders of preferred shares, including in the form of ADSs, in the United States.

     Prior to the completion of our restructuring, 90.4% percent of our voting common shares were controlled by Globopar and Distel. Globopar is a Brazilian holding company controlled by the Marinho family with interests in cable and satellite television, pay television programming, magazine publishing, printing and the Internet. Distel is a wholly-owned subsidiary of Globopar. We refer to Globopar and Distel collectively as “Globo” in this Form 20-F.

     On June 27, 2004, Globo entered into a series of agreements with Telmex and its wholly-owned subsidiary Latam, pursuant to which Telmex, through Latam, became a significant shareholder in us. Pursuant to those agreements Telmex, through Latam purchased 54,096,360 of our common shares and

179,906,550 of our preferred shares and Globo purchased 681,605,160 of our common shares in a private offering of our common shares preferred shares conducted in connection with the restructuring. Immediately following such share issuance, and at the same time as the closing of our restructuring, Globo (i) transferred 51% of our common shares to GB Empreendimentos e Participações S.A., or GB, a special purpose company formed by Globo to control us (ii) sold to Latam 49% of the voting interests of GB and 100% of the non-voting interests of GB (while retaining 51% of the voting interests of GB) and (iii) sold to Latam an additional 224,928,532 of our common shares. One-third of the capital of GB consists of voting shares, with non-voting shares representing the remaining two-thirds. Accordingly, as of June 27, 2005, Telmex owned, directly or indirectly through Latam and GB, 37.1% of our outstanding equity shares. Globo continues to control, through GB, a majority of our outstanding voting shares. One-third of the capital of GB consists of voting shares, with non-voting shares representing the remaining two-thirds. See “Item 4. Information on the Company—The Restructuring.”

     As of June 27, 2005, Distel owned 10.9% of our common shares, representing 4.4% of our total capital stock, and Roma Participações Ltda., or Romapar, a wholly-owned subsidiary of Globopar, owned 8.8% of our preferred shares, representing 5.2% of our total capital stock.

     Telmex owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed-line telephony services in Mexico and the leading provider of fixed local and long distance telephone services and Internet access in Mexico.

     Together, Globo and Telmex, directly or through their respective affiliates, currently own 99% of our common shares, with Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our new shareholders' agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex is not permitted to own a controlling interest in us.

     In the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex would have the right to acquire from Globo, and Globo would have the right to cause Telmex to purchase from Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Telmex, through GB, control over 51% of our voting common shares. The additional interest in GB’s voting capital would be equal to the greater of (i) 2% of the voting capital of GB or such amount of voting capital as would give Telmex voting control of GB and (ii) the percentage of GB’s total equity capital equal to the percentage that 16,162,799 common shares represent of the total voting capital of Net Serviços held by GB at the time. The benchmark price for this transaction would be equivalent to R$0.6277, which corresponds to the price per share Telmex has paid to Globo for our common shares in the transactions described above. Following such a transfer, Globo would continue to hold a significant minority stake in us, directly and through its stake in GB, and so long as Globo held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the new shareholders’ agreement described below under “—New Shareholders’ Agreements.”

     We believe that the acquisition by Telmex of this additional interest in voting capital of GB would constitute an acquisition of a controlling interest in Net Serviços that, pursuant to our bylaws, would require Telmex to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Telmex for such controlling interest.

     As of June 27, 2005, GB is our controlling shareholder, holding 51% of our common shares. Globo, in turn, holds a controlling interest in GB. Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’ severance arrangements. Furthermore,

Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

     Globo and Telmex have also each agreed to use their commercially reasonable efforts to reach an agreement on a proposal to Net Serviços concerning the terms of a networking agreement with Telmex relating to the provision of voice, data, and Internet services through, and the use of the last mile of, our network facilities. Globo has agreed, subject to its fiduciary duties, to recommend and vote in favor of such an agreement. The networking agreement will be on arms-length terms, consistent with the fiduciary duties of Globo’s board of directors, and will require approval of our board of directors, including any representatives not appointed by Globo.

     The following table sets forth, as of June 27, 2005, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

Name	Number	Percentage of Total Outstanding	Number	Percentage	Number	Percentage

Roma Participações Ltda.(1)	–	–	200,000,000	8.8%	200,000,000	5.2%
Distel Holdings S.A.(1)	171,095,380	10.9%	–	–	171,095,380	4.4%
GB Empreendimentos e Participações
S.A.(2)	802,494,431	51.0%	–	–	802,494,431	20.8%
Latam do Brasil Participações S.A.(3)	589,140,355	37.4%	175,086,766	7.7%	764,227,121	19.8%
BNDES Participações S.A.	–	–	682,399,461	29.9%	682,399,461	17.7%
____________________________
(1)	Distel Holding S.A. and Roma Participações Ltda. are controlled by Globo Comunicações e Participações S.A., or Globopar, which is controlled by the Marinho Family. Globopar does not directly own any of our common or preferred shares.
(2)	Globo retains 51% of the voting interests of GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Teléfonos de México, S.A. de C.V., or Telmex, retains 49% of the voting interests of GB and 100% of the non-voting interests of GB.
(3)	Latam do Brasil Participações S.A., or Latam, is a wholly-owned subsidiary of Teléfonos de México, S.A. de C.V.

     In addition, as of June 27, 2005, the public owned 0.7% of our common shares and 83.6% of our preferred shares, representing 49.7% of our total capital stock.

     As discussed under “—Related Party Transactions—Globo/Bradesplan Share Transfer,” in July 2004, Globo entered into an exchange agreement with Bradesplan Participações S.A., or Bradesplan, whereby Globo transferred a total of 130,511,010 shares of our preferred stock to Bradesplan and Bradesplan transferred a total of 130,511,010 shares of our common stock to Globo. Bradesplan is a wholly-owned subsidiary of Bradespar Participações S.A., or Bradespar, an investment vehicle under common control with Banco Bradesco S.A., the largest private Brazilian retail bank. This share transfer has been reflected in the above table.

     In addition, as discussed under “—Related Party Transactions—Globo/RBS Share Transfer,” in November 2004, Globo entered into an exchange agreement with RBS whereby Globo agreed to transfer a total of 51,704,008 shares of our preferred stock to RBS and RBS agreed to transfer a total of 51,704,008 shares of our common stock to Globo. This transfer of shares closed on December 23, 2004 and has been reflected in the above table.

     In addition, as discussed under “—Related Party Transactions—Globo/BNDESPar Share Transfer,” in September 2004, BNDESPar agreed to sell to Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an inflation index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Globo and BNDESPar entered into an agreement governing this share transfer. On January 26, 2005, Globo agreed to exercise its right to acquire all such common shares, representing approximately 7.3% of our voting capital, at the total price of approximately R$54.7 million (US$20.6 million). This share transfer closed on February 1, 2005 at a price of R$0.91 per share. As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold 682,399,461 of our preferred shares, or 29.9%, representing 17.7% of our total equity. In addition, in connection with the share transfer, Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to the preferred shares held by BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to request we undertake a public offering of such preferred shares in Brazil.

     As a result of our recently consummated restructuring (see “Item 4. Information on the Company—The Restructuring”), there occurred significant changes in the percentage ownership held in Net Serviços by many of our major shareholders. The following table sets forth, as of June 27, 2005, 2004 and 2003 information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our voting securities.

		Total Equity Percentage

		as of June 27,

Name	2005	2004	2003

Roma Participações Ltda.(1)(3)	5.2%	27.2%	27.2%
Distel Holdings S.A.(2)(3)	4.4%	15.3%	14.7%
GB Empreendimentos e Participações S.A.(4)(5)	20.8%	–	–
Latam do Brasil Participações S.A.(6)(7)	19.8%	–	–
BNDES Participações S.A.(8)	17.7%	21.4%	22.1%
Globo Comunicações e Participações S.A.(9)(3)	–	4.3%	4.3%
Bradesplan Participações S.A.(10)	–	6.4%	6.4%
RBS Participações S.A.(11)	–	3.8%	3.8%
____________________________
(1)
Represented 0% of our common shares and 8.8% of our preferred shares, 36.2% of our common shares and 20.9% of our preferred shares and 36.2% of our common shares and 20.9% of our preferred shares at June 27, 2005, 2004 and 2003, respectively.

(2)
Represented 10.9% of our common shares and 0% of our preferred shares, 32.1% of our common shares and 3.7% of our preferred shares and 31.0% of our common shares and 3.4% of our preferred shares at June 27, 2005, 2004 and 2003, respectively.

(3)	Distel Holding S.A. and Roma Participações Ltda. are controlled by Globopar, which is controlled by the Marinho Family.
(4)	Represented 51.0% of our common shares and 0% of our preferred shares at June 27, 2005.
(5)
Globo retains 51% of the voting interests of GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Teléfonos de México, S.A. de C.V., or Telmex, retains 49% of the voting interests of GB and 100% of the non-voting interests of GB.

(6)	Represented 37.4% of our common shares and 7.7% of our preferred shares at June 27, 2005.
(7)	Latam do Brasil Participações S.A., or Latam, is a wholly-owned subsidiary of Teléfonos de México, S.A. de C.V.
(8)
Represented 0% of our common shares and 29.9% of our preferred shares, 7.3% of our common shares and 31.2% of our preferred shares and 8.4% of our common shares and 31.5% of our preferred shares at June 27, 2005, 2004 and 2003, respectively.

(9)	Globopar directly owned 0% of our common shares and 7.2% of our preferred shares at June 27, 2004 and 2003.
(10)	Represented 15.8% of our common shares and 0% of our preferred shares at June 27, 2004 and 2003.
(11)	Represented 6.8% of our common shares and 1.6% of our preferred shares at June 27, 2004 and 2003.

New Shareholders’ Agreements

     In connection with the Globo/BNDESPar share transfer, as further described under “—Related Party Transactions—Globo/BNDESPar Share Transfer,” on February 1, 2005, our old shareholders’ agreement terminated. In connection with the closing of the sale of our common and preferred shares to Globo and Telmex and the other transactions described under “Item 4. Information on the Company—The Restructuring,” Globo, Latam and GB, together with Telmex, as an intervening party, entered into a new shareholders’ agreement, and Globo and Telmex entered into a separate shareholders’ agreement with respect to GB, or GB shareholders’ agreement. We refer to these shareholders’ agreements as the “new shareholders’ agreements.” The new shareholders’ agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Globo, Telmex and GB to appoint members to our board of directors and board of officers. The new shareholders’ agreements also provide that, subject to its fiduciary duties, Globo will, upon Telmex’s request during the period that is two years from the date of the new shareholders’ agreements, vote its shares in support of future issuances of our preferred shares in public offerings, and Telmex will provide a standby underwriting commitment to purchase such preferred shares at a price of not less than R$0.70 per share (adjusted annually by an inflation index after the first year), with the proceeds from any such issuance to be applied to prepay the senior secured debt issued by us in the restructuring.

     Right of first refusal and transfer of shares. The new shareholders’ agreements establish specific rules for the transfer of our shares and GB shares. In the event that one of the shareholders party to the new shareholders’ agreements intends to transfer its shares, such shareholder is required to notify in writing the other shareholders party to the new shareholders’ agreements in order to enable them to exercise their right of first refusal.

     Under the new shareholders’ agreements, transfers to our competitors, as defined in the new shareholders’ agreements, are not permitted. Furthermore, the shareholders party to the new shareholders’ agreements may not encumber or otherwise create any liens on our shares or the shares of GB, except under limited circumstances.

     Previous meetings. The new shareholders’ agreements provide that a previous meeting of the representatives of Globo and Telmex must be held prior to each of our, or any of our subsidiary’s, general shareholders meetings or board of directors meetings at which a relevant matter is to be considered. The previous meeting establishes the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the new shareholders’ agreements. Relevant matters (as described below) must be approved at a previous meeting by the affirmative vote of shareholders party to the new shareholders’ agreements. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such previous meeting.

     Relevant matters. The new shareholders’ agreements require the approval of Telmex, or if Telmex has control over a majority of our common shares, the approval of Globo, at a previous meeting as described above for specified relevant matters. These relevant matters include certain extraordinary corporate transactions relating to us, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating us; alterations in specified commercial arrangements to which we are party, including certain programming and network arrangements, affiliate transactions and pay television concession matters; and other matters such as deregistering us as a public company, changing our corporate purpose and determining the compensation and benefits of our key employees. The approval rights are subject to maintaining specified minimum levels of shareholdings in Net Serviços.

     Tag-along rights. Under the new shareholders’ agreements, in the event of a sale of control of us by any shareholder party to the new shareholders’ agreements, the purchaser must agree to undertake a public offering to purchase the shares of the remaining shareholders within a period of no more than 90 days under the same price and payment conditions offered to the selling shareholder.

     Furthermore, in the event that one of the shareholders party to the new shareholders’ agreements disposes of all or any part of its common shares or its GB shares, as the case may be, the other shareholders party to the new shareholders’ agreements will have the right to require such selling shareholder to include in the sale such other shareholders’ common shares or GB shares, subject to the same price and payment conditions; provided that, if the number of common shares exceeds the number of shares the purchaser is willing to acquire, the number of shares sold will be reduced proportionately for each selling shareholder.

     Capital increases. The new shareholders’ agreements provide that, among other things, subject to its fiduciary duties, Globo will, upon Telmex’s request during the period that is two years from the date of the new shareholders’ agreements, or through March 21, 2007, vote its shares in support of future issuances of preferred shares in public offerings, and Telmex will provide a standby underwriting commitment to purchase such preferred shares at a price of not less than R$0.70 per share (adjusted annually by an inflation index after the first year), with the proceeds from any such issuance to be applied toward repayment of our debt.

     Board of directors. The new shareholders’ agreements require that our board of directors initially be comprised of eleven sitting members and an equal number of deputy members, all of whom must, as required by Brazilian law, be shareholders of Net Serviços. Of these eleven sitting members and eleven deputy members, one sitting member and one respective deputy member is appointed directly by Globo, six sitting members and six respective deputy members are appointed by GB, which is controlled by Globo, and four sitting members and four respective deputy members are appointed by Telmex. Additionally, in accordance with Brazilian law, one sitting member and one respective deputy member may be appointed by a non-controlling preferred shareholder.

     Additionally, in the event that shareholders that are not parties to the new shareholders’ agreement become entitled to representation on our board of directors, the total number of members of our board of directors will be re-determined, but in no event shall our board of directors be comprised of fewer than eleven members. Furthermore, shareholders owning more than 50% of the common shares subject to the new shareholders’ agreements will always be entitled to appoint (and remove) at least a majority of the members of our board of directors.

     Board of officers. The new shareholders’ agreements provide that our board of officers and the board of officers of each company controlled by us will be comprised, except under certain circumstances, of the following three executive officers: (i) Chief Executive Officer, (ii) Chief Operations Officer and (iii) Chief Financial Officer. Telmex has the right to appoint and remove the Chief Operations Officer. Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of our common stock owned by parties to the new shareholders’ agreements.

     Business covenants. Under the new shareholders’ agreements and subject to certain ownership requirements, Telmex will agree not to, and not to cause a related party to, own, conduct or participate in the management of any free broadcasting or pay-television distribution platform (other than ours and except under certain circumstances) or contents production businesses (other than those specified in the new shareholders’ agreements) in Brazil.

     Term. The new shareholders’ agreements shall be valid and effective so long as each of Globo and Telmex owns (including through GB according to a formula incorporating adjusted interest), directly or indirectly, at least 153,759,717 of our common shares, irrespective of the percentage ownership represented by such common shares.

     Other. Under certain circumstances, Globo may exchange our common shares or its GB shares for preferred shares issued by us. In the case of an exchange of our common shares, the ratio for exchange will be one common share to one preferred share. In the case of an exchange of GB shares, the number of preferred shares to be delivered to Globo will be determined according to a formula incorporating adjusted interest. In either type of exchange, all shareholders party to the new shareholders’ agreements are required to waive their rights of first refusal and tag-along rights, as the case may be.

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

Material Transactions with Affiliates

    Net Brasil Programming Agreement

     Prior to June 27, 2004, Net Brasil acted as our intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil, which constitutes approximately two-thirds of our overall programming costs. We obtain directly, for our own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one-third of our programming costs. On June 27, 2004 we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination.

     Although with respect to such programming Net Brasil provides us with exclusive cable-television rights in our licensed areas, it also provides programming to Sky Brasil, a satellite-television provider that competes directly with us and in which Globopar owns a significant interest. In addition, much of the programming that we purchase through Net Brasil is produced by Globosat Programadora Ltda., or Globosat, which is wholly-owned by Globopar, and its affiliates.

     We pay Net Brasil a fixed amount equal to R$100,000 (US$37,673) per month, adjusted by the Consumer Price Index. For each month of 2004 subsequent to our entering into the amended and restated programming agreement, we also paid to Net Brasil an additional monthly fee of R$24,000 (US$9,042) for the administration of existing international content agreements. This latter fee decreases in the coming years to R$16,000 (US$6,028) per month in 2005, R$3,000 (US$1,130) per month in 2006 and R$1,500 (US$565) per month in 2007. We will cease paying the additional monthly fee for the administration of existing international content agreements once all international agreements have been assigned to us or upon their expiration, whichever occurs first. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement.

     Since July 8, 2004, Net Brasil has been wholly-owned by Distel, a wholly-owned subsidiary of Globopar. Prior to July 8, 2004, Net Brasil was owned 60% by Distel and 40% by us. We transferred our 40% interest in Net Brasil to Distel for a nominal amount.

     The new shareholders’ agreement between Globo, Latam and GB, and Telmex, as an intervening party, provides that our board of directors must approve alterations in certain of our programming arrangements and transactions with affiliates. Furthermore, if Globo and Telmex are entitled to elect at least one member to our board of directors, any alterations in these same programming arrangements and transactions with affiliates must also be approved by such directors. See “—New Shareholders’ Agreements.”

     Pursuant to our past and present programming agreements with Net Brasil, we paid Net Brasil US$52.0 million in 2004. Included in this amount is a broker commission paid to Net Brasil in the amount of US$1.5 million. We also made a payment of US$15.5 million to Globosat for programming during 2004.

     Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities.

     Programming Guide

     Our program guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globopar. In 2002, 2003 and 2004, we paid Editora US$6.5 million, US$5.1 million and US$4.8 million, respectively, for the publication of our program guide.

Financing Arrangements with Affiliates

     Protocol of Recapitalization

     During the third quarter of 2002, our major shareholders completed our recapitalization in the amount of approximately R$1.2 billion (US$452.1 million). The recapitalization included a Brazilian offering of common and preferred shares and an international placement of preferred shares. We issued an aggregate of 707,182,199 common shares and 1,040,584,048 preferred shares, at a price of R$0.70 per share, hence increasing our equity and reducing our debt.

     The recapitalization was implemented pursuant to an agreement called the Protocol of Recapitalization of Globo Cabo S.A., which was signed on April 10, 2002, and subsequently amended on April 30, 2002 and June 14, 2002, among Net Serviços and Globo, Romapar, Bradesplan, Bradespar, RBS and BNDESPar. Net Brasil signed the Protocol of Recapitalization as an intervening consenting party.

The recapitalization involved the following steps:
  BNDESPar delivered 1,000 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$139.6 million (US$52.6 million), as consideration for subscribing preferred shares at a price of R$0.70, the public offering price per share.

  Globopar delivered 553 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$78.8 million (US$29.7 million), as consideration for subscribing preferred shares at a price of R$0.70.

  Bradespar, through a subsidiary, delivered 130 of our convertible debentures due 2006 held by it, which represented a total principal amount of approximately R$18.3 million (US$6.9 million), as consideration for subscribing preferred shares at a price of R$0.70.

  Globopar converted advances for future capitalization, or AFACs, advanced in the first half of 2001 and the first half of 2002, and valued at R$393.2 million (US$148.1 million), into shares at a price of R$0.70. This did not result in new cash proceeds to Net Serviços since the funds represented by the AFACs were previously advanced by Globo.

  Bradesplan converted its loans to us, valued at R$79.5 million (US$30.0 million), into shares at a price of R$0.70. This did not result in new cash proceeds for Net Serviços.

  RBS converted its loans to us, valued at R$18.5 million (US$7.0 million), into shares at a price of R$0.70, the public offering price for a share, and also converted loans to us by RBS Interativa, an affiliate of RBS, valued at R$16.5 million (US$6.2 million), into shares at a price of R$0.70. This did not result in new cash proceeds for Net Serviços.

  BNDESPar and RBS and their affiliates purchased for cash shares at a price of R$0.70, for a total of R$174.7 million (US$65.8 million).

  Globopar converted all of the deferred programming fees owed to it by Net Serviços (approximately R$155.2 million (US$58.5 million)), into shares at a price of R$0.70. This did not result in new cash proceeds for Net Serviços.

  RBS satisfied R$2.2 million (US$0.8 million) of its total commitment by converting all of the deferred programming fees and services rendered fees owed to it by Net Serviços into shares at a price of R$0.70. This did not result in new cash proceeds to Net Serviços.

  In connection with the Brazilian offering, other holders of our convertible debentures due 2006 had the right to deliver or convert their convertible debentures as consideration for subscribing preferred shares at a price of R$0.70. Holders delivered 431 of such convertible debentures, representing a total principal amount of approximately R$60.8 million (US$22.9 million) and converted 522 such convertible debentures, representing a total principal amount of R$68.3 million (US$25.7 million).

  The public purchased for cash shares at a price of R$0.70, for a total of R$17.6 million (US$6.6 million).

      IFC facility

     Prior to May 3, 2004, loans under the IFC facility were guaranteed by Globopar. On May 3, 2004, Globopar, as guarantor under the IFC facility, paid all amounts owed by us to the IFC. As a result, Globopar became subrogated to the rights of the IFC and became our creditor under the IFC facility. The amounts owed to Globopar under the IFC facility represented US$31.1 million of the indebtedness used by Globopar to subscribe for our common shares in the restructuring. See “Item 4. Information on the Company—The Restructuring” for a description of the restructuring.

     Guarantees and pledges

     Several of our loan agreements involve guarantees and pledges between us and our shareholders, or among our shareholders. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Financing,” “—IFC facility” and “—Trade Financing and U.S. dollar-denominated bank loans.”

     Guarantees and pledges by our shareholders to support our or our subsidiaries’ obligations:

     Prior to May 3, 2004, loans under the IFC facility were guaranteed by Globopar. On May 3, 2004, Globopar, as guarantor under the IFC facility, paid all amounts owed by us to the IFC. As a result, Globopar became subrogated to the rights of the IFC and became our creditor under the IFC facility. The amounts owed to Globopar under the IFC facility represented a portion of the indebtedness used by Globopar to subscribe for our common shares.

     In connection with these guarantees and pledges, we paid an annual fee to Globopar and its affiliates equal to 2.0% of the total borrowings outstanding under the IFC facility. During 2003 and 2004, we did not make any payments that were due with respect to these guarantees and pledges. For 2004, the fees outstanding in connection with these guarantees and pledges totaled approximately US$419,800, approximately US$286,800 of which represented amounts owed during 2003. These amounts owed to Globopar represented a portion of the indebtedness used by Globopar to subscribe for our common shares in the restructuring.

     Guarantees and pledges by us or our subsidiaries to support our shareholders’ obligations:

     In connection with Globopar’s guarantee under the IFC facility, we had pledged to Globopar shares of our subsidiary Multicanal Telecomunicações S.A., based on the amount of borrowings outstanding at any time under the IFC facility and the size of Multicanal Telecomunicações’ subscriber base. Up until May 3, 2004, we had pledged to Globopar a total of 6,806,344,107 shares of Multicanal Telecomunicações S.A., representing 4.8% of Multicanal Telecomunicações S.A.’s total outstanding shares.

Globo/Bradesplan Share Transfer

     In July 2004, Globo entered into an exchange agreement with Bradesplan whereby Globo transferred a total of 130,511,010 shares of our preferred stock to Bradesplan and Bradesplan transferred a total of 130,511,010 shares of our common stock to Globo. In addition, Globo paid to Bradesplan R$0.119368117 per common share transferred by Bradesplan to Globo. As a result of this transaction, Bradesplan’s and Bradespar’s rights as party and intervening party, respectively, to our old shareholders’ agreement terminated.

Globo/RBS Share Transfer

     In November 2004, Globo entered into an exchange agreement with RBS whereby Globo agreed to transfer a total of 51,704,008 shares of our preferred stock to RBS and RBS agreed to transfer a total of 51,704,008 shares of our common stock to Globo. In addition, RBS granted to Globo preemptive rights with respect to 4,819,784 of our common shares. The transfer of shares closed on December 23, 2004. As a result of this transaction, RBS’s rights as party to our old shareholders’ agreement terminated.

Globo/BNDESPar Share Transfer

     In September 2004, BNDESPar agreed to sell to Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an inflation index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Globo and BNDESPar entered into an agreement governing the share transfer. On January 26, 2005, Globo agreed to exercise its right to acquire all such common shares, representing approximately 7.3% of our voting capital, at the total price of approximately R$54.7 million (US$20.6 million). This share transfer closed on February 1, 2005 at a price of R$0.91 per share. As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold certain of our preferred shares. In addition, in connection with the share transfer, Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to our preferred shares held by BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to request we undertake a public offering of such preferred shares in Brazil. See “—Major Shareholders.”

Telmex/Globo Share Transfer

     On February 1, 2005, Latam, a wholly-owned subsidiary of Telmex, purchased from Globo 60,138,289 of our common shares at a total price of approximately R$54.1 million (US$20.4 million).

Subscription Agreement

     On February 4, 2005, we, Telmex, Globo, and Romapar entered into a subscription agreement, whereby, through a private offering, Globo purchased our common shares and Telmex purchased our common and preferred shares. See “Item 4. Information on the Company—The Restructuring” for a description of the private offering.

Other Financing Arrangements

     We have entered into various financial transactions with entities affiliated with Banco Bradesco S.A., an affiliate of Bradesplan, relating to property insurance, employee health insurance and collection fees. We paid approximately US$5.0 million and US$4.5 million in connection with these financial transactions in 2003 and 2002, respectively, and US$4.5 million through July 2004, when Bradesplan ceased to be a shareholder in us.

ITEM 8. FINANCIAL INFORMATION

     Our audited consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are included elsewhere in this Form 20-F. There have been a number of significant changes with respect to our financial position since December 31, 2004, the date of the most recent financial statements included in this Form 20-F, as follows:

  We have finalized the restructuring of our debt.

  We recorded a net loss of approximately US$26.4 million for the three-month period ended March 31, 2005. We may continue to record net losses in the future.

     See “Item 4. Information on the Company—The Restructuring” for a discussion of our restructuring.

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

ITEM 9. THE OFFER AND LISTING

General

     The principal non-United States market for our preferred shares is the Bovespa. Until May 2, 2005, our preferred shares were traded on the Bovespa under the symbol “PLIM4.” Since May 2, 2005, our preferred shares have been traded on the Bovespa under the symbol “NETC4.” We changed the symbol from “PLIM4” to “NETC4” so that the shares are more readily identifiable with the Net Serviços name.

     In June 2002, we complied with the requirements of Corporate Governance Level 2, or Level 2, of the Bovespa. Level 2 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by the Brazilian legislation. The inclusion of an issuer in Level 2 signifies the issuer’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improve the quality of information we provide to the market.

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

	São Paulo Stock Exchange(1) R$ per preferred share		Nasdaq US$ per ADS

Year	High	Low	High	Low

2000	44.30	15.60	250.00	78.75
2001	24.40	5.60	125.00	19.20
2002	8.50	0.19	37.00	0.42
2003	1.27	0.25	4.36	0.65
2004	1.08	0.78	3.60	1.64

Quarter

1Q/03	0.53	0.25	1.90	0.65
2Q/03	0.43	0.27	1.72	0.80
3Q/03	0.74	0.28	2.55	0.87
4Q/03	1.27	0.58	4.36	1.86

1Q/04	1.01	0.65	3.60	1.95
2Q/04	0.91	0.60	3.18	1.90
3Q/04	0.71	0.52	2.28	1.67
4Q/04	0.65	0.49	2.51	1.64

1Q/05(2)	0.72	0.43	3.75	2.23

Month

December 2004	0.65	0.58	2.51	2.06
January 2005	0.72	0.61	2.57	2.23
February 2005	0.93	0.65	3.61	2.30
March 2005(2)	0.72	0.56	3.75	2.97
April 2005	0.73	0.53	3.96	2.12
May 2005	0.68	0.54	2.72	2.12
June 2005 (through
June 27)	0.67	0.56	2.68	2.23
____________________________
(1)	Reais per share reflected nominal price at trade date.
(2)	Reflects an adjustment of R$0.35 to account for the subscription price for preferred shares issued to our existing shareholders in the restructuring.

Trading Markets

Nasdaq National Market

     The primary market for our preferred shares held in the form of ADSs is the Nasdaq National Market. On March 31, 2005, there were 320,000 ADSs outstanding, representing 2.3% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by our major shareholders discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the Nasdaq National Market during 2004 was approximately US$88,000, or 35,000 ADSs.

Nasdaq National Market Exemptions

     Independent directors. Nasdaq granted us an exemption from its requirement that an issuer maintain a minimum number of independent directors on its board of directors. We are not required under our home country practices to have independent directors on our board of directors. The composition of our board of directors complies with the requirements of Brazilian corporate law and is consistent with that of other companies with shares listed on the Bovespa. We continue to rely on the exemption granted to us by Nasdaq.

     Audit committee composition. Nasdaq granted us an exemption from its requirement that an issuer maintain an audit committee on a permanent basis. We are not required under our home country practices to maintain an audit committee on a permanent basis, and we do not maintain such a committee. We continue to rely on the exemption granted to us by Nasdaq.

     Quorum. Nasdaq granted us an exemption from its requirement that the minimum quorum for a shareholders’ meeting be 33 1/3 % of the outstanding shares of an issuer’s common voting stock. We are required under our home country practices to have a minimum quorum for a shareholders’ meeting of 25% of the outstanding shares of our common voting stock on a first summoning of shareholders; there exists no minimum quorum requirement in the event a first summoning of shareholders does not elicit a quorum and a second summoning of shareholders is made. We follow these Brazilian corporate law quorum requirements. We continue to rely on the exemption granted to us by Nasdaq.

Brazilian Stock Exchanges

     In 2000, Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the Bovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2004, the Bovespa accounted for 100% of the trading volume of equity securities. The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members.

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

     In order to better control volatility, the Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the stock exchange falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of a clearinghouse, or Câmara Brasileira de Liquidação e Custódia S.A., which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver shares to the exchanges on the second business day following the trade date.

     Market Size. As of December 31, 2004, the aggregate market capitalization of all the companies listed on the Bovespa was equivalent to approximately US$340.9 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2004, we accounted for approximately 0.1% of the market capitalization of all listed companies on the Bovespa.

     Although at December 31, 2004 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and illiquid compared to major world markets. In 2004, the average daily trading value on the Bovespa was approximately US$460.0 million.

     Index. Net Serviços has been included as part of the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2004, the weighting of our preferred shares in the index was 1.9% as compared to our weighting of 2.01% on December 31, 2003. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

Level 2 of the Bovespa

     On December 11, 2000, the Bovespa launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the Novo Mercado of Bovespa. These listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under Brazilian corporate law.

     The inclusion of a company in any one of the segments implies the adherence to a series of corporate rules, known generally as good corporate governance practices. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations to shareholders.

     Our shares have been listed in Bovespa’s Special Corporate Governance Level 2, or Level 2, since June 2002. Pursuant to Level 2 requirements, we are required to adopt certain practices as part of our corporate structure. We have adopted such practices as follows:

     Preferred Shares with Voting Rights. In accordance with Level 2 rules, we have established, voting rights in relation to our preferred shares with respect to:

  our transformation, consolidation, merger or spin-off;

  valuation of assets used in increases in our capital;

  approval of certain specified agreements between us and our controlling shareholders or their affiliates;

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

     Tag-Along Rights. Upon the acquisition of a controlling interest in us, pursuant to Level 2 requirements, the purchaser must offer tag-along rights to the remaining shareholders in an amount equivalent to 100% of the price paid for each share in the controlling stake, in the case of holders of common shares, and at least 70% of the price paid for each share in the controlling stake, in the case of holders of preferred shares. Our by-laws require the purchaser to offer 100% of the price paid for each share in the controlling stake to holders of our common and preferred shares.

     Establishment of a single one year mandate for the entire board of directors. Level 2 requires that directors are reelected annually for one year terms. Our by-laws provide that our board of directors shall be composed of no fewer than nine and no more than twelve members elected at an annual general meeting of shareholders, each to serve for a one year term, with the option for reelection.

     Free float. Level 2 requires that at all times at least 25% of an issuer’s total capital stock is held by persons or entities other than those party to a shareholders’ agreement. As of July 2004, we have been in compliance with this requirement.

     Public offers of shares through mechanisms intending to favor capital dispersion and broader retail access. In any and all public distributions of stock, Level 2 requires us to exert our best efforts towards shareholding dispersion. Toward this end, we have adopted special procedures to ensure (i) access to all interested investors and (ii) allocation of at least 10% of the total distribution to individuals or non-institutional investors.

     Improvement in the quarterly information reports. In addition to the information to be included in quarterly information statements as required by law, Level 2 requires us to, and we do:

  present a consolidated balance sheet, a consolidated statement of results and a consolidated performance report, whenever we are required to submit year-end consolidated financial statements;

  disclose any direct or indirect ownership interest exceeding 5% of our voting capital;

  inform, on a consolidated basis, the quantity and class of those of our securities held, directly or indirectly, by our controlling shareholders, by members of our board of directors, by our executive officers and, to the extent we establish a Conselho Fiscal, by the members of such Conselho Fiscal;

  report any trades of securities held by our controlling shareholders, by members of our board of directors, by our executive officers and, to the extent we establish a Conselho Fiscal, by the members of such Conselho Fiscal within the immediately preceding twelve months;

  include, in explanatory notes, our cash flow statements; and

  disclose the quantity of our outstanding shares and the percentage expressed in relation to the total amount of shares issued.

     Furthermore, under Level 2, each fiscal quarter a quarterly information statement must be filed with CVM. The quarterly information statement must include a special revision report issued by an independent auditor duly registered with CVM, and in accordance with CVM regulations.

     Trading of securities and derivatives by senior managers, controlling shareholders. Pursuant to Level 2 requirements, our senior managers and controlling shareholders are obligated to report to Bovespa the volume and the class of our securities held by them, directly or indirectly, including any related derivatives. Any trades in securities and derivatives by such persons are reported in detail to Bovespa within ten days as of the last day of the month in which such trade occurs.

     Self-regulatory procedures. We have an internal self-regulatory management committee that adopts internal policies with respect to trading in our securities and related derivatives. This committee has passed the following resolutions:

  from one month before the end of each fiscal year until the publication of the notice to shareholders regarding the availability of our financial statements for such year, our senior managers and controlling shareholders are obligated to abstain from trading in our securities and related derivatives;

  following a decision to raise capital, distribute dividends to shareholders, distribute bonuses in stocks and/or related derivatives or adopt a share split, until the publication of the notice announcing such decision, our senior managers and controlling shareholders are obligated to abstain from trading in our securities and related derivatives;

  our senior managers and controlling shareholders are obligated to periodically inform Bovespa and us of their plan to trade in our securities and related derivatives, and if such plan changes, they are required to notify Bovespa and us of the change.

     Shareholder agreement, stock option program and contracts with the same economic group. Upon the filing of a new shareholders’ agreement with us, Level 2 mandates that within five days of such filing we notify Bovespa of the filing. Similarly, a copy of all option plans for our employees and administrators are also to be filed with Level 2 within five days, and we are to notify Bovespa of the filing.

     In addition, whenever a single contract or a series of related contracts within any twelve month period, between ourselves and a subsidiary, senior manager or controlling shareholder, involves an amount equal to or greater than R$200,000 (US$75,347) or involves an amount equal to or greater than 1% of our net worth, we are required to notify Bovespa of this fact and make a public disclosure of such contract or series of contracts.

     Resolution of corporate conflicts through arbitration. Under Level 2, we, our controlling shareholders, senior managers and, to the extent we establish a Conselho Fiscal, the members of such Conselho Fiscal are required to refer to arbitration any and all disputes or controversies arising out of the listing segment rules, CVM rules, Central Bank rules, National Monetary Council Rules or any other corporate matters.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are principally governed by (i) Law No. 6,385, of December 7, 1976, and Law No. 6,404, of December 15, 1976, which together, as amended and supplemented, comprise Brazilian corporate law and (ii) regulations issued by (x) the Brazilian securities commission, which has regulatory authority over the stock exchanges and securities markets, generally, (y) the National Monetary Council and (z) the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Such regulations, among others, relate in part to disclosure requirements applicable to issuers of publicly traded securities, the protection of minority shareholders and criminal penalties for insider trading and market manipulation. They also provide for the licensing and oversight of brokerage firms and the governance of the Brazilian stock exchanges.

     Under the Brazilian corporate law, a company is either companhia aberta, or public, as we are, or companhia fechada, or closely held. All public companies, including us, are registered with the Brazilian securities commission and are subject to certain reporting requirements. A company registered with the Brazilian securities commission may have its securities trade on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our preferred shares are listed and traded on the Bovespa and may be traded privately, subject to some limitations.

     In anticipation of a material announcement, issuers have the option to request that trading in their securities on the Bovespa be suspended. Trading may also be suspended at the discretion of the Bovespa or the Brazilian securities commission due to, among other things, a belief that an issuer has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the Bovespa or the Brazilian securities commission.

     The Brazilian over-the-counter market consists of direct trades between individuals wherein a financial institution registered with the Brazilian securities commission serves as an intermediary. No special application, other than registration with the Brazilian securities commission, is necessary for securities of a public company to be traded in this market. The Brazilian securities commission requires it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

     Trading on the Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. To remit U.S. dollars abroad for the payment of dividends, other cash distributions or upon the disposition of shares and sales proceeds, the Brazilian custodian for the preferred shares which underlie our ADSs must, on behalf of the depositary for the ADSs, register with the Central Bank. In the event that a holder of ADSs exchanges ADSs for preferred shares, the holder will be entitled to continue to rely on the custodian’s registration for five business days after such exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of their preferred shares, or distributions relating to the preferred shares, unless the holder obtains their own registration.

     Trading in Brazilian securities markets is not as highly regulated or supervised as it is in the United States and some other markets. Brazilian securities market laws and regulations prohibit market manipulation and insider trading, and it requires a company’s insiders, including directors, officers and major shareholders, as defined under Brazilian corporate law, to disclose all of their transactions in a given issuer’s securities. Brazilian corporate law also prohibits an issuer from trading in its own shares, subject to very limited exceptions. The enforcement of these legal provisions and the supervision of trading markets, however, are not as well developed as they are in the United States.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization, Register and Entry Number

     We are a publicly held corporation registered with CVM and organized under the laws of the Federative Republic of Brazil. We are registered in the commercial registry of the State of São Paulo under the entry number 35.300.177.240 and in the Taxpayers’ General Registry of the Ministry of Finance under registration number 00.108.786/0001 -65.

     Our constituent document is our Estatuto Social, which we refer to in this Form 20-F as our by-laws.

Object and Purpose

     Our corporate object and purpose, described in Article Three of our by-laws, are those of a holding company. Our operating subsidiaries have as their corporate purpose the distribution of our pay-television and other value-added services to subscribers; the provision of telecommunication services; the distribution of signals of any kind, through local cable networks; and the dissemination of information on local channels. We also provide our operating subsidiaries with administrative, financial and consulting support. We may, without restriction, acquire or hold quotas or shares in other companies which carry on activities similar to ours and to those of our subsidiaries, or which engage in trade commerce and representation.

Voting Rights Relating to Our Common and Preferred Shares

     Each holder of our common shares is entitled to one vote per common share at our general shareholders’ meetings; each holder of our preferred shares is entitled to one vote per preferred share at our general shareholders’ meetings exclusively on the following corporate resolutions in accordance with Bovespa’s Corporate Governance Listing Rules for Level 2:

  our transformation, consolidation, merger or spin-off;

  valuation of assets used in increases in our capital;

  approval of certain specified agreements between us and our controlling shareholders or their affiliates;

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

     According to Article 111 of the Brazilian corporate law, if a company is required but fails to pay dividends for three consecutive years, the preferred shares acquire voting rights. However, since our preferred shares do not have rights to fixed or minimum dividends, Article 111 is not applicable to us.

     According to the Brazilian corporate law, the resolutions of a general shareholders’ meeting shall be passed by a simple majority of those present. Nevertheless, according to Brazilian corporate law, the approval of shareholders representing at least one-half of our outstanding voting shares shall be necessary for a resolution which:

  creates preferred shares or increases an existing class of shares without maintaining its ratio to the other classes of shares;

  alters a preference, a privilege or a condition of redemption or amortization conferred upon one or more classes of preferred shares, or creates a new, more favored class;

  reduces a compulsory dividend;

  merges the corporation with another corporation or consolidates the corporation;

  participates in a group of corporations;

  changes the corporate purpose;

  terminates a state of liquidation of the corporation;

  creates founders’ shares;

  spins-off the corporation; or

  dissolves the corporation.

     Shareholders participating in a general shareholders’ meeting have the powers to decide the following:

  the grant of guaranties and other security in favor of third parties;

  cancellation of our registration as a public company;

  cancellation of our registration for trading of shares on Level 2 of the Bovespa; and

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares.

     According to Brazilian corporate law, any shareholder, with or without a right to vote, may attend a general meeting and take part in the discussion of matters submitted for consideration. Generally, apart from the exceptions provided by law, a general meeting shall be opened on first call with the presence of shareholders representing at least one-quarter of the voting capital; on the second call, it shall be opened with the presence of any number of shareholders.

     Each of our ADSs represents ten preferred shares. Since voting rights are restricted on our preferred shares, the holders of ADSs are only entitled to vote at our shareholders’ meetings on the corporate resolutions discussed above.

Conversion Rights

     Under Brazilian corporate law, the conversion of a class of shares into another class of shares must be expressly authorized in the by-laws of the company. Our by-laws do not contain any such provisions, and therefore unless a shareholders’ meeting expressly approves the amendment of the bylaws, our common shares cannot be converted into preferred shares and our preferred shares cannot be converted into common shares.

Preemptive Rights

     Under Brazilian corporate law, upon the issuance of new common or preferred shares, as the case may be, or securities convertible into shares, all existing shareholders of a particular class have the right to subscribe for new shares of the same class, in proportion to the shares they already own. If, in effecting such preemptive rights, an insufficient amount of new shares exist to assure that all existing shareholders of a certain class are able to exercise their full preemptive rights, the rights may be extended on a pro rata basis to another class of shares so as to enable all existing shareholders who wish to exercise their preemptive rights to do so. Preemptive rights are freely transferable. A minimum period of 30 days following the publication of a notice of a capital increase new share issuance must be allowed for the exercise of preemptive rights. Brazilian corporate law and our by-laws authorize us to issue shares, or securities convertible into shares, without preemptive rights so long as such shares are sold on a stock exchange, through public subscription or by an exchange of shares in a public tender offer.

     In the event of a new share issuance, holders of ADSs have preemptive rights to the extent described above. However, holders of ADSs may not be able to exercise their preemptive rights relating to the preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

     In addition, our new shareholders’ agreements establish certain rules in relation to preemptive rights among our major shareholders. See “Item 7. Major Shareholders and Related Party Transactions——New Shareholders’ Agreements.”

Liquidation Rights

     In the event of our liquidation, our common and preferred shares have pro rata rights to share in our assets. Preferred shares, however, have priority over common shares in the distribution of capital.

Redemption Provision

     Our by-laws do not contain a redemption provision. However, our shareholders, acting at a general shareholders’ meeting, may elect to effect a redemption of our outstanding shares.

Rights of Withdrawal

     Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw his or her equity interest from a company in exchange for payment for such shares by the company. In our case, this right of withdrawal may be exercised by dissenting shareholders in the event that at least half of all holders of our outstanding voting shares authorize us to:

  create new preferred shares or increase the amount of preferred shares already existing without maintaining such existing preferred shares’ ratio to the other classes of existing shares, unless otherwise provided by our by-laws;

  reduce the mandatory distribution of dividends;

  change our corporate purpose;

  merge with another company or consolidate with another company subject to the conditions set forth under Brazilian corporate law;

  transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, known as an incorporação de ações;

  participate in a centralized group of companies as defined under Brazilian corporate law and subject to the conditions set forth therein;

  alter a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or create a new, more favored class; or

  spin-off.

     The right of withdrawal lapses 30 days after the publication of the minutes of the shareholders’ meeting that approved the corporate actions described above. We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability. With respect to the first and seventh bullet points above, only shareholders affected by such actions have the right to withdraw from the corporation. In addition, shareholders may only exercise the rights of withdrawal with respect to the fourth and seventh bullet points above if such shares are not part of the Ibovespa or any other stock exchange index and if less than 50% of the shares issued by the company are outstanding. Our preferred shares are included in the Ibovespa.

     This right of withdrawal may also be exercised in the event that the entity resulting from a merger, consolidation or spin-off of us fails then itself to become a listed company within 120 days of the shareholders’ meeting at which such decision to merge, consolidate or spin-off, as the case may be, was made.

Changes in Rights of Shareholders

     Under Brazilian corporate law, the rights of our shareholders may only be changed by a shareholder resolution amending our by-laws. A resolution to amend the by-laws requires the approval of an absolute majority of votes cast at a shareholders’ meeting. A quorum of not less than two-thirds of the share capital entitled to vote must be present. If the quorum requirement is not met at the initial meeting, the resolution may be approved at a later date by the majority of any number of holders of voting shares present at a second call of the shareholders’ meeting.

Shareholders’ Meetings

     Shareholders’ meetings are typically held at our principal office. Shareholders’ meetings are called by publication of a notice in the Diário Oficial, the Brazilian official gazette, and in the Brazilian newspaper Valor Econômico. Our annual shareholders’ meeting must be held during the first four months after the closing of the fiscal year and must be convened on not less than fifteen days’ notice. At the annual shareholders’ meeting, the annual accounts, including a report on our activities during the previous year and our financial statements, are presented to the shareholders for examination, discussion and approval. Brazilian corporate law and our by-laws require that if the board of directors fails to call a shareholders’ meeting within eight days after the receipt of a legitimate request for such a meeting, an extraordinary meeting may be called upon the request of the audit committee (if any) or shareholders holding at least 5% of our share capital. If the board of directors fails to call a shareholders’ meeting within 60 days after the receipt of a legitimate request for such a meeting, any shareholder may call an extraordinary meeting.

     Pursuant to our new shareholders’ agreements, our major shareholders are required to vote in accordance with voting decisions made in previous meetings. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

     In accordance with Article 126 of the Brazilian corporate law only shareholders of Net Serviços and attorneys-in-fact of such shareholders may attend a shareholders’ meeting. Attorneys-in-fact must (1) have a power-of-attorney issued at maximum a year before the date of the shareholders’ meeting and (2) be (i) a shareholder of Net Serviços; or (ii) a lawyer or a business administrator of a Net Serviços shareholder.

Transfer of Shares; Limitations on Shareholdings

     There are no restrictions on the transferability of our common shares, except as provided under applicable law, in our by-laws or in our new shareholders’ agreements. CVM has issued rules providing that whenever a controlling shareholder makes a purchase of any class of shares (or securities convertible into shares) that results in an increase (or a potential increase) by at least 5% of a company’s share capital, the controlling shareholder must immediately provide notice of such purchase to CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

     Current CVM regulations require that the controlling shareholder must effect a public offer whenever it purchases shares representing more than one-third of the total capital stock of a company, if such acquisition of shares was not already effected through a public offering.

     Under the Brazilian telecommunications regulatory framework, only private legal entities headquartered in Brazil and controlled as to 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than ten years are eligible to receive a license from Anatel to operate cable television systems in Brazil. Therefore, presently, it is not legally possible for a person or a legal entity other than those mentioned to acquire control of Net Serviços. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of this law in relation to Telmex’s investment in us.

Change of Control Provisions

     According to the Corporate Governance Listing Rules for Level 2 of the Bovespa, in the event of an acquisition of a controlling interest in us, the purchaser must offer tag-along rights to all of our remaining shareholders in an amount equal to, in the case of holders of common shares, 100% of the price paid for each share of the controlling stake and, in the case of holders of preferred shares, at least 70% of the price paid for each share of the controlling stake. Our by-laws, however, as allowed by Level 2, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

     CVM also requires that whenever a publicly held company experiences a change of control, the new controlling shareholder must immediately disclose the transaction to CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

Capitalization

     As of December 31, 2004, our corporate capital amounted to R$2.7 billion, of which R$12.9 has not been paid in. As of December 31, 2004, our corporate capital consisted of 828,371,343 common shares and 1,198,784,187 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$5,000,000,000.00. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

     As of March 31, 2005, our corporate capital amounted to R$3.1 billion, of which R$12.9 million has not been paid-in. As of March 31, 2005, our corporate capital consisted of 1,564,073,369 common shares and 1,380,400,567 preferred shares.

Changes to Brazilian Corporate Law and Rules enacted by CVM

     On October 31, 2001, Law No. 10,303 was passed by the Brazilian legislature amending Brazilian corporate law. Throughout 2001 and 2002, CVM also enacted new rules affecting Brazilian companies. As a result, companies are now required to, and we, adhere to the following:

  disputes among shareholders are subject to arbitration if so provided by the by-laws of the company. Our by-laws provide that disputes arising or related to (i) our by-laws, (ii) rules enacted by CVM, Bovespa, the Brazilian Central Bank or the National Monetary Council, (iii) rules applicable to the Brazilian capital markets or (iv) Brazilian corporate law are subject to arbitration which shall occur in accordance with the Market Arbitration Chamber Created by Bovespa;

  upon a delisting or a substantial reduction in the liquidity of shares resulting from the purchase by controlling shareholders, a company must engage in a tender offer for all outstanding shares, at a purchase price equal to the fair market value for such shares. If less than 5% of all shares issued by the company are outstanding after the expiration of such tender offer, minority shareholders may decide at a general meeting to redeem those shares for the offering price;
  non-controlling shareholders representing at least 15% of voting shares will have the right to elect by separate vote one member of the board of directors;

  non-voting, non-controlling shareholders representing at least 10% of the total capital shares will have the right to elect by separate vote one member of the board of directors;

  in the event of a sale of control, the purchaser must offer tag-along rights to all remaining holders of common shares in an amount equal to at least 80% of the price paid for each share of the controlling stake. Our by-laws, as allowed under Brazilian corporate law, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake;

  shareholders are entitled to effect a spin-off only if the spin-off reflects a change in the company’s corporate purpose, a reduction in mandatory dividends or the participation by the company in a centralized group of companies;

  controlling shareholders, the shareholders that elect members to the board of directors and audit committee, if any, the members of the board of directors and audit committee, if any, and executive officers are required to disclose any purchase or sale of a company’s shares to CVM and Bovespa;

  the chairman of any shareholders’ meeting or board of directors or executive officers’ meeting is entitled to enforce the voting provisions of any shareholders’ agreement which has been duly filed with the company; and

  the first and second calls for shareholders’ meetings must be made fifteen and eight days, respectively, before such meeting, except that the Brazilian securities commission may also require the first call 30 days before a shareholders’ meeting.
Material Contracts

Shareholders Agreement

     Our major shareholders are party to two shareholders’ agreements with respect to their ownership of our shares. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements” for additional details about the shareholders’ agreements.

Net Brasil Programming Agreement

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil. Since July 8, 2004, Net Brasil has been wholly-owned by Distel, a wholly-owned subsidiary of Globopar. Prior to July 8, 2004, Net Brasil was owned 60% by Distel and 40% by us.

     Prior to June 27, 2004, Net Brasil acted as our intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from

Brazilian sources through Net Brasil, which constitutes approximately two-thirds of our overall programming costs. We obtain directly, for our own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one-third of our programming costs. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

Exchange Controls

     There are two exchange markets in Brazil, both supervised by the Central Bank as follows:

  the free-rate exchange market, also known as the commercial/financial exchange market, which is reserved mainly for foreign trade dealings, foreign investments and foreign currency financing operations that have obtained Central Bank approval; and

  the floating-rate exchange market, also known as the tourism exchange market, which focuses on tourism services and certain other transactions.

     Most trade and financial foreign exchange transactions are carried out on the commercial/ financial exchange market. Such transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares acquired through an investment mechanism set forth in Resolution 2,689 of the Brazilian National Monetary Counsel, as amended.

     Foreign currencies may only be purchased through a Brazilian bank authorized to operate in one of the two exchange markets. In both the commercial/ financial exchange market and the tourism exchange market, exchange rates are freely negotiated, but the Central Bank may act in either market through dealers to influence the rates, pursuant to its exchange and monetary duties and policies.

     Since February 1, 1995, the commercial/financial exchange market and the tourism exchange market have maintained the same exchange rates. There is no guarantee, however, that the exchange rates will continue to be the same in the future. In 1999, the Central Bank unified the operational limits applicable to both markets. However, despite the convergence in pricing and liquidity of both markets, each market continues to be subject to different regulations.

     Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2002 through December 31, 2002, the real depreciated by approximately 53.2% . From January 1, 2003 through December 31, 2003, the real appreciated by approximately 18.0%. From January 1, 2004 through December 31, 2004, the real appreciated by approximately 8.1%, and at March 31, 2005, the commercial selling rate was R$2.6662 per US$1.00.

     It is not possible to predict whether the exchange markets will continue their volatility, whether the Central Bank will continue to let the real float freely, nor whether the real will remain at its present level as compared to the U.S. dollar. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a currency band system in the future and/or the real could devalue substantially.

Dividend Policy

General

     Due to our history of operating losses, we have never paid cash dividends on the preferred shares or ADSs. We are a holding company and our ability to obtain funds for the payment of cash dividends depends entirely on our ability to obtain funds from our subsidiaries and investees. In addition, several of our debt agreements limit our ability to pay dividends.

     Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as our self, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

     We have never reported adjusted net profits and consequently have never paid the mandatory distribution. We do not anticipate reporting adjusted net profits in the near-term. We intend to retain any profits in excess of any mandatory distribution in a supplementary reserve for use in the operation and expansion of our business, and therefore we do not anticipate paying any dividends in excess of any mandatory distribution for the foreseeable future.

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

     We have not paid dividends to our shareholders in the past, nor do we expect to pay dividends in the foreseeable future.

Dividends on Our Common Shares and Our Preferred Shares

     In accordance with Brazilian corporate law, our common and preferred shares each carry the right to receive mandatory dividends. The preferred shares carry the right to receive in cash a dividend amount of 10% or more over the dividend amount available for distribution on the common shares. In addition, in the event of our liquidation, preferred shares have priority over common shares in the distribution of capital.

     In the event that we pay dividends to our shareholders in the future, the owner of our shares on the record date, as identified in our shareholder registry, will be the holder entitled to receive the payment.

Amounts Available for Distribution

     At each annual general shareholders’ meeting, shareholders must determine how to allocate net profits from the preceding fiscal year. The board of directors must then approve the decision of the shareholders. For purposes of Brazilian corporate law, net profits are defined as net income after payment of income taxes and social contribution taxes for a given fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and managements’ participation in the profits. In accordance with Brazilian corporate law and our by-laws, the amount available for dividend distribution is equal to our net profits less any amounts allocated from such net profits to:

  the legal reserve;

  a contingency reserve for anticipated losses; and

  an unrealized revenue reserve.

     We are required to maintain a legal reserve, to which we must allocate each fiscal year 5% of net profits for such year until the amount reserved equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2004, our legal reserve had a zero balance.

     Brazilian corporate law also provides for two additional discretionary allocations of net profits subject to approval by the shareholders at the annual general meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses deemed probable in future years. Any amount so allocated in a prior year must be (i) reversed, if the loss does not occur, in the fiscal year in which the loss was anticipated or (ii) written-off, if the anticipated loss occurs.

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

     With respect to unrealized revenue reserve, effective as of March 5, 2002, the amount of mandatory dividend exceeding the amount of the realized net profits in a given fiscal year may be allocated in an unrealized revenue reserve. Under Brazilian corporate law, realized revenues shall be the amount exceeding the sum of:

  the net positive result of equity adjustments; and

  profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

     Under Brazilian corporate law, the by-laws of any company may authorize the creation of a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to a discretionary reserve must also indicate the purpose of the reserve and the criteria for allocation of, and the maximum amount of, the reserve. Our by-laws require that, after the creation of a reserve as provided under Brazilian corporate law and the distribution of the applicable dividends, the remaining balance shall, upon a proposal submitted by the board of directors and approved by the shareholders in a general meeting, be allocated to a supplementary reserve so as to support the existence of working capital and for future capital appropriations. The amount of such supplementary reserve shall not exceed the capital of Net Serviços.

     The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced, as the case may be, as a result of allocations of revenue to or from the unrealized reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian corporate law.

At December 31, 2004, we had no investment reserve.

Mandatory Distribution

     Brazilian corporate law generally requires that the by-laws of a Brazilian company specify for each fiscal year a minimum percentage of net income available for distribution, in the form of dividends, by such company to shareholders. Under our by-laws, such mandatory distribution has been fixed as an amount equal to not less than 25% of net income, to the extent that such amounts are available for distribution. See “—General,” above.

     Under Brazilian corporate law, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Brazilian corporate law, however, permits publicly held companies, such as our self, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

Payment of Dividends

     Brazilian corporate law and our by-laws require us to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, shareholders must decide whether or not to we pay an annual dividend. The decision as to whether to pay an annual dividend is based on the financial statements for the relevant fiscal year. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date the dividend is declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend is declared. A shareholder has a three-year period from the dividend payment date to claim unpaid dividends in respect of his or her shares.

     Our by-laws permit us, upon the approval of our board of directors, to pay interim dividends out of pre-existing and accumulated profits for the preceding fiscal year or preceding two fiscal quarters.

     In general, shareholders who are not residents of Brazil must register their Brazilian investments with the Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their foreign investments outside of Brazil. The preferred shares underlying the ADSs are held by Morgan Guaranty Trust Company of New York, also known as the custodian, as agent for the depositary and J.P. Morgan Chase Bank is the registered owner of our preferred shares. The depositary electronically registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to those shares eligible to be remitted outside Brazil.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends based on profits generated prior to December 31, 1995.

     According to Brazilian corporate law, preferred shares without voting rights acquire such a right if, during a period provided for in a company’s by-laws (which must not exceed three consecutive fiscal years), such company fails to pay the fixed or minimum dividend to which the preferred shares are entitled. Such voting right shall continue until payment has been made if the dividend is not cumulative, or until all cumulative dividends in arrears have been paid. Pursuant to our by-laws, our preferred shares are not entitled to fixed or minimum dividends; thus, they will not acquire voting rights if we fail to pay dividends.

     We have not paid dividends to our shareholders in the past, nor do we expect to pay dividends in the foreseeable future.

Record of Dividend Payments and Interest Attributed to Shareholders’ Equity

     Law No. 9,249, dated December 26, 1995, as amended, provides for the distribution of interest attributed to shareholders’ equity as an alternative form of dividend payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, a long-term interest rate that includes an inflation factor reset quarterly. Companies may treat such payments as a deductible expense for corporate income tax and social contribution purposes but the deduction may not exceed the greater of:

  50% of net income for the period in respect of which the payment is made (net income does not include the distribution or income tax deductions); or

  50% of retained earnings.

     Under Brazilian corporate law, dividend distributions are generally not deductible. However, a Brazilian company may elect to treat dividend distributions as “Interest Distributions,” in which case such distributions will be deductible, subject to certain limitations. Any payment of interest on shareholders’ equity to holders of ADSs or preferred shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15% or 25% if the beneficiary is a resident in a tax haven. We have not made any such payments of interest to-date.

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

     Taxation of Dividends. In general, dividends paid by us to non-Brazilian holders or the depositary in respect of the preferred shares underlying the ADSs out of profits generated on or after January 1, 1996 will not be subject to withholding income tax in Brazil. However, dividends paid from profits generated on or before December 31, 1995 may be subject to Brazilian withholding tax at varying rates.

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

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of assets located in Brazil, including preferred shares, are subject to Brazilian tax as of February 2004. Gains are subject to a 15% withholding tax rate, unless such Non-Brazilian holder is located in a low tax jurisdiction (a “Low Tax Jurisdiction”), as defined by Brazilian law, in which case the applicable rate would be 25%. A low-tax jurisdiction is defined as a jurisdiction which does not tax income or which has an income tax rate lower than 20%. Brazilian tax authorities regularly issues a list of jurisdictions which are considered low-tax jurisdictions.

     We understand that ADSs are not assets located in Brazil for the purposes of the abovementioned tax. However, we are unable to predict whether Brazilian courts would concur with our understanding that ADSs are not assets located in Brazil. To date there is no judicial or administrative precedent on this specific matter.

     Neither the deposit of preferred shares in exchange for ADSs (provided that the preferred shares are registered under Resolution No. 2,689 and the investor is not located in a Low Tax Jurisdiction) nor the withdrawal of preferred shares upon the cancellation of ADSs are subject to Brazilian tax.

     Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents, if in accordance with the requirements of Resolution No. 2,689, are exempted from withholding income tax in Brazil, unless the foreign investor is located in a Low Tax Jurisdiction, in which case the foreign investor will be subject to the same general taxation rules applicable to Brazilian residents.

     Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made in a Brazilian stock exchange by an investor that is not located in a Low Tax Jurisdiction and the proceeds are remitted abroad within five business days after cancellation.

     Any gains realized by a non-Brazilian resident upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%, except for gains realized by a non-Brazilian resident located in a Low Tax Jurisdiction, in which case such gain will be subject to tax at a rate of 25%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as a direct investment, in accordance with law 4,131/62, with the Brazilian Central Bank is calculated on the basis of the foreign currency amount registered with the Brazilian Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares will be maintained.

     Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our preferred shares will be treated differently for Brazilian tax purposes depending on whether (i) the sale or assignment is made by the depositary or by the shareholder and (ii) the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 20%.

     Interest on Capital Distributions. Dividend distributions are generally not deductible by Net Serviços under Brazilian law. However, Brazilian corporations may make payments to shareholders characterized as interest on capital, or interest on capital distributions as an alternative form of making dividend distributions, in which case such a distribution will be deductible for Brazilian corporate income tax purposes, subject to certain limitations. Our charter does not presently contemplate the payment of interest on capital distributions to shareholders. If we were to make such an interest on capital distribution, non-Brazilian holders would incur a 15% withholding income tax with respect to such a distribution. Such withholding would be increased to a rate of 25% for any non-Brazilian holders that are residents of a Low Tax Jurisdiction.

     Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs or preferred shares by a non-Brazilian holder except that certain Brazilian states may impose such taxes in the case of recipients of gifts or inheritances who are domiciliaries or residents of such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of ADSs or preferred shares. Financial transfers are taxed by the Temporary Contribution Over Financial Transactions, or CPMF, at the rate of 0.38% on the amount of the bank account withdrawal. Transactions conducted through the Brazilian stock exchanges in special checking accounts opened for the sole purpose to enable foreign investors to carry out transactions in a Brazilian stock exchange are exempt from the CPMF tax.

     Taxation of Foreign Exchange Transactions. The conversion by a non-Brazilian holder of Brazilian currency into non-Brazilian currency is subject to a tax on exchange transactions known as IOF/Câmbio. The rate of this tax is currently zero, but the rate may be increased by the Minister of Finance to as high as 25%.

     Taxation on Bonds and Securities Transactions. IOF/Títulos may be imposed upon the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the Bovespa. The rate of this tax is currently zero but may be increased at the discretion of executive branch.

Documents on Display

     Statements contained in this Form 20-F as to the contents of any contract or other document filed as an exhibit to this Form 20-F summarize their material terms, but are not necessarily complete. We are also subject to the informational reporting requirements of the Exchange Act, which requires that we file periodic reports and other information with the Securities and Exchange Commission, or the Commission. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but file reports in relation to material events on Form 6-K.

     Our reports and other information filed by us with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a website www.sec.gov where those documents electronically filed with the Commission may be found.

     We furnish JPMorgan Chase Bank, as the depositary of ADSs, annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Brazilian GAAP. We also furnish the depositary six-month reports in English which include audited semi-annual consolidated financial information prepared under Brazilian GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

     We are exposed to various market risks, primarily related to foreign exchange rates. Market risk is the potential loss arising from adverse changes in the market rates and prices, such as foreign currency exchange rates and interest rates.

     Given the current state of the Brazilian currency market, Net Serviços does not attempt to hedge this risk over the medium or long term.

Foreign Exchange Risk

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.

     A substantial portion of our indebtedness and capital expenditures, including network equipment costs, is denominated in or indexed to the U.S. dollar. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations, as well as our ability to meet our debt service obligations.

     The table below provides information about our debt obligation. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates.

As of March 31, 2005

(in millions)

Debt denominated in U.S. dollars	US$ 123.6
Debt denominated in reais	295.1

Total short-term and long-term debt	US$ 418.7

     See also “Item 10. Additional Information—Exchange Controls.”

Interest Rate Risk

     We have mitigated our exposure to interest rate volatility partly through the issuance of indebtedness that has fixed rates of interest. We also attempt to reduce interest rate risk by employing established policies and procedures to manage our exposure to interest rate fluctuations. Nevertheless, we continue to remain exposed to interest rate volatility with respect to any future debt issuances.

     The percentages and amounts of our debt subject to fixed and floating interest rates as of March 31, 2005 were as follows:

	Percentage of total debt	Amount in US$ millions

Floating rate debt:
Denominated in U.S. dollars	2.2%	US$ 9.4
Denominated in reais	70.5%	295.1

Fixed rate debt:
Denominated in U.S. dollars	27.3%	114.2
Total	100%	US$ 418.7

     Our floating interest rate exposure is primarily subject to the variations of: (i) LIBOR, with respect to the U.S. dollar-denominated floating rate notes; and (ii) CDI, with respect to the majority of our outstanding local currency denominated debt.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     On March 22, 2005, we consummated the restructuring of 98% of our outstanding indebtedness. See “Item 4. Information on the Company—The Restructuring.” Up until March 22, 2005, we had not made scheduled principal and interest payments on our then outstanding debt since prior to December 2002. Our non-payment of such scheduled principal and interest payments constituted an event of default under these debt facilities and instruments, which permitted, subject to applicable procedural requirements, our lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments.

     As of June 27, 2005, creditors representing US$310,000 of our aggregate principal amount of debt at March 22, 2005, chose to not participate in the restructuring. Those that did not participate hold debt not tendered in the restructuring, or holdout debt, and the terms of our debt instruments issued in connection with our restructuring violate certain terms of this holdout debt. Furthermore, we are in default with respect to this holdout debt, and we will remain in default unless and until we pay all amounts outstanding under the holdout debt. These creditors that did not elect to participate in the restructuring could seek to accelerate payment on their holdout debt and/or to seek to exercise legal remedies to enforce their rights thereunder and in accordance with Brazilian law.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     As discussed elsewhere in this Form 20-F, on March 22, 2005, we consummated the restructuring of 98% of our outstanding indebtedness. As a result, Telmex became a major shareholder of Net Serviços. See “Item 4. Information on the Company—The Restructuring.” Our old shareholders’ agreement terminated on February 1, 2005. As part of our restructuring, Globo, Latam and GB with Telmex, as an intervening party, entered into a new shareholders’ agreement. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

     Of the creditors that did not participate in the restructuring as of March 22, 2005, we have since repurchased from such creditors all but US$310,000 of our debt that was outstanding prior to the restructuring. Such creditors now hold holdout debt. Such holdout debt includes the Multicanal notes not exchanged in our exchange offer and consent solicitation. The indenture governing the Multicanal notes provided that amendments to it must be approved by the holders of at least a majority of the aggregate outstanding principal amount of the Multicanal notes. Such approval was obtained as part of the exchange offer and consent solicitation. The Multicanal notes are now governed by the indenture as supplemented by a supplemental indenture dated March 22, 2005, or supplemental indenture. The supplemental indenture eliminated substantially all of the original indenture’s covenants and events of default.

     The collateral that secures our debt issued in the restructuring does not also secure holdout debt. The collateral underlying our debt issued in the restructuring includes (i) our transmission network assets, (ii) certain of our subsidiaries’ capital stock and (iii) certain accounts receivable of Net Serviços, Net São Paulo Ltda. and Net Rio S.A. In the event of our bankruptcy or in the event of a default under the Restructured Net Serviços notes or our other debt facilities and debt instruments, holders of the Restructured Net Serviços notes and such other debt facilities and debt instruments have a prior claim over such collateral. Furthermore, the Restructured Net Serviços notes and other debt facilities and debt instruments benefit from certain guarantees, and such guarantees do not apply to holdout debt.

     We issued the Restructured Net Serviços notes under an indenture dated March 22, 2005, entered into among ourselves, our subsidiaries that act as guarantors of our obligations under the Restructured Net Serviços notes and The Bank of New York, as trustee. We appointed The Bank of New York to serve as registrar, co-paying agent and trustee under the indenture and The Bank of Tokyo-Mitsubishi, Ltd. to serve as the principal paying agent under the indenture.

     With respect to proceeds from our restructuring, see “Item 4. Information on the Company—The Restructuring” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     We are currently not required to, and currently do not, maintain a permanent audit committee. However, we are in the process of establishing a fiscal council, or Conselho Fiscal, that will comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Nasdaq corporate governance rules. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices—Audit Committee.” Once the Conselho Fiscal is established, we expect the Conselho Fiscal to have at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B. CODE OF ETHICS

     We presently have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at www.ir.netservicos.com.br.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Ernst & Young Auditores Independentes S.S. acted as our independent auditor for 2003 and 2004 in connection with our U.S. GAAP financial statements. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years (including related expenses) and breaks down the amounts by category of service in U.S. dollars in historical amounts:

	Total Fees

	(in US$ thousands)

	2004	2003

Audit-Fees(1)	639.4	504.3
Audit-Related Fees(2)	-	281.8
Tax Fees(3)	138.5	7.6
All Other Fees(4)	-	-
Total	777.9	793.7

(1)	Audit Fees

Audit fees were paid for audit services, including:

  the audit of our annual financial statements and review of our quarterly financial information and other procedures that must be performed by the independent auditor to enable them to form an opinion on our consolidated financial statement;

  subsidiary statutory audit;

  consultation with management as to the accounting treatment of FASB statements; and

  services associated with the filing of our registration statement on Form F-4 with the Commission and the consummation of the restructuring, including the issuance of comfort, consent and bring-down letters.
(2)	Audit-Related Fees

     Audit-related fees related to the provision of assistance to management in documenting internal controls policies and procedures over financial reporting.

(3)	Tax Fees

Tax fees related to services related to tax compliance, tax planning and tax advice.

(4)	All Other Fees

We did not incur any other fees.

(5)	Pre-Approval Policies and Procedures

     During 2004, our board of directors served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our board of directors established pre-approval procedures for the engagement of Ernst & Young Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

     In addition, during 2004, KPMG Auditores Independentes provided audit services to us in connection with our Brazilian GAAP financial statements. We paid KPMG US$321,600 in connection with these services, which included the audit of our annual statements, the review of our quarterly financial information and other proceedings that must be performed by an independent auditor to enable such auditor to form an opinion on our consolidated Brazilian GAAP financial statements.

     Our board of directors reviews the scope of each service to be provided by our independent auditors before the commencement of such services in order to ensure that independence is and will be maintained and that the provision of the services is not prohibited under the Sarbanes-Oxley Act of 2002. Each service is approved prior to commencement of work related to such service.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     See “Item 9. The Offer and Listing—Trading Markets—Nasdaq National Market.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

Net Serviços de Comunicação S.A. Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-2
Consolidated Statements of Operations for the Years ended December 2004, 2003 and 2002	F-4
Consolidated Statements of Changes in Stockholders Equity (Capital Deficiency) and Comprehensive Loss for the Years ended December 31, 2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the Years ended December 31, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1
By-laws of Net Serviços de Comunicação S.A., as amended on October 30, 2002, together with an English-language translation thereof (incorporated by reference to Exhibit 1.1 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0- 28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.1
Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicação S.A.), as Issuer, the Guarantors named therein, as Guarantors, and Wells Fargo Bank Minnesota, National Association, as Trustee, with respect to Net Serviços de Comunicação S.A.’s 12 5/8% Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

2.2
Supplemental Indenture, dated as of March 22, 2005, to the Indenture dated as of June 18, 1996, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and Wells Fargo Bank Minnesota, National Association, as

Exhibit
Number	Description

Successor Trustee, with respect to Net Serviços de Comunicação S.A.’s 12 5/8% Senior Guaranteed Notes due 2004.

2.3
Indenture, dated as of March 22, 2005, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to Net Serviços de Comunicação S.A.’s 7.0% Senior Secured Notes due 2009.

2.4	7.0% Senior Secured Note due 2009 of Net Serviços de Comunicação S.A (included in Exhibit 2.3 hereof)

2. 5
Indenture, dated as of March 22, 2005, among Net Sul Comunicações Ltda., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to Net Sul Comunicações Ltda.’s 7.0% Senior Secured Notes due 2009 and Senior Secured Floating Rate Notes due 2009.

2.6	7.0% Senior Secured Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.7	Senior Secured Floating Rate Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.8
Inter-Creditor Agreement, dated as of February 24, 2005, among Net Serviços de Comunicação S.A., its Subsidiaries listed therein, each Senior Secured Creditor, or an agent acting on behalf of such Senior Secured Creditor, and Banco Itaú S.A., as Collateral Agent (English-language translation).

2.9
Stock Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation).

2.10
Asset Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation).

2.11
Quota Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation).

2.12
Receivables Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., Net São Paulo Ltda., Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors and the Centralizing Bank (English-language translation).

Exhibit
Number	Description

2.13
Receivables Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., Net Rio S.A., Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors and the Centralizing Bank (English-language translation).

2.14	Common Terms Agreement, dated as of March 14, 2005, among Net Serviços de Comunicação S.A., its Subsidiaries listed therein and the Senior Secured Creditors (English-language translation).

2.15	Debt Confession Agreements among Net Serviços de Comunicação S.A., its Subsidiaries listed therein and the Senior Secured Creditors party to the Common Terms Agreement (English-language translations).

2.16
Indenture, dated as of February 24, 2005, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and Planner Corretora de Valores S.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s Non-Convertible Debentures (English-language translation).

4.1
Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K (No. 0-28860), dated April 8, 2005).

4.2
Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation) (incorporated by reference to Exhibit 4.2 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission).

4.3
Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.4
First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001,

Exhibit
Number	Description

filed with the U.S. Securities and Exchange Commission).

4.5
Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Net Serviços de  Comunicação S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.6
Subscription Agreement, dated as of February 4, 2005, among Net Serviços de Comunicação S.A., Globo Comunicações e Participações S.A., Distel Holdings S.A., Roma Participações Ltda. and Teléfonos de México, S.A. de C.V. (incorporated by reference to Exhibit 10.5 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

4.7
Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (incorporated by reference to Exhibit 10.6 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

8.1
List of Net Serviços de Comunicação S.A.’s Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

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

13.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant

Exhibit
Number	Description

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.
By: /s/ Francisco Tosta Valim Filho

Name: Francisco Tosta Valim Filho
Title: Chief Executive Officer

By: /s/ Leonardo Porciúncula Gomes Pereira

Name: Leonardo Porciúncula Gomes Pereira
Title: Chief Financial Officer

Date: June 30, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-2
Consolidated Statements of Operations for the Years ended December 2004, 2003
and 2002	F-4
Consolidated Statements of Changes in Stockholders Equity (Capital Deficiency) and Comprehensive Loss for
the Years ended December 31, 2004, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the Years ended December 31, 2004,
2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (capital deficiency), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
March 22, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Expressed in thousands of United States dollars, except share amounts)

		2004		2003

Assets
Current assets
Cash and cash equivalents	US$	60,486	US$	48,784
Short-term investments		60,575		20,027
Trade accounts receivable, net of allowance for
doubtful accounts of $ 13,367 in 2004 and
$14,951 in 2003		55,634		36,054
Deferred income taxes		33,647		-
Recoverable income taxes		9,844		5,134
Prepaid expenses		4,561		2,384
Other current assets		3,925		2,768

Total current assets	US$	228,672	US$	115,151

Property and equipment, net		367,367		373,528
Goodwill on acquisition of consolidated subsidiaries, net		270,821		268,639
Deferred income taxes		65,891		8,358
Judicial deposits		31,469		23,751
Recoverable income taxes		9,675		2,524
Investments and advances to equity investees		1,973		2,403
Other non-current assets		12,132		7,337

Total assets	US$	988,000	US$	801,691

		2004		2003

Liabilities and stockholders’ equity (capital deficiency)
Current liabilities
Trade accounts payable	US$	24,819	US$	20,478
Accounts payable to programmers, principally with
related parties		50,582		56,075
Income taxes payable		6,644		2,918
Sales taxes		13,128		12,116
Payroll and related charges		15,789		9,884
Short-term debt		-		349,932
Current portion of long-term debt		235,146		-
Interest payable		25,519		82,765
Deferred revenue		32,759		16,713
Due to related companies		14,333		-
Other financial charges payable		-		24,818
Accrued expenses and other liabilities		20,650		6,523

Total current liabilities	US$	439,369	US$	582,222

Non-current liabilities
Long-term debt, less current portion		330,554		-
Accounts payable to programmers, principally with related
parties		288		16,051
Due to related companies		420		2,063
Deferred sign-on, hook-up fee and programming benefit		26,029		23,899
Reserve for contingencies		185,860		168,852
Accrued expenses and other liabilities		1,829		11,495

Total non-current liabilities	US$	544,980	US$	222,360

Total liabilities	US$	984,349	US$	804,582

Commitments and contingencies

Stockholders’ equity (capital deficiency)
Preferred stock, no par value, shares authorized,
issued and outstanding (2004 and 2003 – 1,198,784,187)		1,493,279		1,493,279
Common stock, no par value, shares issued and
outstanding (2004 and 2003 – 828,371,343)		811,737		811,737
Additional paid-in capital		133,440		15,027
Accumulated deficit		(2,187,850)		(2,092,032)
Accumulated other comprehensive loss, net		(246,955)		(230,902)

Total stockholders’ equity (capital deficiency)	US$	3,651	US$	(2,891)

Total liabilities and stockholders’ equity (capital deficiency)	US$	988,000	US$	801,691

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,
		2004		2003		2002

Revenue
Pay TV subscriptions	US$	496,878	US$	431,578	US$	421,022
Broadband subscriptions		34,259		16,676		12,516
Pay-per-view		20,939		17,152		16,614
Sign-on and hook-up fees		8,430		8,846		9,294
Other services		13,823		10,035		10,308

Total revenue		574,329		484,287		469,754
Taxes and other deductions from revenues		(107,125)		(91,972)		(82,597)

Net operating revenue		467,204		392,315		387,157

Programming and other operating costs of which
US$ 152,590 relates to programming (US$135,647
in 2003 and US$ 144,542 in 2002), excluding depreciation and
amortization		(234,370)		(214,240)		(225,585)
Selling, general and administrative expenses		(109,761)		(77,163)		(69,517)
Depreciation and amortization		(56,736)		(63,727)		(74,170)
Impairment of goodwill		-		-		(2,773)
Other		4,430		(2,364)		(22,159)

Total operating costs and expenses		(396,437)		(357,494)		(394,204)

Operating income (loss)		70,767		34,821		(7,047)

Other income (expenses):
Monetary indexation, net		(5,955)		(3,532)		(26,004)
Gain (loss) on exchange rate, net		31,605		39,421		(132,657)
Interest expense		(101,251)		(79,738)		(73,732)
Financial expense, net		(50,818)		(36,129)		(84,530)
Interest income		8,587		7,628		7,630
Other		(585)		(2,660)		(4,750)

Total other expenses, net		(118,417)		(75,010)		(314,043)

Loss from continuing operations before equity in results of
investees		(47,650)		(40,189)		(321,090)
Equity in results of investees		1,640		(580)		(1,162)

Loss from continuing operations before income taxes		(46,010)		(40,769)		(322,252)
Income tax expense		(41,948)		(5,089)		(1,106)

Loss from continuing operations before cumulative effect of
accounting change and discontinued operations		(87,958)		(45,858)		(323,358)
Cumulative effect of accounting change		-		-		(367,733)
Discontinued operations:
(Loss) income from discontinued operations, less income
taxes of US$3 (US$0 in 2003 and US$3,283 in 2002)		(2,040)		455		(9,914)
Loss from sale, net of tax		(5,820)		-		-

Total discontinued operations		(7,860)		455		(9,914)

Net loss	US$	(95,818)	US$	(45,403)	US$	(701,005)

Earnings (loss) per common share (basic and diluted)*:
- Continuing operations	US$	(0.11)	US$	(0.05)	US$	(0.83)
- Cumulative effect of accounting change	US$	-	US$	-	US$	(0.94)
- Discontinued operations	US$	(0.01)	US$	-	US$	(0.03)

Net loss per common share (basic and diluted)	US$	(0.12)	US$	(0.05)	US$	(1.80)

Weighted average number of common shares outstanding		828,371,343		828,371,343		390,499,870

* Due to the losses incurred in all periods, preferred shares have not been considered in the determination of per share amounts

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CAPITAL DEFICIENCY) AND
COMPREHENSIVE LOSS
Years Ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars, except share amounts)

	Number of shares issued			Capital stock						Additional paid-in capital		Unpaid capital		Accumulated deficit		Accumulated Other Comprehensive Loss	Total

	Preferred	Common		Preferred		Common		Total

Balance at December 31, 2001	159,936,142	121,189,144		1,272,508		652,455		1,924,963		10,357		(12,777)		(1,345,624)		(249,545)	327,374

Amortization of compensation cost of employees stock
purchase plan	-	-		-		-		-		-		594		-		-	594
August 9, 2002 activities

Capitalization of advances made for future capital	23,645,241	352,012,573		5,524		82,235		87,759		-		-		-		-	87,759
Conversation of debentures, net of issuance costs	293,004,176	-		67,297		-		67,297		-		-		-		-	67,297
Capital contribution, net of issuance costs	198,909,005	75,893,597		43,452		14,244		57,696		-		-		-		-	57,696
Capitalization of programming credits due to stockholders	-	3,193,830		-		746		746		-		-		-		-	746

	515,558,422	431,100,000		116,273		97,225		213,498		-		-		-		-	213,498
August 19,2002 activities

Capitalization of advances made for future capital	37,811,449	276,082,012		8,499		62,057		70,556		-		-		-		-	70,556
Conversation of debentures, net of issuance costs	229,591,244	-		51,607		-		51,607		-		-		-		-	51,607
Capitalization of programming credits due to stockholders	221,691,214	-		49,832		-		49,832		-		-		-		-	49,832

	489,093,907	276,082,012		109,938		62,057		171,995		-		-		-			171,995
September 25, 2002 activities

Capitalization of advances made for future capital	35,872,799	-		6,740		-		6,740		-		-		-		-	6,740
Capital contribution, net of issuance costs	22,917	187		3		-		3		-		-		-		-

	35,895,716	187		6,743		-		6,743		-		-		-			6,743

Treasury stock repurchase	(1,700,000)	-		(12,183)		-		(12,183)		-		12,183		-		-
Change in cumulative translation adjustment for the year	-	-		-		-		-		-		-		-		17,051	17,051
Net loss for the year	-	-		-		-		-		-		-		(701,005)		-	(701,005)

Balance at December 31, 2002	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	10,357	US$	-	US$	(2,046,629)	US$	(232,494) US$	36,250

Tax benefit of transactions with stockholders	-	-		-				-		4,670				-		-	4,670
Change in cumulative translation adjustment for the year	-	-		-				-		-		-		-		1,592	1,592
Net loss for the year	-	-		-				-		-		-		(45,403)		-	(45,403)

Balance at December 31, 2003	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	15,027	US$	-	US$	(2,092,032)	US$	(230,902) US$	(2,891)

Tax benefit of transactions with stockholders	-	-		-		-		-		118,413		-		-		-	118,413
Change in cumulative translation adjustment for the year	-	-		-		-		-		-		-		-		(16,053)	(16,053)
Net loss for the year	-	-		-		-		-		-		-		(95,818)		-	(95,818)

Balance at December 31, 2004	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	133,440	US$	-	US$	(2,187,850)	US$	(246,955) US$	3,651

												2004		2003		2002

Net loss for the year												(95,818)		(45,403)		(701,005)
Cumulative translation adjustments												(16,053)		1,592		17,051

Total comprehensive loss											US$	(111,871)	US$	(43,811)	US$	(683,954)

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Years Ended December 31,

		2004		2003		2002

Operating activities
Net loss for the year	US$	(95,818)	US$	(45,403)	US$	(701,005)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Deferred sign-on and hook-up fee revenues		695		1,187		4,777
Amortization of deferred sign-on and hook-up fee revenues		(7,908)		(4,444)		(4,412)
Equity in results of investees		(1,640)		580		1,162
Non-cash compensation expense		112		228		594
Exchange losses, monetary indexation and interest expense, net		115,276		58,149		197,825
Depreciation and amortization		56,736		66,183		78,692
Impairment of goodwill		-		-		2,773
Deferred income taxes		9,082		(7,665)		3,364
Cumulative effect of accounting change		-		-		367,733
Write off and disposal of assets, net		7,721		1,776		(798)
Reserve for contingencies		(9,859)		14,475		48,114
(Increase) decrease in operating assets
Trade accounts receivable		(14,915)		151		(280)
Income taxes recoverable		(4,137)		(1,028)		5,638
Prepaid expenses and other assets		(9,952)		(13,953)		(958)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers		(20,875)		(8,889)		95,774
Income taxes payable		30,342		7,193		1,021
Payroll and related charges		4,466		2,546		(3,615)
Sales taxes, accrued expenses and other liabilities		6,849		(7,456)		11,316

Net cash provided by operating activities		66,175		63,630		107,715

Investing activities
Acquisition of investments
and advances to related companies, net of repayments		79		(1,180)		2,651
Purchases of short-term investments		(40,548)		(11,505)		(8,522)
Acquisition of property and equipment		(43,377)		(22,827)		(37,959)
Proceeds from sale of equipment		20,029		4,567		8,631

Net cash used in investing activities		(63,817)		(30,945)		(35,199)

Financing activities
Short-term debt
Issuances		-		37		46,120
Repayments		(193)		(86)		(102,266)
Long-term debt
Issuances		-		-		-
Repayments		-		-		(107,423)
Related party loans
Issuances		-		16		2,332
Repayments		-		(6)		(1,227)
Capital contributions in cash		-		-		91,961

Net cash used in financing activities		(193)		(39)		(70,503)

Effect of exchange rate changes on cash and cash equivalents		9,537		8,905		(7,254)

Net increase in cash and cash equivalents		11,702		41,551		(5,241)
Cash and cash equivalents at beginning of the year		48,784		7,233		12,474

Cash and cash equivalents at end of the year	US$	60,486	US$	48,784	US$	7,233

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	4,775	US$	510	US$	851
Cash paid for interest	US$	-	US$	-	US$	57,288

See notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies. The Company is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company is controlled by Globo Comunicações e Participações S.A. (Globopar) and its subsidiaries, Roma Participações Ltda. (Romapar) and Distel Holding S.A. (Distel). Globopar is part of the largest media and entertainment group in Brazil. As further described in Note 17, Teléfonos de México S.A. de C.V. (Telmex) through its subsidiary Latam do Brasil Participações S.A. (Latam) entered into a purchase and sale agreement with Globopar to acquire a minority stake in the Company.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2004 and 2003:

		2004			2003

	Common	Preferred	Total	Common	Preferred	Total

Globo Comunicações e
Participações S.A.	10.4%	-	4.3%	-	7.2%	4.3%
Distel Holding S.A	37.5%	-	15.3%	31.0%	3.4%	14.7%
Roma Participações Ltda.	42.4%	16.7%	27.2%	36.2%	20.9%	27.2%
BNDES Participações S.A.	7.3%	31.1%	21.4%	8.4%	31.5%	22.1%
RBS Participações S.A.	0.6%	6.0%	3.8%	6.8%	1.6%	3.8%
Public Market	1.8%	46.2%	28.0%	17.6%	35.4%	27.9%

	100.0%	100.0%	100.0%	100%	100.0%	100.0%

The Company and its subsidiaries provide cable television services under the “NET” brand name and high-speed Internet access under the “VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company holds 46 licenses to operate pay-television systems in 44 cities. Since February 1997, the licenses are issued on a non-exclusive basis by Anatel, the national communication agency for a term of 15 years, automatically renewable, subject to compliance with applicable laws and regulations, certain technical and financial requirements for establishing a network and operating the business, and payment of a fee.

In November 2004, the Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo. By providing digital cable services, the Company will be able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

Completion of debt restructuring

As further detailed on Notes 9 and 17, on March 22, 2005, the Company finalized its debt restructuring plan.

In connection with the debt restructuring, on February 8, 2005 the Company announced its offering to exchange up to US$76,593 aggregate principal amount of its 7.0% Senior Secured Notes due 2009, which have been registered under the Securities Act of 1933, as amended, and cash, for its US$97,692 12 5/8% Senior Guaranteed Notes due 2004. This exchange offer was consummated on March 18, 2005, with 99% of creditors’ participating.

Management continues to focus on the increase in its subscribers base, the implementation of better sales channels, improvement in customer service and maintaining its levels of investment in line with its capacity to generate operational cash flows, by means of improved controls for the decision making process in a selective and disciplined manner.

Management understands that achieving balance between its cash generation and its debt service obligations is essential to maintain the Company’s leading position as provider of pay-television services and take advantage of the demand for advanced services in Brazil. Thus, the consummation of the debt restructuring, as more fully described in Note 17, will allow the Company to reach a balanced working capital structure that may provide a lower dependence on third party short-term and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

The Company holds the following direct and indirect subsidiaries in ownership percentages at December 31:

	2004		2003

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	86.00	13.62	86.00	13.62
Net Belo Horizonte Ltda.	100.00	-	100.00	-
TV Vídeo Cabo de Belo Horizonte S.A.	99.99	-	99.99	-
CMA Participações S.A.	50.67	46.60	50.67	46.60
Dabny, LLC	100.00	-	100.00	-
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	100.00	-	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.87	2.12	97.87	2.12
Cabodinâmica TV Cabo São Paulo S.A.	63.00	36.99	63.00	36.99
Net Campinas Ltda.	100.00	-	100.00	-
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S. A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Jaguari Telecomunicações S. A. (*)	-	-	99.94	0.06
Vicom Ltda.	-	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	-	99.62	-	99.62
Net Anápolis Ltda.	-	99.62	-	99.62
Net Bauru Ltda.	-	99.62	-	99.62
Net Campo Grande Ltda.	-	99.62	-	99.62
Net Goiania Ltda.	-	99.62	-	99.62
Net Piracicaba Ltda.	0.08	99.54	0.08	99.54
Net Ribeirão Preto S.A.	-	99.62	-	99.62
Net São José do Rio Preto Ltda.	-	99.62	-	99.62
Net Sorocaba Ltda.	-	99.62	-	99.62
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Televisão a Cabo Vindima Ltda. (*)	-	-	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
TV Cabo de Chapecó Ltda.	0.01	99.99	0.01	99.99
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00
Cable S.A. (*)	-	-	44.25	55.75

Equity Investees
TV Cabo e Comunicações Jundiaí S.A.	50.00	-	50.00	-
Net Brasil S.A.	-	-	40.00	-

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged.

Due to continuous operational improvements resulting from revenues increases and costs reductions due in part to renegotiation with content providers that detach programming costs

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

1. The Company and its Principal Operations (Continued) from U.S. dollars, many of the Company’s subsidiaries are profitable.

Sale of investments

(a) Vicom

Consistent with the Company’s strategy to focus on and increase its resources toward pay-television and broadband Internet service, on August 30, 2004, the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations. The terms of the sale of Vicom comprises transferring Company’s full interest in Vicom to Comsat. In addition, the Company retained US$2,100 of Vicom’s debt. The accounts receivable from Comsat is comprised as follows:

1. US$6,103 (equivalent to R$16,200 at December 31, 2004) – Brazilian reais denominated non interest bearing to be received in five annual installments, subject to inflation adjustment by the accumulated variation of IPCA (Consumer Price Index), being the first 4 installments due on the first, second, third and fourth anniversaries of the closing date and the fifth installment due on the fifth anniversary of the closing date (due date). The first installment is recorded as other current assets and the second, third, fourth and fifth installments are recorded as other non-current assets;

2. US$6,316 – US dollar denominated non interest bearing, recorded as other non-current assets to be received in four annual installments due on the first, second, third and fourth anniversary of the closing date, each installment payment being equal to the positive amount, if any, of 35% of the aggregated net cash flow of Vicom for the twelve months immediately preceding each anniversary of the closing date. According with the agreement, it is understood that (i) negative Net Cash Flows do not represent an obligation of the Company to additionally fund Comsat and (ii) Comsat shall not use any negative Net Cash Flow for any twelve month payment to offset against positive Net Cash Flows of any following periods. The outstanding balance, if any, will be paid on the due date.

According with APB 21 Interest on Receivables and Payables, as those amounts are non interest bearing, they are recorded in the Company’s financial statements at their present values discounting using a rate of 8.8% for the Brazilian reais denominated accounts receivable and 4.51% for the U.S. dollar denominated accounts receivable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

Sale of investments (continued)

(a) Vicom - continued

Additionally, the Company wrote-off its investment and goodwill balances in the amounts of US$3,200 and US$11,049, respectively, in connection with the sale of the investment. The Company recorded a net loss of US$5,820 in the 2004 consolidated statement of operations as discontinued operations. Additionally, net revenues of discontinued operations amounted to US$10,927, US$17,244 and US$ 16,389 for the years ended December 31, 2004, 2003, 2002, respectively and pretax results of discontinued operations amounted to (US$2,040), US$455 and (US$9,914) for the years ended December 31, 2004, 2003, 2002, respectively.

(b) Net Brasil

On July 8, 2004, the Company transferred its 40% interest in Net Brasil to the related company, Distel Holding S.A., and recorded a net loss of US$650 in the 2004 consolidated statement of operations as other non-operating income and expense.

The strengthening of the Brazilian Real exchange rate had a positive effect on the Company’s financial position and results of operations in 2004 due to its high level of foreign currency denominated debt. The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$2.6544: US$1.00 at December 31, 2004, R$2.8892: US$1.00 at December 31, 2003 and R$3.5333: US$1.00 at December 31, 2002. At March 22, 2005 the exchange rate was R$2.7060 US$1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

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

The accounts of the Company and its subsidiaries and equity investees are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity (capital deficiency), and in the statement of comprehensive loss for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”. The Company has selected the U.S. dollars as its reporting currency.

As discussed in Note 1, the Company concluded on August 30, 2004 the sale of Vicom Ltda. to Comsat Brasil Ltda., which is the assignee of Comsat International’s rights and obligations. Upon the closing of this transaction, the Company has disposed of its telecommunication services business. Accordingly, the results of operations have been restated to reflect the telecommunication business as discontinued operations for all periods.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net loss or financial condition.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 50 percent-owned investee, TV Cabo e Comunicações de Jundiaí S.A., is accounted for by the equity method.

b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

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

d) Advertising and marketing expenses Advertising and marketing costs are expensed as incurred and amounted to US$ 29,055, US$ 16,787 and US$ 11,910 for the years ended December 31, 2004, 2003 and 2002, respectively, which are reflected in the consolidated statement of operations under “Selling, general and administrative expenses”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

3. Significant Accounting Policies (Continued)

e) Cash and cash equivalents and short-term investments

The Company considers all highly liquid investments with a maturity of three months or less, at the time of purchase, to be cash equivalents. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, as defined by FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

f) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to equity investees under stockholders agreements whereby the Company is committed to finance its share of the development of the investees’ operations. Periodically these advances are capitalized.  The Company’s share of losses of these investees is recognized considering the existence of the advances to such investees.

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

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted future cash flows generated from such assets, an impairment loss would be recognized for the amount that the

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

3. Significant Accounting Policies (Continued)

carrying value exceeds its fair value. Management believes that no impairment of fixed assets existed as of December 31, 2004 and 2003.

h) Goodwill

In January 2002, the Company adopted FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the initial impairment review for the reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its formerly owned corporate data transmission business into one separate reporting unit. The fair value of the reporting units was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. The Company performs its impairment test annually at December 31.

i) Contingent liabilities

The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

The Company is subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues reserves for legal proceedings when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is always based on the opinion of its internal and external legal advisors. Reserve balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

3. Significant Accounting Policies (Continued)

j) Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that some portions or all of deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefit contributed by stockholders, as described in Note 10, is recorded as additional paid-in capital.

k) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The contracts are recorded at current market value in the balance sheet under cash and cash equivalents with any gains or losses recorded in financial expense or income.

l) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the year, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company equal to approximately 3 million shares in 2004 and 2003 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

3. Significant Accounting Policies (Continued)

l) Earnings (loss) per share calculations (Continued)

Effective with its June 30, 2004 financial statements, the Company changed its method of computing earnings per share to apply the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an equity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares qualify as participating securities. However, they do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares. As required by EITF 03-6, the accompanying financial statements have been restated for the effects of this accounting change.

m) Comprehensive loss

Comprehensive loss is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the statement of changes in stockholders’ equity (capital deficiency). In our case, comprehensive loss comprises the translation adjustments included in the “CTA” component of stockholders’ equity (capital deficiency).

n) Accounting for stock-based compensation

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

3. Significant Accounting Policies (Continued)

n) Accounting for stock-based compensation (Continued)

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation –transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation ” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on the Company’s net loss and net loss per share in 2004 and 2003. The Company did not have an employee stock compensation program during 2002.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), or FASB Statement No. 123(R), "Share-Based Payment,'' which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation.'' FASB Statement No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees'' and amends FASB Statement No. 95, "Statement of Cash Flows.'' Generally, the approach in FASB Statement No. 123(R) is similar to the approach described in FASB Statement No. 123. However, FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

Companies must adopt FASB Statement No. 123(R) no later than January 1, 2006. The Company expects to adopt FASB Statement No. 123(R) in its 2006 financial statements using the modified-prospective method. As permitted by FASB Statement No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of FASB Statement No. 123(R)'s fair value method will effect how the Company accounts for stock-based compensation in the future. The

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

4. Cash and Cash Equivalents and Short-term Investments

impact of adoption of FASB Statement No. 123(R) will not be material to the Company’s reported results.

		2004		2003

Cash	US$	4,944	US$	4,541
Financial Investments Funds		55,542		44,243

Cash and cash equivalents		60,486		48,784

Brazilian Interbank Deposit – “CDI”		60,575		20,027

Short-term investments		60,575		20,027

	US$	121,061	US$	68,811

5. Recoverable Income Tax

		2004		2003

Withholding income taxes	US$	19,519	US$	7,658
Current portion		(9,844)		(5,134)

Non-current portion	US$	9,675	US$	2,524

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset their liability for income tax withheld from employees and income and social contribution taxes payable at the subsidiaries with taxable income.

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

On December 31, 2002, the date on which the Company decided to perform its annual impairment test, the Company, based on fair value analysis of its four reporting units, recorded an additional non-cash charge of US$ 2,773 on the carrying value of Goodwill

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

6. Goodwill on Acquisition of Consolidated Subsidiaries, Net (Continued)

associated with Vicom, which is recorded as a component of operating income in the accompanying consolidated statement of operations.

On December 31, 2004 and 2003, the annual dates on which the Company performed its annual impairment test, the Company concluded that no additional impairment was required.

A summary of changes in the Company’s goodwill during the years ended December 31, 2004 and 2003 and total assets at December 31, 2004 and 2003 by reporting units is as follows:

	January 1, 2004		Deferred income tax			Disposal		Gain (loss) on Translation	December 31, 2004

Region I
Net Campinas Ltda.	US$	46,637	US$	-		-	US$	4,135	US$	50,772
Net São Paulo Ltda.		21,921		(115)		-		1,939		23,745
Net São Carlos S.A.		4,861		-		-		430		5,291
Net Piracicaba Ltda.		3,582		-		-		317		3,899
Net Franca Ltda.		665		-		-		59		724
Net Indaiatuba Ltda.		110		-		-		10		120
Others		12,302		-		-		18		12,320

Region II
Net Belo Horizonte Ltda.		10,657		(358)		-		942		11,241
Net Rio S.A.		10,323		(4,823)		-		913		6,413
Net Brasília Ltda.		4,912		-		-		434		5,346
Net Recife S.A.		1,146		-		-		101		1,247
Net Anápolis Ltda.		206		-		-		19		225
Others		1,315		(542)		-		116		889

Region III
Net Sul Comunicações Ltda.		138,782		(2,469)		-		12,276		148,589

Region IV
Vicom Ltda.		11,220		-		(11,049)		(171)		-

TOTAL	US$	268,639	US$	(8,307)	US$	(11,049)		US$ 21,538	US$	270,821

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired business accounted for using the purchase method of accounting.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

6. Goodwill on Acquisition of Consolidated Subsidiaries, Net (Continued)

	January 1,					Gain (loss) on	December 31,
	2003		Addition			translation	2003

Region I
Net Campinas Ltda.	US$	38,136	US$	-	US$	8,501	US$	46,637
Net São Paulo Ltda.		17,925		-		3,996		21,921
Net São Carlos S.A.		3,975		-		886		4,861
Net Piracicaba Ltda.		2,929		-		653		3,582
Net Franca Ltda.		544		-		121		665
Net Indaiatuba Ltda.		90		-		20		110
Others		12,246		-		56		12,302

Region II
Net Belo Horizonte Ltda.		8,714		-		1,943		10,657
Net Rio S.A.		8,442		-		1,881		10,323
Net Brasília Ltda.		4,016		-		896		4,912
Net Recife S.A.		937		-		209		1,146
Net Anápolis Ltda.		-		210		(4)		206
Others		1,075		-		240		1,315

Region III
Net Sul Comunicações Ltda.		113,483		-		25,299		138,782

Region IV
Vicom Ltda.		9,175		-		2,045		11,220

TOTAL	US$	221,687	US$	210	US$	46,742	US$	268,639

The translation results were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity (capital deficiency), and in the statement of comprehensive loss for the year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

		2004			2003

		Accumulated	Net Book		Net Book
	Cost	depreciation	Value		Value

Cable network	897,251	(594,961)	302,290	US$	287,999
Data processing equipment	91,037	(64,399)	26,638		29,992
Buildings and improvements	9,546	(7,331)	2,215		3,422
Fixtures, fittings and installations	10,398	(6,510)	3,888		4,493
Vehicles	2,016	(1,946)	70		381
Other	67,229	(57,469)	9,760		12,203

	1,077,477	(732,616)	344,861		338,490
Cable construction materials	21,414	-	21,414		33,973
Land	1,092	-	1,092		1,065

Total property and equipment, net	1,099,983	(732,616)	367,367	US$	373,528

Total accumulated fixed costs and financial expense capitalized in the cable network during the prematurity phase, net of amortization, amount to US$6,574 at December 31, 2004 (US$6,040 at December 31, 2003). Total depreciation expense for property and equipment was US$56,171, US$61,690 and US$67,075 for 2004, 2003 and 2002, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

8. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, with its stockholders and with companies related to its stockholders. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has the same rights in the distribution of Globosat programming to its franchising areas, while Sky Brasil Ltda., distributes video content through its DBS systems.

The pay-per-view events are negotiated through a consortium between Globosat and the Company and its subsidiaries, represented by Net Brasil S.A., to jointly explore, the assets, programming rights and resources to selling and transmitting those events.

On June 27, 2004, the Company entered into an amended and restated programming agreement with Net Brasil S.A. whereby Net Brasil’s role in acquiring programming, has been changed. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining programming, in particular content or channels produced in Brazil , while the Company will directly obtain all new international content from sources outside of Brazil, which corresponds to approximately one third of the Company’s lineup. As a result of this agreement, the compensation to Net Brasil S.A. was reduced from R$0.51 per subscriber per month to a fixed amount of R$100,000 per month, adjusted annually based on the Consumer Price Index (IPC), plus an additional monthly fee of R$24,000 in 2004, R$16,000 in 2005, R$3,000 in 2006 and R$1,500 in 2007.

The amounts due to and from related companies as of December 31, 2004 and 2003 are as follows:

	2004				2003

	Current		Non-current		Current		Non-current
	liabilities		liabilities		Liabilities		liabilities

Globo Comunicações e Participações S.A.	US$	13,239	US$	-	US$	-	US$	-
Distel Holding S.A.		1,094		-		-		875
RBS Administração e Cobrança Ltda.		-		420		-		385
Net Brasil S.A.		-		-		-		803

	US$	14,333	US$	420	US$	-	US$	2,063

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

8. Related Party Transactions (Continued)

The amount due to Globopar relates to the prepayment by Globopar, as guarantor under the International Finance Corporation (IFC), of all amounts owed by the Company to the IFC thereby becoming a creditor of the Company by virtue of subrogation to the IFC, and released Globopar and the Company from all obligations to the IFC. The amount due to Globopar bears interest at 3% per annum over the six-month U.S. dollar LIBOR, in identical conditions of the original debt with the IFC. At December 31, 2004 the amount due to Globopar, comprising principal plus accrued interest, financial charges and contractual penalties was US$ 13,239.

As part of the debt restructuring, the Company will settle the total obligations owed to Globopar and to Distel Holding S.A.

The amounts paid to Net Brasil related to broker commission during the years ended December 31, 2004, 2003 and 2002 were US$ 1,530, US$ 2,289 and US$ 1,904, respectively. The amounts paid to Globosat for programming during the years ended December 31, 2004, 2003 and 2002 were US$ 15,520, US$ 24,370 and US$ 19,648, respectively.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the years ended December 31, 2004, 2003 and 2002 were US$ 4,816, US$ 5,115 and US$ 6,510, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

8. Related Party Transactions (Continued)

The amounts due to programmers are comprised as follows:

		2004				2003

				Non-				Non-
		Current		current		Current		current

Related companies:
Net Brasil S.A.	US$	35,892	US$	288	US$	47,715	US$	9,147
Globosat Programadora Ltda.		4,417		-		3,389		2,268
TV Globo Ltda.		771		-		626		626
USA Programadora Ltda.		464		-		377		377
Canal Brazil S.A.		-		-		273		273
Canal Rural Produções Ltda.		135		-		110		110
RBS Empresa de TVA Ltda.		60		-		49		50

		41,739		288		52,539		12,851

Third parties		8,843		-		3,536		3,200

	US$	50,582	US$	288	US$	56,075	US$	16,051

During 2003 and 2004, the Company renegotiated the terms of certain programming agreements. Prior to these renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, approximately 97% of the 2004 programming costs were renegotiated to be denominated in Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$10,421, which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 48 months, and/or to reduce marketing expenses, depending on certain specific events.

As part of the renegotiation of the programming costs, it was agreed that the unpaid amounts related to the year ended December 31, 2002 would be paid, within 18 to 24 monthly installments, as from January 2004. The non-current portion of accounts payable to programmers matures in 2006. The future payments are adjusted based on the IGPM domestic inflation index and secured by promissory notes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

9. Debt

Due to a lack of liquidity resources and difficulty in obtaining alternate financing at reasonable interest rates to repay the principal and satisfy the obligations under the terms of its debt instruments, in December 2002, the Company ceased making payments on its outstanding debt and entered into negotiations with its lenders and credit holders.

As more fully described in Note 17, on March 22, 2005, the Company announced the consummation of its debt restructuring plan with the adherence of creditors representing 98% of its total debt. Accordingly, short-term debt has been reclassified to long-term for the portion of the new debt not due to be repaid during 2005.

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

The Company exchanged all its obligations owed to each of its creditor and based on the aggregate principal and accrued interest, excluding any default or penalty interest as of June 30, 2004, referred to as credit amount, for the following:

• new senior secured debt in a principal amount equal to approximately 60% of such credit amount;

• cash in the amount of approximately 40% of such credit amount; and

• cash interest at three-month LIBOR plus 3.0% in the case of U.S. dollar-denominated obligations and at the CDI rate plus 2.0% in the case of reais-denominated obligations, from July 1, 2004 through the day immediately prior to the date of closing, calculated on 100% of such credit amount.

The new senior secured debt issued by the Company in connection with the restructuring are denominated in reais in the case of debt issued to creditors that currently hold reais-denominated instruments, and in U.S. dollars in the case of creditors that currently hold U.S. dollar instruments. Certain creditors elected to convert the denomination of their U.S. dollar instruments to reais-denominated instruments. Approximately 57% of the new senior secured debt outstanding upon the consummation of the restructuring are denominated in reais and the remaining portion of the new senior secured debt is denominated in U.S. dollars.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

9. Debt (Continued)

The reais-denominated senior secured debt bears interest at the CDI rate plus 2.0%, increasing to 3.0% after December 15, 2005. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The U.S. dollar-denominated senior secured debt bears interest either at a fixed rate of 7.0% or, in the case of certain creditors, at the three-month LIBOR rate plus 3.0% .

The principal amount of all new senior secured debt issued in connection with the restructuring will be repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to December 2009.

The fixed amortization requirements of the senior secured debt is subject to certain adjustments, which allow the Company to extend the amortization of such debt to no later than December 2010, in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

All of the new senior secured debt issued in connection with the restructuring, is guaranteed jointly and severally by all but two of the Company’s subsidiaries, TV Cabo Criciúma Ltda. and TV Cabo e Comunicações Jundiaí S.A.

All of such new senior secured debt is subject to limitations and is secured by the pledge of

(a) Company’s shares of all of its direct and indirect subsidiaries,
(b) All of the network assets of the Company operating subsidiaries; and
(c) The accounts receivable from subscribers in São Paulo, Santos and Rio de Janeiro, although the foreclosure rights of the creditors is limited to 30% of those receivables.

The instruments evidencing the new senior secured debt contain various covenants and restrictions that limit the actions that the Company may take in connection with the Company’s business and that require the Company to maintain certain financial ratios. Those limitations include, but are not limited to additional indebtedness, modifications to dividend policies, transaction with affiliates and capital expenditures. The breach by the Company of any of these covenants, including the obligation to pay interest and repay principal in accordance with the terms of such instruments, would result, in some cases after customary notice and cure periods, in an event of default that would allow the holders of such instruments to accelerate the remaining principal amount of such

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

9. Debt (Continued)

debt, and otherwise to exercise their legal and contractual remedies against the Company under the instruments evidencing the new senior secured debt.

The various base rates used to determine the interest rate of the Company’s new debt at December 31, follows:

2004

LIBOR	3.10%
CDI	16.17%
IGPM	12.41%

The debt restructuring will be accounted for in accordance with SFAS 15. Accordingly, the carrying amount of the new debt will differ from the principal amounts as agreed with creditors. The principal maturities of the new debt as determined in accordance with FAS statement 15 are as follows:

	December 31, 2004

2005	US$	235,146
2006		33,114
2007		82,785
2008		115,899
2009		98,756

	US$	565,700

Other debt related matters

Incremental expenses and success fees of approximately US$25,000 related to the debt restructuring were charged to operations in 2004. This amount was recorded in the “financial expense, net” account in the consolidated statement of operations for the year ended December 31, 2004.

The Company’s debt related expenses are reported in the income statement as components of other income (expense) as follows:

Financial expense relates primarily to the fees, charges and other costs incurred as a result of the debt default situations and the reserve for financial operations tax - IOF.

Monetary variation, net consists of monetary correction charges on real-denominated debt, which principal amounts are adjusted periodically based on the IGPM inflation index.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

10. Stockholder’s Equity

Gain (loss) on exchange rate, net consists of foreign exchange gain and losses on U.S. dollar-denominated debt, as a function of the U.S. dollar’s appreciation or devaluation in relation to the real.

Capital

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. For the year ending December 31, 2004, the Company’s local currency financial statements presented a net loss of US$ 17,101 (2003 net loss of US$ 92,893 and 2002 net loss of US$318,508). The Company has paid no dividends during the three years ended December 31, 2004, 2003 and 2002. Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank.

Until February 1, 2005, relationships among controlling stockholders of Net Serviços were defined in the stockholders’ agreement entered on July 11, 2002. As per the agreement, any stockholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the stockholders’ agreement, allowing the right of first refusal. The agreement also provided for shares issuances at the Board of Directors discretion, approved by the simple majority of the board members that attend to the meeting and included the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts.

On February 1, 2005, a new agreement was executed, as more detailed in Note 17.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

10. Stockholder’s Equity (Continued)

Changes in ownership

a) Agreement between Globo Comunicações e Participações S.A (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex)

On June 27, 2004, Globopar entered into an agreement to sell part of its interest in the Company to a strategic investor, Telmex. This agreement was made in the context of the Company’s debt restructuring plan and proposes the issuance of common and preferred shares by the Company, in an aggregate amount up to 1,825,021,996 shares (745,147,153 common shares and 1,079,874,843 preferred shares).

On November 3, 2004, the Board of Directors approved to implement the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced. As described in Note 17, this transaction was consummated on March 21, 2005.

b) Exchange of shares between Globopar, Distel and Romapar (collectively referred to as Globopar) and Bradesplan Participações S.A. (Bradesplan)

On August 16, 2004, 130,511,010 preferred shares issued by the Company and held by Globopar were exchanged for 130,511,010 common shares issued by the Company and held by Bradesplan, representing 6.4% of the Company total capital.

As a result of this transaction the rights of Bradesplan and Bradespar S.A., respectively as a party and an intervening party to the Company Stockholders’ Agreement were terminated.

c) Proposal for the acquisition of RBS Participações S.A. (RBS) common shares by Globopar, Distel and Romapar (collectively referred to as Globopar)

 On November 22, 2004, Globopar and RBS entered into an agreement pursuant to which Globopar agreed to transfer 51,704,008 of the Company’s preferred shares held by the Globopar to RBS, representing 2.55% of the Company’s total capital, and RBS agreed to transfer an equal number of the Company’s common shares held by RBS to Globopar, representing 6.24% of Net’s voting capital and 2.55% of its total capital. As a result of this transaction, the rights and obligations of RBS as party of the existing Company’s Stockholders’ Agreement were terminated for all purposes and effects.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

10. Stockholder’s Equity (Continued)

Changes in ownership (continued)

d) Stock option plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process were granted stock-options that ultimately included the issuance of approximately 3.5 million shares in December 2004 and 2003. The exercise price of the stock-option is the same price agreed with creditors in connection with the capital increase of the private offering as described in Note 17. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process.

Corporate reorganization plan

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A.. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$ 156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years.

In accordance with Brazilian Corporate Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefits realized by the Company. At the time of the issuance of the shares, the non-controlling stockholders will be given the right to purchase their pro rata share of this capital stock increase in order to prevent dilution. In case they do not accept the offer, shares will be issued only to the contributing stockholder. The contributed benefit of US$ 27,186 realized in 2004 (US$ 4,670 in 2003) by means of cash savings on current income tax obligations by certain operating subsidiaries, as well as the benefit realizable within the next three years of US$ 91,227 in 2004 were credit to additional paid-in capital. The actual issuance of shares is subject to ratification by the stockholders. The additional capital paid is transferred to capital upon the issuance of the shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

11. Income Tax

The statutory rates applicable in each year ended December 31, 2004, 2003 and 2002 were 25% for Federal Income Tax and 9% for Social Contribution.

The reconciliation of the tax benefit determined using the statutory tax rate to the Company’s tax loss to the tax expense follows:

	Years ended December 31,

	2004		2003		2002

Loss before equity in results of investees, income taxes,
cumulative effect of accounting change and discontinued
operations.	US$	(47,650)	US$	(40,189)	US$	(321,090)
Statutory composite tax rates		34.00%		34.00%		34.00%

Tax benefit at statutory rates	US$	16,201	US$	13,664	US$	109,171
Adjustments to derive effective rate:
Principles differences from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP		(34,923)		11,835		113,218
Income and social tax on permanent differences BRGAAP		70,153		35,287		(104,892)
Non deductible goodwill amortization and impairment		-		-		(943)
Tax benefit of transaction with stockholder		27,186		4,670		-
Accumulated temporary differences local x fiscal books		47,197		-		-
Other		(1,114)		(18,798)		(31,323)
Increases in valuation allowance		(166,648)		(51,747)		(86,337)

Income tax expenses	US$	(41,948)	US$	(5,089)	US$	(1,106)

Current income tax		(32,866)		(12,754)		(1,013)
Deferred income tax		(9,082)		7,665		(93)

Income tax expenses, net	US$	(41,948)	US$	(5,089)	US$	(1,106)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

11. Income Tax (Continued)

The net deferred tax asset is comprised as follows:

		2004		2003

Deferred tax assets:
Tax loss carryforwards	US$	411,060	US$	300,295
Tax benefit of transaction with stockholder		119,640		-
Accrued expenses - not currently deductible		47,197		20,247
Change in functional currency		9,926		8,726
Debt restructuring – capitalized costs in local books		8,360		-
Deferred hook-up revenue charges and financial leasing		8,344		7,632

		604,527		336,900
Deferred tax liabilities:
Property and equipment		(4,074)		(5,812)

		(4,074)		(5,812)

Net deferred tax assets		600,453		331,088
Valuation allowance		(500,915)		(322,730)

Net deferred tax asset		99,538		8,358
Current assets		(33,647)		-

Non-current assets	US$	65,891	US$	8,358

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2004 and 2003, the Company and its subsidiaries had tax loss carryforwards of US$1,171,197 and US$887,593, respectively.

The valuation allowance related to the tax loss carryforwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

12. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operational leases as of December 31, 2004 are as follows:

	Office		Lamp
	spaces		poles		Total

2005	US$	1,111	US$	16,325	US$	17,436
2006		1,072		17,279		18,351
2007		1,071		19,328		20,399
2008		1,049		21,389		22,438
2009		1,047		22,245		23,292

Total	US$	5,350	US$	96,566	US$	101,916

Rental expenses for the years ended December 31, 2004, 2003 and 2002 were US$ 2,685, US$ 2,097 and US$ 16,966, respectively.

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

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel. The reserves for probable losses reflect management’s estimated maximum losses.

At December 31, the reserves for contingent liabilities are summarized below:

		2004		2003

Tax related matters	US$	167,939	US$	153,042
Labor related claims		11,702		10,116
Civil related claims		6,219		5,694

Total	US$	185,860	US$	168,852

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$ 31,469 (US$ 23,751 in 2003), which is available to offset payments required under ultimate unfavorable court decisions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

12. Commitments and Contingencies (Continued)

(b) Contingencies (continued)

The main changes in the 2004 contingencies reserve balance when compared with 2003 reflect the interest and monetary variation on existing processes.

Following is a description of the Company’s major tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions in respect to this matter, management has established a reserve of approximately US$ 66,000 (US$ 59,000 in 2003). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2004, the amount of US$ 43,748 (US$ 34,325 in 2003) was recorded under reserve for tax contingencies.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of US$ 23,357 (US$ 21,459 in 2003) relating to ICMS tax. The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments and considering the risks involved established a reserve in the amount of US$ 7,894 (US$ 6,302 in 2003) for potential losses related to this assessment.

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded a reserve in the amount of US$ 4,003 (US$ 3,604 in 2003) for losses related to these matters.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (continued)

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2004, court deposits and reserve related to this dispute amounts to US$ 10,812 (US$ 8,659 in 2003).

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has established reserve in the amount of US$ 3,123 (US$ 4,070 in 2003) to cover potential losses arising from this dispute.

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$ 5,430 (US$ 2,780 in 2003).

The Company is defending a federal tax assessment notice in the amount of US$ 7,911 (US$ 7,268 in 2003) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has established a reserve of US$ 3,424 (US$ 3,146 in 2003) for losses related to this matter.

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$ 5,876 (US$ 5,061 in 2003), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has established full reserves for these assessments.

The subsidiary Cabodinamica TV Cabo São Paulo is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has established a reserve of US$ 3,279 (US$ 2,646 in 2003).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (continued)

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the entire compensation of net operating losses obtained prior to the limitation to 30% was established. Management has established a reserve of US$ 3,102 (US$ 2,583 in 2003).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$ 9,347 (US$ 8,587 in 2003). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not make reserves for this purpose in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

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

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has established a reserve of US$ 1,099 (US$ 1,857 in 2003).

In September 2003, the subsidiary Net Rio S.A received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$9,542. The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio S.A. is defending itself and established a reserve in the amount of US$3,491 (US$2,644 in 2003) for potential losses related to this assessment.

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
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

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

At December 31, 2004 and 2003 the Company’s U.S. dollar exposure was comprised as follows:

		2004		2003

Debt	US$	193,811	US$	206,583
Accounts payable to programmers		-		33,798
Due to related companies		13,239		-
U.S. dollar denominated investment funds
		(54,713)		-

	US$	152,337	US$	240,381

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

13. Financial Instruments (Continued)

b) Fair value (continued)

(ii) Debt

Based on the new terms negotiated with creditors, management estimates that the fair value of the financial instruments approximates their book value.

(iii) Derivatives

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company has invested in hedge funds that had entered into short-term forward interest and foreign exchange swaps contracts. On December 31, 2004 the total amount of this investment was US$54,713, which is classified as cash and cash equivalents.

14. Non-cash Transactions

The following non-cash transactions occurred in 2002 as part of the recapitalization of the Company:

• Programming credits amounting to R$ 155,184 thousand (equivalent to US$ 49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$ 2,236 thousand (equivalent to US$ 746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.

• Capital advances in the amount of R$ 383,191 thousand (equivalent to US$ 123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$ 18,491 thousand (equivalent to US$ 6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.

• Convertible debentures in the amount of R$ 365,817 thousand (equivalent to US$ 120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

15. Guarantor Subsidiaries - Consolidating Statements

The following condensed consolidating information, prepared in accordance with USGAAP, is presented in connection with the guarantee of the debt restructuring plan, which will be senior secured obligations of Net Serviços de Comunicação S.A., ranking senior in right of payment to any all existing and future indebtedness of Net Serviços; and are unconditionally guaranteed, on a joint and several basis, by each of Net Serviços de Comunicação S.A.’s consolidated subsidiaries, except for TV Cabo Criciúma Ltda.

The condensed consolidated balance sheet at December 31, 2004 and 2003 and the condensed consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2004, are presented for:

(i) Net Serviços de Comunicação S.A. (Net Serviços parent company);
(ii) guarantor subsidiaries which are all wholly-owned (wholly-owned subsidiaries combined) and the less than wholly owned subsidiary (CMA Participações S.A.);
(iii) TV Cabo Criciúma Ltda. that is not a guarantor; and
(iv) elimination entries (eliminations).

Net Serviços investments in subsidiaries and in equity investees are presented on the equity method of accounting in the condensed consolidated balance sheets and statements of operations. Net Serviços de Comunicação S.A. holds a direct 86% interest in Multicanal Telecomunicações S.A. and an indirect 14% interest through CMA-Participações S.A. Accordingly, for purposes of the aforementioned consolidated statements, Multicanal Telecomunicações S.A. and its wholly-owned subsidiaries have been included as “Wholly-owned subsidiaries (combined)”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2004 and for the year then ended

			Guarantors

	Net Serviços		Wholly-owned		Less than
	(parent		subsidiaries		wholly – owned		Non-guarantors				Net Serviços
	company)		(combined)		subsidiary		subsidiary		Eliminations		(consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$	134	US$	60,345	US$	2	US$	7	US$	(2)	US$	60,486
Short-term investments		-		60,575		-		-		-		60,575
Accounts receivable, net		-		55,475		-		159		-		55,634
Other current assets		26,363		26,633		-		119		(1,138)		51,977

	US$	26,497	US$	203,028	US$	2	US$	285	US$	(1,140)	US$	228,672
Property and equipment, net		24,630		342,294		-		443		-		367,367
Investments and advances to investees		1,973		-		19,767		-		(19,767)		1,973
Investments and advances to consolidated
Subsidiaries		370,767		99,792		-		646	US$	(471,205)		-
Goodwill, net (consolidated subsidiaries)		258,771		12,050		-		-		-		270,821
Other assets		15,053		103,953		-		161		-		119,167

Total assets	US$	697,691	US$	761,117	US$	19,769	US$	1,535	US$	(492,112)	US$	988,000

Current liabilities
Trade accounts payable	US$	5,945	US$	18,858	US$	15	US$	16	US$	(15)	US$	24,819
Current portion of long-term debt		225,410		77,950		-		-		(68,214)		235,146
Due to related companies		14,333		9,148		49		-		(9,197)		14,333
Accounts payable to programmers		15,841		50,471		-		185		(15,915)		50,582
Other current liabilities		34,692		79,433		-		364		-		114,489

	US$	296,221	US$	235,860	US$	64	US$	565	US$	(93,341)	US$	439,369

Non-current liabilities
Long-term debt, less current portion		262,435		68,119		-		-		-		330,554
Accounts payable to programmers	US$	-	US$	288	US$	-	US$	-		-	US$	288
Due to related companies		420		-		-		-		-		420
Advances to equity investes		54,235		401,143		(7)		493		(455,864)		-
Deferred sign-on, hookup fee and programming benefit		1,792		26,455		-		29		(2,247)		26,029
Other payables and accruals		78,937		108,643		-		109		-		187,689

	US$	694,040	US$	840,508	US$	57	US$	1,196	US$	(551,452)	US$	984,349

Advances for future capital						1,310				(1,310)		-
Minority interestes in consolidated subsidiaries						7				(7)		-
Stockholders' equity (deficit)
Capital	US$	2,438,456	US$	10,358		59,498	US$	357	US$	(70,213)	US$	2,438,456
Accumulated deficit		(2,187,850)		(91,001)		(39,728)		162		130,567		(2,187,850)
Cumulative translation adjustments		(246,955)		1,252		(1,375)		(180)		303		(246,955)

	US$	3,651	US$	(79,391)		18,395	US$	339	US$	60,657	US$	3,651

	US$	697,691	US$	761,117	US$	19,769	US$	1,535	US$	(492,112)	US$	988,000

41

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2004 and for the year then ended

			Guarantors

	Net Serviços		Wholly-owned		Less than
	(parent		subsidiaries		wholly – owned		Non-guarantors				Net Serviços
	company)		(combined)		subsidiary		subsidiary		Eliminations		(consolidated)

Statement of operations
Net revenue	US$	-	US$	466,446	US$	-	US$	1,169	US$	(411)	US$	467,204
Direct operating expenses		-		(234,781)		-		-		411		(234,370)
Selling, general and administrative expenses		(32,895)		(76,085)		(44)		(737)		-		(109,761)
Depreciation and amortization		(7,653)		(42,227)		-		(117)		(6,739)		(56,736)
Other, net		(1,045)		5,492		-		(17)		-		4,430
Exchange gains (losses), net		15,777		9,889		-		(16)		-		25,650
Financial expense		(133,841)		(18,267)		-		(123)		162		(152.069)
Financial income		9,125		(383)		-		7		(162)		8,587
Equity in results of consolidated subsidiaries		66,658		190,144		-		-		(256,802)		-
Investees		1,640		-		-		-		-		1,640
Other, net		(14,015)		13,460		(12)		(18)		-		(585)
Income tax		430		(42,257)		-		(121)		-		41,948
Minority interest in results of consolidated
subsidiaries		-		-		-		-		-		-
Income (loss) from operations, net of tax		-		-		-		(2,040)		-		(2,040)
Loss from sale, net of tax		-		-		-		(5,820)				(5,820)

Loss for the period	US$	(95,819)	US$	271,431	US$	(56)	US$	(7,833)	US$	(263,541)	US$	(95,818)

Statement of Cash Flows
Net cash provided by operating activities	US$	(68,704)	US$	134,793	US$	(44)	US$	48	US$	82	US$	66,175
Cash used in investing activities												-
Purchases of short-term investments		-		(40,548)		-		-		-		(40,548)
Acquisition of property and equipment		(1,875)		(41,447)		-		(55)		-		(43,377)
Acquisition of investments and advances		37,769		(32,835)		-		80		(4,935)		79
Proceeds from sale of equipment		48		19,981		-		-		-		20,029
Net cash provided by financing activities
Change in overdraft facilities , net
. Short-term debt
. Issuances		-		-		-		-		-		-
. Repayments		(193)		-		-		-		-		(193)
. Long-term debt
. Issuances		-		-		-		-		-		-
. Repayments		-		-		-		-		-		-
. Related party loans
Issuances		173,750		58,361		45		1,079		(233,235)		-
Repayments		(140,706)		(96,224)		(1)		(1,159)		238,090		-
Effect of exchange rate changes
on cash and cash equivalents		15		9,522		1		1		(2)		9,537
Cash and cash equivalents -
Beginning of period		30		48,740		1		13				48,784

Cash and cash equivalents - end of period	US$	134	US$	60,343	US$	2	US$	7	US$	-	US$	60,486

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2003 and for the year then ended
			Guarantors

	Net Serviços		Wholly-owned		Less than
	(parent		subsidiaries		wholly - owned		Non-guarantors				Net Serviços
	company)		(combined)		subsidiary		subsidiary		Eliminations		(consolidated)

Balance Sheet
Current assets
Cash and cash equivalents	US$	30	US$	48,740	US$	1	US$	14	US$	(1)	US$	48,784
Short-term investments		-		20,027		-		-		-		20,027
Accounts receivable, net		-		35,988		-		66		-		36,054
Other current assets		13,940		7,013		-		74		(10,741)		10,286

	US$	13,970	US$	111,768	US$	1	US$	154	US$	(10,742)	US$	115,151
Property and equipment, net		30,638		331,804		-		345		10,741		373,528
Investments and advances to investees		2,403		-		-		-		-		2,403
Investments and advances to consolidated
Subsidiaries		216,768		22,531		18,161		681	US$	(258,141)		-
Goodwill, net (consolidated subsidiaries)		248,961		19,678		-		-		-		268,639
Other assets		19,017		42,752		-		18		(19,817)		41,970

Total assets	US$	531,757	US$	528,533	US$	18,162	US$	1,198	US$	(277,959)	US$	801,691

Current liabilities
Accounts payable to suppliers and programmers	US$	13,206	US$	63,156	US$	2	US$	191	US$	(2)	US$	76,553
Short-Term debt		283,702		113,307		-		-		(47,077)		349,932
Due to related companies		7,289		143,349		-		-		(150,638)		-
Other current liabilities		132,938		28,686		-		103		(5,990)		155,737

	US$	437,135	US$	348,498	US$	2	US$	294	US$	(203,707)	US$	582,222
Non-current liabilities
Accounts payable to programmers	US$	-	US$	16,051	US$	-	US$	-		-	US$	16,051
Due to related companies		2,063		277,413		-		-		(277,413)		2,063
Deferred sign-on, hookup fee and Programming
benefit		2,334		21,558		-		7		-		23,899
Other payables and accruals		93,116		86,742				489		-		180,347

	US$	534,648	US$	750,262	US$	2	US$	790	US$	(481,120)	US$	804,582

Advances for future capital						1,204				(1,204)
Minority interestes in consolidated subsidiaries		-		136		-		-		(136)		-
Stockholders' equity (deficit)
Capital	US$	2,320,043	US$	1,042,765		59,498	US$	357	US$	(1,102,620)	US$	2,320,043
Accumulated deficit		(2,092,032)		(1,767,357)		(39,672)		294		1,806,735		(2,092,032)
Cumulative translation adjustments		(230,902)		502,727		(2,870)		(243)		(499,614)		(230,902)

	US$	(2,891)	US$	(221,865)		16,956	US$	408	US$	204,501	US$	(2,891)

	US$	531,757	US$	528,533	US$	18,162	US$	1,198	US$	(277,959)	US$	801,691

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2003 and for the year then ended

			Guarantors

	Net Serviços		Wholly-owned		Less than
	(parent		subsidiaries		wholly – owned		Non-guarantors				Net Serviços
	company)		(combined)		subsidiary		subsidiary		Eliminations		(consolidated)

Statement of operations
Net revenue	US$	-	US$	392,631	US$	-	US$	961	US$	(1,277)	US$	392,315
Direct operating expenses		(2,305)		(212,677)		-		(534)		1,276		(214,240)
Selling, general and administrative expenses		(21,590)		(55,486)		(18)		(87)		18		(77,163)
Depreciation and amortization		(9,206)		(54,392)		-		(129)		-		(63,727)
Other, net		845		(3,189)		-		(20)		-		(2,364)
Exchange gains (losses), net		21,614		14,307		-		(32)		-		35,889
Financial expense		(76,859)		(39,565)		(8)		(28)		593		(115,867)
Financial income		1,860		6,346		-		5		(583)		7,628
Equity in results of consolidated subsidiaries		46,356		(26,342)		-				(20,014)		-
Investees		(580)		-		-		-		-		(580)
Other, net		(843)		(1,813)		-		(4)		-		(2,660)
Income tax		(4,695)		(372)		-		(22)		-		(5,089)
Minority interest in results of consolidated subsidiaries		-		64		-		-		(64)		-
Income (loss) from operations, net of tax		-		455		-		-		-		455

Loss for the period	US$	(45,403)	US$	19,967	US$	(26)	US$	110	US$	(20,051)	US$	(45,403)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2003 and for the year then ended

			Guarantors

			Wholly-owned			Less than
	Net Serviços		subsidiaries			wholly-owned	Non-guarantors				Net Serviços
	(parent company)		(combined)			subsidiary	subsidiary		Eliminations		(consolidated)

Statement of Cash Flows
Net cash provided by operating activities	US$	(557,879)	US$	155,761	US$	(28)	US$	(3)	US$	465,779	US$	63,630
Cash used in investing activities
Purchases of short-term investments		-		(11,505)		-		-		-		(11,505)
Acquisition of property and equipment		(9,867)		(13,000)		-		40		-		(22,827)
Acquisition of investments and advances		417,342		176,595		-				(595,117)		(1,180)
Proceeds from sale of equipment		1,019		3,554		-		(6)		-		4,567

Net cash provided by financing activities		-		-						-		-
Change in overdraft facilities , net
. Short-term debt
. Issuances		37		-		-				-		37
. Repayments		(86)		-		-				-		(86)
. Long-term debt
. Issuances		-		-		-				-		-
. Repayments		-		-		-				-		-
. Related party loans
. Issuances		80,198		754,367		29		1,077		(835,655)		16
. Repayments		(23,114)		(940,674)		-		(1,263)		965,045		(6)
Effect of exchange rate changes
on cash and cash equivalents		92,120		(83,327)		-		164		(52)		8,905
Cash and cash equivalents -
Beginning of period		260		6,969		-		4		-		7,233

Cash and cash equivalents - end of period	US$	30	US$	48,740	US$	1	US$	13	US$	-	US$	48,784

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of United States dollars)
Condensed consolidating statements at December 31, 2003 and for the year then ended
				Guarantors

	Net Serviços		Wholly-owned		Less than wholly
	(parent		subsidiaries		owned		Non-guarantors				Net Serviços
	company)		(combined)		subsidiary		subsidiary		Eliminations		(consolidated)

Statement of operations
Net revenue	US$	-	US$	382,847	US$	-	US$	809	US$	3,501	US$	387,157
Direct operating expenses		-		(221,586)		-		(503)		(3,496)		(225,585)
Selling, general and administrative expenses		(44,721)		(24,699)		(32)		(91)		26		(69,517)
Depreciation and amortization		(9,965)		(64,124)		-		(81)		-		(74,170)
Cumulative effect of accounting change		(367,733)		-		-		-		-		(367,733)
Other, net		15,440		(40,387)		-		15		-		(24,932)
Exchange gains (losses), net		(79,841)		(78,792)		-		(28)		-		(158,661)
Financial expense		(118,254)		7,319		(8)		(11)		(47,308)		(158,262)
Financial income		146,505		(186,199)		-		6		47,318		7,630
Equity in results of consolidated subsidiaries		(238,766)		331,947		-		-		(93,181)		-
Investees		(1,162)		-		-		-		-		(1,162)
Other, net		(2,508)		(2,241)		-		(1)		-		(4,750)
Income tax		-		(1,085)		-		(21)		-		(1,106)
Minority interest in results of consolidated suibsidiares		-		601				-		(601)		-
Income (loss) from operations, net of tax		-		(9,914)		-		-		-		(9,914)

Loss for the period	US$	(701,005)	US$	93,687	US$	(40)	US$	94	US$	(93,741)	US$	(701,005)

Statement of Cash Flows
Net cash provided by operating activities	US$	393,445	US$	(715,439)	US$	(36)	US$	189	US$	429,556	US$	107,715
Cash used in investing activities
Purchases of short-term investments		-		(8,522)		-		-		-		(8,522)
Acquisition of property and equipment		(8,731)		(29,223)		-		(5)		-		(37,959)
Acquisition of investments and advances		(236,504)		(51,482)		-				290,637		2,651
Proceeds from sale of equipment		105		8,519		-		7		-		8,631
Net cash provided by financing activities		-		-		-				-		-
Change in overdraft facilities , net
. Short-term debt
. Issuances		35,759		10,361		-				-		46,120
. Repayments		(30,166)		(72,100)		-				-		(102,266)
. Long-term debt
. Issuances		-		-		-				-		-
. Repayments		(684)		(106,739)		-				-		(107,423)
. Related party loans
. Issuances		320,338		256,151		36				(574,193)		2,332
. Repayments		(342,142)		486,915		-				(146,000)		(1,227)
. Capital contribution		91,961		-		-				-		91,961
Effect of exchange rate changes on cash and cash equivalents		(226,439)		219,379		-		(194)		-		(7,254)
Cash and cash equivalents -
Beginning of period		3,318		9,149		-		7		-		12,474

Cash and cash equivalents - end of period	US$	260	US$	6,969	US$	-	US$	4	US$	-	US$	7,233

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

16. Supplementary Information
	2003		Year ended December 31, 2004

	Balance at		Charges		Effect of		Balance
	Beginning		to		currency		at end
Descriptions	of the year		expense		variation		of the year

Allowance for doubtful accounts	US$	(14,951)	US$	(7,226)	US$	8,810	US$	(13,367)

Income tax valuation allowance	US$	(322,730)	US$	(166,648)	US$	(11,537)	US$	(500,915)

	2002		Year ended December 31, 2003

Allowance for doubtful accounts	US$	(11,916)	US$	(6,784)	US$	3,749	US$	(14,951)

Income tax valuation allowance	US$	(246,591)	US$	(51,747)	US$	(24,392)	US$	(322,730)

	2001		Year ended December 31, 2002

Allowance for doubtful accounts	US$	(10,011)	US$	(11,235)	US$	9,330	US$	(11,916)

Income tax valuation allowance	US$	(286,627)	US$	(86,337)	US$	126,373	US$	(246,591)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

17. Subsequent Events

a) Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares

On January 26, 2005, Globopar agreed to exercise its right to unconditionally acquire all of the 60,138,289 common shares issued by the Company’s and held by Bndespar, representing 7.26% of Company’s voting capital, at the total price of R$54,726, representing R$0.91 per common share.

The closing of the purchase and sale by means of price payment by Globopar to Bndespar and the transfer of the preferred shares to Globopar occurred on February 1, 2005, when the stockholders agreement dated July 11, 2002 was extinguished. A new stockholders agreement was celebrated assuring Bndespar the right to register such preferred shares in any public or private offering of the Company’s preferred shares and granting an annual right to request the Company to undertake a public offering of such preferred shares in Brazil.

On February 1, 2005, the stockholders Globopar, Distel and Romapar (collectively referred to as Globopar), and Latam do Brasil Participações S.A. (Latam), company indirectly controlled by Teléfonos de México, S.A. de C.V. (Telmex), announced that Latam acquired 60,138,289 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

17. Subsequent Events (Continued)

b) Consummation of the debt restructuring and capital increase

On March 18, 2005, the Company issued a Notice to Stockholders announcing the Company’s capital increase through a private offering with a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005). The total amount of shares to be issued will be 1,825,021,996 shares, comprised of 745,147,153 common and 1,079,874,843 preferred shares. Stockholders who have subscription rights may exercise such right until April 20, 2005. If any shares are left unsubscribed by the end of this period, the Company will make an auction, where Globopar and Telmex will subscribe, respectively, any exceeding common and preferred shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005). This commitment was established on an irrevocable and irreversible basis through a Subscription Agreement signed by the Company, Globopar and Telmex.

On March 21, 2005, Globo Comunicações e Participações S.A., Distel Holding S.A., Roma Participações Ltda., and UGB Participações S.A. (collectively referred to as Globo) subscribed 681,605,160 common shares and Latam do Brasil Participações S.A. (Latam), indirectly controlled by Teléfonos de México, S.A. de C.V. (Telmex) subscribed 54,096,360 common and 179,906,550 preferred shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005), resulting in a total amount of US$ 118,427 (equivalent to R$ 320,463 at March 22, 2005). At the same date, a new shareholders’ agreement was celebrated.

Additionally, Globo transferred its ownership in the Company as follows:
i. 802,494,433 common shares representing 51% of voting capital to GB Empreendimentos e Participações S.A., a subsidiary of Globo (51%) and Latam (49%), which holds 51% of the Company’s voting capital.
ii. 460,928,020 common shares representing 29.29% of voting capital to Latam do Brasil Participações S.A.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2004, 2003 and 2002
(Expressed in thousands of United States dollars)

17. Subsequent Events (Continued)

b) Consummation of the debt restructuring and capital increase (continued)

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal. At this date, the Company paid 40% of the total debt principal amount plus interest over the debt balance as of June 30, 2004, for the period between July 1, 2004 and March 21, 2005, using LIBOR plus 3% per year for U.S. dollar denominated debt, and CDI (Brazilian Interbank Interest Rate) plus 2% per year for the real denominated debt. To make this payment, the Company used approximately US$ 52,500 (equivalent to R$ 142,000 at March 22, 2005) of its own cash, approximately US$ 74,000 (equivalent to R$ 200,000 at March 22, 2005) from a bridge loan and approximately US$ 94,000 (equivalent to R$ 255,000 at March 22, 2005) from Globopar’s and Telmex’s share subscription according to their respective subscription rights in the context of the current capital increase. Additionally, Globopar will use approximately US$ 23,500 (equivalent to R$ 64,000 at March 22, 2005) of its credits with the Company to exercise the remaining share of its subscription rights.

The remaining amount to be received through the issuance of shares at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005), as a result of the private offering or through the auction, will be immediately used to settle the bridge loan and reestablish the cash used by the Company. If there is any proceed available, the Company should amortize an additional principal amount of the new debt.

Additionally, if the price per share increases beyond US$ 0.13 per share (equivalent to R$ 0.35 at March 22, 2005) during the auction, at least 80% of the exceeding amount will also be used to amortize the new debt principal.

The objective of this restructuring was to protect the Company, by having a debt amortization schedule compatible with the Company’s cash generation and that would allow the Company’s sustainable growth. Management believes that as a result of the current amortization schedule and the protection against interest and/or exchange rates volatility according with the new debt instruments, such objective was completely achieved.

See Note 9 for a description of the new debt.

Exhibit Number	Description

1.1	By-laws of Net Serviços de Comunicação S.A., as amended on October 30, 2002, together with an English-language translation thereof (incorporated by reference to Exhibit 1.1 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0- 28860) for the Fiscal Year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission).

2.1	Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicação S.A.), as Issuer, the Guarantors named therein, as Guarantors, and Wells Fargo Bank Minnesota, National Association, as Trustee, with respect to Net Serviços de Comunicação S.A.’s 12 5/8% Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

2.2	Supplemental Indenture, dated as of March 22, 2005, to the Indenture dated as of June 18, 1996, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and Wells Fargo Bank Minnesota, National Association, as Successor Trustee, with respect to Net Serviços de Comunicação S.A.’s 12 5/8% Senior Guaranteed Notes due 2004.

2.3	Indenture, dated as of March 22, 2005, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to Net Serviços de Comunicação S.A.’s 7.0% Senior Secured Notes due 2009.

2.4	7.0% Senior Secured Note due 2009 of Net Serviços de Comunicação S.A (included in Exhibit 2.3 hereof).

2.5	Indenture, dated as of March 22, 2005, among Net Sul Comunicações Ltda., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to Net Sul Comunicações Ltda.’s 7.0% Senior Secured Notes due 2009 and Senior Secured Floating Rate Notes due 2009.

2.6	7.0% Senior Secured Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.7	Senior Secured Floating Rate Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.8	Inter-Creditor Agreement, dated as of February 24, 2005, among Net Serviços de Comunicação S.A., its Subsidiaries listed therein, each Senior Secured Creditor, or an agent acting on behalf of such Senior Secured Creditor, and Banco Itaú S.A., as Collateral Agent (English - Language Translation).

Exhibit Number	Description

2.9	Stock Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation).

2.10	Asset Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation).

2.11	Quota Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation).

2.12	Receivables Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., Net São Paulo Ltda., Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors and the Centralizing Bank (English-language translation).

2.13	Receivables Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., Net Rio S.A., Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors and the Centralizing Bank (English-language translation).

2.14	Common Terms Agreement, dated as of March 14, 2005, among Net Serviços de Comunicação S.A., its Subsidiaries listed therein and the Senior Secured Creditors (English-language translation).

2.15	Debt Confession Agreements among Net Serviços de Comunicação S.A., its Subsidiaries listed therein and the Senior Secured Creditors party to the Common Terms Agreement (English-language translations).

2.16	Indenture, dated as of February 24, 2005, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and Planner Corretora de Valores S.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s Non-Convertible Debentures (English-language translation).

4.1	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K (No. 0-28860), dated April 8, 2005).

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation) (incorporated by reference to Exhibit 4.2 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year

Exhibit Number	Description

ended December 31, 2003, filed with the U.S. Securities and Exchange Commission).

4.3	Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.6 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.4	First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S. A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.5	Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicação S. A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicações e Participações S.A., Roma Participações Ltda., Net Serviços de Comunicação S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S. A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0- 28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.6	Subscription Agreement, dated as of February 4, 2005, among Net Serviços de Comunicação S.A., Globo Comunicações e Participações S.A., Distel Holdings S.A., Roma Participações Ltda. and Teléfonos de México, S.A. de C.V. (incorporated by reference to Exhibit 10.5 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

4.7	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (incorporated by reference to Exhibit 10.6 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange

Exhibit Number	Description

Commission on February 7, 2005).

12.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     We hereby agree to furnish to the Securities and Exchange Commission copies of any of our other long term debt instruments and agreements as the Commission requests.