Form 20-F
period 2005-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2006-06-01
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______ to _______
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

1,613,225,102	Common Shares, as of December 31, 2005
2,339,738,563	Preferred Shares, as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes                   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Act.

LARGE ACCELERATED FILER             ACCELERATED FILER            NON-ACCELERATED FILER

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                   No

		Page

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7

ITEM 3.	KEY INFORMATION	7

Selected Financial Data		7
Risk Factors		1

ITEM 4.	INFORMATION ON THE COMPANY	1

Business Overview		14
Strategy		14
History and Development of the Company		16
The Restructuring		27
Our Services		1
Operations		1
Network Technology		1
Pay-Television Customer Care		1
Sales and Marketing		1
The Social Responsibility Project		1
Competition		1
Licenses		1
Description of Property		1
Regulation		1
Legal Proceedings		13
Organizational Structure		50

ITEM 4A.	UNRESOLVED STAFF COMMENTS	52

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12

Overview		12
Results of Operations		18
Liquidity and Capital Resources		13
Brazilian Economic Environment		12

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	75

Directors and Board Practices		75
Executive Officers and Senior Managers		79
Indemnification		11
Compensation of Directors and Principal Executive Officers		11
Directors’ Service Contracts		11

i

ii

iii

Certain References and Information

     In this Form 20-F, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents 10 of our preferred shares.

     All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our consolidated financial statements as of and for each of the years ended December 31, 2003, 2004 and 2005. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2005 of R$2.3407 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On May 26, 2006, the rate of exchange was R$2.2520 per US$1.00. See “Item 3. Key Information—Exchange Rate Information.”

     Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2005.

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

  changes in governmental regulations applicable to our activities;

  changes in Brazilian economic conditions, including changes in interest rates, exchange rates, inflation and the performance of financial markets;

  the advent of new communication technologies or distribution systems that compete with our own;

  competitive pressures on product pricing and services, industry consolidation and the relative success and timing of our business strategies;

  our continued access to the capital we need to implement our business plan; and

  adverse changes in our liquidity;

  the amount of our debt; and

  the matters discussed under “Item 3. Key Information—Risk Factors.”

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

     The following table shows the commercial selling rate in reais per U.S. dollar for the periods and dates indicated:

Exchange Rate of Brazilian Currency per U.S. Dollar

	Low	High	Average(1)	Period-end

	(Reais per US$1.00)
Year

2001	1.9353	2.8007	2.3532	2.3204
2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0599	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.2070	2.6662	2.4125	2.3407
2006 (through May 26)	2.0586	2.3711	2.1730	2.2520

	Low	High

	(Reais per US$1.00)
Month
December 2005	2.1800	2.3735
January 2006	2.2116	2.3460
February 2006	2.1177	2.2217
March 2006	2.1067	2.2238
April 2006	2.0892	2.1542
May 2006 (through May 26)	2.0586	2.3711
_______________________________________
Source: Central Bank

     (1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

     On December 31, 2005, the commercial selling rate was R$2.3407 per U.S. dollar. On May 26, 2006, the commercial selling rate was R$2.2520 per U.S. dollar.

     Fluctuations in the exchange rate between the real and the U.S. dollar will affect the U.S. dollar equivalent of the real-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of operations data for the years ended December 31, 2001, and 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

     We maintain our financial records in Brazilian reais. However, our audited consolidated financial statements and the selected financial data set forth below are presented in U.S. dollars, our reporting currency. In order to prepare our consolidated financial statements, we translated our accounts from reais to U.S. dollars, on the basis described in note 2 to our consolidated financial statements. In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar. See note 2 to our audited consolidated financial statements.

Net Serviços de Comunicação S.A.
Consolidated Statements of Operations(1)

	Year Ended December 31,

	2001		2002		2003		2004		2005

	(US$ in thousands, except per share, per ADS data and ratios)

Revenues:
Pay-TV subscriptions	US$	502,783	US$	421,022	US$	431,578	US$	496,878	US$	668,804
Broadband subscriptions		9,480		12,516		16,676		34,259		87,422
Pay-Per-View revenues		19,389		16,614		17,152		20,939		30,012
Sign-on and hook-up fees(2)		20,456		9,294		8,846		8,430		10,431
Other services		11,581		10,308		10,035		13,823		19,272
Taxes and other deductions from revenues(3)		(92,644)		(82,597)		(91,972)		(107,125)		(155,276)

Net operating revenues		471,045		387,157		392,315		467,204		660,665

Operating cost and expenses:
Programming and other direct operating costs		(255,160)		(225,585)		(214,240)		(234,370)		(329,705)
Selling, general and administrative expenses		(99,856)		(69,517)		(77,163)		(109,761)		(148,264)
Depreciation and
amortization(4)		(220,521)		(74,170)		(63,727)		(56,736)		(68,160)
Impairment of goodwill		–		(2,773)		–		–		-
Other		(1,796)		(22,159)		(2,364)		4,430		2,990

Total operating costs and expenses		(577,333)		(394,204)		(357,494)		(396,437)		(543,139)

Operating income (loss)		(106,288)		(7,047)		34,821		70,767		117,526

     Net Serviços de Comunicação S.A.
Consolidated Statements of Operations(1)

	Year Ended December 31,

	2001		2002		2003		2004		2005

	(US$ in thousands, except per share, per ADS data and ratios)

Other income (expenses):
Monetary indexation expense, net; Gain (loss)
on exchange rate, net		(124,087)		(158,661)		35,889		25,650		29,869
Interest expense; Financial expense, net;
Interest income		(113,275)		(150,632)		(108,239)		(143,482)		(51,035)
Other income (expenses)		(4,033)		(5,912)		(3,240)		1,055		2,081

Total other expenses, net		(241,395)		(315,205)		(75,590)		(116,777)		(19,085)

Income (loss) from continuing operations
before income taxes		(347,683)		(322,252)		(40,769)		(46,010)		98,441
Income tax expense		(1,915)		(1,106)		(5,089)		(41,948)		(42,027)
Cumulative effect of accounting change(5)		–		(367,733)		–		–		–
Total discontinued operations(6)		125		(9,914)		455		(7,860)		–
Net income (loss)	US$	(349,473)	US$	(701,005)	US$	(45,403)	US$	(95,818)	US$	56,414

Earnings (loss) per common share, basic and
diluted
- Continuing operations	US$	(2.88)	US$	(1.80)	US$	(0.04)	US$	(0.08)	US$	0.01
- Discontinued operations		-		-		-		(0.01)		-

Net earnings (loss) per common share, basic
and diluted	US$	(2.88)	US$	(1.80)	US$	(0.04)	US$	(0.09)	US$	0.01

Earnings per preferred share, basic and diluted:
- Continuing operations	US$	-	US$	-	US$	-	US$	-	US$	0.02
- Discontinued operations		-		-		-		-		-

Net earnings per preferred share, basic and
diluted	US$	-	US$	-	US$	-	US$	-	US$	0.02

Weighted average number of common shares
outstanding (7)		296,741,468		994,742,530		1,067,138,046		1,067,138,046	3,770,121,861

Weighted average number of preferred shares
outstanding (7)		175,552,324		604,242,660		1,542,132,185		1,542,132,185	2,301,310,404

OTHER FINANCIAL DATA:
Cash flows provided by operating activities		33,302		107,715		52,125		25,627		26,827
Cash flows used in investing activities		(129,009)		(35,199)		(19,440)		(23,269)		(73,417)
Cash flows provided by (used in) financing
activities		46,484		(70,503)		(39)		(193)		4,486

	As of December 31,

	2001		2002		2003		2004		2005

	(US$ in thousands, except per share, per ADS and operating data)

BALANCE SHEET DATA
Assets:
Current assets	US$	77,554	US$	52,550	US$	115,151	US$	228,672	US$	306,846
Property and equipment, net		591,341		349,914		373,528		367,367		420,323
Investments and advances to equity								1,973		2,697
investees		3,198		857		2,403
Goodwill on acquisition of
consolidated subsidiaries, net		703,293		221,687		268,639		270,821		268,374
Other assets(8)		50,420		19,459		41,970		119,167		191,875

Total assets	US$	1,425,806	US$	644,467	US$	801,691	US$	988,000	US$	1,190,115

Liabilities:
Current liabilities(9)	US$	433,911	US$	477,954	US$	582,222	US$	439,369	US$	221,487

Long-term debt, less current portion(9)		413,055		–		–		330,554		313,108
Deferred sign-on and hook-up fee
revenues		29,890		19,980		23,899		26,029		20,842

Accrued expenses and other liabilities		90,422		110,283		198,461

Total liabilities		967,278		608,217		804,582		984,349		825,126

Advances for future capital stock:		131,154		–		–		–		–
Stockholders’ Equity (Deficit):	US$	327,374	US$	36,250	US$	(2,891)	US$	3,651		364,989

	As of December 31,

	2001		2002		2003		2004		2005

	(US$ in thousands, except per share, per ADS and operating data)

OPERATING DATA:
(at end of period, except for
average)
Total homes passed by cable,
excluding optical network		6,511,310		6,512,936		6,600,797		6,681,574		6,787,315
Total connected pay-television
subscribers		1,428,373		1,323,267		1,352,474		1,418,870		1,540,227
Cable penetration(10)		21.9%		20.3%		20.5%		21.2%		22.7%
Average monthly revenue per
subscriber(11)	US$	30	US$	27	US$	29	US$	33	US$	44
________________________________________

(1)	Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact our net income or financial condition.

(2)
Pursuant to Statement of Financial Accounting Standards, or SFAS, No. 51, “Financial Reporting by Cable Television Companies,” sign-on and hook-up fee revenues are recognized currently up to the amount of related direct selling expenses, with the excess deferred and recognized as revenue ratably over ten years (the estimated average period during which we expect subscribers will remain connected to the network). As of December 31, 2001, 2002, 2003, 2004 and 2005, accumulated sign-on and hook-up fee revenues deferred for future recognition aggregated US$29.9 million, US$20.0 million, US$21.6 million, US$19.7 million and US$17.8 million, respectively

(3)	Taxes and other deductions from revenues consist primarily of:
  ICMS value-added tax - The ICMS tax is a value-added tax levied at a rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which the Company and its subsidiaries operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.

  ISS municipal tax - The ISS tax is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.

  PIS-related federal tax - A federal tax related to the PIS is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services.

  COFINS federal social security tax - The COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services.

  FUST and FUNTTEL taxes - The FUST and FUNTTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTTEL are levied at the rates of 1.0% and 0.5%, respectively.
(4)
In 2001, we depreciated our cable plant at a rate of 12.5% to 20.0% per year. Since January 1, 2002, we have depreciated our cable plant at 6.7% to 8.3% per year due to upgrades made to our cable plant in connection with building a two-way communication system that allowed us to introduce our broadband Internet service, NET Virtua. We concluded that this upward revision to the estimated useful life of our cable plant was appropriate. The decrease in depreciation rate reduced our depreciation expense by US$8.1 million in 2002. In addition, in connection with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” in January 2002, we ceased amortizing goodwill, which decreased amortization expenses by US$63.7 million in 2002 as compared to 2001. See also note 5 below.

(5)
Upon adoption of SFAS No. 142, we recorded this non-cash charge to reduce the carrying value of goodwill. Since this charge was recorded for the first time in 2002, reflecting a change in accounting principles, the impairment losses were recognized as non-operational.

(6)
To comply with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as a result of the sale of Vicom Ltda., or Vicom, on August 30, 2004, Vicom’s results from operations are reported as “discontinued operations.” Prior years’ results were restated to comply with SFAS No. 144. .

(7)
In June 2004, we adopted provision 03-6 (“Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”), of the Emerging Issues Task Force, or EITF, and restated the prior period’s earnings per share to account for the effect of this provision. The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a re sult of losses incurred by the issuer. Our preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss exclude the preferred shares.

(8)	Includes judicial deposits, deferred income tax, income tax recoverable and other assets.

(9)
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

(10)	Period-end connected subscribers divided by homes passed.

(11)	Average monthly revenue per subscriber is calculated by dividing our subscription revenues for the period presented by the average number of connected subscribers for that period.

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

     Our broadband Internet provider, NET Virtua, faces significant competition from other broadband Internet providers of asymmetric digital subscriber line, or ADSL, technology.

     We cannot assure you that demand for our new services, such as digital cable television, near video-on-demand and voice, will be sufficient to recover our costs of developing and marketing such services.

We may not be able to keep pace with developments in technology.

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

     Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected due to expected higher growth rates. In addition, we incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability. See “Item 4. Information on the Company—Customer Service and Management of Churn.”

Increases in our programming costs would adversely affect our cash flow and operating margins.

     Programming has been, and is expected to continue to be, our largest operating expense, representing 32.7% and 30.2% of our net operating revenues in 2004 and 2005, respectively. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

     Historically, the amounts charged to us under our programming agreements had been denominated in U.S. dollars. During 2003, we entered into negotiations with our programmers through Net Brasil S.A., or Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. As of December 31, 2005, substantially all of our programmers were accepting payment as if our programming costs were denominated in reais instead of in U.S. dollars.

     However, we have agreed with one of the programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount, which is denominated in U.S. dollars, to this programmer. In addition, we have only entered into definitive agreements, which provide that we are charged for programming in reais instead of in U.S. dollars, with programmers representing approximately 75% of our total programming costs. We remain in the process of formalizing an agreement relating to the remaining 25% of our programming costs. Until this agreement is finalized, we cannot assure you that the programmer with which we have not entered into definitive agreements will continue to charge us for programming in reais instead of in U.S. dollars.

     If the programmer with which we have not entered into definitive agreements was to charge us for programming in U.S. dollars instead of reais, or if we do not achieve the agreed level of subscribers with the programmer with which we have agreed to guarantee this level of subscribers, and if the real were to depreciate significantly against the U.S. dollar, our cash flows and operating margins could be materially adversely affected.

We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

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

Piracy could negatively affect our revenues.

     “Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Brazilian pay-television service providers experience a high rate of piracy, mainly due to Brazil’s economic environment. If we are not able to control levels of piracy under our network, our revenues could be negatively affected.

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

The Internet access portion of our business is subject to a number of factors that could adversely affect its growth and performance.

     Our business plan depends in part on the continued growth of our broadband Internet service, NET Virtua. Only a limited number of households currently use the Internet in Brazil. If Internet usage, and specifically broadband Internet usage, does not increase, declines or evolves away from the technologies in which we invest, our business and results of operations could be materially adversely affected.

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

     We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations. The most significant of these potential additional taxes on our network is the tax on the use of public thoroughfares (which includes the installation and passage of cables), or “shadow” tax. Since 1999, several Brazilian municipalities, which currently contain approximately 75% of our subscribers, passed legislation imposing a shadow tax. This tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. We have approximately 19,418,000 meters of installed cable in the municipalities where this tax exists.

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

Our current major shareholders control most of our corporate transactions and their interests may differ from yours.

     Globo Comunicação e Participações S.A., or Globo, Distel Holdings S.A., or Distel, a wholly-owned subsidiary of Globo, and Teléfonos de México, S.A. de C.V., or Telmex, through its subsidiary Embratel Participações S.A., or Embratel, own, directly or indirectly, approximately 99% of our common shares. We are indirectly controlled by Grupo Globo (as defined below), but Telmex has significant approval rights under the new shareholders’ agreement by and among Grupo Globo, Embratel, GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Telmex. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

     Telmex could have significantly different interests in Net Serviços and our operations than Globo and Distel (which we refer to collectively as “Grupo Globo” in this Form 20-F), and/or may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it has provided to us historically. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission and Internet services.

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

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  a change or repeal of provisions of our by-laws that alter or modify any Bolsa de Valores de São Paulo, or Bovespa, (the Brazilian stock exchange) requirements.

     Accordingly, the interests of our major shareholders Grupo Globo and Telmex may conflict with the interests of holders of our preferred shares, and Grupo Globo and/or Telmex may cause us to act in a manner divergent with the interests of such holders.

     We depend on key members of our senior management. Any difficulty in hiring new managers could adversely affect our ability to operate our business.

     Our business is managed by a small number of key senior managers. The loss of any of these individuals could materially affect our business. In addition, our success depends on our ability to continue to attract and recruit qualified scientific, technical, managerial and administrative personnel. Competition for qualified personnel in Brazil is strong, and there are generally a limited number of professionals with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain such managers, nor can we assure you that we will be able to find new qualified senior managers, should the need arise. A failure to either retain or to hire new qualified senior managers could adversely affect our business.

Risks Related to Brazil

     The upcoming presidential election in October 2006 may lead to market instability or an economic downturn in Brazil.

     The next Brazilian presidential election will be held in October 2006. The electoral process could lead to additional friction among political parties and the executive branch officers, which could potentially cause political and economic instability.

     During the last Brazilian presidential election in 2002, uncertainty around the election outcome led to instability in Brazilian capital markets and a significant depreciation of the real. Since that time, the Brazilian economy has improved and the real has appreciated significantly. We cannot guarantee, however, that the current election will not result in political and economic instability similar to that which took place in 2002. We cannot predict what effects the presidential election or the policies of the next administration will have on the Brazilian economy or on the continued willingness of international capital markets to invest in Brazilian companies.

     Eight other Latin American countries will also have presidential elections during 2006, including Mexico, Colombia, Peru and Venezuela. We cannot predict the outcome of these elections and any resultant economic, social or political instability or the willingness of international investors to invest in Latin America.

     Allegations of political corruption against the Brazilian federal government could create economic and political instability.

     In 2005 and 2006, the federal government has faced allegations of political corruption. Several politicians have been accused of influencing other government officials in exchange for political support. As a result, a number of politicians, including President Luis Inácio Lula da Silva’s chief of staff and the Minister of Finance, resigned. These allegations appeared to weaken President Luis Inácio Lula da Silva and threatened to endanger his economic and political reforms. In addition, in recent months, members of the Brazilian executive and legislative branches of government have been investigated as a result of allegations of unethical or illegal conduct. It is impossible to foresee the possible conclusions of these investigations and whether these conclusions will adversely affect the Brazilian economy. As a result, these uncertainties, allegations of unethical or illegal conduct or other future developments in the Brazilian economy may adversely affect us and our business and results of operations. We cannot predict whether these allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

A downturn or increased volatility in the Brazilian economy or the depreciation of the real could adversely affect our revenues, cash flows and profitability.

     All of our operations and customers are located in Brazil. Therefore, our results of operations and financial condition depend upon the level of economic growth in Brazil, and, consequently, upon customer demand for our services. Currently, the Brazilian economy continues to face weaker economic growth compared to other emerging markets. There can be no assurance that such economic weakness will not be prolonged or become more severe in the future. Weakness in the Brazilian economy has adversely affected our subscriber and revenue growth in the past. Continued economic weakness would lead to shortfalls in our revenues and subscriber levels and could have an adverse impact on the market price of our preferred shares and ADSs.

     Although the real increased in value by approximately 11.8% against the U.S. dollar in 2005, from an exchange rate of R$2.6544 to US$1.00 on December 31, 2004 to an exchange rate of R$2.3407 to US$1.00 on December 31, 2005, the real has historically suffered several major depreciations against the U.S. dollar and has generally decreased against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Within this general trend of depreciation, Brazilian currency has shown high volatility. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the medium or long term. Accordingly, depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

     Our revenues are in reais and a significant percentage of our capital expenditures, including network equipment costs, are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased cash flows.

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

     Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation during the last twelve years reaching as high as 1,174.7% in 1992, 2,567.3% in 1993 and 1,246.6% in 1994, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to the IGP-M, was 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

Developments in, and the perception of risk in, emerging market economies may impede our access to international capital markets and adversely affect the market price of our preferred shares and ADSs.

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

     Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as the Company, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission), or the CVM, within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments. Due to our accumulated net loss and the fact that we are seeking new growth opportunities, historically, we have never declared or paid any cash dividends, nor made any cash distribution on our shares, including the preferred shares underlying our ADSs. We do not expect to make any cash distribution in the near future.

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

Brazilian securities markets are volatile and less liquid than US securities markets, which could negatively affect the market value of your ADSs.

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States and are not as highly regulated or supervised as U.S. markets. The relatively small market capitalization and illiquidity of Brazilian equity markets may cause the price of securities of Brazilian issuers to fluctuate, whether such securities trade in the domestic or an international market. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2005 share trading volume, had a market capitalization of approximately US$482.1 billion as of December 31, 2005 and an average daily trading volume of approximately US$563.6 million for 2005. In comparison, the Nasdaq National Market had a market capitalization of US$3.8 trillion as of December 31, 2005 and an average daily trading volume of approximately US$3.6 billion for 2005.

     The market for our preferred shares and our ADSs has experienced significant price and volume fluctuations. In 2003, the prices of our ADSs increased 169%. In 2004, the prices of the ADSs decreased 21%. In 2005, the prices of our ADSs increased 102%.

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

     As of March 31, 2006, there were approximately 11.7 million of our ADSs outstanding. The average daily trading volume for our ADSs on the Nasdaq National Market during 2005 was approximately 68,000 ADSs per day, equivalent to approximately US$259,000 per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States.

ITEM 4. INFORMATION ON THE COMPANY.

Business Overview

     We are the largest pay-television operator in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2005, we had approximately 1.5 million connected subscribers in 44 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are also the leading provider of high-speed cable modem Internet access through our NET Virtua service, which had approximately 367,000 subscribers as of December 31, 2005. Our advanced network of coaxial and fiber-optic cable covers over 36,000 kilometers and passes approximately 6.8 million homes. In 2005, we had operating revenues of US$815.9 million. As of December 31, 2005, approximately 37% of our network had two-way communication capability.

     Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name and broadband Internet service under the “NET Virtua” brand name.

     In 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. In 2006 we began to offer digital cable services to our subscribers in Porto Alegre. Through providing digital cable services, we are able to offer subscribers additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

     In 2005, we launched the Mega Portfolio for our broadband service, offering speeds of 2Mgps, 4Mgps and 8Mgps to the subscribers to our broadband service. Through this lortfolio, we are able to offer subscribers high speed connections to the Internet.

     During 2006, we, in partnership with Embratel, launched a voice service under the “NET Fone Via Embratel” brand name, which marked our entry in the triple play market (joint offering of video, voice and data services). The new product, which uses voice over internet protocol technology, works like a conventional phone line and allows the user to make local, long distance and international calls to any telephone or handset, which calls are charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Initially, subscribers will have the benefit of making calls between Net Fone subscribers, for free within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services, by offering to its subscribers another quality service option. As of the date hereof, the service is available in the cities of São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

Strategy

     Our strategy is to become the leading provider of entertainment and communications services in Brazil focusing on the residential market. We aim to maintain our position as Brazil’s leading provider of pay-television services and to continue growing our broadband business. We have also begun to roll out a voice offering through a partnership with one of our shareholders, Embratel. This is crucial in our strategy to develop a triple play offering as part of our long term objective of being a multiservice company. We will continue to support our growth through our own internal cash flow generation. In order to achieve our goals, we are undertaking the following business and financial initiatives:

Business Initiatives

  Pursue accelerated growth in the short term. We focus our marketing and sales efforts on our existing customer base and on the potential customers already passed by our network. Through this two-fold, targeted marketing approach we hope to encourage existing customers to migrate to higher-end programming packages and to purchase value-added services, while at the same time encouraging those who do not yet subscribe to our services to join our subscription base.

  Continue the growth of NET Virtua, our broadband Internet service. Since 2003, we have increased our investment in our broadband Internet service. Broadband Internet has an attractive marginal return. The main processes involved in NET Virtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. Since its launch, NET Virtua’s Mega Portfolio has been an important driver to support this growth.

  Continue to roll-out digital cable. In 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. In 2006, we began to offer digital cable services to our subscribers in Porto Alegre. This allows us to increase the number of pay-per-view channels and to offer new services such as audio channels, near video-on-demand and an interactive programming guide.

  Enhance the triple play offer. In 2006, we began to offer voice services, which marked our entry in the triple play market (joint offering of video, voice and data services). We aim to increase the number of subscribers that are using a higher number of our services, and thereby to increase our share of wallet with respect to our customers’ spending on entertainment and communication.

  Provide reliable, high quality products and responsive customer service.
  We view our business as a service business, and, therefore, we have been working hard to provide high quality products and services and achieve certain levels of customer satisfaction, both in terms of our cable and broadband Internet products and in our responsiveness to our customer inquiries.

Financial Initiatives

  Self funding of our business growth. Our growth is expected to be funded in the near term through our own cash flow generation.
  Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures on services where we believe we can achieve better returns on our investments. Pursuant to this plan, we target our capital spending on subscriber acquisition, principally in high and middle income, urban areas, where we anticipate greater demand for broadband, basic and digital cable and advanced services.

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

History and Development of the Company

     Under our previous name, Multicanal Participações S.A., or Multicanal, we first listed our ADSs on the Nasdaq National Market in October 1996. In late 1997, our major shareholders at the time sold their interests in us to Globo. Following that transaction, the principal shareholders of Multicanal were Globo and União Comércio e Participações, the latter of which was at the time a wholly-owned subsidiary of Banco Bradesco S.A.

     In September 1998, Multicanal acquired certain cable assets and related liabilities of Globo and changed its name to Globo Cabo S.A. The assets we acquired from Globo included a 50% interest in Unicabo and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., Net Rio S.A., or Net Rio, and Net Brasilia Ltda.

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

     Consistent with our strategy of focusing our resources towards the residential market, in August 2004, we sold Vicom, a company that we acquired in July 2000, which offers corporate customers data transmission services via satellite, hybrid fiber-coax, or HFC, network and radio circuits.

     In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A. In December 2002, we ceased making payments on our outstanding debt. In March 2003, we started negotiations with our creditors and in March 2005, we completed the restructuring of our outstanding indebtedness. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain growth from our own cash generation, making us independent of capital markets conditions.

     Since these acquisitions were made, we have been working towards the integration of our various operations. During 2001, we completed the consolidation of administrative and commercial policies, including conforming disconnection policies and prices. During 2002 and 2003, we worked to improve and integrate the systems to these operations. Since 2003, we have resumed media advertising, improved our sales infrastructure with the creation of local points of sale, and changed both the supplier of our call center services and the way we compensate our telemarketers. During 2004, we continued to use media advertising and the local points of sale strategies implemented in 2003, and our sales through a passive call center remained in place. In 2005, we started seeking new growth opportunities. As a consequence, we have developed new sales channels, such as sales through the retail market and condominium sales department and started to be more aggressive through an active call center.

The Restructuring

     In 2005, we completed the restructuring of our outstanding indebtedness. The restructuring culminated a process that began in December 2002, when we ceased making payments on our outstanding debt.

     In connection with the debt restructuring, on February 4, 2005, we issued 745,147,153 of our common shares and 1,079,874,843 of our preferred shares. We initially offered all of such shares in a private offering to the then holders of our common and preferred shares at a price of R$0.35 per share, and an aggregate of 735,702,026 common shares and 1,054,190,593 preferred shares were sold to such shareholders and their assignees in the private offering. The remaining 9,445,127 common shares and 25,684,250 preferred shares that were not subscribed for by our shareholders or their assignees were subsequently auctioned at the Bovespa on May 9, 2005 at a price of R$0.51 per share and R$0.63 per share, respectively. Pursuant to the terms of the instruments governing our senior secured debt, an aggregate amount of R$53.0 million (US$20.0 million) was then used to prepay a portion of our debt.

     In the restructuring, we repaid 40% of the principal amount of our outstanding debt plus accrued interest thereon as of June 30, 2004 for the period between July 1, 2004 and March 21, 2005 at LIBOR plus 3% per year for our U.S. dollar denominated debt, and CDI plus 2% per year for our real denominated debt. We funded this repayment using approximately R$142.0 million (US$52.5 million) of our own cash, approximately R$200.0 million (US$74.0 million) of proceeds from a bridge loan from a Brazilian financial institution and approximately R$255.0 million (US$94.0 million) from the proceeds of Grupo Globo’s and Telmex’s share subscription in connection with the private offering discussed below. Additionally, Grupo Globo used R$64.0 million (US$23.8 million) of indebtedness which we owed to them to subscribe for shares in the private offering. The remaining amount received by us through the issuance of common and preferred shares at a price of R$0.35 per share in the private offering was used to pay off the bridge loan on April 22, 2005 and to improve our cash position.

     In connection with our restructuring, on June 27, 2004, Grupo Globo entered into a series of agreements with Telmex and its wholly-owned subsidiary Latam, pursuant to which Telmex, through Latam, became a significant shareholder in us. Pursuant to those agreements Telmex, through Latam, purchased 54,096,360 of our common shares and 179,906,550 of our preferred shares and Grupo Globo purchased 681,605,160 of our common shares in the private offering referred to above. Immediately following such share issuance, and at the same time as the closing of our restructuring, Grupo Globo (i) transferred 802,494,431 common shares, representing 51% of our common shares then issued and outstanding to GB Empreendimentos e Participações S.A., or GB, a special purpose company formed by Grupo Globo to control us (ii) sold to Latam 49% of the voting interests of GB and 100% of the non-voting interests of GB (while retaining 51% of the voting interests of GB) and (iii) sold to Latam an additional 224,928,532 common shares, equivalent to 14.3% of our common shares then issued and outstanding. One-third of the capital of GB consists of voting shares, with non-voting shares representing the remaining two-thirds. In October 2005, as a consequence of Latam’s acquisition by Embratel, Embratel became the holder of our shares. On May 18, 2006, Embratel acquired from Grupo Globo 200,000,000 of our preferred shares. Accordingly, as of May 26, 2006, Telmex owned, directly or indirectly through Embratel and GB, 42.1% of our outstanding equity shares. Grupo Globo continues to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our new shareholders’ agreement.

     On September 14, 2005, we issued the Non-Convertible Debentures – 5th Public Issuance, or Debenture 5th Public Issuance, amounting to US$279.0 million (R$650.0 million equivalent at that date), a substantial portion of the net proceeds from which were used to prepay the restructured debt.

     In September and October 2005, using a substantial portion of the net proceeds of the issuance of the Debenture 5th Public Issuance, we prepaid a total principal amount of US$234.2 million and paid the scheduled interest of US$6.1 million related to the restructured debt. In April 2006, we concluded the prepayment of our restructured debt.

     Through these steps, we achieved our objective of having a debt amortization schedule compatible with our cash generation, which would allow us to sustain growth independently of capital markets conditions.

Our Services

     We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet service and telephony service. We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. In 2004, for instance, we rolled out digital cable television services to our customers in Rio de Janeiro and São Paulo and in 2006 we began to offer digital cable television services to our customers in Porto Alegre. As of December 31, 2005, we had approximately 1.5 million pay-television subscribers and 367,000 broadband Internet subscribers.

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

     According to Pay-TV Survey No. 109, published in March 2006, we provided service to approximately 37% of Brazil’s pay-television subscribers as of December 31, 2005.

Our Programming Packages

     We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$49.90 (US$21.31) to R$179.90 (R$76.86) . We divide our packages into three major categories: top, which includes the Digital, Premium, Advanced and Plus packages; intermediate, which is represented by the Master package; and basic, which is represented by the Standard package.

     We offer digital cable services to our subscribers in Rio de Janeiro, São Paulo and Porto Alegre. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at pre-determined times.

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

     Our revenues from pay-per-view events are seasonal, based largely on the soccer season, and accounted for approximately 3.7% of our total gross revenues for 2005.

Programming Sources

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil and all new international content from sources outside of Brazil, for our own account and benefit. On June 27, 2004 we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

     We have agreed with one of the programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount, which is denominated in U.S. dollars, to this programmer. Historically, our subscriber base has never been below this level and we have been charged as if this programming cost is fixed in reais.

Broadband

     In April 2000, we launched NET Virtua. NET Virtua is the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil, both by number of subscribers. As of December 31, 2005, NET Virtua was available in the following twelve Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Santos, Sorocaba, Curitiba, Porto Alegre, Campinas, Florianópolis, Campo Grande and Goiânia, reaching approximately 2.5 million homes and serving 367,000 residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband separately from other services.

     According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2005, we provided broadband Internet service to approximately 9.6% of Brazil’s broadband subscribers.

Our Service Packages

     As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Toward that end, we currently offer through NET Virtua Internet connection speeds ranging from 200 Kbps to 8 Mbps with monthly subscription fees that range in price from R$64.90 (US$27.73) to R$219.90 (US$93.95), as of December 31, 2005.

Voice

     In March 2006, we launched, in partnership with Embratel, our voice product, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed to the residential market and complements our existing video and data services by offering to its subscribers an alternative voice service option. As of the date hereof, the service is available in the cities of São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

Our Service Packages

     We currently offer through NET Fone Via Embratel a voice service with a minimum monthly subscription fee of R$34.90 (US$14.91) .

Operations

Subscriber and Operational Data

     In building our network and marketing our services, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

As of December 31, 2005

Total connected pay-television subscribers	1,540,227
Total connected broadband subscribers	366,456
Total kilometers of cable network	36,013
Total kilometers of bidirectional cable network	9,517
Total homes passed	6,787,315
Total bidirectional homes passed	2,488,113
Average pay-television penetration(1)	22.7%
Average broadband penetration(2)	14.7%

(1) Defined as total connected pay-television subscribers divided by total homes passed.
(2) Defined as total connected broadband subscribers divided by total bi-directional homes passed.

Regional Data

     In 2005, we reorganized our operations to facilitate operational review. We now manage our operations as six regional clusters as follows :

     Region 1. This cluster covers São Paulo, the largest pay-television market in Brazil (measured in terms of homes passed and active subscribers).

     Region 2. This cluster covers the city of Rio de Janeiro.

     Region 3. Region 3 includes Porto Alegre, Curitiba, Florianópolis and the Litoral and Interior of Southern region.

     Region 4. Region 4 includes Campinas, Indaiatuba, Jundiaí, Piracicaba, Sorocaba and Santos.

     Region 5. Region 5 includes Belo Horizonte, Recife, Anápolis, Goiânia and Brasilia.

     Region 6. Region 6 includes Arapongas, Baurú, Campo Grande, Franca, Londrina, Maringá, Ribeirão Preto, São Carlos and São José do Rio Preto.

Network Technology

General

     Cable television utilizes a broadband network employing radio frequency transmission over fiber-optic and/or coaxial cable lines to transmit multiple channels carrying images, sound, voice and data between a central facility and the subscriber’s television set. A cable system consists of three major parts:

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

Cable Network

     Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-top box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz, and 750 MHz or above. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including pay-per-view services, digital cable, voice service and Internet access.

     At December 31, 2005, our cable network totaled 36,013 kilometers. The following table sets forth, as of December 31, 2005, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

26%	750 MHz or above
59%	550 MHz
15%	450 MHz or less

     As of December 31, 2005, we had coded, or “scrambled,” the signal of 53% of the homes we passed, with the objective of reducing piracy.

     As of December 31, 2005, we had activated two-way, or bi-directional, technology for 2.5 million homes passed. This technology permits us to offer broadband Internet and voice services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

     At December 31, 2005, our network consisted of 2,878 fiber nodes that we estimate fed on average 2,400 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through NET Virtua and voice service through NET Fone Via Embratel.

     A substantial portion of our network consists of aerial cables (as opposed to buried cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee.

     In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed-line telephone utilities. We are required to pay Telemar a monthly fee in Belo Horizonte under this lease.

     We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2005, of 1,961 employees, as well as by employing independent contractors.

MMDS

     In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with approximately 27,000 subscribers. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded. See “—Pay Television Customer Care—MMDS.”

Pay-Television Customer Care

Customer Service and Management of Churn

     In November 2003, we changed our outsourced customer service suppliers to TNL Contax S.A., or Contax, which started to operate our customer service centers, with aggressive targets for service quality. We have seen improvement in customer service resulting from our change to Contax.

     We believe that by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Our annual churn rate has been stable in the range of 13% to 14% since 2003, as indicated in the table below:

Year	Churn Rate

2005	13.8%
2004	12.8%
2003	13.8%

     In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Our annual bad debt expense, as a percentage of revenue, has been stable since 2003, as indicated in the table below:

Year	Bad Debt as a Percentage of Net Revenues

2005	1.2%
2004	1.2%
2003	1.4%

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

  targeting marketing opportunities based on demographic data; and

  employing the “NET”, “NET Virtua”, “NET Digital” and “NET Fone Via Embratel” brand names to promote subscriber awareness and loyalty.

     To increase subscriber penetration and the level of services used by our customers, we use coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail, retail sales, condominium sales channel and outsourced customer service centers. Each of these marketing techniques focuses on minimizing our cost of acquisition of new customers.

The Social Responsibility Project

     We have an ongoing social responsibility project in which we participate in community projects in areas in which we operate. One of these programs is “Net Educação” (Net Education), a broad social responsibility project emphasizing the training of public schoolteachers throughout Brazil. Net Educação was implemented in January 2004 and is backed by the United Nations Education, Scientific and Cultural Organization and the São Paulo State Education Secretary. Net Educação oversees the installation of pay-television stations in schools that join the project and provides academic support through the Internet portal www.neteducacao.tv.br. Net Educação also transmits an educational program through one of our cable channels.

Competition

     According to Pay-TV Survey No. 109, published in March 2006, we provided service to approximately 37% of Brazil’s pay-television subscribers as of December 31, 2005. In addition to other pay-television providers, such as satellite direct-to-home, or DTH, we compete with broadcast television and sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition may emerge as a result of changing technology. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

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

Cable Overbuilds

     According to Pay-TV Survey No. 109, as of December 31, 2005, the Brazilian cable industry consisted of 47 cable operators in approximately 190 municipalities, serving an estimated 2.5 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in the cities of São Paulo, Curitiba, Florianópolis, Pelotas, Santos and Belo Horizonte.

MMDS

     Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 109, as of December 31, 2005, it was estimated that MMDS accounted for approximately 6% of pay-television services in Brazil. We accounted for approximately 12% of all MMDS subscribers in Brazil.

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

Broadband

     Broadband Internet access is currently being offered in Brazil primarily by telephone companies and cable television operators. Cable technology has a competitive advantage over ADSL technology. In addition to higher speeds, broadband cable modem subscribers can download and upload at the same speed while ADSL subscribers experience asymmetrical speeds between download and upload.

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

Description of Property

     We own most of the fixed assets essential to our operations. As of December 31, 2005, our major fixed assets were:

  36,013 kilometers of coaxial cable, of which 6,210 kilometers have fiber-optic capability;

  set-top boxes and cable modems for subscribers’ homes;

  electronic transmission, receiving, processing and distribution equipment;

  microwave equipment; and

  antennas.

     We lease some of our distribution facilities from third parties. These facilities include space on utility poles and underground ducts where we place portions of our cable systems, roof rights and land leases which we use to place some of our hub sites and headends and certain portions of the fiber-optic network of the Minas Gerais state telephony company.

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

     Anatel Resolution 411, issued on July 14, 2005, and effective as from January 2006, established mandatory goals for pay-television services in Brazil known as the General Plan of

Quality Goals for Pay-Television Services, or PGMQ. The PGMQ establishes a total of ten goals, which are divided into four different groups:

•	Service Quality Goals. We are required to comply with the following three goals:

	1.	Do not exceed certain levels of total received complaints to total connected subscribers;

	2.	Achieve certain levels of total requested installations; and

	3.	Achieve certain levels of not charging subscribers 24 hours after disconnection request.

•	Costumer Service Goals. We are required to comply with the following four goals:

	1.	Respond to complaints from subscribers within 7 business days;

	2.	Reduce subscriber wait time to less than 20 minutes at our customer relations departments;

	3.	Achieve certain levels of total received subscriber calls; and

	4.	Respond to subscriber calls received at our call centers within 20 seconds.

•	Billing Goal. We are required to comply with the following goal;

	1.	Do not exceed certain levels of incorrect bills.

•	Service Continuity Goals. We are required to comply with the following two goals;

	1.	Solve any service interruption within 24 hours; and

	2.	Solve subscriber requests for necessary equipment repairs within 24 hours.

     In addition, if we do not comply with PGMQ goals, Anatel may impose on us several penalties, such as warnings, fines, temporary suspensions and revocation of our licenses. We must, and we expect to, comply with this resolution in July 2006. To fully comply with PGMQ goals we have reviewed many internal procedures, which may lead to additional costs.

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

     Since their establishment in Brazil, MMDS services have been operated on two frequency ranges: 2,500-2,690 MHz and 2,170-2,182 MHz. Anatel Resolution 429, issued and effective on

February 13, 2006, provided that the latter frequency range (2,170-2,182 MHz, or the “SCM Range”) will no longer be available for MMDS services. Instead, the SCM Range will be used primarily for multimedia communications services, or SCM. Authorizations for the operation of MMDS services on the SCM Range that were granted by Anatel prior to February 13, 2006 will remain valid until their respective expiration dates. We have requested from Anatel extensions for the maximum period available for our authorizations to operate MMDS services on the SCM Range. We do not expect Anatel Resolution 429 to have a material impact on our operations in the near term.

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

Multimedia communications service

     Anatel issued the SCM Regulation, Resolution No. 272 of August 9, 2001, which permits the offering of capacity for transmission, emission and reception of multimedia information in the format of audio signals, video, data, voice and other sounds, images, texts and other information of any nature, to subscribers within the same area of service, using any means.

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

Legal Proceedings

     We are party to several tax, civil and labor proceedings, both administrative and judicial, arising out of our regular course of business. In some cases, we have reserved certain amounts to cover potential losses with respect to such proceedings, based on the opinion provided by our independent legal consultants. With respect to labor proceedings, provisions are based on the monthly average of payments, including all taxes and charges payable, corresponding to the labor proceedings settled over the past 24 months. The table below sets forth the reserves established for administrative and judicial tax proceedings, civil litigations and labor proceedings as of December 31, 2005:

(US$; in millions)

Tax related matters	242.3
Labor related matters	12.9
Civil related matters	9.5

Total	264.7

     Of the US$264.7 million of provisions listed above, US$137.9 million is currently being disputed in court and US$126.8 million relates to potential losses regarding administrative proceedings which have been brought against us and judicial or administrative proceedings which may be brought against us in the future.

Administrative tax proceedings

IOF

     From 1999 to 2004 we and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have made provisions in the amount of US$65.0 million with respect to these potential income tax and IOF assessments. If we are assessed income tax and IOF on the transfers by the Federal Internal Revenue, the assessments could materially and adversely affect our operating results.

IRPJ and CSLL

     In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltd. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. Cabodinâmica is awaiting a decision on its defense, and it has made provisions of approximately US$4.3 million with respect to this matter.

ICMS

     The Secretary of the State of Rio de Janeiro Internal Revenue Service, or State Internal Revenue, has issued several tax assessment notices against Net Rio S.A. claiming that Net Rio S.A. has excluded subscription fee payments from the ICMS tax basis. The aggregate amount Net Rio S.A. allegedly owes is approximately US$7.0 million. In its defense, Net Rio S.A. has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, the subscription fee payments should not be considered as ICMS taxable income. Some of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, five judicial tax collection proceedings, in the aggregate amount of approximately US$ 8.3 million, were filed against Net Rio S.A. to enforce the payment of the ICMS. Net Rio S.A. deposited with the court US$3.7 million and has provided a guarantee of approximately US$8.5 million.

     Net Rio S.A. has made provisions in the amount of approximately US$1.8 million through December 31, 2005 with respect to the tax assessment notices. The provisions were made assuming an ICMS tax rate of 5%, which is the tax rate charged on cable television services. Tax authorities assume an ICMS tax rate of 25%.

     Net Rio S.A. also received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of approximately US$26.5 million relating to the ICMS tax. The State Tax Authority alleged that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio S.A. lost its rate reduction benefit. Supported by the opinion of external legal counsel, Net Rio S.A. presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. Net Rio S.A. obtained an unfavorable decision with respect to the administrative defense. Net Rio S.A. has filed an appeal to this decision.

     Additionally, Net Rio S.A. filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus Net Rio S.A. obtained an unfavorable decision by the lower and higher judicial court for the assessed period, with the exception of the period between October and December, 2001, for which Net Rio S.A. has made provisions in the amount of approximately US$10.3 million.

IRRF

     In September 2003, the Federal Internal Revenue imposed a tax assessment of approximately US$10.8 million on Net Rio S.A., alleging that it owes corporate income tax, or IRRF, as a result of an alleged inter-company loan between it and us. Net Rio S.A. has appealed this tax assessment on the basis that it did not engage in an inter-company loan with us but, rather, transferred money to us on a non-loan basis. Net Rio S.A has made provisions in the amount of approximately US$4.6 million with respect to this tax assessment through December 31, 2005. In March 2006, the lower court decided that Net Rio S.A. should pay only for the fines. After this decision, Net Rio S.A. has appealed again on the same basis, namely that it did not engage in an inter-company loan with us but, rather, transferred money to us on a non-loan basis.

Other

     In addition to the administrative tax proceedings discussed above, we and our subsidiaries are involved in administrative tax proceedings relating to, among other things: (i) tax assessment notices from the Instituto Nacional do Seguro Social, the Social Security National Institute, alleging amounts owed relating to social contributions; (ii) additional amounts allegedly owed with respect to income tax, including the withholding of income tax on the Multicanal Notes and the Net Sul Floating Rate Notes, both of which have been fully repaid; (iii) additional amounts alleged owed relating to IRPJ and CSLL; and (iv) amounts allegedly due relating to Contribuição ao Programa de Integração Social, or PIS, and Contribuição para Financiamento da Seguridade Social, or COFINS, taxes relating to wire transfers. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

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

     In São Paulo, there have been three different decrees imposing a shadow tax. An ex-mayor of the City of São Paulo, Mr. Celso Pitta, imposed the first decree. We filed an injunction in the lower court opposing this decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. Meanwhile, Mr. Pitta’s decree was subsequently replaced by a second decree, imposed by the prior elected mayor, Mrs. Marta Suplicy. We filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has since been modified by a third decree. We thus filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. We plan to appeal this decision.

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

Income tax retained on earnings

     We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of approximately US$15.5 million on those transactions. Of this amount, approximately US$5.0 million has been deposited into court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining US$10.5 million. In the event of an unfavorable decision, the remaining US$10.5 million will be accounted for as a tax credit.

ICMS

     The ICMS tax is a value-added tax levied at rate of 10% on subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Based on Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this dispute, we have fully accrued and paid into escrow amounts at the rates of 7.5% for 2000 and 10% since 2001. As of December 31, 2005, we had approximately US$13.9 million set aside through court deposits and reserves with respect to this matter.

     The State of São Paulo Internal Revenue Service has brought an action against our subsidiary Net São José do Rio Preto Ltda. in the amount of approximately US$600,000 to enforce the payment of the ICMS tax, three installments of which the Internal Revenue Service alleges the subsidiary failed to pay. In connection with this action, Net São José do Rio Preto Ltda. offered, and the court accepted, Net São José do Rio Preto Ltda.’s cable network for attachment as security for the payment of the ICMS tax. Net São José do Rio Preto Ltda. has presented a defense against the action and is awaiting a decision. Net São José do Rio Preto Ltda. has made provisions in the amount of approximately US$1.0 million with respect to this action.

     In addition, the State of São Paulo Internal Revenue Service issued a tax assessment against our subsidiary Net Campinas Ltda., alleging that the subsidiary failed to pay certain ICMS installments. Net Campinas Ltda. filed an action against the Internal Revenue Service and obtained an unfavorable decision in the lower court. Net Campinas Ltda. appealed the decision and is awaiting the results of the appeal. Net Campinas Ltda. has made provisions in the amount of approximately US$3.6 million with respect to this tax assessment.

     In June 2005, the State of São Paulo Internal Revenue Service issued a tax enforcement against Net Campinas Ltda. claiming Net Campinas Ltda. owes ICMS tax in the amount of approximately US$6.2 million.

PIS and COFINS

     In 1995 and 1996, we filed lawsuits questioning the imposition of the PIS and the COFINS on revenues derived from the rendering of telecommunication services. With respect to these lawsuits, we made deposits into court of approximately US$26.2 million, reflecting the amounts in dispute. In 1999, we withdrew our lawsuits and directed the amounts previously deposited into court to revert to the federal government.

     During 1999, several of our subsidiaries filed lawsuits questioning the constitutionality of the 1998 legislation which increased the calculation basis for the PIS and the COFINS. Previous court decisions relating to these lawsuits have been unfavorable to us, and we have withdrawn our lawsuit. We directed provisions originally made in respect of these suits in the amount of approximately US$56.6 million to revert to the federal government.

IPI

     The Federal Internal Revenue has imposed a tax assessment of approximately US$9.0 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. In May 2005, the court decision was favorable to Reyc but the Federal Internal Revenue made an appeal against the decision with a higher court. Reyc has made provisions in the amount of approximately US$3.9 million with respect to this tax assessment.

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

Civil Litigation

Increase in monthly subscription rates

     Since April 1999, 20 lawsuits have been filed against our subsidiaries as a result of increases in monthly subscription rates by state public attorneys or by consumer protection organizations.

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

     We made a provision of approximately US$2.2 million for 12 of the 20 lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our operating results would be materially and adversely affected.

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

     An action was brought in October 2002 and April 2004 by the consumer defense organization, Instituto Brasileira de Defesa do Comsumidor, or IDEC, and a federal public attorney, respectively, against Net Belo Horizonte Ltda. and in November 2002 by the consumer defense organization IDEC against Net São Paulo Ltda. whereby plaintiffs seek to prevent the subsidiary from requiring that subscribers connecting to the Internet through NET Virtua also maintain a contract with an Internet service provider. These actions are currently before the lower courts of Minas Gerais and São Paulo, respectively, and no provisions have been made with respect to these actions.

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

     In February 2001, we entered into a settlement agreement with ECAD with respect to each of the lawsuits against us and our operating subsidiaries. The settlement agreement expired in December 2003, and beginning in January 2004, we entered into new negotiations with ECAD. However, we have been unable to reach a new agreement. ECAD is seeking from our subsidiaries payment in the amount of R$0.88 per subscriber per month. We have agreed to pay R$0.64 per subscriber per month. In May 2004, ECAD ceased negotiations with us and filed a lawsuit demanding that we pay R$0.88 per subscriber per month. Our subsidiaries have filed a defense and have deposited into court the lower amount per subscriber per month, the aggregate of such deposits through December 31, 2005 being approximately US$4.4 million.

Labor Proceedings

     We and our subsidiaries are party to 898 judicial labor proceedings. We estimate that contingencies with respect to these labor proceedings total approximately US$12.9 million, and we have established a provision in this amount. We have made deposits into court in the amount of approximately US$5.7 million. The majority of these claims relate to overtime pay, wage disparity and failure to pay commissions. We have also been named as a co-defendant in complaints filed by employees of companies with which we contract for services on the theory that we should be held responsible for the obligations of such companies to their employees when the companies fail to meet their obligations. In the majority of such actions, we have been found secondarily liable. As of December 31, 2005, we had 547 complaints filed against us by our former employees and 351 complaints filed against us by employees of other companies.

Other

     In December 2002, a Brazilian financial institution filed a collection suit against us with the Central Civil Court of São Paulo in relation to a loan facility in the amount of R$72.2 million (US$30.8 million) that we entered into with such financial institution in August, 2002. The Central Civil Court of São Paulo ordered the pledge of certain of our assets as security for this loan. As a result of the restructuring, such financial institution has requested that the court dismiss this action. The court has granted the request.

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

     We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2005:

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
		(percent)	(percent)

Multicanal Telecomunicações S.A	Brazil	99.96	100.00
Net Belo Horizonte Ltda	Brazil	-	100.00
CMA Participações S.A	Brazil	100.00	100.00
Net Brasília Ltda	Brazil	-	100.00
Net Rio S.A	Brazil	100.00	100.00
Net Recife Ltda	Brazil	100.00	100.00
Net São Paulo Ltda	Brazil	97.87	100.00
Net Campinas Ltda	Brazil	-	100.00
Net Indaiatuba Ltda	Brazil	100.00	100.00
Net São Carlos S.A	Brazil	100.00	100.00
Net Franca Ltda	Brazil	100.00	100.00
Net Sul Comunicações Ltda	Brazil	100.00	100.00
TV Cabo e Comunicações Jundiaí S.A	Brazil	50.00	50.00
Horizonte Sul Comunicações Ltda	Brazil	-	100.00
DR-Empresa de Distribuição e Recepção de TV Ltda	Brazil	-	100.00
Net Paraná Comunicações Ltda	Brazil	-	100.00
Net Joinville Ltda	Brazil	-	100.00
Net Florianópolis Ltda	Brazil	-	100.00
Net Curitiba Ltda	Brazil	-	100.00
Net Maringá Ltda	Brazil	-	100.00
Net Arapongas Ltda	Brazil	-	100.00

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
Televisão a Cabo Criciúma Ltda	Brazil	-	60.00
Net São José do Rio Preto Ltda	Brazil	-	100.00
Net Piracicaba Ltda	Brazil	*	100.00
Net Ribeirão Preto S.A	Brazil	-	100.00
Net Bauru Ltda	Brazil	-	100.00
Net Goiânia Ltda	Brazil	-	100.00
Net Anápolis Ltda	Brazil	-	100.00
Net Campo Grande Ltda	Brazil	-	100.00
Net Sorocaba Ltda	Brazil	-	100.00
Reyc Comércio e Participações Ltda	Brazil	26.94	100.00
Net Londrina Ltda	Brazil	-	100.00
TV Cabo de Chapecó Ltda (**)	Brazil	-	-
Dabny, L.L.C (**)	Delaware	-	-
Cabodinâmica TV Cabo São Paulo S.A (**)	Brazil	-	-
TV Vídeo Cabo de Belo Horizonte S.A (**)	Brazil	-	-
Jonquil Ventures Limited	British Virgin Islands	100.00	100.00
Alnor Alumínio do Norte Ltda (**)	Brazil	-	-
Antenas Comunitárias Brasileiras Ltda	Brazil	-	100.00
________________________________________

* Net Serviços de Comunicação S.A. owns directly less than 1.0% .
** Dormant companies which have been merged.

     We are in the process of consolidating a number of our operating and non-operating subsidiaries for administrative reasons, and to contain costs associated with the operations of our subsidiaries. In connection with our restructuring, we have committed to continue and complete the consolidation of our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

     We have no unresolved comments from the staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

Overview

     We are the largest operator of pay-television in Latin America, based upon the number of subscribers and homes passed. Our network currently operates in major cities located throughout Brazil, including six of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. Currently, our principal business is providing pay-television services, including cable television under the “NET” brand name, pay-per-view programs and broadband Internet service under the “NET Virtua” brand name. See “Item 4. Information on the Company—Business Overview.”

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

     We initially responded to these developments through a recapitalization, completed in the third quarter of 2002, in which our major shareholders converted certain debt obligations into equity and subscribed for new equity shares in an aggregate amount of approximately R$1.2 billion (US$512.7 million). However, as a result of the continuing depreciation of the real against the U.S. dollar and the high real interest rates in the second half of 2002, we determined that, despite the recapitalization, we would be unable to meet our interest and scheduled principal payment obligations in the then near and medium-term. As a result, we ceased to pay interest or scheduled principal on our financial debt in December 2002, and in early 2003, we commenced negotiations with an informal steering committee of our various lenders and debt holders. This process culminated on March 22, 2005, with the conclusion of the restructuring of our outstanding indebtedness. See “Item 4. Information on the Company—The Restructuring” for a discussion of the restructuring. On September 14, 2005, we issued Debenture 5th Public Issuance, and we used a substantial portion of the net proceeds of this offering to prepay the restructured debt.

     We also took a number of steps relating to our operations in response to the adverse economic developments noted above. During 2003 we entered into negotiations with our programmers through Net Brasil to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, thereby reducing the impact of exchange rate fluctuations on our programming costs. This has had a positive impact on our financial performance since 2003.

     During 2002, due to weaknesses in our business and liquidity positions, we deferred to 2003 a significant amount of payments due equipment suppliers and to 2004 and 2005 a significant amount of fees due programmers. During 2003, we paid all of the deferred payments due the equipment suppliers. During 2004 and 2005, we paid all of the deferred programming fees to programmers, except for one programmer with which we have not yet formalized the agreement.

     In 2003 and 2004, we reduced our capital expenditures to reflect a more targeted investment strategy. In 2005, as a consequence of higher subscriber growth, we increased our capital expenditures. See “—Capital Expenditures.”

     For a discussion of these and other steps we have taken to address our financial condition, as well as details of our outstanding debt, see “—Liquidity and Capital Resources.”

Critical Accounting Policies

     The U.S. Securities and Exchange Commission, or SEC, considers an accounting policy to be critical if it is important to a company’s financial condition and results and it requires significant judgments and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined and reviewed by our management. The following accounting policies are the most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 3 to our audited consolidated financial statements for the year ended December 31, 2005, included elsewhere in this Form 20-F.

Estimated liability for tax, labor and civil claims and assessments

     The estimated liability for tax, labor and civil claims and assessments involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

     We are subject to various claims as well as tax, civil, labor and other proceedings covering a wide range of matters that arise in the ordinary course of our business activities. We establish reserves for legal proceedings to which we and our subsidiaries are party when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our internal and external legal advisors. Reserve balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. While we believe that our current level of reserves is adequate, changes in the future could impact these determinations.

Impairment of goodwill

     Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, on January 1, 2002, we ceased to amortize goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, we are required to perform an annual impairment review of our goodwill.

     In determining impairments, management must make significant judgments and estimates to calculate the fair value of an investment. Fair value is the amount at which an asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, comparison to market multiples, comparison of similar recent sales transactions and discounted cash flows. Discounted cash flow is calculated by estimating future cash flow streams, applying appropriate market discount rates to determine the present values of cash flow streams, and then assigning probabilities to the various cash flow scenarios. The fair value of an asset may differ depending upon the estimates and assumptions used in these valuation techniques.

     During 2002, we completed the required tests for goodwill and intangible assets with indefinite lives. We established four reporting units for the purposes of this evaluation. These tests indicated that an impairment loss must be recognized as goodwill for both the Net Sul and Vicom acquisitions in an amount of US$367.7 million. The evaluation process was validated and the assumptions and procedures in the model were considered acceptable and properly constructed by our external consultants.

     Our annual impairment analysis, which was performed during the fourth quarter of 2003, 2004 and 2005, did not result in an impairment charge for 2003, 2004 and 2005, respectively.

Depreciation and impairment of property and equipment

     At December 31, 2005, the carrying value of our property and equipment and other cable-related long-term assets, net, totaled US$420.3 million, which represented 35.3% of our total assets. This carrying value included costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives. We presently depreciate our cable assets using the straight-line method over an estimated remaining economic useful life of the assets ranging from 12 to 15 years, resulting in a depreciation rate ranging from 6.7% to 8.3% .

     Changes in circumstances, such as technological advances, changes to our business model or changes in our capital and investment strategy can result in the actual useful lives differing from our estimates, leading management to revise useful lives that can be shortened for certain asset categories and extended for others depending on technological decisions made by us. Set top boxes are an example of an asset item subject to significant technological changes. New set top boxes associated with new equipment allowing signal compression may allow us to provide new value added services and extend the remaining useful lives of our fiber optic assets. In cases where we determine that the useful life of property and equipment should be reviewed, we depreciate the net book value over its revised remaining useful lives, thereby increasing or decreasing depreciation expenses. The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted cash flows generated from such assets, an impairment loss is recognized for the amount that the carrying value exceeds its fair value. No impairment of fixed assets existed as of December 31, 2005, 2004 and 2003.

     Following upgrades made to our cable plant during 2001, and in connection with our building a two-way communication system allowing us to introduce to subscribers broadband Internet service, we performed a study of the estimated useful lives of specified items of our cable transmission network. Our management decided to revise the estimated economic useful lives of specified asset categories as of January 1, 2002. Accordingly, the depreciation rate of the net book value of the following items has been revised as follows:

		Revised 2002
Description	Prior to 2002	useful life

Cable network	5 - 8	12 -15
Optic fiber	10	15
Decoders	8	10
Cable modem	8	10

Income taxes

     Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board, or FASB, Statement No. 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statements and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. Establishing valuation allowances requires management to make significant estimates of future taxable income.

Sources of Revenues

     Monthly subscription fee revenues represent the dominant portion of our net revenues, and sign-on and hook-up fees constitute a relatively minor portion of our net revenues. They are denominated in reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to the IGP-M inflation rate.

  Pay-television subscription revenues. Pay-television subscription revenues consist of monthly subscription fees paid by pay-television subscribers.
  Subscription fees are recorded in the month the service is provided. Substantially all of our revenues come from monthly subscription fees.

  Broadband Internet service revenues. Broadband Internet service revenues consist of monthly subscription fees paid by subscribers to our broadband Internet service, NET Virtua. Subscription fees are recorded in the month broadband Internet service is provided.

  Sign-on and hook-up fee revenues. We charge subscribers a fee for the installation of the equipment necessary to receive our pay-television service. Sign-on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees were amortized to revenue over a period of ten years until December 31, 2005. Since January 1, 2006, the deferred fees have been amortized to revenue over a period of six years, which better represents the estimated average period during which we expect subscribers will remain connected to our cable network.

  Pay-per-view revenues. Pay-per-view revenues consist of revenues from pay-per-view programming services (such as sporting events, musical concerts and movies). A substantial part of our pay-per-view revenues each year are derived from our transmission of the state and national soccer championships. Because the dates of these championships vary from year to year, our pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded during the periods in which these events are televised.
  Other services revenues. Other services revenues consist of sales of our programming guide, programming package upgrades, technical support services, disconnection/reconnection services and other services.

     During 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. During 2006, we began to offer digital cable services to our subscribers in Porto Alegre. In addition to improvement in sound and image quality, digital cable also provides subscribers with additional programming options and services, such as the Electronic Programming Guide and near video-on-demand. We did not generate material revenues from digital cable services in 2005. We expect a gradual increase in revenues from digital cable services during 2006.

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

  ICMS value-added tax. The ICMS tax is a value-added tax levied at rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except the state of Rio Grande do Sul, where the rate is 12%.

  ISS municipal tax. The ISS tax is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.

  PIS-related federal tax. The PIS is a federal social security tax that is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services.

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

Operating Expenses

Our most significant operating expenses are:

  Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2005, 32.8% of our net operating revenues. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions— Material Transactions with Affiliates—Net Brasil Programming Agreement.”

  The programming fees we pay are generally highest with respect to the programs obtained for our digital programming packages and for our Premium and Advanced analog programming packages.
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

  Selling, general and administrative expenses. Selling, general and administrative expenses includes expenses related to payroll, benefits, sales commissions and consulting, financial advisory and computer software maintenance, as well as expenses related to advertising, estimated liability for tax, labor and civil claims and assessments and allowance for doubtful accounts.
  Depreciation of cable network. Due to the investments we have made in our cable and broadband networks and the increased size of our network resulting from the Net Sul acquisition in September 2000, we face significant annual depreciation costs. Our depreciation costs are affected by changes in the real/U.S. dollar exchange rate. We maintain all accounting records in our functional currency, reais, and we translate the amounts to U.S. dollars for reporting purposes. Appreciation of the real will result in higher depreciation amounts when expressed in U.S. dollars.
  See “—Depreciation and Amortization” directly below.

Depreciation and Amortization

     We depreciate our cable network and fiber optic cable assets using the straight line method, over the estimated economic useful life of the assets. Currently we estimate the useful life of our cable plant from 12 to 15 years for our cable network and 15 years for our fiber optic cable, resulting in annual depreciation rates of 8.3% to 6.7% and 6.7%, respectively.

     As of January 1, 2006, based on estimated average period that subscribers are expected to remain connected to our system, we have revised the estimated economic useful lives of sign-on and hook-up fee revenue and related direct selling expenses from ten to six years.

Other Income and Expenses

Other income and expenses consist of:

  Monetary indexation expense, net; Gain (loss) on exchange rate, net. Monetary indexation expense, net, consists of monetary correction charges on reais- denominated debt. Gain (loss) on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

  Interest expenses. Interest expenses consist principally of interest payable on our outstanding debt.

  Financial expenses, net. Financial expenses consist principally of the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; IOF tax on financial operations; and losses from hedge positions.

  Interest income. Interest income consists of interest on short-term investments, as well as monies collected in the form of penalty and interest payments from late payments of monthly subscription fees.

  Income tax expense. Income taxes have been accounted for in accordance with the liability method. Valuation allowances are established when we determine it is more likely than not that deferred tax assets will not be realized.

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

Sale of Vicom

     Prior to August 30, 2004, we owned Vicom, which charged corporate customers a fee for the provision of data transmission services via satellite, hybrid fiber coax, or HFC, network and radio circuits. On November 4, 2003, we entered into an agreement with Comsat International for the sale of Vicom, and on August 30, 2004, the sale of Vicom was completed. As a result of the sale and according to SFAS No. 144, all results of operations attributable to Vicom have been recorded as “discontinued operations.”

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     In accordance with U.S. GAAP, revenues, expenses, gains and losses are translated from reais to U.S. dollars using the average exchange rate for the period. For the twelve-month period ended on December 31, 2004 (R$2.9263 per US$1.00) and for the twelve-month period ended on December 31, 2005

(R$2.4357 per US$1.00). Based on a comparison of such average exchange rates, the real appreciated 16.8% against the U.S. dollar in 2005 versus 2004, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in reais. As a result, the real appreciation materially impacted each of the line items described below.

Pay-television subscription revenues

     Pay-television subscription revenues increased by 34.6% to US$668.8 million in 2005 as compared to US$496.9 million in 2004. This increase was mostly due to the real appreciation, the 8.5% growth in our pay-TV subscriber base and also to the monthly fee readjustment at the IGP-M inflation rate.

Broadband subscription revenues

     Broadband subscription revenues increased by 155.2% from US$34.3 million in 2004 to US$87.4 million in 2005. This increase was primarily due to the real appreciation and our subscriber base growing from approximately 189,000 for the year ended December 31, 2004 to approximately 367,000 for the year ended December 31, 2005, as prices remained fairly stable for this service.

Pay-per-view revenues

     Pay-per-view revenues increased by 43.3% to US$30.0 million in 2005 as compared to US$20.9 million in 2004, mostly due to the real appreciation and the readjustment in the 2005 Brazilian Soccer Championship package prices, which led to an average revenue per user increase, from US$63.56 in 2004 to US$79.65 in 2005.

Sign-on and hook-up fee revenues

     Sign-on and hook-up fee revenues increased by 23.7% to US$10.4 million in 2005 as compared to US$8.4 million in 2004. Although we have continued to increase the sales of our loyalty package, which can exempt subscriber from hook-up fee in exchange for the commitment of remaining in the subscriber base for at least 12 months, the real appreciation during the year ended December 31, 2005 offset any declines in sign-on and hook-up fees and resulted in a net increase.

Other services revenues

     Other services revenues increased by 39.4% to US$19.3 million in 2005 as compared to US$13.8 million in 2004. This increase is mainly due to the real appreciation and higher revenues on maintenance and technical assistance.

Taxes and other deductions from revenues

     Taxes and other deductions from revenues totaled US$155.3 million in 2005, an increase of 44.9% as compared to US$107.1 million in 2004, due to higher revenues, which is the base for the computation of taxes. As a percentage of gross revenues, taxes and other deductions from revenues remained stable at approximately 19%.

Programming and other direct operating costs

     Programming costs increased by 30.7% to US$199.5 million in 2005, as compared to US$152.6 million in 2004. This increase was mostly due to the real appreciation, higher programming fees related to the inclusion of HBO channels on our line-up and in connection with the increase in the “Premium” and “Digital” subscriber base. In addition, there was an increase in our overall pay-tv subscriber base and readjustments of our programming agreements by the IGP-M inflation rate.

     Other direct operating costs increased by 59.2% to US$130.2 million in 2005 as compared to US$81.8 million in 2004. This increase was primarily due to the real appreciation, higher costs related to material, technical services and pay-TV analog boxes repair and recovery. In addition, the increase was impacted by the increase in the number of employees, higher costs related to our call center and an increase in NET Virtua links costs as a result of growth in our broadband subscriber base.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 35.1% to US$148.3 million in 2005 as compared to US$109.8 million in 2004. The increase was mostly due to the real appreciation, higher marketing expenses related to pay-tv and broadband marketing campaigns, higher sales’ commission expenses and an increase in the number of employees.

Depreciation and amortization

     Depreciation and amortization expenses increased by 20.1% to US$68.2 million in 2005 as compared to the US$56.7 million in 2004, mostly due to the real appreciation.

Monetary indexation expense, net and gain (loss) on exchange rate, net

     Monetary indexation expense net and gain (loss) on exchange rate, net increased by 16.4% to US$29.9 million in 2005 as compared to US$25.7 million in 2004. This is a result of lower monetary indexation expense, due to the decrease in the IGP-M inflation rate and the conclusion of the debt restructuring process, which reduced our level of debt, in the first quarter of 2005, combined with lower gain on exchange rate.

Interest expenses, financial expenses, net and interest income

     Interest expenses, financial expenses, net and interest income decreased by 64.4% to US$51.0 million in 2005 as compared to US$143.5 million in 2004. This decrease was mostly due to our lower indebtedness level and a decrease in IOF (Financial Operations Tax) on intercompany transactions, which were in part, offset by the real appreciation and losses on swap contracts during 2005.

Income tax expense

     In 2005, we recorded income tax expenses of US$42.0 million as compared to income tax expenses of US$41.9 million in 2004. Under Brazilian tax law, we are charged income tax at the subsidiary level and not at the consolidated level. Some of our operating subsidiaries experienced increased operating income in 2005, and consequently higher income tax expense. This increase was offset in large part by a decrease in deferred tax expenses in 2005 compared to 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     In accordance with U.S. GAAP, revenues, expenses, gains and losses are translated from reais to U.S. dollars using the average exchange rate for the period. For the twelve-month period ended December 31, 2003 (R$3.0775 per US$1.00) and for the twelve-month period ended on December 31, 2004 (R$2.9263 per US$1.00). Based on a comparison of such average exchange rates, the real appreciated 4.9% against the U.S. dollar in 2004 versus 2003. All of our operating revenues and substantially all of our operating costs and expenses are denominated in reais. As a result, the real appreciation materially impacted each of the line items described below.

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

Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 42.2% to US$109.8 million in 2004 as compared to US$77.2 million in 2003. The increase was due to higher general and administrative expenses, which increased to US$78.0 million in 2004 from US$56.2 million in 2003, principally due to the outsourced portion of our information technology services and also due to higher marketing and sales expenses, which increased to US$24.7 million in 2004 as compared to US$14.2 million in 2003 due to an increase in expenses relating to the NET Digital launch campaigns and NET Virtua marketing and sales efforts. As a percentage of net operating revenues, selling, general and administrative expenses increased from 19.7% in 2003 to 23.5% in 2004.

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

Income tax expense

     In 2004, we recorded income tax expenses of US$41.9 million as compared to income tax expenses of US$5.1 million in 2003. This was due primarily to an increase in earnings before tax for many of our operating subsidiaries, resulting from operational improvements due to increases in revenue and cost reductions which resulted, in part, from the renegotiation with programmers to convert programming costs from U.S. dollar to reais. Under Brazillian tax law we are charged income taxes at the subsidiary level and not at the consolidated level.

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

     Our liquidity situation has improved significantly since we completed the restructuring of our outstanding indebtedness. As of December 31, 2004 and 2005, our net debt, calculated as the sum of “current portion of long-term debt” and “long-term debt” minus the sum of “cash and cash equivalents”, “short-term investments” and “restricted cash”, amounted to US$444.6 million and US$187.3 million, respectively. Additionally, as of December 31, 2004 our current liabilities were US$210.7 million greater than our current assets and as of December 31, 2005 our current assets were US$85.4 million greater than our current liabilities.

     Given the level of our operating cash flows, the expected level of capital expenditures needed to support our growth and the grace period for principal debt amortization, we believe that our cash generation in addition to our current position in cash, cash equivalent and short-term investments will be sufficient in the near term to cover all expected cash outflows.

Cash Flows

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     We had cash, cash equivalents and short-term investments of US$127.5 million as of December 31, 2005, an increase of 5.3% from US$121.1 million as of December 31, 2004.

     Cash flows from operating activities. Net cash from operating activities was US$26.8 million in 2005 as compared to US$25.6 million in 2004. Although we experienced an increase in our operating income, this increase was offset in part by the deposit of funds in an escrow account, as a pledge for holders of Net Sul Notes.

     Cash flows from investing activities. We used US$73.4 million in cash in investing activities in 2005, an increase of 215.5% as compared to the US$23.3 million used in investing activities in 2004. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases.

     Cash flows from financing activities. Net cash from financing activities was US$4.5 million in 2005. In connection with our debt restructuring plan, a substantial portion of the net proceeds of our issuance in September 2005 of the Debenture 5th Public Issuance was used to pay down existing debt.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     We had cash, cash equivalents and short-term investments of US$121.1 million as of December 31, 2004, an increase of 75.9% from US$68.8 million as of December 31, 2003. As of March 31, 2005, we had cash, cash equivalents and short term investments of US$78.2 million as a consequence of the conclusion of our debt restructuring, which included a cash payment to creditors.

     Cash flows from operating activities. Net cash from operating activities was US$25.6 million in 2004 as compared to US$52.1 million in 2003. The decrease was mostly due to higher purchases of short-term investments in 2004 when compared to 2003.

     Cash flows from investing activities. We used US$23.3 million in investing activities in 2004, an increase of 19.7% as compared to the US$19.4 million used in investing activities in 2003. This increase was mostly due to an increase in our investment in equipment related to sales of our broadband Internet and pay-television services.

     Cash flows from financing activities. We did not have cash flow from financing activities in 2004, mostly due to our debt restructuring plan in place.

     Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact our net income or financial condition.

Liquidity requirements and sources

     Most of our capital expenditures are related to customer acquisition activity, being part of our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay television and broadband subscribers, we will need significant cash to fund capital expenditures. Also, we have to make interest payments on our debt and scheduled principal payments, which will start in 2008. We have historically funded these liquidity requirements through operating cash flows, borrowings under credit facilities, the proceeds of debt and equity financings and capital advances and loans from our shareholders. As a result of the consummation of our debt restructuring, after taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures and debt principal and interest repayment requirements, we expect to have adequate financial resources to meet our anticipated cash requirements in 2006 and the foreseeable future.

     The amount of our anticipated operating cash flows in 2006 and future periods could be adversely affected by a number of factors, however, many of which are not within our control. Weakness of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would decrease our revenue per subscriber in U.S. dollar terms, unless we were able to implement corresponding increases in subscription fees in reais, which we do not believe is likely. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses. Most of these expenses are related to a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts or at all.

Corporate Credit Ratings

     During 2002, Standard & Poor’s lowered our global scale issuer credit rating and senior unsecured debt ratings and placed us on credit watch with negative implications. Our rating was lowered to (i) B+ from BB- on February 8, 2002, (ii) CCC+ from B+ on June 28, 2002, (iii) CC from CCC+ on October 28, 2002 and (iv) D from CC on December 3, 2002. As a result of our restructuring, Standard & Poor’s rated our dollar-denominated senior debt and our real-denominated senior debt issued in the restructuring B+ and brBBB, respectively, and assigned us the global scale issuer credit rating and outlook of B+/stable and the national scale issuer credit rating and outlook of brBBB/stable. On May 31, 2005 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB to brBBB+, and assigned us the global scale issuer credit rating and outlook of B+/positive and the national scale issuer credit rating and outlook of brBBB+/positive. On March 13, 2006 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB+ to brA, and upgraded our global scale issuer credit rating and outlook from B+/positive to BB-/stable and the national scale issuer credit rating and outlook from brBBB+/positive to brA/stable. Moody’s Investors Service rated our dollar-denominated senior debt issued in the restructuring and our global scale issuer of B3. On May 9, 2006 Moody’s Investors Service upgraded our global scale issuer credit rating from B3 to B1. On May 22, 2006, Moody’s Investors Service assigned our national scale credit rating as Baa2.br.

Contractual Obligations

The following table sets out our major contractual obligations as of December 31, 2005:

Payments due by period

Less than	1 – 3 Years	3 – 5	More than	Total
1 Year		Years	5 Years
(US$; in millions)

Debt	45.0	165.9	147.2	–	358.1
Lease of Utility Poles (1)	17.3	63.0	–	–	80.3
Lease of Office Space	1.1	3.2	–	–	4.3

Total	63.4	232.1	147.2	–	442.7

(1)	In addition to the amounts listed in the table above, we are contractually obligated to make lease payments under our utility pole lease arrangements from the time the lease expires until our equipment is removed from such poles. Those fees will be based on the amounts we were paying at the time those arrangements expired.

Capital Expenditures

     A description of our capital expenditures, identified by major category, are as follows:

  subscriber installation, including purchases of set top boxes and cable modems;

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

     We have historically made significant capital expenditures relating to the encoding of our network, principally to reduce piracy. We have not made substantial capital expenditures for encoding since 2002, and we do not expect to make material capital expenditures for this purpose in 2006 and beyond.

     We reduced our level of capital expenditures in 2003 as compared to 2002, as we were able to better target our investments on a selective basis. In 2004, we made total capital expenditures of US$43.4 million relating primarily to subscriber installation, upgrading existing systems and cable network construction and rebuilding, an increase of 90% from US$22.8 million in 2003. In 2005, we made total capital expenditures of approximately US$86.2 million relating primarily to subscriber installation, upgrading existing systems and decoders for digital cable, compared to US$43.4 million in 2004.

     After the conclusion of our debt restructuring, we have decided to assess new growth opportunities. As we were successful in developing new sales channels, our growth rates have increased since the middle of 2005. For 2006, we expect this growth momentum to continue and consequently increase the number of our pay television and broadband subscribers. As most of our capital expenditures are related to subscriber acquisition and installation, we expect to increase our annual capital expenditures, totaling approximately US$150.0 million in 2006. We do not plan on making substantial capital expenditures for the encoding or upgrade of our network. We expect to be able to fund our capital expenditures in 2006 from funds from operations.

Debt Financing

     Our restructured debt was accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.” As a result of our restructuring, we were able to reduce our overall debt and our near-term debt-service obligations. The aggregate principal balance of our outstanding debt totaled approximately US$358.1 million as of December 31, 2005.

     On September 14, 2005, we issued the Debenture 5th Public Issuance, amounting to US$279.0 million (R$650.0 million equivalent at that date), a substantial portion of the net proceeds of which were used to prepay the restructured debt.

     The restructured debt held by creditors who did not directly or indirectly participate in the Debenture 5th Public Issuance, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The restructured debt held by creditors who directly or indirectly participated in the issuance of the Debenture 5th Public Issuance, was accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. We determined that the instruments are not substantially different; accordingly such debt will continue to be accounted for according to SFAS 15, using revised estimates of future cash flows.

     In September and October 2005, using the resources obtained from the new debt, we prepaid a total principal amount of US$234.2 million and paid the scheduled interest of US$6.1 million related to the restructured debt. In April 2006, we concluded the prepayment of our restructured debt.

As of March 31, 2006, we had the following debt outstanding:

(US$; in
U.S. dollar-denominated debt:	thousands)

Net Sul Notes – SFAS 15(1)	37,852
Total	37,852

Reais-denominated debt (2):
Senior Secured Debentures – SFAS 15	42,684
Senior Facilities – SFAS 15	81,982
Non-convertible Debentures – 5th Public Issuance	214,707
Total	339,373

(1) Repaid in full on April 5, 2006.

(2) Calculated using the March 31, 2006 exchange rate of R$2.1724 per US$ 1.00

     The various base rates used to determine the interest rate of our debt at March 31, 2006 were as follows:

LIBOR	4.9%
CDI	16.7%

     At March 31, 2006 the principal maturities of our debt issued in connection with the restructuring were as follows:

(US$; in
Principal Amortization Schedule:(1)	thousands)
2006	40,517
2007	9,918
2008	85,346
2009	83,116
2010 and 2011	158,328

Total	377,225

Total Short Term Debt	46,700
Total Long-term debt	330,525

(1)	Includes principal amount with respect to the Net Sul Notes which had been paid in full as of April 5, 2006.

Non-Convertible Debentures - 5th Public Issuance

     The Debenture 5th Public Issuance bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, we may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

Multicanal notes

     In June 1996, our predecessor company issued US$185.0 million principal amount of 12 5/8% senior guaranteed notes due June 18, 2004, or the Multicanal notes. At maturity, holders holding Multicanal notes were entitled to receive a premium payment equal to 5% of the principal amount of their redeemed Multicanal notes. The Multicanal notes were unconditionally guaranteed jointly and severally by a number of our subsidiaries. We did not make the scheduled repayment of principal, the premium payment of 5% or the scheduled interest payment of US$8.9 million due on June 18, 2004, nor the scheduled interest payments of US$8.9 million due on each of December 18, 2002, June 18, 2003 or US$8.9 million due December 18, 2003.

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

     As part or our restructuring, on March 22, 2005, we issued US$75.8 million aggregate principal amount of 7.0% senior secured notes due 2009, or the Restructured Net Serviços notes, and US$55.2 million in cash in exchange for US$96.7 million aggregate principal amount of our Multicanal notes. Holders that represented 99% of the outstanding aggregate principal amount of the Multicanal notes participated in the exchange offer and consent solicitation. At March 22, 2005, holders representing approximately US$1.0 million aggregate principal amount of Multicanal notes did not participate in the exchange offer and consent solicitation. On May 13, 2005 we purchased US$700,000 of the Multicanal notes not tendered at March 22, 2005. In October 2005, we paid the remaining US$310,000 of outstanding Multicanal notes.

     The principal amount of the Restructured Net Serviços notes issued in the exchange offer was repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that could result in such debt being fully repaid prior to December 2009. On May 16, 2005, pursuant to a mandatory pre-payment provision, we paid US$5.9 million principal amount of the Restructured Net Serviços notes.

     In connection with the issuance of Debenture 5th Public Issuance , the Restructured Net Serviços notes were fully prepaid on October 17, 2005.

Net Sul Notes

     In connection with our September 2000 acquisition of Net Sul Ltda., we guaranteed all obligations associated with Net Sul’s October 1997 issuance of US$80.0 million principal amount of floating rate notes due October 2005, or the Net Sul notes. The Net Sul notes consisted of US$48.0 million Series A floating rate notes, US$11.0 million Series B floating rate notes and US$21.0 million Series C floating rate notes. The Net Sul notes bore interest at LIBOR plus a spread that varied with our total consolidated debt to consolidated operating cash flow ratio. The spread on the Series A, Series B and Series C floating rate notes ranged from 3.125% to 4.0%, 2.5% to 3.375% and 2.5% to 3.375%, respectively. During 2003 and 2004, the interest rate on the Series A, Series B and Series C floating rate notes ranged from LIBOR plus 3.125% to 3.625%, 2.50% to 3.00% and 2.50% to 3.00%, respectively. Interest was payable quarterly, in arrears.

     The Net Sul notes were guaranteed by us and a substantial number of our subsidiaries. On August 30, 2002, the deadline for the exercise of put options on the Series B and Series C floating rate notes, holders of US$7.7 million principal amount of such notes exercised their put option, representing 24% of the aggregate outstanding principal amount that was entitled to be put.

     Net Sul notes having an aggregate principal amount of US$48.0 million were subject to redemption at the option of the holders in October 2003. To facilitate our restructuring, we entered into a series of letter agreements for the benefit of those holders of our Net Sul notes that did not elect to require us to redeem their Series A Net Sul notes in October 2003. None of the holders of Net Sul notes exercised their rights under such letter agreements.

     Prior to our restructuring, we did not make any scheduled interest payments on the Net Sul notes from the period beginning January 2003.

     As part of our restructuring, Net Sul conducted an exchange offer and consent solicitation with respect to the outstanding Net Sul notes, the effect of which was to extend the maturity date of the Net Sul notes for those holders who participated in the exchange offer, and to eliminate most covenants in the indenture relating to the Net Sul notes not exchanged in the exchange offer and consent solicitation. On March 22, 2005, Net Sul issued US$32.5 million aggregate principal amount of 7.0% senior secured notes due 2009 and US$9.7 million aggregate principal amount of senior secured floating rate notes due December 2009, which bear interest at LIBOR plus 3.0% per annum, together, the “Restructured Net Sul notes.” We also entered into a bank loan with a Brazilian financial institution in the principal amount of US$4.6 million and paid US$39.1 million in cash in exchange for US$72.3 million aggregate principal amount of the Net Sul notes. Holders representing 100% of the outstanding aggregate principal amount of Net Sul notes participated in the exchange offer and consent solicitation.

     The principal amount of the Restructured Net Sul notes issued in the exchange offer was repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that could result in such debt being fully repaid prior to December 2009. On June 16, 2005, pursuant to a mandatory pre-payment provision, we paid US$3.3 million principal amount of the Restructured Net Sul notes.

     Considering that the Restructured Net Sul Notes were scheduled to remain outstanding until their effective liquidation, we carried out a consent solicitation to the holders of the Restructured Net Sul Notes in order to eliminate certain of our obligations, including the investment limitation of US$50.0 million per year; and release the previous pledge from us to the holders of the Restructured Net Sul Notes. On September 26, 2005, in connection with the consent solicitation made by us, 91.2% of the holders accepted our proposition and approved the addendum regarding the Restructured Net Sul Notes. Holders who elected to participate in the consent would each be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, we paid approximately US$350,000 to the holders of the Restructured Net Sul Notes in connection with the consent fee.

     In connection with the consent solicitation and according to the terms and conditions of the indenture, we deposited funds corresponding to US$44.2 million at that date in an escrow account held by Net Sul in Brazil, recorded as restricted cash, which amount as of December 31, 2005 of US$43.3 million was sufficient to make the payment of principal plus accrued interest at the vesting date. On April 5, 2006, the Restructured Net Sul notes were fully prepaid.

Debentures

     In December 1999, we issued 3,500 reais-denominated convertible debentures in an aggregate principal amount of R$350.0 million (US$149.5 million), or convertible debentures. The convertible debentures bore interest, payable annually, at 12% over the IGP-M rate and were scheduled to mature on December 1, 2006. Each convertible debenture had a face value of R$100,000, adjusted by the IGP-M rate, and was convertible into 8,208 of our preferred shares through November 30, 2004. After November 30, 2004, the conversion ratio decreased to 5,745 of our preferred shares through November 30, 2005 and to 3,283 of our preferred shares thereafter through maturity.

     In April 2001, we paid each holder of the convertible debentures R$1,200 per debenture, as a result of negotiations to eliminate our floating asset pledge that previously had applied to these debentures.

     In December 2000, we issued reais-denominated debentures in an aggregate principal amount of R$200.0 million (US$85.4 million), or non-convertible debentures. The non-convertible debentures originally bore interest at the Interbank Deposit Certificate (Certificados de Depósitos Interfinanceiros) rate, or CDI rate, plus 0.75% per annum. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis.

     As a result of negotiations in April 2001 to eliminate our floating asset pledge which previously applied to non-convertible debentures, the interest rate on the non-convertible debentures was increased to the CDI rate plus 1.05% per annum. The non-convertible debentures matured on December 3, 2003.

     We did not make any scheduled interest payments on either the convertible debentures or the non-convertible debentures between December 2002 and the consummation of our restructuring. We also did not make either the December 1, 2003 repayment of principal due on the non-convertible debentures or the December 1, 2004 scheduled amortization due on the convertible debentures. The amounts owed to Grupo Globo under the non-convertible debentures represented a portion of the indebtedness used by Grupo Globo to subscribe for our common shares in the restructuring. See “Item 4. Information on the Company —The Restructuring” for a description of the restructuring.

     As part of our restructuring, we issued R$330.6 million (US$141.2 million) aggregate principal amount of reais-denominated non-convertible debentures – 4th issue, or debentures – 4th issue, in exchange for R$48.7 million (US$20.8 million) aggregate principal amount of our outstanding non-convertible debentures and R$178.8 million (US$76.4 million) aggregate principal amount of our outstanding convertible debentures. The debentures – 4th issue bore interest at the rate of CDI plus 2.0%, with this rate increasing to 3.0% after December 15, 2005.

     As of March 22, 2005, holders representing 99% of the outstanding aggregate principal amount of non-convertible debentures and 99% of the outstanding aggregate principal amount convertible debentures participated in the exchange offer. Subsequent to the consummation of our restructuring, we purchased the remaining 1% of non-convertible debentures and 1% of convertible debentures.

     The debentures – 4th issue were scheduled to mature in December 2009. However, under specified circumstances, the maturity of the debentures – 4th issue could be extended to December

2010. On May 16, 2005, pursuant to a mandatory pre-payment provision, we paid R$15.4 million (US$6.6 million) principal amount of the debentures – 4th issue.

     In connection with the issuance of the Debenture 5th Public Issuance , the debentures – 4th issue was fully prepaid on September 21, 2005.

U.S. dollar-denominated trade financing and bank loans, real-denominated working capital and bank loans and new senior secured credit facilities

     In connection with the restructuring, we refinanced our U.S. dollar-denominated trade financing and bank loans and real-denominated working capital and bank loans in an aggregate amount of R$234.2 million (US$100.1 million) denominated in reais by entering into new senior secured credit facilities, primarily in the form of debt confessions, in an aggregate principal amount of R$313.5 million (US$133.9 million). We also entered into a common terms agreement with all of the creditors under the new senior secured credit facilities. The common terms agreement included representations and warranties, covenants and events of default that will be applicable to all such credit facilities.

     Each new senior secured credit facility was scheduled to mature in December 2009. However, under specified circumstances, the maturity of the new senior secured credit facility could be extended to December 2010. On March 22, 2005, we made an amortization payment to lenders under the new senior secured credit facilities in the amount of R$162.4 million (US$69.4 million). On May 16, 2005, pursuant to a mandatory pre-payment provision, we paid R$15.6 million (US$6.7 million) principal amount of the new senior secured credit facility.

     Each new senior secured credit facility denominated in reais bore interest at an annual rate equal to the CDI rate plus 2.0% for any interest period commencing prior to December 15, 2005, and the CDI rate plus 3.0% for any interest period commencing on or after December 15, 2005.

     In connection with the issuance of the Debenture 5th Public Issuance , the U.S. dollar-denominated trade financing and bank loans, real-denominated working capital and bank loans and new senior secured credit facilities were fully prepaid on September 14, 2005.

Off-balance sheet arrangements

     As of December 31, 2005 we were a party to certain swap agreements, as part of a program to hedge part of our capital expenditures linked to the U.S. dollar.

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

     Emerging markets volatility and the 2002 elections in Brazil caused considerable outflows of funds and a decline in the amount of foreign investment in Brazil. These factors adversely affected the Brazilian trading markets, and in October 2002, the real depreciated to its lowest ever value against the U.S. dollar at R$3.9552 per US$1.00.

     Since taking office in January 2003, President Luis Inácio Lula da Silva has continued to follow the policies implemented by the previous administration, causing a reduction in market volatility. On December 31, 2005, the real was quoted at R$2.3407 to US$1.00, corresponding to an appreciation of 11.8% in 2005 when compared to December 31, 2004. The real was quoted at R$2.6544 to US$1.00 on December 31, 2004, an appreciation of 8.1% as compared to R$2.8892 to US$1.00 on December 31, 2003. On December 31, 2002, the real was quoted at R$3.5333 to US$1.00, corresponding to an appreciation of 18.2% in 2003 when compared to 2002. The inflation rate, as measured by the IGP-M was 12.4% in 2004 and 1.2% in 2005. Effective interest rates, as measured by the CDI rate, were 16.2% in 2004 and 19.0% in 2005. There can be no assurance that the government will not change its economic stabilization policies in the future or that any such policies will be successful. Furthermore, continued economic stability remains subject to a variety of domestic and external pressures.

Effects of Inflation and Exchange Rate Fluctuations

     Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the depreciation of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,

	2001	2002	2003	2004	2005

Inflation (IGP-M Index)	10.8%	25.3%	8.7%	12.4%	1.2%
Currency (depreciation) appreciation	(18.7)%	(52.3)%	18.2%	8.1%	11.8%

     As a result of the Real Plan, the rate of inflation and the rate of depreciation has been reduced considerably since July 1, 1994. In the first nine months of 2002, due to market instability driven by international factors, the real experienced a depreciation of 67.9% . However, in the last quarter of 2002, the Brazilian currency partially recovered and ended the year with a depreciation of 52.3% . In 2003, 2004 and 2005 the real appreciated by 18.2%, 8.1% and 11.8% respectively.

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

  Our non-monetary assets, consisting primarily of property and equipment, goodwill on the acquisition of consolidated subsidiaries and certain other long-term assets, are not translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any depreciation of the real against the U.S. dollar is reflected directly in stockholders’ equity, including through the decrease in reais- denominated book value of property, plant and equipment when translated into U.S. dollars. These currency translation effects are beyond our management’s control.

     For further information on the presentation of our financial information, see notes 1 and 2 to our audited consolidated financial statements for the year ended December 31, 2005.

     Inflation has affected and will continue to affect our results of operations. As expressed in U.S. dollars, exchange rate variations have affected and will continue to affect our statements of operations, as they are expressed in reais and translated into U.S. dollars at the average exchange rate for the period in question. A portion of our operating expenses (e.g., maintenance, selling, general and administrative expenses) tends to increase with Brazilian inflation. As expressed in U.S. dollars, these increases are typically offset at least in part by the effect of a depreciation of the real against the U.S. dollar. If expenses in reais increase more quickly than the rate of depreciation, our operating expenses as expressed in U.S. dollars increase. Conversely, if the rate of depreciation increases more quickly, our operating expenses as expressed in U.S. dollars decrease.

     Additionally, a substantial portion of our capital expenditures, primarily network equipment costs, is denominated in or indexed to U.S. dollars. Any depreciation of the real against the U.S. dollar, if such depreciation is in excess of inflation, can result in a relative increase in the expenses related to such capital expenditures.

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

     In addition, certain financial instruments denominated in reais are not indexed to a contractual index but their interest rates include the expectation of future inflation. The interest on these financial instruments is also included in our statement of operations under “Interest income” and “Financial expenses.” In 2003, we reported exchange gains of US$39.4 million and translation adjustment profit of US$1.6 million, resulting from the 18.2% appreciation of the real against the U.S. dollar that occurred during 2003. In 2004, we reported exchange gains of US$31.6 million and translation adjustment loss of US$16.0 million, resulting from the 8.1% appreciation of the real against the U.S. dollar that occurred in 2004. In 2005, we reported exchange gains of US$30.8 million and translation adjustment income of US$22.9 million, resulting from the 11.8% appreciation of the real against the U.S. dollar that occurred in 2005.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

     We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. The existing tenure of the directors will end upon the election of the new members at our 2007 annual shareholders’ meeting which must be held in the first four months of 2007.

     Our by-laws provide that the board of directors shall be composed of no fewer than nine and no more than twelve members. According to our by-laws and Brazilian corporate law, each member of our board of directors must be a Net Serviços shareholder.

     In addition, under Brazilian law, non-voting, non-controlling shareholders representing at least 10% of the total capital shares of a company have the right to elect by separate vote one member of a company’s board of directors.

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

     Pursuant to a new shareholders’ agreement discussed under “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements,” our board of directors is comprised of eleven sitting members and an equal number of deputy members. Of these eleven sitting members and eleven deputy members, one sitting member and one respective deputy member was appointed directly by Grupo Globo, six sitting members and six respective deputy members were appointed by GB, which is controlled by Grupo Globo, and four sitting members and four respective deputy members were appointed by Telmex. Additionally, in accordance with Brazilian law, one sitting member and one respective deputy member may be appointed by a non-controlling holder of our preferred shares. Mr. Ivan Magalhães Júnior was appointed in this manner.

     Following the Level 2 of Bovespa’s Corporate Governance requirements, since April 28, 2006, 20% of the members of our board of directors are independent.

Net Serviços’ current directors are:

Name	Position	Position Held Since	Current Term

Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2007
Stefan Alexander	Director	September 18, 2000	April 30, 2007
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2007
Juarez de Queiroz Campos Jr.	Director	April 19, 2004	April 30, 2007
Marcos da Cunha Carneiro	Director	April 19, 2004	April 30, 2007
Carlos Henrique Moreira	Director	April 29, 2005	April 30, 2007
Jose Formoso Martínez	Director	April 29, 2005	April 30, 2007
João Adalberto Elek Júnior	Director	April 29, 2005	April 30, 2007
Sérgio Lourenço Marques	Director	April 28, 2006	April 30, 2007
Augusto Cesar Roxo de Urzedo Rocha Filho	Director	April 28, 2006	April 30, 2007
Ivan Magalhães Júnior	Director	April 28 ,2006	April 30, 2007
Mauro Szwarcwald	Director	April 28, 2006	April 30, 2007

Biographies of Our Board of Directors

     Roberto Irineu Marinho has been a member of our board of directors since February 2000 and has served as Chairman of the board of directors since that time. He is also the President and Chief Executive Officer of Organizações Globo, a conglomerate of companies in the Brazilian media and entertainment industries. Mr. Marinho began his career at the newspaper O Globo, where he served in a variety of assignments culminating in his appointment as the newspaper’s director. In 1978, Mr. Marinho was appointed Executive Vice President of Globo TV Network and in 1990 he became Executive Vice President of Organizações Globo. Mr. Marinho is a member of the boards of Amparo Agropecuária S.A., Centropec-Agropecuária do Centro-Oeste S.A., Editora Globo S.A., Globo Agropecuária S.A. and Globo Comunicação e Participações S.A He received a degree in Business Administration from Fundação Getúlio Vargas.

     Jorge Luiz De Barros Nóbrega is the deputy member of the Chairman of our board of directors. Mr. Nóbrega is Director of the Corporate Center at Organizações Globo and New Media, Radio and Publishing Director. He joined Organizações Globo in 1998 as Strategic Coordination Director. Previously, he held executive positions at Mesbla, a Brazilian retailing group, and Xerox and headed his own consulting firm for 4 years. He graduated in Business Administration from EBAP/Fundação Getúlio Vargas and holds a M.Sc. Degree in Industrial Engineering /Corporate Planning from Universidade Católica do Rio de Janeiro.

     Stefan Alexander has been a member of our board of directors since September 2000. Currently, he is the Director of Corporate Finance and Investor Relations at Globo. Previously, Mr. Alexander held other positions relating to finance planning and investor relations at Globo. Prior to joining Globo, he was the Director of Corporate Finance in Brazil at Bank of America/Nations Bank. He has also worked at Banco BBA Creditanstalt and Unibanco. Mr. Alexander is Chairman of the Board of Seguradora Roma S.A. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

     Rossana Fontenele Berto has been a member of our board of directors since April 30, 2003. Ms. Berto has been Director of Strategic Planning of Globo (and prior to their restructuring, of TV Globo and Globopar) since 2002. Prior to that, Ms. Berto was the Managing Director of Sky Brasil from 1999 to February 2002, General Director of Net Rio from 1998 to 1999 and Controller of Multicanal from 1993 to 1998. She is also a board member of Sky Brasil. She holds a B.A. degree from Universidade do Estado do Rio de Janeiro and an MBA degree from Coppead/UFRJ (Rio de Janeiro, Brazil).

     Juarez de Queiroz Campos Júnior has been a member of our board of directors since April 19, 2004. In February 2001, he was appointed to the position of Managing Director of Globo.com, and in July 2003 of Globo Filmes. Previously, Mr. Queiroz was Tele Norte Leste Participações S.A.’s Marketing & Corporate Vice President and the Marketing Officer of Souza Cruz S.A. Mr. Juarez Queiroz has a bachelor’s degree in Law from USP/PUC and a degree in Business Administration from EAESP/FGV.

     Marcos da Cunha Carneiro has been a member of our board of directors since April 19, 2004. He is currently the Director of Tax and Accounting of Globo. In February 1999, he was appointed to the position of Executive Director of Globo. Previously, he worked as a Corporate Relations Officer and Tax Planning Manager at Globo since 1991. He has also worked as a Manager at Arthur Andersen’s Tax Division. He graduated in with a degree in Economic from Sociedade Unificada de ensino Superior e Cultura.

     Carlos Henrique Moreira has been a member of our board of directors since April 29, 2005. Currently he is Embratel’s chairman of the Board of Directors and Chief Executive Officer. Previously he held the positions of Chief Executive Officer at Algar Telecom Leste, Vice-President at Xerox, Vice President at IBM, Operations Executive Officer at Empresa Brasileira de Telecomunicações S.A., member of TELERJ’s board of directors, member of TELESP’s board of directors and Operations Executive Officer at Standard Eléctrica S.A. He holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnológico de Aeronáutica.

     Jose Formoso Martínez has been a member of our board of directors since April 29, 2005. He holds a bachelor’s degree in Mechanical Engineering from Universidad La Salle, Mexico and a post-graduate degree in Corporate Management from the Instituto Panamericano de Alta Dirección de Empresas, Mexico. Currently, he is the Vice Chairman of Embratel’s board of directors. His previous positions include Executive Officer at Telguas S.A, Managing Director at Cablevisión and operations manager and sales manager at Condumex.

     João Adalberto Elek Júnior has been a member of our board of directors since April 29, 2005. He has been the Chief Executive Officer for Telmex do Brasil since March 2004. He joined AT&T Latin América do Brasil as Financial Vice President. In the second half of 2001 and in 2002 he was the Chief Executive Officer for AT&T Latin América do Brasil. Prior to that, he was the Consumer Business’ CFO at Citibank. He graduated in Electronic Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a MBA in Marketing Planning from COPPE-AD/UFRJ and is a graduate of Columbia Business School Mergers and Acquisitions post-graduate program.

     Sérgio Lourenço Marques has been a member of our board of directors since April 28, 2006. He has been Globo’s Treasury Director since February 2000. Previously, he worked as controller and portfolio manager at Banco Pactual for five years. He also worked at Atlantic Petróleo and Companhia Brasileira de Petróleo Ipiranga. He graduated in with a degree in Computer Engineering from Pontifícia Universidade Católica do Rio de Janeiro and received a MBA in Finance from IBMEC.

     Augusto Cesar Roxo de Urzedo Rocha Filho has been a member of our board of directors since April 28, 2006. He graduated in Civil Engineering at Universidade Fluminense in 1988 and received a MBA from NYU in 1992. Currently he is Globo’s Financial Planning and Business Account Director. Previously, he worked at Net Serviços de Comunicação as Treasury and Capital Markets Director for six years and as Capital Markets Analyst at Banco Bozano Simonsen for five years

     Ivan Magalhães Júnior has been a member of our board of directors since April 28, 2006. He graduated in Engineering from the Instituto Militar de Engenharia (IME) and holds a postgraduate degree in Economic Engineering from Universidade Federal do Rio de Janeiro. He received a Masters in Business Administration from COPPEAD/UFRJ and in Economics from FGV/RJ. He has worked at BNDES since 2003. Previously he worked as an investment consultant at ASM Asset Management, Equity Portfolio Manager at Banco ABN AMRO, Assistant Resource Management Officer at Fleming Graphus Asset Management, Head of Investment Analysis at Arbi Assets, Research Manager at Banco Nacional, Head of Planning at Facilita Crédito Financiamento e Investimento and an engineer at Esso Brasileira de Petróleo.

     Mauro Szwarcwald has been a member of our board of directors since April 28, 2006. Currently he is Partner Director at Aplus Consultoria. Previously, he worked as Marketing Vice President at Oracle and Telemar. He also worked as Commercial Operations Executive Director at Xerox do Brasil. Mauro Szwarcwald has a Masters of Science in Mathematics and Statistics from the University of Rochester.

Fiscal Board

We maintain a permanent Fiscal Board, or Conselho Fiscal, that acts as an Audit Committee and complies with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Nasdaq corporate governance rules. Under Brazilian corporate law, the Conselho Fiscal is a corporate body independent of the board of directors and independent auditors. The Conselho Fiscal’s primary responsibilities are to review management’s activities and the company’s financial statements and to report its findings to shareholders. See also “Item 16A. Audit Committee Financial Expert.”

     Our by-laws provide that the fiscal board shall be composed of no fewer than three and no more than five members.

     In addition, if we did not maintain a permanent Fiscal Board, in accordance with Article 161 of the Brazilian corporate law, shareholders representing at least 10% of the voting shares have the right to demand appointment of the fiscal board at a general shareholders’ meeting.

Current Term
Name	Position	Position Held Since	Expires

Martin Roberto Glogowsky	Chairman, Fiscal Board	July 12, 2005	April 30, 2007
Charles Barnsley Holland	Director	July 12, 2005	April 30, 2007
Antonio José Alves Júnior	Director	July 12, 2005	April 30, 2007

     Martin Roberto Glogowsky has been a member of our fiscal board since July 2005. He joined Fundaçao Cesp in 1999 and he has been the CEO since May 2005. Previously, Mr. Glogowsky worked at Banco BBA and Banco Schahin Cury in the capital market department. Currently he is also member of several Boards of Directors, Fiscal Boards and Audit Committees for Bovespa’s Novo Mercado companies. He holds a B.A. degree in Law from the Pontifícia Universidade Católica de São Paulo and in Business Administration degree from the Fundação Getúlio Vargas.

     Charles Barnsley Holland has been a member of our fiscal board since July 2005. He is a registered accountant, with a MBA degree from Wharton School, University of Pennsylvania. Currently, he is a partner at Holland & Associados. Until 2001, for twenty years he was an audit partner at Ernst & Young serving as a member of the Partners Administrative Committee, member of the Executive Committee and in charge of the Audit Division. In 1979, he was CFO at American Medical International, and before that date Senior Auditor of another leading public accounting firm. In compliance with American rules, he is the financial expert due to his knowledge in U.S. GAAP and U.S. GAAS.

     Antonio José Alves Júnior has been a member of our fiscal board since July 2005. He is head of the Special Advisory of the Civilian Household ,university lecturer at Universidade Federal Rural do Rio de Janeiro, researcher of CNPq and he was Chief of Economic Department at the Ministry of Planning, Budgeting and Managing until June 2005. He holds a B.A. degree in Economics from Universidade Federal do Rio de Janeiro, Master degree in Industry and Technologic’s Economy from Universidade Federal do Rio de Janeiro and PhD in Economics from Universidade Federal do Rio de Janeiro.

Compensation Committee

     We are currently not required to, and do not, maintain a compensation committee.

Executive Officers and Senior Managers

     Our by-laws provide for a minimum of two and a maximum of four executive officers appointed by our board of directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Our executive officers must be residents of Brazil and may or may not be shareholders of Net Serviços. Currently, we employ three executive officers. In addition, we currently employ two senior managers that make significant contributions to our business.

     Net Serviços’ executive officers and senior managers are:

Name	Position	Position Held Since	Current Term Expires

Francisco Tosta Valim Filho(1)	Chief Executive Officer	February 2003	February 2, 2007
Leonardo P. Gomes Pereira(1)	Chief Financial Officer	April 2000	February 2, 2007
José Antônio Guaraldi Félix(1)	Chief Operating Officer	May 2003	February 2, 2007
André Müller Borges(2)	Chief Legal Counsel	January 2002	N/A
José Paulo de Freitas(2)	Chief Human Resources Officer	July 2003	N/A

(1) Executive Officers
(2) Senior Managers

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

     Leonardo P. Gomes Pereira has been our Chief Financial Officer since April 2000. Previously, he was the Director of Financial Planning at Globo for four years. Mr. Pereira worked at Citibank from 1982 to 1995, holding various positions in the corporate banking and corporate finance areas in several countries, including Brazil, Thailand, Venezuela and the United States. He sits on the corporate governance committee of the São Paulo American Chamber of Commerce. Mr. Pereira received a BSC in Engineering from the Federal University of Rio de Janeiro and a BSC in Economics from Candido Mendes University in Rio de Janeiro. Mr. Pereira also received an MBA from Warwick University in the United Kingdom, completed post-graduate work at Wharton Business School at the University of Pennsylvania and graduated from the Columbia Senior Executive Program.

     José Antônio Guaraldi Félix has been our Chief Operating Officer since May 2003. Previously, he was a regional officer at Net Serviços for two years. Prior to that he was an officer of Net Sul, where he headed 16 operations in Southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Felix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellog School of Management in Chicago, and from Insead Business School in France.

     André Müller Borges has been our Chief Legal Counsel since January 2002. Mr. Borges joined Grupo Globo in 1999 as Chief Legal Counsel of Distribution and Telecommunications, in which position he served until 2001, when he joined Net Serviços as a Corporate Officer, responsible for its legal, corporate and regulatory obligations. Previously, he was a law partner at the law firm Tozzini, Freire, Teixeira e Silva Advogados. Mr. Borges holds a degree in Law from the Faculdade Paulista de Direito of the Pontifícia Universidade Católica of São Paulo.

     José Paulo de Freitas has been our Chief Human Resources Officer since July 2003. He is responsible for Human Resources, Quality and Change Managing. He joined Net Serviços as the Regional Officer for the São Paulo region in September 2000. Previously, he worked at Vanity Fair as the Chief Operating Officer for the Brazilian branch from 1999 to 2000, where he was responsible for the Structuring, Sourcing and Operations Division (customer service, planning, purchasing, engineering, quality, distribution center and human resources). Before this, he held several positions at Grupo Algar, culminating in his serving as Chief Executive Officer. Currently, Mr. Freitas serves as Chairman of the Employers Syndicate. He holds an administration degree from Fundação Getúlio Vargas (FGV-SP), São Paulo and a degree in Economics from Universidade de São Paulo.

Indemnification

     We currently provide insurance for our directors, executive officers or senior managers for indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers or senior managers in their official capacity as such.

Compensation of Directors and Principal Executive Officers

     All members of our board of directors and of our fiscal board are entitled to receive compensation in connection with their serving on our boards. Currently, one of the independent members of our board of directors and all members of our fiscal board receive compensation in connection with their serving on our board.

     For the year ended December 31, 2005, the aggregate compensation paid and benefits in kind granted by us to our principal executive officers for services in all capacities was approximately US$7.8 million. This includes all contingent or deferred compensation accrued during 2005 and the monies paid to our principal executive officers pursuant to the long-term incentive plans discussed below.

Directors’ Service Contracts

     Our directors and deputy members are not subject to any service contracts with us or any of our subsidiaries.

Employees

     All of our employees are located in Brazil. At December 31, 2005, we had 4,181 employees. At December 31, 2005, approximately 47% of our employees were working in installation, repair and network maintenance, 16% were working in sales related activities, and 37% were working in administrative functions. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

Share Ownership

     Under Brazilian corporate law, each member of our board of directors is required to be a shareholder of Net Serviços. No director, executive officer or senior manager of Net Serviços is the record owner of more than 1.0% of our shares. For certain information on the beneficial ownership of our shares, including shares held by affiliates of our directors; see “Item 7. Major Shareholders and Related Party Transactions.”

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

     In the first half 2005, we made payments to our employees pursuant to the PPR in the total amount of approximately US$6.4 million, regarding the achievement of our 2004 goals. A portion of this amount is included in compensation paid to our principal executive officers discussed above.

     In June 2005, we ceased the PPR for 2005 and made a proportional payment to our employees pursuant to the PPR in the total amount of approximately US$9.8 million. A portion of this amount is included in compensation paid to our principal executive officers discussed above. In July 2005, we started a new PPR with new goals. We decided to cease the PPR for 2005 and start a new PPR because of a new agreement established with the board of directors. Currently we have new goals, reflecting new growth opportunities. As was the case under the previous PPR, for a select number of our executive officers, senior managers and managers, we add to this bonus an additional complementary bonus, determined by such employee’s contribution toward meeting the financial and operational goals established under the PPR, as well as by their meeting additional individual financial goals. This additional bonus is to remain in effect through December 31, 2006.

Retention Plan

     In 2003, we developed a complementary retention plan for a select number of our key executives, senior managers and managers. This retention plan was to remain in effect through 2006, and was created to retain certain executives, senior managers and managers and to help motivate such employees to attain our long-term performance goals. In June 2005, we terminated the Retention Plan and in August 2005, we made payment pursuant to this plan in the total amount of approximately US$5.7 million, which corresponded to 50% of the total amount expected to be paid under this plan.

Capital Restructuring Plan

     Additionally, to ensure the successful completion of our restructuring, we developed a retention plan for a select number of our key executive officers, senior managers and those managers involved in our restructuring. This plan was implemented in order to help retain certain executives and managers during the restructuring and to help ensure our ability to continue as a “going concern.” In December 2002, pursuant to this plan, we granted stock options corresponding to approximately 3.5 million preferred shares. These options were to be exercised only upon and subsequent to successful completion of our restructuring; they are now fully exercisable. In addition to the granting of stock options, we also agreed to pay R$2.0 million in cash under the plan. Part of this R$2.0 million was paid in July 2003, and the remaining amount was paid in February 2005. The options were granted at R$0.35 per share and expire in March 2007. As of December 31, 2005 all shares under this plan were subscribed.

Pension, Retirement and Similar Benefits

     We currently do not have any pension or retirement plans for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of May 26, 2006, none of our outstanding common shares and approximately 28% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On May 26, 2006, there were approximately 9,000 record holders of preferred shares, including in the form of ADSs, in the United States.

     Prior to the completion of our restructuring, 90.4% percent of our voting common shares were controlled by Globo and Distel. Globo is a Brazilian holding company controlled by the Marinho family with operations in broadcast television, pay television programming, magazine publishing and printing and interests in cable and satellite television. Distel is a wholly-owned subsidiary of Globo. We refer to Globo and Distel collectively as “Grupo Globo” in this Form 20-F.

     On June 27, 2004, Grupo Globo entered into a series of agreements with Telmex and its wholly-owned subsidiary Latam, pursuant to which Telmex, through Latam, became a significant shareholder in us. Pursuant to those agreements, Telmex, through Latam purchased 54,096,360 of our common shares and 179,906,550 of our preferred shares and Grupo Globo purchased 681,605,160 of our common shares in a private offering conducted in connection with the restructuring. Immediately following such share issuance, and at the same time as the closing of our restructuring, Grupo Globo (i) transferred 802,494,731 common shares, representing 51% of our then issued and outstanding common shares to GB Empreendimentos e Participações S.A., or GB, a special purpose company formed by Grupo Globo to control us (ii) sold to Latam 49% of the voting interests of GB and 100% of the non-voting interests of GB (while retaining 51% of the voting interests of GB) and (iii) sold to Latam an addi tional 224,928,532 common shares, equivalent to 14.3% of our then issued and outstanding common shares. One-third of the capital of GB consists of voting shares, with non-voting shares representing the remaining two-thirds. In October 2005, as a consequence of Latam’s acquisition by Embratel, Embratel became the holder of our shares. On May 18, 2006, Embratel acquired from Globosat Programadora Ltda., or Globosat, a wholly-owned subsidiary of Globo, 200,000,000 of our preferred shares. Accordingly, as of May 26, 2006, Telmex owned, directly or indirectly through Embratel and GB, 42.1% of our outstanding common and preferred shares. Grupo Globo continues to control, through GB, a majority of our outstanding voting shares. See “Item 4. Information on the Company—The Restructuring.”

     As of May 26, 2006, Distel owned 9.4% of our common shares, representing 3.8% of our total capital stock, and Globo owned 1.5% of our preferred shares, representing 0.6% of our total capital stock.

     Telmex owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed-line telephony services in Mexico and the leading provider of fixed local and long distance telephone services and Internet access in Mexico.

     Together, Grupo Globo and Telmex, directly or through their respective affiliates, currently own 99% of our common shares, with Grupo Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our new shareholders’ agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex is not permitted to own a controlling interest in us.

     In the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex would have the right to acquire from Grupo Globo, and Grupo Globo would have the right to cause Telmex to purchase from Grupo Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Telmex, through GB, control over 51% of our voting common shares. The additional interest in GB’s voting capital would be equal to the greater of (i) 2% of the voting capital of GB or such amount of voting capital as would give Telmex voting control of GB and (ii) the percentage of GB’s total equity capital equal to the percentage that 16,162,799 common shares represent of the total voting capital of Net Serviços held by GB at the time. The benchmark price for this transaction would be equivalent to R$0.6277, which corresponds to the price per share Telmex has paid to Grupo Globo for our common shares in the transactions described above. Following such a transfer, Grupo Globo would continue to hold a significant minority stake in us, directly and through its stake in GB, and so long as Grupo Globo held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the new shareholders’ agreement described below under “—New Shareholders’ Agreements.”

     We believe that the acquisition by Telmex of this additional interest in voting capital of GB would constitute an acquisition of a controlling interest in Net Serviços that, pursuant to our by laws, would require Telmex to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Telmex for such controlling interest.

     As of May 26, 2006, GB is our controlling shareholder, holding 822,744,800 common shares, representing 51% of our common shares. Grupo Globo, in turn, holds a controlling interest in GB. Grupo Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’ severance arrangements. Furthermore, Grupo Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

     The following table sets forth, as of May 26, 2006, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

		Percentage of
		Total
Name	Number	Outstanding	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	24,833,064	1.5%	–	–	24,833,064	0.6%
Distel Holding S.A.(1)	150,845,011	9.4%	–	–	150,845,011	3.8%
GB Empreendimentos e Participações	822,744,800	51.0%	–	–	822,744,800	20.8%

S.A.(2)
Empresa Brasileira de Telecomunicações	–	–	200,000,000		200,000,000
S.A.(3)				8.5%		5.1%
Embratel Participações S.A.(4)	604,006,887	37.4%	179,504,954	7.7%	783,511,841	19.8%
BNDES Participações S.A.	–	–	268,648,275	11.5%	268,648,275	6.8%
________________________________________

(1) Distel Holding S.A. is controlled by Globo Comunicação e Participações S.A., which is controlled by the Marinho Family.
(2) Grupo Globo holds 51% of the voting interests of GB Empreendimentos e Participações S.A., a special purpose company, and Teléfonos de México, S.A. de C.V., or Telmex, holds 49% of the voting interests of GB and 100% of the non-voting interests of GB.
(3) Empresa Brasileira de Telecomunicações S.A. is controled by Teléfonos de México, S.A. de C.V.
(4) Embratel Participações S.A. is controled by Teléfonos de México, S.A. de C.V.

     In addition, as of May 26, 2006, the public owned 0.7% of our common shares and 83.8% of our preferred shares (including BNDES Participações S.A.’ shares), representing 49.9% of our total capital stock.

     As discussed under “—Related Party Transactions—Grupo Globo/BNDESPar Share Transfer,” in September 2004, Banco Nacional de Desenvolvimento Econômico e Social Participações, or BNDESPar agreed to sell to Grupo Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an inflation index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Grupo Globo and BNDESPar entered into an agreement governing this share transfer. On January 26, 2005, Grupo Globo agreed to exercise its right to acquire all such common shares, representing approximately 7.3% of our voting capital, at the total price of approximately R$54.7 million (US$23.4 million). This share transfer closed on February 1, 2005 at a price of R$0.91 per share. As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold 2 68,648,275 of our preferred shares, or 11.5%, representing 6.8% of our total equity. In addition, in connection with the share transfer, Grupo Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to the preferred shares held by BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to demand we undertake a public offering of such preferred shares in Brazil.

     As a result of our consummated restructuring (see “Item 4. Information on the Company—The Restructuring”), there occurred significant changes in the percentage ownership held in Net Serviços by many of our major shareholders. The following table sets forth, as of May 26, 2006, 2005 and 2004 information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our voting securities.

	Total Equity Percentage

	as of May 26,

Name	2006	2005	2004

Roma Participações Ltda.(1)(3)	–	5.2%	27.2%
Distel Holdings S.A.(2)(3)	3.8%	4.4%	15.3%
GB Empreendimentos e Participações
S.A.(4)(5)	20.8%	20.8%	–
Latam do Brasil Participações S.A.(6)(7)	–	19.8%	–
BNDES Participações S.A.(8)	6.8%	17.7%	21.4%
Globo Comunicações e Participações S.A.(9)	0.6%	–	4.3%
Bradesplan Participações S.A.(10)	–	–	6.4%
RBS Participações S.A.(11)	–	–	3.8%

Embratel Participações S.A. (12)	19.8%	–	–
Empresa Brasileira de TelecomunicaçõesS.A.
(13)	5.1%	–	–

______________________

(1) Represented, 0% of our common shares and 8.8% of our preferred shares and 36.2% of our common shares and 20.9% of our preferred shares at May 26, 2005 and 2004, respectively.
(2) Represented 9.4%of our common shares and 0% of our preferred shares, 10.9% of our common shares and 0% of our preferred shares and 32.1% of our common shares and 3.7% of our preferred shares at May 26, 2006, 2005 and 2004, respectively.
(3) Distel Holding S.A is controlled by Globo Comunicação e Participações S.A., or Globo, which is controlled by the Marinho Family. Roma Participações Ltda was acquired by Globo.
(4) Represented 51.0% of our common shares and 0% of our preferred shares at May 26, 2006 and 2005, respectively.
(5) Grupo Globo holds 51% of the voting interests of GB Empreendimentos e Participações S.A., or GB and Telmex, holds 49% of the voting interests of GB and 100% of the non-voting interests of GB.
(6) Represented37.4% of our common shares and 7.7% of our preferred shares at May 26, 2005.
(7) Latam do Brasil Participações S.A., or Latam, was acquired by Embratel Participações S.A., or Embratel, from Telmex.
(8) Represented 0%of our common shares and 11.5% of our preferred shares 0% of our common shares and 29.9% of our preferred shares, 7.3% of our common shares and 31.2% of our preferred shares at May 26, 2006, 2005 and 2004, respectively.
(9) Represented 1.5%of our common shares and 0% of our preferred shares and 0% of our common shares and 7.2% of our preferred shares at May 26, 2006 and 2004, respectively.
(10) Represented 15.8% of our common shares and 0% of our preferred shares at May 26, 2004.
(11) Represented 6.8% of our common shares and 1.6% of our preferred shares at May 26, 2004.
(12) Represented 37.4% of our common shares and 16.2% of our preferred shares at May 26, 2006.
(13) Represented 0% of our common shares and 8.5% of our preferred shares at May 26, 2006.

New Shareholders’ Agreements

     In connection with the Grupo Globo/BNDESPar share transfer, as further described under “—Related Party Transactions—Grupo Globo/BNDESPar Share Transfer,” on February 1, 2005, our old shareholders’ agreement terminated. In connection with the closing of the sale of our common and preferred shares to Grupo Globo and Telmex and the other transactions described under “Item 4. Information on the Company—The Restructuring,” Grupo Globo, Embratel (as successor to Latam subsequent to Embratel’s acquisition of Latam in 2005) and GB, together with Telmex, entered into a new shareholders’ agreement, and Grupo Globo and Telmex entered into a separate shareholders’ agreement with respect to GB, which we refer as the GB shareholders’ agreement. We refer to these shareholders’ agreements together as the “new shareholders’ agreements.” The new shareholders’ agreements contain provisions relating to, among o ther things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Grupo Globo, Telmex and GB to appoint members to our board of directors and board of officers.

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

     Previous meetings. The new shareholders’ agreements provide that a previous meeting of the representatives of Grupo Globo and Telmex must be held prior to each of our, or any of our subsidiaries’, general shareholders meetings or board of directors meetings at which a material matter is to be considered. The previous meeting is to establish the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the new shareholders’ agreements. Relevant matters (as described below) must be approved at a previous meeting by the affirmative vote of shareholders party to the new shareholders’ agreements. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such previous meeting.

     Material matters. The new shareholders’ agreements require the approval of Telmex, or if Telmex has control over a majority of our common shares, the approval of Grupo Globo, at a previous meeting as described above for specified material matters. These material matters include certain extraordinary corporate transactions relating to us, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating us; changes to specified commercial arrangements to which we are party, including certain programming and network arrangements, affiliate transactions and pay television concession matters; and other matters such as deregistering us as a public company, changing our corporate purpose and determining the compensation and benefits of our key employees. The approval rights are subject to maintaining specified minimum levels of shareholdings in Net Serviços.

     Tag-along rights. Under the new shareholders’ agreements, in the event of a sale of control of us by any shareholder party to the new shareholders’ agreements, the purchaser must agree to undertake a public offering to purchase the shares of the remaining shareholders within a period of no more than 90 days at the same price and under the payment conditions offered to the selling shareholder.

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

     Capital increases. The new shareholders’ agreements provide that, among other things, subject to its fiduciary duties, Grupo Globo will, upon Telmex’s request during the period that is two years from the date of the new shareholders’ agreements, or through March 21, 2007, vote its shares in support of future issuances of preferred shares in public offerings, and Telmex will provide a standby underwriting commitment to purchase such preferred shares at a price of not less than R$0.70 per share (adjusted annually by an inflation index after the first year), with the proceeds from any such issuance to be applied toward repayment of our debt.

     Board of directors (Conselho de Administração). The new shareholders’ agreements require that our board of directors initially be comprised of eleven sitting members and an equal number of deputy members, all of whom must, as required by Brazilian law, be shareholders of Net Serviços. Of these eleven sitting members and eleven deputy members, one sitting member and one respective deputy member are appointed directly by Grupo Globo, six sitting members and six respective deputy members are appointed by GB, which is controlled by Grupo Globo, and four sitting members and four respective deputy members are appointed by Telmex. Additionally, in accordance with Brazilian law, one sitting member and one respective deputy member may be appointed by a non-controlling preferred shareholder.

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

     Board of officers (Diretoria). The new shareholders’ agreements provide that our board of officers and the board of officers of each company controlled by us will be comprised, except under certain circumstances, of the following three executive officers: (i) Chief Executive Officer, (ii) Chief Operations Officer and (iii) Chief Financial Officer. Telmex has the right to appoint and remove the Chief Operations Officer. Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of our common stock governed by the new shareholders’ agreements.

     Business covenants. Under the new shareholders’ agreements and subject to certain ownership requirements, Telmex will agree not to, and not to cause a related party to, own, conduct or participate in the management of any broadcast television or pay-television distribution platform (other than ours and except under certain circumstances) or content production businesses (other than those specified in the new shareholders’ agreements) in Brazil.

     Term. The new shareholders’ agreements shall be valid and effective so long as each of Grupo Globo and Telmex owns (including through GB according to a formula incorporating adjusted interest), directly or indirectly, at least 153,759,717 of our common shares, irrespective of the percentage ownership represented by such common shares.

     Other. Under certain circumstances, Grupo Globo may exchange our common shares or its GB shares for preferred shares issued by us. In the case of an exchange of our common shares, the ratio for exchange will be one common share to one preferred share. In the case of an exchange of GB shares, the number of preferred shares to be delivered to Grupo Globo will be determined according to a formula incorporating adjusted interest. In either type of exchange, all shareholders party to the new shareholders’ agreements are required to waive their rights of first refusal and tag-along rights, as the case may be.

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

Material Transactions with Affiliates

Net Brasil Programming Agreement

     Prior to June 27, 2004, Net Brasil acted as our intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil. We obtain directly, for our own account and benefit, all new international content from sources outside of Brazil. On June 27, 2004 we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the

“NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. On December 16, 2005 we entered into an amended agreement with Net Brasil whereby we extended the term of the current agreement until 2015.

     Although with respect to such programming Net Brasil provides us with exclusive cable-television rights in our licensed areas, it also provides programming to Sky Brasil, a satellite-television provider that competes directly with us and in which Globo owns a significant interest. In addition, much of the programming that we purchase through Net Brasil is produced by Globosat Programadora Ltda., or Globosat, which is wholly-owned by Globo, and its affiliates.

     We pay Net Brasil a fixed amount equal to R$100,000 (US$42,722) per month, adjusted by the Consumer Price Index. For each month of 2005 subsequent to our entering into the amended and restated programming agreement, we also paid to Net Brasil an additional monthly fee of R$16,000 (US$6,836) for the administration of existing international content agreements. This latter fee decreases in the coming years to R$3,000 (US$1,282) per month in 2006 and R$1,500 (US$641) per month in 2007. We will cease paying the additional monthly fee for the administration of existing international content agreements once all international agreements have been assigned to us or upon their expiration, whichever occurs first. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement.

     Since July 8, 2004, Net Brasil has been wholly-owned by Grupo Globo. Prior to July 8, 2004, Net Brasil was owned 60% by Grupo Globo and 40% by us. As part of our restructuring, we transferred our 40% interest in Net Brasil to Grupo Globo for a nominal amount.

     The new shareholders’ agreement between Grupo Globo, Embratel (as successor to Latam), GB and Telmex provides that our board of directors must approve alterations in certain of our programming arrangements and transactions with affiliates. Furthermore, if Grupo Globo and Telmex are entitled to elect at least one member to our board of directors, any alterations in these same programming arrangements and transactions with affiliates must also be approved by such directors. See “—New Shareholders’ Agreements.”

     Pursuant to our past and present programming agreements with Net Brasil, we paid Net Brasil US$34.0 million in 2005. Included in this amount is a broker commission paid to Net Brasil in the amount approximately of US$82,000. We also made a payment of US$79.4 million to Globosat for programming during 2005.

     Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities.

Programming Guide

     Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2003, 2004 and 2005, we paid Editora US$5.1 million, US$4.8 million and US$5.6 million, respectively, for the publication of our program guide.

Voice Offer Agreement

     We and our shareholder Embratel entered into a partnership model in 2006 to offer voice services. With this service, we can offer the triple play (video, broadband and voice) service for potential clients that are covered by our bidirectional network, optimizing synergies and increasing the utilization and profitability of the existing infrastructure.

     According to this agreement, we are responsible for managing the operation, which should strengthen our video and broadband businesses. Embratel, which owns the licenses to provide the voice service, is responsible for investments in infrastructure to offer the service and is bringing its customer service expertise for the voice business. Pursuant to the partnership model, we will share the voice services’ operating results, calculated by subtracting taxes on revenues and interconnection fees from gross voice revenues.

Financing Arrangements with Affiliates

Grupo Globo/BNDESPar Share Transfer

     In September 2004, Banco Nacional de Desenvolvimento Econômico e Social Participações, or BNDESPar agreed to sell to Grupo Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an inflation index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Grupo Globo and BNDESPar entered into an agreement governing the share transfer. On January 26, 2005, Grupo Globo agreed to exercise its right to acquire all such common shares, representing approximately 7.3% of our voting capital, at the total price of approximately R$54.7 million (US$23.4 million). This share transfer closed on February 1, 2005 at a price of R$0.91 (after an adjustment for inflation) per share. As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold certain of our preferred shares. In addition, in connection with the sha re transfer, Grupo Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to our preferred shares held by BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to demand we undertake a public offering of such preferred shares in Brazil. See “—Major Shareholders.”

Telmex/Grupo Globo Share Transfer

     On February 1, 2005, Latam, a wholly-owned subsidiary of Telmex, purchased from Grupo Globo 60,138,289 of our common shares at a total price of approximately R$54.1 million (US$23.1 million). In October, 2005, as a consequence of Latam’s acquisition by Embratel, Embratel has became the holder of such shares.

ITEM 8. FINANCIAL INFORMATION.

     Our audited consolidated financial statements as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2005, 2004, and 2003 are included elsewhere in this Form 20-F.

     See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of our financial position.

     See “Item 10. Additional Information—Dividend Policy” for a discussion of our policy on dividend distributions.

ITEM 9. THE OFFER AND LISTING.

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

     In June 2002, we complied with the requirements of Corporate Governance Level 2, or Level 2, of the Bovespa. Level 2 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by Brazilian law. The inclusion of an issuer in Level 2 signifies the issuer’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improve the quality of information we provide to the market.

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

	Bovespa(1)		Nasdaq
	R$ per preferred share		US$ per ADS

Year	High	Low	High	Low

2001	24.40	5.60	125.00	19.20
2002	8.50	0.19	37.00	0.42
2003	1.27	0.25	4.36	0.65
2004	1.08	0.78	3.60	1.64
2005	1.17	0.43	5.48	2.12

Quarter

1Q/03	0.53	0.25	1.90	0.65
2Q/03	0.43	0.27	1.72	0.80
3Q/03	0.74	0.28	2.55	0.87
4Q/03	1.27	0.58	4.36	1.86

	Bovespa(1)		Nasdaq
	R$ per preferred share		US$ per ADS

Year	High	Low	High	Low

1Q/04	1.01	0.65	3.60	1.95
2Q/04	0.91	0.60	3.18	1.90
3Q/04	0.71	0.52	2.28	1.67
4Q/04	0.65	0.49	2.51	1.64

1Q/05(2)	0.72	0.43	3.75	2.23
2Q/05	0.73	0.56	3.96	2.12
3Q/05	1.03	0.52	4.62	2.16
4Q/05	1.17	0.86	5.48	3.50

1Q/06	1.29	1.06	5.90	4.20

Month

December 2005	1.17	0.98	5.48	4.36
January 2006	1.29	1.03	5.86	4.52
February 2006	1.21	1.06	5.61	4.95
March 2006	1.17	0.98	5.90	4.20
April 2006	1.27	1.08	6.25	5.09
May 2006 (through May 26)	1.32	1.04	6.38	4.39
________________________________________

(1) Reais per share reflected nominal price at trade date.
(2) Reflects an adjustment of R$0.35 to account for the subscription price for preferred shares issued to our existing shareholders in the restructuring.

Trading Markets

Nasdaq National Market

     The primary market for our preferred shares held in the form of ADSs is the Nasdaq National Market. On March 31, 2006, there were 11,735,589 ADSs outstanding, representing 7% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by our major shareholders discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the Nasdaq National Market during 2005 was approximately US$259,000, or 68,000 ADSs.

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

     Audit committee composition. Nasdaq granted us an exemption from its requirement that an issuer maintain an audit committee on a permanent basis. We are not required under our home country practices to maintain an audit committee on a permanent basis, and we do not maintain such a committee. We continue to rely on the exemption granted to us by Nasdaq. However, our fiscal board complies with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, with respect to the requirement that we maintain an independent audit committee.

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

     Shareholder Approval. Nasdaq granted us an exemption from its requirement that shareholder approval be obtained at or prior to the issuance of securities in connection with (a) the establishment or amendment of a compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants; (b) certain acquisitions of stock of another company; (c) an issuance of securities that will result in a change of control of the issuer; or (d) certain transactions other than a public offering. Under Brazilian corporate law, we are not required to obtain shareholder approval to the issuance of securities in connection with the above mentioned topics. Our shareholder approval policies comply with the requirements of Brazilian corporate law and are consistent with that of other companies with shares listed on the Bovespa. We continue to rely on the exemption granted to us by Nasdaq.

     Nominating Committee Charter. In lieu of complying with the Nasdaq requirement that listed companies adopt a formal written charter or board resolution addressing the process for nomination of directors, we follow our home country practice. Under Brazilian corporate law, we are required to adopt a formal written charter or board resolution addressing the process for nomination of directors. Our nominating policies comply with the requirements of Brazilian corporate law and are consistent with that of other companies with shares listed on the Bovespa.

     Executive Sessions. In lieu of complying with the Nasdaq requirement that listed companies have regularly scheduled meetings at which only independent directors are present, we follow our home country practice. Under Brazilian corporate law, we are not required to have regularly scheduled meetings at which only independent directors are present. Our executive sessions policies comply with the requirements of Brazilian corporate law and are consistent with that of other companies with shares listed on the Bovespa.

Brazilian Stock Exchanges

     In 2000, Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the Bovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2005, the Bovespa accounted for 100% of the trading volume of equity securities. The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members.

     Trading. Trading is conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System on the Bovespa and on the National Electronic Trading System. This system is a computerized system which links electronically with the seven smaller regional exchanges.

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

     In order to better control volatility, the Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa falls 10% or 15%, respectively, in relation to the index registered in the previous trading session.

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

     Market Size. As of December 31, 2005, the aggregate market capitalization of all the companies listed on the Bovespa was equivalent to approximately US$482,1 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2005, we accounted for approximately 0.4% of the market capitalization of all listed companies on the Bovespa.

     Although at December 31, 2005 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2005, the average daily trading value on the Bovespa was approximately US$585.5 million.

     Index. Net Serviços has been included as part of the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2005, the weighting of our preferred shares in the index was 1.1% as compared to our weighting of 1.9% on December 31, 2004. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

     Tax Matters. Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made un der Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—Taxation—Material Brazilian Taxation Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Level 2 of the Bovespa

     On December 11, 2000, the Bovespa launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the Novo Mercado of Bovespa. These listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those required under Brazilian corporate law.

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

  valuation of assets used in increases in our share capital;

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

     Establishment of a single one year mandate for the entire board of directors. Level 2 requires that directors are reelected annually for one year terms. Our by-laws provide that our board of directors shall be composed of no fewer than nine and no more than twelve members elected at an annual general meeting of shareholders, each to serve for a one year term, with the option for reelection. Furthermore, according to Level 2, 20% of the members of our board of directors must be, and currently are, independent.

     Free float. Level 2 requires that at all times at least 25% of an issuer’s total capital stock is held by persons or entities other than those party to a shareholders’ agreement. We have been in compliance with this requirement since July 2004.

     Public offers of shares through mechanisms intending to favor capital dispersion and broader retail access. In any and all public distributions of stock, Level 2 requires us to exert our best efforts towards shareholding dispersion. Toward this end, we have adopted special procedures to ensure, in any public offer of our shares by us, (i) access to all interested investors and (ii) allocation of at least 10% of the total distribution to individuals or non-institutional investors.

     Improvements, in addition to quarterly information statements. In addition to the information to be included in quarterly information statements as required by law, Level 2 requires us to, and we do:

  present a consolidated balance sheet, a consolidated statement of results, a consolidated cash flow statement and a consolidated performance report, whenever we are required to submit year-end consolidated financial statements;

  disclose any direct or indirect ownership interest exceeding 5% of our voting capital;

  inform, on a consolidated basis, the quantity and class of those of our securities held, directly or indirectly, by our controlling shareholders, by members of our board of directors, by our executive officers and by the members of our fiscal board;

  report any trades of securities held by our controlling shareholders, by members of our board of directors, by our executive officers and by the members of our fiscal board within the immediately preceding twelve months;

  include, in explanatory notes, our cash flow statements; and

  disclose the quantity of our outstanding shares and the percentage expressed in relation to the total amount of shares issued.

     Furthermore, under Level 2, each fiscal quarter a quarterly information statement must be filed with CVM. The quarterly information statement must include a special report issued by an independent auditor duly registered with CVM, in accordance with CVM regulations.

     Trading of securities and derivatives by members of our board of directors and fiscal board, executive officers and controlling shareholders. Pursuant to Level 2 requirements, members of our board of directors and fiscal board, executive officers and controlling shareholders are obligated to report to Bovespa the volume and the class of our securities held by them, directly or indirectly, including any related derivatives. Any trades in securities and derivatives by such persons are reported in detail to Bovespa within ten days as of the last day of the month in which such trade occurs.

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

  following a decision to raise capital, distribute dividends to shareholders, distribute bonuses in shares and/or related derivatives or adopt a share split, until the publication of the notice announcing such decision, our senior managers and controlling shareholders are obligated to abstain from trading in our securities and related derivatives;

  our senior managers and controlling shareholders are obligated to periodically inform Bovespa and us of their plan to trade in our securities and related derivatives, and if such plan changes, they are required to notify Bovespa and us of the change.

     Shareholder agreement, stock option program and contracts with the same economic group. Upon the signature of a new shareholders’ agreement with us, Level 2 mandates that within five days of such signature, we file with Bovespa a copy of the agreement. Similarly, a copy of all option plans for our employees and administrators are also to be filed with Bovespa within five days.

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

ITEM 10. ADDITIONAL INFORMATION.

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

  valuation of assets used in determining increases in our capital;

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

Preemptive Rights

     Under Brazilian corporate law, upon the issuance of new common or preferred shares, as the case may be, or securities convertible into shares, all existing shareholders of a particular class have the right to subscribe for new shares of the same class, in proportion to the shares they already own. If, in effecting such preemptive rights, an insufficient amount of new shares exist to assure that all existing shareholders of a certain class are able to exercise their full preemptive rights, the rights may be extended on a pro rata basis to another class of shares so as to enable all existing shareholders who wish to exercise their preemptive rights to do so. Preemptive rights are freely transferable. A minimum period of 30 days following the publication of a notice of a capital increase new share issuance must be allowed for the exercise of preemptive rights. Brazilian corporate law and our by-laws authorize us to issue shares, or securities convertible into shares, without pr eemptive rights so long as such shares are sold on a stock exchange, through public subscription or by an exchange of shares in a public tender offer.

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

Capitalization

     As of December 31, 2005, our corporate capital amounted to R$3.5 billion, of which R$12.9 million has not been paid in. As of December 31, 2005, our corporate capital consisted of 1,613,225,102 common shares and 2,339,738,563 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$5.0 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

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

  upon a delisting or a substantial reduction in the liquidity of shares resulting from purchase(s) by controlling shareholder(s), a company must engage in a tender offer for all outstanding shares, at a purchase price equal to the fair market value for such shares. If less than 5% of all shares issued and outstanding have not been purchased by such controlling shareholder(s) after the expiration of such tender offer, holders of such shares may decide at a general meeting to redeem those shares for the offering price;

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

Net Brasil Programming Agreement

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil whereas we obtain directly all new international content from non-Brazilian sources. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

Voice Offer Agreement

     We and Embratel entered into a partnership model in 2006 to offer the voice service. With this service, we can offer the triple play (video, broadband and voice) service for potential clients that are covered by our bidirectional network, optimizing synergies and increasing the utilization and profitability of the existing infrastructure. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Voice Offer Agreement.”

Exchange Controls

      Until March 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”). The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

     On March 4, 2005, the Brazilian National Monetary Council issued Resolution 3,265, introducing several changes in the Brazilian foreign exchange regime, including: (i) the unification of the foreign exchange markets into a single foreign exchange market, called the foreign exchange market, for all transactions effective as of March 14, 2005; (ii) the easing of several rules for the acquisition of foreign currency by Brazilian residents; and (iii) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will provide further easing of regulations in relation to foreign exchange transactions as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

     Additionally, on March 9, 2005, the Central Bank issued Circular 3,280, containing the regulations for the foreign exchange market and for international investments, which governs the Brazilian foreign exchange market, Brazilian investments abroad and foreign investment in Brazil.

     Foreign currencies may be purchased only through a Brazilian bank authorized to operate in the foreign exchange market. Foreign exchange rates are freely negotiated, but may be strongly influenced by Central Bank intervention. The recent changes to the foreign exchange regulation introduced by the Brazilian authorities are intended to make foreign exchange transactions simpler and more efficient.

     From its introduction on July 1, 1994 through January 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band within which the real/U.S. dollar exchange rate could fluctuate. This policy resulted in a gradual devaluation of the real against the U.S. dollar. On January 13, 1999, due to monetary pressure, the band was set at R$1.20 and R$1.32 per US$1.00, respectively. Two days later, on January 15, 1999, due to market pressure, the Central Bank abolished the band system and allowed the real-U.S. dollar exchange rate to float freely.

     Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2003 through December 31, 2003, the real appreciated by approximately 18.2% . From January 1, 2004 through December 31, 2004, the real appreciated by approximately 8.1% . From January 1, 2005 through December 31, 2005, the real appreciated by approximately 11.8%, and at March 31, 2006, the commercial selling rate was R$2.1724 per US$1.00.

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

Dividend Policy

General

     We have never paid cash dividends on our preferred shares or ADSs. We are a holding company and our ability to obtain funds for the payment of cash dividends depends entirely on our ability to obtain funds from our subsidiaries and investees. In addition, several of our debt agreements limit our ability to pay dividends.

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

Amounts Available for Distribution

     At each annual general shareholders’ meeting, shareholders must determine how to allocate net profits from the preceding fiscal year. The board of directors must then approve the decision of the shareholders. For purposes of Brazilian corporate law, net profits are defined as net income after payment of income taxes and social contribution taxes for a given fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and managements’ participation in the profits. In accordance with Brazilian corporate law and our bylaws, the amount available for dividend distribution is equal to our net profits less any amounts allocated from such net profits to:

  the legal reserve;

  a contingency reserve for anticipated losses; and

  an unrealized revenue reserve.

     We are required to maintain a legal reserve, to which we must allocate each fiscal year 5% of net profits for such year until the amount reserved equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2005, our legal reserve had a zero balance.

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

At December 31, 2005, we had no investment reserve.

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

Documents on Display

     Statements contained in this Form 20-F as to the contents of any contract or other document filed as an exhibit to this Form 20-F summarize their material terms, but are not necessarily complete. We are also subject to the informational reporting requirements of the Exchange Act, which requires that we file periodic reports and other information with the SEC. As a foreign private issuer, we file annual reports on Form 20-F as opposed to Form 10-K. We do not file quarterly reports on Form 10-Q but file reports in relation to material events on Form 6-K.

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

     We furnish JPMorgan Chase Bank, as the depositary in connection with our ADSs, annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under Brazilian GAAP. We also furnish the depositary six-month reports in English which include audited semi-annual consolidated financial information prepared under Brazilian GAAP. Upon our request, the depositary will promptly mail such reports to all record holders of our ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of our ADSs and will mail to all record holders of our ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives. As a foreign private issuer, we are e xempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.

     A substantial portion of capital expenditures, including network equipment costs, is denominated in or indexed to the U.S. dollar. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures linked to the U.S. dollar, as of December 31, 2005, we were a party to certain swap agreements.

See also “Item 10. Additional Information—Exchange Controls.”

Interest Rate Risk

     Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our floating rate debt indexed to CDI. Based on the level and characteristics of our debt, the result from a hypothetical 10% increase in interest rates would have an effect of R$10.9 million on our earnings before income tax. The results of this analysis, which may differ from actual results, are as follows:

			Market risk –
			Impact on Net
	Total Debt as of	10% Interest	Financial
	March 31, 2006	Rate Increase	Expenses

	(R$; in millions)	(basis points)	(R$; in millions)
Floating rate deb(1)t:
Debenture-5th Public Issuance(2)	R$650.0	167	R$(10.9)
Total	R$650.0	167	R$(10.9)

(1) Floating rate debt that affects our cash flow.

(2) Floating rate debt indexed to CDI plus a spread of 1.5% per year. CDI was at 16.7% per year as of March 31, 2006.

     The percentages and amounts of our debt subject to floating interest rates as of March 31, 2006 were as follows:

	Percentage of total debt	Amount in US$ millions

Floating rate debt:
Denominated in U.S. dollars	10%	US$ 37.8
Denominated in reais	90%	339.4
Total	100%	US$ 377.2

     Our floating interest rate exposure is primarily subject to the variations of CDI, with respect to the majority of our outstanding local currency denominated debt.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Until March, 2005, we had not made scheduled principal and interest payments on our outstanding debt since December 2002. Our non-payment of such scheduled principal and interest payments constituted an event of default under these debt facilities and instruments, which permitted, subject to applicable procedural requirements, our lenders and debt holders to accelerate all amounts due under their respective debt facilities and instruments. In March 2005, we completed the restructuring of our outstanding indebtedness. See “Item 4. Information on the Company—The Restructuring. The restructuring culminated a process that began in December 2002, when we ceased making payments on our outstanding debt. On September 14, 2005, we issued the Debenture 5th Public Issuance amounting to US$279.0 million (R$650.0 million equivalent at that date), a substantial portion of the net proceeds of which were used to prepay the restructured debt.

     In September and October 2005, using net proceeds from the issuance of the Debenture 5th Public Issuance, we prepaid US$234.2 million in principal amount and accrued and unpaid interest of US$6.1 million on the restructured debt. On April 5, 2006, we concluded the prepayment of our restructured debt. See “Item 4. Information on the Company —The Restructuring

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     As discussed elsewhere in this Form 20-F, in March 2005 we completed the restructuring of our outstanding debt. As a result, Telmex became a major shareholder of Net Serviços. See “Item 4. Information on the Company—The Restructuring.” Our old shareholders’ agreement terminated on February 1, 2005. As part of the restructuring of our outstanding debt, Grupo Globo, Embratel (as successor of Latam), GB and Telmex entered into a new shareholders’ agreement. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

ITEM 15. CONTROLS AND PROCEDURES.

     Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) and has concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report.

     There have been improvements in our internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected in a positive manner, or are reasonably likely to materially affect in a positive manner, our internal control over financial reporting.

     We have an Internal Control Department, which is responsible for implementation of necessary procedures to minimize potential risks related to the on-going operation of our business. Also, we have an Internal Audit Department, which reports directly to the Fiscal Board.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     Pursuant to an exemption granted by Nasdaq, we are currently not required under Nasdaq rules to maintain a permanent audit committee. However, we maintain a permanent fiscal board, or Conselho Fiscal, that complies with Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Nasdaq corporate governance rules. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices—Audit Committee.” Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Charles Barnsley Holland, and he is independent as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

ITEM 16B. CODE OF ETHICS.

     We presently have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at www.ir.netservicos.com.br.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     Ernst & Young Auditores Independentes S.S. acted as our independent auditor for 2004 and 2005 in connection with our U.S. GAAP financial statements. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years (including related expenses) and breaks down the amounts by category of service in U.S. dollars, calculated by using the average of the exchange rates on the last day of each month of 2004 and 2005::

	Total Fees

	(US$;in thousands)

	2005	2004

Audit-Fees(1)	412.0	639.4
Audit-Related Fees	-	-
Tax Fees(2)	117.7	138.5
All Other Fees	-	-
Total(3)	529.7	777.9

(1) Audit Fees

     Audit fees were paid to Ernst & Young Auditores Independentes S.S. for audit services, including:

  the audit of our annual financial statements and review of our quarterly financial information and other procedures that must be performed by the independent auditor to enable them to form an opinion on our consolidated financial statement;

  subsidiary statutory audit; and

  services associated with the issuance of our Debenture 5th Public Issuance filed with the Brazilian Securities Exchange Commission, including the issuance of comfort letters.

(2) Tax Fees

     Fees related to review of our legal restructuring plan for compliance with local legislation.

(3) Pre-Approval Policies and Procedures

     During 2005, our board of directors served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our board of directors established pre-approval procedures for the engagement of Ernst & Young Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

     Our board of directors reviews the scope of each service to be provided by our independent auditors before the commencement of such services in order to ensure that independence is and will be maintained and that the provision of the services is not prohibited under the Sarbanes-Oxley Act of 2002. Each service is approved prior to commencement of work related to such service.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     See “Item 9. The Offer and Listing—Trading Markets—Nasdaq National Market.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS.

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS.

     The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

ITEM 19. EXHIBITS

Exhibit
Number	Description

1.1	By-laws of Net Serviços de Comunicação S.A., as amended on April 28, 2006.

2.1	Indenture, dated as of June 18, 1996, among Multicanal Participações S.A. (predecessor in interest to Net Serviços de Comunicação S.A.), as Issuer, the Guarantors named therein, as Guarantors, and Wells Fargo Bank Minnesota, National Association, as Trustee, with respect to Net Serviços de Comunicação S.A.’s 12 5/8% Senior Guaranteed Notes due 2004 (incorporated by reference to Exhibit 2.1 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

2.2	Supplemental Indenture, dated as of March 22, 2005, to the Indenture dated as of June 18, 1996, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and Wells Fargo Bank Minnesota, National Association, as Successor Trustee, with respect to Net Serviços de Comunicação S.A.’s 12 5/8% Senior Guaranteed Notes due 2004. Incorporated by reference to Exhibit 2.2 of Net Serviços de Comunicação S.A.’s annual report on

Exhibit
Number	Description

Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.3	Indenture, dated as of March 22, 2005, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to Net Serviços de Comunicação S.A.’s 7.0% Senior Secured Notes due 2009. Incorporated by reference to Exhibit 2.3 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.4	7.0% Senior Secured Note due 2009 of Net Serviços de Comunicação S.A (included in Exhibit 2.3 hereof).

2. 5	Indenture, dated as of March 22, 2005, among Net Sul Comunicações Ltda., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee, with respect to Net Sul Comunicações Ltda.’s 7.0% Senior Secured Notes due 2009 and Senior Secured Floating Rate Notes due 2009. Incorporated by reference to Exhibit 2.5 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.6	7.0% Senior Secured Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.7	Senior Secured Floating Rate Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.8	Inter-Creditor Agreement, dated as of February 24, 2005, among Net Serviços de Comunicação S.A., its Subsidiaries listed therein, each Senior Secured Creditor, or an agent acting on behalf of such Senior Secured Creditor, and Banco Itaú S.A., as Collateral Agent (English-language translation). Incorporated by reference to Exhibit 2.8 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.9	Stock Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation). Incorporated by reference to Exhibit 2.9 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.10	Asset Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation). Incorporated by reference to Exhibit 2.10 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.11	Quota Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., the applicable Subsidiaries and Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors (English-language translation). Incorporated by reference to Exhibit 2.11 of Net

Exhibit
Number	Description

Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.12	Receivables Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., Net São Paulo Ltda., Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors and the Centralizing Bank (English-language translation). Incorporated by reference to Exhibit 2.12 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860)for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.13	Receivables Pledge Agreement, dated as of March 1, 2005, among Net Serviços de Comunicação S.A., Net Rio S.A., Banco Itaú S.A., as Collateral Agent, on behalf of the Senior Secured Creditors and the Centralizing Bank (English-language translation). Incorporated by reference to Exhibit 2.13 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860)for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.14	Common Terms Agreement, dated as of March 14, 2005, among Net Serviços de Comunicação S.A., its Subsidiaries listed therein and the Senior Secured Creditors (English-language translation). Incorporated by reference to Exhibit 2.14 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.15	Debt Confession Agreements among Net Serviços de Comunicação S.A., its Subsidiaries listed therein and the Senior Secured Creditors party to the Common Terms Agreement (English- language translations). Incorporated by reference to Exhibit 2.15 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

2.16	Indenture, dated as of February 24, 2005, among Net Serviços de Comunicação S.A., as Issuer, the Guarantors named therein, as Guarantors, and Planner Corretora de Valores S.A., as Trustee, with respect to Net Serviços de Comunicação S.A.’s Debenture 5th Public Issuance (English-language translation). Incorporated by reference to Exhibit 2.16 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

4.1	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (incorporated by reference to Net Serviços de Comunicação S.A.’s Form 6-K (No. 0-28860), dated April 8, 2005).

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation) (incorporated by reference to Exhibit 4.2 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the Fiscal Year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission).

Exhibit
Number	Description

4.3	Protocol of Recapitalization of Globo Cabo S.A., dated as of April 10, 2002, among Distel Holding S.A., Globo Comunicação e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English- language translation thereof (incorporated by reference to Exhibit 4.6 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.4	First Amendment to the Protocol of Recapitalization of Globo Cabo S.A., dated as of April 30, 2002, among Distel Holding S.A., Globo Comunicação e Participações S.A., Roma Participações Ltda., Globo Cabo S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.7 of the Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.5	Second Amendment to the Protocol of Recapitalization of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.), dated as of June 14, 2002, among Distel Holding S.A., Globo Comunicação e Participações S.A., Roma Participações Ltda., Net Serviços de Comunicação S.A., Bradesplan Participações S.A., Bradespar S.A., RBS Participações S.A., BNDES Participações S.A., and, as intervening consenting party, Net Brasil S.A., together with an English-language translation thereof (incorporated by reference to Exhibit 4.8 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28860) for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission).

4.6	Subscription Agreement, dated as of February 4, 2005, among Net Serviços de Comunicação S.A., Globo Comunicação e Participações S.A., Distel Holdings S.A., Roma Participações Ltda. and Teléfonos de México, S.A. de C.V. (incorporated by reference to Exhibit 10.5 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

4.7	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (incorporated by reference to Exhibit 10.6 to Amendment No.1 of Net Serviços de Comunicação S.A.’s Registration Statement on Form F-4 (No. 333-120286), filed with the U.S. Securities and Exchange Commission on February 7, 2005).

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.

12.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit
Number	Description

13.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Date: May 31, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
January 30, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Thousands of United States dollars, except share amounts)

	2005		2004

Assets
Current assets
Cash and cash equivalents	US$	23,865	US$	60,486
Short-term investments		103,624		60,575
Restricted cash		43,309		-
Trade accounts receivable, net of allowance for
doubtful accounts of $11,253 in 2005 and $13,367 in 2004		70,921		55,634
Deferred income taxes		34,313		33,647
Recoverable income taxes		20,942		9,844
Prepaid expenses		4,801		4,561
Other current assets		5,071		3,925

Total current assets		306,846		228,672

Non-current assets
Property and equipment, net		420,323		367,367
Goodwill		268,374		270,821
Deferred income taxes		123,281		65,891
Judicial deposits		48,623		31,469
Recoverable income taxes		8,288		9,675
Investments and advances to equity investees		2,697		1,973
Other non-current assets		11,683		12,132

Total non-current assets		883,269		759,328

Total assets	US$	1,190,115	US$	988,000

	2005		2004

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$	22,564	US$	24,819
Accounts payable to programmers,
(inclusive of US$30,877 and US$41,739 due to related
parties as of December 31, 2005 and 2004)		34,254		50,582
Income taxes payable		14,617		6,644
Sales taxes payable		15,494		13,128
Payroll and related charges		12,649		15,789
Current portion of long-term debt		44,961		235,146
Interest payable		17,594		25,519
Deferred revenue		40,261		32,759
Due to related companies		-		14,333
Accrued expenses and other liabilities		19,093		20,650

Total current liabilities		221,487		439,369

Non-current liabilities
Long-term debt, less current portion		313,108		330,554
Deferred sign-on, hook-up fee and programming benefit		20,842		26,029
Estimated liability for tax, labor and civil claims and
assessments		264,671		185,860
Accrued expenses and other liabilities		5,018		2,537

Total non-current liabilities		603,639		544,980

Total liabilities		825,126		984,349

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
issued and outstanding (2005 – 2,339,738,563 and 2004
– 1,198,784,187)		1,659,711		1,493,279
Common stock, no par value, shares issued and
outstanding (2005 – 1,613,225,102 and 2004 –
828,371,343)		920,514		811,737
Additional paid-in capital		140,222		133,440
Accumulated deficit		(2,131,436)		(2,187,850)
Accumulated other comprehensive loss, net		(224,022)		(246,955)

Total stockholders’ equity		364,989		3,651

Total liabilities and stockholders’ equity	US$	1,190,115	US$	988,000

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,

	2005		2004		2003

Revenue
Pay TV subscriptions	US$	668,804	US$	496,878	US$	431,578
Broadband subscriptions		87,422		34,259		16,676
Pay-per-view		30,012		20,939		17,152
Sign-on and hook-up fees		10,431		8,430		8,846
Other services		19,272		13,823		10,035

Gross service billings		815,941		574,329		484,287
Taxes and other deductions from revenues		(155,276)		(107,125)		(91,972)

Net operating revenue		660,665		467,204		392,315

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$199,498 in 2005 (US$152,590
in 2004 and US$135,647 in 2003); and
US$191,698, US$145,580 and US$132,947 of programming
expense with related parties during 2005, 2004 and 2003		(329,705)		(234,370)		(214,240)
Selling, general and administrative expenses		(148,264)		(109,761)		(77,163)
Depreciation and amortization		(68,160)		(56,736)		(63,727)
Other		2,990		4,430		(2,364)

Total operating costs and expenses		(543,139)		(396,437)		(357,494)

Operating income		117,526		70,767		34,821

Other income (expenses):
Monetary indexation, net		(952)		(5,955)		(3,532)
Gain on exchange rate, net		30,821		31,605		39,421
Interest expense		(57,629)		(101,251)		(79,738)
Financial expense, net		(37,023)		(50,818)		(36,129)
Interest income, including gain on extinguishment of
liabilities of US$27,168 in 2005, (US$0 in 2004 and 2003)		43,617		8,587		7,628
Other income (expense)		2,081		1,055		(3,240)

Total other expenses, net		(19,085)		(116,777)		(75,590)

Income (loss) from continuing operations before income
taxes		98,441		(46,010)		(40,769)

Income tax expense		(42,027)		(41,948)		(5,089)

Income (loss) from continuing operations		56,414		(87,958)		(45,858)
Discontinued operations, net of tax:
(Loss) income from discontinued operations		-		(2,040)		455
Loss from sale		-		(5,820)		-

Total discontinued operations				(7,860)		455

Net income (loss)	US$	56,414	US$	(95,818)	US$	(45,403)

Earnings (loss) per common share, basic and diluted:
- Continuing operations	US$	0.01	US$	(0.08)	US$	(0.04)
- Discontinued operations		-		(0.01)		-

Net earnings (loss) per common share basic and diluted	US$	0.01	US$	(0.09)	US$	(0.04)

Earnings per preferred share, basic and diluted:
- Continuing operations	US$	0.02	US$	-	US$	-
- Discontinued operations		-		-		-

Net earnings per preferred share, basic and diluted	US$	0.02	US$	-	US$	-

Weighted average number of common shares outstanding		3,770,121,861		1,067,138,046		1,067,138,046

Weighted average number of preferred shares outstanding		2,301,310,404		1,542,132,185		1,542,132,185

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars, except share amounts)

	Number of shares issued			Capital stock						Additional Paid-in Capital		Accumulated deficit		Accumulated Other Comprehensive Loss		Total

	Preferred	Common		Preferred		Common		Total

Balance at December 31, 2002	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	10,357	US$	(2,046,629)	US$	(232,494)	US$	36,250

Tax benefit of transactions with
stockholders	-	-		-		-		-		4,670		-		-		4,670
Change in cumulative translation
adjustment for the year	-	-		-		-		-		-		-		1,592		1,592
Net loss for the year	-	-		-		-		-		-		(45,403)		-		(45,403)

Balance at December 31, 2003	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	15,027	US$	(2,092,032)	US$	(230,902)	US$	(2,891)

Tax benefit of transactions with stockholders	-	-		-		-		-		118,413		-		-		118,413
Change in cumulative translation adjustment
for the year	-	-		-		-		-		-		-		(16,053)		(16,053)
Net loss for the year	-	-		-		-		-		-		(95,818)		-		(95,818)

Balance at December 31, 2004	1,198,784,187	828,371,343	US$	1,493,279	US$	811,737	US$	2,305,016	US$	133,440	US$	(2,187,850)	US$	(246,955)	US$	3,651

Issuance of shares for cash at March 21,
2005	179,916,380	550,746,086		23,075		70,640		93,715		-		-		-		93,715

Exchange of payable for common shares at
March 21, 2005	-	184,955,940		-		23,802		23,802		-		-		-		23,802

Issuance of shares for cash at April 20, 2005	874,274,213	-		120,336		-		120,336		-		-		-		120,336

Issuance of shares for cash at May 10, 2005	25,684,250	9,445,127		3,647		1,341		4,988		3,531		-		-		8,519

Exercise of stock options in August and
September, 2005	3,449,275	-		512		-		512		-		-		-		512

Exchange of tax benefit contributed by
stockholders for shares November 8, 2005	57,630,258	39,706,606		18,862		12,994		31,856		(31,856)		-		-		-

Realization of tax benefit contributed by
stockholders	-	-		-		-		-		35,107		-		-		35,107

Change in cumulative translation
adjustment for the period	-	-		-		-		-		-		-		22,933		22,933

Net income for the year	-	-		-		-		-		-		56,414		-		56,414

Balance at December 31, 2005	2,339,738,563	1,613,225,102	US$	1,659,711	US$	920,514	US$ 2,580,225 US$			140,222	US$	(2,131,436)	US$	(224,022)	US$	364,989

	2005		2004		2003

Net income (loss) for the year	US$	56,414	US$	(95,818)	US$	(45,403)
Cumulative translation adjustments		22,933		(16,053)		1,592

Total comprehensive income (loss)	US$	79,347	US$	(111,871)	US$	(43,811)

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of United States dollars)

	Years Ended December 31,

	2005		2004		2003

Operating activities
Net income (loss) for the year	US$	56,414	US$	(95,818)	US$	(45,403)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues		360		695		1,187
Amortization of deferred sign-on and hook-up fee revenues		(10,704)		(7,908)		(4,444)
Equity in results of investees		(513)		(1,640)		580
Non-cash compensation expense		-		112		228
Exchange losses, monetary indexation and interest expense, net		19,756		115,276		58,149
Depreciation and amortization		68,160		56,736		63,727
Deferred income taxes		28,023		9,082		(7,665)
Write off and disposal of assets, net		46		7,721		4,232
Estimated liability for tax, labor and civil claims and assessments		(15,992)		(9,859)		14,475
Increase/decrease in operating assets and liabilities
Trade accounts receivable		(7,598)		(14,915)		151
Income taxes recoverable		(6,884)		(4,137)		(1,028)
Restricted cash		(42,020)		-		-
Purchases of short-term investments		(33,891)		(40,548)		(11,505)
Prepaid expenses and other assets		(10,776)		(9,952)		(13,953)
Accounts payable to suppliers and programmers		(22,063)		(20,875)		(8,889)
Income taxes payable		6,872		30,342		7,193
Payroll and related charges		(5,100)		4,466		2,546
Sales taxes, accrued expenses and other liabilities		2,737		6,849		(7,456)

Net cash provided by operating activities		26,827		25,627		52,125

Investing activities
Acquisition of investments
and advances to related companies, net of repayments		-		79		(1,180)
Acquisition of property and equipment		(86,222)		(43,377)		(22,827)
Proceeds from sale of equipment		12,805		20,029		4,567

Net cash used in investing activities		(73,417)		(23,269)		(19,440)

Financing activities
Short-term debt
Issuances		75,633		-		53
Repayments		(84,859)		(193)		(92)
Long-term debt
Issuances		200,571		-		-
Repayments		(409,941)		-		-
Capital contributions in cash		223,082		-		-

Net cash used in financing activities		4,486		(193)		(39)

Effect of exchange rate changes on cash and cash equivalents		5,483		9,537		8,905

Net increase in cash and cash equivalents		(36,621)		11,702		41,551
Cash and cash equivalents at beginning of the year		60,486		48,784		7,233

Cash and cash equivalents at end of the year	US$	23,865	US$	60,486	US$	48,784

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$	10,586	US$	4,775	US$	510
Cash paid for interest	US$	61,841	US$	-	US$	-

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company holds 46 licenses to operate pay-television systems in 44 cities. Since February 1997, the licenses are issued on a non-exclusive basis by Anatel, the Brazilian National Communication Agency for a term of 15 years, automatically renewable, subject to compliance with applicable laws and regulations, certain technical and financial requirements for establishing a network and operating the business and payment of a fee.

Since November 2004, the Company offers digital cable services to subscribers in Rio de Janeiro and São Paulo. By providing digital cable services, the Company is able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

The Company created an area of internal controls, which beyond the regular works of revision and management of operational controls, will be responsible for the support to the executives of the Company in the certification process of the effectiveness and the efficiency of the internal controls, as required by Securities and Exchange Commission – SEC.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, formerly referred to as “Globopar”, through GB Empreendimentos e Participações S.A. “GB”.

In 2004, Teléfonos del México S.A. de C.V. (Telmex), through its Brazilian subsidiary Latam do Brasil Participações S.A. (Latam), entered into a purchase and sale agreement with Globo to acquire a minority stake in the Company, accomplished in 2005. As a result of certain corporate restructuring at the stockholder Telmex, on October 24, 2005, Embratel Participações S.A., a Brazilian company owned by Telmex, acquired and merged the total capital stock of Latam. Following this transaction, Embratel Participações S.A. held a corporate stake corresponding to 37.4% of the common shares of the Company.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2005 and 2004:

	2005			2004

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
Globo Comunicação
e Participações S.A.	-	-	-	10.4%	-	4.3%
GB Empreendimentos
e Participações S.A.	51.0%	-	20.8%	-	-	-
Distel Holding S.A	9.4%	-	3.8%	37.5%	-	15.3%
Roma Participações	1.5%	8.8%	5.8%	42.4%	16.7%	27.2%
Ltda.
Embratel Participações
S.A. (Telmex Group)	37.4%	7.7%	19.8%	-	-	-
BNDES Participações
S.A.	-	(*)	(*)	7.3%	31.1%	21.4%
RBS Participações S.A.	-	-	-	0.6%	6.0%	3.8%
Public Market	0.7%	83.5%	49.8%	1.8%	46.2%	28.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	1,613,225,102	2,339,738,563	3,952,963,665	828,371,343	1,198,784,187	2,027,155,530

(*) 22.1% of preferred shares held by BNDES Participações S.A. comprising 13.1% of total equity interest are included in public market in 2005.

On November 22, 2005, the Company issued a relevant notice informing that Net Serviços and “Empresa Brasileira de Telecomunicações S.A. – Embratel”, a subsidiary of Telmex, will offer telephony services over the Internet Protocol to the Company’s subscribers.

Completion of debt restructuring and refinancing of the restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

On March 22, 2005, the Company paid 40% of the total debt principal amount plus accumulated interest as of June 30, 2004, plus interest for the period between July 1, 2004 to March 21, 2005, applied at LIBOR plus 3% per year for U.S. dollar (US$) denominated debt, and CDI (Brazilian Interbank Interest Rate) plus 2% per year for the real denominated debt. To make this payment, the Company used approximately US$52,500 (equivalent to approximately R$142,000 at March 22, 2005) of its own cash, approximately US$74,000 (equivalent to R$200,000 at March 22, 2005) from a bridge loan and approximately US$94,000 (equivalent to R$255,000 at March 22, 2005) from proceeds of the issuance of shares to Globo and Telmex.

Additionally, Globo exchanged their credits comprised by amounts receivable from the Company equivalent to approximately US$23,800 for Company’s shares.

On April 22, 2005, the Company repaid the short-term bridge loan in the amount equivalent to US$80,021, using funds obtained through the Company’s private offering of shares as described in Note 9.

On May 16, 2005 and June 16, 2005, pursuant to the terms of the instruments governing the senior secured debt (restructured senior secured debt), the Company prepaid a portion of its debt in the amount of approximately US$22,500 (equivalent to R$53,000 at that date), using cash funds obtained through the Company’s private offering of shares.

On July 20, 2005, the Company paid the entire remaining amount of the Restructured Net Serviços Notes of approximately US$66,491 (equivalent to R$156,401 at that date).

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 at September 14, 2005 (R$650,000 equivalent at that date), the proceeds from which were used to make a prepayment of the restructured debt that was replaced with a longer maturity new debt, which eliminated foreign exchange exposure and certain obligations with terms that could limit the Company’s growth, as further discussed in Note 9.

Management continues to focus on increasing the Company’s subscriber base by means of new more efficient sales channels, improving customer service and maintaining its levels of investment in line with its operating cash flows, as well as by means of improved controls for making investment decisions in a selective and disciplined manner.

The Company holds the following direct and indirect subsidiaries in ownership percentages at December 31:

	2005		2004

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A.	99.96	0.04	86.00	13.62
Net Belo Horizonte Ltda.	-	100.00	100.00	-
TV Vídeo Cabo de Belo Horizonte S.A. (*)	-	-	99.99	-
CMA Participações Ltda	100.00	-	50.67	46.60
Dabny, LLC (*)	-	-	100.00	-
Jonquil Ventures Ltd.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	100.00	-
Net Rio S.A.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.87	2.13	97.87	2.12
Cabodinâmica TV Cabo São Paulo S.A(*).	-	-	63.00	36.99
Net Campinas Ltda.	-	100.00	100.00	-
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos S. A.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	-	99.62
Net Anápolis Ltda.	-	100.00	-	99.62
Net Bauru Ltda.	-	100.00	-	99.62
Net Campo Grande Ltda.	-	100.00	-	99.62
Net Goiania Ltda.	-	100.00	-	99.62
Net Piracicaba Ltda.	0.08	99.92	0.08	99.54
Net Ribeirão Preto S.A.	-	100.00	-	99.62
Net São José do Rio Preto Ltda.	-	100.00	-	99.62
Net Sorocaba Ltda.	-	100.00	-	99.62
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
TV Cabo de Chapecó Ltda. (*)	-	-	0.01	99.99
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged.

Due to continuous operational improvements resulting from revenues increases and costs reductions due in part to renegotiation with content providers that detach programming costs from U.S. dollars, many of the Company’s subsidiaries are profitable.

Sale of investments

Consistent with the Company’s strategy to focus on and increase its resources toward pay-television and broadband Internet service, on August 30, 2004, the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations.

According with APB 21 Interest on Receivables and Payables, as those amounts are non interest bearing, they are recorded in the Company’s consolidated financial statements at their present values discounting using a rate of 8.8% for the Brazilian reais denominated accounts receivable and 4.51% for the U.S. dollar denominated accounts receivable.

Additionally, the Company wrote-off its investment and goodwill balances in the amounts of US$3,200 and US$11,049, respectively, in connection with the sale of the investment. The Company recorded a net loss of US$5,820 in the 2004 consolidated statement of operations as discontinued operations in connection with the sale. Additionally, net revenues of discontinued operations amounted to US$10,927 and US$17,244 for the years ended December 31, 2004 and 2003, respectively and pretax results of discontinued operations amounted to (US$2,040), and US$455 for the years ended December 31, 2004 and 2003, respectively.

In 2005, the 11.8% appreciation of the Brazilian real had a positive effect on the Company’s financial position and results of operations due to the Company’s high level of foreign currency denominated debt in the beginning of the year and before the completion of the debt restructuring. The exchange rate of the Brazilian Real (R$) to the US$ was R$2.3407:US$ 1.00 at December 31, 2005, R$2.6544:US$ 1.00 at December 31, 2004 and R$2.8892:US$ 1.00 at December 31, 2003. At January 30, 2006 the exchange rate was R$2.2116:US$ 1.00.

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as reporting currency. The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and those of its wholly owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company’s 50 percent-owned investee, TV Cabo e Comunicações de Jundiaí S.A., is accounted for by the equity method.

b) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to these estimates and assumptions include the residual value and estimated useful lives of property and equipment, allowance for doubtful accounts, inventories, recoverability of deferred income tax assets, provision for contingencies, goodwill impairment testing and valuation of derivative instruments. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view and high-speed data services. Revenue is recorded in the month the services are provided. The portion of sign-on and hook-up revenue and the related direct selling expenses, which represents the estimated average period that subscribers are expected to remain connected to the system, are deferred and amortized over ten years.

Taxes and other deductions from revenues consist primarily of:

  ICMS value-added tax - The ICMS tax is a value-added tax levied at a rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which the Company and its subsidiaries operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.
  ISS municipal tax - The ISS tax is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.
  PIS-related federal tax - A federal tax related to the PIS is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services.
  COFINS federal social security tax - The COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services.
  FUST and FUNTTEL taxes - The FUST and FUNTTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTTEL are levied at the rates of 1.0% and 0.5%, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$46,070, US$29,055 and US$16,787 for the years ended December 31, 2005, 2004 and 2003, respectively, which are reflected in the consolidated statement of operations under “selling, general and administrative expenses”.

e) Cash and cash equivalents and short-term investments

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The cost of these investments approximates fair value.

Short-term investments

Equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, as defined by FASB Statement 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

f) Trade accounts receivable and provision for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The provision for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. Investments acquired from the Company’s controlling stockholders are recorded at the controlling stockholders’ carryover book basis. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed Internet services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Expenses for repairs and maintenance of networks, which extend the useful lives of the related assets, are capitalized and depreciated over the remaining useful life. Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. For all periods presented, no impairment losses were recognized.

j) Goodwill and impairment testing of goodwill

In January 2002, the Company adopted FASB Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which requires that goodwill be tested for impairment annually or more frequently as warranted by events or changes in circumstances using a two step process.

Management has identified reporting units based on geographic clustering consistent with the Company’s expansion that gave rise to such goodwill on acquired companies.

The initial fair value measurement was estimated using the discounted cash flow methodology, based on the Company’s business plans and validated by external specialists. The Company performs its impairment test annually at December 31 using a consistent discounted cash flow model. The use of a discounted cash flow model involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors, as well as on comparable market analyses. The discount rate assumption is based on the weighted average cost of capital (WACC). When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined based on the allocated fair value of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

k) Estimated liability for tax, labor and civil claims and assessment

The accrual for estimated liability for tax, labor and civil claims and assessments involves considerable judgment on the part of management. As prescribed by SFAS No. 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” The Company is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its internal and external legal advisors. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

l) Income taxes

Income taxes are provided using the liability method prescribed by FASB Statement No.109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefit contributed by stockholders, as described in Note 10, is recorded as additional paid-in capital.

m) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

n) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company, equal to 3,449,275 shares were fully exercised during the third quarter 2005; and were excluded from the calculation of diluted income (loss) per share, since they would be anti-dilutive.

The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

In connection with the Company’s private offering described in Note 10, the Company offered all existing stockholders to purchase shares at a price of R$0.35 per share, which was below the fair value of those shares at the date of the offer. The offer to stockholders to purchase securities below fair value of the shares constitutes a rights issue, which is somewhat similar to a stock dividend, as stated by FASB No. 128. As the rights issue was offered to all existing stockholders, basic and diluted earnings per share amounts presented for comparative purposes have been restated to give recognition to the bonus element embedded in the offer in compliance with FASB No.128.

o) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 (“Reporting Comprehensive Income”) and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

p) Stock-based compensation

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123(R), “Accounting for Stock-Based Compensation ” (“SFAS No. 123(R)”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income (loss) and net income (loss) per share is required by SFAS No. 123(R) and has been determined as if the Company had accounted for its employee stock options using the fair value method prescribed by SFAS No. 123(R). All stock compensation expenses were recognized during the debt restructuring period up to December 31, 2004 and there is no pro forma effect for the year ended December 31, 2005.

4. Cash and Cash Equivalents, Short-Term Investments and Restricted Cash

		2005		2004

Cash and cash equivalents
Cash	US$	10,844	US$	4,944
Financial Investments Funds		13,021		55,542

	US$	23,865	US$	60,486

Short-term investments
Brazilian Interbank Deposit – “CDI”	US$	103,624	US$	60,575

	US$	103,624	US$	60,575

Restricted cash	US$	43,309	US$	-

Restricted cash

Restricted cash is comprised of proceeds from the issuance of new debt, invested in Brazilian Treasury Bills, and deposited as collateral for the payment of the Net Sul Senior Secured and Floating Rate Notes, as described in Note 9.

5. Recoverable Income Tax

		2005		2004

Withholding income taxes	US$	29,230	US$	19,519
Current portion		(20,942)		(9,844)

Non-current portion	US$	8,288	US$	9,675

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries are using these credits mainly to offset their liabilities related to income tax withheld from employees and income and social contribution taxes payable at the subsidiaries with taxable income.

6. Goodwill

On December 31, 2005 and 2004, the annual dates on which the Company performed its annual impairment test, the Company concluded that no impairment charges were required.

A summary of changes in the Company’s goodwill during the years ended December 31, 2005 and 2004 is as follows:

Balance at December 31, 2003	US$	268,639
Deferred income tax		(8,307)
Disposal		(11,049)
Currency translation		21,538

Balance at December 31, 2004		270,821
Deferred income tax		(36,276)
Currency translation		33,829

Balance at December 31, 2005	US$	268,374

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired businesses accounted for using the purchase method of accounting, which has the impact of reducing goodwill.

The translation results were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income (loss) for the years.

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

	2005		2004

	Cost	Accumulated depreciation	Net book value	Net book value

Cable network	US$ 1,068,209	US$ (720,880)	US$ 347,329	US$ 302,290
Data processing equipment	113,096	(81,869)	31,227	26,638
Buildings and improvements	10,885	(8,472)	2,413	2,215
Fixtures, fittings and installations	12,164	(8,422)	3,742	3,888
Vehicles	2,277	(2,138)	139	70
Other	58,152	(47,941)	10,211	9,760

	1,264,783	(869,722)	395,061	344,861
Cable construction materials	24,020	-	24,020	21,414
Land	1,242	-	1,242	1,092

Total property and equipment, net	US$ 1,290,045	US$ (869,722)	US$ 420,323	US$ 367,367

Total accumulated fixed costs and financial expense capitalized in the cable network during the prematurity phase, net of amortization, amount to US$7,455 at December 31, 2005 (US$6,574 at December 31, 2004). Total depreciation expense for property and equipment was US$67,845, US$56,171 and US$61,690 for 2005, 2004 and 2003, respectively. Accumulated depreciation at December 31, 2004 was US$732,616.

8. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

Programming

The Company purchases a large part of the programming through affiliates of Globo Comunicação e Participações S.A. at rates believed to be at market value, by means of an agreement with Net Brasil S.A., which in turn acquires Portuguese language programming content from Globosat Comunicações S.A., also a related party.

Since June 27, 2004, the role of Net Brasil S.A. in acquiring programming content, has changed. Under the amended and restated agreement, Net Brasil S.A. retained its role with regards to obtaining programming content or channels produced in Brazil, while the Company directly purchases all new international content from sources outside of Brazil, which represents approximately one third of the Company’s line-up. As a result of this agreement, the compensation to Net Brasil S.A. was reduced from R$0.51 per subscriber per month to a fixed amount of R$100,000 per month, adjusted annually based on the Consumer Price Index (IPC), plus an additional monthly fee of R$24,000 in 2004, R$16,000 in 2005, R$3,000 in 2006 and R$1,500 in 2007.

Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Sexy Hot, For Man, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties.

The pay-per-view content is obtained through a consortium agreement with Globosat, represented by Net Brasil S.A., to jointly explore the assets, programming rights and resources to selling and transmitting pay-per-view events.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the years ended December 31, 2005, 2004 and 2003 were US$5,574, US$4,816 and US$5,115, respectively.

The transactions of the Company involving companies related to Embratel Participações S.A, for link vírtua, voice canal, fixed telephone and click 21, are registered based on prices and market conditions. The Company paid approximately US$4,900 to Embratel Participações S.A. during the year ended December 31, 2005, in connection with these transactions.

Since 2003, the Company has renegotiated the terms of certain programming agreements. Prior to the renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, those programming costs were renegotiated to be denominated into Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of US$12,967 which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 60 months.

9. Debt

Debt is comprised of:

	December 31, 2005		December 31, 2004
	 

Restructured debt – SFAS 15	US$	-	US$	305,311
Senior Facilities – SFAS 15		78,798		109,554
Senior Secured Debentures – SFAS 15		41,397		61,908
Net Sul Notes – SFAS 15		38,605		88,927
Non-convertible Debentures – 5th Public Issuance		199,269		-
	 
		358,069		565,700
Less current portion		(44,961)		(235,146)
	 
Long-term debt	US$	313,108	US$	330,554
	 

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (100% as of December 31, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

Debt refinancing

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance (New Debt) amounting to US$279,000 at September 14, 2005 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and should be concluded in April 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes (collectively the Notes) will be liquidated. The carrying amount of these Notes as of December 31, 2005 is US$38,605. Considering that the Notes will remain outstanding until their effective liquidation, the Company has carried out a consent solicitation to the holders of these Notes aiming to eliminate some obligations from the Company, including the investment limitation of US$50,000 per year; and release the previous pledge from the Company to the holders of these Notes.

On September 26, 2005, in connection with the consent solicitation, 91.2% of the holders had accepted the Company’s proposition and had approved the addendum regarding the Notes. Holders who elected to participate in the consent would be paid to each an amount in cash equal to 1% of the principal amount. On October 17, 2005, Net Sul paid approximately US$350 to the holders of the Notes in connection with the consent fee. This amount was charged to expense when paid.

In connection with the consent solicitation and according to the terms and conditions of the indenture, Net Sul deposited funds corresponding to US$44,216 at that date in an escrow account held by Net Sul in Brazil, recorded as restricted cash, which amount as of December 31, 2005 of US$43,309 is sufficient to make the payment of principal plus accrued and all future interest that will accrue thereon until the vesting date (which is currently expected to occur on April 5, 2006). This account has been pledged in favor of holders of the Notes. The Notes will be prepaid in full, with interest, on the business day immediately following the vesting date.

The Non-Convertible Debentures - 5th Public Issuance bear interest at the CDI rate plus 1.5%, payable semi-annually in arrears on every February 15 and August 15. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing in August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.60%, which premium shall decrease linearly to zero at its maturity.

The restructured debt held by creditors who did not directly or indirectly participate in the issuance of the 5th Public Debentures, has been accounted for according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$27,168.

 The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th Public Debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), were accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. The Company determined that the instruments are not substantially different, accordingly such debt will continue to be accounted for according to SFAS 15, using revised estimates of future cash flows.

The Company’s long-term debt at December 31, 2005 becomes due in the following years:

2006	US$	44,961
2007		9,200
2008		79,352
2009		77,320
2010 and 2011		147,236

	US$	358,069

10. Stockholders’ Equity

Capital

According to the Company’s bylaws, the capital stock can be increased up to the limit of R$5,000,000 (US$2,136,000 at December 31, 2005) through the issuance of common and preferred shares.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company.

Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law, subject to prior elimination of accumulated deficit, per Brazilian official accounting records equivalent to US$1,397,134 as of December 31, 2005. For the year ended December 31, 2005, the Company’s local currency consolidated financial statements presented a net profit of US$53,686 (2004 net loss of US$17,102 and 2003 net loss of US$92,893). The Company has paid no dividends during the three years ended December 31, 2005. Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder’s capital is registered as foreign capital with the Brazilian Central Bank.

Changes in ownership

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. As per the agreement, any stockholder that desires to transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also their preferred shares to a third party, shall notify, in writing, all other parties in the stockholders’ agreement, allowing the right of first refusal. The agreement also provided for share issuances at the Board of Directors discretion, approved by a simple majority of the board members that attend the meeting and included the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts.

The following transactions among shareholders occurred:

a) Shareholders Agreement between Globo Comunicação e Participações S.A (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex)

On June 27, 2004, Globopar entered into an agreement to sell part of its interest in the Company to a strategic investor, Telmex. This agreement was made in the context of the Company’s debt restructuring plan and proposes the issuance of common and preferred shares by the Company, in an aggregate amount up to 1,825,021,996 shares (745,147,153 common shares and 1,079,874,843 preferred shares). On November 3, 2004, the Board of Directors approved to implement the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced. As described in Note 1, this transaction was consummated on March 21, 2005.

On March 21, 2005, the Company issued 681,605,160 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 54,096,360 common and 179,906,550 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$0.13 per share (equivalent to R$0.35 at March 21, 2005). At the same date, a new shareholders’ agreement was celebrated.

Additionally, Globo transferred its ownership in the Company as follows:

i. 802,494,433 common shares representing 51% of voting capital to GB Empreendimentos e Participações S.A., a subsidiary of Globo (51%) and Latam, indirectly controlled by Telmex (49%), which holds 51% of the Company’s voting Capital; and

ii. 460,928,020 common shares representing 29.29% of voting capital to Latam, indirectly controlled by Telmex.

b) Exchange of shares between Globopar, Distel and Romapar (collectively referred to as Globopar) and Bradesplan Participações S.A. (Bradesplan)

On August 16, 2004, 130,511,010 preferred shares held by Globo were exchanged for 130,511,010 common shares held by Bradesplan, representing 6.4% of the Company total capital.

As a result of this transaction the rights of Bradesplan and Bradespar S.A., respectively as a party and an intervening party to the Company Stockholders’ Agreement were terminated.

c) Acquisition of RBS Participações S.A. (RBS) common shares by Globo and its affiliates (collectively referred to as Globo)

On November 22, 2004, Globopar and RBS entered into an agreement pursuant to which Globopar agreed to transfer 51,704,008 of the Company’s preferred shares held by the Globopar to RBS, representing 2.55% of the Company’s total capital, and RBS agreed to transfer an equal number of the Company’s common shares held by RBS to Globopar, representing 6.24% of Net’s voting capital and 2.55% of its total capital consummated on December 23, 2004. As a result of this transaction, the rights and obligations of RBS as party of the existing Company’s Stockholders’ Agreement were terminated for all purposes and effects.

d) Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares

On January 26, 2005, Globopar, Distel and Romapar (collectively referred to as Globopar) agreed to exercise its right to unconditionally acquire all of the 60,138,289 common shares issued by the Company and held by Bndespar, representing 7.26% of the Company’s voting capital, at the total price of R$54,726, representing R$0.91 per common share.

The closing of the purchase and sale by means of price payment by Globopar to Bndespar and the transfer of the preferred shares to Globopar occurred, on February 1, 2005, when the stockholders agreement dated July 11, 2002 was extinguished. A new stockholders agreement was celebrated assuring Bndespar the right to register such preferred shares in any public or private offering of the Company’s preferred shares and granting an annual right to request the Company to undertake a public offering of such preferred shares in Brazil.

At the same date, Globopar and Telmex through Latam, announced that Latam acquired 60,138,289 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

Together, Globo and Telmex, directly or through their affiliates, currently own 99% of our common shares. Globo controls, through GB Empreendimentos e Participações S.A., a majority of our outstanding voting shares. The new shareholders agreements between Globo, Telmex and GB contain provisions relating to, among other things, the transfer of our shares and of the shares of GB, rights of refusal, and governance, including the right of each of Globo, Telmex and GB to appoint members to Company’s board of directors and boards of officers.

Capital increase

On April 20, 2005, the period for holders who had subscription rights under the terms of the Company’s private offering of shares, made in connection with the debt restructuring, ended. Until that date, 735,702,026 common shares and 1,054,190,593 preferred shares were subscribed.

The private offering remaining 9,445,127 common shares and 25,684,250 preferred shares not subscribed as part of the private offering were subsequently subscribed through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$0.21 per share (equivalent to R$0.51 at that date) and US$0.26 (equivalent to R$0.63 at that date), respectively.

Stock option plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for 3,449,275 shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$0.15 per share (equivalent to R$0.35 at December 31, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

Corporate reorganization plan

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes will result in a future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. The contributed benefit of US$31,856 realized in 2004 and 2003 by means of cash savings on current income tax obligations by certain operating subsidiaries which was previously accounted for as additional paid-in capital was transferred to capital.

In accordance with Brazilian Corporate Law on December 9, 2005, the Company issued 39,706,606 common and 57,630,258 preferred shares, at a price corresponding to approximately US$0.40 per share, up to the amount of the tax benefits realized by the Company. The non-controlling stockholders had the right to purchase their pro rata share of this capital stock increase in order to prevent dilution, but they did not accept the offer, shares was issued only to the contributing stockholder.

11. Income Tax

Income taxes in Brazil include federal income tax and social contribution. The statutory rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2005, 2004 and 2003.

The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

	Years ended December 31,

	2005		2004		2003

Income (loss) from continuing operations	US$	98,441	US$	(46,010)	US$	(40,769)
Statutory composite tax rates		34.00%		34.00%		34.00%

Tax benefit (expense) at statutory rates		(33,469)		15,643		13,861
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP		(6,415)		(34,923)		11,835
Income and social tax on permanent differences BRGAAP		8,576		70,153		35,287
Tax benefit of transaction with stockholder		(32,044)		27,186		4,670
Differences between US GAAP x BR GAAP		(55,861)		47,197		-
Other		(1,120)		(556)		(18,995)
Decrease (increase) in valuation allowance		78,306		(166,648)		(51,747)

Income tax expenses	US$	(42,027)	US$	(41,948)	US$	(5,089)

Current income tax	US$	(14,004)	US$	(6,343)	US$	(12,754)
Deferred income tax		(28,023)		(35,605)		7,665

Income tax expenses, net	US$	(42,027)	US$	(41,948)	US$	(5,089)

The net deferred tax asset is comprised as follows:

	2005		2004

Deferred tax assets:
Tax loss carryforwards	US$	469,866	US$	411,060
Tax benefit of transaction with stockholder		99,368		119,640
Accrued expenses – not currently deductible		17,459		47,197
Change in functional currency		13,702		9,926
Debt restructuring – capitalized costs in local books		-		8,360
Deferred hook-up revenue charges		6,674		8,344

		607,069		604,527
Deferred tax liabilities:
Property and equipment		(3,910)		(4,074)

		(3,910)		(4,074)

Net deferred tax assets		603,159		600,453
Valuation allowance		(445,565)		(500,915)

Net deferred tax asset		157,594		99,538
Current assets		(34,313)		(33,647)

Non-current assets	US$	123,281	US$	65,891

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforwards in a given year to 30% of taxable income. At December 31, 2005 and 2004, the Company and its subsidiaries had tax loss carryforwards of US$1,338,456 and US$1,171,197, respectively.

The valuation allowance related to the tax loss carryforwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

12. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operatingl leases as of December 31, 2005 are as follows:

		Office		Lamp
		Spaces		poles		Total

2006	US$	1,072	US$	17,279	US$	18,351
2007		1,071		19,328		20,399
2008		1,049		21,389		22,438
2009		1,047		22,245		23,292

Total	US$	4,239	US$	80,241	US$	84,480

Rental expenses for the years ended December 31, 2005, 2004 and 2003 were US$2,998, US$2,685 and US$2,097, respectively.

     The Company and the subsidiaries, Net Campinas Ltda, Net Rio S.A. and Net Belo Horizonte Ltda,, had firmed guarantees letters, in the value of US$1,010, US$6,205, US$14,613 and US$441, respectively, through financial institutions, for the purpose of guarantying the payment of tax actions brought against the Company and its subsidiaries by the State and Federal tax authorities.

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

At December 31, estimated liability for tax, labor and civil claims and assessments is comprised as follows:

		2005		2004

Tax related matters	US$	242,289	US$	167,939
Labor related claims		12,852		11,702
Civil related claims		9,530		6,219

Total	US$	264,671	US$	185,860

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$48,623 (US$31,469 in 2004), which is available to offset payments required under ultimate unfavorable court decisions.

Following is a description of the Company’s major tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain recent adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$64,944 (US$66,000 in 2004). It is the understanding of management and its external legal counsel that interest accrued under the current intercompany accounts is not subject to withholding tax and as no material adverse impact is expected no accruals are established in respect to this matter.

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS (social fund contributions) on their revenues. At December 31, 2005, the amount of US$55,149 (US$43,748 in 2004) was recorded based on estimated amounts under litigation.

The subsidiary Net Rio S.A. received a tax assessment notice from the State Tax Authority in the amount of US$26,487 (US$23,357 in 2004) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments and considering the risks involved recorded estimated potential losses related to this assessment in the amount of US$10,288 (US$7,894 in 2004).

The subsidiaries Net Campinas Ltda. and Net São José do Rio Preto Ltda. have received assessment notices from the State Tax Authorities, suspending the previously approved benefit of payment of their ICMS tax debt in installments. Management is defending the assessment and has recorded estimated losses in the amount of US$4,704 (US$4,003 in 2004) related to these matters.

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2005, court deposits and accrued liabilities under litigation amounts to US$13,883 (US$10,812 in 2004).

The subsidiary Net Rio S.A. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$1,844 (US$3,123 in 2004).

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$10,014 (US$5,430 in 2004).

The Company is defending a federal tax assessment notice in the amount of US$8,972 (US$7,911 in 2004) due to a difference in classification between the Company and the Tax Authorities’ of analogical decoders for use in pay-TV systems under the Common Mercosur Names. Management has recorded probable estimated losses in the amount of US$3,883 (US$3,424 in 2004).

The subsidiary Net São Paulo Ltda. is defending itself at the administrative level, from two Federal Tax Authorities assessment notices, in the amount of US$1,584 (US$5,876 in 2004), related to the deductibility of certain expenses in the fiscal years from 1995 to 1997. Management has recorded probable losses corresponding to the full assessment amount.

The subsidiary Net São Paulo Ltda. is defending itself from two federal tax assessment related to the deductibility of expenses in 2003. The Company has recorded estimated losses in the amount of US$4,292 (US$3,279 in 2004) related to these assessments.

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$3,388 (US$3,102 in 2004).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$10,600 (US$9,347 in 2004). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$1,400 (US$1,099 in 2004).

In September 2003, the subsidiary Net Rio S.A received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$ 10,821 (US$9,542 in 2004). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio S.A. is defending itself and recorded potential losses related to this assessment in the amount of US$4,570 (US$3,491 in 2004).

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$1,841.

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,283 (US$1,046 in 2004).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$49,367 related to these taxes.

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

The Federal Internal Revenue has imposed a tax assessment of US$9,037 million on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of U$$3,883 (US$3,424 in 2004) to cover any potential losses.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

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

At December 31, 2005 and 2004 the Company’s U.S. dollar exposure was comprised as follows:

		2005		2004

Debt	US$	39,025	US$	193,811
Due to related companies		-		13,239
U.S. dollar denominated investment funds		(13,021)		(54,713)

	US$	26,004	US$	152,337

b) Fair value

The Company considers that the carrying amount of its financial instruments generally approximates fair market value. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Fair value methods and assumptions used in estimating the fair value disclosures for financial instruments are as follows:

(i) Cash and cash equivalents, restricted cash, short-term investments.

(ii) Cash equivalents are represented principally by short-term investments and their fair value is estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value. The carrying amount of cash is reasonable estimate of its fair value.

(iii) Debt

Based on the new terms negotiated with creditors, management estimates that the fair value of the financial instruments approximates their book value.

(iv) Derivatives instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company has invested in hedge funds that had entered into short-term forward interest and foreign exchange swaps contracts. On December 31, 2005 the total amount of this investment was US$13,021 (US$54,713 – 2004), which is classified as cash and cash equivalents.

14. Benefits to Employees

Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended 31, December, 2005, 2004 and 2003 were US$4,685, US$3,265 and US$3,160, respectively.

Variable compensation

The Company has two remuneration complementary plans of remuneration as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its predetermined performance goals established in accordance with the annual approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The original PPR for this year was locked up in June and was paid in August 2005, proportional to the first semester. A new short term PPR commenced since then, for the period of six months covering the second half of 2005. The main goals for this new plan aimed to reach certain number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base ( weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction ( weight: twenty - five percent.).

The decision to lock up the annual plan of 2005 in June of this year and to introduce a new plan for the second half of the year occurred because management has presented to the Board of Directors a new set of goals that reflect an increase in growth greater than the one previously foreseen in short-term in the markets where it operates. This change does not modify the defined strategy for short/long term widely disclosed by the Company.

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2006. The expenses related to this plan are accrued since its inception in 2004 up to August 2005, when amounts due were actually paid. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2007.

15. Supplementary Information

	2004		Year ended December 31, 2005

	Balance at beginning of the year		Credits (charges) To Expense		Effect of currency variation		Balance at end of the year

Descriptions

Allowance for doubtful accounts	US$	(13,367)	US$	(7,990)	US$	10,104	US$	(11,253)

Income tax valuation allowance	US$	(500,915)	US$	78,306	US$	(22,956)	US$	(445,565)

	2003		Year ended December 31, 2004

Allowance for doubtful accounts	US$	(14,951)	US$	(7,226)	US$	8,810	US$	(13,367)

Income tax valuation allowance	US$	(322,730)	US$	(166,648)	US$	(11,537)	US$	(500,915)

	2002		Year ended December 31, 2003

Allowance for doubtful accounts	US$	(11,916)	US$	(6,784)	US$	3,749	US$	(14,951)

Income tax valuation allowance	US$	(246,591)	US$	(51,747)	US$	(24,392)	US$	(322,730)