Form 20-F/A
period 2005-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2006-09-26
CIK 1024446

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

Yes                   No

i

Explanatory Note

     The purpose of this Amendment No. 1 on Form 20-F/A to the annual report on Form 20-F of Net Serviços de Comunicação S.A. for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission on June 1, 2006 (the “Original Form 20-F Filing”) is to amend “Item 9. The Offer and Listing—Trading Markets—Compliance with Certain Nasdaq Corporate Governance Rules” and “Item 16A. Audit Committee Financial Expert” to provide further disclosure regarding our compliance with the corporate governance rules of the Nasdaq Stock Market, Inc.

     This Form 20-F/A does not reflect events occurring after the Original Form 20-F Filing or modify or update those disclosures affected by subsequent events. Rather, except as described above, information is unchanged and reflects the disclosures made at the time of the Original Form 20-F Filing on June 1, 2006. Accordingly, this Form 20-F/A should be read in conjunction with the Original Form 20-F Filing and our filings made subsequent thereto, including any amendments to those filings. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of each of Item 9 and Item 16A is set forth herein, including those portions of such text that have not been amended from that set forth in the Original Form 20-F Filing.

     In this annual report on Form 20-F/A, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represented, as of June 1, 2006, ten of our preferred shares.

ii

Part I

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

	Bovespa(1)		Nasdaq
	R$ per preferred share		US$ per ADS

Year	High	Low	High	Low

2001	24.40	5.60	125.00	19.20
2002	8.50	0.19	37.00	0.42
2003	1.27	0.25	4.36	0.65
2004	1.08	0.78	3.60	1.64
2005	1.17	0.43	5.48	2.12

Quarter

1Q/03	0.53	0.25	1.90	0.65
2Q/03	0.43	0.27	1.72	0.80
3Q/03	0.74	0.28	2.55	0.87
4Q/03	1.27	0.58	4.36	1.86

	Bovespa(1)		Nasdaq
	R$ per preferred share		US$ per ADS

Quarter	High	Low	High	Low

1Q/04	1.01	0.65	3.60	1.95
2Q/04	0.91	0.60	3.18	1.90
3Q/04	0.71	0.52	2.28	1.67
4Q/04	0.65	0.49	2.51	1.64

1Q/05(2)	0.72	0.43	3.75	2.23
2Q/05	0.73	0.56	3.96	2.12
3Q/05	1.03	0.52	4.62	2.16
4Q/05	1.17	0.86	5.48	3.50

1Q/06	1.29	1.06	5.90	4.20

Month

December 2005	1.17	0.98	5.48	4.36
January 2006	1.29	1.03	5.86	4.52
February 2006	1.21	1.06	5.61	4.95
March 2006	1.17	0.98	5.90	4.20
April 2006	1.27	1.08	6.25	5.09
May 2006 (through May 26)	1.32	1.04	6.38	4.39
__________________________
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

Compliance with Certain Nasdaq Corporate Governance Rules

     Under the Nasdaq Marketplace rules, a foreign private issuer may follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance rules subject to certain requirements. The practices we follow in lieu of certain Nasdaq rules are described below.

     Independent directors. Rule 4350(c)(1) requires that a majority of a listed company’s board of directors be comprised of independent directors. In lieu of complying with Rule 4350(c)(1), we follow Brazilian corporate law, which does not require us to have independent directors on our board of directors. However, as required by Level 2 of Bovespa’s Corporate Governance requirements, 20% of the members of our board of directors are independent.

     Executive Sessions. Rule 4350(c)(2) requires that a listed company’s independent directors have regularly scheduled meetings at which only independent directors are present. In lieu of complying with Rule 4350(c)(2), we follow Brazilian corporate law, which does not require our independent directors to have regularly scheduled meetings at which only independent directors are present.

     Compensation of Officers. Rule 4350(c)(3) requires that the compensation of a listed company’s executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. In lieu of complying with Rule 4350(c)(3), we follow Brazilian corporate law, which does not require us to have either a compensation committee or independent directors on our board of directors. Compensation of our executive officers is determined by our board of directors.

     Nomination of Directors. Rule 4350(c)(4)(A), requires that a listed company’s director nominees be selected, or recommended to the board of directors for selection, either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. In lieu of complying with Rule 4350(c)(4)(A), we follow Brazilian corporate law, which does not require us to have either a nominations committee or independent directors on our board of directors. Instead, our directors are appointed as described under “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements—Board of directors (Conselho de Administração).”

     Nominating Committee Charter. Rule 4350(c)(4)(B) requires that a listed company adopt a formal written charter or board resolution addressing the director nomination process. In lieu of complying with Rule 4350(c)(4)(B), we follow Brazilian corporate law, which does not require us to adopt a formal written charter or board resolution addressing the process for nomination of directors.

     Audit committee composition. Rule 4350(d) requires, among other things, that a listed company maintain an audit committee comprised of at least three members, each of whom must be independent as defined in the Nasdaq rules. In lieu of complying with Rule 4350(d), we follow Brazilian corporate law and we maintain a permanent fiscal board, or Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices—Audit Committee.”

     Quorum. Rule 4350(f) requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3 % of the outstanding shares of the listed company’s common voting stock. In lieu of complying with Rule 4350(f), we follow Brazilian corporate law, which requires a minimum quorum for a shareholders’ meeting of 25% of the outstanding shares of common voting stock on a first summoning of shareholders. Under Brazilian corporate law, however, there is no minimum quorum requirement in the event that a first summoning of shareholders does not elicit a quorum and a second summoning of shareholders is made.

     Shareholder Approval. Rule 4350(i)(1) generally requires that a listed company obtain shareholder approval at or prior to the issuance of securities in connection with (a) the establishment or amendment of a compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants; (b) certain acquisitions of stock of another company; (c) an issuance of securities that will result in a change of control of the issuer; or (d) certain transactions other than a public offering. In lieu of complying with Rule 4350(i)(1), we follow Brazilian corporate law, which does not require us to obtain shareholder approval at or prior to the issuance of securities in connection with the above mentioned topics.

     Code of Ethics. Rule 4350(n) requires that a listed company adopt a code of conduct applicable to all directors, officers and employees, which is publicly available. In lieu of complying with Rule 4350(n) with respect to our directors, we follow Brazilian corporate law, which does not require us to adopt a code of ethics, such as that required by the Nasdaq rules, for our directors. However, pursuant to applicable Brazilian corporate and securities laws, our directors and officers are required to publicly disclose certain facts and information, including trading in our securities.

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

Part II

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     In lieu of complying with Rule 4350(d), we follow Brazilian corporate law and we maintain a permanent fiscal board, or Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices—Audit Committee.” Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Charles Barnsley Holland, and he is independent as defined by Rule 10A-3 of the Exchange Act.

Part III

ITEM 19. EXHIBITS.

The following documents are attached herewith:

Exhibit
Number	Description

12.1
Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2
Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on this Amendment No.1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 26, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

/s/ Francisco Tosta Valim Filho

Name:	Francisco Tosta Valim Filho
Title:	Chief Executive Officer

/s/ Leonardo Porciúncula Gomes Pereira

Name:	Leonardo Porciúncula Gomes Pereira
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description

12.1	Certification of Francisco Tosta Valim Filho, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of Leonardo Porciúncula Gomes Pereira, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.