Form 20-F
period 2006-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2007-03-09
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

110,675,783	Common Shares, as of December 31, 2006
181,564,205	Preferred Shares, as of December 31, 2006

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

Yes                   No

i

ii

iii

Certain References and Information

     In this Form 20-F, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents one of our preferred shares.

     All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or US GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our consolidated financial statements as of and for each of the years ended December 31, 2004, 2005 and 2006. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2006 of R$2.1380 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On February 28, 2007, the rate of exchange was R$2.1182 per US$1.00. See “Item 3. Key Information—Exchange Rate Information.”

     Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2006.

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

     The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers; failure to keep pace with developments in technology; high churn rates; increases in programming costs; substantial additional expenses on our network; piracy; inability to renew licenses; interference with our ability to provide our services; government regulations and changes therein; factors pertaining to the Internet access portion of our business; legal proceedings; substantial, additional taxes on our network; interests of our current major shareholders that may differ from yours; dependence on key members of senior management; acquisition of control of Vivax S.A., or Vivax, subject to approval by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel; difficulties in integrating companies we acquire; economic and political instability due to allegations of political corruption; a downturn or increased volatility in the Brazilian economy or depreciation of the real; Brazilian political and economic conditions and interventions by the Brazilian government; inflation; developments in, and the perception of risk in, emerging market economies; restrictions on the movement of capital out of Brazil; fewer and less well defined shareholders’ rights than comparable securities of an U.S. issuer related to our ADSs; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; potential inability to exercise preemptive rights with respect to preferred shares; difficulty in exercising certain rights related to our ADSs; no dividend entitlement; holdings of preferred shares and ADSs subject to dilution; greater volatility and less liquidity in Brazilian securities and debts compared to U.S. securities markets; limited liquidity of the trading market for ADSs in the U.S.

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

     The following table shows the commercial selling rate in reais per U.S. dollar for the periods and dates indicated:

     Exchange Rate of Brazilian Currency per U.S. Dollar

	Low	High	Average(1)	Period-end

	(Reais per US$1.00)
Year

2002	2.2709	3.9552	2.9983	3.5333
2003	2.8219	3.6623	3.0599	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.2070	2.6662	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007 (through February 28)	2.0766	2.1556	2.1215	2.1182

	Low	High

	(Reais per US$1.00)
Month
September 2006	2.1282	2.2188
October 2006	2.1331	2.1676
November 2006	2.1353	2.1870
December 2006	2.1380	2.1693
January 2007	2.1247	2.1556
February 2007	2.0766	2.1182

____________________________
Source: Central Bank

     (1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

     On December 31, 2006, the commercial selling rate was R$2.1380 per U.S. dollar. On February 28, 2007, the commercial selling rate was R$2.1182 per U.S. dollar.

     Fluctuations in the exchange rate between the real and the U.S. dollar will affect the U.S. dollar equivalent of the real-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

Part I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The selected consolidated statement of income data for each of the three years in the period ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of income data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our consolidated financial statements have been prepared in accordance with US GAAP. The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

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

Net Serviços de Comunicação S.A.
Consolidated Statements of Income

	Year Ended December 31,

		2002		2003		2004		2005		2006

	(US$ in thousands, except per share and share amounts)

Total Revenues (1):	US$	469,754	US$	484,287	US$	574,329	US$	815,941	US$	1,144,671
Taxes and other deductions from revenues(2)		(82,597)		(91,972)		(107,125)		(155,276)		(243,768)

Net operating revenues		387,157		392,315		467,204		660,665		900,903

Operating cost and expenses:
Programming and other direct operating costs		(225,585)		(214,240)		(234,370)		(329,705)		(435,981)
Selling, general and administrative expenses		(69,517)		(77,163)		(109,761)		(148,264)		(227,878)
Depreciation and
amortization		(74,170)		(63,727)		(56,736)		(68,160)		(74,985)
Impairment of goodwill		(2,773)		–		–		–		–

Other		(22,159)		(2,364)		4,430		2,990		10,611

Total operating costs and expenses		(394,204)		(357,494)		(396,437)		(543,139)		(728,233)

Operating income (loss)		(7,047)		34,821		70,767		117,526		172,670

Net Serviços de Comunicação S.A.
Consolidated Statements of Income

	Year Ended December 31,

		2002		2003		2004		2005		2006

	(US$ in thousands, except per share and share amounts)

Other income (expenses):
Monetary indexation expense, net; Gain (loss)
on exchange rate, net		(158,661)		35,889		25,650		29,869		9,051
Interest expense; Financial expense, net;
Interest income		(150,632)		(108,239)		(143,482)		(51,035)		(17,815)
Other income (expenses)		(5,912)		(3,240)		1,055		2,081		(37)

Total other income
(expenses), net		(315,205)		(75,590)		(116,777)		_(19,085)		_8,801

Income (loss) from continuing operations
before income taxes (expenses)		(322,252)		(40,769)		(46,010)		98,441		163,869
Income taxes (expenses)		(1,106)		(5,089)		(41,948)		(42,027)		40,812
Cumulative effect of accounting change(3)		(367,733)		–		–		–		–
Total discontinued operations(4)		(9,914)		455		(7,860)		–		–

Net income (loss)	US$	(701,005)	US$ (45,403)		US$	(95,818)		US$ 56,414		204,681

Earnings (loss) per common share, basic and
diluted
- Continuing operations	US$	(12.37)	US$	(0.64)	US$	(1.24)	US$	0.22	US$	0.72
- Discontinued operations		-		-	US$	(0.11)		-		-

Net earnings (loss) per common share, basic
and diluted	US$	(12.37)	US$	(0.64)	US$	(1.35)	US$	0.22	US$	0.72

Net earnings per preferred share, basic and
diluted	US$	-	US$	-	US$	-	US$	0.25	US$	0.79

Weighted average number of common shares
outstanding (5) (6)	22,698,298			71,142,536	71,142,536			97,962,719		108,768,946

Weighted average number of preferred shares
outstanding (5) (6)		30,890,589		102,808,812	102,808,812			139,473,358		159,536,115

OTHER FINANCIAL DATA:
Cash flows provided by operating activities		107,715		52,125		25,627		26,827		189,456
Cash flows used in investing activities		(35,199)		(19,440)		(23,269)		(73,417)		(223,700)
Cash flows provided by (used in) financing
activities		(70,503)		(39)		(193)		4,486		19,543

	As of December 31,

		2002		2003		2004		2005	2006

	(US$ in thousands, except operating data)

BALANCE SHEET DATA
Assets:
Current assets	US$	52,550	US$	115,151	US$	228,672	US$	306,846	US$	401,485
Property and equipment, net		349,914		373,528		367,367		420,323		610,552

Investments in affiliated companies		857		2,403		1,973		2,697		54,786
Goodwill on acquisition of
consolidated subsidiaries, net		221,687		268,639		270,821		268,374		473,769
Other assets(7)		19,459		41,970		119,167		191,875		270,433

Total assets	US$	644,467	US$	801,691	US$	988,000	US$	1,190,115	US$	1,811,025

Liabilities:
Current liabilities(8)	US$	477,954	US$	582,222	US$	439,369	US$	221,487	US$	257,097
Long-term debt, less current
portion(8)		–		–		330,554		313,108		421,283
Deferred sign-on and hook-up fee
revenues		19,980		23,899		26,029		20,842		22,987
Accrued expenses and other
liabilities		110,283		198,461		188,397		269,689		270,601

Total liabilities		608,217		804,582		984,349		825,126		971,968

Stockholders’ Equity (Deficit):	US$	36,250	US$	(2,891)	US$	3,651	US$	364,989	US$	839,057

	As of December 31,

		2002		2003		2004		2005		2006

	(US$ in thousands, except operating data)

OPERATING DATA:
(at end of period, except for
average)
Total homes passed by cable,
excluding optical network		6,512,936		6,600,797		6,681,574		6,787,315		7,191,007
Total connected pay-television
subscribers		1,323,267		1,352,474		1,418,870		1,540,227		1,811,995
Cable penetration(9)		20.3%		20.5%		21.2%		22.7%		25,2%
Average monthly revenue per
subscriber(10)	US$	27	US$	29	US$	33	US$	44	US$	57

______________________
(1) Sum of monthly subscription, sign-on and hook-up fees, pay-per-view and other revenues.

(2) Taxes and other deductions from revenues consist primarily of:

  ICMS value-added tax – In São Paulo, Santa Catarina, Rio Grande do Sul and Distrito Federal, the ICMS tax is levied at a rate of 25%. In Minas Gerais, Paraná, Goiás and Rio de Janeiro, the ICMS tax is levied at a rate of 18%, 27%, 29% and 30%, respectively. However, for pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.
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
  FUST and FUNTEL taxes - The FUST and FUNTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTEL are levied at the rates of 1.0% and 0.5%, respectively.

(3) Upon adoption of SFAS No. 142 in 2002, we recorded this non-cash charge to reduce the carrying value of goodwill. Since this charge was recorded for the first time in 2002, reflecting a change in accounting principles, the impairment losses were recognized as non-operational.

(4) To comply with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as a result of the sale of Vicom Ltda., or Vicom, on August 30, 2004, Vicom’s results from operations are reported as “discontinued operations.” Prior years’ results were restated to comply with SFAS No. 144.

(5) In June 2004, we adopted provision 03-6 (“Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”), of the Emerging Issues Task Force, or EITF, and restated the prior period’s earnings per share to account for the effect of this provision. The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer. Our preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss exclude the preferred shares.

(6) Reflects the 15:1 reverse split effective on August 1, 2006.

(7) Includes judicial deposits, deferred and recoverable income taxes and other assets.

(8) For the years ended December 31, 2002 and 2003, our long-term debt was classified as “current” as a result of our failure to make any interest or principal payments on our debt. Long-term debt included in current liabilities was US$323.7 million and US$349.9 million as of December 31, 2002 and 2003, respectively.

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

     Our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Agência Nacional de Telecomunicações, or Anatel, the Brazilian telecommunication agency, under the applicable legislation. Anatel has the power to grant licenses to competitors in the same geographic areas in which we already operate. As a result, competing operators may build systems and provide services in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in six of the 44 cities in which we operate. In addition, our broadband and voice services compete with the telecommunications companies in all cities in which we operate.

     We currently compete with:
  cable systems in six of the 44 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis;

  direct-to-home, or DTH, services offered in Brazil by Brazilian and international media consortia and by a large telecommunication company that operates primarily in the State of São Paulo;

  Brazilian broadcast networks and their local affiliates;

  multi-channel multi-point distribution systems, or MMDS, in São Paulo and Rio de Janeiro; and

  telecommunications companies in all cities in which we offer video, broadband and voice services.

     We also compete with movie theaters, video rental stores and other entertainment and leisure activities generally.

     We cannot assure you that demand for our new services, such as digital cable television, near video-on-demand and voice, will be sufficient to recover our costs of developing and marketing such services.

We may not be able to keep pace with developments in technology.

     Technology in the communications industry is changing rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered obsolete by the advent of superior and/or cheaper technology. It is also likely that many of the services we will offer in the future will also be offered by our competitors. Therefore, our failure to introduce these new services rapidly and efficiently to the marketplace and to sell them as effectively as our competitors could significantly harm our ability to generate sufficient revenues from such services. Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete, and there is no assurance that sufficient financial resources will be available in order to fund new technology, especially in light of our debt service obligations and restrictive covenants. We are unable to assure you as to the ultimate effect on us of possible technological changes.

High rates of churn could negatively affect our revenues and profitability.

     Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected due to expected higher growth rates. In addition, we incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability. See “Item 4. Information on the Company—Pay-Television Customer Care—Customer Service and Management of Churn.”

Increases in our programming costs would adversely affect our cash flow and operating margins.

     Programming has been, and is expected to continue to be, our largest operating expense, representing 30.2% and 28.0% of our net operating revenues in 2005 and 2006, respectively. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

     Historically, the amounts charged to us under our programming agreements had been denominated in U.S. dollars. During 2003, we entered into negotiations with our programmers through Net Brasil S.A., or Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. As of December 31, 2006, substantially all of our programmers were accepting payment as if our programming costs were denominated in reais instead of in U.S. dollars.

     We have agreed with one of the programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount, which is denominated in U.S. dollars, to this programmer. In addition, we have only entered into definitive agreement, which provide that we are charged for programming in reais instead of in U.S. dollars, with programmers representing approximately 75% of our total programming costs. We remain in the process of formalizing an agreement relating to the remaining 25% of our programming costs.

Until this agreement is finalized, we cannot assure you that the programmer with which we have not entered into definitive agreements will continue to charge us for programming in reais instead of in U.S. dollars.

     If the programmer with which we have not entered into definitive agreement was to charge us for programming in U.S. dollars instead of reais, or if we do not achieve the agreed level of subscribers with the programmer with which we have agreed to guarantee this level of subscribers, and if the real were to depreciate significantly against the U.S. dollar, our cash flows and operating margins could be materially adversely affected.

We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

     The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities within five years. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, 100% of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 36% of our total network. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our results of operations.

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

   We depend upon third parties to provide certain sales and customer services

     We rely on third-party vendors to provide cost-effective and efficient customer services. Among other activities, these outsourced services relate to direct sales and customer relations, including call center, installation workforce and sales people. If one of our third party service providers were to discontinue services for us or were to provide poor service quality, our ability to respond to our customers timely, cost effectively, or at all, would be hindered, which could in turn harm our business.

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

     The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. The following legislative proposals are currently under consideration:

  Proposed Constitutional Amendment No. 55, or PCA 55, would amend Article 222 of the Brazilian Constitution and would require all Internet service providers and companies “engaging in the production, programming or provision of content of electronic social communication directed to the Brazilian public, by any means” to be owned solely by (i) native-born Brazilians or those naturalized in Brazil for over 10 years or (ii) legal entities organized under Brazilian law and headquartered in Brazil in which at least 70% of the total and voting capital stock is directly or indirectly held by native-born Brazilians or those naturalized in Brazil for over 10 years. We believe that this amendment, if adopted, would not apply to us, but we cannot assure you that this would be the case. If the amendment were to be adopted and interpreted in a manner as to apply to us, we would have two years to adjust our capital structure so as to comply with the amendment’s requirements. Such amendment would have an adverse effect on us. See “Item 4. Information on the Company– Regulation.”

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

     Our business plan depends in part on the continued growth of our broadband Internet service, NET Virtua. Only a limited number of households currently use the Internet in Brazil. If Internet usage, and specifically broadband Internet usage, does not increase, declines or evolves away from the technologies in which we invest, our business plan could be adversely affected.

     The Internet industry in Brazil faces a number of uncertainties. These include but are not limited to the following:

  a lack of access to computers;

  a lack of reliable security technologies;

  privacy concerns;

  excessive or unduly restrictive government regulation;

  network infrastructure and risk of system failure, such as viruses;

  uncertainty regarding intellectual property rights and other legal issues; and

  the failure of the Internet infrastructure, such as servers and modems, to support current levels of usage growth.

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

     We cannot assure you that we will obtain a final favorable court decision with regard to any particular proceeding. In addition, we cannot assure you that, should a final judgment be entered against us, the plaintiff body will permit, or applicable law will allow, us to pay the imposed judgment over time. If we obtain unfavorable outcomes in such proceedings and/or if we are forced to pay a large judgment over a short period of time, our cash flows could be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings.”

     We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations.

     We may be subject to substantial, additional taxes on our network, which would have a material adverse impact on our business and results of operations. The most significant of these potential additional taxes on our network is the tax on the use of public thoroughfares (which includes the installation and passage of cables), or “shadow” tax. Since 1999, several Brazilian municipalities, which currently contain approximately 75% of our subscribers, passed legislation imposing a shadow tax. This tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. We have approximately 19,000 kilometers of installed cable in the municipalities where this tax exists.

     We have not made any reserves for the payment of the shadow tax. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If we are required to pay this tax, our operating results would be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings—Judicial Tax Proceedings—Shadow tax.”

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

     Telmex could have significantly different interests in Net Serviços and our operations than Globo and Distel (which we refer to collectively as “Grupo Globo” in this Form 20-F), and/or may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it provided to us in the past. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission and Internet services.

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

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  a change or repeal of provisions of our by-laws that alter or modify any Bolsa de Valores de São Paulo, or Bovespa (the Brazilian stock exchange), requirements.

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

Risks Relating to Our Acquisition of Vivax

     Our acquisition of control of Vivax is subject to approval by Anatel.

     The second step of our acquisition of Vivax, the acquisition of the controlling interest, is subject to the prior regulatory approval of Anatel. We cannot assure you that Anatel will approve our acquisition of control of Vivax. If Anatel fails to approve the acquisition, we will own a minority interest in Vivax (approximately 36.7%) and therefore will not have the ability to integrate Vivax with our operations or to otherwise control its business operations.

     The acquisition of Vivax, or any other company we acquire may expose us to unforeseen liabilities.

     We have entered into agreements to acquire Vivax, the second largest cable television service provider in Brazil and a leading Brazilian provider of high-speed data services. In addition, as part of our long term growth strategy, we continue to evaluate potential acquisitions of other Brazilian companies. Any such acquisitions involve numerous risks, including diversion of management attention from existing operations, and assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with applicable telecommunications regulations.

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

     Although the real increased in value by approximately 8.7% against the U.S. dollar in 2006, from an exchange rate of R$2.3407 per US$1.00 on December 31, 2005 to an exchange rate of R$2.1380 per US$1.00 on December 31, 2006, the real has historically suffered several major depreciations against the U.S. dollar and has generally decreased against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Within this general trend of depreciation, Brazilian currency has shown high volatility. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the medium or long term. Accordingly, depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

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

     Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation during the last twelve years reaching as high as 1,174.7% in 1992, 2,567.3% in 1993 and 1,246.6% in 1994, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to the IGP-M, was 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

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

     Brazilian law permits the Brazilian government to impose restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. The government may impose such restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance. For example, the Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. The likelihood that the Brazilian government would impose such restrictions again may depend on the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors.

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

     We cannot assure you that the Brazilian government will not impose restrictions on the conversion of Brazilian currency into foreign currencies in the future, temporarily or otherwise.

     Allegations of political corruption against the Brazilian federal government could create economic and political instability.

     In 2005 and 2006, the federal government faced allegations of political corruption. Several politicians were accused of influencing other government officials in exchange for political support. As a result, a number of politicians, including President Luis Inácio Lula da Silva’s chief of staff and the Minister of Finance, resigned. These allegations appeared to weaken President Luis Inácio Lula da Silva and threatened to endanger his economic and political reforms. In addition, members of the Brazilian executive and legislative branches of government have been investigated as a result of allegations of unethical or illegal conduct. It is impossible to foresee the possible conclusions of these investigations and whether these conclusions will adversely affect the Brazilian economy. As a result, these uncertainties, allegations of unethical or illegal conduct or other future developments in the Brazilian economy may adversely affect us and our business and results of operations. We cannot predict whether these allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

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

     We cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from any disposition will not be imposed in the future. In addition, if you exchange your ADSs for the underlying preferred shares, you may be subject to a Brazilian tax (currently imposed at the rate of 0.38%) upon the withdrawal of funds from any Brazilian account in connection with the payment of dividends by Net Serviços or the remittance from Brazil of the proceeds of the sale of preferred shares.

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

     Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as the Company, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission), or the CVM, within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments. Due to our accumulated net loss, historically, we have never declared or paid any cash dividends, nor made any cash distribution on our shares, including the preferred shares underlying our ADSs. In addition, due to the fact that we are seeking new growth opportunities, we do not expect to make any cash distribution in the near future.

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

     Brazilian securities markets are volatile and less liquid than U.S. securities markets, which could negatively affect the market value of your ADSs.

     The Brazilian securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States and are not as highly regulated or supervised as U.S. markets. The relatively small market capitalization and illiquidity of Brazilian equity markets may cause the price of securities of Brazilian issuers to fluctuate, whether such securities trade in the domestic or an international market. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2006 share trading volume, had a market capitalization of approximately US$722.3 billion as of December 31, 2006 and an average daily trading volume of approximately US$2,049.1 million for 2006. In comparison, the Nasdaq Global Market had a market capitalization of US$4.1 trillion as of December 31, 2006 and an average daily trading volume of approximately US$29.9 billion for 2006.

     The market for our preferred shares and our ADSs has experienced significant price and volume fluctuations. In 2003, the prices of our ADSs increased 169%. In 2004, the prices of the ADSs decreased 21%. In 2005 and 2006, the prices of our ADSs increased 102% and 75%, respectively.

     The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

     As of February 28, 2007, there were approximately 11.2 million of our ADSs outstanding. The average daily trading volume for our ADSs on the Nasdaq Global Market during 2006 was approximately 127,000 ADSs per day, equivalent to approximately US$1.1 million per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States.

ITEM 4. INFORMATION ON THE COMPANY.

Business Overview

     We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and one of the largest pay-television operators in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2006, we had approximately 1.8 million connected subscribers in 44 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Virtua service, which had approximately 727,000 subscribers as of December 31, 2006. We also provide voice product through our NET Fone via Embratel service, which had approximately 182,000 subscribers as of December 31, 2006. As of December 31, 2006, our advanced network of coaxial and fiber-optic cable covered over 36,000 kilometers and passed approximately 7.2 million homes of which 4.1 million belong to high and middle income classes and approximately 42% of such network had two-way communication capability. Most of our customers belong to high social income class, which helps to reduce bad debt expense. In 2006, we had total revenues of US$1,144.7 million.

     Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, broadband Internet service under the “NET Virtua” brand name and voice service under the “NET Fone Via Embratel” brand name.

     In 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. In 2006, we began to offer digital cable services to our subscribers in Porto Alegre. We expect to expand the digital offer to an additional 6 Brazilian cities during 2007. Through providing digital cable services, we are able to offer subscribers additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

     In 2005, we launched the Mega Portfolio for our broadband service, offering speeds of 2Mgps, 4Mgps and 8Mgps to the subscribers to our broadband service. Through this portfolio, we are able to offer subscribers high-speed connections to the Internet.

     During 2006, we, in partnership with Embratel, launched a voice service, which marked our entry in the triple play market (joint offering of video, voice and data services). The new product, which uses voice over internet protocol technology, works like a conventional phone line and allows the user to make local, long distance and international calls to any telephone or handset, which calls are charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Initially, subscribers will have the benefit of making calls between NET Fone subscribers, for free within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services, by offering to its subscribers another quality service option.

     As described further below, we recently entered into agreements with certain shareholders of Vivax, the second largest cable operator in Brazil, that provide for our acquisition of control of Vivax, subject to the satisfaction of certain conditions, including the approval of Anatel. We will pay for this acquisition through the issuance of new preferred shares (or cash solely to the extent that our existing shareholders exercise preemptive rights with respect to such issuance).

     Globo, through GB, is our controlling shareholder. Telmex, through Embratel, holds a significant equity stake in us and has significant approval rights under a shareholders’ agreement with Globo. Together, Globo and Telmex directly and indirectly own approximately 99% of our common shares and approximately 15% of our preferred shares.

Strategy

     Our goal is to become a multiservice company that is the leading provider of entertainment and communications services in the Brazilian residential market. Our strategy to achieve our goal is providing triple play offerings (joint offerings of video, voice and data services) in the marketplace. In order to execute such a strategy, we have focused our attention and resources on (i) maintaining our position as Brazil’s leading provider of pay-television services, (ii) pursuing the continuing growth of our broadband business, (iii) further developing our offering of voice service under the “NET Fone Via Embratel” brand name, and (iv) making strategic acquisitions of other cable television and broadband providers, including the acquisition of Vivax, described above. We are undertaking the following business and financial initiatives to support our strategy:

Business Initiatives
  Pursue accelerated growth in the short term. We focus our marketing and sales efforts on our existing customer base and on the potential customers already within our network. Through this two-fold, targeted marketing approach, we hope to encourage existing customers to migrate to higher- end programming packages and to purchase value-added services, while at the same time encouraging those who do not yet subscribe to our services to join our subscription base.

  Continue the growth of NET Virtua, our broadband Internet service. Since 2003, we have increased our investments in our broadband Internet service. Broadband Internet has an attractive marginal return. The main processes involved in NET Virtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. Since its launch, NET Virtua’s Mega Portfolio has been an important driver to support this growth.

  Continue to rollout digital cable. Since 2004, we have offered digital cable services to our subscribers. We expect to expand the digital offer to an additional 6 Brazilian cities during 2007. This service allows us to increase the number of pay-per-view channels and to offer new services such as audio channels, near video-on-demand and an interactive programming guide.

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

  Make strategic acquisitions. We seek opportunistically to acquire other cable television and broadband providers and to integrate their operations into our network. As described above, we recently entered into share purchase agreements providing for the acquisition by us, subject to regulatory approval, of Vivax, the second largest cable television provider in Brazil. We expect to make further acquisitions, subject to the availability of suitable targets and the receipt of regulatory approval.
Financial Initiatives
  Initiatives to fund our business growth. Our organic growth is expected to be funded in the near term through our own cash flow generation.

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
  Consistent with this approach, we have established certain voting rights with regard to our preferred shares, and we offer 100% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the Bovespa.” As of December 31, 2006, we were in full compliance with the Sarbanes-Oxley Act of 2002.
History and Development of the Company

     Under our previous name, Multicanal Participações S.A., or Multicanal, we first listed our ADSs on the Nasdaq Global Market in October 1996. In late 1997, our major shareholders at the time sold their interests in us to Globo. Following that transaction, the principal shareholders of Multicanal were Globo and União Comércio e Participações, the latter of which was at the time a wholly-owned subsidiary of Banco Bradesco S.A.

     In September 1998, Multicanal acquired certain cable assets and related liabilities of Globo and changed its name to Globo Cabo S.A. The assets we acquired from Globo included a 50% interest in Unicabo and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., Net Rio S.A., or Net Rio, and Net Brasília Ltda.

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

     Since these acquisitions were made, we have been working towards the integration of our various operations. During 2002 and 2003, we worked to improve and integrate the systems to these operations. Since 2003, we have resumed media advertising, improved our sales infrastructure with the creation of local points of sale, and changed both the supplier of our call center services and the way we compensate our telemarketers. During 2004, we continued to use media advertising and the local points of sale strategies implemented in 2003, and our sales through a passive call center remained in place. Since 2005, we have started seeking new growth opportunities. As a consequence, we have developed new sales channels and coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail, retail sales, condominium sales channels and outsourced customer service centers.

     As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services. As a result, we expect to expand our digital-based services to an additional 6 Brazilian cities and increase the number of homes within our bi-directional network from 3.0 million homes as of December 31, 2006 to 4.5 million homes, reaching almost every A and B class home within our coverage area. As a result of such investments, we expect to continue our current growth on a sustainable basis.

Acquisition of Vivax

     On October 11, 2006, we and certain shareholders of Vivax entered into a share purchase agreement and related agreements pursuant to which we initially acquired a minority interest and a second share purchase agreement and related agreements by which we will subsequently (subject to the satisfaction of certain conditions) acquire a controlling interest in Vivax. Vivax is the second largest cable television service provider in Brazil and a leading Brazilian provider of high-speed data services. According to its public securities filings in Brazil, Vivax had approximately 328,000 cable television subscribers and 134,000 high speed data subscribers as of December 31, 2006. Vivax operates primarily in the State of São Paulo (outside of the city of São Paulo), the largest state in Brazil, which accounted for approximately 33% of Brazil’s gross domestic product in 2005. Vivax currently operates 34 concessions, 31 of which are located in the State of São Paulo, two of which are located in the State of Rio de Janeiro, on the border of São Paulo, and one of which is located in the state of Amazonas.

     The table below summarizes certain key operating and financial information regarding Vivax, solely on the basis of Vivax’s public securities filings in Brazil, which were prepared in accordance with Brazilian GAAP:

	As of and For the Year
	Ended December 31

Operating Data	2003	2004	2005	2006

	in thousands of US$ (except subscriber and user data)
Homes passed	419,907	1,100,944	1,174,077	1,217,055
Cable subscribers	91,381	270,270	293,969	328,297
Broadband subscribers	21,236	54,016	83,010	134,750
Average revenue per user	—	38.56	42.00	47.82
Financial Data (1)
Revenue	29,341	105,325	125,926	150,370
Net income (loss)	(12,652)	(24,562)	18,127	36,858
Gross debt	—	193,079	145,030	104,687
Net debt	—	173,758	142,474	59,599
Shareholders’ equity	43,701	17,112	40,020	160,556
Total assets	291,593	256,361	226,658	297,864

(1) According to publicly available sources, Vivax prepares its financial statements in Brazilian reais and in accordance with Brazilian GAAP. Brazilian GAAP differs materially from US GAAP. The data presented in this chart has been converted into U.S. dollars using the exchange rate on December 31, 2006 of R$2.1380 per US$1.00.

     On November 30, 2006, pursuant to a share purchase agreement dated October 11, 2006, we acquired all the shares of Vivax and Brasil TV a Cabo Participações S.A., or BTVC held by Horizon Telecom International LLC, or HTI, becoming a minority shareholder in both companies. As a result, we currently own a minority interest of 36.7% in Vivax: 22.1% indirectly through our minority interest in BTVC, and 14.6% directly. As of December 31, 2006, our investment in Vivax, in the total amount of US$51.6 million, was accounted for under the equity method. We funded this acquisition through the issue of 1,355,713 of our common shares in the amount of US$13.7 million and 23,010,140 of our preferred shares with a market value of US$226.4 million at the date the Vivax transaction was completed pursuant to the acquisition of its minority interest in Vivax.

     Our common shareholders paid cash for all of the common shares issued through the exercise of their pre-emptive rights. Our preferred shareholders paid cash for 2,988,032 of the preferred shares issued, corresponding to 12.98% of the total preferred shares issued. HTI paid for the remaining preferred shares with Vivax and BTVC shares pursuant to the terms of the share purchase agreement. As part of the transaction, Globo, Embratel and their respective subsidiaries waived their preemptive rights with respect to their holding of our preferred shares. As a result, HTI received 20,022,108 preferred shares and R$65.9 million (US$30.8 million) in cash in exchange for its interest in Vivax and BTVC. The cash received by HTI was funded exclusively by proceeds from the subscription of preferred shares by our shareholders exercising their preemptive rights.

     Vivax is currently controlled by BTVC, a privately-held company controlled by Fernando Norbert. The remainder of the shares of BTVC not owned by Fernando Norbert are currently owned by us.

     We will acquire control of Vivax by exchanging 0.5678 shares of our preferred shares for each common or preferred share of Vivax currently held by BTVC, pursuant to a second share purchase agreement dated October 11, 2006, between us, Fernando Norbert and BTVC (the “Control Interest Acquisition”). As of February 28, 2007, BTVC held 29,508,429 common shares of Vivax. The Control Interest Acquisition is subject to the prior approval of Anatel.

     Upon the consummation of the Control Interest Acquisition, the remaining shareholders of Vivax will have the right to tender each of their shares (preferred or common) of Vivax in exchange for 0.5678 shares of our preferred shares. As of February 28, 2007, the minority shareholders of Vivax held 26,633,589 common shares and 54,256,305 preferred shares of Vivax. This ratio was approved by our board of directors and the board of directors of Vivax, and was calculated based on market prices and economic valuations. At the time we announced the transaction, the market ratio was at 0.5579 and it has remained fairly stable at this level since then.

     As part of our long term growth strategy, we continue to evaluate potential acquisitions of other Brazilian companies. As the largest player in the Brazilian cable market, we intend to be a leader in any further consolidation of the industry.

The Restructuring

     In 2005, we completed the restructuring of our outstanding indebtedness. The restructuring culminated a process that began in December 2002, when we ceased making payments on our outstanding debt.

     In the restructuring, we repaid 40% of the principal amount of our outstanding debt plus accrued interest thereon as of June 30, 2004 for the period between July 1, 2004 and March 21, 2005 at LIBOR plus 3% per year for our U.S. dollar denominated debt, and CDI plus 2% per year for our real denominated debt. We funded this repayment using approximately R$142.0 million (US$52.5 million) of our own cash, approximately R$200.0 million (US$74.0 million) of proceeds from a bridge loan from a Brazilian financial institution and approximately R$255.0 million (US$94.0 million) from the proceeds of Grupo Globo’s and Telmex’s share subscription in connection with the private offering discussed below. Additionally, Grupo Globo used R$64.0 million (US$23.8 million) of indebtedness which we owed to them to subscribe for shares in the private offering. The remaining amount received by us through the issuance of common and preferred shares in the private offering was used to pay off the bridge loan on April 22, 2005 and to improve our cash position.

Our Services

     We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet service and telephony service. We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of December 31, 2006, we had approximately 1.8 million pay-television subscribers, 727,000 broadband Internet subscribers and 182,000 voice subscribers.

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

     According to Pay-TV Survey No. 118, published in December 2006, we provided service to approximately 38% of Brazil’s pay-television subscribers as of September 30, 2006.

Our Programming Packages

     We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$49.90 (US$23.34) to R$179.90 (US$84.14) per month. We divide our packages into three major categories: top, which includes the Digital, Premium, Advanced and Plus packages; intermediate, which is represented by the Master package; and basic, which is represented by the Standard package.

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

     Our revenues from pay-per-view events are seasonal, based largely on the soccer season, and accounted for approximately 3% of our total gross revenues for 2006.

Programming Sources

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil. On June 27, 2004, we entered into an amended and restated programming agreement with a term of 10 years with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil and all new international content from sources outside of Brazil, for our own account and benefit. On June 27, 2004, we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

     We have agreed with one of the programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount, which is denominated in U.S. dollars, to this programmer. Historically, our subscriber base has never been below this level and we have been charged as if this programming cost is fixed in reais.

Broadband

     In April 2000, we launched NET Virtua. NET Virtua is the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil, both by number of subscribers. As of December 31, 2006, NET Virtua was available in the following twelve Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Santos, Sorocaba, Curitiba, Porto Alegre, Campinas, Florianópolis, Campo Grande and Goiânia, reaching approximately 3.0 million homes and serving 727,000 residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband separately from other services.

     According to www.teleco.com.br, a website that furnishes telecommunications data, as of September 30, 2006, we provided broadband Internet service to approximately 14.4% of Brazil’s broadband subscribers.

Our Service Packages

     As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Toward that end, we currently offer through NET Virtua Internet connection speeds ranging from 200 Kbps to 8 Mbps with monthly subscription fees that range in price from R$44.90 (US$21.00) to R$219.90 (US$102.85) per month, as of December 31, 2006.

Voice

     In March 2006, we launched, in partnership with Embratel, our voice product, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed to the residential market and complements our existing video and data services by offering to its subscribers an alternative voice service option. As of December 31, 2006, the service is available in the cities of São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, serving approximately 182,000 residential subscribers.

Our Service Packages

     We currently offer through NET Fone Via Embratel a voice service with a minimum monthly subscription fee of R$34.90 (US$16.32) per month.

Operations

Subscriber and Operational Data

     In building our network and marketing our services, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

As of December 31, 2006

Total connected pay-television subscribers	1,811,995
Total connected broadband subscribers	727,024
Total connected voice subscribers	181,938
Total kilometers of cable network	36,067
Total kilometers of bi-directional cable network	11,967
Total homes passed	7,191,007
Total bi-directional homes passed	2,993,875
Average pay-television penetration(1)	25.2%
Average broadband penetration(2)	24.3%

(1) Defined as total connected pay-television subscribers divided by total homes passed.
(2) Defined as total connected broadband subscribers divided by total bi-directional homes passed.

Regional Data

     In 2005, we reorganized our operations to facilitate operational review. As of December 31, 2006, we managed our operations as six regional clusters as follows:

     Region 1. This cluster covers São Paulo, the largest pay-television market in Brazil (measured in terms of homes passed and active subscribers).

     Region 2. This cluster covers the city of Rio de Janeiro.

     Region 3. This cluster covers Porto Alegre, Curitiba, Florianópolis and the Litoral and Interior of Southern region.

     Region 4. This cluster covers Campinas, Indaiatuba, Jundiaí, Piracicaba, Sorocaba and Santos.

     Region 5. This cluster covers Belo Horizonte, Recife, Anápolis, Goiânia and Brasília.

     Region 6. This cluster covers Arapongas, Baurú, Campo Grande, Franca, Londrina, Maringá, Ribeirão Preto, São Carlos and São José do Rio Preto.

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

     At December 31, 2006, our cable network totaled 36,067 kilometers. The following table sets forth, as of December 31, 2006, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
26%	750 MHz or above
59%	550 MHz
15%	450 MHz or less

     As of December 31, 2006, we had coded, or “scrambled,” the signal of 58% of the homes we passed, with the objective of reducing piracy.

     As of December 31, 2006, we had activated two-way, or bi-directional, technology for 3.0 million homes passed. This technology permits us to offer broadband Internet and voice services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

     At December 31, 2006, our network consisted of 2,998 fiber nodes that we estimate fed on average 2,399 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through NET Virtua and voice service through NET Fone Via Embratel.

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

     We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2006, of 2,178 employees, as well as by employing independent contractors.

  MMDS

     In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with approximately 30,000 subscribers. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded. See “—Pay-Television Customer Care—MMDS.”

Pay-Television Customer Care

Customer Service and Management of Churn

     In November 2003, we changed our outsourced customer service suppliers to TNL Contax S.A., or Contax, which started to operate our customer service centers, with aggressive targets for service quality. We have seen improvement in customer service resulting from our change to Contax.

     We believe that, by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Our annual churn rate has been stable in the range of 13% to 14% since 2003, as indicated in the table below:

Year	Churn Rate

2006	13.4%
2005	13.8%
2004	12.8%
2003	13.8%

     In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Our annual bad debt expense, as a percentage of revenue, has been stable since 2003, as indicated in the table below:

Bad Debt as a Percentage of Net
Year	Revenues

2006	1.2%
2005	1.2%
2004	1.2%
2003	1.4%

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

     To increase subscriber penetration and the level of services used by our customers, we use coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail, retail sales, condominium sales channels and outsourced customer service centers. Each of these marketing techniques focuses on minimizing our cost of acquisition of new customers.

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

Competition

     According to Pay-TV Survey No. 118, published in December 2006, we provided service to approximately 38% of Brazil’s pay-television subscribers as of September 30, 2006. In addition to other pay-television providers, such as satellite direct-to-home, or DTH, we compete with broadcast television and sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition may emerge as a result of changing technology. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

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

     On March 7, 2006, a large telecommunication company that operates primarily in the State of São Paulo was granted a license to provide DTH services. Although this telecommunication company will use two different infra-structures to provide a combined package of video, broadband and voice, it will be seen as a triple-play provider and consequently a competitor in this marke

Cable Overbuilds

     According to Pay-TV Survey No. 118, as of September 30, 2006, the Brazilian cable industry consisted of 47 cable operators in approximately 190 municipalities, serving an estimated 2.7 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in the cities of São Paulo, Curitiba, Florianópolis, Pelotas, Santos and Belo Horizonte. In 2006, two major telecommunications companies announced their intention to acquire cable companies, which are pending Anatel approval. In the case that Anatel approves these acquisitions, we may face competion in the triple play market from telecommunications companies.

MMDS

     Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 118, as of September 31, 2006, it was estimated that MMDS accounted for approximately 6% of pay-

television services in Brazil. We accounted for approximately 12% of all MMDS subscribers in Brazil.

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

Broadband

     Broadband Internet access is currently being offered in Brazil primarily by telecommunications companies and cable television operators. Cable technology has a competitive advantage over ADSL technology. In addition to higher speeds, broadband cable modem subscribers can download and upload at the same speed while ADSL subscribers experience asymmetrical speeds between download and upload.

Voice

     Voice services are currently being offered in Brazil primarily by fixed line and wireless telecommunications companies. In addition, our voice product competes with other voice over IP providers.

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
Description of Property

     We own most of the fixed assets essential to our operations. As of December 31, 2006, our major fixed assets were:

  36,067 kilometers of coaxial cable, of which 6,221 kilometers have fiber-optic capability;

  set-top boxes and cable modems for subscribers’ homes;

  electronic transmission, receiving, processing and distribution equipment;

  microwave equipment; and

  antennas.

     We lease some of our distribution facilities from third parties. These facilities include space on utility poles and underground ducts where we place portions of our cable systems, roof rights and land leases which we use to place some of our hub sites and headends and certain portions of the fiber-optic network of the Minas Gerais state telecommunication company.

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

     Ordinance No. 250, which was suspended by Ordinance No. 36 approximately 15 months after its enactment, regulated the distribution of television signals, or DISTV, by physical means (i.e., by cable television) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance No. 250, the Ministry of Communications granted 101 authorizations to local operators to commercially exploit DISTV services. Although Ordinance No. 250 did not specifically address cable television services, a number of DISTV operators, including our own cable operating subsidiaries, began to offer cable television services based on DISTV authorizations. With the issuance of Ordinance No. 36 in March 1991, the Ministry of Communications suspended Ordinance No. 250; however, the DISTV authorizations issued during the preceding 15 months remained valid. Proposed regulations relating to cable services were submitted for public comment by the Ministry of Communications at the same time Ordinance No. 36 was issued, but were never adopted and no further regulatory action was taken until the enactment of Law No. 8,977 in 1995. Law No. 8,977, together with Decree No. 2,206 and Ordinance No. 256, which provide detailed procedures for the implementation of Law No. 8,977, constitute the current regulatory framework for cable television services in Brazil.

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

     Only private legal entities which provide cable television services as their main business activity are headquartered in Brazil and at least 51% of their voting capital is controlled by Brazilian citizens or naturalized Brazilian citizens for over ten years, or by companies incorporated in Brazil controlled by Brazilian citizens, are eligible to receive a license to operate cable television systems in Brazil. In the event that no private entity displays an interest in providing cable television services in a particular service area, Anatel may grant the local incumbent telephone operator a license to provide cable television services.

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

     Law No. 3,449, enacted on September 30, 2004, and effective as from October 7, 2004, provides that consumers are not required to pay any minimum usage or enrollment fees charged in Distrito Federal by, among other service providers, cable television operators. Law 3,449 is currently being challenged in court by several telecommunications companies, all of whom have obtained favorable preliminary injunctions. We believe that such law is not applicable to our business since the services offered by us have fixed prices and do not vary according to the usage. We intend to challenge Law 3,449 in court, if necessary.

     Anatel Resolution 411, issued on July 14, 2005, and effective as from January 2006, established mandatory goals for pay-television services in Brazil known as the General Plan of Quality Goals for Pay-Television Services, or PGMQ. The PGMQ establishes a total of ten goals, which are divided into four different groups:

•	Service Quality Goals. We are required to comply with the following three goals:

	1.	Do not exceed certain levels of total received complaints to total connected subscribers;

	2.	Achieve certain levels of total requested installations; and

	3.	Achieve certain levels of not charging subscribers 24 hours after a disconnection request.

•	Costumer Service Goals. We are required to comply with the following four goals:

	1.	Respond to complaints from subscribers within 7 business days;

	2.	Reduce subscriber wait time to less than 20 minutes at our customer relations departments;

	3.	Achieve certain levels of total received subscriber calls; and

	4.	Respond to subscriber calls received at our call centers within 20 seconds.

•	Billing Goal. We are required to comply with the following goal;

	1.	Do not exceed certain levels of incorrect bills.

•	Service Continuity Goals. We are required to comply with the following two goals;

	1.	Solve any service interruption within 24 hours; and

	2.	Solve subscriber requests for necessary equipment repairs within 24 hours.

     In addition, if we do not comply with PGMQ goals, Anatel may impose on us several penalties, such as warnings, fines, temporary suspensions and revocation of our licenses. We are in compliance with this resolution since it took effect in July 2006.

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

Legal Proceedings

     We are party to several tax, civil and labor proceedings, both administrative and judicial, arising out of our regular course of business. In some cases, we have reserved certain amounts to cover potential losses with respect to such proceedings, based on the opinion provided by our independent legal consultants. With respect to labor proceedings, provisions are based on the monthly average of payments, including all taxes and charges payable, corresponding to the labor proceedings settled over the past 24 months. The table below sets forth the reserves established for administrative and judicial tax proceedings, civil litigations and labor proceedings as of December 31, 2006:

(US$ in millions)

Tax related matters	$ 249.1
Labor related matters	8.3
Civil related matters	12.2

Total	$ 269.6

     Of the US$269.6 million of provisions listed above, US$140.7 million is currently being disputed in court and US$128.9 million relates to potential losses regarding administrative proceedings, which have been brought against us and judicial or administrative proceedings which may be brought against us in the future. As of December 31, 2006, we have made judicial deposits in an aggregate amount of US$64.3 million.

Administrative tax proceedings

     IOF

     We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have made provisions in the amount of US$47.1 million with respect to these potential income tax and IOF assessments. If we are assessed income tax and IOF on the transfers by the Federal Internal Revenue, the assessments could materially and adversely affect our operating results.

  IRPJ and CSLL

     In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., which was incorporated by Net São Paulo in 2004, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltd. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. Currently, Net São Paulo is awaiting a decision on its defense, and it has made provisions of approximately US$5.2 million with respect to this matter.

  ICMS

     The Secretary of the State of Rio de Janeiro Internal Revenue Service, or State Internal Revenue, has issued several tax assessment notices against Net Rio S.A. claiming that Net Rio S.A. has excluded subscription fee payments from the ICMS tax basis. The aggregate amount Net Rio S.A. allegedly owes is approximately US$3.4 million. In its defense, Net Rio S.A. has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, the subscription fee payments should not be considered as ICMS taxable income. Net Rio S.A. has made provisions in the amount of approximately US$3.0 million through December 31, 2006 with respect to the tax assessment notices. The provisions were made assuming an ICMS tax rate of 5%, which is the tax rate charged on cable television services. Tax authorities assume an ICMS tax rate of 25%. Five of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, Net Rio S.A. deposited with the court US$4.0 million and has provided a guarantee of approximately US$10.4 million.

     Net Rio S.A. also received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of approximately US$24.1 million relating to the ICMS tax. The State Tax Authority alleged that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio S.A. lost its rate reduction benefit. Supported by the opinion of external legal counsel, Net Rio S.A. presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. Net Rio S.A. obtained an unfavorable decision with respect to the administrative defense. Net Rio S.A. has filed an appeal to this decision.

     Additionally, Net Rio S.A. filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio S.A. obtained an unfavorable decision by the lower and higher judicial court for the assessed period, with the exception of the period between October and December, 2001, for which Net Rio S.A. has made provisions in the amount of approximately US$12.4 million.

IRRF

     In September 2003, the Federal Internal Revenue imposed a tax assessment of approximately US$11.8 million on Net Rio S.A., alleging that it owes withholding income tax, or IRRF, as a result of an alleged inter-company loan between it and us. Net Rio S.A. has appealed this tax assessment on the basis that it did not engage in an inter-company loan with us but under a central cash management agreement. Net Rio S.A has made provisions in the amount of approximately US$5.5 million with respect to this tax assessment through December 31, 2006. In March 2006, the lower court decided that Net Rio S.A. should pay only for the fines. After this decision, Net Rio S.A. has appealed again on the same basis.

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

Judicial Tax Proceedings

  Shadow tax

     Since 1999, several Brazilian municipalities, which currently represent approximately 75% of our subscribers, passed legislation imposing a tax on the use of public thoroughfares, including the installation and passage of cables. This municipal tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. The municipalities currently imposing such a “shadow” tax include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília, Curitiba, Porto Alegre and Campo Grande. The tax generally applies to power companies and telecommunication companies, among others.

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

     In Rio de Janeiro, we won our case in the lower court. However, this decision was reversed on appeal. We are still awaiting a decision on our appeal from a higher court.

     In São Paulo, there have been three different decrees imposing a shadow tax. We filed an injunction in the lower court opposing the first decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. We also filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has since been modified by a third decree. We thus filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. We plan to appeal this decision.

     With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and three unfavorable decisions, which we have appealed.

     We have not made any reserves for the payment of the shadow tax. The tax varies in each municipality and it is calculated per meter of installed cable. We have approximately 19,000 kilometers of installed cable in the municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If our appeals fail and we are required to pay this tax, our operating results would be materially and adversely affected.

Income tax retained on earnings

     We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of approximately US$17.0 million on those transactions. Of this amount, approximately US$5.4 million has been deposited into court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining US$11.6 million. In the event of an unfavorable decision, the remaining US$11.6 million will be accounted for as a tax credit.

ICMS

     The ICMS tax is a value-added tax levied at rate of 10% on pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Based on Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this dispute, we have fully accrued and paid into escrow amounts at the rates of 7.5% for 2000 and 10% since 2001. As of December 31, 2006, we had approximately US$17.2 million set aside through court deposits and reserves with respect to this matter.

     The State of São Paulo Internal Revenue Service has brought an action against our subsidiary Net São José do Rio Preto Ltda. in the amount of approximately US$700,000 to enforce the payment of the ICMS tax, three installments of which the Internal Revenue Service alleges the subsidiary failed to pay. During 2006, Net São José do Rio Preto Ltda. settled this action and paid the amount due.

     The State of São Paulo Internal Revenue Service also issued a tax assessment against our subsidiary Net Campinas Ltda., alleging that the subsidiary failed to pay certain ICMS installments. During 2006, Net Campinas Ltda. settled this action and paid the amount due.

  PIS and COFINS

     In 1995 and 1996, we filed lawsuits questioning the imposition of the PIS and the COFINS on revenues derived from the rendering of telecommunication services. With respect to these lawsuits, we made deposits into court of approximately US$28.7 million, reflecting the amounts in dispute. In 1999, we withdrew our lawsuits and directed the amounts previously deposited into court to revert to the federal government.

     During 1999, several of our subsidiaries filed lawsuits questioning the constitutionality of the 1998 legislation which increased the calculation basis for the PIS and the COFINS. Previous court decisions relating to these lawsuits have been unfavorable to us, and we have withdrawn our lawsuit. We directed provisions originally made in respect of these suits in the amount of approximately US$65.2 million to revert to the federal government.

  IPI

     The Federal Internal Revenue has imposed a tax assessment of approximately US$9.9 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. In May 2005, the court decision was favorable to Reyc but the Federal Internal Revenue made an appeal against the decision with a higher court. Reyc has made provisions in the amount of approximately US$4.3 million with respect to this tax assessment.

  Other

     In addition to the judicial tax proceedings discussed above, we and our subsidiaries are involved in judicial tax proceedings relating to, among other things: (i) the Instituto Nacional do Seguro Social, the Social Security National Institute, with respect to the collection and offsetting of social security contributions; and (ii) the Imposto Sobre Serviços, or ISS, a tax levied by municipal governments on revenues derived from the provision of services. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

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

     We made a provision of approximately US$2.4 million for 12 of the 20 lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our operating results would be materially and adversely affected.

  Lawsuits related to signal scrambling and Internet access

     An action was brought in August 2002 by the consumer defense organization Associação Brasileira de Defesa do Consumidor, or ANADEC, against Net São Paulo Ltda., Net Sorocaba Ltda., Net São José do Rio Preto Ltda., Net São Carlos S.A., Net Piracicaba Ltda., Net Indaiatuba Ltda., Net Franca Ltda., Net Campinas Ltda. and Net Baurú Ltda., all of which are located in the State of São Paulo, whereby plaintiffs seek to prevent the subsidiaries from scrambling their cable signals. Plaintiffs claim that while such scrambling may help prevent piracy, it interferes with picture-in-picture television viewing and with the recording of programs when using a VCR, specifically when the viewer is watching one program while trying to record a second program. In February 2005, our subsidiaries obtained a favorable decision regarding this action. This action is currently before the appeals court, and no provision has been made with respect to this action.

     An action was brought in October 2002 and April 2004 by the consumer defense organization, Instituto Brasileiro de Defesa do Comsumidor, or IDEC, and a federal public attorney, respectively, against Net Belo Horizonte Ltda. and in November 2002 by the consumer defense organization IDEC against Net São Paulo Ltda. whereby plaintiffs seek to prevent the subsidiary from requiring that subscribers connecting to the Internet through NET Virtua also maintain a contract with an Internet service provider. These actions are currently before the lower courts of Minas Gerais and São Paulo, respectively, and no provisions have been made with respect to these actions.

  ECAD settlement

     In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2006, our subsidiaries have deposited into court the aggregate amount of approximately US$17.0 million.

  Labor Proceedings

     We and our subsidiaries are party to 827 judicial labor proceedings. We estimate that contingencies with respect to these labor proceedings total approximately US$8.3 million, and we have established a provision in this amount. We have made deposits into court in the amount of approximately US$2.5 million. The majority of these claims relate to overtime pay, wage disparity and failure to pay commissions. We have also been named as a co-defendant in complaints filed by employees of companies with which we contract for services on the theory that we should be held responsible for the obligations of such companies to their employees when the companies fail to meet their obligations. In the majority of such actions, we have been found secondarily liable. As of December 31, 2006, we had 481 complaints filed against us by our former employees and 346 complaints filed against us by employees of other companies.

General

     In addition, we are party to various legal actions arising in the ordinary course of our business, including disputes regarding taxation, additional pay-television subscription outlets, contracts and labor law. However, we do not expect losses from these actions, individually or in the aggregate, to have a material adverse effect on our liquidity or on our consolidated financial condition or our results of operations.

Organizational Structure

     We were incorporated in 1994 as a sociedade anônima, or corporation, under Law 6,404/76 of the Federative Republic of Brazil. We are registered in the commercial registry of the State of São Paulo under number 35.300.177.240. Our registered office is located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, telephone +55 11 2111-2785.

     We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2006:

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest

		(percent)	(percent)
Consolidated entities
Multicanal Telecomunicações S.A. (*)	Brazil	-	-
Net Belo Horizonte Ltda.	Brazil	-	100.00
CMA Participações Ltda. (*)	Brazil	-	100.00
Jonquil Ventures Ltda.	British Virgin Islands	100.00	100.00
Net Brasília Ltda.	Brazil	-	100.00
Net Rio Ltda.	Brazil	100.00	100.00
Net Recife Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	97.40	100.00
Net Campinas Ltda.	Brazil	-	100.00
Net Indaiatuba Ltda.	Brazil	100.00	100.00
Net São Carlos Ltda.	Brazil	100.00	100.00
Net Franca Ltda.	Brazil	100.00	100.00
Net Sul Comunicações Ltda.	Brazil	100.00	100.00
Reyc Comércio e Participação Ltda.	Brazil	26.94	100.00
Net Anápolis Ltda.	Brazil	-	100.00
Net Bauru Ltda.	Brazil	-	100.00
Net Campo Grande Ltda.	Brazil	-	100.00
Net Goiania Ltda.	Brazil	-	100.00
Net Piracicaba Ltda.	Brazil	100.00	100.00
Net Ribeirão Preto Ltda.	Brazil	-	100.00
Net São José do Rio Preto Ltda.	Brazil	-	100.00
Net Sorocaba Ltda.	Brazil	-	100.00
Horizonte Sul Comunicações Ltda.	Brazil	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	Brazil	-	100.00
Antenas Comunitárias Brasileiras Ltda.	Brazil	-	100.00

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest

Net Paraná Comunicações Ltda.	Brazil	-	100.00
Net Joinville Ltda.	Brazil	-	100.00
Net Florianópolis Ltda.	Brazil	-	100.00
Net Maringá Ltda.	Brazil	-	100.00
Net Arapongas Ltda.	Brazil	-	100.00
TV Cabo Criciúma Ltda.	Brazil	-	60.00
Net Curitiba Ltda.	Brazil	-	100.00
Net Londrina Ltda.	Brazil	-	100.00

Equity investees
TV Cabo e Comunicações Jundiaí S.A. (Jointly controlled)	Brazil	50.00	50.00
Brasil TV Cabo Participações S.A. (**)	Brazil	82.81	82.81
Vivax S.A.	Brazil	14.57	36.71

(*) As part of its ongoing corporate restructuring plan, certain dormant companies identified in the table above were merged.
(**) BTVC is controlled by Mr. Fernando Norbert, who holds 51% of its voting shares.

     We are in the process of combining a number of our operating and non-operating subsidiaries for administrative reasons, and to contain costs associated with the operations of our subsidiaries. In connection with our restructuring, we have committed to continue and complete the consolidation of our subsidiaries.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

     We have no unresolved comments from the staff of the U.S. Securities and Exchange Commission, or SEC.

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

Overview

     We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and one of the largest pay-television operators in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2006, we had approximately 1.8 million connected subscribers in 44 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Virtua service, which had approximately 727,000 subscribers as of December 31, 2006. We also provide voice product through our NET Fone via Embratel service, which had approximately 182,000 subscribers as of December 31, 2006. As of December 31, 2006, our advanced network of coaxial and fiber-optic cable covered over 36,000 kilometers and passed approximately 7.2 million homes and approximately 42% of such network had two-way communication capability. In 2006, we had total revenues of US$1,144.7 million. Our network currently operates in major cities located throughout Brazil, including six of Brazil’s largest cities. We substantially completed the build-out of our network in 1998. See “Item 4. Information on the Company—History and Development of the Company.”

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

     We initially responded to these developments through a recapitalization, completed in the third quarter of 2002, in which our major shareholders converted certain debt obligations into equity and subscribed for new equity shares in an aggregate amount of approximately R$1.2 billion (US$561.3 million). However, as a result of the continuing depreciation of the real against the U.S. dollar and the high real interest rates in the second half of 2002, we determined that, despite the recapitalization, we would be unable to meet our interest and scheduled principal payment obligations in the then near and medium-term. As a result, we ceased to pay interest or scheduled principal on our financial debt in December 2002, and in early 2003, we commenced negotiations with an informal steering committee of our various lenders and debt holders. This process culminated on March 22, 2005 with the conclusion of the restructuring of our outstanding indebtedness. See “Item 4. Information on the Company—History and Development of the Company—The Restructuring” for a discussion of the restructuring.

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

     In 2003 and 2004, we reduced our capital expenditures to reflect a more targeted investment strategy. In 2005 and 2006, as a consequence of higher subscriber growth, we increased our capital expenditures. See “—Liquidity and Capital Resources—Capital Expenditures.”

     In 2006, we issued new debt instruments with longer maturities and lower costs than our existing debt. Following the completion of this process, our debt is comprised of (i) the perpetual bonds in a principal amount of US$150 million; and (ii) US$271.3 million (R$580 million) in principal amount of new debentures issued in Brazilian reais, the proceeds of which offering were used to prepay existing debt. For a discussion of these and other steps we have taken to address our financial condition, as well as details of our outstanding debt, see “—Liquidity and Capital Resources.”

     In 2007, we intend to work to keep our growth at the level achieved in 2006. Key factors that will influence our ability to achieve these objectives include:

       Competition. Our pay-television, broadband and voice services face a growing number of competitors. We are pursuing a marketing strategy to attract and retain customers. We are working on developing new packages of bundle products to better match customer expectations and we are working to improve customer satisfaction.

       Cost control. To maintain our profitability in the increasingly competitive Brazilian environment, we must continue to implement strategies to improve operating efficiency. We plan to do this by keeping operating costs, general and administrative expenses and bad debt expenses under control.

        New opportunities. Our ability to expand our revenues will depend, in large part, on the success of our strategy for accelerated growth and increased triple play (video, data and voice) sales.

        Disposable income. Pay-television is still seen in Brazil as a luxury product and faces strong competition from free broadcast television.

Disposition and Acquisition

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

  Acquisition of our interest in Vivax

     See “Item 4. Information on the Company—History and Development of the Company—Vivax Acquisition.”

Critical Accounting Policies

     The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results and it requires significant judgments and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined and reviewed by our management. The following accounting policies are the most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 3 to our audited consolidated financial statements for the year ended December 31, 2006, included elsewhere in this Form 20-F.

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

     Our annual impairment analysis, which was performed during the fourth quarter of 2004, 2005 and 2006, did not result in an impairment charge for 2004, 2005 and 2006, respectively.

Depreciation and impairment of property and equipment

     At December 31, 2006, the carrying value of our property and equipment and other cable-related long-term assets, net, totaled US$610.6 million, which represented 33.7% of our total assets. This carrying value included costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives. In 2006, we depreciated our cable assets using the straight-line method over an estimated remaining economic useful life of the assets ranging from 12 to 15 years, resulting in a depreciation rate ranging from 6.7% to 8.3% .

     Changes in circumstances, such as technological advances, changes to our business model or changes in our capital and investment strategy can result in the actual useful lives differing from our estimates, leading management to revise useful lives that can be shortened for certain asset categories and extended for others depending on technological decisions made by us. Set top boxes are an example of an asset item subject to significant technological changes. New set top boxes associated with new equipment allowing signal compression may allow us to provide new value added services and extend the remaining useful lives of our fiber optic assets. In cases where we determine that the useful life of property and equipment should be reviewed, we depreciate the net book value over its revised remaining useful lives, thereby increasing or decreasing depreciation expenses. The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted cash flows generated from such assets, an impairment loss is recognized for the amount that the carrying value exceeds its fair value. No impairment of fixed assets existed as of December 31, 2004, 2005 and 2006.

     The estimated useful lives of individual items of our cable transmission network are as follows:

Description	Useful life (years)

Cable network	12 - 15
Optic fiber	15
Decoders	10
Cable modem	10

Income taxes

     Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board, or FASB, Statement No. 109, “Accounting for Income Taxes.” Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statements and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. Establishing valuation allowances requires management to make significant estimates of future taxable income.

Sources of Revenues

     Monthly subscription fee revenues represent the dominant portion of our net revenues, and sign-on and hook-up fees constitute a relatively minor portion of our net revenues. All of our revenues are denominated in reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to the IGP-M inflation rate.

  Monthly subscription revenues. Monthly subscription revenues consist of monthly subscription fees paid by subscribers. Subscription fees are recorded in the month the service is provided. Substantially all of our revenues come from monthly subscription fees.

  Sign-on and hook-up fee revenues. We charge subscribers a fee for the installation of the equipment necessary to receive our pay-television service. Sign- on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees were amortized to revenue over a period of ten years until December 31, 2005. Since January 1, 2006, the deferred fees are amortized to revenue over a period of six years, which better represents the estimated average period during which we expect subscribers will remain connected to our cable network.

  Pay-per-view revenues. Pay-per-view revenues consist of revenues from pay-per- view programming services (such as sporting events, musical concerts and movies).
  A substantial part of our pay-per-view revenues each year is derived from our transmission of the state and national soccer championships. Because the dates of these championships vary from year to year, our pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded during the periods in which these events are televised. Pay-per-view revenues are recorded in the month the service is provided.

  Other services revenues. Other services revenues consist of sales of our programming guide, programming package upgrades, technical support services, disconnection/reconnection services, voice services, fiber optic rental services and other services. Other services revenues are recorded in the month the service is provided.

The following are the main factors that influence our revenues:

  Subscriber base. Most of our revenues are recurring monthly revenues from our subscribers. Thus, key factors to maintain profitability of our business include controlling the churn rate, increasing sales to existing customers, bundling our services and acquiring new customers.

  Subscription fee levels. Our strategy is to maintain competitive prices compared to our main competitors and at the same time increase average revenue per user by providing bundled products to our premium clients.
Taxes and Other Deductions from Revenues

     Taxes and other deductions from revenues are directly linked to our volume of subscription sales. Except for the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTEL, each of the taxes described below is passed on to our subscribers as part of their subscription fee. Taxes and other deductions from revenues consist of:

  ICMS value-added tax. In São Paulo, Santa Catarina, Rio Grande do Sul and Distrito Federal, the ICMS tax is levied at a rate of 25%. In Minas Gerais, Paraná, Goiás and Rio de Janeiro, the ICMS tax is levied at a rate of 18%, 27%, 29% and 30%, respectively. However, for pay-television subscription revenues, pay- television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except the state of Rio Grande do Sul, where the rate is 12%.

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

  FUST and FUNTEL taxes. The FUST and FUNTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTEL are levied at the rates of 1.0% and 0.5%, respectively.

Operating Costs and Expenses

     Our most significant operating expenses are:

  Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2006, 28.1% of our net operating revenues. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions— Material Transactions with Affiliates—Net Brasil Programming Agreement.”

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

The following are the principal factors that influence our operating costs:

  Programming costs. We pay programming costs on a per subscriber base. We expect programming costs to remain as our main cost. Our ability to maintain a good relationship with our programming suppliers and keep prices at attractive levels are important factors for the profitability of our business.

  Selling expenses. In 2006, due to our accelerated growth in our subscriber base, selling expenses increased significantly compared to 2005 levels. In 2007, we expect to maintain the growth level presented in 2006 and at same time be more efficient in selling triple play, which would lead to lower per unit acquisition cost and increase our profitability.

Depreciation and Amortization

     We depreciate our cable network and fiber optic cable assets using the straight line method, over the estimated economic useful life of the assets. We estimate the useful life of our cable plant from 12 to 15 years for our cable network and 15 years for our fiber optic cable, resulting in annual depreciation rates of 8.3% to 6.7% and 6.7%, respectively.

     As of January 1, 2006, based on the estimated average period that subscribers are expected to remain connected to our system, we have revised the estimated economic useful lives of sign-on and hook-up fee revenue and related direct selling expenses from ten to six years.

Other Income and Expenses

     Other income and expenses consist of:

  Monetary indexation income (expense), net; Gain (loss) on exchange rate, net. Monetary indexation expense, net, consists of monetary correction charges on reais-denominated debt. Gain (loss) on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

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

  Interest income. Interest income consists of interest on short-term investments and gain on extinguishment of liabilities, as well as monies collected in the form of penalty and interest payments from late payments of monthly subscription fees.

  Income taxes (expenses). Income taxes (expenses) have been accounted for in accordance with the liability method. Valuation allowances are established when we determine it is more likely than not that deferred tax assets will not be realized.
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

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     The Company’s accounts are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency and the U.S. dollar as the reporting currency. In accordance with US GAAP, revenues, expenses, gains and losses are translated from Brazilian reais to U.S. dollars using the average exchange rate for the period, which for the twelvemonth period ended on December 31, 2005 was R$2.4357 per US$1.00 and for the twelve-month period ended on December 31, 2006 was R$2.1751 per US$1.00. Based on a comparison of such average exchange rates, the real appreciated 10.7% against the U.S. dollar in 2006 versus 2005, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in Brazilian reais. As a result, the real appreciation materially impacted each of the line items described below.

  Total revenues

     Total revenues increased by 40.3% to US$1,144.7 million in 2006 compared to US$815.9 million in 2005. This increase was principally due to our pay-television and broadband subscriber base growth by 18% and 98% in 2006 versus 2005, respectively, higher sales from our pay-per-view alternatives and the real appreciation.

  Taxes and other deductions from revenues

     In 2006, services and other taxes totaled US$243.8 million, an increase of 57.0% compared to US$155.3 million in 2005. This increase is related to the increase in taxes resulting from higher revenues and due to the real appreciation. Additionally, this increase reflects the increase in taxes due to broadband revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. See “—Overview—Critical Accounting Policies—taxes and others deductions from revenues” for a discussion of ICMS rates applicable to the individual services and products. As a percentage of total revenues, taxes and other deductions from revenues increased to 21% in 2006 from 19% in 2005.

  Programming costs

     In 2006, programming expenses totaled US$252.7 million, an increase of 26.7% compared to US$199.5 million recorded in 2005. This increase was due to the increase in our subscriber base, the increase in programming costs reflecting the price adjustment by the IGP-M inflation rate and the real appreciation. As a percentage of net operating revenues, programming costs decreased to 28.1% in 2006 compared to 30.2% in 2005.

  Other direct operating costs

     Other direct operating costs increased by 40.8% to US$183.3 million in 2006 compared to US$130.2 million in 2005, primarily due to higher network expenses, such as electricity, and expenses incurred in contracting with third parties for additional bandwidth to support our broadband Internet services growth and due to the real appreciation. As a percentage of net operating revenues, other direct operating costs increased to 20.3% in 2006 compared to 19.7% in 2005.

  Selling, general, administrative and other expenses

     Selling, general, administrative and other expenses increased by 53.7% to US$227.9 million in 2006, compared to US$148.3 million in 2005. The increase was primarily due to higher selling expenses, which increased to US$81.4 million in 2006 from US$42.9 million in 2005, principally due to higher sales commissions, marketing and active telemarketing activities, as a consequence of an increase in accomplished sales and the real appreciation. In addition, in 2006, the number of employees increased by 22% when compared to 2005. As a percentage of net operating revenues, selling, general and administrative expenses increased from 22.4% in 2005 to 25.3% in 2006.

  Depreciation and amortization

     In 2006, depreciation and amortization expenses increased 10.0% to US$75.0 million, compared to US$68.2 million recorded in 2005. Based on a technical study performed by our management, we changed our subscribers’ estimated useful life (i.e., the estimated average period that subscribers are expected to remain connected to our network) from 10 to 6 years, which increased amortization expenses related to residential hook-up costs in an amount of US$2.6 million.

  Monetary indexation income (expense), net; gain (loss) on exchange rate, net

     Our combined monetary indexation expense, net, and gain (loss) on exchange rate, net, decreased by 69.6% to a gain of US$9.1 million in 2006, from a gain of US$29.9 million in 2005. This result was mainly due to the decrease in our foreign exchange exposure, as a result of the repayment of all our U.S. dollar denominated debt with the proceeds from the issuance of local Brazilian real denominated debentures in September 2005.

  Interest expenses, financial expenses, net and interest income

     Interest expenses, financial expenses, net and interest income decreased by 65.1% to US$17.8 million in 2006, compared to US$51.0 million in 2005. This decrease was primarily due to the lower costs and debt levels as a consequence of the conclusion of our debt restructuring and debt refinancing in 2005, the gain on the extinguishment of liabilities, the lower hedge losses and the lower IOF tax on intercompany transactions.

  Income taxes (expenses)

     In 2006, income taxes amounted to a credit of US$40.8 million compared to tax expense of US$42.0 million in 2005. Under Brazilian tax law, income tax is computed for each subsidiary entity and not on a consolidated basis. Although substantially all of our operating subsidiaries experienced increased operating income in 2006 compared to 2005, and consequently higher current income tax expense, this increase was offset in large part by our corporate restructuring activities in merging profitable entities into entities with net operating losses. In addition, the tax credit results from partial reversal of valuation allowances on net operating loss carryfowards whose realization became more likely than not in 2006 due to our improved profitability also contributed to this offset.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     The Company’s accounts are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency and the U.S. dollar as the reporting currency. In accordance with US GAAP, revenues, expenses, gains and losses are translated from reais to U.S. dollars using the average exchange rate for the period, which for the twelve-month period ended on December 31, 2004 was R$2.9263 per US$1.00 and for the twelve-month period ended on December 31, 2005 was R$2.4357 per US$1.00. Based on a comparison of such average exchange rates, the real appreciated 16.8% against the U.S. dollar in 2005 versus 2004, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in reais. As a result, the real appreciation materially impacted each of the line items described below.

  Total revenues

     Total revenues increased by 42.1% to US$815.9 million in 2005 as compared to US$574.3 million in 2004. This increase was mostly due to the real appreciation, the growth in our pay-televison and broadband subscriber base by 9% and 94%, respectively, and also to the monthly fee readjustment at the IGP-M inflation rate.

  Taxes and other deductions from revenues

     Taxes and other deductions from revenues totaled US$155.3 million in 2005, an increase of 44.9% as compared to US$107.1 million in 2004, due to higher revenues, which is the base for the computation of taxes. As a percentage of total revenues, taxes and other deductions from revenues remained stable at approximately 19%.

  Programming costs

     Programming costs increased by 30.7% to US$199.5 million in 2005, as compared to US$152.6 million in 2004. This increase was mostly due to the real appreciation, higher programming fees related to the inclusion of HBO channels on our line-up and in connection with the increase in the “Premium” and “Digital” subscriber base. In addition, there was an increase in our overall pay-television subscriber base and readjustments of our programming agreements by the IGP-M inflation rate.

  Other direct operating costs

     Other direct operating costs increased by 59.2% to US$130.2 million in 2005 as compared to US$81.8 million in 2004. This increase was primarily due to the real appreciation, higher costs related to material, technical services and pay-television analog boxes repair and recovery. In addition, the increase was impacted by the increase in the number of employees, higher costs related to our call center and an increase in NET Virtua links costs as a result of growth in our broadband subscriber base.

  Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 35.1% to US$148.3 million in 2005 as compared to US$109.8 million in 2004. The increase was mostly due to the real appreciation, higher marketing expenses related to pay-television and broadband marketing campaigns, higher sales commission expenses and an increase in the number of employees.

  Depreciation and amortization

     Depreciation and amortization expenses increased by 20.1% to US$68.2 million in 2005 as compared to the US$56.7 million in 2004, mostly due to the real appreciation.

  Monetary indexation income (expense), net and gain (loss) on exchange rate, net

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

  Income tax expenses

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

     Our liquidity situation has improved significantly since we completed the restructuring of our outstanding indebtedness. As of December 31, 2005 and 2006, our net debt, calculated as the sum of “current portion of long-term debt” and “long-term debt” minus the sum of “cash and cash equivalents”, “short-term investments” and “restricted cash”, amounted to US$187.3 million and US$187.2 million, respectively. In general, we hold our cash, cash equivalents and short-term investments in Brazilian reais. Additionally, as of December 31, 2005 and 2006 our current assets were US$85.4 million and US$144.4 million greater than our current liabilities, respectively.

     Given the level of our operating cash flows, the expected level of capital expenditures needed to support our growth and the grace period for principal debt amortization, we believe that our cash generation in addition to our current position in cash, cash equivalents and short-term investments will be sufficient in the near term to cover all expected cash outflows.

Cash Flows

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     We had cash, cash equivalents and short-term investments of US$234.0 million as of December 31, 2006, an increase of 83.5% from US$127.5 million as of December 31, 2005.

     Cash flows from operating activities. Net cash from operating activities was US$189.5 million in 2006 as compared to US$26.8 million in 2005. This increase is a result of higher operating income, the payment to the holders of Net Sul Notes, which used the funds of US$33.7 million deposited in an escrow account, the purchase of short-term investments in an amount of US$107.3 million and a temporary decrease in working capital, as a significant amount of equipment required to upgrade our network was acquired late in the fourth quarter of 2006 and, consequently, payments shall occur only in 2007.

     Cash flows from investing activities. We used US$223.7 million in cash in investing activities in 2006, an increase of 204.7% as compared to the US$73.4 million used in investing activities in 2005. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases and investments related to the upgrade in our network and digital services.

     Cash flows from financing activities. Net cash from financing activities was US$19.5 million in 2006, an increase of 335.6% as compared to US$4.5 million in 2005. In2006, our common shareholders subscribed to newly issued shares of our common stock in the total amount of US$13.8 million as they exercised their preemptive rights in connection with the Vivax acquisition. During 2006, we repaid outstanding debt in a principal amount of US$418.0 million and issued new debt in a principal amount of US$421.4 million. In 2005, in connection with the debt restructuring plan, the cash capital contribution in a total amount of US$223.1 million was fully used to pay down existing debt.

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

Liquidity requirements and sources

     Most of our capital expenditures are related to customer acquisition activity, being part of our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband subscribers, we will need significant cash to fund capital expenditures. Also, we have to make interest payments on our debt and scheduled principal payments, which will start in 2010. We have historically funded these liquidity requirements through operating cash flows, borrowings under credit facilities, the proceeds of debt and equity financings and capital advances and loans from our shareholders. As a result of the consummation of our debt restructuring, after taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures and debt principal and interest repayment requirements, we expect to have adequate financial resources to meet our anticipated cash requirements in 2007 and the foreseeable future.

     The amount of our anticipated operating cash flows in 2007 and future periods could be adversely affected by a number of factors, however, many of which are not within our control. Weakness of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would decrease our revenue per subscriber in U.S. dollar terms, unless we were able to implement corresponding increases in subscription fees in reais, which we do not believe is likely. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses. Most of these expenses are related to a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts or at all.

     We had cash, cash equivalents and short-term investments of US$234.0 million as of December 31, 2006, an increase of 83.5% from US$127.5 million as of December 31, 2005. This increase is mainly due to the issuance of the perpetual bond. Excluding the effects of: (i) the proceeds from perpetual bonds in the amount of US$150.0 million; (ii) US$18.7 million net amortization on capital markets operations; and (iii) payment of the US$58.8 million as Capex aimed at the new projects, we would have ended the year with R$164.5 million as cash and cash equivalents. This cash level is above the US$127.5 million recorded at the end of 2005, showing that our current cash generation level has been sufficient to effect the necessary investments to sustain its organic growth, even with our accelerated growth.

Corporate Credit Ratings

     As a result of our restructuring, Standard & Poor’s rated our U.S. dollar-denominated senior debt and our real-denominated senior debt issued in the restructuring B+ and brBBB, respectively, and assigned us the global scale issuer credit rating and outlook of B+/stable and the national scale issuer credit rating and outlook of brBBB/stable. On May 31, 2005 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB to brBBB+, and assigned us the global scale issuer credit rating and outlook of B+/positive and the national scale issuer credit rating and outlook of brBBB+/positive. On March 13, 2006 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB+ to brA, and upgraded our global scale issuer credit rating and outlook from B+/positive to BB-/stable and the national scale issuer credit rating and outlook from brBBB+/positive to brA/stable. On November 6, 2006, Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brA to

brA+/positive and changed our global scale issuer outlook from stable to positive. Moody’s Investors Service rated our U.S. dollar-denominated senior debt issued in the restructuring and our global scale issuer to B3. On May 9, 2006 Moody’s Investors Service upgraded our global scale issuer credit rating from B3 to B1. On May 22, 2006, Moody’s Investors Service assigned our national scale credit rating as Baa2.br.

Contractual Obligations

     The following table sets out our major contractual obligations as of December 31, 2006:

	Payments due by period

	Less than	1 – 3 Years	3 – 5	More than	Total
	1 Year		Years	5 Years

		(US$; in millions)
Debt	–	–	203.5	217.8	421.3
Lease of Utility Poles (1)	19.5	41.5	–	–	61.0
Lease of Office Space	3.6	3.8	4.0	–	11.4

Total	23.1	45.3	207.5	217.8	493.7

________________
(1)
In addition to the amounts listed in the table above, we are contractually obligated to make lease payments under our utility pole lease arrangements from the time the lease expires until our equipment is removed from such poles. Those fees will be based on the amounts we were paying at the time those arrangements expired.

Capital Expenditures

     A description of our capital expenditures, identified by major category, is as follows:

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

     After the conclusion of our debt restructuring, we decided to assess new growth opportunities. As we were successful in developing new sales channels, our growth rates have increased since the middle of 2005. During 2006 we announced an additional investment of approximately US$140.3 million directed to investments in the bidirectional network and digital service expansion. Total investments directed to these new projects reached US$58.8 million in 2006. The remaining amount will be done in 2007. Our direct day-to-day investments totaled US$169.4 million, and the variable portion represented over 93%. The 2006 Capex level, which was above to the US$150 million initially expected, was supported by our operational cash generation, with extremely attractive payback period. For 2007, we expect this growth momentum to continue and consequently increase the number of our pay-television and broadband subscribers. As most of our capital expenditures are related to subscriber acquisition and installation, we expect to maintain our annual capital expenditures at US$170.0 million in 2007. We do not plan on making substantial capital expenditures for the encoding of our network. We expect to be able to fund our day-to-day capital expenditures in 2007 from funds from operations.

Debt Financing

     On December 27, 2006, we issued the Non-Convertible Debentures - 6th Public Issuance, amounting to US$271.3 million (R$580.0 million), which net proceeds were used to prepay Non-Convertible Debentures - 5th Public Issuance.

     As of December 31, 2006, we had the following debt outstanding:

(US$; in
thousands)
U.S. dollar-denominated debt:
Perpetual bonds	150,000

Reais-denominated debt (1):
Non-convertible Debentures – 6th Public Issuance	271,283

Total	421,283

(1) Calculated using the December 31, 2006 exchange rate of R$2.1380 per US$1.00

     The rate used to determine the interest rate of our reais-denominated debt at December 31, 2006 was as follows:

CDI	13.2%

     At December 31, 2006 the principal maturities of our debt issued in connection with the restructuring were as follows:

(US$; in
Principal Amortization Schedule:	thousands)
2010	67,821
2011	67,821
2012	67,821
2013	67,820

Total	271,283

Total Short Term Debt	-
Total Long-term debt(1)	421,283

(1)	Includes principal amount with respect to the perpetual bonds in total amount of US$150 million, which has no scheduled maturity.

Perpetual Bonds

     On November 28, 2006, we issued 9.25% Guaranteed Perpetual Notes, or perpetual bonds, amounting to US$150.0 million. These notes may be redeemed at our option, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. We will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

     The perpetual bonds are jointly guaranteed by all our wholly-owned subsidiaries, except for Jonquil Ventures Ltda. TV Cabo Criciúma Ltda., in which we have 60% ownership, is also a non-guarantor consolidated subsidiary.

  Non-Convertible Debentures - 6th Public Issuance

     The Non-Convertible Debentures - 6th Public Issuance bear interest at the CDI rate plus 0.70%, payable semi-annually in arrears on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in August 2013. Subject to an optional prepayment provision, we may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at maturity of the Non-Convertible Debentures - 6th Public Issuance.

  Non-Convertible Debentures - 5th Public Issuance

     The Non-Convertible Debentures - 5th Public Issuance bore interest at the CDI rate plus 1.50%, payable semi-annually in arrears on February 15 and August 15. The principal amount of these debentures was repayable in four annual installments commencing on August 15, 2008, with the final installment of principal due in August 2011. Subject to an optional prepayment provision, we could prepay the debentures at any time, with a premium no greater than 0.60%, which premium decreased linearly to zero at maturity of the Non-Convertible Debentures - 5th Public Issuance.

     In connection with the issuance of the Non-Convertible Debentures - 6th Public Issuance, the Non-Convertible Debentures - 5th Public Issuance were fully prepaid on December 27, 2006.

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

     Considering that the Restructured Net Sul notes were scheduled to remain outstanding until their effective liquidation, we carried out a consent solicitation to the holders of the Restructured Net Sul notes in order to eliminate certain of our obligations, including the investment limitation of US$50.0 million per year; and release the previous pledge from us to the holders of the Restructured Net Sul Notes. On September 26, 2005, in connection with the consent solicitation made by us, 91.2% of the holders accepted our proposition and approved the addendum regarding the Restructured Net Sul Notes. Holders who elected to participate in the consent would each be paid an amount in cash equal to 1% of the principal amount. On October 17, 2005, we paid approximately US$350,000 to the holders of the Restructured Net Sul notes in connection with the consent fee.

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

  Off-balance sheet arrangements

     We are a party to certain swap agreements, as part of a program to hedge part of our capital expenditures and interest expenses linked to the U.S. dollar. The following table summarizes the position of these agreements, as of December 31, 2006:

	Payments due by period (US$; in millions)
Nature	Notional	Less than	1 – 3 Years	3 – 5	More than	Total
	amount	1 Year		Years	5 Years
Hedge on Capital Expenditures and
Interests Expenses on
Perpetual Notes	90.2	5.7	–	–	–	5.7

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

     Emerging markets volatility and the 2002 elections in Brazil caused considerable outflows of funds and a decline in the amount of foreign investment in Brazil. These factors adversely affected the Brazilian trading markets and, in October 2002, the real depreciated to its lowest ever value against the U.S. dollar at R$3.9552 per US$1.00.

     Since taking office in January 2003, President Luis Inácio Lula da Silva has continued to follow the policies implemented by the previous administration, causing a reduction in market volatility. On December 31, 2006, the real was quoted at R$2.1380 per US$1.00, corresponding to an appreciation of 8.7% in 2006 when compared to December 31, 2005. The real was quoted at R$2.3407 per US$1.00 on December 31, 2005, an appreciation of 11.8% as compared to R$2.6544 per US$1.00 on December 31, 2004. The inflation rate, as measured by the IGP-M was 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. Effective interest rates, as measured by the CDI rate, were 16.2% in 2004, 19.0% in 2005 and 15.0% in 2006. There can be no assurance that the government will not change its economic stabilization policies in the future or that any such policies will be successful. Furthermore, continued economic stability remains subject to a variety of domestic and external pressures.

Effects of Inflation and Exchange Rate Fluctuations

     Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the depreciation of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,

	2002	2003	2004	2005	2006

Inflation (IGP-M Index)	25.3%	8.7%	12.4%	1.2%	3.8%
Currency (depreciation) appreciation	(52.3)%	18.2%	8.1%	11.8%	8.7%

     As a result of the Real Plan, the rate of inflation and the rate of depreciation have been reduced considerably since July 1, 1994. In the first nine months of 2002, due to market instability driven by international factors, the real experienced a depreciation of 67.9% . However, in the last quarter of 2002, the Brazilian currency partially recovered and ended the year with a depreciation of 52.3% . In 2003, 2004, 2005 and 2006 the real appreciated by 18.2%, 8.1%, 11.8% and 8.7%, respectively.

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

     Because of the differences between the evolution of the rates of inflation in Brazil and changes in the exchange rates, as well as the effects of the change of our functional currency, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis. The appreciation of the real against the U.S. dollar has had the following effects on our results of operations:

  The translation effects of our U.S. dollar transactions, primarily represented by loans, are recorded as gain on exchange rate, net, in our statement of income.

  Our non-monetary assets, consisting primarily of property and equipment, goodwill on the acquisition of consolidated subsidiaries and certain other long-term assets, are not translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any appreciation of the real against the U.S. dollar is reflected directly in stockholders’ equity, including through the increase in reais- denominated book value of property, plant and equipment when translated into U.S. dollars. These currency translation effects are beyond our management’s control.

     For further information on the presentation of our financial information, see notes 1 and 2 to our audited consolidated financial statements for the year ended December 31, 2006.

     Inflation has affected and will continue to affect our results of operations. As expressed in U.S. dollars, exchange rate variations have affected and will continue to affect our statement of income, as they are expressed in reais and translated into U.S. dollars at the average exchange rate for the period in question. A portion of our operating expenses (e.g., maintenance, selling, general and administrative expenses) tends to increase with Brazilian inflation.

     Additionally, a substantial portion of our capital expenditures, primarily network equipment costs, is denominated in or indexed to U.S. dollars. Any changes in exchange rates can result in a relative increase or decrease in the expenses related to such capital expenditures.

     Another significant effect of inflation and exchange rate variations concerns our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real depreciates against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of appreciation of the real we report:

  translation gains on reais-denominated monetary assets, which are generally increased, at least in part, by the contractual indexation of reais-denominated financial instruments; and

  translation losses on reais-denominated monetary liabilities which are generally offset, at least in part, by contractual indexation of reais-denominated financial instruments.

     We record translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity. Interest on indexed financial instruments is included in our statement of income under “Interest income” and “Financial expenses.”

     In 2005, we reported exchange gains of US$30.8 million and a decrease in the foreign currency translation, a component of stockholders’ equity, of US$22.9 million, resulting from the 11.8% appreciation of the real against the U.S. dollar that occurred in 2005. In 2006, we reported exchange gains of US$8.6 million and a further reduction of the foreign currency translation of US$31.3 million, resulting from the 8.7% appreciation of the real against the U.S. dollar that occurred in 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

     We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. The existing tenure of the directors will end upon the election of the new members at our 2007 annual shareholders’ meeting, which must be held in the first four months of 2007.

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

     Following the Level 2 of Bovespa’s Corporate Governance requirements, since April 28, 2006, 20% the members of our board of directors are independent.

     Net Serviços’ current directors are:

Current Term
Name	Position	Position Held Since	Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2007
Stefan Alexander	Director	September 18, 2000	April 30, 2007
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2007
Juarez de Queiroz Campos Júnior	Director	April 19, 2004	April 30, 2007
Marcos da Cunha Carneiro	Director	April 19, 2004	April 30, 2007
Carlos Henrique Moreira	Director	April 29, 2005	April 30, 2007
Jose Formoso Martínez	Director	April 29, 2005	April 30, 2007
João Adalberto Elek Júnior	Director	April 29, 2005	April 30, 2007
Sérgio Lourenço Marques	Director	April 28, 2006	April 30, 2007
Augusto Cesar Roxo de Urzedo Rocha Filho	Director	April 28, 2006	April 30, 2007
Ivan Magalhães Júnior	Director	April 28 ,2006	April 30, 2007
Mauro Szwarcwald	Director	April 28, 2006	April 30, 2007

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

     Marcos da Cunha Carneiro has been a member of our board of directors since April 19, 2004. He is currently the Director of Tax and Accounting of Globo. In February 1999, he was appointed to the position of Executive Director of Globo. Previously, he worked as a Corporate Relations Officer and Tax Planning Manager at Globo since 1991. He has also worked as a Manager at Arthur Andersen’s Tax Division. He graduated in with a degree in Economics from Sociedade Unificada de ensino Superior e Cultura.

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

     Sérgio Lourenço Marques has been a member of our board of directors since April 28, 2006. He has been Globo’s Treasury Director since February 2000. Previously, he worked as controller and portfolio manager at Banco Pactual for five years. He also worked at Atlantic Petróleo and Companhia Brasileira de Petróleo Ipiranga. He graduated with a degree in Computer Engineering from Pontifícia Universidade Católica do Rio de Janeiro and received a MBA in Finance from IBMEC.

     Augusto Cesar Roxo de Urzedo Rocha Filho has been a member of our board of directors since April 28, 2006. He graduated in Civil Engineering at Universidade Fluminense in 1988 and received a MBA from NYU in 1992. Currently he is Globo’s Financial Planning and Business

Account Director. Previously, he worked at Net Serviços de Comunicação as Treasury and Capital Markets Director for six years and as Capital Markets Analyst at Banco Bozano Simonsen for five years.

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

     Martin Roberto Glogowsky has been a member of our fiscal board since July 2005. He joined Fundaçao Cesp in 1999 and he has been the CEO since May 2005. Previously, Mr. Glogowsky worked at Banco BBA and Banco Schahin Cury in the capital market department. Currently he is also member of several Boards of Directors, Fiscal Boards and Audit Committees for Bovespa’s Novo Mercado companies. He holds a B.A. degree in Law from the Pontifícia Universidade Católica de São Paulo and a Business Administration degree from the Fundação Getúlio Vargas.

     Charles Barnsley Holland has been a member of our fiscal board since July 2005. He is a registered accountant, with a MBA degree from Wharton School, University of Pennsylvania. Currently, he is a partner at Holland & Associados. Until 2001, for twenty years he was an audit partner at Ernst & Young serving as a member of the Partners Administrative Committee, member of the Executive Committee and in charge of the Audit Division. In 1979, he was CFO at American Medical International, and before that date Senior Auditor of another leading public accounting firm. In compliance with American rules, he is the financial expert due to his knowledge in US GAAP and US GAAS.

     Antonio José Alves Júnior has been a member of our fiscal board since July 2005. He is head of the Special Advisory of the Civilian Household,university lecturer at Universidade Federal Rural do Rio de Janeiro, researcher of CNPq and he was Chief of Economic Department at the Ministry of Planning, Budgeting and Managing until June 2005. He holds a B.A. degree in Economics from Universidade Federal do Rio de Janeiro, Masters’ degree in Industry and Technologic’s Economy from Universidade Federal do Rio de Janeiro and, Ph.D. in Economics from Universidade Federal do Rio de Janeiro.

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

     Net Serviços’ executive officers and senior managers are:

Current Term
Name	Position	Position Held Since	Expires

Francisco Tosta Valim Filho(1)	Chief Executive Officer	February 2003	February 2, 2009
Leonardo P. Gomes Pereira(1)	Chief Financial Officer	April 2000	February 2, 2009
José Antônio Guaraldi Félix(1)	Chief Operating Officer	May 2003	February 2, 2009
André Müller Borges(2)	Chief Legal Counsel	January 2002	N/A
José Paulo de Freitas(2)	Chief Human Resources Officer	July 2003	N/A

(1)	Executive Officers
(2)	Senior Managers

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

     Leonardo P. Gomes Pereira has been our Chief Financial Officer since April 2000. Previously, he was the Director of Financial Planning at Globo for four years. Mr. Pereira worked at Citibank from 1982 to 1995, holding various positions in the corporate banking and corporate finance areas in several countries, including Brazil, Thailand, Venezuela and the United States. He sits on the corporate governance committee of the São Paulo American Chamber of Commerce. Mr. Pereira received a BSC in Engineering from the Federal University of Rio de Janeiro and a BSC in Economics from Candido Mendes University in Rio de Janeiro. Mr. Pereira also received an MBA from Warwick University in the United Kingdom, completed post-graduate work at Wharton Business School at the University of Pennsylvania and graduated from the Columbia Senior Executive Program. On March 1, 2007, Mr. Pereira announced his decision to leave the company as of March 12, 2007. On March 7, 2007, we announced that Mr. João Adalberto Elek Júnior, who is currently member of our Board of Directors, will become our new Chief Financial Officer on March 12, 2007.

     José Antônio Guaraldi Félix has been our Chief Operating Officer since May 2003. Previously, he was a regional officer at Net Serviços for two years. Prior to that he was an officer of Net Sul, where he headed 16 operations in Southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Felix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellogg School of Management in Chicago, and from Insead Business School in France.

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

Indemnification

     We currently provide insurance for our directors, executive officers and senior managers for indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers and senior managers in their official capacity as such.

Compensation of Directors and Principal Executive Officers

     All members of our board of directors and of our fiscal board are entitled to receive compensation in connection with their serving on our boards. Currently, one of the independent members of our board of directors and all members of our fiscal board receive compensation in connection with their serving on our boards.

     For the year ended December 31, 2006, the aggregate compensation paid and benefits in kind granted by us to our principal executive officers for services in all capacities was approximately US$7.6 million. This includes all contingent or deferred compensation accrued during 2006 and the monies paid to our principal executive officers pursuant to the long-term incentive plans discussed below.

Directors’ Service Contracts

     Our directors and deputy members are not subject to any service contracts with us or any of our subsidiaries.

Employees

     All of our employees are located in Brazil. At December 31, 2006, we had 5,108 employees. At December 31, 2006, approximately 43% of our employees were working in installation, repair and network maintenance, 26% were working in sales related activities and 31% were working in administrative functions. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

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

     In July 2005, we started a new PPR with new goals, reflecting new growth opportunities. As was the case under the previous PPR, for a select number of our executive officers, senior managers and managers, we add to this bonus an additional complementary bonus, determined by such employee’s contribution toward meeting the financial and operational goals established under the PPR, as well as by their meeting additional individual financial goals. This additional bonus was to remain in effect through December 31, 2006 and was fully paid on February 5, 2007.

Pension, Retirement and Similar Benefits

     We currently do not have any pension or retirement plans for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of February 28, 2007, none of our outstanding common shares and approximately 28% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On February 28, 2007, there were approximately 9,000 record holders of preferred shares, including in the form of ADSs, in the United States.

     Together, Globo (as defined below) and Telmex directly or through their respective affiliates, currently own 99% of our common shares, with Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our new shareholders’ agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex is not permitted to own a controlling interest in us.

     Globo is a Brazilian holding company controlled by the Marinho family with operations in broadcast television, pay television programming, magazine publishing and printing and interests in cable and satellite television. Distel is a wholly-owned subsidiary of Globo. We refer to Globo and Distel collectively as “Grupo Globo” in this Form 20-F.

     Telmex owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed-line telephony services in Mexico and the leading provider of fixed local and long distance telephony services and Internet access in Mexico.

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

     As of February 28, 2007, GB is our controlling shareholder, holding 822,744,800 common shares, representing 51% of our common shares. Grupo Globo, in turn, holds a controlling interest in GB. Grupo Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’ severance arrangements. Furthermore, Grupo Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

     The following table sets forth, as of February 28, 2007, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

		Percentage of
		Total
Name	Number	Outstanding	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	1,655,537	1.5%	–	–	1,655,537	0.6%
Distel Holding S.A.(1)	9,785,171	8.8%	–	–	9,785,171	3.3%
GB Empreendimentos e Participações
S.A.(2)	56,444,650	51.0%	–	–	56,444,650	19.3%
Empresa Brasileira de Telecomunicações	2,060,249	1,9%	15,661,460		17,721,709
S.A.(3)				8.6%		6.1%
Embratel Participações S.A.(4)	40,010,455	36.2%	11,966,996	6.6%	51,977,451	17.8%
___________________________
(1)	Distel Holding S.A. is controlled by Globo Comunicação e Participações S.A., which is controlled by the Marinho Family.
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

     In addition, as of February 28, 2007, the public owned 0.6% of our common shares and 84.8% of our preferred shares, representing 52.9% of our total capital stock.

New Shareholders’ Agreements

     In connection with the Grupo Globo/BNDESPar share transfer, as further described under “—Related Party Transactions—Financing Arrangements with Affiliates—Grupo Globo/BNDESPar Share Transfer,” on February 1, 2005, our old shareholders’ agreement terminated. In connection with the closing of the sale of our common and preferred shares to Grupo Globo and Telmex and the other transactions described under “Item 4. Information on the Company—The Restructuring,” Grupo Globo, Embratel (as successor to Latam subsequent to Embratel’s acquisition of Latam in 2005) and GB, together with Telmex, entered into a new shareholders’ agreement, and Grupo Globo and Telmex entered into a separate shareholders’ agreement with respect to GB, which we refer to as the GB shareholders’ agreement. We refer to these shareholders’ agreements together as the “new shareholders’ agreements.” The new shareholders’ agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Grupo Globo, Telmex and GB to appoint members to our board of directors and board of officers.

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

     Additionally, in the event that shareholders that are not parties to the new shareholders’ agreement become entitled to representation on our board of directors, the total number of members of our board of directors will be redetermined, but in no event shall our board of directors be comprised of fewer than eleven members. Furthermore, shareholders owning more than 50% of the common shares subject to the new shareholders’ agreements will always be entitled to appoint (and remove) at least a majority of the members of our board of directors.

     Board of officers (Diretoria). The new shareholders’ agreements provide that our board of officers and the board of officers of each company controlled by us will be comprised, except under certain circumstances, of the following three executive officers: (i) Chief Executive Officer, (ii) Chief Operating Officer and (iii) Chief Financial Officer. Telmex has the right to appoint and remove the Chief Operating Officer. Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of our common stock governed by the new shareholders’ agreements.

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

Material Transactions with Affiliates

  Net Brasil Programming Agreement

     Net Brasil is wholly owned by Grupo Globo. Prior to June 27, 2004, Net Brasil acted as our intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil. We obtain directly, for our own account and benefit, all new international content from sources outside of Brazil. On June 27, 2004 we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. On December 16, 2005 we entered into an amended agreement with Net Brasil whereby we extended the term of the current agreement until 2015.

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

     We pay Net Brasil a fixed amount equal to R$104,000 (US$48,644) per month, adjusted by the Consumer Price Index. For each month of 2006 subsequent to our entering into the amended and restated programming agreement, we also paid to Net Brasil an additional monthly fee of R$16,000 (US$7,484) for the administration of existing international content agreements. This latter fee decreases in the coming years to R$3,000 (US$1,403) per month in 2007 and R$1,500 (US$702) per month in 2008. We will cease paying the additional monthly fee for the administration of existing international content agreements once all international agreements have been assigned to us or upon their expiration, whichever occurs first. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement.

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

     Pursuant to our past and present programming agreements with Net Brasil, we paid US$683,000 as broker commission to Net Brasil. We also made a payment of US$88.0 million to Globosat for programming during 2006.

     Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities.

  Programming Guide

     Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2004, 2005 and 2006, we paid Editora US$4.8 million, US$5.6 million and US$5.9 million, respectively, for the publication of our program guide.

  Voice Offer Agreement

     We and our shareholder Embratel entered into a partnership model in 2006 to offer voice services. With this service, we can offer the triple play (video, broadband and voice) service for potential clients that are covered by our bidirectional network, optimizing synergies and increasing the utilization and profitability of the existing infrastructure.

     According to this agreement, we are responsible for managing the operation, which should strengthen our video and broadband businesses. Embratel, which owns the licenses to provide the voice service, is responsible for investments in infrastructure to offer the service and is bringing its customer service expertise for the voice business. Pursuant to the partnership model, we will share the voice services’ operating results, calculated by subtracting taxes on revenues and interconnection fees from gross voice revenues. Revenue arising from this service amounted to US$3.1 million for the year ended December 31, 2006.

     During the year ended December 31, 2006, we received an advance payment from Embratel in the amount of US$8.7 million for the rental of fiber optics. We deferred this rental revenue and it will be recognized monthly based on the rental terms of 10 years.

     Other transactions involving us and companies related to Embratel, such as: (i) Internet link; (ii) voice channel; (iii) fixed telephone; and (iv) click 21 are registered at prices believed to be at market conditions. The amount paid to Embratel for these services totaled US$20.7 million in 2006 and US$4.9 million in 2005. The increase is primarily due to higher cost related to the Internet link.

Financing Arrangements with Affiliates

  Grupo Globo/BNDESPar Share Transfer

     In September 2004, Banco Nacional de Desenvolvimento Econômico e Social Participações, or BNDESPar agreed to sell to Grupo Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an inflation index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Grupo Globo and BNDESPar entered into an agreement governing the share transfer. On January 26, 2005, Grupo Globo agreed to exercise its right to acquire all such common shares, representing approximately 7.3% of our voting capital, at the total price of approximately R$54.7 million (US$25.6 million). This share transfer closed on February 1, 2005 at a price of R$0.91, equivalent to R$13.65 per share after the reverse split effective on August 1, 2006 (after an adjustment for inflation per share). As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold certain of our preferred shares. In addition, in connection with the share transfer, Grupo Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to our preferred shares held by

BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to demand we undertake a public offering of such preferred shares in Brazil. See “—Major Shareholders.”

  Telmex/Grupo Globo Share Transfer

     On February 1, 2005, Latam, a wholly-owned subsidiary of Telmex, purchased from Grupo Globo 60,138,289 of our common shares at a total price of approximately R$54.1 million (US$25.3 million). In October, 2005, as a consequence of Latam’s acquisition by Embratel, Embratel became the holder of such shares. On May 18, 2006, Embratel purchased from Grupo Globo 200,000,000 of our preferred shares at a total price of approximately R$228.0 million (US$106.6 million).

  Globotel Participações S.A.

     As a result of certain ownership reorganization among companies controlled by Grupo Globo, on August 31, 2001, our extraordinary shareholder meeting approved the down-stream merger of Globotel Participações S.A., a subsidiary of Roma Participações Ltda., or Romapar, with us. With this merger, we succeeded the merged company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in us and certain of our subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefits for us and our subsidiaries over an estimated period of up to six years. On May 18, 2006, we issued to Romapar, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to approximately US$4.91 per share, were issued to Romapar in respect of the previously contributed tax benefits realized. On February 1, 2007, our Board of Directors approved a capital increase of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 33,378 as compensation for the fiscal benefit contributed by Romapar in respect of the previously contributed tax benefits realized.

ITEM 8. FINANCIAL INFORMATION.

     Our audited consolidated financial statements as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006, 2005, and 2004 are included elsewhere in this Form 20-F.

     See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of our financial position.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Financing Arrangements with Affiliates—Globotel Participações S.A.” for a discussion of the capital increase approved on February 1, 2007.

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

     Our predecessor company, Multicanal, conducted an offering of ADSs in October 1996. Each ADS represents one preferred share. The ADSs trade in the United States on the Nasdaq Global Market under the symbol “NETC” and are evidenced by ADRs. The ADSs are outstanding under an amended and restated deposit agreement dated as of December 17, 2001 among us, JPMorgan Chase Bank as depositary, and the owners and holders from time to time of the ADSs. On December 17, 2001, JPMorgan Chase Bank succeeded The Bank of New York as depositary for the ADSs. An ADR may represent any number of ADSs. Only persons in whose names ADSs are registered on the books of the depositary are treated as owners of ADSs under the deposit agreement.

     On August 1, 2006, we made a reverse split on the common and preferred shares converting each lot of fifteen shares to one share. Effective from this date, each of our ADSs was changed to represent one of our preferred shares.

     The table below sets forth, for each period indicated, the high and low closing prices in reais for the preferred shares on the Bovespa and the high and low closing prices of the ADSs in U.S. dollars as reported by the Nasdaq Global Market.

	Bovespa(1) (2)		Nasdaq (2) (3)
	R$ per preferred share		US$ per ADS

Year	Low	High	Low	High

2002	1.99	89.21	0.63	55.50
2003	2.62	13.33	0.98	6.54
2004	5.14	11.54	2.46	5.40
2005	6.40	17.52	3.18	8.22
2006	14.68	24.47	6.30	12.09
Quarter

1Q/05	6.40	10.75	3.34	5.62
2Q/05	7.91	10.90	3.18	5.94
3Q/05	7.77	15.38	3.24	6.93
4Q/05	12.84	17.52	5.25	8.22

	Bovespa(1) (2)		Nasdaq (2) (3)
	R$ per preferred share		US$ per ADS

1Q/06	14.68	19.32	6.30	8.85
2Q/06	14.98	19.77	6.47	9.57
3Q/06	16.48	20.75	7.50	9.70
4Q/06	19.53	24.47	9.05	12.09

Month

September 2006	18.20	20.75	8.36	9.70
October 2006	19.53	22.77	9.05	11.00
November 2006	21.28	23.44	9.78	10.98
December 2006	21.79	24.47	10.09	12.09
January 2007	23.08	25.77	10.76	12.30
February 2007	24.90	28.94	11.65	13.70
______________________________
(1)	Adjusted reais per share.
(2)	Reflects the fifteen to one reverse split effective on August 1, 2006.
(3)	Reflects the ratio change effective on August 1, 2006. One preferred share represents one ADS.

Trading Markets

Nasdaq Global Market

     The primary market for our preferred shares held in the form of ADSs is the Nasdaq Global Market. On December 31, 2006, there were 11,197,024 ADSs outstanding, representing 4% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by our major shareholders discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the Nasdaq Global Market during 2006 was approximately US$1.1 million, or 127,000 ADSs.

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

     Nomination of Directors. Rule 4350(c)(4)(A) requires that a listed company’s director nominees be selected, or recommended to the board of directors for selection, either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. In lieu of complying with Rule 4350(c)(4)(A), we follow Brazilian corporate law, which does not require us to have either a nominations committee or independent directors on our board of directors. Instead, our directors are appointed as described under “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements—Board of directors (Conselho de Administração).”

     Nominating Committee Charter. Rule 4350(c)(4)(B) requires that a listed company adopt a formal written charter or board resolution addressing the director nomination process. In lieu of complying with Rule 4350(c)(4)(B), we follow Brazilian corporate law, which does not require us to adopt a formal written charter or board resolution addressing the process for nomination of directors.

     Audit committee composition. Rule 4350(d) requires, among other things, that a listed company maintain an audit committee comprised of at least three members, each of whom must be independent as defined in the Nasdaq rules. In lieu of complying with Rule 4350(d), we follow Brazilian corporate law and we maintain a permanent fiscal board, or Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.”

     Quorum. Rule 4350(f) requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the listed company’s common voting stock. In lieu of complying with Rule 4350(f), we follow Brazilian corporate law, which requires a minimum quorum for a shareholders’ meeting of 25% of the outstanding shares of common voting stock on a first summoning of shareholders. Under Brazilian corporate law, however, there is no minimum quorum requirement in the event that a first summoning of shareholders does not elicit a quorum and a second summoning of shareholders is made.

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

Brazilian Stock Exchanges

     In 2000, Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the Bovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2006, the Bovespa accounted for 100% of the trading volume of equity securities. The Bovespa is a non-profit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized non-members.

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

     Market Size. As of December 31, 2006, the aggregate market capitalization of all the companies listed on the Bovespa was equivalent to approximately US$722.6 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2006, we accounted for approximately 1.0% of the market capitalization of all listed companies on the Bovespa.

     Although at December 31, 2006 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2006, the average daily trading value on the Bovespa was approximately US$2,049.1 million.

     Index. Net Serviços has been included as part of the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2006, the weighting of our preferred shares in the index was 1.9% as compared to our weighting of 1.1% on December 31, 2005. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

     Free float. Level 2 requires that at all times at least 25% of an issuer’s total capital stock be held by persons or entities other than those party to a shareholders’ agreement. We have been in compliance with this requirement since July 2004.

     Independent Board members. Level 2 requires that at at least 20% of our board members be independent. We have been in compliance with this requirement since this requirement was implemented.

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

  following a decision to raise capital, distribute dividends to shareholders, distribute bonuses in shares and/or related derivatives or adopt a share split, until the publication of the notice announcing such decision, our senior managers and controlling shareholders are obligated to abstain from trading in our securities and related derivatives; and

  our senior managers and controlling shareholders are obligated to periodically inform Bovespa and us of their plan to trade in our securities and related derivatives, and if such plan changes, they are required to notify Bovespa and us of the change.

     Shareholder agreement, stock option program and contracts with the same economic group. Upon the signature of a new shareholders’ agreement with us, Level 2 mandates that within five days of such signature, we file with Bovespa a copy of the agreement. Similarly, a copy of all option plans for our employees and administrators are also to be filed with Bovespa within five days.

     In addition, whenever a single contract or a series of related contracts within any twelve month period, between ourselves and a subsidiary, senior manager or controlling shareholder, involves an amount equal to or greater than R$200,000 (US$93,545) or involves an amount equal to or greater than 1% of our net worth, we are required to notify Bovespa of this fact and make a public disclosure of such contract or series of contracts.

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

     Each of our ADSs represents one preferred share. Since voting rights are restricted on our preferred shares, the holders of ADSs are only entitled to vote at our shareholders’ meetings on the corporate resolutions discussed above.

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

     In addition, our new shareholders’ agreements establish certain rules in relation to preemptive rights among our major shareholders. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

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

Capitalization

     As of December 31, 2006, our corporate capital amounted to R$4.1 billion, of which R$12.9 million has not been paid in. As of December 31, 2006, our corporate capital consisted of 110,675,783 common shares and 181,564,205 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$5.0 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

Changes to Brazilian Corporate Law and Rules Enacted by CVM

     On October 31, 2001, Law No. 10,303 was passed by the Brazilian legislature amending Brazilian corporate law. Throughout 2001 and 2002, CVM also enacted new rules affecting Brazilian companies. As a result, companies are now required to, and we, adhere to the following:

  disputes among shareholders are subject to arbitration if so provided by the by-laws of the company. Our by-laws provide that disputes arising or related to (i) our by- laws, (ii) rules enacted by CVM, Bovespa, the Brazilian Central Bank or the National Monetary Council, (iii) rules applicable to the Brazilian capital markets or (iv) Brazilian corporate law are subject to arbitration which shall occur in accordance with the Market Arbitration Chamber Created by Bovespa;

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

Vivax Acquisiton Agreements

     See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Vivax.”

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

     Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2004 through December 31, 2004, the real appreciated by approximately 8.1% . From January 1, 2005 through December 31, 2005, the real appreciated by approximately 11.8% . From January 1, 2006 through December 31, 2006, the real appreciated by approximately 8.7% .

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

     Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to not less than 25% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as us, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

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

     At December 31, 2006, we had no investment reserve.

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

     Under Brazilian corporate law, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Brazilian corporate law, however, permits publicly held companies, such as our company, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

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

     In general, shareholders who are not residents of Brazil must register their Brazilian investments with the Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their foreign investments outside of Brazil. The preferred shares underlying the ADSs are held by Morgan Guaranty Trust Company of New York, also known as the custodian, as agent for the depositary and JP Morgan Chase Bank is the registered owner of our preferred shares. The depositary electronically registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to those shares eligible to be remitted outside Brazil.

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

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of assets located in Brazil, including preferred shares, are subject to Brazilian tax as of February 2004. Gains are subject to a 15% withholding tax rate, unless such non-Brazilian holder is located in a low tax jurisdiction (a “Low Tax Jurisdiction”), as defined by Brazilian law, in which case the applicable rate would be 25%. A Low Tax Jurisdiction is defined as a jurisdiction which does not tax income or which has an income tax rate lower than 20%. Brazilian tax authorities regularly issues a list of jurisdictions which are considered Low Tax Jurisdictions.

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

     Taxation on Bonds and Securities Transactions. IOF/Títulos may be imposed upon the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the Bovespa. The rate of this tax is currently zero but may be increased at the discretion of the executive branch.

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

     Our reports and other information filed by us with the SEC may be inspected and copied by the public at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website www.sec.gov where those documents electronically filed with the SEC may be found.

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

     A substantial portion of capital expenditures, including network equipment costs, and approximately 35% of our indebtness is denominated in or indexed to the U.S. dollar. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures and interest expenses linked to the U.S. dollar, as of December 31, 2006, we were a party to certain swap agreements.See also “Item 10. Additional Information—Exchange Controls.” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian real to R$2.50 per US$1.00, or 17% depreciation compared to the exchange rate as of December 31, 2006, would have a decrease of R$54.3 million on our earnings before income tax. The results of this analysis, which may differ from actual results, are as follows:

	Total U.S. Linked	Total U.S. Linked Debt	Market risk – Impact
	Debt as of	at Exchange Rate of	on Loss on Exchange
	December 31, 2006	R$2.50 per US$1.00	Rate, net

	(R$ in millions)	(R$ in millions)	(R$ in millions)
U.S. Linked Debt
Perpetual Bonds	320.7	375.0	(54.3)
Total	320.7	375.0	(54.3)

  Interest Rate Risk

     Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our floating rate debt indexed to CDI. Based on the level and characteristics of our debt, the result from a hypothetical 10% increase in interest rates would have a decrease of R$7.7 million on our earnings before income tax. The results of this analysis, which may differ from actual results, are as follows:

			Market risk –
	Total Debt as of	10% Interest	Impact on Net
	December 31, 2006	Rate Increase	Financial Expenses

	(R$; in millions)	(basis points)	(R$; in millions)
Floating rate debt(1):
Debenture-6th Public Issuance(2)	580.0	132	(7.7)
Total	580.0	132	(7.7)

(1)	Floating rate debt that affects our cash flow.

(2)	Floating rate debt indexed to CDI plus a spread of 0.7% per year. CDI was at 13.2% per year as of Decemberh 31, 2006.

     The percentages and amounts of our debt subject to floating interest rates as of December 31, 2006 were as follows:

	Percentage of total debt	Amount in US$ millions

Floating rate debt:
Denominated in U.S. dollars	36%	150.0
Denominated in reais	64%	271.3
Total	100%	421.3

     Our floating interest rate exposure is primarily subject to the variations of CDI, with respect to the majority of our outstanding local currency denominated debt.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

     Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

     Our management identified no change in our internal control during the fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     In lieu of complying with Rule 4350(d), we follow Brazilian corporate law and we maintain a permanent fiscal board, or Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.” Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Charles Barnsley Holland, and he is independent as defined by Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS.

     We presently have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at www.ir.netservicos.com.br.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     Ernst & Young Auditores Independentes S.S. acted as our independent auditor for 2006 and 2005 in connection with our US GAAP financial statements. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years and breaks down the amounts by category of service in U.S. dollars, calculated by using the average exchange rate for the period:

	Total Fees

	(US$ in thousands)

	2006	2005

Audit-Fees(1)	868.9	412.0
Audit-Related Fees(2)	610.7	-
Tax Fees(3)	48.3	117.7
All Other Fees(4)	597.7	-

Total(5)	2,125.6	529.7

(1)	Audit Fees

Audit fees include fees for the audit of our annual financial statements and internal controls, review of our quarterly financial information and required subsidiary statutory audit.

(2)	Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our offering of Debentures 6th Public Issuance and Perpetual Notes and fees for review of documentation of internal controls implemented by us associated with Sarbanes-Oxley Act compliance.

(3) Tax Fees

     Tax fees include fees for the review of income tax returns in 2006 and fees related to review of our legal restructuring plan for compliance with local legislation in 2005.

(4)  All Other Fees

     Other fees include fees for the due diligence related to the Vivax acquisition.

(5) Pre-Approval Policies and Procedures

     During 2006, our fiscal board served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our fiscal board established pre-approval procedures for the engagement of Ernst & Young Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

     Our fiscal board reviews the scope of each service to be provided by our independent auditors before the commencement of such service in order to ensure that independence is and will be maintained and that the provision of the service is not prohibited under the Sarbanes-Oxley Act of 2002. Each service is approved prior to commencement of work related to such service.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     See “Item 9. The Offer and Listing—Trading Markets—Nasdaq Global Market.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS.

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS.

     The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

ITEM 19. EXHIBITS.

Exhibit
Number	Description

1.1
By-laws of Net Serviços de Comunicação S.A., as amended on April 28, 2006. Incorporated by reference to Exhibit 1.1 of Net Serviços de Comunicação S.A.’s annual report on Form 20-F (No. 0-28866) for the fiscal year ended December 31, 2005 filed with U.S. Securities and Exchange Commission.

2.1
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

2.2	7.0% Senior Secured Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.3	Senior Secured Floating Rate Note due 2009 of Net Sul Comunicações Ltda. (included in Exhibit 2.5 hereof).

2.4
Indenture, dated as of December 18, 2006, among Net Serviços de Comunicação S.A., as Issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as Escrow Agent, with respect to Net Serviços de Comunicação S.A.’s Debenture 6th Public Issuance (English-language translation).

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

4.3
Share Acquisition Agreement and Other Covenants, dated as of October 11, 2006, between Net Serviços de Comunicação S.A., Horizon Telecom International, LLC, Brasil TV a Cabo Participações S.A., Share holders of Net Serviços de Comunicação S.A. and Vivax S.A.

Exhibit
Number	Description

4.4
Share Acquisition Agreement and Other Covenants (Contrato de Aquisição de Ações e Outras Avenças), dated as of October 11, 2006, between Net Serviços de Comunicação S.A., Fernando Norbert, Brasil TV a Cabo Participações S.A., Share holders of Net Serviços de Comunicação S.A., Christopher Torto and Vivax S.A.  (English-language translation)

4.5
Instrument of Ancillary Obligation Commitment (Termo de Compromisso de Obrigações Ancilares) dated as of October 11, 2006, between Net Serviços de Comunicação S.A. and Fernando Norbert. (English-language translation)

4.6
Indemnification Agreement (Acordo de Indenização), dated as of October 11, 2006, between Fernando Norbert, Christopher Paul Torto, Net Serviços de Comunicação S.A. and Vivax S.A. (English-language translation)

4.7	Shareholders’ Agreement, dated as of October 11, 2006, between Brasil TV a Cabo Participações S.A. and Net Serviços de Comunicação S.A. (English-language translation)

4.8	Shareholders’ Agreement, dated as of October 11, 2006, between Fernando Norbert and Net Serviços de Comunicação S.A. (English-language translation)

4.9
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

     We hereby agree to furnish to the SEC copies of any of our other long term debt instruments and agreements as the SEC requests.

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

Date: March 8, 2007

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2006, 2005 and 2004
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Net Serviços de Comunicação S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Net Serviços de Comunicação S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2006 and 2005, and related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006 of Net Serviços de Comunicação S.A. and our report dated February 1, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson

São Paulo, Brazil
February 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of VIVAX S.A., an investee company, acquired in November, 2006 and accounted for using the equity method. The investment in VIVAX S.A. amounted to US$51,597 thousands at December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for VIVAX S.A. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Net Serviços de Comunicação S.A.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson

São Paulo, Brazil
February 1, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Thousands of United States dollars, except share amounts)

	2006	2005

Assets
Current assets
Cash and cash equivalents	US$ 11,826	US$ 23,865
Short-term investments	222,209	103,624
Restricted cash	-	43,309
Trade accounts receivable, net of allowance for
doubtful accounts of $11,618 in 2006 and $11,253 in
2005	95,625	70,921
Deferred income taxes	39,271	34,313
Recoverable income taxes	14,110	20,942
Prepaid expenses	8,310	4,801
Other current assets
(2006 includes US$5,184 due from related party)	10,134	5,071

Total current assets	401,485	306,846

Non-current assets
Property and equipment, net	610,552	420,323
Investments in affiliated companies	54,786	2,697
Goodwill	473,769	268,374
Deferred income taxes	175,586	123,281
Judicial deposits	64,307	48,623
Recoverable income taxes	14,921	8,288
Other non-current assets	15,619	11,683

Total non-current assets	1,409,540	883,269

Total assets	1,811,025	1,190,115

4

	2006	2005

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 64,281	US$ 22,564
Accounts payable to programmers,
(inclusive of US$33,786 and US$30,877 due to related
parties as of December 31, 2006 and 2005)	41,931	34,254
Income taxes payable	10,878	14,617
Sales taxes payable	21,947	15,494
Payroll and related charges	30,578	12,649
Current portion of long-term debt	-	44,961
Interest payable	4,045	17,594
Deferred revenue	52,043	40,261
Accrued expenses and other liabilities	31,394	19,093

Total current liabilities	257,097	221,487

Non-current liabilities
Long-term debt, less current portion	421,283	313,108
Deferred sign-on,hook-up fee and programming benefits	22,987	20,842
Estimated liability for tax, labor and civil claims and assessments	269,616	264,671
Accrued expenses and other liabilities	985	5,018

Total non-current liabilities	714,871	603,639

Total liabilities	971,968	825,126

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (2006 – 181,564,205 and 2005
– 155,982,571)	1,904,876	1,659,711
Common stock, no par value, shares issued and
Outstanding (2006 – 110,675,783 and 2005 –
107,548,340)	947,175	920,514
Additional paid-in capital	106,469	140,222
Accumulated deficit	(1,926,755)	(2,131,436)
Accumulated other comprehensive loss, net	(192,708)	(224,022)

Total stockholders’ equity	839,057	364,989

Total liabilities and stockholders’ equity	US$ 1,811,025	US$ 1,190,115

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,

	2006	2005	2004

Total revenue	US$ 1,144,671	US$ 815,941	US$ 574,329
Taxes and other deductions from revenues	(243,768)	(155,276)	(107,125)

Net operating revenue	900,903	660,665	467,204

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$252,704 in 2006 (US$199,498
in 2005 and US$152,590 in 2004); and
US$214,098, US$191,698 and US$145,580 of programming
expense with related parties during 2006, 2005 and 2004	(435,981)	(329,705)	(234,370)
Selling, general and administrative expenses	(227,878)	(148,264)	(109,761)
Depreciation and amortization	(74,985)	(68,160)	(56,736)
Other	10,611	2,990	4,430

Total operating costs and expenses	(728,233)	(543,139)	(396,437)

Operating income	172,670	117,526	70,767

Other income (expenses):
Monetary indexation, net	475	(952)	(5,955)
Gain on exchange rate, net	8,576	30,821	31,605
Interest expense	(47,651)	(57,629)	(101,251)
Interest income, (including gain on extinguishment of
liabilities of US$32,951 in 2006 and US$27,168 in 2005)	56,256	43,617	8,587
Financial expense, net	(26,420)	(37,023)	(50,818)
Other income (expenses)	(37)	2,081	1,055

Total other income (expenses), net	(8,801)	(19,085)	(116,777)

Income (loss) from continuing operations before income taxes	163,869	98,441	(46,010)

Income taxes (expense)	40,812	(42,027)	(41,948)

Income (loss) from continuing operations	204,681	56,414	(87,958)
Discontinued operations, net of tax:
Loss from discontinued operations	-	-	(2,040)
Loss from sale	-	-	(5,820)

Total discontinued operations	-	-	(7,860)

Net income (loss)	US$ 204,681	US$ 56,414	US$ (95,818)

Earnings (loss) per common share, basic and diluted:
- Continuing operations	US$ 0.72	US$ 0.22	US$ (1.24)
- Discontinued operations	-	-	(0.11)

Net earnings (loss) per common share basic and diluted	US$ 0.72	US$ 0.22	US$ (1.35)

Earnings per preferred share, basic and diluted:
- Continuing operations	US$ 0.79	US$ 0.25	US$ -
- Discontinued operations	-	-	-

Net earnings per preferred share, basic and diluted	US$ 0.79	US$ 0.25	US$ -

Weighted average number of common shares outstanding, basic and diluted	108,768,946	97,962,719	71,142,536

Weighted average number of preferred shares outstanding, basic and diluted	159,536,115	139,473,358	102,808,812

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2006, 2005 and 2004
(Thousands of United States dollars, except share amounts)

						Additional		Accumulated other
	Number of shares issued		Capital stock			paid-in	Accumulated	comprehensive

	Preferred	Common	Preferred	Common	Total	capital	deficit	loss	Total

Balance at December 31, 2003	79,918,946	55,224,756	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,092,032)	US$ (230,902)	US$ (2,891)
Tax benefit contributed by stockholders	-	-	-	-	-	118,413	-	-	118,413
Foreign currency translation	-	-	-	-	-	-	-	(16,053)	(16,053)
Net loss for the year	-	-	-	-	-	-	(95,818)	-	(95,818)

Balance at December 31, 2004	79,918,946	55,224,756	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ (2,187,850)	US$ (246,955)	US$ 3,651

Issuance of shares for cash at March 21, 2005	11,994,425	36,716,406	23,075	70,640	93,715	-	-	-	93,715
Exchange of payable for common shares at March 21, 2005	-	12,330,396	-	23,802	23,802	-	-	-	23,802
Issuance of shares for cash at April 20, 2005	58,284,947	-	120,336	-	120,336	-	-	-	120,336
Issuance of shares for cash at May 10, 2005	1,712,283	629,675	3,647	1,341	4,988	3,531	-	-	8,519
Exercise of stock options in August and September, 2005	229,952	-	512	-	512	-	-	-	512
Exchange of tax benefit contributed by Stockholders for shares November 8, 2005	3,842,018	2,647,107	18,862	12,994	31,856	(31,856)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	35,107	-	-	35,107
Foreign currency translation	-	-	-	-	-	-	-	22,933	22,933
Net income for the year	-	-	-	-	-	-	56,414	-	56,414

Balance at December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by stockholders for shares May 18, 2006	2,571,494	1,771,730	18,786	12,944	31,730	(31,730)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	(2,023)	-	-	(2,023)
Capital increase November 29, 2006	-	1,346,784	-	13,627	13,627	-	-	-	13,627
Capital increase November 30, 2006	23,010,140	-	226,379	-	226,379	-	-	-	226,379
Capital increase December 4, 2006		8,929	-	90	90	-	-	-	90
Foreign currency translation	-	-	-	-	-	-	-	31,314	31,314
Net income for the year	-	-	-	-	-	-	204,681	-	204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2.852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

							2006	2005	2004

					Net income (loss) for the year		US$ 204,681	US$ 56,414	US$ (95,818)
					Foreign currency translation		31,314	22,933	(16,053)

					Total comprehensive income (loss)		US$ 235,995	US$ 79,347	US$ (111,871)

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of United States dollars)

	Years Ended December 31,

	2006	2005	2004

Operating activities
Net income (loss) for the year	US$ 204,681	US$ 56,414	US$ (95,818)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	5,947	360	695
Amortization of deferred sign-on and hook-up fee revenues	(18,437)	(10,704)	(7,908)
Equity in results of investees	(1,613)	(513)	(1,640)
Non-cash compensation expense	-	-	112
Exchange losses, monetary indexation and interest expense, net	16,293	19,756	115,276
Depreciation and amortization	74,985	68,160	56,736
Deferred income taxes	(83,703)	28,023	9,082
Write off and disposal of assets, net	-	46	7,721
Estimated liability for tax, labor and civil claims and assessments	(38,759)	(15,992)	(9,859)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(17,732)	(7,598)	(14,915)
Recoverable income taxes	32,729	(6,884)	(4,137)
Restricted cash	33,690	(42,020)	-
Short-term investments	(107,261)	(33,891)	(40,548)
Prepaid expenses and other assets	(1,497)	(10,776)	(9,952)
Accounts payable to suppliers and programmers	36,740	(22,063)	(20,875)
Income taxes payable	(679)	6,872	30,342
Payroll and related charges	12,671	(5,100)	4,466
Sales taxes, accrued expenses and other liabilities	41,401	2,737	6,849

Net cash provided by operating activities	189,456	26,827	25,627

Investing activities
Acquisition of investments
and advances to related companies, net of repayments	(1,952)	-	79
Acquisition of property and equipment	(235,634)	(86,222)	(43,377)
Proceeds from sale of equipment	13,886	12,805	20,029

Net cash used in investing activities	(223,700)	(73,417)	(23,269)

Financing activities
Short-term debt
Issuances	2,383	75,633	-
Repayments	(201,103)	(84,859)	(193)
Long-term debt
Issuances	421,406	200,571	-
Repayments	(216,954)	(409,941)	-
Capital contributions in cash	13,811	223,082	-

Net cash provided by (used in) financing activities	19,543	4,486	(193)

Effect of exchange rate changes on cash and cash equivalents	2,662	5,483	9,537

Net increase in cash and cash equivalents	(12,039)	(36,621)	11,702
Cash and cash equivalents at beginning of the year	23,865	60,486	48,784

Cash and cash equivalents at end of the year	US$ 11,826	US$ 23,865	US$ 60,486

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 18,378	US$ 10,586	US$ 4,775
Cash paid for interest	US$ 47,999	US$ 61,841	US$ -

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

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE” brand name.

Acquisition of a minority interest in Vivax

On October 11, 2006, the Company and certain shareholders of Vivax S.A. (“Vivax”) entered into agreements, whereby the Company initially acquired a minority interest and subsequently intends to acquire control of Vivax.

This transaction is subject to the prior approval of the Brazilian National Telecommunications Agency – ANATEL.

On November 30, 2006, the Company consummated the acquisition of a 36.7% minority interest in Vivax. As consideration for this acquisition Net issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of NET upon their exercise of the preference rights. As part of the transaction, Globo, Embratel and their respective subsidiaries have agreed to waive their preemptive rights in respect to the preferred shares.

Upon completion of this initial step, the Company currently holds 22.1% indirect ownership interest in Vivax through Brasil TV Cabo Participações S.A. (BTVC), and 14.6% direct interest in Vivax. Mr. Fernando Norbert continues to indirectly control Vivax through BTVC, until the effective approval by Anatel and the consummation of the transfer of control.

The acquisition cost totaled US$231,403 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

Acquisition of a minority interest in Vivax (Continued)

Globo and Embratel and their respective subsidiaries have their preemptive rights in respect to the preferred shares.

The Company holds the following direct and indirect subsidiaries and equity investees in ownership percentages at December 31:

	2006		2005

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A. (*)	-	-	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda. (*)	-	-	100.00	-
Jonquil Ventures Ltda.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.87	2.13
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	100.00	-	0.08	99.92
Net Ribeirão Preto Ltda.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

Equity investees:
TV Cabo e Comunicações Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-
Brasil TV Cabo Participações S.A. (**)	82.81	-	-	-
Vivax S.A.	14.57	22.14	-	-

(*) As part of its ongoing corporate restructuring plan, certain dormant companies identified with in the table above were merged.
(**) BTVC is controlled by Mr. Fernando Norbert who holds 51% of its voting shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S dollar as the reporting currency.

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

The exchange rate of the Brazilian Real (R$) to the US$ was R$2.1380:US$ 1.00 at December 31, 2006, R$2.3407:US$ 1.00 at December 31, 2005 and R$2.6544:US$ 1.00 at December 31, 2004. At February 1, 2007 the exchange rate was R$2.1093:US$ 1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its wholly-owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to these estimates and assumptions include the residual value and estimated useful lives of property and equipment, allowance for doubtful accounts, inventories, recoverability of deferred income tax assets, provision for contingencies, goodwill impairment testing and valuation of derivative instruments. Actual results could differ from estimates. The Company reviews the estimates and assumptions quarterly.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view, high-speed data and phone services. Revenue is recorded in the month the services are provided. The sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over six years, which represents the estimated average period that subscribers are expected to remain connected to the system.

Taxes and other deductions from revenues consist primarily of:

  ICMS value-added tax - The ICMS tax is a value-added tax levied at a rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which the Company and its subsidiaries operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

c) Revenue recognition (Continued)

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
  FUST and FUNTEL taxes - The FUST and FUNTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTEL are levied at the rates of 1.0% and 0.5%, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$51,320, US$46,070 and US$29,055 for the years ended December 31, 2006, 2005 and 2004, respectively, which are reflected in the consolidated statement of operations under “selling, general and administrative expenses”.

e) Cash and cash equivalents and short-term investments

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The cost of these investments approximates fair value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

e) Cash and cash equivalents and short-term investments (Continued)

Short-term investments

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.

f) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. The Company adopts the equity method of accounting for investments in TV Cabo e Comunicações de Jundiaí S.A., Vivax S.A. and Brasil TV a Cabo Participações S.A.. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed Internet and phone services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

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

j) Goodwill and impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill using a consistent discounted cash flow model. The use of a discounted cash flow model involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors, as well as on comparable market analyses. The discount rate assumption is based on the weighted average cost of capital (WACC). When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed.

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

The Company’s evaluation of goodwill resulted in no impairment losses for all periods presented.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

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

l) Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

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

n) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company, equal to 3,449,275 shares were fully exercised during the third quarter 2005; and were excluded from the calculation of diluted income (loss) per share, since they would be anti-dilutive. The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under SFAS 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

n) Earnings (loss) per share calculations (Continued)

In connection with the Company’s private offering described in Note 10, the Company offered all existing stockholders to purchase shares at a price of R$0.35 per share, which was below the fair value of those shares at the date of the offer. The offer to stockholders to purchase securities below fair value of the shares constitutes a rights issue, which is somewhat similar to a stock dividend, as stated by SFAS 128. As the rights issue was offered to all existing stockholders, basic and diluted earnings per share amounts presented for comparative purposes have been restated to give recognition to the bonus element embedded in the offer in compliance with SFAS 128.

o) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

p) Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The adoption of FIN 48 did not have an impact on the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

4. Recoverable Income Tax

	2006	2005

Withholding income taxes	US$ 29,031	US$ 29,230
Current portion	US$ (14,110)	US$ (20,942)

Non-current portion	US$ 14,921	US$ 8,288

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries offset recoverable income taxes against liabilities related to payroll tax withheld from employees.

5. Investments and Advances to Equity Investee

Investments in affiliated companies consists of the following:

	Ownership
	interest
	(Direct)	December, 31

	2006	2006	2005

TV Cabo e Comunicações Jundiaí S.A.	50%	US$ 3,189	US$ 2,697

Vivax S.A.	14.57%	20,484	-

Brasil TV Cabo Participações S.A.	82.81%	31,113	-

		US$ 54,786	US$ 2,697

The Company accounts for its investments in Vivax and BTVC using the equity method of accounting. As described in note 1, BTVC continue to be controlled by Mr. Fernando Norbert who holds 51% of its voting shares. At December 31, 2006, the Company’s direct and indirect investment in Vivax amounted to US$51,597 and included an equity gain of US$796. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

The aggregate value of Company´s investment on Vivax based on quoted market price as at December 31, 2006 is US$246,397.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

5. Investments and Advances to Equity Investee (Continued)

The summarized financial information of Vivax and BTVC as of December 31, 2006 and 2005 is as follows:

	BTVC		Vivax

	2006	2005	2006	2005

Current assets	US$ 18	US$ -	US$ 61,788	US$ 9,259
Non-current assets	36,977	6,300	230,359	197,042
Current liabilities	6	32	21,773	27,120
Non-current liabilities	42	26,452	131,635	155,613

	BTVC			Vivax

	2006	2005	2004	2006	2005	2004

Gross revenues	US$ -	US$ -	US$ -	US$ 172,242	US$ 128,855	US$ 91,026
Gross profit	-	-	-	57,408	42,021	18,722
Net income (loss)	10,548	4,742	(4,844)	28,763	8,061	(24,729)

6. Goodwill

On December 31, 2006 and 2005, the annual dates on which the Company performed its annual impairment test, the Company concluded that no impairment charges were required.

A summary of changes in the Company’s goodwill for the years ended December 31, 2006 and 2005 is as follows:

Balance at December 31, 2004	US$ 270,821
Deferred income tax	(36,276)
Currency translation	33,829

Balance at December 31, 2005	268,374
Deferred income tax	(664)
Currency translation	25,457
Acquisition of Vivax / BTVC	180,602

Balance at December 31, 2006	US$ 473,769

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

6. Goodwill (Continued)

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

The initial allocation of the purchase price of Vivax resulted in the recognition of goodwill in the amount of US$180,602 represented by the excess of the purchase price of the acquired business over the fair value of underlying tangible and intangible assets that is attributed to expected future profits.

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

		2006		2005

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	1,342,533	(839,935)	502,598	US$ 347,329
Data processing equipment	136,726	(101,736)	34,990	31,227
Buildings and improvements	12,386	(8,770)	3,616	2,413
Fixtures, fittings and installations	13,871	(10,018)	3,853	3,742
Vehicles	2,332	(2,127)	205	139
Other	61,348	(32,466)	28,882	10,211

	1,569,196	(995,052)	574,144	395,061
Cable construction materials	35,016	-	35,016	24,020
Land	1,392	-	1,392	1,242

Total property and equipment, net	1,605,604	(995,052)	610,552	US$ 420,323

Total depreciation expense for property and equipment was US$86,172, US$67,845 and US$56,171 for 2006, 2005 and 2004, respectively. Accumulated depreciation at December 31, 2005 was US$869,722.

The Company has capitalized US$ 4,643 related to in house software development.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

7. Property and Equipment, Net (Continued)

Company management, based on the estimated average period that subscribers are expected to remain connected to the system, has revised the amortization of sign-on and hook-up fee revenue and related direct selling expenses as of January 1, 2006 reducing the amortization period from ten to six years. The impact of this change in estimate was a net increase in sign-on and hook-up fee revenue of approximately US$1,366 in the Company’s net income for the year ended December 31, 2006.

8. Related Party Transactions

On February 8, 2006, the Company and Embratel, executed a Memorandum of Understanding that outlines the business model for offering an Embratel voice product to current and potential Company’s subscribers under revenue sharing for using the Company's bidirectional network. On implementing this business model, the Company is providing integrated video, broadband and voice (triple play) services. Revenue arising from this service amounted to US$3,133 for the year ended December 31, 2006.

During the year ended December 31, 2006, the Company received an advance payment from Embratel – Empresa Brasileira de Telecomunicações S.A. in the amount of US$8,654 for the rental of fiber optics. The deferred rental revenue is recognized monthly based on the rental terms of 10 years.

Other transactions involving the Company and companies related to Embratel Participações S.A, such as: link vírtua, voice channel, fixed telephone and click 21, are registered at prices believed to be at market conditions. The amounts paid to Embratel Participações S.A. for these services during 2006 totaled US$20,740 and US$4,900 in 2005.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the years ended December 31, 2006, 2005 and 2004 were US$5,887, US$5,574 and US$4,816, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt

Debt is comprised of:

	December 31,	December 31,
	2006	2005

Debentures - 6th public issuance	US$ 271,283	US$ -
Senior facilities – SFAS 15	-	78,798
Senior secured debentures – SFAS 15	-	41,397
Net Sul notes – SFAS 15	-	38,605
Non-convertible debentures – 5th public issuance	-	199,269

	271,283	358,069
Perpetual notes	150,000	-
Less current portion	-	(44,961)

Long-term debt	US$ 421,283	US$ 313,108

Perpetual notes

On November 28, 2006 the Company issued 9.25% (guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. The Perpetual notes were issued in fully registered certificated form without coupons, and only in denominations of US$100 and integral multiples of US$1. These notes may be redeemed at the option of the Company, in whole but not in part, on any interests payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The Perpetual notes are jointly guaranteed by all Company's wholly-owned subsidiaries except for Jonquil Ventures Ltda.. TV Cabo Criciúma Ltda., in which the Company has 60% ownership is also a non-guarantor consolidated subsidiary. The separate guarantors financial statements have not been presented as the amounts for these subsidiaries are immaterial.

Debentures program

On December 27, 2006, the Company completed its 6th debenture issue by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$ 271,283 (R$580,000). The costs of issuance of the debentures in the amount of US$ 1,731, were capitalized and will be amortized over the seven year-term of the debentures.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt (Continued)

Debentures program (Continued)

The 6th debenture bear interest at the CDI rate plus 0.7%, payable semi-annually in arrears annually on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity.

The Company is in compliance with all terms and conditions of its debt instruments.

The long-term debt maturities, excluding the Perpetual notes, which have no scheduled maturity, are as follows:

Year falling due:	Consolidated

2010	US$ 67,821
2011	67,821
2012	67,821
2013	67,820

Total	US$ 271,283

Debt prepayment

As part of management liquidity strategy, in December 26, the Company prepaid the debentures issued in September 2005 at a premium to holders of US$1,484, which was recognized in current earnings as interest expense.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt (Continued)

Debt prepayment (Continued)

The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th public debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), was accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows.

The Company determined that the instruments were not substantially different, accordingly such debt continued to be accounted for according to SFAS 15, using revised estimates of future cash flows. The pre-payment of the restructured debt related to the 5th public debentures, which occurred on December 27, 2006, resulted in a gain on debt extinguishment in the amount of US$32,951.

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt accepting the Company’s proposal (100% as of December 31, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring was accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance amounting to US$279,000 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt (Continued)

Restructured debt (Continued)

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and was concluded on April 5, 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes in the amount of US$37,540 were liquidated.

10. Stockholders’ Equity

The Company is a stock corporation incorporated under the laws of Brazil. As of December 31, 2006, the Company had 110,675,783 shares of voting common stock and 181,564,205 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$5,000,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, which the Company comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by-laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares. The Company’s local Brazilian Statutory Financial Statements presented a net income corresponding to US$ 38,322 for the year ended December 31, 2006 and accumulated losses of US$1,491,272 as of December 31, 2006.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares at December 31, 2006 and December 31, 2005:

	2006			2005

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	9.8%	26.0%	-	10.6%
Distel Holding S.A.	8.8%	-	3.3%	9.4%	-	3.8%
Roma Participações
Ltda.	-	-	-	1.5%	8.8%	5.8%
Globo Comunicação e
Participações S.A.	1.5%	-	0.6%	-	-	-
Telmex Group:
GB Empreendimentos
E Participações S.A.	25.0%	-	9.5%	25.0%	-	10.2%
Empresa Brasileira de
Telecomunicações S.A	1.9%	8.6%	6.1%	-	-	-
Embratel Participações
S.A.	36.2%	6.6%	17.8%	37.4%	7.7%	19.8%
Public Market	0.6%	84.8%	52.9%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	110,675,783	181,564,205	292,239,988	107,548,340	155,982,571	263,530,911

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. In 2005, in connection with the Company’s debt restructuring, a series of transactions among shareholders resulted in the celebration of a new shareholders agreement between Globo Comunicação e Participações S.A. and Teléfonos de México, S.A. de C.V. (Telmex).

On April 28, 2006, at the Extraordinary General Meeting, the shareholders approved the reverse split of each common and preferred share lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio changed from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share, effective on August 1, 2006. All references to shares and per share amounts have been restated to reflect this reverse split.

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares with a market value of US$226,379 at the date the Vivax transaction was completed pursuant to the acquisition of its minority interest in Vivax.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

2005 transactions

On March 21, 2005, the Company issued 45,440,344 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 3,606,424 common and 11,993,770 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$1.93 per share (equivalent to R$5.27 at March 21, 2005). At the same date, Globopar and Telmex through Latam, announced that Latam acquired 4,009,219 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

On April 20, 2005, the Company completed a private offering of shares in connection with its debt restructuring with 49,046,802 common shares and 70,279,372 preferred shares subscribed. The remaining 629,675 common shares and 1,712,283 preferred shares not subscribed as part of the private offering were subsequently subscribed through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$3.15 per share (equivalent to R$7.73 at that date) and US$3.90 (equivalent to R$9.57 at that date), respectively.

As approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for 229,952 shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$2.23 per share (equivalent to R$5.22 at December 31, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On May 18, 2006, the Company issued, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares at price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to approximately US$4.91 per share were issued in respect to the previously contributed tax benefits realized.

11. Income Taxes

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,

	2006	2005	2004

Current income tax	US$ (11,122)	US$ (14,004)	US$ (6,343)
Deferred income tax	51,934	(28,023)	(35,605)

Income tax (expense) credit	US$ 40,812	US$ (42,027)	US$ (41,948)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2006, 2005 and 2004.The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

Income (loss) from continuing operations	US$ 163,869	US$ 98,441	US$ (46,010)
Statutory composite tax rates	34.00%	34.00%	34.00%

Tax benefit (expense) at statutory rates	(55,715)	(33,469)	15,643
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP	19,730	(6,415)	(34,923)
Income and social tax on permanent differences BRGAAP	24,863	8,576	70,153
Tax benefit of transaction with stockholder	(33,735)	(32,044)	27,186
Differences between US GAAP x BR GAAP	40,796	(55,861)	47,197
Other	39	(1,120)	(556)
Decrease (increase) in valuation allowance	44,834	78,306	(166,648)

Income tax (expense) credit	US$ 40,812	US$ (42,027)	US$ (41,948)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

11. Income Tax (Continued)

The net deferred tax asset is comprised as follows:

	2006	2005

Deferred tax assets:
Tax loss carryforwards	US$ 531,565	US$ 469,866
Tax benefit of transaction with stockholder	59,613	99,368
Accrued expenses – not currently deductible	20,434	17,459
Change in functional currency	(2,385)	13,702
Deferred hook-up revenue charges	4,267	6,674

	613,494	607,069
Deferred tax liabilities:
Property and equipment	44,337	(3,910)

	44,337	(3,910)

Net deferred tax assets	657,831	603,159
Valuation allowance	(442,974)	(445,565)

Net deferred tax asset	214,857	157,594
Current assets	(39,271)	(34,313)

Non-current assets	US$ 175,586	US$ 123,281

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2006 and 2005, the Company and its subsidiaries had tax loss carry forwards of US$1,720,281 and US$1,338,456, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

11. Income Tax (Continued)

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

12. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operating leases as of December 31, 2006 are as follows:

	Office	Lamp
	Spaces	Poles	Total

2007	US$ 3,640	US$ 19,518	US$ 23,158
2008	3,786	20,303	24,089
2009	3,956	21,215	25,171

Total	US$ 11,382	US$ 61,036	US$ 72,418

Rental expenses for the years ended December 31, 2006, 2005 and 2004 were US$24,347, US$20,933 and US$16,974, respectively.

The Company and some of its consolidated subsidiaries listed below provided guarantees to the State and Federal tax authorities in form of letters of credit, under tax claims being litigated.

The guarantees letters are as follows:

	2006	2005

Net Rio Ltda.	27,597	14,617
Net Campinas Ltda.	6,793	6,205
Net Serviços de Comunicação S.A.	3,493	1,015
Net São Paulo Ltda.	1,104	-
Other	890	441

	39.877	22.278

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

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

At December 31, estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	December 31, 2006	December 31, 2005

Tax related matters	US$ 249,081	US$ 242,289
Labor related claims	8,327	12,852
Civil related claims	12,208	9,530

Total	US$ 269,616	US$ 264,671

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$64,307 (US$48,623 in 2005), which is available to offset payments required under ultimate unfavorable court decisions.

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

Following is a description of the Company’s major tax related matters:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$47,111 (US$64,944 in 2005).

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. At December 31, 2006, US$65,239 (US$55,149 in 2005) refer to amounts recorded under litigation.

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$24,149 (US$26,487 in 2005) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amounts to US$12,439 (US$10,288 in 2005).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2005, court deposits and accrued liabilities under litigation amounts to US$17,249 (US$13,883 in 2005).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$3,045 (US$1,844 in 2005).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$10,864 (US$10,014 in 2005).

The subsidiary Net São Paulo Ltda. is defending itself from two federal tax assessments related to the deductibility of expenses in 2003. The Company has recorded estimated losses in the amount of US$5,204 (US$4,292 in 2005) related to these assessments.

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$4,078 (US$3,388 in 2005).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$11,605 (US$10,600 in 2005). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,104 (US$1,400 in 2005).

In September 2003, the subsidiary Net Rio Ltda. received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$11,847 (US$10,821 in 2005). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio Ltda. is defending itself and recorded potential losses related to this assessment in the amount of US$5,541 (US$4,570 in 2005).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$2,801 (US$1,841 in 2005).

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,490 (US$1,283 in 2005).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$58,344 (US$49,367 in 2005) related to these taxes.

The Federal Internal Revenue has imposed a tax assessment of US$9,894 million on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of U$4,251 (US$3,883 in 2005) to cover any potential losses.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

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

At December 31, 2006 and 2005 the Company’s U.S. dollar exposure was comprised as follows:

	2006	2005

Debt	US$ -	US$ 39,025
Perpetual notes	151,366	-
Equipment suppliers	20,231	-

	US$ 171,597	US$ 39,025

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

13. Financial Instruments (Continued)

b) Fair value (continued)

(iii) Debt

Based on the new terms negotiated with creditors, management estimates that the fair value of the debentures approximates its their book value. Management believes that the market price of the Perpetual notes is a reasonable approximation of its fair value.

(iv) Derivatives instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company entered into foreign exchange swaps contracts. On December 31, 2006 the total notional amount of these contracts was US$90,180 (US$ 104,041 as of December 31, 2005).

14. Benefits to Employees

a) Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended, December 31, 2006, 2005 and 2004 were US$7,409, US$4,685 and US$3,265, respectively.

b) Variable compensation

The Company has two complementary plans of remuneration as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its predetermined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2006, 2005 and 2004
(Thousands of United States dollars)

14. Benefits to Employees (Continued)

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2006. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2006. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2007.

15. Supplementary Information

Year ended December 31, 2006

	Balance at	Credits (charges)	Effect of	Balance
	beginning	to	currency	at end
Descriptions	of the year	Expense	variation	of the year

Allowance for doubtful accounts	US$ (11,253)	US$ (10,829)	US$ 10,464	US$ (11,618)

Income tax valuation allowance	US$ (445,565)	US$ 44,834	US$ (42,243)	US$ (442,974)

Year ended December 31, 2005

Allowance for doubtful accounts	US$ (13,367)	US$ (7,990)	US$ 10,104	US$ (11,253)

Income tax valuation allowance	US$ (500,915)	US$ 78,306	US$ (22,956)	US$ (445,565)

Year ended December 31, 2004

Allowance for doubtful accounts	US$ (14,951)	US$ (7,226)	US$ 8,810	US$ (13,367)

Income tax valuation allowance	US$ (322,730)	US$ (166,648)	US$ (11,537)	US$ (500,915)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

16. Subsequent Event

On February 01, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 33,378 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., as detailed in note 10, subject to the non-controlling pre-emptive stockholders rights.

