Form 20-F
period 2007-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2008-06-30
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number: 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of Registrant as specified in its charter)

Net Communications Services Inc.	The Federative Republic of Brazil
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil
(Address of principal executive offices)

João Adalberto Elek Junior
Telephone: +55-11-2111-2606
Fax:+55-11-2111-2780
E-mail: joao.elek@netservicos.com.br
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
 Brazil

(Name, Telephone, E-mail, Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing one preferred share, no par value	Nasdaq Global Market
Preferred shares, no par value	Nasdaq Global Market *

*Not for trading but only in connection with the registration of the American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

111,822,137	Common Shares, as of December 31, 2007
223,120,007	Preferred Shares, as of December 31, 2007

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

LARGE ACCELERATED FILER             ACCELERATED FILER            NON-ACCELERATED FILER

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
 U.S. GAAP
International Financial Reporting Standards as issued by International Accounting Standards Board
Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow:

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

     All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or US GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our audited consolidated financial statements as of and for each of the years ended December 31, 2005, 2006 and 2007. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our audited consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2007 of R$1.7713 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On June 26, 2008, the rate of exchange was R$1.5951 per US$1.00. See “Exchange Rate Information.”

     Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2007.

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

     The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers and industry consolidation; failure to keep pace with developments in technology; high churn rates; increases in programming costs; accounting treatment of our goodwill; our ability to charge customers for multiples outlets; substantial additional expenses on our network; piracy; inability to renew licenses; interference with our ability to provide our services; government regulations and changes therein; factors pertaining to the Internet access portion of our business; legal proceedings; substantial, additional taxes on our network; interests of our current major shareholders that may differ from yours; dependence on key members of senior management; acquisition of control of several companies operating under the BIGTV brand name, or the BIGTV Companies, subject to approval by the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel; difficulties in integrating companies we acquire; economic and political instability due to allegations of political corruption; a downturn or increased volatility in the Brazilian economy or depreciation of the real; Brazilian political and economic conditions and interventions by the Brazilian government; inflation; interest rates; performance of financial markets; developments in, and the perception of risk in, emerging market economies; restrictions on the movement of capital out of Brazil; fewer and less well defined shareholders’ rights than comparable securities of an U.S. issuer related to our ADSs; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; potential inability to exercise preemptive rights with respect to preferred shares; difficulty in exercising certain rights related to our ADSs; no dividend entitlement; holdings of preferred shares and ADSs subject to dilution; greater volatility and less liquidity in Brazilian securities and debts compared to U.S. securities markets; limited liquidity of the trading market for ADSs in the U.S.

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

Exchange Rate Information

     The information set forth below with respect to exchange rates is based on the official selling rate of the Central Bank of Brazil, or the Central Bank. These rates are provided solely for your convenience and are not the exchange rates used in the preparation of our audited consolidated financial statements included in this Form 20-F.

     The following table shows the official selling rate of reais per U.S. dollar as disclosed by the Central Bank for the periods and dates indicated:

     Exchange Rate of Brazilian Reais per U.S. Dollar

	Low	High	Average(1)	Period-end

	(Reais per US$1.00)
Year

2003	2.8219	3.6623	3.0599	2.8892
2004	2.6544	3.2051	2.9171	2.6544
2005	2.2070	2.6662	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008 (through June 26)	1.5951	1.8301	1.6841	1.5951

	Low	High

	(Reais per US$1.00)
Month
December 2007	1.7616	1.8233
January 2008	1.7414	1.8301
February 2008	1.6715	1.7681
March 2008	1.6700	1.7491
April 2008	1.6575	1.7534
May 2008	1.6294	1.6949
June 2008 (through June 26)	1.5951	1.6428

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The selected audited consolidated statement of income data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of income data for the years ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our audited consolidated financial statements have been prepared in accordance with US GAAP. The selected audited consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

     On November 30, 2006, we acquired a minority interest of 36.7% in Vivax S.A., or Vivax. On June 11, 2007, we acquired the control and the remaining 63.3% of the outstanding shares of Vivax and Vivax became a wholly owned subsidiary of our company. The financial results of Vivax have been consolidated with our audited consolidated financial statements beginning on June 1, 2007. On November 1, 2007, we acquired the remaining 50% ownership of Net Jundiaí Ltda., formerly TV Cabo e Comunicações de Jundiaí S.A., or Net Jundiaí, previously a jointly controlled entity, and consolidated Net Jundiaí with our audited consolidated financial statements since that date.

     For unaudited pro forma condensed combined statements of income for the year ended December 31, 2007, which give effect to our acquisition of Vivax and Net Jundiaí as if they had occurred on January 1, 2007, see “Item 5. Operating and Financial Review and Prospects—Results of Operations” and note 6 to our audited consolidated financial statements included elsewhere in this Form 20-F.

     We maintain our financial records in Brazilian reais. However, our audited consolidated financial statements and the selected financial data set forth below are presented in U.S. dollars, our reporting currency. In order to prepare our audited consolidated financial statements, we translated our accounts from reais to U.S. dollars, on the basis described in note 2 to our audited consolidated financial statements. In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar. See note 2 to our audited consolidated financial statements included elsewhere in this Form 20-F.

	Net Serviços de Comunicação S.A.
	Consolidated Statements of Income

	Year Ended December 31,

	2003	2004	2005	2006	2007

	(US$ in thousands, except per share and share amounts)

Total Revenue (1):	US$ 484,287	US$ 574,329	US$ 815,941	US$ 1,144,671	US$ 1,835,911
Taxes and other deductions from revenues (2)	(91,972)	(107,125)	(155,276)	(243,768)	(415,006)

Net operating revenues	392,315	467,204	660,665	900,903	1,420,905

Operating cost and expenses:
Programming and other direct operating costs	(214,240)	(234,370)	(329,705)	(435,981)	(685,147)
Selling, general and administrative expenses	(77,163)	(109,761)	(148,264)	(227,878)	(345,879)
Depreciation and
amortization (3)	(63,727)	(56,736)	(68,160)	(74,985)	(207,188)
Other income (expense)	(2,364)	4,430	5,071	10,574	(7,446)

Total operating costs and expenses	(357,494)	(396,437)	(541,058)	(728,270)	(1,245,660)

Operating income	34,821	70,767	119,607	172,633	175,245
Other income (expenses):
Monetary indexation expense, net; Gain (loss)
on exchange rate, net	35,889	25,650	29,869	9,051	28,097
Interest expense; Financial expense, net;
Interest income	(108,239)	(143,482)	(51,035)	(17,815)	(59,812)
Other income (expenses)	(3,240)	1,055	–	–	–

Total other expenses, net	(75,590)	(116,777)	(21,166)	(8,764)	(31,715)

Income (loss) from continuing operations
before income taxes (expenses)	(40,769)	(46,010)	98,441	163,869	143,530
Income taxes (expenses) (3)	(5,089)	(41,948)	(42,027)	40,812	(21,376)
Total discontinued operations (4)	455	(7,860)	–	–	–

Net income (loss)	US$ (45,403)	US$ (95,818)	US$ 56,414	US$ 204,681	US$ 122,154

Net earnings (loss) per common share, basic and
diluted
- Continuing operations	US$ (0.64)	US$ (1.24)	US$ 0.22	US$ 0.72	US$ 0.36
- Discontinued operations	-	(0.11)	-	-	-

Net earnings (loss) per common share, basic and
diluted	US$ (0.64)	US$ (1.35)	US$ 0.22	US$ 0.72	US$ 0.36

Net earnings per preferred share, basic and diluted	US$ -	US$ -	US$ 0.25	US$ 0.79	US$ 0.40

Weighted average number of common shares
outstanding (5) (6)	71,142,536	71,142,536	97,962,719	108,768,946	111,721,635

Weighted average number of preferred shares
outstanding (5) (6)	102,808,812	102,808,812	139,473,358	159,536,115	205,346,282

OTHER FINANCIAL DATA:
Cash flows provided by operating activities	52,125	25,627	26,827	189,456	663,364
Cash flows used in investing activities	(19,440)	(23,269)	(73,417)	(223,700)	(344,982)
Cash flows provided by (used in) financing
activities	(39)	(193)	4,486	19,543	(37,956)

	As of December 31,

	2003	2004	2005	2006	2007

	(US$ in thousands, except operating data)

BALANCE SHEET DATA
Assets:
Current assets (7)	US$ 115,151	US$ 228,672	US$ 306,846	US$ 426,028	US$ 621,281
Property and equipment, net (3) (7)	373,528	367,367	420,323	586,009	998,872

Investments in affiliated companies	2,403	1,973	2,697	54,786	-
Goodwill on acquisition of
consolidated subsidiaries, net	268,639	270,821	268,374	473,769	941,922
Intangible assets	-	-	-	-	308,575
Other assets (8)	41,970	119,167	191,875	270,433	255,263

Total assets	US$ 801,691	US$ 988,000	US$ 1,190,115	US$ 1,811,025	US$ 3,125,913

Liabilities:
Current liabilities(9)	US$ 582,222	US$ 439,369	US$ 221,487	US$ 257,097	US$ 422,953
Long-term debt, less current
portion(9)	-	330,554	313,108	421,283	620,943
Deferred sign-on and hook-up fee
revenues	23,899	26,029	20,842	22,987	30,841
Accrued expenses and other
liabilities	198,461	188,397	269,689	270,601	427,469

Total liabilities	804,582	984,349	825,126	971,968	1,502,206

	As of December 31,

	2003	2004	2005	2006	2007

	(US$ in thousands, except operating data)

Stockholders’ Equity (Deficit):	US$ (2,891)	US$ 3,651	US$ 364,989	US$ 839,057	US$ 1,623,707

OPERATING DATA:
(at end of period)
Total homes passed by cable,
excluding optical network	6,600,797	6,681,574	6,787,315	7,191,007	9,042,389
Total connected pay-television
subscribers	1,352,474	1,418,870	1,540,227	1,811,995	2,474,039
Cable penetration(10)	20.5%	21.2%	22.7%	25.2%	27.4%
ARPU(11)	30.08	34.53	45.96	56.91	71.39

___________________________
(1) Revenue includes fees from subscription services, connection fees, pay-per-view, high-speed data and phone services.

(2) Taxes and other deductions from revenues consist primarily of Imposto sobre Circulação de Mercadorias e Prestação de Serviços, or ICMS, a value-added tax; Imposto Sobre Serviço, or ISS, a municipal tax; Programa de Integração Social, or PIS, a federal tax; Contribuição para o Financiamento da Seguridade Social, or COFINS, a federal social security tax; Fundo de Universalização dos Serviços de Telecomunicações, or FUST and Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTEL taxes. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes and Other Deductions from Revenues.”

(3) In light of the recent upgrades made to our cable plant, we revised the estimated useful lives of specified items of our cable distribution plant as of January 1, 2007. For the year ended December 31, 2007, this change resulted in an increase of US$66.4 million in depreciation expense and a reduction of US$22.6 million in income tax expense. See note 9 to our audited consolidated financial statements included elsewhere in this Form 20-F.

(4) As a result of the sale of Vicom Ltda., or Vicom, on August 30, 2004, Vicom’s results from operations are reported as “discontinued operations.”

(5) Our preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss exclude the preferred shares. See note 15 to our audited consolidated financial statements included elsewhere in this Form 20-F.

(6) Reflects the 15:1 reverse split effective on August 1, 2006.

(7) Inventories used for maintenance and repair of our cable plant in the amount of US$24.5 million, previously included in property and equipment, have been reclassified as current assets to conform with the current year presentation and to better reflect the intended use of the expendable items.

(8) Includes judicial deposits, deferred and recoverable income taxes and other non-current assets.

(9) For the year ended December 31, 2003, our long-term debt was classified as “current” as a result of our failure to make any interest or principal payments on our debt. Long-term debt included in current liabilities was US$349.9 million as of December 31, 2003. See “Item 4. Information on the Company—History and Development of the Company.”

(10) Cable penetration is calculated by dividing connected subscribers by homes passed as of the end of each period.

(11) Average Revenue Per User (ARPU) is calculated by dividing net operating revenues for the periods by average connected subscribers for each period.

Risk Factors

     You should carefully consider the risks and uncertainties described below and the other information in this Form 20-F, including the discussions set forth in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and related notes included elsewhere in this Form 20-F.

Risks Related to Our Business

     We operate our cable systems under licenses that are non-exclusive, and the industry in which we operate is highly competitive, so that an increase in overbuild and/or competition can adversely impact our business and results of operations.

     Our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Anatel under the applicable legislation. Anatel has the power to grant licenses to competitors in the same geographic areas in which we already operate. As a result, competing operators may build systems and provide services in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in six of the 79 cities in which we operate.

We currently compete with:

• cable systems in six of the 79 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis;

• direct-to-home, or DTH, services offered in Brazil by Brazilian and international media consortia and by a large telecommunication company that operates primarily in the State of São Paulo;

• Brazilian broadcast networks and their local affiliates;

• multi-channel multi-point distribution systems, or MMDS, in São Paulo and Rio de Janeiro; and

• movie theaters, video rental stores and other entertainment and leisure activities generally.

     We also compete with incumbent telecommunications companies in all cities in which we offer video, broadband and voice services. Each of these incumbent telecommunications companies has significantly greater financial resourses than we do. The attractive demographics of our service territory make it a desirable location for investment by these companies. Their competitive position may be improved in case of changes in the current legislative and regulatory framework and in case they invest in new technologies or infrastructure.

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

     We cannot assure you that demand for new services, such as digital cable television, high-definition cable television, digital video recorder, near video-on-demand and voice, will be sufficient to recover our costs of developing and marketing such services. In addition, we are unable to assure you as to the ultimate effect on us of possible technological changes.

High rates of churn could negatively affect our revenues and profitability.

     Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television and broadband Internet subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. In addition, we incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability. See “Item 4. Information on the Company—Customer Care—Customer Service and Management of Churn.”

Increases in our programming costs would adversely affect our cash flow and operating margins.

     Programming has been, and is expected to continue to be, our largest operating expense, representing 28.0% and 25.1% of our net operating revenues in 2006 and 2007, respectively. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

     Historically, the amounts charged to us under our programming agreements had been denominated in U.S. dollars. During 2003, we entered into negotiations with our programmers through Net Brasil S.A., or Net Brasil, to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. As of December 31, 2007, substantially all of our programmers were accepting payment as if our programming costs were denominated in reais instead of in U.S. dollars.

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

We may not be able to continue charging our customers for more than one pay-television outlet per household

     On June 6, 2008, Anatel suspended the ability of pay-television service providers to charge customers for more than one outlet per household for 60 days. During that period, Anatel will discuss the matter with pay-television operators, consumer defense agencies and government authorities. Existing regulation allows pay-television operators to charge for the installation, activation and maintenance of the network required to provide multiple connections at same household, but not for the content. If our ability to charge for additional outlets is suspended permanently, we cannot assure you that we will be able to compensate for the loss of these revenues and it could have a materially adverse effect on our cash flows and result of operations.

We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

     The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities within five years. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, 100% of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 21% of our total network, as of December 31, 2007. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our results of operations.

Piracy could negatively affect our revenues.

     “Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Piracy of our cable television services occurs principally through illegal cable connections to our network, which disperse our services to unauthorized outlets and unauthorized installations. Brazilian pay-television service providers experience a high rate of piracy, mainly due to Brazil’s economic environment. If we are not able to control levels of piracy under our network, our revenues could be negatively affected.

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

     Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other things, licensing, local access, commercial advertising and foreign investment. For example, Brazilian cable regulations currently:

• require that 51% of the voting rights of the cable television companies have to be held by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years, or by companies controlled by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years;

• place limits on the number of licenses that may be held by any single cable television operator and its affiliates;

• provide that cable television licenses may not be transferred without the approval of Anatel; and

• require cable television operators to carry certain channels or content.

     In addition, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

     The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. The following legislative proposals, among others, are currently under consideration:

• Proposed Constitutional Amendment No. 55, or PCA 55, would amend Article 222 of the Brazilian Constitution and would require all Internet service providers and companies “engaging in the production, programming or provision of content of electronic social communication directed to the Brazilian public, by any means” to be owned solely by (i) native-born Brazilians or those naturalized in Brazil for over 10 years or (ii) legal entities organized under Brazilian law and headquartered in Brazil in which at least 70% of the total and voting capital stock is directly or indirectly held by native-born Brazilians or those naturalized in Brazil for over 10 years. We believe that this amendment, if adopted, would not apply to us, but we cannot assure you that this would be the case. If the amendment were to be adopted and interpreted in a manner as to apply to us, we would have two years to adjust our capital structure so as to comply with the amendment’s requirements. Such amendment would have a material adverse effect on us. See “Item 4. Information on the Company–Regulation.”

• Bill No. 4,209 proposes changes similar to PCA 55. We believe that this bill, if adopted, also would not apply to us, but we cannot assure you that this would be the case. Similarly to PCA 55, if Bill 4,209 were to be adopted and interpreted in a manner as to apply to us, we would have two years to adjust our capital structure so as to comply with the bill’s requirements. Such bill would have a material adverse effect on us. See “Item 4. Information on the Company – Regulation.”

• Legislative Bill No. 29/2007, or Bill 29, proposes to require that at least 50% of the programming distributed through mass electronic communication systems be Brazilian, of which 10% must be produced by independent Brazilian programmers. In addition, Bill 29/2007 would allow telecommunication companies to provide mass electronic communication services and eliminate foreign ownership limitations on cable companies that distribute content through cable systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. This bill is currently at a preliminary stage and it is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business. Such bill would have a material adverse impact on us.

     Changes to the current Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition. See “Item 4. Information on the Company—Regulation.”

The Internet access portion of our business is subject to a number of factors that could adversely affect its growth and performance.

     Our business plan depends in part on the continued growth of our broadband Internet service, NET Vírtua. Only a limited number of households currently use the Internet in Brazil. If Internet usage, and specifically broadband Internet usage, does not increase, declines or evolves away from the technologies in which we invest, our business plan could be adversely affected.

     The Internet industry in Brazil faces a number of uncertainties, including but not limited to: lack of access to computers; lack of reliable security technologies; privacy concerns; excessive or unduly restrictive government regulation; uncertainty regarding intellectual property rights and other legal issues; and failure of the Internet infrastructure, such as servers and modems, to support current levels of usage growth.

     In addition, our high-speed Internet customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as peer-to-peer file sharing, unsolicited mass advertising (i.e., “spam”) and dissemination of viruses, worms, and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers, and damage to our or our customers' equipment and data. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to service our customers and protect our network.

     Any of these and other factors could negatively affect our ability to sell our broadband Internet service or any other Internet-based services we may introduce in the future. In addition, any significant loss of high-speed Internet customers or revenue, or significant increase in costs of serving those customers, could adversely affect our growth, financial condition and results of operations.

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

     Globo Comunicação e Participações S.A., or Globo, Distel Holdings S.A., or Distel, a wholly-owned subsidiary of Globo, and Teléfonos de México, S.A. de C.V., or Telmex, through its subsidiaries Embratel Participações S.A., or Embrapar, and Empresa Brasileira de Telecomunicações S.A., or Embratel, own, directly or indirectly, 99% of our common shares. We are indirectly controlled by Grupo Globo (as defined below), but Telmex has significant approval rights under the current shareholders’ agreement by and among Grupo Globo (as defined below) Embratel, Embrapar, GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Telmex. See “Item 7. Major Shareholders and Related Party Transactions—New Shareholders’ Agreements.”

     Telmex could have significantly different interests in Net Serviços and our operations than Globo and Distel (which we refer to collectively as “Grupo Globo” in this Form 20-F), and/or may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it provided to us in the past. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission and Internet services. An affiliate of Telmex is also the lender under our new US$200 million term loan facility.

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

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  a change or repeal of provisions of our by-laws that alter or modify any Bolsa de Valores de São Paulo (the Brazilian stock exchange), or Bovespa, requirements.

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

Our proposed acquisition of the BIGTV Companies is subject to regulatory approval and this and other acquisitions could prove difficult to integrate or have an adverse effect on our results of operations.

Our acquisition of the BIGTV Companies is subject to regulatory approval of Anatel and Conselho Administrativo de Defesa Econômica, or CADE, the Brazilian antitrust authority. We cannot assure you that Anatel or CADE will approve our acquisition of the BIGTV Companies or that it will be approved when currently expected. Our failure to acquire the BIGTV Companies or to successfully complete other acquisitions would limit the potential for subscriber and revenue growth that we expect as a result of this or other acquisitions.

In addition, as part of our long-term growth strategy, we continue to evaluate potential acquisitions of other Brazilian companies. Any such acquisitions, including the acquisition of the BIGTV Companies, involve numerous risks, including: (1) potential loss of key employees or clients of acquired companies; (2) difficulties integrating acquired personnel and distinct cultures into our business; (3) difficulties integrating acquired companies into our operating, financial planning and financial reporting systems; (4) diversion of management attention from existing operations; and (5) assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with applicable telecommunications regulations.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition and results of operations. Any acquisition may ultimately have a negative impact on our business and financial condition.

Accounting treatment of goodwill could result in future asset impairments and non-cash operating losses.

     Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, or FAS 157, emphasizes that fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In January 2008, we adopted FAS 157, which did not generate a material impact on our financial position. However, as our stock price has declined since the second half of 2007, if the decline in our stock price is other than temporary and if our capacity to maintain expected operating performance in the future is negatively affected, we may be required to write down our goodwill to its fair value and record this asset impairment as non-cash operating losses. Such operating losses could have a material adverse impact on the price of our ADSs and our results of operations.

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

     The real increased in value by 17.2% against the U.S. dollar in 2007, from an exchange rate of R$2.1380 per US$1.00 at December 31, 2006 to an exchange rate of R$1.7713 per US$1.00 at December 31, 2007. The average exchange rate in 2007 was R$1.9479 per US$1.00 an increase in value of the real against the U.S. dollar of 10.1% when compared to an average exchange rate of R$2.1679 per US$1.00 in 2006. The real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the medium or long term. Accordingly, potential depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

     Our revenues are in reais. A significant percentage of our capital expenditures, including network equipment costs, and a portion of our indebtness are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased cash flows.

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
  general economic growth;
  tax policy;
  energy shortages; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

Inflation could threaten our costs, contribute significantly to economic uncertainty in Brazil and cause heightened volatility in the Brazilian securities markets.

     Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to the IGP-M, was 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

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

     In recent years, the federal government has faced allegations of political corruption. As a result, a number of politicians, including senior federal officials, resigned. In addition, members of the Brazilian executive and legislative branches of government have been investigated as a result of allegations of unethical or illegal conduct. It is impossible to foresee the possible conclusions of such investigations and whether similar conclusions will adversely affect the Brazilian economy. As a result, similar uncertainties, allegations of unethical or illegal conduct or other future developments in Brazilian politics may adversely affect us and our business and results of operations. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

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

     Brazilian securities markets are less liquid and historically more volatile than the major securities markets in the United States and are not as highly regulated or supervised as U.S. markets. The relative illiquidity of Brazilian equity markets may cause the price of securities of Brazilian issuers to fluctuate, whether such securities trade in the domestic or an international market. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2007 share trading volume, had a market capitalization of approximately US$1.4 trillion as of December 31, 2007 and an average daily trading volume of approximately US$2.2 billion for 2007. In comparison, the Nasdaq Global Market had a market capitalization of approximately US$5.0 trillion as of December 31, 2007 and an average daily trading volume of approximately US$58.8 billion for 2007.

     The market for our preferred shares and our ADSs has experienced significant price and volume fluctuations. In 2003, the price of our ADSs increased 169%. In 2004, the price of our ADSs decreased 21%. In 2005 and 2006, the price of our ADSs increased 102% and 75%, respectively. While the price of our ADSs fluctuated during the course of 2007, the 2007 year-end price did not change significantly compared to the 2006 year-end price.

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

     As of March 31, 2008, there were approximately 17.8 million of our ADSs outstanding. The average daily trading volume for our ADSs on the Nasdaq Global Market during 2007 was approximately 501,400 ADSs per day, equivalent to approximately US$7.2 million per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States.

ITEM 4. INFORMATION ON THE COMPANY.

Business Overview

     We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and one of the largest pay-television operators in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2007, we had approximately 2.5 million connected subscribers in 79 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had approximately 1.4 million subscribers as of December 31, 2007. We also provide voice product through our NET Fone via Embratel service, which had approximately 567,000 subscribers as of December 31, 2007. As of December 31, 2007, our advanced network of coaxial and fiber-optic cable covered over 43,000 kilometers and passed approximately 9.0 million homes of which 6.3 million belong to high and middle income classes and approximately 71% of such network had two-way communication capability. Most of our customers belong to high social income class, which helps to keep bad debt expense at low levels. In 2007, we had total revenues of US$1,835.9 million.

     Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television under the “NET Digital HD” brand name, broadband Internet service under the “NET Vírtua” brand name and voice service under the “NET Fone Via Embratel” brand name.

     In 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. In 2006 and 2007, we expanded our digital cable services to our subscribers to most of the cities in which we offer cable services, including Porto Alegre, Belo Horizonte, Curitiba, Brasília and Florianópolis. We expect to expand the digital offer to an additional 6 Brazilian cities during 2007. Through providing digital cable services, we are able to offer subscribers additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

     Since 2005, we have provided high-speed connections to the Internet to subscribers through the Mega Flash Portfolio, offering speeds of 2Mgps, 4Mgps and 8Mgps to the subscribers of our broadband Internet service.

     Since 2006, we, in partnership with Embratel, have provided a voice service, which marked our entry in the triple play market (joint offering of video, voice and data services). This product, which uses voice over internet protocol technology, works like a conventional phone line and allows the user to make local, long distance and international calls to any telephone or handset, such calls being charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Subscribers will have the benefit of making calls between NET Fone subscribers, at no cost within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services by offering to our subscribers an additional quality service option.

     On June 11, 2007, we completed the acquisition of the remaining 63.3% of the outstanding shares of Vivax, whereby Vivax became a wholly-owned subsidiary of Net. We have completed the integration of Vivax into our company by introducing our brand name in cities served by Vivax and launching our entire line of products in these areas, in addition to having completed integration of the administrative and billing systems.

     On December 21, 2007, we executed two Private Instruments of Purchase and Sale of Shares and Quotas and other Covenants, or the Private Instruments of Purchase and Sale, with ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders and quotaholders of the companies that have pay-television and broadband Internet markets under the “BIGTV” brand under which we have agreed to acquire 100% of the shares and quotas representing the capital of the BIGTV Companies, subject to the approval of Anatel and CADE. We currently expect to obtain regulatory approval for the acquisition of the BIGTV Companies in 2008. We cannot, however, guarantee that the transaction will receive regulatory approval or that it will be approved when currently expected. We will pay for this acquisition in cash.

     Globo, through GB, is our controlling shareholder. Telmex, through Embratel and Embrapar, holds a significant equity stake in us and has significant approval rights under a shareholders’ agreement with Globo. As of March 31, 2008, together, Globo and Telmex directly and indirectly own 99% of our common shares and 13% of our preferred shares.

Strategy

     Our goal is to become a multiservice company that is the leading provider of entertainment and communications services in the Brazilian residential market. Our strategy to achieve our goal is to provide triple play offerings (joint offerings of video, voice and data services) in the marketplace. In order to execute such a strategy, we have focused our attention and resources on (i) maintaining our position as Brazil’s leading provider of pay-television services, (ii) pursuing the continuing growth of our broadband Internet business, (iii) further developing our offering of voice services under the “NET Fone Via Embratel” brand name, (iv) making strategic acquisitions of other cable television and broadband Internet providers, such as the acquisition of Vivax and the proposed acquisition of BIGTV Companies, described above, and (v) improving our customer service. We are undertaking the following business and financial initiatives to support our strategy:

Business Initiatives

  Pursue accelerated growth in the short term. We focus our marketing and sales efforts on households covered by our network. Through this targeted marketing approach, we hope to encourage existing customers to migrate to higher-end programming packages and to purchase value-added services, while at the same time attracting new subscribes to our services.

  Continue the growth of NET Vírtua, our broadband Internet service. Broadband Internet has an attractive marginal return. The main processes involved in NET Vírtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. Since its launch, NET Vírtua’s Mega Flash Portfolio has been an important factor in driving additional growth.

  Continue to rollout digital cable and remain technologically competitive. In 2004, we began to offer digital cable services to our subscribers in Rio de Janeiro and São Paulo. In 2006 and 2007, we expanded our digital cable television services to our subscribers in most of the cities in which we offer cable television services, including Porto Alegre, Belo Horizonte, Curitiba, Brasília and Florianópolis. By providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. In 2007, we began to offer a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities.

  Enhance the triple play offer. In 2006, we began to offer voice services, which marked our entry in the triple play market (joint offering of video, voice and data services). We aim to increase the number of subscribers that are using a higher number of our services, thereby increasing our share of our customers’ spending on entertainment and communication.

  Provide reliable, high quality products and responsive customer service. We view our business as a service business. Therefore, we have been working hard to provide high quality products and services and achieve higher levels of customer satisfaction, in respect of our cable, broadband Internet and voice products and our responsiveness to customer inquiries.

  Make strategic acquisitions. We seek opportunistically to acquire other cable television and broadband Internet providers and to integrate their operations into our network. Consistent with this strategy, we acquired control of Vivax in 2007 and have recently entered into an agreement to acquire the BIGTV Companies. We expect to make further acquisitions, subject to the availability of suitable targets and the receipt of regulatory approval.

Financial Initiatives

  Initiatives to fund our business growth. We expect to fund organic growth in the near term through our own cash flow generation. Since completion in 2005 of our debt restructuring, we have achieved our objective of having a debt amortization schedule compatible with our cash generation, allowing us to sustain growth mainly from our own cash generation. However, we may in the future determine to issue additional indebtedness in order to fund inorganic growth, including the acquisition of the BIGTV Companies, and strategic initiatives.

  Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures on triple play services, which can result in better returns on our investments. Pursuant to this plan, we target our capital spending on subscriber acquisition, principally in high and middle income, urban areas, where we anticipate greater demand for broadband Internet, voice, basic and digital cable and advanced services.

  Continue to focus on corporate governance. Since June 2002, our shares have been listed on the Bovespa’s Special Corporate Governance Level 2, or Level 2, which provides enhanced shareholder protections. We believe that trading our shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, we have established certain voting rights with regard to our preferred shares, and we offer 100% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the Bovespa.” As of December 31, 2007, we were in full compliance with the Sarbanes-Oxley Act of 2002.

History and Development of the Company

     Under our previous name, Multicanal Participações S.A., or Multicanal, we first listed our ADSs on the Nasdaq Global Market in October 1996. In late 1997, our major shareholders sold their interests in us to Globo. In September 1998, Multicanal acquired certain cable assets and related liabilities of Globo and changed its name to Globo Cabo S.A. The assets we acquired from Globo included a 50% interest in Unicabo and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., Net Rio Ltda., or Net Rio, and Net Brasília Ltda. In May 2000, we acquired the remaining 50% of Unicabo. In September 2000, we completed the acquisition of Net Sul Holding S.A., the then 99.99% owner of Net Sul Comunicações Ltda., or Net Sul, what was then the second largest cable television operator in Brazil. The Net Sul acquisition significantly increased our subscriber base and provided us access to markets in southern Brazil, a region in which we historically had no presence.

     In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A. In December 2002, we ceased making payments on our outstanding debt and in March 2003, we started negotiations with our creditors. In 2005, we completed the restructuring of our outstanding indebtness. In the restructuring, we repaid 40% of the principal amount of our outstanding debt plus accrued interest. We funded this repayment using R$142.0 million (US$52.5 million) of our own cash, R$200.0 million (US$74.0 million) of proceeds from a bridge loan from a Brazilian financial institution and R$255.0 million (US$94.0 million) from the proceeds of Grupo Globo’s and Telmex’s share subscription in connection with a private offering. Additionally, Grupo Globo used R$64.0 million (US$23.8 million) of indebtedness which we owed to them to purchase shares in a private offering. The remaining amount received by us through the issuance of common and preferred shares in a private offering was used to pay off the bridge loan on April 22, 2005 and to improve our cash position. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain organic growth from our own cash generation, making us less dependent of capital markets conditions.

     As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, in 2006 we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services to continue our current growth on a sustainable basis. In 2007, we concluded the expansion of our bi-directional network targeting high and middle classes housholds, we expanded our digital-based services to several additional geographic regions and we concluded the acquision of Vivax, as described below. As of December 31, 2007, 71% of our network was bidirectional compared to 42% as of December 31, 2006. In December 2007, we introduced a new product “NET Digital HD”, which offers digital programming jointly with our newly launched high-definition programming, as well as a digital video recorder. We are offering a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities.

     In 2008, we launched a new package that includes our voice services and an Internet connection at a speed of 100kbs under the “Net Fone.com” brand name. This package is targeted at a segment of potential customers for whom cable television and a high speed broadband Internet connection are less important. We also intend to conclude the acquisition of the BIGTV Companies in 2008.

Acquisition of Vivax

     On October 11, 2006, we and certain shareholders of Vivax entered into a share purchase agreement and related agreements pursuant to which we initially acquired a minority interest and a second share purchase agreement and related agreements pursuant to which we acquired a controlling interest in Vivax.

     On November 30, 2006, pursuant to a share purchase agreement, dated October 11, 2006, or the Share Purchase Agreement, we acquired all the shares of Vivax and Brasil TV a Cabo Participações S.A., or BTVC, held by Horizon Telecom International LLC, or HTI, becoming a minority shareholder in both companies. As a result, we owned a minority interest of 36.7% in Vivax: 22.1% indirectly through our minority interest in BTVC and 14.6% directly. We funded this acquisition through the issuance of 1,355,713 of our common shares in the amount of US$13.7 million and 23,010,140 of our preferred shares with a market value of US$226.4 million at the date the Vivax transaction was completed.

     Our common shareholders paid cash for all of the common shares issued through the exercise of their pre-emptive rights. Our preferred shareholders paid cash for 2,988,032 of the preferred shares issued, corresponding to 12.98% of the total preferred shares issued. HTI paid for the remaining preferred shares with Vivax and BTVC shares pursuant to the terms of the Share Purchase Agreement. As part of the transaction, Globo, Embratel and their respective subsidiaries waived their preemptive rights with respect to their preferred shares. As a result, HTI received 20,022,108 preferred shares and R$65.9 million (US$30.8 million) in cash in exchange for its interest in Vivax and BTVC. The cash received by HTI was funded exclusively by proceeds from the subscription of preferred shares by our shareholders exercising their preemptive rights.

     On June 11, 2007, upon Anatel approval, we acquired control of Vivax by exchanging 0.5678 shares of our preferred shares for one common or preferred share of Vivax, pursuant to a second share purchase agreement, dated October 11, 2006, between us, Fernando Norbert and BTVC.

     We extended to remaining shareholders of Vivax an offer to exchange each of their shares (preferred or common) of Vivax for 0.5678 shares of our preferred shares. All of them have accepted the offer and currently we own 100% of Vivax. With our acquisition of Vivax, we operate additional 34 concessions, 31 of which are located in the State of São Paulo, two of which are located in the State of Rio de Janeiro, on the border of São Paulo, and one of which is located in the state of Amazonas.

     We have completed the integration of Vivax with our company by introducing our brand name in cities served by Vivax and launching our entire line of products in these areas, in addition to having completed the integration of the administrative and billing systems. In approving our acquisition of control of Vivax, CADE required us to comply with certain conditions, including that we maintain for a periods of time ranging from 18 to 36 months the Vivax Brazilian and international programming offering for customers who do not opt to migrate to Net packages. These requirements have not had a material impact on our business.

Proposed Acquisition of BIGTV Companies

     On December 21, 2007, we executed the Private Instruments of Purchase and Sale with ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders and quotaholders of the BIGTV Companies under which we have agreed to acquire 100% of the shares and quotas representing the capital of the BIGTV Companies.

     The BIGTV Companies have operations in 12 cities in the states of São Paulo, Paraná, Alagoas and Paraíba, which include 107,000 active pay-television subscribers and 56,000 active broadband Internet subscribers and a network that covers nearly 409,000 homes. We currently estimate that the purchase price will be between five and seven times the annualized third quarter 2007 Earnings before Interest, Taxes, Depreciation and Amortization, or EBITDA, of the BIGTV Companies. Based on unaudited information provided by the BIGTV Companies, the BIGTV Companies had annualized third quarter 2007 net revenues of R$102.4 million and an EBITDA margin of approximately 40%.

     The Private Instruments of Purchase and Sale provide a formula for the calculation of the purchase price for the acquisition of the BIGTV Companies and for adjustment of the purchase price based on, among other things, the BIGTV Companies’ performance between signing and closing, which is expected to occur once the required regulatory approvals have been obtained.

     The acquisition of the BIGTV Companies is subject to the approval of Anatel and CADE. We currently expect to obtain regulatory approval for the acquisition of the BIGTV Companies in 2008. We cannot, however, guarantee that the transaction will receive regulatory approval or that it will be approved when currently expected.

     As part of our long term growth strategy, we continue to evaluate potential acquisitions of other Brazilian companies. As the largest player in the Brazilian cable market, we intend to be a leader in any further consolidation of the industry.

Our Services

     We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet services and telephony services. As an important part of our overall strategy, in 2006 we launched our triple play offering, a bundle of cable television, broadband Internet and voice services.

     We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of

December 31, 2007, we had approximately 2.5 million pay-television subscribers, 1.4 million broadband Internet subscribers and 567,000 voice subscribers.

     The table below shows the percentage of our revenues that each of our pay-television and broadband Internet subscriptions, pay-per-view, sign-on and hook-up fees and other services, which includes voice services, accounted for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,

	2007	2006	2005

	(U.S. dollars in thousands)

Revenues:
Pay-TV and broadband Internet subscriptions	US$1,676,549	US$1,059,127	US$756,226
Pay-per-view revenues	54,336	32,943	30,012
Sign-on and hook-up fees	20,471	22,715	10,431
Other services	84,555	29,886	19,272
Taxes and other deductions from revenues	(415,006)	(243,768)	(155,276)

Net operating revenue	US$1,420,905	US$900,903	US$660,665

Pay-Television

     Currently, most of our revenues are derived from our operations related to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 79 cities in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to offering a broad variety of quality programming coupled with a range of programming packages.

     According to Pay-TV Survey No. 133, published in March 2008, we provided service to approximately 46% of Brazil’s pay-television subscribers as of December 31, 2007.

Our Programming Packages

     We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$49.90 (US$28.17) to R$179.90 (US$101.56) per month. We divide our packages into three major categories: top, which includes the Gold, Silver, Advanced and Plus packages; intermediate, which is represented by the Master package; and basic, which is represented by the Standard package.

     We offer digital cable services to our subscribers in 30 cities under the “NET Digital” brand name. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at pre-determined times. In December 2007, we introduced high-definition cable television services under the “NET Digital HD” brand name.

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

     Our revenues from pay-per-view events are seasonal, based largely on the soccer season, and accounted for 3.0%, 3.0% and 3.7% of our total gross revenues for 2007, 2006 and 2005, respecively.

Programming Sources

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil, a related party. On June 27, 2004, we entered into an amended and restated programming agreement with a term of 10 years with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil and all new international content from sources outside of Brazil, for our own account and benefit. On June 27, 2004, we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

     We have agreed with one of the programmers to guarantee a minimum level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount, which is denominated in U.S. dollars, to this programmer. Historically, our subscriber base has never been below this level and we have been charged as if this programming cost is fixed in reais.

Broadband Internet

     In April 2000, we launched NET Vírtua. NET Vírtua is, by number of subscribers, the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil, both by number of subscribers. As of December 31, 2007, NET Vírtua was available in the 71 Brazilian cities, inluding São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Curitiba, Porto Alegre, Florianópolis, Campo Grande and Goiânia, reaching approximately 6.4 million homes and serving approximately 1.4 million residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband separately from other services. Since 2005 we have provided high-speed broadband Internet services through the Mega Flash Portfolio.

     According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2007, we provided broadband Internet service to approximately 19% of Brazil’s broadband subscribers.

Our Service Packages

     As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Towards that end, we currently offer through NET Vírtua Internet connection speeds ranging from 200 Kbps to 8 Mbps with monthly subscription fees that range in price from R$44.90 (US$25.35) to R$219.90 (US$124.15) per month, as of December 31, 2007.

Voice

     In March 2006, we launched, in partnership with Embratel, our voice services, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed to the residential market and complements our existing video and data services by offering to our subscribers an additional voice services option. As of December 31, 2007, the service was available in the 71 cities including São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, and we had approximately 567,000 residential subscribers.

Our Service Packages

     We currently offer through NET Fone Via Embratel a voice service with a minimum monthly subscription fee of R$34.90 (US$19.70) per month.

Triple Play

     In March 2006, we started to offer our triple play packages, a combination of pay-television, broadband Internet and voice services, which have been our primary service offerings directed at the residential market. As of December 31, 2007, triple play packages were available in 71 cities including São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, and we had approximately 567,000 residential subscribers.

Our Service Packages

     We currently offer various combinations of pay-television, broadband Internet and voice services through our triple play packages, with monthly subscription fees that range in price from R$69.90 (US$39.46) to R$304,80 (US$172.08) per month, as of December 31, 2007.

Operations

Subscriber and Operational Data

     In building our network and marketing our services, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

	As of December 31,

	2007	2006

	(in thousands)	(in thousands)
Total connected pay-television subscribers	2,475	1,812
Total connected broadband subscribers	1,423	727
Total connected voice subscribers	567	182
Total kilometers of cable network	44	36
Total kilometers of bi-directional cable network	28	12
Total homes passed	9,042	7,191
Total bi-directional homes passed	6,448	2,994
Average pay-television penetration(1)	27.4%	25.2%
Average broadband penetration(2)	22.1%	24.3%

(1)	Defined as total connected pay-television subscribers divided by total homes passed.
(2)	Defined as total connected broadband subscribers divided by total bi-directional homes passed.

Regional Data

     As of December 31, 2007, we managed our operations as six regional clusters as follows:

     Region 1. This cluster covers São Paulo, the largest pay-television market in Brazil (measured in terms of homes passed and active subscribers).

     Region 2. This cluster covers the city of Rio de Janeiro.

     Region 3. This cluster covers Porto Alegre, Curitiba, Florianópolis and Capão da Canoa.

     Region 4. This cluster covers Campinas and Santos.

     Region 5. This cluster covers Belo Horizonte and Brasília.

     Region 6. This cluster covers Arapongas, Baurú, Campo Grande, Franca, Londrina, Maringá, Ribeirão Preto, São Carlos, São José do Rio Preto, Recife, Anápolis, Goiânia, Indaiatuba, Jundiaí, Piracicaba, Sorocaba, the Interior of Southern region and the former Vivax operations.

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

• A home terminal, or set-top box, which allows an individual subscriber to receive the cable signal.

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

     At December 31, 2007, our cable network totaled over 43,000 kilometers. The following table sets forth, as of December 31, 2007, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
37%	750 MHz or above
55%	550 MHz
8%	450 MHz or less

     As of December 31, 2007, we had coded, or “scrambled,” the signal of 54% of the homes we passed, with the objective of reducing piracy.

     As of December 31, 2007, we had activated two-way, or bi-directional, technology for 6.4 million homes passed. This technology permits us to offer broadband Internet and voice services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

     At December 31, 2007, our network consisted of 4,219 fiber nodes that we estimate fed on average 2,143 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through NET Vírtua and voice service through NET Fone Via Embratel.

     A substantial portion of our network consists of aerial cables (as opposed to buried cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee.

     In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed-line telephone companies. We are required to pay Telemar a monthly fee in Belo Horizonte under this lease.

     We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2007, of 3,224 employees, as well as by employing independent contractors.

MMDS

     In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with approximately 39,000 subscribers. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

Customer Care

Customer Service and Management of Churn

     TNL Contax S.A., or Contax, has been our outsourced customer service supplier to operate our customer service centers, with aggressive targets for service quality since 2003.

     We believe that, by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Historically, our annual churn rate for pay-television and broadband Internet services has been in the range of approximately 12% to 14% since 2003, but increased to approximately 15% and 17%, respectively, due to our acquisition of Vivax, which historically had a higher churn rate than us, as indicated in the table below:

Year	Churn Rate

	Pay Television	Broadband Internet
2007	15.4%	17.1%
2006	13.4%	13.8%
2005	13.8%	13.9%
2004	12.8%	12.0%
2003	13.8%	12.1%

     In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Our annual bad debt expense, as a percentage of revenue, has been stable since 2003, as indicated in the table below:

Bad Debt as a Percentage of Net
Year	Revenues

2007	1.3%
2006	1.2%
2005	1.2%
2004	1.2%
2003	1.4%

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

     Among our long-term marketing objectives is to increase our market penetration, subscriber loyalty and our growth in revenue per household. Over time, we expect our subscribers to view their cable connection as the best “pipeline” to the home. To achieve this objective, we are pursuing the following strategies:

• introducing new value-added services;

• designing offerings to enable greater opportunities for subscriber entertainment choices;

• packaging product offerings to promote the sale of premium services and niche programming and to provide attractive price/value options;

• targeting marketing opportunities based on demographic data; and

• employing the “NET”, “NET Vírtua”, “NET Digital”, “NET Digital HD” and “NET Fone Via Embratel” brand names to promote subscriber awareness and loyalty.

     To increase subscriber penetration and to introduce more value added services to our customers, we use coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail, retail sales, condominium sales channels and outsourced customer service centers. Each of these marketing techniques focuses on minimizing our cost of acquisition of new customers.

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

Competition

     According to Pay-TV Survey No. 133, published in March, 2008, we provided service to approximately 46% of Brazil’s pay-television subscribers as of December 31, 2007. In addition to other pay-television providers, such as DTH, we compete with broadcast television and sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition have emerged as a result of changing technology and approval by regulatory authorities, which allowed telecommunications companies to enter the cable television market and may allow regional telecommunication companies to merge. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

     The following describes our key sources of competition:

Broadcast Television

     Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 50 million urban television households as of December 31, 2006, according to www.teleco.com.br, a website that furnishes telecommunications data. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

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

     On March 7, 2006, a large telecommunication company that operates primarily in the State of São Paulo was granted a license to provide DTH services. Although this telecommunication company will use two different infra-structures to provide a combined package of video, broadband and voice, it will be seen as a triple-play provider and consequently a competitor in this market.

Cable Overbuilds

     According to Pay-TV Survey No. 133, as of December 31, 2007, the Brazilian cable industry consisted of 48 cable operators in approximately 200 municipalities, serving an estimated 2.7 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in the cities of São Paulo, Curitiba, Florianópolis, Pelotas, Santos and Belo Horizonte. In 2007, Anatel approved the acquisition of cable companies by two major telecommunications companies, which has increased competion, particulary in the triple play market, from telecommunications companies.

MMDS

     Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 133, as of December 31, 2007, it was estimated that MMDS accounted for approximately 6% of pay-television services in Brazil. We accounted for approximately 12% of all MMDS subscribers in Brazil.

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

Broadband

     Broadband Internet access is currently being offered in Brazil primarily by telecommunications companies and cable television operators. Cable technology has a competitive advantage over asymmetric digital subscriber line, or ADSL, technology. In addition to higher speeds, broadband cable modem subscribers can download and upload at the same speed while ADSL subscribers experience asymmetrical speeds between download and upload.

Voice

     Voice services are currently being offered in Brazil primarily by fixed line and wireless telecommunications companies. In addition, our voice product competes with other voice over IP providers.

Licenses

     We currently hold 81 licenses to operate pay-television systems in 79 cities. Three of these licenses are for MMDS service and the remaining 78 are for cable services.

     The licenses are issued on a non-exclusive basis by Anatel, the national communications agency. The licenses are for a term of 15 years and are automatically renewable, subject to:

• satisfactory fulfillment of all technical and financial requirements for establishing a network and operating the business;

• compliance with applicable laws and regulations; and

• the payment of a fee.

Description of Property

     We own most of the fixed assets essential to our operations. As of December 31, 2007, our major fixed assets were:

• 43,523 kilometers of cable, of which 10,403 kilometers have fiber-optic capability;

• set-top boxes and cable modems for subscribers’ homes;

• electronic transmission, receiving, processing and distribution equipment;

• microwave equipment; and

• antennas.

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

     Ordinance No. 250, which was suspended by Ordinance No. 36, approximately 15 months after its enactment, regulated the distribution of television signals, or DISTV, by physical means (i.e., by cable television) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance No. 250, the Ministry of Communications granted 101 authorizations to local operators to commercially exploit DISTV services. Although Ordinance No. 250 did not specifically address cable television services, a number of DISTV operators, including our own cable operating subsidiaries, began to offer cable television services based on DISTV authorizations. With the issuance of Ordinance No. 36 in March 1991, the Ministry of Communications suspended Ordinance No. 250; however, the DISTV authorizations issued during the preceding 15 months remained valid. Proposed regulations relating to cable services were submitted for public comment by the Ministry of Communications at the same time Ordinance No. 36 was issued, but were never adopted and no further regulatory action was taken until the enactment of Law No. 8,977 in 1995. Law No. 8,977, together with Decree No. 2,206 and Ordinance No. 256, which provide detailed procedures for the implementation of Law No. 8,977, constitute the current regulatory framework for cable television services in Brazil.

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

     Law No. 8,977 and Decree No. 2,206 regulate programming content and access to cable systems. In addition to channels allocated for unrestricted programming, a cable television operator is required to make available in its service area channels in the following categories: (i) basic channels for use free of charge; (ii) channels devoted to occasional services; and (iii) channels devoted to permanent services. A cable operator must provide access free of charge for the following basic channels:

• channels for the distribution of programming by local uncodified VHF and UHF broadcast stations;

• a channel for transmitting the sessions and proceedings of state and municipal legislatures;

• a channel for transmitting the sessions and proceedings of the federal House of Representatives;

• a channel for transmitting the sessions and proceedings of the federal Senate;

• a channel for use by local universities;

• a channel for use by federal, state and municipal bodies for cultural and educational purposes;

• a community channel for use by local non-profit private institutions; and

• a channel for use by the Brazilian Supreme Court.

     In addition to the above, Bill of Law PLV 2/08 was approved by the Senate on March 12, 2008 and remains subject to the President’s approval. This bill creates “TV Pública” (a public television entity) and requires that pay-television operators make available within their service areas two new channels, in addition to those already required by Law No. 8,977:

• a channel for use by Empresa Brasileira de Telecomunicação, a company created in 2007 by the Brazilian federal government to manage their radio and television channels; and

• a channel for use by the official broadcaster of the Executive Branch.

     A cable operator must reserve at least two channels for occasional services, which are dedicated to the transmission of seminars, public protests and demonstrations, meetings of Congress and similar events of public interest. Thirty percent of a cable system’s available channels must be reserved for “permanent services.” Permanent services are dedicated to the transmission of programming produced by companies which are not affiliated with the cable television operator. Channels for occasional or permanent services must be publicly offered by the operator, and compensation of the operator is to be established pursuant to market practices and costs involved in the rendering of such services.

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

     Anatel may revoke a license upon the issuance of a judicial decision, after due process, if the licensee:

• lacks the technical, financial or legal capacity to continue to operate a cable system;

• is under the management of individuals, or under the control of individuals or corporations, who, according to Law No. 8,977, do not qualify for such positions;

• has its license transferred, either directly or by virtue of a change in control, without the prior consent of Anatel;

• does not start to provide cable services within the time limit specified by Law No. 8,977; or

• suspends its activities for more than 30 consecutive days without justification, unless previously authorized by Anatel.

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

• Customer Service Goals. We are required to comply with the following four goals:

1. Respond to complaints from subscribers within 7 business days;

2. Reduce subscriber wait time to less than 20 minutes at our customer relations departments;

3. Achieve certain levels of total received subscriber calls; and

4. Respond to subscriber calls received at our call centers within 20 seconds.

• Billing Goal. We are required to comply with the following goal:

1. Do not exceed certain levels of incorrect bills.

• Service Continuity Goals. We are required to comply with the following two goals:

1. Solve any service interruption within 24 hours; and

2. Solve subscriber requests for necessary equipment repairs within 24 hours.

     In addition, if we do not comply with PGMQ goals, Anatel may impose on us several penalties, such as warnings, fines, temporary suspensions and revocation of our licenses. We are in compliance with this resolution since it took effect in July 2006.

     On December 3, 2007, Anatel issued Resolution no. 488, wich will be effective June 2008, creating the Administrative Act for the Protection of Pay-Television Subscribers (Regulamento de Proteção e Defesa dos Direitos dos Assinantes dos Serviços de Televisão por Assinatura). Prior to the issuance of Resolution 488, a subscriber of our pay-television services was charged according to the number of outlets at this home. Resolution 488 requires that pay-television providers charge an individual subscriber for no more than one outlet at the same home. Pay-television providers may, however, charge subscribers for installation, activation and maintenance of additional connections. In order to comply with Resolution 488, we have begun to modify our pay-television subscription fee structures. See “Item 3. Risk Factors – Risks Related to Our Business – We may not be able to continue charging our customers for more than one pay-television outlet per household.” In addition Resolution 488::

• Requires that we operate a toll free number for the submission of complaints; and

• Establishes the right of subscribers to suspend our services at no charge for up to 120 days every year.

     The Brazilian Congress is currently discussing a number of bills which, if enacted, could significantly modify the regulatory framework applicable to our company and our business. For example, Bill 29 proposes to require that at least 50% of the programming distributed through mass electronic communication systems be Brazilian, of which 10% must be produced by independent Brazilian programmers. In addition, Bill 29/2007 would allow telecommunication companies to provide mass electronic communication services and eliminate foreign ownership limitations on telecommunication companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. This bill is currently at a preliminary stage and it is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business.

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

High-speed cable data services

     Law No. 8,977, Decree No. 2,206 and Anatel Resolution 190, issued in November 1999, authorize cable television operators such as Net Serviços to:

• furnish video and audio signals on their cable networks; and

• utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, price and other data.

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

Legal Proceedings

     We are party to several tax, civil and labor proceedings, both administrative and judicial, arising out of our regular course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel. With respect to labor proceedings, liabilities are based on the monthly average of payments, including all taxes and charges payable, corresponding to the labor proceedings settled over the past 24 months.

     We have increased the amount reserved to cover losses with respect to the tax, civil and labor proceedings to which we are a party from US$269.6 million as of December 31, 2006 to US$379.9 million as of December 31, 2007. Of this increase, US$62.8 million is related to legal proceedings to which Vivax is a party.

     The table below sets forth the reserves established for administrative and judicial tax proceedings, civil litigations and labor proceedings as of December 31, 2007:

(US$ in millions)

Tax related matters	$ 339,531
Labor related matters	23,228
Civil related matters	17,187

Total	$ 379,946

     Of the US$379.9 million of liabilities listed above, US$135.2 million is currently being disputed in court and US$244.7 million relates to administrative proceedings, which have been brought against us and judicial or administrative proceedings which may be brought against us in the future. As of December 31, 2007, we have made judicial deposits in an aggregate amount of US$96.6 million related to such proceedings and disputes.

Administrative tax proceedings

IOF

     We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have recorded liabilities in the amount of US$32.1 million with respect to the IOF. If we are assessed IOF on the transfers by the Federal Internal Revenue, the assessment could materially and adversely affect our cash flow.

IRPJ and CSLL

     In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, which was merged into Net São Paulo in 2004, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltda. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. In May 2007, the lower court decided to uphold the tax assessment notices and Net São Paulo appealed from the decision. Currently, Net São Paulo is awaiting a decision on its appeal, and it has recorded liabilities of US$6.8 million with respect to this matter.

ICMS

     In March 2006, the Secretary of the Internal Revenue Service of the State of Rio de Janeiro issued several tax assessment notices against Net Rio claiming that Net Rio has excluded subscription fee payments from the ICMS tax basis. The aggregate amount Net Rio allegedly owes is US$5.0 million. In its defense, Net Rio has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, the subscription fee payments should not be considered as ICMS taxable income. Net Rio has recorded liabilities in the amount of US$3.9 million through December 31, 2007 with respect to the tax assessment notices assuming an ICMS tax rate of 5%, which is the tax rate charged on cable television services. Tax authorities assume an ICMS tax rate of 25%. Five of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, Net Rio deposited with the court US$2.8 million and has provided a guarantee of US$12.1 million in order to continue the appeal process.

     Net Rio also received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of US$29.1 million relating to the ICMS tax. The State Tax Authority alleged that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio lost its rate reduction benefit. Supported by the opinion of external legal counsel, Net Rio presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. In May 2005, Net Rio obtained an unfavorable decision at the lower court with respect to the administrative defense. In June 2005, Net Rio filed an appeal to this decision.

     Additionally, Net Rio filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio obtained an unfavorable decision by the lower and higher judicial court for the assessed period, with the exception of the period between October and December, 2001, for which Net Rio has recorded liabilities in the amount of US$16.1 million, which is guaranteed by a bank bond. Currently Net Rio is waiting for the enforcement of this tax liability.

IRRF

     In September 2003, the Federal Internal Revenue imposed a tax assessment of US$14.3 million on Net Rio, alleging that it owes withholding income tax, or IRRF, as a result of an alleged inter-company loan between it and us. Net Rio has appealed this tax assessment on the basis that it did not engage in an inter-company loan with us but under a central cash management agreement. Net Rio has recorded liabilities in the amount of US$7.2 million with respect to this tax assessment through December 31, 2007. In March 2006, the lower court decided that Net Rio should pay only for the fines. In May 2007, Net Rio appealed at the higher court and obtained a favorable decision.

     On July 6, 2007, the Brazilian Federal Income Office issued an IRRF notice of infraction against our subsidiary Net Rio in the amount of US$11.1 million. The notice alleges a difference between the real value and the stated value of Net Rio’s income from August 2003 through March 2007. In August 2007, Net Rio submitted filed an appeal to this tax assessment with the Administrative Sector of the Brazilian Federal Income Office.

Other

     On June 28, 2004, the Municipal Treasury of the City of Santo André issued a Service Taxes (ISS) tax deficiency notice against Vivax S.A. in the amount of US$26.9 million, alleging that Vivax S.A. provided “entertainment services,” and not “communication services,” and therefore was required to pay ISS taxes on such services from January 1999 through March 2004 instead of the ICMS taxes it has paid. On January 24, 2005, the Municipal Treasury of the City of Santo André ruled against Vivax S.A. An appeal is pending at the administrate level.

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

Judicial Tax Proceedings

Shadow tax

     Since 1999, several Brazilian municipalities, which currently represent approximately 66% of our homes passed, passed legislation imposing a tax on the use of public thoroughfares, including the installation and passage of cables. This municipal tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. The municipalities currently imposing such a “shadow” tax include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos, Brasília, Curitiba, Porto Alegre and Campo Grande. The tax generally applies to power companies and telecommunication companies, among others.

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

     In Rio de Janeiro, we won our case in the lower court. However, this decision was reversed on appeal. We are still awaiting a decision on our appeal from the higher court.

     In São Paulo, there have been three different decrees imposing a shadow tax. We filed an injunction in the lower court opposing the first decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. We also filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has since been modified by a third decree. We thus filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. In November 2006, we appealed this decision.

     With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. Our subsidiary Vivax has filed eight lawsuits against eight different municipalities: Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté and São José dos Campos. Vivax has obtained seven lower court favorable decisions. The municipalities have filed an appeal at the higher court. In Limeira, the lower court decision was unfavorable and Vivax has filed an appeal at the higher court.

     We have not made any reserves for the payment of the shadow tax. The tax varies in each municipality and it is calculated per meter of installed cable. We have approximately 24,000 kilometers of installed cable in the municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If our appeals fail and we are required to pay this tax, our operating results would be materially and adversely affected.

Income tax retained on earnings

     We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of US$20.6 million on those transactions. Of this amount, US$6.6 million has been deposited into court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining US$14.0 million. In the event of an unfavorable decision, the remaining US$14.0 million will be collected and accounted for as a tax credit available to offset future income tax liabilities of that entity.

ICMS

     The ICMS tax is a value-added tax levied at rate of 10% on pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Based on Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this dispute, we have recorded the liabilities and deposited into escrow amounts at the rates of 7.5% for 2000 and 10% since 2001. As of December 31, 2007, we had US$23.7 million in court deposits with respect to this matter.

IPI

     The Federal Internal Revenue has imposed a tax assessment of US$9.1 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Import Duty, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. In May 2005, the court decision was favorable to Reyc but the Federal Internal Revenue made an appeal against the decision with a higher court. Reyc has recorded a liability in the amount of US$5.1 million with respect to this tax assessment. In spite the lawsuits filed by us, the Federal Internal Revenue started a judicial procedure pleading the enforcement of the tax liability in the amount of US$11.9 million.

     On March 3, 2007, the Attorney-General of the National Treasury issued an Import Duty federal tax assessment against our subsidiary Reyc in the amount of US$9.7 million alleging a tax payment deficiency as a result of errors in classification of imported goods. On February 14, 2007, the Attorney-General of the National Treasury requested that the Federal Fiscal Enforcement Agency of the City of Florianópolis disregard the corporate entity of Reyc in order to be able to hold Net, Net’s subsidiaries and Net’s shareholders liable for any judgment. On the same day, Reyc requested that a portion of the claim be suspended due to a decision of Federal Justice Court of the State of Santa Catarina, granting Reyc an annulment of the claim in the amount of US$9.7 million based on the finding that Reyc’s classifications were correct. An administrative decision from the Federal Fiscal Enforcement Agency of the City of Florianópolis is pending.

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

     We have obtained unfavorable decisions for Net Campo Grande and Net Sorocaba. In both cases, we settled an agreement with the General Attorney’s office to reimburse current and former subscribers in the amount which we increased in their monthly subscription. Net Campo Grande has totally fulfilled the agreement and Net Sorocaba is in process of fulfillment. All others are waiting for their respective court decisions.

     We recorded liabilities of US$3.6 million for the 20 lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our cash flow would be materially and adversely affected.

Lawsuits related to signal scrambling and Internet access

     An action was brought in August 2002 by the consumer defense organization Associação Brasileira de Defesa do Consumidor, or ANADEC, against Net São Paulo Ltda., Net Sorocaba Ltda., Net São José do Rio Preto Ltda., Net São Carlos S.A., Net Piracicaba Ltda., Net Indaiatuba Ltda., Net Franca Ltda., Net Campinas Ltda. and Net Baurú Ltda., all of which are located in the State of São Paulo, whereby plaintiffs seek to prevent the subsidiaries from scrambling their cable signals. Plaintiffs claim that while such scrambling may help prevent piracy, it interferes with picture-in-picture television viewing and with the recording of programs when using a VCR, specifically when the viewer is watching one program while trying to record a second program. In February 2005, our subsidiaries obtained a favorable decision regarding this action. This action is currently before the appeals court, and no liabilities have been recorded with respect to this action.

     An action was brought in October 2002 and April 2004 by the consumer defense organization, Instituto Brasileiro de Defesa do Consumidor, or IDEC, and a federal public attorney, respectively, against Net Belo Horizonte Ltda. and in November 2002 by the consumer defense organization IDEC against Net São Paulo Ltda. whereby plaintiffs seek to prevent the subsidiary from requiring that subscribers connecting to the Internet through NET Vírtua also maintain a contract with an Internet service provider. The action brought before the lower court of São Paulo obtained a favorable decision. IDEC appealed to the higher court and waits for a decision. In regard to the action brought before the lower court of Minas Gerais no decision has been made yet. No liabilities have been recorded with respect to these actions.

ECAD settlement

     In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2007, our subsidiaries have recorded the liabilities and deposited into court the aggregate amount of US$30.9 million.

Labor Proceedings

     We and our subsidiaries are party to 948 judicial labor proceedings. We recorded liabilities with respect to labor proceedings in the total amount of US$23.2million. We have made deposits into court in the amount of US$6.2 million. The majority of these claims relate to overtime pay, wage disparity and failure to pay commissions. We have also been named as a co-defendant in complaints filed by employees of companies with which we contract for services on the theory that we should be held responsible for the liabilities of such companies to their employees when the companies fail to meet their liabilities. In the majority of such actions, we have been found secondarily liable. As of December 31, 2007, we had 419 complaints filed against us by our former employees and 529 complaints filed against us by employees of other companies.

     On December 13, 2007, the Labor Public Prosecutor for the State of Rio Grande do Sul filed a claim against our subsidiary Net Sul Comunicações Ltda. in the Fourth Regional Court of the State of Rio Grande do Sul. The claim, relating to alleged health hazard conditions in the workplace, seeks US$11.3 million from Net Sul Comunicações Ltda. On December 20, 2007, we received a 90-day extension to the notification period, which allows it to correct the alleged conditions within that period. We asked for an extension to the 90-day notification period and we are waiting for a response. We have begun to investigate the allegations and to take steps to correct any infractions.

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

Organizational Structure

     We were incorporated in 1994 as a sociedade anônima, or corporation, under Law 6,404/76 of the Federative Republic of Brazil. We are currently a publicly-held corporation (sociedade por ações) registered with the CVM. We are registered in the commercial registry of the State of São Paulo under number 35.300.177.240. Our registered office is located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, telephone +55 11 2111-2785.

     We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2007:

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
		(percent)	(percent)
Consolidated entities
Net Belo Horizonte Ltda.	Brazil	-	100.00
Jonquil Ventures Ltda.(*)	British Virgin Islands	-	-
Net Brasília Ltda.	Brazil	-	100.00

	Jurisdiction of

	Incorporation or	Direct

Name of Subsidiary	Organization	Interest	Total Interest

Net Rio Ltda.	Brazil	100.00	100.00
Net Recife Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	97.40	100.00
Net Campinas Ltda.	Brazil	-	100.00
Net Indaiatuba Ltda.	Brazil	100.00	100.00
Net São Carlos Ltda.	Brazil	100.00	100.00
Net Franca Ltda.	Brazil	100.00	100.00
Net Sul Comunicações Ltda.	Brazil	100.00	100.00
Reyc Comércio e Participação Ltda.	Brazil	26.94	100.00
Net Anápolis Ltda.	Brazil	-	100.00
Net Bauru Ltda.	Brazil	9.06	100.00
Net Campo Grande Ltda.	Brazil	-	100.00
Net Goiânia Ltda.	Brazil	-	100.00
Net Piracicaba Ltda.(*)	Brazil	-	-
Net Ribeirão Preto Ltda.	Brazil	12.07	100.00
Net São José do Rio Preto Ltda.	Brazil	-	100.00
Net Sorocaba Ltda.	Brazil	-	100.00
Horizonte Sul Comunicações Ltda.	Brazil	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	Brazil	-	100.00
Antenas Comunitárias Brasileiras Ltda.	Brazil	-	100.00
Net Paraná Comunicações Ltda.	Brazil	-	100.00
Net Joinville Ltda.(*)	Brazil	-	-
Net Florianópolis Ltda.	Brazil	78.14	100.00
Net Maringá Ltda.	Brazil	-	100.00
Net Arapongas Ltda.	Brazil	-	100.00
TV Cabo Criciúma Ltda.	Brazil	40.00	100.00
Net Curitiba Ltda. (*)	Brazil	-	-
Net Londrina Ltda.	Brazil	86.45	100.00
Brasil TV Cabo Participações S.A. (*)	Brazil	-	-
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de Jundiaí Ltda.)	Brazil	100.00	100.00
Vivax Ltda. (formerly Vivax S.A.)	Brazil	100.00	100.00
Canbras TVA Cabo Ltda.	Brazil	-	100.00
Horizon Line Brasil Ltda.	Brazil	8.18	100.00
TV Eucalípto Ltda.	Brazil	-	100.00
614 TVH Vale S.A.	Brazil	-	100.00
TV Mogno Ltda.	Brazil	-	100.00
Jacareí Cabo S.A.	Brazil	-	83.00
____________________

(*) As part of its ongoing corporate restructuring plan, certain dormant companies identified in the table above were merged in 2007.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements included elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See “Forward Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this Form 20-F.

Overview

     We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and one of the largest pay-television operators in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2007, we had approximately 2.5 million connected subscribers in 79 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had approximately 1.4 million subscribers as of December 31, 2007. We also provide voice product through our NET Fone via Embratel service, which had approximately 567,000 subscribers as of December 31, 2007. As of December 31, 2007, our advanced network of coaxial and fiber-optic cable covered over 43,000 kilometers and passed approximately 9.0 million homes and approximately 71% of such network had two-way communication capability. In 2007, we had total revenue of US$1,835.9 million. Our network currently operates in major cities located throughout Brazil, including six of Brazil’s largest cities.

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

     We initially responded to these developments through a recapitalization, completed in the third quarter of 2002, in which our major shareholders converted certain debt obligations into equity and subscribed for new equity shares in an aggregate amount of R$1.2 billion (US$561.3 million). However, as a result of the continuing depreciation of the real against the U.S. dollar and the high real interest rates in the second half of 2002, we determined that, despite the recapitalization, we would be unable to meet our interest and scheduled principal payment obligations in the then near and medium-term. As a result, we ceased to pay interest or scheduled principal on our financial debt in December 2002, and in early 2003, we commenced negotiations with an informal steering committee of our various lenders and debt holders. This process culminated on March 22, 2005 with the conclusion of the restructuring of our outstanding indebtedness. See “Item 4. Information on the Company—History and Development of the Company” for a discussion of the restructuring.

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

     In 2007, we increased our capital expenditures in order to upgrade our network to allow us to expand the regions where we are able to offer our triple-play packages and to expand our digital services. As a result, as of December 31, 2007 our bidirectional network increased to 71% of our total homes passed, compared to 42% as of December 31, 2006. In addition, we spent more on capital expenditures related to subscriber installation as a result of higher number of net additions of subscribers in 2007.

     In 2008 we intend to maintain our subscriber growth, in terms of net additions, at the 2007 level. Key factors that will influence our ability to achieve these objectives include:

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

Acquisition of Vivax

     See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Vivax.”

Acquisition of BIGTV

     See “Item 4. Information on the Company—History and Development of the Company—Acquisition of BIGTV Companies.”

Critical Accounting Policies

     The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results and it requires significant judgments and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined and reviewed by our management. The following accounting policies are the most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 3 to our audited consolidated financial statements included elsewhere in this Form 20-F.

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

Impairment of goodwill

     In accordance with SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets”, we are required to perform an annual impairment review of our goodwill. Our annual impairment analysis, which was performed during the fourth quarter of 2005, 2006 and 2007, did not result in an impairment charges. As of December 31, 2007, we had goodwill on acquisition of consolidated subsidiaries, net of US$ 941.9 million. See “item 3. Risk Factors – Risk Related to our Business – Accounting treatment of goodwill could result in future asset impairments and non-cash operating losses”.

Depreciation and impairment of property and equipment

     At December 31, 2007, the carrying value of our property and equipment and other cable-related long-term assets, net, totaled US$998.9 million, which represented 32.0% of our total assets. This carrying value included costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives associated with the time our subscribers remain connected to our cable network.

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

     In light of the recent upgrades made to our cable plant, we revised the estimated useful lives of specified items of our cable distribution plant as of January 1, 2007. We currently depreciate our cable assets using the straight-line method over an estimated remaining economic useful life of the assets ranging from 5 to 12 years, resulting in a depreciation rate ranging from 8.3% to 20.0% . See note 9 to our audited consolidated financial statements included elsewhere in this Form 20-F.

     The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted cash flows generated from such assets, an impairment loss is recognized for the amount that the carrying value exceeds its fair value. No impairment of fixed assets existed as of December 31, 2005, 2006 and 2007.

     The estimated useful lives of individual items of our cable transmission network are as follows:

Description	Useful life (years)

Cable network	5—12
Optic fiber	12
Decoders	5
Cable modem	5

Income taxes

     Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board, or FASB, Statement No. 109, “Accounting for Income Taxes.” Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statements and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. Establishing valuation allowances requires management to make significant estimates of future taxable income. We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, on January 1, 2007. The adoption of FIN 48 did not have a material impact on our financial statements and did not result in a cumulative adjustment to retained earnings at adoption. We will continue to recognize interest and penalties in interest expense for unrecognized tax benefits. See note 16 to our audited consolidated financial statements included elsewhere in this Form 20-F.

Sources of Revenues

     Monthly subscription fee revenues represent the dominant portion of our net revenues, and sign-on and hook-up fees constitute a relatively minor portion of our net revenues. All of our revenues are denominated in reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees once every 12 months and then only in proportion to the inflation rate measured based on the IGP-M. Our revenues include the following:

  Monthly subscription revenues. Monthly subscription revenues consist of monthly subscription fees paid by pay-television and broadband Internet subscribers. Subscription fees are recorded in the month the service is provided. Substantially all of our revenues come from monthly subscription fees.

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

  Other services revenues. Other services revenues consist of sales of our voice services, programming guide, programming package upgrades, technical support services, disconnection/reconnection services, fiber optic rental services and other services. Other services revenues are recorded in the month the service is provided.

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

     See “Item 3. Risk Factors – Risks Related to Our Business – We may not be able to continue charging our customers for more than one pay-television outlet per household.”

Taxes and Other Deductions from Revenues

     Taxes and other deductions from revenues are directly linked to our volume of subscription sales. Except for the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, and the Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTEL, each of the taxes described below is passed on to our subscribers as part of their subscription fee. Note that our business is also subject to other taxes that are not deducted from revenues. Taxes and other deductions from revenues consist of:

  ICMS value-added tax. In São Paulo, Santa Catarina, Rio Grande do Sul, Amazonas and Distrito Federal, the ICMS tax is levied at a rate of 25%. In Minas Gerais, Paraná, Goiás and Rio de Janeiro, the ICMS tax is levied at a rate of 18%, 27%, 29% and 30%, respectively. However, for pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except the state of Rio Grande do Sul, where the rate is 12%.

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

Operating Costs and Expenses

     Our most significant operating expenses are:

  Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2007, 25.1% of our net operating revenues. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

  The programming fees we pay are generally highest with respect to the programs obtained for our Gold and Silver digital programming packages and for our Advanced analog programming packages.

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

  Depreciation of cable network. Due to the investments we have made in our cable and broadband networks, we face significant annual depreciation costs. Our depreciation costs are affected by changes in the real/U.S. dollar exchange rate. We maintain all accounting records in our functional currency, reais, and we translate the amounts to U.S. dollars for reporting purposes. Appreciation of the real will result in higher depreciation amounts when expressed in U.S. dollars. See “Depreciation and Amortization” directly below.

The following are the principal factors that influence our operating costs:

  Programming costs. We pay programming costs on a per subscriber base. We expect programming costs to remain as our main cost. Our ability to maintain a good relationship with our programming suppliers and keep prices at attractive levels are important factors for the profitability of our business.

  Selling expenses. In 2007, selling expenses presented a slightly increase compared to 2006 levels due to higher subscriber base growth. In 2008, we expect to maintain the growth level and selling expenses presented in 2007.

Depreciation and Amortization

     We depreciate our cable network and fiber optic cable assets using the straight line method, over the estimated economic useful life of the assets. We estimate the useful life of our cable plant from 5 to 12 years for our cable network and 12 years for our fiber optic cable, resulting in annual depreciation rates of 8.3% to 20.0% and 8.3%, respectively.

     As of January 1, 2006, based on the estimated average period that subscribers are expected to remain connected to our system, we have revised the estimated economic useful lives of sign-on and hook-up fee revenue and related direct selling expenses from ten to six years.

     On January 1, 2007, in light of the recent upgrades made to the cable plant, we changed the estimated useful lives of specified items of our cable distribution plant as follows:

	Useful life	Useful life
	revised in 2007	in 2006
Description	(In years)	(In years)

Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures and fittings and other equipment	10	5 – 10
Data processing equipment	3	5

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

  Financial expenses, net. Financial expenses consist principally of the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts; IOF tax on financial operations; and losses from hedge positions. Beginning January 1, 2008, the Brazilian federal government no longer has authority to levy the CPMF.

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

Results of Operations

Functional and reporting currencies and exchange rate variations

     While we maintain our financial records in reais, our reporting currency is U.S. dollars. Changes in the value of the real against the U.S. dollar have had and will continue to have material effects on our results of operations and the value of our assets and liabilities denominated in reais. We discuss these effects in detail under “—Brazilian Economic Environment—Effects of Inflation and Exchange Rate Fluctuations.”

Unaudited Pro Forma Condensed Statement of Income

     On June 11, 2007, we acquired control of Vivax. The acquisition has been accounted for as a purchase and the financial results of Vivax have been consolidated with our consolidated financial statements beginning June 1, 2007. Also, on November 1, 2007, we acquired the remaining 50% of Net Jundiaí, a previously jointly controlled entity, and consolidated Net Jundiaí with our consolidated financial statements since that date. This transaction was also accounted for using the purchase method. Prior to the acquisition dates, we recorded the equity income from Vivax and Net Jundiaí in our consolidated statement of income.

     The following table sets forth our unaudited pro forma consolidated statement of income for the year ended December 31, 2007. A pro forma condensed balance sheet as of December 31, 2007 has not been presented as the acquisition of Vivax and Net Jundiaí were already reflected in our audited consolidated balance sheet as of that date. The unaudited pro forma consolidated statements of income has been derived from our audited historical consolidated statement of income for the year ended December 31, 2007 to give effect to our acquisitions of Vivax and Net Jundiaí, as if each of these acquisitions had occurred on January 1, 2007. Amounts for Vivax and Net Jundiaí have been derived from the pre-acquisition accounting records of the entities for the period January 1, 2007 to May 31, 2007 and for the period January 1, 2007 to October 31, 2007, respectively (the “Pre-Consolidation Periods”). The pro forma consolidation adjustments eliminate equity income from each of Vivax and Net Jundiaí during the Pre-Consolidation Periods.

     In the opinion of our management, all adjustments necessary to present fairly this pro forma consolidated statement of income have been made. The unaudited pro forma condensed statement of income is presented for informational purposes only and may not be indicative of either the results that actually would have occurred if the two acquisitions had occurred as of January 1, 2007 or our future results. In particular, the pro forma adjustments are not intended to reflect any operating efficiencies, cost savings or other synergies that may be achieved with respect to the combined operations.

	Historical Audited Consolidated Net Serviços	Vivax	Net Jundiaí		Pro-forma Consolidated Net Serviços

	Year ended December 31, 2007	January 1, 2007 to May 31, 2007	January 1, 2007 to October 31, 2007	Adjustments	Year ended December 31, 2007

Total revenue	1,835,911	101,338	11,403	-	1,948,652
Taxes and other deductions from
revenues	(415,006)	(26,913)	(2,161)	-	(444,080)

Net operating revenue	1,420,905	74,425	9,242	-	1,504,572

Programming and other
operating costs	(685,147)	(24,973)	(4,454)	-		(714,574)
Selling, general and
administrative expenses	(345,879)	(20,953)	(1,549)	-		(368,381)
Depreciation and amortization	(207,188)	(11,456)	(978)	-		(219,622)
Other income (expense)	(7,446)	(1,707)	(206)	(3,919)	(a)	(13,278)

Total operating costs and expenses	(1,245,660)	(59,089)	(7,187)	(3,919)		(1,315,855)

Operating income	175,245	15,336	2,055	(3,919)		188,717
Other income (expenses):
Monetary indexation, net	(53)	(98)	(4)	-		(155)
Gain on exchange rate, net	28,150	95	4	-		28,249
Interest expense	(61,891)	(5,055)	(291)	-		(67,237)
Interest income	37,682	3,152	527	-		41,361
Financial expense, net	(35,603)	(1,661)	189	-		(37,075)

Total other income (expenses), net	(31,715)	(3,567)	425	-		(34,857)

Income before income taxes	143,530	11,769	2,480	(3,919)		153,860

Income taxes (expense)	(21,376)	(3,504)	(709)	-		(25,589)

Net income	122,154	8,265	1,771	(3,919)		128,271

___________________________
(a) Elimination of equity income from each of Vivax and Net Jundiaí during the respective Pre-Consolidation Periods reflected in our historical audited consolidated statement of income for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     The Company’s accounts are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards SFAS no.52 “Foreign Currency Translation” using the real as the functional currency and the U.S. dollar as the reporting currency. In accordance with US GAAP, revenues, expenses, gains and losses are translated from Brazilian reais to U.S. dollars using the average exchange rate for the period, which for the twelvemonth period ended on December 31, 2006 was R$2.1679 per US$1.00 and for the twelve-month period ended on December 31, 2007 was R$1.9479 per US$1.00. Based on a comparison of such average exchange rates, the real appreciated 10.1% against the U.S. dollar in 2007 versus 2006, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in Brazilian reais. As a result, the real appreciation materially impacted each of the line items described below.

     Our acquisition of Vivax has been accounted under the purchase method and the financial results of Vivax have been consolidated with our audited consolidated financial statements beginning on June 1, 2007.

Total revenue

     Total revenue increased by 60.4% to US$1,835.9 million in 2007 compared to US$1,144.7 million in 2006. This increase was principally due to our pay-television, broadband Internet and voice subscriber base growth, which increased from approximately 1,812,000, 727,000 and 182,000 subscribers in 2006, respectively, to approximately 2,475,000, 1,423,000 and 567,000 subscribers in 2007, respectively. The impact of the acquisition of Vivax was an increase of US$173.7 million in total revenue.

Taxes and other deductions from revenues

     For 2007, services and other taxes totaled US$415.0 million, an increase of 70.2% compared to US$243.8 million in 2006. This increase is related to the increase in taxes resulting from higher revenues. Additionally, this increase reflects the higher volume of discounts and the increase in taxes due to broadband Internet revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. See “—Overview—Critical Accounting Policies—Taxes and Others Deductions from Revenues” for a discussion of ICMS rates applicable to the individual services and products. As a percentage of total revenues, taxes and other deductions from revenues increased to 22.6% in 2007 from 21.3% in 2006. The impact of the acquisition of Vivax was an increase of US$46.3 million in taxes and other deductions from revenues.

Programming (third party providers and related parties) and other operating costs, excluding depreciation and amortization

     In 2007, our programming costs for third party providers and related parties totaled US$356.7 million, an increase of 41.2% compared to US$252.7 million in 2006. This increase was due to the increase in our subscriber base and the increase in programming costs reflecting the price adjustment by the IGP-M inflation rate. As a percentage of net operating revenue, programming costs decreased to 25.1% for 2007 compared to 28.1% in 2006, as a result of increased broadband Internet revenues as a percentage of total revenue.

     Other operating costs increased by 79.2% to US$328.5 million in 2007 compared to US$183.3 million in 2006, primarily due to higher network expenses, such as electricity, expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth and an increase in the number of employees in our call center to service a greater number of subscribers, to address a broader array of products and services and to assure quality of customer services. As a percentage of net operating revenue, other operating costs increased to 23.1% in 2007 compared to 20.3% in 2006. The impact of the acquisition of Vivax was an increase of US$66.1 million in programming costs (third party providers and related parties) and other operating costs, excluding depreciation and amortization.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 51.8% to US$345.9 million in 2007 compared to US$227.9 in 2006. The increase was primarily due to higher selling expenses, which increased to US$146.0 million in 2007 from US$81.4 million in 2006, as a result of higher sales commissions and marketing and telemarketing activities and due to expenses incurred in connection with integrating Vivax. In addition, in 2007 the number of employees increased by 60%, of which 21% was due to our acquisition of Vivax, when compared to 2006. As a percentage of net operating revenue, selling, general and administrative expenses decreased to 24.3% in 2007 compared to 25.3% in 2006. The impact of the acquisition of Vivax was an increase of US$35.2 million in selling, general and administrative expenses.

Depreciation and amortization

     In 2007, depreciation and amortization expenses increased 176.3% to US$207.2 million compared to US$75.0 million in 2006. On January 1, 2007, in light of the upgrades made to the cable plant, we changed the estimated useful lives of specified items of our cable transmission network. In 2007, this change resulted in an increase of US$66.4 million in depreciation expenses. The remaining increase in depreciation and amortization expenses was primarily a result of our consolidation of Vivax beginning June 1, 2007 and capital investments in our network. The impact of the acquisition of Vivax was an increase of US$17.1 million in depreciation and amortization expenses.

Monetary indexation, net; gain on exchange rate, net

     Our combined monetary indexation, net, and gain on exchange rate, net, increased 208.8% to a gain of US$28.1 million in 2007 from a gain of US$9.1 million in 2006. This result was mainly due to appreciation of the Brazilian real against the U.S. dollar in 2007, especially the exchange rate related to our dollar-denominated perpetual bonds, which were issued on November 17, 2006 and therefore did not materially impact our results in 2006. The impact of the acquisition of Vivax was an increase of US$1.0 million in monetary indexation, net; gain on exchange rate, net.

Interest expense, financial expense, net and interest income

     Combined interest expense, financial expense, net and interest income increased by 236.0% to an expense of US$59.8 million in 2007 compared to an expense of US$17.8 million in 2006. This increase was primarily due to a decrease in interest income due to a gain on extinguishment of liabilties in the total amount of US$33.0 million in 2006 in connection to the full payment of our restructured debt and due to higher financial expenses relating to the CPMF tax in 2007 and interest expense related to our perpetual bonds, which were issued on November 17, 2006. The impact of the acquisition of Vivax was an increase of US$9.0 million in interest expense, financial expense, net and interest income.

Income taxes benefit (expense)

     In 2007, we recorded income tax expense of US$21.4 million compared to income taxes benefit of US$40.8 million in 2006. Partial reversal of valuation allowances on net operating losses carryfowards, whose realization became more likely than not, resulted in tax credits in 2006. In addition, under Brazilian law, income tax is levied at the subsidiary level and some of our subsidiaries experienced an increase in operating income in 2007 compared 2006, and therefore recorded increased income tax expense. The impact of the acquisition of Vivax was not material in income taxes benefit (expense).

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

     The Company’s accounts are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency and the U.S. dollar as the reporting currency. In accordance with US GAAP, revenues, expenses, gains and losses are translated from Brazilian reais to U.S. dollars using the average exchange rate for the period, which for the twelvemonth period ended on December 31, 2005 was R$2.4125 per US$1.00 and for the twelve-month period ended on December 31, 2006 was R$2.1679 per US$1.00. Based on a comparison of such average exchange rates, the real appreciated 10.1% against the U.S. dollar in 2006 versus 2005, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in Brazilian reais. As a result, the real appreciation materially impacted each of the line items described below.

Total revenue

Total revenue increased by 40.3% to US$1,144.7 million in 2006 compared to US$815.9 million in 2005. This increase was principally due to our pay-television and broadband subscriber base growth by 18% and 98% in 2006 versus 2005, respectively, higher sales from our pay-per-view alternatives and the real appreciation.

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

Programming (third party providers and related parties) and other operating costs, excluding depreciation and amortization

     In 2006, programming costs (third party providers and related parties) totaled US$252.7 million, an increase of 26.7% compared to US$199.5 million recorded in 2005. This increase was due to the increase in our subscriber base, the increase in programming costs reflecting the price adjustment by the IGP-M inflation rate and the real appreciation. As a percentage of net operating revenues, programming costs decreased to 28.1% in 2006 compared to 30.2% in 2005.

     Other operating costs increased by 40.8% to US$183.3 million in 2006 compared to US$130.2 million in 2005, primarily due to higher network expenses, such as electricity, and expenses incurred in contracting with third parties for additional bandwidth to support our broadband Internet services growth and due to the real appreciation. As a percentage of net operating revenues, other operating costs increased to 20.3% in 2006 compared to 19.7% in 2005.

Selling, general and administrative expenses

     Selling, general and administrative expenses increased by 53.7% to US$227.9 million in 2006, compared to US$148.3 million in 2005. The increase was primarily due to higher selling expenses, which increased to US$81.4 million in 2006 from US$42.9 million in 2005, principally due to higher sales commissions, marketing and active telemarketing activities, as a consequence of an increase in accomplished sales and the real appreciation. In addition, in 2006, the number of employees increased by 22% when compared to 2005. As a percentage of net operating revenues, selling, general and administrative expenses increased from 22.4% in 2005 to 25.3% in 2006.

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

Monetary indexation, net; gain on exchange rate, net

     Our combined monetary indexation, net, and gain on exchange rate, net, decreased by 69.6% to a gain of US$9.1 million in 2006, from a gain of US$29.9 million in 2005. This result was mainly due to the decrease in our foreign exchange exposure, as a result of the repayment of all our U.S. dollar denominated debt with the proceeds from the issuance of local Brazilian real denominated debentures in September 2005.

Interest expense, financial expense, net and interest income

     Combined interest expense, financial expense, net and interest income decreased by 65.1% to US$17.8 million in 2006, compared to US$51.0 million in 2005. This decrease was primarily due to the lower costs and debt levels as a consequence of the conclusion of our debt restructuring and debt refinancing in 2005, the gain on the extinguishment of liabilities, the lower hedge losses and the lower IOF tax on intercompany transactions.

Income taxes benefit (expense)

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

     Our liquidity situation has improved significantly since we completed the restructuring of our outstanding indebtedness. As of December 31, 2007 and 2006, our net debt, calculated as the sum of “current portion of long-term debt” and “long-term debt” minus the sum of “cash and cash equivalents” and “short-term investments”, amounted to US$307.1 million and US$187.2 million, respectively. In general, we hold our cash, cash equivalents and short-term investments in Brazilian reais. Additionally, as of December 31, 2007 and 2006 our current assets were US$198.3 million and US$168.9 million greater than our current liabilities, respectively.

     Given the level of our operating cash flows, the expected level of capital expenditures needed to support our growth and the grace period for principal debt amortization, we believe that our cash generation in addition to our current position in cash, cash equivalents and short-term investments will be sufficient in the near term to cover all expected cash outflows.

Cash Flows

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     We had cash, cash equivalents and short-term investments of US$321.6 million as of December 31, 2007, an increase of 37.4% from US$234.0 million as of December 31, 2006.

     Cash flows from operating activities. Net cash from operating activities was US$663.4 million in 2007 as compared to US$189.5 million in 2006. This increase is a result of higher operating income and the sale of short-term investments in an amount of US$243.6 million.

     Cash flows used in investing activities. We used US$345.0 million in cash in investing activities in 2007, an increase of 54.2%, as compared to US$223.7 million used in investing activities in 2006. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases and investments related to the upgrade in our network and digital services.

     Cash flows provided by (used in) financing activities. We used US$38.0 million in cash in financing activities in 2007 as compared to net cash provided by financing activities of US$19.5 million in 2006. In 2006, our common shareholders subscribed to newly issued shares of our common stock in a total amount of US$13.8 million when they exercised their preemptive rights in connection with the Vivax acquisition, while in 2007, we prepaid outstanding debt in a principal amount of US$89.9 million and issued new debt in a principal amount of US$51.9 million.

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

     Cash flows from investing activities. We used US$223.7 million in cash in investing activities in 2006, an increase of 204.7%, as compared to the US$73.4 million used in investing activities in 2005. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases and investments related to the upgrade in our network and digital services.

     Cash flows from financing activities. Net cash from financing activities was US$19.5 million in 2006, an increase of 335.6%, as compared to US$4.5 million in 2005. In 2006, our common shareholders subscribed to newly issued shares of our common stock in the total amount of US$13.8 million when they exercised their preemptive rights in connection with the Vivax acquisition. During 2006, we repaid outstanding debt in a principal amount of US$418.0 million and issued new debt in a principal amount of US$421.4 million. In 2005, in connection with the debt restructuring plan, the cash capital contribution in a total amount of US$223.1 million was fully used to pay down existing debt.

Liquidity requirements and sources

     Most of our capital expenditures are related to customer acquisition activity in connection with our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband Internet subscribers, we will need significant cash to fund capital expenditures. Also, we have to make interest payments on our debt and scheduled principal payments starting in 2009. We have historically funded these liquidity requirements through operating cash flows, borrowings under our credit facilities, proceeds of debt and equity financings and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures, acquisitions, including the BIGTV Companies acquisition anticipated to be concluded in 2008, and debt principal and interest repayment requirements, we expect to need to raise funds to meet our anticipated cash requirements in 2008. On June 19, 2008, we entered into a loan guaranty agreeement with Banco Inbursa S.A., an affiliate of Telmex, and certain of our subsidiaries as guarantors, for a US$200 million term loan facility. On June 24, 2008, we drew on the full amount. See “— Loan Agreement.”

     The amount of our anticipated operating cash flows in 2008 and future periods could be adversely affected by a number of factors, many of which are not within our control. Weakness of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would decrease our revenue per subscriber in U.S. dollar terms, unless we were able to implement corresponding increases in subscription fees in reais, which we do not believe is likely. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, which include a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts to meet our cash requirements or at all.

     We had cash, cash equivalents and short-term investments of US$321.6 million as of December 31, 2007, an increase of 37.4% from US$234.0 million as of December 31, 2006. This increase is mainly due to the operating cash generation and the acquisition of Vivax and Net Jundiaí, which brought US$58.4 million in cash balance.

Corporate Credit Ratings

     As a result of our restructuring, Standard & Poor’s rated our U.S. dollar-denominated senior debt and our real-denominated senior debt issued in the restructuring B+ and brBBB, respectively, and assigned us the global scale issuer credit rating and outlook of B+/stable and the national scale issuer credit rating and outlook of brBBB/stable. On May 31, 2005 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB to brBBB+, and assigned us the global scale issuer credit rating and outlook of B+/positive and the national scale issuer credit rating and outlook of brBBB+/positive. On March 13, 2006 Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brBBB+ to brA, and upgraded our global scale issuer credit rating and outlook from B+/positive to BB-/stable and the national scale issuer credit rating and outlook from brBBB+/positive to brA/stable. On November 6, 2006, Standard & Poor’s upgraded our real-denominated senior debt issued in the restructuring from brA to brA+/positive and changed our global scale issuer outlook from stable to positive. On September 25, 2007, Standard & Poor’s upgraded our global scale issuer credit rating and outlook from BB-/stable to BB/stable and our real-denominated senior debt issued in the restructuring from brA+ to brAA-. Moody’s Investors Service rated our U.S. dollar-denominated senior debt issued in the restructuring and our global scale issuer to B3. On May 9, 2006 Moody’s Investors Service upgraded our global scale issuer credit rating from B3 to B1. On May 22, 2006, Moody’s Investors Service assigned our national scale credit rating as Baa2.br. On August 16, 2007, Moody’s Investors Service upgraded our global scale issuer credit rating from B1 to Ba2 our national scale credit rating from Baa2.br to Aa3.br.

Contractual Obligations

     The following table sets out our major contractual obligations as of December 31, 2007:

	Payments due by period

	Less than	1 – 3 Years	3 – 5	More than	Total
	1 Year		Years	5 Years

	(US$ in millions)
Debt	7.8	302.2	168.7	–	478.7

Lease of utility poles (1)	30.3	64.2	–	–	94.5

Lease of office space	7.0	14.7	–	–	21.7

Programming, equipment and service purchase obligation (2)	131.6	38.2	-	-	169.8

Total	176.7	419.3	168.7	-	764.7

___________________________
(1) In addition to the amounts listed in the table above, we are contractually obligated to make lease payments under our utility pole lease arrangements from the time the lease expires until our equipment is removed from such poles. Those fees will be based on the amounts we were paying at the time those arrangements expired.
(2) Programming, equipment and service purchase obligations reflected in the table above represent the minimum quantities to be purchased under the applicable agreements.

Commitment to Acquire the BIGTV Companies

     On December 21, 2007, we executed the Private Instruments of Purchase and Sale under which we have agreed to acquire 100% of the shares and quotas representing the capital of the BIGTV Companies, which is expected to occur once required regulatory approvals have been obtained. The Private Instruments of Purchase and Sale provide a formula for the calculation of the purchase price for the acquisition of the BIGTV Companies and for adjustment of the purchase price based on, among other things, the BIGTV Companies’ performance between signing and closing. The acquisition of the BIGTV Companies is subject to the approval of Anatel and CADE, which are expected in 2008.

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

     In 2005, we made total capital expenditures of US$86.2 million relating primarily to subscriber installation, upgrading existing systems and decoders for digital cable, compared to US$43.4 million in 2004.

     In 2006 we announced our plan to make an additional investment of approximately US$170.0 million in our bidirectional network and digital service expansion. Aggregated amount invested in these projects totaled US$203.9 million, which was higher than our initial plan due to increased digital service expansion. The expansion of our bidirectional network targeting high income households has been substantially completed. Total capital expenditures in 2006 and 2007 amounted to US$235.6 million and US$406.4 million, respectively. Excluding our investiments in these projects, our capital expenditures were primarily related new subscriber installation and it was supported by our cash generation from our operations.

     For 2008, we expect to continue to increase the number of our pay-television and broadband Internet subscribers. As most of our capital expenditures are related to subscriber acquisition and installation, we expect to maintain our annual capital expenditures for this purpose at approximately US$210.0 million in 2008. In addition, we expect to spend approximately US$120.0 million in network improvements and systems development for improved customer service. We do not plan on making substantial capital expenditures for the encoding of our network. We expect to be able to fund our day-to-day capital expenditures, excluding acquisitions, in 2008 from funds from operations.

Debt Financing

     As of December 31, 2007, we had the following debt outstanding:

(US$; in
thousands)
U.S. dollar-denominated debt:
Perpetual bonds	150,000

Reais-denominated debt (1):
Non-convertible Debentures – 6th Public Issuance	327,442
Bank credit notes	95,975
FINAME	55,300

Total	628,717

___________________________
(1) Calculated using the December 31, 2007 exchange rate of R$1.7713 per US$1.00

     The rate used to determine the interest rate of our reais-denominated debt at December 31, 2007 was as follows:

Brazilian interbank interest rate, or CDI	11.1%

     At December 31, 2007 the principal maturities of our debt were as follows:

Principal Amortization Schedule:	(US$ in thousands)
2008	7,774
2009	14,183
2010	96,044
2011	192,019
2012	86,836
2013	81,861

Total	478,717

Perpetual Bonds(1)	150,000
Total debt	628,717

___________________________
(1) Perpetual bonds have no scheduled maturity.

Perpetual Bonds

     On November 28, 2006, we issued 9.25% Guaranteed Perpetual Notes, or perpetual bonds, amounting to US$150.0 million. These notes may be redeemed at our option, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. We pay interest quarterly in arrears on each interest payment date of each year. The perpetual bonds are joinly guaranteed by all our wholly-owned subisidiaries.

Non-Convertible Debentures - 6th Public Issuance

     Issued on December 27, 2006, the Non-Convertible Debentures - 6th Public Issuance in the aggregate principal amount of R$580.0 million (US$327.4 million) bear interest at the CDI rate plus 0.70%, payable semi-annually in arrears on June 1 and December 1 of each year. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in August 2013. Subject to an optional prepayment provision, we may prepay the debentures at any time, with a premium no greater than 0.50% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the debentures.

Bank Credit Note

     In connection with the acquisition of Vivax, we assumed debt in the aggregate principal amount of R$220.0 million (US$116.2 million) with Banco Itaú BBA in the form of a Bank Credit Note. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by our guarantee and the financial covenants were amended to reflect those of the Non-Convertible Debentures - 6th Public Issuance issuance. Currently, the note bears interest at the CDI rate plus 1.2% a year due semi-annualy. We may prepay the debentures at any time, with a premium no greater than 0.60% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the Bank Credit Note. On November 13, 2007, we prepaid R$50.0 million (US$28.3 million) of this debt. The principal amount of this note will be due in November 2011.

Government Agency for Machinery and Equipment Financing - FINAME

     During 2007, we obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program, in the aggregate principal amount of R$131.3 million (US$55.3 million). These loans bear interest at 3.15% per year plus Long-Term Interest Rate, or TJLP, with a principal grace period of one year and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired with the loans. We may prepay the FINAME at any time, with no premium.

Off-balance sheet arrangements

     We are a party to certain swap agreements, as part of a program to hedge part of our capital expenditures and interest expense linked to the U.S. dollar. The following table summarizes the position of these agreements, as of December 31, 2007:

	Payments due by period (US$ in millions)
Nature	Notional	Less than 1	1 – 3	3 – 5	More than	Total
	amount	Year	Years	Years	5 Years

Hedge on capital
expenditures and interest
expense on perpetual notes	12.0	12.0	–	–	–	12.0

Loan Agreement

We have entered into a Loan and Guaranty Agreement, dated as of June 19, 2008 (the “Loan and Guaranty Agreement”), with Banco Inbursa S.A., an affiliate of Telmex, and certain of our subsidiaries as guarantors. The Loan and Guaranty Agreement provides for a US$200 million term loan facility (the “Term Credit Facility”) guaranteed by our subsidiaries that are a party thereto. Interest on borrowings under the Term Credit Facility accrues at a rate of 7.875% per annum and is payable in arrears on April 18 and October 18 of each year. On June 24, 2008, we drew down the full amount available under the Term Credit Facility. The Term Credit Facility matures on June 18, 2019 and amortizes in three equal installments as follows: one third on June 18, 2017, one third on June 18, 2018 and one third on June 18, 2019. The Term Credit Facility is prepayable in whole or in part, at any time after the fifth anniversary of the draw date, together with accrued and unpaid interest on the amount prepaid plus certain prepayment fees. We paid Banco Inbursa S.A. a fee of US$1.2 million in connection with entry into the Loan and Guaranty Agreement.

The Term Credit Facility contains a number of covenants that, among other things, will limit or restrict our ability and our subsidiaries to incur additional indebtedness (including guarantees of other indebtedness); pay dividends or make other restricted payments; enter into certain types of transactions with affiliates; sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and create liens. In addition, the Term Credit Facility contains a requirement that we not exceed a maximum ratio of consolidated interest expenses to consolidated EBITDA (as those terms are defined in the Loan and Guaranty Agreement). The Term Credit Facility provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, invalidity of guarantees, material judgments and change of control.

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

     Since taking office in January 2003, President Luis Inácio Lula da Silva has continued to follow the policies implemented by the previous administration, causing a reduction in market volatility. On December 31, 2007, the real was quoted at R$1.7713 per US$1.00, corresponding to an appreciation of 17.2% when compared to December 31, 2006. See “Exchange Rate Information” for details about the real-U.S. dollar exchange rate since 2003. The inflation rate, as measured by the IGP-M was 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007. Effective interest rates, as measured by the CDI rate, were 16.2% in 2004, 19.0% in 2005, 15.0% in 2006 and 11.1% in 2007. There can be no assurance that the government will not change its economic stabilization policies in the future or that any such policies will be successful. Furthermore, continued economic stability remains subject to a variety of domestic and external pressures.

Effects of Inflation and Exchange Rate Fluctuations

     Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the fluctuation of the year-end exchange rate of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,

	2003	2004	2005	2006	2007

Inflation (IGP-M Index)	8.7%	12.4%	1.2%	3.8%	7.8%
Currency appreciation	18.2%	8.1%	11.8%	8.7%	17.2%

     As a result of the Real Plan, the rate of inflation and the rate of depreciation have been reduced considerably since July 1, 1994. In the first nine months of 2002, due to market instability driven by international factors, the real experienced a depreciation of 67.9% . However, during the recent years, the Brazilian currency has recovered as a result of appreciation of the real.

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

  Our non-monetary assets, consisting primarily of property and equipment, goodwill on the acquisition of consolidated subsidiaries and certain other long-term assets, are not translated upon acquisition using historical U.S. dollar rates and fixed in

U.S. dollars. Therefore, any appreciation of the real against the U.S. dollar is reflected directly in stockholders’ equity, including through the increase in reais-denominated book value of property, plant and equipment when translated into U.S. dollars. These currency translation effects are beyond our management’s control.

     For further information on the presentation of our financial information, see note 2 to our audited consolidated financial statements for the year ended December 31, 2007.

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

     Additionally, a substantial portion of our capital expenditures, primarily network equipment costs, is denominated in or indexed to U.S. dollars. Any changes in exchange rates can result in a relative increase or decrease in the expenses related to such capital expenditures. We have a limited amount of foreign exchange contracts to manage our exposure to the U.S. dollar. See “Liquidity and Capital Resources—Off balance sheet arrangements.”

     On December 31, 2007 and 2006 our U.S. dollar exposure was comprised as follows:

	2007		2006

Perpetual bonds	US$	151,409	US$	151,366
Equipment acquired from foreign suppliers		14,413		20,231

	US$	165,822	US$	171,597

     In addition, our Loan and Guaranty Agreeement with Banco Inbursa S.A., for US$200 million is denominated in U.S. dollars.

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

     We record translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity. Interest on indexed financial instruments is included in our statement of income under “Interest income” and “Financial expense, net.”

     In 2006, we reported exchange gains of US$8.6 million and a further reduction of the foreign currency translation of US$31.3 million, resulting from the 8.7% appreciation of the real against the U.S. dollar that occurred in 2006. In 2007, we reported exchange gains of US$28.2 million and a decrease in the foreign currency translation, a component of stockholders’ equity, of US$222.5 million, resulting from the 10.1% appreciation of the annual average exchange rate of the real against the U.S. dollar in 2007.

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

     Following the Level 2 of Bovespa’s Corporate Governance requirements, since April 28, 2006, 20% the members of our board of directors are independent.

     Net Serviços’ current directors are:

Current Term
Name	Position	Position Held Since	Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2009
Stefan Alexander	Director	September 18, 2000	April 30, 2009
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2009

Current Term
Name	Position	Position Held Since	Expires

Juarez de Queiroz Campos Júnior	Director	April 19, 2004	April 30, 2009
Marcos da Cunha Carneiro	Director	April 19, 2004	April 30, 2009
Carlos Henrique Moreira	Director	April 29, 2005	April 30, 2009
Jose Formoso Martínez	Director	April 29, 2005	April 30, 2009
Sérgio Lourenço Marques	Director	April 28, 2006	April 30, 2009
Augusto César Roxo de Urzedo Rocha Filho	Director	April 28, 2006	April 30, 2009
Mauro Szwarcwald	Director	April 28, 2006	April 30, 2009
Isaac Berensztejn	Director	April 2, 2007	April 30, 2009
Edgard Lobão dos Santos	Director	March 31 ,2008	April 30, 2009

Biographies of Our Board of Directors

     Roberto Irineu Marinho has been a member of our board of directors since February 2000 and has served as Chairman of the board of directors since that time. He is also the President and Chief Executive Officer of Organizações Globo, a conglomerate of companies in the Brazilian media and entertainment industries. Mr. Marinho began his career at the newspaper O Globo, where he served in a variety of assignments culminating in his appointment as the newspaper’s director. In 1978, Mr. Marinho was appointed Executive Vice President of Globo TV Network and in 1990 he became Executive Vice President of Organizações Globo. Mr. Marinho is a member of the boards of Amparo Agropecuária S.A., Centropec-Agropecuária do Centro-Oeste S.A., Editora Globo S.A., Globo Agropecuária S.A. and Globo Comunicação e Participações S.A. He received a degree in Business Administration from Fundação Getúlio Vargas.

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

     Isaac Berensztejn has been a member of our board of directors since April 2, 2007. Isaac Berensztejn has been Embratel’s Chief Financial Officer since August 2004. Previously he was the Chief Financial Officer of StarOne for three years. Prior to that he was the Chief Financial Officer of Telecomunicações do Rio de Janeiro S.A. and Telemar Norte Leste S.A. He graduated in Telecommunicastions Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a Master of Science degree in Production Engineering from COPPE/UFRJ and an Executive MBA from COPPE-AD/UFRJ.

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

     Augusto César Roxo de Urzedo Rocha Filho has been a member of our board of directors since April 28, 2006. He graduated in Civil Engineering at Universidade Fluminense in 1988 and received a MBA from NYU in 1992. Currently he is Globo’s Financial Planning and Business Account Director. Previously, he worked at Net Serviços de Comunicação as Treasury and Capital Markets Director for six years and as Capital Markets Analyst at Banco Bozano Simonsen for five years.

     Mauro Szwarcwald has been a member of our board of directors since April 28, 2006. Currently he is Partner Director at Aplus Consultoria. Previously, he worked as Marketing Vice

President at Oracle and Telemar. He also worked as Commercial Operations Executive Director at Xerox do Brasil. Mauro Szwarcwald has a Masters of Science in Mathematics and Statistics from the University of Rochester. He is an independent member at our Board of Directors.

     Edgard Lobão dos Santos has been a member of our board of directors since March 31, 2008. He has worked at Banco Nacional de Desenvolvimento Econômico e Social since 1976. He has a Telecommunications Engineering degree from Faculdade de Engenharia da Universidade Federal Fluminense. He also holds a Masters degree in Industrial Engineering, with a specialization in Finance, from the Pontificia Universidade Católica do Rio de Janeiro. He is an independent member at our Board of Directors.

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

Current Term
Name	Position	Position Held Since	Expires

Martin Roberto Glogowsky	Chairman, Fiscal Board	July 12, 2005	April 30, 2009
Charles Barnsley Holland	Director	July 12, 2005	April 30, 2009
Antonio José Alves Júnior	Director	July 12, 2005	April 30, 2009

     Martin Roberto Glogowsky has been a member of our fiscal board since July 2005. He joined Fundaçao Cesp in 1999 and he has been the Chief Executive Officer since May 2005. Previously, Mr. Glogowsky worked at Banco BBA and Banco Schahin Cury in the capital market department. Currently he is also member of several Boards of Directors, Fiscal Boards and Audit Committees for Bovespa’s Novo Mercado companies. He holds a B.A. degree in Law from the Pontifícia Universidade Católica de São Paulo and a Business Administration degree from the Fundação Getúlio Vargas.

     Charles Barnsley Holland has been a member of our fiscal board since July 2005. He is a registered accountant, with a MBA degree from Wharton School, University of Pennsylvania. Currently, he is a partner at Holland & Associados. Until 2001, for twenty years he was an audit partner at Ernst & Young serving as a member of the Partners Administrative Committee, member of the Executive Committee and in charge of the Audit Division. In 1979, he was the Chief Financial Officer at American Medical International, and before that date Senior Auditor of another leading public accounting firm. In compliance with American rules, he is the financial expert due to his knowledge in US GAAP and US GAAS.

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

     Net Serviços’ executive officers and senior managers are:

Name	Position	Position Held Since	Current Term Expires

José Antônio Guaraldi Félix(1)	Chief Executive Officer	January 2008	December 31, 2010
João Adalberto Elek Júnior(1)	Chief Financial Officer	March 2007	December 31, 2010
Eduardo Aspesi(1)	Chief Marketing Officer	February 2008	December 31, 2010
André Müller Borges(2)	Chief Legal Counsel	January 2002	N/A
José Paulo de Freitas(2)	Chief Human Resources Officer	July 2003	N/A
Leandro Sallati dos Santos(2)	Chief Administrative Officer	February 2008	N/A

(1) Executive Officers
(2) Senior Managers

     José Antônio Guaraldi Félix became Chief Executive Officer of Net Serviços in January 2008. Mr. Felix had been our Chief Operating Officer since May 2003. Previously, he was the Chief Operating Officer for five years and before a regional officer for two years at Net Serviços. Prior to that he was an officer of Net Sul, where he headed 16 operations in southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Felix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Felix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellogg School of Management in Chicago, and from Insead Business School in France.

     João Adalberto Elek Júnior has been our Chief Financial Officer since March 2007. Previously he was a member of our board of directors for two years. At the same time, he was the Chief Executive Officer for Telmex do Brasil for three years. He joined AT&T Latin América do Brasil as Financial Vice President. In the second half of 2001 and in 2002 he was the Chief Executive Officer for AT&T Latin América do Brasil. Prior to that, he was the Consumer Business’ Chief Financial Officer at Citibank. He graduated in Electronic Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a MBA in Marketing Planning from COPPE-

AD/UFRJ and is a graduate of Columbia Business School Mergers and Acquisitions post-graduate program.

     Eduardo Aspesi has been our Chief Marketing Officer since February 2008. Mr. Aspezi holds an economics degree from Universidade Federal do Rio Grande do Sul and Business Administration degree from Pontifica Universidade Católica do Rio Grande do Sul. He received a graduate degree in Marketing and Finance from the Universidade Federal do Rio Grande do Sul. He worked at Vivo Participações S.A. as Marketing and Innovation Executive Vice President. Mr. Aspezi was also the Chief Executive Officer of Hispamar Satélites S.A., Chief Executive Officer of the retail unit of Telemar Norte Leste S.A., General Director of RBS Direct S.A. and marketing and new product development director of Net Sul Comunicações Ltda.

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

     Leandro Sallati dos Santos has been our Chief Administrative Officer since February 2008. He served as our Internal Audit Officer since January 2004, during which time he was responsible for our program of internal controls certification to comply with the Sarbanes-Oxley Act of 2002. Previously, he worked as Controller for Net Sul Comunicações Ltda. and for RBS Participações S.A.’s media department since 1997. Mr. Santos holds a Bachelor’s degree in Accounting from Universidade Lutherana do Brasil and has taken specialized courses in Advanced Accountability at Fundação Getúlio Vargas at Rio Grande do Sul. He also received an MBA in Business Administration from Fundação Dom Cabral and a Master’s degree in Economics from Universidade Federal do Rio Grande do Sul.

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

     For the year ended December 31, 2007, the aggregate compensation paid and benefits in kind granted by us to our principal executive officers for services in all capacities was US$15.4 million. This includes all contingent or deferred compensation accrued during 2006 and the monies paid to our principal executive officers pursuant to the long-term incentive plans discussed below.

Directors’ Service Contracts

     Our directors and deputy members are not subject to any service contracts with us or any of our subsidiaries.

Employees

     All of our employees are located in Brazil. At December 31, 2007, we had 8,151 employees and approximately 40% were working in installation, repair and network maintenance, 23% were working in sales related activities and 38% were working in administrative functions. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

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

Long-Term Incentive Plans

Variable Compensation Plan - “Plano de Participação nos Resultados”

     We currently have a variable compensation plan, the “Plano de Participação nos Resultados,” or PPR, pay-outs under which are linked to certain financial and operational goals. The PPR establishes financial and operational goals relating to cash generation, adjusted EBITDA, capital expenditures, number of installations and disconnections and degree of customer satisfaction. For 2007, employees under the PPR may receive a maximum annual bonus of the equivalent of two months’ salary.

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

     In 2007 we accomplished with all determined goals and PPR was fully paid on February 1, 2008.

Pension, Retirement and Similar Benefits

     We currently do not have any pension or retirement plans for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of March 31, 2008, none of our outstanding common shares and approximately 7% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On March 31, 2008, there were approximately 9,000 record holders of preferred shares, including in the form of ADSs, in the United States.

     Together, Grupo Globo and Telmex directly or through their respective affiliates, currently own 99% of our common shares, with Grupo Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our new shareholders’ agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex is not permitted to own a controlling interest in us.

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

     In the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex would have the right to acquire from Grupo Globo, and Grupo Globo would have the right to cause Telmex to purchase from Grupo Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Telmex, through GB, control over 51% of our voting common shares. The additional interest in GB’s voting capital would be equal to the greater of (i) 2% of the voting capital of GB or such amount of voting capital as would give Telmex voting control of GB and (ii) the percentage of GB’s total equity capital equal to the percentage that 16,162,799 common shares represent of the total voting capital of Net Serviços held by GB at the time. The benchmark price for this transaction would be equivalent to R$0.6277 (R$9.42 given the reverse split effective on August 1, 2006), which corresponds to the price per share Telmex has paid to Grupo Globo for our common shares in the transactions described above. Following such a transfer, Grupo Globo would continue to hold a significant minority stake in us, directly and through its stake in GB, and so long as Grupo Globo held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the new shareholders’ agreement described below under “New Shareholders’ Agreements.”

     We believe that the acquisition by Telmex of this additional interest in voting capital of GB would constitute an acquisition of a controlling interest in Net Serviços that, pursuant to our bylaws, would require Telmex to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Telmex for such controlling interest.

     As of March 31, 2008, GB is our controlling shareholder, holding 51% of our common shares. Grupo Globo, in turn, holds a controlling interest in GB. Grupo Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’

severance arrangements. Furthermore, Grupo Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

     The following table sets forth, as of March 31, 2008, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

Name	Number	Percentage of Total Outstanding	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	2,122,234	1.9%	1,755,441	0.8%	3,877,675	1.1%
Distel Holding S.A.(1)	9,579,194	8.5%	–	–	9,579,194	2.8%
GB Empreendimentos e Participações S.A.(2)	57,656,278	51.0%	–	–	57,656,278	17.0%
Empresa Brasileira de Telecomunicações S.A.(3)	2,548,909	2.3%	16,437,677	7.3%	18,986,586	5.6%
Embratel Participações S.A.(4)	40,424,873	35.8%	12,090,947	5.4%	52,515,820	15.5%

____________________

(1)	Distel Holding S.A. is controlled by Globo, which is controlled by the Marinho Family.
(2)	Grupo Globo holds 51% of the voting interests of GB, a special purpose company, and Telmex holds 49% of the voting interests of GB and 100% of the non-voting interests of GB.
(3)	Empresa Brasileira de Telecomunicações S.A. is controled by Telmex.
(4)	Embrapar is controled by Telmex.

     In addition, as of March 31, 2008, the public owned 0.6% of our common shares and 84.6% of our preferred shares, representing 56.6% of our total capital stock.

New Shareholders’ Agreements

     In connection with the Grupo Globo/BNDESPar share transfer, as further described under “—Related Party Transactions—Financing Arrangements with Affiliates—Grupo Globo/BNDESPar Share Transfer,” on February 1, 2005, our old shareholders’ agreement terminated. In connection with the closing of the sale of our common and preferred shares to Grupo Globo and Telmex and the other transactions described under “Item 4. Information on the Company—History and Development of the Company,” Grupo Globo, Embratel, Embrapar and GB, together with Telmex, entered into a new shareholders’ agreement, and Grupo Globo and Telmex entered into a separate shareholders’ agreement with respect to GB, which we refer to as the “GB shareholders’ agreement”. We refer to these shareholders’ agreements together as the “new shareholders’ agreements.” The new shareholders’ agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Grupo Globo, Telmex and GB to appoint members to our board of directors and board of officers.

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

     We pay Net Brasil a fixed amount equal to R$125,000 (US$70,569) per month, adjusted by the Consumer Price Index. For each month of 2007 subsequent to our entering into the amended and restated programming agreement, we also paid to Net Brasil an additional monthly fee of R$1,700 (US$959) for the administration of existing international content agreements. In December 2007, we ceased paying the additional monthly fee for the administration of existing international content agreements. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement.

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

     Pursuant to our past and present programming agreements with Net Brasil, we paid US$220.3 million to Net Brasil. We also made a payment of US$26.0 million to Globosat for programming during 2007.

     Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities.

Programming Guide

     Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2005, 2006 and 2007, we paid Editora US$5.6 million, US$5.9 million and US$6.0 million, respectively, for the publication of our program guide.

Voice Offer Agreement

     We entered into a partnership model in 2006 with our shareholder Embratel to offer voice services. With this service, we can offer the triple play (video, broadband and voice) service for potential clients that are covered by our bidirectional network, optimizing synergies and increasing the utilization and profitability of the existing infrastructure.

     According to this agreement, we are responsible for managing the operation, which should strengthen our video and broadband businesses. Embratel, which owns the licenses to provide the voice service, is responsible for investments in infrastructure to offer the service and is bringing its customer service expertise for the voice business. Pursuant to the partnership model, we will share the voice services’ operating results, calculated by subtracting taxes on revenues and interconnection fees from gross voice revenues. Revenue arising from this service amounted to US$3.1 million and US$26.4 million for the year ended December 31, 2006 and 2007, respectively.

     During the year ended December 31, 2006, we received an advance payment from Embratel in the amount of US$8.7 million for the rental of fiber optics. We deferred this rental revenue and it will be recognized monthly based on the rental terms of 10 years.

     Other transactions involving us and companies related to Embratel, such as: (i) Internet link; (ii) voice channel; (iii) fixed telephone; and (iv) click 21 are registered at prices believed to be at market conditions. The amount paid to Embratel for these services totaled US$46.2 million in 2007 and US$20.7 million in 2006. The increase is primarily due to higher cost related to the Internet link.

Financing Arrangements with Affiliates

Grupo Globo/BNDESPar Share Transfer

     In September 2004, Banco Nacional de Desenvolvimento Econômico e Social Participações, or BNDESPar, agreed to sell to Grupo Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an inflation index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Grupo Globo and BNDESPar entered into an agreement governing the share transfer. On January 26, 2005, Grupo Globo agreed to exercise its right to acquire all such common shares, representing 7.3% of our voting capital, at the total price of R$54.7 million (US$25.6 million). This share transfer closed on February 1, 2005 at a price of R$0.91, equivalent to R$13.65 per share after the reverse split effective on August 1, 2006 (after an adjustment for inflation per share). As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold certain of our preferred shares. In addition, in connection with the share transfer, Grupo Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to our preferred shares held by BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to demand we undertake a public offering of such preferred shares in Brazil. See “—Major Shareholders.”

Globotel Participações S.A.

     As a result of certain ownership reorganization among companies controlled by Grupo Globo, on August 31, 2001, our extraordinary shareholder meeting approved the down-stream merger of Globotel Participações S.A., a subsidiary of Roma Participações Ltda., or Romapar, with

us. With this merger, we succeeded the merged company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in us and certain of our subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefits for us and our subsidiaries over an estimated period of up to six years. As compensation for benefits realized we issued to Romapar: (i) on December 9, 2005, 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to US$4.91 per share; (ii) on May 18, 2006, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share; (iii) on February 1, 2007, 1,146,354 common and 1,881,774 preferred shares at a price corresponding to US$11.02 per share; and (iv) on January 31, 2008, 1,229,387 common and 2,454,256 preferred shares at a price corresponding to US$11.21 per share.

Loan Agreement with Banco Inbursa S.A..

     See “Item 5 — Liquidity and Capital Resorces – Loan Agreement.”

ITEM 8. FINANCIAL INFORMATION.

     Our audited consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are included elsewhere in this Form 20-F. No significant change has occurred since the date of our audited consolidated financial statements as of and for the year ended December 31, 2007.

     See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of our financial position.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Financing Arrangements with Affiliates—Globotel Participações S.A.” for a discussion of the capital increases approved on each of February 1, 2007 and January 31, 2008.

     See “Item 10. Additional Information—Dividend Policy” for a discussion of our policy on dividend distributions.

ITEM 9. THE OFFER AND LISTING.

General

     The principal non-United States market for our preferred shares is the Bovespa. Until May 2, 2005, our preferred shares were traded on the Bovespa under the symbol “PLIM4.” Since May 2, 2005, our preferred shares have been traded on the Bovespa under the symbol “NETC4.” We changed the symbol from “PLIM4” to “NETC4” so that the shares are more readily identifiable with the Net Serviços name. In addition, our shares are also traded in Spain on Latibex under the symbol “XNET.”

     Since June 2002, we have complied with the requirements of Corporate Governance Level 2, or Level 2, of the Bovespa. Level 2 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by Brazilian law. The inclusion of an issuer in Level 2 signifies the issuer’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improve the quality of information we provide to the market.

     Our predecessor company, Multicanal, conducted an offering of ADSs in October 1996. Each ADS represents one preferred share. The ADSs trade in the United States on the Nasdaq Global Market under the symbol “NETC” and are evidenced by ADRs. The ADSs are outstanding under an amended and restated deposit agreement dated as of October 15, 2007 among us, JPMorgan Chase Bank as depositary, and the owners and holders from time to time of the ADSs. On December 17, 2001, JPMorgan Chase Bank succeeded The Bank of New York as depositary for the ADSs. An ADR may represent any number of ADSs. Only persons in whose names ADSs are registered on the books of the depositary are treated as owners of ADSs under the deposit agreement.

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

	Bovespa(1) (2) R$ per preferred share		Nasdaq (2) (3) US$ per ADS

Year	Low	High	Low	High

2003	2.62	13.33	0.98	6.54
2004	5.14	11.54	2.46	5.40
2005	6.40	17.52	3.18	8.22
2006	14.68	24.47	6.30	12.09
2007	19.69	34.67	10.76	18.70
Quarter

2006:
First Quarter	14.66	19.30	6.30	8.85
Second Quarter	14.97	19.75	6.47	9.57
Third Quarter	16.47	20.76	7.50	9.70
Fourth Quarter	19.51	24.45	9.05	12.09
2007:
First Quarter	23.07	28.92	10.76	13.94
Second Quarter	26.55	33.13	13.19	17.46
Third Quarter	24.18	34.67	11.41	18.70
Fourth Quarter	19.69	31.66	10.93	17.50
Month

December 2007	19.69	26.85	10.93	15.03
January 2008	17.54	23.42	9.55	13.53
February 2008	18.46	23.11	10.90	13.35
March 2008	17.10	20.61	9.89	12.47
April 2008	18.16	23.35	10.77	14.06
May 2008	21.60	26.09	12.82	15.80
June 2008 (through June 26)	18.65	23.60	11.65	14.14

(1)	Adjusted reais per share.
(2)	Reflects the fifteen to one reverse split effective on August 1, 2006.
(3)	Reflects the ratio change effective on August 1, 2006. One preferred share represents one ADS.

Trading Markets

Nasdaq Global Market

     The primary market for our preferred shares held in the form of ADSs is the Nasdaq Global Market. On December 31, 2007, there were 21.3 million ADSs outstanding, representing 11.6% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by our major shareholders discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the Nasdaq Global Market during 2007 was approximately US$7.2 million, or 501,000 ADSs.

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

     Market Size. As of December 31, 2007, the aggregate market capitalization of all the companies listed on the Bovespa was equivalent to approximately US$1.4 trillion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2007, we accounted for to approximately 0.5% of the market capitalization of all listed companies on the Bovespa.

     Although at December 31, 2007 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2007, the average daily trading value on the Bovespa was to approximately US$2.2 billion.

     Index. Net Serviços has been included as part of the Bovespa index, or the Ibovespa, since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2007, the weighting of our preferred shares in the index was 1.1% as compared to our weighting of 1.9% on December 31, 2006. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

     The total compensation for our board of diretors is determined at our annual shareholders’ meeting and the board of directors distributes such amount among its members as described in our by-laws.

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

Capitalization

     As of December 31, 2007, our corporate capital amounted to R$5.5 billion, of which R$12.9 million has not been paid in. As of December 31, 2007, our corporate capital consisted of 111,822,137 common shares and 223,120,007 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$6.5 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

Changes to Brazilian Corporate Law and Rules Enacted by CVM

     On October 31, 2001, Law No. 10,303 was passed by the Brazilian legislature amending Brazilian corporate law. Throughout 2001 and 2002, CVM also enacted new rules affecting Brazilian companies. As a result, companies are now required to, and we, adhere to the following:

  disputes among shareholders are subject to arbitration if so provided by the by-laws of the company. Our by-laws provide that disputes arising or related to (i) our bylaws, (ii) rules enacted by CVM, Bovespa, the Brazilian Central Bank or the National Monetary Council, (iii) rules applicable to the Brazilian capital markets or (iv) Brazilian corporate law are subject to arbitration which shall occur in accordance with the Market Arbitration Chamber Created by Bovespa;

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

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Comitê de Pronunciamentos Contábeis (the Committee for Accounting Pronouncements, or CPC), which is a committee of officials from the Bovespa, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

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

Vivax Acquisition Agreements

     See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Vivax.”

Voice Offer Agreement

     See “Item 7. Major Shareholders and Related Party Transactions—Material Transactions with Affiliates—Voice Offer Agreement.”

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

     Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2005 through December 31, 2005, the real appreciated by approximately 11.8% . From January 1, 2006 through December 31, 2006, the real appreciated by approximately 8.7% . From January 1, 2007 through December 31, 2007, the real appreciated by approximately 17.2% .

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

     The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses recorded in prior years but not realized, or further increased or reduced, as the case may be, as a result of allocations of revenue to or from the unrealized reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian corporate law.

     At December 31, 2007, we had no investment reserve.

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

     A substantial portion of capital expenditures, including network equipment costs, and 23.9% of our indebtness is denominated in or indexed to the U.S. dollar. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures and interest expenses linked to the U.S. dollar, as of December 31, 2007, we were a party to certain swap agreements. See also “Item 10. Additional Information—Exchange Controls.” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian real to R$2.00 per US$1.00, or 12.9% depreciation compared to the exchange rate as of December 31, 2007, would have a decrease of US$17.2 million on our earnings before income tax. The results of this analysis, which may differ from actual results, are as follows:

	Total U.S. Linked Debt as of December 31, 2007	Real depreciation from Exchange Rate of R$1.7713 per US$1.00 to R$2.00 per US$1.00	Market risk – Impact on Loss on Exchange Rate, net

	(US$ in millions)	(%)	(US$ in millions)
U.S. Linked Debt
Perpetual Bonds	150.0	12.9	(17.2)

     In addition, our Loan and Guaranteed Agreeement with Banco Inbursa S.A., for US$200 million is denominated in U.S. dollars.

Interest Rate Risk

     Interest rate risk is the effect on our financial results resulting from an increase in interest rates on our floating rate debt indexed to CDI or TJLP. Based on the level and characteristics of our debt, the result from a hypothetical 10% increase in interest rates would have a decrease of US$5.0 million on our earnings before income tax. The results of this analysis, which may differ from actual results, are as follows:

	Total Debt as of December 31, 2007	10% Interest Rate Increase	Market risk – Impact on Net Financial Expenses

	(US$; in millions)	(basis points)	(US$; in millions)
Floating rate debt:
Debenture-6th Public Issuance(1)	327.4	110	(3.6)
Bank Credit Note (2)	96.0	110	(1.1)
FINAME (3)	55.3	63	(0.3)
Total	478.7		(5.0)

(1) Indexed to CDI plus a spread of 0.70% per year. CDI was at 11.10% per year as of December 31, 2007.
(2) Indexed to CDI plus a spread of 1.20% per year. CDI was at 11.10% per year as of December 31, 2007.
(3) Indexed to TJLP plus a spread of 3.15% per year. TJLP was at 6.25% per year as of December 31, 2007.

     The percentages and amounts of our debt subject to floating interest rates as of December 31, 2007 were as follows:

	Percentage of total debt	Amount in US$ millions

Floating rate debt:
Denominated in reais	100.0%	478.7

     Our floating interest rate exposure is primarily subject to the variations of CDI, as well as to TJLP.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

     Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

     Our management identified no change in our internal control during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     Ernst & Young Auditores Independentes S.S. acted as our independent auditor for 2007 and 2006 in connection with our US GAAP financial statements. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years and breaks down the amounts by category of service in U.S. dollars, calculated by using the average exchange rate for the period:

	Total Fees

	(US$ in thousands)

	2007	2006

Audit-Fees(1)	1,168.4	868.9
Audit-Related Fees(2)	119.3	610.7
Tax Fees(3)	48.5	48.3
All Other Fees(4)	1,663.3	597.7

Total(5)	2,999,5	2,125.6

(1) Audit Fees

     Audit fees include fees for the audit of our annual financial statements and internal controls, audit of Vivax’s annual financial statements, review of Net Servicos’ and Vivax’s quarterly financial information and, in 2006, required subsidiary statutory audit.

(2) Audit-Related Fees

     Audit-related fees include fees for review of documentation of internal controls implemented by us associated with Sarbanes-Oxley Act of 2002 compliance and, in 2006,

     fees for the preparation and issuance of comfort letters in connection with our offering of Debentures 6th Public Issuance and Perpetual Notes..

(3) Tax Fees

     Tax fees include fees for the review of income tax returns in 2007 and 2006.

(4) All Other Fees

     Other fees include fees for the due diligence of possible target companies and related to the Vivax acquisition in 2006.

(5) Pre-Approval Policies and Procedures

     During 2007 and 2006, our fiscal board served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our fiscal board established pre-approval procedures for the engagement of Ernst & Young Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     See “Item 9. The Offer and Listing—Trading Markets—Nasdaq Global Market.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS.

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS.

     The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

Net Serviços de Comunicação S.A. Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-6

ITEM 19. EXHIBITS.

		Incorporated by Reference

Exhibit	Exhibit Description	Form	SEC File	Exhib	Date Filed/	Filed
No.			No.	it	Furnished	Herewith

1.1	By-laws of Net Serviços de Comunicação S.A., as amended on April 28, 2006	20-F for 2005	0-28860	1.1	June 1, 2006

1.2	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on March 31, 2008					X

2.1	Indenture, dated as of December 18, 2006, among Net Serviços de Comunicação S.A., as Issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as Escrow Agent, with respect to Net Serviços de Comunicação S.A.’s Debenture 6th Public Issuance (English-language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.1	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party.	6-K	0-28860		April 8, 2005

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	20-F for 2003	0-28860	4.2	June 30, 2004

4.3	Share Acquisition Agreement and Other Covenants, dated as of October 11, 2006, between Net Serviços de Comunicação S.A., Horizon Telecom International, LLC, Brasil TV a Cabo Participações S.A., Share holders of Net Serviços de Comunicação S.A. and Vivax S.A. (English-language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.4	Share Acquisition Agreement and Other Covenants (Contrato de Aquisição de Ações e Outras Avenças), dated as of October 11, 2006, between Net Serviços de Comunicação S.A., Fernando Norbert, Brasil TV a Cabo Participações S.A., Share holders of Net Serviços de Comunicação S.A., Christopher Torto and Vivax S.A. (English-language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.5	Instrument of Ancillary Obligation Commitment (Termo de Compromisso de Obrigações Ancilares) dated as of October 11, 2006, between Net Serviços de Comunicação S.A. and Fernando Norbert (English-language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.6	Indemnification Agreement (Acordo de Indenização), dated as of October 11, 2006, between Fernando Norbert, Christopher Paul Torto, Net Serviços de Comunicação S.A. and Vivax S.A. (English-language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.7	Shareholders’ Agreement, dated as of October 11, 2006, between Brasil TV a Cabo Participações S.A. and Net Serviços de Comunicação S.A. (English-language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.8	Shareholders’ Agreement, dated as of October 11, 2006, between Fernando Norbert and Net Serviços de Comunicação S.A. (English- language translation).	20-F for 2006	0-28860	1.1	March 9, 2007

4.9	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein.	Amendment No. 1 to F-4	333-120286	10.6	February 7, 2005

4.10	Services Agreement and Other Covenants with Embratel					X

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.					X

12.1	Certification of José Antonio Guaraldi Felix, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

12.2	Certification of João Adalberto Elek Junior, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X

13.1	Certification of José Antonio Guaraldi Felix, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

13.2	Certification of João Adalberto Elek Junior, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

15.1	Consolidated Financial Statements of Vivax S.A. for the year ended December 31, 2006	X

     We hereby agree to furnish to the SEC copies of any of our other long term debt instruments and agreements as the SEC requests.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

/s/ José Antonio Guaraldi Felix

	Name:	José Antonio Guaraldi Felix
	Title:	Chief Executive Officer

/s/ João Adalberto Elek Junior

	Name:	João Adalberto Elek Junior
	Title:	Chief Financial Officer

Date: June 30, 2008

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2007, 2006 and 2005
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report on Internal Control over Financial Reporting

     The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

     As disclosed in the notes 1 and 6 of its consolidated financial statements, during the second quarter of 2007, the Company acquired the Vivax Ltda (formerly Vivax S/A). As provided under the Sarbanes Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Vivax from this evaluation. Vivax is a wholly owned subsidiary whose total assets and total revenues represented 15.69% and 14.99%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

_____________________________

Francisco Valim Tosta Filho

Chief Executive Officer

Date: January 31, 2008

Management’s Report on Internal Control over Financial Reporting

The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

     As disclosed in the notes 1 and 6 of its consolidated financial statements, during the second quarter of 2007, the Company acquired Vivax Ltda (formerly Vivax S/A) As provided under the Sarbanes Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Vivax from this evaluation. Vivax is a wholly owned subsidiary whose total assets and total revenues represented 15.69% and 14.99%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

_____________________________

João Adalberto Elek Junior

Chief Financial Officer

Date: January 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of VIVAX Ltda. (formerly VIVAX S.A.), which is included in the 2007 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$490,407 and US$174,050 of total and net assets, respectively, as of December 31, 2007 and US$275,170 and US$13,169 of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Net Serviços de Comunicação S.A. also did not include an evaluation of the internal control over financial reporting of VIVAX Ltda.

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2007 and 2006, and related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007 of Net Serviços de Comunicação S.A. and our report dated January 31, 2008 expressed an unqualified opinion thereon.

São Paulo, January 31, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vivax Ltda. (formerly Vivax S.A.), an investee accounted for using the equity method, for the year ended December 31, 2006. The investment in Vivax Ltda., amounted to US$51,597 thousand at December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vivax S.A. is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2008, expressed an unqualified opinion thereon.

São Paulo, January 31, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Thousands of United States dollars, except share amounts)

	2007	2006

Assets
Current assets
Cash and cash equivalents	US$ 319,063	US$ 11,826
Short-term investments	2,512	222,209
Trade accounts receivable, net of allowance for
doubtful accounts of US$ 16,803 at December 31, 2007
and US$11,618 at December 31, 2006	181,371	95,625
Inventories	36,107	24,543
Deferred income taxes	36,053	39,271
Recoverable income taxes	25,319	14,110
Prepaid expenses	13,962	8,310
Other current assets	6,894	10,134

Total current assets	621,281	426,028

Non-current assets
Property and equipment, net	998,872	586,009
Investments in affiliated companies	-	54,786
Goodwill	941,922	473,769
Intangible assets	308,575	-
Deferred income taxes	127,296	175,586
Judicial deposits	96,574	64,307
Recoverable income taxes	24,151	14,921
Other non-current assets	7,242	15,619

Total non-current assets	2,504,632	1,384,997

Total assets	3,125,913	1,811,025

	2007	2006

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 119,979	US$ 64,281
Accounts payable to programmers,
(inclusive of US$ 44,349 and US$33,786 due to
related parties as of December 31, 2007 and 2006)	68,647	41,931
Income taxes payable	20,734	10,878
Sales taxes payable	41,592	21,947
Payroll and related charges	54,846	30,578
Current portion of long-term debt	7,774	-
Interest payable	6,153	4,045
Deferred revenue	88,193	52,043
Accrued expenses and other liabilities	15,035	31,394

Total current liabilities	422,953	257,097

Non-current liabilities
Long-term debt, less current portion	620,943	421,283
Deferred sign-on, hook-up fee and programming
benefits	30,841	22,987
Estimated liability for tax, labor and civil claims and
assessments	379,946	269,616
Accrued expenses and other liabilities	47,523	985

Total non-current liabilities	1,079,253	714,871

Total liabilities	1,502,206	971,968

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (December 31, 2007 –
223,120,007 and December 31, 2006 – 181,564,205)	2,359,660	1,904,876
Common stock, no par value, shares issued and
Outstanding (December 31, 2007 – 111,822,137 and
December 31, 2006 – 110,675,783)	959,641	947,175
Additional paid-in capital	79,188	106,469
Accumulated deficit	(1,804,601)	(1,926,755)
Accumulated other comprehensive profit (loss)	29,819	(192,708)

Total stockholders’ equity	1,623,707	839,057

Total liabilities and stockholders’ equity	US$ 3,125,913	US$ 1,811,025

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(Thousands of United States dollars, except per share and share amounts)

	Years ended December 31,

	2007	2006	2005

Total revenue	US$ 1,835,911	US$ 1,144,671	US$ 815,941
Taxes and other deductions from revenues	(415,006)	(243,768)	(155,276)

Net operating revenue	1,420,905	900,903	660,665

Programming and other operating costs, excluding depreciation and amortization
Third party providers	(109,799)	(38,606)	(7,800)
Related parties	(246,863)	(214,098)	(191,698)
Other operating costs	(328,485)	(183,277)	(130,207)
Selling, general and administrative expenses	(345,879)	(227,878)	(148,264)
Depreciation and amortization	(207,188)	(74,985)	(68,160)
Other income (expense)	(7,446)	10,574	5,071

Total operating costs and expenses	(1,245,660)	(728,270)	(541,058)

Operating income	175,245	172,633	119,607

Other income (expenses):
Monetary indexation, net	(53)	,475	(952)
Gain on exchange rate, net	28,150	8,576	30,821
Interest expense	(61,891)	(47,651)	(57,629)
Interest income (including gain on extinguishment of liabilities of
US$32,951 in 2006)	37,682	56,256	43,617
Financial expense, net	(35,603)	(26,420)	(37,023)

Total other expenses, net	(31,715)	(8,764)	(21,166)

Income before income taxes	143,530	163,869	98,441

Income taxes benefit (expense)	(21,376)	40,812	(42,027)

Net income	US$ 122,154	US$ 204,681	US$ 56,414

Net earnings per common share basic and diluted	US$ 0.36	US$ 0.72	US$ 0.22

Net earnings per preferred share, basic and diluted	US$ 0.40	US$ 0.79	US$ 0.25

Weighted average number of common shares outstanding, basic and diluted	111,721,635	108,768,946	97,962,719

Weighted average number of preferred shares outstanding, basic and diluted	205,346,283	159,536,115	139,473,358

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2007, 2006 and 2005
(Thousands of United States dollars, except share amounts)

						Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive gain (loss) - only CTA

	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Balance at December 31, 2004	79,918,946	55,224,756	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ (2,187,850)	US$ (246,955)	US$ 3,651
Issuance of shares for cash at March 21, 2005	11,994,425	36,716,406	23,075	70,640	93,715	-	-	-	93,715
Exchange of payable for common shares at March 21, 2005	-	12,330,396	-	23,802	23,802	-	-	-	23,802
Issuance of shares for cash at April 20, 2005	58,284,947	-	120,336	-	120,336	-	-	-	120,336
Issuance of shares for cash at May 10, 2005	1,712,283	629,675	3,647	1,341	4,988	3,531	-	-	8,519
Exercise of stock options in August and September, 2005	229,952	-	512	-	512	-	-	-	512
Exchange of tax benefit contributed by Stockholders for shares November 8, 2005	3,842,018	2,647,107	18,862	12,994	31,856	(31,856)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	35,107	-	-	35,107
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	22,933	22,933
Net income for the year	-	-	-	-	-	-	56,414	-	56,414

Balance at December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by Stockholders for shares May 18, 2006	2,571,494	1,771,730	18,786	12,944	31,730	(31,730)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	(2,023)	-	-	(2,023)
Issuance of shares on November 29, 2006	-	1,346,784	-	13,627	13,627	-	-	-	13,627
Issuance of shares on November 30, 2006	23,010,140	-	226,379	-	226,379	-	-	-	226,379
Issuance of shares on December 4, 2006	-	8,929	-	90	90	-	-	-	90
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	31,314	31,314
Net income for the year	-	-	-	-	-	-	204,681	-	204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by stockholders for shares February 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-
Issuance of shares for Vivax acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320
Exchange of tax benefit contributed by Stockholders for shares	-	-	-	-	-	5,649	-	-	5,649
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	222,527	222,527
Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

							2007	2006	2005

				Net income for the period			US$ 122,154	US$ 204,681	US$ 56,414
				Cumulative translation adjustments			222,527	31,314	22,933

				Total comprehensive income			US$ 344,681	US$ 235,995	US$ 79,347

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(Thousands of United States dollars)

	Years ended December 31,

	2007	2006	2005

Operating activities
Net income for the year	US$ 122,154	US$ 204,681	US$ 56,414
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	821	5,947	360
Amortization of deferred sign-on and hook-up fee revenues	(4,548)	(18,437)	(10,704)
Equity in results of affiliates	(6,785)	(1,613)	(513)
Exchange losses, monetary indexation and interest expense, net	84,835	16,293	19,756
Depreciation and amortization	207,188	74,985	68,160
Deferred income taxes	2,936	(83,703)	28,023
Write off and disposal of assets, net	1,878	-	46
Estimated liability for tax, labor and civil claims and assessments	(18,073)	(38,759)	(15,992)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(28,563)	(17,732)	(7,598)
Recoverable income taxes	(7,191)	32,729	(6,884)
Restricted cash	-	33,690	(42,020)
Short-term investments	243,636	(107,261)	(33,891)
Prepaid expenses and other assets	(1,191)	(1,497)	(10,776)
Accounts payable to suppliers and programmers	44,963	36,740	(22,063)
Income taxes payable	6,875	(679)	6,872
Payroll and related charges	10,782	12,671	(5,100)
Sales taxes, accrued expenses and other liabilities	3,647	41,401	2,737

Net cash provided by operating activities	663,364	189,456	26,827

Investing activities
Acquisition of property and equipment	(406,384)	(235,634)	(86,222)
Acquisition of investments
and advances to related companies, net of repayments	(3,703)	(1,952)	-
Proceeds from sale of equipment	6,679	13,886	12,805
Net cash acquired from acquisition of subsidiaries	58,426	-	-

Net cash used in investing activities	(344,982)	(223,700)	(73,417)

Financing activities
Short-term debt
Issuances	1,199	2,383	75,633
Repayments	(61,524)	(201,103)	(84,859)
Long-term debt
Issuances	50,699	421,406	200,571
Repayments	(28,330)	(216,954)	(409,941)
Capital contributions in cash	-	13,811	223,082

Net cash provided (used) in financing activities	(37,956)	19,543	4,486

Effect of exchange rate changes on cash and cash equivalents	26,811	2,662	5,483

Net increase (decrease) in cash and cash equivalents	307,237	(12,039)	(36,621)
Cash and cash equivalents at beginning of the year	11,826	23,865	60,486

Cash and cash equivalents at end of the year	US$ 319,063	US$ 11,826	US$ 23,865

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 25,964	US$ 18,378	US$ 10,586
Cash paid for interest	US$ 48,413	US$ 47,999	US$ 61,841
Shares issued in connection with Vivax acquisition	US$ 434,320	US$ -	US$ -
Exchange of tax benefit contributed by shareholder for shares	US$ 27,281	US$ -	US$ -

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(Thousands of United States dollars, unless otherwise indicate)

1. Operations

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

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On October 11, 2006, the Company and certain shareholders of Vivax Ltda, formerly Vivax S.A.(Vivax) entered into agreements whereby the Company initially acquired a 36.7% minority interest of Vivax, the second largest cable television service provider in Brazil.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), the Company has completed the acquisition of remaining outstanding shares of Vivax.

On November 1, 2007 the Company acquired the remaining 50% ownership of Net Jundiaí Ltda., formerly TV Cabo e Comunicações de Jundiaí S.A. (Net Jundiaí), previously a jointly controlled entity. Also on December 18, 2007 the Company acquired the remaining 40% minority interest of TV Cabo Criciúma Ltda (Net Criciuma).

1. Operations (Continued)

The Company holds the following direct and indirect subsidiaries and equity investee in ownership percentages in December 31:

	2007		2006

	Direct	Indirect	Direct	Indirect

Consolidated entities
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Ltda. (*)	-	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda. (*)	-	-	100.00	-
Net Ribeirão Preto Ltda.	12.07	87.93	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda. (*)	-	-	-	100.00
Net Florianópolis Ltda.	78.14	21.86	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	40.00	60.00	-	60.00
Net Curitiba Ltda. (*)	-	-	-	100.00
Net Londrina Ltda.	86.45	13.55	-	100.00
Brasil TV Cabo Participações S.A. (*)	-	-	82.81	-
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de
Jundiai Ltda.)	100.00	-	50.00	-
Vivax Ltda. (formerly Vivax S.A.)	100.00	-	14.57	22.14
Cable operating subsidiaries under Vivax Ltda. :
Horizon Line Brasil Ltda. (“HLB”)	8.18	91.82	-	-
Jacareí Cabo S.A.	-	83.00	-	-
Canbras TVA Cabo Ltda.	-	100.00	-	-
TV Mogno Ltda.	-	100.00	-	-
TV Eucalipto Ltda.	-	100.00	-	-
614 TVH Vale S.A. (“TVH”)	-	100.00	-	-

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged into others.

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

Inventories used for maintenance and repair of our cable plant in the amount of US$24,543, previously included in property and equipment, have been reclassified to current assets to conform with the current year presentation. We believe this classification better reflects the intended use of the expendable items.

The exchange rate of the Brazilian Real (R$) to the US$ was R$1.7713:US$ 1.00 on December 31, 2007, R$2.1380:US$ 1.00 on December 31, 2006. On January 31, 2008 the exchange rate was R$1.7603:US$ 1.00.

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its subsidiaries and operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Significant Accounting Policies (Continued)

b) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view, high-speed data and phone services. Revenue is recorded in the month the services are provided. The sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system.

Deferred revenue includes monthly subscription fees billed in advance, which are recognized as revenues over the rental agreement terms, and advanced rental of our cable plant capacity which is amortized to income over 10-years.

Taxes and other deductions from revenues consist primarily of ICMS value-added tax, ISS municipal tax, PIS-related federal tax, COFINS federal social security tax and FUST and FUNTEL taxes. Such taxes for the years ended 2007, 2006 and 2005 were US$324,272, US$199,128 and US$131,226, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$66,349, US$51,320 and US$46,070 for the years ended December 31, 2007, 2006 and 2005, respectively, which are included in selling, general and administrative expenses.

3. Significant Accounting Policies (Continued)

e) Cash and cash equivalents and short-term investments

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents. Excess cash is invested in short-term, highly liquid money market funds with major financial institutions and is classified as short-term investments. The cost of these investments approximates fair value.

f) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Inventories

Materials and supplies used in maintenance and repair are stated at the lower of cost (average cost) or market value and reduced by an allowance for obsolescence whenever necessary.

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and new cable service installations at subscribers’ residences including those of providing high-speed Internet and phone services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives.

3. Significant Accounting Policies (Continued)

i) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. In 2006, the Company used the equity method of accounting for investments in TV Cabo e Comunicações de Jundiaí S.A., Vivax S.A. and Brasil TV a Cabo Participações S.A.. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

j) Impairment of Long-lived Assets

In accordance with Statement of Financial accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company records an impairment charge on long-lived assets used in operations, including finite-lived intangible assets, when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows expected to be generated by those assets are less than the carrying amount of these assets. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized in the statement of income.

k) Indefinite-lived Intangible Assets

Indefinite-lived intangible assets, primarily consisting of goodwill and cable operating licenses, are carried at historical value and not amortized. Indefinite-lived intangible assets are reviewed for impairment annually, or more frequently if impairment indicators exist. In accordance with SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets”, the impairment analysis compares the estimated fair value of these assets to the related carrying value, and an impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based upon consideration of various valuation methodologies, future cash flows and growth rates used in the Company’s budget and business plans, and comparable market analyses.

3. Significant Accounting Policies (Continued)

l) Estimated liability for tax, labor and civil claims and assessment

The Company has established accruals for estimated liabilities for tax, labor and civil claims and assessments that may become payable in the future years as a result of tax inspections by tax authorities that involve considerable judgment on the part of management. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its legal advisors. Accruals are reviewed and adjusted to account for changes in circumstances such as elapsing of applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new issues or court decisions. Actual results could differ from estimates.

m) Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, determined under enacted tax laws and rates.

Interest and penalties are accrued with the respect to unrecognized tax benefits as a component of interest expense.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefits contributed by stockholders, as described in Note 13, is recorded as additional paid-in capital.

3. Significant Accounting Policies (Continued)

n) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

o) Earnings (loss) per share calculations

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

p) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

3. Significant Accounting Policies (Continued)

q) Business Segment

FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, requires companies to disclose certain information about their reportable operating segments.

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company provides its entire range of services using the same delivery system and has concluded it has one reportable segment.

r) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements.

SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”).

3. Significant Accounting Policies (Continued)

r) Recent Accounting Pronouncements (Continued)

SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement will not result in a material impact on the Company’s financial position.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquiree company. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

4. Inventories

Inventories are comprised at December 31, as follows:

	2007	2006

Consumable material	US$ 20,307	13,254
Parts and maintenance material	16,896	12,719
Allowance for obsolescence	(1,096)	(1,430)

Total	US$ 36,107	24,543

5. Investments and Advances to Equity Investee

Investments in affiliated companies consists of the following:

	December, 31

	2007	2006

TV Cabo e Comunicações Jundiaí S.A.	US$ -	US$ 3,189
Vivax Ltda.	-	20,484
Brasil TV Cabo Participações S.A.	-	31,113

	US$ -	US$ 54,786

At December 31, 2006, the Company accounted for its investments in Vivax and BTVC using the equity method of accounting. At December 31, 2006, BTVC continued to be controlled by Mr. Fernando Norbert who held 51% of its voting shares. At December 31, 2006, the Company’s direct and indirect investment in Vivax amounted to US$51,597 and included an equity gain of US$796. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

The aggregate value of Company´s investment in Vivax based on quoted market price as at December 31, 2006 was US$246,397.

5. Investments and Advances to Equity Investee (Continued)

The summarized financial information of Vivax and BTVC as of December 31, 2007 and 2006 is as follows:

	BTVC		Vivax

	2007	2006	2007	2006

Current assets	US$ -	US$ 18	US$ 75,091	US$ 61,788
Non-current assets	-	36,977	415,316	230,359
Current liabilities	-	6	75,001	21,773
Non-current liabilities	-	42	241,355	131,635

	BTVC			Vivax

	2007	2006	2005	2007	2006	2005

Gross revenues	US$ -	US$ -	US$ -	US$ 275,170	US$ 172,242	US$ 128,855
Gross profit	-	-	-	76,929	57,408	42,021
Net income	-	10,548	4,742	13,169	28,763	8,061

6. Business Combination

On November 30, 2006, the Company acquired 36.7% minority interest in Vivax, a cable television provider in Brazil. As consideration for this acquisition Net issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of NET upon their exercise of the preference rights. The acquisition cost totaled US$227,661 based on the market price of the Company’s preferred shares at the date the transaction was announced. As part of the transaction, Globo, Embratel and their respective subsidiaries have agreed to waive their preemptive rights in respect to the preferred shares.

6. Business Combination (Continued)

On June 11, 2007, the Company consummated the acquisition of the remaining 63,3% of the outstanding shares of Vivax in a stock-for-stock transaction. As consideration for this acquisition Net issued 39,674,028 preferred shares. The acquisition cost totaled US$434,320 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$352,234 largely attributed to expected future profits. The Company incurred acquisition costs of US$2,428 which are included in the acquisition price.

The acquisition has been accounted for using the purchase method and the financial results of Vivax have been consolidated in the company’s Consolidated Financial Statements as from June 11, 2007, the date the Company assumed control.

On November 1, 2007, the Company acquired the remaining 50% ownership of the previously jointly controlled company Net Jundiaí for US$ 9,156 cash. The acquisition has been accounted for using the purchase accounting method and the results of Net Jundiaí have been consolidated in the Company’s Consolidated Financial Statements from the November 1, 2007 date of acquisition.

6. Business Combination (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed:

	Vivax	Vivax
	(first step	(second step
	acquisition)	acquisition)	Net Jundiaí

Assets
Fixed assets	31,969	55,141	3,359
Customer relationship subscribers – intangible	42,398	73,127	2,900
Customer relationship telecom – intangible	4,146	7,152	-
Licenses – intangible	56,262	97,040	4,297
Other assets	10,730	5,666	1,344

Total assets acquired	US$ 145,505	US$ 238,126	US$ 11,900

Liabilities
Loans	US$ (41,857)	US$ (72,196)	US$ (6)
Tax renegotiation installments	(646)	(1,114)	(475)
Contingencies	(21,547)	(37,163)	(85)
Other liabilities	(8,310)	(14,332)	(1,566)
Deferred income tax	-	(83,315)	(2,498)

Total liabilities assumed	US$ (72,360)	US$ (208,120)	US$ (4,630)

Net assets acquired	US$ 73,145	US$ 30,006	US$ 7,270
Purchase price net of cash acquired	US$ 228,875	US$ 382,240	9,156

Goodwill	US$ 155,730	US$ 352,234	1,886

Difference in valuation from preliminary to final	US$ 24,872

Balance as of December 31, 2006	180,602

6. Business Combination (Continued)

The following table presents pro-forma unaudited financial information as if the acquisition of Vivax and Net Jundiaí had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	December 31,

	2007	2006

Net Sales	US$ 1,504,572	US$ 1,057,135
Net Income	128,271	234,789
Net income per common share, basic and diluted	US$ 0.38	US$ 0.83
Net income per preferred share, basic and diluted	US$ 0.42	US$ 0.91

On December 18, 2007 the Company acquired the remaining 40% ownership of the previously jointly controlled company TV Cabo Criciúma Ltda. (“Net Criciuma”) for US$ 1,400 cash and recorded goodwill of US$150. Due to its immateriality, this acquisition has not been included in the previous disclosure.

7. Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during three years in the period ended December 31, 2007 is as follows:

Balance at December 31, 2004	US$ 270,821
Deferred income tax	(36,276)
Currency translation	33,829

Balance at December 31, 2005	268,374
Deferred income tax	(664)
Currency translation	25,457
Acquisition of Vivax	180,602

Balance at December 31, 2006	473,769
Goodwill on acquisition of 63.3% remaining of Vivax	352,234
Goodwill on acquisition of Net Jundiai	1,886
Goodwill on acquisitions of Net Criciuma	150
Currency translation	113,883

Balance at December 31, 2007	US$ 941,922

The total goodwill of US$510,000 associated with the Vivax, Net Jundiai and Net Criciúma acquisitions is deductible for tax purposes.

8. Recoverable Income Taxes

	2007	2006

Withholding income taxes	US$ 49,470	US$ 29,031
Current portion	(25,319)	(14,110)

Non-current portion	US$ 24,151	US$ 14,921

Recoverable income tax withheld on income earned on financial investments is available to offset income tax payable and other similar taxes. The Company and its cable operating subsidiaries offset recoverable income taxes against payroll income tax withheld from employees.

9. Property and Equipment, Net

At December 31, 2007 property and equipment consisted of:

	December 31, 2007			December 31, 2006

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	US$ 2,137,121	US$ (1,234,406)	US$ 902,715	US$ 502,598
Data processing equipment	166,540	(117,780)	48,760	34,990
Buildings and improvements	17,468	(9,439)	8,029	3,616
Fixtures, fittings and installations	31,927	(17,520)	14,407	3,853
Vehicles	1,913	(1,465)	448	205
Other	28,175	(6,475)	21,700	28,882

	2,383,144	(1,387,085)	996,059	574,144
Cable construction materials	1,067	-	1,067	10,473
Land	1,746	-	1,746	1,392

	US$ 2,385,957	US$ (1,387,085)	US$ 998,872	US$ 586,009

Total depreciation expense for property and equipment was US$193,400 and US$ 74,985 for December 31, 2007 and December 31, 2006, respectively. Accumulated depreciation at December 31, 2006 was US$995,052.

In light of the recent upgrades made to the cable plant, the Company changed the estimated useful lives of specified items of its cable distribution plant as follows:

	Useful life	Useful life
	revised in 2007	in 2006
Description	(In years)	(In years)

Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures
and fittings and other equipment	10	5 – 10
Data processing equipment	3	5

9. Property and Equipment, Net (Continued)

This change in estimate resulted in an increase of US$ 66,417 in depreciation expenses and a reduction of US$ 22,582 in income tax expense for the period ended December 31, 2007. The effect in the net result was US$ 43,835 (US$ 0.39 per common share basic and diluted and US$ 0.20 per preferred share, basic and diluted).

10. Intangible Assets

In connection with the acquisition of Vivax, Net Jundiaí and Criciúma, the Company recorded the fair value of purchased intangible assets with definite and indefinite lives.

At December 31, 2007 the carrying amount of Company’s intangible assets and related accumulated amortization is comprised as follows:

December 31, 2007

	Gross	Accumulated	Net book
	carrying amount	amortization	Value

Non subject to amortization
Indefinite life
Cable Television License	US$ 177,738	-	US$ 177,738
Subject to amortization
Definite life
Customer relationship	145,448	(14,611)	130,837

	US$ 323,186	US$ (14,611)	US$ 308,575

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is performed and the Company complies the applicable rules.

The future amortization of customer relationships for each year is as follows:

Consolidated

2008	US$ 25,959
2009	25,959
2010	25,959
2011	25,959
2012	25,959
2013	1,042

US$ 130,837

11. Related Party Transactions

In the normal course of its business the Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

Globo Comunicação e Participações S.A.

The Company purchases programming from affiliates of Globo Comunicação e Participações S.A mainly Net Brasil S.A. and Globosat Programadora Ltda.

Empresa Brasileira de Telecomunicações S.A. - Embratel

The Company and Empresa Brasileira de Telecomunicações S.A. “Embratel” offer voice services to current and potential Company’s subscribers under a revenue business model using the Company's bi-directional network. The amounts receivable from Embratel arising from ongoing business transactions are included in trade accounts receivable. The services acquired from Embratel include: link vírtua, voice channel, fixed telephone and click 21, and are registered at prices believed to be at market conditions.

The balances due to and from related parties as well as revenues and operating costs as of December, 31 2007 and 2006 are as follows:

Related companies	Assets		Liabilities		Service revenues		Operating costs

	2007	2006	2007	2006	2007	2006	2007	2006

Emp. Brasil. de Telecom.
S.A – Embratel	US$ 18,471	5,105	47,139	16,681	41,091	5,066	(46,161)	(20,386)
Net Brasil S.A	-	-	40,742	-	-	-	(220,283)	(196,147)
Globosat Programadora
Ltda.	140	46	3,607	-	895	-	(25,983)	(18,597)
Other	-	43	942	921	45	-	(13,897)	(9,283)

Total	US$ 18,611	5,194	92,430	17,602	42,031	5,066	(306,324)	(244,413)

12. Debt

Debt is comprised as follows:

			Outstanding balances as of

	Face	Effective	December	December
	Amount	interest rate	31, 2007	31, 2006

Debentures - 6th public issuance	US$ 327,442	CDI + 0.70%	US$ 327,442	US$ 271,283
Perpetual Notes	150,000	9.25%	150,000	150,000
Bank credit notes	95,975	CDI + 1.20%	95,975	-
FINAME	55,300	TJLP + 3.15%	55,300	-

			628,717	421,283
Less current portion			(7,774)	-

Long-term debt			US$ 620,943	US$ 421,283

12. Debt (Continued)

Debentures program

On December 27, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$ 271,283 (R$ 580,000). The costs of issuance of the debentures in the amount of US$ 2,318, were capitalized and will be amortized over the seven year-term of the debentures.

The 6th debenture issuance bears interest at the CDI rate plus 0.7%, payable semi-annually in arrears annually on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity. The 6th debenture issuance has no guarantees but the Company must comply with certain covenants. The Company was in compliance with the agreed covenants as of December 31, 2007.

Perpetual Notes

On November 28, 2006 the Company issued 9.25% guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. These notes may be redeemed at the option of the Company, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The acquired companies, Vivax Ltda. and Net Jundiaí Ltda. became guarantors of the Perpetual Notes that are jointly guaranteed by all of the Company's wholly-owned subsidiaries.

12. Debt (Continued)

Bank Itaú BBA

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of US$116,174 with Banco Itaú BBA in the form of Bank Credit Notes, with yield equivalent to the CDI plus 2%, due semiannually. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by the Company’s guarantee and the financial covenants were amended to reflect those of the 6th debenture issuance. The facility is now subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year. The terms of the new debt instrument are not materially different from the original debt instrument and the impact of the modification of the terms is immaterial. On November, 13 2007, the Company prepaid USD28,277 of this debt.

Government Agency for Machinery and Equipment Financing – FINAME

The Company obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program, in the principal amount of US$ 55,300. These loans bear interest at 3.15% per year plus Long-Term Interest Rate – TJLP, with a principal grace of one year period and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due:	Consolidated

2009	US$ 14,183
2010	96,044
2011	192,019
2012	86,836
2013	81,861

Total	US$ 470,943

12. Debt (Continued)

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2007 and 2006, the fair value of Company’s fixed rate debt exceeded its carrying value by US$2,098 and US$4,275 at December 31, 2007 and 2006, respectively. Unrealized gains or losses on the debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

13. Other Non-Current Liabilities

Other non-current liabilities include amounts payable to the “Escritório Central de Arrecadação e Distribuição”, or ECAD, which are under litigation due to several lawsuits filed against the Company and several of our cable operating subsidiaries.

ECAD is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2007 the Company and its subsidiaries had judicial deposits of US$ 30,891 (US$5,849 in 2006), corresponding to 100 percent of the amounts under this litigation. Such amounts are classified as non-current liabilities and included in non-current judicial deposits.

14. Stockholders’ Equity

The Company is a public corporation incorporated under the laws of Brazil. As of December 31, 2007, the Company had 111,822,137 shares of voting common stock and 223,120,007 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$6,500,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, with which the Company complies, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

14. Stockholders’ Equity (Continued)

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares.

The Company’s local Brazilian Statutory Financial Statements presented a net income corresponding to US$ 98,375 for the year ended December 31, 2007 (US$ 38,322 for the year ended December 31, 2006) and accumulated losses of US$ 1,701,627 as of December 31, 2007 (US$ 1,491,272 in 2006).

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting Preferred shares at December 31, 2007 and December 31, 2006:

	2007			2006

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	2.9%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	2.9%	8.7%	-	3.3%
Roma Participações Ltda.	-	-	-	-	-	-
Globo Comunicação e
Participações S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Telmex Group:
GB Empreendimentos
E Participações S.A.	25.0%	-	14.1%	25.0%	-	16.0%
Empresa Brasileira de
Telecomunicações S.A	1.9%	7.1%	5.3%	1.9%	8.6%	6.1%
Embratel Participações
Ltda	36.2%	5.4%	15.7%	36.2%	6.6%	17.8%
Public Market	0.6%	87.5%	58.5%	0.7%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	111,822,137	223,120,007	334,942,144	110,675,783	181,564,205	292,239,988

On June 11, 2007, the Company issued 39,674,028 common shares in the amount of US$ 434,320 in connection with the acquisition of the remaining 63,3% of the outstanding shares of Vivax.

14. Stockholders’ Equity (Continued)

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

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares in connection with the acquisition of Vivax.

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

14. Stockholders’ Equity (Continued)

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

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On May 18, 2006, the Company issued, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares at price corresponding to US$7.31 per share totaling US$31,856. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to approximately US$4.91 per share were issued in respect to the previously contributed tax benefits realized.

On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

15. Earnings per Share

The following table sets forth the computation of earnings per share for the year ended December 31, 2007, 2006 and 2005 (in thousands, except per share amounts):

	2007	2006	2005

Numerator
Net income	US$ 122,154	US$ 204,681	US$ 56,414

Denominator
Weighted average number of common shares	111,721,635	108,768,946	97,962,719
Weighted average number of preferred shares	205,346,283	159,536,115	139,473,358
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of preferred shares adjusted	225,880,911	175,489,727	153,420,694

Denominator for basic earnings per share	337,602,546	284,258,672	251,341,457

Basic earnings per common share	US$ 0.36	US$ 0.72	US$ 0.22
10% - Preferred shares	1.10	1.10	1.10
Basic earnings per preferred shares	US$ 0.40	US$ 0.79	US$ 0.25

16. Income Tax

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,

	2007	2006	2005

Current income tax	US$ (18,440)	US$ (11,122)	US$ (14,004)
Deferred income tax	(2,936)	51,934	(28,023)

Income tax (expense) benefit	US$ (21,376)	US$ 40,812	US$ (42,027)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2007, 2006 and 2005. The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

	2007	2006	2005

Income from continuing operations	US$ 143,530	US$ 163,869	US$ 98,441
Statutory composite tax rates	34.00%	34.00%	34.00%

Tax benefit (expense) at statutory rates	(48,800)	(55,715)	(33,470)
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences	30,360	44,593	2,161
Tax benefit of transaction with stockholder	(35,966)	(33,735)	(32,044)
Differences between US GAAP x BR GAAP	(22,073)	40,796	(55,861)
Other	-	39	(1,120)
Decrease (increase) in valuation allowance	55,103	44,834	78,307

Income tax (expense) credit	US$ (21,376)	US$ 40,812	US$ (42,027)

16. Income Tax (Continued)

The net deferred tax assets are comprised as follows:

	2007	2006

Deferred tax assets:
Tax loss carryforwards	US$ 680,909	US$ 531,565
Tax benefit of transaction with stockholder	35,844	59,613
Accrued expenses – not currently deductible	33,174	20,434
Change in functional currency	(236)	(2,385)
Deferred hook-up revenue charges	5,987	4,267

	755,678	613,494
Deferred tax liabilities:
Property and equipment	(20,033)	44,337

Tax effects of differences in purchase price allocation	(92,719)	-

	(112,752)	44,337

Net deferred tax assets	642,926	657,831
Valuation allowance	(479,577)	(442,974)

Net deferred tax asset	163,349	214,857

Current assets	(36,053)	(39,271)

Non-current assets	US$ 127,296	US$ 175,586

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2007 and 2006, the Company and its subsidiaries had tax loss carry forwards of US$ 2,202,323 and US$ 1,720,281, respectively.

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN48), on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. The Company will continue to recognize interest and penalties in interest expense for unrecognized tax benefits.

The Company has previously recorded certain income tax liabilities related to unrecognized tax benefits of US$9,809 as part of its estimated liability for tax, labor and civil claims and assessments.

16. Income Tax (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	US$ 9,809

Additions based on tax positions related to the current year	1,962
Settlements	(39)
Effects of translation from Brazilian R$ into US dollar	3,158

Balance at December 31, 2007	US$ 14,890

The Company has recorded US$ 6,709 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2007 (US$4,977 in 2006).

The unrecognized tax benefits are described below:

Deductibility of general, selling and interest expenses

The Company is defending a federal tax assessment notice relating to the deductibility of general, selling and interest expenses on income tax returns filed in prior years. Management has recorded estimated losses in the amount of US$8,093 (US$5,204 in 2006).

Net operating losses

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$5,278 (US$4,052 in 2006).

Other

The remaining unrecognized benefits of US$1,519 (US$553 in 2006) corresponds to the aggregation of several income tax related assessments on income tax returns filed by our cable operating subsidiaries.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

17. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operating leases as of December 31, 2007 are as follows:

	Office	Lamp
	Spaces	Poles	Total

2008	US$ 6,984	US$ 30,259	US$ 37,242
2009	7,219	31,528	38,747
2010	7,485	32,689	40,174

Total	US$ 21,688	US$ 94,476	US$ 116,163

Rental expenses for the years ended December 31, 2007, 2006 and 2005 were US$34,456, US$24,347 and US$20,933, respectively.

Commitment to acquire BIGTV Companies

On December 21, 2007, the Company executed a Private Instrument of Purchase and Sale with ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders and quotaholders of the BIGTV companies under which the Company has agreed to acquire, subject to prior regulatory approval, 100% of the shares and quotas representing the capital of the BIGTV Companies, which is expected to occur once the required regulatory approvals have been obtained.

The BIGTV Companies have operations in 12 cities, in the States of São Paulo, Paraná, Alagoas and Paraíba.

The Private Instruments of Purchase and Sale provide a formula for the calculation of the purchase price for acquisition of the BIGTV Companies and adjustments of the purchase price based on, among other things, the BIGTV Companies’ performance between signing and closing.

The Acquisition of BIGTV is subject to prior approval of ANATEL and CADE. The Company expects to obtain regulatory approval for the acquisition of the BIGTV Companies in the second quarter of 2008. (Unaudited)

17. Commitments and Contingencies (Continued)

b) Contingencies

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

At December 31, the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	2007	2006

Tax related matters	US$ 339,531	US$ 249,081
Labor related claims	23,228	8,327
Civil related claims	17,187	12,208

Total	US$ 379,946	US$ 269,616

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$130,723 (US$39,877 in 2006) to the state and federal tax authorities as a collateral for the amounts under litigation.

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$65,683 (US$64,307 in 2006), which is available to offset payments required under ultimate unfavorable court decisions.

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

17. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$32,105 (US$47,111 in 2006).

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. On December 31, 2007, US$89,568 (US$65,239 in 2006) refer to amounts recorded under litigation.

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$29,148 (US$24,149 in 2006) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amounts to US$16,147 (US$12,439 in 2006).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2007, court deposits and accrued liabilities under litigation amounts to US$23,727 (US$17,249 in 2006).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$3,875 (US$3,045 in 2006).

17. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$13,113 (US$10,864 in 2006).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$14,007 (US$11,605 in 2006). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,983 (US$3,104 in 2006).

In September 2003, the subsidiary Net Rio Ltda. received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$14,300 (US$11,847 in 2006). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio Ltda. is defending itself and recorded potential losses related to this assessment in the amount of US$7,206 (US$5,541 in 2006).

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$3,184 (US$2,801 in 2006).

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,881 (US$1,490 in 2006).

17. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$75,465 (US$58,344 in 2006) related to these taxes.

The Federal Internal Revenue has imposed a tax assessment of US$9,115 on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of US$5,132 (US$4,251 in 2006) to cover any potential losses.

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

18. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution.

Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

On December 31, 2007 and 2006 the Company’s U.S. dollar exposure was comprised as follows:

	2007	2006

Perpetual notes	US$ 151,409	US$ 151,366
Equipment acquired from foreign suppliers	14,413	20,231

	US$ 165,822	US$ 171,597

18. Financial Instruments (Continued)

b) Derivative instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company entered into foreign exchange swaps contracts. On December 31, 2007 the total notional amount of these contracts was US$12,000 (US$90,180 as of December 31, 2006).

19. Benefits to Employees

a) Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended, December 31, 2007, 2006 and 2005 were US$ 8,308, US$7,409 and US$4,685, respectively.

b) Variable compensation

The Company has two complementary compensation plans as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its pre-determined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

19. Benefits to Employees (Continued)

b) Variable compensation (Continued)

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2007. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2007. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2008.

The expenses with variable compensation during the years ended 31 December, 2007, 2006 and 2005 were US$ 31,767, US$ 14,160 and US$ 11,234, respectively.

20. Supplementary Information

Year ended December 31, 2007

Balance at
	beginning of the	Credits (charges)	Effect of currency	Balance at end
Descriptions	year	to expense	variation	of the year

Allowance for doubtful accounts	US$(11,618)	US$ (18,180)	US$ 12,995	US$ (16,803)
Income tax valuation allowance	US$(442,974)	US$ 55,103	US$ (91,706)	US$ (479,577)

Allowance for inventories’ obsolescence	US$(1,430)	US$ 544	US$ (210)	US$ (1,096)

Year ended December 31, 2006

Allowance for doubtful accounts	US$(11,253)	US$ (10,829)	US$ 10,464	US$ (11,618)

Income tax valuation allowance	US$ (445,565)	US$ 44,834	US$ (42,243)	US$ (442,974)

Allowance for inventories’ obsolescence	US$(1,848)	US$ 691	US$ (273)	US$ (1,430)

Year ended December 31, 2005

Allowance for doubtful accounts	US$ (13,367)	US$ (7,990)	US$ 10,104	US$ (11,253)

Income tax valuation allowance	US$(500,915)	US$ 78,306	US$ (22,956)	US$ (445,565)

Allowance for inventories’ obsolescence	US$ (1,574)	US$ 79	US$ (353)	US$ (1,848)

21. Subsequent Event

On January 31, 2008, the Company’s Board of Directors approved a capital increase with the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of US$41,219 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., subject to the non-controlling pre-emptive stockholders rights.