Form 20-F
period 2008-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2009-04-23
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

113,051,524	Common Shares, as of December 31, 2008
225,574,263	Preferred Shares, as of December 31, 2008

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

     All references in this Form 20-F to “U.S. dollars,” “$” or “US$” are to United States dollars, and all references to “reais,” “real” or “R$” are to Brazilian reais. The accounts of Net Serviços, which are maintained in reais, were adjusted to conform with accounting principles generally accepted in the United States of America, or U.S. GAAP, and translated into U.S. dollars on the basis set forth in note 2 to our audited consolidated financial statements as of and for each of the years ended December 31, 2006, 2007 and 2008. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars (other than as set forth in our audited consolidated financial statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2008 of R$2.3370 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On April 14, 2009, the rate of exchange was R$2.1876 per US$1.00. See “Exchange Rate Information.”

     Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2008.

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

     The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers and industry consolidation; failure to keep pace with developments in technology; increases in churn rates; increases in programming costs; our inability to charge customers for multiples outlets; substantial additional expenses on our network; piracy; inability to renew licenses; our dependence on third parties including suppliers and vendors; interference with our ability to provide our services; increases in use of bandwidth-intensive Internet-based services; government regulations and changes therein; factors pertaining to the Internet access portion of our business; legal proceedings; substantial additional taxes on our network; interests of our current major shareholders that may differ from yours; dependence on key members of senior management; difficulties in integrating companies we acquire; accounting treatment of our goodwill; the impact of weakening economic conditions; a downturn or increased volatility in the Brazilian economy or depreciation of the real; Brazilian political and economic conditions and interventions by the Brazilian government; inflation; interest rates; performance of financial markets; developments in, and the perception of risk in, emerging market economies; restrictions on the movement of capital out of Brazil; allegation of corruption against the Brazilian government; fewer and less well defined shareholders’ rights related to our ADSs than comparable securities of an U.S. issuer; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; potential inability to exercise preemptive rights with respect to preferred shares; difficulty in exercising certain rights related to our ADSs; no dividend entitlement; holdings of preferred shares and ADSs subject to dilution; greater volatility and less liquidity in Brazilian securities markets compared to U.S. securities markets; and limited liquidity of the trading market for ADSs in the U.S.

     Developments in any of these areas, which are more fully described elsewhere in this Form 20-F and which descriptions are incorporated into this section by reference, could cause our results to differ materially from results that have been or may be projected by us or on our behalf. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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

     The following table shows the official selling rate of reais per U.S. dollar as disclosed by the Central Bank for the periods and dates indicated:

      Exchange Rate of Brazilian Reais per U.S. Dollar

	Low	High	Average(1)	Period-end

	(Reais per US$1.00)
Year

2004	2.6544	3.2051	2.9171	2.6544
2005	2.2070	2.6662	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009 (through April 14)	2.1699	2.4218	2.2993	2.1876

	Low	High

	(Reais per US$1.00)
Month
October 2008	1.9213	2.3924
November 2008	2.1210	2.4277
December 2008	2.3370	2.5004
January 2009	2.1889	2.3803
February 2009	2.2446	2.3916
March 2009	2.2375	2.4218
April 2009 (through April 14)	2.1699	2.2899

_______________
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3. KEY INFORMATION.

Selected Financial Data

     The selected audited consolidated statements of income data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of December 31, 2008 and 2007 set forth below are derived from our audited consolidated financial statements included elsewhere in this Form 20-F. Statement of income data for the years ended December 31, 2005 and 2004 and the balance sheet data as of December 31, 2006, 2005 and 2004 are derived from our previously published audited consolidated financial statements, which are not included in this Form 20-F. All of our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected audited consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

     On October 11, 2006, we acquired a minority invest in Vivax Ltda., formerly Vivax S.A., or Vivax, and on June 11, 2007, we acquired the remaining outstanding shares of Vivax. The financial results of Vivax have been consolidated with our audited consolidated financial statements beginning on June 1, 2007.

     On December 29, 2008, we acquired the control of 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A., jointly referred to as “BIGTV”, and BIGTV became a wholly owned subsidiary of our company. The financial results of BIGTV have been included in our audited consolidated financial statements beginning on December 29, 2008.

     We maintain our financial records in Brazilian reais. However, our audited consolidated financial statements and the selected financial data set forth below are presented in U.S. dollars, our reporting currency. In order to prepare our audited consolidated financial statements, we translated our accounts from reais to U.S. dollars, on the basis described in note 2 to our audited consolidated financial statements. In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment” and note 2 to our audited consolidated financial statements included elsewhere in this Form 20-F.

Net Serviços de Comunicação S.A.
Consolidated Statements of Income

	Year Ended December 31,

	2008		2007		2006		2005		2004

	(US$ in thousands, except per share and share amounts)

Total Revenue (1):	US$	2,674,964	US$	1,835,911	US$	1,144,671	US$	815,941	US$	574,329
Taxes and other deductions from revenues (2)		(641,178)		(415,006)		(243,768)		(155,276)		(107,125)

Net operating revenues		2,033,786		1,420,905		900,903		660,665		467,204

Operating cost and expenses:
Programming and other direct operating costs		(967,015)		(685,147)		(435,981)		(329,705)		(234,370)
Selling, general and administrative expenses		(522,449)		(345,879)		(227,878)		(148,264)		(109,761)
Depreciation and amortization (3)		(275,722)		(207,188)		(74,985)		(68,160)		(56,736)
Other income (expense)		(10,454)		(7,446)		10,574		5,071		4,430

Total operating costs and expenses		(1,775,640)		(1,245,660)		(728,270)		(541,058)		(396,437)

Operating income		258,146		175,245		172,633		119,607		70,767
Other income (expenses):
Monetary indexation expense, net; Gain (loss) on exchange rate, net		(119,904)		28,097		9,051		29,869		25,650
Interest expense; Financial expense, net; Interest income		(40,578)		(59,812)		(17,815)		(51,035)		(143,482)
Other income (expenses)		–		–		–		–		1,055

Total other expenses, net		(160,482)		(31,715)		(8,764)		(21,166)		(116,777)

Income (loss) from continuing operations before income taxes (expenses)		97,664		143,530		163,869		98,441		(46,010)
Income taxes (expenses) (3)		(74,458)		(21,376)		40,812		(42,027)		(41,948)
Total discontinued operations (4)		–		–		–		–		(7,860)

Net income (loss)	US$	23,206	US$	122,154	US$	204,681	US$	56,414	US$	(95,818)

Net earnings (loss) per common share, basic and diluted:
- Continuing operations	US$	0.06	US$	0.36	US$	0.72	US$	0.22	US$	(1.24)
- Discontinued operations	US$	–	US$	–	US$	–	US$	–	US$	(0.11)

Net earnings (loss) per common share, basic and diluted	US$	0.06	US$	0.36	US$	0.72	US$	0.22	US$	(1.35)
Net earnings per preferred share, basic and diluted	US$	0.07	US$	0.40	US$	0.79	US$	0.25	US$	–
Weighted average number of common shares outstanding (5) (6)		112,947,396		111,721,635		108,768,946		97,962,719		71,142,536
Weighted average number of preferred shares outstanding (5)(6)		225,366,389		205,346,283		159,536,115		139,473,358		102,808,812

OTHER FINANCIAL DATA:
Cash flows provided by operating activities		686,335		663,364		189,456		26,827		25,627
Cash flows used in investing activities		(692,154)		(344,982)		(223,700)		(73,417)		(23,269)
Cash flows provided by (used in)financing activities		166,962		(37,956)		19,543		4,486		(193)

	As of December 31,

	2008		2007		2006		2005		2004

	(US$ in thousands, except operating data)

BALANCE SHEET DATA
Assets:
Current assets (7)	US$	570,823	US$	621,281	US$	426,028	US$	306,846	US$	228,672
Property and equipment, net (3) (7)		1,023,839		998,872		586,009		420,323		367,367
Investments in affiliated companies		-		-		54,786		2,697		1,973
Goodwill		814,884		941,922		473,769		268,374		270,821
Intangible assets		292,266		308,575		-		-		-
Other assets (8)		140,144		255,263		270,433		191,875		119,167

Total assets	US$	2,841,956	US$	3,125,913	US$	1,811,025	US$	1,190,115	US$	988,000

Liabilities:
Current liabilities	US$	495,095	US$	422,953	US$	257,097	US$	221,487	US$	439,369
Long-term debt, less current portion		730,333		620,943		421,283		313,108		330,554
Deferred sign-on and hook-up fee revenues		45,329		30,841		22,987		20,842		26,029
Accrued expenses and other liabilities		331,772		427,469		270,601		269,689		188,397

Total liabilities		1,602,529		1,502,206		971,968		825,126		984,349

Stockholders’ Equity:	US$	1,239,427	US$	1,623,707	US$	839,057	US$	364,989	US$	3,651

Total Liabilities and Stockholders’ Equity:	US$	2,841,956	US$	3,125,913	US$	1,811,025	US$	1,190,115	US$	988,000

OPERATING DATA:
(at end of period)
Total homes passed by cable, excluding optical network		10,192,715 (9)		9,042,389		7,191,007		6,787,315		6,681,574
Total connected pay-television subscribers		3,182,196 (10)		2,474,039		1,811,995		1,540,227		1,418,870
Cable penetration (11)		31.2%		27.4%		25.2%		22.7%		21.2%
ARPU (12)		73.36		71.39		56.91		45.96		34.53

_______________
(1) Revenue includes fees from subscription services (pay-television and broadband Internet), connection fees, pay-per-view and fixed line telephone services.

(2) Taxes and other deductions from revenues consist primarily of Imposto sobre Circulação de Mercadorias e Prestação de Serviços, or ICMS, a value-added tax; Imposto Sobre Serviço, or ISS, a municipal tax; Programa de Integração Social, or PIS, a federal tax; Contribuição para o Financiamento da Seguridade Social, or COFINS, a federal social security tax; Fundo de Universalização dos Serviços de Telecomunicações, or FUST; and Fundo para o Desenvolvimento Tecnológico das Telecomunicações, or FUNTEL taxes. See “Item 5. Operating and Financial Review and Prospects—Financial Statement Presentation—Taxes and Other Deductions from Revenues.”

(3) In light of upgrades made to our cable plant in 2006, we revised the estimated useful lives of specified items of our cable distribution plant as of January 1, 2007. For the year ended December 31, 2007, this change resulted in an increase of US$66.4 million in depreciation expense and a reduction of US$22.6 million in income tax expense. See note 8 to our audited consolidated financial statements included elsewhere in this Form 20-F.

(4) Prior to August 30, 2004, we owned Vicom Ltda., or Vicom, which charged corporate customers a fee for the provision of data transmission services via satellite, hybrid fiber coax, or HFC, network and radio circuits. On November 4, 2003, we entered into an agreement with Comsat International for the sale of Vicom, and on August 30, 2004, the sale of Vicom was completed. As a result of the sale and according to Statements of Financial Accounting Standards, or SFAS, No. 144, all results of operations attributable to Vicom have been recorded as “discontinued operations.”

(5) Our preferred shares do not have an obligation to share losses, due to their liquidation preference. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss, such as 2004, exclude the preferred shares. See note 14 to our audited consolidated financial statements included elsewhere in this Form 20-F.

(6) Reflects the 15:1 reverse split effective on August 1, 2006.

(7) In 2006, inventories used for maintenance and repair of our cable plant in the amount of US$24.5 million, previously included in property and equipment, were reclassified as current assets to conform with the current year presentation and to better reflect the intended use of the expendable items.

(8) Includes judicial deposits, deferred and recoverable income taxes and other non-current assets.

(9) Includes 409,129 BIGTV homes passed by cable.

(10) Includes 111,192 BIGTV total connected pay-television subscribers.

(11) Cable penetration is calculated by dividing connected subscribers by homes passed as of the end of each period. In 2008, penetration without BIGTV homes passed by cable and total connected pay-television subscribers, cable penetration was 31.4% ..

(12) Average Revenue Per User (ARPU) is calculated by dividing net operating revenues for the periods by average connected pay-television subscribers for each period. In 2008, ARPU did not include BIGTV net operating revenues and connected pay-television subscribers.

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

     We and our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Agência Nacional de Telecomunicações, or Anatel, the Brazilian National Telecommunications Agency, the applicable legislation. Anatel has the power to grant licenses to competitors in the same geographic areas in which we already operate. As a result, competing operators may build systems and provide services in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously. We experience overbuild in six of the 91 cities in which we operate.

     We currently compete with:

  cable systems in six of the 91 cities in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis;

  direct-to-home, or DTH, services offered in Brazil by Brazilian and international media consortia and by a large telecommunication company that operates primarily in the State of São Paulo;

  Brazilian broadcast networks and their local affiliates;

  multi-channel multi-point distribution systems, or MMDS, in São Paulo and Rio de Janeiro wireless telephony services and wireless 3G broadband Internet services offered by wireless telephony companies;

  movie theaters, video rental stores and other entertainment and leisure activities generally; and

  fixed line telephony service providers.

     We also compete with incumbent telecommunications companies in all cities in which we offer pay-television, broadband Internet and fixed line telephony services. Each of these incumbent telecommunications companies has significantly greater financial resourses than we do. The attractive demographics of our service territory make it a desirable location for investment by these companies. Their competitive position may be improved due to changes in the current legislative and regulatory framework or if they invest in new technologies or infrastructure.

     The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face. Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting our industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

     We may not be able to continue charging our customers for more than one pay-television outlet per household.

     On April 22, 2009, Anatel resolution was published, Anatel Resolution No. 528, or Resolution No. 528, prohibiting pay-television providers from charging subscribers for more than one outlet per household. The Associação Brasileira de TV por Assinatura, or the ABTA (the Brazilian Pay TV Association), is expected to file an administrative appeal to Resolution No. 528 with Anatel in the next few days. We cannot predict the outcome of such administrative appeal, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. We estimate that approximately 4% of our revenues for the year ended December 31, 2008, were derived from fees for multiple outlets. Depending the outcome of the ABTA administrative appeal, the ABTA may also request that a federal district court allow us to continue to charge for multiple outlets within the same household.  There can, however, be no assurance that we will be able to charge customers for multiple outlets until such administrative and legal challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

     We may not be able to keep pace with developments in technology.

     Technology in the communications industry is changing rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered obsolete by the advent of superior and/or cheaper technology. It is also likely that many of the services we will offer in the future will also be offered by our competitors. Therefore, our failure to introduce these new services rapidly and efficiently to the marketplace and to sell them as effectively as our competitors could significantly harm our ability to generate sufficient revenues from such services. New services, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new services which we may offer, or the development of significant competitive services by others, could have a material adverse impact on our revenues and operating cash flow.

     Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete, and there is no assurance that sufficient financial resources will be available in order to fund new technology, especially in light of our debt service obligations and restrictive covenants.

     We cannot assure you that demand for new services, such as digital cable television, high-definition cable television, digital video recorder, near video-on-demand and fixed line telephony, will be sufficient to recover our costs of developing and marketing such services. In addition, we are unable to assure you as to the ultimate effect on us of possible technological changes.

Increases in rates of churn could negatively affect our revenues and profitability.

     Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television, broadband Internet and telephony subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. We also incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability, especially for services, such as telephony, where we expect to recover our customer acquisition costs over a longer period. In addition, in 2008 we started to offer a new package targeting a lower income segment. In case of a downturn of the Brazilian economy, we may experience higher churn rates due to this new customer segment. See “Item 4. Information on the Company—Customer Care—Customer Service and Management of Churn.”

     Increases in our programming costs would adversely affect our cash flow and operating margins.

     Programming has been, and is expected to continue to be, our largest operating expense, representing 23.1% and 25.1% of our net operating revenues in 2008 and 2007, respectively. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

     Historically, the amounts charged to us under our programming agreements had been denominated in U.S. dollars. During 2003, we entered into negotiations with our programmers to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. We have only entered into definitive agreements, which provide that we are charged for programming in reais instead of in U.S. dollars, with programmers representing approximately 79% of our total programming costs. We remain in the process of formalizing an agreement relating to the remaining 21% of our programming costs. Until this agreement is finalized, we cannot assure you that we will continue to be charged for programming in reais instead of in U.S. dollars.

     In 2008, we entered into new agreements with our programmers to provide for new programming packages that increase subscribers’ flexibility to chose their programming lineup. In connection with the new programming packages, we have agreed with several programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount regardless the number of subscribers. One of the programmers has set this minimum guaranted amount in U.S. dollars.

     If the real were to depreciate significantly against the U.S. dollar and if the programmer with which we have not entered into definitive agreement was to charge us for programming in U.S. dollars instead of reais, or if we do not achieve the agreed level of subscribers with the programmers with which we have agreed to guarantee a certain level of subscribers, our cash flows and operating margins could be materially adversely affected.

     We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

     The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, 100% of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 27% of our total network, as of December 31, 2008. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our cash flows.

     Piracy could negatively affect our revenues.

     “Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Piracy of our cable television services occurs principally through illegal cable connections to our network, which disperses our services to unauthorized outlets and unauthorized installations. Brazilian pay-television service providers experience a high rate of piracy, mainly due to Brazil’s economic environment. If we are not able to control levels of piracy under our network, our revenues could be negatively affected.

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

     We depend upon third parties to provide certain sales and customer services.

     We rely on third-party vendors to provide cost-effective and efficient customer services. Among other activities, these outsourced services relate to direct sales and customer relations, including call centers, installation workforce and sales people. If any of our third party service providers were to discontinue their services, due to operating or financial difficulties or otherwise, or were to provide poor service quality or otherwise not meet our specifications, our ability to respond to our customers timely, cost effectively, or at all, would be hindered, which could in turn harm our business.

     We depend on key suppliers and vendors to provide equipment that we need to operate our business.

     We depend upon various key suppliers and vendors, including Cisco Systems, Inc. and Motorola, Inc., to provide us network equipment, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or services to us on a timely basis or at all, due to operating or financial difficulties or otherwise, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

     Unforeseen events could interfere with our ability to provide our services.

     Unforeseen events, such as fissures in our cable network, power outages, natural disasters, fire in our control center or other similar events, could temporarily impair the quality of our signal or prevent us from sending and receiving broadcast signals, as well as causing damage to our equpment. We cannot assure you that should such events occur we would be able to prevent interruptions in our services. Extended interruptions in service may have a negative effect on our revenues to the extent that such interruptions cause customers to cancel services, request for reimbursement or require significant capital resources to correct.

     Significant unanticipated increases in the use of bandwidth-intensive Internet-based services could increase our costs.

     The rising popularity of bandwidth-intensive Internet-based services poses special risks for our broadband Internet service. Examples of such services include peer-to-peer file sharing services, gaming services and the delivery of video via streaming technology and download. In order to continue to provide high quality service at competitive prices, we need the continued flexibility to develop and refine business models that respond to changing consumer uses and demands and to manage bandwidth usage efficiently. If heavy usage of bandwidth-intensive services grows beyond our current expectations, we may have higher operating costs than currently anticipated to obtain additional bandwidth from third parties or our customers may have a suboptimal experience when using our broadband Internet service.

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

     The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. Bill No. 29 proposes restrictions on pay-television operators such as requiring a minimum amount of Brazilian produced content to be distributed and the same must carry channels for all pay-television operatores, regardless the technology (cable, MMDS or DTH). In addition, Bill No. 29 would allow telecommunication companies to provide cable services and eliminate foreign ownership limitations on telecommunication companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. It is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business under Bill No. 29.

     Changes to the current Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition. See “Item 4. Information on the Company—Regulation.”

     The Internet access portion of our business is subject to a number of factors that could adversely affect its growth and performance.

     Our business plan depends in part on the continued growth of our broadband Internet service, NET Vírtua. If residential Internet usage, and specifically residential broadband Internet usage, does not increase, declines or evolves away from the technologies in which we invest, our business plan could be adversely affected.

     The Internet industry in Brazil faces a number of uncertainties, including but not limited to: lack of access to computers among Brazilian consumers; lack of reliable security technologies; privacy concerns; excessive or unduly restrictive government regulation; uncertainty regarding intellectual property rights and other legal issues; and failure of the Internet infrastructure, such as servers and modems, to support current levels of usage growth.

     In addition, our high-speed Internet customers utilize our network to access the Internet and, as a consequence, we or they may become victim to common malicious and abusive Internet activities, such as peer-to-peer file sharing, unsolicited mass advertising (i.e., “spam”) and dissemination of viruses, worms, and other destructive or disruptive software. These activities could have adverse consequences on our network and our customers, including degradation of service, excessive call volume to call centers, and damage to our or our customers' equipment and data. In addition, any security breaches could damage our reputation and require us to expend resources to remedy. Significant incidents could lead to customer dissatisfaction and, ultimately, loss of customers or revenue, in addition to increased costs to service our customers and protect our network.

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

     We and our subsidiaries are party to several legal proceedings arising out of the regular course of our business. Such legal proceedings relate predominantly to tax matters and civil and labor disputes. Any litigation connected with such legal proceedings could be costly, time consuming and injure our reputation.

     We cannot assure you that we will obtain a final favorable court decision with regard to any particular proceeding. In addition, we cannot assure you that, should a final judgment be entered against us, the plaintiff will permit, or applicable law will allow, us to pay the imposed judgment over time. If we obtain unfavorable outcomes in such proceedings and/or if we are forced to pay a large judgment over a short period of time, our cash flows could be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings.”

     We may be subject to substantial additional taxes on our network, which would have a material adverse impact on our business and results of operations.

     We may be subject to substantial additional taxes on our network, which would have a material adverse impact on our business and results of operations. The most significant of these potential additional taxes on our network is the tax on the use of public thoroughfares (which includes the installation and passage of cables), or “shadow” tax. We have not made any reserves for the payment of the shadow tax. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If we are required to pay this tax, our operating results would be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings—Judicial Tax Proceedings—Shadow tax.”

     Our current major shareholders control most of our corporate transactions and their interests may differ from yours.

     Globo Comunicação e Participações S.A., or Globo, Distel Holdings S.A., or Distel, a wholly-owned subsidiary of Globo, and Teléfonos de México, S.A. de C.V., or Telmex, through its subsidiaries Embratel Participações S.A., or Embrapar, and Empresa Brasileira de Telecomunicações S.A., or Embratel, own, directly or indirectly, 99.4% of our common shares. We are indirectly controlled by Globo and Distel (which we refer to collectively as “Grupo Globo” in this Form 20-F), but Telmex has significant approval rights under the current shareholders’ agreement by and among Grupo Globo, Embratel, Embrapar, GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Telmex. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements.” In addition, if Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex would have the right to indirectly acquire control over 51% of our voting common shares. See “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

     Telmex could have significantly different interests in Net Serviços and our operations than Grupo Globo, and/or may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it provided to us in the past. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission, Internet services and satellite pay-television service.

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

  selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

  a change or repeal of provisions of our by-laws that alter or modify any BM&FBOVESPA (the Brazilian stock exchange), or Bovespa, requirements.

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

     Our proposed acquisition of ESC 90 is subject to regulatory approval and this and other acquisitions could prove difficult to integrate or have an adverse effect on our results of operations.

     Our acquisition of ESC 90 Telecomunicações Ltda., or ESC 90, is subject to regulatory approval of Anatel and Conselho Administrativo de Defesa Econômica, or CADE, the Brazilian antitrust authority. We cannot assure you that Anatel or CADE will approve our acquisition of ESC 90 or that it will be approved when currently expected. Our failure to acquire ESC 90 or to successfully complete other acquisitions would limit the potential for subscriber and revenue growth that we expect as a result of this or other acquisitions.

     In addition, as part of our long-term growth strategy, we continue to evaluate potential acquisitions of other Brazilian companies. Any such acquisitions, including the recent acquisition of BIGTV and the proposed acquisition of ESC 90, involve numerous risks, including: (1) potential loss of key employees or clients of acquired companies; (2) difficulties integrating acquired personnel and distinct cultures into our business; (3) difficulties integrating acquired companies into our operating, financial planning and financial reporting systems; (4) diversion of management attention from existing operations; and (5) assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with applicable telecommunications regulations.

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

     Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, or FAS 157, emphasizes that fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In January 2008, we adopted FAS 157, which did not generate a material impact on our financial position. However, our stock price declined during the second half of 2007 and has been volatile since then. If our capacity to maintain expected operating performance in the future is negatively affected and if a decline in our stock price is other than temporary, we may be required to write down our goodwill to its fair value and record this asset impairment as a non-cash operating loss. Such operating loss could have a material adverse impact on the price of our ADSs and our results of operations.

     Weakening economic conditions may negatively impact our ability to attract new subscribers, increase fees and maintain or increase revenues.

     The global economy, including the Brazilian economy, is currently undergoing a period of declining gross domestic product and the future economic environment may continue to be less favorable than that of recent years. Most of our revenue comes from residential subscribers whose spending patterns may be affected by prevailing economic conditions. A continuation or further weakening of these economic conditions could lead to reductions in consumer demand for our services and a continued increase in the number of homes that replace their traditional telephone service with wireless service, which would negatively impact our ability to attract customers, increase rates and maintain or increase subscription revenues. Our ability to achieve incremental growth in pay-television and broadband Internet subscribers is dependent to a large extent on growth in the disposable income of Brazilians. If growth in the disposable income of Brazilians starts to decline, it may negatively impact our ability to gain new pay-television and broadband Internet subscribers. In addition, current subscribers may reduce the advanced or premium services to which they subscribe, or may discontinue subscribing to our cable or broadband Internet services. We may also be unable to increase the fees we charge our subscribers. If economic conditions continue to deteriorate, the growth of our business and results of operations may be adversely affected.

     Further, because of the turmoil in the global financial markets, some financial and other institutions have experienced, and continue to experience, significant financial distress. Although we have attempted to be prudent in our management of our operations and financial condition, it is not possible to predict how the financial market turmoil and the deteriorating economic conditions may affect our financial position. Additional financial institution failures could restrict our access to the public equity and debt markets. In addition, due to recent consolidation among Brazilian financial institutions, we may not be able to diversify our cash under management and, consequently, if one of the financial institutions in which we deposit our cash becomes bankrupt, our liquidity may be materially adversely affected.

Risks Related to Brazil

     A downturn or increased volatility in the Brazilian economy or the depreciation of the real could adversely affect our revenues, cash flows and profitability.

     All of our operations and customers are located in Brazil. Therefore, our results of operations and financial condition depend upon the level of economic growth in Brazil, and, consequently, upon customer demand for our services. Brazilian economic has slowed significantly in recent months. There can be no assurance that such economic weakness will not be prolonged or become more severe in the future. Weakness in the Brazilian economy adversely affected our subscriber and revenue growth in the past. Continued or more severe economic weakness would lead to shortfalls in our revenues and subscriber levels and could have an adverse impact on the market price of our preferred shares and ADSs. See “— Weakening economic conditions may negatively impact our ability to attract new subscribers, increase fees and maintain or increase revenues.”

     The real decreased in value by 31.9% against the U.S. dollar in 2008, from an exchange rate of R$1.7713 per US$1.00 at December 31, 2007 to an exchange rate of R$2.3370 per US$1.00 at December 31, 2008. The average exchange rate in 2008 was R$1.8335 per US$1.00, an increase in value of the real against the U.S. dollar of 5.3% when compared to an average exchange rate of R$1.9300 per US$1.00 in 2007. The real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the medium or long term. Accordingly, potential depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

     Our revenues are in reais. A significant percentage of our capital expenditures, including network equipment costs, and a portion of our indebtness are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased cash flows and in a net loss as a result of higher financial expenses.

     Brazilian political and economic conditions have a direct impact on our business, and the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

     Our financial condition and results of operations are substantially dependent on the Brazilian economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of the economy. In addition, changes in administrations may result in changes in government policy that may affect our business. Our business, financial condition and results of operations may be adversely affected by such changes in policy as well as by other factors outside of our control, such as currency fluctuations, inflation, price instability, interest rates, monetary policy, the liquidity of Brazilian capital markets, general economic growth, tax policy, wage and price controls, energy shortages and other political, diplomatic, social and economic developments in or affecting Brazil.

     Adverse economic, political and social conditions may inhibit demand for our services and create uncertainties regarding our operating environment, which could have a material adverse effect on us.

     Inflation could threaten our costs, contribute significantly to economic uncertainty in Brazil and cause heightened volatility in the Brazilian securities markets.

     Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Since the introduction of the real in July 1994, Brazil’s inflation rate has been substantially lower than in previous periods. Brazil’s rate of inflation, according to the IGP-M, was 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007 and 9.8% in 2008. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

     Developments in, and the perception of risk in, emerging market economies may impede our access to international capital markets and adversely affect the market price of our preferred shares and ADSs.

     International investors generally consider Brazil to be an emerging market. Historically, adverse developments in the economies of emerging markets have resulted in investors’ perception of greater risk from investments in such markets. Such perceptions regarding emerging market countries have significantly affected the Brazilian securities markets and the availability of credit in Brazil, from both domestic and international sources of capital. This may be exarcebated by the current financial crisis. Furthermore, although economic conditions are different in each country, investors’ reactions to developments in one country can impact the prices of securities in other countries, including those in Brazil. Negative economic and market conditions in other emerging market countries, especially those in Latin America and Asia, have at times resulted in considerable outflows of funds from, and declines in the amount of foreign investment in, Brazil. This caused Brazilian companies to face higher costs of raising funds and adversely affected the market price of Brazilian companies’ securities. Examples of such events include the depreciation of the Mexican peso in December 1994, the Asian economic crisis of 1997 and the Russian currency crisis of 1998. The repercussions of these events were exacerbated in Brazil by Brazil’s 1999 currency depreciation and related economic developments. More recently, Argentina’s instability in 2001 and 2002 increased international financial markets volatility.

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

     Brazilian securities markets are less liquid and historically more volatile than the major securities markets in the United States and are not as highly regulated or supervised as U.S. markets. The relative illiquidity of Brazilian equity markets may cause the price of securities of Brazilian issuers to fluctuate, whether such securities trade in the domestic or an international market. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Bovespa, which is the principal Brazilian stock exchange and which accounted for substantially all of Brazil’s 2008 share trading volume, had a market capitalization of approximately US$588 billion as of December 31, 2008 and an average daily trading volume of approximately US$2.1 billion for 2008. In comparison, the Nasdaq Global Market had a market capitalization of approximately US$2.5 trillion as of December 31, 2008 and an average daily trading volume of approximately US$52.6 billion for 2008.

     The market for our preferred shares and our ADSs has experienced significant price and volume fluctuations. In 2004, the price of our ADSs decreased 21%. In 2005 and 2006, the price of our ADSs increased 102% and 75%, respectively. While the price of our ADSs fluctuated during the course of 2007, the 2007 year-end price did not change significantly compared to the 2006 year-end price. In 2008, the price of our ADSs decreased 51%.

     The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

     As of December 31, 2008, there were approximately 46.5 million of our ADSs outstanding. The average daily trading volume for our ADSs on the Nasdaq Global Market during 2008 was approximately 853,100 ADSs per day, equivalent to approximately US$8.9 million per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States.

ITEM 4. INFORMATION ON THE COMPANY.

Business Overview

     We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and one of the largest pay-television operators in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2008, we had 3.2 million connected subscribers in 91 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 2.3 million subscribers as of December 31, 2008. We also provide fixed line telephony through our NET Fone via Embratel service, which had approximately 1.8 million subscribers as of December 31, 2008. As of December 31, 2008, our advanced network of coaxial and fiber-optic cable covered over 47,000 kilometers and passed approximately 10.2 million homes of which 7.3 million belong to high and middle income classes and approximately 74% of such network had two-way communication capability. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2008, we had total revenues of US$2,675.0 million.

     Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television combined with digital video recorder under the “NET Digital HD MAX” brand name, broadband Internet service under the “NET Vírtua” brand name and fixed line telephony service under the “NET Fone Via Embratel” brand name.

     In 2004, we began to offer digital cable services to our subscribers. Currently, we offer digital cable in 37 cities, including Rio de Janeiro and São Paulo. Through providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

     In 2005, we launched high-speed broadband Internet services to our subscribers, offering speeds of 2Mgps, 4Mgps and 8Mgps. In 2008, to respond a demand for faster connections to the Internet, we increased speeds of NET Vítua to 3Mgps, 6Mgps and 12Mgps. In 2008, we also began to offer NET Vírtua 5G in the cities of São Paulo and Rio de Janeiro, providing a speed of 60Mgps that combines high network capacity with Docsis 3.0 technology.

     Since 2006, we, in partnership with Embratel, have provided a fixed line telephony service, which marked our entry in the triple play market (joint offering of pay-television, broadband Internet and fixed line telephony). This product, which uses voice over internet protocol technology, works like conventional fixed line telephony and allows the user to make local, long distance and international calls to any telephone or handset, such calls being charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Subscribers will have the benefit of making calls between NET Fone subscribers, at no cost within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services by offering to our subscribers an additional quality service option. In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and high-speed broadband Internet are less important.

     In 2007, we completed the acquisition of Vivax, whereby Vivax became a wholly-owned subsidiary of Net Serviços. We have completed the integration of Vivax into our company by introducing our brand name in cities served by Vivax and launching our entire line of products in these areas, in addition to having completed integration of the administrative and billing systems.

     On December 29, 2008 we completed the acquisition of BIGTV, whereby BIGTV became a wholly-owned subsidiary of Net Serviços. We are in the first stages of the integration of BIGTV. When the integration is completed, we will introduce our brand name in cities served by BIGTV and will launch our entire line of products in these areas.

     On August 29, 2008, we executed a Private Instruments of Purchase and Sale of Shares Agreement with EDP – Energias do Brasil S.A. under which we have agreed to acquire 100% of the shares representing the capital of ESC 90 a provider of pay-television and broadband Internet in the cities of Vitória and Vila Velha, subject to the approval of Anatel and CADE. We currently expect to obtain regulatory approval for the acquisition of the ESC 90 by the third quarter of 2009. We cannot, however, guarantee that the transaction will receive regulatory approval or that it will be approved when currently expected. We will pay for this acquisition in cash.

     Grupo Globo, through GB, is our controlling shareholder. Telmex, through Embratel and Embrapar, holds a significant equity stake in us and has significant approval rights under a shareholders’ agreement with Globo. As of December 31, 2008, together, Globo and Telmex directly and indirectly own 99.4% of our common shares and 13.7% of our preferred shares.

Strategy

     Our goal is to become a multiservice company that is the leading provider of entertainment and communications services in the Brazilian residential market. Our strategy to achieve our goal is to provide triple play offerings (joint offerings of pay-television, broadband Internet and fixed line telephony) in the marketplace. In order to execute such a strategy, we have focused our attention and resources on (i) maintaining our position as Brazil’s leading provider of pay-television services, (ii) pursuing the continuing growth of our broadband Internet business, (iii) further developing our offering of fixed line telephony services under the “NET Fone Via Embratel” brand name, (iv) making strategic acquisitions of other cable television and broadband Internet providers, such as the acquisitions of Vivax and BIGTV and the proposed acquisition of ESC 90, described above, and (v) improving our customer service. We are undertaking the following business and financial initiatives to support our strategy:

Business Initiatives

• Pursue growth with profitability. We focus our marketing and sales efforts on households covered by our network. Through this targeted marketing approach, we hope to encourage existing customers to migrate to higher-end programming packages and to purchase value-added services, while at the same time attracting new subscribers to our services.

• Continue the growth of NET Vírtua, our broadband Internet service. Broadband Internet has an attractive marginal return. The main processes involved in NET Vírtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. Since its launch, inreasing speeds of NET Vírtua has been an important factor in driving additional growth, as demand from broadband Internet users has increased as a result of the rising popularity of bandwidth-intensive Internet-based services.

• Pursue further growth of fixed line telephony services. Since March 2, 2009, number portability for all telephony subscribers is available in Brazil. We intend to take advantage of number portability as we have a lower subscriber base compared to our competitors. We will start marketing campaigns targeting subscribers to transfer their main fixed line telephone number to our service.

• Continue to rollout digital cable and remain technologically competitive. We offer digital cable in 37 cities, including Rio de Janeiro and São Paulo. By providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. Since 2007, we have offered a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities.

• Enhance the triple play offer. We compete in the triple play market (joint offering of pay television, broadband Internet and fixed line telephony). We aim to increase the number of subscribers that are using a higher number of our services, thereby increasing our share of our customers’ spending on entertainment and communication.

• Provide reliable, high quality products and responsive customer service. We view our business as a service business. Therefore, we aim to provide high quality products and services and achieve higher levels of customer satisfaction, in respect of our pay-television, broadband Internet and fixed line telephony services and our responsiveness to customer inquiries, including expanding and improving call centers.

• Make strategic acquisitions. We seek opportunistically to acquire other cable television and broadband Internet providers and to integrate their operations into our network. Consistent with this strategy, we acquired control of Vivax in 2007 and control of BIGTV in 2008, and have recently entered into an agreement to acquire ESC 90. We expect to make further acquisitions, subject to the availability of suitable targets and the receipt of regulatory approval.

Financial Initiatives

• Initiatives to fund our business growth. We expect to fund organic growth in the near term through our own cash flow generation. Since completion in 2005 of our debt restructuring, we have achieved our objective of having a debt amortization schedule compatible with our cash generation, allowing us to sustain growth mainly from our own cash generation. However, we may in the future determine to issue additional indebtedness in order to fund inorganic growth, including the proposed acquisition of ESC 90, and strategic initiatives.

• Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures on triple play services to improve returns on our investments. Pursuant to this plan, we target our capital spending on subscriber acquisition, principally in urban areas, where we anticipate greater demand for broadband Internet, fixed line telephony, basic and digital cable and advanced services.

• Hedge our short-term cash disbursement. We import certain equipment, including setup boxes and cable modems and we pay for this equipment in U.S. dollars. In addition, a portion of our debt is denominated in U.S. dollars. In order to protect our cash disbursement we hedge our expected cash payments up to the next 24 months. We carry no positions in speculative derivatives. Our derivative positions are exclusively to protect our cash disbursement exposure to the U.S. dollar.

• Continue our focus on corporate governance. Since June 2002, our shares have been listed on the Bovespa’s Special Corporate Governance Level 2, or Level 2, which provides enhanced shareholder protections. We believe that trading our shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, we have established certain voting rights with regard to our preferred shares, and we offer 100% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the Bovespa.” As of December 31, 2008, we were in full compliance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.”

History and Development of the Company

     Under our previous name, Multicanal Participações S.A., or Multicanal, we first listed our ADSs on the Nasdaq Global Market in October 1996. In late 1997, the major shareholders sold their interests in us to Grupo Globo. In September 1998, Multicanal acquired certain cable assets and related liabilities of Grupo Globo and changed its name to Globo Cabo S.A. The assets we acquired from Grupo Globo included a 50% interest in Unicabo Participações e Comunicações S.A, or Unicabo, and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., or Net São Paulo, Net Rio Ltda., or Net Rio, and Net Brasília Ltda., or Net Brasília. In May 2000, we acquired the remaining 50% of Unicabo. In September 2000, we completed the acquisition of Net Sul Holding S.A., the then 99.99% owner of Net Sul Comunicações Ltda., or Net Sul, then the second largest cable television operator in Brazil. The Net Sul acquisition significantly increased our subscriber base and provided us access to markets in southern Brazil, a region in which we historically had no presence. In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A.

     Beginning in 2001, our financial condition and results of operations were significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of the Brazilian real against the U.S. dollar. Because all of our revenue was, and continues to be, denominated in reais, the depreciation of the real in 2001 and 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant U.S. dollar-denominated debt service obligations. In response to these developments, in 2005, we completed a restructuring of our outstanding indebtedness. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain organic growth from our own cash generation, making us less dependent of capital markets conditions. In the wake of our debt restructuring, we developed a new strategy of pursuing higher subscriber growth and therefore we increased our capital expenditures. See “Item 5, Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.” In 2006, we issued new debt instruments with longer maturities and lower costs than our existing debt.

     As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, in 2006 we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services to continue our current growth on a sustainable basis. In 2007, we concluded the expansion of our bi-directional network targeting high and middle class households, we expanded our digital-based services to several additional geographic regions and we concluded the acquisition of Vivax. In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name, which is targeted at a lower income segment of potential customers for whom pay-television and high speed broadband Internet are less important. We also began to offer “Net Vírtua 5G,” which provides a speed of 60Mgps in the cities of São Paulo and Rio de Janeiro, combining our high network capacity with Docsis 3.0 technology, and we concluded the acquisition of BIGTV. We also intend to conclude the proposed acquisition of ESC 90 by the third quarter of 2009, as described below.

Acquisition of BIGTV

     On December 29, 2008 we completed the acquisition of BIGTV, whereby BIGTV became our wholly owned subsidiary of Net Serviços. BIGTV has operations in 12 cities in the states of São Paulo, Paraná, Alagoas and Paraíba. As of December 31, 2008, BIGTV had 111,192 active pay-television subscribers and 66,765 active broadband Internet subscribers and a network that covered 409,129 homes.

     The Private Instruments of Purchase and Sale provided a formula for the calculation of the purchase price for the acquisition of BIGTV and for adjustment of the purchase price based on, among other things, BIGTV’ performance between signing and closing. On December 29, 2008 we paid a total amount of R$329 million (US$141 million) for the acquisition of BIGTV, including the adjustment under the terms of the Private Instruments of Purchase and Sale.

Proposed Acquisition of ESC 90

     On August 29, 2008, we executed a Private Instruments of Purchase and Sale of Shares Agreement with EDP – Energias do Brasil S.A. under which we have agreed to acquire 100% of the shares representing the capital of ESC 90, subject to the approval of Anatel and CADE. We currently expect to obtain regulatory approval for the acquisition of the ESC 90 by third quarter of 2009. We cannot, however, guarantee that the transaction will receive regulatory approval or that it will be approved when currently expected. The purchase price is expected to be R$94.6 million (US$40.5 million), subject to adjustments. We will pay for this acquisition in cash on the date of closing the transaction.

     ESC 90 has operations in 2 cities, Vitória and Vila Velha, in the state of Espírito Santo. As of December 31, 2008, ESC 90 had approximately 33,000 active pay-television subscribers and approximately 26,000 active broadband Internet subscribers and a network that covers nearly 106,000 homes.

     As part of our long term growth strategy, we continue to evaluate potential acquisitions of other Brazilian companies.

     Our Services

     We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet services and telephony services. As an important part of our overall strategy, in 2006 we launched our triple play offering, a bundle of cable television, broadband Internet and fixed line telephony services.

     We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of December 31, 2008, we had 3.2 million pay-television subscribers, 2.3 million broadband Internet subscribers and 1.8 million fixed line telephony subscribers, as compared to 2.5 million pay-television subscribers, 1.4 million broadband Internet subscribers and 567,000 fixed line telephony subscribers in 2007.

     The table below shows the percentage of our revenues that each of our pay-television and broadband Internet subscriptions, pay-per-view, sign-on and hook-up fees and other services, which includes fixed line telephony services, accounted for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,

	2008		2007		2006

	(thousands)	% Change	(thousands)	% Change	(thousands)	% Change
		vs. Prior		vs. Prior		vs. Prior
		Year		Year		Year
Revenues:
Pay-TV and broadband Internet subscriptions	US$2,370,657	88.6%	US$1,676,549	91.3%	US$1,059,127	92.5%
Pay-per-view revenues	51,705	1.9%	54,336	3.0%	32,943	2.9%
Sign-on and hook-up fees	43,860	1.6%	20,471	1.1%	22,715	2.0%
Other services	208,742	7.9%	84,555	4.6%	29,886	2.6%

Total operating revenue	US$2,674,964	100%	US$1,835,911	100%	US$1,144,671	100%

Pay-Television

     Currently, most of our revenues are derived from our operations related to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 91 cities in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to offering a broad variety of quality programming coupled with a range of programming packages.

     According to Pay-TV Survey No. 142, published in December 2008, we provided service to approximately 48% and BIGTV provided service to approximately 2% of Brazil’s pay-television subscribers as of September 30, 2008.

     Our Programming Packages

     We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$49.90 (US$21.35) to R$194.90 (US$83.40) per month. We divide our packages into three major categories: top, which includes the Gold, Silver, Advanced and Plus packages; intermediate, which is represented by the Master package; and basic, which is represented by the Standard package.

     We offer digital cable services to our subscribers in 37 cities under the “NET Digital” brand name. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at multiple times in short intervals. In December 2007, we introduced high-definition cable television services under the “NET Digital HD MAX” brand name.

     Our programming packages include the programming we purchase, as well as other channels that we are required to provide. These required channels include free broadcast television stations generally available in the service area in which a subscriber resides and government public service channels that are available nationwide.

     Pay-Per-View Alternatives

     In addition to the programming packages described above, we also offer pay-per-view alternatives. These include a variety of sporting events, musical concerts by national and international artists, and movies. The sporting events include broadcast rights to the Brazilian Soccer Championship and certain popular State Soccer Championships, such as the São Paulo Soccer Championship. In 2008, we changed the contracts with suppliers to a shared-revenue contracts, net of costs. Before this change, we were charged by a fixed amount per subscriber.

     Our revenues from pay-per-view events are seasonal, based largely on the soccer season, and accounted for 1.9%, 3.0% and 3.0% of our total gross revenues for 2008, 2007 and 2006, respecively.

     Programming Sources

     Historically, we obtained all of our programming from Brazilian and international sources through Net Brasil S.A., or Net Brasil, a related party. On June 27, 2004, we entered into an amended and restated programming agreement with a term of 10 years with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil and all new international content from sources outside of Brazil, for our own account and benefit. On June 27, 2004, we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name until 2015 and, in the case of termination, for an additional 30 months from the date of termination. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

     We have agreed with several programmers to guarantee a minimum level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount regardless the number of subscribers. One of the programmers has set this minimum guaranted amount in U.S. dollars. Historically, our subscriber base has never been below the minimum level and we have been charged according to the actual number of subscribers, which is denominated in reais.

     Broadband Internet

     In April 2000, we launched NET Vírtua. NET Vírtua is, by number of subscribers, the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2008, our broadband Internet service was available in the 84 Brazilian cities, including São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Curitiba, Porto Alegre, Florianópolis, Campo Grande and Goiânia, reaching approximately 7.5 million homes and serving approximately 2.3 million residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband Internet separately from other services. Since 2005 we have provided high-speed broadband Internet services, and in 2008 we increased the speeds to 3Mbps, 6Mbps and 12Mbps.

     According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2008, we were the second largest broadband Internet provider in terms of number of subscribers, servicing 22% of Brazil’s broadband subscribers.

     Our Service Packages

     As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Towards that end, we currently offer through NET Vírtua Internet connection speeds ranging from 100 Kbps to 60 Mbps with monthly subscription fees that range in price from R$69.90 (US$29.91) to R$219.90 (US$94.10) per month, as of December 31, 2008.

     Fixed Line Telephony

     In March 2006, we launched, in partnership with Embratel, our fixed line telephony services, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed to the residential market and complements our existing pay-television and broadband Internet services by offering to our subscribers an additional fixed line telephony services option. As of December 31, 2008, the service was available in 75 cities including São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, and we had approximately 1.8 million residential subscribers.

     Our Service Packages

     We currently offer through NET Fone Via Embratel a fixed line telephony service with a minimum monthly subscription fee of R$34.90 (US$14.93) .

     Triple Play

     In March 2006, we started to offer our triple play packages, a combination of pay-television, broadband Internet and fixed line telephony services, which have been our primary service offerings directed at the residential market. As of December 31, 2008, triple play packages were available in 75 cities including São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

     In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

Our Service Packages

     We currently offer various combinations of pay-television, broadband Internet and fixed line telephony services through our triple play packages, with monthly subscription fees that range in price from R$39.90 (US$17.07) to R$304,80 (US$172.08) per month, as of December 31, 2008.

Operations

Subscriber and Operational Data

     In building our network, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

	As of December 31,

	2008	2007

	(in thousands)
Total connected pay-television subscribers	3,182 (1)	2,474
Total connected broadband Internet subscribers	2,284 (2)	1,423
Total connected fixed line telephony subscribers	1,802 (3)	567
Total kilometers of cable network	47 (4)	44
Total kilometers of bi-directional cable network	33 (5)	28
Total homes passed	10,193 (6)	9,042
Total bi-directional homes passed	7,527 (7)	6,448
Average pay-television penetration(8)	31.2%	27.4%
Average broadband Internet penetration(9)	30.3%	22.1%

(1) Includes 111,192 BIGTV pay-television subscribers.
(2) Includes 66,765 BIGTV broadband Internet subscribers.
(3) BIGTV had no fixed line telephony subscribers.
(4) Includes approximately 3,000 kilometers of BIGTV cable network.
(5) Includes approximately 2,000 kilometers of bi-directional BIGTV cable network.
(6) Includes 409,129 BIGTV homes passed.
(7) Includes 337,081 BIGTV bi-directional homes passed.
(8) Defined as total connected pay-television subscribers divided by total homes passed. In 2008, average pay-television penetration without BIGTV pay-television subscribers and homes passed was 31.4% .
(9) Defined as total connected broadband Internet subscribers divided by total bi-directional homes passed. In 2008, average broadband penetration without BIGTV broadband subscribers and homes passed was 30.8% .

Regional Data

     All of our corporate decisions and strategy are centralized at Net Serviços. As of December 31, 2008 and only for operational reasons, we managed our operations as five regional clusters as follows:

          Region 1. This cluster covers the city of São Paulo, the largest pay-television market in Brazil (measured in terms of homes passed and active subscribers).

          Region 2. This cluster covers the cities of Rio de Janeiro, Belo Horizonte, Brasília, Recife, Manaus, Maceió and João Pessoa.

          Region 3. This cluster covers the cities of Porto Alegre, Curitiba, Florianópolis and Capão da Canoa.

          Region 4. This cluster covers the cities of Campinas, Santos, Indaiatuba, Valinhos, Bertioga, Guarujá, Praia Grande and São Vicente.

          Region 5. This cluster covers the cities of Anápolis, Campo Grande, Goiânia, Guarulhos, Santo André, São Bernardo do Campo, São Caetano, Diadema, part of the state of São Paulo and parts of the Southern states.

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

Cable Network

     Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-top box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz, and 750 MHz or above. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including pay-per-view services, digital cable, fixed line telephony service and Internet access.

     At December 31, 2008, our cable network totaled over 47,000 kilometers. The following table sets forth, as of December 31, 2008, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity
41%	750 MHz or above
52%	550 MHz
7%	450 MHz or less

     As of December 31, 2008, we had coded, or “scrambled,” the signal of 80% of the homes we passed, with the objective of reducing piracy.

     As of December 31, 2008, we had activated two-way, or bi-directional, technology for 7.5 million homes passed. This technology permits us to offer broadband Internet and fixed line telephony services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

     At December 31, 2008, our network consisted of 5,633 fiber nodes that we estimate fed on average 1,809 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television and near video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through NET Vírtua and fixed line telephony service through NET Fone Via Embratel.

     A substantial portion of our network consists of aerial cables (as opposed to underground cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee.

     In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed-line telephone companies. We are required to pay Telemar a monthly fee in Belo Horizonte under this lease.

     We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2008, of 5,079 employees, as well as by employing independent contractors.

MMDS

     In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with approximately 48,000 subscribers as of December 31, 2008. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

Customer Care

Customer Service and Management of Churn

     We believe that, by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Historically, our annual churn rate for pay-television and broadband Internet services has been in the range of approximately 12% to 14% since 2003, but increased since 2007 primarily due to our acquisition of Vivax, which historically had a higher churn rate than us, as indicated in the table below:

Year	Churn Rate

	Pay Television	Broadband Internet
2008	14.9%	18.1%
2007	15.4%	17.1%
2006	13.4%	13.8%
2005	13.8%	13.9%
2004	12.8%	12.0%

     In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Our annual bad debt expense, as a percentage of revenue, has been stable since 2004, as indicated in the table below:

Year	Bad Debt as a Percentage of Net Revenues

2008	1.1%
2007	1.3%
2006	1.2%
2005	1.2%
2004	1.2%

     We manage five large call centers and various smaller call centers and outsource the operation of our call centers to third parties. TNL Contax S.A. is the major customer service supplier to whom we’ve outsourced the operation of various of our large call centers. We require that the operators of our call centers comply with high standards for service quality.

     New call center regulations came into effect in December 2008, requiring improved customer service; for example, call centers must now provide clients with the option to contact an operator in the first electronic menu, be available 24/7 and respond to client complaints within five days. We have implemented these call center regulations in all of our call centers.

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

  targeting marketing opportunities based on demographic data; and

  employing the “NET”, “NET Vírtua”, “NET Digital”, “NET Digital HD MAX” and “NET Fone Via Embratel” brand names to promote subscriber awareness and loyalty.

     To increase subscriber penetration and to introduce more value added services to our customers, we use coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail, retail sales, condominium sales channels and outsourced customer service centers. Each of these marketing techniques focuses on minimizing our cost of acquisition of new customers.

     As a strategy to attract new subscribers, we also offer promotions that grant a discount for the first few monthly subscription fees, among other things. For example, new subscribers can receive 50% discount for the first three monthly subscription fees.

     We also engaged in a marketing campaign for our new package, NET Fone.com, that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable. This marketing campaign has targeted a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

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

Competition

     According to Pay-TV Survey No. 142, published in December 2008, we provided service to 48% and BIGTV provided service to 2% of Brazil’s pay-television subscribers as of September 30, 2008. In addition to other pay-television providers, such as DTH, we compete with free broadcast television and other sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition have emerged as a result of changing technology and approval by regulatory authorities, which allowed regional telecommunication companies to merge and telecommunications companies to enter the cable television market. In 2007, Anatel approved the acquisition of cable companies by two major telecommunications companies, which has increased competion, particulary in the triple play market. In 2008, a telecommunication company started to offer triple play services through fiber network for a limited number of households in certain districts in the city of São Paulo. In addition, the availability of bundled services offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase churn.

     In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

     The following describes our key sources of competition:

Broadcast Television

     Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 53 million television households as of December 31, 2007, according to www.teleco.com.br, a website that furnishes telecommunications data. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

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

     Currently, we compete with 3 DTH operators in all cities where we offer our services.

Cable Overbuilds

     According to Pay-TV Survey No. 142, as of September 30, 2008, the Brazilian cable industry consisted of 50 cable operators in approximately 198 municipalities, serving an estimated 3.6 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in the cities of São Paulo, Curitiba, Florianópolis, Pelotas, Santos and Belo Horizonte.

MMDS

     Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 142, as of September 30, 2008, it was estimated that MMDS accounted for approximately 6% of pay- television services in Brazil. We estimate that we accounted for approximately 12.8% of all MMDS subscribers in Brazil.

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

Broadband Internet

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

Fixed Line and Wireless Telephony

     Fixed line telephony services are currently being offered in Brazil primarily by fixed line and wireless telecommunications companies. In addition, our fixed line telephony product competes with other voice over internet protocol providers.

Licenses

     We currently hold 93 licenses to operate pay-television systems in 91 cities. Three of these licenses are for MMDS service and the remaining 90 are for cable services.

     The licenses are issued on a non-exclusive basis by Anatel, the national communications agency. The licenses are for a term of 15 years and are automatically renewable, subject to:

  satisfactory fulfillment of all technical and financial requirements for establishing a network and operating the business;

  compliance with applicable laws and regulations; and

  the payment of a fee.

Description of Property

     We own most of the fixed assets essential to our operations. As of December 31, 2008, our major fixed assets were:

  47,276 kilometers of cable, of which 12,045 kilometers have fiber-optic capability;

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

     We lease most of our office space, including our headquarter located in São Paulo, which consists of approximately 3,200 square meters, and data processing equipment from third parties. We generally own our service vehicles, data processing facilities and test equipment. We anticipate that, upon the expiration of any of our current leasing arrangements, we will be able to renew those arrangements or enter into alternative leasing arrangements at comparable costs.

Regulation

Cable Television Services

     Cable television services in Brazil are licensed and regulated by Anatel pursuant to Law No. 8,977, enacted by the Brazilian Congress on January 6, 1995; Decree No. 2,206, enacted by the President of Brazil on April 14, 1997; Ordinance No. 256, issued by the Ministry of Communications on April 18, 1997; and the General Telecommunications Law No. 9,472, enacted on July 16, 1997.

     Under Law No. 8,977 and Decree No. 2,206, a cable operator must obtain a license from Anatel in order to provide cable television services in Brazil. All cable licenses are non-exclusive licenses to provide cable television services in a service area. Cable television licenses are granted by Anatel for a period of 15 years and are renewable for equal and successive periods. Renewal of the cable television license by Anatel is assured if the cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations, (ii) agreed to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards, and (iii) requested the renewal of such license at least 24 months prior to the expiration date of the license. The renewal of cable television licenses may also be subject to the payment of a renewal fee in an amount agreed upon by the licensee and Anatel.

     Only private legal entities providing cable television services as their main business activity headquartered in Brazil and at least 51% of their voting capital controlled by Brazilian citizens or naturalized Brazilian citizens for over ten years, or by companies incorporated in Brazil controlled by Brazilian citizens, are eligible to receive a license to operate cable television systems in Brazil. In the event that no private entity displays an interest in providing cable television services in a particular service area, Anatel may grant the local incumbent telephone operator a license to provide cable television services.

     Decree No. 2,206 establishes specific guidelines relating to bids for cable licenses. In general, cable television licenses will be granted pursuant to a public bidding process administered by Anatel. In order to submit a bid for a license, a bidder must meet certain financial, technical and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide cable television services in the service area and the intended price for the license.

     Once a cable television license is granted, the licensee has an 18-month period from the date of the license grant to complete the initial stage of the installation of the cable system and to commence providing cable services to subscribers in the service area. The 18-month period is subject to a single 12-month extension at the request of the licensee, with such extension granted at the discretion of Anatel. Although Anatel has indicated it is considering granting new licenses, Anatel hasn’t granted new licences for cable television services recently.

     Transfers of cable television licenses are subject to the prior approval of Anatel. A licensee may not transfer its license until it has commenced the commercial operation of its services in its service area. The license may, however, be transferred to a subsidiary company controlled by the licensee, by hereditary succession or by a spin-off transaction before the commencement of cable television services. Transfers of shares causing a change in the control of a licensee or the legal entity that controls a licensee are also subject to the prior approval of Anatel. Anatel must receive notice of any change in the capital structure of a licensee within 60 days, including any transfer of shares or capital increases which do not result in a change of control.

     Law No. 8,977 and Decree No. 2,206 regulate programming content and access to cable systems. In addition to channels allocated for unrestricted programming, a cable television operator is required to make available in its service area channels in the following categories: (i) basic channels for use free of charge; (ii) channels devoted to occasional services; and (iii) channels devoted to permanent services. A cable operator must provide access free of charge the following basic channels:

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

  a channel for use by local non-profit private institutions; and

  a channel for use by the Brazilian Supreme Court.

     In addition to the above, Bill of Law PLV 2/08, which was approved by the Senate on March 12, 2008 and remains subject to the President’s approval, creates “TV Pública” (a public television entity) and requires that pay-television operators make available within their service areas two new channels, in addition to those already required by Law No. 8,977:

  a channel for use by Empresa Brasileira de Telecomunicação, a company created in 2007 by the Brazilian federal government to manage their radio and television channels; and

  a channel for use by the official broadcaster of the Executive Branch.

     A cable operator must reserve at least two channels for occasional services, which include the transmission of seminars, public protests and demonstrations, meetings of Congress and similar events of public interest. Thirty percent of a cable system’s available channels must be reserved for permanent services, which is the transmission of programming produced by companies not affiliated with the cable television operator. Channels for occasional or permanent services must be publicly offered by the operator, and compensation of the operator is to be established pursuant to market practices and costs involved in the rendering of such services.

     Law No. 8,977 and Decree No. 2,206 impose the following limitations on channels reserved for unrestricted programming. A cable television operator may not (i) impose conditions that result in participation in the control of or require any financial interest in the entity providing programming; (ii) compel the programming entity to provide for exclusivity rights as a condition to the programming agreement; or (iii) restrict the unaffiliated programming entity’s market competition capacity. Further, a cable television operator may acquire programming produced outside of Brazil only through a company located in Brazil. Cable television operators are also required to offer at least one channel consisting exclusively of independently produced Brazilian motion pictures and features. Decree No. 2,206 also specifies that cable system operators should make available to subscribers, upon their request and at their expense, a device that blocks reception of certain subscription programming.

     Cable system operators are permitted under Ordinance No. 256 to offer commercial advertising on channels other than the free basic channels, as discussed above.

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

     In September 1996, the Ministry of Communications issued Ordinance No. 1,086. This ordinance established Cable Television Rule No. 13/96. Cable Television Rule No. 13/96 subsequently was amended by, and republished as, Ordinance No. 256. Ordinance No. 256 imposes restrictions on the number of areas that can be served by a single cable television system operator, including its affiliates. According to Ordinance No. 256, a single cable system operator, including its affiliates, may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the cable system operator, including its affiliates, faces no competition from other pay-television services, excluding services that utilize satellites to transmit their signal. Ordinance No. 256 grants Anatel the ability to alter or eliminate these ownership restrictions. The term “affiliate” is defined by Federal Decree No. 2,206 as any legal entity that, directly or indirectly, holds at least 20% of the voting capital of another legal entity, or any of two legal entities with common ownership of at least 20% of their respective voting capital.

     Law No. 3,449, enacted on September 30, 2004, and effective as of October 7, 2004, provides that consumers are not required to pay any minimum usage or enrollment fees charged in Distrito Federal by, among other service providers, cable television operators. Law 3,449 has been challenged in court by several telecommunications companies, all of whom have obtained favorable preliminary injunctions. We believe that such law is not applicable to our business since the services offered by us have fixed prices and do not vary according to the usage. We intend to challenge Law 3,449 in court, if necessary.

     Anatel Resolution No. 411, issued on July 14, 2005, and effective as of January 2006, established mandatory goals for pay-television services in Brazil known as the General Plan of Quality Goals for Pay-Television Services, or PGMQ. The PGMQ establishes a total of ten goals, which are divided into four different groups:

  Service Quality Goals. We are required to comply with the following three goals:

  1. Do not exceed certain ratio of total received complaints to total connected subscribers;
  2. Achieve certain level of total requested installations; and
  3. Not charging a certain percentage of subscribers 24 hours after a disconnection request.

  Customer Service Goals. We are required to comply with the following four goals:

  1. Respond to complaints from subscribers within 7 business days;
  2. Reduce subscriber wait time to less than 20 minutes at our customer relations departments;
  3. Achieve certain level of total received subscriber calls; and
  4. Respond to subscriber calls received at our call centers within 20 seconds.

  Billing Goal. We are required to comply with the following goal:

  1. Do not exceed certain levels of incorrect bills.

  Service Continuity Goals. We are required to comply with the following two goals:

  1. Solve any service interruption within 24 hours; and
  2. Solve subscriber requests for necessary equipment repairs within 24 hours.

     In addition, if we do not comply with PGMQ goals, Anatel may impose on us several penalties, such as warnings, fines, temporary suspensions and revocation of our licenses. We have been in compliance with this resolution since it took effect in July 2006.

     Anatel Resolution No. 488, issued on December 3, 2007, or Resolution 488, and effective as of June 2008, established the Administrative Act for the Protection of Pay-Television Subscribers (Regulamento de Proteção e Defesa dos Direitos dos Assinantes dos Serviços de Televisão por Assinatura). Among other things, Resolution 488:

  Requires that we operate a toll free number for the submission of complaints; and

  Establishes the right of subscribers to suspend our services at no charge for up to 120 days every year.

     Prior to the issuance of Anatel Resolution No. 488, a subscriber of our pay-television services was charged according to the number of outlets in each home. Effective June 6, 2008, pursuant to Anatel Resolution No. 488, Anatel prohibited pay-television service providers from charging subscribers for more than one outlet per household; on June 5, 2008, however, Anatel adopted Resolution No. 505 and suspended this prohibition under Resolution No. 488. In addition, on June 25, 2008, the 14th Federal District Court ruled that pay-television service providers could continue to charge customers for more than one outlet per household until Anatel approved a final resolution.

     On April 22, 2009, Anatel resolution was published, Resolution No. 528, prohibiting pay-television providers from charging subscribers for more than one outlet per household. Resolution No. 528 states that content provided to the principal outlet in a household must be available at additional outlets in the same household at no additional cost to the subscriber. However, pay-television providers may charge for installation and network and equipment repairs relating to the provision of additional outlets. The ABTA (the Brazilian Pay TV Association) is expected to file an administrative appeal to Resolution No. 528 with Anatel in the next few days. We cannot predict the outcome of such administrative appeal, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. We estimate that approximately 4% of our revenues for the year ended December 31, 2008, were derived from fees for multiple outlets. Depending the outcome of the ABTA administrative appeal, the ABTA may also request that a federal district court allow us to continue to charge for multiple outlets within the same household. See “Item 3. Risk Factors – Risks Related to Our Business – We may not be able to continue charging our customers for more than one pay-television outlet per household.”

     The Brazilian Congress is currently discussing a series of bills, which, if enacted, may significantly modify the current regulatory framework. Some of these legislative discussions are at a preliminary stage, and it is unclear what modifications, if any, may ultimately be enacted.

     Among such bills is Senate Bill No. 175, proposed in September of 2001. Senate Bill No. 175 aims at excluding the requirement that 51% of the voting rights of companies holding licenses to provide cable television be held by Brazilian citizens or by companies that themselves have 51% of their voting rights held by Brazilian citizens. Senate Bill No. 175 states that there is no longer the need for the 51% requirement and that no other telecommunication service has any limitation with respect to foreign participation, including (i) those services which compete with cable television services, such as MMDS and DTH, and (ii) the switched fixed telephone services, which are considered of strategic interest to national development and consequently offered under a public concession. Since 2006, there have been no further discussions or proposals relating to Bill No. 175.

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

     In addition, Bill No.4,209, proposed on October 6, 2004 and sponsored by Federal Representative Luiz Piauhylino, proposes changes similar to PCA 55. Bill No. 4,209 was before the Brazilian House of Representatives. We believe that this bill, if adopted, also would not apply to us, but we cannot assure you that this would be the case. If the bill were found to apply to us, our business could be adversely affected. Similarly to the PCA 55, if Bill No. 4,209 were to be adopted and interpreted in a manner as to apply to us, we would have two years in which to adjust our capital structure so as to comply with the bill’s requirements. Since 2006, there have been no further discussions or proposals relating toBill No. 4,209 and PCA 55.

     Bill No. 29 proposes restrictions on pay-television operators such as requiring a minimum amount of Brazilian produced content to be distributed and the same must carry channels for all pay-television operatores, regardless the technology (cable, MMDS or DTH). In addition, Bill No. 29 would allow telecommunication companies to provide cable services and eliminate foreign ownership limitations on telecommunication companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. It is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business under Bill No. 29.

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

     Since their establishment in Brazil, MMDS services have been operated on two frequency ranges: 2,500-2,690 MHz and 2,170-2,182 MHz. Anatel Resolution No. 429, issued and effective on February 13, 2006, provided that the latter frequency range (2,170-2,182 MHz, or the “SCM Range”) will no longer be available for MMDS services. Instead, the SCM Range will be used primarily for multimedia communications services, or SCM. Authorizations for the operation of MMDS services on the SCM Range that were granted by Anatel prior to February 13, 2006 will remain valid until their respective expiration dates. We have been granted by Anatel extensions for the maximum period available for our authorizations to operate MMDS services on the SCM Range. Our current MMDS authorizations expire on February 16, 2024. We do not expect Anatel Resolution No. 429 to have a material impact on our operations in the near term.

Cable-Related Services

General

     Prior to the enactment of Amendment No. 8 in 1995, Article 21 of the Federal Constitution required the Brazilian government to operate directly, or through concession, permissions or authorizations granted to companies whose shares were controlled by the Brazilian government, all telephone, telegraph, data transmission or other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebrás, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment No. 8, Article 21 was modified to permit the Brazilian government to operate telecommunications services either directly or though authorizations, concessions or permissions granted to private entities. Since the enactment of Amendment No. 8, the government has implemented structural reform in the telecommunications sector. The main purpose of this reform was the transfer of the control and operation of the services from the state to private companies.

     On July 16, 1997, Congress approved Law No. 9,472, known as the General Telecommunications Law, or LGT, which provided the legislative framework and is the basis for telecommunications regulation in Brazil. The LGT governs the regulation of all telecommunications services, with the exception of radio and television broadcasting services.

     The adoption of the LGT, as well as the privatization of switched fixed telephone and cellular services, has led to sweeping changes in the operating, regulatory and competitive environments of the Brazilian telecommunications sector. The changes include: (i) the establishment of an independent regulator, Anatel, and the development and implementation of comprehensive regulation for the telecommunications sector; (ii) the break up of the previously existing state-owned telephone monopoly; and (iii) the introduction of competition in the rendering of all telecommunications services.

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

     With Anatel Resolution No. 283, which went into effect on November 29, 2001, Anatel began auctioning off new licenses for the rendering of switched fixed telephone services. This was the second step toward increased competition within the telecommunications sector.

     With respect to cable television services, although the PGO permitted the switched fixed telephone operators to provide other telecommunications services, they were and remain subject to certain limitations. For instance, the license agreement among Federal Government and the local fixed-line telephone carriers prohibits such carriers from providing cable television services or owning interests in cable television carriers in the same switched fixed telephone services license areas. According to Law No. 8,977, the carriers may only provide such cable television services where there is a clear of lack of interest by other private companies to provide such services. In December 2008, Anatel approved a new PGO, allowing the merger of two local fixed-line telephone carries.

High-speed cable broadband Internet services

     Law No. 8,977, Decree No. 2,206 and Anatel Resolution No. 190, issued in November 1999, authorize cable television operators such as Net Serviços to:

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

     The SCM is a fixed telecommunication service rendered for the collective interest on a domestic or international basis, excluding fixed telephony, mass electronic communication services (cable television, MMDS and DTH), and broadcast service. According to Resolution No. 272, SCM providers can offer their services to any residential subscriber. Therefore, cable television operators could request an Anatel authorization to offer SCM and then offer high-speed cable broadband Internet service, not only to their cable television subscribers, but to any user of this service located in the licensed area of the cable television operator.

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

     Although we have increased the amount reserved to cover losses with respect to the tax, civil and labor proceedings to which we are a party, total reserves according the U.S. GAAP decreased from US$379.9 million as of December 31, 2007 to US$297.8 million as of December 31, 2008, as a result of the depreciation of the real.

     The table below sets forth the reserves established for administrative and judicial tax proceedings, civil litigations and labor proceedings as of December 31, 2008:

(US$ in thousands)

Tax related matters	$ 262,842
Labor related matters	19,985
Civil related matters	14,963

Total	$ 297,790

     Of the US$297.8 million of liabilities listed above, US$140.0 million is currently being disputed in court and US$157.8 million relates to administrative proceedings, which have been brought against us and judicial or administrative proceedings which may be brought against us in the future. As of December 31, 2008, we have made judicial deposits in an aggregate amount of US$47.5 million related to such proceedings and disputes.

Administrative tax proceedings

IOF

     We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have recorded liabilities in the amount of US$19.3 million with respect to the IOF. If we are assessed IOF on the transfers by the Federal Internal Revenue, the assessment could materially and adversely affect our cash flow.

IRPJ and CSLL

     In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, which was merged into Net São Paulo in 2004, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltda. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. In May 2007, the lower court decided to uphold the tax assessment notices and Net São Paulo appealed this decision. Currently, a decision is pending on its appeal, and it has recorded liabilities of US$5.5 million with respect to this matter.

ICMS

     In March 2006, the Secretary of the Internal Revenue Service of the State of Rio de Janeiro issued several tax assessment notices against Net Rio claiming that Net Rio has excluded subscription fee payments from the ICMS tax basis. Net Rio allegedly owes an aggregate amount of US$3.8 million. In its defense, Net Rio has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, the subscription fee payments should not be considered as ICMS taxable income. Net Rio has recorded liabilities in the amount of US$5.9 million through December 31, 2008 with respect to the tax assessment notices assuming an ICMS tax rate of 5%, which is the tax rate charged on cable television services. The tax assessment notices assume an ICMS tax rate of 25%. Five of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, Net Rio deposited with the court US$600,000 and has provided a guarantee of US$9.1 million in order to continue the appeal process.

     Net Rio also received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of US$22.1 million relating to the ICMS tax. The State Tax Authority alleged that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio lost its rate reduction benefit. Supported by the opinion of external legal counsel, Net Rio presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. In May 2005, Net Rio obtained an unfavorable decision at the lower court with respect to the administrative defense. In June 2005, Net Rio filed an appeal to this decision and in 2008 obtained an unfavorable decision. Additionally, Net Rio filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio obtained an unfavorable decision by the lower and higher judicial court for the assessed period, with the exception of the period between October and December 2001, for which Net Rio has recorded liabilities in the amount of US$13.1 million, which is guaranteed by a bank bond. In January 2009, Net Rio received a judicial tax assessment on the same matter. Net Rio presented its defense in the lower court. A decision on its appeal is pending at the lower court.

IRRF

In September 2003, the Federal Internal Revenue imposed a tax assessment of US$14.3 million on Net Rio, alleging that it owes withholding income tax, or IRRF, as a result of an alleged inter-company loan between it and us. Net Rio has appealed this tax assessment on the basis that there was no inter-company loan and transfers were made under a central cash management agreement. In March 2006, the lower court decided that Net Rio should pay only for the fines. In May 2007, Net Rio appealed at the higher court. In September 2008, Net Rio received a favorable final decision and we reversed the recorded liability.

     On July 6, 2007, the Brazilian Federal Income Office issued an IRRF notice of infraction against our subsidiary Net Rio in the amount of US$9.7 million. The notice alleges a difference between the real value and the stated value of Net Rio’s income from August 2003 through March 2007. In August 2007, Net Rio submitted an appeal to this tax assessment with the Administrative Sector of the Brazilian Federal Income Office and its appeal is pending.

Other

     On June 28, 2004, the Municipal Treasury of the City of Santo André issued a Service Taxes (ISS) tax deficiency notice against Vivax S.A. in the amount of US$33.1 million, alleging that Vivax S.A. provided “entertainment services,” and not “communication services,” and therefore was required to pay ISS taxes on such services from January 1999 through March 2004 instead of the ICMS taxes it has paid. On January 24, 2005, the Municipal Treasury of the City of Santo André ruled against Vivax S.A. An appeal is pending at the administrative level.

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

Judicial Tax Proceedings

Shadow tax

     Since 1999, several Brazilian municipalities, which currently represent approximately 66% of our homes passed, passed legislation imposing a tax on the use of public thoroughfares, including the installation and passage of cables. This municipal tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. The municipalities currently imposing such a “shadow” tax include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos, Brasília, Curitiba, Porto Alegre, Campo Grande and Sumaré. The tax generally applies to power companies and telecommunication companies, among others.

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

     In Rio de Janeiro, we won our case in the lower court. However, this decision was reversed on appeal. A decision on our appeal is pending at the higher court.

     In São Paulo, there have been three different decrees imposing a shadow tax. We filed an injunction in the lower court opposing the first decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. We also filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has since been modified by a third decree. We thus filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. In November 2006, we appealed this decision and we are awaiting a decision.

     With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. Our subsidiary Vivax has filed nine lawsuits against nine different municipalities: Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos and Sumaré. Vivax has obtained seven lower court favorable decisions. The municipalities have filed an appeal at the higher court. With respect to Limeira, the lower court decision was unfavorable and Vivax has filed an appeal at the higher court. Finally, with respect to Sumaré, the lower court has not issued its decision.

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

Income tax retained on earnings

     We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of US$15.6 million on those transactions. Of this amount, US$5.0 million has been deposited with the court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining US$10.6 million. In the event of an unfavorable decision, the remaining US$10.6 million will be collected and accounted for as a tax credit available to offset future income tax liabilities.

ICMS

     The ICMS tax is a value-added tax levied at rate of 10% on pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Under the ICMS Agreement No. 57/59, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. Pending the outcome of this dispute, we have recorded the liabilities and deposited into escrow amounts at the rates of 7.5% for 2000 and 10% since 2001. As of December 31, 2008, we had US$20.6 million in court deposits with respect to this matter.

IPI

     The Federal Internal Revenue has imposed a tax assessment of US$7.4 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Import Duty, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and the lower court’s decision in connection with two of these lawsuits is pending. In May 2005, the court decision was for the third lawsuit favorable to Reyc but the Federal Internal Revenue appealed the decision with a higher court. Reyc has recorded a liability in the amount of US$4.0 million with respect to this tax assessment. In spite the lawsuits filed by us, the Federal Internal Revenue started a judicial procedure for the enforcement of the tax liability in the amount of US$9.1 million.

     On March 3, 2007, the Attorney-General of the National Treasury issued an Import Duty federal tax assessment against our subsidiary Reyc in the amount of US$13.5 million alleging a tax payment deficiency as a result of errors in classification of imported goods. On February 14, 2007, the Attorney-General of the National Treasury requested that the Federal Fiscal Enforcement Agency of the City of Florianópolis disregard the corporate entity of Reyc in order to be able to hold Net Serviços, Net Serviços’ subsidiaries and Net Serviços’ shareholders liable for any judgment. On the same day, Reyc requested that a portion of the claim be suspended due to a decision of Federal Justice Court of the State of Santa Catarina granting Reyc an annulment of the claim in the amount of US$13.5 million based on the finding that Reyc’s classifications were correct. An administrative decision from the Federal Fiscal Enforcement Agency of the City of Florianópolis is pending.

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

     We have obtained unfavorable decisions for Net Campo Grande Ltda. and Net Sorocaba Ltda. In both cases, we settled with the General Attorney’s office to reimburse current and former subscribers in the amount which we increased in their monthly subscription. Net Campo Grande has fulfilled the agreement and Net Sorocaba is in process of fulfillment. Court decisions for the remaining lawsuits are pending. We recorded liabilities of US$2.4 million for the 20 lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our cash flow would be materially and adversely affected.

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

     An action was brought in October 2002 and April 2004 by the consumer defense organization, Instituto Brasileiro de Defesa do Consumidor, or IDEC, and a federal public attorney, respectively, against Net Belo Horizonte Ltda. and in November 2002 by IDEC against Net São Paulo Ltda. whereby plaintiffs seek to prevent our subsidiaries from requiring that subscribers connecting to the Internet through NET Vírtua also maintain a contract with an Internet service provider. The action brought before the lower court of São Paulo obtained a favorable decision. IDEC appealed to the higher court and this appeal is pending. In regard to the action brought before the lower court of Minas Gerais no decision has been made yet. No liabilities have been recorded with respect to these actions.

ECAD settlement

     In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2008, our subsidiaries have recorded the liabilities and deposited into court the aggregate amount of US$4.5 million.

Labor Proceedings

     We and our subsidiaries are party to 1,247 judicial labor proceedings. We recorded liabilities with respect to labor proceedings in the total amount of US$7.6million. We have made deposits into court in the amount of US$3.7 million. The majority of these claims relate to overtime pay, wage disparity and failure to pay commissions. We have also been named as a co-defendant in complaints filed by employees of companies with which we contract for services on the theory that we should be held responsible for the liabilities of such companies to their employees when the companies fail to meet their liabilities. In the majority of such actions, we have been found secondarily liable. As of December 31, 2008, we had 366 complaints filed against us by our former employees and 881 complaints filed against us by employees of other companies.

     On December 13, 2007, the Labor Public Prosecutor for the State of Rio Grande do Sul filed a claim against our subsidiary Net Sul in the Fourth Regional Court of the State of Rio Grande do Sul. The claim, relating to alleged health hazard conditions in the workplace, seeks US$8.6 million from Net Sul. On December 20, 2007, we received a 90-day extension to the notification period, which allows it to correct the alleged conditions within that period. We have asked for extensions to the notification period, which have been granted, to conclude the investigation on the allegations and to take steps to correct any infractions.

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

     We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2008:

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
		(percent)	(percent)
Consolidated entities
Net Belo Horizonte Ltda.	Brazil	-	100.00
Net Brasília Ltda.	Brazil	-	100.00
Net Rio Ltda.	Brazil	100.00	100.00
Net Recife Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	97.40	100.00
Net Campinas Ltda.	Brazil	-	100.00
Net Indaiatuba Ltda.	Brazil	100.00	100.00
Net São Carlos Ltda.	Brazil	100.00	100.00
Net Franca Ltda.	Brazil	100.00	100.00
Net Sul Comunicações Ltda.	Brazil	100.00	100.00
Reyc Comércio e Participação Ltda.	Brazil	26.94	100.00
Net Anápolis Ltda.	Brazil	-	100.00
Net Bauru Ltda.	Brazil	9.06	100.00
Net Campo Grande Ltda.	Brazil	-	100.00
Net Goiânia Ltda.	Brazil	-	100.00
Net Ribeirão Preto Ltda.	Brazil	12.07	100.00
Net São José do Rio Preto Ltda.	Brazil	-	100.00
Net Sorocaba Ltda.	Brazil	-	100.00
Horizonte Sul Comunicações Ltda.	Brazil	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	Brazil	-	100.00
Antenas Comunitárias Brasileiras Ltda.	Brazil	-	100.00
Net Paraná Comunicações Ltda.	Brazil	-	100.00
Net Florianópolis Ltda. (**)	Brazil	78.14	100.00
Net Maringá Ltda.	Brazil	-	100.00
Net Arapongas Ltda.	Brazil	-	100.00
TV Cabo Criciúma Ltda.	Brazil	40.00	100.00
Net Londrina Ltda.	Brazil	86.45	100.00
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de Jundiaí Ltda.) (*)	Brazil	-	-
Vivax Ltda. (formerly Vivax S.A.):	Brazil	100.00	100.00
Canbras TVA Cabo Ltda.	Brazil	-	100.00
Horizon Line Brasil Ltda.	Brazil	8.18	100.00
TV Eucalipto Ltda.	Brazil	-	100.00
614 TVH Vale Ltda.	Brazil	-	100.00
TV Mogno Ltda.	Brazil	-	100.00

	Jurisdiction of
	Incorporation or	Direct
Name of Subsidiary	Organization	Interest	Total Interest
Jacareí Cabo S.A.	Brazil	-	83.00
614 Telecomunicações Ltda.(formerly under BIGTV brand):	Brazil	100.00	100.00
614 Serviços de Internet Maceió Ltda.	Brazil	-	100.00
614 TVT Maceió S.A.	Brazil	50.00	100.00
614 Seviços de Internet João Pessoa Ltda.	Brazil	-	100.00
614 TVP João Pessoa S.A.	Brazil	50.00	100.00
614 Interior Linha S.A.	Brazil	-	100.00
Zerelda Participações Ltda.	Brazil	-	100.00
TV a Cabo Guarapuava Ltda.	Brazil	-	100.00
TV Jacarandá Ltda.	Brazil	-	100.00
TV a Cabo Cascavél Ltda.	Brazil	-	100.00
EBS Empresa Brasileira de Sinais Ltda.	Brazil	-	100.00
TVC Oeste Paulista Ltda.	Brazil	-	100.00
614 TVG Guarulhos S.A.	Brazil	-	100.00

(*) As part of our ongoing corporate restructuring plan, Net Jundiaí Ltda. identified in the table above was merged into Net Serviços de Comunicação S.A. in 2008.
(**) As part of our ongoing corporate restructuring plan, Net Florianópolis Ltda. identified in the table above was merged into Net Serviços de Comunicação S.A. in February 2009.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this Form 20-F. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this Form 20-F. The following discussion is organized as follows:

  Overview. This section provides a general description of our business, as well as recent developments we believe are important in understanding the results of operations and financial condition or in understanding anticipated future trends.

  Dispositions and Acquisitions. This section provides a summary of our recent acquisitions.

  Critical accounting policies and estimates. This section discusses accounting policies and estimates that require the use of assumptions that were uncertain at the time the estimate was made and that could have a material effect on our consolidated results of operations or financial condition if there were changes in the assumptions or if a different assumption was made. Our significant accounting policies, including those considered to be critical accounting policies and estimates, are summarized in Note 3 to the audited consolidated financial statements included elsewhere in this Form 20-F.

  Financial statement presentation. This section provides a summary of how our operations are presented in the audited consolidated financial statements included elsewhere in this Form 20-F.

  Results of operations. This section provides an analysis of our results of operations for the three years ended December 31, 2008.

  Liquidity and Capital Resources. This section provides an analysis of the our cash flows for the three years ended December 31, 2008, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2008. Included in the analysis of outstanding debt is a discussion of the amount of financial capacity available to fund the our future commitments, as well as a discussion of other financing arrangements.

  Brazilian Economic Environment. This section provides general overview of the Brazilian economic environment and effects of inflation and exchange rate fluctuations.

Overview

     We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and one of the largest pay-television operators in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2008, we provided one or more of our services in 91 cities in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. As of December 31, 2008, our advanced network of coaxial and fiber-optic cable covered over 47,000 kilometers and passed approximately 10.2 million homes of which 6.3 million belong to high and middle income classes and approximately 74% of such network had two-way communication capability. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2008, we had total revenues of US$2,675.0 million.

     We principally offer three services – pay-television, broadband Internet and fixed line telephony. We market our services separately, but we emphasize the “bundled” packages of multiple services and features. Historically, we have focused primarily on residential customers, while also selling pay-television, broadband Internet and networking and data services to commercial customers. Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television combined with digital video recorder under the “NET Digital HD MAX” brand name, broadband Internet service under the “NET Vírtua” brand name and fixed line telephony service under the “NET Fone Via Embratel” brand name.

     Pay-television is our largest service in terms of revenues generated and, as of December 31, 2008, we had 3.2 million pay-television subscribers, of which 887,000 subscribed to our digital cable service. Although providing pay-television services is competitive, we expect to continue to increase pay-television revenues through the offering of advanced digital cable services, as well as through price increases and digital cable subscriber growth. Our digital cable subscribers provide a broad base of potential customers for additional services. Pay-television programming costs represent a major component of our expenses and are expected to continue to increase, reflecting programming rate increases on existing services and subscriber growth. We do not expect that our pay-television service margins as a percentage of pay-television revenues will decline over the next few years.

     As of December 31, 2008, we had 2.3 million residential broadband Internet subscribers. We expect continued growth in residential broadband Internet subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to continue to slow over time as penetration increases in broadband Internet services.

     As of December 31, 2008, we had 1.8 million residential fixed line telephony subscribers. We expect increases in fixed line telephony subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to slow over time as fixed line telephony services already have high level of penetration and an increasing number of homes in Brazil is replacing their traditional telephone service with wireless phone service. The profitability of our telephony services business is sensitive to customer churn as acquisition costs for certain telephony customers, especially Net Fone.com customers, are recovered over a longer period than, for example, customers who subscribe to pay television or multiple services.

     We face intense competition from a variety of alternative information and entertainment delivery sources, principally from other pay-television providers, including DTH providers and certain telecommunications companies, each of which offers a broad range of services. These services are also offered in bundles of pay-television, broadband Internet and fixed line telephony services similar to ours and, in certain cases, these offerings also include wireless services. The availability of these bundled service offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase in churn. By continuing to enhance our services with innovative offerings and continuing to focus on customer service, we believe we can distinguish our services from those of its competitors.

     Despite the current economic environment, we believe we continue to have adequate liquidity to meet our liquidity needs for the 2009. As of December 31, 2008, we had US$315.3 million of cash and cash equivalents. Additionally, there are no significant maturities of our short-term or long-term debt prior to December 2010.

     In 2009 we intend to maintain our subscriber growth, in terms of net additions, at the 2008 level. Key factors that will influence our ability to achieve these objectives include:

     • Competition. Our pay-television, broadband Internet and fixed line telephony services face a growing number of competitors. We are pursuing a marketing strategy to attract and retain customers. We are working on developing new packages of bundle products to better match customer expectations and we are working to improve customer satisfaction.

     • Cost control. To maintain our profitability in the increasingly competitive Brazilian environment, we must continue to improve operating efficiency. We plan to do this by limiting operating costs, selling, general and administrative expenses and bad debt expenses.

     • New opportunities. Our ability to expand our revenues will depend, in large part, on the success of our strategy for continued growth and increased triple play (pay-television, broadband Internet and fixed line telephony) sales.

     • Brazilian economic conditions and level of disposable income. Pay-television is still seen in Brazil as a luxury product and faces strong competition from free broadcast television. Our ability to achieve incremental subscriber growth is dependent to a large extent on growth in Brazilians’ disposable income. If growth in Brazilians’ disposable income starts to decline, it may negatively impact our ability to gain new subscribers.

Acquisitions

Acquisition of Vivax

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

     We extended to the remaining shareholders of Vivax an offer to exchange each of their shares (preferred or common) of Vivax for 0.5678 shares of our preferred shares. All of them accepted the offer and we acquired 100% of Vivax. With our acquisition of Vivax, we operate an additional 34 concessions, 31 of which are located in the State of São Paulo, two of which are located in the State of Rio de Janeiro, on the border of São Paulo, and one of which is located in the state of Amazonas.

     We have completed the integration of Vivax with our company by introducing our brand name in cities served by Vivax and launching our entire line of products in these areas, in addition to having completed the integration of the administrative and billing systems. In approving our acquisition of control of Vivax, CADE required us to comply with certain conditions, including that we maintain the Vivax Brazilian and international programming offering for customers who do not opt to migrate to Net Serviços packages for periods of time ranging from 18 to 36 months. These requirements have not had a material impact on our business.

Acquisition of BIGTV

     See “Item 4. Information on the Company—History and Development of the Company—Acquisition of BIGTV.”

Proposed Acquisition of ESC 90

     See “Item 4. Information on the Company—History and Development of the Company—Proposed Acquisition of ESC 90.”

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

     We are subject to various claims as well as tax, civil, labor and other proceedings covering a wide range of matters that arise in the ordinary course of our business activities. We establish reserves for legal proceedings to which we and our subsidiaries are party when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our internal and external legal advisors. Reserve balances are adjusted to account for changes in circumstances in ongoing proceedings and the establishment of additional reserves for emerging proceedings. While we believe that our current level of reserves is adequate, changes in the future could impact these determinations.

Impairment of goodwill

     In accordance with SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets”, we are required to perform an annual impairment review of our goodwill. Our annual impairment analysis, which was performed during the fourth quarter of 2008, 2007 and 2006, did not result in any impairment charges. As of December 31, 2008, we had goodwill of US$814.9 million. See “Item 3. Risk Factors – Risks Related to Our Business – Accounting treatment of goodwill could result in future asset impairments and non-cash operating losses.”

Depreciation and impairment of property and equipment

     At December 31, 2008, the carrying value of our property and equipment, net, totaled US$1,023.8 million, which represented 36.0% of our total assets. This carrying value included costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. The application of our property and equipment accounting policies incorporates estimates, assumptions and judgments by management relative to the capitalized costs and useful lives associated with the time our subscribers remain connected to our cable network.

     Changes in circumstances, such as technological advances, changes to our business model or changes in our capital and investment strategy can result in the actual useful lives differing from our estimates, leading management to revise useful lives that can be shortened for certain asset categories and extended for others depending on technological decisions made by us. Set-top boxes are an example of an asset item subject to significant technological changes. New set top boxes associated with new equipment allowing signal compression may allow us to provide new value added services and extend the remaining useful lives of our fiber optic assets. In cases where we determine that the useful lives of property and equipment should be reviewed, we depreciate the net book value over their revised remaining useful lives, thereby increasing or decreasing depreciation expense.

     In light of upgrades made to our cable plant in 2006, we revised the estimated useful lives of specified items of our cable distribution plant as of January 1, 2007. We currently depreciate our cable assets using the straight-line method over an estimated remaining economic useful life of the assets ranging from 5 to 12 years, resulting in a depreciation rate ranging from 8.3% to 20.0% . See note 8 to our audited consolidated financial statements included elsewhere in this Form 20-F.

     The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from undiscounted cash flows generated from such assets, an impairment loss is recognized for the amount that the carrying value exceeds its fair value. No impairment of fixed assets existed as of December 31, 2008, 2007 and 2006.

     The estimated useful lives of individual items of our cable transmission network are as follows:

Description	Useful life (years)

Cable network	5—12
Optic fiber	12
Decoders	5
Cable modem	5

Income taxes

     Income taxes are provided using the liability method prescribed by Financial Accounting Standards Board, or FASB, Statement No. 109, “Accounting for Income Taxes.” Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statements and the tax basis, as well as the effects of adjustments made to reflect the requirements of U.S. GAAP, determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. Establishing valuation allowances requires management to make significant estimates of future taxable income. We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, or FIN 48, on January 1, 2007. The adoption of FIN 48 did not have a material impact on our financial statements and did not result in a cumulative adjustment to retained earnings at adoption. We will continue to recognize interest and penalties in interest expense for unrecognized tax benefits. See note 15 to our audited consolidated financial statements included elsewhere in this Form 20-F.

Financial Statement Presentation

Sources of Revenues

     Monthly subscription fee revenues represent the dominant portion of our revenues, and sign-on and hook-up fees constitute a relatively minor portion of our revenues. All of our revenues are denominated in reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees once every 12 months and then only in proportion to the inflation rate measured based on the IGP-M. Our revenues include the following:

  Monthly subscription revenues. Monthly subscription revenues consist of monthly subscription fees paid by pay-television and broadband Internet subscribers. Subscription fees are recorded in the month the service is provided. Substantially all of our revenues come from monthly subscription fees.

  Sign-on and hook-up fee revenues. We charge subscribers a fee for the installation of the equipment necessary to receive our pay-television, broadband Internet and fixed line telephony services. Sign-on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees were amortized to revenue over a period of ten years until December 31, 2005. Since January 1, 2006, the deferred fees are amortized to revenue over a period of six years, which better represents the estimated average period during which we expect subscribers will remain connected to our cable network.

  Pay-per-view revenues. Pay-per-view revenues consist of revenues from pay-per-view programming services (such as sporting events, concerts and movies). A substantial part of our pay-per-view revenues each year is derived from our transmission of state and national soccer championships. Because the dates of these championships vary from year to year, our pay-per-view revenues tend to be seasonal, with a disproportionate percentage recorded during the periods in which these events are televised. Pay-per-view revenues are recorded in the month the service is provided.

  Other services revenues. Other services revenues consist of sales of our fixed line telephony services, data transmission service, programming guide, technical support services, disconnection/reconnection services, fiber optic rental services and other services. Other services revenues are recorded in the month the service is provided.

The following are the main factors that have historically influenced our revenues:

  Subscriber base. Most of our revenues are recurring monthly revenues from our subscribers. Thus, key factors to maintaining profitability of our business include controlling the churn rate, increasing sales to existing customers, bundling our services and acquiring new customers.

  Subscription fee levels. Our strategy is to maintain competitive prices compared to our main competitors and at the same time increase average revenue per user by providing bundled products to our premium clients.

  Mix of subscriber base. Historically we have focused on high and middle income class households. In 2008, we launched a lower priced package, Net Fone.com. Changes in our mix of subscribers may affect average revenue per user.

     On April 22, 2009, Anatel resolution was published, Resolution No. 528, prohibiting pay-television providers from charging subscribers for more than one outlet per household. The ABTA (the Brazilian Pay TV Association) is expected to file an administrative appeal to Resolution No. 528 with Anatel in the next few days. We cannot predict the outcome of such administrative appeal, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. We estimate that approximately 4% of our revenues for the year ended December 31, 2008, were derived from fees for multiple outlets. Depending the outcome of the ABTA administrative appeal, the ABTA may also request that a federal district court allow us to continue to charge for multiple outlets within the same household. Until that time, we intend to continue to charge subscribers for multiple outlets in the same household. See “Item 3. Risk Factors – Risks Related to Our Business – We may not be able to continue charging our customers for more than one pay-television outlet per household.”

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

  PIS-related federal tax. The PIS is a federal social security tax that is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband Internet services and at a rate of 1.65% on revenues derived from all other services.

  COFINS federal social security tax. The COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay-television, telecommunication and broadband Internet services and at a rate of 7.6% on revenues derived from all other services.

  FUST and FUNTEL taxes. The FUST and FUNTEL are taxes based on gross telecommunication service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTEL are levied at the rates of 1.0% and 0.5%, respectively.

Operating Costs and Expenses

Our most significant operating expenses are:

  Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2008, 23.1% of our net operating revenues. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

  The programming fees we pay are generally highest with respect to the programs obtained for our Gold and Silver digital programming packages and for our Advanced analog programming packages.

  Other direct operating costs. Other direct operating costs include: expenses for utility pole rentals paid to utility companies, electricity, maintenance, bandwidth to access the Internet and other costs that increase as a function of the development of our network, payroll and related charges, and costs related to our customer service, billing and information systems. A substantial portion of our network consists of aerial cables (as opposed to underground cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee. The rising popularity of bandwidth-intensive Internet-based services poses special risks for our broadband Internet service. Examples of such services include peer-to-peer file sharing services, gaming services and the delivery of video via streaming technology and download. See “Item 3. Key Information—Risk Factors— Significant unanticipated increases in the use of bandwidth-intensive Internet-based services could increase our costs.”

  Selling, general and administrative expenses. Selling, general and administrative expenses includes expenses related to payroll, benefits, sales commissions and consulting, financial advisory and computer software maintenance, as well as expenses related to advertising, estimated liability for tax, labor and civil claims and assessments and allowance for doubtful accounts receivable, which is our bad debt reserve.

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

The following are the principal factors that have historically influenced our operating costs:

  Programming costs. We pay programming costs on a per subscriber base. We expect programming costs to remain as our main cost. Our ability to maintain a good relationship with our programming suppliers and keep prices at attractive levels are important factors for the profitability of our business.

  Selling expenses. In 2008, selling expenses presented a slight increase compared to 2007 levels due to increased selling commissions and intensive marketing campaigns to drive subscriber base growth.

Depreciation and Amortization

     We depreciate our cable network, decoders, cable modems and fiber optic cable assets using the straight-line method, over the estimated economic useful life of the assets. We estimate the useful life of our cable plant to be from 5 to 12 years for our cable network and 12 years for our fiber optic cable, resulting in annual depreciation rates of 20.0% to 8.3% and 8.3%, respectively.

     On January 1, 2007, in light of upgrades made to the cable plant, we changed the estimated useful lives of specified items of our cable distribution plant as follows:

	Useful life	Useful life
	revised in 2007	in 2006
Description	(In years)	(In years)

Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures and fittings and other equipment	10	5 – 10
Data processing equipment	3	5

Other Income and Expenses

Other income and expenses consist of:

  Monetary indexation income (expense), net; Gain (loss) on exchange rate, net. Monetary indexation expense, net, consists of monetary correction charges on real-denominated debt. Gain (loss) on exchange rate, net, consists of foreign exchange gains and losses on U.S. dollar-denominated debt. We record foreign exchange losses or gains on our U.S. dollar-denominated debt as a function of the U.S. dollar’s appreciation or depreciation in relation to the real.

  Interest expenses. Interest expenses consist principally of interest payable on our outstanding debt.

  Financial expenses, net. Financial expenses consist principally of the IOF tax on financial operations and losses from hedge positions. Beginning January 1, 2008, the Brazilian federal government no longer has authority to levy the Contribuição Provisória sobre Movimentações Financeiras, or CPMF, a federal tax on financial transactions levied at a rate of 0.38% on withdrawals from checking accounts, which was historically the largest component of financial expenses, net.

  Interest income. Interest income consists of interest on short-term investments and gain on extinguishment of liabilities, as well as monies collected in the form of penalty and interest payments from late payments of monthly subscription fees.

  Income taxes expenses. Income taxes expenses consist of the Imposto de Renda Pessoa Jurídica and the Contribuição Social, which are calculated based on our earnings before taxes on us and are also imposed on each of our operating subsidiaries.

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

     Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

     The Company’s accounts are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards SFAS no.52 “Foreign Currency Translation.” In accordance with U.S. GAAP, revenues, expenses, gains and losses are translated from Brazilian reais to U.S. dollars using the average exchange rate for the period, which for the twelve-month period ended on December 31, 2007 was R$1.9300 per US$1.00 and for the twelve-month period ended on December 31, 2008 was R$1.8335 per US$1.00. Based on a comparison of such average exchange rates, the real appreciated 5.0% against the U.S. dollar in 2008 versus 2007, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in Brazilian reais. As a result, the real appreciation materially impacted each of the line items described below. For the year ended December 31, 2008, however, the real depreciated 31.9% against the U.S. dollar from December 31, 2007.

     Our acquisition of Vivax was accounted using the purchase method and the financial results of Vivax were consolidated with our audited consolidated financial statements beginning on June 1, 2007.

     Our acquisition of BIGTV was accounted under the purchase method and the financial results of BIGTV were consolidated with our audited consolidated financial statements as of December 29, 2008.

     Revenues, taxes and other deductions from revenues

     Revenues, taxes and other deductions from revenues by major category were as follows:

	Year ended December 31,

	2008	2007	% Change

	(US$ in millions)
Revenues:
Pay-TV and broadband Internet subscriptions	2,370.7	1,676.5	41%
Pay-per-view revenues, sign-on and hook-up fees and other revenues	304.3	159.4

Total revenue	2,675.0	1,835.9	46%
Taxes and other deductions from revenues	(641.2)	(415.0)	54%

Net operating revenue	2,033.8	1,420.9	43%

Selected subscriber-related statistics were as follows:

	As of December 31,

	2008	2007	% Change

	(in thousands)
Total connected pay-television subscribers	3,182 (1)	2,474	29%
Total connected digital pay-television subscribers	887 (2)	604	47%
Total connected broadband subscribers	2,284 (3)	1,423	61%
Total connected fixed line telephony subscribers	1,612 (4)	567	184%
Average pay-television penetration(5)	31.2%	27.4%
Average broadband penetration(6)	30.3%	22.1%

(1) Includes 111,192 BIGTV pay-television subscribers.
(2) BIGTV had no digital pay-television subscribers.
(3) Includes 66,765 BIGTV broadband Internet subscribers.
(4) BIGTV had no fixed line telephony subscribers.
(5) Defined as total connected pay-television subscribers divided by total homes passed. In 2008, average pay-television penetration without BIGTV pay-television subscribers and homes passed was 31.4% .
(6) Defined as total connected broadband Internet subscribers divided by total bi-directional homes passed. In 2008, average broadband penetration without BIGTV broadband subscribers and homes passed was 30.8% .

     Pay-television and broadband Internet subscription revenues increased as a result of increases in the pay-television and broadband Internet subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index.

     Pay-per-view revenues decreased primarily because of changes in our contracts with suppliers, which have become shared-profit contracts, partially offset by an increase in our main pay-per-view product Sócio Premiere. Sign-on and hook-up fees increased primarily due to increases in digital cable subscribers. Other revenues increased primarily due to the increase of fixed line telephony revenues, as a result of increases in the subscriber base for this service in 2008.

     Average monthly subscription revenue (which includes pay-television, broadband Internet and fixed line telephony revenues) per basic household (“ARPU”) increased 3% to US$73.36 in 2008 from US$71.39 in 2007. This increase was primarily a result of the increased penetration of digital cable and broadband Internet and the price increase discussed above.

     Taxes and other deductions from revenues increased due to the increase in taxes resulting from higher revenues. Additionally, this increase reflects the higher volume of promotions offering discounts to new subscribers and the increase in taxes due to broadband Internet revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. See “—Overview—Financial Statement Presentation—Taxes and Others Deductions from Revenues” for a discussion of ICMS rates applicable to the individual services and products. As a percentage of total revenues, taxes and other deductions from revenues increased to 24.0% in 2008 from 22.6% in 2007.

     Programming costs (third party providers and related parties), other operating costs, selling, general and administrative expenses and depreciation and amortization

     Costs and expenses by major category were as follows:

	Year ended December 31,

	2008	2007	% Change

	(US$ in millions)
Costs and Expenses:
Programming costs and other operating costs, excluding
depreciation and amortization:
Third party providers	161.0	109.8	47%
Related parties	309.3	246.9	25%
Other operating costs	496.8	328.5	51%
Selling, general and administrative expenses	522.5	345.9	51%
Depreciation and amortization	275.7	207.2	33%

     The increase in our pay-television programming costs (third party providers and related parties) was primarily due to the increase in our subscriber base and the increase in programming costs reflecting the price increase by the IGP-M inflation rate. As a percentage of net operating revenue, programming costs decreased to 23.1% for 2008 compared to 25.1% in 2007, as a result of increased broadband Internet and fixed line telephony revenues as a percentage of total revenue.

     Other operating costs increased primarily due to: (i) higher network expenses, such as electricity; (ii) expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth; (iii) an increase in the number of employees for field services; and (iv) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple play customer base which requires more complex customer care, to assure high customer service quality and to comply with the new regulation for call centers. New call center regulations came into effect in December 2008, requiring improved customer service, for example, call centers must now provide clients with the option to contact an operator in the first electronic menu, be available 24/7 and respond to client complaints within five days. As a percentage of net operating revenue, other operating costs increased to 24.4% in 2008 compared to 23.1% in 2007.

     Selling, general and administrative expenses increased primarily due to higher employee and marketing costs and sales commissions. Employee costs increased primarily due to a headcount increase, marketing costs increased primarily due to intensified marketing efforts and sales commissions increased due to higher number of new entrants to our subscriber base. As a percentage of net operating revenue, selling, general and administrative expenses increased to 25.7% in 2008 compared to 24.3% in 2007. In 2009, we will continue pursuing our growth strategy.

     Depreciation and amortization expenses increased primarily due to higher depreciation expenses related to increased acquisition of digital setup boxes and amortization expenses related to increased of new subscriber installation.

     Monetary indexation expense, net, loss (gain) on exchange rate, net, interest expense, financial expense, net and interest (income)

	Year ended December 31,

	2008	2007	% Change

	(US$ in millions)
Other expense (income)
Monetary indexation expense, net	2.3	0.1	n.m.
Loss (gain) on exchange rate, net	117.6	(28.2)	n.a.

Total	119.9	(28.1)	n.a.
Interest expense	86.4	61.9	40%
Financial expense, net	15.1	35.6	(58%)
Interest (income)	(60.9)	(37.7)	62%

Total	40.6	59.8	(32%)

     Our combined monetary indexation expense, net, and gain on exchange rate, net, were an expense due to depreciation of the Brazilian real against the U.S. dollar in 2008. The primary impact was related to our dollar-denominated perpetual bonds and our loan with Banco Inbursa.

     Combined interest expense, financial expense, net and interest income decreased primarily due to an increase in interest income due to a higher cash and cash equivalents and the extinguishment of the CPMF tax in 2008.

Income taxes expense

	Year ended December 31,

	2008	2007	% Change

	(US$ in millions)
Income taxes expense	74.5	21.4	248%

     Under Brazilian corporate law, income tax is also levied at the subsidiary level and some of our subsidiaries experienced an increase in operating income in 2008 compared to 2007 and therefore recorded increased income tax expense.

     Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     Our accounts are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with SFAS No. 52 “Foreign Currency Translation” using the real as the functional currency and the U.S. dollar as the reporting currency. In accordance with U.S. GAAP, revenues, expenses, gains and losses are translated from Brazilian reais to U.S. dollars using the average exchange rate for the period, which for the twelve-month period ended on December 31, 2006 was R$2.1679 per US$1.00 and for the twelve-month period ended on December 31, 2007 was R$1.9300 per US$1.00. Based on a comparison of such average exchange rates, the real appreciated 11.0% against the U.S. dollar in 2007 versus 2006, which we refer to as the “real appreciation” in the following discussion. All of our operating revenues and substantially all of our operating costs and expenses are denominated in Brazilian reais. As a result, the real appreciation materially impacted each of the line items described below.

     Our acquisition of Vivax was accounted using the purchase method and the financial results of Vivax were consolidated with our audited consolidated financial statements beginning on June 1, 2007.

     Revenues, taxes and other deductions from revenues

     Revenues, taxes and other deductions from revenues by major category were as follows:

	Year ended December 31,

	2007	2006	% Change

	(US$ in millions)
Revenues:
Pay-TV and broadband Internet subscriptions	1,676.5	1,059.1	58%
Pay-per-view revenues, sign-on and hook-up fees
and other revenues	159.4	85.6	86%

Total revenue	1,835.9	1,144.7	60%
Taxes and other deductions from revenues	(415.0)	(243.8)	70%

Net operating revenue	1,420.9	900.9	58%

Selected subscriber-related statistics were as follows:

	As of December 31,

	2007	2006	% Change

	(in thousands)
Total connected pay-television subscribers	2,475	1,812	37%
Total connected digital pay-television subscribers	604	181	234%
Total connected broadband Internet subscribers	1,423	727	96%
Total connected fixed line telephony subscribers	567	182	212%
Average pay-television penetration(1)	27.4%	25.2%	n.a.
Average broadband Internet penetration(2)	22.1%	24,3%	n.a.

     (1) Defined as total connected pay-television subscribers divided by total homes passed.
     (2) Defined as total connected broadband Internet subscribers divided by total bi-directional homes passed.

     Total revenue increased by 60.4% to US$1,835.9 million in 2007 compared to US$1,144.7 million in 2006. This increase was principally due to our pay-television, broadband Internet and fixed line telephony subscriber base growth, which increased from approximately 1,812,000, 727,000 and 182,000 subscribers in 2006, respectively, to approximately 2,475,000, 1,423,000 and 567,000 subscribers in 2007, respectively. The impact of the acquisition of Vivax was an increase of US$173.7 million in total revenue.

     For 2007, services and other taxes totaled US$415.0 million, an increase of 70.2% compared to US$243.8 million in 2006. This increase is related to the increase in taxes resulting from higher revenues. Additionally, this increase reflects the higher volume of discounts and the increase in taxes due to broadband Internet revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. See “—Overview—Financial Statement Presentation—Taxes and Others Deductions from Revenues” for a discussion of ICMS rates applicable to the individual services and products. As a percentage of total revenues, taxes and other deductions from revenues increased to 22.6% in 2007 from 21.3% in 2006. The impact of the acquisition of Vivax was an increase of US$46.3 million in taxes and other deductions from revenues.

     Programming costs (third party providers and related parties), other operating costs, selling, general and administrative expenses and depreciation and amortization

     Costs and expenses by major category were as follows:

	Year ended December 31,

	2007	2006	% Change

	(US$ in millions)
Costs and Expenses:
Programming costs and other operating costs, excluding depreciation and amortization:
Third party providers	109.8	38.6	184%
Related parties	246.9	214.1	15%
Other operating costs	328.5	183.3	79%
Selling, general and administrative expenses	345.9	227.9	52%
Depreciation and amortization	207.2	75.0	176%

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

     Selling, general and administrative expenses increased by 51.8% to US$345.9 million in 2007 compared to US$227.9 million in 2006. The increase was primarily due to higher selling expenses, which increased to US$146.0 million in 2007 from US$81.4 million in 2006, as a result of higher sales commissions and marketing and telemarketing activities and due to expenses incurred in connection with integrating Vivax. In addition, in 2007 the number of employees increased by 60%, of which 21% was due to our acquisition of Vivax, when compared to 2006. As a percentage of net operating revenue, selling, general and administrative expenses decreased to 24.3% in 2007 compared to 25.3% in 2006. The impact of the acquisition of Vivax was an increase of US$35.2 million in selling, general and administrative expenses.

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

     Monetary indexation expense (income), net, gain on exchange rate, net, interest expense, financial expense, net and interest income

	Year ended December 31,

	2007	2006	% Change

	(US$ in millions)
Other expense (income)

Monetary indexation expense (income), net	0.1	(0.4)	n.a.
(Gain) on exchange rate, net	(28.2)	(8.6)	228%

Total	(28.1)	(9.0)	212%.
Interest expense	61.9	47.7	30%
Financial expense, net	35.6	26.4	35%
Interest (income)	(37.7)	(56.3)	(33%)

Total	59.8	17.8	236%

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

     Combined interest expense, financial expense, net and interest income increased by 236.0% to an expense of US$59.8 million in 2007 compared to an expense of US$17.8 million in 2006. This increase was primarily due to a decrease in interest income due to a gain on extinguishment of liabilties in the total amount of US$33.0 million in 2006 in connection with the full payment of our restructured debt and due to higher financial expenses relating to the CPMF tax in 2007 and interest expense related to our perpetual bonds, which were issued on November 17, 2006. The impact of the acquisition of Vivax was an increase of US$9.0 million in interest expense, financial expense, net and interest income.

     Income taxes expense (benefit)

	Year ended December 31,

	2007	2006	% Change

	(US$ in millions)
Income taxes expense (benefit)	21.4	(40.8)	n.a.

     In 2007, we recorded income tax expense of US$21.4 million compared to income tax benefit of US$40.8 million in 2006. Partial reversal of valuation allowances on net operating loss carryfowards, whose realization became more likely than not, resulted in tax credits in 2006. In addition, under Brazilian law, income tax is levied at the subsidiary level and some of our subsidiaries experienced an increase in operating income in 2007 compared 2006, and therefore resulted increased income tax expense. The impact of the acquisition of Vivax did not have a material impact on income taxes benefit (expense).

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

     As of December 31, 2008 and 2007, our net debt, calculated as the sum of “current portion of long-term debt” and “long-term debt” minus the sum of “cash and cash equivalents” and “short-term investments”, amounted to US$431.6 million and US$307.1 million, respectively. In general, we hold our cash, cash equivalents and short-term investments in Brazilian reais. Additionally, as of December 31, 2008 and 2007 our current assets were US$75.7 million and US$198.3 million greater than our current liabilities, respectively. In 2008, our inventories and deferred income taxes in current assets decreased and our income taxes payable and current portion of long term debt increase in current liabilities increased when compared to 2007.

     Given the level of our operating cash flows, the expected level of capital expenditures needed to support our growth and the grace period for principal debt amortization, we believe that our cash generation in addition to our current position in cash and cash equivalents will be sufficient in the near term to cover all expected cash outflows.

Cash Flows

     Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

     We had cash, cash equivalents and short-term investments of US$315.3 million as of December 31, 2008, fairly stable compared to US$321.6 million as of December 31, 2007.

	Year ended December 31,

	2008	2007

Operating activities	(US$ in millions)
Net income for the year	23.2	122.1
Deferred sign-on and hook-up fee revenues	0.1	0.1
Amortization of deferred sign-on and hook-up fee revenues	(2.5)	(4.5)
Equity in results of affiliates	-	(6.7)
Exchange losses, monetary indexation and interest expense, net	217.6	84.8
Depreciation and amortization	275.7	207.2
Deferred income taxes	29.3	2.9
Write off and disposal of assets, net	0.1	1.9
Estimated liability for tax, labor and civil claims and assessments	(25.8)	(18.0)
Increase/decrease in operating assets and liabilities	168.6	273.6

Net cash provided by operating activities	686.3	663.4

     Cash flows from operating activities. Net cash provided by operating activities increased from US$663.4 million in 2007 to US$686.3 million in 2008. This increase was primarily related to higher revenues and controlled costs and expenses, which resulted in increased operating income before depreciation and amortization and a decrease in working capital requirements.

	Year ended December 31,

	2008	2007

Investing activities	(US$ in millions)
Acquisition of property and equipment	(529.8)	(406.4)
Acquisition of investments	(168.0)	(3.7)
Proceeds from sale of equipment	1.2	6.7
Net cash acquired from acquisition of subsidiaries	4.4	58.4

Net cash used in investing activities	(692.2)	(345.0)

     Cash flows used in investing activities. We used US$692.2 million in cash in investing activities in 2008, an increase of 100.6%, as compared to US$345.0 million used in investing activities in 2007. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases and the acquisition of BIGTV.

	Year ended December 31,

	2008	2007

Financing activities	(US$ in millions)
Issuances of short-term debt	-	1.1
Repayments of short-term debt	(83.6)	(61.5)
Issuances of long-term debt	50.5	50.7
Issuances of related party debt	200.0	-
Repayments of long-term debt	-	(28.3)

Net cash provided (used) in financing activities	166.9	(38.0)

     Cash flows provided by (used in) financing activities. We had net cash provided by financing activities of US$166.9 million in 2008, mainly as a result of borrowing under a US$200.0 million loan agreement with Banco Inbursa.

     Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

     We had cash, cash equivalents and short-term investments of US$321.6 million as of December 31, 2007, an increase of 37.4% from US$234.0 million as of December 31, 2006.

	Year ended December 31,

	2007	2006

Operating activities	(US$ in millions)
Net income for the year	122.1	204.6
Deferred sign-on and hook-up fee revenues	0.1	5.9
Amortization of deferred sign-on and hook-up fee revenues	(4.5)	(18.4)
Equity in results of affiliates	(6.7)	(1.6)
Exchange losses, monetary indexation and interest expense, net	84.8	16.3
Depreciation and amortization	207.2	75.0
Deferred income taxes	2.9	(83.7)
Write off and disposal of assets, net	1.9	-
Estimated liability for tax, labor and civil claims and assessments	(18.0)	(38.8)
Increase/decrease in operating assets and liabilities	273.6	30.1

Net cash provided by operating activities	663.4	189.4

     Cash flows from operating activities. Net cash from operating activities was US$663.4 million in 2007 as compared to US$189.5 million in 2006. This increase is a result of higher operating income and the sale of short-term investments in an amount of US$243.6 million.

	Year ended December 31,

	2007	2006

Investing activities	(US$ in millions)
Acquisition of property and equipment	(406.4)	(235.6)
Acquisition of investments	(3.7)	(2.0)
Proceeds from sale of equipment	6.7	13.9
Net cash acquired from acquisition of subsidiaries	58.4	-

Net cash used in investing activities	(345.0)	(223.7)

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

	Year ended December 31,

	2007	2006

Financing activities	(US$ in millions)
Issuances of short-term debt	1.1	2.3
Repayments of short-term debt	(61.5)	(201.1)
Issuances of long-term debt	50.7	421.4
Issuances of related party debt	-	-
Repayments of long-term debt	(28.3)	(217.0)
Capital contribution in cash	-	13.9

Net cash provided (used) in financing activities	(38.0)	19.5

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

Liquidity requirements and sources

     Most of our capital expenditures are related to customer acquisition activity in connection with our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband Internet subscribers, we will need significant cash to fund capital expenditures. Also, we have to make interest payments on our debt and scheduled principal payments starting in 2009, with significant maturities starting in December 2010. We have historically funded these liquidity requirements through operating cash flows, borrowings under our credit facilities, proceeds of debt and equity financings and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures, acquisitions, including the proposed acquisition of ESC 90 acquisition anticipated to be concluded by the third quarter of 2009, and debt principal and interest repayment requirements, we do not expect to need to raise funds to meet our anticipated cash requirements in 2009.

     The amount of our anticipated operating cash flows in 2009 and future periods could be adversely affected by a number of factors, many of which are not within our control. Weakness of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would likely decrease our revenue per subscriber in U.S. dollar terms. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, which include a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts to meet our cash requirements or at all.

     We had cash, cash equivalents and short-term investments of US$315.3 million as of December 31, 2008, a decrease of 2.0% from US$321.6 million as of December 31, 2007. This decrease is mainly due to the depreciation of the real against the U.S. dollar.

Corporate Credit Ratings

     Moody’s Investors Service, or Moody’s, issues global scale issuer and local scale issuer credit ratings on Net Serviços. Most recently, on August 16, 2007, Moody’s Investors Service upgraded our global scale issuer credit rating from B1 to Ba2 and our local scale credit rating from Baa2.br to Aa3.br.

     Standard & Poor’s, or S&P, rates our global scale issuer credit rating on our U.S. dollar-denominated senior debt and our real-denominated senior debt. Most recently, on September 25, 2007, Standard & Poor’s upgraded our global scale issuer credit rating and outlook on our U.S. dollar-denominated senior debt from BB-/stable to BB/stable and our real-denominated senior debt from brA+ to brAA.

     As of April 14, 2009, our credit ratings by each of Moody’s and S&P were as follows:

	Global	Local scale	U.S. dollar-denominated	Real-denominated
	scale issuer	issuer	senior debt	senior debt
Moody’s Investors Service	Ba2/stable	Aa3.br/stable	n.a.	n.a.
Standard & Poor’s	BB/stable	n.a.	BB/stable	brAA/stable

Contractual Obligations

     The following table sets out our major contractual obligations as of December 31, 2008:

	Payments due by period

	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total

		(US$ in millions)
Debt	16.6	314.2	266.1	–	596.9
Lease of utility poles (1)	28.0	91.8	33.2	–	153.0
Lease of office space	5.6	18.3	6.6	–	30.5
Programming, equipment and service purchase obligation (2)	124.9	32.8	–	–	157.7
Total	175.1	457.1	305.9	–	938.1

_______________
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

Commitment to Acquire ESC 90

     On August 29, 2008, we executed a Private Instruments of Purchase and Sale of Shares Agreement with EDP – Energias do Brasil S.A. under which we have agreed to acquire 100% of the shares representing the capital of ESC 90 subject to the approval of Anatel and CADE. We currently expect to obtain regulatory approval for the acquisition of the ESC 90 by the third quarter of 2009. We cannot, however, guarantee that the transaction will receive regulatory approval or that it will be approved when currently expected. The purchase price is expected to be R$94.6 million (US$40.5 million), subject to adjustments. We will pay for this acquisition in cash on the date of closing the transaction.

Capital Expenditures

     A description of our capital expenditures, identified by major category, is as follows:

  subscriber installation, including purchases of set top-boxes and cable modems;

  cable network construction and rebuilding, which primarily includes construction costs related to installing cable system infrastructure in multiple dwelling units, or MDUs, rebuilding portions of our cable network and, to a very limited extent, the growth or build-out of our cable network;

  broadband network construction and rebuilding, which primarily includes construction costs related to cable modem installation, installing broadband infrastructure in MDUs, rebuilding portions of our broadband network to permit two-way communication and the build-out of our broadband network, including our data center; and

  upgrading existing systems, the purpose of which is principally to improve technical quality, meet regulatory requirements, further improve management controls and support subscriber growth.

     In 2006 we announced our plan to make an additional investment of US$170.0 million in our bi-directional network and digital service expansion. The aggregated amount invested in these projects totaled US$203.9 million, which was higher than our initial plan due to increased digital service expansion. The expansion of our bi-directional network targeting high and middle income households was substantially completed in 2007. Total capital expenditures in 2006 and 2007 amounted to US$235.6 million and US$406.4 million, respectively. Excluding our investments in these projects, our capital expenditures were primarily related new subscriber installation and it was supported by our cash generation from our operations.

     In 2008, our capital expenditures of US$529.8 million were primarily used to sustain our organic subscriber growth, through the acquisition of equipment such as cable modems, digital setup boxes, digital video recorder boxes, CMTS and optical nodes equipments. We import part of this equipment and make payments in U.S. dollars. Thus the depreciation of the real against the U.S. dollar negatively impacted our cash disbursements to acquire such equipment in the second semester of 2008 and we spent approximately US$380 million for this equipment.

     In 2009, we expect to continue to increase the number of our pay-television and broadband Internet subscribers. As most of our capital expenditures are related to subscriber acquisition, including the acquisition of equipment and the installation cost, we expect to maintain our annual capital expenditures for this purpose at approximately US$400.0 million in 2009. In addition, we expect to spend approximately US$50.0 million in network improvements, maintenance and systems development for improved customer service. We do not plan on making substantial capital expenditures for the encoding of our network. We expect to be able to fund our day-to-day capital expenditures, excluding acquisitions, in 2009 using funds from operations.

Debt Financing

     As of December 31, 2008, we had the following debt outstanding:

(US$ in thousands)
U.S. dollar-denominated debt:
Loan and Guaranty Agreement	200,000
Perpetual bonds	150,000
350,000
Real-denominated debt (1):
Non-convertible Debentures – 6th Public Issuance	248,181
Bank credit notes	72,743
FINAME	75,976
396,900

Total	746,900

_______________

     (1) Calculated using the December 31, 2008 exchange rate of R$2.3370 per US$1.00

     In 2008, the rate used to determine the interest rate of our real-denominated debt was the Brazilian interbank interest rate, or CDI, which was 12.4% .

     At December 31, 2008 the principal maturities of our debt were as follows:

Principal Amortization Schedule:	(US$ in thousands)
2009	16,567
2010	82,532
2011	155,275
2012	76,403
2013	66,123
2017-2019	200,000

Total amortizing debt	596,900

Perpetual bonds(1)	150,000

Total debt	746,900

_______________

     (1) Perpetual bonds have no scheduled maturity.

     Perpetual Bonds

     On November 28, 2006, we issued 9.25% Guaranteed Perpetual Notes, or perpetual bonds, in an aggregate principal amount of US$150.0 million. These notes may be redeemed at our option, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable.

     We pay interest quarterly in arrears on each interest payment date. The indenture governing the perpetual bonds includes a number of covenants, including limitations on liens, limitations on guarantees, limitations on merger, consolidation or sale of assets and certain reporting requirements, subject in each case to important exceptions. Under the indenture governing the perpetual bonds, an event of default is generally defined to include non-payment of interest or principal, breach of certain obligations, cross-default (with a US$20 million threshold), unsatisfied judgments and enforcement proceedings, insolvency-related events and unenforceability of obligations. The perpetual bonds are jointly guaranteed by all our wholly-owned subsidiaries.

     Loan and Guaranty Agreement - Banco Inbursa S.A.

     We have entered into a Loan and Guaranty Agreement, dated as of June 19, 2008 (the “Loan and Guaranty Agreement”), with Banco Inbursa S.A., an affiliate of Telmex, and certain of our subsidiaries as guarantors. The Loan and Guaranty Agreement provides for a US$200 million term loan facility (the “Term Credit Facility”) guaranteed by our subsidiaries that are a party thereto. Interest on borrowings under the Term Credit Facility accrues at a rate of 7.875% per annum and is payable in arrears on April 18 and October 18 of each year. On June 24, 2008, we drew down the full amount available under the Term Credit Facility. The Term Credit Facility matures on June 18, 2019 and amortizes in three equal installments as follows: one third on June 18, 2017, one third on June 18, 2018 and one third on June 18, 2019. The Term Credit Facility is pre-payable in whole or in part, at any time after the fifth anniversary of the draw date, together with accrued and unpaid interest on the amount prepaid plus certain prepayment fees. We paid Banco Inbursa S.A. a fee of US$1.2 million in connection with entry into the Loan and Guaranty Agreement, which was deferred and will be amortized over the term of the facility using the interest method.

     The Term Credit Facility contains a number of covenants that, among other things, will limit or restrict our ability and our subsidiaries to incur additional indebtedness (including guarantees of other indebtedness); pay dividends or make other restricted payments; enter into certain types of transactions with affiliates; sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and create liens. In addition, the Term Credit Facility contains a requirement that we not exceed a maximum ratio of consolidated interest expenses to consolidated EBITDA (as those terms are defined in the Loan and Guaranty Agreement). As of December 31, 2008, we were in compliance with such financial covenants. The Term Credit Facility provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, invalidity of guarantees, material judgments and change of control.

     Non-Convertible Debentures - 6th Public Issuance

     Issued on December 27, 2006, the Non-Convertible Debentures - 6th Public Issuance in the aggregate principal amount of R$580.0 million (US$327.4 million), bear interest at the CDI rate plus 0.70%, payable semi-annually in arrears on June 1 and December 1 of each year. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in August 2013. Subject to an optional prepayment provision, we may prepay the debentures at any time, with a premium no greater than 0.50% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the debentures. Under the indenture governing the Non-Convertible Debentures - 6th Public Issuance, an event of default is generally defined to include: non-payment of interest or principal, breach of certain obligations, cross-default (with a R$50 million threshold), change of control, not maintaining Net Debt to EBITDA ratio (as those terms are defined in the Non-Convertible Debentures - 6th Public Issuance indenture) above 2.5x and Interest Coverage ratio (as those terms are defined in the Non-Convertible Debentures - 6th Public Issuance indenture) below 1.5x, unsatisfied judgments and enforcement proceedings, insolvency-related events and unenforceability of obligations.

     Bank Credit Note

     In connection with the acquisition of Vivax, we assumed debt in the aggregate principal amount of R$220.0 million (US$116.2 million) with Banco Itaú BBA in the form of a Bank Credit Note. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by our guarantee and the financial covenants were amended to reflect those of the Non-Convertible Debentures - 6th Public Issuance. Currently, the note bears interest at the CDI rate plus 1.2% a year due semi-annually. We may prepay the debentures at any time, with a premium no greater than 0.60% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the Bank Credit Note. On November 13, 2007, we prepaid R$50.0 million (US$28.3 million) of this debt. The principal amount of this note will be due in November 2011.

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

     Off-Balance Sheet Arrangements

     We are a party to certain swap agreements as part of a program to hedge part of our expenses that are linked to the U.S. dollar, which currently include capital expenditures and interest expense on the perpetual notes and the Loan and Guaranty Agreement with Banco Inbursa. As of December 31, 2008, we had swap agreements in the aggregate notional amount of US$70.4 million with the settlement dates ranging from February 2, 2009 to October 16, 2009.

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

     Since taking office in January 2003, President Luis Inácio Lula da Silva has continued to follow the policies implemented by the previous administration, causing a reduction in market volatility. On December 31, 2008, the real was quoted at R$2.3370 per US$1.00, corresponding to a depreciation of 31.9% when compared to December 31, 2007. See “Exchange Rate Information” for details about the real-U.S. dollar exchange rate since 2004. The inflation rate, as measured by the IGP-M was 9.8% in 2008, 7.8% in 2007, 3.8% in 2006, 1.2% in 2005 and 12.4% in 2004. Effective interest rates, as measured by the CDI rate, were 13.6% in 2008, 11.1% in 2007, 15.0% in 2006, 19.0% in 2005 and 16.2% in 2004. There can be no assurance that the government will not change its economic stabilization policies in the future or that any such policies will be successful. Furthermore, continued economic stability remains subject to a variety of domestic and external pressures.

Effects of Inflation and Exchange Rate Fluctuations

     Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the fluctuation of the year-end exchange rate of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,

	2008	2007	2006	2005	2004

Inflation (IGP-M Index)	9.8%	7.8%	3.8%	1.2%	12.4%
Currency appreciation(depreciation)	(31.9%)	17.2%	8.7%	11.8%	8.1%

     As a result of the Real Plan, the rate of inflation and the rate of depreciation have been reduced considerably since July 1, 1994. In recent years, the Brazilian currency has recovered as a result of appreciation of the real. However, the real depreciated 31.9% as of December 31, 2008 when compared to December 31, 2007.

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

  Our non-monetary assets, consisting primarily of property and equipment, goodwill on the acquisition of consolidated subsidiaries and certain other long-term assets, are not translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any appreciation of the real against the U.S. dollar is reflected directly in stockholders’ equity, including through the increase in real-denominated book value of property, plant and equipment when translated into U.S. dollars. These currency translation effects are beyond our management’s control.

     For further information on the presentation of our financial information, see note 2 to our audited consolidated financial statements for the year ended December 31, 2008.

     Inflation has affected and will continue to affect our results of operations. A portion of our operating expenses (e.g., maintenance, selling, general and administrative expenses) tends to increase with Brazilian inflation. As expressed in U.S. dollars, exchange rate variations have affected and will continue to affect our statement of income, as they are expressed in reais and translated into U.S. dollars at the average exchange rate for the period in question.

     Additionally, a substantial portion of our capital expenditures, primarily network equipment costs, is denominated in or indexed to U.S. dollars. Any changes in exchange rates can result in a relative increase or decrease in the expenses related to such capital expenditures. We have a limited amount of foreign exchange contracts to manage our exposure to the U.S. dollar. See “—Liquidity and Capital Resources—Off-balance Sheet Arrangements.”

     On December 31, 2008 and 2007 our U.S. dollar exposure was comprised as follows:

	2008	2007

	(US$ in thousands)
Interest payable	5,166	1,410
Accounts payable related to equipment acquired from foreign suppliers	34,806	14,413
Accounts payable related to programming	1,538	1,482
Perpetual bonds	150,000	150,000
Loan and Guaranty Agreement	200,000	-

Total	391,510	167,305

     Another significant effect of inflation and exchange rate variations concerns our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real depreciates against the U.S. dollar, and increases when the real appreciates against the U.S. dollar. Many financial instruments denominated in reais are indexed according to a contractual index. In periods of appreciation of the real we have reported:

  translation gains on real-denominated monetary assets, which are generally increased, at least in part, by the contractual indexation of real-denominated financial instruments; and

  translation losses on real-denominated monetary liabilities which are generally offset, at least in part, by contractual indexation of real-denominated financial instruments.

     We record translation gains and losses directly in the “cumulative translation adjustments” component of stockholders’ equity. Interest on indexed financial instruments is included in our statement of income under “interest income” and “financial expense, net.”

     In 2008, we reported an exchange loss of US$117.6 million and an increase of the foreign currency translation, a component of stockholders’ equity, of US$408.6 million, resulting from the 31.9% depreciation of the exchange rate of the real against the U.S. dollar in 2008. In 2007, we reported exchange gains of US$28.2 million and a decrease in the foreign currency translation of US$222.5 million, resulting from the 17.2% appreciation of the exchange rate of the real against the U.S. dollar in 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

     We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. The existing tenure of the directors will end upon the election of the new members at our 2009 annual shareholders’ meeting, which must be held in the first four months of 2009.

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

     Our by-laws provide that for each member appointed to our board of directors, an alternate member shall be appointed to act in place of the permanent director when such director is not available for conducting board business. The term of such deputy member mirrors the term of his or her corresponding member director.

     Our by-laws provide that our board of directors shall hold a meeting at least once every quarter or as called by any director. Its responsibilities include, among other things, the establishment of the policy and general strategy of the business and the appointment and supervision of our executive officers.

     Pursuant to a shareholders’ agreement discussed under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements,” our board of directors is comprised of twelve members and an equal number of alternates. Of these twelve members and twelve alternates, one member and one respective alternate is appointed directly by Grupo Globo, six members and six respective alternates are appointed by GB, which is controlled by Grupo Globo, and three members and three respective alternates are appointed by Telmex. Additionally, in accordance with the Level 2 of Bovespa’s Corporate Governance requirements, 20% the members of our board of directors must be independent.

     Net Serviços’ current directors are:

Name	Position	Position Held Since	Current Term Expires

Roberto Irineu Marinho	Chairman, Board of Directors	February 22, 2000	April 30, 2009
Stefan Alexander	Director	September 18, 2000	April 30, 2009
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2009
Juarez de Queiroz Campos Júnior	Director	April 19, 2004	April 30, 2009
Marcos da Cunha Carneiro	Director	April 19, 2004	April 30, 2009
Carlos Henrique Moreira	Director	April 29, 2005	April 30, 2009
Jose Formoso Martínez	Director	April 29, 2005	April 30, 2009
Sérgio Lourenço Marques	Director	April 28, 2006	April 30, 2009
Augusto César Roxo de Urzedo Rocha Filho	Director	April 28, 2006	April 30, 2009

Name	Position	Position Held Since	Current Term Expires

Mauro Szwarcwald	Director	April 28, 2006	April 30, 2009
Isaac Berensztejn	Director	April 2, 2007	April 30, 2009
Edgard Lobão dos Santos	Director	March 31, 2008	April 30, 2009

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

     Jorge Luiz De Barros Nóbrega is the alternate member of the Chairman of our board of directors. Mr. Nóbrega is Director of the Corporate Center at Organizações Globo and New Media, Radio and Publishing Director. He joined Organizações Globo in 1998 as Strategic Coordination Director. Previously, he held executive positions at Mesbla, a Brazilian retailing group, and Xerox and headed his own consulting firm for 4 years. He graduated in Business Administration from EBAP/Fundação Getúlio Vargas and holds a M.Sc. Degree in Industrial Engineering /Corporate Planning from Universidade Católica do Rio de Janeiro.

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

     Mauro Szwarcwald has been a member of our board of directors since April 28, 2006. Currently he is Partner Director at Aplus Consultoria. Previously, he worked as Marketing Vice President at Oracle and Telemar. He also worked as Commercial Operations Executive Director at Xerox do Brasil. Mauro Szwarcwald has a Masters of Science in Mathematics and Statistics from the University of Rochester. He is an independent member of our board of directors.

     Edgard Lobão dos Santos has been a member of our board of directors since March 31, 2008. He has worked at Banco Nacional de Desenvolvimento Econômico e Social since 1976. He has a Telecommunications Engineering degree from Faculdade de Engenharia da Universidade Federal Fluminense. He also holds a Masters degree in Industrial Engineering, with a specialization in Finance, from the Pontificia Universidade Católica do Rio de Janeiro. He is an independent member of our board of directors.

Fiscal Board

     We maintain a permanent Fiscal Board, or Conselho Fiscal, that acts as an Audit Committee and complies with Rule 10A-3 of the Exchange Act and the Nasdaq corporate governance rules. Under Brazilian corporate law, the Conselho Fiscal is a corporate body independent of the board of directors and independent auditors. The Conselho Fiscal’s primary responsibilities are to review management’s activities and the company’s financial statements and to report its findings to shareholders. See also “Item 16A. Audit Committee Financial Expert.”

     Our by-laws provide that the Conselho Fiscal shall be composed of no fewer than three and no more than five members.

     In addition, if we did not maintain a permanent Conselho Fiscal, in accordance with Article 161 of the Brazilian corporate law, shareholders representing at least 10% of the voting shares have the right to demand appointment of the Conselho Fiscal at a general shareholders’ meeting.

Name	Position	Position Held Since	Current Term Expires

Martin Roberto Glogowsky	Chairman, Fiscal Board	July 12, 2005	April 30, 2009
Charles Barnsley Holland	Director	July 12, 2005	April 30, 2009
Fernando Carlos Ceylão Filho	Director	October 2, 2008	April 30, 2009

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

     Charles Barnsley Holland has been a member of our fiscal board since July 2005. He is a registered accountant, with a MBA degree from Wharton School, University of Pennsylvania. Currently, he is a partner at Holland & Associados. Until 2001, for twenty years he was an audit partner at Ernst & Young serving as a member of the Partners Administrative Committee, member of the Executive Committee and in charge of the Audit Division. In 1979, he was the Chief Financial Officer at American Medical International, and before that date Senior Auditor of another leading public accounting firm. In compliance with American rules, he is the financial expert due to his knowledge in U.S. GAAP and US GAAS.

     Fernando Carlos Ceylão Filho has been a member of our fiscal board since October 2008. Currently he is an independent consultant. Previously, Mr. Ceylão was CEO of Globalstar do Brasil S.A., a satellite communications service provider and worked as a director of Americel S.A. In 1969, Mr. Ceylão joined Embratel, occupying various management positions at financial and international departments. In 1995, Mr.Ceylão was a director of Fundação Embratel de Seguridade Social, the pension fund of Embratel. He holds a degree in Law from Universidade Federal do Rio de Janeiro and a MBA in Strategic Management from Fundação Getúlio Vargas/RJ.

Compensation Committee

     We are currently not required to, and do not, maintain a compensation committee.

Executive Officers and Senior Managers

     Our by-laws provide for a minimum of three and a maximum of four executive officers appointed by our board of directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Our executive officers must be residents of Brazil and may or may not be shareholders of Net Serviços. Currently, we employ three executive officers. In addition, we currently employ three senior managers that make significant contributions to our business.

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

_______________

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

     Eduardo Aspesi has been our Chief Marketing Officer since February 2008. Mr. Aspezi holds an economics degree from Universidade Federal do Rio Grande do Sul and Business Administration degree from Pontifica Universidade Católica do Rio Grande do Sul. He received a graduate degree in Marketing and Finance from the Universidade Federal do Rio Grande do Sul. He worked at Vivo Participações S.A. as Marketing and Innovation Executive Vice President. Mr. Aspezi was also the Chief Executive Officer of Hispamar Satélites S.A., Chief Executive Officer of the retail unit of Telemar Norte Leste S.A., General Director of RBS Direct S.A. and marketing and new product development director of Net Sul.

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

     Leandro Sallati dos Santos has been our Chief Administrative Officer since February 2008. He served as our Internal Audit Officer since January 2004, during which time he was responsible for our program of internal controls certification to comply with the Sarbanes-Oxley Act of 2002. Previously, he worked as Controller for Net Sul. and for RBS Participações S.A.’s media department since 1997. Mr. Santos holds a Bachelor’s degree in Accounting from Universidade Lutherana do Brasil and has taken specialized courses in Advanced Accountability at Fundação Getúlio Vargas at Rio Grande do Sul. He also received an MBA in Business Administration from Fundação Dom Cabral and a Master’s degree in Economics from Universidade Federal do Rio Grande do Sul.

Indemnification

     We currently provide insurance for our directors, executive officers and senior managers for indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers and senior managers in their official capacity as such.

Compensation of Directors and Principal Executive Officers

     All members of our board of directors and of our fiscal board are entitled to receive compensation in connection with their serving on our boards. Currently, the two independent members of our board of directors and all members of our Conselho Fiscal receive compensation in connection with their serving on our boards.

     For the year ended December 31, 2008, the aggregate compensation paid and benefits in kind granted by us to our independent directors, members of our Conselho Fiscal and our principal executive officers for services in all capacities was US$10.8 million.

Directors’ Service Contracts

     Our directors and alternates are not subject to any service contracts with us or any of our subsidiaries.

Employees

     All of our employees are located in Brazil. At December 31, 2008, we had 12,272 employees and approximately 42% were working in installation, repair and network maintenance, 24% were working in sales related activities and 35% were working in administrative functions. At December 31, 2007 and 2006, we had 8,151 and 5,108 employees, respectively. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

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

Long-Term Incentive Plans

Variable Compensation Plan - “Plano de Participação nos Resultados”

     We currently have two complementary compensation plans as described below:

     (i) a variable compensation plan, the “Plano de Participação nos Resultados,” or PPR. In accordance with a labor agreement with the union, we pay our employees up to 3 monthly wages if we achieve pre-determined financial and operational performance goals established in accordance with the annual goals approved by the board of directors. For a selected number of administrative members, directors and managers, we have individual agreements with individually established goals, which includes reaching a certain target number pay-television and broadband Internet subscribers, free cash flow generation and customer satisfaction.

     (ii) a retention plan was offered to a selected number of administrative employees, officers and managers, with the objective of retention until the end of 2010. The expenses related to this plan have been accrued since its inception in 2008. This retention plan was implemented in 2008 in accordance with our previous long-term plan. Expenses are recognized on the accrual basis and payments are expected to occur in 2011.

     In 2008 we reached substantially all pre-determined goals and amounts under the PPR was paid on February 13, 2009.

Pension, Retirement and Similar Benefits

     We currently do not have any pension or retirement plans for our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

     We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of April 14, 2009, none of our outstanding common shares and approximately 65% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On April 14, 2009, there were approximately 500 record holders of preferred shares, including in the form of ADSs, in the United States.

     Together, Grupo Globo and Telmex directly or through their respective affiliates, currently own 99.4% of our common shares, with Grupo Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex has significant approval rights under our shareholders’ agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex is not permitted to own a controlling interest in us.

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

     In the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex would have the right to acquire from Grupo Globo, and Grupo Globo would have the right to cause Telmex to purchase from Grupo Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Telmex, through GB, control over 51% of our voting common shares. The additional interest in GB’s voting capital would be equal to the greater of (i) 2% of the voting capital of GB or such amount of voting capital as would give Telmex voting control of GB and (ii) the percentage of GB’s total equity capital equal to the percentage that 16,162,799 common shares represent of the total voting capital of Net Serviços held by GB at the time. The benchmark price for this transaction would be equivalent to R$0.6277 (R$9.42 given the reverse split effective on August 1, 2006), which corresponds to the price per share Telmex has paid to Grupo Globo for our common shares in the transactions described above, adjusted according to the exchange rate. Following such a transfer, Grupo Globo would continue to hold a significant minority stake in us, directly and through its stake in GB, and so long as Grupo Globo held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the shareholders’ agreement described below under “—Shareholders’ Agreements.”

     We believe that the acquisition by Telmex of this additional interest in voting capital of GB would constitute an acquisition of a controlling interest in Net Serviços that, pursuant to our bylaws, would require Telmex to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Telmex for such controlling interest.

     As of April 14, 2009, GB is our controlling shareholder, holding 51.0% of our common shares. Grupo Globo, in turn, holds a controlling interest in GB. Grupo Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’ long- term incentive plan. Furthermore, Grupo Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

     The following table sets forth, as of April 14, 2009, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

Name	Number	Percentage	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
Distel Holding S.A.(1)	9,457,106	8.3%	–	–	9,457,106	2.8%
GB Empreendimentos e Participações S.A.(2)	58,374,440	51.0%	–	–	58,374,440	17.0%
Empresa Brasileira de Telecomunicações S.A.(3)	2,580,655	2.3%	17,136,798	7.5%	19,717,453	5.8%
Embratel Participações S.A.(4)	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%

_______________
(1) Distel Holding S.A. is controlled by Globo, which is controlled by the Marinho Family.
(2) Grupo Globo holds 51% of the voting interests of GB, a special purpose company, and Telmex holds 49% of the voting interests of GB and 100% of the non-voting interests of GB.
(3) Empresa Brasileira de Telecomunicações S.A. is controlled by Telmex.
(4) Embratel Participações S.A. is controlled by Telmex.

     In addition, as of April 14, 2009, the public owned 0.6% of our common shares and 86.8% of our preferred shares, representing 57.7% of our total capital stock.

Shareholders’ Agreements

     Grupo Globo and Telmex, Grupo Globo, Embratel, Embrapar and GB, together with Telmex, entered into our shareholders’ agreement, and Grupo Globo and Telmex entered into a separate shareholders’ agreement with respect to GB, which we refer to as the “GB shareholders’ agreement”. We refer to these shareholders’ agreements together as the “shareholders’ agreements.” The shareholders’ agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Grupo Globo, Telmex and GB to appoint members to our board of directors and board of executive officers.

     Right of first refusal and transfer of shares. The shareholders’ agreements establish specific rules for the transfer of our shares and GB shares. In the event that one of the shareholders party to the shareholders’ agreements intends to transfer its shares, such shareholder is required to notify in writing the other shareholders party to the shareholders’ agreements in order to enable them to exercise their right of first refusal.

     Under the shareholders’ agreements, transfers to our competitors, as defined in the shareholders’ agreements, are not permitted. Furthermore, the shareholders party to the shareholders’ agreements may not encumber or otherwise create any liens on our shares or the shares of GB, except under limited circumstances.

     Previous meetings. The shareholders’ agreements provide that a previous meeting of the representatives of Grupo Globo and Telmex must be held prior to each of our, or any of our subsidiaries’, general shareholders meetings or board of directors meetings at which a material matter is to be considered. The previous meeting is to establish the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the shareholders’ agreements. Relevant matters (as described below) must be approved at a previous meeting by the affirmative vote of shareholders party to the shareholders’ agreements. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such previous meeting.

     Material matters. The shareholders’ agreements require the approval of Telmex, or if Telmex has control over a majority of our common shares, the approval of Grupo Globo, at a previous meeting as described above for specified material matters. These material matters include certain extraordinary corporate transactions relating to us, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating us; changes to specified commercial arrangements to which we are party, including certain programming and network arrangements, affiliate transactions and pay television concession matters; and other matters such as deregistering us as a public company, changing our corporate purpose and determining the compensation and benefits of our key employees. The approval rights are subject to maintaining specified minimum levels of shareholdings in Net Serviços.

     Tag-along rights. Under the shareholders’ agreements, in the event of a sale of control of us by any shareholder party to the shareholders’ agreements, the purchaser must agree to undertake a public offering to purchase the shares of the remaining shareholders within a period of no more than 90 days at the same price and under the payment conditions offered to the selling shareholder.

     Furthermore, in the event that one of the shareholders party to the shareholders’ agreements disposes of all or any part of its common shares or its GB shares, as the case may be, the other shareholders party to the shareholders’ agreements will have the right to require such selling shareholder to include in the sale such other shareholders’ common shares or GB shares, subject to the same price and payment conditions; provided that, if the number of common shares exceeds the number of shares the purchaser is willing to acquire, the number of shares sold will be reduced proportionately for each selling shareholder.

     Board of directors (Conselho de Administração). The shareholders’ agreements require that our board of directors initially be comprised of eleven sitting members and an equal number of deputy members, all of whom must, as required by Brazilian law, be shareholders of Net Serviços. Of these eleven sitting members and eleven deputy members, one sitting member and one respective deputy member are appointed directly by Grupo Globo, six sitting members and six respective deputy members are appointed by GB, which is controlled by Grupo Globo, and four sitting members and four respective deputy members are appointed by Telmex. Additionally, in accordance with Brazilian law, one sitting member and one respective deputy member may be appointed by a non-controlling preferred shareholder.

     Additionally, in the event that shareholders that are not parties to the shareholders’ agreement become entitled to representation on our board of directors, the total number of members of our board of directors will be redetermined, but in no event shall our board of directors be comprised of fewer than eleven members. Furthermore, shareholders owning more than 50% of the common shares subject to the shareholders’ agreements will always be entitled to appoint (and remove) at least a majority of the members of our board of directors.

     Board of officers (Diretoria). The shareholders’ agreements provide that our board of officers and the board of officers of each company controlled by us will be comprised, except under certain circumstances, of the following three executive officers: (i) Chief Executive Officer, (ii) Chief Operating Officer and (iii) Chief Financial Officer. Telmex has the right to appoint and remove the Chief Operating Officer. Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of our common stock governed by the shareholders’ agreements.

     Business covenants. Under the shareholders’ agreements and subject to certain ownership requirements, Telmex will agree not to, and not to cause a related party to, own, conduct or participate in the management of any broadcast television or pay-television distribution platform (other than ours and except under certain circumstances) or content production businesses (other than those specified in the shareholders’ agreements) in Brazil.

     Term. The shareholders’ agreements shall be valid and effective so long as each of Grupo Globo and Telmex owns (including through GB according to a formula incorporating adjusted interest), directly or indirectly, at least 153,759,717 (10,250,648 given the reverse split effective on August 1, 2006) of our common shares, irrespective of the percentage ownership represented by such common shares.

     Other. Under certain circumstances, Grupo Globo may exchange our common shares or its GB shares for preferred shares issued by us. In the case of an exchange of our common shares, the ratio for exchange will be one common share to one preferred share. In the case of an exchange of GB shares, the number of preferred shares to be delivered to Grupo Globo will be determined according to a formula incorporating adjusted interest. In either type of exchange, all shareholders party to the shareholders’ agreements are required to waive their rights of first refusal and tag-along rights, as the case may be.

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

Material Transactions with Affiliates

Net Brasil Programming Agreement

     Net Brasil is wholly owned by Grupo Globo. Prior to June 27, 2004, Net Brasil acted as our intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we now obtain all of our programming from Brazilian sources through Net Brasil. We obtain directly, for our own account and benefit, all new international content from sources outside of Brazil. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement. We pay Net Brasil a fixed amount equal to R$130,000 (US$55,600) per month, adjusted by the Consumer Price Index.

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

     Although with respect to Brazilian programming Net Brasil provides us with exclusive cable-television rights in our licensed areas, it also provides programming to Sky Brasil, a satellite-television provider that competes directly with us and in which Globo owns a significant interest. In addition, much of the programming that we purchase through Net Brasil is produced by Globosat Programadora Ltda., or Globosat, which is wholly-owned by Globo, and its affiliates.

     The shareholders’ agreement between Grupo Globo, Embratel (as successor to Latam), GB and Telmex provides that our board of directors must approve alterations in certain of our programming arrangements and transactions with affiliates. Furthermore, if Grupo Globo and Telmex are entitled to elect at least one member to our board of directors, any alterations in these same programming arrangements and transactions with affiliates must also be approved by such directors. See “—Shareholders’ Agreements.”

     Pursuant to our past and present programming agreements with Net Brasil, we paid US$295.9 million to Net Brasil. We also made a payment of US$13.3 million to Globosat for programming during 2008.

     Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable to programmers” under current liabilities in the consolidated balance sheet in our audited consolidated financial statements included elsewhere herein.

Programming Guide

     Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2008, 2007 and 2006, we paid Editora US$7.0 million, US$6.0 million and US$5.9 million, respectively, for the publication of our program guide.

Fixed Line Telephony Offer Agreement

     We entered into a partnership in 2006 with our shareholder Embratel to offer fixed line telephony services. With this service, we can offer the triple play (pay-television, broadband Internet and fixed line telephony) service for potential clients that are covered by our bidirectional network, optimizing synergies and increasing the utilization and profitability of the existing infrastructure.

     According to this agreement, we are responsible for managing the operation, which should strengthen our pay-television and broadband Internet businesses. Embratel, which owns the licenses to provide the fixed line telephony service, is responsible for investments in infrastructure to offer the service and is bringing its customer service expertise for the fixed line telephony business. Pursuant to the partnership model, we will share the fixed line telephony services’ operating results, calculated by subtracting taxes on revenues and interconnection fees from gross fixed line telephony revenues. Revenue arising from this service amounted to US$75.7 million and US$26.4 million for the year ended December 31, 2008 and 2007, respectively.

     During the year ended December 31, 2008, we received an advance payment from Embratel in the amount of US$5.0 million for the rental of fiber optics. We deferred this rental revenue and it will be recognized monthly based on the rental terms of 10 years.

     Other transactions involving us and companies related to Embratel, such as: (i) bandwith to access the Internet; (ii) private circuits for internal fixed line telephony services; and (iii) genral fixed telephony services are provided at prices believed to be at market rates. The amount paid to Embratel for these services totaled US$93.6 million in 2008 and US$46.2 million in 2007. The increase is primarily due to higher cost related to the the bandwith to access the Internet.

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

Globotel Participações S.A.

     As a result of certain ownership reorganization among companies controlled by Grupo Globo, on August 31, 2001, our extraordinary shareholder meeting approved the down-stream merger of Globotel Participações S.A., a subsidiary of Roma Participações Ltda., or Romapar, with us. With this merger, we succeeded the merged company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in us and certain of our subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefits for us and our subsidiaries over an estimated period of up to six years. As compensation for benefits realized we issued to Romapar: (i) on December 9, 2005, 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to R$13.20 (US$4.91) per share; (ii) on May 18, 2006, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to R$17.10 (US$7.31) per share; (iii) on February 1, 2007, 1,146,354 common and 1,881,774 preferred shares at a price corresponding to R$23.25 (US$11.02) per share; (iv) January 31, 2008, 1,229,387 common and 2,454,256 preferred shares at a price corresponding to R$19.92 (US$11.21) per share; and (v) February 17, 2009, 1,408,161 common and 2,816,320 preferred shares at a price corresponding to R$13.96 (US$5.97) per share.

Loan Agreement with Banco Inbursa S.A.

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resorces–Debt Financing–Loan and Guaranty Agreement.”

ITEM 8. FINANCIAL INFORMATION.

     Our audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 are included elsewhere in this Form 20-F. No significant change has occurred since the date of our audited consolidated financial statements as of and for the year ended December 31, 2008.

     See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

     See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of our financial position.

     See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Financing Arrangements with Affiliates—Globotel Participações S.A.” for a discussion of the capital increases approved on each of January 31, 2008 and February 17, 2009.

     See “Item 10. Additional Information—Dividend Policy” for a discussion of our policy on dividend distributions.

ITEM 9. THE OFFER AND LISTING.

General

     The principal non-United States market for our preferred shares is the Bovespa. Our preferred shares are traded on the Bovespa under the symbol “NETC4.” In addition, our shares are also traded in Spain on Latibex under the symbol “XNET.”

     Since June 2002, we have complied with the requirements of Level 2 of the Bovespa. Level 2 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by Brazilian law. The inclusion of an issuer in Level 2 signifies the issuer’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improve the quality of information we provide to the market.

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

	Bovespa(1) (2) R$ per preferred share		Nasdaq (2) (3) US$ per ADS

Year	Low	High	Low	High

2004	5.14	11.54	2.46	5.40
2005	6.40	17.52	3.18	8.22
2006	14.68	24.47	6.30	12.09
2007	19.69	34.67	10.76	18.70
2008	9.86	26.06	3.88	15.80
Quarter

2007:
First Quarter	23.07	28.92	10.76	13.94
Second Quarter	26.55	33.13	13.19	17.46
Third Quarter	24.18	34.67	11.41	18.70
Fourth Quarter	19.69	31.66	10.93	17.50
2008:
First Quarter	17.08	23.40	9.55	13.52
Second Quarter	18.14	26.06	10.77	15.80
Third Quarter	14.49	21.25	7.44	13.48

	Bovespa(1) (2) R$ per preferred share		Nasdaq (2) (3) US$ per ADS

Fourth Quarter	9.86	16.78	3.88	8.77
Month

October 2008	9.86	16.78	3.88	8.77
November 2008	10.61	15.16	4.12	7.20
December 2008	12.39	15.73	5.27	6.65
January 2009	13.46	16.25	5.74	7.25
February 2009	14.00	15.64	5.96	6.87
March 2009	14.30	17.54	5.99	7.88
April 2009 (through April 14)	16.13	18.45	7.21	8.37

____________________________
(1) Adjusted reais per share.
(2) Reflects the fifteen to one reverse split effective on August 1, 2006.
(3) Reflects the ratio change effective on August 1, 2006. One preferred share represents one ADS.

Trading Markets

Nasdaq Global Market

     The primary market for our preferred shares held in the form of ADSs is the Nasdaq Global Market. On December 31, 2008, there were 46.5 million ADSs outstanding, representing 24% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by our major shareholders discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the Nasdaq Global Market during 2008 was US$8.9 million, or 853,100 ADSs.

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

     Nomination of Directors. Rule 4350(c)(4)(A) requires that a listed company’s director nominees be selected, or recommended to the board of directors for selection, either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. In lieu of complying with Rule 4350(c)(4)(A), we follow Brazilian corporate law, which does not require us to have either a nominations committee or independent directors on our board of directors. Instead, our directors are appointed as described under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements—Board of directors (Conselho de Administração).”

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

     In order to better control volatility, the Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Bovespa Index, or Ibovespa, falls 10% or 15%, respectively, in relation to the index registered in the previous trading session.

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

     Market Size. As of December 31, 2008, the aggregate market capitalization of all the companies listed on the Bovespa was equivalent to approximately US$588 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2008, we accounted for to approximately 0.3% of the market capitalization of all listed companies on the Bovespa.

     Although at December 31, 2008 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2008, the average daily trading value on the Bovespa was to approximately US$2.1 billion.

     Index. Net Serviços has been included as part of the Ibovespa since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2008, the weighting of our preferred shares in the index was 1.0% as compared to our weighting of 1.1% on December 31, 2007. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

     Our shares have been listed in Bovespa’s Level 2 since June 2002. Pursuant to Level 2 requirements, we are required to adopt certain practices as part of our corporate structure. We have adopted such practices as follows:

     Preferred Shares with Voting Rights. In accordance with Level 2 rules, we have established, voting rights in relation to our preferred shares with respect to:

  our transformation, takeover, merger or spin-off;

  valuation of assets used in increases in our share capital;

  approval of certain specified agreements between us and our controlling shareholders or their affiliates;

  selection of a specialized firm to determine our fair market value, in relation to a public offering of our shares; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

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

  disclose, on a consolidated basis, the quantity and class of those of our securities held, directly or indirectly, by our controlling shareholders, by members of our board of directors, by our executive officers and by the members of our Conselho Fiscal;

  report any trades of securities held by our controlling shareholders, by members of our board of directors, by our executive officers and by the members of our Conselho Fiscal within the immediately preceding twelve months;

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

     Trading of securities and derivatives by members of our board of directors and fiscal board, executive officers and controlling shareholders. Pursuant to Level 2 requirements, members of our board of directors and Conselho Fiscal, executive officers and controlling shareholders are obligated to report to Bovespa the volume and the class of our securities held by them, directly or indirectly, including any related derivatives. Any trades in securities and derivatives by such persons are reported in detail to Bovespa within ten days as of the last day of the month in which such trade occurs.

     Self-regulatory procedures. We have an internal management committee that adopts internal policies with respect to trading in our securities and related derivatives. This committee has passed the following resolutions:

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

     Shareholder agreement, stock option program and contracts with the same economic group. Upon entering into a shareholders’ agreement with us, Level 2 mandates that within five days of such signature, we file with Bovespa a copy of the agreement. Similarly, a copy of all option plans for our employees and administrators are also to be filed with Bovespa within five days.

     In addition, whenever a single contract or a series of related contracts within any twelve month period, between ourselves and a subsidiary, senior manager or controlling shareholder, involves an amount equal to or greater than R$200,000 or involves an amount equal to or greater than 1% of our net worth, we are required to notify Bovespa of this fact and make a public disclosure of such contract or series of contracts.

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

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are principally governed by (i) Law No. 6,385, of December 7, 1976, and Law No. 6,404, of December 15, 1976, which together, as amended and supplemented, comprise Brazilian corporate law and (ii) regulations issued by (x) the CVM, which has regulatory authority over the stock exchanges and securities markets, generally, (y) the National Monetary Council and (z) the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Such regulations, among others, relate in part to disclosure requirements applicable to issuers of publicly traded securities, the protection of minority shareholders and criminal penalties for insider trading and market manipulation. They also provide for the licensing and oversight of brokerage firms and the governance of the Brazilian stock exchanges.

     Under Brazilian corporate law, a company is either companhia aberta, or public, as we are, or companhia fechada, or closely held. All public companies, including us, are registered with the CVM and are subject to certain reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our preferred shares are listed and traded on the Bovespa and may be traded privately, subject to some limitations.

     Issuers may request that trading in their securities on the Bovespa be suspended in anticipation of a material announcement. Trading may also be suspended at the discretion of the Bovespa or the CVM due to, among other things, a belief that an issuer has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the Bovespa or the CVM.

     The Brazilian over-the-counter market consists of direct trades between individuals wherein a financial institution registered with the CVM serves as an intermediary. No special application, other than registration with the Brazilian securities commission, is necessary for securities of a public company to be traded in this market. The CVM requires that notice be given to it of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

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

     Trading in Brazilian securities markets is not as highly regulated or supervised as it is in the United States and some other markets. Brazilian securities market laws and regulations prohibit market manipulation and insider trading, and require a company’s insiders, including directors, officers and major shareholders, as defined under Brazilian corporate law, to disclose all of their transactions in a given issuer’s securities. Brazilian corporate law also prohibits an issuer from trading in its own shares, subject to very limited exceptions. The enforcement of these legal provisions and the supervision of trading markets, however, are not as well developed as they are in the United States.

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

Object and Purpose

     Our corporate object and purpose, described in Article Three of our by-laws, are those of a holding company and the distribution of our pay-television and other value-added services to subscribers; the provision of telecommunication services; the distribution of signals of any kind, through local cable networks; and the dissemination of information on local channels. Our subsidiaries also have as their corporate purpose the distribution of our pay-television and other value-added services to subscribers; the provision of telecommunication services; the distribution of signals of any kind, through local cable networks; and the dissemination of information on local channels. We also provide our operating subsidiaries with administrative, financial and consulting support. We may, without restriction, acquire or hold quotas or shares in other companies which carry on activities similar to ours and to those of our subsidiaries, or which engage in trade commerce and representation.

Voting Rights Relating to Our Common and Preferred Shares

     Each holder of our common shares is entitled to one vote per common share at our general shareholders’ meetings; each holder of our preferred shares is entitled to one vote per preferred share at our general shareholders’ meetings exclusively with respect to the following matters in accordance with Bovespa’s Corporate Governance Listing Rules for Level 2:

  our transformation, takeover, merger or spin-off;

  valuation of assets used in determining increases in our capital;

  approval of certain specified agreements between us and our controlling shareholders or their affiliates;

  selection of a specialized firm to determine our fair market value, in relation to a public offering of our shares; and

  change or repeal of provisions of our by-laws that alter or modify any Bovespa requirements.

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

  reduces a mandatory dividend;

  merges the corporation with another corporation or consolidates the corporation;

  participates in a group of corporations as defined under Brazilian corporate law;

  changes the corporation’s corporate purpose;

  liquidation of the corporation;

  creates founders’ shares;

  spins-off the corporation; or

  dissolves the corporation.

     Shareholders participating in a general shareholders’ meeting have the power to decide the following:

  the grant of guaranties and other securities in favor of third parties;

  cancellation of our registration as a public company;

  cancellation of our registration for trading of shares on Level 2 of the Bovespa; and

  selection of a specialized firm to determine our fair market value, in relation to a public offering of our shares.

     According to Brazilian corporate law, any shareholder, with or without a right to vote, may attend a general meeting and take part in the discussion of matters submitted for consideration. Generally, apart from certain exceptions provided by law, quorum for a general meeting shall be the presence of shareholders representing at least one-quarter of the voting capital; if quorum is not met, the meeting is reconvened and quorum shall be the presence of any number of shareholders.

     Each of our ADSs represents one preferred share. Since voting rights are restricted on our preferred shares, the holders of ADSs are only entitled to vote at our shareholders’ meetings on the matters discussed above.

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

Preemptive Rights

     Under Brazilian corporate law, upon the issuance of new common or preferred shares, as the case may be, or securities convertible into shares, all existing shareholders of a particular class have the right to subscribe for new shares of the same class, in proportion to the shares they already own. If, in effecting such preemptive rights, an insufficient amount of new shares exist to assure that all existing shareholders of a certain class are able to exercise their full preemptive rights, the rights may be extended on a pro rata basis to another class of shares so as to enable all existing shareholders who wish to exercise their preemptive rights to do so. Preemptive rights are freely transferable. A minimum period of 30 days following the publication of a notice of a capital increase must be allowed for the exercise of preemptive rights. Brazilian corporate law and our bylaws authorize us to issue shares, or securities convertible into shares, without preemptive rights so long as such shares are sold on a stock exchange, through public subscription or by an exchange of shares in a public tender offer.

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

     In addition, our shareholders’ agreements establish certain rules in relation to preemptive rights among our major shareholders. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

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

  transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, known as incorporação de ações;

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

     This right of withdrawal may also be exercised in the event that the entity resulting from our merger, consolidation or spin-off fails to become a listed company within 120 days of the shareholders’ meeting at which such decision to merge, consolidate or spin-off, as the case may be, was made.

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

Shareholders’ Meetings

     Shareholders’ meetings are typically held at our principal office. Shareholders’ meetings are called by publication of a notice in the Diário Oficial, the Brazilian official gazette, and in the Brazilian newspaper Valor Econômico. Our annual shareholders’ meeting must be held during the first four months after the end of the fiscal year and must be convened on not less than fifteen days’ notice. At the annual shareholders’ meeting, the annual report, including a report on our activities during the previous year and our audited financial statements, is presented to the shareholders for examination, discussion and approval. Brazilian corporate law require that if the board of directors fails to call a shareholders’ meeting within eight days after the receipt of a proper request for such a meeting, an extraordinary meeting may be called upon the request of the Conselho Fiscal (if any) or shareholders holding at least 5% of our share capital. If the board of directors fails to call a shareholders’ meeting within 60 days after the receipt of a proper request for such a meeting, any shareholder may call an extraordinary meeting.

     Pursuant to our shareholders’ agreements our major shareholders are required to vote in accordance with voting decisions made in their previous meetings. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

     In accordance with Article 126 of the Brazilian corporate law, only shareholders of Net Serviços and attorneys-in-fact of such shareholders may attend a shareholders’ meeting. Attorneys-in-fact must (1) have a power-of-attorney issued at no more than year before the date of the shareholders’ meeting and (2) be (i) a shareholder of Net Serviços; or (ii) a lawyer or a business administrator of a Net Serviços shareholder.

     The total compensation for our board of diretors is determined at our annual shareholders’ meeting and the board of directors distributes such amount among its members as described in our by-laws.

Transfer of Shares; Limitations on Shareholdings

     There are no restrictions on the transferability of our common shares, except as provided under applicable law, in our by-laws or in our shareholders’ agreements. CVM has issued rules providing that whenever a controlling shareholder makes a purchase of any class of shares (or securities convertible into shares) that results in an increase (or a potential increase) by at least 5% of a company’s share capital, the controlling shareholder must immediately provide notice of such purchase to CVM, the stock exchange and the over-the-counter market in which the company’s securities trade. In addition, current CVM regulations require that the controlling shareholder must effect a public offering whenever it purchases shares representing more than one-third of the total capital stock of a company, if such acquisition of shares was not already effected through a public offering.

     Under the Brazilian telecommunications regulatory framework, only non-government legal entities headquartered in Brazil and controlled as to 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than ten years are eligible to receive a license from Anatel to operate cable television systems in Brazil. Therefore, presently, it is not legally possible for a person or a legal entity other than those mentioned to acquire control of Net Serviços. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of this law in relation to Telmex’s investment in us.

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

Capitalization

     As of December 31, 2008, our corporate capital amounted to R$5.5 billion, of which R$12.9 million has not been paid in. As of December 31, 2008, our corporate capital consisted of 113,051,524 common shares and 225,574,263 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$6.5 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

Changes to Brazilian Corporate Law and Rules Enacted by CVM

     On October 31, 2001, Law No. 10,303 was passed by the Brazilian legislature amending Brazilian corporate law. Throughout 2001 and 2002, CVM also enacted new rules affecting Brazilian companies. As a result, companies are required to observe, and we adhere to, the following requirements:

  disputes among shareholders are subject to arbitration if so provided by the bylaws of the company. Our by-laws provide that disputes arising or related to (i) our by-laws, (ii) rules enacted by CVM, Bovespa, the Brazilian Central Bank or the National Monetary Council, (iii) rules applicable to the Brazilian capital markets or (iv) Brazilian corporate law are subject to arbitration which shall occur in accordance with the Market Arbitration Chamber created by Bovespa;

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

  in the event of a change in control, the purchaser of the controlling stake must offer tag-along rights to all remaining holders of common shares in an amount equal to at least 80% of the price paid for each share of the controlling stake. Our by-laws, as allowed under Brazilian corporate law, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake;

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

  the chairman of any shareholders’ meeting or board of directors or executive officers’ meeting is entitled to enforce the voting provisions of any shareholders’ agreement which has been duly filed with the company; and

  the first and second calls for shareholders’ meetings must be made fifteen and eight days, respectively, before such meeting, except that the CVM may also require the first call 30 days before a shareholders’ meeting.

     On July 13, 2007, CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian corporate law and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the IFRS. Additionally, the statute acknowledged a role in the setting of accounting standards for the Comitê de Pronunciamentos Contábeis (the Committee for Accounting Pronouncements, or CPC), which is a committee of officials from the Bovespa, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

     On December 3, 2008, Medida Provisória No. 449 was issued by the President and, among other things, amended numerous provisions of the Brazilian corporate law, specifically accounting provisions. One significant change was the definition of who constitutes an affiliate. Medida Provisória No. 449 states that companies are considered to be affiliated when the investing company has significant influence over the company it has invested in, meaning that it holds or exercises the power to participate in the decisions of financial or operating policies of such company, without controlling it. Medida Provisória No. 449 is currently in effect but remains subject to approval by Congress.

     On December 11, 2008, CVM issued CVM Deliberation No. 560, which deals with disclosures regarding accounting standards applied to related party transactions and it is applicable to financial statements as of and for the year ended December 31, 2008.

     On December 26, 2008, CVM disclosed to the market, through a public hearing, the draft of a proposed instruction to replace CVM Instruction No. 202/93. The main objectives of the proposal are: (i) consolidating the rules regarding registration of securities, so that the procedures for registration, suspension and cancellation are identical for all issuers; (ii) establishing three categories of issuers based on the types of securities permitted to trade and exchanges or markets in which such securities are traded on: (a) issuers with equity securities listed on an exchange – the proposal allows the trading of any securities in any exchange or market, (b) issuers with equity securities traded over-the-counter – the proposal authorizes the trading of equity securities in over-the-counter markets and trading of debt securities in any securities market regulated by the CVM, and (c) debt issuers – the proposal authorizes the trading of debt securities in any securities market regulated by the CVM; (iii) establishing a regime for the provision of appropriate information as to each of the aforementioned categories of issuers; (iv) improving the quality and presentation of information periodically provided by issuers to facilitate understanding such information; (v) ensuring an uniform standard for information periodically provided by issuers and information included in prospectuses for public offerings of securities; and (vi) enabling issuers that meet certain prerequisites to have their applications for registration of securities approved more expediently. The deadline for submitting suggestions and comments regarding the proposal is March 30, 2009. The final instruction, as amended based on comments to the proposal, will become effective on January 1, 2010.

Material Contracts

Shareholders Agreement

     Our major shareholders are party to two shareholders’ agreements with respect to their ownership of our shares. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for additional details about the shareholders’ agreements.

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

Vivax Acquisition Agreements

     See “Item 5. Operating and Financial Review and Prospects—Acquisitions—Acquisition of Vivax.”

Fixed Line Telephony Offer Agreement

     See “Item 7. Major Shareholders and Related Party Transactions—Material Transactions with Affiliates—Fixed Line Telephony Offer Agreement.”

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

     Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2005 through December 31, 2005, the real appreciated by 11.8% . From January 1, 2006 through December 31, 2006, the real appreciated by 8.7% . From January 1, 2007 through December 31, 2007, the real appreciated by 17.2% . From January 1, 2008 through December 31, 2008, the real depreciated by 31.9% .

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

     Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to 25% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as us, to suspend the mandatory distribution of dividends if the board of directors and the Conselho Fiscal report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and Conselho Fiscal so report, the board of directors must file a justification for such suspension with CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

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

     In the event that we pay dividends to our shareholders in the future, the owners’ of our shares on the record date, as identified in our shareholder registry, will be entitled to receive the payment.

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

     We are required to maintain a legal reserve, to which we must allocate each fiscal year 5% of net profits for such year until the amount reserved equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2008, our legal reserve had a zero balance.

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

     With respect to unrealized revenue reserve, the amount of mandatory dividend exceeding the amount of the realized net profits in a given fiscal year may be allocated in an unrealized revenue reserve. Under Brazilian corporate law, realized revenues shall be the amount exceeding the sum of:

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

     At December 31, 2008, we had no investment reserve.

Mandatory Distribution

     Brazilian corporate law generally requires that the by-laws of a Brazilian company specify for each fiscal year a minimum percentage of net income available for distribution, in the form of dividends, by such company to shareholders. Under our by-laws, such mandatory distribution has been fixed as an amount equal to 25% of net income, to the extent that such amounts are available for distribution. See “—General,” above.

     Under Brazilian corporate law, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. Brazilian corporate law, however, permits publicly held companies, such as our company, to suspend the mandatory distribution of dividends if the board of directors and the Conselho Fiscal report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and Conselho Fiscal so report, the board of directors must file a justification for such suspension with CVM within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments.

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

     A substantial portion of capital expenditures, including network equipment costs, and 47.9% of our indebtness is denominated in or indexed to the U.S. dollar. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures and interest expense linked to the U.S. dollar, as of December 31, 2008, we were a party to certain swap agreements. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off Balance Sheet Arrangements” and “Item 10. Additional Information—Exchange Controls.” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian real to R$2.70 per US$1.00, or 15.5% depreciation compared to the exchange rate as of December 31, 2008, would be a decrease of US$47.1 million in our earnings before income tax. The details of this analysis, which may differ from actual results, are as follows:

	Total U.S. Linked Debt as of December 31, 2008	Real depreciation from Exchange Rate of R$2.3370 per US$1.00 to R$2.70 per US$1.00	Market risk – Impact on Loss on Exchange Rate, net

	(US$ in millions)	(%)	(US$ in millions)
U.S. Dollar Denominated Debt:
Loan Agreement with Banco Inbursa	200.0	15.5	(26.9)
Perpetual Bonds	150.0	15.5	(20.2)

Total	350.0		(47.1)

Interest Rate Risk

     Interest rate risk is the effect on our financial results of an increase in interest rates on our floating rate debt indexed to CDI or TJLP. Based on the level and characteristics of our debt, a hypothetical 10% increase in interest rates would result in a decrease of US$4.9 million in our earnings before income tax. The details of this analysis, which may differ from actual results, are as follows:

	Total Debt as of December 31, 2008	10% Interest Rate Increase	Market risk – Impact on Net Financial Expenses

	(US$ in millions)	(basis points)	(US$ in millions)
Floating Rate Debt:
Debenture-6th Public Issuance(1)	248.2	136	(3.4)
Bank Credit Note (2)	72.7	136	(1.0)
FINAME (3)	76.0	63	(0.5)

Total	396.9		(4.9)

_______________________________________
(1) Indexed to CDI plus a spread of 0.70% per year. CDI was at 13.60% per year as of December 31, 2008.
(2) Indexed to CDI plus a spread of 1.20% per year. CDI was at 13.60% per year as of December 31, 2008.
(3) Indexed to TJLP plus a spread of 3.15% per year. TJLP was at 6.25% per year as of December 31, 2008.

     The percentages and amounts of our debt subject to floating interest rates as of December 31, 2008 were as follows:

	Percentage of total debt	Amount in US$ millions

Floating Rate Debt:
Denominated in reais	100.0%	396.9

     Our floating interest rate exposure is primarily subject to the variations of CDI, as well as to TJLP.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

     Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting;
AttestationReport of the Registrant Public Accounting Firm

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

     Our management identified no change in our internal control during the fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     In lieu of complying with Rule 4350(d) of the Nasdaq Corporate Governance rules, we follow Brazilian corporate law and we maintain a permanent fiscal board, or Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.” Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Charles Barnsley Holland, and he is independent as defined by Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS.

     We presently have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at www.ir.netservicos.com.br.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     Ernst & Young Auditores Independentes S.S. acted as our independent auditor for 2008 and 2007 in connection with our U.S. GAAP financial statements. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years and breaks down the amounts by category of service in U.S. dollars, calculated by using the average exchange rate for each period:

	Total Fees

	(US$ in thousands)

	2008	2007

Audit-Fees(1)	883.4	1,168.4
Audit-Related Fees(2)	45.1	119.3
Tax Fees(3)	72.1	48.5
All Other Fees(4)	178.1	1,663.3

Total(5)	1,178.7	2,999.5

(1) Audit Fees

     Audit fees include fees for the audit of our quarterly financial statements, our annual financial statements and internal controls.

(2) Audit-Related Fees

     Audit-related fees include fees for review of documentation relating to internal controls implemented by us associated with Sarbanes-Oxley Act of 2002 compliance and services related to IFRS implementation.

(3) Tax Fees

     Tax fees include fees for the review of income tax returns in 2008 and 2007.

(4) All Other Fees

     Other fees include fees for the due diligence of possible target companies.

(5) Pre-Approval Policies and Procedures

     During 2008 and 2007, our Conselho Fiscal served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our fiscal board established pre-approval procedures for the engagement of Ernst & Young Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

     Our Conselho Fiscal reviews the scope of each service to be provided by our independent auditors before our auditors are enagaged to render such service in order to ensure that independence is and will be maintained and that the provision of the service is not prohibited under the Sarbanes-Oxley Act of 2002. Each service is approved before our auditors are enagaged to render such service.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     See “Item 9. The Offer and Listing—Trading Markets—Nasdaq Global Market.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

     Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

     See “Item 9. The Offer and Listing—Trading Markets—Nasdaq Global Market—Compliance with Nasdaq Corporate Governance Rules.”

Part III

ITEM 17. FINANCIAL STATEMENTS.

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS.

     The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

ITEM 19. EXHIBITS.

		Incorporated by Reference

Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit	Date Filed/ Furnished	Filed Herewith

1.1	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on March 31, 2008	20-F for 2007	0-28860	1.2	June 30, 2008

2.1	Indenture, dated as of December 18, 2006, among Net Serviços de Comunicação S.A., as Issuer and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as Escrow Agent, with respect to Net Serviços de Comunicação S.A.’s Debenture 6th Public Issuance (English-language translation).	20-F for 2006	0-28860	2.4	March 9, 2007

4.1	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicação e Participações S.A., Distel	6-K	0-28860		April 8, 2005

	Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party.

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	20-F for 2003	0-28860	4.2	June 30, 2004

4.3	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein.	Amend ment No. 1 to F-4	333- 120286	10.6	February 7, 2005

4.4	Services Agreement and Other Covenants with Embratel	20-F for 2007	0-28860	4.10	June 30, 2008

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.					X

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
						X

15.1	Consolidated Financial Statements of Vivax S.A. for the year ended December 31, 2006	20-F for 2007	0-28860	15.1	June 30, 2008

     We hereby agree to furnish to the SEC copies of any of our other long term debt instruments and agreements as the SEC requests.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

/s/ José Antonio Guaraldi Felix
Name: José Antonio Guaraldi Felix
Title: Chief Executive Officer

/s/ João Adalberto Elek Junior
Name: João Adalberto Elek Junior
Title: Chief Financial Officer

Date: April 22, 2009

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2008, 2007 and 2006
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As disclosed in notes 1 and 5 of its consolidated financial statements, during the fourth quarter of 2008, the Company acquired 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A. (jointly referred as “BIGTV”). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude BIGTV from this evaluation. BIGTV is a wholly owned subsidiary, which is included in the 2008 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$119,264 (4.19%) and US$61,046 (4.92%) of total and net assets, respectively, as of December 31, 2008.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

    /s/ José Guaraldi Felix

José Guaraldi Felix
Chief Executive Officer

Date: February 10, 2009

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

As disclosed in notes 1 and 5 of its consolidated financial statements, during the fourth quarter of 2008, the Company acquired 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A. (jointly referred as “BIGTV”). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude BIGTV from this evaluation. BIGTV is a wholly owned subsidiary, which is included in the 2008 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$119,264 (4.19%) and US$61,046 (4.92%) of total and net assets, respectively, as of December 31, 2008.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

    /s/ João Adalberto Elek Júnior

João Adalberto Elek Júnior
Chief Financial Officer

Date: February 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A. (jointly referred as “BIGTV”), which are included in the 2008 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$119,264 (4.19%) and US$61,046 (4.92%) of total and net assets, respectively, as of December 31, 2008. Our audit of internal control over financial reporting of Net Serviços de Comunicação S.A. also did not include an evaluation of the internal control over financial reporting of BIGTV.

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2008 and 2007, and related consolidated statements of income, changes in stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2008 of Net Serviços de Comunicação S.A. and our report dated February 10, 2009 expressed an unqualified opinion thereon.

São Paulo, February 10, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

    /s/ Maria Helena Pettersson

Maria Helena Pettersson
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2009, expressed an unqualified opinion thereon.

São Paulo, February 10, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

    /s/ Maria Helena Pettersson

Maria Helena Pettersson
Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Thousands of United States dollars, except share amounts)

	2008	2007

Assets
Current assets
Cash and cash equivalents	US$ 315,310	US$ 319,063
Short-term investments	-	2,512
Trade accounts receivable, net of allowance for
doubtful accounts of US$16,245 at December 31, 2008
and US$16,803 at December 31, 2007	161,933	181,371
Inventories	26,426	36,107
Deferred income taxes	7,173	36,053
Recoverable income taxes	42,943	25,319
Prepaid expenses	11,565	13,962
Other current assets	5,473	6,894

Total current assets	570,823	621,281

Non-current assets
Property and equipment, net	1,023,839	998,872
Goodwill	814,884	941,922
Intangible assets	292,266	308,575
Deferred income taxes	66,850	127,296
Judicial deposits	47,464	96,574
Recoverable income taxes	21,524	24,151
Other non-current assets	4,306	7,242

Total non-current assets	2,271,133	2,504,632

Total assets	US$ 2,841,956	US$ 3,125,913

	2008	2007

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 127,664	US$ 119,979
Accounts payable to programmers	63,508	68,647
Income taxes payable	34,648	20,734
Sales taxes payable	47,166	41,592
Payroll and related charges	68,753	54,846
Current portion of long-term debt	16,567	7,774
Interest payable	9,890	6,153
Deferred revenue	83,431	88,193
Accrued expenses	25,029	1,208
Other liabilities	18,439	13,827

Total current liabilities	495,095	422,953

Non-current liabilities
Long-term debt, less current portion	730,333	620,943
Deferred sign-on, hook-up fee and programming benefits	45,329	30,841
Estimated liability for tax, labor and civil claims and assessments	297,790	379,946
Accrued expenses and other liabilities	33,982	47,523

Total non-current liabilities	1,107,434	1,079,253

Total liabilities	1,602,529	1,502,206

Stockholders’ equity
Preferred stock, no par value, shares authorized, issued
and outstanding (December 31, 2008 – 225,574,263
and December 31, 2007 – 223,120,007)	2,373,572	2,359,660
Common stock, no par value, shares issued and
outstanding (December 31, 2008 – 113,051,524 and
December 31, 2007 – 111,822,137)	987,414	959,641
Additional paid-in capital	38,659	79,188
Accumulated deficit	(1,781,395)	(1,804,601)
Accumulated other comprehensive income (loss)	(378,823)	29,819

Total stockholders’ equity	1,239,427	1,623,707

Total liabilities and stockholders’ equity	US$ 2,841,956	US$ 3,125,913

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2008, 2007 and 2006
(Thousands of United States dollars, except per share and share amounts)

	Years ended December 31,

	2008	2007	2006

Total revenue	US$ 2,674,964	US$ 1,835,911	US$ 1,144,671
Taxes and other deductions from revenues	(641,178)	(415,006)	(243,768)

Net operating revenue	2,033,786	1,420,905	900,903

Programming and other operating costs, excluding depreciation and amortization:
Third party providers	(160,960)	(109,799)	(38,606)
Related parties	(309,257)	(246,863)	(214,098)
Other operating costs	(496,798)	(328,485)	(183,277)
Selling, general and administrative expenses	(522,449)	(345,879)	(227,878)
Depreciation and amortization	(275,722)	(207,188)	(74,985)
Other income (expense)	(10,454)	(7,446)	10,574

Total operating costs and expenses	(1,775,640)	(1,245,660)	(728,270)

Operating income	258,146	175,245	172,633

Other income (expenses):
Monetary indexation, net	(2,303)	(53)	,475
Gain (loss) on exchange rate, net	(117,601)	28,150	8,576
Interest expense	(86,420)	(61,891)	(47,651)
Interest income (including gain on extinguishment of liabilities of
US$32,951 in 2006)	60,931	37,682	56,256
Financial income (expense), net	(15,089)	(35,603)	(26,420)

Total other expenses, net	(160,482)	(31,715)	(8,764)

Income before income taxes	97,664	143,530	163,869

Income taxes benefit (expense)	(74,458)	(21,376)	40,812

Net income	US$ 23,206	US$ 122,154	US$ 204,681

Net earnings per common share basic and diluted	US$ 0.06	US$ 0.36	US$ 0.72

Net earnings per preferred share, basic and diluted	US$ 0.07	US$ 0.40	US$ 0.79

Weighted average number of common shares outstanding	112,947,396	111,721,635	108,768,946

Weighted average number of preferred shares outstanding	225,366,389	205,346,283	159,536,115

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME Years ended December 31, 2008, 2007 and 2006 (Thousands of United States dollars, except share amounts)

						Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain (loss) - only CTA
	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Balance at December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by stockholders for
shares May 18, 2006	2,571,494	1,771,730	18,786	12,944	31,730	(31,730)	-	-	-

Tax benefit contributed by stockholders	-	-	-	-	-	(2,023)	-	-	(2,023)

Issuance of shares on November 29, 2006	-	1,346,784	-	13,627	13,627	-	-	-	13,627

Issuance of shares on November 30, 2006	23,010,140	-	226,379	-	226,379	-	-	-	226,379

Issuance of shares on December 4, 2006	-	8,929	-	90	90	-	-	-	90

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	31,314	31,314

Net income for the year	-	-	-	-	-	-	204,681	-	204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by stockholders for
shares February 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Issuance of shares for Vivax acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Tax benefit contributed by stockholders	-	-	-	-	-	5,649	-	-	5,649

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	222,527	222,527

Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit contributed by stockholders for
shares January 31, 2008	2,454,256	1,229,387	13,912	27,773	41,685	(41,685)	-	-	-

Tax benefit contributed by stockholders	-	-	-	-	-	1,156	-	-	1,156

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	(408,642)	(408,642)

Net income for the year	-	-	-	-	-	-	23,206	-	23,206

Balance at December 31, 2008	225,574,263	113,051,524	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 38,659	US$ (1,781,395)	US$ (378,823)	US$ 1,239,427

							2008	2007	2006

				Net income for the year			US$ 23,206	US$ 122,154	US$ 204,681
				Cumulative translation adjustments			US$ (408,642)	222,527	31,314

				Total comprehensive income			US$ (385,436)	US$ 344,681	US$ 235,995

See accompanying notes to consolidated financial statements .

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

	Years ended December 31,

	2008	2007	2006

Operating activities
Net income for the year	US$ 23,206	US$ 122,154	US$ 204,681
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	233	821	5,947
Amortization of deferred sign-on and hook-up fee revenues	(2,531)	(4,548)	(18,437)
Equity in results of affiliates	-	(6,785)	(1,613)
Exchange losses, monetary indexation and interest expense, net	217,603	84,835	16,293
Depreciation and amortization	275,722	207,188	74,985
Deferred income taxes	29,302	2,936	(83,703)
Write off and disposal of assets, net	797	1,878	-
Estimated liability for tax, labor and civil claims and assessments	(25,863)	(18,073)	(38,759)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(14,978)	(28,563)	(17,732)
Recoverable income taxes	(25,432)	(7,191)	32,729
Restricted cash	-	-	33,690
Short-term investments	2,747	243,636	(107,261)
Prepaid expenses and other assets	33,275	(1,191)	(1,497)
Accounts payable to suppliers and programmers	42,910	44,963	36,740
Income taxes payable	38,267	6,875	(679)
Payroll and related charges	42,779	10,782	12,671
Sales taxes, accrued expenses and other liabilities	48,298	3,647	41,401

Net cash provided by operating activities	686,335	663,364	189,456

Investing activities
Acquisition of property and equipment	(529,834)	(406,384)	(235,634)
Acquisition of investments	(167,972)	(3,703)	(1,952)
Proceeds from sale of equipment	1,239	6,679	13,886
Net cash acquired from acquisition of subsidiaries	4,413	58,426	-

Net cash used in investing activities	(692,154)	(344,982)	(223,700)

Financing activities
Issuances of short-term debt	-	1,199	2,383
Repayments of short-term debt	(83,562)	(61,524)	(201,103)
Issuances of long-term debt	50,524	50,699	421,406
Issuances of related party debt	200,000	-	-
Repayments of long-term debt	-	(28,330)	(216,954)
Capital contributions in cash	-	-	13,811

Net cash provided (used) in financing activities	166,962	(37,956)	19,543

Effect of exchange rate changes on cash and cash equivalents	(164,896)	26,811	2,662

Net increase (decrease) in cash and cash equivalents	(3,753)	307,237	(12,039)
Cash and cash equivalents at beginning of the year	319,063	11,826	23,865

Cash and cash equivalents at end of the year	US$ 315,310	US$ 319,063	US$ 11,826

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 47,356	US$ 25,964	US$ 18,378
Cash paid for interest	US$ 75,993	US$ 48,413	US$ 47,999
Shares issued in connection with the acquisition of Vivax	US$ -	US$ 434,320	US$ 226,379
Exchange of tax benefit contributed by shareholder for shares	US$ 40,529	US$ 27,281	US$ 29,707

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On December 29, 2008, the Company consummated the acquisition of 100% of the shares and quotas of the companies which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”) as announced on December 21, 2007.

On November 1, 2007 the Company acquired the remaining 50% ownership of Net Jundiaí Ltda., formerly TV Cabo e Comunicações de Jundiaí S.A. (Net Jundiaí), previously a jointly controlled entity and on December 18, 2007 the Company acquired the remaining 40% minority interest of TV Cabo Criciúma Ltda. (Net Criciúma).

On October 11, 2006, the Company acquired a 36.7% minority interest of Vivax. On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), the Company acquired the remaining outstanding shares of Vivax.

Proposed acquisition subject to regulatory approval

As discussed in Note 16, on August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the controlling interest in ESC90 Telecomunicações Ltda. a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

1. Operations (Continued)

The Company holds the following direct and indirect subsidiaries and equity investee in ownership percentages in December 31:

	2008		2007

	Direct	Indirect	Direct	Indirect

Consolidated entities
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	9.06	90.94
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Ribeirão Preto Ltda.	12.07	87.93	12.07	87.93
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	78.14	21.86	78.14	21.86
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	40.00	60.00	40.00	60.00
Net Londrina Ltda.	86.45	13.55	86.45	13.55
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de
Jundiai Ltda.) (*)	-	-	100.00	-
Vivax Ltda. (formerly Vivax S.A.)	100.00	-	100.00	-
Cable operating subsidiaries under Vivax Ltda. :
Horizon Line Brasil Ltda. (“HLB”)	8.18	91.82	8.18	91.82
Jacareí Cabo S.A.	-	83.00	-	83.00
Canbras TVA Cabo Ltda.	-	100.00	-	100.00
TV Mogno Ltda.	-	100.00	-	100.00
TV Eucalipto Ltda.	-	100.00	-	100.00
614 TVH Vale Ltda. (“TVH”)	-	100.00	-	100.00
614 Telecomunicações Ltda. (formerly BIG TV)	100.00	-	-	-
Cable operating subsidiaries under 614 Telecomunicações Ltda:
614 Serviços de Internet Maceió Ltda.	-	100.00	-	-
614 TVT Maceió S.A.	50.00	50.00	-	-
614 Seviços de Internet João Pessoa Ltda.	-	100.00	-	-
614 TVP João Pessoa S.A.	50.00	50.00	-	-
614 Interior Linha S.A.	-	100.00	-	-
Zerelda Participações Ltda.	-	100.00	-	-
TV a Cabo Guarapuava Ltda.	-	100.00	-	-
TV Jacarandá Ltda.	-	100.00	-	-
TV a Cabo Cascavél Ltda.	-	100.00	-	-
EBS Empresa Brasileira de Sinais Ltda.	-	100.00	-	-
TVC Oeste Paulista Ltda.	-	100.00	-	-
614 TVG Guarulhos S.A.	-	100.00	-	-

(*) As part of its ongoing corporate restructuring plan, Net Jundiai Ltda. was merged into Net Serviços de Comunicação S.A..

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the US dollar as the reporting currency.

The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into US dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the Brazilian real (R$) as the functional currency. The assets and liabilities are translated from reais to US dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

The Brazilian real depreciated 31.94% against the US dollar during the year ended December 31, 2008 resulting in an exchange loss of US$119,904 mainly derived from the Company’s long-term dollar denominated debt of US$350,000. Due to the long-term nature of its debt and hedged exposure on short-term US dollar denominated obligations, the Brazilian real devaluation does not have immediate impact on the Company’s liquidity. See note 17 – Financial Instruments.

The exchange rate of the Brazilian real to the US$ was R$2.3370:US$ 1.00 on December 31, 2008, R$1.7713:US$ 1.00 on December 31, 2007. On February 10, 2009 the exchange rate was R$2.2528:US$ 1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its subsidiaries and operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Use of estimates

The preparation of consolidated financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from estimates.

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

Taxes and other deductions from revenues consist primarily of ICMS value-added tax, ISS municipal tax, PIS-related federal tax, COFINS federal social security tax and FUST and FUNTEL taxes. Such taxes for the years ended 2008, 2007 and 2006 were US$479,213, US$324,272 and US$199,128, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$106,030, US$66,349 and US$51,320 for the years ended December 31, 2008, 2007 and 2006, respectively, which are included in selling, general and administrative expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

e) Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents. Excess cash and cash equivalents are invested in short-term, highly liquid money market funds and are classified as short-term investments.

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

i) Investments

Investments in which the Company has an ownership interest which gives it the ability to exercise significant influence over the operations of the investee are accounted for using the equity method.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

j) Goodwill and Indefinite and definite-lived Intangible Assets

Indefinite-lived intangible assets, primarily consisting of goodwill and cable operating licenses, are carried at historical value and not amortized. Indefinite-lived intangible assets are reviewed for impairment annually, during the 4th quarter, or more frequently if impairment indicators exist. In accordance with SFAS No.142, “Accounting for Goodwill and Other Intangible Assets”, the impairment analysis compares the estimated fair value of these assets to the related carrying value, and an impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based upon consideration of various valuation methodologies, future cash flows and growth rates used in the Company’s budget and business plans, and comparable market analyses.

The definite-lived intangible assets consist of customer lists and internal-use software and are amortized over their useful lives.

k) Impairment of Long-lived Assets

In accordance with Statement of Financial accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company records an impairment charge on long-lived assets used in operations, including definite-lived intangible assets, when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows expected to be generated by those assets are less than the carrying amount. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized in the statement of income.

l) Estimated liability for tax, labor and civil claims and assessment

The Company has established accruals for estimated liabilities for tax, labor and civil claims and assessments that may become payable in the future years as a result of tax inspections by tax authorities. Determination of these accruals, involves considerable judgment on the part of management. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its legal advisors. Accruals are reviewed and adjusted to account for changes in circumstances such as elapsing of applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new issues or court decisions. Actual results could differ from estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

m) Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statements and the tax basis, determined under enacted tax laws and rates.

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

o) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period with, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under SFAS 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

o) Earnings (loss) per share calculations (Continued)

The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss excludes the preferred shares.

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

r) Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (revised 2007), Business Combinations (SFAS 141(R)), which replaces FASB Statement No. 141, Business Combinations (SFAS 141). SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquired company. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

r) Recent Accounting Pronouncements (Continued)

In March 2008, the Financial Accounting Standards Board issued FASB Statement No. 161: Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), an amendment of FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Note 17 reflects additional disclosures related to adoption of SFAS 161.

4. Inventories

Inventories are comprised at December 31, as follows:

	2008	2007

Consumable materials	US$ 12,301	20,307
Parts and maintenance materials	14,125	16,896
Allowance for obsolescence	-	(1,096)

	US$ 26,426	36,107

5. Business Combinations

2008 Transactions

On December 29, 2008, the Company acquired for US$163,559 cash, 100% of the outstanding shares and quotas of 614 Telecomunicações Ltda. and its subsidiaries which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”). The purchase price is subject to adjustment based on the results of an audit of the assets acquired and liabilities assumed. Management expects that any such adjustment will be immaterial. The transaction resulted in the recognition of goodwill in the amount of US$102,513, based on a preliminary estimate of the fair value of the assets acquired and liabilities assumed, which is attributed to expected future profits and is deductible for tax purposes. The assigned value of assets acquired and liabilities assumed will be determined based on ongoing appraisals. The Company incurred acquisition costs of US$2,392, which are included in the purchase price.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

5. Business Combinations(Continued)

2008 Transactions (Continued)

The acquisition has been accounted for using the purchase method and the financial results of BIGTV Companies have been included in the Company’s Consolidated Financial Statements as from December 29, 2008.

BIGTV Companies are Pay-TV and broadband Internet service providers in Brazil, which have operations in 12 cities, in the States of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa). The acquisition of BIGTV Companies will allow the Company to increase its operational geographical area in the most prosperous areas of the country. Management believes the benefits of the transaction include the opportunity to increase the pay TV revenues by offering content at attractive terms, launching its digital platform in markets covered by BIGTV Companies and strengthening its broadband platform in important markets in the states served by BIGTV Companies. Management also believes the Company will benefit over the medium term through cost reductions and operational and financial synergies and the acquisition will improve its competitive position among current and future competitors.

2007 Transactions

On November 30, 2006, the Company acquired 36.7% minority interest in Vivax, a cable television provider in Brazil. As consideration for this acquisition the Company issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of the Company upon their exercise of the preference rights. The purchase price totaled US$227,661 based on the market price of the Company’s preferred shares at the date the transaction was announced.

On June 11, 2007, the Company acquired the remaining 63.3% of the outstanding shares of Vivax in a stock-for-stock transaction. As consideration for this acquisition the Company issued 39,674,028 preferred shares. The purchase price totaled US$434,320 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$352,234 largely attributed to expected future profits. The Company incurred acquisition costs of US$2,428 which are included in the acquisition price.

The acquisition has been accounted for using the purchase method and the financial results of Vivax have been consolidated in the company’s Consolidated Financial Statements as from June 11, 2007, the date the Company assumed control.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

5. Business Combinations (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed:

	Vivax	Vivax
	(first step	(second step	BIGTV
	acquisition)	acquisition)	Companies

Assets
Fixed assets	31,969	55,141	36,911
Customer relationship subscribers – intangible	42,398	73,127	34,176
Customer relationship telecom – intangible	4,146	7,152	1,682
Licenses – intangible	56,262	97,040	42,202
Other assets	10,730	5,666	4,293

Total assets acquired	US$ 145,505	US$ 238,126	US$ 119,264

Liabilities
Loans	US$ (41,857)	US$ (72,196)	US$ -
Tax renegotiation installments	(646)	(1,114)	(751)
Contingencies	(21,547)	(37,163)	(15,427)
Other liabilities	(8,310)	(14,332)	(11,958)
Deferred income tax	-	(83,315)	(30,082)

Total liabilities assumed	US$ (72,360)	US$ (208,120)	US$ (58,218)

Net assets acquired	US$ 73,145	US$ 30,006	US$ 61,046
Purchase price net of cash acquired	US$ 228,875	US$ 382,240	163,559

Goodwill	US$ 155,730	US$ 352,234	US$ 102,513

Difference in valuation from preliminary to final	US$ 24,872

Balance as of December 31, 2006	180,602

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

5. Business Combination (Continued)

The following table presents pro-forma unaudited financial information as if the acquisitions of BIGTV Companies, and Vivax had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	December 31,

	2008	2007

Net Sales	US$ 2,097,819	US$ 1,539,307
Net Income	36,328	131,052
Net income per common share, basic and diluted	US$ 0.10	US$ 0.39
Net income per preferred share, basic and diluted	US$ 0.11	US$ 0.43

On December 18, 2007 the Company acquired the remaining 40% ownership of the previously jointly controlled company TV Cabo Criciúma Ltda. (“Net Criciuma”) for US$1,400 cash and recorded goodwill of US$150. On November 1, 2007, the Company acquired the remaining 50% ownership of the previously jointly controlled Company Net Jundiaí for US$9,156 cash and recorded goodwill of US$1,886. Due to their immateriality, these acquisition have not been included in the previous disclosure.

6. Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during three years in the period ended December 31, 2008 is as follows:

Balance at December 31, 2005	US$ 268,374
Deferred income tax	(664)
Currency translation	25,457
Acquisition of Vivax	180,602

Balance at December 31, 2006	473,769
Goodwill on acquisition of 63.3% remaining of Vivax	352,234
Goodwill on acquisition of Net Jundiai	1,886
Goodwill on acquisitions of Net Criciuma	150
Currency translation	113,883

Balance at December 31, 2007	941,922
Goodwill on acquisitions of Big Companies	102,513
Deferred income tax	(1,546)
Currency translation	(228,005)

Balance at December 31, 2008	US$ 814,884

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

6. Goodwill (Continued)

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired businesses accounted for using the purchase method of accounting, which has the impact of reducing goodwill.

Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill using a consistent discounted cash flow model. This process involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors, as well as on comparable market analyses. The discount rate assumption is based on the weighted average cost of capital (WACC). When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its carrying amount. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to such excess. The implied fair value of goodwill is determined based on the allocated fair value of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The Company’s evaluation of goodwill resulted in no impairment losses for all periods presented.

Goodwill of US$610,477 is deductible for tax purposes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

7. Recoverable Income Taxes

	2008	2007

Withholding income taxes	US$ 64,467	US$ 49,470
Current portion	(42,943)	(25,319)

Non-current portion	US$ 21,524	US$ 24,151

Recoverable income tax withheld on income earned on financial investments is available to offset income tax payable and other similar taxes. The Company and its cable operating subsidiaries offset recoverable income taxes against payroll tax withheld from employees.

8. Property and Equipment, Net

At December 31, 2008 property and equipment consisted of:

	Useful life revised in 2008 (In years)	December 31, 2008		December 31, 2007

		Cost	Accumulated depreciation	Net book value	Net book value

Cable network	5 – 12	US$ 1,910,432	US$ (1,070,998)	US$ 839,434	US$ 902,715
Data processing equipment	3	186,697	(120,956)	65,741	48,760
Buildings and improvements	10	20,927	(9,452)	11,475	8,029
Fixtures, fittings and installations	10	49,752	(22,238)	27,514	14,407
Vehicles	5	2,538	(1,701)	837	448
Other	5	15,711	(6,704)	9,007	21,700

		2,186,057	(1,232,049)	954,008	996,059
Cable construction materials	5	68,432	(5)	68,427	1,067
Land		1,404	-	1,404	1,746

		US$ 2,255,893	US$ (1,232,054)	US$ 1,023,839	US$ 998,872

Total depreciation expense for property and equipment was US$250,082, US$193,400 and US$74,985 for December 31, 2008, 2007 and 2006, respectively. Accumulated depreciation at December 31, 2007 was US$1,387,085.

In 2007, the Company changed the estimated useful lives of specified items of its cable distribution plant as follows:

	Useful life revised in 2007 (In years)	Useful life before revision (In years)

Description

Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures and
fittings and other equipment	10	5 – 10
Data processing equipment	3	5

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

8. Property and Equipment, Net (Continued)

This change in estimate resulted in an increase of US$66,417 in depreciation expense and a reduction of US$22,582 in income tax expense for the period ended December 31, 2007. The effect on net income was US$43,835 (US$ 0.39 per common share basic and diluted and US$ 0.20 per preferred share, basic and diluted).

9. Intangible Assets

The carrying amount of Company’s intangible assets and related accumulated amortization is comprised as follows:

	December 31, 2008			December 31, 2007

	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Not subject to amortization
Indefinite life
Cable Television License	US$ 176,916	US$ -	US$ 176,916	US$ 177,738	US$ -	US$ 177,738
Subject to amortization
Definite life
Customer relationship	153,911	(38,561)	115,350	145,448	(14,611)	130,837

	US$ 330,827	US$ (38,561)	US$ 292,266	US$ 323,186	US$ (14,611)	US$ 308,575

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is provided and the Company complies with the license terms. The weighted-average amortization period of the customer relationship intangible asset is 6 years.

Amortization expense was US$25,518 and US$13,788 for the year ended December 31, 2008 and 2007, respectively.

The estimated future amortization expense for each year is as follows:

Consolidated

2009	US$ 25,652
2010	25,652
2011	25,652
2012	25,652
2013	6,766
2014	5,976

US$ 115,350

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

10. Related Party Transactions

In the normal course of its business the Company engages in financial and commercial transactions with its subsidiaries, its stockholders and companies related to its stockholders.

Globo Comunicação e Participações S.A.

The Company purchases programming from Net Brasil S.A. and Globosat Programadora Ltda., affiliates of Globo Comunicação e Participações S.A..

Empresa Brasileira de Telecomunicações S.A. - Embratel

The Company and Empresa Brasileira de Telecomunicações S.A. “Embratel” jointly offer voice services to the Company’s subscribers under a revenue business model using the Company's bi-directional network. The amounts receivable from Embratel from voice and data services ongoing business transactions are included in trade accounts receivable. Other services acquired from Embratel include: link vírtua, voice channel, fixed telephone and click 21. Transactions with Embratel are at prices believed to be at market conditions.

The balances due to and from related parties as well as revenues and operating costs and expenses are as follows:

Related companies	Assets		Liabilities

	2008	2007	2008	2007

Empresa Brasileira de Telecomunicações
S.A – Embratel	US$ 7,427	18,471	52,218	47,139
Net Brasil S.A	-	-	37,513	40,742
Globosat Programadora Ltda.	86	140	4,477	3,607
Banco Inbursa S.A.	-	-	203,757	-
Editora Globo	-	-	424	-
Other	-	-	431	942

Total	US$ 7,513	18,611	298,820	92,430

Related companies	Service revenues			Operating costs and expenses

	2008	2007	2006	2008	2007	2006

Emp. Brasil. de Telecom. S.A –
Embratel	US$ 149,167	41,091	5,066	(93,613)	(46,161)	(20,386)
Net Brasil S.A	-	-	-	(295,926)	(220,283)	(196,147)
Globosat Programadora Ltda.	1,221	895	-	(13,331)	(25,983)	(18,597)
Banco Inbursa S.A.	-	-	-	(90,715)	-	-
Editora Globo		-	-	(6,992)	-	-
Other	-	45	-	(7,924)	(13,897)	(9,283)

Total	US$ 150,388	42,031	5,066	(508,501)	(306,324)	(244,413)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

11. Debt

Debt is comprised as follows:

		Effective interest rate per year		Outstanding balances as of

				December	December
	Currency	2008	2007	2008	2007

Debentures - 6th public issuance	R$	13.07%	12.73%	US$ 248,181	US$ 327,442
Perpetual Notes	US$	11.75%	11.75%	150,000	150,000
Bank credit notes	R$	13.62%	13.27%	72,743	95,975
FINAME	R$	9.15%	9.15%	75,976	55,300
Banco Inbursa S.A.	US$	9.22%	9.22%	200,000	-

				746,900	628,717
Less current portion				(16,567)	(7,774)

Long-term debt				US$ 730,333	US$ 620,943

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing is in the amount of US$200,000, which is repayable in 3 annual installments on June 18, 2017, 2018 and 2019, with an interest rate per annum of 7.875%, payable semi-annually, on October 15 and April 15 of each year.

The transaction fee of US$1,414 is recorded in other assets and is being amortized over the life of the agreement.

The Company may, at its option, prepay the borrowing in whole or in part at any time prior to the fifth anniversary of the Closing Date.

The loan is guaranteed by the Company and its subsidiaries and the proceeds will be principally used to finance the BIGTV Companies acquisition and general development of the company.

Debentures program

On December 27, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$271,283 (R$580,000). The costs of issuance of the debentures in the amount of US$2,318, were capitalized and are being amortized over the seven year-term of the debentures.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

11. Debt (Continued)

Debentures program (Continued)

The 6th debenture issuance bears interest at the CDI rate plus 0.7%, payable semi-annually in arrears on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity. The 6th debenture issuance has no guarantees but the Company must comply with certain covenants. The Company was in compliance with the agreed covenants as of December 31, 2008.

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

The Perpetual Notes are guaranteed by the Company and all its wholly-owned subsidiaries.

Bank Itaú BBA

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of US$116,174 with Banco Itaú BBA in the form of Bank Credit Notes, subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year, due semi-annually.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

11. Debt (Continued)

Government Agency for Machinery and Equipment Financing – FINAME

The Company obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program, in the principal amount of US$ 75,976. These loans bear interest at 3.15% per year plus Long-Term Interest Rate – TJLP, with a principal grace of one year period and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2010	82,532
2011	155,275
2012	76,403
2013	66,123
2017-2019	200,000

Total	US$ 580,333

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2008 and 2007, the fair value of the Company’s fixed rate debt exceeded its carrying value by US$36,460 and US$2,098 at December 31, 2008 and 2007, respectively. Unrealized gains or losses on the debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

12. Other Non-Current Liabilities

Other non-current liabilities of US$33,982 (US$47,523 in 2007) related to amounts payable to the “Escritório Central de Arrecadação e Distribuição”, or ECAD, which are under litigation due to several lawsuits filed against the Company and several of our cable operating subsidiaries.

ECAD is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2008 the Company and its subsidiaries had judicial deposits of US$4,454 (US$30,891 in 2007), corresponding to the total amount under this litigation. During 2008, the justice authorized ECAD to withdraw judicial deposits in the amount of US$26,229 which were used to settle a portion of the liability.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

13. Stockholders’ Equity

The Company is a public corporation incorporated under the laws of Brazil. As of December 31, 2008 the Company had 113,051,524 shares of voting common stock and 225,574,263 shares of preferred stock authorized, issued and outstanding. According to the Company’s by-laws, the capital can be increased up to R$6,500,000 through the issuance of common or preferred shares.

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

The Company’s local Brazilian Statutory Financial Statements presented a net loss corresponding to US$40,653 for the year ended December 31, 2008 (net income of US$98,375 for the year ended December 31, 2007) and accumulated losses of US$1,330,377 as of December 31, 2008 (US$1,701,627 in 2007).

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

13. Stockholders’ Equity (Continued)

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting Preferred shares at December 31, 2008 and December 31, 2007:

	2008			2007

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.5%	-	2.9%	8.6%	-	2.9%
Globo Comunicação e
Participações S.A.	1.9%	0.8%	1.1%	1.7%	-	0.6%
Telmex Group:
GB Empreendimentos
E Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Empresa Brasileira de
Telecomunicações S.A.	2.2%	7.5%	5.7%	1.9%	7.1%	5.3%
Embratel Participações
Ltda.	35.8%	5.4%	15.5%	36.2%	5.4%	15.7%
Public Market	0.6%	86.3%	57.8%	0.6%	87.5%	58.5%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	113,051,524	225,574,263	338,625,787	111,822,137	223,120,007	334,942,144

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

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount of US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares in connection with the acquisition of Vivax.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

13. Stockholders’ Equity (Continued)

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

On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

On June 11, 2007, the Company issued 39,674,028 common shares in the amount of US$434,320 in connection with the acquisition of the remaining 63,3% of the outstanding shares of Vivax.

On January 31, 2008, the Company’s Board of Directors approved a capital increase with the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of US$41,685 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

14. Earnings per Share

The following table sets forth the computation of earnings per share for the year ended December 31, 2008, 2007 and 2006 (in thousands, except per share amounts):

	2008	2007	2006

Numerator
Net income	US$23,206	US$122,154	US$204,681

Denominator
Weighted average number of common shares	112,947,396	111,721,635	108,768,946
Weighted average number of preferred shares	225,366,389	205,346,283	159,536,115
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of preferred shares
adjusted	247,903,028	225,880,911	175,489,727

Denominator for basic earnings per share	360,850,423	337,602,546	284,258,672

Basic earnings per common share	US$0.06	US$ 0.36	US$ 0.72
10% - Preferred shares	1.10	1.10	1.10
Basic earnings per preferred share	US$0.07	US$ 0.40	US$ 0.79

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

15. Income Taxes

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,

	2008	2007	2006

Current income taxes	US$ (45,156)	US$ (18,440)	US$ (11,122)
Deferred income taxes	(29,302)	(2,936)	51,934

Income taxes (expense) benefit	US$ (74,458)	US$ (21,376)	US$ 40,812

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2008, 2007 and 2006. The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	2008	2007	2006

Income before income taxes	US$ 97,664	US$ 143,530	US$ 163,869
Statutory composite tax rate	34.00%	34.00%	34.00%

Taxes expense at statutory rate	(33,206)	(48,800)	(55,715)
Adjustments to derive effective rate:
Income and social tax on permanent differences	69,253	(490)	60,924
Tax benefit of transaction with stockholder	(24,595)	(35,966)	(33,735)
Differences between US GAAP x BR GAAP:
Goodwill and intangible assets	(14,831)	11,472	3,863
Gain on extinguishment of liabilities	-	-	14,095
Others	1,024	(2,695)	6,507
Other	-	-	39
Decrease (increase) in valuation allowance	(72,104)	55,103	44,834

Income tax (expense) credit	US$ (74,459)	US$ (21,376)	US$ 40,812

The net deferred tax assets are comprised as follows:

	2008	2007

Deferred tax assets:

Tax loss carry forwards	US$ 544,647	US$ 680,909
Tax benefit of transaction with stockholder	3,099	35,844
Accrued expenses – not currently deductible	52,320	33,174
Property and equipment	8,241	(20,033)
Other	680	(236)

	608,987	729,658
Deferred tax liabilities:
Deferred hook-up revenue charges	(4,305)	5,987
Tax effects of differences in purchase price allocation	(95,065)	(92,719)

	(99,370)	(86,732)

Net deferred tax assets	509,617	642,926
Valuation allowance	(435,594)	(479,577)

Net deferred tax assets	74,023	163,349
Current	(7,173)	(36,053)

Non-current	US$ 66,850	US$ 127,296

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2008 and 2007, the Company and its subsidiaries had tax loss carry forwards of US$1,784,841 and US$2,202,323, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

15. Income Taxes (Continued)

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization cannot be assessed as more likely than not.

The Company has recorded certain income tax liabilities related to unrecognized tax benefits of US$11,259 and US$14,890 at December 31, 2008 and 2007 respectively as part of its estimated liability for tax, labor and civil claims and assessments.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	US$ 9,809

Additions based on tax positions related to the current year	1,962
Settlements	(39)
Currency translation adjustment	3,158

Balance at December 31, 2007	US$ 14,890

Additions based on tax positions related to the current year	195
Settlements	(229)
Currency translation adjustment	(3,597)

Balance at December 31, 2008	US$ 11,259

The Company has recorded US$5,239 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2008 (US$6,709 in 2007).

The unrecognized tax benefits are described below:

Deductibility of general, selling and interest expenses

The Company is defending a federal tax assessment notice relating to the deductibility of general, selling and interest expenses on income tax returns filed in prior years. Management has recorded estimated losses in the amount of US$6,219 (US$8,093 in 2007).

Net operating losses

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$4,062 (US$5,278 in 2007).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

15. Income Taxes (Continued)

Other

The remaining unrecognized benefits of US$978 (US$1,519 in 2007) correspond to the aggregation of several income tax related assessments on income tax returns filed by our cable operating subsidiaries.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2003 through 2008 remain open and subject to examination by the relevant tax authorities.

16. Commitments and Contingencies

a) Commitments

Rental expense, under cancelable rental agreements, for the corporate office space and use of lamp poles for the years ended December 31, 2008, 2007 and 2006 was US$40,599, US$34,456 and US$24,347, respectively.

Commitment to acquire ESC90

On August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the controlling interest in ESC90 Telecomunicações Ltda. a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

The Company will use cash on hand to fund the acquisition. The preliminary purchase price of US$40,490 is subject to adjustment at the closing date, which is expected to be during the first half 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

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

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	2008	2007

Tax related matters	US$ 262,842	US$ 339,531
Labor related claims	19,985	23,228
Civil related claims	14,963	17,187

Total	US$ 297,790	US$ 379,946

The activity for tax, labor and civil claims and assessments is as follows:

	Labor	Civil	Tax	Total

Balances at December 31, 2006	US$ 8,375	12,213	249,271	269,859
Additions	9,342	3,706	64,800	77,848
Interest	243	274	20,019	20,536
Deletions	3,534	(1,534)	(46,163)	(44,163)
Currency translation adjustment	1,734	2,528	51,604	55,866

Balances at December 31, 2007	23,228	17,187	339,531	379,946
Additions	10,619	5,490	21,967	38,076
Interest	308	111	13,318	13,737
Deletions	(8,546)	(3,664)	(29,788)	(41,998)
Currency translation adjustment	(5,624)	(4,161)	(82,186)	(91,971)

Balances at December 31, 2008	US$ 19,985	14,963	262,842	297,790

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$120,851 (US$130,723 in 2007) to the state and federal tax authorities as collateral for the amounts under litigation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made related thereto is US$47,464 (US$96,574 in 2007), which is available to offset payments required under ultimate unfavorable court decisions.

The Company is also involved in contingencies relating to tax matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes, in the amount of US$100,476 (US$93,144 in 2007).

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings. Labor claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Civil proceedings arise in the normal course of business and correspond mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings. Civil claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$19,262 (US$32,105 in 2007).

The Company and its subsidiaries have questioned in court, the constitutionality of the legislation that increases the basis of calculation for PIS and COFINS social fund contributions to include financial and other revenues in addition to operating revenues and the increase of the rate. Management has recorded estimated losses arising from this dispute in the amount of US$71,219 (US$91,967 in 2007).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$22,093 (US$29,148 in 2007) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amount to US$13,139 (US$16,147 in 2007).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2008, court deposits and accrued liabilities under litigation amount to US$20,586 (US$23,727 in 2007).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$5,944 (US$3,875 in 2007).

Certain operating subsidiaries were challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscription TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. On January 09, 2008 the Company quit the challenge against the Tax Authorities related to ICMS, surrendering judicial deposits’ in the amount of US$9,944 and reversed the related obligations previously registered, with no impact on the year net the year net loss.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The operating subsidiaries Vivax and BIGTV Companies are challenging the taxation of ICMS tax rate on access provider’s revenues and also on other revenues. The Company recorded a provision in the amount of US$36,987 (US$35,620 in December 31, 2007) related to this matter.

In 1999, the Company has requested injunctions for the non-collection of Withholding Tax over hedge gains in the amount of US$7,249 (US$14,007 in 2007). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,206 (US$3,983 in 2007).

In 2008, the federal tax notice received by the subsidiary Net Rio Ltda. in September 2003, related to interest accrued under the current intercompany accounts was ruled in favor of the Company. As a result, the provision of US$5,719 was reversed.

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company provided an amount of US$2,760 (US$3,184 in 2007) related to this matter.

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company provided the amount of US$1,491 (US$1,881 in 2007) related to this matter.

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company established a reserve of US$60,682 (US$75,465 in 2007) related to these taxes.

The Federal Internal Revenue services has imposed a tax assessment of US$7,358 on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the import Tax or IPI, payment, Reyc did not correctly classify transactions related to the import of the Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of US$4,018 (US$5,132 in 2007) to cover any potential losses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

16. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

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

17. Financial Instruments

a) General

The Company and its subsidiaries are exposed to market risk arising from their operations and use derivative financial instruments to mitigate these risks. The Company’s revenues are substantially generated in Brazilian reais, while the Company has debt, interest and accounts payable to suppliers of equipment and programming denominated in foreign currencies. Therefore these amounts are exposed to exchange rate risk, particularly related to the US Dollar. The fair value of the principal financial assets and liabilities of the Company was determined on the basis of information available in the market and appropriate valuation methods. These assets are managed with a strong focus on protection, security and liquidity. The control policy provides for continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature in derivative or any other risk assets.

The Company has a formal policy for risk management. An active Financial Committee, created to support the Company’s Administration Board, is comprised of one member of each principal stockholder (Globo and Embratel) and one member from management. The Committee oversees the activities related to the Company’s financial investments, debts and management risks, and reports on a periodic basis to the Administration Board.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

17. Financial Instruments (Continued)

b) Market Value

The market value and book value of financial instruments are shown below:

	31/12/2008

	Book	Market
	Value	Value

Liabilities -
Debt – Including Interests
Debentures 6ª issue	250,957	251,829
Perpetual notes	151,409	110,910
Banco Inbursa S.A	203,757	206,612
Bank credit notes	74,185	74,497

Total liabilities	US$ 680,308	643,848

c) Risks that affect the Company and its subsidiaries’ business are as follows:

Foreign exchange rate risk

The Company and subsidiaries’ results are exposed to fluctuations related to the effects of the foreign exchange rates on liabilities denominated in foreign currencies, principally the US dollar. Transactions with certain equipment suppliers are denominated in foreign currencies, principally US dollar. The Company’s income is generated in reais.

The Company’s foreign currency exposure is shown below:

	Consolidated
	2008	2007

Short term:
Interest payable	US$ 5,166	1,410
Accounts payable to foreign suppliers	34,806	14,413
Programming	1,538	1,482

	41,510	17,305
Long term:
Dollar denominated debt:
Perpetual Notes	150,000	150,000
Banco Inbursa loan	200,000	-

Liability exposure	US$ 391,510	167,305

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

17. Financial Instruments (Continued)

In order to manage the risk of the effects of fluctuations of the Brazilian real against the US dollar, the Company entered into non-speculative foreign exchange swap contracts which are further discussed below in Derivative Financial Instruments. The counterparties on these swap contracts are the following banks: Votorantim, HSBC and Santander.

Interest rate risk

The Company and subsidiaries’ results are exposed to fluctuations in the floating interest rates on the financial instruments, and debts with variable interest rates, mainly CDI (Interbank Certificate of Deposit) and TJLP (Long Term Interest Rate).

The Company’s floating interest rate exposure is as follows:

	2008	2007

6th issue debentures	US$ 250,957	330,228
Finame	76,482	55,822
Bank credit notes	74,185	97,466

Liability exposure	US$ 401,624	483,516

Credit risk

The Company maintains cash and cash equivalents with a number of first line financial institutions and does not limit its exposure to one institution in particular, according to its formal policy. The Company has investment funds with conservative profiles, which are represented mainly by units in local fixed-income investment funds, multi-portfolio funds, creditor rights investment funds and others aiming to get better profitability. The assets of the funds are comprised of first line public securities and private securities with low risk ratings, in line with the standards established by the Company. Management believes there is a low risk of default by the counterparties.

The concentration of credit risk in accounts receivable from subscribers is limited by the large number of subscribers who make up its customer base and the balance in the allowance for doubtful accounts is sufficient to provide for estimated collection losses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

17. Financial Instruments (Continued)

Derivative Financial Instruments

The Company uses derivative financial instruments to mitigate its exposure to exchange risk in accordance with its risk mitigation policies which are implemented by management under the oversight of the Finance Committee and the Administration Council.

The Company only uses foreign exchange derivative instruments to protect a portion of its anticipated capital expenditures that are denominated in US dollars and the payment of interest on US dollar debt. Management has executed foreign currency swap agreements with a notional amount of US$70,400 which fixes the US dollar exposure for the next twelve months related to 88% of interest payable and US$40,000 of equipment to be acquired from foreign suppliers. The Company has no US dollar debt obligations with short or medium term amortization.

The Derivative financial instruments held by the Company are shown below:

	Reference Value		Fair Value
Description	(notional)

	31/12/2008	31/12/2007	31/12/2008	31/12/2007

Swap agreements	US$ 70,400	12,000	438	(2,047)

The net receivable amount of US$438 is recorded as "Other Current Assets " in the balance sheet and during the year ended December 31, 2008 the Company recognized a gain of US$2,711 related to derivative financial instruments which is recorded as other income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

18. Fair Value Measurements

The Company adopted FASB Statement 157 – Fair Value Measurements, (SFAS 157) on January 1, 2008, which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as quoted prices in active markets;
• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Following is a summary of instruments that are valued at fair value:

Fair Value Measurements at December 31, 2008 Using

	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description

Derivative instruments
– foreign exchange
swaps contracts	US$438	US$	US$438	US$ -

The foreign exchange swap contracts are derivative instruments which are used to manage the risk of the effects of a major devaluation of the Brazilian real against the US dollar which are inputs, other quoted prices in active markets , that are observable either directly or indirectly.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

19. Benefits to Employees

a) Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses related to the fringe benefits during the years ended, December 31, 2008, 2007 and 2006 were US$17,517, US$8,308, US$7,409, respectively.

b) Variable compensation

The Company has two complementary compensation plans as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 3 monthly wages if the Company achieves its pre-determined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2008. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2008. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2009.

The expenses related to variable compensation plans during the years ended December 31, 2008, 2007 and 2006 were US$61,554, US$31,767 and US$14,160, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2008, 2007 and 2006
(Thousands of United States dollars)

20. Supplementary Information

Year ended December 31, 2008

	Balance at beginning of the year	Credits (charges) to expense	Effect of currency variation	Balance at end of the year

Descriptions

Allowance for doubtful accounts	US$ (16,803)	US$ (21,870)	US$ 22,428	US$ (16,245)
Income tax valuation allowance	US$ (479,577)	US$ (72,104)	US$ 116,087	US$ (435,594)

Allowance for inventories’
obsolescence	US$ (1,096)	US$ 1,096	US$ -	US$ -

Year ended December 31, 2007

Allowance for doubtful accounts	US$ (11,618)	US$ (18,180)	US$ 12,995	US$ (16,803)

Income tax valuation allowance	US$ (442,974)	US$ 55,103	US$ (91,706)	US$ (479,577)

Allowance for inventories’
obsolescence	US$ (1,430)	US$ 544	US$ (210)	US$ (1,096)

Year ended December 31, 2006

Allowance for doubtful accounts	US$ (11,253)	US$ (10,829)	US$ 10,464	US$ (11,618)

Income tax valuation allowance	US$ (445,565)	US$ 44,834	US$ (42,243)	US$ (442,974)

Allowance for inventories’
obsolescence	US$ (1,848)	US$ 691	US$ (273)	US$ (1,430)

21. Subsequent Event

On February 10, 2009, the Company’s Board of Directors approved a capital increase with the subscription of 1,408,161 common and 2,816,320 preferred shares in the amount of US$26,178 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., subject to the non-controlling pre-emptive stockholders rights.