Form 20-F
period 2009-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2010-05-21
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

Commission file number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Exact name of Registrant as specified in its charter)

Net Communications Services Inc. (Translation of Registrant’s name into English)	The Federative Republic of Brazil (Jurisdiction of incorporation or organization)

Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil
(Address of principal executive offices)

João Adalberto Elek Júnior

Telephone: +55-11-2111-2606

Fax: +55-11-2111-2780

E-mail: joao.elek@netservicos.com.br

 Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing one preferred share, no par value	Nasdaq Global Market
Preferred shares, no par value	Nasdaq Global Market*

*Not for trading but only in connection with the registration of the American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

114,459,685 Common Shares, as of December 31, 2009
228,503,916 Preferred Shares, as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES   X      NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES          NO   X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X      NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Act.

LARGE ACCELERATED FILER   X      ACCELERATED FILER          NON-ACCELERATED FILER

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[  ] U.S. GAAP

[x] International Financial Reporting Standards as issued by International Accounting Standards Board

[  ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17         ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES          NO   X

1

2

3

Certain References and Information

In this Form 20-F, references to “Net Serviços,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents one of our preferred shares.

All references in this Form 20-F to “reais,” “real” or “R$” are to Brazilian reais, and all references to “U.S. dollars,” “$” or “US$” are to United States dollars. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2009 of R$1.7412 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On May 17, 2010, the rate of exchange was R$1.8045 per US$1.00. See “Exchange Rate Information.”

We adopted the requirements of International Financial Reporting Standards, or IFRS, issued by the International Accountings Standards Board during the year ended December 31, 2009. The financial statements and other financial information for the years ended December 31, 2009 and 2008 included elsewhere in this Form 20-F, unless otherwise indicated, were prepared and presented in accordance with IFRS and are presented in Brazilian reais.

Previously published financial statements in our annual report on Form 20-F for our financial year ended December 31, 2008, as well as all prior financial periods, were prepared in accordance with U.S. GAAP. IFRS differs in certain material respects from U.S. GAAP and, accordingly, financial statements for our financial years ended December 31, 2009 and 2008 prepared in accordance with IFRS are not comparable to our financial statements prepared in accordance with U.S. GAAP for 2008 and prior years presented in our reports on Form 20-F. See “Item 5. Operating and Financial Review and Prospects—Change in Accounting from U.S. GAAP to IFRS” and Note 29 to our consolidated financial statements included elsewhere in this Form   20-F.

Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2009.

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

The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers and industry consolidation; failure to keep pace with developments in technology; our inability to charge customers for equipments costs related to multiples outlets; increases in churn rates; increases in programming costs; substantial additional expenses on our network; piracy of our pay-television services; inability to renew licenses; dependence on third parties including suppliers and vendors; interference with our ability to provide our services; increases in use of bandwidth-intensive Internet-based services; government regulations and changes therein; factors pertaining to the Internet access portion of our business; unfavorable outcome in legal proceedings arising out of the regular course of our business; substantial additional taxes on our network; interests of our current major shareholders that may differ from yours; dependence on key members of senior management and any difficulty in hiring new managers; difficulties in integrating companies we acquire; the impact of any weakening of global and Brazilian economic conditions; Brazilian political and economic conditions and interventions by the Brazilian government and changes in exchange rates, inflation, interest rates and performance of financial markets; developments in, and the perception of risk in, emerging market economies; restrictions on the movement of capital out of Brazil; allegation of corruption against the Brazilian government; fewer and less well defined shareholders’ rights related to our ADSs than comparable securities of an U.S. issuer; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; difficulty in exercising certain rights related to our ADSs including preemptive rights ; no dividend entitlement; holdings of preferred shares and ADSs subject to dilution; and limited liquidity of the trading market for ADSs in the U.S.

Developments in any of these areas, which are more fully described elsewhere in this Form 20‑F and which descriptions are incorporated into this section by reference, could cause our results to differ materially from results that have been or may be projected by us or on our behalf. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

We caution that the foregoing list of factors is not exclusive. We urge you not to unduly rely on forward-looking statements contained in this Form 20-F.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official selling rate of the Central Bank of Brazil, or the Central Bank.

Exchange Rate of Brazilian Reais per U.S. Dollar

	Low	High	Average(1)	Period-end

	(Reais per US$1.00)
Year

2005	2.2070	2.6662	2.4125	2.3407
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010 (through May 17)	1.7227	1.8773	1.8004	1.8045

	Low	High

	(Reais per US$1.00)
Month
November 2009	1.7024	1.7588
December 2009	1.7096	1.7879
January 2010	1.7227	1.8748
February 2010	1.8046	1.8773
March 2010	1.7637	1.8231
April 2010	1.7306	1.7806
May 2010 (through May 17)	1.7315	1.8353

_______________________________
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

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.          KEY INFORMATION.

Selected Financial Data

We changed our financial reporting for our annual report on Form 20-F from U.S. GAAP to IFRS, beginning with the financial statements as of and for the year ended December 31, 2009. Therefore, we present in this section the following selected financial data:

•         Selected financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2009 and 2008, included elsewhere in this Form 20-F and presented in accordance with IFRS; and

•         Selected financial and operating data derived from our audited financial statements as of and for the years ended December 31, 2008, 2007, 2006 and 2005, not included herein and presented in accordance with U.S. GAAP.

We maintain our financial records in Brazilian reais. However, certain selected financial data presented below for the years ended December 31, 2008, 2007, 2006 and 2005 are presented in U.S. dollars. In order to prepare such data, we translated our accounts from reais to U.S. dollars, in accordance with Statement of Financial Account Standards, or SFAS, 52 “Foreign Currency Translation” using the Brazilian real as the functional currency. The assets and liabilities were translated from reais to U.S. dollars using the official exchange rates reported by the Central Bank at the balance sheet date and revenues, expenses, gains and losses were translated using the average exchange rates for the period. The translation gain or loss was included in the cumulative translation adjustments component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income.” In comparing amounts in U.S. dollars in different periods, you should consider the historical fluctuations in the Brazilian rate of inflation and in the rate of exchange between the real and the U.S. dollar.

The selected audited consolidated financial data presented in accordance with IFRS set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

On October 11, 2006, we acquired a minority invest in Vivax Ltda., formerly Vivax S.A., or Vivax, and on June 11, 2007, we acquired the remaining outstanding shares of Vivax, which became a wholly owned subsidiary of our company. The financial results of Vivax have been consolidated with our audited consolidated financial statements beginning on June 1, 2007.

On December 29, 2008, we acquired the control of 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A. and 614 TVT Maceió S.A., jointly referred to as “BIGTV”, and BIGTV became a wholly owned subsidiary of our company. The financial results of BIGTV have been included in our audited consolidated financial statements beginning on December 29, 2008. On November 29, 2009, Vivax and BIGTV were merged into Net.

On June 30, 2009, we acquired the control of ESC 90 Telecomunicações Ltda., or ESC 90, and ESC 90 became a wholly owned subsidiary of our company. The financial results of ESC 90 have been included in our audited consolidated financial statements beginning on June 30, 2009.

IFRS Summary Financial and Operating Data

STATEMENT OF COMPREHENSIVE INCOME DATA

	Year Ended December 31,

	2009		2009		2008

	(Convenience translation
	to US$ in thousands,		(R$ in thousands, except per share and share
	except share amounts)		amounts)

Gross sales revenue (1)	US$	3,486,332	R$	6,070,401	R$	4,852,755
Taxes on sales, discounts and cancelations (2)		(836,786)		(1,457,012)		(1,162,346)

Net sales		2,649,546		4,613,389		3,690,409

Operating cost and expenses:
Programming and other direct operating costs		(1,306,522)		(2,274,916)		(1,749,397)
Selling, general and administrative expenses		(594,916)		(1,035,867)		(945,202)
Depreciation and amortization		(355,357)		(618,748)		(493,368)
Other income (expense)		(34,682)		(60,389)		(16,905)

Total operating costs and expenses		(2,291,477)		(3,989,920)		(3,204,872)

Operating profit		358,069		623,469		485,537
Finance Results:
Finance expense		(15,699)		(27,335)		(432,462)
Finance income		53,285		92,779		113,935

Profit before income taxes (expenses)		395,655		688,913		167,010
Income taxes and social contribution		27,013		47,035		(146,756)
Profit from continuing operations	US$	422,668	R$	735,948	R$	20,254

Basic and diluted earnings per common share	US$	1.15	R$	2.01	R$	0.06
Basic and diluted earnings per preferred share	US$	1.27	R$	2.22	R$	0.06
Weighted average number of common shares outstanding		114,301,508		114,301,508		112,947,396
Weighted average number of preferred shares outstanding		228,187,562		228,187,562		225,479,722

OTHER FINANCIAL DATA
Net cash provided by operating activities	US$	575,841	R$	1,002,655	R$	1,291,643
Net cash used in investing activities		(680,349)		(1,184,624)		(1,372,531)
Net cash provided by financing activities		264,584		460,694		248,162

	As of December 31,

	2009		2009		2008

	(Convenience translation
	to US$ in thousands,		(R$ in thousands, except operating data)
	except share amounts)

BALANCE SHEET DATA
Assets:
Total current assets	US$	911,736	R$	1,587,515	R$	1,022,679
Property and equipment		1,589,155		2,767,037		2,237,681
Intangible assets		1,449,097		2,523,168		2,469,757
Prepaid rights for use		378,958		659,842		-
Deferred taxes		369,823		643,936		496,872
Other assets(3)		87,465		152,293		168,941

Total assets	US$	4,786,234	R$	8,333,791	R$	6,395,930

Liabilities:
Total current liabilities	US$	638,606	R$	1,111,941	R$	918,074
Non-current loans payable		1,213,720		2,113,329		1,701,485
Deferred revenues		449,276		782,279		93,912
Other liabilities(4)		470,208		818,727		910,892

Total liabilities		2,771,810		4,826,276		3,624,363

Stockholders’ Equity	US$	2,014,424	R$	3,507,515	R$	2,771,567

Total Liabilities and Stockholders’ Equity	US$	4,786,234	R$	8,333,791	R$	6,395,930

	As of December 31,

	2009	2009	2008

	(Convenience translation to US$ in thousands, except share amounts)
		(R$ in thousands, except operating data)

OPERATING DATA
(at end of period)
Total homes passed by cable, excluding optical network	10,776,603 (5)	10,776,603 (5)	10,192,715
Total connected pay-television
subscribers	3,689,736 (6)	3,689,736 (6)	3,182,196
Cable penetration (7)	34.2%	34.2%	31.2%
ARPU (8)	76.80	133.72	131.47

____________________

(1)   Revenue includes fees from subscription services (pay-television and broadband Internet), connection fees, pay-per-view and fixed line telephony services.

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

(3)   Includes judicial deposits, recoverable income taxes and other non-current assets.

(4)   Includes deferred income taxes and social contributions, provisions and other non-current liabilities.

(5)   Includes 147,094 ESC90 homes passed by cable.

(6)   Includes 31,054 ESC90 total connected pay-television subscribers.

(7)   Cable penetration is calculated by dividing connected subscribers by homes passed as of the end of each period. In 2009, cable penetration without ESC90 homes passed by cable and total connected pay-television subscribers was 34.4%.

(8)   Average Revenue Per User (ARPU) in the above table is calculated by dividing gross sales revenue minus sign-on and hook-up fees for the periods by average households connected to our network for each period. In 2008, ARPU did not include BIGTV and ESC90 gross sales revenue and households connected to our network.

U.S. GAAP Summary Financial and Operating Data

STATEMENT OF INCOME DATA

	Year Ended December 31,

	2008		2007		2006		2005

	(US$ in thousands, except per share and share amounts)

Total Revenue(1)	US$	2,674,964	US$	1,835,911	US$	1,144,671	US$	815,941
Taxes and other deductions from revenues(2)		(641,178)		(415,006)		(243,768)		(155,276)

Net operating revenues		2,033,786		1,420,905		900,903		660,665

Operating cost and expenses:
Programming and other direct operating costs		(967,015)		(685,147)		(435,981)		(329,705)
Selling, general and administrative expenses		(522,449)		(345,879)		(227,878)		(148,264)
Depreciation and amortization(3)		(275,722)		(207,188)		(74,985)		(68,160)
Other income (expense)		(10,454)		(7,446)		10,574		5,071

Total operating costs and expenses		(1,775,640)		(1,245,660)		(728,270)		(541,058)

Operating income		258,146		175,245		172,633		119,607

	Year Ended December 31,

	2008		2007		2006		2005

	(US$ in thousands, except per share and share amounts)

Other income (expenses):
Monetary indexation expense, net; Gain (loss) on exchange rate,
net		(119,904)		28,097		9,051		29,869
Interest expense; Financial expense, net; Interest income		(40,578)		(59,812)		(17,815)		(51,035)
Total other expenses, net		(160,482)		(31,715)		(8,764)		(21,166)

Income from continuing operations before income taxes
(expenses)		97,664		143,530		163,869		98,441
Income taxes (expenses)		(74,458)		(21,376)		40,812		(42,027)

Net income	US$	23,206	US$	122,154	US$	204,681	US$	56,414

Net earnings per common share, basic and diluted	US$	0.06	US$	0.36	US$	0.72	US$	0.22
Net earnings per preferred share, basic and diluted	US$	0.07	US$	0.40	US$	0.79	US$	0.25
Weighted average number of common shares outstanding(4)		112,947,396		111,721,635		108,768,946		97,962,719
Weighted average number of preferred shares outstanding(4)		225,366,389		205,346,283		159,536,115		139,473,358

OTHER FINANCIAL DATA
Cash flows provided by operating activities	US$	686,335	US$	663,364	US$	189,456	US$	26,827
Cash flows used in investing activities		(692,154)		(344,982)		(223,700)		(73,417)
Cash flows provided by (used in) financing activities		166,962		(37,956)		19,543		4,486

	As of December 31,

	2008		2007		2006		2005

	(US$ in thousands, except operating data)

BALANCE SHEET DATA
Assets:
Current assets (5)	US$	570,823	US$	621,281	US$	426,028	US$	306,846
Property and equipment, net(5)		1,023,839		998,872		586,009		420,323
Investments in affiliated companies		-		-		54,786		2,697
Goodwill		814,884		941,922		473,769		268,374
Intangible assets		292,266		308,575		-		-
Other assets (6)		140,144		255,263		270,433		191,875

Total assets	US$	2,841,956	US$	3,125,913	US$	1,811,025	US$	1,190,115

Liabilities:
Current liabilities	US$	495,095	US$	422,953	US$	257,097	US$	221,487
Long-term debt, less current portion		730,333		620,943		421,283		313,108
Deferred sign-on and hook-up fee revenues		45,329		30,841		22,987		20,842
Accrued expenses and other liabilities		331,772		427,469		270,601		269,689

Total liabilities		1,602,529		1,502,206		971,968		825,126

Stockholders’ Equity	US$	1,239,427	US$	1,623,707	US$	839,057	US$	364,989

Total Liabilities and Stockholders’ Equity.	US$	2,841,956	US$	3,125,913	US$	1,811,025	US$	1,190,115

OPERATING DATA:
(at end of period)
Total homes passed by cable, excluding optical network		10,192,715 (7)		9,042,389		7,191,007		6,787,315
Total connected pay-television subscribers		3,182,196 (8)		2,474,039		1,811,995		1,540,227
Cable penetration (9)		31.2%		27.4%		25.2%		22.7%
ARPU (10)		78.82		71.39		56.91		45.96

_____________________

(1)   Revenue includes fees from subscription services (pay-television and broadband Internet), connection fees, pay-per-view and fixed line telephony services.

(2)   Taxes and other deductions from revenues consist primarily of ICMS, ISS, PIS, COFINS, FUST and FUNTEL taxes. See “Item 5. Operating and Financial Review and Prospects—Financial Statement Presentation—Taxes and Other Deductions from Revenues.”

(3)   In light of upgrades made to our cable plant in 2006, we revised the estimated useful lives of specified items of our cable distribution plant as of January 1, 2007. For the year ended December 31, 2007, this change resulted in an increase of US$66.4 million in depreciation expense and a reduction of US$22.6 million in income tax expense.

(4)   Reflects the 15:1 reverse split effective on August 1, 2006.

(5)   In 2006, inventories used for maintenance and repair of our cable plant in the amount of US$24.5 million, previously included in property and equipment, were reclassified as current assets to conform with the current year presentation and to better reflect the intended use of the expendable items.

(6)   Includes judicial deposits, deferred and recoverable income taxes and other non-current assets.

(7)   Includes 409,129 BIGTV homes passed by cable.

(8)   Includes 111,192 BIGTV total connected pay-television subscribers.

(9)   Cable penetration is calculated by dividing connected subscribers by homes passed as of the end of each period. In 2008, cable penetration without BIGTV homes passed by cable and total connected pay-television subscribers was 31.4%.

(10) Average Revenue Per User (ARPU) in the above table (based on U.S. GAAP data) is calculated by dividing total revenues for the periods by average connected pay-television subscribers for each period. In 2008, ARPU did not include BIGTV total revenues. We have changed the calculation for ARPU. ARPU data presented in the table above do not exclude sign-on and hook-up fees from gross sales revenue and are calculated based on average connected pay-television subscribers.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Form 20-F, including the discussions set forth in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and related notes included elsewhere in this Form 20-F.

Risks Related to Our Business

We operate our cable systems under licenses that are non-exclusive, and the industry in which we operate is highly competitive, so that an increase in overbuild and competition can adversely impact our business and results of operations.

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

We currently compete with:

•                     cable systems in seven of the 93 locations in which we operate, including systems in the cities of São Paulo, Curitiba and Florianópolis;

•                     direct-to-home, or DTH, services offered in Brazil by Brazilian and international media consortia and by three large telecommunication companies;

•                     Brazilian broadcast networks and their local affiliates;

•                     multi-channel multi-point distribution systems, or MMDS, in São Paulo and Rio de Janeiro;

•                     wireless telephony services and wireless 3G broadband Internet services offered by wireless telephony companies;

•                     movie theaters, video rental stores and other entertainment and leisure activities generally; and

•                     fixed line telephony service providers.

We also compete with incumbent telecommunications companies in all cities in which we offer pay-television, broadband Internet and fixed line telephony services. Each of these incumbent telecommunications companies has significantly greater financial resources than we do. The attractive demographics of our service territory make it a desirable location for investment by these companies. Their competitive position may be improved due to changes in the current legislative and regulatory framework or if they invest in new technologies or infrastructure.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take in response to the competition we face. Our ability to compete successfully will depend on customer service, on our marketing strategy and on our ability to anticipate and respond to various competitive factors affecting our industry, including the introduction of new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to successfully respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

We may not be able to continue charging our customers for equipment costs related to more than one pay-television outlet per household.

On April 22, 2009, Anatel Resolution No. 528 was published, or Resolution No. 528, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. The Associação Brasileira de TV por Assinatura, or the ABTA (the Brazilian Pay TV Association), filed an administrative appeal to Resolution No. 528 with Anatel. As a result of this appeal, Anatel published a clarification to Resolution No. 528 explaining that pay-television operators can charge for the cost of the equipment, including rental, lease and sale of set-top boxes. However, several state consumer defense associations are challenging this rule in court claiming that pay-television operators cannot charge for multiple outlets, including any equipment cost. We cannot predict the outcome of such claims, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. We estimate that approximately 4% of our revenues for the year ended December 31, 2009, were derived from fees for equipment costs relating to multiple outlets. There can, however, be no assurance that we will be able to charge customers for equipment costs relating to multiple outlets until such challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

We may not be able to keep pace with developments in technology.

Technology in the communications industry is changing rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered obsolete by the advent of superior or cheaper technology. It is also likely that many of the services we will offer in the future will also be offered by our competitors. Moreover, new technologies have been, and will likely continue to be, developed that further increase the number of competitors we face for our video, high-speed Internet and telephony services. Therefore, our failure to introduce these new services rapidly and efficiently to the marketplace and to sell them as effectively as our competitors could significantly harm our ability to generate sufficient revenues from such services. New services, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new services which we may offer, or the development of significant competitive services by others, could have a material adverse impact on our revenues and operating cash flow.

Technological advances could require us to expend substantial financial resources in the development or implementation of new technologies in order to prevent our services from becoming obsolete, and there is no assurance that sufficient financial resources will be available in order to fund new technology, especially in light of our debt service obligations and restrictive covenants. As a result, significant competition in the future may come from new entrants to our markets that do not face the cost of upgrading an installed base of older equipment.

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

Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television, broadband Internet and telephony subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs such as marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. We also incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability, especially for services, such as telephony, where we expect to recover our customer acquisition costs over a longer period. In addition, in 2008 we started to offer a new package targeting a lower income segment. In case of a downturn of the Brazilian economy, or as a result of differences inherent to this new customer segment, we may experience higher churn rates.We have experienced an upward trend in churn rate during the last 12 months. See “Item 4. Information on the Company—Customer Care—Customer Service and Management of Churn.”

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing 22.5% and 23.0% of our net sales in 2009 and 2008, respectively. Under Brazilian law, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

Historically, the amounts charged to us under our programming agreements had been denominated in U.S. dollars. During 2003, we entered into negotiations with our programmers to amend our programming agreements to provide that we are charged for programming in reais instead of in U.S. dollars, so as to reduce the impact of exchange rate fluctuations on our programming costs. In 2009, we concluded the execution of definitive agreements with substantially all of our programmers, which provide that we are charged for programming in reais instead of in U.S. dollars.

In 2008, we entered into new agreements with our programmers to provide for new programming packages that increase subscribers’ flexibility to chose their programming lineup. In connection with the new programming packages, we have agreed with several programmers to guarantee a certain level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount regardless the number of subscribers. One of the programmers has set this minimum guaranteed amount in U.S. dollars. If we do not achieve the agreed level of subscribers with the programmers with which we have agreed to guarantee a certain level of subscribers, which impact could be increased if the real were also to depreciate significantly against the U.S. dollar, our cash flows and operating margins could be adversely affected.

We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, substantially all of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 29% of our total network, as of December 31, 2009. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our cash flows.

Piracy could negatively affect our revenues.

“Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Piracy of our cable television services occurs principally through illegal cable connections to our network which provide our services to unauthorized outlets and unauthorized installations. Brazilian pay-television service providers experience a high rate of piracy, mainly due to Brazil’s economic environment. If we are not able to control levels of piracy under our network, our revenues could be negatively affected.

We operate our cable systems under licenses that are subject to conditional renewal.

Our cable licenses are subject to periodic renewal, which is conditioned upon, among other things, our having met certain requirements concerning our ownership, system build-out and technical, financial and legal ability to operate the system. Anatel may seek a judgment allowing it to revoke the license of a cable television licensee that, due to the lack of technical, financial or legal capacity, fails to render cable television services on a regular basis. Our cable licenses begin to expire in 2011. We cannot assure you that we will be able to maintain the technical and financial capacity necessary to render regular cable television services. Anatel could refuse to renew one or more of our licenses if we fail to provide such regular cable television services. If we were to lose one or more of our licenses, such loss could materially adversely affect our business, financial condition and results of operations.

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

We depend upon various key suppliers and vendors to provide us network equipment, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or services to us on a timely basis or at all, due to operating or financial difficulties or otherwise, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

Unforeseen events could interfere with our ability to provide our services.

Unforeseen events, such as fissures in our cable network, power outages, natural disasters, fire in our control centers or other similar events, could temporarily impair the quality of our signal or prevent us from sending and receiving broadcast signals, as well as causing damage to our equipment. We cannot assure you that should such events occur we would be able to prevent interruptions in our services. Extended interruptions in service may have a negative effect on our revenues to the extent that such interruptions cause customers to cancel services, request for reimbursement or require significant capital resources to correct.

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

Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other things, licensing, local access, commercial advertising and foreign investment. For example, Brazilian cable regulations currently:

•                     require that 51% of the voting rights of the cable television companies be held by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years, or by companies controlled by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years;

•                     place limits on the number of licenses that may be held by any single cable television operator and its affiliates;

•                     provide that cable television licenses may not be transferred without the approval of Anatel;

•                     require cable television operators to carry certain channels or content; and

•                     require us to meet certain quality of service goals and maintain quality of service standards and impose sanctions for failure to meet such goals/standards.

In addition, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. Legislative Bill No. 29/2007, or Bill No.29, proposes restrictions on pay-television operators such as requiring a minimum amount of Brazilian produced content to be distributed and the same must carry channels for all pay-television operators, regardless the technology (cable, MMDS or DTH). In addition, Bill No. 29 would allow telecommunication companies to provide cable services and eliminate foreign ownership limitations on cable companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. It is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business under Bill No. 29.

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

We cannot assure you that we will obtain a final favorable court decision with regard to any particular proceeding. In addition, we cannot assure you that, should a final judgment be entered against us, the plaintiff will permit, or applicable law will allow, us to pay the imposed judgment over time. If we obtain unfavorable outcomes in such proceedings and if we are forced to pay a large judgment over a short period of time, our cash flows could be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings.”

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

Globo Comunicação e Participações S.A., or Globo, Distel Holdings S.A., or Distel, a wholly-owned subsidiary of Globo, and Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, through its subsidiaries Embratel Participações S.A., or Embrapar, and Empresa Brasileira de Telecomunicações S.A., or Embratel, own, directly or indirectly, 99.4% of our common shares as of December 31, 2009. We are indirectly controlled by Globo and Distel (which we refer to collectively as “Grupo Globo” in this Form 20-F), but Telmex Internacional has significant approval rights under the current shareholders’ agreement by and among Grupo Globo, Embratel, Embrapar, GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Telmex Internacional. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements.” In addition, if Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex Internacional would have the right to indirectly acquire control over 51% of our voting common shares. See “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

Telmex Internacional could have significantly different interests in Net Serviços and our operations than Grupo Globo or Telmex Internacional may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it provided to us in the past. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex Internacional has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission, Internet services and satellite pay-television service.

Furthermore, common shares are our only shares of capital stock that hold full voting rights. In accordance with Brazilian corporate law and our by-laws, holders of the preferred shares, and thus of the ADSs, are entitled to vote at meetings of our shareholders in only limited circumstances. This means, among other things, that you, as a holder of preferred shares or ADSs, are entitled to vote only on the following matters:

•                     our transformation, consolidation, merger or spin-off;

•                     valuation of assets used in increases in our capital;

•                     approval of certain specified agreements between us and our controlling shareholders or their affiliates;

•                     selection of a specialized firm skilled in determining our fair market value, in relation to a public offering of our shares; and

•                     a change or repeal of provisions of our by-laws that alter or modify any BM&FBOVESPA (the Brazilian stock exchange), or BM&FBovespa, requirements.

Accordingly, the interests of our major shareholders Grupo Globo and Telmex Internacional may conflict with the interests of holders of our preferred shares, and Grupo Globo and Telmex Internacional may cause us to act in a manner divergent with the interests of such holders.

We depend on key members of our senior management. Any difficulty in hiring new managers could adversely affect our ability to operate our business.

Our business is managed by a small number of key senior managers. The loss of any of these individuals could materially affect our business. In addition, our success depends on our ability to continue to attract and recruit qualified scientific, technical, managerial and administrative personnel. Competition for qualified personnel in Brazil is strong, and there are generally a limited number of professionals with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain such managers or do so without costs or delays, nor can we assure you that we will be able to find new qualified senior managers, should the need arise. A failure to either retain or to hire new qualified senior managers could adversely affect our business.

Acquisitions could prove difficult to integrate or have an adverse effect on our results of operations.

As part of our growth strategy, we seek opportunistically to acquire other cable television and broadband Internet service providers in Brazil, and we are actively considering certain acquisition opportunities. Our failure to successfully complete acquisitions would limit the potential for subscriber and revenue growth. Any acquisition involves numerous risks, including: (1) potential loss of key employees or clients of acquired companies; (2) difficulties integrating acquired personnel and distinct cultures into our business; (3) difficulties integrating acquired companies into our operating, financial planning and financial reporting systems; (4) diversion of management attention from existing operations; and (5) assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with applicable telecommunications regulations and tax contingencies.

Acquisitions may also involve significant anticipated and unexpected cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on our financial condition, results of operations and cash flows. Any acquisition may ultimately have a negative impact on our business and financial condition.

Weakening economic conditions and turmoil in the financial markets may negatively impact our ability to attract new subscribers, increase fees and maintain or increase revenues.

The global economy, including the Brazilian economy, has experienced a downturn in the recent past and the future economic environment may continue to be less favorable than that of recent years. Most of our revenue comes from residential subscribers whose spending patterns may be affected by prevailing economic conditions. A weakening in general economic conditions could lead to reductions in consumer demand for our services and a continued increase in the number of homes that replace their traditional telephone service with wireless service, which would negatively impact our ability to attract customers, increase rates and maintain or increase subscription revenues. Our ability to achieve incremental growth in pay-television and broadband Internet subscribers is dependent to a large extent on growth in the disposable income of Brazilians. If growth in the disposable income of Brazilians starts to decline, it may negatively impact our ability to gain new pay-television and broadband Internet subscribers. In addition, current subscribers may reduce the advanced or premium services to which they subscribe, or may discontinue subscribing to our cable or broadband Internet services. We may also be unable to increase the fees we charge our subscribers. If economic conditions continue to deteriorate, the growth of our business and results of operations may be adversely affected.

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

All of our operations and customers are located in Brazil. Therefore, our results of operations and financial condition depend upon the level of economic growth in Brazil, and, consequently, upon customer demand for our services. Weakness in the Brazilian economy has adversely affected our subscriber and revenue growth in the past. Similar or more severe economic weakness would lead to shortfalls in our revenues and subscriber levels and could have an adverse impact on the market price of our preferred shares and ADSs. See “—Weakening economic conditions may negatively impact our ability to attract new subscribers, increase fees and maintain or increase revenues.”

The real increased in value by 25.5% against the U.S. dollar in 2009, from an exchange rate of R$2.3370 per US$1.00 at December 31, 2008 to an exchange rate of R$1.7412 per US$1.00 at December 31, 2009. The average exchange rate in 2009 was R$1.9905 per US$1.00, a decrease in value of the real against the U.S. dollar of 8.6% when compared to an average exchange rate of R$1.8335 per US$1.00 in 2008. The real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the long-term. Accordingly, potential depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

Our revenues are in reais. A significant percentage of our capital expenditures, including network equipment costs, and a portion of our indebtedness are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased cash flows and in a net loss as a result of higher financial expenses.

Brazilian political and economic conditions have a direct impact on our business, and the Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.

Our financial condition and results of operations are substantially dependent on the Brazilian economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of the economy. In addition, changes in administrations may result in changes in government policy that may affect our business. The next presidential election in Brazil will take place in October 2010. Our business, financial condition and results of operations may be adversely affected by changes in policy as well as by other factors outside of our control, such as currency fluctuations, inflation, price instability, interest rates, monetary policy, the liquidity of Brazilian capital markets, general economic growth, tax policy, wage and price controls, energy shortages and other political, diplomatic, social and economic developments in or affecting Brazil.

Adverse economic, political and social conditions may inhibit demand for our services and create uncertainties regarding our operating environment, which could have a material adverse effect on us.

Inflation could increase our costs, contribute significantly to economic uncertainty in Brazil and cause heightened volatility in the Brazilian securities markets.

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Brazil’s rate of inflation, according to the IGP-M, was 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008 and (1.7%) in 2009. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

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

To the extent that economic problems in emerging market countries or elsewhere negatively impact Brazil and adversely affect Brazilian securities markets, our business and the market price of the preferred shares and ADSs may be adversely affected.

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

In the past, the federal government has faced allegations of political corruption. As a result, a number of politicians, including senior federal officials, resigned. In addition, members of the Brazilian executive and legislative branches of government have been investigated as a result of allegations of unethical or illegal conduct. It is impossible to foresee the possible conclusions of such investigations and whether similar conclusions will adversely affect the Brazilian economy. As a result, similar uncertainties, allegations of unethical or illegal conduct or other future developments in Brazilian politics may adversely affect us and our business and results of operations. We cannot predict whether such allegations will lead to further instability or whether new allegations against key Brazilian government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations and their effect on the Brazilian economy.

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

The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to be entitled to remit U.S. dollars abroad for distributions relating to the preferred shares or upon the disposition of the preferred shares. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of the exchange, on the custodian’s electronic certificate of registration. Thereafter, you may not be able to obtain, and the custodian may not be able to remit, U.S. dollars abroad upon the disposition of the preferred shares unless you obtain your own electronic certificate of registration or register your investment in the preferred shares under specified regulations that entitle foreign investors to buy and sell securities on the BM&FBovespa. These regulations require, among other things, the execution of foreign exchange transactions without actual payment orders, which are subject to IOF tax. If you obtain an electronic certificate of registration, you may be subject to taxation on gains with respect to the preferred shares. In addition, if you are resident in a tax haven jurisdiction, gains with respect to the preferred shares will be subject to unfavorable tax treatment. If you obtain an electronic certificate of registration, you may be subject to unfavorable tax treatment on gains with respect to the preferred shares unless you are resident in a tax haven jurisdiction. See “Item 10. Additional Information—Taxation—Material Brazilian Taxation Considerations.” If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner.

We cannot assure you that the custodian’s electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from any disposition will not be imposed in the future.

You might be unable to exercise certain rights, including preemptive rights with respect to the preferred shares.

As a holder of ADSs, as opposed to holders of preferred shares, you may find it difficult to exercise some of your rights. For instance, if we fail to timely provide the depositary with voting materials, you may not be able to give instructions to the depositary on how it should vote your ADSs. In addition, you may not be able to exercise the preemptive rights relating to the preferred shares, including preferred shares underlying the ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements is available. We are not obligated to file a registration statement with respect to the preferred shares or other securities relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from the registration requirements is available, you will receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold by the depositary, they will be allowed to lapse.

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

The issuance by us or our major shareholders of a substantial number of preferred or common shares could decrease the market price of preferred shares in general and ADSs. In the future, subject to the restrictions of our debt facilities and debt instruments, we may choose to raise further capital by issuing additional preferred shares, convertible securities or other equity-related securities. The timing, terms, size and pricing of any such transaction will depend on investor interest and market conditions. Any issuance of equity or equity-related securities, however, would dilute your holdings-and possibly substantially-to the extent that preemptive rights are not made available to you or exercised by you.

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

As of December 31, 2009, there were approximately 62.6 million of our ADSs outstanding. The average daily trading volume for our ADSs on the Nasdaq Stock Market’s, or NASDAQ, Global Market during 2009 was approximately 628,600 ADSs per day, equivalent to approximately US$6.6 million per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States.

ITEM 4.          INFORMATION ON THE COMPANY.

Business Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable operator in Brazil and in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2009, we had 3.7 million pay-television connected subscribers in 93 locations we are in Brazil, including in São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 2.9 million subscribers as of December 31, 2009. We also provide fixed line telephony through our NET Fone via Embratel service, which had 2.6 million subscribers as of December 31, 2009. As of December 31, 2009, our advanced network of coaxial and fiber-optic cable covered over 61,000 kilometers and passed approximately 10.8 million homes of which approximately 7.8 million belong to high and middle income classes and approximately 79% of such network had two-way communication capability. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2009, we had total gross sales revenue of R$6,070.4 million.

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

In 2004, we began to offer digital cable services to our subscribers. As of December 31, 2009, we offered digital cable in 43 locations, including Rio de Janeiro and São Paulo. Through providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand, interactive services and high-definition content.

In 2005, we launched high-speed broadband Internet services to our subscribers, offering speeds of 2Mbps, 4Mbps and 8Mbps. In 2008, to respond to a demand for faster connections to the Internet, we increased speeds of NET Vírtua to 3Mbps, 6Mbps and 12Mbps. In 2008, we also began to offer NET Vírtua 5G in the cities of São Paulo and Rio de Janeiro, providing a speed of 60Mbps that combines high network capacity with Docsis 3.0 technology.

Since 2006, we have provided a fixed line telephony service in partnership with Embratel, which marked our entry in the triple play market (joint offering of pay-television, broadband Internet and fixed line telephony). This product, which uses voice-over-internet protocol technology, works like conventional fixed line telephony and allows the user to make local, long distance and international calls to any telephone or handset, such calls being charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Subscribers have the benefit of making calls between NET Fone subscribers at no cost within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services by offering to our subscribers an additional quality service option. In 2008, we launched a new package that includes our fixed line telephony services, broadband Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and high-speed broadband Internet are less important. In 2009, we launched broadband Internet services at a speed of 200kbps under the “Internet Popular” brand name in the state of São Paulo, in connection with São Paulo state’s policy, which exempts Internet services from the ICMS if the package offers a minimum speed of 200kbps at a price no higher than R$29.90, to increase Internet broadband availability to the lower income segment.

In 2007, 2008 and 2009, we completed the acquisition of Vivax, BIGTV and ESC 90, respectively, whereby each became a wholly-owned subsidiary of Net Serviços, and on November 29, 2009, Vivax and BIGTV were merged into Net. We have completed the integration of Vivax, BIGTV and ESC 90 into our company by introducing our brand name in cities served by Vivax, BIGTV and ESC 90 and launching our entire line of products in these areas, in addition to having completed integration of the administrative and billing systems.

On December 29, 2009, we entered into two Indefeasible Right of Use, or IRU, agreements with Embratel, each with a term of five years beginning on December 1, 2009, to (i) use Embratel’s network in the long-term for the provision of our broadband Internet service in considerationexchange for a one-time payment in the amount of R$849.6 million; and (ii) allow Embratel to use our transmission capacity in local accesses in our hybrid fiber-coaxial network to provide fixed telephony services in considerationexchange for a one-time payment in the amount of R$873.5 million. We deferred the For financial accounting purposes, we have elected to defer both our rental expenses to Embratel and our rental revenue and itfrom Embratel under the IRU agreements. Such amounts will be recognized monthly based onover the rental termsterm of five yearsthe IRU agreements.

Grupo Globo, through GB, is our controlling shareholder. Telmex Internacional, through Embratel and Embrapar, holds a significant equity stake in us and has significant approval rights under a shareholders’ agreement with Grupo Globo. As of December 31, 2009, together, Grupo Globo and Telmex Internacional directly and indirectly own 99.4% of our common shares and 13.7% of our preferred shares.

Strategy

Our goal is to become a multiservice company that is the leading provider of entertainment and communications services in the Brazilian residential market. Our strategy to achieve our goal is to provide triple play offerings (joint offerings of pay-television, broadband Internet and fixed line telephony) in the marketplace. In order to execute such a strategy, we have focused our attention and resources on (i) maintaining our position as Brazil’s leading provider of pay-television services, (ii) pursuing the continuing growth of our broadband Internet business, (iii) further developing our offering of fixed line telephony services under the “NET Fone Via Embratel” brand name, (iv) making strategic acquisitions of other cable television and broadband Internet providers, such as the acquisitions of Vivax, BIGTV and ESC 90, described above, and (v) improving our customer service. We are undertaking the following business and financial initiatives to support our strategy:

Business Initiatives

•                     Pursue growth with profitability. We focus our marketing and sales efforts on households covered by our network. Through this targeted marketing approach, we hope to encourage existing customers to migrate to higher-end programming packages and to purchase value-added services, while at the same time attracting new subscribers to our services.

•                     Continue the growth of NET Vírtua, our broadband Internet service. Broadband Internet has generally an attractive return. The main processes involved in NET Vírtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. Since its launch, increasing the transmission speed of NET Vírtua has been an important factor in driving additional growth, as demand from broadband Internet users has increased as a result of the rising popularity of bandwidth-intensive Internet-based services.

•                     Pursue further growth of fixed line telephony services. Since March, 2009, number portability for all telephony subscribers is available in Brazil. We intend to take advantage of number portability as we have a lower subscriber base compared to our competitors. We have begun marketing campaigns targeting subscribers to transfer their main fixed line telephone number to our service.

•                     Continue to rollout digital cable and remain technologically competitive. We offer digital cable in 43 locations, including Rio de Janeiro and São Paulo. By providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. Since 2007, we have offered a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities.

•                     Enhance our triple play offer. We compete in the triple play market (joint offering of pay-television, broadband Internet and fixed line telephony). We aim to increase the number of subscribers that are using a higher number of our services, thereby increasing our share of our customers’ spending on entertainment and communication.

•                     Provide reliable, high quality products and responsive customer service. We view our business as a service business. Therefore, we aim to provide high quality products and services and achieve higher levels of customer satisfaction in respect of our pay-television, broadband Internet and fixed line telephony services and our responsiveness to customer inquiries, including improving call centers.

•                     Make strategic acquisitions. We seek opportunistically to acquire other cable television and broadband Internet providers and to integrate their operations into our network. Consistent with this strategy, we acquired control of Vivax in 2007, of BIGTV in 2008 and of ESC 90 in 2009. We expect to make further acquisitions, subject to the availability of suitable targets and the receipt of regulatory approval.

Financial Initiatives

•                     Initiatives to fund our business growth. We expect to fund organic growth in the near term through our own cash flow generation. We have achieved our objective of having a debt amortization schedule compatible with our cash generation, allowing us to sustain growth mainly from our own cash generation. However, we may in the future determine to issue additional indebtedness in order to fund inorganic growth and strategic initiatives.

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

•                     Hedge our short-term cash disbursement. We import certain equipment, including set-top boxes and cable modems and we pay for this equipment in U.S. dollars. In addition, a portion of our debt is denominated in U.S. dollars. In order to protect our cash disbursement we hedge our expected cash payments up to the next 36 months. We carry no positions in speculative derivatives. Our derivative positions are exclusively to protect our cash disbursement exposure to the U.S. dollar.

•                     Continue our focus on corporate governance. Since June 2002, our shares have been listed on the BM&FBovespa’s Special Corporate Governance Level 2, or Level 2, which provides enhanced shareholder protections. We believe that trading our shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, we have established certain voting rights with regard to our preferred shares, and we offer 100% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the BM&FBovespa.” Our ADSs are also listed on NASDAQ and as of the date of this annual report we are in compliance with their listing requirements. As of December 31, 2009, we were in compliance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.”

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

As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, in 2006 we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services to continue our current growth on a sustainable basis. In 2007, we concluded the expansion of our bi-directional network targeting high and middle class households, we expanded our digital-based services to several additional geographic regions and we concluded the acquisition of Vivax. In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name, which is targeted at a lower income segment of potential customers for whom pay-television and high speed broadband Internet are less important. We also began to offer “Net Vírtua 5G,” which provides a speed of 60Mbps in the cities of São Paulo and Rio de Janeiro, combining our high network capacity with Docsis 3.0 technology, and we concluded the acquisition of BIGTV. In 2009, we launched a Broadband Internet package for the lower income segment in São Paulo and we concluded acquisition of ESC 90, as described below.

Acquisition of ESC 90

On August 29, 2008, we executed a Private Instrument of Purchase and Sale of Shares Agreement with EDP — Energias do Brasil S.A. under which we agreed to acquire 100% of the shares representing the capital of ESC 90. We completed the acquisition of ESC 90 on June 30, 2009. The purchase price was R$98 million and we paid for this acquisition in cash on the date of the closing of the transaction. ESC 90 has operations in two cities, Vitória and Vila Velha, in the state of Espírito Santo.

As part of our long-term strategy, we continue to evaluate potential acquisitions of other Brazilian companies.

Our Services

We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet services and telephony services. As an important part of our overall strategy, in 2006 we launched our triple play offering, a bundle of cable television, broadband Internet and fixed line telephony services.

We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of December 31, 2009, we had 3.7 million pay-television subscribers, 2.9 million broadband Internet subscribers and 2.6 million fixed line telephony subscribers, as compared to 3.2 million pay-television subscribers, 2.3 million broadband Internet subscribers and 1.8 million fixed line telephony subscribers as of December 31, 2008.

The table below shows the percentage of our revenues that each of our pay-television and broadband Internet subscriptions, sign-on and hook-up fees and other services, which includes fixed line telephony services and pay-per-view, accounted for the years ended December 31, 2009 and 2008:

	Year ended December 31,

	2009		2008

	(R$ in thousands)%		(R$ in thousands)%
Revenues:
Pay-TV and broadband Internet
subscriptions	R$5,301,316	87.3%	R$4,298,281	88.6%
Sign-on and hook-up fees	117,055	1.9%	77,459	1.6%
Other services	652,030	10.8%	477,015	9.8%

Total operating revenue	R$6,070,401	100%	R$4,852,755	100%

Pay-Television

Currently, most of our revenues are derived from our operations related to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 93 locations in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to offering a broad variety of quality programming coupled with a range of programming packages.

According to Pay-TV Survey No. 157, published in March 2010, we provided service to approximately 49% of Brazil’s pay-television subscribers as of December 31, 2009.

Our Programming Packages

We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$54.90 to R$244.90 per month. We divide our packages into three major categories: top, which includes the Total and Família packages; intermediate, which includes the Atualidade, Estilo and Diversão packages; and basic, which is represented by the Compacto package.

We offer digital cable services to our subscribers in 43 locations under the “NET Digital” brand name. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at multiple times in short intervals. In December 2007, we introduced high-definition cable television services under the “NET Digital HD MAX” brand name.

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

Programming Sources

On June 27, 2004, we entered into an amended and restated programming agreement with a term of 10 years with Net Brasil S.A., or Net Brasil, whereby we obtain all of our programming from Brazilian sources through Net Brasil and all international content from sources outside of Brazil, for our own account and benefit. On June 27, 2004, we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name until 2015 and, in the case of termination, for an additional 30 months from the date of termination. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

We have agreed with several programmers to guarantee a minimum level of subscribers to be charged. If we do not achieve this level of subscribers, we must pay a fixed amount regardless the number of subscribers. One of the programmers has set this minimum guaranteed amount in U.S. dollars. Historically, our subscriber base has never been below the minimum level and we have been charged according to the actual number of subscribers, which is denominated in reais.

Broadband Internet

In April 2000, we launched NET Vírtua. NET Vírtua is, by number of subscribers, the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2009, our broadband Internet service was available in the 87 locations in Brazil, including São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Curitiba, Porto Alegre, Florianópolis, Campo Grande and Goiânia, reaching 8.6 million homes and serving 2.9 million residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband Internet separately from other services. Since 2005, we have provided high-speed broadband Internet services, and in 2008, we increased the transmission speeds to 3Mbps, 6Mbps and 12Mbps. In 2009, we launched the “Internet Popular” broadband Internet package, offering transmission speed of 200Kbps.

According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2009, we were the second largest broadband Internet provider in terms of number of subscribers in Brazil, servicing 25% of Brazil’s broadband subscribers.

Our Service Packages

As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Towards that end, we currently offer through NET Vírtua Internet connection speeds ranging from 100 Kbps to 60 Mbps with monthly subscription fees that range in price from R$29.80 to R$219.90 per month, as of December 31, 2009.

Fixed Line Telephony

In March 2006, we launched, in partnership with Embratel, our fixed line telephony services, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed at the residential market and complements our existing pay-television and broadband Internet services by offering our subscribers an additional fixed line telephony services option. As of December 31, 2009, the service was available in 84 locations including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, and we had 2.6 million residential subscribers.

Our Service Packages

We currently offer through NET Fone Via Embratel a fixed line telephony service with a minimum monthly subscription fee from R$14.90 to R$79.90, as of December 31, 2009.

Triple Play

In March 2006, we started to offer our triple play packages, a combination of pay-television, broadband Internet and fixed line telephony services, which have been our primary service offerings directed at the residential market. As of December 31, 2009, triple play packages were available in 84 locations including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

Our Service Packages

We currently offer various combinations of pay-television, broadband Internet and fixed line telephony services through our triple play packages, with monthly subscription fees that range in price from R$39.90 to R$499.90 per month, as of December 31, 2009.

Operations

Subscriber and Operational Data

In building our network, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

	As of December 31,

	2009	2008

	(in thousands)
Total connected pay-television subscribers	3,690	3,182
Total connected broadband Internet subscribers	2,882	2,284
Total connected fixed line telephony subscribers	2,557	1,802
Total kilometers of cable network	61	59
Total kilometers of bi-directional cable network	36	33
Total homes passed	10,777	10,193
Total bi-directional homes passed	8,552	7,527
Average pay-television penetration(1)	34.2%	31.2%
Average broadband Internet penetration(2)	33.7%	30.3%

__________________________________

(1) Defined as total connected pay-television subscribers divided by total homes passed.

(2) Defined as total connected broadband Internet subscribers divided by total bi-directional homes passed.

Regional Data

All of our corporate decisions and strategy are centralized at Net Serviços. As of December 31, 2009 and only for operational reasons, we managed our operations as three regional clusters as follows:

Region 1. This cluster covers the state of São Paulo.

Region 2. This cluster covers the states of Rio de Janeiro, Belo Horizonte, Espírito Santo, Distrito Federal, Goiás, Mato Grosso do Sul, Amazonas, Pernambuco, Alagoas and Paraíba.

Region 3. This cluster covers the states of Paraná, Santa Catarina and Rio Grande do Sul.

Network Technology

General

Cable television utilizes a broadband network employing radio frequency transmission over fiber-optic and coaxial cable lines to transmit multiple channels carrying images, sound, voice and data between a central facility and the subscriber’s television set. A cable system consists of three major parts:

•                     A headend, which is the point from which a programming or other signal originates along a network. A headend typically includes a satellite dish, satellite receivers, modulators, amplifiers and video cassette playback machines. Our headends typically receive programming content via satellite and then amplify, process and feed this signal into a distribution path that reaches the subscriber.

•                     A distribution network, which consists of fiber-optic cable and coaxial cable. A signal generally travels most of its distance over fiber-optic cable and is transferred to coaxial cable at a “node.” As it approaches the subscriber, the network carries the signal over progressively smaller cables, terminating with the drop cable that connects to the subscriber’s television receiver.

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

At December 31, 2009, our cable network totaled over 61,000 kilometers. The following table sets forth, as of December 31, 2009, the percentage of homes passed by our cable network with the bandwidth capacity indicated:

Percentage	Bandwidth Capacity

46%	750 MHz or above
47%	550 MHz
7%	450 MHz or less

As of December 31, 2009, we had coded, or “scrambled,” the signal of 79% of the homes we passed, with the objective of reducing piracy.

As of December 31, 2009, we had activated two-way, or bi-directional, technology for 8.6 million homes passed. This technology permits us to offer broadband Internet and fixed line telephony services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

At December 31, 2009, our network consisted of 5,867 fiber nodes that we estimate fed on average 1,837 homes each. Each node is fed with sixteen fibers. This architecture allows for future migration to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television, near video-on-demand and video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through NET Vírtua and fixed line telephony service through NET Fone Via Embratel. In 2009, we invested in certain network improvements, mainly spliting the fiber nodes, so that each node covers less homes, which allows us to provide our customers higher Broadband Internet speeds.

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

We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2009, of 7,420 employees, as well as by employing independent contractors.

MMDS

In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with 48,000 subscribers as of December 31, 2009. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

Customer Care

Customer Service and Management of Churn

We believe that, by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Historically, our annual churn rate for pay-television has been in the range of approximately 13% to 16% since 2005. Churn rate has increased since 2007 primarily due to our acquisition of Vivax which historically had a higher churn rate than us. Churn rate is indicated in the table below:

Pay-television
Year	Churn Rate

2009	15.7%
2008	14.9%
2007	15.4%
2006	13.4%
2005	13.8%

In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Our annual bad debt expense, as a percentage of revenue, has been stable since 2004, as indicated in the table below:

Bad Debt as a Percentage of Net
Year	Revenues

2009	0.9%
2008	1.1%
2007	1.3%
2006	1.2%
2005	1.2%

We manage five large call centers and various smaller call centers and outsource the operation of our call centers to third parties. TNL Contax S.A. and Tivit S.A are the major customer service suppliers to whom we have outsourced the operation of various of our large call centers. We require that the operators of our call centers comply with high standards for service quality.

New call center regulations came into effect in December 2008, requiring improved customer service; for example, call centers must provide clients with the option to contact an operator in the first electronic menu, be available 24/7 and respond to client complaints within five days. We have implemented these call center requirements in all of our call centers.

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

•                     targeting marketing opportunities based on demographic data; and

•                     employing the “NET”, “NET Vírtua”, “NET Digital”, “NET Digital HD MAX” and “NET Fone Via Embratel” brand names to promote subscriber awareness and loyalty.

To increase subscriber penetration and to introduce more value added services to our customers, we use coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail, retail sales, condominium sales channels and outsourced customer service centers. Each of these marketing techniques focuses on minimizing our cost of acquisition of new customers.

As a strategy to attract new subscribers, we also offer promotions that grant a discount for the first few monthly subscription fees, among other things. For example, new subscribers to certain packages can receive up to 50% discount for the first three monthly subscription fees.

Since 2008, we have engaged in a marketing campaign for our new package, NET Fone.com, that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable. This marketing campaign has targeted a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

The Social Responsibility Project

We have an ongoing social responsibility project in which we participate in community projects in areas in which we operate. One of these programs is “Net Educação” (Net Education), a broad social responsibility project emphasizing the training of public schoolteachers throughout Brazil. Net Educação was implemented in January 2004 and is backed by the United Nations Education, Scientific and Cultural Organization and the São Paulo State Education Secretary. Net Educação oversees the installation of pay-television stations in schools participating in the project and provides academic support through the Internet portal www.neteducacao.tv.br. Net Educação also transmits an educational program through one of our cable channels. As of December 31, 2009 the project covered over 4,800 public schools.

On November 26, 2009, we launched “Net Comunidade” (Net Community), a new social responsibility project aiming to stimulate social transformation through the creation of offices that offer free training on journalism, photographs, production and digital media, among others. Net Comunidade was implemented in partnership with São Paulo city hall, Instituto Asas and ONG Cidade Escola Aprendiz.

Competition

According to Pay-TV Survey No. 157, published in March 2010, we provided service to 49% of Brazil’s pay-television subscribers as of December 31, 2009. In addition to other pay-television providers, such as DTH, we compete with free broadcast television and other sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition have emerged as a result of changing technology and approval by regulatory authorities, which allowed regional telecommunication companies to merge and telecommunications companies to enter the cable television market. In 2007, Anatel approved the acquisition of cable companies by two major telecommunications companies, which has increased competition, particularly in the triple play market. In 2008, a telecommunication company started to offer triple play services through fiber network for a limited number of households in certain districts in the city of São Paulo. In addition, the availability of bundled services offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase churn. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

The following describes our key sources of competition:

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 55 million television households as of December 31, 2008, according to www.teleco.com.br, a website that furnishes telecommunications data. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

DTH

DTH systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings. DTH systems are less capital intensive than building cable television networks and, different from cable, DTH has a nation-wide license, allowing DHT operators to offer services more broadly within Brazil. This competitive advantage, however, may be offset by several factors. Among these is that DTH tends to entail higher monthly subscription fees than cable. In addition, DTH requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas. Currently, we compete with four DTH operators in all cities where we offer our services.

Cable Overbuilds

According to Pay-TV Survey No. 157, as of December 31, 2009, the Brazilian cable industry consisted of 48 cable operators in approximately 200 municipalities, serving an estimated 4.3 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are non-exclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in the cities of São Paulo, Curitiba, Florianópolis, Pelotas, Rio Grande, Vitória and Belo Horizonte.

MMDS

Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 157, as of December 31, 2009, it was estimated that MMDS accounted for approximately 5% of pay-television services in Brazil. We estimate that we accounted for approximately 13% of all MMDS subscribers in Brazil.

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

Fixed Line and Wireless Telephony

Fixed line telephony services are currently being offered in Brazil primarily by fixed line and wireless telecommunications companies. In addition, our fixed line telephony product competes with other voice-over-internet protocol providers.

Licenses

We currently hold 95 licenses to operate pay-television systems. Three of these licenses are for MMDS service and the remaining 92 are for cable services.

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

•                     compliance with applicable laws and regulations; and

•                     the payment of a fee.

Description of Property

We own most of the fixed assets essential to our operations. As of December 31, 2009, our major fixed assets were:

•                     47,956 kilometers of coaxial cable and 13,449 kilometers of fiber-optic cable;

•                     set-top boxes and cable modems for subscribers’ homes, including digital and high-definition set-top boxes;

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

Once a cable television license is granted, the licensee has an 18-month period from the date of the license grant to complete the initial stage of the installation of the cable system and to commence providing cable services to subscribers in the service area. The 18-month period is subject to a single 12-month extension at the request of the licensee, with such extension granted at the discretion of Anatel. Although Anatel has indicated it is considering granting new licenses, Anatel hasn’t granted new licenses for cable television services recently.

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

•                     a channel for use by local non-profit private institutions; and

•                     a channel for use by the Brazilian Supreme Court.

In addition to the above, Bill of Law PLV 2/08, which was approved by the Senate on March 12, 2008 and remains subject to the President’s approval, created “TV Pública” (a public television entity) and requires that pay-television operators make available within their service areas two new channels, in addition to those already required by Law No. 8,977:

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

Anatel Resolution No. 411, issued on July 14, 2005, and effective as of January 2006, established mandatory goals for pay-television services in Brazil known as the General Plan of Quality Goals for Pay-Television Services, or PGMQ. The PGMQ establishes a total of ten goals, which we are required to comply with the following goals which are divided into four different groups:

•         Service Quality Goals.

1.      Do not exceed certain ratio of total received complaints to total connected subscribers;

2.      Achieve certain level of total requested installations; and

3.      Not charging a certain percentage of subscribers 24 hours after a disconnection request.

•         Customer Service Goals.

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

Anatel Resolution No. 488, issued on December 3, 2007, or Resolution 488, amended by Anatel Resolution No. 505 and effective as of June 2008, established the Administrative Act for the Protection of Pay-Television Subscribers (Regulamento de Proteção e Defesa dos Direitos dos Assinantes dos Serviços de Televisão por Assinatura). Among other things, Resolution 488:

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

On April 22, 2009, Resolution No. 528 was published, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. The ABTA filed an administrative appeal to Resolution No. 528 with Anatel. As a result of this appeal, Anatel published a clarification to Resolution No. 528 explaining that pay-television operators can charge for the cost of the equipment, including rental, lease and sale of set-top boxes. However, several state consumer defense associations are challenging this rule in court claiming that pay-television operators cannot charge for multiple outlets, including any equipment cost. We cannot predict the outcome of such claims, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. We estimate that approximately 4% of our revenues for the year ended December 31, 2009, were derived from fees for equipment costs relating to multiple outlets. There can, however, be no assurance that we will be able to charge customers for equipment costs relating to multiple outlets until such challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

The Brazilian Congress is currently discussing a series of bills, which, if enacted, may significantly modify the current regulatory framework. Some of these legislative discussions are at a preliminary stage, and it is unclear what modifications, if any, may ultimately be enacted.

Bill No. 29 proposes restrictions on pay-television operators such as requiring a minimum amount of Brazilian produced content to be distributed and the same must carry channels for all pay-television operators, regardless the technology (cable, MMDS or DTH). In addition, Bill No. 29 would allow telecommunication companies to provide cable services and eliminate foreign ownership limitations on telecommunication companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. It is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business under Bill No. 29. On December 9, 2009 Bill No. 29 was approved at the Brazilian Congress’ Science and Technology Commission. As of the filing date, Bill No. 29 is being discussed at the Brazilian Congress’ Constitutional and Justice Commission.

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

Since their establishment in Brazil, MMDS services have been operated on two frequency ranges: 2,500-2,690 MHz and 2,170-2,182 MHz. Anatel Resolution No. 429, issued and effective on February 13, 2006, provided that the latter frequency range (2,170-2,182 MHz, or the “SCM Range”) will no longer be available for MMDS services. Instead, the SCM Range will be used primarily for multimedia communications services, or SCM. Authorizations for the operation of MMDS services on the SCM Range that were granted by Anatel prior to February 13, 2006 will remain valid until their respective expiration dates. Our current MMDS authorizations expire on February 16, 2024.

More recently, Anatel published the Public Consultation No. 31 (“Consulta Pública No. 31”) defining that 140MHz out of the 2,5000-2,690 MHz band will be assigned to mobile services (SMP) instead of MMDS services by the end of 2015. This ruling has been questioned by several associations and Congress, and Anatel has not published a final decision. It is possible that all MMDS operators will be assigned 50 MHz by 2015. As our operations are primarily offered by cable, we do not expect Anatel Public Consultation No. 31 to have a material impact on our operations.

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

With respect to cable television services, although the PGO permitted the switched fixed telephone operators to provide other telecommunications services, they were and remain subject to certain limitations. For instance, the license agreement among Federal Government and the local fixed-line telephone carriers prohibits such carriers from providing cable television services or owning interests in cable television carriers in the same switched fixed telephone services license areas. According to Law No. 8,977, the carriers may only provide such cable television services where there is a clear of lack of interest by other private companies to provide such services. In December 2008, Anatel approved a new PGO, allowing the merger of two local fixed-line telephone carriers.

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

Although we have increased the amount reserved to cover losses with respect to the tax and social security, civil and labor proceedings to which we are a party, total reserves according the IFRS decreased from R$695.9 million as of December 31, 2008 to R$605.4 million as of December 31, 2009.

The table below sets forth the reserves established for administrative and judicial tax and social security proceedings, civil litigation and labor proceedings as of December 31, 2009:

(R$ in thousands)

Tax and social security related matters	$ 505,752
Labor related matters	53,576
Civil related matters	46,035

Total	$ 605,363

Of the R$605.4 million of liabilities listed above, R$156.4 million is currently being disputed in court proceedings and R$448.9 million relates to administrative proceedings, which have been brought against us. As of December 31, 2009, we have made judicial deposits in an aggregate amount of R$74.7 million related to such proceedings and disputes.

Administrative tax proceedings

IOF

We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Secretariat of the Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have recorded liabilities in the amount of R$60.7 million with respect to the IOF, as of December 31, 2009. If we are assessed IOF on the transfers by the Secretariat of Federal Internal Revenue, the assessment could materially and adversely affect our cash flow.

IRPJ and CSLL

In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, which was merged into Net São Paulo in 2004, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltda. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. In May 2007, the lower court decided to uphold the tax assessment notices and Net São Paulo appealed this decision. In March 2010, the Board of Tax Appeals (“Conselho Administrativo de Recursos Fiscais”) dismissed the appeal filed by us. Currently, we are considering whether we have any further administrative recourse, and as of December 31, 2009 Net São Paulo has recorded liabilities of R$13.6 million with respect to this matter.

In December 2009, Net São Paulo received a tax assessment notice from the Federal Revenue Service of Brazil, in a total amount of R$498.9 million, alleging that we improperly recognized tax credits relating to goodwill for the periods from 2004 to 2008. We have filed our defense in January 2010 and an administrative decision is pending. We believe the probability of loss is remote, therefore, we have not made any provisions in connection with this tax assessment.

ICMS

In March 2006, the Secretary of the Internal Revenue Service of the State of Rio de Janeiro issued several tax assessment notices against Net Rio claiming that Net Rio has excluded subscription fee payments from the ICMS tax basis. Net Rio allegedly owes an aggregate amount of R$8.8 million. In its defense, Net Rio has argued that it adopted procedures in accordance with Resolution 2585/95 of the State Internal Revenue of the State of Rio de Janeiro, which provides that subscription fee payments should not be deemed program-providing, and therefore, the subscription fee payments should not be considered as ICMS taxable income. Net Rio received a final favorable sentence and the provision in the amount of R$5.2 million was reverted.

Net Rio also has recorded liabilities in the amount of R$9.3 million through December 31, 2009 with respect to the tax assessment notices assuming an ICMS tax rate of 5%, which is the tax rate charged on cable television services. The tax assessment notices assume an ICMS tax rate of 25%. Five of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, Net Rio has provided a guarantee of R$21.4 million in order to continue the appeal process.

On October 20, 2008, Net Brasília Ltda., or Net Brasilia, received a tax assessment notice from the State Internal Revenue of the Distrito Federal in the amount of R$155.4 million relating to the ICMS tax. The State Tax Authority claims that during the period from January 2003 to June 2008 Net Brasilia should have paid the ICMS on pay-television subscription revenues at a rate of 25% instead of the rate of 10% actually applied by Net Brasilia. In the State Tax Authority’s view, the rate reduction benefit allowed by ICMS Agreement No. 57/99 expired on December 31, 2001. Net Brasilia filed its defense in the lower administrative court and a decision on its defense is pending. We believe the probability of loss is remote. Therefore, we have not made any provisions in connection with this tax assessment.

IRRF

On July 6, 2007, the Brazilian Federal Income Office issued an IRRF notice of infraction against our subsidiary Net Rio in the amount of R$19.6 million . The notice alleges a difference between the real value and the stated value of Net Rio’s income from August 2003 through March 2007. In August 2007, Net Rio submitted an appeal to this tax assessment with the Administrative Sector of the Brazilian Federal Income Office and its appeal is pending. We have not made any provisions in connection with this tax assessment

Other

In addition to the administrative tax proceedings discussed above, we and our subsidiaries are involved in administrative tax proceedings relating to, among other things: (i) tax assessment notices from the Instituto Nacional do Seguro Social, the Social Security National Institute, alleging amounts owed relating to social contributions; (ii) additional amounts allegedly owed with respect to income tax, including the withholding of income tax on the Multicanal Notes and the Net Sul Floating Rate Notes, both of which have been fully repaid; (iii) additional amounts allegedly owed relating to IRPJ and CSLL; and (iv) amounts allegedly due relating to Contribuição ao Programa de Integração Social, or PIS, and Contribuição para Financiamento da Seguridade Social, or COFINS. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

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

With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. Our subsidiary Vivax has filed nine lawsuits against nine different municipalities: Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos and Sumaré. Vivax has obtained seven lower court favorable decisions. The municipalities have filed appeals at the higher court. With respect to Limeira, the lower court decision was unfavorable and Vivax has filed an appeal at the higher court. Finally, with respect to Sumaré, the lower court has not issued its decision.

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

Income tax retained on earnings

We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of R$36.4 million on those transactions as of December 31, 2009. Of this amount, R$11.7 million has been deposited with the court by the financial institution which liquidated the transactions and is responsible for withholding the income tax. We have not made reserves for the remaining R$24.8 million. In the event of an unfavorable decision, the remaining R$24.8 million will be collected and accounted for as a tax credit available to offset future income tax liabilities.

ICMS

The ICMS tax is a value-added tax levied at rate of 10% on pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, except Rio Grande do Sul, where the rate is 12%. Under the ICMS Agreement No. 57/99, the rate of the ICMS tax on sales and services for the year ended December 31, 2000 was 7.5%, which rate increased to 10% as of January 1, 2001. All states in which we operate other than the State of Rio Grande do Sul adhere to this 10% rate. The State of Rio Grande do Sul is applying the ICMS tax to us at a rate of 12%, the legality of which we are contesting. We recorded the liabilities and deposited into escrow amounts at the rates of 7.5% for 2000 and 10% since 2001. In November, 2009, the State of Rio Grande do Sul obtained a final favorable decision and the amount of R$50.9 million under judicial deposit was transferred to the State of Rio Grande do Sul.

Net Rio received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of R$51.6 million relating to the ICMS tax. The State Tax Authority alleged that as a result of delays in the payment of its ICMS tax during the period from September 2001 through October 2002, Net Rio lost its rate reduction benefit. Net Rio presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. In May 2005, Net Rio obtained an unfavorable decision at the lower court with respect to the administrative defense. In June 2005, Net Rio filed an appeal to this decision and in 2008 obtained an unfavorable decision. In January 2009, a tax enforcement action was filed with respect to the delayed payments and Net Rio presented its defense to the lower court, where a decision is pending. The amount under dispute was R$32.4 million as of December 31, 2009, which is guaranteed by a bank bond. Additionally, Net Rio filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio obtained an unfavorable decision from the lower and higher judicial court for the assessed period, with the exception of the period between October and December 2001, for which Net Rio has recorded liabilities in the amount of R$32.4 million, as of December 31, 2009.

IPI

The Federal Internal Revenue has imposed tax assessments of R$17.8 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Import Duty, or Imposto sobre Produtos Importados, or IPI, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessments and the lower court’s decision in connection with one of these lawsuits is pending. In May 2005, the court decision for the third lawsuit was favorable to Reyc but the Federal Internal Revenue appealed the decision with a higher court. On June, 2009 one lawsuit was decided favorably to Reyc. Reyc has recorded a liability in the amount of R$5.5 million, as of December 31, 2009. In spite the lawsuits filed by Reyc, the Federal Internal Revenue started a judicial procedure for the enforcement of the tax liability in the amount of R$17.8 million, as of December 31, 2009.

On March 3, 2007, the Attorney-General of the National Treasury issued an Import Duty federal tax assessment against our subsidiary Reyc in the amount of R$31.4 million alleging a tax payment deficiency as a result of errors in classification of imported goods. On February 14, 2007, the Attorney-General of the National Treasury requested that the Federal Fiscal Enforcement Agency of the City of Florianópolis disregard the corporate entity of Reyc in order to be able to hold Net Serviços, Net Serviços’ subsidiaries and Net Serviços’ shareholders liable for any judgment. On the same day, Reyc requested that a portion of the claim be suspended due to a decision of Federal Justice Court of the State of Santa Catarina granting Reyc an annulment of the claim in the amount of R$31.4 million based on the finding that Reyc’s classifications were correct. An administrative decision from the Federal Fiscal Enforcement Agency of the City of Florianópolis is pending.

ISS

On September 23, 2009, the tax authorities of the Municipality of Santo André filed a judicial tax enforcement action against Vivax alleging that Vivax (a) provided “entertainment services,” and not “telecommunication services,” and therefore was required to pay Municipal Service Taxes (ISS) on such services instead of the ICMS taxes it has paid, (b) was required to pay ISS taxes on the lease of equipment to subscribers, and (c) was required to pay ISS taxes on specific services at a rate greater than that which was adopted by Vivax. The period covered was from January 1999 through March 2004.

This judicial tax enforcement action was filed after administrative proceedings related to the defense of three tax deficiency notices issued against Vivax on June 28, 2004 ended unfavorably to Vivax at the administrative level. On October 23, 2009, Vivax presented its defense in the lower court and a decision is pending. The amount involved in this tax enforcement action, as of December 31, 2009, is R$103.1 million. We have not made a provision in connection with this proceeding.

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

Civil Litigation

Increase in monthly subscription rates and other contractual disputes

We are currently party to nine lawsuits against our subsidiaries as a result of increases in monthly subscription rates by state public attorneys, by consumer protection organizations and by individuals. The plaintiffs in each lawsuit allege that the increases in monthly subscription rates were abusive and unjustified and violate principles of the Brazilian Consumer Defense Code and legislation establishing that contractual payment increases shall only occur once a year. The plaintiffs further argue that the increases were illegal, that the amounts paid should be reimbursed to subscribers and that the clause in our standard subscription contract, which provides for an increase in monthly subscription rates in the event that the cost of providing services increases, should be declared null and void.

We have obtained unfavorable final decisions for Net Campo Grande Ltda. and Net Sorocaba Ltda. In both cases, we settled with the General Attorney’s office and agreed to reimburse current and former subscribers in the amount which we increased their monthly subscription. Net Campo Grande has fulfilled the agreement and Net Sorocaba is in process of fulfillment. In addition, we have obtained unfavorable decisions for Net Sul, but they are currently before the appeals court. Court decisions for the remaining lawsuits are pending. We recorded liabilities of R$5.3 million for the seven lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our cash flow could be materially and adversely affected.

Moreover, we are party in another three lawsuits filed against our subsidiaries by state public attorneys or by consumer protection organizations, which challenge the validity of certain clauses in our standard subscription contract (i.e. penalty clauses, slip collection clauses, etc.). The plaintiffs seek to prevent us from including clauses that would allow our subsidiaries to charge contractual penalties for example, but are not seeking monetary compensation. Because our standard subscription contracts no longer include these disputed clauses, we believe that the outcome of such proceedings will not affect our business or assets.

Lawsuits related to signal scrambling and Internet access

An action was brought in August 2001 by the consumer defense organization Associação Brasileira de Defesa do Consumidor, or ANADEC, against Net São Paulo, Net Sorocaba Ltda., Net São José do Rio Preto Ltda., Net São Carlos S.A., Net Piracicaba Ltda., Net Indaiatuba Ltda., Net Franca Ltda., Net Campinas Ltda. and Net Baurú Ltda., all of which are located in the State of São Paulo, whereby plaintiffs seek to prevent the subsidiaries from scrambling their cable signals. Plaintiffs claim that while such scrambling may help prevent piracy, it interferes with picture-in-picture television viewing and with the recording of programs when using a VCR, specifically when the viewer is watching one program while trying to record a second program. In February 2005, our subsidiaries obtained a favorable decision regarding this action. This action is currently before the appeals court, and no liabilities have been recorded with respect to this action.

The consumer defense organization Associação Brasileira de Defesa do Consumidor , or ABRASCON, and a credit consumer organization Associação dos Consumidores de Crédito, or ANDEC, respectively, filed a lawsuit against Net Belo Horizonte Ltda. seeking to prevent it from requiring that subscribers connecting to the Internet through NET Vírtua also maintain a contract with an Internet service provider. The plaintiff is seeking R$8.0 million in compensation and a court decision is still pending.

In addition, four similar actions have been filed against our subsidiaries, all pending of judgment by the court. We believe that we have probable and possible chances of loss. Most of these lawsuits does not request damages but unfavorable decisions may involve injunctions against our subsidiaries, such as the prohibiting them from entering into contracts with Internet providers for NET Vírtua subscribers.

ECAD settlement

In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2009, all of these of lawsuits were pending  and no final decision has been issued. We have recorded the liabilities in the aggregate amount of R$77.8 million and deposited into court the aggregate amount of R$20.5 million.

Multiple outlets

We are party to twenty seven lawsuits filed by state public attorneys or by consumer protection organizations against the fees charged for more than one outlet per household on the grounds that such fee is abusive, unjustified and violates principles of the Brazilian Consumer Defense Code and Anatel Resolution No. 528. See “Risk Factors — Risks Related to Our Business — We may not be able to continue charging our customers for equipment costs related to more than one pay-television outlet per household.” Some of these lawsuits seek, in addition to a prohibition on charging fees, reimbursement for the amounts charged to subscribers for multiple outlets. We believe that our chances of loss may be classified as possible. We have not made a provision in connection with these proceedings.

Other civil public and collective actions

Our subsidiaries are defendants in another thirty civil public and collective actions, all with different claims, which can be summarized as follows: unlawfulness of channels grid modification; unlawfulness of subscribers data form modification; improper collection of taxes and monthly subscription; invalidity of cable television concessions; unlawfulness of bundled sale of products and services. Although most of them do not request damages, all of them request high punitive fines for the case of continuance of those alleged illegal practices, and unfavorable decisions to our subsidiaries may adversely affect their ordinary course of business.

Labor Claims

As of December 31, 2009, we and our subsidiaries were party to approximately 1,407 labor proceedings filed by former employees of our company and our subsidiaries involving total claims of R$26.0 million (calculated based on the award granted by the most recent court decision on the claim and, where no decision has been issued, the amount requested by the plaintiff). These proceedings most frequently involve claims seeking additional compensation for employees performing high-risk activities and for overtime pay and commissions. In one lawsuit involving a claim for R$20.0 million, the Labor Public Prosecutor's Office alleged that our subsidiary Net Sul violated workplace condition regulations. In December 2009,  Net Sul and the Labor Public Prosecutor's Office reached a preliminary agreement pursuant to which Net Sul has undertaken to, among other things, improve and maintain work conditions in compliance with applicable worker health and safety requirements and to supply at no cost 28 municipal public schools in the region in which Net Sul operates with cable television, subject to a penalty of daily fines for non-compliance. As of the date of this report, Net Sul is unable to estimate when it will reach a final agreement with the Labor Public Prosecutor's Office. We have not made any provisions in connection with this matter.

Additionally, we and our subsidiaries were party to approximately 790 labor proceedings filed against us as of December 31, 2009, by employees of companies providing services to us involving total claims of R$35.5 million. We have been named as a defendant in these proceedings on the theory that we should be held responsible for the liabilities of such companies to their employees.

As of December 31, 2009, we recorded a provision of R$53.6 million in connection with labor claims. Of this amount, R$26.0 million related to current claims. This estimated liability is calculated: (i) for claims over R$200,000, based on the average per-claim amount paid out by Net Serviços on claims over R$200,000 over the last twelve months multiplied by the total number of claims over R$200,000 and (ii) for claims under R$200,000, based on the average per-claim amount paid out by Net Serviços in a given year multiplied by the total number of claims originating on the same year. The remaining R$27.6 million for payment of claims in connection with labor lawsuits, by executive officers of subsidiaries acquired by Net Serviços.

Organizational Structure

We were incorporated in 1994 as a sociedade anônima, or corporation, under Law 6,404/76 of the Federative Republic of Brazil. We are currently a publicly-held corporation (sociedade por ações) registered with the CVM. We are registered in the commercial registry of the State of São Paulo under number 35.300.177.240. Our registered office is located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, telephone +55 11 2111‑2785.

We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2009:

	Jurisdiction of	Direct
	Incorporation or	Interest	Total Interest
Name of Subsidiary	Organization	(percent)	(percent)

Consolidated entities
Net Belo Horizonte Ltda.	Brazil	-	100.00
Net Brasília Ltda.	Brazil	-	100.00
Net Rio Ltda.	Brazil	100.00	100.00
Net Recife Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	100.00	100.00
Net Campinas Ltda.	Brazil	-	100.00
Reyc Comércio e Participações Ltda.	Brazil	100.00	100.00
Net Bauru Ltda.	Brazil	100.00	100.00
Net Goiânia Ltda.	Brazil	100.00	100.00
Net Ribeirão Preto Ltda.	Brazil	100.00	100.00
Net Sorocaba Ltda.	Brazil	100.00	100.00
Horizonte Sul Comunicações Ltda.	Brazil	100.00	100.00
Net Paraná Comunicações Ltda.	Brazil	100.00	100.00
614 TVH Vale Ltda.	Brazil	100.00	100.00
Jacareí Cabo S.A.	Brazil	100.00	100.00
ESC 90 Telecomunicações Ltda.	Brazil	100.00	100.00
614 Serviços de Internet Maceió Ltda.	Brazil	100.00	100.00
614 Seviços de Internet João Pessoa Ltda.	Brazil	100.00	100.00

	Jurisdiction of	Direct
	Incorporation or	Interest	Total Interest
Name of Subsidiary	Organization	(percent)	(percent)

614 TVP João Pessoa S.A. (*)	Brazil	-	-
614 Interior Linha S.A. (*)	Brazil	-	-
Zerelda Participações Ltda. (*)	Brazil	-	-
TV a Cabo Guarapuava Ltda. (*)	Brazil	-	-
TV Jacarandá Ltda. (*)	Brazil	-	-
TV a Cabo Cascavél Ltda. (*)	Brazil	-	-
EBS Empresa Brasileira de Sinais Ltda. (*)	Brazil	-	-
TVC Oeste Paulista Ltda. (*)	Brazil	-	-
614 TVG Guarulhos S.A. (*)	Brazil	-	-
Net Indaiatuba Ltda. (*)	Brazil	-	-
Net São Carlos Ltda. (*)	Brazil	-	-
Net Franca Ltda. (*)	Brazil	-	-
Net Sul Comunicações Ltda. (*)	Brazil	-	-
Net Anápolis Ltda. (*)	Brazil	-	-
Net Campo Grande Ltda. (*)	Brazil	-	-
Net São José do Rio Preto Ltda. (*)	Brazil	-	-
DR – Empresa de Distribuição e Recepção de TV Ltda. (*)	Brazil	-	-
Antenas Comunitárias Brasileiras Ltda. (*)	Brazil	-	-
Net Florianópolis Ltda. (*)	Brazil	-	-
Net Maringá Ltda. (*)	Brazil	-	-
Net Arapongas Ltda. (*)	Brazil	-	-
TV Cabo Criciúma Ltda. (*)	Brazil	-	-
Net Londrina Ltda. (*)	Brazil	-	-
Vivax Ltda. (*)	Brazil	-	-
Canbras TVA Cabo Ltda. (*)	Brazil	-	-
Horizon Line Brasil Ltda.(*)	Brazil	-	-
TV Eucalipto Ltda. (*)	Brazil	-	-
TV Mogno Ltda. (*)	Brazil	-	-
614 Telecomunicações Ltda.(*)	Brazil	-	-
614 TVT Maceió S.A. (*)	Brazil	-	-

_____________________________

(*) As part of our ongoing corporate restructuring plan, certain subsidiaries in the table above were merged into Net Serviços de Comunicação S.A. in 2009.

ITEM 4A.       UNRESOLVED STAFF COMMENTS.

We have no unresolved comments from the staff of the U.S. Securities and Exchange Commission, or SEC.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this Form 20‑F. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this Form 20-F. The following discussion is organized as follows:

•

Overview. This section provides a general description of our business, as well as recent developments we believe are important in understanding the results of operations and financial condition or in understanding anticipated future trends.

•	Dispositions and Acquisitions. This section provides a summary of our recent acquisitions.

•

Critical accounting policies and estimates. This section discusses accounting policies and estimates that require the use of assumptions that were uncertain at the time the estimate was made and that could have a material effect on our consolidated results of operations or financial condition if there were changes in the assumptions or if a different assumption was made. Our significant accounting policies, including those considered to be critical accounting policies and estimates, are summarized in Note 2 to the audited consolidated financial statements included elsewhere in this Form 20-F.

•	Financial statement presentation. This section provides a summary of how our operations are presented in the audited consolidated financial statements included elsewhere in this Form 20-F.

•	Results of operations. This section provides an analysis of our results of operations for the two years ended December 31, 2009.

•

Liquidity and Capital Resources. This section provides an analysis of the our cash flows for the year ended December 31, 2009, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2009. Included in the analysis of outstanding debt is a discussion of the amount of financial capacity available to fund the our future commitments, as well as a discussion of other financing arrangements.

•	Brazilian Economic Environment. This section provides general overview of the Brazilian economic environment and effects of inflation and exchange rate fluctuations.

Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2009, we provided one or more of our services in 93 locations in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. As of December 31, 2009, our advanced network of coaxial and fiber-optic cable covered over 61,000 kilometers and passed approximately 10.8 million homes of which approximately 7.8 million belong to high and middle income classes and approximately 79% of such network had two-way communication capability. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2009, we had gross sales revenues of R$6,070.4 million.

We principally offer three services – pay-television, broadband Internet and fixed line telephony. We market our services separately, but we emphasize the “bundled” packages with multiple services and features. Historically, we have focused primarily on residential customers, while also selling pay-television, broadband Internet and networking and data services to commercial customers. Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television combined with digital video recorder under the “NET Digital HD MAX” brand name, broadband Internet service under the “NET Vírtua” brand name and fixed line telephony service under the “NET Fone Via Embratel” brand name.

Pay-television is our largest service in terms of revenues generated and, as of December 31, 2009, we had 3.7 million pay-television subscribers, of which approximately 27% subscribed to our digital cable service. Although providing pay-television services is competitive, we expect to continue to increase pay-television revenues through the offering of advanced digital cable services, as well as through price increases and digital cable subscriber growth. Our digital cable subscribers provide a broad base of potential customers for additional services. Pay-television programming costs represent a major component of our expenses and are expected to continue to increase, reflecting programming rate increases on existing services and subscriber growth. We do not expect that our pay-television service margins as a percentage of pay-television revenues will decline over the next few years.

As of December 31, 2009, we had 2.9 million broadband Internet subscribers. We expect continued growth in residential broadband Internet subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to continue to slow over time as penetration increases in broadband Internet services.

As of December 31, 2009, we had 2.6 million residential fixed line telephony subscribers. We expect increases in fixed line telephony subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to slow over time as fixed line telephony services already have high level of penetration and an increasing number of homes in Brazil is replacing their traditional telephone service with wireless phone service. The profitability of our telephony services business is sensitive to customer churn as acquisition costs for certain telephony customers, especially Net Fone.com customers, are recovered over a longer period than, for example, customers who subscribe to pay-television or multiple services.

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

We believe we continue to have adequate liquidity to meet our liquidity needs for the 2010. As of December 31, 2009, we had R$1,015.6 million of cash and cash equivalents. Additionally, there are no significant maturities of our short-term or long-term debt prior to June 2012.

In 2010 we intend to maintain our subscriber growth, in terms of net additions, at the 2009 level. Key factors that will influence our ability to achieve these objectives include:

•         Competition. Our pay-television, broadband Internet and fixed line telephony services face a growing number of competitors. We are pursuing a marketing strategy to attract and retain customers. We are working on developing new packages of bundled products to better match customer expectations and we are working to improve customer satisfaction.

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

Acquisitions

Acquisition of BIGTV

On December 29, 2008 we completed the acquisition of BIGTV, whereby BIGTV became a wholly owned subsidiary of Net Serviços. BIGTV has operations in 12 locations in the states of São Paulo, Paraná, Alagoas and Paraíba. On November 29, 2009, BIGTV was merged into Net. We paid a total amount of R$373 million for the acquisition of BIGTV.

Acquisition of ESC 90

See “Item 4. Information on the Company—History and Development of the Company—Acquisition of ESC 90.”

Critical Accounting Policies

We prepared our consolidated financial statements as of and for the year ended December 31, 2009 in accordance with IFRS. Our financial statements presented in our annual report on Form 20-F were previously prepared and presented in accordance with U.S. GAAP. Pursuant to IFRS 1 “First-time Adoption of International Reporting Standards”, we have used consistent accounting policies for both the current period, financial data as of and for the year ended December 31, 2009, and the comparative period, financial data as of and for the year ended December 31, 2008. These accounting policies comply with IFRS effective at December 31, 2009.

The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results and it requires significant judgments and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined and reviewed by our management. The following accounting policies are the most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see Note 2 to our audited consolidated financial statements included elsewhere in this Form 20‑F.

Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

Valuation allowances are established when management determines it is more likely than not that deferred tax assets will not be realized.

Valuation of assets acquired and liabilities assumed in business combinations

In recent years, we entered into certain business combinations. Under IFRS 3, we must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. We exercise significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.

The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

Test of impairment of non-financial assets

We evaluate annually the carrying value of goodwill and indefinite-lived intangible assets using a consistent discounted cash flow model. This process involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. We use the discounted cash flow model, a technique that is widely used in the valuation of assets. The discount rate assumption is based on the weighted average cost of capital, or WACC. WACC was calculated based on a U.S. historical risk-free rate of 4.7% and a market risk premium of 6.5%, which is calculated as the difference between the return of the stock market and the risk-free rate, adjusted for a Brazilian risk premium of 2.0% and an inflation difference between the United States and Brazil of 2.5%, each for the year ended December 31, 2009. The weighted average cost of debt provided by the third parties, net of taxes was 7.5%, for the year ended December 31, 2009. The cost of equity plus the weighted average cost of debt provided by the third parties resulted in a WACC of 14.4% for the year ended December 31, 2009. The assumptions about future cash flows and growth rates are based on our budget and business plans, as approved by the board of directors, as well as on comparable market analyses and include the acquisitions of Vivax, BIGTV and ESC 90.

When evaluating whether goodwill is impaired, we compare the fair value of our business to our carrying amount, including goodwill. If our fair value exceeds our carrying amount, goodwill is not deemed impaired and the second step of the impairment test is not performed.

If the carrying amount exceeds fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of goodwill with our carrying amount. If the carrying amount exceeds the implied fair value, an impairment loss is recognized in an amount equal to such excess. The implied fair value of goodwill is determined based on the fair value of our assets and liabilities as if we had been acquired in a business combination and the fair value was the purchase price paid to acquire our assets and liabilities.

Our revenue and cost projections vary with the growth of the numbers of subscribers. The compounded annual growth rate, or CAGR, of our net cash provided by operating activities after net cash provided by financing activities and net cash used in investing activities, or free cash flow, during the period from 2006 and 2009 was 337.0%, which reflects the acquisition of Vivax, BIGTV and ESC90. The acquisition of Vivax was a share to share transaction, the acquisition of BIGTV was financed by a loan from Banco Inbursa and we used our own cash generation to pay for the acquisition of ESC90 in 2009. We estimate that the minimum projected 10-year free cash flow CAGR to be 14.5% in order to avoid a goodwill impairment charge. We use conservative assumptions for our long-term business plan, reflecting lower growth of our subscriber base compared to actual sales and household growth in recent periods. We believe that our business plan and impairment analysis are appropriate, even if there is no improvement in the overall economy. We did not record an impairment charge for the year ended on December 31, 2009.

Provisions

We record provisions that involve considerable exercise of judgment by management in estimating tax contingencies and civil liability and labor claims that may be liable for payment in future years as a result of tax inspections by tax authorities. We are also subject to various claims, legal, civil and labor proceedings covering a wide range of issues that arise from the ordinary course of business.

We record these liabilities when we determine, based on the opinion of our legal advisors, that losses are probable and can be reasonably estimated. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections or additional exposures identified based on new issues or court rulings. Actual results may differ from estimates.

Change in Accounting from U.S. GAAP to IFRS

We prepared our consolidated financial statements as of and for the year ended December 31, 2009 in accordance with IFRS. Our financial statements presented in our annual report on Form 20-F were previously prepared and presented in accordance with U.S. GAAP. Pursuant to IFRS 1 “First-time Adoption of International Reporting Standards”, we have used consistent accounting policies for both the current period, financial data as of and for the year ended December 31, 2009, and the comparative period, financial data as of and for the year ended December 31, 2008. These accounting policies comply with IFRS effective at December 31, 2009.

For the most significant differences and the reconciliation between our financial statements prepared in accordance with U.S. GAAP and IFRS, see Note 29 to our audited consolidated financial statements included elsewhere in this Form 20-F.

Financial Statement Presentation

Sources of Revenues

Monthly subscription fee revenues represent the dominant portion of our revenues, and sign-on and hook-up fees constitute a relatively minor portion of our revenues. All of our revenues are denominated in reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees once every 12 months and then only in proportion to the inflation rate measured based on the IGP-M. Our revenues include the following:

•                     Monthly subscription revenues. Monthly subscription revenues consist of monthly subscription fees paid by pay-television and broadband Internet subscribers. Subscription fees are recorded in the month the service is provided. Substantially all of our revenues come from monthly subscription fees.

•                     Sign-on and hook-up fee revenues. We charge subscribers a fee for the installation of the equipment necessary to receive our pay-television, broadband Internet and fixed line telephony services. Sign-on and hook-up fees billed to new subscribers are deferred to the extent that they exceed related direct selling costs. The deferred fees are amortized to revenue over a period of six years, which better represents the estimated average period during which we expect subscribers will remain connected to our cable network.

•                     Other services revenues. Other services revenues consist of sales of our fixed line telephony services, pay-per-view service, data transmission service, programming guide, technical support services, disconnection/reconnection services, fiber optic rental services and other services. Other services revenues are recorded in the month the service is provided.

The following are the main factors that have historically influenced our revenues:

•                     Subscriber base. Most of our revenues are recurring monthly revenues from our subscribers. Thus, key factors to maintaining profitability of our business include controlling the churn rate, increasing sales to existing customers, bundling our services and acquiring new customers.

•                     Subscription fee levels. Our strategy is to maintain competitive prices compared to our main competitors and at the same time increase average revenue per user by providing bundled products to our premium clients.

•                     Mix of subscriber base. Historically we have focused on high and middle income class households. In 2008, we launched a lower priced package, Net Fone.com. Changes in our mix of subscribers may affect average revenue per user.

On April 22, 2009, Resolution No. 528 was published, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. The ABTA filed an administrative appeal to Resolution No. 528 with Anatel. As a result of this appeal, Anatel published a clarification to Resolution No. 528 explaining that pay-television operators can charge for the cost of the equipment, including rental, lease and sale of set-top boxes. However, several state consumer defense associations are challenging this rule in court claiming that pay-television operators can not charge for multiple outlets, including any equipment cost. We cannot predict the outcome of such claims, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. We estimate that approximately 4% of our revenues for the year ended December 31, 2009, were derived from fees for equipment costs relating to multiple outlets. There can, however, be no assurance that we will be able to charge customers for equipment costs relating to multiple outlets until such challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

Taxes and Other Deductions from Revenues

Taxes and other deductions from revenues are directly linked to our volume of subscription sales. Except for the FUST and FUNTEL, each of the taxes described below is passed on to our subscribers as part of their subscription fee. Note that our business is also subject to other taxes that are not deducted from revenues. Taxes and other deductions from revenues consist of:

•                     ICMS value-added tax. In São Paulo, Santa Catarina, Rio Grande do Sul, Amazonas and Distrito Federal, the ICMS tax is levied at a rate of 25%. In Minas Gerais, Paraná, Goiás and Rio de Janeiro, the ICMS tax is levied at a rate of 18%, 27%, 29% and 30%, respectively. However, for pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except the state of Rio Grande do Sul, where the rate is 12%.

•                     ISS municipal tax. ISS is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.

•                     PIS-related federal tax. PIS is a federal social security tax that is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband Internet services and at a rate of 1.65% on revenues derived from all other services.

•                     COFINS federal social security tax. COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay-television, telecommunication and broadband Internet services and at a rate of 7.6% on revenues derived from all other services.

•                     FUST and FUNTEL taxes. FUST and FUNTEL are taxes based on gross telecommunication service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTEL are levied at the rates of 1.0% and 0.5%, respectively.

Operating Costs and Expenses

Our most significant operating costs and expenses are: programming costs and other direct operating costs, which are reported in costs of services rendered in our audited consolidated financial statements; selling, general and administrative expenses, which are reported in selling expenses and general administrative expenses; and depreciation, which is reported both in costs of services rendered and other expenses. For more information on cost of services rendered and the classification of our expenses, see Notes 6 and 8 to our audited consolidated financial statements included elsewhere in this Form 20-F.

•                     Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2009, 22.5% of our net sales. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

The programming fees we pay are generally highest with respect to the programs obtained for our digital and high-definition programming packages.

•                     Other direct operating costs. Other direct operating costs include: expenses for utility pole rentals paid to utility companies, electricity, maintenance, bandwidth to access the Internet and other costs that increase as a function of the development of our network, payroll and related charges, and costs related to our customer service, billing and information systems. A substantial portion of our network consists of aerial cables (as opposed to underground cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee. The rising popularity of bandwidth-intensive Internet-based services poses special risks for our broadband Internet service. Examples of such services include peer-to-peer file sharing services, gaming services and the delivery of video via streaming technology and download. See “Item 3. Key Information—Risk Factors— Significant unanticipated increases in the use of bandwidth-intensive Internet-based services could increase our costs.”

•                     Selling, general and administrative expenses. Selling, general and administrative expenses includes expenses related to payroll, benefits, sales commissions and consulting, financial advisory and computer software maintenance, as well as expenses related to advertising, estimated liability for tax, labor and civil claims and assessments and allowance for doubtful accounts receivable, which is our bad debt reserve.

•                     Depreciation. Due to the investments we have made in our cable network, set-top boxes, cable modems and subscriber installation, we face significant annual depreciation costs. See “—Depreciation and Amortization” directly below.

The following are the principal factors that have historically influenced our operating costs:

•                     Programming costs. We pay programming costs on a per subscriber base. We expect programming costs to remain as our main cost. Our ability to maintain a good relationship with our programming suppliers and keep prices at attractive levels are important factors for the profitability of our business.

•                     Selling expenses. Selling expenses includes selling commissions and marketing campaigns to drive subscriber base growth.

•                     Other costs. Other costs consist principally of the cost of bandwidth to provide our Internet broadband services and call center services.

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

The estimated useful lives of specified items of our cable distribution plant as follows:

Useful life
Description	(In years)

Cable network	5 - 12
Decoders and cable modem	5
Fiber optic	12
Leasehold improvements, installations, fixtures and fittings and other equipment	10
Data processing equipment	3 - 5

Other Income and Expenses

Other income and expenses consist of:

•                     Financial expense. Financial expense consists of monetary correction charges on real-denominated debt, exchange rate losses on U.S. dollar-denominated debt. interest payable on our outstanding debt and other financial expenses, which includes the IOF tax on financial operations and losses from hedge positions.

•                     Financial income. Financial income consists of interest on short-term investments, gain on extinguishment of liabilities, exchange rate gains on U.S. dollar-denominated debt, monies collected in the form of penalty and interest payments from late payments of monthly subscription fees.

•                     Income taxes expenses. Income taxes expenses consist of the Imposto de Renda Pessoa Jurídica and the Contribuição Social, which are calculated based on our earnings before taxes on us and are also imposed on each of our operating subsidiaries.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales

Sales and taxes and other deductions from sales by major category were as follows:

	Year ended December 31,

	2009	2008	% Change

	(R$ in millions)
Sales:
Pay-TV and broadband Internet subscriptions	5,301.3	4,298.3	23%
Sign-on and hook-up fees	117.1	77.4	51%
Other sales (including pay-per-view and telephony)	652.0	477.0	37%

Total sales	6,070.4	4,852.7	25%
Taxes and other deductions from sales	(1,457.0)	(1,162.3)	25%

Net operating sales	4,613.4	3,690.4	25%

Selected subscriber-related statistics were as follows:

Selected subscriber-related statistics were as follows:

	As of December 31,

	2009	2008

	(in thousands)
Total connected pay-television subscribers	3,690	3,182
Total connected broadband Internet subscribers	2,882	2,284
Total connected fixed line telephony subscribers	2,557	1,802
Total kilometers of cable network	61	59
Total kilometers of bi-directional cable network	36	33
Total homes passed	10,777	10,193
Total bi-directional homes passed	8,552	7,527
Average pay-television penetration(1)	34.2%	31.2%
Average broadband Internet penetration(2)	33.7%	30.3%

__________________________________

(1) Defined as total connected pay-television subscribers divided by total homes passed.

(2 Defined as total connected broadband Internet subscribers divided by total bi-directional homes passed.

Pay-television and broadband Internet subscription revenues increased as a result of increases in the pay-television and broadband Internet subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index, which were partially offset by lower average revenue per subscriber related to an increase in the sales of our lower priced products.

Sign-on and hook-up fees increased primarily due to higher sales of our high-definition packages which have higher hook-up fees than other pay-television packages.

Other revenues increased primarily due to the increase in fixed line telephony revenues, as a result of increases in the subscriber base for this service in 2009, which were partially offset by lower revenues from pay-per-view services.

Average monthly subscription revenue (which includes pay-television, broadband Internet and fixed line telephony revenues) per connected household, or ARPU, increased 2% to R$131.47 in 2009 from R$133.72 in 2008. This increase was primarily a result of the increased sales of triple play and high definition packages.

Taxes and other deductions from revenues increased principally due to the increase in taxes resulting from higher revenues. Additionally, this increase reflects the higher taxes due to broadband Internet revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. See “—Overview—Financial Statement Presentation—Taxes and Others Deductions from Revenues” for a discussion of ICMS rates applicable to the individual services and products. As a percentage of total revenues, taxes and other deductions from revenues remained fairly stable at 24.0% in 2009.

Programming and other operating costs, selling, general, administrative and other expenses and depreciation and amortization

Costs and expenses by major category were as follows:

	Year ended December 31,

	2009	2008	% Change

	(R$ in millions)
Costs and Expenses:
Programming and other operating costs	2,274.9	1,749.4	30%
Selling, general, administrative and other expenses	1,096.3	962.1	14%
Depreciation and amortization	618.7	493.4	25%

The increase in our pay-television programming costs was primarily due to the increase in our pay-television subscriber base and the increase in programming costs reflecting the price increase by the IGP-M inflation rate. As a percentage of net sales, programming costs decreased to 22.5% in 2009 compared to 23.0% in 2008, as a result of increased broadband Internet and fixed line telephony revenues as a percentage of total sales.

Other operating costs increased primarily due to: (i) expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth; (ii) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple play customer base which requires more complex customer care, to assure high customer service quality and to comply with the new regulation for call centers; (iii) an increase in the number of employees for field services; and (iv) higher network expenses, such as electricity. New call center regulations came into effect in December 2008, requiring improved customer service. For example, call centers must now provide clients with the option to contact an operator in the first electronic menu, be available 24/7 and respond to client complaints within five days. As a percentage of net sales, other operating costs increased to 26.8% in 2009 compared to 24.4% in 2008.

Selling, general and administrative expenses increased primarily due to higher employee and marketing costs and sales commissions, partially offset by lower IT expenses. Employee costs increased primarily due to a headcount increase, marketing costs increased primarily due to intensified marketing efforts and sales commissions increased due to higher number of new entrants to our subscriber base. As a percentage of net sales, selling, general and administrative expenses decreased to 22.5% in 2009 compared to 25.7% in 2008. In 2010, we will continue pursuing our growth strategy. Other administrative expenses increased mainly due to higher provisions for tax contingencies.

Depreciation and amortization expenses increased primarily due to higher depreciation expenses related to increased acquisition of digital set-top boxes and new subscriber installation.

Other expense (income)

	Year ended December 31,

	2009	2008	% Change

	(R$ in millions)
Other expense (income)
Financial expense	27.3	432.5	(94%)
Financial (income)	(92.8)	(113.9)	(19%)

Total	(65.5)	318.6	n.a.

Other expense (income) was an income in 2009, compared to an expense in 2008, primarily as a result of the appreciation of the real against the U.S. dollar in 2009. The primary impact was related to our dollar-denominated perpetual bonds, senior notes due 2020 issued in November 2009, or global notes 2020, and our loan with Banco Inbursa.

Income tax and social contribution

	Year ended December 31,

	2009	2008	% Change

	(R$ in millions)
Income tax and social contribution	(47.0)	146.8	n.a.

In 2009, income taxes expense (benefit) was an income of R$47.0 million principally as a result of the recognition of deferred income tax on temporary differences in the amount of R$203.8 million. Temporary differences refers to timing difference of expense and income recognition between fiscal and accounting books.

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet our strategic and financial objectives. Accordingly, liquidity cannot be considered separately from capital resources that consist of current or potentially available future funds for use in meeting debt service requirements and long-range business objectives. Pursuant to our shareholders’ agreement, our ability to obtain equity financing depends on the approval from Grupo Globo and Telmex Internacional.

As of December 31, 2009 and 2008, our net debt, calculated as the sum of “loans payable in current liabilities” and “loans payable in non-current liabilities” minus “cash and cash equivalents”, amounted to R$1,183.2 million and R$1,022.9 million, respectively. In general, we hold our cash and cash equivalents in Brazilian reais. Additionally, as of December 31, 2009 and 2008 our current assets were R$475.6 million and R$104.6 million greater than our current liabilities, respectively. In 2009, our inventories in current assets decreased and loans payable in current liabilities increased when compared to 2008.

We are in the process of combining a number of operating and non-operating subsidiaries to improve our administrative and income tax and social contribution efficiencies, which we expect will improve our cash generation.

Given the level of our operating cash flows, the expected level of capital expenditures needed to support our growth and our schedule for principal debt amortization, we believe that our cash generation in addition to our current position in cash and cash equivalents will be sufficient in the near term to cover all expected cash outflows. Our management uses net debt as a supplemental measure of indebtedness in order to calculate our ability to obtain debt financing at appropriate cost.

Cash Flows

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

	Year ended December 31,

	2009	2008

Operating activities	(R$ in millions)
Profit for the year	735.9	20.3

Net variations in interest rates, monetary restatement and
exchange rate	(177.3)	269.3
Interest expense on borrowing	176.6	156.4
Loss (gain) on market value of derivatives	97.4	(5.0)
Depreciation and amortization	618.7	493.4
Deferred income tax and social contribution	(158.6)	65.5
Loss (gain) on disposal of property and equipment	7.1	(6.9)
Increase (decrease) in operating assets and liabilities	(297.1)	298.6

Net cash provided by operating activities	1,002.7	1,291.6

Cash flows from operating activities. Net cash provided by operating activities decreased from R$1,291.6 million in 2008 to R$1,002.7 million in 2009, a decrease of 22.4%. This decrease was primarily related to higher working capital requirements in 2009, in connection to higher purchase volume of equipment at the end of 2008, which payment occurred at the beginning of 2009.

	Year ended December 31,

	2009	2008

Investing activities	(R$ in millions)
Acquisition of business, net of cash received	(97.9)	(382.7)
Purchase of property and equipment and intangible assets	(1,089.2)	(992.9)
Cash proceeds from sale of property and equipment	2.5	3.1

Net cash used in investing activities	(1,184.6)	(1,372.5)

Cash flows used in investing activities. We used R$1,184.6 million in cash in investing activities in 2009, a decrease of 13.7%, as compared to R$1,372.5 million used in investing activities in 2008. This decrease was primarily due to the payment for the acquisition of BIGTV in 2008.

	Year ended December 31,

	2009	2008

Financing activities	(R$ in millions)
Proceeds from third party borrowings	677.0	93.5
Repayment of borrowings	(46.1)	(14.3)
Payment of interest	(170.2)	(147.4)
Proceeds from related party borrowings	-	316.4

Net cash provided by financing activities	460.7	248.2

Cash flows provided by financing activities. We had net cash provided by financing activities of R$460.7 million in 2009, compared to R$248.2 million in 2008 an increase of 85.6%, mainly as a result of the issuance of the global notes 2020 in the amount of US$350 million.

Liquidity Requirements and Sources

Most of our capital expenditures are related to customer acquisition activity in connection with our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband Internet subscribers, we will need significant cash to fund capital expenditures. Also, we have to make interest payments on our debt and scheduled principal payments starting in 2010, with significant maturities starting in June 2012. We have historically funded these liquidity requirements through operating cash flows, borrowings under our credit facilities, proceeds of debt and equity financings and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures, acquisitions and debt principal and interest payment requirements, we do not expect to need to raise funds to meet our anticipated cash requirements in 2010.

The amount of our anticipated operating cash flows in 2010 and future periods could be adversely affected by a number of factors, many of which are not within our control. Any weakening of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, which include a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts to meet our cash requirements or at all.

We had cash and cash equivalents of R$1,015.6 million as of December 31, 2009, a 37.8% increase compared to R$736.9 million as of December 31, 2008, mainly as a result of the global notes 2020 issuance in the amount of US$350 million.

Corporate Credit Ratings

Moody’s Investors Service, or Moody’s, issues global scale issuer and local scale issuer credit ratings on Net Serviços. Most recently, on September 15, 2009, Moody’s Investors Service upgraded our global scale issuer credit rating from Ba2 to Ba1 and our local scale credit rating from Aa3.br to Aa2.br.

Standard & Poor’s, or S&P, rates our global scale issuer credit rating on our U.S. dollar-denominated senior debt and our real-denominated senior debt. Most recently, on August 18, 2009, Standard & Poor’s upgraded our global scale issuer credit rating and outlook on our U.S. dollar-denominated senior debt from BB to BB+ and our real-denominated senior debt from brAA- to brAA.

As of May 17, 2010, our credit ratings by each of Moody’s and S&P were as follows:

	Global	Local scale	U.S. dollar-denominated	Real-denominated
	scale issuer	issuer	senior debt	senior debt

Moody’s Investors Service	Ba1/stable	Aa2.br/stable	n.a.	n.a.
Standard & Poor’s	BB+/stable	n.a.	BB+/stable	brAA/stable

Contractual Obligations

The following table sets out our major contractual obligations as of December 31, 2009:

	Payments due by period

	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total

	(R$ in millions)

Debt	85.5	436.5	466.5	949.1	1,937.6
Lease of utility poles (1)	77.0	253.6	189.2	–	519.8
Lease of office space	16.9	36.2	–	–	53.1
Programming, equipment and service
purchase obligation (2)	247.0	–	–	–	247.0
Total	426.4	726.3	655.7	949.1	2,757.5

________________________

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

Capital Expenditures

A description of our capital expenditures, identified by major category, is as follows:

•                     subscriber installation, including purchases of set-top boxes and cable modems;

•                     cable network construction and rebuilding, which primarily includes construction costs related to installing cable system infrastructure in multiple-dwelling units, or MDUs, rebuilding portions of our cable network and the growth or build-out of our cable network;

•                     broadband Internet network construction and rebuilding, which primarily includes construction costs related to cable modem installation, installing broadband infrastructure in MDUs, rebuilding portions of our broadband network to permit two-way communication and the build-out of our broadband network, including our data center; and

•                     upgrading existing systems, the purpose of which is principally to improve technical quality, meet regulatory requirements, further improve management controls and support subscriber growth.

In 2008 and 2009, our capital expenditures of R$992.9 million and R$1,089.2 million, respectively, were primarily used to sustain our organic subscriber growth, through the acquisition of equipment such as cable modems, digital set-top boxes, digital video recorder boxes, cable modem termination system, or CMTS, and optical nodes equipment. We import part of this equipment and make payments in U.S. dollars. Thus the depreciation of the real against the U.S. dollar can negatively impact our cash disbursements to acquire such equipment.

In 2010, we expect to continue to increase the number of our pay-television, broadband Internet and fixed line telephony subscribers. As most of our capital expenditures are related to subscriber acquisition, including the acquisition of equipment and the installation cost, we expect to maintain our annual capital expenditures for this purpose at approximately R$800 million in 2010. In addition, we expect to spend approximately R$200 million in network improvements, maintenance and systems development for improved customer service and R$200 million to expand our network, both increasing our bi-directional network and expanding our network to new areas. We do not plan on making substantial capital expenditures for the encoding of our network. We expect to be able to fund our day-to-day capital expenditures, excluding acquisitions, in 2010 using funds from operations. These statements are forward-looking statements and are therefore based on estimates and assumptions that are subject to significant uncertainties, many of which are beyond our control or are subject to change. See “Forward-Looking Statements.”

Debt Financing

As of December 31, 2009, we had the following debt (including accrued interest) outstanding:

(R$ in thousands)
U.S. dollar-denominated debt(1):
Loan and Guaranty Agreement.	351,104
Guaranteed notes 2020.	611,450
Perpetual bonds	263,711

Total U.S. dollar-denominated debt	1,226,265

Real-denominated debt:
Non-convertible Debentures – 6th Public Issuance	582,397
Bank credit notes	172,704
FINAME	217,438

Total real-denominated debt	972,539

Total	2,198,804

______________

(1) Calculated using the December 31, 2009 exchange rate of R$1.7412 per US$1.00

In 2009, the rate used to determine the interest rate of our real-denominated debt was the Brazilian interbank interest rate, or CDI, which was 9.8%.

At December 31, 2009 the principal maturities of our debt were as follows:

Principal Amortization Schedule:	(R$ in thousands)
2010	61,278
2011	66,262
2012	197,578
2013	172,652
2014	206,214
2015	202,526
2016	57,813
2017-2020	949,105

Total amortizing debt	1,913,428
Accrued interest	24,196
Perpetual bonds(1)	261,180

Total debt	2,198,804

______________

(1) Perpetual bonds have no scheduled maturity.

Perpetual Bonds

On November 28, 2006, we issued 9.25% Guaranteed Perpetual Notes, or perpetual bonds, in an aggregate principal amount of US$150.0 million. These notes may be redeemed at our option, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. We pay interest quarterly in arrears on each interest payment date. The indenture governing the perpetual bonds includes a number of covenants, including limitations on liens, limitations on guarantees, limitations on merger, consolidation or sale of assets, certain obligations regarding the payment of dividends and other distributions and certain reporting requirements, subject in each case to important exceptions. Under the indenture governing the perpetual bonds, an event of default is generally defined to include non-payment of interest or principal, breach of certain obligations, cross-default (with a US$20 million threshold), unsatisfied judgments and enforcement proceedings (with a US$20 million threshold), insolvency-related events and unenforceability of obligations. The perpetual bonds are jointly guaranteed by all our wholly-owned subsidiaries.

Loan and Guaranty Agreement - Banco Inbursa S.A.

We have entered into a Loan and Guaranty Agreement, dated as of June 19, 2008, or the Loan and Guaranty Agreement, with Banco Inbursa S.A., an affiliate of Telmex Internacional, and certain of our subsidiaries as guarantors. The Loan and Guaranty Agreement provides for a US$200 million term loan facility, or the Term Credit Facility, guaranteed by our subsidiaries that are a party thereto. Interest on borrowings under the Term Credit Facility accrues at a rate of 7.875% per annum and is payable in arrears on April 15 and October 15 of each year. On June 24, 2008, we drew down the full amount available under the Term Credit Facility. The Term Credit Facility matures on June 18, 2019 and amortizes in three equal installments as follows: one third on June 18, 2017, one third on June 18, 2018 and one third on June 18, 2019. The Term Credit Facility is pre-payable in whole or in part, at any time after the fifth anniversary of the draw date, together with accrued and unpaid interest on the amount prepaid plus certain prepayment fees. We paid Banco Inbursa S.A. a fee of US$1.2 million in connection with entry into the Loan and Guaranty Agreement, which was deferred and will be amortized over the term of the facility using the interest method.

The Term Credit Facility contains a number of covenants that, among other things, will limit or restrict our ability and our subsidiaries to incur additional indebtedness (including guarantees of other indebtedness); pay dividends or make other restricted payments; enter into certain types of transactions with affiliates; sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and create liens. In addition, the Term Credit Facility contains a requirement that we not exceed a maximum ratio of consolidated interest expenses to consolidated EBITDA (as those terms are defined in the Loan and Guaranty Agreement). As of December 31, 2009, we were in compliance with such financial covenants. The Term Credit Facility provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, invalidity of guarantees, material judgments and change of control.

Global Notes 2020

On November 4, 2009, we issued 7.50% Guaranteed Senior Notes due 2020 in an aggregate principal amount of US$350.0 million. These notes may be redeemed at our option, in whole or in part, at any time (i) prior to January 27, 2015, at a redemption price, plus accrued and unpaid interest, if any, to the redemption date, equal to the greater of (a) 100% of the principal amount and (b) the sum of the present values of the remaining scheduled payment of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture governing the global notes 2020) plus 50 basis points; and (ii) on or after January 27, 2015, at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest and any additional amount payable with respect thereto : (a) 103.75% during the 12-month period commencing on January 27, 2015; (b) 102.5% during the 12-month period commencing on January 27, 2016; (c) 101.25% during the 12-month period commencing on January 27, 2017; and (d) 100% during the 12-month period commencing on January 27, 2018 and thereafter. In the case of partial redemption, no less than US$100.0 million aggregate principal amount must remain outstanding. We pay interest semi-annually in arrears on each interest payment date. The indenture governing the global notes 2020 includes a number of covenants, including limitations on incurrence of additional debt, limitation on liens, limitations on guarantees, limitations on merger, consolidation or sale of assets, certain obligations regarding the payment of dividends and other distributions and certain reporting requirements, subject in each case to important exceptions. Under the indenture governing the global notes 2020, an event of default is generally defined to include non-payment of interest or principal, breach of certain obligations, cross-default (with a US$45 million threshold), unsatisfied judgments and enforcement proceedings (with a US$45 million threshold), insolvency-related events and unenforceability of obligations. The global notes 2020 are jointly guaranteed by all our wholly-owned subsidiaries.

Non-Convertible Debentures - 6th Public Issuance

Issued on December 27, 2006, the Non-Convertible Debentures - 6th Public Issuance in the aggregate principal amount of R$580.0 million (US$327.4 million), bear interest at the CDI rate plus 0.70%, payable semi-annually in arrears on June 1 and December 1 of each year. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. Originally, the principal amount of these debentures was payable in four annual installments commencing on December 1, 2010, with the final installment of principal due on December 1, 2013. On September 23, 2009, the debenture holders approved the extension of the maturity of the Non-Convertible Debentures - 6th Public Issuance and the principal amount will be payable in four annual installments commencing on June 1, 2012 with the final installment of principal due on June 1, 2015. The debenture holders’ meeting also approved: (i) changing the interest rate of the Non-Convertible Debentures - 6th Public Issuance as of October 1, 2009 from CDI rate plus 0.70% to CDI rate plus 1.6% per year, and (ii) a R$1,760 renegotiation premium per R$100,000 principal amount of debentures to debenture holders, paid on October 1, 2009. Subject to an optional prepayment provision, we may prepay the debentures at any time, with a premium no greater than 0.50% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the debentures. Under the indenture governing the Non-Convertible Debentures - 6th Public Issuance, an event of default is generally defined to include: non-payment of interest or principal, breach of certain obligations, cross-default (with a R$50 million threshold), change of control, not maintaining Net Debt to EBITDA ratio (as those terms are defined in the Non-Convertible Debentures - 6th Public Issuance indenture) above 2.5x and Interest Coverage ratio (as those terms are defined in the Non-Convertible Debentures - 6th Public Issuance indenture) below 1.5x, unsatisfied judgments and enforcement proceedings, insolvency-related events and unenforceability of obligations.

Bank Credit Note

In connection with the acquisition of Vivax, we assumed debt in the aggregate principal amount of R$220.0 million with Banco Itaú BBA in the form of a Bank Credit Note, or CCB. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by our guarantee and the financial covenants were amended to reflect those of the Non-Convertible Debentures - 6th Public Issuance. We may prepay the CCB at any time, with a premium no greater than 0.60% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the CCB. On November 13, 2007, we prepaid R$50.0 million of this debt. On August 13, 2009, this loan agreement was renegotiated and amended as to the interest rates and maturity. The interest rate changed from CDI rate plus 1.2% to CDI rate plus 2.55% per year and the maturity from a bullet payment in November 2011 to be payable in three installments: December 2014, June 2015 and January 2016.

Government Agency for Machinery and Equipment Financing - FINAME

Since 2007, we have obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program. These loans bear interest at 3.15% per year plus Long-Term Interest Rate, or TJLP, with a principal grace period of one year and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired with the loans. We may prepay the FINAME at any time, with no premium. As of December 31, 2009 FINAME amounted R$217.4 million

Off-Balance Sheet Arrangements

We are a party to certain swap agreements as part of a program to hedge part of our expenses that are linked to the U.S. dollar in the short- and medium -term, which currently include capital expenditures and interest expense on the perpetual notes and the Loan and Guaranty Agreement with Banco Inbursa. As of December 31, 2009, we had swap agreements in the aggregate notional amount of R$94.7 million with the settlement dates starting in February 2010.

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

Since taking office in January 2003, President Luis Inácio Lula da Silva has continued to follow the policies implemented by the previous administration, causing a reduction in market volatility. On December 31, 2009, the real was quoted at R$1.7412 per US$1.00, corresponding to an appreciation of 25.5% when compared to December 31, 2008. In the end of 2008 and the first half of 2009, the Brazilian economy stagnated in the wake of the international financial crisis; however, the recession lasted a few quarters until the second quarter of 2009 before the Brazilian economy emerged from recession and resumed GDP growth. Notwithstanding the relatively brief effects of the international crisis, we remain exposed to volatility in the Brazilian currency, inflation, and regulatory changes.

Effects of Inflation and Exchange Rate Fluctuations

Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the fluctuation of the year-end exchange rate of the real against the U.S. dollar for the periods shown:

		Year Ended December 31,

	2009	2008	2007	2006	2005

Inflation (IGP-M Index)	(1.7)%	9.8%	7.8%	3.8%	1.2%
Currency appreciation (depreciation)	25.5%	(31.9)%	17.2%	8.7%	11.8%

As a result of the Real Plan, the rate of inflation and the rate of depreciation have been reduced considerably since July 1, 1994. In recent years, the Brazilian currency has recovered as a result of appreciation of the real. The real appreciated 25.5% as of December 31, 2009 when compared to December 31, 2008.

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

On December 31, 2009 and 2008 our U.S. dollar exposure was comprised as follows:

	2009	2008

	(R$ in thousands)
Interest payable	15,981	12,075
Accounts payable related to equipment
Acquired from foreign suppliers	34,721	81,342
Accounts payable related to programming	2,944	3,594
Global notes 2020	603,940	-
Perpetual bonds	261,180	350,550
Loan and Guaranty Agreement	345,164	464,270

Total	1,263,930	911,831

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. The existing tenure of the directors will end upon the election of the new members at our 2011 annual shareholders’ meeting, which must be held in the first four months of 2011.

Our by-laws provide that the board of directors shall be composed of no fewer than nine and no more than twelve members. According to our by-laws and Brazilian corporate law, each member of our board of directors must be a Net Serviços shareholder.

In addition, under Brazilian law, non‑voting, non‑controlling shareholders representing at least 10% of the total capital shares of a company have the right to elect by separate vote one member of a company’s board of directors.

Our by-laws provide that for each member appointed to our board of directors, an alternate member shall be appointed to act in place of the permanent director when such director is not available for conducting board business. The term of such alternate member mirrors the term of his or her corresponding member director.

Our by-laws provide that our board of directors shall hold a meeting at least once every quarter or as called by any director. Its responsibilities include, among other things, the establishment of the policy and general strategy of the business and the appointment and supervision of our executive officers.

Pursuant to a shareholders’ agreement discussed under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements,” our board of directors is comprised of twelve members and an equal number of alternates. Of these twelve members and twelve alternates, one member and one respective alternate is appointed directly by Grupo Globo, six members and six respective alternates are appointed by GB, which is controlled by Grupo Globo, and three members and three respective alternates are appointed by Telmex Internacional. Additionally, in accordance with the Level 2 of BM&FBovespa’s Corporate Governance requirements, 20% the members of our board of directors must be independent.

Net Serviços’ current directors are:

Current Term
Name	Position	Position Held Since	Expires

Jorge Luiz de Barros Nóbrega	Chairman, Board of Directors	April 30, 2009	April 30, 2010
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2011
Juarez de Queiroz Campos Júnior	Director	April 19, 2004	April 30, 2011
Carlos Henrique Moreira	Director	April 29, 2005	April 30, 2011
Jose Formoso Martínez	Director	April 29, 2005	April 30, 2011
Sérgio Lourenço Marques	Director	April 28, 2006	April 30, 2011
Mauro Szwarcwald	Director	April 28, 2006	April 30, 2011

Isaac Berensztejn	Director	April 2, 2007	April 30, 2011
Edgard Lobão dos Santos	Director	March 31, 2008	April 30, 2011
Gabriela Salomão Tavares	Director	April 30, 2009	April 30, 2011
Rodrigo Mesquita Marinho	Director	April 30, 2009	April 30, 2011
Augusto Cesar Roxo de Urzedo Rocha	Director	April 30, 2010	April 30, 2011

Biographies of Our Board of Directors

Jorge Luiz De Barros Nóbrega has been a member of our board of directors since April 2009 and has served as Chairman of the board of directors since that time. Prior, he served as an alternate member for the Chairman of our board of directors. Mr. Nóbrega is Director of the Corporate Center at Organizações Globo and New Media, Radio and Publishing Director. He joined Organizações Globo in 1998 as Strategic Coordination Director. Previously, he held executive positions at Mesbla, a Brazilian retailing group, and Xerox and headed his own consulting firm for 4 years. He graduated in Business Administration from EBAP/Fundação Getúlio Vargas and holds a M.Sc. Degree in Industrial Engineering/Corporate Planning from Universidade Católica do Rio de Janeiro.

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

Carlos Henrique Moreira has been a member of our board of directors since April 29, 2005. Currently he is Embratel’s chairman of the Board of Directors and Chief Executive Officer. Previously he held the positions of Chief Executive Officer at Algar Telecom Leste, Vice-President at Xerox, Vice President at IBM, Operations Executive Officer at Embratel, member of TELERJ’s board of directors, member of TELESP’s board of directors and Operations Executive Officer at Standard Eléctrica S.A. He holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnológico de Aeronáutica.

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

Gabriela Salomão Tavares has been a member of our board of directors since April 30, 2009. She has worked at Globo as Media Legal Matters Director since 2004. She has a Law degree from Faculdade Cândido Mendes. She also holds LLM in capital markerts and corporate law from Columbia Law School. Previously, she has worked for Shearman Sterling LLC and for Barbosa, Müssnich & Aragão Advogados.

Rodrigo Mesquita Marinho has been a member of our board of directors since April 30, 2009. He has worked at Infoglobo as Marketing Director since 2009. He has a Business Administration degree from Universidade Cândido Mendes. He also holds a Masters degree in Business Administration from the Pontíficia Universidade Católica do Rio de Janeiro. Previously, he worked for TV Globo.

Augusto Cesar Roxo de Urzedo Rocha Filho has been a member of our board of directors since April 30, 2010. He graduated with a degree in Civil Engineering from Universidade Fluminense in 1988 and received a MBA from NYU in 1992. Currently he is Globo's Financial Planning and Business Account Director. Previously, he worked at Net Serviços de Comunicação as Treasury and Capital Markets Director for six years and as Capital Markets Analyst at Banco Bozano Simonsen for five years.

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

In addition, if we did not maintain a permanent Conselho Fiscal, in accordance with Article 161 of Brazilian corporate law, shareholders representing at least 10% of the voting shares have the right to nominate a member to the Conselho Fiscal at a general shareholders’ meeting.

Current Term
Name	Position	Position Held Since	Expires

Martin Roberto Glogowsky	Chairman, Conselho Fiscal	July 12, 2005	April 30, 2011
Charles Barnsley Holland	Director	July 12, 2005	April 30, 2011
Fernando Carlos Ceylão Filho	Director	October 2, 2008	April 30, 2011

Martin Roberto Glogowsky has been a member of our Conselho Fiscal since July 2005. He joined Fundaçao Cesp in 1999 and he has been the Chief Executive Officer since May 2005. Previously, Mr. Glogowsky worked at Banco BBA and Banco Schahin Cury in the capital market department. Currently he is also member of several Boards of Directors, Fiscal Boards and Audit Committees for BM&FBovespa’s Novo Mercado companies. He holds a B.A. degree in Law from the Pontifícia Universidade Católica de São Paulo and a Business Administration degree from the Fundação Getúlio Vargas.

Charles Barnsley Holland has been a member of our Conselho Fiscal since July 2005. He is a registered accountant, with a MBA degree from Wharton School, University of Pennsylvania. Currently, he is a partner at Holland & Associados. Until 2001, for twenty years he was an audit partner at Ernst & Young serving as a member of the Partners Administrative Committee, member of the Executive Committee and in charge of the Audit Division. In 1979, he was the Chief Financial Officer at American Medical International, and before that date Senior Auditor of another leading public accounting firm. In compliance with American rules, he is the financial expert due to his knowledge in U.S. GAAP and U.S. GAAS.

Fernando Carlos Ceylão Filho has been a member of our Conselho Fiscal since October 2008. Currently he is an independent consultant. Previously, Mr. Ceylão was CEO of Globalstar do Brasil S.A., a satellite communications service provider and worked as a director of Americel S.A. In 1969, Mr. Ceylão joined Embratel, occupying various management positions at financial and international departments. In 1995, Mr.Ceylão was a director of Fundação Embratel de Seguridade Social, the pension fund of Embratel. He holds a degree in Law from Universidade Federal do Rio de Janeiro and a MBA in Strategic Management from Fundação Getúlio Vargas/RJ.

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

Net Serviços’ executive officers and senior managers are:

Name	Position	Position Held Since	Current Term Expires

José Antônio Guaraldi Félix(1)	Chief Executive Officer	January 2008	December 31, 2010
João Adalberto Elek Júnior(1)	Chief Financial Officer	March 2007	December 31, 2010
André Müller Borges(1)	Chief Legal Counsel	January 2002	December 31, 2010
José Paulo de Freitas(2)	Chief Human Resources Officer	July 2003	N/A
Rodrigo Marques de Oliveira(2)	Chief Strategic Planning Officer	December 2009	N/A
Daniel Feldmann Barros(2)	Chief Operating Officer	December 2009	N/A

________________________

(1)     Executive Officers

(2)     Senior Managers

José Antônio Guaraldi Félix became Chief Executive Officer of Net Serviços in January 2008. Mr. Félix had been our Chief Operating Officer since May 2003. Previously, he was the Chief Operating Officer for five years and before a regional officer for two years at Net Serviços. Prior to that he was an officer of Net Sul, where he headed 16 operations in southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Félix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Félix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellogg School of Management in Chicago, and from Insead Business School in France.

João Adalberto Elek Júnior has been our Chief Financial Officer since March 2007. Previously he was a member of our board of directors for two years. At the same time, he was the Chief Executive Officer for Telmex Internacional do Brasil for three years. He joined AT&T Latin América do Brasil as Financial Vice President. In the second half of 2001 and in 2002 he was the Chief Executive Officer for AT&T Latin América do Brasil. Prior to that, he was the Consumer Business’ Chief Financial Officer at Citibank. He graduated in Electronic Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a MBA in Marketing Planning from COPPE-AD/UFRJ and is a graduate of Columbia Business School Mergers and Acquisitions post-graduate program.

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

Regional Officer for the São Paulo region in September 2000. Previously, he worked at Vanity Fair as the Chief Operating Officer for the Brazilian branch from 1999 to 2000, where he was responsible for the Structuring, Sourcing and Operations Division (customer service, planning, purchasing, engineering, quality, distribution center and human resources). Before this, he held several positions at Grupo Algar, culminating in his serving as Chief Executive Officer. He holds a Business Administration degree from Fundação Getúlio Vargas (FGV-SP), São Paulo and a degree in Economics from Universidade de São Paulo.

Rodrigo Marques de Oliveira has been our Chief Strategic Planning Officer since December 2009. He served as our Financial Planning Officer since March 2004. Previously, he worked as Head of Research of Banco Santander Brazil for three years. Mr. Marques worked at Banco Bozano Simonsen from 1994 to 2000, as senior analyst and Head of Research. Mr. Marques has a degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and holds the Chartered Financial Analyst, or CFA, designation.

Daniel Feldmann Barros has been our Chief Operating Officer since December 2009. He served as our Regional Operating Officer for São Paulo since June 2005, during which time he was responsible for managing our operation in the city of São Paulo. Previously, he worked as Regional Operating Officer for 33 of our operations in different states. He worked at Net Sul in various positions in the operational area. Mr. Barros has a degree in Telecommunication Engineering from Universidade Federal de Santa Catarina and a degree in Business Administration from the University of California.

Indemnification

We currently provide insurance for our directors, executive officers and senior managers for indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers and senior managers in their official capacity as such.

Compensation of Directors and Principal Executive Officers

All members of our board of directors and of our Conselho Fiscal are entitled to receive compensation in connection with their serving on our boards. Currently, the two independent members of our board of directors and all members of our Conselho Fiscal receive compensation in connection with their serving on our boards.

For the year ended December 31, 2009, the aggregate compensation paid and benefits in kind granted by us to our independent directors, members of our Conselho Fiscal and our principal executive officers for services in all capacities was R$16.1 million.

Directors’ Service Contracts

Our directors and alternates are not subject to any service contracts with us or any of our subsidiaries.

Employees

All of our employees are located in Brazil. At December 31, 2009, we had 14,629 employees and approximately 51% were working in installation, repair and network maintenance, approximately 36% were working in sales related activities and approximately 13% were working in administrative functions. At December 31, 2008 and 2007, we had 12,272 and 8,151 employees, José Paulo de Freitas has been our Chief Human Resources Officer since July 2003. He is responsible for Human Resources, Quality and Change Managing. He joined Net Serviços as the respectively. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

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

Variable Compensation Plan and Long-Term Incentive Plan

We currently have two complementary compensation plans as described below:

(i) a variable compensation plan, the “Plano de Participação nos Resultados,” or PPR. In accordance with a labor agreement with the union, we pay our employees up to 3.6 monthly wages if we achieve pre-determined financial and operational performance goals established in accordance with the annual goals approved by the board of directors. For a selected number of administrative members, directors and managers, we have individual agreements with individually established goals, which includes reaching a certain target number pay-television and broadband Internet subscribers, free cash flow generation and customer satisfaction.

(ii) a retention plan was offered to a selected number of administrative employees, officers and managers, with the objective of retention. The expenses related to this plan have been accrued since its inception in 2008. This retention plan was implemented in 2008 in accordance with our previous long-term plan. Expenses are recognized on the accrual basis and payments are expected to occur in 2011.

In 2009 we reached substantially all pre-determined goals and amounts under the PPR were paid on February 12, 2009.

Pension, Retirement and Similar Benefits

We currently do not have any pension or retirement plans for our employees.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of May 17, 2010, none of our outstanding common shares and approximately 68% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On May 17, 2010, there were approximately 8,000 record holders of preferred shares, including in the form of ADSs, in the United States.

Together, Grupo Globo and Telmex Internacional directly or through their respective affiliates, currently own 99.4% of our common shares, with Grupo Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex Internacional has significant approval rights under our shareholders’ agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex Internacional is not permitted to own a controlling interest in us.

Globo is a Brazilian holding company controlled by the Marinho family with operations in broadcast television, pay-television programming, magazine publishing and printing and interests in cable and satellite television. Distel is a wholly-owned subsidiary of Globo.

Telmex Internacional owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed-line telephony services in Mexico and the leading provider of fixed local and long distance telephony services and Internet access in Mexico.

In the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex Internacional would have the right to acquire from Grupo Globo, and Grupo Globo would have the right to cause Telmex Internacional to purchase from Grupo Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Telmex Internacional, through GB, control over 51% of our voting common shares. The additional interest in GB’s voting capital would be equal to the greater of (i) 2% of the voting capital of GB or such amount of voting capital as would give Telmex Internacional voting control of GB and (ii) the percentage of GB’s total equity capital equal to the percentage that 16,162,799 common shares represent of the total voting capital of Net Serviços held by GB at the time. The benchmark price for this transaction would be equivalent to R$0.6277 (R$9.42 given the reverse split effective on August 1, 2006), which corresponds to the price per share Telmex Internacional has paid to Grupo Globo for our common shares in the transactions described above, adjusted according to the exchange rate. Following such a transfer, Grupo Globo would continue to hold a significant minority stake in us, directly and through its stake in GB, and so long as Grupo Globo held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the shareholders’ agreement described below under “—Shareholders’ Agreements.”

We believe that the acquisition by Telmex Internacional of this additional interest in voting capital of GB would constitute an acquisition of a controlling interest in Net Serviços that, pursuant to our by-laws, would require Telmex Internacional to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Telmex Internacional for such controlling interest.

As of May 17, 2010, GB is our controlling shareholder, holding 51.0% of our common shares. Grupo Globo, in turn, holds a controlling interest in GB. Grupo Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’ long-term incentive plan. Furthermore, Grupo Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

The following table sets forth, as of May 17, 2010, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity

Name	Number	Percentage	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	2,398,841	2.1%	1,888,314	0.8%	4,287,155	1.3%
Distel Holding S.A.(1)	9,457,106	8.3%	–	–	9,457,106	2.9%
GB Empreendimentos e Participações S.A.(2)	58,374,440	51.0%	–	–	58,374,440	17.0%
Empresa Brasileira de Telecomunicações S.A.(3)	2,580,655	2.2%	17,136,798	7.5%	19,717,453	5.7%
Embratel Participações S.A.(4)	40,928,400	35.8%	12,242,351	5.4%	53,170,751	15.5%
FMR LLC	–	–	13,563,707	5.9%	13,563,707	4.0%
BlackRock, Inc.	–	–	11,602,210	5.1%	11,602,210	3.4%
Cyrte Fun.III C.V., Inc	–	–	12,534,300	5.5%	12,534,300	3.7%
Dodge & Cox	–	–	22,524,688	9.9%	22,524,688	6.6%
_______________________

(1)     Distel Holding S.A. is controlled by Globo, which is controlled by the Marinho Family.

(2)     Grupo Globo holds 51% of the voting interests of GB, a special purpose company, and Telmex Internacional holds 49% of the voting interests of GB and 100% of the non-voting interests of GB.

(3)     Empresa Brasileira de Telecomunicações S.A. is controlled by Telmex Internacional.

(4)     Embratel Participações S.A. is controlled by Telmex Internacional.

As of May 17, 2010, non-affiliates owned 0.6% of our common shares and 86.8% of our preferred shares, representing 57.7% of our total capital stock.

Shareholders’ Agreements

Grupo Globo and Telmex Internacional, Grupo Globo, Embratel, Embrapar and GB, together with Telmex Internacional, entered into our shareholders’ agreement, and Grupo Globo and Telmex Internacional entered into a separate shareholders’ agreement with respect to GB, which we refer to as the “GB shareholders’ agreement”. We refer to these shareholders’ agreements together as the “shareholders’ agreements.” The shareholders’ agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Grupo Globo, Telmex Internacional and GB to appoint members to our board of directors and board of executive officers.

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

Previous meetings. The shareholders’ agreements provide that a previous meeting of the representatives of Grupo Globo and Telmex Internacional must be held prior to each of our, or any of our subsidiaries’, general shareholders meetings or board of directors meetings at which a material matter is to be considered. The previous meeting is to establish the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the shareholders’ agreements. Relevant matters (as described below) must be approved at a previous meeting by the affirmative vote of shareholders party to the shareholders’ agreements. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such previous meeting.

Material matters. The shareholders’ agreements require the approval of Telmex Internacional, or if Telmex Internacional has control over a majority of our common shares, the approval of Grupo Globo, at a previous meeting as described above for specified material matters. These material matters include certain extraordinary corporate transactions relating to us, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating us; changes to specified commercial arrangements to which we are party, including certain programming and network arrangements, affiliate transactions and pay-television concession matters; and other matters such as deregistering us as a public company, changing our corporate purpose and determining the compensation and benefits of our key employees. The approval rights are subject to maintaining specified minimum levels of shareholdings in Net Serviços.

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

Board of directors (Conselho de Administração). The shareholders’ agreements require that our board of directors initially be comprised of at least eleven sitting members and an equal number of alternate members, all of whom must, as required by Brazilian law, be shareholders of Net Serviços. Of these eleven sitting members and eleven alternate members, one sitting member and one respective alternate member are appointed directly by Grupo Globo, six sitting members and six respective alternate members are appointed by GB, which is controlled by Grupo Globo, and three sitting members and three respective alternate members are appointed by Telmex Internacional. Additionally, in accordance with BM&FBovespa Level 2 listing requirements, two sitting members and two respective alternate members must be appointed by a non‑controlling preferred shareholder.

Additionally, in the event that shareholders that are not parties to the shareholders’ agreement become entitled to representation on our board of directors, the total number of members of our board of directors will be recalculated, but in no event shall our board of directors be comprised of fewer than eleven members. Furthermore, shareholders owning more than 50% of the common shares subject to the shareholders’ agreements will always be entitled to appoint (and remove) at least a majority of the members of our board of directors.

Board of officers (Diretoria). The shareholders’ agreements provide that our board of officers and the board of officers of each company controlled by us will be comprised, except under certain circumstances, of the following three executive officers: (i) Chief Executive Officer, (ii) Chief Operating Officer and (iii) Chief Financial Officer. Telmex Internacional has the right to appoint and remove the Chief Operating Officer. Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of our common stock governed by the shareholders’ agreements.

Business covenants. Under the shareholders’ agreements and subject to certain ownership requirements, Telmex Internacional will agree not to, and not to cause a related party to, own, conduct or participate in the management of any broadcast television or pay-television distribution platform (other than ours and except under certain circumstances) or content production businesses (other than those specified in the shareholders’ agreements) in Brazil.

Term. The shareholders’ agreements shall be valid and effective so long as each of Grupo Globo and Telmex Internacional owns (including through GB according to a formula incorporating adjusted interest), directly or indirectly, at least 153,759,717 (10,250,648 given the reverse split effective on August 1, 2006) of our common shares, irrespective of the percentage ownership represented by such common shares.

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

Material Transactions with Affiliates

Net Brasil Programming Agreement

Net Brasil is wholly owned by Grupo Globo. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we obtain all of our programming from Brazilian sources through Net Brasil. We obtain directly, for our own account and benefit, all international content from sources outside of Brazil. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement. We pay Net Brasil a fixed brokerage service fee equal to R$138,000 per month, adjusted by the Consumer Price Index.

On June 27, 2004, we also entered into a licensing agreement with Net Brasil, whereby Net Brasil grants us the right to use the “NET” brand name for 10 years from the date of effectiveness and, in the case of termination, for an additional 30 months from the date of termination. On December 16, 2005, we entered into an amended agreement with Net Brasil whereby we extended the term of the current licensing agreement until 2015.

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

The shareholders’ agreement between Grupo Globo, Embratel (as successor to Latam), GB and Telmex Internacional provides that our board of directors must approve alterations in certain of our programming arrangements and transactions with affiliates. Furthermore, if Grupo Globo and Telmex Internacional are entitled to elect at least one member to our board of directors, any alterations in these same programming arrangements and transactions with affiliates must also be approved by such directors. See “—Shareholders’ Agreements.”

Pursuant to our programming agreements with Net Brasil, we recognized expenses of R$675.5 million to Net Brasil in 2009, including programming from Globosat and the brokerage fee. We also recognized expenses of R$9.2 million directly to Globosat for programming during 2009.

Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable – programming suppliers” under current liabilities in the consolidated balance sheet in our audited consolidated financial statements included elsewhere herein.

Programming Guide

Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2009 and 2008, we recognized expenses of R$11.5 million and R$12.8 million, respectively, for the publication of our program guide.

Fixed Line Telephony and Small and Medium Business Services

We entered into agreements in 2006 with our shareholder Embratel to offer fixed line telephony services - and small and medium business services. With this fixed line telephony services, we can offer triple play (pay-television, broadband Internet and fixed line telephony) service for potential clients that are covered by our bidirectional network. . With these small and medium business services, we can provide broadband Internet and fixed line telephony services for potential small- and medium-sized businesses that are covered by our bidirectional network. By offering such services, we intend to create synergies and increase the utilization and profitability of our existing infrastructure.

According to this the agreement governing fixed line telephony services, as amended, we are responsible for managing the operation of such services, which should strengthen our pay-television and broadband Internet businesses for residential customers. Embratel, which owns the licenses to provide the fixed line telephony serviceservices, is responsible for investments in infrastructure to offer the serviceservices and is bringing itsprovides customer service expertise for the fixed line telephony business. Pursuant to the partnership modelagreement governing fixed line telephony services, as amended, we will share the fixed line telephony services'services operating results, calculated by subtracting taxes on revenues and , interconnection fees and costs incurred in connection with defaulting end users from gross fixed line telephony revenues.

According to the agreement governing small and medium business services, as amended, we are responsible for the infrastructure that provides to Embratel corporate internet protocol access telecommunication services, including certain equipment and general field services. Embratel is responsible for offerring broadband Internet and fixed line telephony services, providing the certain equipment required and adapting and managing its information technology systems and applications in connection with the services provided to small and medium business.

Net sales arising from fixed line telephony services and small and medium business services amounted to R$391.6 million and R$273.8 million for the years ended December 31, 2009 and 2008, respectively.

Internet Services and IRU Agreements

On June 26, 2003, we entered into an agreement with Embratel to acquire access to its global Internet network, with full internet protocol connectivity and guaranteed and unshared bandwidth, that connects our network to the Internet through private lines. This contract enables us to provide our broadband Internet services. This contract has been amended several times to include certain of our subsidiaries and to update prices and bandwidth capacities to access the Internet.

On December 29, 2009, we entered into two IRU agreements with Embratel, each with a term of five years beginning on December 1, 2009, to (i) use Embratel’s network for the provision of our broadband Internet service in exchange for a one-time payment in the amount of R$849.6 million; and (ii) allow Embratel to use our transmission capacity in local accesses in our hybrid fiber-coaxial network to provide fixed telephony services in exchange for a one-time payment in the amount of R$873.5 million. For financial accounting purposes, we have elected to defer both our rental expenses to Embratel and our rental revenue from Embratel under the IRU agreements. Such amounts will be recognized monthly over the term of the IRU agreements.

Other transactions involving us and companies related to Embratel, such as: (i) private circuits for internal fixed line telephony services; and (ii) general fixed telephony services are provided at prices believed to be at market rates. The amount paid to Embratel for these services, together with bandwidth access to the Internet, totaled R$262.9 million in 2009 and R$167.4 million in 2008. The increase is primarily due to higher cost related to the bandwidth to access the Internet.

Financing Arrangements with Affiliates

Grupo Globo/BNDESPar Share Transfer

In September 2004, Banco Nacional de Desenvolvimento Econômico e Social Participações, or BNDESPar, agreed to sell to Grupo Globo a total of 60,138,289 shares of our common stock held by BNDESPar at a price of R$0.90 per share (subject to adjustment by an index), representing all shares of our common stock held by BNDESPar. On December 27, 2004, Grupo Globo and BNDESPar entered into an agreement governing the share transfer. On January 26, 2005, Grupo Globo agreed to exercise its right to acquire all such common shares, representing 7.3% of our voting capital, at the total price of R$54.7 million. This share transfer closed on February 1, 2005 at a price of R$0.91, equivalent to R$13.65 per share after the reverse split effective on August 1, 2006 (after an adjustment for inflation per share). As a result of this share transfer, BNDESPar no longer owns any shares of our common stock, however, it continues to hold certain of our preferred shares. In addition, in connection with the share transfer, Grupo Globo and BNDESPar, together with us and GB as intervening parties, entered into an agreement with respect to our preferred shares held by BNDESPar, assuring BNDESPar the right to register such preferred shares in any public offering of our preferred shares and granting BNDESPar the right once every twelve months to demand we undertake a public offering of such preferred shares in Brazil. See “—Major Shareholders.”

Globotel Participações S.A.

As a result of certain ownership reorganization among companies controlled by Grupo Globo, on August 31, 2001, our extraordinary shareholder meeting approved the down-stream merger of Globotel Participações S.A., a subsidiary of Roma Participações Ltda., or Romapar, with us. With this merger, we succeeded the merged company in the right of amortizing for Brazilian local statutory and tax purposes a premium of R$452.2 million generated at the acquisition of its ownership in us and certain of our subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefits for us and our subsidiaries over an estimated period of up to six years. As compensation for benefits realized we issued to Romapar: (i) on December 9, 2005, 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to R$13.20 per share; (ii) on May 18, 2006, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to R$17.10 per share; (iii) on February 1, 2007, 1,146,354 common and 1,881,774 preferred shares at a price corresponding to R$23.25 per share; (iv) January 31, 2008, 1,229,387 common and 2,454,256 preferred shares at a price corresponding to R$19.92 per share; and (v) February 17, 2009, 1,408,161 common and 2,816,320 preferred shares at a price corresponding to R$13.96 per share.

Loan Agreement with Banco Inbursa S.A.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resorces–Debt Financing–Loan and Guaranty Agreement.”

ITEM 8.          FINANCIAL INFORMATION.

Our audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 are included elsewhere in this Form 20-F. No significant change has occurred since the date of our audited consolidated financial statements as of and for the year ended December 31, 2009.

See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity requirements and sources” for a discussion of our financial position.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Financing Arrangements with Affiliates—Globotel Participações S.A.” for a discussion of the capital increases approved on February 17, 2009.

See “Item 10. Additional Information—Dividend Policy” for a discussion of our policy on dividend distributions.

Item 9.          The Offer and Listing.

General

The principal non-United States market for our preferred shares is the BM&FBovespa. Our preferred shares are traded on the BM&FBovespa under the symbol “NETC4.” In addition, our shares are also traded in Spain on Latibex under the symbol “XNET.”

Since June 2002, we have complied with the requirements of Level 2 of the BM&FBovespa. Level 2 is a listing segment created for the trading of shares issued by companies that voluntarily undertake to comply with certain corporate governance practices and disclosure requirements that are in addition to those imposed by Brazilian law. The inclusion of an issuer in Level 2 signifies the issuer’s compliance with a series of corporate rules, known as good practices of corporate governance, which are more rigid than those required by the Brazilian legislation. These rules increase the rights of the shareholders as well as improve the quality of information we provide to the market.

Our predecessor company, Multicanal, conducted an offering of ADSs in October 1996. Each ADS represents one preferred share. The ADSs trade in the United States on the NASDAQ Global Market under the symbol “NETC” and are evidenced by ADRs. The ADSs are outstanding under an amended and restated deposit agreement dated as of July 28, 2006 among us, JPMorgan Chase Bank N.A., or JPMorgan Chase, as depositary, and the owners and holders from time to time of the ADSs. An ADR may represent any number of ADSs. Only persons in whose names ADSs are registered on the books of the depositary are treated as owners of ADSs under the deposit agreement.

On August 1, 2006, we made a reverse split on the common and preferred shares converting each lot of fifteen shares to one share. Effective from this date, each of our ADSs was changed to represent one of our preferred shares.

The table below sets forth, for each period indicated, the high and low closing prices in reais for the preferred shares on the BM&FBovespa and the high and low closing prices of the ADSs in U.S. dollars as reported by the NASDAQ Global Market.

	BM&FBovespa(1) (2)		NASDAQ (2) (3)
	R$ per preferred share		US$ per ADS

Year	Low	High	Low	High

2005	6.40	17.52	3.18	8.22
2006	14.68	24.47	6.30	12.09
2007	19.69	34.67	10.76	18.70
2008	9.86	26.06	3.88	15.80
2009	13.46	25.23	5.74	14.92

Quarter

2008:
First Quarter	17.08	23.40	9.55	13.52
Second Quarter	18.14	26.06	10.77	15.80
Third Quarter	14.49	21.25	7.44	13.48
Fourth Quarter	9.86	16.78	3.88	8.77

	BM&FBovespa(1) (2)		NASDAQ (2) (3)
	R$ per preferred share		US$ per ADS

2009:
First Quarter	13.46	17.54	5.74	7.88
Second Quarter	14.91	20.09	6.83	10.27
Third Quarter	18.64	20.99	9.66	11.70
Fourth Quarter	20.55	25.23	11.52	14.92

Month

November 2009	21.17	25.23	12.09	14.92
December 2009	22.53	25.08	12.91	14.89
January 2010	21.01	25.11	11.32	14.76
February 2010	20.92	23.01	11.19	12.66
March 2010	22.00	24.31	12.24	13.74
April 2010	19.88	23.49	11.31	13.28
May 2010 (through May 17)	18.07	20.80	9.84	12.04

____________________________

(1)    Adjusted reais per share.

(2)    Reflects the fifteen to one reverse split effective on August 1, 2006.

(3)    Reflects the ratio change effective on August 1, 2006. One preferred share represents one ADS.

Trading Markets

NASDAQ Global Market

The primary market for our preferred shares held in the form of ADSs is the NASDAQ Global Market. On December 31, 2009, there were 62.6 million ADSs outstanding, representing 27% of the total amount of preferred shares held by public shareholders (which are all preferred shares not owned by our major shareholders discussed in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”). The average daily trading volume of the ADSs on the NASDAQ Global Market during 2009 was US$6.6 million, or 628,600 ADSs.

Compliance with Certain NASDAQ Corporate Governance Rules

Under the NASDAQ listing rules, a foreign private issuer may follow its home country corporate governance practices in lieu of certain NASDAQ corporate governance rules subject to certain requirements. The practices we follow in lieu of certain NASDAQ rules are described below.

Independent directors. Rule 5605(b)(1) requires that a majority of a listed company’s board of directors be comprised of independent directors. In lieu of complying with Rule 5605(b)(1), we follow Brazilian corporate law, which does not require us to have independent directors on our board of directors. However, as required by Level 2 of BM&FBovespa’s Corporate Governance requirements, 20% of the members of our board of directors are independent.

Executive Sessions. Rule 5605(b)(2) requires that a listed company’s independent directors have regularly scheduled meetings at which only independent directors are present. In lieu of complying with Rule 5605(b)(2), we follow Brazilian corporate law, which does not require our independent directors to have regularly scheduled meetings at which only independent directors are present.

Compensation of Officers. Rule 5605(d) requires that the compensation of a listed company’s executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. In lieu of complying with Rule 5605(d), we follow Brazilian corporate law, which does not require us to have either a compensation committee or independent directors on our board of directors. Compensation of our executive officers is determined by our board of directors.

Nomination of Directors. Rule 5605(e)(1) requires that a listed company’s director nominees be selected, or recommended to the board of directors for selection, either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. In lieu of complying with Rule 5605(e)(1), we follow Brazilian corporate law, which does not require us to have either a nominations committee or independent directors on our board of directors. Instead, our directors are appointed as described under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements—Board of directors (Conselho de Administração).”

Nominating Committee Charter. Rule 5605(e)(2) requires that a listed company adopt a formal written charter or board resolution addressing the director nomination process. In lieu of complying with Rule 5605(e)(2), we follow Brazilian corporate law, which does not require us to adopt a formal written charter or board resolution addressing the process for nomination of directors.

Audit committee composition. Rule 5605(c) requires, among other things, that a listed company maintain an audit committee comprised of at least three members, each of whom must be independent as defined in the NASDAQ rules. In lieu of complying with Rule 5605(c), we follow Brazilian corporate law and we maintain a permanent Fiscal Board, or Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.”

Quorum. Rule 5620(c) requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of common stock of at least 33 1/3% of the outstanding shares of the listed company’s common voting stock. In lieu of complying with Rule 5620(c), we follow Brazilian corporate law, which requires a minimum quorum for a shareholders’ meeting of 25% of the outstanding shares of common voting stock on a first summoning of shareholders. Under Brazilian corporate law, however, there is no minimum quorum requirement in the event that a first summoning of shareholders does not elicit a quorum and a second summoning of shareholders is made.

Shareholder Approval. Rule 5635 generally requires that a listed company obtain shareholder approval at or prior to the issuance of securities in connection with (a) the establishment or amendment of a compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants; (b) certain acquisitions of stock of another company; (c) an issuance of securities that will result in a change of control of the issuer; or (d) certain transactions other than a public offering. In lieu of complying with Rule 5635, we follow Brazilian corporate law, which does not require us to obtain shareholder approval at or prior to the issuance of securities in connection with the above mentioned topics.

Code of Ethics. Rule 5610 requires that a listed company adopt a code of conduct applicable to all directors, officers and employees, which is publicly available. In lieu of complying with Rule 5610 with respect to our directors, we follow Brazilian corporate law, which does not require us to adopt a code of ethics, such as that required by the NASDAQ rules, for our directors. However, pursuant to applicable Brazilian corporate and securities laws, our directors and officers are required to publicly disclose certain facts and information, including trading in our securities.

Brazilian Stock Exchanges

In 2000, Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the BM&FBovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2009, the BM&FBovespa accounted for 100% of the trading volume of equity securities. The BM&FBovespa is a non-profit entity owned by its member brokerage firms. Trading on the BM&FBovespa is limited to member brokerage firms and a limited number of authorized non-members.

Trading. Trading is conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System on the BM&FBovespa and on the National Electronic Trading System.

The BM&FBovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers on the BM&FBovespa. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

In order to better control volatility, the BM&FBovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the BM&FBovespa Index, or Ibovespa, falls 10% or 15%, respectively, in relation to the index registered in the previous trading session.

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

Market Size. As of December 31, 2009, the aggregate market capitalization of all the companies listed on the BM&FBovespa was equivalent to approximately US$1.3 trillion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2009, we accounted for to approximately 0.3% of the market capitalization of all listed companies on the BM&FBovespa.

Although at December 31, 2009 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2009, the average daily trading value on the BM&FBovespa was to approximately US$3.0 billion.

Index. Net Serviços has been included as part of the Ibovespa since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2009, the weighting of our preferred shares in the index was 0.8% as compared to our weighting of 1.0% on December 31, 2008. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

Level 2 of the BM&FBovespa

On December 11, 2000, the BM&FBovespa launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the Novo Mercado of BM&FBovespa. These listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those required under Brazilian corporate law.

The inclusion of a company in any one of the segments implies the adherence to a series of corporate rules, known generally as good corporate governance practices. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations to shareholders.

Our shares have been listed in BM&FBovespa’s Level 2 since June 2002. Pursuant to Level 2 requirements, we are required to adopt certain practices as part of our corporate structure. We have adopted such practices as follows:

Preferred Shares with Voting Rights. In accordance with Level 2 rules, we have established, voting rights in relation to our preferred shares with respect to:

•                     our transformation, takeover, merger or spin-off;

•                     valuation of assets used in increases in our share capital;

•                     approval of certain specified agreements between us and our controlling shareholders or their affiliates;

•                     selection of a specialized firm to determine our fair market value, in relation to a public offering of our shares; and

•                     change or repeal of provisions of our by-laws that alter or modify any BM&FBovespa requirements.

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

Establishment of a single one year mandate for the entire board of directors. Level 2 establishes unified mandate for all members of Board of Directors. Board of Directors must have at least five members, of which at least 20% shall be independent members. Our by-laws provide that our board of directors shall be composed of no fewer than nine and no more than twelve members elected at an annual general meeting of shareholders, each to serve for a one year term, with the option for reelection.

Free float. Level 2 requires that at all times at least 25% of an issuer’s total capital stock be held by persons or entities other than those party to a shareholders’ agreement. We have been in compliance with this requirement since July 2004.

Independent Board members. Level 2 requires that at least 20% of our board members be independent. We have been in compliance with this requirement since this requirement was implemented.

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

Improvements, in addition to quarterly information statements. In addition to the information to be included in quarterly information statements as required by law, Level 2 requires us to, and we do:

•                     present a consolidated balance sheet, a consolidated statement of results, a consolidated cash flow statement and a consolidated performance report, whenever we are required to submit year-end consolidated financial statements;

•                     disclose any direct or indirect ownership interest per type and class exceeding 5% of each type and class of our capital stock, to the level of individual shareholders;

•                     disclose, on a consolidated basis, the quantity and class of those of our securities held, directly or indirectly, by our controlling shareholders, by members of our board of directors, by our executive officers and by the members of our Conselho Fiscal;

•                     report any trades of securities held by our controlling shareholders, by members of our board of directors, by our executive officers and by the members of our Conselho Fiscal within the preceding twelve months;

•                     include, in explanatory notes, our cash flow statements; and

•                     disclose the quantity of our outstanding shares and the percentage expressed in relation to the total amount of shares issued.

Furthermore, under Level 2, each fiscal quarter a quarterly information statement must be filed with CVM. The quarterly information statement must include a special report issued by an independent auditor duly registered with CVM, in accordance with CVM regulations.

Trading of securities and derivatives by members of our board of directors and Conselho Fiscal, executive officers and controlling shareholders. Pursuant to Level 2 requirements, members of our board of directors and Conselho Fiscal, executive officers and controlling shareholders are obligated to report to BM&FBovespa the volume and the class of our securities held by them, directly or indirectly, including any related derivatives. Any trades in securities and derivatives by such persons are reported in detail to BM&FBovespa within ten days as of the last day of the month in which such trade occurs.

Self-regulatory procedures. We have an internal management committee that adopts internal policies with respect to trading in our securities and related derivatives. This committee has passed the following resolutions:

•                     from one month before the end of each fiscal year until the publication of the notice to shareholders regarding the availability of our financial statements for such year, our senior managers and controlling shareholders are obligated to abstain from trading in our securities and related derivatives;

•                     following a decision to raise capital, distribute dividends to shareholders, distribute bonuses in shares or related derivatives or adopt a share split, until the publication of the notice announcing such decision, our senior managers and controlling shareholders are obligated to abstain from trading in our securities and related derivatives; and

•                     our senior managers and controlling shareholders are obligated to periodically inform BM&FBovespa and us of their plan to trade in our securities and related derivatives, and if such plan changes, they are required to notify BM&FBovespa and us of the change.

Shareholder agreement, stock option program and contracts with the same economic group. Upon entering into a shareholders’ agreement with us, Level 2 mandates that within five days of such signature, we file with BM&FBovespa a copy of the agreement. Similarly, a copy of all option plans for our employees and administrators are also to be filed with BM&FBovespa within five days.

In addition, whenever a single contract or a series of related contracts within any twelve month period, between ourselves and a subsidiary, senior manager or controlling shareholder, involves an amount equal to or greater than R$200,000 or involves an amount equal to or greater than 1% of our net worth, we are required to notify BM&FBovespa of this fact and make a public disclosure of such contract or series of contracts.

Resolution of corporate conflicts through arbitration. Under Level 2, we, our controlling shareholders, senior managers and, to the extent we establish a Conselho Fiscal, the members of such Conselho Fiscal are required to refer to arbitration any and all disputes or controversies relating to the enforcement, validity, efficacy, violation and related effects of: (a) the provisions in the Brazilian corporate law and in our by-laws, (b) the rules issued by the National Monetary Council , the Central Bank and the CVM, (c) all other rules governing capital markets in general, and (d) the directives in the BM&FBovespa listing rules, arbitration rules and the corporate governance Level 2 agreement.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by (i) Law No. 6,385, of December 7, 1976, and Law No. 6,404, of December 15, 1976, which together, as amended and supplemented, comprise Brazilian corporate law and (ii) regulations issued by (a) the CVM, which has general regulatory authority over the stock exchanges and securities markets, (b) the National Monetary Council and (c) the Central Bank, which has licensing authority over financial institutions, including brokerage firms and also regulates foreign investment, the BM&FBovespa and foreign exchange transactions. Such regulations, among others, relate in part to disclosure requirements applicable to issuers of publicly traded securities, the protection of minority shareholders and criminal penalties for insider trading and market manipulation. They also provide for the licensing and oversight of brokerage firms and the governance of the Brazilian stock exchanges.

Under Brazilian corporate law, a company is either companhia aberta, or publicly held, as we are, or companhia fechada, or closely held. All public companies, including us, are registered with the CVM and are subject to certain reporting requirements. A company registered with the CVM may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our preferred shares are listed and traded on the BM&FBovespa and may be traded privately, subject to some limitations.

Issuers may request that trading of their securities on the BM&FBovespa be suspended in anticipation of a material announcement. Trading may also be suspended at the discretion of the BM&FBovespa or the CVM due to, among other things, a belief that an issuer has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the BM&FBovespa or the CVM.

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

Trading on the BM&FBovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil. The preferred and common shares underlying our ADSs are deposited with a Brazilian custodian, who acts on behalf of and as agent for the depositary of the ADSs, and who is registered with the Central Bank as the fiduciary owner of such shares. Payments of cash dividends and distributions, if any, on common and preferred shares will be made in reais to the custodian on behalf of the depositary. The custodian will then convert such proceeds into U.S. dollars and will deliver such U.S. dollars to the depositary for distribution to the holders of ADSs. In the event that the custodian is unable to immediately convert the dividends in reais into U.S. dollars, holders of the preferred and common ADSs may be adversely affected by devaluations or other exchange rate fluctuations before such dividends can be converted and remitted. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the preferred and common shares on the BM&FBovespa.

The proceeds from the redemption of ADSs may, within five business days from the date of the relevant redemption, be remitted abroad in compliance with the foreign exchange regulatory provisions. Alternatively, the foreign investor may convert the previous ADSs investments into another type of authorized foreign investment, such as foreign direct investment or portfolio investment. Additionally, according to CMN Resolution No. 3,845, dated March 23, 2010, such conversions are subject to simultaneous foreign exchange transactions and the taxes that may be levied thereon.

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

Voting Rights Relating to Our Common and Preferred Shares

Each holder of our common shares is entitled to one vote per common share at our general shareholders’ meetings; each holder of our preferred shares is entitled to one vote per preferred share at our general shareholders’ meetings exclusively with respect to the following matters in accordance with BM&FBovespa’s Corporate Governance Listing Rules for Level 2:

•                     our transformation, takeover, merger or spin-off;

•                     valuation of assets used in determining increases in our capital;

•                     approval of certain specified agreements between us and our controlling shareholders or their affiliates;

•                     selection of a specialized firm to determine our fair market value, in relation to a public offering of our shares; and

•                     change or repeal of provisions of our by-laws that alter or modify any BM&FBovespa requirements.

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

According to the Brazilian corporate law, the resolutions of a general shareholders’ meeting shall be passed by a simple majority of those present. Nevertheless, according to Brazilian corporate law, the approval of shareholders representing at least one-half of our outstanding voting shares shall be necessary for a resolution which:

•                     creates preferred shares or increases an existing class of shares without maintaining its ratio to the other classes of shares;

•                     alters a preference, a privilege or a condition of redemption or amortization conferred upon one or more classes of preferred shares, or creates a new, more favored class;

•                     reduces a mandatory dividend;

•                     merges the corporation with another corporation or consolidates the corporation;

•                     participates in a group of corporations as defined under Brazilian corporate law;

•                     changes the corporation’s corporate purpose;

•                     liquidation of the corporation;

•                     creates founders’ shares;

•                     spins-off the corporation; or

•                     dissolves the corporation.

Shareholders participating in a general shareholders’ meeting have the power to decide the following:

•                     the grant of guaranties and other securities in favor of third parties;

•                     cancellation of our registration as a public company;

•                     cancellation of our registration for trading of shares on Level 2 of the BM&FBovespa; and

•                     selection of a specialized firm to determine our fair market value, in relation to a public offering of our shares.

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

Rights of Withdrawal

Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw his or her equity interest from a company in exchange for payment for such shares by the company. In our case, this right of withdrawal may be exercised by dissenting shareholders in the event that at least half of all holders of our outstanding voting shares authorize us to:

•                     create new preferred shares or increase the amount of preferred shares already existing without maintaining such existing preferred shares’ ratio to the other classes of existing shares, unless otherwise provided by our by-laws;

•                     reduce the mandatory distribution of dividends;

•                     change our corporate purpose;

•                     merge with another company or consolidate with another company subject to the conditions set forth under Brazilian corporate law;

•                     transfer all of our shares to another company in order to make us a wholly-owned subsidiary of such company, known as incorporação de ações;

•                     participate in a centralized group of companies as defined under Brazilian corporate law and subject to the conditions set forth therein;

•                     alter a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or create a new, more favored class; or

•                     spin-off.

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

The total compensation for our board of directors is determined at our annual shareholders’ meeting and the board of directors distributes such amount among its members as described in our by-laws.

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

Under the Brazilian telecommunications regulatory framework, only non-government legal entities headquartered in Brazil and controlled as to 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than ten years are eligible to receive a license from Anatel to operate cable television systems in Brazil. Therefore, presently, it is not legally possible for a person or a legal entity other than those mentioned to acquire control of Net Serviços. See also “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a discussion of this law in relation to Telmex Internacional’s investment in us.

Change of Control Provisions

According to the Corporate Governance Listing Rules for Level 2 of the BM&FBovespa, in the event of an acquisition of a controlling interest in us, the purchaser must offer tag-along rights to all of our remaining shareholders in an amount equal to, in the case of holders of common shares, 100% of the price paid for each share of the controlling stake and, in the case of holders of preferred shares, at least 70% of the price paid for each share of the controlling stake. Our by-laws, however, as allowed by Level 2, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

CVM also requires that whenever a publicly held company experiences a change of control, the new controlling shareholder must immediately disclose the transaction to CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

Capitalization

As of December 31, 2009, our corporate capital amounted to R$5.6 billion, of which R$12.9 million has not been paid in. As of December 31, 2009, our corporate capital consisted of 114,459,685 common shares and 228,503,916 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$6.5 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

Changes to Brazilian Corporate Law and Rules Enacted by CVM

On October 31, 2001, Law No. 10,303 was passed by the Brazilian legislature amending Brazilian corporate law. Throughout 2001 and 2002, CVM also enacted new rules affecting Brazilian companies. As a result, companies are required to observe, and we adhere to, the following requirements:

•                     disputes among shareholders are subject to arbitration if so provided by the by-laws of the company. Our by-laws provide that disputes arising or related to (i) our by-laws, (ii) rules enacted by CVM, BM&FBovespa, the Brazilian Central Bank or the National Monetary Council, (iii) rules applicable to the Brazilian capital markets or (iv) Brazilian corporate law are subject to arbitration which shall occur in accordance with the Market Arbitration Chamber created by BM&FBovespa;

•                     upon a delisting or a substantial reduction in the liquidity of shares resulting from purchase(s) by controlling shareholder(s), a company must engage in a tender offer for all outstanding shares, at a purchase price equal to the fair market value for such shares. If less than 5% of all shares issued and outstanding have not been purchased by such controlling shareholder(s) after the expiration of such tender offer, holders of such shares may decide at a general meeting to redeem those shares for the offering price;

•                     non‑controlling shareholders representing at least 15% of voting shares will have the right to elect by separate vote one member of the board of directors;

•                     non‑voting, non‑controlling shareholders representing at least 10% of the total capital shares will have the right to elect by separate vote one member of the board of directors;

•                     in the event of a change in control, the purchaser of the controlling stake must offer tag-along rights to all remaining holders of common shares in an amount equal to at least 80% of the price paid for each share of the controlling stake. Our by-laws, as allowed under Brazilian corporate law, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake;

•                     shareholders are entitled to effect a spin-off only if the spin-off reflects a change in the company’s corporate purpose, a reduction in mandatory dividends or the participation by the company in a centralized group of companies;

•                     controlling shareholders, the shareholders that elect members to the board of directors and audit committee, if any, the members of the board of directors and audit committee, if any, and executive officers are required to disclose any purchase or sale of a company’s shares to CVM and BM&FBovespa;

•                     the chairman of any shareholders’ meeting or board of directors or executive officers’ meeting is entitled to enforce the voting provisions of any shareholders’ agreement which has been duly filed with the company; and

•                     the first and second notices for shareholders’ meetings must be made fifteen and eight days, respectively, before such meeting, except that the CVM may also require the first notice 30 days before a shareholders’ meeting.

On July 13, 2007, CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to International Financial Reporting Standards, or IFRS, starting with the year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian corporate law and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the IFRS. Additionally, the statute acknowledged a role in the setting of accounting standards for the Comitê de Pronunciamentos Contábeis (the Committee for Accounting Pronouncements, or CPC), which is a committee of officials from the BM&FBovespa, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

On December 3, 2008, Medida Provisória No. 449 was issued by the President and, among other things, amended numerous provisions of the Brazilian corporate law, specifically accounting provisions. On May 27, 2009, Medida Provisória No. 449 was approved in the Congress and became Law No. 11.941. Law No. 11.941 states that companies are considered to be affiliated when the investing company has significant influence over the company it has invested in, meaning that it holds or exercises the power to participate in the decisions of financial or operating policies of such company, without controlling it.  Significant influence is presumed when the investor holds 20% or more of the voting shares of the investee, without controlling it.

On December 11, 2008, CVM issued CVM Deliberation No. 560, which deals with disclosures regarding accounting standards applied to related party transactions and it is applicable to financial statements as of and for the year ended December 31, 2008.

On December 7, 2009, CVM issued Instruction No. 480, establishing new rules for registration and reporting requirements to be met by issuers of securities. The following important rules of Instruction No. 480 include: (i) creation of two classes of issuers: (a) those authorized to negotiate any securities in regulated markets, and (b) those who cannot trade shares, depositary receipts of shares or any other securities convertible into shares of the issuer or give the holder the right to acquire such shares or certificates of shares; (ii) establishment of a new disclosure system, with the creation of the Reference Form to replace the Annual Information Form and adopting high standards of disclosure; (iii) consolidation of the rules and procedures of registration, suspension and cancellation of registration of securities; (iv) extension of the liability of directors; (v) creation of issuers named as "Emissor de Grande Exposição ao Mercado", which accelerates the approval process for a security offering; and (vi) creation of new criteria for foreign issuers to facilitate the issuance of Brazilian Depository Receipts.

On December 17, 2009, CVM issued Instruction No. 481, which deals with information requests and public proxy to exercise voting rights in shareholder meetings. Instruction No. 481establishes important changes to information disclosure requirements prior to the holding of general meetings of shareholders to vote on: (i) matters of special interest to related parties; (ii) elections of senior officers and officers; (iii) retirement plan status; (iv) setting remuneration for officers, including the highest, the lowest and the average individual income and share compensation; (v) capital increase or reduction; (vi) issuance of debentures and warrants; (vii) creation of preferred shares and changes in their characteristics; (viii) reduced mandatory dividend; (ix) acquisition of control of another company; and (x) choice of independent firm to evaluate the fair market value when there is a right of withdrawal. Instruction No. 481 also aims to incentivize participation of minority shareholders: (i) by permitting the use of public attorneys, whose costs should be partially or fully reimbursed by company; (ii) voluntary adoption of electronic proxy, thereby facilitating the participation of absent shareholders; (iii) rules to allow shareholders representing at least 0.5% of the total capital to nominate the candidates for election of the board of directors; and (iv) rules to abolish the obligation of the prior deposit of proxies at the company headquarters. Instruction No. 481was enacted on January 1, 2010.

Material Contracts

Shareholders Agreement

Our major shareholders are party to two shareholders’ agreements with respect to their ownership of our shares. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for additional details about the shareholders’ agreements.

Net Brasil Programming Agreement

On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we obtain all of our programming from Brazilian sources through Net Brasil whereas we obtain directly all international content from non-Brazilian sources. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

Embratel Indefeasible Right of Use Agreements

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Fixed Line Telephony Offer Agreement and IRU Agreements.”

Fixed Line Telephony Offer Agreement

See “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Material Transactions with Affiliates—Fixed Line Telephony Offer Agreement and IRU agreements.”

Exchange Controls

 Until March 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the “Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

The changes to the foreign exchange regulation described below were intended to make foreign exchange transactions simpler and more efficient.

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

On July 1, 2008, Resolution No. 3,568 revoked Resolution No. 3,265, but kept its main innovation concerning the consolidation of the foreign exchange markets. Therefore, transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must be conducted on this exchange market, through institutions authorized by the Central Bank, subject to the rules of the Central Bank.

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

Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2005 through December 31, 2005, the real appreciated by 11.8%. From January 1, 2006 through December 31, 2006, the real appreciated by 8.7%. From January 1, 2007 through December 31, 2007, the real appreciated by 17.2%. From January 1, 2008 through December 31, 2008, the real depreciated by 31.9%. From January 1, 2009 through December 31, 2009, the real appreciated by 25.5%.

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

In the event that we pay dividends to our shareholders in the future, the owners of our shares on the record date, as identified in our shareholder registry, will be entitled to receive the payment.

Amounts Available for Distribution

At each annual general shareholders’ meeting, shareholders must determine how to allocate net profits from the preceding fiscal year. The board of directors must then approve the decision of the shareholders. For purposes of Brazilian corporate law, net profits are defined as net income after payment of income taxes and social contribution taxes for a given fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and managements’ participation in the profits. In accordance with Brazilian corporate law and our by-laws, the amount available for dividend distribution is equal to our net profits less any amounts allocated from such net profits to:

•                     the legal reserve;

•                     a contingency reserve for anticipated losses; and

•                     an unrealized revenue reserve.

We are required to maintain a legal reserve, to which we must allocate each fiscal year 5% of net profits for such year until the amount reserved equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2009, our legal reserve had a zero balance.

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

Second, if the amount of unrealized revenue exceeds the sum of:

•                     the legal reserve;

•                     retained earnings; and

•                     the contingency reserve for anticipated losses,

such excess may be allocated to an unrealized revenue reserve. Under Brazilian corporate law, unrealized revenue is defined as the sum of:

•                     the share of equity earnings of affiliated companies; and

•                     profits from installment sales to be received after the end of the next succeeding fiscal year.

With respect to unrealized revenue reserve, the amount of mandatory dividend exceeding the amount of the realized net profits in a given fiscal year may be allocated in an unrealized revenue reserve. Under Brazilian corporate law, realized revenues shall be the amount exceeding the sum of:

•                     the net positive result of equity adjustments; and

•                     profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

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

At December 31, 2009, we had no investment reserve.

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

Our by-laws permit us, upon the approval of our board of directors, to pay interim dividends out of pre‑existing and accumulated profits for the preceding fiscal year or preceding two fiscal quarters.

In general, shareholders who are not residents of Brazil must register their Brazilian investments with the Central Bank in order to receive dividends, sales proceeds or other amounts with respect to their foreign investments outside of Brazil. The preferred shares underlying the ADSs are held by JPMorgan Chase, also known as the custodian, as agent for the depositary and JP Morgan Chase is the registered owner of our preferred shares. The depositary electronically registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to those shares eligible to be remitted outside Brazil.

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

Record of Dividend Payments and Interest Attributed to Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, provides for the distribution of interest attributed to shareholders’ equity as an alternative form of dividend payment to shareholders. Such interest is limited to the daily pro rata variation of the TJLP, a long-term interest rate that includes an inflation factor reset quarterly. Companies may treat such payments as a deductible expense for corporate income tax and social contribution purposes but the deduction may not exceed the greater of:

•                     50% of net income for the period in respect of which the payment is made (net income does not include the distribution or income tax deductions); or

•                     50% of retained earnings.

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

Taxation

Material Brazilian Taxation Considerations

The following discussion summarizes certain material Brazilian tax consequences of the acquisition, ownership and disposition of ADSs or preferred shares by a holder that is not domiciled in Brazil for purposes of Brazilian taxation ("Non-Brazilian Holder"). The discussion does not address any tax consequences under the laws of any particular state or municipality of Brazil. The discussion is based upon Brazilian law as currently in effect, subject to differing interpretations, which may result in different tax consequences than those described below; any change in such law may change the consequences described below. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in ADSs or preferred shares.

There is no income tax treaty between Brazil and the United States.

Income Tax on Dividends. In general, dividends paid by us to Non-Brazilian Holders or the depositary in respect of the preferred shares underlying the ADSs out of profits generated on or after January 1, 1996 will not be subject to withholding income tax in Brazil. However, dividends paid from profits generated on or before December 31, 1995 may be subject to Brazilian withholding income tax at varying rates.

Income Tax on Gains.Brazilian law distinguishes between, on the one hand, direct foreign investments in Brazilian companies, or 4,131 Modality Investments, and, on the other hand, foreign investments in securities issued by Brazilian companies through the Brazilian capital markets, or 2,689 Modality Investments.

Gains realized by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred shares, are subject to Brazilian income tax as of February 2004.

Gains realized on a sale or other form of disposition of preferred shares are subject to income tax at a rate of 15%, except in the following situations:

•                     the gains are exempt from income tax when (A) the gains arise from a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on an organized over-the-counter market), and (B) the gains are realized by a Non-Brazilian Holder that has registered its investment as a 2,689 Modality Investment and is not resident or domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20% ("Nil or Low Tax Jurisdiction"). See "-Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions"; and

•                     the gains are subject to income tax at a rate of 25% when the gains are realized by a Non-Brazilian Holder that (A) has registered its investment as a 4,131 Modality Investment and (B) is resident or domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20%, or (3) the laws of which do not allow access to information related to shareholder composition, ownership of investments, or identification of beneficial owners of earnings attributed to non-residents ("Tax Favorable Jurisdiction"). See "-Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions".

In the cases above, if the gains are related to transactions conducted on a Brazilian stock exchange (which includes transactions carried out on an organized over-the-counter market) or on a Brazilian non-organized over-the-counter market with intermediation of a financial institution, a withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the gain. This withholding income tax does not apply in the situation mentioned above where the gains are exempt.

We understand that ADSs are not assets located in Brazil for the purposes of the abovementioned tax. However, we are unable to predict whether Brazilian courts would concur with our understanding that ADSs are not assets located in Brazil. To date we are not aware of any judicial or administrative precedent on this specific matter.

The deposit of preferred shares in exchange for ADSs may be subject to income tax at a rate of 15% or 25%, as the case may be. There may be arguments to claim that this income tax is not due if the preferred shares are registered as 2,689 Modality Investments and the Non-Brazilian Holder is not resident or domiciled in a Nil or Low Tax Jurisdiction.

Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made on a Brazilian stock exchange by a Non-Brazilian Holder that has registeres its investments as 2,689 Modality and that is not resident or domiciliated in a Nil or Low Tax Jurisdiction, provided that the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

Any gains realized by a Non-Brazilian Holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares not occurring on a stock exchange and will accordingly be subject to income tax at a rate of 15 or 25%, as the case may be.

There can be no assurance that the current preferential treatment for Non-Brazilian Holders of ADSs and of preferred shares registeres as 2,689 Modality Investment will be maintained.

Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian income tax. Gains on the sale or other forms of disposition of preemptive rights relating to our preferred shares will be subject to Brazilian income tax according to the same rules applicable to sale or other form of disposition of preferred shares.

Income Tax on Interest on Capital Distributions. Dividend distributions are generally not deductible by Net Serviços under Brazilian law. However, Brazilian corporations may make payments to shareholders characterized as interest on capital, or interest on capital distributions as an alternative form of making dividend distributions, in which case such a distribution will be deductible for Brazilian corporate income tax purposes, subject to certain limitations. Our charter does not presently contemplate the payment of interest on capital distributions to shareholders. If we were to make such an interest on capital distribution, Non-Brazilian Holders would incur a 15% withholding income tax with respect to such a distribution. Such withholding would be increased to a rate of 25% for any Non-Brazilian Holders that are domiciled or resident a Tax Favorable Jurisdiction. See "-Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions".

Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions. As of January 1, 2009, Law No. 11,727 introduced the concept of a "Privileged Tax Regime", and defined it as a tax regime that (1) does not tax income or taxes income at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) conditioned on the non-exercise of a substantial economic activity in the country or location; or (3) does not tax income earned outside of the respective country or location or taxes such income at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholder composition, ownership of assets and rights, or economic transactions that are carried out.

Notwithstanding the fact that such Privileged Tax Regime concept was enacted in connection with transfer price rules, there is still no official guidance as to the application of the provisions of Law No. 11,727. As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to other types of transactions, where the concepts of Tax Favorable Jurisdictions or Nil or Low Tax Jurisdictions should be adopted.

In addition, prior to Law No. 11,727, Brazilian tax authorities enacted a list of countries and locations considered to be "tax haven jurisdictions" for Brazilian tax purposes, without differentiating among different concepts. A new list considering the provisions of Law No. 11,727 has still not been enacted. Accordingly, there is still no official guidance as to which countries and locations should be defined as Tax Favorable Jurisdictions, Nil or Low Tax Jurisdictions, and/or Privileged Tax Regimes, as the case may be.

Tax of Foreign Exchange Transactions, or IOF/Câmbio. The liquidation of foreign exchange agreements related to the conversion of Brazilian currency into non-Brazilian currency, and vice-versa, is subject to the IOF/Câmbio. The rate currently applicable to most types of foreign exchange agreements is 0.38%. Foreign exchange agreements entered into on or after October 20, 2009 by foreign investors in connection with inflows of proceeds to Brazil for investments in the Brazilian financial and capital markets are subject to IOF/Câmbio at a rate of 2%. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are subject to the IOF/Câmbio at a zero percent rate. This zero percent rate applies to payments of dividends and interest on capital distributions received by foreign investors with respect to investments in the Brazilian financial and capital markets. The Brazilian government may increase the rate of the IOF/Câmbio to a maximum of 25% of the amount of the foreign exchange agreement at any time, but such an increase would not apply retroactively.

Tax on Bonds and Securities Transactions, or IOF/Títulos. IOF/Títulos may be imposed on transactions related to bonds and securities, such as the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the BM&FBovespa. The rate of the IOF/Títulos applicable to most transactions involving preferred shares is currently zero percent. In particular, the transfer of shares traded in the Brazilian stock exchange for the issuance of depositary receipts to be traded outside Brazil is currently subject to the IOF/Títulos at a rate of 1.5%. The Brazilian government may increase the rate of the IOF/Títulos up to 1.5% per day, but only in respect of future transactions.

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

We furnish JPMorgan Chase, as the depositary in connection with our ADSs, annual reports in English, which include a review of operations and annual audited consolidated financial statements prepared under IFRS. Upon our request, the depositary will promptly mail such reports to all record holders of our ADSs. We also furnish to the depositary, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. Upon our request, the depositary will make such notices, reports and communications available to holders of our ADSs and will mail to all record holders of our ADSs a notice containing a summary of the information contained in any notice of a shareholders’ meeting it receives. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and from the rules under the Exchange Act relating to short-swing profit disclosure and liability.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.

A substantial portion of capital expenditures, including network equipment costs, and 55.8% of our indebtedness was denominated in or indexed to the U.S. dollar, as of December 31 ,2009. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures and interest expense linked to the U.S. dollar, as of December 31, 2009, we were a party to certain swap agreements. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-Balance Sheet Arrangements” and “Item 10. Additional Information—Exchange Controls.” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian real to R$2.10 per US$1.00, or 17.1% depreciation compared to the exchange rate as of December 31, 2009, would be a decrease of R$252.7 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

		Real depreciation from
	Total U.S. Linked	Exchange Rate of	Market risk – Impact
	Debt as of	R$1.7412 per US$1.00	on Foreign Exchange
	December 31, 2009	to R$2.10 per US$1.00	Losses on Loans
	(R$ in millions)	(%)	(R$ in millions)
U.S. Dollar Denominated
Debt:
Loan Agreement with
Banco Inbursa	351.1	17.1	(72.4)
Global Notes 2020	611.5	17.1	(126.0)
Perpetual Bonds	263.7	17.1	(54.3)
Total	1,226.3		(252.7)

Interest Rate Risk

Interest rate risk is the effect on our financial results of an increase in interest rates on our floating rate debt indexed to CDI or TJLP. Based on the level and characteristics of our debt, a hypothetical 10% increase in interest rates would result in a decrease of R$8.8 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

			Market risk –
	Total Debt as of	10% Interest	Impact on interest expenses
	December 31, 2009	Rate Increase	on third party borrowings
	(R$ in millions)	(basis points)	(R$ in millions)
Floating Rate Debt:
Debenture-6th Public Issuance(1)	582.4	98	(5.7)
Bank Credit Note (2)	172.7	98	(1.7)
FINAME (3)	217.4	65	(1.4)
Total	972.5		(8.8)

_______________________________________

(1) Indexed to CDI plus a spread of 1.6% per year. CDI was 9.8% for the year ended on December 31, 2009.

(2) Indexed to CDI plus a spread of 2.55% per year. CDI was at 9.8% for the year ended on December 31, 2009.

(3) Indexed to TJLP plus a spread of 3.15% per year. TJLP was at 6.5% per year as of December 31, 2009.

The percentages and amounts of our debt subject to floating interest rates as of December 31, 2009 were as follows:

	Percentage of total debt	Amount in R$ millions

Floating Rate Debt:
Denominated in reais	44.2%	972.5

Our floating interest rate exposure is primarily subject to the variations of CDI, as well as to TJLP.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs to the depositary for our ADSs:

Persons depositing preferred shares or ADS holders must pay:	For the following type of service:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	• Any cash distribution to ADS holders
US$1.50 per ADS (to the extent not prohibited by stock exchange rules)	• Transfer on register
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	• Distribution or sale of securities or net cash proceeds distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.02 (or less) per ADS per calendar year (to the extent not prohibited by stock exchange rules)	• Depositary services
Delivery fees	• Delivery of deposited securities
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR. For example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reimbursement of Fees

JP Morgan Chase, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2009

During 2009, we received from the depositary US$470,274.77 for standard out-of-pocket maintenance costs for the ADSs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Part II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting; Attestation Report of the Registrant Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Our management identified no change in our internal control during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert.

In lieu of complying with Rule 5605(c) of the NASDAQ Corporate Governance rules, we follow Brazilian corporate law and we maintain a permanent Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.” Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Charles Barnsley Holland, and he is independent as defined by Rule 10A-3 of the Exchange Act.

ITEM 16B.      CODE OF ETHICS.

We presently have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at http://ir.netservicos.com.br.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young Auditores Independentes S.S. acted as our independent auditor for 2009 and 2008 in connection with our IFRS financial statements. The chart below sets forth the fees for services performed by Ernst & Young Auditores Independentes S.S. for those years and breaks down the amounts by category of service in reais:

	Total Fees

	(R$ in thousands)

	2009	2008

Audit-Fees(1)	1,943.2	1,619.7
Audit-Related Fees(2)	705.2	77.6
Tax Fees(3)	437.3	132.2
All Other Fees(4)	877.0	326.6

Total(5)	3,962.7	2,156.1

(1)       Audit Fees

Audit fees include fees for the audit of our quarterly financial statements, our annual financial statements and internal controls.

(2)       Audit-Related Fees

Audit-related fees include review of offering memorandum in connection to the global notes 2020 and audit of target companies.

(3)       Tax Fees

Tax fees include fees for review of tax returns of selected legal entities in 2009 and 2008.

(4)       All Other Fees

Other fees include fees for the due diligence of possible target companies.

(5)       Pre-Approval Policies and Procedures

During 2009 and 2008, our Conselho Fiscal served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our Conselho Fiscal established pre-approval procedures for the engagement of Ernst & Young Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

Our Conselho Fiscal reviews the scope of each service to be provided by our independent auditors before our auditors are engaged to render such service in order to ensure that independence is and will be maintained and that the provision of the service is not prohibited under the Sarbanes-Oxley Act of 2002. Each service is approved before our auditors are engaged to render such service.

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

ITEM 16G.     CORPORATE GOVERNANCE.

See “Item 9. The Offer and Listing—Trading Markets—NASDAQ Global Market—Compliance with NASDAQ Corporate Governance Rules.”

Part III

ITEM 17.        FINANCIAL STATEMENTS.

See “Item 18. Financial Statements.”

ITEM 18.        FINANCIAL STATEMENTS.

The following financial statements are filed as part of this Form 20-F, together with the report of the Independent Registered Public Accounting Firm.

ITEM 19.        EXHIBITS.

Incorporated by Reference
Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit	Date Filed/ Furnished	Filed Herewith
1.1	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on September 30, 2009 (English-language translation).					X
4.1

Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation).

		6-K	0-28860		April 8, 2005

4.2	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	20-F for 2003	0-28860	4.2	June 30, 2004
4.3	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	Amendment No. 1 to F-4	333-120286	10.6	February 7, 2005
4.4	Services Agreement and Other Covenants with Embratel (English-language translation).	20-F for 2007	0-28860	4.10	June 30, 2008
4.5	First addendum to the Services Agreement and Other Covenants with Embratel, dated July 31, 2007, with Embratel (English-language translation).					X
4.6	Second addendum to the Services Agreement and Other Covenants with Embratel, dated April 4, 2008 with Embratel (English-language translation).					X
4.7	Third addendum to the Services Agreement and Other Covenants with Embratel, dated September 25, 2009, with Embratel (English-language translation).					X
4.8	Fourth addendum to the Services Agreement and Other Covenants with Embratel, dated December 29, 2009, with Embratel (English-language translation).					X
4.9	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009, with Embratel (English-language translation).					X
4.10	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009, with Embratel (English-language translation).					X
4.11	Commitment letter for provision of Internet services to be provided by Embratel, dated June 26, 2003, with Embratel (English-language translation).					X
4.12	Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated November 17, 2009, with Embratel (English-language translation).					X
4.13	Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated December 29, 2009, with Embratel (English-language translation).					X
4.14	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated December 7, 2006, with Embratel (English-language translation).					X
4.15	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated April 18, 2008, with Embratel (English-language translation).					X
8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.					X
12.1

Certification of José Antonio Guaraldi Félix, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

X
12.2

Certification of João Adalberto Elek Júnior, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

X
13.1

Certification of José Antonio Guaraldi Félix, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

X
13.2

Certification of João Adalberto Elek Júnior, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

X

We hereby agree to furnish to the SEC copies of any of our long term debt instruments and agreements as the SEC requests.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     /s/  José Antonio Guaraldi Félix

Name: José Antonio Guaraldi Félix

Title: Chief Executive Officer

    /s/  João Adalberto Elek Júnior

Name: João Adalberto Elek Júnior

Title: Chief Financial Officer

Date: May 20, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.

Years ended December 31, 2009 and 2008 With Report of Independent Registered Public Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2009 and 2008.

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

As disclosed in notes 1 and 4 of its consolidated financial statements, during the second quarter of 2009, the Company acquired ESC 90 Telecomunicações Ltda (ESC90). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude ESC90 from this evaluation. ESC90 is a wholly owned subsidiary, which is included in the 2009 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted R$75.978 (0.9%) and R$31,434 (0.9%) of total and net assets, respectively, as of December 31, 2009 and R$26.535 (0.6%) and R$2,499 (0.3%) of revenues and net income, respectively, for the year then ended.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2009 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ José Antonio Guaraldi Felix
José Antonio Guaraldi Felix
Chief Executive Officer

Date: February 9, 2010

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

As disclosed in notes 1 and 4 of its consolidated financial statements, during the second quarter of 2009, the Company acquired ESC 90 Telecomunicações Ltda (ESC90). As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude ESC90 from this evaluation. ESC90 is a wholly owned subsidiary, which is included in the 2009 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted R$75.978 (0.9%) and R$31,434 (0.9%) of total and net assets, respectively, as of December 31, 2009 and R$26.535 (0.6%) and R$2,499 (0.3%) of revenues and net income, respectively, for the year then ended..

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2009 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ João Adalberto Elek Júnior
João Adalberto Elek Junior
Chief Financial Officer

Date: February 9, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2009, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ESC90 Telecomunicações Ltda., which is included in the 2009 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted R$75,978 (0.9%) and R$31,434 (0.9%) of total and net assets, respectively, as of December 31, 2009 and R$26,535 (0.6%) and R$2,499 (0.3%) of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Net Serviços de Comunicação S.A. also did not include an evaluation of the internal control over financial reporting of ESC90 Telecomunicações Ltda..

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2009 and 2008 and January 1st, 2008, and related consolidated statements of income, changes in stockholder’s equity and cash flows for the years ended December 31, 2009 and 2008 and our report dated February 9, 2010 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 9, 2010.

ERNST & YOUNG
Auditores Independentes
S.S. CRC-2SP015199/O-6

/s/ Alfredo Baddini Blanc	/s/ Julio Braga Pinto
Alfredo Baddini Blanc	Julio Braga Pinto
Partner	Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2009 and 2008, and January 1, 2008, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2009 and 2008, and January 1, 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2010, expressed an unqualified opinion thereon.

São Paulo, February 9, 2010.

ERNST & YOUNG
Auditores Independentes
S.S. CRC-2SP015199/O-6

/s/ Alfredo Baddini Blanc	/s/ Julio Braga Pinto
Alfredo Baddini Blanc	Julio Braga Pinto
Partner	Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Years ended December 31, 2009 and 2008 and January 1st, 2008 (In thousands of Reais, except per share amounts)

	Notes	12/31/2009	12/31/2008

Net Sales	5	4,613,389	3,690,409
Cost of services rendered	6,8	(2,789,812)	(2,153,454)

Gross profit		1,823,577	1,536,955

Operating income expenses
Selling expenses	8	(505,063)	(429,545)
General and administrative expenses	8	(634,656)	(604,968)
Other expenses	8	(60,389)	(16,905)

		(1,200,108)	(1,051,418)

Operating profit		623,469	485,537

Finance results
Finance expenses	7	(27,335)	(432,462)
Finance income	7	92,779	113,935

		65,444	(318,527)

Profit before income taxes		688,913	167,010

Income tax and social contribution	13	47,035	(146,756)

Profit for the year from continuing operations		735,948	20,254

Other comprehensive income		-	-
Total comprehensive income for the period		735,948	20,254

Basic and diluted earnings per share – common	25	2.01	0.06
Basic and diluted earnings per share – preferred	25	2.22	0.06

Profit for both years is fully attributable to equity holders of the parent.

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
As at December 31, 2009 and 2008 and January 1st, 2008
(In thousands of reais)

	Notes	12/31/2009	12/31/2008	01/01/2008

ASSETS
Current
Cash and cash equivalents	9	1,015,605	736,880	569,606
Trade accounts receivable	10	263,952	166,105	132,328
Inventories	11	58,763	61,757	63,956
Receivables from related parties	21	24,801	17,356	7,813
Recoverable taxes	13	3,624	3,406	886
Prepaid expenses		33,215	24,381	22,073
Prepaid rights for use	21	175,088	-	-
Other current assets		12,467	12,794	12,214

Total current assets		1,587,515	1,022,679	808,876

Non-current
Judicial deposits	12	74,609	110,922	171,061
Deferred taxes	14	643,936	496,872	565,157
Recoverable taxes	14	71,056	50,302	42,778
Prepaid rights for use	21	659,842	-	-

Property and equipment	15	2,767,037	2,237,681	1,649,533
Intangible assets	16	2,523,168	2,469,757	2,080,631
Other non-current assets		6,628	7,717	8,112

Total non-current assets		6,746,276	5,373,251	4,517,272

Total assets		8,333,791	6,395,930	5,326,148

	Notes	12/31/2009	12/31/2008	01/01/2008

LIABILITIES
Current
Trade accounts payable	17	327,715	329,763	187,672
Accounts payable - Programming Suppliers	18	124,602	148,419	121,595
Income taxes and social contribution		2,586	4,031	1,221
Other fiscal obligations		70,270	91,833	67,083
Payroll and related charges		181,678	160,673	97,087
Loans payable	19	85,475	58,331	21,158
Copyright payable (“ECAD”)	20	77,794	54,851	80,114
Unrealized losses on derivatives	26	19,580	-	-
Deferred revenues	21	208,228	-	-
Accounts payable – business acquisitions		-	58,491	-
Other current liabilities		14,013	11,682	28,365

Total Current Liabilities		1,111,941	918,074	604,295

Non-current
Deferred income taxes and social
contribution	14	183,805	185,156	151,914
Loans payable	19	2,113,329	1,701,485	1,094,412
Deferred revenues	21	782,279	93,912	41,520
Provisions	22	605,363	695,935	672,999
Other non-current liabilities		29,559	29,801	9,695

Total Non Current Liabilities		3,714,335	2,706,289	1,970,540

Shareholders’ Equity
Share Capital	23	5,599,320	5,540,346	5,466,968
Capital Reserves		153,168	212,142	285,520
Accumulated deficit		(2,244,973)	(2,980,921)	(3,001,175)

		3,507,515	2,771,567	2,751,313

Total liabilities and stockholders’ equity		8,333,791	6,395,930	5,326,148

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2009 and 2008.
(In thousands of reais)

	Number of Shares (thousands)		Capital Stock

	Common	Preferred	Subscribed	To be paid in	Paid in	Capital Reserves	Accumulated deficit	Total

Balances on January 1, 2008	111,822	223,233	5,479,891	(12,923)	5,466,968	285,520	(3,001,175)	2,751,313

Capital increase by:
Absorption of special goodwill reserve	1,229	2,455	73,378	-	73,378	(73,378)	-	-

Profit for year	-	-	-	-	-	-	20,254	20,254

Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,408	2,816	58,974	-	58,974	(58,974)	-	-

Profit for year	-	-	-	-	-	-	735,948	735,948

Balances on December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

Net cash flows from operating activities
Profit for year	735,948	20,254

Adjustments to reconcile profit for the year to cash flows from operating activities
Net variations in interest rates, monetary restatement and
exchange rate	(177,265)	269,259
Interest expense on borrowing	176,598	156,403
Loss (gain) on market value of derivatives	97,347	(4,977)
Depreciation and amortization	618,748	493,368
Deferred income taxes and social contribution	(158,596)	65,541
Loss (gain) on disposal of property and equipment	7,118	(6,855)
(Increase) decrease in provisions	(126,645)	(8,895)
(Increase) decrease in trade accounts receivables	(92,010)	(29,323)
(Increase) decrease in inventories and other credits	3,224	3,617
(Increase) decrease in recoverable taxes	(12,616)	(62,356)
(Increase) decrease in other assets	18,029	18,087
(Increase) decrease in prepaid expenses	(8,728)	7,761
Increase (decrease) of suppliers and programming	(56,156)	128,448
Increase (decrease) in taxes payable	(28,983)	77,197
Increase (decrease) in payroll and related charges	23,218	78,931
Increase (decrease) in provisions and other accounts payable	(16,576)	85,183

Net cash provided by operating activities	1,002,655	1,291,643

Cash flow from investing activities
Acquisition of business, net of cash received	(97,943)	(382,687)
Purchase of property and equipment and intangible assets	(1,089,211)	(992,943)
Cash proceeds from sale of property and equipment	2,530	3,099

Net cash used in investing activities	(1,184,624)	(1,372,531)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008.
(In thousands of reais)

	12/31/2009	12/31/2008

Cash flows from financing activities
Proceeds from third party borrowings	677,009	93,503
Repayments of borrowings	(46,090)	(14,298)
Payment of interest	(170,225)	(147,436)
Proceeds from related party borrowings	-	316,393

Net cash provided by financing activities	460,694	248,162

Net increase in cash and cash equivalents
	278,725	167,274

Cash and cash equivalents at the beginning of the period	736,880	569,606
Cash and cash equivalents at the end of the period	1,015,605	736,880

	278,725	167,274

Supplementary reporting of cash flow data
Income taxes paid	176,104	87,677

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On June 30, 2009 the Company completed the acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. See Note 4.

On December 29, 2008 the Company completed the acquisition of 100% of the shares and quotas of the companies operating in the pay-TV and broadband Internet market under the "BIGTV" brand. See Note 4.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

1. Operations – Continued

The Company holds the following share subsidiaries:

	Interest in share capital (percent)

	2009		2008

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	100.00	-	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	-	-	100.00	-
Net São Carlos Ltda.	-	-	100.00	-
Net Franca Ltda.	-	-	100.00	-
Net Sul Comunicações Ltda.	-	-	100.00	-
Reyc Comércio e Participações Ltda.	100.00	-	26.94	73.06
Net Anápolis Ltda.	-	-	-	100.00
Net Bauru Ltda.	100.00	-	9.06	90.94
Net Campo Grande Ltda.	-	-	-	100.00
Net Goiânia Ltda.	100.00	-	-	100.00
Net Ribeirão Preto Ltda.	100.00	-	12.07	87.93
Net São José do Rio Preto Ltda.	-	-	-	100.00
Net Sorocaba Ltda.	100.00	-	-	100.00
Horizonte Sul Comunicações Ltda.	100.00	-	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	-	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	-	-	100.00
Net Paraná Comunicações Ltda.	100.00	-	-	100.00
Net Florianópolis Ltda.	-	-	78.13	21.87
Net Maringá Ltda.	-	-	-	100.00
Net Arapongas Ltda.	-	-	-	100.00
Televisão a Cabo Criciúma Ltda.	-	-	40.00	60.00
Net Londrina Ltda.	-	-	-	100.00
Jacareí Cabo S.A.	100.00	-	-	100.00
TV Eucalipto Ltda.	-	-	-	100.00
TV Mogno Ltda.	-	-	-	100.00
Horizon Line Brasil Ltda.	-	-	8.18	91.82
Canbras TVA Cabo Ltda.	-	-	-	100.00
614 TVH Vale Ltda.	100.00	-	-	100.00
Vivax Ltda.	-	-	100.00	-
614 Telecomunicações Ltda. - Big TV	-	-	100.00	-
614 Serviços de Internet Maceió Ltda. - Big TV	100.00	-	-	100.00
614 TVT Maceió S.A. - Big TV	-	-	50.00	50.00
614 Serviços de Internet João Pessoa Ltda. - Big TV	100.00	-	-	100.00
614 TVP João Pessoa S.A. - Big TV	-	-	50.00	50.00
614 Interior Linha S.A. - Big TV	-	-	-	100.00
Zerelda Participações Ltda. - Big TV	-	-	-	100.00
TV a Cabo Guarapuava Ltda. - Big TV	-	-	-	100.00
TV Jacarandá Ltda. - Big TV	-	-	-	100.00
TV a Cabo Cascavel Ltda. - Big TV	-	-	-	100.00
EBS Empresa Brasileira de Sinais Ltda. - Big TV	-	-	-	100.00
TVC Oeste Paulista Ltda. - Big TV	-	-	-	100.00
614 TVG Guarulhos S.A. - Big TV	-	-	-	100.00
ESC 90 Telecomunicações Ltda.	100.00	-	-	-

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

1. Operations – Continued

During 2009, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

Company	Date of merger	Company	Date of merger
Net Florianópolis Ltda.	02/28/2009	Net Sul Comunicações Ltda.	10/30/2009
614 Telecomunicações Ltda.	04/30/2009	Net São Carlos Ltda.	10/30/2009
614 Interior Linha S.A.	04/30/2009	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009
TVC Oeste Paulista Ltda.	04/30/2009	Vivax Ltda.	11/30/2009
Antenas Comunitárias Brasileiras Ltda.	09/30/2009	Net Indaiatuba Ltda.	11/30/2009
Televisão a Cabo Criciúma Ltda.	09/30/2009	Net Franca Ltda.	11/30/2009
Net Arapongas Ltda.	09/30/2009	Net Anápolis Ltda.	11/30/2009
Net Londrina Ltda.	09/30/2009	TV Jacarandá Ltda.	11/30/2009
Net Maringá Ltda.	09/30/2009	TV a Cabo Guarapuava Ltda.	11/30/2009
614 TVG Guarulhos S.A.	09/30/2009	TV a Cabo Cascavel Ltda.	11/30/2009
Net Campo Grande Ltda.	10/30/2009	614 TVP João Pessoa S.A.	11/30/2009
Net São José do Rio Preto Ltda.	10/30/2009	614 TVT Maceió S.A.	11/30/2009

In addition to having common and preferred shares on the São Paulo Stock Exchange, Bolsa de Valores de São Paulo (Bovespa), the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company signed an agreement with Bovespa to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2. Description of the Significant Accounting Policies

2.1 Basis of preparation:

The consolidated financial statements of the Company for the years ended December 31, 2009 and 2008 were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company has adopted IFRS for the first time in its consolidated financial statements for the year ended December 31, 2009, which include comparative financial statements for December 31, 2008, and, for the consolidated balance sheet, January 1, 2008, the date of transition to IFRS. IFRS 1 (First-time adoption of International Reporting Standards) requires an entity to develop accounting policies based on standards and related interpretations of the IASB in effect on the date of publication of its first consolidated financial statements under IFRS (i.e. December 31, 2009). IFRS 1 also requires these policies to be applied on the date of transition to IFRS, and for all periods shown in the first financial statements under IFRS.

The Note "Transition to IFRS" details the main effects of the transition to IFRS and the main differences in relation to the accounting practices adopted in Brazil for the consolidated balance sheets of the Company as at January 1, 2008 and December 31, 2008 and for the consolidated statement of operations for the year ended December 31, 2008.

Compiling consolidated financial statements pursuant to IFRS rules requires the use of certain estimates made by the Company's management. Issues involving the use of judgment or estimates that are material for the consolidated financial statements are shown in Note 2.17. The consolidated financial statements were compiled using the historical cost basis, except for the valuation of certain items such as derivative financial instruments.

The Company has adopted all standards, revised standards and interpretations issued by the IASB that were in effect on December 31, 2009.

The Company's management authorized the issuance of the financial statements on February 9, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.1 Basis of preparation – Continued

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds a direct or indirect majority interest, as detailed on Note 1. All reporting periods are consistent with those of the parent company and accounting policies are uniformly adopted across the group.

Subsidiaries are consolidated as of their acquisition date, which is the date on which the Company obtained control, and continue to be consolidated until the date such control ceases.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

• Parent Company interest in share capital, reserves and retained earnings of subsidiary companies;

• Assets and liabilities resulting from transactions among group companies;

• Revenues and expenses arising from transactions conducted among group companies.

2.2 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil. Consolidated financial statements are shown in Brazilian reais (R$), which is the functional and presentation currency of Net Serviços de Comunicação S.A. and all consolidated subsidiaries.

Transactions in foreign currencies are converted to the functional currency using the exchange rate on the transaction date. Assets and liabilities denominated in foreign currencies are translated to the functional currency at year-end using the year-end exchange rate and the resulting gains or losses are recognized in the income statement.

2.3 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period subscribers are likely to remain connected to the system.

Deferred revenue relates to prepayment of the rights to use the Net fiber optic cable network to provide Net Fone services and rental revenue is released to income over the contractual period. Revenues with special projects are recognized based on the term of the related project.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.4 Cash and cash equivalents

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents.

2.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are noninterests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off. The allowance for doubtful accounts is comprised of account balances which are 90 to180 days in arrears.

2.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are made as necessary.

2.7 Property and equipment

Property and equipment is stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to personnel costs and other expenses incurred for the construction of the network during the prematurity phase and construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The residual values and estimated useful lives of assets are reviewed and adjusted, if necessary, on an annual basis.

Subsequent costs are capitalized if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is charged to expense. Repairs and maintenance expenditures are expensed as incurred.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.8 Intangible Assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition. Intangible assets that have finite useful lives are amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but are evaluated for impairment on an annual basis. The indefinite life status is reviewed annually. If it is determined that the use of an indefinite useful life is not appropriate, the impact of the change from indefinite to finite useful life is recorded prospectively.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Direct internal software development expenses are capitalized while expenses such as research, personnel training, advertising and other items not directly attributed to developing the asset are expensed as incurred.

2.9 Impairment of assets

In accordance with IAS 36, the Company considers the impairment of assets, including property and equipment and intangible assets. At each financial statement date, the Company assesses whether there are any indicators of impairment. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the greater of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized as an operating expense in the in income statement.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of exchange. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired and liabilities assumed, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statement.

2.11 Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$ 240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The amount of deferred income tax assets is reviewed at each reporting date and reduced by any amount that is no longer recoverable through future estimated taxable income. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

2.12 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of the time value of money is material, provisions are discounted using the discount rate that reflects specific risks for the liability, when appropriate. When discounted, the increase in the provision due to the passage of time is recognized as a finance expense.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.13 Financial Instruments

Financial instruments are initially recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement takes place on each balance sheet date pursuant to rules for each class of assets: (i) financial assets and liabilities measured at fair value through profit or loss, (ii) held to maturity, (iii) loans and receivables and (iv) available-for-sale.

The Company uses derivative financial instruments, primarily future foreign exchange contracts, to hedge its exchange rate exposure. Derivative financial instruments are remeasured at their fair value on each reporting date. Derivatives are accounted for as financial assets when their fair value shows a gain or as financial liabilities when their fair value shows a loss. The Company elected not to apply hedge accounting as defined in IAS39.

Loans and borrowings are initially recorded at fair value, net of transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

2.14 Lease agreements

Leases for which significant portions of risks and property rights are retained by the Company are classified as operating leases. Payments made on operating lease contracts are recorded in the income statement on a straight line basis for the duration of contracts.

2.15 Operating Segments

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.16 Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

Valuation allowances are established when management determines it is more likely than not that deferred tax assets will not be realized.

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, as described in Note 4, the Company entered into certain business combinations. Under IFRS 3, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities,valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities. The valuation assumptions include estimates of discounted cash flow and discount rates. Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.16 Significant accounting judgments, estimates and assumptions - Continued

c) Test of impairment of non-financial assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when indicators of impairment exist. Recoverable amounts are determined based on value-in-use calculations, using discounted cash flow assumptions established by management. These calculations require the use of estimates and use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed. See Note 16.

d) Provisions

The Company records provisions that involve considerable exercise of judgment by management in estimating tax contingencies and civil liability and labor claims that may be liable for payment in future years as a result of tax inspections by tax authorities. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of issues that arise from the ordinary course of business.

The Company records these liabilities when it determines, based on the opinion of its legal advisors, that losses are probable and can be reasonably estimated. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections or additional exposures identified based on new issues or court rulings. Actual results may differ from estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data)

Certain new IASB accounting procedures and IFRIC interpretations have been published and/or reviewed and their adoption is optional or mandatory for the financial year starting January 1, 2010.

The IASB and the IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements.

Management of the Company does not currently anticipate that the adoption of these standards and interpretations will have a material impact on the Company’s financial statements in the period of initial application.

IAS 24 Disclosure Requirements for Government-Related Entities and Definition of a Related Party

The revised version of IAS 24 simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard addresses concerns that the previous disclosure requirements and definition of a ‘related party’ were too complex and difficult to apply in practice, particularly in environments where government control is pervasive, by providing a partial exemption for government-related entities and a revised definition of a related party. This amendment was issued in November 2009 and is effective for financial years beginning on or after January 1, 2011. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IAS 27 Consolidated and Separate Financial Statements (revised)

In January 2008, the IASB issued an amended version of IAS 27 ‘Consolidated and Separate Financial Statements’. This requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Such transactions will no longer result in goodwill or gains or losses. When control is lost, any remaining interest in the entity is remeasured to fair value and a gain or loss recognized. The amendment is effective for annual periods beginning on or after July1, 2009 and is to be applied retrospectively, with certain exceptions. The Company plans to adopt the new requirement with effect from January1, 2010 and does not expect it will have an impact on the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) - Continued

IAS 32 Classification of Rights Issues

In October 2009, the IASB issued an amendment to IAS 32 on the classification of rights issues. For rights issues offered for a fixed amount of foreign currency, current practice requires such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all of an entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is effective for financial years beginning on or after February 1, 2010. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items

This amendment was issued in July 2008 and is effective for financial years beginning on or after July 1, 2009. The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The Company plans to adopt the new requirement with effect from January 1, 2010 and does not expect it will have an impact on the consolidated financial statements.

IFRS 2 Share-based Payment: Group Cash-settled Share-based Payment Transactions

In June 2009, the IASB issued an amendment to IFRS 2 that clarified the scope and the accounting for group cash-settled share-based payment transactions. This amendment is effective for financial years beginning on or after January 1, 2010. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IFRS 1 Additional Exemptions for First-Time Adopters

The amendments to IFRS 1 address the retrospective application of IFRSs to particular situations and are aimed at ensuring that entities applying IFRSs will not face undue cost or effort in the transition process. The amendments exempt entities using the full cost method from retrospective application of IFRSs for oil and gas assets and exempt entities with existing lease contracts from reassessing the classification of those contracts in accordance with IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ when the application of their national accounting requirements produced the same result. This amendment was issued in July 2009 and is effective for financial years beginning on or after January 1, 2010. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) - Continued

IFRS 3 Business Combinations (revised)

In January 2008, the IASB issued a revised version of IFRS 3 ‘Business Combinations’. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration is measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognized in profit or loss. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs are expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009 and the Company to adopt it with effect from January 1, 2010. The Company has not yet completed its evaluation of the effect of adopting this interpretation.

IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 Financial Instruments completes the first part of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a simple approach to determine whether a financial asset is measured at amortized cost or fair value. The new approach is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The standard also requires a single impairment method to be used. This standard is effective for financial years beginning on or after January 1, 2013. The Company has not yet completed its evaluation of the effect of adopting this interpretation.

IFRIC 14 Prepayments of a Minimum Funding Requirement

This amendment is to remedy an unintended consequence of IFRIC 14. The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits such an entity to treat the benefit of such an early payment as an asset. This amendment is effective for financial years beginning on or after January 1, 2011. This amendment will not have an impact on the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

2.17 New IFRS and IFRIC interpretations (IASB committee on interpretation of financial data) - Continued

IFRIC 17 Distributions of Non-cash Assets to Owners

This interpretation is effective for annual periods beginning on or after July 1, 2009 with early application permitted. It provides guidance on how to account for non-cash distributions to owners. The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability. The Company does not expect IFRIC 17 to have an impact on the consolidated financial statements as the Company has not made non-cash distributions to shareholders in the past. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IFRIC 18 Transfer of Assets from Customers

IFRIC 18 was issued in January 2009 and is effective prospectively from July 1, 2009. This interpretation clarifies the treatment of IFRS, particularly IAS 18 'Revenue' for agreements in which an entity receives an item of property, plant and equipment from a customer to connect to an ongoing supply of goods and services. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 was issued in November 2009 and is effective prospectively from July 1, 2010. This interpretation clarifies the requirements of International Financial Reporting Standards when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The Company believes that adoption of these new requirements will not impact its consolidated financial statements.

There are no other standards and interpretations in issue but not yet adopted that Management anticipate will have a material effect on the reported income or net assets of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3. Transition to IFRS

3.1 Rationale for transition to IFRS

3.1.1 Application of IFRS 1

For all periods up to and including the year ended December 31, 2008, the Company prepared its financial statements in accordance with accounting practices adopted in Brazil, additional rules of the Brazilian Securities Commission (CVM), technical pronouncements of the Accounting Pronouncements Committee and provisions of the Law of Corporations (BRGAAP). Consolidated financial statements for the year ended December 31, 2009 are the first submitted by the Company in accordance with IFRS. The Company compiled its opening balance sheet for the transition date of January 1, 2008. The reporting period for these financial statements is December 31, 2009.

In compiling its consolidated balance sheet at the transition date in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain optional exemptions for the full retrospective application of IFRS.

3.1.2 – Exemptions from full retrospective application

The Company adopted the use of the following optional exemptions from full retrospective application:

a) Business combinations: IFRS 3 Business Combinations has not been applied to acquisitions made before June 2007, the date of acquisition of Vivax Ltda. The acquisition of Vivax Ltda. and other business combinations following this date have been accounted for in accordance with IFRS 3.

b) Financial instruments: the Company opted to classify and value its financial instruments under IAS 32 and IAS 39 on the IFRS transition date with no retrospective analyses performed. All financial instruments acquired after the transition date were analyzed and classified at the time of contracting the transactions.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP

3.2.1 – Reconciliation of consolidated balance sheet at 01/01/2008 – transition date

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
ASSETS
Current
Cash and cash equivalents		569,606	-	-	569,606
Trade accounts receivable		132,328	-	-	132,328
Inventories		63,956	-	-	63,956
Receivables from related parties	e	32,718	(24,905)	-	7,813
Deferred taxes	e	73,108	(73,108)	-	-
Recoverable taxes	e	44,848	(43,962)	-	886
Prepaid expenses	e	25,583	(3,510)	-	22,073
Other current assets		12,214	-	-	12,214

Total current assets		954,361	(145,485)	-	808,876

Non-current
Judicial deposits	e	23,326	147,735	-	171,061
Deferred taxes	e	391,066	173,951	140	565,157
Recoverable taxes	e	42,778	-	-	42,778
Prepaid expenses	e	7,387	(5,563)	-	1,824
Other trade receivables	e	1,990	4,298	-	6,288
Investments	a/e	1,830,052	(1,830,052)	-	-
Property and equipment	a/e	1,504,360	136,672	8,501	1,649,533
Intangible assets	a/e	42,494	2,029,553	8,584	2,080,631
Deferred costs	b	288,523	(288,523)	-	-

Total non-current assets		4,131,976	368,071	17,225	4,517,272

Total assets		5,086,337	222,586	17,225	5,326,148

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.1 – Reconciliation of consolidated balance sheetat 01/01/2008 – transition date – Continued

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
LIABILITIES
Current
Trade accounts payable		187,672	-	-	187,672
Accounts payable - Programming suppliers		121,595	-	-	121,595
Other fiscal obligations	e	73,697	(6,614)	-	67,083
Payroll and related charges		97,087	-	-	97,087
Loans payable	e	24,668	(3,510)	-	21,158
Related parties	e	24,905	(24,905)	-	-
Income taxes and social contribution	e/d	38,568	(36,470)	(877)	1,221
Copyright payable (“ECAD”)	e	29,619	50,495	-	80,114
Other current liabilities	e	13,753	14,612	-	28,365

Total current liabilities		611,564	(6,392)	(877)	604,295

Non-current
Deferred income taxes and social contribution	d	-	151,914	-	151,914
Loans Payable	e	1,099,975	(5,563)	-	1,094,412
Provisions	e	590,372	82,627	-	672,999
Deferred revenues		41,520	-	-	41,520
Other non-current liabilities	c	4,503	-	5,192	9,695

Total non-current liabilities		1,736,370	228,978	5,192	1,970,540

Shareholders’ Equity
Capital stock		5,466,968	-	-	5,466,968
Capital reserves		285,520	-	-	285,520
Accumulated deficit		(3,014,085)	-	12,910	(3,001,175)

Total shareholders’ equity		2,738,403	-	12,910	2,751,313

Total liabilities		5,086,337	222,586	17,225	5,326,148

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.2 – Reconciliation of profit and loss at – 12/31/2008

		BRGAAP	Adjustment	IFRS

Net Sales		3,690,409	-	3,690,409
Cost of services rendered	c	(2,153,992)	538	(2,153,454)

Gross profit		1,536,417	538	1,536,955

Operating expenses
Selling expenses		(429,545)	-	(429,545)
General and administrative expenses		(515,657)	-	(515,657)
Depreciation and amortization	a	(50,989)	(38,322)	(89,311)
Other net expenses	c	(15,558)	(1,347)	(16,905)

		(1,011,749)	(39,669)	(1,051,418)

		(152,158)	152,158	-

Operating profit		372,510	113,027	485,537

Financial results
Financial expenses		(432,462)	-	(432,462)
Interest Income		113,935	-	113,935

		(318,527)	-	(318,527)

Profit before taxes		53,983	113,027	167,010

Income taxes and social contribution	d	(148,989)	2,233	(146,756)

Profit (loss) for the year		(95,006)	115,260	20,254

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.3 – Reconciliation of consolidated balance sheet at 12/31/2008 – transition date

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
ASSETS
Current
Cash and cash equivalents		736,880	-	-	736,880
Trade accounts receivable		166,105	-	-	166,105
Inventories		61,757	-	-	61,757
Receivables from related parties		17,356	-	-	17,356
Deferred taxes	e	57,480	(57,480)	-	-
Recoverable taxes	e	100,357	(96,951)	-	3,406
Prepaid expenses		24,381	-	-	24,381
Other receivables		12,794	-	-	12,794

Total current assets		1,177,110	(154,431)	-	1,022,679

Non-current
Judicial deposits	e	22,337	88,585	-	110,922
Deferred taxes	e	338,923	158,322	(373)	496,872
Recoverable taxes		50,302	-	-	50,302
Prepaid expenses		865	-	-	865
Other trade receivables		3,689	3,163	-	6,852
Investments	a/e	3,163	(3,163)	-	-
Property and equipment	a/e	2,280,421	(83,164)	40,424	2,237,681
Intangible assets	a/e	2,201,315	143,545	124,897	2,469,757
Deferred costs	b	8,430	(8,430)	-	-

Total non-current assets		4,909,445	298,858	164,948	5,373,251

Total assets		6,086,555	144,427	164,948	6,395,930

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

3.2.3 – Reconciliation of consolidated balance sheet at 12/31/2008 – transition date – Continued

	Note 3.2	BRGAAP	Reclassification	Adjustment	IFRS
LIABILITIES
Current
Trade accounts payable		298,351	31,412	-	329,763
Accounts payable - Programming suppliers		148,419	-	-	148,419

Other fiscal obligations	e	110,226	(18,393)	-	91,833
Payroll and related charges		160,673	-	-	160,673
Loans Payable		58,331	-	-	58,331
Income taxes and social contribution	d	82,589	(78,558)	-	4,031
Copyright payable (“ECAD”)	e	44,441	10,410	-	54,851
Accounts payable – business acquisitions		58,491	-	-	58,491
Other accounts payable	e	26,079	(14,397)	-	11,682

Total current liabilities		987,600	(69,526)	-	918,074

Non-current
Deferred income taxes and social contribution	d	-	152,794	32,362	185,156
Loans payable		1,701,485	-	-	1,701,485
Provisions	e	634,776	61,159	-	695,935
Deferred revenues		93,912	-	-	93,912
Other non-current liabilities	c	25,385	-	4,416	29,801

Total non-current liabilities		2,455,558	213,953	36,778	2,706,289

Shareholders’ equity
Capital Stock		5,540,346	-	-	5,540,346
Capital Reserves		212,142	-	-	212,142
Accumulated deficit		(3,109,091)	-	128,170	(2,980,921)

Total shareholders’ equity		2,643,397	-	128,170	2,771,567

Total liabilities		6,086,555	144,427	164,948	6,395,930

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

Description of principal differences between BRGAAP and IFRS that affect the company's financial statements:

a) Business combinations: Under IFRS3, the cost of a business combination must be measured at fair value on date of acquisition. On the acquisition date, the acquiring entity must allocate the acquisition cost (including direct costs of the transaction) and recognize identified assets acquired and liabilities assumed at fair value.

Under BRGAAP, goodwill is calculated as the difference between the purchase price and net equity of the acquired entity. The fair value approach is not used. Goodwill is generally attributed to higher value of assets (usually property and equipment), which is embedded in the value thereof, and is amortized over the remaining life of the asset, or future profitability. Goodwill is not amortized under IFRS.

The adjustment recorded primarily reflects the recognition of intangible assets in connection with the acquisition of Vivax, Net Jundiaí and the BIGTV Companies that were not recognized under BRGAAP, and reversal of the amortization of goodwill recorded under BR GAAP.

b) Deferred costs: Under IFRS, pre-operating expenses are not covered by the definition of an intangible asset and are expensed as incurred. Costs relating to an internally generated intangible asset are not capitalized unless they are development costs meeting the specific criteria in IAS 38.

Under BRGAAP, prior to 2008, pre-operating expenses were capitalized as deferred costs. Under CPC 13 on Initial Adoption of Law No. 11638/07 the Company elected to maintain the balances recognized as deferred assets until fully amortized, subject to impairment evaluation. As of January 1, 2008, pre-operating expenses are no longer recognized as intangible assets under BRGAAP and expensed as incurred.

c) Deferral of incentives received from programming suppliers:
The Company receives revenues from programming content suppliers to compensate the Company for marketing activities focused on building the customer base. Under IFRS these amounts are deferred and amortized to income over the period of the related contracts. Under BRGAAP, these incentives were recognized as income when received.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

3.2 – Reconciliation between IFRS and BRGAAP – Continued

d) Income taxes and social contribution:
Deferred income taxes have been recorded on temporary differences related to differences between BR GAAP and IFRS using the criteria set out in Note 2.12.

e) Reclassifications: Under IFRS the following reclassifications to the consolidated financial statements are also required:

- Judicial deposits are included in non-current assets and not offset against the related provision;
- Transactions between related parties are presented on a net basis;
- Recoverable taxes and taxes payable are presented on a net basis;
- Borrowings are presented net of issuance costs incurred ;
- Cost of residential installations and projects are reclassified from deferred costs to property and equipment;
- Cost of software is reclassified from property and equipment to intangible assets;
- Deferred income tax assets and liabilities are classified as long-term;
- Goodwill related to acquisitions is reclassified from investments to intangible assets.
- Deferred assets is reclassified to property and equipment;
- Investments (others) is reclassified to others trade accounts receivables.

4. Business combinations

Transactions - 2009 - Acquisition of ESC 90

On June 30, 2009, the Company concluded its acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. (ESC 90), a major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, State of Espírito Santo. The cash purchase price of R$ 97,943 (net of cash acquired) exceeded the fair value of assets acquired and liabilities assumed by R$ 41,384, resulting in goodwill which will be deductible for tax purposes. Management believes the benefits of the transaction include the potential to grow pay-TV revenues by offering more attractive content to ESC 90 customers, launch the digital TV platform, and strengthen the broadband Internet platform in the market covered by ESC 90. Management also believes there will be medium-term benefits in terms of cost savings arising from operational and financial synergy, and the Company’s competitive position in the market will be improved.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of ESC 90 have been consolidated in the Company’s consolidated financial statements as of June 30, 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

4. Business combinations - Continued

The fair value of assets acquired and liabilities assumed is as follows:

Fair Value on
acquisition date

Assets
Property and equipment	40,475
Intangibles:
Customers relationship - subscribers	8,248
Customer relationships - telecommunication	6,895
Licenses	30,931
Other assets	8,641

Total assets acquired	95,190

Liabilities
Provisions	(18,036)
Other liabilities	(5,961)
Deferred income	(14,634)

Total liabilities assumed	(38,631)

Net assets acquired	56,559
Purchase price, net of cash acquired	97,943

Goodwill	41,384

Transactions - 2008 - Acquisition of BIGTV

On December 29, 2008, the Company acquired for R$ 372,508 cash, net of cash acquired, 100% of the outstanding shares and quotas with voting rights, of 614 Telecomunicações Ltda. and its subsidiaries which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand (“BIGTV Companies”). The transaction resulted in the recognition of goodwill in the amount of R$ 278,098. The Company incurred other acquisition costs of R$ 5,589, which are included in the purchase price.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of BIGTV Companies have been consolidated in the Company’s consolidated financial statements as of December 29, 2008.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

4. Business Combinations – Continued

BIGTV Companies are Pay-TV and broadband Internet service providers in Brazil, which have operations in 12 cities, in the States of São Paulo (Guarulhos, Valinhos, Botucatu, Jaú, Sertãozinho and Marília), Paraná (Ponta Grossa, Cascavel, Cianorte and Guarapuava), Alagoas (Maceió) and Paraíba (João Pessoa). The acquisition of BIGTV Companies will allow the Company to increase its operational geographical area in the most prosperous areas of the country. Management believes the benefits of the transaction include the opportunity to increase the pay TV revenues by offering content at attractive terms, launching its digital platform in markets covered by BIGTV Companies and strengthening its broadband platform in important markets in the states served by BIGTV Companies. Management also believes the Company will benefit over the medium-term through cost reductions and operational and financial synergies and the acquisition will improve its competitive position among current and future competitors.

The fair value of assets acquired and liabilities assumed is as follows:

Fair value on
acquisition date
Assets
Property and equipment	87,180
Intangibles
Customer relationships	16,223
Licenses	94,602
Other assets	8,427

Total assets acquired	206,432

Liabilities
Tax installment plan	(1,756)
Provisions	(36,053)
Other liabilities	(27,945)
Deferred income	(46,268)

Total liabilities assumed	(112,022)

Net assets acquired	94,410

Purchase price net of cash acquired	372,508

Goodwill	278,098

Revenues and net income of the acquired company in the period prior to the acquisition dates are not shown as these amounts are not material to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

5. Net Sales

Net sales revenues for the period are as follows:

	12/31/2009	12/31/2008

Gross sales revenue	6,070,401	4,852,755
Taxes on sales	(1,094,667)	(879,690)
Discounts and cancellations	(362,345)	(282,656)

Net Sales	4,613,389	3,690,409

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25%), ISS municipal taxes on services (5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.65%), and FUST (1%) and FUNTEL (0.5%) taxes.

All revenues are generated in Brazil.

6. Cost of services rendered

Cost of services rendered for the period is as follows:

	12/31/2009	12/31/2008

Programming costs	1,037,368	849,006
Materials and maintenance	53,488	44,531
Personnel	319,857	224,539
Pole rental	78,629	55,124
Depreciation	496,183	322,700
Amortization	18,713	81,357
Programming guide	12,976	13,782
Third party service	335,984	240,378
Network electrical power	39,072	34,288
Vehicles	30,095	22,892
Telecommunications	295,350	205,381
Copyrights – ECAD	41,175	29,772
Sales commission	1,714	1,548
Lease of ducts	7,434	7,012
Other	21,774	21,144

	2,789,812	2,153,454

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

7. Finance results

	12/31/2009	12/31/2008

Income:
Interest on cash and cash equivalents	54,027	89,980
Interest and fines on late monthly payments	25,951	18,843
Interest on tax credits	3,143	3,065
Discounts obtained	181	599
Interest on prepaid right for use	3,779	-
Other	5,698	1,448

	92,779	113,935

Expense:
Interest on third party borrowings	(179,355)	(157,474)
Interest on related parties borrowings	(11,270)	(4,151)
Foreign exchange losses on loans	195,831	(236,281)
Financial charges on provisions	(12,838)	(8,360)
Reversal of provision for PIS/COFINS ( Note 22)	124,269	-
Earnings (losses) on derivatives	(97,345)	4,977
IOF tax on intercompany transactions	(11,185)	5,490
PIS and COFINS taxes on interest income	(10,870)	(9,370)
Interest on supplier balances and taxes due	(4,808)	(976)
Discounts extended	(9,892)	(2,930)
Monetary and exchange-rate variations on programming liabilities	2,599	(3,827)
Other	(12,471)	(19,560)

	(27,335)	(432,462)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

8. Expenses by nature

The Company elected to present its consolidated income statement by function. The table below shows details by nature:

	12/31/2009	12/31/2008

Program scheduling costs	(1,037,368)	(849,006)
Other costs	(581,707)	(435,472)
Third party service	(635,339)	(492,295)
Depreciation and amortization	(618,748)	(493,368)
Expenses with personnel	(651,203)	(531,773)
Other expenses	(465,555)	(402,958)

	(3,989,920)	(3,204,872)

Classified as:
Cost of services sold	(2,789,812)	(2,153,454)
Selling expenses	(505,063)	(429,545)
General and administrative expenses	(634,656)	(604,968)
Other expenses	(60,389)	(16,905)

	(3,989,920)	(3,204,872)

9. Cash and cash equivalents

	12/31/2009	12/31/2008	01/01/2008

Cash and banks	138,994	124,789	61,729
Banking deposit certificates	98,106	252,901	4,449
Fixed-income investment funds	778,505	359,190	503,428

	1,015,605	736,880	569,606

Bank deposit certificates (CDBs) earn an average of 101.5% of the CDI interbank rate (9.84% in 2009). CDBs are issued by first-line banks with daily liquidity, guaranteed buyback, floating interest rates based on the CDI rate, have daily valuation, are registered with the CETIP clearing corporation and have immediate and total access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds which have immediate and total access.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

10. Trade accounts receivable

	12/31/2009	12/31/2008	01/01/2008

Trade accounts receivable	306,123	204,068	162,092
(-) Provision for doubtful accounts	(42,171)	(37,963)	(29,764)

	263,952	166,105	132,328

Due dates of the receivables are as follows:

	12/31/2009	12/31/2008	01/01/2008

Due	160,826	92,968	81,164

Overdue:
Up to 30 days	83,256	59,512	37,911
31 – 60 days	15,288	11,562	11,095
61 – 90 days	12,060	8,347	7,926
91- 180 days	34,693	31,679	23,996

	306,123	204,068	162,092

The average term for receipt of subscriptions receivable is approximately 30 days. The provision for doubtful accounts is principally comprised of amounts overdue from 90 to 180 days. Overdue amounts of over 180 days are written off.

Provision for doubtful accounts is shown below:

At January 1, 2008	(29,764)
Expense for the year	(40,310)
Utilized	32,111

At December 31, 2008	(37,963)
Expense for the year	(41,053)
Utilized	36,845

At December 31, 2009	(42,171)

11. Inventories

	12/31/2009	12/31/2008	01/01/2008

Material for maintenance of networks	24,479	28,747	34,910
Material for technical assistance	34,284	33,010	29,046

	58,763	61,757	63,956

In the period ended December 31, 2009, R$ 53,488 spent on materials for maintenance and technical assistance were recorded in expense (R$ 44,531 in 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

12. Judicial Deposits

The Company has judicial deposits related to labor, civil, tax and social security claims as shown below:

Judicial deposits	12/31/2009	12/31/2008	01/01/2008

Labor	9,409	9,156	10,965
Civil	1,638	978	1,952
Lease of poles and ducts	22,871	17,040	14,637
Copyrights - ECAD	20,459	15,374	54,718
Tax	16,733	64,709	85,290
Social Security	3,499	3,665	3,499

	74,609	110,922	171,061

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company challenged the rate of 12% and made judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. However, in November 2009 a judicial decision was made in favor of the State resulting in the release of R$50,869 from the related judicial deposit in favor of the State.

13. Income Taxes and Social Contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	12/31/2009	12/31/2008

Current income tax expenses	(111,561)	(81,215)

Deferred income tax on:
Temporary differences	203,834	(751)
Tax losses and negative tax basis of social contribution	(30,986)	(1,398)
Goodwill	(29,489)	(76,157)
Property, equipment and intangible	16,091	13,204
Other	(854)	(439)

Total deferred tax income	158,596	(65,541)

Total income tax benefit (expenses)	47,035	(146,756)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

13. Income Taxes and Social Contribution - Continued

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2009 and 2008. The amounts reported as income tax expense in the consolidated statements of comprehensive income are reconciled to the statutory rates as follows:

	2009	2008

Profit before income taxes and social contribution	688,913	167,010

Income taxes and social contribution at the nominal rate of 34%
	(234,230)	(56,783)

(Additions) / exclusions:

Income taxes and social contribution on permanently nondeductible expenses	(9,297)	(21,472)

Reduction in non deductible provisions	(8,666)	(28,655)
Expenses and income taxed on a cash basis	-	2,356
Amortization of goodwill	36,777	(26,463)

Other reconciling items:
Recognition of deferred income taxes and social contribution on tax losses and negative base
from prior years	872	5,479
Unrecorded current year tax losses	(46,931)	(87,214)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax
asset was not recognized in previous years	47,352	24,326
Recognition of deferred income taxes and social contribution on temporary differences, including
temporary differences originating from previous years	256,959	40,663
Other	4,199	1,007

Income taxes and social contribution for the period	47,035	(146,756)

Effective rate	6.83%	(87.87%)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income.

Deferred tax assets are recognized on tax losses and negative calculation bases for the social contribution taxes are supported by projections of taxable income based on technical feasibility studies. These studies consider the history of profitability of the Company and its subsidiaries and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly tax contingencies and provisions for losses, were recognized based on expectations for their realization.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

14. Deferred and recoverable taxes

	12/31/2009	12/31/2008	01/01/2008

Recoverable taxes:
Income tax withheld at source	30,359	26,577	16,661
Recoverable federal taxes	43,479	26,066	24,982
Other	842	1,065	2,021

	74,680	53,708	43,664

Current	3,624	3,406	886
Non-current	71,056	50,302	42,778

Deferred taxes:
Assets
Income tax:
Tax loss carryforwards	241,041	266,085	266,243
Temporary differences
Provisions	100,940	2,295	6,501
Provision for doubtful accounts	8,890	2,855	2,958
Profit share plan	25,364	6,655	3,891
Currency exchange and derivative losses	11,024	-	-
Property, equipment, inventories and
trade payables	20,870	5,390	4,920
Goodwill on business combinations	61,689	73,874	74,251

	228,777	91,069	92,521
Social contribution:
Tax loss carryforwards	89,628	98,413	99,650
Temporary differences
Provisions	36,338	826	2,340
Provision for doubtful accounts	3,201	1,028	1,065
Profit share plan	9,131	2,396	1,401
Currency exchange and derivative
losses	3,968	-	-

Property, equipment, inventories and
trade payables	7,513	1,958	1,079
Goodwill on business combinations	22,208	26,595	26,730

	82,359	32,803	32,615

	171,987	131,216	132,265

	641,805	488,370	491,029

Tax credits resulting from goodwill in the
merger of Globotel (See Note 23)	2,131	8,502	74,128

	643,936	496,872	565,157

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

14. Deferred and recoverable taxes - Continued

Income taxes:
Temporary differences
Intangible	136,487	139,833	123,502
Property and equipment	(2,096)	(4,371)	(12,352)
Other	760	682	551

	135,151	136,144	111,701

Social Contribution:
Temporary differences
Intangible	49,135	50,340	44,461
Property and equipment	(754)	(1,573)	(4,447)
Other	273	245	199

	48,654	49,012	40,213

	183,805	185,156	151,914

Rollforward of deferred tax assets	Tax loss
	carryforwards
	and negative	Temporary
	basis	differences	Total

Balance on January 01, 2008	365,893	125,136	491,029
Additions	6,019	35,369	41,388
Reductions	(7,414)	(36,633)	(44,047)

Balance on December 31, 2008	364,498	123,872	488,370
Additions	-	378,998	378,998
Reductions	(33,829)	(191,734)	(225,563)

Balance on December 31, 2009	330,669	311,136	641,805

During 2009 the Company merged with several profitable subsidiaries. Therefore, supported by projected future taxable income arising from operating activities of these subsidiaries, the Company recognized deferred tax assets on its tax losses, negative calculation base for social contribution and temporary differences, based on expected recovery of tax credits. The impact in 2009 was not material.

The estimated realization of deferred tax assets is determined based on the projection of future taxable income as follows:

2010	196,437
2011	62,140
2012	105,450
2013	60,619
2014 to 2019	217,159

641,805

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

14. Deferred and recoverable taxes – Continued

The estimates for recovery of deferred tax assets are based on the projections of taxable income considering several financial and business assumptions prevailing at December 31, 2009. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

The Company has not recognized as assets the tax benefits related to tax losses, the negative base and the temporary differences of certain subsidiaries, which are expected to be merged into the parent company, Net Serviços de Comunicação S.A., in accordance with the Company's corporate restructuring plan.

The Company has tax loss carryforwards and negative basis of social contribution to offset 30% of annual taxable income, without expiration, for the following amounts:

	12/31/2009			12/31/2008			01/01/2008

	Income	Social		Income	Social		Income	Social
	Tax	Contribution	Total	Tax	Contribution	Total	Tax	Contribution	Total

Gross amounts	3,074,644	3,741,608	-	3,616,531	4,197,964	-	3,420,023	3,900,974	-
Tax credit (25% / 9%)	768,661	336,745	1,105,406	904,133	377,817	1,281,950	855,006	351,088	1,206,094
Recognized tax credit	(241,041)	(89,628)	(330,669)	(266,085)	(98,413)	(364,498)	(266,243)	(99,650)	(365,893)

Non-recognized tax credit	527,620	247,117	774,737	638,048	279,404	917,452	588,763	251,438	840,201

During the year ended December 31, 2009, the Company realized tax benefits of R$ 6,372 (R$ 65,625 on December 31, 2008) against taxable income.

Management estimates it will amortize the remaining balance of goodwill of R$ 2,131 in fiscal 2010.

Rollforward of deferred tax liabilities
Temporary
differences

Balance on January 01, 2008	151,914
Additions	46,268
Reductions	(13,026)

Balance on December 31, 2008	185,156
Additions	14,634
Reductions	(15,985)

Balance on December 31, 2009	183,805

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

15. Property and Equipment

		Software and		Furniture				Land
Cost		computer	Machinery and	and	Facilities and			and
	Network	equipment	equipment	fixtures	improvements	Vehicles	Tools	other	Total

Balances on January 01, 2008
	3,742,598	91,236	38,166	22,014	60,023	3,736	23,278	4,369	3,985,420
Additions - purchase	858,996	22,160	3,711	4,413	12,000	571	10,338	-	912,189
Additions - acquisitions of companies	78,735	591	845	533	4,128	1,086	32	245	86,195
Transfers	2,677	631	-	-	-	-	-	(16)	3,292
Write- offs	(21,771)	(2,147)	(80)	(101)	-	(358)	(196)	(58)	(24,711)

Balances on December 31,
2008	4,661,235	112,471	42,642	26,859	76,151	5,035	33,452	4,540	4,962,385
Additions - purchase	982,325	21,467	1,345	1,798	7,804	405	7,350	918	1,023,412
Additions - acquisitions of companies	32,136	692	68	220	8	115	210	-	33,449
Transfers	(42,506)	(1,582)	(346)	(435)	(3)	(462)	(88)	(47)	(45,469)

Balances on December 31,
2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777

Accumulated depreciation

Depreciation rate per annum (%)	8.33 a 20	20 a 33.33	10	10	4 a 25	20	20	-

Balances on January 01, 2008	(2,176,666)	(69,262)	(26,321)	(14,248)	(35,047)	(3,185)	(11,158)	-	(2,335,887)
Additions – purchase	(388,772)	(13,709)	(2,446)	(1,751)	(3,064)	(193)	(4,095)	-	(414,030)
Transfers	(2,678)	(631)	-	-	-	-	-	-	(3,309)
Write- offs	25,912	2,117	80	100	-	205	108	-	28,522

Balances on December 31,
2008	(2,542,204)	(81,485)	(28,687)	(15,899)	(38,111)	(3,173)	(15,145)	-	(2,724,704)
Additions – purchase	(487,042)	(15,341)	(3,214)	(2,062)	(4,213)	(1,062)	(5,957)	-	(518,891)
Transfers	1,505	286	(197)	(13)	(1,454)	(101)	506	502	1,034
Write- offs	33,267	1,624	197	255	-	393	85	-	35,821

Balances on December 31,
2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)

Net book value at January 01, 2008	1,565,932	21,974	11,845	7,766	24,976	551	12,120	4,369	1,649,533

Net book value at December 31, 2008	2,119,031	30,986	13,955	10,960	38,040	1,862	18,307	4,540	2,237,681

Net book value at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037

On December 31, 2009, because of certain civil liability actions and labor law claims against the Company, R$ 3,265 (R$ 3,794 on December 31, 2008) from property and equipment were provided as a guarantee.

During the year ended December 31, 2009, the Company transferred items in the amount of R$ 35,061 (2008 -- R$ 36,106) from inventories to property and equipment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

16. Intangible Assets

	Indefinite useful life			Finite useful life

				Customer
Cost	Goodwill	Licenses	Software	Portfolio	Other	Total

Balances on January 01, 2008	1,626,708	313,193	282,252	273,000	8,107	2,503,260
Additions	276,855	94,602	80,100	16,223	-	467,780
Additions - acquisitions of companies	-	-	65	-	-	65
Write- offs	-	-	(201)	-	-	(201)

Balances on December 31, 2008	1,903,563	407,795	362,216	289,223	8,107	2,970,904
Additions	25,053	30,931	69,760	15,144	-	140,888
Additions - acquisitions of companies	-	-	64	-	-	64
Transfers	-	-	(1,165)	-	-	(1,165)

Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691

Accrued amortization

Amortization rate per annum (%)			20	16.67

Balances on January 01, 2008	(178,742)	(1,806)	(194,325)	(44,095)	(3,661)	(422,629)
Additions	-	-	(31,614)	(45,500)	(1,549)	(78,663)
Write-offs	-	-	145	-	-	145

Balances on December 31, 2008	(178,742)	(1,806)	(225,794)	(89,595)	(5,210)	(501,147)
Additions	-	-	(35,183)	(49,466)	(1,634)	(86,283)
Transfers	-	-	(93)	-	-	(93)

Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)

Net book value at January 01, 2008	1,447,966	311,387	87,927	228,905	4,446	2,080,631

Net book value at December 31, 2008	1,724,821	405,989	136,422	199,628	2,897	2,469,757

Net book value at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168

The Company records goodwill arising from the excess of the acquisition price over the fair value of net assets acquired, determined on the acquisition date.

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is performed and the Company complies with the applicable rules. As the Company intends to renew these licenses, they are considered as having an indefinite useful life.

The Company tests its goodwill for impairment annually on the basis of its value in use using the discounted cash flow model on the lowest appropriate cash generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions are taken are based on consolidated financial and operating data.

16. Intangible – Continued

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board, as well as on comparable market data, which represent management’s best estimate of economic conditions of the cash generating unit.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

• Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2010 – 2014, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and telephone.

• Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales and installations.

• Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made on the basis of the Company’s historical performance and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the management and the board of directors.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was 4% per annum.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this period. As a result of the impairment testing, management has concluded there has been no impairment of the values of the Company’s intangible assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

17. Trade Accounts Payable

	12/31/2009	12/31/2008	01/01/2008

Domestic suppliers	292,994	248,421	162,143
Foreign suppliers	34,721	81,342	25,529

	327,715	329,763	187,672

18. Accounts Payable -- Programming Suppliers

Description	12/31/2009	12/31/2008	01/01/2008

Related parties
Net Brasil S.A.	60,903	87,669	72,166
Globosat Programadora Ltda.	8,796	10,463	6,389

	69,699	98,132	78,555

Third parties	54,903	50,287	43,040

	124,602	148,419	121,595

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

The table below shows programming and related costs incurred:

	Operating income

	Content		Programming guide		Sales commission		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Related parties
Net Brasil S.A.	(673,744)	(541,687)	-	-	(1,714)	(1,548)	(675,458)	(543,235)
Globosat Programadora
Ltda.	(9,227)	(24,472)	-	-	-	-	(9,227)	(24,472)
Editora Globo S.A.	-	-	(11,504)	(12,835)	-	-	(11,504)	(12,835)

Third parties	(354,397)	(282,847)	(1,472)	(947)	-	-	(355,869)	(283,794)

	(1,037,368)	(849,006)	(12,976)	(13,782)	(1,714)	(1,548)	(1,052,058)	(864,336)

Net Brasil S.A., a related party, serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content in its own name. The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective programming suppliers continue in full force until the end of their term of validity on November 2015. Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and remain valid until November 2015.

18. Accounts Payable -- Programming Suppliers – Continued

The Company has obtained non exclusive rights from Brasil Distribution LLC to transmit HBO channel programming services throughout Brazil, on both analog (Basic) and digital (Premium) networks. These agreements are valid until January 31, 2010, and May 31, 2011, respectively, and the price level will be annually restated based on the IGP-M price index.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

19. Financial liabilities

			Effective Interest rate p.a.

Local currency	Currency	Nominal Interest rate p.a.	12/31/2009	12/31/2008	12/31/2009	12/31/2008	01/01/2008

Finame	R$	TJLP + 3.15%	9.15%	9.15%	217,438	178,738	98,877
Bank credit notes- Itaú BBA	R$	CDI + 2.55%	11.39%	13.62%	172,704	173,370	172,642

					390,142	352,108	271,519

Foreign currency
Perpetual bond	US$	9.25%	10.57%	10.57%	263,711	351,254	262,583
Global notes 2020	US$	7.50%	8.57%	-	611,450	-	-
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	351,104	472,825	-

					1,226,265	824,079	262,583

			Debentures

			31/12/2009	31/12/2008

Non-convertible debentures			58.000	58.000	582,397	583,629	581,468

Total debt					2,198,804	1,759,816	1,115,570

Current					85,475	58,331	21,158
Non-current					2,113,329	1,701,485	1.094,412

a) Loans payable

FINAME

From 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from FINAME - Government Agency for Machinery and Equipment Financing. In the year ended December 31, 2009, the funds raised in this manner amounted to R$ 83,584 (R$ 93,503 in 2008). These contracts are subject to interest at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% p.a., a five year term, and are collateralized by the assets financed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Bank credit notes

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of R$ 220,000. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The facility is now subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year. In 2007, the Company prepaid R$ 50,000 of this debt and committed to pay the remainder of the principal in 2011.

19. Financial liabilities – Continued

a) Loans payable - Continued

On August 31, 2009, the loan was altered and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges on this loan were altered from "CDI plus a spread of 1.2%" to 2.55% per annum as of August 31, 2009 with no retroactive effect.

In the year ended December 31, 2009, the Company paid interest charges on this loan in the amount of R$ 19,976 (R$ 21,862 on December 31, 2008).

Guaranteed Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$ 350 million, corresponding to R$ 593,425, with maturity on January 27, 2020 and a nominal interest rate of 7.5% p.a. payable semiannually on January 27 and July 27 beginning in 2010.

The securities can be redeemed in full or in part any time prior to January 27, 2015.

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (9.25%) in the amount of US$ 150 million corresponding to R$ 326,966 with indefinite maturity and an annual interest rate of 9.25% paid quarterly. The Notes are guaranteed by all the Company's subsidiaries. Since November 27, 2009, the Company has the option to redeem, in whole but not in part, on the date of any interest payment, 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable.

In the year ended December 31, 2009, the Company paid interest of R$ 27,200 (R$ 25,182 on December 31, 2008) on the perpetual notes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing is in the amount of US$200,000 (R$ 319,520), which is repayable in 3 annual installments on June 18, 2017, 2018 and 2019, payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time prior to the fifth anniversary of the Closing Date.

The loan is guaranteed by the Company and its subsidiaries and the proceeds were principally used to finance the BIGTV Companies acquisition and general development of the company.

19. Financial liabilities – Continued

b) Debentures

On December 1st, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of R$ 580,000.

On September 23, 2009, as decided during the Company Debenture Holders’ Meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012. The following decisions were also approved at the Meeting: (i) beginning October 1, 2009, debenture remuneration will correspond to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$ 1,760 as a bonus for renewing debentures will be paid on October 1, 2009. The remaining items related to the 6th issue remain unchanged.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

Company Commitments (“Covenants”)

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

- Maintenance of the ratio obtained from dividing Net Consolidated Debt by EBITDA, as specified in the debt contract, at less than 2.5;

- Maintenance of the ratio obtained from dividing EBITDA, as specified in the debt contract, by expenses net of consolidated interest, at 1.5 or above.

As of December 31, 2009, the Company is in compliance with all covenants.

20. Copyright Payable - ECAD

ECAD (Escritório Central de Arrecadação e Distribuição) is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2009 the Company and its subsidiaries had a provision of R$77,794 (R$ 54,851 on December 31, 2008 and R$ 80,114 on January 01, 2008) for amounts payable to ECAD and judicial deposits of R$ 20,459 (R$15,374 on December 31, 2008 and R$ 50,495 on January 01, 2008).

21. Related parties

a) Employee benefits

Employee salary, benefits and related expenses are stated as follows:

Description	12/31/2009	12/31/2008

Payroll and Related Charges	432,873	341,627
Profit Participation Plan	106,916	108,134
Statutory benefits	67,478	49,856
Additional benefits	43,936	32,156

	651,203	531,773

Additional benefits:

In addition to the usual benefits required by labor legislation, the Company and its subsidiaries provide additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, whose actuarial risks are not assumed by the Company. Expenses for these additional benefits for the year ended December 31, 2009 totaled R$ 43,936 (R$ 32,156 on December 31, 2008).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

The Company and its subsidiaries have complementary remuneration plans considering fulfillment of targets:

(i) Profit Participation Plan (PPR): the Company must remunerate its staff on the basis of profit sharing in the amount of up to three additional monthly salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii) Additional Profit Participation Plan (PPR – Short term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board.

(iii) Long-term Profit Participation Plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

(iv) Profit Participation Additional Plan (PPR): the Company will make an additional payment of up to 0.6 of the monthly salary of employees. The principal purpose of this supplementary payment is to have the Board's targets fulfilled 100% to 120%.

On December 31, 2009 the Company recorded provisions as salaries and social charges in the amount of R$ 132,495 (R$ 112,994 on December 31, 2008) related to these plans.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

a) Remuneration of Management

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	12/31/2009	12/31/2008

Short-Term benefits	12,169	19,503
Long-term benefits	3,911	5,791

	16,080	25,294

b) Related companies

The main asset and liability balances and profit and loss, on December 31, 2009 and 2008, resulting from the transactions among related parties are shown below:

	Current Assets							Total

	Receivables		Related parties			Prepaid Right for use	Assets

Companies	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2009	12/31/2008	01/01/2008

Shareholders
Emp. Brasil. de Telecom.
S.A. – Embratel	-	-	24,801	17,356	7,813	175,088	199,889	17,356	7,813

Associated Companies
Globosat Programadora Ltda.	202	248	-	-	-	-	-	202	248

	202	248	24,801	17,356	7,813	175,088	199,889	17,558	8,061

	Non-current assets

Companies	Prepaid Right of use	Total

Shareholders	12/31/2009	12/31/2009

Emp. Brasil de Telecom. S.A. – Embratel	659,842	659,842

	659,842	659,842

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

c) Related companies – Continued

	Current Liabilities									Total

	Trade accounts payable		Accounts Payable Programming suppliers				Loans		Deferred revenues	Current liabilities

Companies	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2009	12/31/2008	01/01/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	48,598	28,122	17,073	-	-	-	-	-	208,228	256,826	28,122	17,073

	48,598	28,122	17,073	-	-	-	-	-	208,228	256,826	28,122	17,073
Associated
Companies
Net Brasil S.A.	-	-	-	60,903	87,669	72,166	-	-	-	60,903	87,669	72,166
Globosat Programadora Ltda.	-	-	-	8,796	10,463	6,389	-	-	-	8,796	10,463	6,389
Brasilcenter Comunicações Ltda.	351	-	803	-	-	-	-	-	-	351	-	803
Claro S.A.	872	906	802	-	-	-	-	-	-	872	906	802
Americel S.A.	122	101	54	-	-	-	-	-	-	122	101	54
Editora Globo S.A.	991	992	12	-	-	-	-	-	-	991	992	12
Banco Inbursa S.A.	-	-	-	-	-	-	5,940	8,556	-	5,940	8,556	-

	2,336	1,999	1,671	69,699	98,132	78,555	5,940	8,556	-	77,975	108,687	80,226

	50,934	30,121	18,744	69,699	98,132	78,555	5,940	8,556	208,228	334,801	136,809	97,299

	Non-current liabilities					Total

	Loans payable		Deferred revenues			Non-current Liabilities

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	782,279	93,912	41,520	782,279	93,912	41,520

	-	-	782,279	93,912	41,520	782,279	93,912	41,520
Associated Companies
Banco Inbursa S.A.	345,164	464,269	-	-	-	345,164	464,269	-

	345,164	464,269	782,279	93,912	41,520	1,127,443	558,181	41,520

	Operating income

	Rental Revenues / Telecommunications		Financial		Expenses Telecommunications		Programming / Sales commission		Programming guide		Total

Companies	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008

Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	391,624	273,829	(7,257)	(4,426)	(262,890)	(167,421)	-	-	-	-	121,477	101,982

	391,624	273,829	(7,257)	(4,426)	(262,890)	(167,421)	-	-	-	-	121,477	101,982
Associated Companies
Net Brasil S.A.	-	-	-	-	-	-	(675,458)	(543,235)	-	-	(675,458)	(543,235)
Globosat Programadora Ltda.	1,676	2,242	-	-	-	-	(9,227)	(24,472)	-	-	(7,551)	(22,230)
Editora Globo S.A.	-	-	-	-		-	-	-	(11,504)	(12,835)	(11,504)	(12,835)
Infoglobo Comunicações Ltda.	-	-	-	-	(2)	(8)	-	-	-	-	(2)	(8)
Claro S.A.	-	-	-	-	(6,432)	(5,035)	-	-	-	-	(6,432)	(5,035)
Brasilcenter Comunicações Ltda.	-	-	-	-	(546)	(8,591)	-	-	-	-	(546)	(8,591)
Americel S.A.	-	-	-	-	(1,207)	(826)	-	-	-	-	(1,207)	(826)
TESS S.A.	-	-	-	-	-	(62)	-	-	-	-	-	(62)
Click 21	-	-	-	-	(26)	(23)	-	-	-	-	(26)	(23)
Banco Inbursa S.A.	-	-	84,132	(166,527)	-	-	-	-	-	-	84,132	(166,527)

	1,676	2,242	84,132	(166,527)	(8,213)	(14,545)	(684,685)	(567,707)	(11,504)	(12,835)	(618,594)	(759,372)

	393,300	276,071	76,875	(170,953)	(271,103)	(181,966)	(684,685)	(567,707)	(11,504)	(12,835)	(497,117)	(657,390)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

c) Related companies – Continued

The right to use the trademark Net has been assigned free of charge by Net Brasil S.A., a related party, as part of the sales commission agreement between the parties.

Pay-per-view (PPV) events are acquired through consortium between the related company Globosat Programadora Ltda. and the Company, to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events.

The values and terms of the programming contracts with the companies related to the Globo group such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The programming guide of the Company is published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. This service offers an Embratel voice product to existing and prospective subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. In connection with this business, the Company also offers to its markets integrated video, broadband and voice (“triple play”) services.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (Serviço Telefônico Fixo Comutado – STFC), multimedia service (Serviço de Comunicação de Multimídia – SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company’s transactions involving the companies associated with Embratel Participações S.A. are recorded based on prices and conditions defined as follows:

a) Net Fone revenue –In December 2009, Embratel acquired the right of use of the transmission capacity of 3 Gb/s generated by the Net coaxial network, for a period of five years, for R$ 873,539, renewable for the same period through future negotiations between the parties. Any excess usage is charged on a monthly basis.

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

21. Related parties– Continued

c) Related companies – Continued

c) Special projects – Remunerated on the basis of percentage of costs incurred by each project.

d) Network access revenue – Remunerated on the basis of Net Fone installation costs.

e) Optic fiber lease revenue – Remunerated in accordance with specific contract including usual market condition.

f) Revenues from PME (services for small and medium businesses) – These services are remunerated under specific contractual conditions, 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees.

The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. In December 2009, the Company acquired a right of use of 45 Gb/s transmission capacity generated for a period of 5 years, for R$ 849,632, and renewable for the same period through future negotiations between the parties. This was recorded as rights for prepaid use, to be amortized over the 5 year life of the contract. The amounts exceeding the monthly capacity acquired are expensed as incurred.

Communication expenses such as voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of service.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions

I) Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. The contracts may be terminated at the request of either party, subject to notice periods ranging from 1 to 2 months and rescission penalties. These expenses amounted to R$ 102,262 in 2009 (R$ 74,527 in 2008). There are also commitments, through April 15, 2010, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$ 28,478.

II) Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total

Balances at January 01, 2008	41,143	30,443	595,134	6,279	672,999
Additions	24,814	12,829	51,337	-	88,980
Currency adjustments	720	260	29,941	1,183	32,104
Payments and reversals	(19,973)	(8,563)	(69,139)	(473)	(98,148)

Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions	18,721	23,858	65,466	-	108,045
Additions related to business
combination	290	25	17,721	-	18,036
Currency adjustments	1,018	373	16,370	276	18,037
Payments and reversals	(13,157)	(13,190)	(202,025)	(6,318)	(234,690)

Balances at December 31, 2009	53,576	46,035	504,805	947	605,363

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

II) Provision for contingencies – Continued

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 1,407 lawsuits, mostly arising from employees and third party complaints. The main claims are for subsidiary liability and dangerous work pay. The Company made judicial deposits in the amount of R$ 9,409 on December 31, 2009 (R$ 9,156 on December 31, 2008 and R$10,965 on January 01, 2008) in relation to labor cases.

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999.

The plea in the civil proceedings mainly relate to indemnifications for moral and material damages sought by subscribers, except for actions relating to lighting post rentals, in which the Company is requesting to change the monthly rent amounts. For these cases, the Company has recorded provisions of R$ 40,430 (R$ 28,389 on December 31, 2008 and R$ 24,397 on January 01, 2008).

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their income statements, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the main tax and social security contingencies:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

II) Provision for contingencies – Continued

c) Tax and social security provisions – Continued

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

Vivax, BigTV and ESC 90 are objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it has recorded a provision of R$ 112,443 on December 31, 2009 (R$ 86,438 on December 31, 2008 and R$ 63,093 on January 01, 2008).

The states in which the subsidiaries operate adhere to the ICMS No. 57/99 agreement, except for the State of Rio Grande do Sul, which taxes services at the rate of 12%. The company’s subsidiaries based in Rio Grande do Sul are making judicial deposits and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against the rate of taxation of its services in this state.

b. IOF (Financial operations tax)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of R$ 60,718 at December 31, 2009 (R$ 45,018 at December 31, 2008 and R$ 56,867 at January 01, 2008)

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company established a provision of R$ 143,281 (R$ 140,621 in 2008 and R$ 132,534 on January 01, 2008) related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

II) Provision for contingencies – Continued

c) Tax and social security provisions – Continued

d. PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

On September 30, 2009, the Company and its legal counsel assessed the progress of legal cases related to the increase in the calculation base for the PIS and the COFINS on income as provided in paragraph 1 of Article 3 of Law No. 9718/98 and revoked by Law No. 11941/09 on May 27, 2009. Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of R$ 124,269. The adjustment was recorded as a reduction in financial expenses.

III) Contingent liabilities not provisioned

In addition to the items mentioned above, there are other open cases which legal advisors assess as possible but not probable losses and so no provisions were recorded.

The main cases in which risk of loss is rated as "possible" are summarized below:

a. Disallowed expenses and non-proven expenses

Net São Paulo and Net Rio received demands from the tax authorities in the amount of R$ 88,660 on December 31, 2009 (R$ 82,605 on December 31, 2008 and R$ 63,734 on January 01, 2008) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

22. Commitments and provisions – Continued

III) Contingent liabilities not provisioned – Continued

b. Omission of revenues and discrepancy between amounts declared and booked

In November 2008, the Federal Revenue of Brazil issued a tax demand against the Net Brasília subsidiary in the amount of R$ 19,092 (R$ 17,104 on December 31, 2008). The Federal Revenue's main allegations relate to omission of revenues and discrepancies between amounts declared and recorded in the company’s accounting records for certain months from 2004 through 2007. The Company's defense is mainly based on the legality of the accounting procedures and legitimacy of exclusions from the calculation of taxable income.

IV) Other Information

Charge for extra outlet

On April 22, 2009, Anatel passed Resolution No. 528, which prevents cable subscription TV operators from charging clients for more than one outlet per residence. The resolution only mentions that certain items such as installation, internal network, converter and signal decoder and other equipment repairs could be charged for by these operators. The Federal Court in Brasília had extended an injunction based on a case decided by ABTA (The Brazilian Pay TV Association) in 2008, allowing the Company to charge for the additional connections. However, in 2009, the Federal Court in Brasilia revoked the ABTA injunction related to additional connections. Nevertheless, management does not expect any substantial impact on Company operations, since the current sales model for the extra outlet is covered by the charge for the rental of the equipment and the installation fee as provided for in the resolution.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

23. Shareholders’ Equity

Capital Stock

On February 10, 2009, 1,408,161 ordinary and 2,816,320 preferred shares with a value of R$ 58,974 were issued arising from the tax benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., under the terms of CVM Instruction No. 319/99 (1,229,387 ordinary shares and 2,454,256 preferred shares with a value of R$ 73,378, on January 31, 2008). On December 31, 2009 the Company’s share capital is represented by 114,459,685 ordinary and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$ 6,500,000 without need for statutory amendment as per Article 168 of the Law of Corporations, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

Ownership of the Company's share capital on December 31, 2009 and 2008 is shown below:

	12/31/2009			12/31/2008			01/01/2008

	Common	Prefered	Total	Common	Prefered	Total	Common	Prefered	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.5%	-	2.9%	8.6%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	1.9%	0.8%	1.1%	1.7%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%	36.2%	5.4%	15.7%
Empresa Brasileira de Telecomunicações S.A.
– Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%	1.9%	7.1%	5.3%
Other Shareholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.8%	0.6%	87.5%	58.5%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100,0%	100,0%	100,0%

Number of Shares	114,459,685	228,503,916	342,963,601	113,051,524	225,687,596	338,739,120	111,822,137	223,233,340	335,055,477

The Company is controlled by GB Empreendimentos e Participações Ltda., whose shareholders are Organizações Globo (51%) and Grupo Telmex (49%).

The bylaws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Brazilian Corporate Law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

23. Shareholders’ Equity – Continued

Capital Stock – Continued

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of Article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation – Level 2, instituted by the São Paulo Stock Exchange (“BOVESPA”), and they shall also be entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Holders of ordinary and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency profit calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuance may also be altered to the prior existing proportions between common and preferred shares.

Shareholders’ Agreement

On March 21, 2005, a Company Shareholders’ Agreement was executed, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

The Company’s Board of Directors will be made up of 11(eleven) effective members and the same number of alternate members, being, at least, twenty percent (20%) of its Independent Board members as defined in Regulation Level 2 of BOVESPA’s Corporate Governance.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

23. Shareholders’ Equity – Continued

Shareholders’ Agreement – Continued

The Company’s Board of Directors, with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by joint, exclusive and separate appointment by Embrapar e Embratel, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member and respective alternate representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Market value of Company shares

The market value of the Company’s shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, was R$ 23.62 on December 31, 2009 (R$ 13.29 on December 31, 2008 and R$ 21.70 on January 01st 2008). On December 31, 2009, the book value of the net equity of the Company was R$ 3,507,515 (December 31, 2008 R$ 2,771,567 and January 01st, 2008 R$ 2,751,313). The equity value of the shares was R$ 10.23, R$ 8.18, and R$ 8.21 respectively.

Capital Reserves

Capital reserves are comprised of goodwill and premium on issuance of debentures reserves. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwil that was transferred to the Company through the merger.

During the year ended December 31, 2009, the Company obtained tax benefits by cash savings of R$ 13,942 (R$ 58,974 on December 31, 2008), resulting from amortization of goodwill.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in 2010 in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.). The remaining shareholders have the option of exercising their right on the subscription of these shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

24. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is presented as follows:

	12/31/2009	12/31/2008	01/01/2008

Net Rio Ltda.	253,467	248,408	202,722
Reyc Comércio e Participações Ltda.	9,638	8,895	-
Net Serviços	19,275	7,308	7,569
Other	9,655	17,817	21,259

	292,035	282,428	231,550

Additionally, for the same purpose of guaranteeing payment of tax cases, the Company took out an insurance policy with Fator Seguros S.A. covering the amount of R$ 15,062 on 2009.

25. Earnings per Share

The following table shows earnings per share for the years ended December 31, 2009 and 2008 (in thousands, except earnings per share):

	12/31/2009	12/31/2008

Numerator
Profit for year	R$ 735,948	R$ 20,254

Denominator
Weighted average number of common shares	114,301,508	112,947,396
Weighted average number of preferred shares	228,187,562	225,479,722
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,006,318	248,027,694

Denominator for basic earnings per share	365,307,826	360,975,090

Basic earnings per common share	R$ 2.01	R$ 0.06
10% - Preferred shares	1.10	1.10
Basic earnings per preferred share	R$ 2.22	R$ 0.06

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments

a) General Considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming at protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b) Fair Value

The fair values and carrying amount of loans payable are shown below:

	12/31/2009		12/31/2008		01/01/2008

	Book	Fair Value	Book value	Fair Value	Book value	Fair Value
	value

Debentures - 6th issue	582,397	563,295	583,629	588,525	581,468	581,468
Perpetual notes	263,711	265,343	351,254	259,196	262,583	271,908
Global Notes 2020	611,450	627,729	-	-	-	-
Banco Inbursa S.A.	351,104	358,919	472,825	482,852	-	-
Banco Itaú BBA	172,704	173,543	173,370	174,099	172,642	172,642
Finame	217,438	217,438	178,738	178,738	98,877	98,777

	2,198,804	2,206,267	1,759,816	1,683,410	1,115,570	1,124,795

Other assets and liabilities have fair values equal to book value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

b) Fair Value – Continued

The fair value of the Company’s debt has been calculated based on the estimated cost of paying the outstanding obligations at December 31, 2009, which considered the contractual penalties applicable for early payments. Based on management’s estimation, debt agreements with similar characteristics, if issued on December 31, 2009, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks impacting the business of the Company and its subsidiaries

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on December 31, 2009, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	15,981
Suppliers of equipment	34,721
Programming Suppliers	2,944

53,646
Long-term:
Loans payable	1,210,284

Liability exposure	1,263,930

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, Pactual, HSBC, and Santander.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

c) Risks impacting the business of the Company and its subsidiaries – Continued

The Company only enters into foreign exchange derivatives in order to protect a portion of accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on short-term debt. For the year ended December 31, 2009, the Company had a derivative instrument (foreign exchange) position of R$ 94,721 relating to 100% of interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, and a Perpetual Note, which has no maturity date.

Financial derivatives are summarized below:

	Reference
	value						Cumulative effect
Description	(notional)			Fair Value			(current period)

							Amount receivable	Amount payable
	12/31/2009	12/31/2008	01/01/2008	12/31/2009	12/31/2008	01/01/2008	/ (received)	/ (paid)

“Swaps” contracts
Asset position
Foreign currency	94,721	164,524	21,255	94,328	157,993	20,382	-	-
Liability position
Ratios (Dollar vs. CDI)	59,897	71,044	21,255	68,556	65,446	24,009	-	9,052
Rates (PRE) (NDF)	34,824	93,480	-	45,352	91,523	-	-	10,528

	-	-	-	(19,580)	1,024	(3,627)	-	19,580

The net liability of R$ 19,580 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period ended on December 31, 2009, the Company recognized a loss of R$ 97,345, which was recorded as part of finance expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

c) Risks impacting the business of the Company and its subsidiaries – Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding as at December 31, 2009:

Scenario - appreciation of Brazilian currency (R$ / US$) and higher CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(9,052)	(23,954)	(38,928)
NDF	(10,528)	(19,234)	(27,940)

Scenario - depreciation of Brazilian currency (R$ / US$) and lower CDI rate

	Probable	Adverse	Remote
Operations	Scenario	Scenario	Scenario

Dollar vs. CDI	(9,052)	5,994	20,968
NDF	(10,528)	(1,822)	6,883

1 – American Dollars (US$) vs. CDI

On December 31, 2009, the Company has six contracts of this type, whose notional aggregate value is US$ 34,400 thousand due between February and November 2010, with its positions short in dollars and long in CDI-geared assets, with the aim of converting short-term debt in dollars to CDI-geared debt.

The probable scenario assumes an exchange rate of R$ 1.7412 = US$ 1, and a CDI rate of 8.55% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.3059), and a 25% (10.68%) increase in the CDI, generating a loss of R$ 23,954. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$ 0.8706), with the CDI rate also rising 50% (12.82%), the Company would show a loss of R$ 38,928, in relation to the above mentioned outstanding contracts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

1 – American Dollars (US$) vs. CDI – Continued

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$ 2.1765) and the CDI rate falling 25% (6.41%), generating a gain of R$ 5,994. For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$ 2.6118), with the CDI rate reduced 50% (4.27%), the Company would record a gain of R$ 20,968, in relation to the above mentioned outstanding contracts.

2 – NDF (Non Deliverable Forward)

The Company holds two contracts of this type with a total long position in dollars in the notional value of US$ 20,000 thousand maturing between January and February 2010. The probable scenario reflects the BMF quotation on December 31, 2009, of R$ 1.7412/ US$ 1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3059) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.1765/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.8706/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.6118/ US$ 1).

In the probable scenario with appreciation of the Brazilian real, the Company would show a loss of R$ 10,528, if it had settled its contracts on December 31, 2009, while in the adverse scenario the company would have had a loss of R$ 19,234. For the remote scenario, the loss would be R$ 27,940.

In the probable scenario of the Brazilian real depreciating, the Company would have a loss of R$ 10,528, if it had settled its contracts on December 31, 2009, while in the adverse scenario the Company would have a loss of R$ 1,822, and in the remote scenario there would be a gain of R$ 6,883.

On December 31, 2009, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

2 – NDF (Non Deliverable Forward) – Continued

The Company's exposure to fluctuating interest rates as of December 31, 2009, is shown below:

Consolidated

Debentures – 6th issue	582,397
Finame	217,438
Banco Itaú BBA	172,704

Liability exposure	972,539

(-) Financial investments denominated in reais	876,611

Net exposure	(95,928)

Credit risk

The financial instruments which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A. Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office, a third-party service provider. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base. The Company's maximum credit risk exposure is the book value of customer receivables, as described in Note 10.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

26. Financial instruments – Continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on December 31, 2009.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2009 (R$ 1.7412/US$ 1) for the debt denominated in US dollars (Guaranteed Notes and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.50% per year for the entire period.

Year of		Perpetual	Guaranteed	Banco	Banco Itaú
Maturity	FINAME	Notes	Notes 2020	Inbursa	BBA	Debentures	TOTAL

2011	75,851	27,610	52,227	32,247	23,069	73,093	284,097
2012	57,630	27,610	52,227	32,247	24,275	212,472	406,461
2013	29,280	27,610	52,227	32,247	24,690	194,030	360,084
2014	5,055	27,610	52,227	32,247	80,934	174,705	372,778
2015	2,018	27,610	52,227	32,247	72,703	154,967	341,772
2016	1,009	27,610	52,227	32,247	60,157	-	173,250
2017-2020	-	138,054	792,217	412,734	-	-	1,343,005

Total	170,843	303,714	1,105,579	606,216	285,828	809,267	3,281,447

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded as there is no maturity date.

Interest payments for US Dollar denominated debt (Guaranteed notes and Perpetual Notes) include withholding taxes, in accordance with the current law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

27. Measurement and Fair Value Hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration of the latter, a fair value hierarchy is determined on three levels prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own premises.

Measurement of Fair Value on December 31, 2009

Quoted prices in
	Balance on	active markets for	Other Significant	Significant
	December 31,	identical assets	Observable	Unobservable
Description	2009	(Level 1)	Sources (Level 2)	Inputs (Level 3)

Derivative Instruments –
currency swap contracts	(R$ 19,580)	R$ -	(R$19,580)	R$ -

Currency swap derivative instruments are tools for managing risk arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2009, there were not transfers between Level 1 and Level 2 of the measurement of the fair value or transfers to Level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

28. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk premises adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance area are shown below:

		Maximum annual
Area	Main coverage	coverage

	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside
Multi-risk property	the premises, riots, strikes and restoration of records, open fidelity, electronic	45,000
insurance	equipment, furniture and flooding.
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at
	the locations of third parties, employer, contingent risks, civil work sites,	2,500
	crossed civil liability, pain and suffering and parking lot valets
Civil responsibility of	Legal defense costs, legal representation expenses and indemnities for financial
the directors and	losses caused to third parties owed to errors or omissions incurred in	17,412
Management officers	management acts, including worldwide coverage.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

29. Reconciliation between USGAAP and IFRS as of and for the year ended December 31, 2008 (not required by IFRS)

The Company’s consolidated financial statements as of and for the year ended December 31, 2009 have been prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).

The following table presents a reconciliation of the Company’s stockholder’s equity as of January 1, 2008 and December 31, 2008 and consolidated net income for the year ended December 31, 2008 as presented under US GAAP to that reported under IFRS, in reais.

		Stockholder’s			Stockholder’s
		Equity	Net income	Additional paid-in	Equity

	REF.	01.01.2008	12.31.2008	capital	12.31.2008

USGAAP		2,876,072	17,765	2,702	2,896,539

Fixed assets	(A)	(21,257)	8,762	-	(12,495)
Cost		183,715	-	-	183,715
Depreciation		(204,972)	8,762	-	(196,210)

Goodwill	(B)	(119,617)	-	-	(119,617)
Cost		(1,217,523)	-	-	(1,217,523)
Depreciation		1,097,906	-	-	1,097,906

Tax benefits	(C)	10,615	-	(2,702)	7,913

Other	(D)	(4,977)	6,907	-	1,930

Deferred income tax	(E)	10,477	(13,180)	-	(2,703)

IFRS		2,751,313	20,254	-	2,771,567

A - Fixed assets

Under USGAAP, all fixed assets acquired until 1997 had their cost converted to US Dollars, as Brazil was considered a hyperinflationary economy under FASB ASC Topic 830 until 1997. Under IFRS, these items were kept at their historical cost. In addition, under USGAAP, all fixed assets acquired in connection with business combinations from 2002 to June 2007 were valued at their fair value at the acquisition date. Under IFRS, the Company elected to apply the IFRS 1 business combination exemption to all business combinations that occurred prior to the Vivax acquisition, in June 2007. Therefore, there are certain fixed assets that were originally recorded at fair value under US GAAP for acquisitions that occurred prior to June 2007, that were recorded based on historical cost under IFRS.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of reais)

29. Reconciliation between USGAAP and IFRS as of and for the year ended December 31, 2008 (not required by IFRS) – Continued

B – Goodwill

In accordance with IFRS, when business combinations include the issuance of shares as a payment for the acquisition, these shares are valued based on their fair value at the date that control of the acquired entity is transferred to the acquiring entity. However, under USGAAP, the fair value of the shares is determined based on the market price of the shares over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. In addition, under USGAAP, since the adoption of FASB ASC Topic 350 (FAS 142 Goodwill and Other Intangible Assets), goodwill was no longer amortized, but tested for impairment. Under IFRS, since its transition was derived from BRGAAP, goodwill was amortized until Vivax’s acquisition in June 2007.

C - Additional paid-in capital

Under USGAAP, additional paid-in capital relates to the realization of tax benefits, contributed by stockholders in prior years, by reduction of current income tax expense. Under IFRS, this tax benefit was fully recorded as a capital increase in prior years before the transition date, following BRGAAP.

D – Other

Items included in “Other” relate to differences between US GAAP and IFRS for the recognition of expenses with suppliers and a service agreement with related party.

E - Deferred income taxes

The tax effect on the adjustments included in the reconciliation of net income and stockholders’ equity from IFRS to US GAAP is calculated by applying the applicable tax rate to the pretax adjustments where such adjustments have a tax effect. The applicable tax rate is the tax rate expected to apply at the time the temporary difference will reverse based on the specific tax jurisdiction in which the reversal will occur.