Form 20-F
period 2010-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2011-06-30
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

Commission file number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Exact name of Registrant as specified in its charter)

Net Communications Services Inc. (Translation of Registrant’s name into English)	The Federative Republic of Brazil (Jurisdiction of incorporation or organization)

Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil
(Address of principal executive offices)

José Antonio Guaraldi Felix

Telephone: +55-11-2111-2785

Fax: +55-11-2111-2780

E-mail: ri@netservicos.com.br

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

114,459,685 Common Shares, as of December 31, 2010
228,503,916 Preferred Shares, as of December 31, 2010

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

YES   X      NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

NETC Annual Report 2010 – Form 20-F

[  ] Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17          ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES           NO   X

NETC Annual Report 2010 – Form 20-F

i

NETC Annual Report 2010 – Form 20-F

Directors’ Service Contracts		79
Employees		79
Share Ownership		79
Variable Compensation Plan and Long-Term Incentive Plan		80
Pension, Retirement and Similar Benefits		80
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	81
Major Shareholders		81
Shareholders’ Agreements		82
Related Party Transactions		84
ITEM 8.	FINANCIAL INFORMATION	88
ITEM 9.	THE OFFER AND LISTING	89
General		89
Trading Markets		90
ITEM 10.	ADDITIONAL INFORMATION	98
Memorandum and Articles of Association		98
Material Contracts		105
Exchange Controls		106
Dividend Policy		107
Taxation		111
Documents on Display		114
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	116
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	117
Part II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	120
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	120
ITEM 15.	CONTROLS AND PROCEDURES	120
Disclosure Controls and Procedures		120
Management’s Annual Report on Internal Control over Financial Reporting		120
Changes in Internal Control Over Financial Reporting		121
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	121
ITEM 16B.	CODE OF ETHICS	121
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	121

ii

NETC Annual Report 2010 – Form 20-F

iii

NETC Annual Report 2010 – Form 20-F

Certain References and Information

In this Form 20-F, references to “Net Serviços,” “Net,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents one of our preferred shares.

All references in this Form 20-F to “reais,” “real” or “R$” are to Brazilian reais, and all references to “U.S. dollars,” “$” or “US$” are to United States dollars. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2010 of R$1.6662 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On June 1st, 2011, the rate of exchange was R$1.5878 per US$1.00. See “Exchange Rate Information.”

Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2010.

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

The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers and industry consolidation; failure to keep pace with developments in technology; our inability to charge customers for equipments costs related to multiples outlets; increases in churn rates; increases in programming costs; substantial additional expenses on our network; piracy of our pay-television services; inability to renew licenses; dependence on third parties including suppliers and vendors; interference with our ability to provide our services; increases in use of bandwidth-intensive Internet-based services; government regulations and changes therein; factors pertaining to the Internet access portion of our business; unfavorable outcome in legal proceedings arising out of the regular course of our business; substantial additional taxes on our network; interests of our current major shareholders that may differ from yours; dependence on key members of senior management and any difficulty in hiring new managers; difficulties in integrating companies we acquire; the impact of any weakening of global and Brazilian economic conditions; Brazilian political and economic conditions and interventions by the Brazilian government and changes in exchange rates, inflation, interest rates and performance of financial markets; developments in, and the perception of risk in, other countries and emerging market economies; restrictions on the movement of capital out of Brazil; limited liquidity of the trading market for ADSs in the U.S; fewer and less well defined shareholders’ rights related to our ADSs than comparable securities of an U.S. issuer; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; difficulty in exercising certain rights related to our ADSs including preemptive rights; no dividend entitlement; and holdings of preferred shares and ADSs subject to dilution.

NETC Annual Report 2010 – Form 20-F

Developments in any of these areas, which are more fully, described elsewhere in this Form 20‑F and which descriptions are incorporated into this section by reference, could cause our results to differ materially from results that have been or may be projected by us or on our behalf. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

We caution that the foregoing list of factors is not exclusive. We urge you not to unduly rely on forward-looking statements contained in this Form 20-F.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official selling rate of the Central Bank of Brazil, or the Central Bank.

	Low	High	Average(1)	Period-end
		(Reais per US$1.00)

Year

2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6554	1.8811	1.7589	1.6662
2011 (through June 1 st )	1.5654	1.6912	1.6367	1.5878

	Low	High
	(Reais per US$1.00)
Month
November 2010	1.6801	1.7336
December 2010	1.6662	1.7117
January 2011	1.6510	1.6912
February 2011	1.6612	1.6776
March 2011	1.6287	1.6757
April 2011	1.5654	1.6194
May 2011	1.5747	1.6339
June 2011 (through June 1 st )	1.5878	1.5878

Source: Central Bank

(1)   Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

NETC Annual Report 2010 – Form 20-F

Fluctuations in the exchange rate between the real and the U.S. dollar will affect the U.S. dollar equivalent of the real-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

Part I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.          KEY INFORMATION.

Selected Financial Data

The Company has adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time in its consolidated financial statements for the year ended December 31, 2009, which included the comparative consolidated financial statements for December 31, 2008 and, for the balance sheet, January 1, 2008, which was the transition date to IFRS.

Therefore, we present in this section financial and operating data derived from our audited consolidated financial statements as of and for the years ended December 2010, 2009 and 2008 and as of January 1, 2008 (date of transition to IFRS).

The selected audited consolidated financial data presented in accordance with IFRS set forth below should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

On October 11, 2006, we acquired a minority invest in Vivax Ltda., formerly Vivax S.A., or Vivax, and on June 11, 2007, we acquired the remaining outstanding shares of Vivax, which became a wholly owned subsidiary of our company. The financial results of Vivax have been consolidated with our audited consolidated financial statements beginning on June 1, 2007. On December 29, 2008, we acquired the control of 614 Telecomunicações Ltda., 614 TVP João Pessoa S.A. and 614 TVT Maceió S.A., jointly referred to as “BIGTV”, and BIGTV became a wholly owned subsidiary of our company. The financial results of BIGTV have been included in our audited consolidated financial statements beginning on December 29, 2008. On November 29, 2009, Vivax and BIGTV were merged into Net.

On June 30, 2009, we acquired the control of ESC 90 Telecomunicações Ltda., or ESC 90, and ESC 90 became a wholly owned subsidiary of our Company. The financial results of ESC 90 have been included in our audited consolidated financial statements beginning on June 30, 2009. On July 31, 2010, Esc 90 was merged into Net.

NETC Annual Report 2010 – Form 20-F

STATEMENT OF COMPREHENSIVE INCOME DATA

	Year Ended December 31,
	2010	2010	2009	2008
	(Convenience translation to US$ in thousands, except share amounts)	(R$ in thousands, except per share and share amounts)
Gross sales revenue (1)	US$ 4,262,146	R$ 7,101,588	R$ 6,070,401	R$ 4,852,755
Taxes on sales, discounts and cancellations (2)	(1,017,836)	(1,695,919)	(1,457,012)	(1,162,346)
Net sales	3,244,310	5,405,669	4,613,389	3,690,409
Operating cost and expenses:
Programming and other direct operating costs	(1,548,206)	(2,579,623)	(2,274,916)	(1,749,397)
Selling, general and administrative expenses	(752,033)	(1,253,037)	(1,035,867)	(945,202)
Depreciation and amortization	(540,888)	(901,225)	(618,748)	(493,368)
Other expenses	(8,237)	(13,725)	(60,389)	(16,905)
Total operating costs and expenses	(2,849,364)	(4,747,610)	(3,989,920)	(3,204,872)
Operating profit	394,946	658,059	623,469	485,537
Finance results:
Finance expense	(215,714)	(359,422)	(27,355)	(432,462)
Finance income	101,641	169,354	92,779	113,935
Profit before income taxes and social contribution	280,873	467,991	688,913	167,010
Income taxes and social contribution	(96,531)	(160,840)	47,035	(146,756)
Profit	US$ 184,342	R$ 307,151	´R$ 735,948	´R$ 20,254
Basic and diluted earnings per common share	US$ 0.50	R$ 0.84	´R$ 2.01	´R$ 0.06
Basic and diluted earnings per preferred share	US$ 0.55	R$ 0.92	R$ 2.22	´R$ 0.06
Weighted average number of common shares outstanding	114,459,685	114,459,685	114,301,508	112,947,396
Weighted average number of preferred shares outstanding	228,503,916	228,503,916	228,187,562	225,479,722

OTHER FINANCIAL DATA
Net cash provided by operating activities	US$ 741,931	R$ 1,236,205	R$ 1,002,655	R$ 1,291,643
Net cash used in investing activities	(748,413)	(1,247,005)	(1,184,624)	(1,372,531)
Net cash (used in) provided by financing activities	(109,978)	(183,245)	460,694	248,162

NETC Annual Report 2010 – Form 20-F

	As of December 31,
	2010	2010	2009	2008	January 1, 2008

	(Convenience translation to US$ in thousands, except operating data)	(R$ in thousands, except operating data)
BALANCE SHEET DATA
Assets:
Total current assets	US$ 899,555	R$ 1,498,838	R$ 1,587,515	R$ 1,022,679	R$ 808,876
Property, plant and equipment	1,993,968	3,322,350	2,767,037	2,237,681	1,649,533
Intangible assets	1,491,982	2,485,940	2,523,168	2,469,757	2,080,631
Prepaid rights for use	292,466	487,307	659,842	-	-
Deferred taxes	337,548	562,423	643,936	496,872	564,157
Other assets(3)	110,663	184,386	152,293	168,941	221,951

Total assets	US$ 5,126,182	R$ 8,541,244	R$ 8,333,791	R$ 6,395,930	R$ 5,326,148
Liabilities:

Total current liabilities	US$ 773,198	R$ 1,288,303	R$ 1,111,941	R$ 918,074	R$ 604,295
Non-current debt	1,244,380	2,073,386	2,113,329	1,701,485	1,094,412
Deferred revenues	367,417	612,190	782,279	93,912	41,520
Other liabilities(4)	451,746	752,699	818,727	910,892	834,608
Total liabilities	2,836,741	4,726,578	4,826,276	3,624,363	2,574,835

Stockholders’ Equity	US$ 2,289,441	R$ 3,814,666	R$ 3,507,515	R$ 2 ,771,567	R$ 2,751,313

Total Liabilities and Stockholders’ Equity	US$ 5,126,182	R$ 8,541,244	R$ 8,333,791	R$ 6,395,930	R$ 5,326,148

	As of December 31,
	2010	2010	2009	2008
	(Convenience translation to US$ in thousands, except operating data)	(R$ in thousands, except operating data)

OPERATING DATA
(at end of period)
Total homes passed by cable, excluding optical network(5)	11,543,224	11,543,224	10,776,603	10,192,715
Total connected pay-television subscribers(6)	4,212,288	4,212,288	3,689,736	3,182,196
Cable penetration (7)	36.5%	36.5%	34.2%	31.2%

(1)   Revenue includes fees from subscription services (pay-television and broadband Internet), connection fees, pay-per-view and fixed line telephony services.

(2)     Taxes and other deductions from revenues consist primarily of Imposto sobre Circulação de Mercadorias e Prestação de Serviços, or ICMS, a value-added tax; Imposto Sobre Serviço, or ISS, a municipal tax; Programa de Integração Social, or PIS, a federal tax; Contribuição para o Financiamento da Seguridade Social, or COFINS, a federal social security tax; Fundo de Universalização dos Serviços de Telecomunicações, or FUST; and Fundo para o Desenvolvimento Tecnológico das Telecomunicações,or FUNTTEL taxes. See “Item 5. Operating and Financial Review and Prospects—Financial Statement Presentation—Taxes and Other Deductions from Revenues.”

(3)     Includes judicial deposits, recoverable taxes and other non-current assets.

(4)     Includes deferred income taxes and social contribution, provisions and other non-current liabilities.

(5)     Includes 147,094 ESC90 homes passed by cable in 2009.

(6)     Includes 31,054 ESC90 total connected pay-television subscribers in 2009.

(7)     Cable penetration is calculated by dividing connected subscribers by homes passed as of the end of each year. In 2009, cable penetration without ESC90 homes passed by cable and total connected pay-television subscribers was 34.4%.

NETC Annual Report 2010 – Form 20-F

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

We and our subsidiaries provide cable television services pursuant to the terms and conditions of licenses granted and supervised by Agência Nacional de Telecomunicações, or Anatel, the Brazilian National Telecommunications Agency, the applicable regulatory authority. Anatel has the power to grant licenses to competitors in the same geographic areas in which we already operate. As a result, competing operators may build systems and provide services in areas in which we hold licenses. The existence of more than one cable system operating in the same territory is referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously.

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

NETC Annual Report 2010 – Form 20-F

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

On April 22, 2009, Anatel Resolution No. 528 was published, or Resolution No. 528, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. The Associação Brasileira de TV por Assinatura, or the ABTA (the Brazilian Pay TV Association), filed an administrative appeal to Resolution No. 528 with Anatel. As a result of this appeal, Anatel published a clarification to Resolution No. 528 explaining that pay-television operators can charge for the cost of the equipment, including rental, lease and sale of set-top boxes. However, several state consumer defense associations are challenging this rule in court claiming that pay-television operators cannot charge for multiple outlets, including any equipment cost. We cannot predict the outcome of such claims, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. On March, 19, 2010, Anatel issued an administrative resolution known as “Sumula 9” that authorizes rental charges for equipment used in multiple outlets. There can, however, be no assurance that we will be able to charge customers for lease and sale of set-top boxes costs relating to multiple outlets until such challenges are definitively resolved.  This could have a material adverse effect on our business, cash flows and results of operations.

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

NETC Annual Report 2010 – Form 20-F

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

Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television, broadband Internet and telephony subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs. Such costs include marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. We also incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability, especially for services, such as telephony, where we expect to recover our customer acquisition costs over a longer period. In addition, in 2008 we started to offer a new package targeting a lower income segment. In case of a downturn of the Brazilian economy, or as a result of differences inherent to this new customer segment, we may experience higher churn rates. See “Item 4. Information on the Company—Customer Care—Customer Service and Management of Churn.”

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing 23.3% and 22.5% of our net sales in 2010 and 2009, respectively. Under Brazilian law, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. Any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

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

The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, substantially all of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 29.0%of our total network as of December 31, 2010. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our cash flows.

NETC Annual Report 2010 – Form 20-F

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

Our cable licenses are subject to periodic renewal, which is conditioned upon, among other things, our having met certain requirements concerning our ownership, system build-out and technical, financial and legal ability to operate the system. Anatel may seek a judgment allowing it to revoke the license of a cable television licensee that, due to the lack of technical, financial or legal capacity, fails to render cable television services on a regular basis. Our cable licenses begin to expire in 2011 and we have begun the renewal process with Anatel. We cannot assure you that we will be able to maintain the technical and financial capacity necessary to render regular cable television services. Anatel could refuse to renew one or more of our licenses if we fail to provide such regular cable television services. If we were to lose one or more of our licenses, such loss could materially and adversely affect our business, financial condition and results of operations.

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

Unforeseen events, such as fissures in our cable network, power outages, natural disasters, fire in our control centers or other similar events, could temporarily impair the quality of our signal or prevent us from sending and receiving broadcast signals, as well as cause damage to our equipment. We cannot assure you that should such events occur we would be able to prevent interruptions in our services. Extended interruptions in service may have a negative effect on our revenues to the extent that such interruptions cause customers to cancel services, request for reimbursement or require significant capital resources to correct.

NETC Annual Report 2010 – Form 20-F

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

Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other things, licensing, local access, commercial advertising and foreign investment. For example, Brazilian cable regulations currently:

•                     require that 51.0% of the voting rights of the cable television companies be held by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years, or by companies controlled by Brazilian-born persons or persons that have held Brazilian citizenship for over 10 years;

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

The Brazilian Congress, from time to time, considers revisions to one or more aspects of the regulations applicable to us. Legislative Bill No. 29/2007, or Bill No. 29, proposes restrictions on pay-television operators such as requiring a minimum amount of Brazilian produced content to be distributed and the same must carry channels for all pay-television operators, regardless the technology (cable, MMDS or DTH). In addition, Bill No. 29 would allow telecommunication companies to provide cable services and eliminate foreign ownership limitations on cable companies that distribute content through mass electronic communication systems. “Mass electronic communications services/systems” is defined as the distribution of electronic content to the public by means of a subscription contract. It is unclear what changes, if any, will ultimately be enacted to the regulatory regime applicable to our company and our business under Bill No. 29. Bill No. 29 is currently a proposal in the Senate as Complementary Bill No. 116 . It is possible that it will be voted and approved in the second semester of 2011. However, the deadline is uncertain.

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

Globo Comunicação e Participações S.A., or Globo, and Telmex Internacional, S.A.B. de C.V., or Telmex Internacional, through its subsidiaries Embratel Participações S.A., or Embrapar, and Empresa Brasileira de Telecomunicações S.A., or Embratel, own, directly or indirectly, 99.4% of our common shares as of December 31, 2010. We are indirectly controlled by Globo (which we refer to as “Grupo Globo” in this Form 20-F), but Telmex Internacional has significant approval rights under the current shareholders’ agreement by and among Grupo Globo, Embratel, Embrapar, GB Empreendimentos e Participações S.A., or GB, a special purpose company, and Telmex Internacional. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements.” In addition, if Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian company, Telmex Internacional would have the right to indirectly acquire control over 51.0% of our voting common shares. See “Item 7. Major Shareholders and Related Party Transactions – Major Shareholders.”

Telmex Internacional could have significantly different interests in Net Serviços and our operations than Grupo Globo or Telmex Internacional and may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Also, Grupo Globo may not be willing or able to provide us with the financial and other support that it provided to us in the past. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex Internacional has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission, Internet services and satellite pay-television service.

NETC Annual Report 2010 – Form 20-F

Furthermore, our common shares are the only shares of capital stock that hold full voting rights. In accordance with Brazilian corporate law and our by-laws, holders of the preferred shares, and thus of the ADSs, are entitled to vote at meetings of our shareholders in only limited circumstances. This means, among other things, that you, as a holder of preferred shares or ADSs, are entitled to vote only on the following matters:

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

Accordingly, the interests of our major shareholders, Grupo Globo and Telmex Internacional, may conflict with the interests of holders of our preferred shares, and Grupo Globo and Telmex Internacional may cause us to act in a manner divergent with the interests of such holders.

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

We may seek opportunistically to acquire other cable television and broadband Internet service providers. Any acquisition involves numerous risks, including: (1) potential loss of key employees or clients of acquired companies; (2) difficulties integrating acquired personnel and distinct cultures into our business; (3) difficulties integrating acquired companies into our operating, financial planning and financial reporting systems; (4) diversion of management attention from existing operations; and (5) assumption of liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for their failure to comply with applicable telecommunications regulations and tax contingencies.

NETC Annual Report 2010 – Form 20-F

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

Most of our revenue comes from residential subscribers whose spending patterns may be affected by prevailing economic conditions. A weakening in general economic conditions could lead to reductions in consumer demand for our services and a continued increase in the number of homes that replace their traditional telephone service with wireless service, which would negatively impact our ability to attract customers, increase rates and maintain or increase subscription revenues. Our ability to achieve incremental growth in pay-television and broadband Internet subscribers is dependent to a large extent on growth in the disposable income of Brazilians. If growth in the disposable income of Brazilians starts to decline, it may negatively impact our ability to gain new pay-television and broadband Internet subscribers. In addition, current subscribers may reduce the advanced or premium services to which they subscribe, or may discontinue subscribing to our cable or broadband Internet services. We may also be unable to increase the fees we charge our subscribers. If economic conditions  deteriorate, the growth of our business and results of operations may be adversely affected.

Further, because of the turmoil in the global financial markets in 2008 and 2009, some financial and other institutions have experienced significant financial distress. Although we have attempted to be prudent in our management of our operations and financial condition, it is not possible to predict how the financial market turmoil and the deteriorating economic conditions may affect our financial position. Additional financial institution failures could restrict our access to the public equity and debt markets. In addition, due to recent consolidation among Brazilian financial institutions, we may not be able to diversify our cash under management and, consequently, if one of the financial institutions in which we deposit our cash becomes bankrupt, our liquidity may be materially adversely affected.

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

The real increased in value by 4.3% against the U.S. dollar in 2010, from an exchange rate of R$1.7412 per US$1.00 at December 31, 2009 to an exchange rate of R$1.6662 per US$1.00 at December 31, 2010. The average exchange rate in 2010 was R$1.7589 per US$1.00, an increase in value of the real against the U.S. dollar of 11.6% when compared to an average exchange rate of R$1.9905 per US$1.00 in 2009. The real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the long-term. Accordingly, potential depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs

NETC Annual Report 2010 – Form 20-F

Our revenues are in reais. A significant percentage of our capital expenditures, including network equipment costs, and a portion of our indebtedness are denominated in or indexed to U.S. dollars. Accordingly, depreciation of the real against the U.S. dollar would result in decreased cash flows and could result in a net loss as a result of higher financial expenses.

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

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Brazil’s rate of inflation, according to the IGP-M, was 3.8% in 2006, 7.8% in 2007, 9.8% in 2008 (1.7%) in 2009 and 11.3% in 2010. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth.

NETC Annual Report 2010 – Form 20-F

Developments and the perception of risk in other countries, including the United States, the European Union and emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries.  Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor’s reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

Risks Related to Our Securities

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

As of December 31, 2010, there were approximately 2.5 million of our ADSs outstanding, compared to 62.6 million ADSs as of December 31, 2009.  This decrease was due to a tender offer by Embratel to purchase all of our preferred shares, including those represented by ADSs, which was completed on October 7, 2010.  From January 1, 2011 to January 13, 2011, additional preferred shares were acquired by Embratel from minority shareholders pursuant to the shareholder put right under Brazilian regulations. The average daily trading volume for our ADSs on the Nasdaq Stock Market’s, or NASDAQ, Global Market during 2010 was approximately 863,529 ADSs per day, equivalent to approximately US$10.4 million per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States. In addition, the reduction in the number of ADSs outstanding resulting from the tender offer and subsequent shareholder put right has likely adversely affected the liquidity and market value of our ADSs.

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

Our by-laws, in accordance with Brazilian corporate law, require that, for any year in which we have “adjusted net profits” (as defined in Brazilian corporate law), we will be required to pay, subject to certain exceptions, a yearly minimum dividend equal to not less than 25.0% of adjusted net profits, referred to as the “mandatory distribution.” Brazilian corporate law, however, permits publicly held companies, such as the Company, to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. If the board of directors and audit committee so report, the board of directors must file a justification for such suspension with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission), or the CVM, within five days of the shareholders’ meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of the company permits such payments. Due to our accumulated net loss, historically, we have never declared or paid any cash dividends, nor made any cash distribution on our shares, including the preferred shares underlying our ADSs. In addition, due to the fact that we are seeking new growth opportunities, we do not expect to make any cash distribution in the near future.

NETC Annual Report 2010 – Form 20-F

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

ITEM 4.          INFORMATION ON THE COMPANY.

Business Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable operator in Brazil and in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2010, we had 4.2 million pay-television connected subscribers in 93 locations within Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 3.5 million subscribers as of December 31, 2010. We also provide fixed line telephony through our NET Fone via Embratel service, which had 3.2 million subscribers as of December 31, 2010. As of December 31, 2010, our advanced network of coaxial and fiber-optic cable covered over 66,000 kilometers and passed approximately 11.5 million homes. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2010, we had gross sales revenue of R$7,101.6 million.

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

In 2004, we began to offer digital cable services to our subscribers. As of December 31, 2010, we offered digital cable in 52 locations, including Rio de Janeiro and São Paulo. Through providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand, interactive services and high-definition content.

In 2005, we launched high-speed broadband Internet services to our subscribers, offering speeds of 2Mbps, 4Mbps and 8Mbps. In 2008, to respond to a demand for faster connections to the Internet, we increased speeds of NET Vírtua to 3Mbps, 6Mbps and 12Mbps. In 2008, we also began to offer NET Vírtua 5G in the cities of São Paulo and Rio de Janeiro, providing a speed of 60Mbps that combines high network capacity with Docsis 3.0 technology. In 2010, we responded to client needs by launching new speeds of 10Mb, 20Mb, 50Mb and 100Mb, making our Internet services more attractive and maintaining substantial growth of our client base.

NETC Annual Report 2010 – Form 20-F

Since 2006, we have provided a fixed line telephony service in partnership with Embratel, which marked our entry in the triple play market (joint offering of pay-television, broadband Internet and fixed line telephony). This product, which uses voice-over-Internet protocol technology, works like conventional fixed line telephony and allows the user to make local, long distance and international calls to any telephone or handset, such calls being charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Subscribers have the benefit of making calls between NET Fone subscribers at no cost within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services by offering to our subscribers an additional quality service option. In 2008, we launched a new package that includes our fixed line telephony services, broadband Internet at a speed of 100kbps and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and high-speed broadband Internet are less important. In 2009, we launched broadband Internet services at a speed of 200kbps under the “Internet Popular” brand name in the state of São Paulo, in connection with São Paulo state’s policy, which exempts Internet services from the ICMS tax if the package offers a minimum speed of 200kbps at a price no higher than R$29.90, to increase Internet broadband availability to the lower income segment. In 2010, we upgraded from 200kbps to 512kbps.

            In 2007, we introduced select high-definition, also referred to as HD, channels in Brazil.  In 2010, we focused on expanding the number of subscribers with HD access and in expanding our HD channels.  As part of this strategy, since 2010 we have been offering higher broadband Internet speeds for customers who subscribe to HD services. According to www.teleco.com.br, we were Brazil’s leading pay-television operator in the HD market as of December 2010. After accelerated growth in 2010 related to the World Cup broadcast, high-definition pay-television remained in high demand in 2011.  In addition we launched the NOW service, an on-demand content delivery platform available only to HD subscribers for high-definition on-demand movie rentals and regular programming.

In 2007, 2008 and 2009, we completed the acquisition of Vivax, BIGTV and ESC 90, respectively, whereby each became a wholly-owned subsidiary of Net Serviços. On November 29, 2009, the entities controlled by Vivax and BIGTV were merged into Net Serviços, and on July 31, 2010, ESC 90 was merged into Net Serviços. We have completed the integration of Vivax, BIGTV and ESC 90 into Net Serviços by introducing our brand name in cities served by Vivax, BIGTV and ESC 90 and launching our entire line of products in these areas, in addition to having completed integration of the administrative and billing systems.

On December 29, 2009, we entered into two Indefeasible Right of Use, or IRU, agreements with Embratel, each with a term of five years beginning on December 1, 2009, to (i) use Embratel’s network for the provision of our broadband Internet service in exchange for a one-time payment in the amount of R$849.6 million; and (ii) allow Embratel to use our transmission capacity in local accesses in our hybrid fiber-coaxial network to provide fixed telephony services in exchange for a one-time payment in the amount of R$873.5 million. For financial accounting purposes, we have elected to defer both our rental expenses to Embratel and our rental revenue from Embratel under the IRU agreements. Such amounts are recognized monthly over the term of the IRU agreements.

In 2010, Embratel conducted a public tender offer to purchase for all of our preferred shares, including preferred shares represented by ADSs, other than preferred shares held by its parent company, Embrapar.  In accordance with applicable Brazilian regulations, Embratel purchased the preferred shares in the tender offer through an auction on the BM&FBOVESPA held on October 7, 2010.  Embratel announced that it has acquired 143,853,463 preferred shares at a price of R$23.00 per share in the tender offer.  Pursuant to CVM Instruction 361, given the acquisition of more than two-thirds of the preferred shares by Embratel in the tender offer, holders of preferred shares had the right to require Embratel to purchase their preferred shares for cash at the tender offer price, adjusted for the monthly Taxa Referencial(also referred to as the stockholder put right).  Therefore, the offer was extended until January 13, 2011 and an additional 49,847,863 shares were acquired by Embratel.

NETC Annual Report 2010 – Form 20-F

As of June 1, 2011, Embratel held 210,838,097 preferred shares, corresponding to 92.3% of our total preferred shares, while Embrapar, together with Embratel, held 223,080,448 preferred shares, representing 97.6%of our total preferred shares.

Grupo Globo, through GB, remains our controlling shareholder. Telmex Internacional, through Embratel and Embrapar, holds an increasingly significant equity stake in us and has significant approval rights under a shareholders’ agreement with Grupo Globo.  As of June 1, 2011, Grupo Globo directly and indirectly controlled 61.0% and 0% of our common and preferred shares, respectively, and Telmex Internacional directly and indirectly controlled 36.0% and 97.6% of our common and preferred shares, respectively.

Strategy

Our goal is to become the leading multi-service provider of entertainment and communications services in the Brazilian residential market. Our strategy for achieving this goal is to provide a triple-play service offerings (the joint offering of pay-television, broadband Internet and fixed line telephony). In order to execute this strategy, we focus on (i) retaining our position as the Brazilian pay-television leader in Brazil; (ii) continuing to expand our broadband Internet business, offering our subscribers increasingly rapid connections; (iii) further developing our fixed line telephony business under NET Fone via Embratel ; and (iv) improving customer service. We are taking the following business and financial initiatives in order to support this strategy.

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

•                     Pursue further growth of fixed line telephony services. Since March 2009, number portability for all telephony subscribers is available in Brazil. We are taking advantage of number portability as we have a lower subscriber base compared to our competitors. We have been doing marketing campaigns targeting subscribers to transfer their main fixed line telephone number to our service and we have been increasing the number of our fixed line telephony subscribers.

NETC Annual Report 2010 – Form 20-F

•                     Continue to rollout digital cable and remain technologically competitive. We offer digital cable in 52 locations, including Rio de Janeiro and São Paulo. By providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. Since 2007, we have offered a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities. Our subscriber base of HD services has been increasing and we have launched a content-delivery service for HD subscribers.

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

•                     Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures on triple play services to improve returns on our investments. Pursuant to this plan, we target our capital spending on subscriber acquisition, principally in urban areas, where we anticipate greater demand for broadband Internet, fixed line telephony, basic and digital cable and advanced services , such as HD.

•                     Hedge our short-term cash disbursement. We import certain equipment, including set-top boxes and cable modems and we pay for this equipment in U.S. dollars. In addition, a portion of our debt is denominated in U.S. dollars. In order to protect our cash disbursement we hedge our expected cash payments up to the next 36 months. We carry no positions in speculative derivatives. Our derivative positions are exclusively to protect our cash disbursement exposure to the U.S. dollar,

NETC Annual Report 2010 – Form 20-F

•                     Continue our focus on corporate governance. Since June 2002, our shares have been listed on the BM&FBovespa’s Special Corporate Governance Level 2, or Level 2, which provides enhanced shareholder protections. We believe that trading our shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, we have established certain voting rights with regard to our preferred shares, and we offer 100.0% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the BM&FBovespa.” Our ADSs are also listed on NASDAQ and as of the date of this annual report we are in compliance with their listing requirements. As of December 31, 2010, we were in compliance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.”

History and Development of the Company

Under our previous name, Multicanal Participações S.A., or Multicanal, we first listed our ADSs on the NASDAQ Global Market in October 1996. In late 1997, the major shareholders sold their interests in us to Grupo Globo. In September 1998, Multicanal acquired certain cable assets and related liabilities of Grupo Globo and changed its name to Globo Cabo S.A. The assets we acquired from Grupo Globo included a 50.0% interest in Unicabo Participações e Comunicações S.A, or Unicabo, and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., or Net São Paulo, Net Rio Ltda., or Net Rio, and Net Brasília Ltda., or Net Brasília. In May 2000, we acquired the remaining 50.0% of Unicabo. In September 2000, we completed the acquisition of Net Sul Holding S.A., the then 99.99% owner of Net Sul Comunicações Ltda., or Net Sul then the second largest cable television operator in Brazil. The Net Sul acquisition significantly increased our subscriber base and provided us access to markets in southern Brazil, a region in which we historically had no presence. In May 2002, we changed our name from Globo Cabo S.A. to Net Serviços de Comunicação S.A.

Beginning in 2001, our financial condition and results of operations were significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of the Brazilian real against the U.S. dollar. Because all of our revenue was, and continues to be, denominated in reais, the depreciation of the real in 2001 and 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant U.S. dollar-denominated debt service obligations. In response to these developments, in 2005, we completed a restructuring of our outstanding indebtedness. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain organic growth from our own cash generation, making us less dependent of capital markets conditions. In the wake of our debt restructuring, we developed a new strategy of pursuing higher subscriber growth and therefore we increased our capital expenditures. In 2006, we issued new debt instruments with longer maturities and lower costs than our existing debt. As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, in 2006 we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services to continue our current growth on a sustainable basis. In 2007, we concluded the expansion of our bi-directional network targeting high and middle class households, we expanded our digital-based services to several additional geographic regions and we concluded the acquisition of Vivax. In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name, which is targeted at a lower income segment of potential customers for whom pay-television and high speed broadband Internet are less important. We also began to offer “Net Vírtua 5G,” which provides a speed of 60Mbps in the cities of São Paulo and Rio de Janeiro, combining our high network capacity with Docsis 3.0 technology, and we concluded the acquisition of BIGTV. In 2009, we launched a broadband Internet package for the lower income segment in São Paulo and we concluded the acquisition of ESC 90. In 2010, NET launched new speeds for our broadband Internet service of 10Mb, 20Mb, 50Mb and 100Mb.

NETC Annual Report 2010 – Form 20-F

In 2010, Embratel conducted a public tender offer to purchase for all of our preferred shares, including preferred shares represented by ADSs, other than preferred shares held by its parent company, Embrapar, and, in early 2011, completed the purchase of 193,701,299 of our preferred shares.

Our Services

We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet services and telephony services. As an important part of our overall strategy, in 2006 we launched our triple play, offering a bundle of cable television, broadband Internet and fixed line telephony services.

We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of December 31, 2010, we had 4.2 million pay-television subscribers, 3.5 million broadband Internet subscribers and 3.2 million fixed line telephony subscribers, as compared to 3.7 million pay-television subscribers, 2.9 million broadband Internet subscribers and 2.3 million fixed line telephony subscribers as of December 31, 2009.

The table below shows the amount and percentage of our gross sales revenue that each of our pay-television and broadband Internet subscriptions, sign-on and hook-up fees and other services, which includes fixed line telephony services and pay-per-view, accounted for the years ended December 31, 2010, 2009 and 2008:

			Year Ended December 31,
	2010		2009		2008
	(R$ in thousands)%		(R$ in thousands)%		(R$ in thousands)%
Gross sales revenue:
Pay-television and broadband
Internet subscriptions	R$6,147,394	86.6%	R$5,301,316	87.3%	R$4,298,280	88.6%
Sign-on and hook-up fees	22,057	0.3%	117,055	1.9%	77,459	1.6%
Other services	932,137	13.1%	652,030	10.8%	477,016	9.8%
Total gross sales	R$7,101,588	100%	R$6,070,401	100%	R$4,852,755	100%

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

NETC Annual Report 2010 – Form 20-F

According to Pay-TV Survey No. 169, published in March 2011, we provided service to approximately 43.5% of Brazil’s pay-television subscribers as of December 31, 2010.

Our Programming Packages

We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$39.90 to R$259.90 per month. We divide our packages into three major categories: top, which includes the Total and Família packages; intermediate, which includes the Atualidade, Estilo and Diversão packages; and basic, which is represented by the Compacto package.

We offer digital cable services to our subscribers in 52 locations under the “NET Digital” brand name. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at multiple times in short intervals. In December 2007, we introduced high-definition cable television services under the “NET Digital HD MAX” brand name.

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

NETC Annual Report 2010 – Form 20-F

Broadband Internet

In April 2000, we launched NET Vírtua. NET Vírtua is, by number of subscribers, the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2010, our broadband Internet service was available in the 90 locations in Brazil, including São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Curitiba, Porto Alegre, Florianópolis, Campo Grande and Goiânia, serving 3.5 million residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband Internet separately from other services. Since 2005, we have provided high-speed broadband Internet services, and in 2008, we increased the transmission speeds to 3Mbps, 6Mbps and 12Mbps. In 2009, we launched the “Internet Popular” broadband Internet package, offering transmission speed of 200Kbps. In 2010, we increased our transmission speeds to 10Mb, 20Mb, 50Mb and 100Mb.

According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2010, we were the second largest broadband Internet provider in terms of number of subscribers in Brazil, servicing 26.0% of Brazil’s broadband subscribers.

Our Service Packages

As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Towards that end, we currently offer through NET Vírtua Internet connection speeds ranging from 512 Kbps to 100 Mbps with monthly subscription fees that range in price from R$29.80 to R$399.90 per month, as of December 31, 2010.

Fixed Line Telephony

In March 2006, we launched, in partnership with Embratel, our fixed line telephony services, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed at the residential market and complements our existing pay-television and broadband Internet services by offering our subscribers an additional fixed line telephony services option. As of December 31, 2010, the service was available in 90 locations including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, and we had 3.2 million residential subscribers.

Our Service Packages

We currently offer through NET Fone Via Embratel a fixed line telephony service with a minimum monthly subscription fee from R$14.90 to R$79.90, as of December 31, 2010.

Triple Play

In March 2006, we started to offer our triple play packages, a combination of pay-television, broadband Internet and fixed line telephony services, which have been our primary service offerings directed at the residential market. As of December 31, 2010, triple play packages were available in 90 locations, including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

NETC Annual Report 2010 – Form 20-F

Our Service Packages

We currently offer various combinations of pay-television, broadband Internet and fixed line telephony services through our triple play packages, with monthly subscription fees that range in price from R$39.90 to R$599.80 per month, as of December 31, 2010.

Operations

Subscriber and Operational Data

In building our network, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

	As of December 31,
	2010	2009
	(in thousands)
Total connected pay-television subscribers	4,212	3,690
Total connected broadband Internet subscribers	3,524	2,882
Total connected fixed line telephony subscribers	3,153	2,557
Total kilometers of cable network	66	61
Total homes passed	11,543	10,777

Network Technology

General

Cable television utilizes a broadband network employing radio frequency transmission over fiber-optic and coaxial cable lines to transmit multiple channels carrying images, sound, voice and data between a central facility and the subscriber’s television set. A cable system consists of three major parts:

•                     A headend, which is the point from which a programming or other signal originates along a network. A headend typically includes a satellite dish, satellite receivers, modulators, amplifiers and video cassette playback machines. Our headends typically receive programming content via satellite and then amplify process and feed this signal into a distribution path that reaches the subscriber.

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

NETC Annual Report 2010 – Form 20-F

Cable Network

Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-top box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz, and 750 MHz or above. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including pay-per-view services, digital cable, fixed line telephony service and Internet access. As of December 31, 2010, our cable network totaled 66,000 kilometers.

As of December 31, 2010, we had coded, or “scrambled,” the signal of 82% of the homes we passed, with the objective of reducing piracy.

As of December 31, 2010, we had activated two-way, or bi-directional technology for most of our 11.5 million homes passed. This technology permits us to offer broadband Internet and fixed line telephony services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

The architecture allows for future migration to 250 to 500 homes per fiber node design and is designed to create a platform to support services such as pay-per-view television, near video-on-demand and video-on-demand. The platform may be used to support additional services as they become commercially viable and is already being used to provide broadband Internet service through NET Vírtua and fixed line telephony service through NET Fone Via Embratel. In 2010, we invested in certain network improvements, mainly splitting the fiber nodes, so that each node covers less homes, which allows us to provide our customers higher broadband Internet speeds.

A substantial portion of our network consists of aerial cables (as opposed to underground cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee.

In Belo Horizonte, our cable network incorporates fiber-optic trunk line distribution capacity leased from Telemar Norte Leste S.A., or Telemar, one of the three Brazilian fixed line telephone companies. We are required to pay Telemar a monthly fee in Belo Horizonte under this lease.

We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2010, of 7,336 employees, as well as by employing independent contractors.

MMDS

In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with 40,464 subscribers as of December 31, 2010. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

NETC Annual Report 2010 – Form 20-F

Customer Care

Customer Service and Management of Churn

We believe that, by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Historically, our annual churn rate for pay-television has been in the range of approximately 13.0% to 16.0% since 2006. Churn rate increased since 2007 primarily due to our acquisition of Vivax which historically had a higher churn rate than us, but decreased in 2010.In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box. Our annual bad debt expense, as a percentage of gross sales revenue, has been stable since 2004, as set forth in the table below:

Year	Bad Debt as a Percentage of Gross Sales Revenues
2010 2009	0.8% 0.9%
2008	1.1%
2007	1.3%
2006	1.2%

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

NETC Annual Report 2010 – Form 20-F

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

The Social Responsibility Project

In 2010, we continued with our commitment to social responsibility, improving  the NET Education Internet portal, our first major social responsibility project. This free program, initially designed to improve teachers’ training, was launched in 2004 and provides free access to online content and training, thereby expanding and enhancing the use of technology and the exchange of knowledge through educational and cultural projects focused on stimulating individuals and communities.

Another important project is NET Community, which encourages the community to play an active role in social transformation and fosters conditions for their development as individuals, professionals and citizens. The program is founded on three pillars: Community Reporter, an annual communications and technology course with a focus on community communications; NET Action, through which Net Serviços volunteers take part in community initiatives; and Culture and Leisure Sessions, which includes movie screenings, interactive games, cultural exhibits and presentations and one-off, or modular, short-term workshops offering training in communications, art and technology in the communities of Cambuci, in São Paulo, and Vila União, in Campinas.

Competition

According to Pay-TV Survey No. 169, published in March 2010, we provided services to 43.5% of Brazil’s pay-television subscribers as of December 31, 2010. In addition to other pay-television providers, such as DTH, we compete with free broadcast television and other sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition have emerged as a result of changing technology and approval by regulatory authorities, which allowed regional telecommunication companies to merge and telecommunications companies to enter the cable television market. In 2007, Anatel approved the acquisition of cable companies by two major telecommunications companies, which has increased competition, particularly in the triple play market. In 2008, a telecommunication company started to offer triple play services through fiber network for a limited number of households in certain districts in the city of São Paulo. In addition, the availability of bundled services offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase churn. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

NETC Annual Report 2010 – Form 20-F

The following describes our key sources of competition:

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 56 million television households as of December 31, 2009, according to www.teleco.com.br, a website that furnishes telecommunications data. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

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

Cable Overbuilds

According to Pay-TV Survey No. 169, as of December 31, 2010, the Brazilian cable industry consisted of 48 operators in approximately 206 municipalities, serving an estimated 4.9 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are non-exclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in the cities of São Paulo, Curitiba, Florianópolis, Pelotas, Rio Grande, Vitória and Belo Horizonte.

MMDS

Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 169, as of December 31, 2010, it was estimated that MMDS accounted for approximately 3.0% of pay-television services in Brazil. We estimate that we accounted for approximately 13.0%  as of December 31, 2010 of all MMDS subscribers in Brazil.

NETC Annual Report 2010 – Form 20-F

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

•                     compliance with applicable laws and regulations; and

•                     the payment of a fee.

•                     In 2010, we began the renewal process with Anatel

Description of Property

We own most of the fixed assets essential to our operations. As of December 31, 2010, our major fixed assets were:

•                     coaxial cable and fiber optic cable;

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

On April 22, 2009, Resolution No. 528 was published, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. The ABTA filed an administrative appeal to Resolution No. 528 with Anatel. As a result of this appeal, Anatel published a clarification to Resolution No. 528 explaining that pay-television operators can charge for the cost of the equipment, including rental, lease and sale of set-top boxes. However, several state consumer defense associations are challenging this rule in court claiming that pay-television operators cannot charge for multiple outlets, including any equipment cost. We cannot predict the outcome of such claims, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. On March, 19, 2010, Anatel issued an administrative resolution known as “Súmula 9” that authorizes rental charges for equipment used in multiple outlets. There can, however, be no assurance that we will be able to charge customers for equipment costs relating to multiple outlets until such challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

The Brazilian Congress is currently discussing a series of bills, which, if enacted, may significantly modify the current regulatory framework. Some of these legislative discussions are at a preliminary stage, and it is unclear what modifications, if any, may ultimately be enacted.

NETC Annual Report 2010 – Form 20-F

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

Bill No. 29 is currently a proposal in the Senate as Complementary Bill No. 116. It is possible that it will be voted and approved in the second semester of 2011. However, the deadline is uncertain.

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

Since their establishment in Brazil, MMDS services have been operated on two frequency ranges: 2,500-2,690 MHz and 2,170-2,182 MHz. Anatel Resolution No. 429, issued and effective on February 13, 2006, provided that the latter frequency range (2,170-2,182 MHz, or the SCM Range) will no longer be available for MMDS services. Instead, the SCM Range will be used primarily for multimedia communications services, or SCM. Authorizations for the operation of MMDS services on the SCM Range that were granted by Anatel prior to February 13, 2006 will remain valid until their respective expiration dates. Our current MMDS authorizations expire on February 16, 2024.

More recently, Anatel published the Public Consultation No. 31 defining that 140MHz out of the 2,5000-2,690 MHz band will be assigned to mobile services (SMP) instead of MMDS services by the end of 2015. This ruling has been questioned by several associations and Congress, and Anatel has not published a final decision. It is possible that all MMDS operators will be assigned 50 MHz by 2015. As our operations are primarily offered by cable, we do not expect Anatel Public Consultation No. 31 to have a material impact on our operations.

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

NETC Annual Report 2010 – Form 20-F

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

With respect to cable television services, although the PGO permitted the switched fixed telephone operators to provide other telecommunications services, they were and remain subject to certain limitations. For instance, the license agreement among Federal Government and the local fixed line telephone carriers prohibits such carriers from providing cable television services or owning interests in cable television carriers in the same switched fixed telephone services license areas. According to Law No. 8,977, the carriers may only provide such cable television services where there is a clear of lack of interest by other private companies to provide such services. In December 2008, Anatel approved a new PGO, allowing the merger of two local fixed line telephone carriers.

High-Speed Cable Broadband Internet Services

Law No. 8,977, Decree No. 2,206 and Anatel Resolution No. 190, issued in November 1999, authorize cable television operators such as Net Serviços to:

NETC Annual Report 2010 – Form 20-F

•                     furnish video and audio signals on their cable networks; and

•                     utilize their networks to provide value-added services, including high-speed access to Internet service providers that enable the transmission of meteorological, banking, financial, cultural, price and other data.

Multimedia Communications Services

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

Total reserves for losses with respect to the tax and social security, civil and labor proceedings to which we are a party decreased from R$605.4 million as of December 31, 2009 to R$554.8 million as of December 31, 2010. The table below sets forth the reserves established for administrative and judicial tax and social security proceedings, civil litigation and labor proceedings as of December 31, 2010:

(R$ in thousands)
Tax and social security related matters	$ 476,007
Labor related matters	33,186
Civil related matters	45,571
Total	$ 554,764

Of the R$554.8 million of liabilities listed above, R$161.3 million is currently being disputed in court proceedings and R$393.5 million relates to administrative proceedings which have been brought against us and tax provisions. As of December 31, 2010, we have made judicial deposits in an aggregate amount of R$83.7 million related to such proceedings and disputes.

Administrative tax proceedings and tax provisions

IOF

We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Secretariat of the Federal Internal Revenue may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have recorded liabilities in the amount of R$80.9 million with respect to the IOF, as of December 31, 2010. If we are assessed IOF on the transfers by the Secretariat of Federal Internal Revenue, the assessment could materially and adversely affect our cash flows.

NETC Annual Report 2010 – Form 20-F

IRPJ and CSLL

In December 2003, the Federal Public Administration issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, which was merged into Net São Paulo in 2004, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltda. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. In May 2007, the lower court decided to uphold the tax assessment notices and Net São Paulo appealed this decision. In March 2010, the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais) dismissed the appeal filed by us. In March 2011, we presented another appeal to Board of Tax Appeals (Câmara Superior de Recursos Fiscais) and the decision is pending. We have recorded liabilities of R$14.3 million with respect to this matter as of December 31, 2010.

In December 2009, Net São Paulo received a tax-deficiency notice from the Federal Revenue Service in the total amount of R$547.3 million alleging that we had improperly recognized tax credits related to goodwill between 2004 and 2008. By decision of the lower court in October 2010, the amounts were reduced to R$274.1 million (income taxes) and R$97.8 million (social contribution) but the alleged improper recognition of tax credits with respect to goodwill were upheld. Based on analysis performed by legal counsel, the chances of losing this lawsuit were changed in 2010 from remote to possible. In October, 2010, Net São Paulo appealed this decision and the appeal is pending at the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais).

ICMS

Net Rio recorded liabilities in the amount of R$8.5 million as of December 31, 2010 with respect to the tax assessment notices challenging ICMS tax rate of 5%, which is the tax rate charged on cable television services. The tax assessment notices assume an ICMS tax rate of 25% should have been applied Five of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, Net Rio has provided a guarantee of R$21.4 million in order to continue the appeal process.

On October 20, 2008, and February 25, 2010, Net Brasília Ltda., or Net Brasília, received tax assessment notices from the State Internal Revenue of the Distrito Federal in the amounts of R$155.4 million and $50.9 million, respectively, relating to the ICMS tax. The State Tax Authority claims that during the period from January 2003 to June 2008 and July 2008 to June 2009 Net Brasília should have paid the ICMS on pay-television subscription revenues at a rate of 25% instead of the rate of 10% actually applied by Net Brasília. In the State Tax Authority’s view, the rate reduction benefit allowed by ICMS Agreement No. 57/99 expired on December 31, 2001. Net Brasília filed its defense in the lower administrative court and a decision on its defense is pending. We believe the probability of loss is remote. Therefore, we have not made any provisions in connection with this tax assessment.

NETC Annual Report 2010 – Form 20-F

IRRF

On July 6, 2007, the Brazilian Federal Income Office issued an IRRF notice of infraction against our subsidiary Net Rio in the amount of R$19.6 million. The notice alleges a difference between the real value and the stated value of Net Rio’s income from August 2003 to March 2007. In August 2007, Net Rio submitted an appeal to this tax assessment with the Administrative Sector of the Brazilian Federal Income Office and its appeal is pending. We have not made any provisions in connection with this tax assessment. We believe the probability of loss is remote.

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

Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes are not subject to IRRF and IOF, as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights have the notes repurchased prior to the end of this 96-month-period, the Company recorded a provision of R$148,419 at December 31, 2010 (R$143,281 at December 31, 2009) related to these taxes.

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

NETC Annual Report 2010 – Form 20-F

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

On March 3, 2010, the Municipality of Rio de Janeiro imposed tax assessments of R$4.5 million against Net Rio, charging the shadow tax from 2001 through 2009. Net Rio filed its defense in the lower administrative court and a decision is pending. This charge regards the two lawsuits filled by TELCOMP (Associação Brasileira das Prestadoras de Serviços de Telecomunicações Competitivas) of which Net Rio is a member. In both cases, TELCOMP obtained a favorable decision. Due to this fact we believe the probability of loss is remote. Therefore we have not made any provisions in connection with this tax assessment.

In São Paulo, there have been three different decrees imposing a shadow tax. We filed an injunction in the lower court opposing the first decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. We also filed an injunction in the lower court against this second decree, where we received a favorable decision. We are now awaiting the decision on the government’s appeal. The second decree, however, has been modified by a third decree. Thus, we filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. In November 2006, we appealed this decision and we are awaiting for a decision.

With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. We filed eight lawsuits against nine different municipalities: Jacareí, Bragança Paulista,  Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos and Sumaré. We obtained seven lower court favorable decisions. The municipalities have filed appeals at the higher court. With respect to Limeira, the lower court decision was unfavorable and we filed an appeal at the higher court. Finally, with respect to Sumaré, the lower court has not issued its decision.

We have not made any provisions for the payment of the shadow tax. The tax varies in each municipality and it is calculated per meter of installed cable. We have approximately 24,000 kilometers of installed cable in the municipalities where this tax exists. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If our appeals fail and we are required to pay this tax, our operating results and cash flows would be materially and adversely affected.

Income tax retained on earnings

We have brought actions against the Federal Internal Revenue to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of R$36.4 million on those transactions as of December 31, 2010. Of this amount, R$11.7 million has been deposited with the court by the financial institution, which liquidated the transactions and is responsible for withholding the income tax. We have not made provisions for the remaining R$24.8 million. In the event of an unfavorable decision, the remaining R$24.8 million will be collected and accounted for as a tax credit available to offset future income tax liabilities.

NETC Annual Report 2010 – Form 20-F

ICMS

Net Rio received a tax assessment notice from the State Internal Revenue of the State of Rio de Janeiro in the amount of R$51.6 million relating to the ICMS tax. The State Tax Authority alleged that, as a result of delays in the payment of its ICMS tax during the period from September 2001 to October 2002, Net Rio lost its rate reduction benefit. Net Rio presented to the State Internal Revenue of the State of Rio de Janeiro its administrative defense. In May 2005, Net Rio obtained an unfavorable decision at the lower court with respect to the administrative defense. In June 2005, Net Rio filed an appeal to this decision and in 2008 obtained an unfavorable decision. In January 2009, a tax enforcement action was filed with respect to the delayed payments and Net Rio presented its defense to the lower court, where a decision is pending. The amount under dispute was R$32.4 million as of December 31, 2010, which is guaranteed by a bank bond. Additionally, Net Rio filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio obtained an unfavorable decision from the lower and higher judicial court for the assessed period, with the exception of the period between October and December 2001, for which Net Rio has recorded liabilities in the amount of R$34.1 million, as of December 31, 2010.

IPI

The Federal Internal Revenue has imposed tax assessments of R$17.8 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Import Duty, or Imposto sobre Produtos Importados, or IPI, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessments and the lower court’s decision in connection with one of these lawsuits is pending. In May 2005, the court decision for the third lawsuit was favorable to Reyc, but the Federal Internal Revenue appealed the decision with a higher court. In June 2009, one lawsuit was decided favorably to Reyc. Reyc has recorded a liability in the amount of R$4.9 million as of December 31, 2010. In spite the lawsuits filed by Reyc, the Federal Internal Revenue started a judicial procedure for the enforcement of the tax liability in the amount of R$17.8 million as of December 31, 2010.

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

On November 18, 2010, The Federal Internal Revenue has imposed tax assessments of R$22.9 million on Reyc alleging that additional transactions subject to the IPI were not correctly classified. Reyc filed its defense in the lower administrative court and a decision is pending. We believe the probability of loss is possible. Therefore we have not made any provisions in connection with this tax assessment.

NETC Annual Report 2010 – Form 20-F

ISS

This judicial tax enforcement action was filed after administrative proceedings related to the defense of three tax deficiency notices issued against Net on June 28, 2004 ended unfavorably to us at the administrative level. On October 23, 2009, we filed our defense in the lower court. On September 20, 2010, we obtained a partially favorable decision at the lower court. Two tax deficiency notices were canceled (lower values) and the third deficiency notice (of higher value) obtained an unfavorable decision. We appealed and the decision is pending. The amount involved in this tax enforcement action, as of December 31, 2010, was R$118.9 million. We believe the probability of loss is remote. We have not made a provision in connection with this proceeding.

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

Civil Claims

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

We have obtained unfavorable final decisions for two of our subsidiaries, which have since been merged into us. In both cases, we settled with the General Attorney’s office and agreed to reimburse current and former subscribers in the amount which we increased their monthly subscription. One has fulfilled the agreement and the other is in process of fulfillment. In addition, we have obtained unfavorable decisions a third subsidiary that has since merged into us, but they are currently before the appeals court. Court decisions for the remaining lawsuits are pending. As of December 31, 2010, we recorded liabilities of R$5.9 million for the seven existing lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our cash flows could be materially and adversely affected.

NETC Annual Report 2010 – Form 20-F

Moreover, we are party in another three lawsuits filed against our subsidiaries by state public attorneys or by consumer protection organizations, which challenge the validity of certain clauses in our standard subscription contract (i.e. penalty clauses, slip collection clauses, etc.). The plaintiffs seek to prevent us from including clauses that would allow our subsidiaries to charge contractual penalties for example, but are not seeking monetary compensation. Because our standard subscription contracts no longer include these disputed clauses, we believe that the outcome of such proceedings will not affect our business or cash flows.

Lawsuits related to signal scrambling and Internet access

An action was brought in August 2001 by the consumer defense organization Associação Brasileira de Defesa do Consumidor, or ANADEC, against nine of our subsidiaries (some of which have since been merged into us), all of which are located in the State of São Paulo, whereby plaintiffs seek to prevent the subsidiaries from scrambling their cable signals. Plaintiffs claim that while such scrambling may help prevent piracy, it interferes with picture-in-picture television viewing and with the recording of programs when using a VCR, specifically when the viewer is watching one program while trying to record a second program. In February 2005, we obtained a favorable decision regarding this action.

The consumer defense organization Associação Brasileira de Defesa do Consumidor , or ABRASCON, and a credit consumer organization Associação dos Consumidores de Crédito, or ANDEC, respectively, filed a lawsuit against Net seeking to prevent it from requiring that subscribers connecting to the Internet through Net  Vírtua also maintain a contract with an Internet service provider. The plaintiff is seeking R$8.0 million in compensation and a court decision is still pending.

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

ECAD settlement

In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2010, all of these of lawsuits were pending and no final decision has been issued. We have recorded the liabilities in the aggregate amount of R$99.4 million and deposited into court the aggregate amount of R$25.6 million.

Multiple outlets

We are party to thirty two lawsuits filed by state public attorneys or by consumer protection organizations against the fees charged for more than one outlet per household on the grounds that such fee is abusive, unjustified and violates principles of the Brazilian Consumer Defense Code and Anatel Resolution No. 528. See “Risk Factors — Risks Related to Our Business — We may not be able to continue charging our customers for equipment costs related to more than one pay-television outlet per household.” Some of these lawsuits seek, in addition to a prohibition on charging fees, reimbursement for the amounts charged to subscribers for multiple outlets. We believe that our chances of loss are possible and we have not recorded a provision in connection with these proceedings. On March 19, 2010, Anatel issued an administrative resolution known as “Súmula 9” that authorizes rental charges for equipment used in multiple outlets but a definitive resolution has not been reached and the lawsuits remain outstanding.

NETC Annual Report 2010 – Form 20-F

Other civil public and collective actions

Our subsidiaries are defendants in another thirty-two civil public and collective actions, all with different claims, which can be summarized as follows: unlawfulness of channels grid modification; unlawfulness of subscribers data form modification; improper collection of taxes and monthly subscription; invalidity of cable television concessions; unlawfulness of bundled sale of products and services. Although most of them do not request damages, all of them request high punitive fines for the case of continuance of those alleged illegal practices, and unfavorable decisions to our subsidiaries may adversely affect their ordinary course of business.

Labor Claims

As of December 31, 2010, we and our subsidiaries were party to 1,773 labor proceedings filed by former employees of our company and our subsidiaries involving total claims of R$33.2 million (calculated based on the award granted by the most recent court decision on the claim and, where no decision has been issued, the amount requested by the plaintiff). These proceedings most frequently involve claims seeking additional compensation for employees performing high-risk activities and for overtime pay and commissions. In one lawsuit involving a claim for R$20.0 million, the Labor Public Prosecutor's Office alleged that our subsidiary Net Sul violated workplace condition regulations (Net Sul has since been merged into us). In December 2010, Net Sul and the Labor Public Prosecutor's Office reached a preliminary agreement pursuant to which Net Sul has undertaken to, among other things, improve and maintain work conditions in compliance with applicable worker health and safety requirements and to supply at no cost 28 municipal public schools in the region in which Net Sul operates with cable television, subject to a penalty of daily fines for non-compliance.  In December 2010, we signed a settlement agreement with substantially similar terms as the preliminary agreement.

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

We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2010:

NETC Annual Report 2010 – Form 20-F

	Jurisdiction of Incorporation or Organization	Direct	Total Interest (percent)
Subsidiary
Net Brasília Ltda	Brazil	100	100
Net Rio Ltda	Brazil	100	100
Net São Paulo Ltda	Brazil	100	100
Reyc Comércio e Participações Ltda	Brazil	100	100
Jacarei Cabo S.A*	Brazil	100	100
614 TVH Vale Ltda	Brazil	100	100
614 Serviços de Internet Maceió Ltda	Brazil	100	100
614 Serviços de Internet João Pessoa	Brazil	100	100
Ltda -Big TV
* Pending approval from Anatel

NETC Annual Report 2010 – Form 20-F

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

•	Financial Statement Presentation. This section provides a summary of how our operations are presented in the audited consolidated financial statements included elsewhere in this Form 20-F.

•	Results of Operations. This section provides an analysis of our results of operations for the year ended December 31, 2010 and the year ended December 31, 2009.

•

Liquidity and Capital Resources. This section provides an analysis of the our cash flows for the year ended December 31, 2010 and the year ended December 31, 2009, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2010. Included in the analysis of outstanding debt is a discussion of the amount of financial capacity available to fund our future commitments, as well as a discussion of other financing arrangements.

•	Brazilian Economic Environment. This section provides general overview of the Brazilian economic environment and effects of inflation and exchange rate fluctuations.

NETC Annual Report 2010 – Form 20-F

Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable television operator in Brazil and in Latin America, based upon the number of subscribers and homes passed. As of December 31, 2010, we provided one or more of our services in 93 locations in Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. As of December 31, 2010, our advanced network of coaxial and fiber-optic cable covered over 66,000 kilometers and passed approximately 11.5 million homes. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2010, we had gross sales revenue of R$7,101.6 million.

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

Pay-television is our largest service in terms of revenues generated and, as of December 31, 2010, we had 4.2 million pay-television subscribers, of which approximately 57% subscribed to our digital cable service. Although providing pay-television services is competitive, we expect to continue to increase pay-television revenues through the offering of advanced digital cable services, as well as through price increases and digital cable subscriber growth. Our digital cable subscribers provide a broad base of potential customers for additional services. Pay-television programming costs represent a major component of our expenses and are expected to continue to increase, reflecting programming rate increases on existing services and subscriber growth. We do not expect that our pay-television service margins as a percentage of pay-television revenues will decline over the next few years.

As of December 31, 2010, we had 3.5 million broadband Internet subscribers. We expect continued growth in residential broadband Internet subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to continue to slow over time as penetration increases in broadband Internet services. As of December 31, 2010, we had 3.2 million residential fixed line telephony subscribers. We expect increases in fixed line telephony subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to slow over time as fixed line telephony services already have high level of penetration and an increasing number of homes in Brazil is replacing their traditional telephone service with wireless phone service. The profitability of our telephony services business is sensitive to customer churn as acquisition costs for certain telephony customers, especially Net Fone.com customers, are recovered over a longer period than, for example, customers who subscribe to pay-television or multiple services.

We face intense competition from a variety of alternative information and entertainment delivery sources, principally from other pay-television providers, including DTH providers and certain telecommunications companies, each of which offers a broad range of services. These services are also offered in bundles of pay-television, broadband Internet and fixed line telephony services similar to ours and, in certain cases, these offerings also include wireless services. The availability of these bundled service offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase churn. By continuing to enhance our services with innovative offerings and continuing to focus on customer service, we believe we can distinguish our services from those of our competitors.

NETC Annual Report 2010 – Form 20-F

We believe we continue to have adequate liquidity to meet our liquidity needs for the 2011. As of December 31, 2010, we had R$821.6 million of cash and cash equivalents. Additionally, there are no significant maturities of our short-term or long-term debt prior to June 2012. On May 26, 2011, we redeemed our outstanding US$150.0 million aggregate principal amount of 9.25% perpetual bonds with available cash on hand.

In 2011, we intend to maintain our subscriber growth, in terms of net additions, at the 2010 level. Key factors that will influence our ability to achieve these objectives include:

•         Competition. Our pay-television, broadband Internet and fixed line telephony services face a growing number of competitors. We are pursuing a marketing strategy to attract and retain customers. We are working on developing new packages of bundled products to better match customers’ expectations and we are working to improve the customers’ satisfaction.

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

Acquisitions

Acquisition of BIGTV

On December 29, 2008, we completed the acquisition of BIGTV, whereby BIGTV became a wholly owned subsidiary of Net Serviços. BIGTV has operations in 12 locations in the states of São Paulo, Paraná, Alagoas and Paraíba. We paid a total amount of R$373 million for the acquisition of BIGTV. On November 29, 2009, BIGTV was merged into Net Serviços.

Acquisition of ESC 90

On June 30, 2009, we completed the acquisition of ESC 90 by 100% of the shares representing the capital of ESC 90. ESC 90 has operations in two cities, Vitória and Vila Velha, in the state of Espírito Santo. The purchase price was R$98 million and we paid for this acquisition in cash on the date of the closing of the transaction. On July 31, 2010, ESC 90 was merged into Net Serviços.

NETC Annual Report 2010 – Form 20-F

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2010 and 2009 in accordance with IFRS.

The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations and if it requires significant judgments and estimates on behalf of the management in its application. The development and selection of these critical accounting policies have been determined and reviewed by our management. The following accounting policies are the most critical to us. For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see the Note 3 to our audited consolidated financial statements included elsewhere in this Form 20‑F.

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

Valuation of assets acquired and liabilities assumed in business combinations

In recent years, we entered into certain business combinations. Under IFRS 3, we must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. We exercise significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party’s valuation consultants to assist in valuing the assets and liabilities. The valuation assumptions include estimates of discounted cash flow and discount rates. The usage of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

Test of impairment of non-financial assets

We evaluate annually the carrying value of goodwill and indefinite-lived intangible assets using a consistent discounted cash flow model. This process involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. We use the discounted cash flow model, a technique that is widely used in the valuation of assets. The discount rate assumption is based on the weighted average cost of capital, or WACC. WACC was calculated based on a U.S. historical risk-free rate of 4.7% and a market risk premium of 6.5%, which is calculated as the difference between the return of the stock market and the risk-free rate, adjusted for a Brazilian risk premium of 2.0% and an inflation difference between the United States and Brazil of 2.5%, each for the year ended December 31, 2010. The weighted average cost of debt provided by the third parties, net of taxes was 7.5%, for the year ended December 31, 2010. The cost of equity plus the weighted average cost of debt provided by the third parties resulted in a WACC of 14.4% for the year ended December 31, 2010. The assumptions about future cash flows and growth rates are based on our budget and business plans, as approved by the board of directors, as well as on comparable market analyses and include the acquisitions of Vivax, BIGTV and ESC 90.

NETC Annual Report 2010 – Form 20-F

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

Our revenue and cost projections vary with the growth of the numbers of subscribers. The compounded annual growth rate, or CAGR, of our net cash provided by operating activities after net cash provided by financing activities and net cash used in investing activities, or free cash flow, during the period from 2007 and 2010 was (174.6%), which reflects the acquisition of Vivax, BIGTV and ESC90. The acquisition of Vivax was a share to share transaction, the acquisition of BIGTV was financed by a loan from Banco Inbursa and we used our own cash generation to pay for the acquisition of ESC90 in 2009. We estimate that the minimum projected 10-year free cash flow CAGR to be 8.14% in order to avoid a goodwill impairment charge. We use conservative assumptions for our long-term business plan, reflecting lower growth of our subscriber base compared to actual sales and household growth in recent periods. We believe that our business plan and impairment analysis are appropriate, even if there is no improvement in the overall economy. We did not record an impairment charge for the year ended on December 31, 2010

Provisions

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

We record these liabilities when we determine, based on the opinion of our legal advisors, that losses are probable and can be reasonably estimated. Provisions are reviewed and adjusted to consider changes in circumstances, such as the applicable limitation period, findings of tax inspections or additional exposures identified based on new issues or court rulings. Actual results may differ from estimates.

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

NETC Annual Report 2010 – Form 20-F

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

•                     Other services revenues. Other services revenues consist of sales of our fixed line telephony services, pay-per-view service, data transmission service, programming guide, technical support services, disconnection/reconnection services, fiber optic rental services and other services. Other services revenues are recorded in the month services are provided.

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

On April 22, 2009, Resolution No. 528 was published, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. The ABTA filed an administrative appeal to Resolution No. 528 with Anatel. As a result of this appeal, Anatel published a clarification to Resolution No. 528 explaining that pay-television operators can charge for the cost of the equipment, including rental, lease and sale of set-top boxes. However, several state consumer defense associations are challenging this rule in court claiming that pay-television operators can not charge for multiple outlets, including any equipment cost. We cannot predict the outcome of such claims, and, as a result, we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations. On March, 19, 2010, Anatel issued an administrative resolution known as “Sumula 9” that authorizes rental charges for equipment used in multiple outlets. There can, however, be no assurance that we will be able to charge customers for equipment costs relating to multiple outlets until such challenges are definitively resolved or that such challenges will ultimately succeed. This could have a material adverse effect on our business, cash flows and results of operations.

NETC Annual Report 2010 – Form 20-F

Taxes and Other Deductions from Revenues

Taxes and other deductions from revenues are directly related to our volume of subscription sales. Except for the FUST and FUNTTEL, each of the taxes described below is passed on to our subscribers as part of their subscription fee. Note that our business is also subject to other taxes that are not deducted from revenues. Taxes and other deductions from revenues consist of:

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

•                     FUST and FUNTTEL taxes. FUST and FUNTTEL are taxes based on gross telecommunication service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTTEL are levied at the rates of 1.0% and 0.5%, respectively.

Operating Costs and Expenses

Our most significant operating costs and expenses are: programming costs and other direct operating costs, which are reported in costs of services rendered in our audited consolidated financial statements; selling, general and administrative expenses, which are reported in selling expenses and general and administrative expenses; and depreciation, which is reported in both costs of services rendered and general and administrative expenses. For more information on cost of services rendered and the classification of our expenses, see Notes 5 and 7 to our audited consolidated financial statements included elsewhere in this Form 20-F.

•                     Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2010, 23.3% of our net sales. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

NETC Annual Report 2010 – Form 20-F

The programming fees we pay are generally highest with respect to the programs obtained for our digital and high-definition programming packages.

•                     Other direct operating costs. Other direct operating costs include: expenses for utility pole rentals paid to utility companies, electricity, maintenance, bandwidth to access the Internet and other costs that increase as a function of the development of our network, payroll and related charges, and costs related to our customer service, billing and information systems. A substantial portion of our network consists of aerial cables (as opposed to underground cables) often strung on electrical utility poles. We gain access to the utility poles by pole attachment rental agreements with local electrical utilities, which are generally required to provide us this access for a negotiated fee. The rising popularity of bandwidth-intensive Internet-based services poses special risks for our broadband Internet service. Examples of such services include peer-to-peer file sharing services, gaming services and the delivery of video via streaming technology and download. See “Item 3. Key Information—Risk Factors—Significant unanticipated increases in the use of bandwidth-intensive Internet-based services could increase our costs.”

•                     Selling, general and administrative expenses. Selling, general and administrative expenses includes expenses related to payroll, benefits, sales commissions and consulting, financial advisory and computer software maintenance, as well as expenses related to advertising, provisions and allowance for doubtful accounts receivable.

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

NETC Annual Report 2010 – Form 20-F

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

Other Income and Expenses

Other income and expenses consist of:

•                     Financial  expense. Financial expense consists of monetary correction charges on real-denominated debt, exchange rate losses on U.S. dollar-denominated debt, interest payable on our outstanding debt and other financial expenses, which includes the IOF tax on financial operations and gain or losses from financial instruments.

•                     Financial income. Financial income consists of interest on cash equivalents, gain on extinguishment of liabilities, exchange rate gains on U.S. dollar-denominated debt, monies collected in the form of penalty and interest payments from late payments of monthly subscription fees.

•                     Income taxes and social contribution. Income taxes expenses consist of the IRPJ and the CSLL, which are calculated based on our earnings before taxes on us and are also imposed on each of our operating subsidiaries.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales

Sales and taxes and other deductions from sales by major category were as follows:

	Year ended December 31,
	2010	2009	% Change
	(R$ in millions)
Gross sales revenue:
Pay-television and broadband Internet subscriptions	6,147.4	5,301.3	16%
Sign-on and hook-up fees	22.1	117.1	(81)%
Other sales (including pay-per-view and telephony)	932.1	652.0	43%
Total gross sales revenue	7,101.6	6,070.4	17%
Taxes on sales , discounts and cancellations	(1,696.0)	(1,457.0)	16%
Net sales	5,405.7	4,613.4	17%

NETC Annual Report 2010 – Form 20-F

Selected subscriber-related key financial indicators were as follows:

	As of December 31,
	2010	2009	% Change
		(in thousands)
Total connected pay-television subscribers	4,212	3,690	14%
Total connected broadband Internet subscribers	3,524	2,882	22%
Total connected fixed line telephony subscribers	3,153	2,557	23%
Total kilometers of cable network	66	61	8%
Total homes passed	11,543	10,777	7%

Pay-television and broadband Internet subscription revenues increased as a result of increases in the pay-television and broadband Internet subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index, which were partially offset by lower average revenue per subscriber related to an increase in the sales of our lower priced products.

Sign-on and hook-up fees decreased primarily due to the fact that we stopped charging sign-on fees for intermediate and top packages and continue to charge sign-on fees only for basic packages.

Other sales increased primarily due to the increase in fixed-line telephony revenues, as a result of increases in the subscriber base for this service in 2010.

Taxes on sales, discounts and cancellations increased principally due to the increase in taxes resulting from higher revenues. Additionally, this increase reflects the higher taxes due to broadband Internet revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. See “—Overview—Financial Statement Presentation—Taxes and Others Deductions from Revenues” for a discussion of ICMS rates applicable to the individual services and products. As a percentage of total revenues, taxes on sales, discounts and cancellations remained fairly stable at 23.9% in 2010 when compared to 24.0% in 2009.

Operating costs and expenses

Operating costs and expenses by major category were as follows:

NETC Annual Report 2010 – Form 20-F

	Year ended December 31,
	2010	2009	% Change
	(R$ in millions)
Operating Costs and Expenses:
Programming costs	(1,262.1)	(1,037.4)	22%
Other direct operating costs	(1,317.5)	(1,237.5)	6%
Selling, general, administrative and other expenses	(1,266.8)	(1,096.3)	16%
Depreciation and amortization	(901.2)	(618.7)	46%

The increase in our pay-television programming costs was primarily due to the increase in our pay-television subscriber base and the increase in programming costs reflecting the price increase by the IGP-M inflation rate. As a percentage of net sales, programming costs increased to 23.3% in 2010 compared to 22.5% in 2009.

Other operating costs increased primarily due to: (i) expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth; (ii) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple play customer base which requires more complex customer care, to assure high customer service quality and to comply with the regulation for call centers; (iii) an increase in the number of employees for field services; and (iv) higher network expenses, such as electricity. As a percentage of net sales, other operating costs decreased to 24.4% in 2010 compared to 26.8% in 2009.

Selling, general and administrative expenses increased primarily due to higher employee and marketing costs and sales commissions, partially offset by lower IT expenses. Employee costs increased primarily due to a headcount increase, marketing costs increased primarily due to intensified marketing efforts and sales commissions increased due to higher number of new entrants to our subscriber base. As a percentage of net sales, selling, general and administrative expenses decreased to 23.4% in 2010 compared to 23.8% in 2009. Other expenses decreased mainly due to a reversal of provisions for tax contingencies.

Depreciation and amortization expenses increased primarily due to higher depreciation expenses related to increased acquisition of digital set-top boxes and new subscriber installation.

Finance results

	Year ended December 31,
	2010	2009	% Change
	(R$ in millions)
Finance results
Finance expense	(359.4)	(27.3)	1.216%
Finance income	169.4	92.8	83%
Total	(190.0)	65.5	(390%)

Finance results were an expense in 2010, compared to an income in 2009, primarily as a result of the appreciation of the real against the U.S. dollar in 2009. The primary impact was related to our dollar-denominated perpetual bonds, senior notes due 2020 issued in November 2009, and our loan with Banco Inbursa.

NETC Annual Report 2010 – Form 20-F

Income taxes and social contribution

	Year ended December 31,
	2010	2009	% Change
	(R$ in millions)
Income tax and social contribution	(160.8)	47.0	(442%)

 Income tax and social contribution was an expense in 2010 compared to an income in 2009 because of the recognition of deferred income tax on temporary differences for R$182.3 million higher than in 2009 and also because in 2010 we increased the expenses related to amortization of goodwill tax benefits in R$59.9 million.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales

Sales and taxes and other deductions from sales by major category were as follows:

	Year ended December 31,
	2009	2008	% Change
	(R$ in millions)
Sales:
Pay-TV and broadband Internet subscriptions	5,301.3	4,298.3	23%
Sign-on and hook-up fees	117.1	77.4	51%
Other sales (including pay-per-view and telephony)	652.0	477.0	37%
Total sales	6,070.4	4,852.7	25%
Taxes and other deductions from sales	(1,457.0)	(1,162.3)	25%
Net operating sales	4,613.4	3,690.4	25%

Selected subscriber-related statistics were as follows:

	As of December 31,
	2009	2008
	(in thousands)
Total connected pay-television subscribers	3,690	3,182
Total connected broadbandInternet subscribers	2,882	2,284
Total connected fixed line telephony subscribers	2,557	1,802
Total kilometers of cable network	61	59

Pay-television and broadband Internet subscription revenues increased as a result of increases in the pay-television and broadband Internet subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index, which were partially offset by lower average revenue per subscriber related to an increase in the sales of our lower priced products.

NETC Annual Report 2010 – Form 20-F

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

Average monthly subscription revenue (which includes pay-television, broadband Internet and fixed line telephony revenues) per connected household, or ARPU, increased. This increase was primarily a result of the increased sales of triple play and high definition packages.

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

Operating costs and expenses

Operating costs and expenses by major category were as follows:

	Year ended December 31,
	2009	2008	% Change
	(R$ in millions)
Costs and Expenses
Programming andother operating costs	2,274.9	1,749.4	30%
Selling, general, administrative and other expenses	1,096.3	962.1	14%
Depreciation and amortization	618.7	493.4	25%

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

NETC Annual Report 2010 – Form 20-F

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

Finance results

	Year ended December 31,
	2009	2008	% Change
Financial results	(R$ in millions)

Financial expense	27.3	432.5	(94%)
Financial (income)	(92.8)	(113.9)	(19%)
Total	(65.5)	318.6	(121%)

Finance results were an income in 2009, compared to an expense in 2008, primarily as a result of the appreciation of the real against the U.S. dollar in 2009. The primary impact was related to our dollar-denominated perpetual bonds, senior notes due 2020 issued in November 2009, or global notes 2020, and our loan with Banco Inbursa.

Income tax and social contribution

	Year ended December 31,
	2009	2008	% Change
	(R$ in millions)
Income tax and social contribution	(47.0)	146.8	(132%)

In 2009, income taxes expense (benefit) was an income of R$47.0 million principally as a result of the recognition of deferred income tax on temporary differences in the amount of R$203.8 million. Temporary differences refer to timing difference of expense and income recognition between fiscal and accounting records.

NETC Annual Report 2010 – Form 20-F

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

As of December 31, 2010 and 2009, our net debt, calculated as the sum of “debt” in current liabilities and “debt” in non-current liabilities minus “cash and cash equivalents”, amounted to R$1,356.7 million and R$1,183.2 million, respectively. In general, we hold our cash and cash equivalents in Brazilian reais. Additionally, as of December 31, 2010 and 2009, our current assets were R$210.5 million and R$475.6 million greater than our current liabilities, respectively. In 2010, our inventories in current assets decreased and debt in current liabilities increased when compared to 2009.

We are in the process of combining a number of our operating and non-operating subsidiaries to improve administrative and income tax and social contribution efficiencies, which we expect will improve our cash generation.

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

Cash Flows

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
	Year ended December 31,
	2010	2009
Operating activities	(R$ in millions)
Profit for the year	307.2	735.9
Monetary and exchange rate variations, net	(69.1)	(177.3)
Interest expense on borrowing	215.1	176.6
Losses on derivatives	65.9	97.3
Depreciation and amortization	901.2	618.7
Deferred income tax and social contribution	82.8	(158.6)
Loss (gain) on disposal of property, plant and equipment	(4.1)	7.1
Provisions	(44.4)	(101.3)
Decrease in operating assets and liabilities	(218.4)	(195.8)
Net cash provided by operating activities	1,236.2	1,002.6

Cash flows from operating activities. Net cash provided by operating activities increased from R$1,002.6 million in 2009 to R$1,236.2 million in 2010, an increase of 23.3%. This increase was primarily due to higher revenues and control over operating costs and expenses, which resulted in increased operating income before depreciation and amortization and a decrease in working capital.

NETC Annual Report 2010 – Form 20-F

	Year ended December 31,
	2010	2009
Investing activities	(R$ in millions)
Acquisition of business, net of cash received	-	(97.9)
Purchase of property, plant and equipment and intangible assets	(1,249.9)	(1,089.2)
Cash proceeds from sale of property, plant and equipment	2.9	2.5
Net cash used in investing activities	(1,247.0)	(1,184.6)

Cash flows used in investing activities. We used R$1,247.0 million in cash in investing activities in 2010, a increase of 5.3%, as compared to R$1,184.6 million used in investing activities in 2009. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases.

	Year ended December 31,
	2010	2009
Financing activities	(R$ in millions)
Proceeds from third party borrowing	103.6	677.0
Repayment of principal	(92.6)	(46.1)
Payment of interest	(194.3)	(170.2)

Net cash (used in) provided by financing activities	(183.2)	460.7

Cash flows (used in) provided by financing activities. We used R$183.2 million in cash in financing activities in 2010, compared to net cash provided by financial activities of R$460.7 million in 2009, primarily due to prepayment of our Bank Credit Notes in the aggregate principal amount of R$30.7 million and prepayment of indebtedness outstanding under FINAME in the aggregate principal amount of R$61.9 million, as well as increased payment of interest related to our debt.  This was partially offset by the issuance of FINAME in the aggregate principal amount of R$103.6 million.

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

Cash flows from operating activities. Net cash provided by operating activities decreased from R$1,291.6 million in 2008 to R$1,002.7 million in 2009, a decrease of 22.4%. This decrease was primarily related to higher working capital in 2009, in connection to higher purchase volume of equipment at the end of 2008, which payment occurred at the beginning of 2009.

NETC Annual Report 2010 – Form 20-F

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

Liquidity Requirements and Sources

Most of our capital expenditures are related to customer acquisition activity in connection with our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband Internet subscribers, we will need significant cash to fund capital expenditures. Also, we have made interest payments on our debt and scheduled principal payments, with significant maturities starting in June 2012. We have historically funded these liquidity requirements through operating cash flows, borrowings under our credit facilities, proceeds of debt and equity financings and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures, acquisitions and debt principal and interest payment requirements, we do not expect to need to raise funds to meet our anticipated cash requirements in 2011. The amount of our anticipated operating cash flows in 2011 and future periods could be adversely affected by a number of factors, many of which are not within our control. Any weakening of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, which include a significant percentage of our equipment expenses.

Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts to meet our cash requirements or at all.

NETC Annual Report 2010 – Form 20-F

We had cash and cash equivalents of R$821.6 million as of December 31, 2010, a 19% decrease compared to R$1,015.6 million as of December 31, 2009, mainly as a result of the payment of interest and the repayment of principal of our debt.

Contractual Obligations

The following table sets out our major contractual obligations as of December 31, 2010:

			Payments due by period

		Less than	1 – 3	3 – 5	More than	Total
		1 Year	Years	Years	5 Years
			(R$ in millions)

	Debt (1)	66.7	625.2	284.3	1,202.1	2,178.3
	Lease of utility poles (2)	93.7	203.9	222,7	–	520.2
	Lease of office space	22.8	48.9	–	–	71,7
	Programming, equipment and service
	purchase obligation (3)	107.0	–	–	–	107.0

	Total	290.2	878.0	507.0	1,202.1	2,877.3
(1)	On May 26, 2011, we redeemed our outstanding US$150,000,000 aggregate principal amount of our 9.25% perpetual bonds with available cash on hand.
(2)	In addition to the amounts listed in the table above, we are contractually obligated to make lease payments under our utility pole lease arrangements from the time the lease expires until our equipment is removed from such poles.
	Those fees will be based on the amounts we will be paying at the time those arrangements expire.
(3)	Programming, equipment and service purchase obligations reflected in the table above represent the minimum quantities to be purchased under the applicable agreements.

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

NETC Annual Report 2010 – Form 20-F

•                     upgrading existing systems, the purpose of which is principally to improve technical quality, meet regulatory requirements, further improve management controls and support subscriber growth.

In 2010 and 2009, our capital expenditures of R$1,249.9 million and R$1,089.2 million, respectively, were primarily used to sustain our organic subscriber growth, through the acquisition of equipment such as cable modems, digital set-top boxes, digital video recorder boxes, cable modem termination system, or CMTS, and optical nodes equipment. We import part of this equipment and make payments in U.S. dollars. Thus the depreciation of the real against the U.S. dollar can negatively impact our cash disbursements to acquire such equipment.

In 2011, we expect to continue to increase the number of our pay-television, broadband Internet and fixed line telephony subscribers. As most of our capital expenditures are related to subscriber acquisition, including the acquisition of equipment and the installation cost, we expect to maintain our annual capital expenditures for this purpose in 2011. In addition, we expect to spend similar amounts as 2010 in network improvements, maintenance and systems development for improved customer service and to expand our network, both increasing our bi-directional network and expanding our network to new areas. We do not plan on making substantial capital expenditures for the encoding of our network. We expect to be able to fund our day-to-day capital expenditures in 2011 using funds from operations. These statements are forward-looking statements and are therefore based on estimates and assumptions that are subject to significant uncertainties, many of which are beyond our control or are subject to change. See “Forward-Looking Statements.”

Debt Financing

As of December 31, 2010, we had the following debt (including accrued interest) outstanding:

(R$ in thousands)
U.S. dollar-denominated debt (1):
Banco Inbursa S.A	336,082
Global notes 2020	598,973
Perpetual bonds(2)	252,425
Total U.S. dollar-denominated debt	1,187,480

Real-denominated debt:
Non-convertible debentures – 6th Public Issuance	584,001
Bank credit notes	147,679
FINAME	259,091
Total real-denominated debt	990,771

Total	2,178,251

                ________________________

(1)     Calculated using the December 31, 2010 exchange rate of R$1.6662 per US$1.00

(2)     On May 26, 2011, we redeemed, in whole, our perpetual bonds with available cash on hand.

In 2010, the rate used to determine the interest rate of our real-denominated debt was the Brazilian interbank interest rate, or CDI, which was 10.64%.

NETC Annual Report 2010 – Form 20-F

At December 31, 2010 the principal maturities of our debt were as follows:

Principal Amortization Schedule:	(R$ in thousands)
2011	66,767
2012	217,923
2013	192,663
2014	217,862
2015	214,339
2016	68,541
2017-2020	921,289

Total amortizing debt	1,899,384
Accrued interest	28,931
Perpetual bonds (1)	249,930
Total debt	2,178,245

________________________

(1)      Perpetual bonds have no scheduled maturity. On May 26, 2011, we redeemed, in whole, our perpetual bonds with available cash on hand.

Perpetual Bonds

On November 28, 2006, we issued 9.25% Guaranteed Perpetual Bonds, or perpetual bonds, in an aggregate principal amount of US$150.0 million. These notes may be redeemed at our option, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. On May 26, 2011, we redeemed, in whole, our perpetual bonds with available cash on hand.

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

The Term Credit Facility contains a number of covenants that, among other things, will limit or restrict our ability and our subsidiaries to incur additional indebtedness (including guarantees of other indebtedness); pay dividends or make other restricted payments; enter into certain types of transactions with affiliates; sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and create liens. In addition, the Term Credit Facility contains a

NETC Annual Report 2010 – Form 20-F

requirement that we not exceed a maximum ratio of consolidated interest expenses to consolidated EBITDA (as those terms are defined in the Loan and Guaranty Agreement). As of December 31, 2010, we were in compliance with such financial covenants. The Term Credit Facility provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, invalidity of guarantees, material judgments and change of control.

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

Non-Convertible Debentures - 6th Public Issuance

Issued on December 27, 2006, the Non-Convertible Debentures - 6th Public Issuance in the aggregate principal amount of R$580.0 million, bear interest at the CDI rate plus 0.70%, payable semi-annually in arrears on June 1  and December 1 of each year. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. Originally, the principal amount of these debentures was payable in four annual installments commencing on December 1, 2010, with the final installment of principal due on December 1, 2013. On September 23, 2009, the debenture holders approved the extension of the maturity of the Non-Convertible Debentures - 6th Public Issuance and the principal amount will be payable in four annual installments commencing on June 1, 2012 with the final installment of principal due on June 1, 2015. The debenture holders’ meeting also approved: (i) changing the interest rate of the Non-Convertible Debentures - 6th Public Issuance as of October 1, 2009 from CDI rate plus 0.70% to CDI rate plus 1.6% per year, and (ii) a R$1,760 renegotiation premium per R$100,000 principal amount of debentures to debenture holders, paid on October 1, 2009. Subject to an optional prepayment provision, we may prepay the debentures at any time, with a premium no greater than

NETC Annual Report 2010 – Form 20-F

0.50% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the debentures. Under the indenture governing the Non-Convertible Debentures - 6th Public Issuance, an event of default is generally defined to include: non-payment of interest or principal, breach of certain obligations, cross-default (with a R$50 million threshold), change of control, not maintaining Net Debt to EBITDA ratio (as those terms are defined in the Non-Convertible Debentures - 6th Public Issuance indenture) above 2.5x and Interest Coverage ratio (as those terms are defined in the Non-Convertible Debentures - 6th Public Issuance indenture) below 1.5x, unsatisfied judgments and enforcement proceedings, insolvency-related events and unenforceability of obligations.

Bank Credit Note

In connection with the acquisition of Vivax, we assumed debt in the aggregate principal amount of R$220.0 million with Banco Itaú BBA in the form of a Bank Credit Note, or CCB. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by our guarantee and the financial covenants were amended to reflect those of the Non-Convertible Debentures - 6th Public Issuance. We may prepay the CCB at any time, with a premium no greater than 0.60% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the CCB. On November 13, 2007, we prepaid R$50.0 million of this debt. On August 31, 2009, this loan agreement was renegotiated and amended as to the interest rates and maturity. The interest rate changed from CDI rate plus 1.2% to CDI rate plus 2.55% per year and the maturity from a bullet payment in November 2011 to be payable in three installments: December 2014, June 2015 and January 2016. In 2010 we prepayment of our Bank Credit Notes in the aggregate principal amount of R$30.7 million.

Finame

Since 2007, we have obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program. These loans bear interest at 3.15% per year plus the Long-Term Interest Rate, or TJLP or fixed rates from 4.5% up to 5.5% per year and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired with the loans. We may prepay the FINAME at any time, with no premium. As of December 31, 2010 FINAME amounted R$259.1 million.

Off-Balance Sheet Arrangements

We are a party to certain swap agreements as part of a program to hedge part of our expenses that are linked to the U.S. dollar in the short- and medium-term, which currently include capital expenditures and interest expense on the perpetual bonds, global notes 2020 and the Loan and Guaranty Agreement with Banco Inbursa. As of December 31, 2010, we had swap agreements in the aggregate notional amount of R$528.2 million with the settlement dates starting in January 2011. On May 26, 2011, we redeemed, in whole, our perpetual bonds with available cash on hand.

Brazilian Economic Environment

General

Historically, the Brazilian economy has been subject to periodic and occasionally significant intervention by the Brazilian government. The Brazilian government has often changed

NETC Annual Report 2010 – Form 20-F

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

From 2003 through 2011, President Luis Inácio Lula da Silva generally followed the policies implemented by the previous administration. On December 31, 2009, the real was quoted at R$1.7412 per US$1.00, corresponding to an appreciation of 25.5% when compared to December 31, 2008. In the end of 2008 and the first half of 2009, the Brazilian economy stagnated in the wake of the international financial crisis; however, the recession lasted a few quarters until the second quarter of 2009 before the Brazilian economy emerged from recession and resumed GDP growth. Notwithstanding the relatively brief effects of the international crisis, we remain exposed to volatility in the Brazilian currency, inflation, and regulatory changes. Since taking office in January 2011, President Dilma Rousself has followed the policies implemented by Lula’s administration. The world economy has been recovering throughout 2010 and beginning of 2011, though effects of the international financial crisis remain, including the possible financial deterioration of countries in the European Union, which may indirectly impact Brazil. In 2010, Brazil experienced strong growth; however, there are concerns regarding the acceleration of inflation. See below for a discussion of the impact of inflation on our business.

Effects of Inflation and Exchange Rate Fluctuations

Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation  of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the fluctuation  of the year-end exchange rate of the real against the U.S. dollar for the periods shown:

NETC Annual Report 2010 – Form 20-F

	Year Ended December 31,
	2010	2009	2008	2007	2006
Inflation (IGP-M Index)	11.32%	(1.7)%	9.8%	7.8%	3.8%
Currency appreciation (depreciation)	4.3%	25.5%	(31.9)%	17.2%	8.7%

As a result of the Real Plan, the rate of inflation and the rate of depreciation  have been reduced considerably since July 1, 1994. In recent years, the Brazilian currency has recovered as a result of appreciation of the real. The real appreciated 4.3% as of December 31, 2010 when compared to December 31, 2009.

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

On December 31, 2010 and 2009 our U.S. dollar exposure was comprised as follows:

	2010	2009
	(R$ in thousands)
Interest payable	85,947	15,981
Accounts payable related to equipment acquired from foreign suppliers	24,799	34,721
Accounts payable related to programming	1,873	2,944
Global notes 2020	578,345	603,940
Perpetual bonds	249,930	261,180
Banco Inbursa S.A	330,429	345,164
Total	1,271,323	1,263,930

NETC Annual Report 2010 – Form 20-F

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. The existing tenure of the directors will end upon the election of the new members at our 2011 annual shareholders’ meeting, which must be held in the first four months of 2011. On April 29, 2011, our directors were reelected at our 2011 annual shareholders’ meeting and will hold office until the 2012 annual shareholders’ meeting.

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

Net Serviços’ current directors are:

NETC Annual Report 2010 – Form 20-F

Name	Position	Position Held Current Term Since Expires

Jorge Luiz de Barros Nóbrega	Chairman, Board of Directors	April 30, 2009April 30, 2012
Rossana Fontenele Berto	Director	April 30, 2003April 30, 2012
Juarez de Queiroz Campos Júnior	Director	April 19, 2004April 30, 2012
Carlos Henrique Moreira	Director	Aptil 28,2005 April 30, 2012
Jose Formoso Martínez	Director	Aptil 28,2005 April 30, 2012
Sérgio Lourenço Marques	Director	Aptil 28,2006 April 30, 2012
Mauro Szwarcwald	Director	Aptil 28,2006 April 30, 2012
Isaac Berensztejn	Director	April 02.2007 April 30, 2012
Luiza Marinho Rabelo	Director	April 30, 2011April 30, 2012
Gabriela Salomão Vaz Moreira	Director	April 30, 2009April 30, 2012
Luiz Tito Cerasoli	Director	April 30, 2011April 30, 2012
Augusto Cesar Roxo de Urzedo Rocha	Director	April 30, 2010April 30, 2012

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

NETC Annual Report 2010 – Form 20-F

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

Luiz Tito Cesaroli has been the CEO of Cesaroli Telecomunicações since 2009, in addition to acting as a member of the Board of Directors of Anatel from 1999 to 2003. Before joining Anatel, he worked as an engineer with Embratel from 1983 to 1995 and has held positions as an engineer with a number of other telecommunication companies throughout his career, including Telesp and Standard Electrica.  Mr. Cesaroli studied engineering at Universidade Federal do Rio de Janeiro (UFPJ) and Electrical Engineering at Universidade Gama Filho.

Gabriela Salomão Vaz Moreira has been a member of our board of directors since April 30, 2009. She has worked at Globo as Media Legal Matters Director since 2004. She has a Law degree from Faculdade Cândido Mendes. She also holds LLM in capital markets and corporate law from Columbia Law School. Previously, she has worked for Shearman Sterling LLP and for Barbosa, Müssnich & Aragão Advogados.

Luiza Marinho Rabelo worked as a trainee and an architect in the offices of Indio da Costa AUDT from August 2005 to February 2011, participating in the design, coordination and monitoring of architecture projects. She graduated in Architecture from PUC-RJ in December 2007. In 2010 she joined the group of shareholders of Organizações Globo and has since prepared to become a member of the Boards of Directors in the affiliated companies of the group.

Augusto Cesar Roxo de Urzedo Rocha Filho has been a member of our board of directors since April 30, 2010. He graduated with a degree in Civil Engineering from Universidade

NETC Annual Report 2010 – Form 20-F

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

Name	Position	Position Held Since	Current Term Expires
Martin Roberto Glogowsky	Chairman, Conselho Fiscal	July 12, 2005	April 30, 2012
Charles Barnsley Holland	Director	July 12, 2005	April 30, 2012
Fernando Carlos Ceylão Filho	Director	October 2, 2008	April 30, 2012

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

Charles Barnsley Holland has been a member of our Conselho Fiscal since July 2005. He is a registered accountant, with a MBA degree from Wharton School, University of Pennsylvania. Currently, he is a partner at Holland & Associados. Until 2001, for twenty years he was an audit partner at Ernst & Young serving as a member of the Partners Administrative Committee, member of the Executive Committee and in charge of the Audit Division. In 1979, he was the Chief Financial Officer at American Medical International, and before that date Senior Auditor of another leading public accounting firm. In compliance with American rules, he is the financial expert due to his knowledge in U.S. GAAP and IFRS and U.S. and IFAC GAAS.

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

NETC Annual Report 2010 – Form 20-F

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

Net Serviços’ executive officers and senior managers are:

Name	Position	Position Held Since	Current Term Expires
José Antônio Guaraldi Félix(1)	Chief Executive Officer	January 2008	December 31, 2011
Roberto Catalão Cardoso(1)	Chief Financial Officer	August 2010	December 31, 2011
André Müller Borges(1)	Chief Legal Counsel	January 2002	December 31, 2011
Rodrigo Marques de Oliveira(2)	Chief Strategic Planning Officer	December 2009	N/A
Daniel Feldmann Barros(2)	Chief Operating Officer	December 2009	N/A

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

Roberto Catalão Cardoso has been our Chief Financial Officer since August 2010. Previously, he worked for seven years at Embratel, where he ultimately held the position of Controller and managed other activities in the financial and business units. At Embratel, Mr. Catalão was actively involved in issues related to the partnership established between Net Serviços and Embratel.  Before joining Embratel, Mr. Catalão worked in large and renowned international audit and consulting firms.  He started his career in Brazilian financial institutions. Mr. Catalão holds a bachelor’s degree in Accounting from the Universidade Federal  of Rio de Janeiro and he graduated in Corporate Finance from the Pontifícia Universidade Católica of Rio de Janeiro

André Müller Borges has been our Chief Legal Counsel since January 2002. Mr. Borges joined Grupo Globo in 1999 as Chief Legal Counsel of Distribution and Telecommunications, in which position he served until 2001, when he joined Net Serviços as a Corporate Officer, responsible for its legal, corporate and regulatory obligations. Previously, he was a law partner at the law firm Tozzini, Freire, Teixeira e Silva Advogados. Mr. Borges holds a degree in Law from the Faculdade Paulista de Direito of the Pontifícia Universidade Católica of São Paulo.

NETC Annual Report 2010 – Form 20-F

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

Daniel Feldmann Barros has been our Chief Operating Officer since December 2009. He served as our Regional Operating Officer for São Paulo since June 2005, during which time he was responsible for managing our operation in the city of São Paulo. Previously, he worked as Regional Operating Officer for 33 of our operations in different states. He worked at Net Sul in various positions in the operational units. Mr. Barros has a degree in Telecommunication Engineering from Universidade Federal de Santa Catarina and a degree in Business Administration from the University of California.

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

For the year ended December 31, 2010, the aggregate compensation paid and benefits in kind granted by us to our independent directors, members of our Conselho Fiscal and our principal executive officers for services in all capacities was R$ 6.1 million.

Directors’ Service Contracts

Our directors and alternates are not subject to any service contracts with us or any of our subsidiaries.

Employees

All of our employees are located in Brazil. At December 31, 2010, we had 15,746. At December 31, 2009 and 2008, we had 14,629 and 12,272 employees, respectively. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

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

NETC Annual Report 2010 – Form 20-F

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

(ii) a retention plan was offered to a selected number of administrative employees, officers and managers, with the objective of retention. The expenses related to this plan have been accrued since its inception in 2008. This retention plan was implemented in 2008 in accordance with our previous long-term plan. Expenses are recognized on the accrual basis and the payments  on a annual basis.

In 2010, we reached substantially all pre-determined goals and amounts under the PPR were paid on February 18, 2011.

Pension, Retirement and Similar Benefits

We currently do not have any pension or retirement plans for our employees.

NETC Annual Report 2010 – Form 20-F

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of June 1, 2011, none of our outstanding common shares and approximately 2.4% of our outstanding preferred shares, including in the form of ADSs, were held in the United States. On June 1, 2011, there were approximately  5,422,468 record holders of preferred shares, including in the form of ADSs, in the United States

Together, Grupo Globo and Telmex Internacional directly or through their respective affiliates, owned 99.4% of our common shares as of June 1, 2011, with Grupo Globo continuing to control, through GB, a majority of our outstanding voting shares, although Telmex Internacional has significant approval rights under our shareholders’ agreement. Under current Brazilian law, as a non-Brazilian entity, Telmex Internacional is not permitted to own a controlling interest in us.  In 2010, Embratel, an indirect subsidiary of Telmex Internacional, conducted a public tender offer to purchase for all of our the preferred shares, including preferred shares represented by ADSs, other than preferred shares held by its parent company, Embrapar, and, in early 2011, completed the purchase of 193.7 million of our preferred shares.

Globo is a Brazilian holding company controlled by the Marinho family with operations in broadcast television, pay-television programming, magazine publishing and printing and interests in cable and satellite television.

Telmex Internacional owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed line telephony services in Mexico and the leading provider of fixed local and long distance telephony services and Internet access in Mexico.

In the event Brazilian law changes so that a non-Brazilian entity is permitted to own a controlling interest in a Brazilian cable company, Embrapar would have the right to acquire from Grupo Globo, and Grupo Cable Globo would have the right to cause Embrapar to purchase from Grupo Globo, subject to certain conditions, an additional interest in the voting capital of GB that would give Embrapar, through GB, control over 51% of our voting common shares. The additional interest in GB’s voting capital would be equal to the greater of (i) 2% of the voting capital of GB or such amount of voting capital as would give Emprapar voting control of GB and (ii) the percentage of GB’s total equity capital equal to the percentage that 16,162,799 common shares represent of the total voting capital of Net Serviços held by GB at the time. The benchmark price for this transaction would be equivalent to R$0.6277 (R$9.42 given the reverse split effective on August 1, 2006), which corresponds to the price per share Emprapar has paid to Grupo Globo for our common shares in the transactions described above, adjusted according to the exchange rate. Following such a transfer, Grupo Globo would continue to hold a significant minority stake in us, directly and through its stake in GB, and so long as Grupo Globo held directly or indirectly a specified minimum level of our common shares, it would continue to have the consent and other rights under the shareholders’ agreement described below under “—Shareholders’ Agreements.”

We believe that the acquisition by Telmex Internacional, through Embrapar, of this additional interest in voting capital of GB would constitute an acquisition of a controlling interest in Net Serviços that, pursuant to our by-laws, would require Embrapar to make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Embrapar for such controlling interest.

NETC Annual Report 2010 – Form 20-F

As of June 1, 2011, GB is our controlling shareholder, holding 51.0% of our common shares. Grupo Globo, in turn, holds a controlling interest in GB. Grupo Globo has agreed, subject to its fiduciary duties, not to vote to approve certain changes in our capital structure or certain extraordinary compensation arrangements or to vote in favor of any increases to our officers’ long-term incentive plan. Furthermore, Grupo Globo has agreed not to enter into any new transactions with us other than in the ordinary course, subject to certain exceptions.

The following table sets forth, as of June 1, 2011, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity
Name	Number	Percentage	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	11,855,947	10.4%	1,000	0.0%	11,856,947	3.5%
GB Empreendimentos e Participações S.A.(1)	58,374,440	51.0%	–	–	58,374,440	17.0%
Empresa Brasileira de Telecomunicações S.A.(2)	2,580,655	2.2%	210,838,097	92.2%	213,418,752	62.2%
Embratel Participações S.A.(3)	40,928,401	35.8%	12,242,351	5.4%	53,170,752	15.5%

(1)     Grupo Globo holds 51% of the voting interests of GB, a special purpose company, and Telmex Internacional holds 49% of the voting interests of GB and 100% of the non-voting interests of GB.

(2)     Empresa Brasileira de Telecomunicações S.A. is controlled by Telmex Internacional.

(3)     Embratel Participações S.A. is controlled by Telmex Internacional.

As of June 1, 2011, non-affiliates owned 0.6% of our common shares and 2.4% of our preferred shares, representing 1.8% of our total capital stock.

Shareholders’ Agreements

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

NETC Annual Report 2010 – Form 20-F

Previous meetings. The shareholders’ agreements provide that a previous meeting of the representatives of Grupo Globo and Telmex Internacional must be held prior to each of our, or any of our subsidiaries’, general shareholders meetings or board of directors meetings at which a material matter is to be considered. The previous meeting is to establish the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the shareholders’ agreements. Material matters (as described below) must be approved at a previous meeting by the affirmative vote of shareholders party to the shareholders’ agreements. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such previous meeting.

Material matters. The shareholders’ agreements require the approval of Emprapar, or if Emprapar is allowed by a change in Brazilian law to acquire control over a majority of our common shares, the approval of Grupo Globo, at a previous meeting as described above for specified material matters. These material matters include certain extraordinary corporate transactions relating to us, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating us; changes to specified commercial arrangements to which we are party, including certain programming and network arrangements, affiliate transactions and pay-television concession matters; and other matters such as deregistering us as a public company, changing our corporate purpose and determining the compensation and benefits of our key employees. The approval rights are subject to maintaining specified minimum levels of shareholdings in Net Serviços.

Tag-along rights. Under the shareholders’ agreements, in the event of a sale of control of us by any shareholder party to the shareholders’ agreements, the purchaser must agree to undertake a public offering to purchase the shares of the remaining shareholders within a period of no more than 90 days at the same price and under the payment conditions offered to the selling shareholder.

Furthermore, in the event that one of the shareholders party to the shareholders’ agreements disposes of all or any part of its common shares or its GB shares, as the case may be, the other shareholders party to the shareholders’ agreements will have the right to require such selling shareholder to include in the sale such other shareholders’ common shares or GB shares, subject to the same price and payment conditions; provided that, if the number of common shares or GB shares, as the case may be, exceeds the number of shares the purchaser is willing to acquire, the number of common shares or GB shares, as the case may be, sold will be or GB shares, as the case may be, reduced proportionately for each selling shareholder.

Board of directors (Conselho de Administração). The shareholders’ agreements require that our board of directors be comprised of eleven sitting members and an equal number of alternate members, all of whom must, as required by Brazilian law, be shareholders of Net Serviços. Based on current share ownership, one sitting member and one respective alternate member are appointed directly (and can be dismissed) by Grupo Globo, six sitting members and six respective alternate members are appointed (and can be dismissed) by GB, which is controlled by Grupo Globo, and three sitting members and three respective alternate members are appointed (and can be dismissed) by Embratel and Emprapar, which are controlled by Telmex Internacional. Additionally, in accordance with BM&FBovespa Level 2 listing requirements, two sitting members and two respective alternate members must be appointed by a non‑controlling preferred shareholder.

Additionally, in the event that shareholders that are not parties to the shareholders’ agreement become entitled to representation on our board of directors, the total number of

NETC Annual Report 2010 – Form 20-F

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

Business covenants. Under the shareholders’ agreements and subject to certain ownership requirements, Emprapar will agree not to, and not to cause a related party to, own, conduct or participate in the management of any broadcast television or pay-television distribution platform (other than ours and except under certain circumstances) or content production businesses (other than those specified in the shareholders’ agreements) in Brazil.

Term. The shareholders’ agreements shall be valid and effective so long as each of Grupo Globo and Embrapar owns (including through GB according to a formula incorporating adjusted interest), directly or indirectly, at least 153,759,717 (10,250,648 given the reverse split effective on August 1, 2006) of our common shares, irrespective of the percentage ownership represented by such common shares.

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

Material Transactions with Affiliates

Net Brasil Programming Agreement

Net Brasil is wholly owned by Grupo Globo. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we obtain all of our programming from Brazilian sources through Net Brasil. We obtain directly, for our own account and benefit, all international content from sources outside of Brazil. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year

NETC Annual Report 2010 – Form 20-F

anniversary of the agreement. We pay Net Brasil a fixed brokerage service fee equal to R$145,030 per month, adjusted by the Consumer Price Index.

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

Although with respect to Brazilian programming Net Brasil provides us with exclusive cable-television rights in our licensed areas, it also provides programming to Sky Brasil, a satellite-television provider that competes directly with us and in which Globo owns a interest. In addition, much of the programming that we purchase through Net Brasil is produced by Globosat Programadora Ltda., or Globosat, which is wholly-owned by Globo, and its affiliates.

The shareholders’ agreement between Grupo Globo, Embratel, Emprapar, GB and Telmex Internacional provides that our board of directors must approve alterations in certain of our programming arrangements and transactions with affiliates. Furthermore, if Grupo Globo and Telmex Internacional are entitled to elect at least one member to our board of directors, any alterations in these same programming arrangements and transactions with affiliates must also be approved by such directors. See “—Shareholders’ Agreements.”

Pursuant to our programming agreements with Net Brasil, we recognized expenses of R$908.2 million to Net Brasil in 2010, including programming from Globosat and the brokerage fee. Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable – programming suppliers” under current liabilities in the consolidated balance sheet in our audited consolidated financial statements included elsewhere herein.

Programming Guide

Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2010 and 2009, we recognized expenses of R$11.8 million and R$11.5 million, respectively, for the publication of our program guide.

Fixed Line Telephony and Small and Medium Business Services

In 2006, we entered into agreements with our shareholder Embratel to offer fixed line telephony services and small and medium business services. With these fixed line telephony services, we can offer triple play (pay-television, broadband Internet and fixed line telephony) service for households that are covered by our bidirectional network. With these small and medium business services, we provide broadband Internet and fixed line telephony services for potential small- and medium-sized businesses that are covered by our bidirectional network. By offering such services, we intend to create synergies and increase the utilization and profitability of our existing infrastructure.

According to the agreement governing fixed line telephony services, as amended, we are responsible for managing the operation of such services, which should strengthen our pay-television and broadband Internet businesses for residential customers. Embratel, which owns the licenses to provide fixed line telephony services, is responsible for investments in infrastructure to offer the services and provides customer service expertise for the fixed line telephony business. Pursuant to the agreement governing fixed line telephony services, as amended, we share with

NETC Annual Report 2010 – Form 20-F

Embratel fixed line telephony services operating results, calculated by subtracting taxes on revenues, interconnection fees and costs incurred in connection with defaulting end users from gross fixed line telephony revenues.

According to the agreement governing small and medium business services, as amended, we maintain the infrastructure to provide Embratel corporate Internet protocol access telecommunication services, including certain equipment and general field services.  Embratel offers broadband Internet and fixed line telephony services, provides certain required equipment and adapts and manages its information technology systems and applications in connection with services provided to small and medium business.

Net sales from fixed line telephony services and small and medium business services amounted to R$451.1 million and R$391.6 million for the years ended December 31, 2010 and 2009, respectively. On December 31, 2008 sales were R$273.8 million.

Internet Services and IRU Agreements

On June 26, 2003, we entered into an agreement with Embratel to acquire access to Embratel’s bandwidth, that connects our network to the Internet through private lines. This contract enables us to provide our broadband Internet services. This contract has been amended several times to include certain of our subsidiaries and to update prices and bandwidth capacities to access the Internet.

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

Other transactions involving us and companies related to Embratel, such as: (i) private circuits for internal fixed line telephony services; and (ii) general fixed telephony services are provided at prices believed to be at market rates. The amount paid to Embratel for these services, together with bandwidth access to the Internet, totaled R$370.7 million in 2010 and R$262.9 million in 2009. The increase is primarily due to higher cost related to the bandwidth to access the Internet.

Optical Fiber Lease Agreement

On November 22, 2005, we entered into an agreement with Embratel pursuant to which we lease new and surplus optical fibers, i.e., disconnected optical fibers, to Embratel for an initial term of 10 years. Lease payments under this Optical Fiber Lease Agreement are made on a monthly basis and are calculated based on use. The Optical Fiber Lease Agreement, as amended, prohibits Embratel from providing certain pay-television and residential Internet broadband services through the subject optical fibers and prohibits us from providing certain voice and corporate Internet broadband services through the subject optical fibers. Under the Optical Fiber Lease Agreement, Embratel has a right of first refusal to acquire our optical fiber network should we decide to sell it or any part thereof.

NETC Annual Report 2010 – Form 20-F

Financing Arrangements with Affiliates

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

Loan Agreement with Banco Inbursa S.A.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resorces–Debt Financing–Loan and Guaranty Agreement.”

NETC Annual Report 2010 – Form 20-F

ITEM 8.          FINANCIAL INFORMATION.

Our audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended on December 31, 2010, 2009 and 2008 are included elsewhere in this Form 20-F. On May 26, 2011, we redeemed our outstanding US$150.0 million aggregate principal amount of 9.25% perpetual bonds with available cash on hand. Other than the redemption, no significant change has occurred since the date of our audited consolidated financial statements as of and for the year ended December 31, 2010.

See “Item 4. Information on the Company—Legal Proceedings” for a discussion of our legal proceedings.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of our financial position and the redemption of our perpetual bonds.

See “Item 10. Additional Information—Dividend Policy” for a discussion of our policy on dividend distributions.

NETC Annual Report 2010 – Form 20-F

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

On August 1, 2006, we effected a reverse split on the common and preferred shares converting each lot of fifteen shares to one share. Effective from this date, each of our ADSs was changed to represent one of our preferred shares.

The table below sets forth, for each period indicated, the high and low closing prices in reais for the preferred shares on the BM&FBovespa and the high and low closing prices of the ADSs in U.S. dollars as reported by the NASDAQ Global Market.

	BM&FBovespa (1) R$ per preferred share		NASDAQ (1) (2) US$ per ADS
Year	Low	High	Low	High
2006	14.68	24.47	6.30	12.09
2007	19.69	34.67	10.76	18.70
2008	9.86	26.06	3.88	15.80
2009	13.46	25.23	5.74	14.92
2010	16.79	17.60	9.10	14.76
Quarter
2009:
First Quarter	13.46	17.54	5.74	7.88
Second Quarter	14.91	20.09	6.83	10.27
Third Quarter	18.64	20.99	9.66	11.70
Fourth Quarter	20.55	25.23	11.52	14.92
2010:
First Quarter	20.92	25.11	11.19	14.76
Second Quarter	16.91	23.49	9.10	13.28
Third Quarter	16.76	22.95	9.40	13.26
Fourth Quarter	21.56	23.14	12.77	13.98

Month

December 2010	22.60	23.05	13.10	13.84
January 2011	17.00	23.00	11.20	14.20
February 2011	17.32	18.79	10.30	11.60
March 2011	13.76	18.10	8.37	10.84
April 2011	14.01	14.86	8.56	9.34
May 2011	15.50	15.90	9.42	9.94
June 2011 (through June 1st)	15.83	16.20	9.91	10.07

____________________________

 (1)   Reflects the fifteen to one reverse split effective on August 1, 2006.

(2)    Reflects the ratio change effective on August 1, 2006. One preferred share represents one ADS.

NETC Annual Report 2010 – Form 20-F

Trading Markets

NASDAQ Global Market

The primary market for our preferred shares held in the form of ADSs is the NASDAQ Global Market. On December 31, 2010, there were 2.5 million ADSs outstanding. The average daily trading volume of the ADSs on the NASDAQ Global Market during 2010 was US$2.5 million, or 863,529 ADSs.

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

Brazilian Stock Exchanges

In 2000, Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the BM&FBovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2010, the BM&FBovespa accounted for 100% of the trading volume of equity securities. The BM&FBovespa is a non-profit entity owned by its member brokerage firms. Trading on the BM&FBovespa is limited to member brokerage firms and a limited number of authorized non-members.

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

Market Size. As of December 31, 2010, the aggregate market capitalization of all the companies listed on the BM&FBovespa was equivalent to approximately US$1.6 trillion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Although at December 31, 2010 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2010, the average daily trading value on the BM&FBovespa was to approximately US$3.9 billion.

Index. Net Serviços has been included as part of the Ibovespa since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. On December 31, 2010, the weighting of our preferred shares in the index was 0.01% as compared to our weighting of 0.8% on December 31, 2009. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on

NETC Annual Report 2010 – Form 20-F

ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

Resolution of corporate conflicts through arbitration. Under Level 2, we, our controlling shareholders, senior managers and, to the extent we establish a Conselho Fiscal, the members of

NETC Annual Report 2010 – Form 20-F

such Conselho Fiscal, are required to refer to arbitration any and all disputes or controversies relating to the enforcement, validity, efficacy, violation and related effects of: (a) the provisions in the Brazilian corporate law and in our by-laws, (b) the rules issued by the National Monetary Council, the Central Bank and the CVM, (c) all other rules governing capital markets in general, and (d) the directives in the BM&FBovespa listing rules, arbitration rules and the corporate governance Level 2 agreement.

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

Capitalization

As of December 31, 2010, our corporate capital amounted to R$5.6 billion, of which R$12.9 million has not been paid in. As of December 31, 2010, our corporate capital consisted of 114,459,685 common shares and 228,503,916 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$6.5 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

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

On December 17, 2009, CVM issued Instruction No. 481, which deals with information requests and public proxy to exercise voting rights in shareholder meetings. Instruction No. 481 establishes important changes to information disclosure requirements prior to the holding of general meetings of shareholders to vote on: (i) matters of special interest to related parties; (ii) elections of senior officers and officers; (iii) retirement plan status; (iv) setting remuneration for officers, including the highest, the lowest and the average individual income and share compensation; (v) capital increase or reduction; (vi) issuance of debentures and warrants; (vii) creation of preferred shares and changes in their characteristics; (viii) reduced mandatory dividend; (ix) acquisition of control of another company; and (x) choice of independent firm to evaluate the fair market value when there is a right of withdrawal. Instruction No. 481 also aims to incentivize participation of minority shareholders: (i) by permitting the use of public attorneys, whose costs should be partially or fully reimbursed by company; (ii) voluntary adoption of electronic proxy, thereby facilitating the participation of absent shareholders; (iii) rules to allow shareholders representing at least 0.5% of the total capital to nominate the candidates for election of the board of directors; and (iv) rules to abolish the obligation of the prior deposit of proxies at the company headquarters. Instruction No. 481 was enacted on January 1, 2010.

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

NETC Annual Report 2010 – Form 20-F

Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

Embratel Indefeasible Right of Use Agreements

See Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Fixed Line Telephony Offer Agreement and IRU Agreements.”

Fixed Line Telephony Offer Agreement

See “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Material Transactions with Affiliates—Fixed Line Telephony Offer Agreement and IRU agreements.”

Optical  Fiber Lease Agreement

See Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Optical Fiber Lease Agreement.”

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

NETC Annual Report 2010 – Form 20-F

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

Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2006 through December 31, 2006, the real appreciated by 8.7%. From January 1, 2007 through December 31, 2007, the real appreciated by 17.2%. From January 1, 2008 through December 31, 2008, the real depreciated by 31.9%. From January 1, 2009 through December 31, 2009, the real appreciated by 25.5%. From January 1, 2010 through December 31, 2010, the real appreciated by 4.3%.

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

NETC Annual Report 2010 – Form 20-F

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

•                     a contingency reserve for anticipated losses; and

•                     an unrealized revenue reserve.

We are required to maintain a legal reserve, to which we must allocate each fiscal year 5% of net profits for such year until the amount reserved equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net

NETC Annual Report 2010 – Form 20-F

losses, if any, may be charged against the legal reserve. At December 31, 2010, our legal reserve had a zero balance.

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

NETC Annual Report 2010 – Form 20-F

At December 31, 2010, we had no investment reserve.

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

NETC Annual Report 2010 – Form 20-F

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

Taxation

Material Brazilian Taxation Considerations

The following discussion summarizes certain material Brazilian tax consequences of the acquisition, ownership and disposition of ADSs or preferred shares by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (“Non-Brazilian Holder”). The discussion does not address any tax consequences under the laws of any particular state or municipality of Brazil. The discussion is based upon Brazilian law as currently in effect, subject to differing interpretations, which may result in different tax consequences than those described below; any change in such law may change the consequences described below. This discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in ADSs or preferred shares.

There is no income tax treaty between Brazil and the United States.

NETC Annual Report 2010 – Form 20-F

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

Income Tax on Gains. Brazilian law distinguishes between, on the one hand, direct foreign investments in Brazilian companies, or 4,131 Modality Investments, and, on the other hand, foreign investments in securities issued by Brazilian companies through the Brazilian capital markets, or 2,689 Modality Investments.

Gains realized by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred shares, are subject to Brazilian income tax as of February 2004.

Gains realized on a sale or other form of disposition of preferred shares are subject to income tax at a rate of 15%, except in the following situations:

  the gains are exempt from income tax when (A) the gains arise from a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on an organized over-the-counter market), and (B) the gains are realized by a Non-Brazilian Holder that has registered its investment as a 2,689 Modality Investment and is not resident or domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20% (“Nil or Low Tax Jurisdiction”). See “–Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions”; and

  the gains are subject to income tax at a rate of 25% when the gains are realized by a Non-Brazilian Holder that (A) has registered its investment as a 4,131 Modality Investment and (B) is resident or domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20%, or (3) the laws of which do not allow access to information related to shareholder composition, ownership of investments, or identification of beneficial owners of earnings attributed to non-residents (“Tax Favorable Jurisdiction”). See “–Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions”.

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

NETC Annual Report 2010 – Form 20-F

Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made on a Brazilian stock exchange by a Non-Brazilian Holder that has registered its investments as a 2,689 Modality Investment and that is not resident or domiciled in a Nil or Low Tax Jurisdiction, provided that the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

Any gains realized by a Non-Brazilian Holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares not occurring on a stock exchange and will accordingly be subject to income tax at a rate of 15% or 25%, as the case may be.

There can be no assurance that the current preferential treatment for Non-Brazilian Holders of ADSs and preferred shares registered as 2,689 Modality Investments will be maintained.

Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian income tax. Gains on the sale or other form of disposition of preemptive rights relating to our preferred shares will be subject to Brazilian income tax according to the same rules applicable to the sale or other form of disposition of preferred shares.

Income Tax on Interest on Capital Distributions. Dividend distributions are generally not deductible by us under Brazilian law. However, Brazilian corporations may make payments to shareholders characterized as interest on capital, or interest on capital distributions, as an alternative form of making dividend distributions, in which case such a distribution will be deductible for Brazilian corporate income tax purposes, subject to certain limitations. Our charter does not presently contemplate the payment of interest on capital distributions to shareholders. If we were to make such an interest on capital distribution, Non-Brazilian Holders would incur a 15% withholding income tax with respect to such a distribution. Such withholding would be increased to a rate of 25% for any Non-Brazilian Holders that are domiciled or resident in a Tax Favorable Jurisdiction. See “–Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions”.

Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions. As of January 1, 2009, Law No. 11,727 introduced the concept of a “Privileged Tax Regime”, and defined it as a tax regime that (1) does not tax income or taxes income at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) conditioned on the non-exercise of a substantial economic activity in the country or location; or (3) does not tax income earned outside of the respective country or location or taxes such income at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholder composition, ownership of assets and rights, or economic transactions that are carried out.

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

In addition, prior to Law No. 11,727, Brazilian tax authorities enacted a list of countries and locations considered to be “tax haven jurisdictions” for Brazilian tax purposes, without differentiating among different concepts. A new list considering the provisions of Law No. 11,727 has still not been enacted. Accordingly, there is still no official guidance as to which countries and

NETC Annual Report 2010 – Form 20-F

locations should be defined as Tax Favorable Jurisdictions, Nil or Low Tax Jurisdictions, and/or Privileged Tax Regimes, as the case may be.

Tax of Foreign Exchange Transactions, or IOF/Câmbio. The liquidation of foreign exchange agreements related to the conversion of Brazilian currency into non-Brazilian currency, and vice-versa, is subject to the IOF/Câmbio. The rate currently applicable to most types of foreign exchange agreements is 0.38%. Foreign exchange agreements entered into on or after October 20, 2009 by foreign investors in connection with inflows of proceeds to Brazil for investments in the Brazilian financial and capital markets are subject to IOF/Câmbio at a rate of 6%. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are subject to the IOF/Câmbio at a zero percent rate. This zero percent rate applies to payments of dividends and interest on capital distributions received by foreign investors with respect to investments in the Brazilian financial and capital markets. The Brazilian government may increase the rate of the IOF/Câmbio to a maximum of 25% of the amount of the foreign exchange agreement at any time, but such an increase would not apply retroactively.   6% Tax on Bonds and Securities Transactions, or IOF/Títulos. IOF/Títulos may be imposed on transactions related to bonds and securities, such as the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the BM&FBovespa. The rate of the IOF/Títulos applicable to most transactions involving preferred shares is currently zero percent. In particular, the transfer of shares traded in the Brazilian stock exchange for the issuance of depositary receipts to be traded outside Brazil is currently subject to the IOF/Títulos at a rate of 1.5%. The Brazilian government may increase the rate of the IOF/Títulos up to 1.5% per day, but only in respect of future transactions.

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

NETC Annual Report 2010 – Form 20-F

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

NETC Annual Report 2010 – Form 20-F

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.

A substantial portion of capital expenditures, including network equipment costs, and  54.5% of our indebtedness was denominated in or indexed to the U.S. dollar, as of December 31, 2010. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures and interest expense linked to the U.S. dollar, as of December 31, 2010, we were a party to certain swap agreements. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-Balance Sheet Arrangements” and “Item 10. Additional Information—Exchange Controls.” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian real to R$2.00 per US$1.00, or 20.0% depreciation compared to the exchange rate as of December 31, 2010, would be a decrease of R$233.6 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

	Total U.S. Denominated Debt as of December 31, 2010	Real depreciation from Exchange Rate of R$1.6662 per US$1.00 to R$2.00 per US$ 1.00	Market risk – Impact on Foreign Exchange Losses on Loans

	(R$ in millions)	(%)	(R$ in millions)
U.S. Dollar Denominated
Debt:
Loan Agreement with
Banco Inbursa	336.1	20.03	(66.7)
Global Notes 2020	599.0	20.03	(116.8)
Perpetual Bonds (1)	252.4	20.03	(50.0)
Total	1,187.5		(233.6)

(1)     On May 26, 2011, we redeemed our outstanding, in whole, our perpetual bonds with available cash on hand.

Interest Rate Risk

Interest rate risk is the effect on our financial results of an increase in interest rates on our floating rate debt indexed to CDI or TJLP. Based on the level and characteristics of our debt, a hypothetical 10% increase in interest rates would result in a decrease of R$8.5 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

NETC Annual Report 2010 – Form 20-F

	Total Debt as of December 31, 2010	10% Interest Rate Increase	Market risk – Impact on interest expense on third party borrowings

	(R$ in millions)	(basis points)	(R$ in millions)
Floating Rate Debt:
Debenture-6th Public Issuance (1)	584.0	1.06	(6.2)
Bank Credit Note (2)	147.7	1.06	(1.8)
FINAME (3)	259.1	0.6	(0.5)
Total	990,8		(8.5)

(1) Indexed to CDI plus a spread of 1.6% per year. CDI was 10.6% as of December 31, 2010.

(2) Indexed to CDI plus a spread of 2.10% per year. CDI was at 10.6% as of December 31, 2010.

(3) Indexed to TJLP plus a spread of 3.15% per year or fixed rate between 4.5% and 5.5% per year. TJLP was at 6.0% as of December 31, 2010.

The percentages and amounts of our debt subject to floating interest rates as of December 31, 2010 were as follows:

	Percentage of total debt	Amount in R$ millions
Floating Rate Debt:
Denominated in reais	43.0%	813.5

Our floating interest rate exposure is primarily subject to the variations of CDI, as well as to TJLP.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs to the depositary for our ADSs:

NETC Annual Report 2010 – Form 20-F

Persons depositing preferred shares or ADS holders must pay:	For the following type of service:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

·      Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

·      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	· Any cash distribution to ADS holders
US$1.50 per ADS (to the extent not prohibited by stock exchange rules)	· Transfer on register
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	· Distribution or sale of securities or net cash proceeds distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.02 (or less) per ADS per calendar year (to the extent not prohibited by stock exchange rules)	· Depositary services
Delivery fees	· Delivery of deposited securities
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR. For example, stock transfer taxes, stamp duty or withholding taxes	· As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	· No charges of this type are currently made in the Brazilian market

NETC Annual Report 2010 – Form 20-F

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

Reimbursement of Fees Incurred in 2010

During 2010, we received from the depositary US$395,353for standard out-of-pocket maintenance costs for the ADSs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

NETC Annual Report 2010 – Form 20-F

Part II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting; Attestation Report of the Registrant Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

NETC Annual Report 2010 – Form 20-F

Changes in Internal Control Over Financial Reporting

Our management identified no change in our internal control during the fiscal year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young Terco Auditores Independentes S.S. acted as our independent auditors for 2010 and 2009 in connection with our IFRS financial statements. The chart below sets forth the fees for services performed by Ernst & Young Terco Auditores Independentes S.S. for those years and breaks down the amounts by category of service in reais:

	Total Fees
	(R$ in thousands)
	2010	2009
Audit-Fees(1)	2,390.7	1,943.2
Audit-Related Fees(2)	293.9	705.2
Tax Fees(3)	466.9	437.3
All Other Fees(4)	-	877.0
Total	3,151.5	3,962.7

(1)       Audit Fees

Audit fees include fees to audit the company’s financial statements prepared in accordance with the IFRS as issued by the IASB and with the accounting practices adopted in Brazil, as well as the audit of the company’s internal controls as at year-end.

(2)       Audit-Related Fees

Audit-related fees include the review of offering documentation in connection with the issuance of debt and, in 2009, also the audit of target companies.

NETC Annual Report 2010 – Form 20-F

 (3)      Tax Fees

Tax fees include fees for review of tax returns of selected legal entities in 2010 and 2009.

(4)       All Other Fees

Other fees include fees for the due diligence of possible target companies in 2009.

Pre-Approval Policies and Procedures

During 2010 and 2009, our Conselho Fiscal served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our Conselho Fiscal established pre-approval procedures for the engagement of Ernst & Young Terco Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

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

ITEM 16G.     CORPORATE GOVERNANCE.

See “Item 9. The Offer and Listing—Trading Markets—NASDAQ Global Market—Compliance with NASDAQ Corporate Governance Rules.”

NETC Annual Report 2010 – Form 20-F

Part III

ITEM 17.        FINANCIAL STATEMENTS.

See “Item 18. Financial Statements.”

ITEM 18.        FINANCIAL STATEMENTS.

The following financial statements are filed as part of this Form 20-F, together with the reports of the Independent Registered Public Accounting Firm.

NETC Annual Report 2010 – Form 20-F

ITEM 19.        EXHIBITS.

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit	Date Filed/ Furnished	Filed Herewith
1.1	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on September 30, 2009 (English-language translation).					X
1.1	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on September 30, 2009 (English-language translation)	20-F for 2009	0-28860	1.1	May 21, 2010
4.1

Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation).

		6-K	0-28860		April 8, 2005
4.2

First addendum to the Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation).

		6-K	0-28860		September 6, 2006
4.3

Second addendum to the Shareholders’ Agreement, dated as of April 28, 2006, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation).

		6-K	0-28860		August 5, 2010
4.4

Third addendum to the Shareholders’ Agreement, dated as of September 18, 2009, among Globo Comunicação e Participações S.A., Distel Holdings S.A, Embratel do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English-language translation).

		6-K	0-28860		August 5, 2010
4.5	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	20-F for 2003	0-28860	4.2	June 30, 2004
4.6	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	Amendment No. 1 to F-4	333-120286	10.6	February 7, 2005
4.7	Services Agreement and Other Covenants with Empresa Brasileira de Telecomunicações S.A. – Embratel, dated as of December, 2006 (English-language translation).	20-F for 2007	0-28860	4.10	June 30, 2008
4.8	First addendum to the Services Agreement and Other Covenants with Embratel, dated July 31, 2007, with Embratel (English-language translation).	20-F for 2009	0-28860	4.5	May 21, 2010
4.9	Second addendum to the Services Agreement and Other Covenants with Embratel, dated April 4, 2008 with Embratel (English-language translation).	20-F for 2009	0-28860	4.6	May 21, 2010
4.10	Third addendum to the Services Agreement and Other Covenants with Embratel, dated September 25, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.7	May 21, 2010
4.11	Fourth addendum to the Services Agreement and Other Covenants with Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.8	May 21, 2010
4.12	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net Serviços, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.9	May 21, 2010
4.13	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net Serviços to be provided by Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.10	May 21, 2010
4.14	Commitment letter for provision of Internet services to be provided by Embratel, dated June 26, 2003, with Embratel (English-language translation)	20-F for 2009	0-28860	4.11	May 21, 2010
4.15	Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated November 17, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.12	May 21, 2010
4.16	Addendum to the commitment letter for provision of Internet services to be provided by Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.13	May 21, 2010
4.17	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated December 7, 2006, with Embratel (English-language translation).	20-F for 2009	0-28860	4.14	May 21, 2010
4.18	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated April 18, 2008, with Embratel (English-language translation).	20-F for 2009	0-28860	4.15	May 21, 2010
4.19	Optical Fiber Lease Agreement, dated November 22, 2005 (English-language translation)	Schedule 14D‑9	005-84654	e(18)	September 14, 2010
4.20	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English-language translation)	Schedule 14D‑9	005-84654	e(19)	September 14, 2010
4.21	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto.	Schedule 14D‑9	005-84654	e(20)	September 14, 2010
8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.					X
12.1

Certification of José Antonio Guaraldi Félix, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

						X
12.2

Certification of Roberto Catalão Cardoso, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 15 U.S.C. Section 78(m), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

						X
13.1

Certification of José Antonio Guaraldi Félix, Chief Executive Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

						X
13.2

Certification of Roberto Catalão Cardoso, Chief Financial Officer of Net Serviços de Comunicação S.A., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

						X

We hereby agree to furnish to the SEC copies of any of our long term debt instruments and agreements as the SEC requests.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NETC Annual Report 2010 – Form 20-F

NET SERVIÇOS DE COMUNICAÇÃO S.A.

    /s/   José Antonio Guaraldi Félix

Name: José Antonio Guaraldi Félix

Title: Chief Executive Officer

    /s/  Roberto Catalão Cardoso

Name: Roberto Catalão Cardoso

Title: Chief Financial Officer

Date: June 30, 2011

NETC Annual Report 2010 – Form 20-F

Net Serviços de Comunicação S.A.

Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended on December 31, 2010 and 2009

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2010, the Company’s internal control over financial reporting is effective.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young Terco Auditores Independentes S.S., the company’s independent registered public accounting firm, as stated in their report which appears herein.

José Antonio Guaraldi Felix Chief Executive Officer	Roberto Catalão Cardoso Chief Financial Officer

Date:  February 16, 2011

Report of independent registered public accounting firm

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2010 and 2009, and related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 16, 2011 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 16, 2011.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc Partner	Julio Braga Pinto Partner

Report of independent registered public accounting firm

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2011, expressed an unqualified opinion thereon.

São Paulo, February 16, 2011.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc Partner	Julio Braga Pinto Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of comprehensive income

Years ended on December 31, 2010, 2009 and 2008

(In thousands of reais, except per share amounts)

	Notes	12/31/2010	12/31/2009	12/31/2008

Net sales	4	5,405,669	4,613,389	3,690,409
Cost of services rendered	5,7	(3,346,818)	(2,789,812)	(2,153,454)
Gross profit		2,058,851	1,823,577	1,536,955

Operating expenses
Selling expenses	7	(594,470)	(505,063)	(429,545)
General and administrative expenses	7	(792,597)	(634,656)	(604,968)
Other	7	(13,725)	(60,389)	(16,905)
		(1,400,792)	(1,200,108)	(1,051,418)

Operating profit		658,059	623,469	485,537

Finance results
Finance expenses	6	(359,422)	(27,335)	(432,462)
Finance income	6	169,354	92,779	113,935
		(190,068)	65,444	(318,527)
Profit before income taxes and social
contribution		467,991	688,913	167,010

Income taxes and social contribution	12	(160,840)	47,035	(146,756)
Profit for the year		307,151	735,948	20,254

Basic and diluted earnings per share – common 23		0.84	2.01	0.06
Basic and diluted earnings per share – preferred 23		0.92	2.22	0.06

Profit for both years is fully attributable to equity holders of the Company.

The Company has no other comprehensive results that should be included in these statements of comprehensive income.

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated balance sheets

As at December 31, 2010 and 2009

(In thousands of reais)

	Notes	12/31/2010	12/31/2009
ASSETS
Current
Cash and cash equivalents	8	821,560	1,015,605
Trade accounts receivable	9	350,905	263,952
Inventories	10	82,050	58,763
Related parties	19	-	24,801
Recoverable taxes	12	28,385	3,624
Prepaid expenses		27,433	33,215
Prepaid rights for use	19	172,536	175,088
Other current assets		15,969	12,467
Total current assets		1,498,838	1,587,515

Non-current
Judicial deposits	11	83,735	74,609
Deferred taxes	12	562,423	643,936
Recoverable taxes	12	94,516	71,056
Prepaid rights for use	19	487,307	659,842
Property, plant and equipment	13	3,322,350	2,767,037
Intangible assets	14	2,485,940	2,523,168
Other non-current assets		6,135	6,628
Total non-current assets		7,042,406	6,746,276

Total assets		8,541,244	8,333,791

	Notes	12/31/2010	12/31/2009
LIABILITIES
Current
Trade accounts payable	15	349,480	327,715
Accounts payable - programming suppliers	16	134,813	124,602
Income tax and social contribution		2,635	2,586
Other fiscal obligations		62,964	70,270
Payroll and related charges		180,695	181,678
Debt	17	104,865	85,475
Copyright payable - ECAD	18	99,386	77,794
Unrealized losses on derivatives	24/25	50,857	19,580
Deferred revenues	19	208,859	208,228
Related parties	19	78,242	-
Other current liabilities		15,507	14,013
Total current liabilities		1,288,303	1,111,941

Non-current
Deferred income taxes and social contribution	12	185,071	183,805
Debt	17	2,073,386	2,113,329
Deferred revenues	19	612,190	782,279
Provisions	20	554,764	605,363
Other non-current liabilities		12,864	29,559
Total non-current liabilities		3,438,275	3,714,335

Stockholders’ equity
Share capital	21	5,599,320	5,599,320
Capital reserves	21	153,168	153,168
Accumulated deficit		(1,937,822)	(2,244,973)
		3,814,666	3,507,515

Total liabilities and stockholders’ equity		8,541,244	8,333,791

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of changes in stockholders’ equity

Years ended on December 31, 2010, 2009 and 2008

(In thousands of reais)

	Number of shares (thousands)		Capital stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital reserves	Accumulated deficit	Total
Balances on January 1, 2008	111,822	223,233	5,479,891	(12,923)	5,466,968	285,520	(3,001,175)	2,751,313

Capital increase by:
Absorption of special goodwill reserve	1,229	2,455	73,378	-	73,378	(73,378)	-	-

Profit for year	-	-	-	-	-	-	20,254	20,254

Balances on December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve	1,408	2,816	58,974	-	58,974	(58,974)	-	-

Profit for the year	-	-	-	-	-	-	735,948	735,948

Balances on December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Profit for the year	-	-	-	-	-	-	307,151	307,151

Balances on December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,937,822)	3,814,666

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of cash flows

Years ended December 31, 2010, 2009 and 2008

(In thousands of reais)

	12/31/2010	12/31/2009	12/31/2008
Net cash flows from operating activities
Profit for the year	307,151	735,948	20,254
Adjustments to reconcile profit for the period to cash flows from operating activities
Monetary and exchange rate variations, net	(69,112)	(177,265)	269,259
Interest expense on borrowing	215,120	176,598	156,403
Depreciation and amortization	901,225	618,748	493,368
Loss (gain) on derivatives	65,915	97,345	(4,977)
Deferred income taxes and social contribution	82,777	(158,596)	65,541
Loss (gain) on disposal of property, plant and equipment	(4,136)	7,118	(6,855)
Provisions	(44,399)	(101,319)	(8,895)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivables	(86,953)	(92,010)	(29,323)
(Increase) decrease in inventories	(23,287)	3,224	3,617
(Increase) decrease in recoverable taxes	7,833	(12,616)	(62,356)
(Increase) decrease in other assets	(14,705)	18,029	18,087
(Increase) decrease in prepaid expenses	5,888	(8,728)	7,761
Increase (decrease) of trade accounts payable and accounts payable – programming suppliers	31,976	(56,156)	128,448
Increase (decrease) in other fiscal obligations	(7,257)	(28,983)	77,197
Increase (decrease) in payroll and related charges	(10,260)	23,218	78,931
Increase (decrease) in deferred revenues	(169,457)	(18,480)	-
Increase (decrease) in provisions and other accounts payable	47,886	(23,420)	85,183
Net cash provided by operating activities	1,236,205	1,002,655	1,291,643

Cash flow from investing activities Acquisition of business, net of cash received	-	(97,943)	(382,687)
Acquisition of property, plant and equipment and intangible assets	(1,249,895)	(1,089,211)	(992,943)
Cash proceeds from sale of property, plant and equipment	2,890	2,530	3,099
Net cash used in investing activities	(1,247,005)	(1,184,624)	(1,372,531)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of cash flows

Years ended December 31, 2010, 2009 and 2008

(In thousands of reais)

	12/31/2010	12/31/2009	12/31/2008
Cash flows from financing activities
Third party borrowings
Proceeds	103,630	677,009	93,503
Repayments of principal	(92,600)	(46,090)	(14,298)
Payments of interest	(194,275)	(170,225)	(147,436)
Proceeds from related party borrowings	-	-	316,393
Net cash provided by (used in) financing activities	(183,245)	460,694	248,162

Net increase (decrease) in cash and cash equivalents	(194,045)	278,725	167,274

Cash and cash equivalents at the beginning of the year	1,015,605	736,880	569,606
Cash and cash equivalents at the end of the year	821,560	1,015,605	736,880
	(194,045)	278,725	167,274

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	100,356	176,104	87,677

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S,A, is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange – BM&FBOVESPA. The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

The Company holds interest in the following subsidiaries:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

1. Operations – Continued
	Percentage of share capital
	2010	2009		2008
	Direct	Direct	Indirect	Direct	Indirect

Subsidiary

Net Belo Horizonte Ltda.	-	-	100.00	-	100.00
Net Brasília Ltda.	100.00	-	100.00	-	100.00
Net Rio Ltda.	100.00	100.00	-	100.00	-
Net Recife Ltda.	-	100.00	-	100.00	-
Net São Paulo Ltda.	100.00	100.00	-	97.40	2.60
Net Campinas Ltda.	-	-	100.00	-	100.00
Net Indaiatuba Ltda.	-	-	-	100.00	-
Net São Carlos Ltda.	-	-	-	100.00	-
Net Franca Ltda.	-	-	-	100.00	-
Net Sul Comunicações Ltda.	-	-	-	100.00	-
Reyc Comércio e Participações Ltda.	100.00	100.00	-	26.94	73.06
Net Anápolis Ltda.	-	-	-	-	100.00
Net Bauru Ltda.	-	100.00	-	9.06	90.94
Net Campo Grande Ltda.	-	-	-	-	100.00
Net Goiânia Ltda.	-	100.00	-	-	100.00
Net Ribeirão Preto Ltda.	-	100.00	-	12.07	87.93
Net São José do Rio Preto Ltda.	-	-	-	-	100.00
Net Sorocaba Ltda.	-	100.00	-	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	-	-	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	-	-	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	-	100.00
Net Florianópolis Ltda.	-	-	-	78.13	21,87
Net Maringá Ltda.	-	-	-	-	100.00
Net Arapongas Ltda.	-	-	-	-	100.00
Televisão a Cabo Criciúma Ltda.	-	-	-	40.00	60.00
Net Londrina Ltda.	-	-	-	-	100.00
Jacareí Cabo S.A.	100.00	100.00	-	-	100.00
TV Eucalipto Ltda.	-	-	-	-	100.00
TV Mogno Ltda.	-	-	-	-	100.00
Horizon Line Brasil Ltda.	-	-	-	8.18	91.92
Canbras TVA Cabo Ltda.	-	-	-	-	100.00
614 TVH Vale Ltda.	100.00	100.00	-	-	100.00
Vivax Ltda.	-	-	-	100.00	-
614 Telecomunicações Ltda. - Big TV	-	-	-	100.00	-
614 Serviços de Internet Maceió Ltda. - Big TV	100.00	100.00	-	-	100.00
614 TVT Maceió S.A. – Big TV	-	-	-	50.00	50.00
614 Serviços de Internet João Pessoa Ltda. - Big TV	100.00	100.00	-	-	100.00
614 TVP João Pessoa S.A. – Big TV	-	-	-	50.00	50.00
614 Interior Linha S.A. – Big TV	-	-	-	-	100.00
Zerelda Participações Ltda. – Big TV	-	-	-	-	100.00
TV a Cabo Guarapuava Ltda. – Big TV	-	-	-	-	100.00
TV Jacarandá Ltda. – Big TV	-	-	-	-	100.00
TV a Cabo Cascavel Ltda. – Big TV	-	-	-	-	100.00
EBS Empresa Brasileira de Sinais Ltda. – Big TV	-	-	-	-	100.00
TVC Oeste Paulista Ltda. – Big TV	-	-	-	-	100.00
614 TVG Guarulhos S.A. – Big TV	-	-	-	-	100.00
ESC 90 Telecomunicações Ltda.	-	100.00	-	-	-

During 2010 and 2009, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

1. Operations – Continued

Company	Date of Incorporation	Net assets merget	Company	Date of Incorporation	Net assets merget
Net Belo Horizonte Ltda.	11/30/2010	112,183	614 TVP João Pessoa S.A.	11/30/2009	18,316
Net Bauru Ltda.	11/30/2010	19,617	614 TVT Maceió S.A.	11/30/2009	19,723
Net Goiania Ltda.	11/30/2010	42,941	Net Campo Grande Ltda.	10/30/2009	26,786
Net Ribeirão Preto Ltda.	11/30/2010	61,288	Net São José do Rio Preto Ltda.	10/30/2009	22,610
Net Sorocaba Ltda.	11/30/2010	58,284	Net Sul Comunicações Ltda.	10/30/2009	327,901
Net Paraná Comunicação Ltda.	11/30/2010	131,909	Net São Carlos Ltda.	10/30/2009	11,201
Net Campinas Ltda.	11/30/2010	91,908	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009	120,733
Net Recife Ltda.	07/31/2010	1,111	Antenas Comunitárias Brasileiras Ltda.	09/30/2009	18,117
Horizonte Sul Comunicações Ltda.	07/31/2010	3,741	Televisão a Cabo Criciúma Ltda.	09/30/2009	539
ESC90 Telecomunicações Ltda.	07/31/2010	34,819	Net Arapongas Ltda.	09/30/2009	904
Vivax Ltda.	11/30/2009	203,482	Net Londrina Ltda.	09/30/2009	14,584
Net Indaiatuba Ltda.	11/30/2009	5,141	Net Maringá Ltda.	09/30/2009	9,641
Net Franca Ltda.	11/30/2009	9,949	614 TVG Guarulhos S.A.	09/30/2009	11,203
Net Anápolis Ltda.	11/30/2009	2,545	614 Telecomunicações Ltda.	04/30/2009	20,654
TV Jacarandá Ltda.	11/30/2009	237	614 Interior Linha S.A.	04/30/2009	(903)
TV a Cabo Guarapuava Ltda.	11/30/2009	437	TVC Oeste Paulista Ltda.	04/30/2009	308
TV a Cabo Cascavel Ltda.	11/30/2009	507	Net Florianópolis Ltda.	02/28/2009	275,918

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies

2.1 Basis of preparation

The Company’s consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain estimates made by the Company's management. The consolidated financial statements were prepared using the historical cost basis, except for the valuation of certain assets acquired and liabilities assumed in connection with business combinations and financial instruments, which were measured at fair value.

The Company has adopted all standards, revised standards and interpretations issued by the IASB that were in effect on December 31, 2010.

The Company's management approved and authorized the issuance of the consolidated financial statements on February 16, 2011.

The Company’s consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and subsidiaries. All reporting periods are consistent with those of the parent company and accounting policies are uniformly adopted across the Company.

Subsidiaries are consolidated as of their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Controlling company interest in share capital, reserves and retained earnings of subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

The Company’s Board of Directors has the power to amend the consolidated financial statements after its issuance.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.2 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian reais (R$), which is the functional and presentation currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange ruling at the reporting date. All differences are taken to income in the statement of comprehensive income.

2.3 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees are deferred to the extent that they exceed direct selling expenses and are amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to income in the statements of comprehensive income over the contractual period. Revenues related to special projects and access to the network are recognized based on average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate (EIR), which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the statement of comprehensive income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.4 Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the income statement.

2.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are noninterests bearing. The allowance for doubtful accounts is established on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and  any outstanding receivable older than 180 days is written off. The allowance for doubtful accounts is comprised, substantially, of account balances which are 90 to180 days in arrears.

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

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as shown on footnote 13. Subsequent costs are capitalized if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is charged to income in the statement of comprehensive income. Repairs and maintenance expenditures are expensed as incurred.

The residual values and estimated useful lives of assets are reviewed and adjusted, if necessary, on an annual basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.8 Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

Intangible assets are assessed as having finite or indefinite estimated useful lives.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as shown on footnote 14. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of comprehensive income in the expense category consistent with the function of the intangible assets.The estimated useful lives of intangible assets with indefinite useful lives are not amortized, but are tested for impairment at the end of each reporting period  at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

2.9 Impairment of non-financial assets

In accordance with IAS 36, at each financial statement date, the Company assesses whether there are any indicators that an asset may be impaired. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the greater of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow (before taxes) arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for impairment at least once a year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.9 Impairment of non-financial assets – Continued

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized as an operating expense in the in the income statement.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

2.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the fair value of net assets acquired and liabilities assumed, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the income statement.

2.11 Taxes

Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.11 Taxes  – Continued

Sales tax

Revenues, expenses and assets are recognised net of the amount of sales tax, except:

•      Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authorities, in which case the sales tax is recognised as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•      Receivables and payables that are stated with the amount of sales tax included; and

•      The net amount of sales tax recoverable from, or payable to, the taxation authorities is included as part of receivables or payables in the consolidated balance sheets.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments

Initial recognition and subsequent measurement

i)       Financial assets

Initial recognition and measurement

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables; iii) held-to-maturity investments; or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognised in finance income or finance costs in the income statement. As of December 31, 2010 and 2009, financial assets classified at fair value through profit or loss are derivative financial instruments.

Loans and receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate method (EIR), less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

The EIR amortisation is included in finance income in the statement of comprehensive income. The losses arising from impairment are recognised in the statement of comprehensive income in finance costs. As of December 31, 2010 and 2009, financial assets classified as loans and receivables are trade accounts receivable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments – Continued

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. As of December 31, 2010 and 2009, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are those non derivative that are neither classified as financial assets at fair value through profit or loss, loans and receivables and held-to-maturity investments. Available-for-sale financial assets include equity and debt securities. As of December 31, 2010 and 2009, the Company did not have any available-for-sale financial assets.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

• The rights to receive cash flows from the asset have expired;

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments – Continued

ii)     Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments – Continued

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statements of comprehensive income. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance costs in the statements of comprehensive income.

iii)   Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognised initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade accounts payable, accounts payable – programming suppliers, other current liabilities, debt and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments – Continued

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognised in the statements of comprehensive income. As of December 31, 2010 and 2009, the Company did not have any available-for-sale financial liabilities.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in the statements of comprehensive income when the liabilities are derecognised as well as through the effective interest rate method (EIR) amortisation process. As of December 31, 2010 and 2009, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the statements of comprehensive income.

iv)   Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the statements of comprehensive income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.13 Financial instruments – Continued

Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

v)     Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

vi)   Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Notes 24 and 25.

2.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the income statement on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.15 Operating segment

An operating segment is defined as a component of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. Since all decisions are made on the basis of consolidated reports, all services are provided using the same cable network, there are no managers responsible for any specific element of the business, and all decisions relating to strategic planning, finance, purchasing, investment and liquidity application are made on a consolidated basis, the Company has concluded it has a single reportable segment.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.16 Significant accounting judgments, estimates and assumptions – Continued

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, as described in Note 3, the Company entered into certain business combinations. Under IFRS 3, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.  The valuation assumptions include estimates of discounted cash flow and discount rates.  Use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed.

The assumptions used for assessment includes estimates of discounted cash flow or discounted rates and can result in different estimated values of assets acquired and liabilities assumed.

c) Test of impairment of non-financial assets

At each financial statement date, the Company assesses whether there are any indicators of impairment. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when indicators of impairment exist.  Recoverable amounts are determined based on value-in-use calculations, using discounted cash flow assumptions established by management. These calculations require the use of estimates and use of alternative assumptions would result in different estimates of the value of assets acquired and liabilities assumed. The key assumptions used to determine the recoverable amount for the cash generating unit, including a sensitivity analysis, are further explained in footnote 14.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.16 Significant accounting judgments, estimates and assumptions – Continued

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

2.17 Standards issued, but not yet effective

IAS 24 Related Party Disclosures (Amendment)

The amended standard is effective for fiscal periods beginning on or after January 1, 2011. It clarified the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application.  The Company does not expect  that this standard will have an impact in the Company’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs’ work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. The Company does not expect that this standard will have a significant impact in the consolidated financial statements.

IFRIC 14 Prepayments of a minimum funding requirement (Amendment)

The amendment to IFRIC 14 is effective for annual periods beginning on or after January 1, 2011 with retrospective application. The amendment provides guidance on assessing the recoverable amount of a net pension asset. The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset. The Company does not expect  that this interpretation will have an impact in the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

2. Summary of significant accounting policies – Continued

2.17 Standards issued, but not yet effective – Continued

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid. The equity instruments issued are measured at their fair value. In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished. Any gain or loss is recognized immediately in profit or loss. The Company does not expect that this interpretation will have an impact in the consolidated financial statements.

Improvements to IFRSs

The IASB issued improvements to IFRSs, an omnibus of amendments to its IFRS standards. The amendments have not been adopted as they become effective for annual periods on or after either July 1, 2010 or January 1, 2011. The amendments listed below, are considered to have a reasonable possible impact on the Company:

•        IFRS 3 Business Combination.

•        IFRS 7 Financial Instruments: Disclosures.

•        IAS 1 Presentation of Financial Statements.

The Company does not expect that these improvements to IFRS will have a significant impact in the consolidated financial statements.

As per management, there are no other standards and interpretations issued that have not yet been adopted by the Company and that management expects that could have a material effect in the Company’s consolidated statements of comprehensive income and changes in stockholders’ equity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

3. Business combinations

Transactions - 2009 - Acquisition of ESC 90

On June 30, 2009, the Company concluded its acquisition of 100% of the shares of ESC 90 Telecomunicações Ltda. (ESC 90), a major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, State of Espírito Santo. The cash purchase price of R$97,943 (net of cash acquired) exceeded the fair value of assets acquired and liabilities assumed by R$41,384, resulting in goodwill which is deductible for tax purposes. Management believes the benefits of the transaction include the potential to grow pay-TV revenues by offering more attractive content to ESC 90 customers, launch the digital TV platform, and strengthen the broadband Internet platform in the market covered by ESC 90.

Management also believes there are medium-term benefits in terms of cost savings arising from operational and financial synergy, and the Company’s competitive position in the market will be improved.

The acquisition has been accounted for using the purchase method and the financial statements and operational earnings of ESC 90 have been consolidated in the Company’s consolidated financial statements as of June 30, 2009.

The fair value of assets acquired and liabilities assumed is as follows:

Fair value on the acquisition date
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

The amounts of revenue and profit of ESC90 since the acquisition date are not presented herein, as ESC90 is not material to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

3. Business combinations – Continued

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

The fair value of assets acquired and liabilities assumed is as follows:

Fair value on the acquisition date
Assets
Property and equipments	87,180
Intangibles
Customer relationships	16,223
Licenses	94,602
Other assets	8,427
Total assets acquired	206,432

Liabilities
Tax installment plan	(1,756)
Provisions	(36,053)
Other liabilities	(27,945)
Deferred income	(46,268)
Total liabilities assumed	(112,022)

Net assets acquired	94,410

Purchase price net of cash acquired	372,508

Goodwill	278,098

Revenues and net income for the acquired company in the period prior to the acquisition dates are not shown as these amounts are not material to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

4. Net sales

Net sales revenues for the year are as follows:

	12/31/2010	12/31/2009	12/31/2008
Gross sales	7,101,588	6,070,401	4,852,755
Taxes on sales	(1,259,841)	(1,094,667)	(879,690)
Discounts and cancellations	(436,078)	(362,345)	(282,656)
Net sales	5,405,669	4,613,389	3,690,409

Taxes levied on sales consist primarily of ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.60%), and FUST (1%) and FUNTTEL (0.5%) taxes. All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	12/31/2010	12/31/2009	12/31/2008

Programming costs	(1,262,083)	(1,037,368)	(849,006)
Materials and maintenance	(62,785)	(53,488)	(44,531)
Personnel	(385,621)	(319,857)	(224,539)
Pole rental	(70,457)	(78,629)	(55,124)
Depreciation	(600,911)	(496,183)	(322,700)
Amortization	(166,284)	(18,713)	(81,357)
Programming guide	(12,744)	(12,976)	(13,782)
Third party service	(393,341)	(335,984)	(240,378)
Network electrical power	(27,495)	(39,072)	(34,288)
Vehicles	(38,151)	(30,095)	(22,892)
Telecommunications	(246,332)	(295,350)	(205,381)
Copyrights – ECAD	(46,571)	(41,175)	(29,772)
Sales commission	(1,700)	(1,714)	(1,548)
Lease of ducts	(21,049)	(7,434)	(7,012)
Other	(11,294)	(21,774)	(21,144)
	(3,346,818)	(2,789,812)	(2,153,454)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

6. Finance results

	12/31/2010	12/31/2009	12/31/2008
Finance income:
Interest on cash and cash equivalents	84,585	54,027	89,980
Interest on prepaid rights for use	46,672	3,779	-
Interest and fines on late monthly payments	31,938	25,951	18,843
Interest on tax credits	5,226	3,143	3,065
Discounts obtained	616	181	599
Other	317	5,698	1,448
	169,354	92,779	113,935

Finance expenses:
Finance charges on loans and debentures	(183,710)	(179,355)	(157,474)
Monetary exchange rate variation on debt	37,646	195,831	(236,281)
Finance charges and monetary exchange – related parties	(75,215)	(11,270)	(4,151)
Finance charges on provisions for contingencies	(10,580)	(12,838)	(8,360)
Reversal of PIS/COFINS (footnote 20)	-	124,269	-
Losses on derivatives	(65,915)	(97,345)	4,977
IOF tax on intercompany transactions	(23,343)	(11,185)	5,490
PIS and COFINS taxes on interest income	(11,041)	(10,870)	(9,370)
Interest on suppliers and taxes	(4,895)	(4,808)	(976)
Discounts extended	(15,107)	(9,892)	(2,930)
Monetary and exchange rate variation on programming liabilities	16	2,599	(3,827)
Other	(7,278)	(12,471)	(19,560)
	(359,422)	(27,335)	(432,462)
Total	(190,068)	65,444	(318,527)

7. Expenses by nature

The Company elected to present its consolidated statement of comprehensive income by function. The table below shows details by nature:

	12/31/2010	12/31/2009	12/31/2008
Programming costs	(1,262,083)	(1,037,368)	(849,006)
Other costs	(538,577)	(581,707)	(435,472)
Third party service	(795,416)	(635,339)	(492,295)
Depreciation and amortization	(901,225)	(618,748)	(493,368)
Payroll expenses	(750,843)	(651,203)	(531,773)
Other income and expenses	(499,466)	(465,555)	(402,958)
	(4,747,610)	(3,989,920)	(3,204,872)

Classified as:
Cost of services sold	(3,346,818)	(2,789,812)	(2,153,454)
Selling expenses	(594,470)	(505,063)	(429,545)
General and administrative expenses	(792,597)	(634,656)	(604,968)
Other	(13,725)	(60,389)	(16,905)
	(4,747,610)	(3,989,920)	(3,204,872)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

8. Cash and cash equivalents

	12/31/2010	12/31/2009
Cash and banks	43,227	138,994
Banking deposit certificates	15,297	98,106
Fixed-income investment funds	763,036	778,505
	821,560	1,015,605

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.64% in 2010 and 9.84% in 2009). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

9. Trade accounts receivable

	12/31/2010	12/31/2009
Trade accounts receivable	395,465	306,123
(-) Allowance for doubtful accounts	(44,560)	(42,171)
	350,905	263,952

Due dates of the receivables are as follows:

	12/31/2010	12/31/2009
Due	211,820	160,826

Overdue:
Up to 30 days	116,939	83,256
31 – 60 days	18,580	15,288
61 – 90 days	11,628	12,060
91- 180 days	36,498	34,693
	395,465	306,123

The average term for receipt of subscriptions receivable is approximately 30 days.  The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days.  Amounts overdue by more than 180 days are written off.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

9. Trade accounts receivable – Continued

Allowance for doubtful accounts is shown below:

At January 1, 2008	(29,764)
Expense for the year	(40,310)
Utilized	32,111
At December 31, 2008	(37,963)
Expense for the year	(41,053)
Utilized	36,845
At December 31, 2009	(42,171)
Expense for the year	(41,311)
Utilized	38,922
At December 31, 2010	(44,560)

10. Inventories

	12/31/2010	12/31/2009
Material for maintenance of networks	32,379	24,479
Material for technical assistance	49,671	34,284
	82,050	58,763

In the year ended December 31, 2010, the Company consumed R$62,785 (R$53,488 in 2009 and R$44,531 in 2008) of materials related to the maintenance of networks and technical assistance, which were recorded in cost of services rendered.

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims as shown below:

Judicial deposits	12/31/2010	12/31/2009
Labor	13,754	9,409
Civil	2,519	1,638
Lease of poles and ducts	21,354	22,871
Copyrights – ECAD	25,633	20,459
Tax	16,976	16,733
Social Security	3,499	3,499
	83,735	74,609

All states in which Net Serviços’ subsidiaries operate, except for the State of Rio Grande do Sul, are subject to to the provisions in the ICMS Agreement 57/99. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company challenged the rate of 12% and made judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. However, in November 2009 a judicial decision was made in favor of the State resulting in the release of R$50,869 from the related judicial deposit in favor of the State.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

12. Income taxes and social contribution

a. Income taxes and social contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	12/31/2010	12/31/2009	12/31/2008
Current income tax and social contribution expenses	(78,063)	(111,561)	(81,215)

Deferred income tax and social contribution on:
Temporary differences	20,741	202,980	(1,190)
Tax losses and negative tax basis of social contribution	(31,332)	(30,986)	(1,398)
Goodwill	(89,259)	(29,489)	(76,157)
Amortization property, equipment and intangible	17,073	16,091	13,204
Total deferred tax income	(82,777)	158,596	(65,541)
Total income tax benefit (expenses)	(160,840)	47,035	(146,756)

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010, 2009 and 2008.

The amounts reported as income tax expense in the consolidated statements of comprehensive income are reconciled to the statutory rates as follows:

	12/31/2010	12/31/2009	12/31/2008

Profit before income taxes and social contribution	467,991	688,913	167,010

Income taxes and social contribution at the nominal rate of 34%	(159,117)	(234,230)	(56,783)

(Additions) / exclusions:
Income taxes and social contribution on permanently nondeductible expenses	(2,623)	(9,297)	(21,472)

Other reconciling items:
Recognition of deferred income taxes and social contribution on tax losses and negative base from prior years	-	872	5,479
Unrecorded benefit from current year tax losses	(59,338)	(46,931)	(87,214)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous years	7,825	47,352	24,326
Recognition/ derecognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous years	45,614	293,736	14,200
Other	6,799	(4,467)	(25,292)
Income taxes and social contribution for the year	(160,840)	47,035	(146,756)
Effective rate	(34.37%)	6.83%	(87.87%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

12. Income taxes and social contribution – Continued

a. Income taxes and social contribution – Continued

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

	12/31/2010	12/31/2009
Recoverable taxes:
Withhold income tax	38,515	30,359
Recoverable federal taxes	66,052	43,479
Recoverable state tax	17,572	490
Other	762	352
	122,901	74,680
Current	28,385	3,624
Non-current	94,516	71,056

Deferred taxes:
Assets
Income taxes:
Tax loss carryforwards	218,239	241,041
Temporary differences:
Provisions	102,762	100,940
Allowance for doubtful accounts	19,712	8,890
Profit participation plan	25,140	25,364
Currency exchange and derivative losses	12,714	11,024
Property, equipment, inventories and trade payables	24,585	20,870
Goodwill	8,533	61,689
	193,446	228,777
	411,685	469,818

Social contribution:
Tax loss carryforwards	81,098	89,628
Temporary differences:
Provisions	36,994	36,338
Allowance for doubtful accounts	7,076	3,201
Profit participation plan	9,050	9,131
Currency exchange and derivative losses	4,577	3,968
Property, equipment, inventories and trade payables	8,850	7,513
Goodwill	3,093	22,208
	69,640	82,359
	150,738	171,987
	562,423	641,805

Tax credits resulting from goodwill Net Brasília Ltda.	-	2,131
	562,423	643,936

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

12. Income taxes and social contribution – Continued

b. Deferred and recoverable taxes

Rollforward of deferred tax assets	Tax loss carryforwards	Temporary differences	Total

Balance on December 31,2008	364,498	123,872	488,370
Additions	-	378,998	378,998
Reductions	(33,829)	(191,734)	(225,563)
Balance on December 31, 2009	330,669	311,136	641,805
Additions	-	64,916	64,916
Reductions	(31,332)	(112,966)	(144,298)
Balance on December 31, 2010	299,337	263,086	562,423

Liabilities Income taxes: Temporary differences	12/31/2010	12/31/2009
Intangible assets	136,687	136,487
Property and equipment	(1,967)	(2,096)
Other	1,363	760
	136,083	135,151
Social contribution:
Temporary differences
Intangible assets	49,205	49,135
Property and equipment	(708)	(754)
Other	491	273
	48,988	48,654
	185,071	183,805

The balance of deferred income tax and social contribution liability derived from business combinations of companies Vivax Ltda., Net Jundiaí Ltda., Big TV and ESC90 whose roll forward schedule is as follows:

Rollforward of deferred tax liabilities
Balance on December 31,2008	185,156
Additions	14,634
Reductions	(15,985)
Balance on December 31, 2009	183,805
Additions	18,542
Reductions	(17,276)
Balance on December 31, 2010	185,071

During 2010 and 2009, the Company merged with several profitable subsidiaries. Therefore, supported by projected future taxable income arising from operating activities of these subsidiaries, the Company recognized deferred tax assets on temporary differences, based on expected recovery of tax credits.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

12. Income taxes and social contribution – Continued

b. Deferred and recoverable taxes – Continued

The estimated realization of deferred tax assets is determined based on the projection of future taxable income as follows:

2011	155,602
2012	140,147
2013	92,814
2014	113,069
2015 to 2020	60,791
562,423

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at December 31, 2010 that are the same used for the assessment of recovery assets disclosed in note 14. Consequently, these estimates may not be realized in the future as expected due to the uncertainties inherent in these forecasts.

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

	12/31/2010			12/31/2009
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Gross amounts	2,817,601	3,350,400	-	3,074,644	3,741,608	-
Tax benefit (25% / 9%)	704,400	301,536	1,005,936	768,661	336,745	1,105,406
Recognized tax benefit	(218,239)	(81,098)	(299,337)	(241,041)	(89,628)	(330,669)
Non-recognized tax benefit	486,161	220,438	706,599	527,620	247,117	774,737

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

13. Property, plant and equipment

Cost	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Land and other	Total
Balances on December 31, 2008	4,661,235	112,471	42,642	26,859	76,151	5,035	33,452	4,540	4,962,385
Additions	982,325	21,467	1,345	1,798	7,804	405	7,350	918	1,023,412
Additions through acquisition of companies	32,136	692	68	220	8	115	210	-	33,449
Write- offs	(42,506)	(1,582)	(346)	(435)	(3)	(462)	(88)	(47)	(45,469)
Balances on December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	1.149.341	6,115	1,180	2,411	11,157	57	9,418	2,732	1,182,411
Transfers	(93)	3	(27)	32	(15)	-	-	-	(100)
Write- offs	(108,906)	(854)	-	(42)	(23)	(994)	(176)	-	(110,995)
Balances on December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093

Accumulated depreciation
Depreciation rate per annum	8.33% to 20%	20% to 33.33%	10%	10%	4% to 25%	20%	20%	-	-
Balances on December 31, 2008	(2,542,204)	(81,485)	(28,687)	(15,899)	(38,111)	(3,173)	(15,145)	-	(2,724,704)
Additions – purchase	(487,042)	(15,341)	(3,214)	(2,062)	(4,213)	(1,062)	(5,957)	-	(518,891)
Transfers	1,505	286	(197)	(13)	(1,454)	(101)	506	502	1,034
Write- offs	33,267	1,624	197	255	-	393	85	-	35,821
Balances on December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions – purchase	(593,672)	(17,868)	(2,766)	(2,081)	(4,351)	(497)	(7,045)	-	(628,280)
Transfers	62	(25)	(9)	(5)	14	-	-	-	37
Write- offs	110,299	854	-	19	13	878	177	-	112,240
Balances on December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)

Net book value at December 31, 2008	2,119,031	30,986	13,955	10,960	38,040	1,862	18,307	4,540	2,237,681
Net book value at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net book value at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350

On December 31, 2010, R$140,470 (R$3,265 on December 31, 2009) of property and equipment items were provided as a guarantee for certain fiscal and labor claims against the Company.

During the year ended December 31, 2010, the Company transferred items in the amount of R$83,983 (R$35,061 during 2009) from inventories to property, plant and equipment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

14. Intangible assets

	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances on December 31, 2008	1,903,563	407,795	362,216	289,223	8,107	2,970,904
Additions	-	-	69,760		-	69,760
Additions through acquisition of companies	25,053	30,931	64	15,144	-	71,192
Transfers	-	-	(1,165)	-	-	(1,165)
Balances on December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	67,484	-	-	67,484
Transfers	-	-	100	-	-	100
Write- offs	-	-	(20,380)	-	-	(20,380)
Balances on December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895

Accrued amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balances on December 31, 2008	(178,742)	(1,806)	(225,794)	(89,595)	(5,210)	(501,147)
Additions	-		(35,183)	(49,466)	(1,634)	(86,283)
Write- offs	-		(93)	-	-	(93)
Balances on December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)
Additions	-	-	(53,601)	(50,727)	(448)	(104,776)
Transfers	-	-	(36)	-	-	(36)
Write- offs	-	-	20,380	-	-	20,380
Balances on December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)

Net book value at December 31, 2008	1,724,821	405,989	136,422	199,628	2,897	2,469,757
Net book value at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168
Net book value at December 30, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized if they have an indefinite useful life. This indefinite useful life was determined based on the fact that these licenses are automatically renewable if the Company meets the mandatory requirements of ANATEL. Brazilian law guarantees renewal of these licenses and the Company intends in extending them indefinitely.

Intangible assets with finite useful lives are represented mainly by rights to use software internally developed together with specialized companies, adapted for use by the Company based on existing software available in the market, which are amortized over 60 months, and by the customer portfolio, which is amortized over 72 months or the average estimated period that subscribers remain connected to the system.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model based on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions made are based on consolidated financial and operating data.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

14. Intangible assets – Continued

Key assumptions for the value in use estimates, for which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2011 – 2015, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

•         Costs and operating expenses – The costs and expenses were projected on the basis of the Company’s historical performance, and expense growth was projected in line with the growth of the connected homes base taking into account the expected volume of new sales, installations and changes in mix of products designed by management.

•         Capital investments – Investments in property and equipment were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and technological changes needed  to enable the continuous offer of value-added multiservice to the base of connected households.

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the management and the Board of Directors.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the Company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The Company used the zero nominal growth rates to extrapolate the projections beyond the period of 5 years.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

15. Trade accounts payable

	12/31/2010	12/31/2009
Domestic suppliers	324,681	292,994
Foreign suppliers	24,799	34,721
	349,480	327,715

The trade accounts payable do not bear interest and usually are settled in 30 days.

16.  Accounts payable - programming suppliers

Description	12/31/2010	12/31/2009

Related parties
Net Brasil S.A.	81,610	60,903
Globosat Programadora Ltda.	-	8,796
	81,610	69,699

Third parties	53,203	54,903

	134,813	124,602

The table below shows programming and related costs incurred:

	Operating income
Companies	12/31/2010	12/31/2009	12/31/2008
Related parties
Net Brasil S.A.	(905,929)	(674,744)	(541,687)
Globosat Programadora Ltda.	-	(8,227)	(24,472)
	(905,929)	(682,971)	(566,159)

Third parties	(356,154)	(354,397)	(282,847)

	(1,262,083)	(1,037,368)	(849,006)

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

Additionally, the contracts for the acquisition of existing international program content are negotiated by the Company directly and remain valid between 2011 and 2013.

In 2010, pay per view (PPV) programming previously acquired from Globosat started being acquired from Net Brasil S.A.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

17. Debt

			Effective interest rate per annum
Local currency	Currency	Nominal interest rate per annum	12/31/2010	12/31/2009	12/30/2010			12/31/2009
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	65,512	80,598	146,110	62,440	154,998	217,438
Finame PSI	R$	4.50 to 5.50%	4.50%	-	2,373	110,608	112,981	-	-	-
Bank Credit Note	R$	CDI + 2.10% to 2.55%	12.96%	11.39%	2,679	145,000	147,679	2,704	170,000	172,704
					70,564	336,206	406,770	65,144	324,998	390,142
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	20,628	578,345	598,973	7,510	603,940	611,450
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,495	249,930	252,425	2,531	261,180	263,711
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	5,653	330,429	336,082	5,940	345,164	351,104
					28,776	1,158,704	1,187,480	15,981	1,210,284	1,226,265

Loans and financings Total					99,340	1,494,910	1,594,250	81,125	1,535,282	1,616,407

			Debentures
			12/31/2010	12/31/2009

Non-convertible debentures			58,000	58,000	5,525	578,476	584,001	4,350	578,047	582,397

Total debt					104,865	2,073,386	2,178,251	85,475	2,113,329	2,198,804

Bank Credit Note

In November 2006, the Company contracted with Itaú Bank a bank credit note in the total amount of R$220,000, of which R$50,000 was prepaid by the Company in 2007.

On August 31, 2009, the note was amended and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges on this note were changed from CDI plus a spread of 1.2% to CDI plus a spread of 2.55% per annum, with no retroactive effect.

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million (equivalent to R$593,425 as of December 31, 2010), with maturity in January,  2020 and a nominal interest rate of  7.5% per annum, payable semiannually in January and July of each year. The Notes are guaranteed by all the Company's subsidiaries.

The securities can be redeemed in full or in part any time.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

17. Debt – Continued

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes in the amount of US$150 million (equivalent to R$326,966 as of December 31, 2010), with indefinite maturity and an annual interest rate of 9.25% per annum, payable in the second month of each quarter.  The Notes are guaranteed by all the Company's subsidiaries. Since November 2009, the Company has the option to redeem, in whole but not in part, on the date of any interest payment, 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable.

FINAME

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from FINAME - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2010, funds raised under this program amounted to R$103,716 (R$83,584 in 2009 and R$93,503 in 2008). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and a fixed rates between 4.50% and 5.50 per annum, a five year term, and are collateralized by the assets financed.

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect shareholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520 as of December 31, 2010) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October and April of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by the Company and its subsidiaries

Debentures

On December 1, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

17. Debt – Continued

Debentures – Continued

On September 23, 2009, as decided during the Company debenture holders’ meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012.  The following decisions were also approved at the meeting: (i) beginning October 1, 2009, debenture remuneration corresponded to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$1,760 as a bonus for renewing debentures was paid on October 1, 2009 to the holder of these debentures. The remaining items related to the 6th issuance remain unchanged.

Covenants

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

-          Maintenance of the ratio obtained from dividing Net Consolidated Debt by   EBITDA, as defined in the debt agreement, at less than 2.5;

-          Maintenance of the ratio obtained from dividing EBITDA by expenses net of consolidated interest, as defined in the debt agreement, at 1.5 or above.

As of December 31, 2010, the Company is in compliance with these above mentioned covenants.

Debt cost

As of December 31, 2010, the Company has R$10,471 of debt costs that are recorded offsetting the correspondent debt. The amortization schedule of these costs is set out below:

Year	Inbursa	Debentures	Global Notes 2020	Total
2011	265	429	616	1,310
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015 – 2019	1,879	215	2,977	5,071
	3,076	1,954	5,441	10.471

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

18. Copyright payable - ECAD

ECAD (Escritório Central de Arrecadação e Distribuição) is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2010 the Company and its subsidiaries had a provision of R$99,386 (R$77,794 on December 31, 2009) for amounts payable to ECAD and have judicial deposits of R$25,633 (R$20,459 on December 31, 2009) as disclosed in note11.

19. Related parties

a)      Employee benefits

Employee salary, benefits and related expenses are stated as follows:

Description	12/31/2010	12/31/2009	12/31/2008
Payroll and related charges	534,561	432,873	341,627
Profit participation plan	82,077	106,916	108,134
Statutory benefits	78,693	67,478	49,856
Additional benefits	55,512	43,936	32,156
	750,843	651,203	531,773

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

(ii)        Additional Profit Participation Plan (PPR – Short term):   the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board of Directors.

(iii)    Long-term Profit Participation Plan (PPR long-term): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

a)      Employee benefits  – Continued

Additional benefits – Continued

(iv)    Profit Participation Additional Plan (PPR): the Company will make an additional payment of up to 0.6 of the monthly salary of employees. The principal purpose of this supplementary payment is to have the Board of Directors targets fulfilled 100% to 120%.

In connection with these plans, as of December 31, 2010, the Company had recorded provisions for salaries and social charges in the amount of R$100,626 (R$132,495 on December 31, 2009).

b)     Management’s remuneration

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	12/31/2010	12/31/2009	12/31/2008

Short-term remuneration	4,053	12,169	19,503
Long-term remuneration	5,248	3,921	5,791
	9,301	16,090	25,294

The remuneration consists of fixed and variable compensation plans as profit sharing and bonus plans additional profits short and long term, as mentioned in item a) above.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

c)      Related companies

The main asset and liability balances and profit and loss resulting from the transactions among related parties are shown below:

	Current assets
	Trade accounts receivable	Related parties	Prepaid rights for use		Total
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. Embratel	-	24,801	172,536	175,088	172,536	199,889

Associated companies
Globosat Programadora Ltda.	246	-	-	-	246	-

	246	24,801	172,536	175,088	172,782	199,889

	Non current assets
	Prepaid rights for use
Companies	12/31/2010	12/31/2009
Stockholders
Emp. Brasil.de Telecom. S.A. – Embratel	487,307	659,842
	487,307	659,842

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

c)      Related companies  – Continued

	Current liabilities
	Trade accounts payable		Accounts payable programming suppliers		Debt		Deferred revenues		Related parties	Total
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom, S.A. – Embratel	47,883	48,598	-	-	-	-	208,859	208,228	78,242	334,984	256,826
	47,883	48,598	-	-	-	-	208,859	208,228	78,242	334,984	256,826
Associated companies
Net Brasil S.A.( * )	-	-	81,610	60,903	-	-	-	-	-	81,610	60,903
Globosat Programadora Ltda.( * )	-	-	-	8,796	-	-	-	-	-	-	8,796
Brasilcenter Comunicações Ltda.	-	351	-	-	-	-	-	-	-	-	351
Claro S.A.	406	872	-	-	-	-	-	-	-	406	872
Americel S.A.	36	122	-	-	-	-	-	-	-	36	122
Primesys Soluções Empresariais S.A.	2,453	-	-	-	-	-	-	-	-	2,453	-
Editora Globo S.A.	995	991	-	-	-	-	-	-	-	995	991
Banco Inbursa S.A	-	-	-	-	5,653	5,940	-	-	-	5,653	5,940
Infoglobo Comunicações	1	-	-	-	-	-	-	-	-	1	-
	3,891	2,336	81,610	69,699	5,653	5,940	-	-	-	91,154	77,975

	51,774	50,934	81,610	69,699	5,653	5,940	208,859	208,228	78,242	426,138	334,801

(*) In 2010, pay per view (PPV) programming previously acquired from Globosat Programadora Ltda. started being acquired from Net Brasil S.A.

	Non-current liabilities				Total
	Debt		Deferred revenues		Non-current liabilities
Companies	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	611,594	782,279	611,594	782,279
	-	-	611,594	782,279	611,594	782,279
Associated companies
Banco Inbursa S.A	330,429	345,164	-	-	330,429	345,164
	330,429	345,164	611,594	782,279	942,023	1,127,443

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

c)      Related companies  – Continued

	Operating results
	Rental revenues / telecommunications			Financial			Expenses telecommunications			Programming / sales commissions			Programming guide			Total
Companies

	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008	12/31/2010	12/31/2009	12/31/2008
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	451,132	391,624	273,829	(11,850)	(7,257)	(4,426)	(370,695)	(262,890)	(167,421)	-	-		-	-		68,587	121,477	101,982
	451,132	391,624	273,829	(11,850)	(7,257)	(4,426)	(370,695)	(262,890)	(167,421)	-	-		-	-		68,587	121,477	101,982
Associated companies

Net Brasil S.A.	-	-	-	-	-	-	-	-	-	(905,929)	(674,744)	(541,687)	(1,701)	(1,714)	(1.548)	(907,630)	(676,458)	(543,235)
Globosat Programadora Ltda.	2,097	1,676	2,242	-	-	-	-	-	-	-	(8,227)	(24,472)	(570)	-	-	1,527	(6,551)	(22,230)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	-	-	(11,839)	(11,504)	(12,835)	(11,839)	(11,504)	(12,835)
Infoglobo Comunicações Ltda.	-	-	-	-	-	-	-	(2)	(8)	-	-	-	-	-	-	-	(2)	(8)
Claro S.A.	-	-	-	-	-	-	(5,195)	(6,432)	(5,035)	-	-	-	-	-	-	(5,195)	(6,432)	(5,035)
Brasilcenter Comunicações Ltda.	-	-	-	-	-	-	-	(546)	(8,591)	-	-	-	-	-	-	-	(546)	(8,591)
Americel S.A.	-	-	-	-	-	-	(1,133)	(1,207)	(826)	-	-	-	-	-	-	(1,133)	(1,207)	(826)
Primesys Soluções Empresariais S.A.	-	-	-	-	-	-	(3,841)	-	(62)	-	-	-	-	-	-	(3,841)	-	(62)
Click 21	-	-	-	-	-	-	-	(26)	(23)	-	-	-	-	-	-	-	(26)	(23)
Banco Inbursa S.A.	-	-	-	(16,695)	84,132	(166,527)	-	-	-	-	-	-	-	-	-	(16,695)	84,132	(166,527)
	2,097	1,676	2,242	(16,695)	84,132	(166,527)	(10,169)	(8,213)	(14,545)	(905,929)	(682,971)	(566,159)	(14,110)	(13,218)	(14,383)	(944.806)	(618,594)	(759,372)
	453,229	393,300	276,071	(28,545)	76,875	(170,953)	(380,864)	(271,103)	(181,966)	(905,929)	(682,971)	(566,159)	(14,110)	(13,218)	(14,383)	(876,219)	(497,117)	(657,390)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

c)      Related companies – Continued

The right to use the trademark Net has been assigned by Net Brasil S.A..

The programming contracts and pay-per-view with companies related to the Organizações Globo are SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A.

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

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

a)      Prepaid rights for use

a1) Net Fone revenue — In December 2009, Embratel paid us an amount of R$873,539 in the irretrievable and indefeasible acquisition of the right to use the maximum transmission capacity of 3 GBs generated by the Company’s coaxial  network, for a period of five years renewable for the same period through future negotiations between the parties.  The invested value, which was paid in cash, and accounted as deferred revenue to be amortized under the terms of the contract over 60 months, is consistent with the expected usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on a monthly basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

c)  Related companies – Continued

a)  Prepaid rights for use – Continued

a2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. In December 2009, the Company invested R$849,632 in irrevocable and irreversible acquisition of 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and account as an asset to be amortized under the terms of the contract in 60 months, is consistent with the expected usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. Amounts exceeding the monthly maximum capacity acquired are expensed as incurred.

The movement of asset and liabilities of direct referrals are as follows:

Assets	Prepaid rights for use

Balance on 01/01/2009	-
Additions	849,632
Amortization	(14,702)
Balance on 12/31/2009	834,930
Amortization	(175,087)
Balance on 12/31/2010	659,843
Current	172,536
Non-current	487,307

Liabilities
Deferred revenues (Net Fone)

Balance on 01/01/2009	-
Additions	873,539
Amortization	(15,115)
Balance on 12/31/2009	858,424
Amortization	(180,015)
Balance on 12/31/2010	678,409

Current	177,391
Non-current	501,018

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

19. Related parties – Continued

c)      Related companies – Continued

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

c) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues.

d) Network access revenue –  Remunerated on the basis of the increase of Net Fone’s   subscribers basis.

e)      Optic fiber lease revenue –  Remunerated in accordance with specific contract.

 f) Revenues from PME (services for small and medium businesses) –  These services are  .remunerated under specific contractual conditions, 50% of net amount of accounts .invoiced by Embratel, net of taxes and interconnection fees.

20. Commitments and provisions

I) Commitments

The Company has several contracts for rental of street lighting posts, underground ducts and offices renewed automatically each year for varying terms. These contracts may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months and rescission penalties. These expenses amounted to R$97,872 in 2010 (R$102,262 in 2009 and R$74,527 in 2008). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$11,865 as of 2010 (R$28,478 as of December 31, 2009).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

20. Commitments and provisions – Continued

II) Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. Additionally, it is not possible to predict when these cases will be settled once they are dependent on factors not controlled by the Company’s management.

Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions	18,721	23,858	65,466	-	108,045
Addition of ESC 90	290	25	17,721	-	18,036
Currency adjustments	1,018	373	16,370	276	18,037
Payments and reversals	(13,157)	(13,190)	(202,025)	(6,318)	(234,690)
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions	20,040	22,988	76,659	-	119,687
Currency adjustments	1,484	752	29,033	50	31,319
Payments and reversals	(41,914)	(24,204)	(135,194)	(293)	(201,605)
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 1,773 lawsuits, mostly arising from employees and third party complaints. The main claims are for subsidiary liability and dangerous work pay. The Company made judicial deposits in the amount of R$13,754 as of December 31, 2010 (R$9,409 as of December 31, 2009) in relation to labor cases.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

20. Commitments and provisions – Continued

II) Provisions – Continued

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

The appeal in the civil proceedings mainly relate to indemnifications for personal and material damages sought by subscribers, except for actions relating to lease of poles and ducts, in which the Company is requesting to change the monthly rent amounts.

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their statement of comprehensive incomes, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the main tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company is objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it has recorded a provision of R$87,342 as of December 31, 2009 (R$112,443 as of December 31, 2009).

b. IOF (Financial operations tax)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management believes that such transfers are not subject to Financial IOF charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of R$80,895 at December 31, 2009 (R$60,718 at December 31, 2009).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

20. Commitments and provisions – Continued

II) Provisions – Continued

c) Tax and social security provisions – Continued

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes (Notes) are not subject to IRRF and IOF, as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance, the Company recorded a provision of R$148,419 at December 31, 2010 (R$143,281 at December 31, 2009) related to these taxes.

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

Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of R$124,269. The adjustment was recorded as a reduction in financial expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

20. Commitments and provisions – Continued

III) Contingent liabilities not recorded

In addition to the contingencies mentioned above, there are other open cases, in the amount of R$840,864 (R$364,525 in 2009) in the consolidated, which legal advisors assess as possible but not probable losses and thus, no provisions were recorded.

The main cases in which risk of loss is rated as "possible" are summarized below:

         a. Disallowance of expenses - Income tax and social contribution

                                    .

The subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian  Internal Revenue Service questioning part of expenses considered as deductible in its calculation of income tax and social contribution basis in the period between 2004 to 2008 in the amount of  R$403,389 and R$143,914, respectively.                                        Based on the decision at first instance rendered in 2010, values were reduced to        R$274,126 and R$97,821 and the probability of loss initially analyzed as remote, has shifted to possible.

.
Management believes that these expenses are in accordance with tax legislation, with the possible disallowance required by the tax authority.

  b. ISS (Imposto sobre Serviços) - the demand on services of public entertainment or amusement, leisure and entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus the taxation of ISS in the amount of R$115,955  as of December 31, 2010.

On defense, management maintains that services provided by cable TV companies are classified as communication services instead of public entertainment services.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

20. Commitments and provisions – Continued

III) Contingent liabilities not recorded – Continued

c.    Disallowed expenses and non-proven expenses

Net São Paulo and Net Rio received requests from the tax authorities in the amount of R$90,770 as of December 31, 2010 (R$88,660 as of December 31, 2009) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.                                                .

Our lawyers are of the view that these expenses are in accordance with tax legislation, considered as a possible contingency character desired by the disallowance by the tax authority.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

21. Stockholders’ equity

Capital stock

On December 31, 2010, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per Article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Brazilian Corporate Law.

The Company is controlled by GB Empreendimentos e Participações Ltda, whose stockholders are Globo Comunicação e Participações S.A (51% of ordinary shares) and Embratel Participações S.A. and its subsidiary Embratel (49% of ordinary shares and 100% of preferred shares). On December 31, 2010, Globo Comunicação e Participações S.A. holds 6.5% of the Company’s share capital and the Embratel Participações S.A. and its subsidiary Embratel holds 89.7% of the Company’s share capital.

On October 7,  2010, a shareholder Empresa Brasileira de Telecomunicacoes S.A. - Embratel acquired 143,853,436 preferred shares of the Company through a voluntary tender public offer of shares in the open market at a unit price of R$23, increasing its holding to  70.5% of the shares of that class. Under the tender public offer, the holders of the remaining preferred stocks could sell their shares to Embratel until January 13, 2011, by the tender offer price adjusted by variation in the reference rate - TR monthly.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

21. Stockholders’ equity – Continued

Capital stock – Continued

As of December 31, 2010, Embratel had acquired more 42,694,295 preferred shares representing 94.5% of the preferred shares.

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per article 202 of the Brazilian Corporate Law.

The preferred shares are not entitled to vote except for the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BM&FBOVESPA and they are entitled to vote in regard to the approval of contracts between the Company and its majority shareholder, either directly or through third parties as well as other companies in which the majority shareholder holds interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of shareholders’ equity; and treatment equal to that given to shareholders who have the power to govern the financial and operating policies of the Company, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding stock dividend distribution. They may represent up to two-thirds (2/3) of the total of shares issued by the Company. Their issuance may alter the prior existing proportion between common and preferred shares.

On March 21, 2005, a Company Shareholders’ Agreement was executed, whereby any shareholder in the agreement, that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

21. Stockholders’ equity – Continued

Shareholders’ agreement

The Company’s Board of Directors is comprised of eleven effective members and the same number of alternate members, being, at least, twenty percent of its Independent Board members as defined in Regulation Level 2 of BM&FBOVESPA’s Corporate Governance.

The Company’s Board of Directors, with a unified mandate of one year, which re-election is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, four effective members and respective alternates by joint, exclusive and separate appointment by Embrapar. The other effective members and respective alternates by exclusive and separate appointment  by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member and respective alternate representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders’ Agreement.

Capital reserves

Capital reserves are comprised of goodwill and premium on issuance of debentures reserves. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger.

During the year ended December 31, 2010, the Company obtained tax benefits by cash savings of R$8,087 (R$13,942 in 2009 and R$58,974 in 2008), resulting from amortization of goodwill.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the shareholder Globo Comunicação e Participação S.A. (successor to Roma Participações S.A.). The remaining shareholders have the option of exercising their right on the subscription of these shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

22. Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office. The total amount of the letters of guarantee is as follows:

	12/31/2010	12/31/2009
Net Rio Ltda.	232,315	253,467
Net Serviços de Comunicação S.A.	27,979	19,275
Reyc Comércio e Participações Ltda.	10,987	9,638
Net São Paulo Ltda.	3,214	2,995
Others	-	6,660
	274,495	292,035

Additionally, for the same purpose of guaranteeing the payment of tax claims, the Company entered into an insurance policy with Fator Seguros S.A. covering the amount of R$31,881 (R$15,062 on December, 2009).

23. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary share.

The following table shows earnings per share (in thousands, except earnings per share):

	12/31/2010	12/31/2009	12/31/2008
Numerator
Profit for the year	R$307,151	R$735,948	R$20,254

Denominator
Weighted average number of common shares	114,459,685	114,301,508	112,947,396
Weighted average number of preferred shares	228,503,916	228,187,562	225,479,722
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,006,318	248,027,694

Denominator for basic and diluted earnings per share	365,813,993	365,307,826	360,975,090

Basic and diluted earnings per common share	R$0.84	R$2.01	R$0.06
10% - Preferred shares	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$0.92	R$2.22	R$0.06

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

24. Financial instruments

a)      General considerations

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to certain suppliers of equipment are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to varying exchange rates, in particular the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies.

The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee provides support for the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval. Pursuant to internal policy, the Company's financial earnings must come from cash generated through operations rather than gains on financial markets. The results obtained by the application of internal controls to manage risks were satisfactory for the objectives proposed.

b)     Fair value

          The fair values and carrying amount of loans payable are shown below:

	12/31/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures	584,001	575,266	582,397	563,295
Perpetual Notes	252,425	255,237	263,711	265,343
Global Notes 2020	598,973	665,396	611,450	627,729
Banco Inbursa S.A.	336,082	345,577	351,104	358,919
Bank Credit Note	147,679	148,675	172,704	173,543
Finame	259,091	259,091	217,438	217,438
	2,178,251	2,249,242	2,198,804	2,206,267

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

24. Financial instruments – Continued

b)   Fair value – Continued

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The fair value of the Company’s debt has been calculated based on the estimated cost to pay the outstanding obligations at December 31, 2010, which considered the contractual penalties applicable for early payments.

c) Risks impacting the business of the Company

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. The Company's revenues are generated in Brazilian reais while it pays certain suppliers of equipment and programming content in foreign currencies.

The Company’s foreign currency exposure on December 31, 2010, is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	28,776
Suppliers of equipment and others	24,779
Programming Suppliers	1,873
55,428
Long-term:
Loans payable	1,158,704
Liability exposure	1,214,132

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in the exchange rate of the US dollar when settling short term transactions. Counterparties to the contracts are the banks: Itaú, Goldman Sachs, , HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only enters into foreign exchange derivatives in order to protect a portion of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of debt interest charges payable in the short-term. For the period ended December 31, 2010, the Company had a derivative instrument (foreign exchange) position of R$528,185 relating to interest charges on loans in foreign currency and commitments to foreign suppliers.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

24. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 due to 2020 and Perpetual Notes, which have no maturity date.

Financial derivatives are summarized below:

	Reference value (notional)		Fair value		Accumulated effect (current period)
Description	12/31/2010	12/31/2009	12/31/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)
“Swaps” contracts
Asset position
Foreign currency	528,185	94,721	519,500	94,328	-	-
Liability position
Ratios (Dollar vs, CDI)	291,585	59,897	321,043	68,556	-	36,399
Rates (PRE) (NDF)	236,600	34,824	249,314	45,352	-	14,458
	-	-	(50,857)	(19,580)	-	50,857

The net liability of R$50,857 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period of twelve months ended on December 31, 2010, the Company recognized a financial loss of R$65,915 (loss of R$97,345 in 2009 and a gain of R$2,711 in 2008), which was recorded as losses on derivatives.

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on December 31, 2010:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

24. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Contracts			Probable Scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Loss R$	Dollar rate R$	Rate CDI	Loss R$

Dollar vs. CDI	46	175,000	From Jan. 26 , 2011 to Aug. 26, 2013	1.6662	10.64%	1.2497	13.30%	(106,872)	0.8331	15.96%	(179,759)
Non Deliverable Forward - NDF	32	142,000	From Jan. 03 , 2011 to Dec. 26, 2011	1.6662	10.64%	1.2497	13.30%	(73,497)	0.8331	15.96%	(132,640)

(a)  The possible adverse scenario is represented by an appreciation of the real in relation to the dollar and an increase of 25% of CDI rate of 25% over the rates of the probable scenario.

(b)  The remote adverse scenario is represented by an appreciation of the real in relation to the dollar and an increase of 50% of CDI rate of 50% over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Contracts			Probable Scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Value US$	Maturity	Dollar rate R$	Rate CDI	Dollar rate R$	Rate CDI	Gain R$	Dollar rate R$	Rate CDI	Gain R$

Dollar vs. CDI	46	175,000	From Jan. 26 , 2011 to Aug. 26, 2013	1.6662	10.64%	2.0828	7.98%	38,920	2.4993	5.32%	111,825
NDF	32	142,000	From Jan. 03 , 2011 to Dec. 26, 2011	1.6662	10.64%	2.0828	7.98%	44,802	2.4993	5.32%	103,859

(c)  The possible adverse scenario is represented by a devaluation of the real in relation to the dollar by 25% and reduction of CDI rate of  25% over the rates of the probable scenario.

(d)  The remote adverse scenario is represented by a devaluation of the real in relation to the dollar by 50% and reduction of CDI rate of  50% over the rates of the probable scenario

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

24.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

On December 31, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to fluctuating interest rates as of December 31, 2010, is shown below:

Debentures	584,001
Finame	259,091
Bank Credit Note	147,679
Liability exposure	990,771

(-) Financial investments denominated in reais	778,333
Net exposure	(212,438)

Credit risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and “Risk Office Consulting” performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

24. Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

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

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities on December 31, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2010 (R$1.6662/US$1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% per year.

Year of maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	CCB-Banco Itaú BBA	Debentures	TOTAL

2011	66,766	26,421	49,977	30,858	23,810	76,750	274,582
2012	72,922	26,421	49,977	30,858	24,850	214,230	419,258
2013	47,662	26,421	49,977	30,858	24,800	194,160	373,878
2014	24,528	26,421	49,977	30,858	72,930	174,270	378,984
2015	21,005	26,421	49,977	30,858	64,580	154,700	347,541
2016	20,208	26,421	49,977	30,858	52,330	-	179,794
2017-2020	4,879	79,263	758,091	394,956	-	-	1,237,189
Total	257,970	237,789	1,057,953	580,104	263,300	814,110	3,211,226

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded, as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, in accordance with the current law.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

25. Measurement and fair value hierarchy

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

• Level 2. Inputs other than those with prices quoted in active markets, which are    observable either directly or indirectly; and

•  Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own premises.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable Sources (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2010	(50,857)	-	(50,857)	-
December 31, 2009	(19,580)	-	(19,580)	-

Currency swap derivative instruments are tools for managing risk arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2010, there were not transfers between Level 1 and Level 2 of the measurement of the fair value or transfers to Level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to consolidated financial statements

December 31, 2010, 2009 and 2008

(In thousands of reais)

26. Insurance (Unaudited)

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The risk premises adopted, given their nature, are not included in the scope of an audit of the consolidated financial statements, therefore our independent auditors have not examined them.

Total coverage per insurance areas are shown below:

Area

	Main coverage	Maximum annual coverage
Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	45,000
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	3,000
Civil responsibility of the directors and Management officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.	24,993

27. Subsequent events

From January 1, 2011 to January 13, 2011, an additional 7,153,568 preferred shares of the Company were acquired by Embratel from the minority stockholders. In total, 193,701,299 shares were acquired by Embratel since October 7, 2010. In connection with these transactions, as of January 13, 2010, Embratel and its parent company, Embrapar, holds 223,080,448 of the Company’s preferred shares, representing 97.6% of the Company’s preferred shares and 91.9% of the Company’s total shares.