Form 20-F
period 2011-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2012-04-30
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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

114,459,685 Common Shares, as of December 31, 2011
228,503,916 Preferred Shares, as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES  _       NO  X_

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

LARGE ACCELERATED FILER          ACCELERATED FILER           NON-ACCELERATED FILER  X

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

All references in this Form 20-F to “reais,” “real” or “R$” are to Brazilian reais, and all references to “U.S. dollars,” “$” or “US$” are to United States dollars. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2011 of R$1.8758 per US$1.00. These translations should not be construed as a representation that reais could have been converted into U.S. dollars at that rate on that date or on any other date. On April 26, 2012, the rate of exchange was R$1.8871 per US$1.00. See “Exchange Rate Information.”

Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2011.

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

The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers and industry consolidation; failure to keep pace with developments in technology; our inability to charge customers for equipments costs related to multiples outlets; increases in churn rates; increases in programming costs; substantial additional expenses on our network; piracy of our pay-television services; dependence on third parties including suppliers and vendors; interference with our ability to provide our services; increases in use of bandwidth-intensive Internet-based services; government regulations and changes therein; factors pertaining to the Internet access portion of our business; unfavorable outcome in legal proceedings arising out of the regular course of our business; substantial additional taxes on our network; interests of our current controlling shareholder that may differ from yours; dependence on key members of senior management and any difficulty in hiring new managers; difficulties in integrating companies we acquire; the impact of any weakening of global and Brazilian economic conditions; Brazilian political and economic conditions and interventions by the Brazilian government and changes in exchange rates, inflation, interest rates and performance of financial markets; developments in, and the perception of risk in, other countries and emerging market economies; restrictions on the movement of capital out of Brazil; limited liquidity of the trading market for ADSs in the U.S; fewer and less well defined shareholders’ rights related to our ADSs than comparable securities of an U.S. issuer; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; difficulty in exercising certain rights related to our ADSs including preemptive rights; no dividend entitlement; and holdings of preferred shares and ADSs subject to dilution.

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

Exchange Rate Information

In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation. The information set forth below with respect to exchange rates is based on the official selling rate of the Central Bank of Brazil, or the Central Bank.

Exchange Rate of Brazilian Reais per U.S. Dollar

	Low	High	Average (1)	Period - end
	(Reais per US$1.00)
Year
2006	2.0586	2.3711	2.1679	2.1380
2007	1.7325	2.1556	1.9300	1.7713
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6654	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012 (through April 26)	1.7024	1.8871	1.7785	1.8871

(1)  Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

	Low	High
	(Reais per US$1.00)
Month

October 2011	1.6885	1.8856
November 2011	1.7270	1.8937
December 2011	1.7823	1.8758
January 2012	1.7382	1.8683
February 2012	1.7017	1.7376
March 2012	1.7152	1.8334
April 2012 (through April 26)	1.8256	1.8871
Source: Central Bank

Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies. Fluctuations in the exchange rate between the real and the U.S. dollar will affect the U.S. dollar equivalent of the real-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

Part

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.          KEY INFORMATION.

Selected Financial Data

The Company adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time in its consolidated financial statements for the year ended December 31, 2009, which included the comparative consolidated financial statements for December 31, 2008 and, for the balance sheet, January 1, 2008, which was the transition date to IFRS.

Therefore, we present in this section financial and operating data derived from our audited consolidated financial statements as of and for the years ended December 2011, 2010, 2009, 2008 and as of January 1, 2008 (date of transition to IFRS).

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

STATEMENT OF COMPREHENSIVE INCOME DATA

	Year Ended December 31,
	2011	2011	2010	2009	2008
	(Convenience translation to US$ in thousands, except share amounts)	(R$ in thousands, except per share and share amounts)
Gross sales (1)	4,448,980	8,345,397	7,101,588	6,070,401	4,852,755
Taxes on sales, discounts and cancellations (2)	(879,365)	(1,649,512)	(1,695,919)	(1,457,012)	(1,162,346)
Net sales	3,569,615	6,695,885	5,405,669	4,613,389	3,690,409
Operating cost and expenses:
Programming and other direct operating costs	(1,718,443)	(3,223,455)	(2,579,623)	(2,274,916)	(1,749,397)
Selling, general and administrative expenses	(800,622)	(1,501,807)	(1,253,037)	(1,035,867)	(945,202)
Depreciation and amortization	(566,103)	(1,061,896)	(901,225)	(618,748)	(493,368)
Other expenses	(15,352)	(28,798)	(13,725)	(60,389)	(16,905)
Total operating costs and expenses	(3,100,520)	(5,815,956)	(4,747,610)	(3,989,920)	(3,204,872)
Operating profit	469,095	879,929	658,059	623,469	485,537
Finance results:
Finance expense	(253,698)	(475,886)	(359,422)	(27,335)	(432,462)
Finance income	93,507	175,401	169,354	92,779	113,935
Profit before income taxes and social contribution	308,904	579,444	467,991	688,913	167,010
Income taxes and social contribution	(109,964)	(206,271)	(160,840)	47,035	(146,756)
Profit	198,940	373,173	307,151	´735,948	20,254
Basic and diluted earnings per common share	0.54	1.02	0.84	´2.01	0.06
Basic and diluted earnings per preferred share	0.60	1.12	0.92	2.22	0.06
Weighted average number of common shares outstanding	114,459,685	114,459,685	114,459,685	114,301,508	112,947,396
Weighted average number of preferred shares outstanding	228,503,916	228,503,916	228,503,916	228,187,562	225,479,722

OTHER FINANCIAL DATA
Net cash provided by operating activities	1,003,249	1,881,894	1,236,205	1,002,655	1,291,643
Net cash used in investing activities	(883,722)	(1,657,686)	(1,247,005)	(1,184,624)	(1,372,531)
Net cash (used in) provided by financing activities	(173,041)	(324,590)	(183,245)	460,694	248,162

	As of December 31,
	2011	2011	2010	2009	2008	January 1, 2008
	(Convenience translation to US$ in thousands)	(R$ in thousands)
BALANCE SHEET DATA

Assets:

Total current assets	864,429	1,621,495	1,498,838	1,587,515	1,022,679	808,876
Property, plant and equipment	2,197,871	4,122,766	3,322,350	2,767,037	2,237,681	1,649,533
Intangible assets	1,306,091	2,449,966	2,485,940	2,523,168	2,469,757	2,080,631
Prepaid rights for use	169,241	317,463	487,307	659,842	-	-
Deferred taxes	144,467	270,992	377,352	460,131	311,716	413,243
Other assets (3)	59,822	112,215	184,386	152,293	168,941	221,951
Total assets	4,741,921	8,894,897	8,356,173	8,149,986	6,210,774	5,174,234

Liabilities:

Total current liabilities	989,962	1,856,970	1,288,303	1,111,941	918,074	604,295

Non-current debt	999,261	1,874,414	2,073,386	2,113,329	1,701,485	1,094,412
Deferred revenues	215,714	404,636	612,190	782,279	93,912	41,520
Other liabilities (4)	304,422	571,038	567,628	634,922	725,736	682,694
Total liabilities	2,509,359	4,707,058	4,541,507	4,642,471	3,439,207	2,422,921

Stockholders’ equity	2,232,562	4,187,839	3,814,666	3,507,515	2,771,567	2,751,313

Total liabilities and stockholders’ equity	4,741,921	8,894,897	8,356,173	8,149,986	6,210,774	5,174,234

	As of December 31,
	2011	2011	2010	2009	2008
	(In kilometers, except percentages)	(In kilometers, except percentages)

OPERATING DATA
(at end of period)
Total homes passed by Net cable, excluding optical network(5)	13,433,050	13,433,050	11,543,224	10,776,603	10,192,715
Total Net connected pay-television subscribers(6)	4,730,105	4,730,105	4,212,288	3,689,736	3,182,196

Net cable penetration (7)	35.2%	35.2%	36.5%	34.2%	31.2%

(1)     Revenue includes fees from subscription services (pay-television and broadband Internet), connection fees, pay-per-view and fixed line telephony services.

(2)      Taxes and other deductions from revenues consist primarily of Imposto sobre Circulação de Mercadorias e Prestação de Serviços, or ICMS, a value-added tax; Imposto Sobre Serviço, or ISS, a municipal tax; Programa de Integração Social, or PIS, a federal tax; Contribuição para o Financiamento da Seguridade Social, or COFINS, a federal social security tax. See “Item 5. Operating and Financial Review and Prospects—Financial Statement Presentation—Taxes and Other Deductions from Revenues.”

(3)      Includes judicial deposits, recoverable taxes and other non-current assets.

(4)      Includes provisions and other non-current liabilities.

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

On September 12, 2011, Statutory Law No. 12,485, or Law 12,485, which provides for audiovisual communication conditional access or Conditional Access Service (“SEAC”), and regulates the pay-television industry, regardless of the technology used, was enacted. Prior to the ratification of Law 12,485 by Anatel, licenses were renewed automatically for successive periods of 15 years, provided that the conditions imposed by Anatel were met, but are now being issued for an indefinite period of use. Under Law 12,485, no new television service licenses, authorizations for Television and Audio Signal Broadcasting to Subscribers via Satellite Services – DTH, Multichannel Multipoint Distribution Services - MMDS and Pay Television Special Service shall be granted. The new service model allows companies to have the option to keep existing authorizations and concessions up to expiration thereof or to migrate immediately to the new service. We will keep the authorizations and concessions until we are able to migrate to the new service model. The SEAC will facilitate the existence of more than one cable system operating in the same territory referred to as an “overbuild.” Overbuilds could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously.

We currently compete with:

•         cable systems in four of the 100 locations in which we operate, including systems in the cities of São Paulo, Belo Horizonte, Curitiba and Florianópolis;

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

We also compete with incumbent telecommunications companies in all cities in which we offer pay-television, broadband Internet and fixed line telephony services. Each of these incumbent telecommunications companies has significantly greater financial resources than we do. The attractive demographics of our service territory make it a desirable location for investment by these companies. Their competitive position may be improved due to the recent changes in the current legislative and regulatory framework or if they invest in new technologies or infrastructure.

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

On April 22, 2009, Anatel Resolution No. 528 was published, or Resolution No. 528, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. On March, 19, 2010, Anatel published a clarification to Resolution No. 528, by means of an administrative resolution known as “Sumula 9” which expressly authorizes subscription television operators to charge their customers for the cost of equipment used in multiple outlets, including through rental, lease and sale of decoders. Even after the clarification resulting from Sumula 9, Brazilian federal prosecutors, several consumer defense and protection associations, agencies and customers continue to challenge this rule in court claiming that pay-television operators cannot charge for multiple outlets (the so-called “additional points”) and rental of related equipment. We cannot predict the outcome of such claims and therefore we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations.

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

Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television, broadband Internet and telephony subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs. Such costs include marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. We also incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability, especially for services, such as telephony, where we expect to recover our customer acquisition costs over a longer period. In addition, since 2008 we offer a package targeting a lower income segment. In case of a downturn of the Brazilian economy, or as a result of differences inherent to this new customer segment, we may experience higher churn rates. See “Item 4. Information on the Company—Customer Care—Customer Service and Management of Churn.”

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing 22.6% and 23.3% of our net sales in 2011 and 2010, respectively. Under Brazilian law, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. The new SEAC may increase our programming costs in the future and any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

We may be subject to substantial additional expenses on our network, which would have a material adverse impact on results of operations.

The legislative branch of the municipal government of São Paulo passed a bill which would require all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities. The bill is still subject to approval by the mayor of São Paulo. Should the law be enacted, all cable installations would be required to be underground. Presently, substantially all of our network in the city of São Paulo is installed on poles. Our network in the city of São Paulo represents approximately 31% of our total network as of December 31, 2011. Should the mayor approve the bill, we would have to incur significant costs in order to comply with its terms. This would materially and negatively impact our cash flows.

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

A failure in our network and information systems could significantly disturb our operations, which could have a material adverse effect on those operations and our business, results of operations and financial condition.

Certain network and information systems are critical to our business activities. Network and information systems may be affected by cyber security incidents which can result from deliberate attacks or system failures. These may include but are not limited to computer hackings, computer viruses, worms or other destructive or disruptive software, or other malicious activities. Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other communications providers. In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber attack on Net could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information such as financial data, sensitive information about Net and intellectual property, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our business, results of operations and financial condition.

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

Substantially all of our cable television activities are regulated by Anatel. Regulations cover all facets of the Brazilian cable industry and relate to, among other things, licensing, local access, commercial advertising and foreign investment. Brazilian cable regulations recently underwent massive changes through a new law and currently:

●    there are no limitations on foreign ownership of cable companies;

●    there is no limitation on the number of pay-television licenses granted (including cable) which allows multiple competitors to deploy cable systems in the same region;

●    we are obliged to distribute a certain amount of Brazilian produced content in our channels;

●    pay-television licenses may not be transferred without the approval of Anatel;

●    pay-television operators are obliged to carry certain channels or content; and

●    we have to meet certain quality of service goals and maintain quality of service standards and impose sanctions for failure to meet such goals and standards.

In addition, under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months and then only in proportion to inflation.

The recent changes and any further changes to the Brazilian regulatory framework could have a material adverse impact on our results of operations and financial condition. See “Item 4. Information on the Company—Regulation.”

The Internet access portion of our business is subject to a number of factors that could adversely affect its growth and performance.

Our business plan depends in part on the continued growth of our broadband Internet service, NET Vírtua. If residential Internet usage, and specifically residential broadband Internet usage, does not increase, or if it declines or evolves away from the technologies in which we invest, our business plan could be adversely affected.

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

The Brazilian Government regularly enacts reforms to tax and other assessment regimes to which we and our customers are subject. We may be subject to substantial additional taxes on our network, which would have a material adverse impact on our business and results of operations. The most significant of these potential additional taxes on our network is the tax on the use of public thoroughfares (which includes the installation and passage of cables), or “shadow” tax. We have not made any reserves for the payment of the shadow tax. If the courts rule that the collection of this tax by the municipalities is valid, the tax would have to be paid retroactively. In addition, if the municipalities which currently impose the tax were successful in implementing and collecting this tax, additional municipalities may seek to impose it. If we are required to pay this tax, our operating results would be materially and adversely affected. See “Item 4. Information on the Company—Legal Proceedings—Judicial Tax Proceedings—Shadow Tax.”

Our controlling shareholder controls most of our corporate transactions and its interests may differ from yours.

Telmex Internacional, S.A.B. de C.V., or Telmex Internacional (a subsidiary of América Móvil,S.A.B., de C.V.), through its subsidiaries Embratel Participações S.A., or Embrapar, and Empresa Brasileira de Telecomunicações S.A., or Embratel and together with its controlling shareholders, subsidiaries and affiliates, Telmex Group own, directly or indirectly, 91.86% of our common shares as of December 31, 2011.

Law 12,485 expressly revoked previous foreign ownership limitations on the exercise of control over cable companies in Brazil. Thus, during the three-month period ended March, 31, 2012, Embrapar exercised its option to purchase 5.5% of the shares with voting rights of GB Empreendimentos e Participações S.A. (“GB”), which has the direct control of Net, previously held by Globo Comunicação e Participações S.A., or Globo, and together with its controlling shareholders, subsidiaries and affiliates, Globo Group. In view of the exercise of the option, Embrapar and its subsidiary Embratel held 54.5% of the voting capital of GB, and 100% of GB’s preferred shares, as of April 26, 2012. As a result of the acquisition, Embrapar and Embratel owned, directly and indirectly, through GB, 92.2% of Net’s total capital, as of April 26, 2012. See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders.”

Telmex Internacional could have significantly different interests in Net Serviços and our operations and may not be willing or able to provide us with the financial and other support that Globo and our other previous major shareholders have provided to us historically. Grupo Globo has interests in companies that currently or may in the future compete with us, including its interests, and those of the Marinho family, in Sky Brasil, a satellite pay-television provider, and in several broadcast television stations. Telmex Internacional has interests in companies that currently compete or may in the future compete with us, including its interests in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission, Internet services and satellite pay-television service.

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

Accordingly, the interests of our controlling shareholder may conflict with the interests of holders of our preferred shares, and Telmex International may cause us to act in a manner divergent with the interests of such holders.

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

Further, because of turmoil in the global financial markets, some financial and other institutions have experienced significant financial distress. Although we have attempted to be prudent in our management of our operations and financial condition, it is not possible to predict how the financial market turmoil and the deteriorating economic conditions may affect our financial position. Additional financial institution failures could restrict our access to the public equity and debt markets. In addition, due to recent consolidation among Brazilian financial institutions, we may not be able to diversify our cash under management and, consequently, if one of the financial institutions in which we deposit our cash becomes bankrupt, our liquidity may be materially adversely affected.

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

The real decreased in value by 12.6% against the U.S. dollar in 2011, from an exchange rate of R$1.6662 per US$1.00 at December 31, 2010 to an exchange rate of R$1.8758 per US$1.00 at December 31, 2011. The average exchange rate in 2011 was R$1.6709 per US$1.00, an increase in value of the real against the U.S. dollar of 5.0% when compared to an average exchange rate of R$1.7589 per US$1.00 in 2010. The real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar since it was first allowed to float by the Brazilian government in 1999. Given the current state of the Brazilian currency market, we do not attempt to hedge this risk over the long-term. Accordingly, potential depreciation of the real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

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

Our financial condition and results of operations are substantially dependent on the Brazilian economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of the economy. In addition, changes in administrations may result in changes in government policy that may affect our business. Our business, financial condition and results of operations may be adversely affected by changes in policy as well as by other factors outside of our control, such as currency fluctuations, inflation, price instability, interest rates, monetary policy, the liquidity of Brazilian capital markets, general economic growth, tax policy, wage and price controls, energy shortages and other political, diplomatic, social and economic developments in or affecting Brazil. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Adverse economic, political and social conditions may inhibit demand for our services and create uncertainties regarding our operating environment, which could have a material adverse effect on us.

Inflation could increase our costs, contribute significantly to economic uncertainty in Brazil and cause heightened volatility in the Brazilian securities markets.

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Brazil’s rate of inflation, according to the IGP-M, was 7.8% in 2007, 9.8% in 2008, (1.7%) in 2009, 11.3% in 2010 and 5.1% in 2011. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Since 1999, governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and net margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth. Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.

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

If introduced, these restrictions would hinder or prevent the conversion of distributions or the proceeds from any sale of the preferred shares or ADSs, as the case may be, from reais into U.S. dollars and the remittance of U.S. dollars abroad. In the case of ADSs, the custodian, acting on behalf of the depositary for the ADSs, will hold the reais it cannot convert for the accounts of the ADR holders who have not been paid as a result of the restrictions. The depositary will not reinvest the reais and will not be liable for any interest on the monies held. In addition, any reais so held will be subject to depreciation risk.

We cannot assure you that the Brazilian government will not impose restrictions on the conversion of Brazilian currency into foreign currencies in the future, temporarily or otherwise.

Risks Related to Our Securities

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

As of December 31, 2011, there were approximately 1.4 million of our ADSs outstanding, compared to 2.5 million ADSs as of December 31, 2010 and 62.6 million ADSs as of December 31, 2009.  This decrease was due to a tender offer by Embratel to purchase all of our preferred shares, including those represented by ADSs, which was completed on October 7, 2010.  From January 1, 2011 to January 13, 2011, additional preferred shares were acquired by Embratel from minority shareholders pursuant to the shareholder put right under Brazilian regulations. The average daily trading volume for our ADSs on the Nasdaq Stock Market’s, or NASDAQ, Global Market during 2011 was approximately 4,600 ADSs per day, equivalent to approximately US$44,000 per day. Securities that trade at similar volumes and with a similar float typically have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States. In addition, the reduction in the number of ADSs outstanding resulting from the tender offer and subsequent shareholder put right has likely adversely affected the liquidity and market value of our ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our shares underlying the ADSs or common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the ADSs from the depositary bank at any time, your ability to sell our shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for over 50% of the aggregate market capitalization of the BM&FBovespa in March 2012.

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

In addition, with respect to the limited circumstances where preferred shareholders are able to vote, ADS holders may exercise voting rights with respect to our shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions in Brazilian law or in our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limits to the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, on the other hand, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will send notice to the depositary bank, which will, in turn, as soon as possible, mail the notice of such a meeting to holders of ADSs with a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs or common share ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of our shares. ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

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

The issuance by us or our major shareholders or the sale of a substantial number of preferred or common shares could decrease the market price of preferred shares and ADSs and could significantly dilute your holdings.

The issuance by us or our major shareholders of a substantial number of preferred or common shares, sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of preferred shares in general and ADSs. In the future, subject to the restrictions of our debt facilities and debt instruments, we may choose to raise further capital by issuing additional preferred shares, convertible securities or other equity-related securities. The timing, terms, size and pricing of any such transaction will depend on investor interest and market conditions. Any issuance of equity or equity-related securities, however, would dilute your holdings-and possibly substantially-to the extent that preemptive rights are not made available to you or exercised by you.

ITEM 4.          INFORMATION ON THE COMPANY.

Business Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable operator in Brazil and Latin America, based upon the number of subscribers and homes passed. As of December 31, 2011, we had 4.7 million pay-television connected subscribers in 100 locations within Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 4.3 million subscribers as of December 31, 2011. We also provide fixed line telephony through our NET Fone via Embratel service, which had 3.8 million subscribers as of December 31, 2011. As of December 31, 2011, our advanced network of coaxial and fiber-optic cable covered over 75,000 kilometers and passed approximately 13.4 million homes. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2011, we had gross sales revenue of R$8,345.4 million.

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

We are a company that seeks innovation and is the first in delivering solutions to customers. "For the NETS, it is now" is our new approach. Supporting this promise are high speed broadband, up to 100 Mega, video on demand service called “NOW” and the Multi Combo, a package of services that is modifying the market as the first joint offering of mobile, fixed telephony and cable television. We are able to offer this Multi Combo due to the commercial partnership among the companies of the Telmex Group in Brazil: Claro, Embratel and us.

Pay-television

In 2004, we began to offer digital cable services to our subscribers. As of December 31, 2011, we offered digital cable in 61 locations, including Rio de Janeiro and São Paulo. Through providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand, interactive services and high-definition content.

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

In 2011, we remained the leader of the pay-television market, combining the best programming and the leading movie, sports, entertainment and news channels. We have also led the accelerated adoption of high-definition technology in Brazil. It is this new technological platform that has enabled us to launch innovative products that transform the television viewing experience. 2011 marked the arrival of NOW and a new era in Brazilian television. NET HD clients may now watch their favorite programs anytime they wish through an interactive portal. Through NOW it is possible to watch the NET channel content for free and rent additional content such as the latest movie releases by using just the remote control, without leaving home. We are still the only Brazilian operator to broadcast HD 3D content in Brazil, either through occasional broadcasts or through NOW, which also broadcasts programs in this format.

Broadband internet services

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

In 2011, Net Virtua continued its excellent performance in the broadband segment. Leading the growth of this market and increasingly connecting more Brazilians with quality and high-speed internet, we have played a crucial role in this segment. It is the largest competitive operator in Brazil, taking competition and quality services to the markets in which it operates. Our constant investments in technology, innovation and network capacity make us the leading broadband operator in Brazil.

Fixed line telephony service

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

In 2011, we maintained our strong growth in the Voice Service segment and remained the leader in local fixed telephony portability with Net Fone Via Embratel. We are a less expensive option in the local fixed telephony segment that was earlier dominated by telecommunication concession holders.

Strategy

Our goal is to become the leading multi-service provider of entertainment and communications services in the Brazilian residential market. Our strategy for achieving this goal is to provide a triple-play service offerings (the joint offering of pay-television, broadband Internet and fixed line telephony). In order to execute this strategy, we focus on (i) retaining our position as the Brazilian pay-television leader in Brazil; (ii) continuing to expand our broadband Internet business, offering our subscribers increasingly rapid connections; (iii) further developing our fixed line telephony business under NET Fone via Embratel; and (iv) improving customer service. We are taking the following business and financial initiatives in order to support this strategy.

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

•                     Continue to rollout digital cable and remain technologically competitive. We offer digital cable in 64 locations, including Rio de Janeiro and São Paulo. By providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. Since 2007, we have offered a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities. Our subscriber base of HD services has been increasing and we have launched a content-delivery service for HD subscribers. In 2011, we launched the NOW service, an on-demand content delivery platform available only to HD subscribers for high-definition on-demand movie rentals and regular programming.

•                     Enhance our triple play offer. We compete in the triple play market (joint offering of pay-television, broadband Internet and fixed line telephony). We aim to increase the number of subscribers that are using a higher number of our services, thereby increasing our share of our customers’ spending on entertainment and communication. In 2011, we created and launched the Multi Combo, a package of services offering mobile, fixed telephony and cable television. We are able to offer this Multi Combo due to the commercial partnership among the companies of the Telmex Group in Brazil: Claro, Embratel and us.

•                     HFC (Hibrid Fiber-Coaxial). In 2012, we took over operation of the HFC network that Embratel had been building since 2010 for the provision of broadband and voice in cities that do not have Net cable. The HFC networks were built mostly in midsize cities, but were also built in larger, more prominent cities, like Belem, Natal, Cuiabá, São Luis and Teresina and some major cities such as Osasco and Santana do Parnaiba. We expect to have HFC network in 42 cities by the end of 2012.

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

•                     Optimize capital expenditures by making targeted investments. Our capital spending plan targets our capital expenditures on triple play services to improve returns on our investments. Pursuant to this plan, we target our capital spending on subscriber acquisition, principally in urban areas, where we anticipate greater demand for broadband Internet, fixed line telephony, basic and digital cable and advanced services, such as HD.

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

•                     Continue our focus on corporate governance. Since June 2002, our shares have been listed on the BM&FBovespa’s Special Corporate Governance Level 2, or Level 2, which provides enhanced shareholder protections. We believe that trading our shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, we have established certain voting rights with regard to our preferred shares, and we offer 100.0% tag-along rights to holders of our common and preferred shares. See “Item 9. The Offer and Listing—Trading Markets—Level 2 of the BM&FBovespa.” Our ADSs are also listed on NASDAQ and as of the date of this annual report we are in compliance with their listing requirements. As of December 31, 2011, we were in compliance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.”

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

In 2001, our financial condition and results of operations were significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of the Brazilian real against the U.S. dollar. Because all of our revenue was, and continues to be, denominated in reais, the depreciation of the real in 2001 and 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant U.S. dollar-denominated debt service obligations. In response to these developments, in 2005, we completed a restructuring of our outstanding indebtedness. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain organic growth from our own cash generation, making us less dependent of capital markets conditions. In the wake of our debt restructuring, we developed a new strategy of pursuing higher subscriber growth and therefore we increased our capital expenditures. In 2006, we issued new debt instruments with longer maturities and lower costs than our existing debt. As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, in 2006, we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services to continue our current growth on a sustainable basis. In 2007, we concluded the expansion of our bi-directional network targeting high and middle class households, we expanded our digital-based services to several additional geographic regions and we concluded the acquisition of Vivax Ltda., formerly Vivax S.A., or Vivax. In 2008, we launched a new package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name, which is targeted at a lower income segment of potential customers for whom pay-television and high speed broadband Internet are less important. We also began to offer “Net Vírtua 5G,” which provides a speed of 60Mbps in the cities of São Paulo and Rio de Janeiro, combining our high network capacity with Docsis 3.0 technology, and we concluded the acquisition of 614 Telecomunicações Ltda., 614 TVP João Pessoa S.A. and 614 TVT Maceió S.A., jointly referred to as “BIGTV”. In 2009, we launched a broadband Internet package for the lower income segment in São Paulo and we concluded the acquisition of ESC 90. In 2010, we launched new speeds for our broadband Internet service of 10Mb, 20Mb, 50Mb and 100Mb.

In 2010, Embratel conducted a public tender offer to purchase all of our preferred shares, including preferred shares represented by ADSs, other than preferred shares held by its parent company, Embrapar, and, in early 2011, completed the purchase of 193,701,299 or 84.77% of our preferred shares. In connection with this transaction, Embratel and its parent company, Embrapar, jointly hold 223,080,448 of our preferred shares, representing 97.63% of our preferred shares and 91.86% of our total shares.

On January 26, 2012, Anatel approved the transfer of indirect control of us from Globo Group to Embratel. Thus, during the three-month period ended March, 31, 2012, Embrapar acquired our indirect control by acquiring 1,077,520 common shares issued by GB, which directly controls us, previously held by the Globo Group. The acquired shares represent 5.5% of the voting capital of GB and were the subject of a call option granted by Globopar (“Option”), pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

Due to the exercise of the Option, as of April 26, 2012, Embrapar and its subsidiary Embratel held a combined 10,612,011 common shares issued by GB, representing 54.5% of the voting capital of GB, and 38,916,293 preferred shares, representing 100% of GB’s preferred shares. As a result of the acquisition, Embrapar and Embratel directly and indirectly own through GB, 92.2% of our total share capital, as of April 26, 2012.

Our Services

We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet services and telephony services. As an important part of our overall strategy, in 2006 we launched our triple play, offering a bundle of cable television, broadband Internet and fixed line telephony services.

We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of December 31, 2011, we had 4.7 million pay-television subscribers, 4.3 million broadband Internet subscribers and 3.8 million fixed line telephony subscribers, as compared to 4.2 million pay-television subscribers, 3.5 million broadband Internet subscribers and 3.2 million fixed line telephony subscribers as of December 31, 2010.

The table below shows the amount and percentage of our gross sales revenue that each of our pay-television and broadband Internet subscriptions, sign-on and hook-up fees and other services, which includes fixed line telephony services and pay-per-view, accounted for the years ended December 31, 2011, 2010, 2009 and 2008:

	Year Ended December 31,
	2011		2010		2009		2008
	(R$ in thousands)%		(R$ in thousands)%		(R$ in thousands)%		(R$ in thousands)%
Gross sales revenue:
Pay - television and broadband Internet subscriptions	R$ 7,205,616	86.3%	R$ 6,147,394	86.6%	R$ 5,301,316	87.3%	R$ 4,298,280	88.6%
Sign - on and hook-up fees	17,175	0.2%	22,057	0.3%	117,055	1.9%	77,459	1.6%
Other services	1,122,606	13.5%	932,137	13.1%	652,030	10.8%	477,016	9.8%
Total gross sales	R$ 8,345,397	100%	R$ 7,101,588	100%	R$ 6,070,401	100%	R$ 4,852,755	100%

Pay-Television

Currently, most of our revenues are derived from our operations related to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 100 locations in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to offering a broad variety of quality programming coupled with a range of programming packages.

According to Pay-TV Survey No. 181, published in March 2012, we provided service to approximately 37.0% of Brazil’s pay-television subscribers as of December 31, 2011.

Our Programming Packages

We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$38.90 to R$229.90 per month. We divide our packages into three major categories: top, which includes the Total and Família packages; intermediate, which includes the Atualidade, Estilo and Diversão packages; and basic, which is represented by the Compacto package.

We offer digital cable services to our subscribers in 61 locations under the “NET Digital” brand name. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at multiple times in short intervals. In December 2007, we introduced high-definition cable television services under the “NET Digital HD MAX” brand name.

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

Broadband Internet

In April 2000, we launched NET Vírtua. NET Vírtua is, by number of subscribers, the second largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2011, our broadband Internet service was available in the 95 locations in Brazil, including São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Curitiba, Porto Alegre, Florianópolis, Campo Grande and Goiânia, serving 4.3 million residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband Internet separately from other services. Since 2005, we have provided high-speed broadband Internet services, and in 2008, we increased the transmission speeds to 3Mbps, 6Mbps and 12Mbps. In 2009, we launched the “Internet Popular” broadband Internet package, offering transmission speed of 200Kbps. In 2010, we increased our transmission speeds to 10Mb, 20Mb, 50Mb and 100Mb.

According to www.teleco.com.br, a website that furnishes telecommunications data, as of December 31, 2011, we were the second largest broadband Internet provider in terms of number of subscribers in Brazil, servicing 25.8% of Brazil’s broadband subscribers.

Our Service Packages

As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Towards that end, we currently offer through NET Vírtua Internet connection speeds ranging from 512 Kbps to 100 Mbps with monthly subscription fees that range in price from R$29.80 to R$399.90 per month, as of December 31, 2011.

Fixed Line Telephony

In March 2006, we launched, in partnership with Embratel, our fixed line telephony services, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed at the residential market and complements our existing pay-television and broadband Internet services by offering our subscribers an additional fixed line telephony services option. As of December 31, 2011, the service was available in 94 locations including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília, and we had 3.8 million residential subscribers.

Our Service Packages

We currently offer through NET Fone Via Embratel a fixed line telephony service with a minimum monthly subscription fee from R$14.90 to R$79.90, as of December 31, 2011.

Triple Play

In March 2006, we started to offer our triple play packages, a combination of pay-television, broadband Internet and fixed line telephony services, which have been our primary service offerings directed at the residential market. As of December 31, 2011, triple play packages were available in 91 locations, including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

In 2008, we launched a package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

Our Service Packages

We currently offer various combinations of pay-television, broadband Internet and fixed line telephony services through our triple play packages, with monthly subscription fees that range in price from R$49.70 to R$599.90 per month, as of December 31, 2011.

Operations

Subscriber and Operational Data

In building our network, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

	As of December 31,
	2011	2010
	(in thousands)
Total connected pay-television subscribers	4,730	4,212
Total connected broadband Internet subscribers	4,264	3,524
Total connected fixed line telephony subscribers	3,844	3,153
Total kilometers of cable network	75	66
Total homes passed	13,433	11,543

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

Cable Network

Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-top box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz, and 750 MHz or above. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including pay-per-view services, digital cable, fixed line telephony service and Internet access. As of December 31, 2011, our cable network totaled over 75,000 kilometers.

As of December 31, 2011, we had coded, or “scrambled,” the signal of 82% of the homes we passed, with the objective of reducing piracy.

As of December 31, 2011, we had activated two-way, or bi-directional technology for most of our 12.1 million homes passed. This technology permits us to offer broadband Internet and fixed line telephony services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

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

We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2011, of 6,594 employees, as well as by employing independent contractors.

MMDS

In addition to our traditional cable network, we have MMDS licenses in Recife, Porto Alegre and Curitiba, with 32,184 subscribers as of December 31, 2011. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

Customer Care

Customer Service and Management of Churn

We believe that, by continuing to focus on customer service, we will be able to maintain our low churn rate and limit bad debt expense. We calculate churn by taking the total number of net disconnected subscribers for a period as a percentage of the average number of paying subscribers for the same period. We include as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. Historically, our annual churn rate for pay television has been in the range of approximately 13.0% to 16.0% since 2006. Churn rate increased since 2007 primarily due to our acquisition of Vivax, which historically had a higher churn rate than us, but decreased in 2010. In order to maintain low levels of bad debt, we have adopted a past due disconnection policy whereby we temporarily block the signal of subscribers whose payments are past due and, if the subscriber continues to fail to make payment, we collect the subscriber’s set-top box.

 Our annual bad debt expense, as a percentage of net sales, has been stable since 2009, as set forth in the table below:

Year	Bad Debt as a Percentage of Net Sales
2011	0.7%
2010	0.8%
2009	0.9%

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

The Social Responsibility Project

In 2011, we continued our social responsibility initiatives, further underlining our commitment to education. As part of this process, we redesigned “NET Educação”, the totally free portal, promoting greater collaboration and interaction among internet users, offering new content to support the educational and learning process. We also invested in teacher training through a distance course - Educonexão - improving teachers’ skills with using of technology in the classroom. Between August 2011 (when it was redesigned) and December 2011, Educonexão registered 454,623 pageviews.

We also celebrated two years of the “NET Comunidade” project. The project’s objectives include encouraging the community to play an active role in social transformation and creating the conditions necessary for the population to develop as individuals, professionals and citizens. The project offers a one year Repórter Comunidade (Community Reporter) program that provides training in communication channels and technology, workshops and other activities mediated by social educators. The NET Comunidade project runs in the neighborhoods of Cambuci, in São Paulo, and Vila União, in Campinas. Nearly 1,500 people benefited from this project last year.

We also launched our Volunteer Program, which gives priority to actions focused on education. Five campaigns were held in 2011 in which 824 employee volunteers took part, collecting almost 15,000 items that were donated.

Competition

According to Pay-TV Survey No. 181, published in March 2012, we provided services to 37.0% of Brazil’s pay-television subscribers as of December 31, 2011. In addition to other pay-television providers, such as DTH, we compete with free broadcast television and other sources of home entertainment generally, including the Internet. We compete with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition have emerged as a result of changing technology and approval by regulatory authorities, which allowed regional telecommunication companies to merge and telecommunications companies to enter the cable television market. In 2007, Anatel approved the acquisition of cable companies by two major telecommunications companies, which has increased competition, particularly in the triple play market. In 2008, a telecommunication company started to offer triple play services through fiber network for a limited number of households in certain districts in the city of São Paulo. In addition, the availability of bundled services offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase churn. In addition, to the extent we expand into additional services such as interactive services, we will face competition from other providers of each type of service.

The following describes our key sources of competition:

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 54.5 million television households as of December 31, 2010, the most recent available data, according to www.teleco.com.br, a website that furnishes telecommunications data. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

DTH

DTH systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings. DTH systems are less capital intensive than building cable television networks and, until September 2011, different from cable, only DTH had a nation-wide license, allowing DHT operators to offer services more broadly within Brazil. This has changed through Law 12,485, according to which all pay television companies operate under one nationwide license, regardless of technology. See “—Licenses”. Even before the new law, this competitive advantage was offset by several factors. Among these is that DTH tends to entail higher monthly subscription fees than cable. In addition, DTH requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas. Currently, we compete with four DTH operators in all cities where we offer our services.

Cable Overbuilds

According to Pay-TV Survey No. 181, as of December 31, 2011, the Brazilian cable industry consisted of 37 operators in approximately 196 municipalities, serving an estimated 5.5 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are non-exclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees, and there will be increasing overlap with  the enactment of Law 12,485 discussed under “—Competition — DTH.” Currently, there are overbuilt cable systems in the cities of São Paulo, Curitiba,  Florianópolis, Foz do Iguaçu, Guarujá,  Uberlandia, Rio Grande, Vitória and Belo Horizonte.

MMDS

Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to Pay-TV Survey No. 178, as of December 31, 2011, it was estimated that MMDS accounted for approximately 2.0% of pay-television services in Brazil. We estimate that we accounted for approximately 14% as of December 31, 2011 of all MMDS subscribers in Brazil.

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

The licenses were issued on a non-exclusive basis by Anatel. The licenses are for a term of 15 years and were previously automatically renewable, subject to:

•                     satisfactory fulfillment of all technical and financial requirements for establishing a network and operating the business;

•                     compliance with applicable laws and regulations; and

•                     the payment of a fee.

On September 12, 2011, Law 12,485 was enacted, which provides for SEAC and regulates the pay-TV industry, regardless of the technology used and provides for licenses for indefinite periods of use. See “—Regulation — Pay TV Services-New Legal Framework” and “—Cable-Related Services — Statutory Law No. 12,485/2011.”

Description of Property

We own most of the fixed assets essential to our operations. As of December 31, 2011, our major fixed assets were:

•                     coaxial cable and fiber optic cable;

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

Regulation

Pay TV Services - New Legal Framework

As a result of Bill No. 29, that was amended by and republished as Bill No. 116, the Brazilian Congress published Law 12,485, which established the new legal framework of pay television in Brazil. This new Law creates the SEAC allowing pay television companies to provide their services over any technology or communication protocols, including CATV, MMDS, DTH, TVA, among others, under a single license.

Before the enactment of Law 12,485, cable television services in Brazil were licensed and regulated by Anatel pursuant to Law No. 8,977, enacted by the Brazilian Congress on January 6, 1995; Decree No. 2,206, enacted by the President of Brazil on April 14, 1997; Ordinance No. 256, issued by the Ministry of Communications on April 18, 1997 and the General Telecommunications Law No. 9,472, enacted on July 16, 1997. The other pay television technologies (DTH, MMDS and TVA) were regulated by specific Anatel regulations and the General Telecommunications Law No. 9,472, enacted on July 16, 1997.

The General Telecommunications Law No. 9,472 remains in force. The changes in the legal framework brought forth by Law 12,485 include:  (i) opening of the pay television market to new competitors – telephone companies (STFC providers) are now allowed to provide CATV services;  (ii) partial withdrawal of the Cable Law (8,977/1995) resulting in CATV concession contracts remaining in force until the expiration of the terms, unless the CATV provider decides to migrate to the new service - NET has applied for the conversion of its old licenses to the new service license; (iii) new  licenses for the old single technology services (CATV, DTH, MMDS and TVA) will no longer be granted; (iv) current pay television providers shall comply with new programming and packaging within 180 days of the enactment of Law 12,485; (v) CATV, MMDS, DTH and TVA providers may, at will, convert their old licenses to SEAC authorizations, after the publication of the new service regulation - to be published by Anatel within 180 days from the publication of Law 12,485; (vi) renewals (including the renewal of authorization to use radio frequency), transfers of grants or control, changes in corporate structure or other provider contractual changes relating to the delivery of the old cable TV, DTH, MMDS and TVA services shall not be accepted unless providers decide to convert their old licenses to the new service; (vii) creation of quotas of Brazilian content (a mechanism to promote the production of national content); (viii) the division of the pay television industry into four sectors: producer, programmer, “content packer” and distributor; and; (ix) the new SEAC providers will have must carry obligations, providing access free of charge to the following basic channels (“must carry channels”):

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

•         a channel for use by the Brazilian Supreme Court;

•         a channel for use by the official broadcaster of the Executive Branch;

•         a channel for use by the Executive Branch as a tool to universalize Constitutional Rights; and

•         a channel for use by federal government to promote citizenship.

As a result of Law 12,485, certain rights of Grupo Globo under our Shareholders Agreement will have to be changed. Grupo Globo, Embratel and Embrapar are currently discussing such changes, which will be submitted to ANATEL for approval.

SEAC providers are not permitted to offer commercial advertising on the must carry channels.

Anatel has published Public Consultation No. 65, regarding the Ordinance that will regulate SEAC. The proposed regulation submitted by Anatel states in summary that:  (i) the new service may be provided by companies incorporated under Brazilian law with headquarters in the country, with the majority of shares with voting rights belong to individuals residing in Brazil or companies incorporated under Brazilian laws with headquarters in the country, without any additional restriction on foreign ownership of SEAC providers than existed under the CATV services legal framework; (ii) as a rule, there should be no limit to the number of authorizations (to be granted by Anatel) to provide the new service. SEAC authorization will be valid indefinitely and will allow services to be provided nationwide, while CATV licenses were valid for 15 years and renewal was granted if minimal requirements were achieved and licenses were granted to provide service in a specific municipality;  (iii) Companies that hold licenses to the old pay television services (TVC, MMDS, DTH and TVA), directly or through subsidiaries, parent companies or affiliates, will not be allowed to obtain SEAC authorization unless the conversion of such licenses to the new service is made; (iv) The deadline for the start of commercial operation of the new service will be up to 18 months from the date of publication by Anatel granting administrative action in the Official Gazette; (v) The SEAC provider may not (a) impose conditions that result in participation in the control of or require any financial interest in the entity providing programming or “content packaging”, (b) compel the programming or “content packaging” entity to provide for exclusivity rights as a condition to the programming agreement. (c) restrict the unaffiliated programming or “content packaging” entity’s market competition capacity, or (d) acquire programming produced outside of Brazil only through a company located in Brazil.

In September 1996, the Ministry of Communications issued Ordinance No. 1,086. This ordinance established Cable Television Rule No. 13/96. Cable Television Rule No. 13/96 subsequently was amended by, and republished as, Ordinance No. 256. Ordinance No. 256 imposes restrictions on the number of areas that can be served by a single cable television system operator, including its affiliates. According to Ordinance No. 256, a single cable system operator, including its affiliates, may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the cable system operator, including its affiliates, faces no competition from other pay-television services, excluding services that utilize satellites to transmit their signal. Ordinance No. 256 grants Anatel the ability to alter or eliminate these ownership restrictions. The term “affiliate” is defined by Federal Decree No. 2,206 as any legal entity that, directly or indirectly, holds at least 20% of the voting capital of another legal entity, or any of two legal entities with common ownership of at least 20% of their respective voting capital. Anatel has not announced any changes regarding Ordinance No. 13, but we believe that small changes may occur to adjust to Law 12,485.

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

On April 22, 2009, Resolution No. 528 was published, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. On March, 19, 2010, Anatel published Sumula 9 which expressly authorizes subscription television operators to charge their customers for the cost of equipment used in multiple outlets, including through rental, lease and sale of decoders. Even after the clarification resulting from Sumula 9, Brazilian federal prosecutors, several state consumer defense associations, agencies and customers continue to challenge this rule in court claiming that pay-television operators cannot charge for additional points and rental of related equipment. We cannot predict the outcome of such claims, and therefore we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations.

MMDS Services

As a result of the creation of the SEAC under Law 12,485, only a SEAC license will be required to provide pay television using MMDS technology.

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

More recently, Anatel published the Public Consultation No. 31 defining that 140MHz out of the 2,500-2,690 MHz band will be assigned to mobile services (SMP) instead of MMDS services by the end of 2015. This ruling has been questioned by several associations and Congress, and Anatel has not published a final decision. It is possible that all MMDS operators will be assigned 50 MHz by 2015. As our operations are primarily offered by cable, we do not expect Anatel Public Consultation No. 31 to have a material impact on our MMDS operations.

Broadband Services

On October 31, 2011, Anatel published Ordinance No. 574 approving the Regulation for the Management of Quality of Service for Multimedia Communications (RGQ-SCM), which established quality standards for broadband services. The quality goals are only required for providers with more than 50,000 accesses in service. All SCM providers are required to send indicator data to Anatel and providers that fail to achieve the quality goals will be subject to sanctions. The quality goals are divided into three groups: (a) Subscriber Reaction Indicators; (b) Network Indicators; and (c) Customer Service Indicators.

After  SCM providers should send indicator data to Anatel ten months from the publication of Ordinance No. 574.  The quality goals will become mandatory beginning the thirteenth month after publication of the Ordinance, in November, 2012.

Cable-Related Services

General

Prior to the enactment of Amendment No. 8 in 1995, Article 21 of the Federal Constitution required the Brazilian government to operate directly, or through concession, permissions or authorizations granted to companies whose shares were controlled by the Brazilian government, all telephone, telegraph, data transmission or other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebrás, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment No. 8, Article 21 was modified to permit the Brazilian government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. Since the enactment of Amendment No. 8, the government has implemented structural reform in the telecommunications sector. The main purpose of this reform was the transfer of the control and operation of the services from the state to private companies.

On July 16, 1997, Congress approved Law No. 9,472, known as the General Telecommunications Law, or LGT, which provided the legislative framework and is the basis for telecommunications regulation in Brazil. The LGT governs the regulation of all telecommunications services, with the exception of radio and television broadcasting services.

The adoption of the LGT, as well as the privatization of switched fixed telephone and cellular services, has led to sweeping changes in the operating, regulatory and competitive environments of the Brazilian telecommunications sector. The changes include: (i) the establishment of an independent regulator, Anatel, and the development and implementation of comprehensive regulation for the telecommunications sector; (ii) the breakup of the previously existing state-owned telephone monopoly; and (iii) the introduction of competition in the rendering of all telecommunications services.

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

Statutory Law No. 12,485/2011

On September 12, 2011, Law 12,485, which provides for SEAC and regulates the pay-television industry, regardless of the technology used, was enacted.

Prior to the ratification of Law 12,485 by Anatel, licenses were renewed automatically for successive periods of 15 years, provided that the conditions were met by licensee, but are currently being issued for an indefinite period of use.

Under Law 12,485, no new television service licenses, authorizations for DTH, MMDS and Pay Television Special Service shall be granted. The new service model only allows SEAC. Companies have the option to keep existing authorizations and concessions up to expiration thereof or can migrate immediately to the new service.

In addition, the referred to law introduced a new business model that allows the control of SEAC providers to be held by foreign controlled entities  and participation of telecommunication companies in the referred to industry and partially revoked Law No. 8,977/95, which regulated cable television services. The newly created business model divides the value chain between production and distribution, whereby companies producing television program content may not distribute them and distribution companies may not produce television program content. The referred to law also sets forth the minimum weekly television program content produced by independent Brazilian companies (not related to broadcasting companies), and the period of time each pay television channel must broadcast as primetime viewing, as well as the minimum number of channels belonging to Brazilian independent broadcasting companies that should be included in packages offered to pay television customers.  As a result of such rules, certain rights of Grupo Globo under our Shareholders Agreement may have to be changed. Grupo Globo, Embratel and Embrapar are currently discussing such changes, which will be submitted to ANATEL for approval.

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

Total reserves for losses with respect to the tax and social security, civil and labor proceedings to which we are a party decreased from R$554.8 million as of December 31, 2010 to R$551.3 million as of December 31, 2011. The table below sets forth the reserves established for administrative and judicial tax and social security proceedings, civil litigation and labor proceedings as of December 31, 2011:

(R$ in thousands)
Tax and social security related matters	455,581
Labor related matters	42,163
Civil related matters	53,534
Total	551,278

Of the R$551.3 million of liabilities listed above, R$174.3 million is currently being disputed in court proceedings and R$377.0 million relates to administrative proceedings which have been brought against us and tax provisions. As of December 31, 2011, we have made judicial deposits in an aggregate amount of R$97.3 million related to such proceedings and disputes.

Administrative tax proceedings and tax provisions

IOF

We and our subsidiaries carried out commercial current account transactions reflecting monetary transfers between ourselves and our subsidiaries. The Federal Revenue Service may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have a provision in the amount of R$97.5 million with respect to the IOF, as of December 31, 2011. If we are assessed IOF on the transfers by the Secretariat of Federal Internal Revenue, the assessment could materially and adversely affect our cash flows.

IRPJ and CSLL

In December 2003, the Federal Revenue Service issued a tax assessment notice against our subsidiary Cabodinâmica TV Cabo São Paulo S.A., or Cabodinâmica, which was merged into Net São Paulo in 2004, alleging that Cabodinâmica owes federal corporate income tax, or IRPJ, and Contribuição Social sobre o Lucro Líquido, or CSLL, a tax levied upon a company’s net profits, as a result of a 1998 loan transaction between Cabodinâmica and Preferential Holdings Ltda. At the time of the loan transaction, IRPJ and CSLL were imposed only on domestic transactions. Cabodinâmica has presented a defense against the fine on the basis that the loan transaction with Preferential Holdings Ltda. was not a domestic transaction and Cabodinâmica is, therefore, exempt from paying IRPJ and CSLL on the transaction. In May 2007, the lower court decided to uphold the tax assessment notices and Net São Paulo appealed this decision. In March 2010, the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais) dismissed the appeal filed by us. In March 2011, we presented another appeal to the Superior Board of Tax Appeals (Câmara Superior de Recursos Fiscais) and the decision is pending. We have a provision of R$15.2 million with respect to this matter as of December 31, 2011.

In December 2009, Net São Paulo received a tax-deficiency notice from the Federal Revenue Service in the total amount of R$547.3 million alleging that we had improperly recognized tax credits related to goodwill between 2004 and 2008. By decision of the lower court in October 2010, the amounts were reduced to R$274.1 million (income taxes) and R$97.8 million (social contribution) but the alleged improper recognition of tax credits with respect to goodwill were upheld. Based on analysis performed by legal counsel, the chances of losing this lawsuit were changed in 2010 from remote to possible. In October, 2010, Net São Paulo appealed this decision and the appeal is pending at the Board of Tax Appeals. In 2011 the amounts were updated to R$307.1 million (IRPJ) and R$109.6 million (CSLL).

In April 2012, our subsidiary Net Belo Horizonte Ltda., or Net BH, which was merged into Net Serviços in 2010, received a tax-deficiency notice from the Federal Revenue Service in the total amount of R$46 million alleging that Net BH had improperly recognized tax credits related to goodwill between 2007 and 2008. Based on our experience with a similar tax delinquency notice that we are defending against, we believe that these expenses are in accordance with tax legislation but the probability of loss is possible.

ICMS

Net Rio had a provision in the amount of R$8.9 million as of December 2011 with respect to the tax assessment notices challenging ICMS tax rate of 5%, which is the tax rate charged on cable television services. The tax assessment notices assumed an ICMS tax rate of 25% should have been applied. Five of these ICMS-related administrative proceedings have resulted in unfavorable decisions and, as a result, Net Rio has provided a guarantee of R$21.4 million in order to continue the appeal process. In December 2011, the provision previously recorded for these liabilities was reversed once we determined that it was not probable that there will be related cash outflow in the future.

On October 20, 2008, and February 25, 2010, Net Brasília Ltda., or Net Brasília, received tax assessment notices from the State Internal Revenue of the Distrito Federal in the amounts of R$155.4 million and R$50.5 million, respectively, relating to the ICMS tax. The tax authority claims that during the period from January 2003 to June 2008 and July 2008 to June 2009 Net Brasília should have paid the ICMS on pay-television subscription revenues at a rate of 25% instead of the rate of 10% actually applied by Net Brasília. In the tax authority’s view, the rate reduction benefit allowed by ICMS Agreement No. 57/99 expired on December 31, 2001. Net Brasília filed its defense in the lower administrative court and a decision on its defense is pending. We believe the probability of loss is remote. Therefore, we have not made any provisions in connection with this tax assessment.

On August 12, 2011, we were assessed by the Secretary of the Treasury of the State of São Paulo for allegedly failing to include revenues from the rental of equipments in the ICMS tax base after losing the benefit of a reduced ICMS tax base. The amount of this assessment at December 31, 2011 was R$252,688. The tax authority claims during the period from January 2008 to November 2009 we should have paid the ICMS on pay-television services revenues at a rate of 25% instead of the rate of 10% actually applied by us. In the tax authority’s view, we lost the rate reduction benefit allowed by ICMS Agreement No. 57/99 because we did not include “locação de equipamento” (rental of equipment) in our revenues.

We are supported by the Superior Court of Justice interpretation that the revenues known as “locação de equipamento” are not related to pay-television services and, therefore, this revenue is not affected by changes to the ICMS tax base. In February, 2012, the lower administrative court decided to uphold the tax assessment notices. Net Serviços will appeal this decision, but we believe the probability of loss is possible.

IRRF

On July 6, 2007, the Federal Revenue Service issued an IRRF notice of infraction against our subsidiary Net Rio in the amount of R$19.6 million. The notice alleges a difference between the real value and the stated value of Net Rio’s income from August 2003 to March 2007. In August 2007, Net Rio submitted an appeal to this tax assessment with the Administrative Sector of Federal Revenue Service and its appeal is pending. We have not made any provisions in connection with this tax assessment. We believe the probability of loss is remote.

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

Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes are not subject to IRRF and IOF, as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights have the notes repurchased prior to the end of this 96-month-period, the Company recorded a provision of R$155.7 million at December 31, 2011 related to these taxes.

IPI

On November 18, 2010, the Federal Revenue Service imposed tax assessments of R$22.9 million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that additional transactions subject to the Import Duty, or Imposto sobre Produtos Importados, or IPI, were not correctly classified. Reyc filed its defense in the lower administrative court and a decision is pending. We believe the probability of loss is possible and have not made any provisions in connection with this tax assessment.

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

On March 3, 2010, the Municipality of Rio de Janeiro imposed tax assessments of R$4.5 million against Net Rio, charging the shadow tax from 2001 through 2009. Net Rio filed its defense in the lower administrative court and a decision is pending. This charge regards the two lawsuits filed by TELCOMP (Associação Brasileira das Prestadoras de Serviços de Telecomunicações Competitivas) of which Net Rio is a member. In both cases, TELCOMP obtained a favorable decision. Due to this fact we believe the probability of loss is remote. Therefore we have not made any provisions in connection with this tax assessment.

In São Paulo, there have been three different decrees imposing a shadow tax. We filed an injunction in the lower court opposing the first decree and were met with an unfavorable decision. We appealed and are currently awaiting the decision on our appeal. We also filed an injunction in the lower court against this second decree, where we received a favorable decision. We are currently awaiting the decision on the government’s appeal. The second decree, however, has been modified by a third decree. Thus, we filed another injunction in the lower court against this third decree, where we also received a favorable decision. In April 2006, we received an unfavorable decision by a higher court. In November 2006, we appealed this decision and we are waiting for a new decision.

With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. We filed eight lawsuits against nine different municipalities: Jacareí, Bragança Paulista,  Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos and Sumaré. We obtained seven lower court favorable decisions. The municipalities have filed appeals at the higher court. With respect to Limeira, the lower court decision was unfavorable and we filed an appeal at the higher court.  With respect to Sumaré, the lower court has not issued its decision. With respect to São José dos Campos, in 2011, the higher court decided in our favor. The relevant municipalities did not appeal and the decisions are final.

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

Income tax retained on earnings

We have brought actions against the Federal Revenue Service to dispute income tax retained on earnings under certain of our hedge transactions. In accordance with preliminary injunctions obtained in these actions, we have not collected or remitted a total amount of R$36.7 million on those transactions as of December 31, 2011. Of this amount, R$11.7 million have been deposited with the court by the financial institution, which liquidated the transactions and is responsible for withholding the income tax. We have not made provisions for the remaining R$25.0 million. In the event of an unfavorable decision, the remaining R$25.0 million will be collected and accounted for as a tax credit available to offset future income tax liabilities.

ICMS

Net Rio received a tax assessment notice from the State Tax Authority of the State of Rio de Janeiro in the amount of R$51.6 million relating to the ICMS tax. The tax authority alleged that, as a result of delays in the payment of its ICMS tax during the period from September 2001 to October 2002, Net Rio lost its rate reduction benefit. Net Rio presented its administrative defense to the tax authority. In May 2005, Net Rio obtained an unfavorable decision at the lower court with respect to the administrative defense. In June 2005, Net Rio filed an appeal to this decision and in 2008 obtained an unfavorable decision. In January 2009, a tax enforcement action was filed with respect to the delayed payments and Net Rio presented its defense to the lower court, where a decision is pending. The amount under dispute was R$32.4 million as of December 31, 2010, which is guaranteed by a bank bond. Additionally, Net Rio filed a writ of mandamus before the judicial court with regards to the tax assessment. With respect to the writ of mandamus, Net Rio obtained an unfavorable decision from the lower and higher judicial court for the assessed period, with the exception of the period between October and December 2001, for which Net Rio has recorded liabilities in the amount of R$36.0 million, as of December 31, 2011.

IPI

The Federal Revenue Service has imposed tax assessments of R$17.1million on our subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the IPI, Reyc did not correctly classify transactions related to the import of our analog decoders. Reyc filed three lawsuits against the imposition of the tax assessments and the lower court’s decision in connection with one of these lawsuits is pending. In May 2005, the court decision for the third lawsuit was favorable to Reyc, but the Federal Revenue Service appealed the decision with a higher court. In June 2009, one lawsuit was decided favorably to Reyc. Reyc has recorded a liability in the amount of R$5.3 million as of December 31, 2011. In spite the lawsuits filed by Reyc, the Federal Revenue Service started a judicial procedure for the enforcement of the tax liability in the amount of R$17.1 million as of December 31, 2011.

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

ISS

This judicial tax enforcement action was filed after administrative proceedings related to the defense of three tax deficiency notices issued against Net on June 28, 2004 ended unfavorably to us at the administrative level. On October 23, 2009, we filed our defense in the lower court. On September 20, 2010, we obtained a partially favorable decision at the lower court. Two tax deficiency notices were canceled (lower values) and the third deficiency notice (of higher value) obtained an unfavorable decision. We appealed and the decision is pending. The amount involved in this tax enforcement action, as of December 31, 2011, was R$127.3 million. We believe the probability of loss is remote. We have not made a provision in connection with this proceeding.

Other

In addition to the judicial tax proceedings discussed above, we and our subsidiaries are involved in judicial tax proceedings relating to, among other things, the Instituto Nacional do Seguro Social, the Social Security National Institute, with respect to the collection and offsetting of social security contributions. We do not expect losses from any of these proceedings, individually or in the aggregate, to have a material adverse effect on our liquidity, our consolidated financial condition or our results of operations.

Civil Claims

Increase in monthly subscription rates and other contractual disputes

We are currently party to nine lawsuits against our subsidiaries as a result of increases in monthly subscription rates proposed by state public attorneys, by consumer protection organizations and by individuals. The plaintiffs in each lawsuit allege that the increases in monthly subscription rates were abusive and unjustified and violate principles of the Brazilian Consumer Defense Code and legislation establishing that contractual payment increases shall only occur once a year. The plaintiffs further argue that the increases were illegal, that the amounts paid should be reimbursed to subscribers and that the clause in our standard subscription contract, which provides for an increase in monthly subscription rates in the event that the cost of providing services increases, should be declared null and void.

We obtained unfavorable final decisions for two of our subsidiaries, which have since been merged into us. In both cases, we settled with the General Attorney’s office and agreed to reimburse current and former subscribers in the amount which we increased their monthly subscription. We have complied with one of the agreements and have completed reimbursing such  subscribers; we are in the process of complying with the other agreement. In addition, we have obtained unfavorable decisions for a third subsidiary that has since merged into us, but they are currently before the appeals court. We have obtained favorable court decisions for three cases.  As of December 31, 2011, we recorded liabilities of R$4.5 million for the four remaining lawsuits. If we obtain unfavorable final decisions in these and similar lawsuits, our cash flows could be materially and adversely affected.

Moreover, we are party in another four lawsuits filed against our subsidiaries by state public attorneys or by consumer protection organizations, which challenge the validity of certain clauses in our standard subscription contract (i.e. penalty clauses, slip collection clauses, etc.). The plaintiffs seek to prevent us from including clauses that would allow our subsidiaries to charge contractual penalties, for example, but are not seeking monetary compensation. Because our standard subscription contracts no longer include these disputed clauses, we believe that the outcome of such proceedings will not affect our business or cash flows.

Lawsuits related to signal scrambling and Internet access

The consumer defense organization Associação Brasileira de Defesa do Consumidor, or ABRASCON, and a credit consumer organization Associação dos Consumidores de Crédito, or ANDEC, respectively, filed a lawsuit against us seeking to prevent us from requiring that subscribers connecting to the Internet through Net Vírtua also maintain a contract with an Internet service provider. The plaintiff is seeking R$8.0 million in compensation. We obtained a favorable decision, but a final court decision is still pending.

In addition, three similar actions have been filed against our subsidiaries, all pending of judgment by the court. We believe that we have probable and possible chances of loss. Most of these lawsuits do not request damages but unfavorable decisions may involve injunctions against our subsidiaries, such as the prohibiting them from entering into contracts with Internet providers for NET Vírtua subscribers.

ECAD settlement

In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2011, all of these of lawsuits were pending and no final decision has been issued. We have a provision in the aggregate amount of R$145.5 million and deposited into court the aggregate amount of R$33.7 million.

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

Other civil public and collective actions

Our subsidiaries are defendants in another twenty five civil public and collective actions, all with different claims, which can be summarized as follows: unlawfulness of channels grid modification; unlawfulness of subscribers data form modification; improper collection of taxes and monthly subscription; invalidity of cable television concessions; unlawfulness of bundled sale of products and services. Although most of them do not request damages, all of them request high punitive fines for the case of continuance of those alleged illegal practices, and unfavorable decisions to our subsidiaries may adversely affect their ordinary course of business.

Labor Claims

As of December 31, 2011, we and our subsidiaries were party to 2,493 labor proceedings filed by former employees of our company and our subsidiaries involving total claims of R$42.2 million (calculated based on the award granted by the most recent court decision on the claim and, where no decision has been issued, the amount requested by the plaintiff). These proceedings most frequently involve claims seeking additional compensation for employees performing high-risk activities and for overtime pay and commissions.

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

We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2011:

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
* Pending approval from Anatel

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

•	Financial Statement Presentation. This section provides a summary of how our operations are presented in the audited consolidated financial statements included elsewhere in this Form 20-F.

•	Results of Operations. This section provides an analysis of our results of operations for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

•

Liquidity and Capital Resources. This section provides an analysis of the our cash flows for the years ended December 31, 2011, December 31, 2010 and December 31, 2009, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2011. Included in the analysis of outstanding debt is a discussion of the amount of financial capacity available to fund our future commitments, as well as a discussion of other financing arrangements.

•	Brazilian Economic Environment. This section provides general overview of the Brazilian economic environment and effects of inflation and exchange rate fluctuations.

Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable operator in Brazil and Latin America, based upon the number of subscribers and homes passed. As of December 31, 2011, we had 4.7 million pay-television connected subscribers in 100 locations within Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 4.3 million subscribers as of December 31, 2011. We also provide fixed line telephony through our NET Fone via Embratel service, which had 3.8 million subscribers as of December 31, 2011. As of December 31, 2011, our advanced network of coaxial and fiber-optic cable covered over 75,000 kilometers and passed approximately 13.4 million homes. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2011, we had gross sales revenue of R$8,345.4 million.

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

Pay-television is our largest service in terms of revenues generated and, as of December 31, 2011, we had 4.7 million pay-television subscribers, of which approximately 58% subscribed to our digital cable service. Although providing pay-television services is competitive, we expect to continue to increase pay-television revenues through the offering of advanced digital cable services, as well as through price increases and digital cable subscriber growth. Our digital cable subscribers provide a broad base of potential customers for additional services. Pay-television programming costs represent a major component of our expenses and are expected to continue to increase, reflecting programming rate increases on existing services and subscriber growth. We do not expect that our pay-television service margins as a percentage of pay-television revenues will decline over the next few years.

As of December 31, 2011, we had 4.3 million broadband Internet subscribers. We expect continued growth in residential broadband Internet subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to continue to slow over time as penetration increases in broadband Internet services. As of December 31, 2011, we had 3.8 million residential fixed line telephony subscribers. We expect increases in fixed line telephony subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to slow over time as fixed line telephony services already have high level of penetration and an increasing number of homes in Brazil is replacing their traditional telephone service with wireless phone service. The profitability of our telephony services business is sensitive to customer churn as acquisition costs for certain telephony customers, especially Net Fone.com customers, are recovered over a longer period than, for example, customers who subscribe to pay-television or multiple services.

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

3TABLE OF CONTENTS

We believe we continue to have adequate liquidity to meet our liquidity needs for the 2012. As of December 31, 2011, we had R$721.2 million of cash and cash equivalents. Additionally, there are no significant maturities of our short-term or long-term debt prior to June 2012. On May 26, 2011, we redeemed our outstanding US$150.0 million aggregate principal amount of 9.25% perpetual bonds with available cash on hand.

In 2012, we intend to maintain our subscriber growth, in terms of net additions, at the 2011 level. Key factors that will influence our ability to achieve these objectives include:

•         Competition. Our triple play joint offering of pay-television, broadband Internet and fixed line telephony services face a growing number of competitors. We are pursuing a marketing strategy to attract and retain customers. We are working on developing new packages of bundled products to better match customers’ expectations and we are working to improve customer satisfaction.

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

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2011 in accordance with IFRS.

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

Deferred income taxes

The amount of deferred income tax assets is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset. The Company offsets deferred tax assets and deferred tax liabilities if, and only if: (a) a legally enforceable right exists to set off current tax assets against current income tax liabilities, and (b) the deferred taxes assets and the deferred tax liabilities are related to the income tax charged by the same tax authority (i) in the same taxable entity; or (ii) in different taxable entities that intend to settle tax liabilities and tax assets on a net basis, or realize assets and settle liabilities simultaneously, in each future period in which it is expected that significant amounts of deferred tax assets or tax liabilities can be settled or recovered.

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

Test of impairment of non-financial assets

We evaluate annually the carrying value of goodwill and indefinite-lived intangible assets using a consistent discounted cash flow model. This process involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. We use the discounted cash flow model, a technique that is widely used in the valuation of assets. The discount rate assumption is based on the weighted average cost of capital, or WACC. WACC was calculated based on a U.S. historical risk-free rate of 4.7% and a market risk premium of 6.5%, which is calculated as the difference between the return of the stock market and the risk-free rate, adjusted for a Brazilian risk premium of 2.0% and an inflation difference between the United States and Brazil of 2.5%, each for the year ended December 31, 2011. The weighted average cost of debt provided by the third parties, net of taxes was 7.5%, for the year ended December 31, 2011. The cost of equity plus the weighted average cost of debt provided by the third parties resulted in a WACC of fifteen percent for the year ended December 31, 2011. The assumptions about future cash flows and growth rates are based on our budget and business plans, as approved by the board of directors, as well as on comparable market analyses.

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

Our revenue and cost projections vary with the growth of the numbers of subscribers.   In 2010, we had negative net cash flow due to an increase in investments in the bidirectional network. In 2011 we also had negative net cash flow as a result of investments in several projects for expansion and network enhancements, in addition to the perpetual bonds settlement, a factor that consumed part of our annual cash. We estimate that the minimum projected 10-year free cash flow beginning in 2013 to be 5.14% in order to avoid a goodwill impairment charge. We use conservative assumptions for our long-term business plan, reflecting lower growth of our subscriber base compared to actual sales and household growth in recent periods. We believe that our business plan and impairment analysis are appropriate, even considering a competitive increase in the sector. We did not record an impairment charge for the year ended on December 31, 2011.

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

On April 22, 2009, Resolution No. 528 was published, prohibiting pay-television providers from charging subscribers content for more than one outlet per household. On March, 19, 2010, Anatel published Sumula 9 which expressly authorizes subscription television operators to charge their customers for the cost of equipment used in multiple outlets, including through rental, lease and sale of decoders. Even after the clarification resulting from Sumula 9, Brazilian federal prosecutors, several state consumer defense associations, agencies and customers continue to challenge this rule in court claiming that pay-television operators cannot charge for additional points and rental of related equipment. We cannot predict the outcome of such claims, and therefore we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations.

Taxes and Other Deductions from Revenues

Taxes and other deductions from revenues are directly related to our volume of subscription sales. The taxes described below are passed on to our subscribers as part of their subscription fee. Note that our business is also subject to other taxes that are not deducted from revenues. Taxes and other deductions from revenues consist of:

•                     ICMS value-added tax. In São Paulo, Santa Catarina, Rio Grande do Sul, Amazonas and Distrito Federal, the ICMS tax is levied at a rate of 25%. In Minas Gerais, Paraná, Goiás and Rio de Janeiro, the ICMS tax is levied at a rate of 18%, 27%, 29% and 30%, respectively. However, for pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except the state of Rio Grande do Sul, Paraíba and Mato Grosso do Sul, where the rate is 12%.

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

•                     Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2011, 22.6% of our net sales. Programming purchase costs consist of programming fees paid by our operating subsidiaries directly to certain international programmers for the acquisition of new international content from sources outside of Brazil and to Net Brasil primarily in relation to programming produced in Brazil. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Net Brasil Programming Agreement.”

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

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales

Sales and taxes and other deductions from sales by major category were as follows:

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Gross sales :
Pay-television and broadband Internet subscriptions	7,205.6	6,147.4	17%
Sign-on and hook-up fees	17.2	22.1	(22%)
Other sales (including pay-per-view and telephony)	1,122.6	932.1	20%
Total gross sales	8,345.4	7,101.6	18%
Taxes on sales, discounts and cancellations	(1,649.5)	(1,696.0)	(3%)
Net sales	6,695.9	5,405.6	24%

Selected subscriber-related key financial indicators were as follows:

	As of December 31,
	2011	2010
	(in thousands)
Total connected pay-television subscribers	4,730	4,212
Total connected broadband Internet subscribers	4,264	3,524
Total connected fixed line telephony subscribers	3,844	3,153
Total kilometers of cable network	75	66
Total homes passed	13,433	11,543

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

Other sales increased primarily due to an increase in fixed-line telephony revenues, as a result of increases in the subscriber base for this service in 2011.

Taxes on sales, discounts and cancellations remained fairly stable principally due to the increase in taxes resulting from higher revenues were opposed to the decrease of discounts and cancellations. As a percentage of total revenues, taxes on sales, discounts and cancellations decreased at 19.8% in 2011 when compared to 23.9% in 2010.

Operating costs and expenses

Operating costs and expenses by major category were as follows:

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Operating Costs and Expenses:
Programming costs	(1,515.7)	(1,262.1)	20%
Other direct operating costs	(1,707.7)	(1,317.5)	30%
Selling, general, administrative and other expenses	(1,530.6)	(1,266.8)	21%
Depreciation and amortization	(1,061.9)	(901.2)	18%

The increase in our pay-television programming costs was primarily due to the increase in our pay-television subscriber base and the increase in programming costs reflecting the price increase by the IGP-M inflation rate. As a percentage of net sales, programming costs decreased to 22.6% in 2011 compared to 23.3% in 2010.

Other operating costs increased primarily due to: (i) expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth; (ii) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple play customer base which requires more complex customer care, to assure high customer service quality and to comply with the regulation for call centers; (iii) an increase in the number of employees for field services; and (iv) higher network expenses, such as electricity. As a percentage of net sales, other operating costs increased to 25.5% in 2011 compared to 24.4% in 2010.

Selling, general and administrative expenses increased primarily due to higher employee and marketing costs and sales commissions, partially offset by lower IT expenses. Employee costs increased primarily due to a headcount increase, marketing costs increased primarily due to intensified marketing efforts and sales commissions increased due to higher number of new entrants to our subscriber base. As a percentage of net sales, selling, general and administrative expenses decreased to 22.9% in 2011 compared to 23.4% in 2010.

Depreciation and amortization expenses increased primarily due to higher depreciation expenses related to increased acquisition of digital set-top boxes and new subscriber installation.

Finance results

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Finance results
Finance expense	(475.9)	(359.4)	32%
Finance income	175.4	169.4	4%
Total	(300.5)	(190.0)	58%

Finance results were an expense in 2011 higher than in 2010, primarily as a result of the depreciation of the real against the U.S. dollar. The primary impact was related to our debt denominated in U.S.dollar.

Income taxes and social contribution

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Income tax and social contribution	(206.2)	(160.8)	28%

In 2011, income tax and social contribution increased mainly due to higher taxable income earned in some of our operations.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales

Sales and taxes and other deductions from sales by major category were as follows:

	Year ended December 31,
	2010	2009	% Change
	(R$ in millions)
Gross Sales:
Pay-television and broadband Internet subscriptions	6,147.4	5,301.3	16%
Sign-on and hook-up fees	22.1	117.1	(81%)
Other sales (including pay-per-view and telephony)	932.1	652.0	43%
Total gross sales	7,101.6	6,070.4	17%
Taxes on sales, discounts and cancellations	(1,696.0)	(1,457.0)	16%
Net sales	5,405.6	4,613.4	17%

Selected subscriber-related statistics were as follows:

	As of December 31,
	2010	2009
	(in thousands)
Total connected pay-television subscribers	4,212	3,690
Total connected broadband Internet subscribers	3,524	2,882
Total connected fixed line telephony subscribers	3,153	2,557
Total kilometers of cable network	66	61
Total homes passed	11,543	10,777

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

Liquidity and Capital Resources

We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet our strategic and financial objectives. Accordingly, liquidity cannot be considered separately from capital resources that consist of current or potentially available future funds for use in meeting debt service requirements and long-range business objectives. Our ability to obtain equity financing depends on the approval from our Board of Directors.

As of December 31, 2011 and 2010, our net debt, calculated as the sum of “debt”, including the current portion in current liabilities and “debt” in non-current liabilities, minus “cash and cash equivalents”, amounted to R$1,448.2 million and R$1,356.7 million, respectively. Our management uses net debt as a supplemental measure of capital management in order to calculate our ability to obtain debt financing at appropriate cost.  In general, we hold our cash and cash equivalents in Brazilian reais. Additionally, as of December 31, 2011, our current assets were R$235.5 million smaller than our current liabilities and in December 31, 2010, our current assets were R$210.5 million greater than our current liabilities. The increase in the current liabilities in 2011 is mainly due to the beginning of the annual amortization of our debentures as from June 1, 2012 and to the settlement of perpetual bonds on May 26, 2011.

We are in the process of merging a number of our operating and non-operating subsidiaries into the Company, in order to simplify our corporate structure, improve business synergies and improve administrative and income tax and social contribution efficiencies, which we expect will improve our cash generation.

We expect this process of merging subsidiaries into the Company to result in opportunities to reduce certain operational, payroll and related costs, as well as administrative expenses.

In addition, we expect these mergers to improve tax efficiencies, as they will reduce the volume of inter-company transactions and optimize the use of net operating losses (NOLs).  According to Brazilian tax regulations, each company, even part of a group, is individually required to pay taxes, generating as a result tax inefficiencies to the group.

Under Brazilian income tax rules, if an entity generates a loss in a given period, the NOLs generated by that entity in such period may be used to offset up to 30 percent of the entity’s taxable income for the subsequent period.  There is generally no limit on the number of years during which NOLs may be carried forward.

As a result of our mergers of operating and non-operating subsidiaries into the Company, in 2010 and 2009, we were able to use NOLs from certain of our subsidiaries to accelerate offsetting of taxable income of other subsidiaries and we were able to reduce taxes payable on inter-company transactions.

Our business generates significant cash flows from operating activities.  Given the expected level of capital expenditures needed to support our growth and our schedule for debt amortization payments, we believe that we will be able to meet our short- and long-term liquidity and capital requirements, through our cash flows from operating activities, existing cash and cash equivalents, and, if needed, our ability to obtain future external financing.

We expect that any additional net cash funding requirements will be preferably financed with long-term financing, including, for example, those under the Government Agency for Machinery and Equipment Financing – FINAME program, and other long-term debt.

We are subject to certain restrictive covenants related to our outstanding borrowings, the most important of which are (i) a required net consolidated debt to EBITDA ratio of less than 2.5 and (ii) an EBITDA to expenses net of consolidated interest ratio equal to or higher than 1.5.  As of December 31, 2011 and 2010, we complied with these financial covenants by a significant margin.  We do not expect our ability to comply with these financial covenants in the future to depend on further debt reduction or on improved operating results.

Cash Flows

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year ended December 31,
	2011	2010
Operating activities	(R$ in millions)
Net income	373.2	307.2
Monetary and exchange rate variations, net	102.2	(69.1)
Interest expense on borrowing	203.0	215.1
Losses on derivatives	16.9	65.9
Depreciation and amortization	1,061.9	901.2
Deferred income tax and social contribution	106.4	82.8
Loss on disposal of property, plant and equipment	-	(4.1)
Provisions	(42.3)	(44.4)
Increase (decrease) in operating assets and liabilities	60.6	(218.4)
Net cash provided by operating activities	1,881.9	1,236.2

Cash flows from operating activities. Net cash provided by operating activities increased from R$1,236.2 million in 2010 to R$1,881.9 million in 2011, an increase of 52.2%. This increase was primarily due to higher revenues and control over operating costs and expenses, which resulted in increased operating income before depreciation and amortization and a decrease in working capital.

	Year ended December 31,
	2011	2010
Investing activities	(R$ in millions)
Purchase of property, plant and equipment and intangible assets	(1,660.2)	(1,249.9)
Cash proceeds from sale of property, plant and equipment	2.5	2.9
Net cash used in investing activities	(1,657.7)	(1,247.0)

Cash flows used in investing activities. We used R$1,657.7 million in cash in investing activities in 2011, an increase of 32.9%, as compared to R$1,247.0 million used in investing activities in 2010. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases.

	Year ended December 31,
	2011	2010
Financing activities	(R$ in millions)
Proceeds from third party borrowing	221.2	103.6
Repayment of principal	(342.1)	(92.6)
Payment of interest	(203.7)	(194.3)
Net cash used in financing activities	(324.6)	(183.3)

Cash flows used in financing activities. We used R$324.6 million in cash in financing activities in 2011, compared to net cash provided by financial activities of R$183.3 million in 2010, primarily due to prepayment of our perpetual bonds debt in the aggregate principal amount of R$244.3 million plus interest of R$5.6 million and prepayment of indebtedness outstanding under FINAME in the aggregate principal amount of R$72.8 million, as well as increased payment of interest related to our debt.  This was partially offset by the issuance of FINAME in the aggregate principal amount of R$221.2 million.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

	Year ended December 31,
	2010	2009
Operating activities	(R$ in millions)
Net income	307.2	735.9
Monetary and exchange rate variations, net	(69.1)	(177.3)
Interest expense on borrowing	215.1	176.6
Losses on derivatives	65.9	97.4
Depreciation and amortization	901.2	618.7
Deferred income tax and social contribution	82.8	(158.6)
Loss (gain) on disposal of property, plant and equipment	(4.1)	7.1
Provisions	(44.4)	(101.3)
Decrease in operating assets and liabilities	(218.4)	(195.9)
Net cash provided by operating activities	1,236.2	1,002.6

Cash flows from operating activities. Net cash provided by operating activities increased from R$1,002.7 million in 2009 to R$1,236.2 million in 2010, an increase of 23.3%. This increase was primarily due to higher revenues and control over operating costs and expenses, which resulted in increased operating income before depreciation and amortization and a decrease in working capital.

	Year ended December 31,
	2010	2009
Investing activities	(R$ in millions)
Acquisition of business, net of cash received	-	(97.9)
Purchase of property, plant and equipment and intangible assets	(1,249.9)	(1,089.2)
Cash proceeds from sale of property, plant and equipment	2.9	2.5
Net cash used in investing activities	(1,247.0)	(1,184.6)

Cash flows used in investing activities. We used R$1,247.0 million in cash in investing activities in 2010, an increase of 5.3%, as compared to R$1,184.6 million used in investing activities in 2009. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases.

	Year ended December 31,
	2010	2009
Financing activities	(R$ in millions)
Proceeds from third party borrowing	103.6	677.0
Repayment of principal	(92.6)	(46.1)
Payment of interest	(194.3)	(170.2)

Net cash provided by (used in) financing activities	(183.3)	460.7

Cash flows used in financing activities. We used R$183.3 million in cash in financing activities in 2010, compared to net cash provided by financial activities of R$460.7 million in 2009, primarily due to prepayment of our Bank Credit Notes in the aggregate principal amount of R$30.7 million and prepayment of indebtedness outstanding under FINAME in the aggregate principal amount of R$61.9 million, as well as increased payment of interest related to our debt.  This was partially offset by the issuance of FINAME in the aggregate principal amount of R$103.6 million.

Liquidity Requirements and Sources

Most of our capital expenditures are related to customer acquisition activity in connection with our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband Internet subscribers, we will need significant cash to fund capital expenditures. Also, we have made interest payments on our debt and scheduled principal payments, with significant maturities starting in June 2012. We have historically funded these liquidity requirements through operating cash flows, borrowings under our credit facilities, proceeds of debt and equity financings and capital advances and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, anticipated capital expenditures, acquisitions and debt principal and interest payment requirements, we do not expect to need to raise funds to meet our anticipated cash requirements in 2012. The amount of our anticipated operating cash flows in 2012 and future periods could be adversely affected by a number of factors, many of which are not within our control. Any weakening of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, which include a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts to meet our cash requirements or at all.

We had cash and cash equivalents of R$721.2 million as of December 31, 2011, a 12.2% decrease compared to R$821.6 million as of December 31, 2010, mainly as a result of the payment of interest and the prepayment of principal of our debt.

Contractual Obligations

The following table sets out our major contractual obligations as of December 31, 2011:

	Payments due by period
	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
	(R$ in millions)

Debt (1)	295.0	728.4	365.2	780.8	2.169.4
Lease of utility poles (2)	100.4	331.1	246.3	267.0	944.8
Lease of office space	34.7	114.3	85.0	92.2	326.2
Programming, equipment and service purchase obligation(3)	46.4	-	-	-	46.4
Total	476.4	1.173.8	696.5	1.140.0	3.486.7

________________________

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

In 2011 and 2010, our capital expenditures of R$1,660.2 million and R$1,249.9 million, respectively, were primarily used to sustain our organic subscriber growth, through the acquisition of equipment such as cable modems, digital set-top boxes, digital video recorder boxes, cable modem termination system, or CMTS, and optical nodes equipment. We import part of this equipment and make payments in U.S. dollars. Thus, the depreciation of the real against the U.S. dollar can negatively impact our cash disbursements to acquire such equipment.

In 2012, we expect to continue to increase the number of our pay-television, broadband Internet and fixed line telephony subscribers. As most of our capital expenditures are related to subscriber acquisition, including the acquisition of equipment and the installation cost, we expect to maintain our annual capital expenditures for this purpose in 2012. In addition, we expect to spend similar amounts as 2011 in network improvements, maintenance and systems development for improved customer service and to expand our network, both increasing our bi-directional network and expanding our network to new areas. We do not plan on making substantial capital expenditures for the encoding of our network. We expect to be able to fund our day-to-day capital expenditures in 2012 using funds from operations. These statements are forward-looking statements and are therefore based on estimates and assumptions that are subject to significant uncertainties, many of which are beyond our control or are subject to change. See “Forward-Looking Statements.”

Debt Financing

As of December 31, 2011, we had the following debt (including accrued interest) outstanding:

(R$ in thousands)
U.S. dollar-denominated debt (1):
Banco Inbursa S.A.	379,010
Global notes 2020.	675,622

Total U.S. dollar-denominated debt	1,054,632

Real-denominated debt:
Non-convertible debentures – 6th Public Issuance	584,258
Bank credit notes	122,292
FINAME	408,200
Total real-denominated debt	1,114,750

Total	2,169,382

                ________________________

(1)     Calculated using the December 31, 2011 exchange rate of R$1.8758 per US$1.00. On May 26, 2011, we redeemed, in whole, our perpetual bonds with available cash on hand.

In 2011, the rate used to determine the interest rate of our real-denominated debt was the Brazilian interbank interest rate, or CDI, which was 10.87%.

At December 31, 2011, the principal maturities of our debt were as follows:

Principal Amortization Schedule:	(R$ in thousands)
2012	255,697
2013	241,841
2014	249,989
2015	240,630
2016	93,604
2017-2020	1,056,317
2,138,078
Total debt cost	(9,161)
Accrued interest	40,465
Total debt	2,169,382

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

The Term Credit Facility contains a number of covenants that, among other things, will limit or restrict our ability and our subsidiaries to incur additional indebtedness (including guarantees of other indebtedness); pay dividends or make other restricted payments; enter into certain types of transactions with affiliates; sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; and create liens. In addition, the Term Credit Facility contains a requirement that we not exceed a maximum ratio of consolidated interest expenses to consolidated EBITDA (as those terms are defined in the Loan and Guaranty Agreement). As of December 31, 2011, we were in compliance with such financial covenants. The Term Credit Facility provides for customary events of default, including non-payment of principal, interest or fees, violation of covenants, material inaccuracy of representations or warranties, specified cross defaults to other material indebtedness, certain bankruptcy events, invalidity of guarantees, material judgments and change of control.

Global Notes 2020

On November 4, 2009, we issued 7.50% Guaranteed Senior Notes due 2020 in an aggregate principal amount of US$350.0 million. These notes may be redeemed at our option, in whole or in part, at any time (i) prior to January 27, 2015, at a redemption price, plus accrued and unpaid interest, if any, to the redemption date, equal to the greater of (a) 100% of the principal amount and (b) the sum of the present values of the remaining scheduled payment of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture governing the global notes 2020) plus 50 basis points; and (ii) on or after January 27, 2015, at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest and any additional amount payable with respect thereto: (a) 103.75% during the 12-month period commencing on January 27, 2015; (b) 102.5% during the 12-month period commencing on January 27, 2016; (c) 101.25% during the 12-month period commencing on January 27, 2017; and (d) 100% during the 12-month period commencing on January 27, 2018 and thereafter. In the case of partial redemption, no less than US$100.0 million aggregate principal amount must remain outstanding. We pay interest semi-annually in arrears on each interest payment date. The indenture governing the global notes 2020 includes a number of covenants, including limitations on incurrence of additional debt, limitation on liens, limitations on guarantees, limitations on merger, consolidation or sale of assets, certain obligations regarding the payment of dividends and other distributions and certain reporting requirements, subject in each case to important exceptions. Under the indenture governing the global notes 2020, an event of default is generally defined to include non-payment of interest or principal, breach of certain obligations, cross-default (with a US$45 million threshold), unsatisfied judgments and enforcement proceedings (with a US$45 million threshold), insolvency-related events and unenforceability of obligations. The global notes 2020 are jointly guaranteed by all our wholly-owned subsidiaries.

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

Bank Credit Note

In connection with the acquisition of Vivax, we assumed debt in the aggregate principal amount of R$220.0 million with Banco Itaú BBA in the form of a Bank Credit Note, or CCB. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by our guarantee and the financial covenants were amended to reflect those of the Non-Convertible Debentures - 6th Public Issuance. We may prepay the CCB at any time, with a premium no greater than 0.60% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the CCB. On November 13, 2007, we prepaid R$50.0 million of this debt. On August 31, 2009, this loan agreement was renegotiated and amended as to the interest rates and maturity. The interest rate changed from CDI rate plus 1.2% to CDI rate plus 2.55% per year and the maturity from a bullet payment in November 2011 to be payable in three installments: December 2014, June 2015 and January 2016. In 2011, we prepaid part of our Bank Credit Notes in the aggregate principal amount of R$25.0 million (R$30.7 million in 2010).

Finame

Since 2007, we have obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program. These loans bear interest at 3.15% per year plus the Long-Term Interest Rate, or TJLP or fixed rates from 4.5% up to 8.7% per year and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired with the loans. We may prepay the FINAME at any time, with no premium. As of December 31, 2011, FINAME outstanding loans amounted R$408.2 million.

Off-Balance Sheet Arrangements

We are a party to certain swap agreements as part of a program to hedge part of our expenses that are linked to the U.S. dollar in the short- and medium-term, which currently include capital expenditures and interest expense on the perpetual bonds, global notes 2020 and the Loan and Guaranty Agreement with Banco Inbursa. As of December 31, 2011, we had swap agreements in the aggregate notional amount of R$207.5 million with the settlement dates starting in January 2012.

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

From 2003 through 2011, the federal government generally followed the policies implemented by the previous administration. In the end of 2008 and the first half of 2009, the Brazilian economy stagnated in the wake of the international financial crisis; however, the recession lasted a few quarters until the second quarter of 2009 before the Brazilian economy emerged from recession and resumed GDP growth. Notwithstanding the relatively brief effects of the international crisis, we remain exposed to volatility in the Brazilian currency, inflation, and regulatory changes. See below for a discussion of the impact of inflation on our business.

Since taking office in January 2011, President Dilma Rousself has followed the policies implemented by President Lula’s administration. The world economy has been recovering throughout 2010 and 2011, though effects of the international financial crisis remain, including the possible financial deterioration of countries in the European Union, which may indirectly impact Brazil. In 2010, Brazil experienced strong growth; however, there are concerns regarding the acceleration of inflation. Due to the difficult international economic situation in 2011, it is risky to develop scenarios for longer periods but there are elements that are likely to have a major influence on growth in coming years. First, consumption will continue growing, especially in class C. This growth, however, should be slower than in recent years, due to fiscal conditions that suggest a less aggressive elevation in the real minimum wage, and because of  the economic leap forward of the class has already occurred. Second, the export growth of chains of natural resources will continue accelerating because of Asian demand.  Third is the expansion of investment, especially in the oil industry and certain vendors, such as shipyards, agribusiness, mining and metals. Residential construction will continue growing, as well.

Effects of Inflation and Exchange Rate Fluctuations

Until July 1994, Brazil had experienced high and generally unpredictable rates of inflation for many years, as well as a steady depreciation  of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation, as measured by the IGP-M, and the fluctuation  of the year-end exchange rate of the real against the U.S. dollar for the periods shown:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Inflation (IGP-M Index)	5.1%	11.32%	(1.7)%	9.8%	7.8%
Currency appreciation (depreciation)	(12.6%)	4.3%	25.5%	(31.9)%	17.2%

As a result of the Real Plan, the rate of inflation and the rate of depreciation  have been reduced considerably since July 1, 1994. In recent years, the Brazilian currency has recovered as a result of appreciation of the real. The real depreciated 12.6% as of December 31, 2011 when compared to December 31, 2010.

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

On December 31, 2011 and 2010, our U.S. dollar exposure was comprised as follows:

	2011	2010
	(R$ in thousands)
Interest payable	29,820	28,776
Accounts payable related to equipment acquired from foreign suppliers	44,185	24,779
Accounts payable related to programming	2,203	1,873
Global notes 2020	652,321	578,345
Perpetual bonds	-	249,930
Banco Inbursa S.A	372,491	330,429
Total	1,101,020	1,214,132

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. On April 5, 2012, our shareholders held an extraordinary meeting and elected new directors and one new member to the Fiscal Board, as indicated in the table below, in order to fill vacant positions as a result of resignations of previous directors and member of the Fiscal Board. The term for directors and members of the Fiscal Board, including the ones elected on April 5, 2012, will end upon the election of new members at our 2012 annual shareholders’ meeting, which is expected to be held on April 30, 2012.

Our by-laws provide that the board of directors shall be composed of no fewer than nine and no more than twelve members. According to our by-laws, each member of our board of directors must be a Net Serviços’ shareholder.

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

Pursuant to a shareholders’ agreement discussed under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements,” our board of directors is comprised of twelve members and an equal number of alternates. Of these twelve members and twelve alternates, one member and one respective alternate is appointed directly by Grupo Globo, six members and six respective alternates are appointed by GB, which is controlled by Telmex Internacional, and three members and three respective alternates are appointed by Telmex Internacional. Additionally, in accordance with the Level 2 of BM&FBovespa’s Corporate Governance requirements, 20% the members of our board of directors must be independent.

Net Serviços’ current directors are:

Name	Position	Position Held Current	Term Since Expires

Oscar Von Hauske Solis	Chairman, Board of Directors	April 5, 2012	April 30, 2012
Rossana Fontenele Berto	Director	April 30, 2003	April 30, 2012
Jorge Luiz de Barros Nóbrega	Director	April 19, 2004	April 30, 2012
Carlos Henrique Moreira	Director	April 28, 2005	April 30, 2012
Jose Formoso Martínez	Director	April 28, 2005	April 30, 2012
Mauro Szwarcwald	Director	April 28, 2006	April 30, 2012
Isaac Berensztejn	Director	April 2, 2007	April 30, 2012
Luiz Tito Cerasoli	Director	April 30, 2011	April 30, 2012
Antonio Oscar de Carvalho Petersen Filho	Director	April 5, 2012	April 30, 2012
Antonio João Filho	Director	April 5, 2012	April 30, 2012
Carlos Hernán Zenteno de Los Santos	Director	April 5, 2012	April 30, 2012
José Antonio Guaraldi Félix	Director	April 5, 2012	April 30, 2012

Biographies of Our Board of Directors

Oscar Von Hauske Solis  is a member of the Board of Directors of Embratel Participações S.A., member of the Board of Directors of  Empresa Brasileira de Telecomunicações S.A – Embratel and Managing Officer at Telmex Internacional, S. A. B. de C.V..  He was the Systems and Processes Executive Officer at Teléfonos de México S.A de C.V., Managing Officer’s Assistant at Teléfonos de México de C.V. and the Controller at Fundação e Mecânica Susano Solis S.A and Tenería Company, S.R.L e C.V.  He holds an MBA from ITAM (Mexico) and a degree in Public Accounting from Bancaria y Comercial - Mexico.

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

Jorge Luiz De Barros Nóbrega has been a member of our board of directors since April 2004 and has served as Chairman of the board of directors since that time. Prior, he served as an alternate member for the Chairman of our board of directors. Mr. Nóbrega is Director of the Corporate Center at Organizações Globo and New Media, Radio and Publishing Director. He joined Organizações Globo in 1998 as Strategic Coordination Director. Previously, he held executive positions at Mesbla, a Brazilian retailing group, and Xerox and headed his own consulting firm for 4 years. He graduated in Business Administration from EBAP/Fundação Getúlio Vargas and holds a M.Sc. Degree in Industrial Engineering/Corporate Planning from Universidade Católica do Rio de Janeiro.

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

Antonio Oscar de Carvalho Petersen Filho is a member of the Board of Directors of Embratel Participações S.A., member of the Board of Directors of Empresa Brasileira de Telecomunicações S.A. – Embratel, member of the Board of Directors of Star One S. A., President of Instituto Embratel 21 and Executive Officer at Empresa Brasileira de Telecomunicações S.A. – Embratel.  He was the Executive Officer of Legal and Corporate Affairs at Empresa Brasileira de Telecomunicações S.A. – Embratel, Officer at the Brazilian Association of Information Technology and Telecommunications Law – ABDI, Regulatory Legal Officer at Empresa Brasileira de Telecomunicações S.A. – Embratel and Partner at the law firm Carvalho de Freitas e Ferreira Advogados Associados. Mr. Filho holds a degree in Law from the Law Faculty of the Pontifical Catholic University of São Paulo, with emphasis in public international law, international commercial law and economic law, and Economic Sciences from Armando Álvares Penteado Foundation.  He also holds a graduate degree in Public Law from Brazilian Society of Public Law.

Antonio João Filho held the position of Pay-TV Executive Officer at Embratel Group in 2008. Mr. Filho is an electric engineer with specialization in economics and administration.  Between 1976 and 1992, he worked in the area of implementation, operation and distribution of signals at Globo TV and its affiliate EPTV. Between 1993 and 1999, he implemented and managed Unicabo Group’s cable TV operations. As the founding Partner at Tele Design, he was its telecom officer between 1999 and 2003. Between 2003 and 2007 he was Vice Chief Operations Officer at Vivax. Institutionally, Mr. Filho is Technology Vice President at ABTA – Brazilian Association of Pay-TV and Pay-TV Officer at SET – Brazilian Society of Television Engineering.  He holds a degree in Electric Engineering from Engineering Faculty of São Paulo.

Carlos Hernán  Zenteno de los Santos  started his career in the telecommunications market at IBM of Mexico. In 1992 and 1993, Mr. Santos started working at América Móvil, where he held the following positions: Customer Services and Operations Sub-Director, Telcel México; Project leader to implement GSM network, Telcel Mexico; Strategic Planning Sub-Director, Telcel Mexico; Chief Executive Officer,  Porta  Ecuador; Chief Executive Officer at Claro Argentina; Regional Officer at Claro Argentina-Uruguay-Paraguay until August 2010.  Mr. Santos is Chief Executive Officer at Claro Brasil as of September 2010.  He holds a degree in Electronic Engineering from Instituto Tecnológico y de Estudios Superiores de Occidente – ITESO, Guadalajara, Mexico.

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

In addition, if we did not maintain a permanent Conselho Fiscal, in accordance with Article 161 of Brazilian corporate law, shareholders representing at least 10% of the voting shares or shareholders representing 5% of the non-voting shares would have the right to request the installation of the Conselho Fiscal. Under Brazilian corporate law, the holder of non-voting shares have the right to appoint at least one member of the Conselho Fiscal. The same right is granted to minority shareholders that hold at least 10% of the voting shares. The remaining holders of voting shares have the right to elect a number of members equal to the sum of members appointed by holders of non-voting shares and by minority holders of voting shares, plus one.

Name	Position	Position Held Since	Current Term Expires
Martin Roberto Glogowsky	Chairman, Conselho Fiscal	July 12, 2005	April 30, 2012
Fernando Carlos Ceylão Filho	Director	October 2, 2008	April 30, 2012
Eraldo Soares Peçanha	Director	April 5, 2012	April 30, 2012

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

Eraldo Soares Peçanha is currently an associate consultant, working in Corporate Governance, Financial Processes, Controllership, Asset Management and Investor Relations areas in small-sized consulting. Between 2008 and 2011, Mr. Peçanha was Customer Service Executive Officer, in charge of Icatu Seguros’ operations area, and Controllership Officer and Corporate Governance Executive Officer at Embratel between 2003 and 2008. He worked at CSN between 1996 and 2003 as General Controllership Superintendent.  Mr. Peçanha was a sitting member of the Fiscal Council of Companhia Vale do Rio Doce from 1997 to 2000 and Ferrovia Centro-Atlântica and Itá Energética in 1999 and 2000.  Mr. Peçanha also worked at Aracruz Celulose from 1974 to 1996, as well as Lowndes and BANERJ banks from 1970 to 1974.  He holds a degree in Accounting and Business Administration from Cândido Mendes University, Rio de Janeiro.

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

Net Serviços’ executive officers are:

Name	Position	Position Held Since	Current Term Expires
José Antônio Guaraldi Félix	Chief Executive Officer	January 2008	February, 2014
Roberto Catalão Cardoso	Chief Financial Officer	August 2010	February, 2014
Rodrigo Marques de Oliveira	Chief Officer	February, 2012	February, 2014
Daniel Feldmann Barros	Chief Operating Officer	February, 2012	February, 2014

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

For the year ended December 31, 2011, the aggregate compensation paid and benefits in kind granted by us to our independent directors, members of our Conselho Fiscal and our principal executive officers for services in all capacities was R$ 7.2 million.

Directors’ Service Contracts

Our directors and alternates are not subject to any service contracts with us or any of our subsidiaries.

Employees

All of our employees are located in Brazil. At December 31, 2011, we had 16,668. At December 31, 2010 and 2009, we had 15,746 and 14,629 employees, respectively. We believe that our relations with our employees and the labor union Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS are generally good.

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

In 2011, we reached substantially all pre-determined goals, and amounts under the PPR were paid on February 17, 2012.

Pension, Retirement and Similar Benefits

We currently do not have any pension or retirement plans for our employees.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of April 26, 2012, none of our outstanding common shares and approximately 0.5 % of our outstanding preferred shares were held in the form of ADSs. On April 26, 2012, there were approximately  3,500 record holders of our preferred shares, including in the form of ADSs, in the United States.

Our controlling shareholder is Telmex Group that on April 26, 2012 held 92.2  % of our common shares. During the three-month period ended March, 31, 2012, Embrapar acquired our indirect control, as a result of the conclusion of the acquisition of 1,077,520 common shares issued by GB, which has our direct control, previously held by Globo Group. The acquired shares represent 5.5% of the voting capital of GB and were subject to the Option, pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

Due to the exercise of the Option, Embrapar and its subsidiary Embratel, held a combined 10,612,011 common shares issued by GB, representing 54.5% of the voting capital of GB, and 38,916,293 preferred shares, representing 100% of GB’s preferred shares, as of April 26, 2012. As a result of the acquisition, Embrapar and Embratel directly and indirectly own through GB, 92.2% of our total capital, as of April 26, 2012.

Telmex Internacional owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed line telephony services in Mexico and the leading provider of fixed local and long distance telephony services and Internet access in Mexico.

The acquisition by Telmex Internacional, through Embrapar, of this additional interest in voting capital of GB constitutes an acquisition of a controlling interest in Net Serviços that, pursuant to our by-laws, will require that Embrapar make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Embrapar for such controlling interest. By acquiring our control, Embrapar aims to expand its operations, as well as the operations of its subsidiaries, in the Brazilian telecommunications market.

On March 6, 2012, Embrapar announced that it intends to launch a unified tender offer for the acquisition of all common and preferred shares issued by us, including the shares represented by American Depositary Shares and the shares traded on LATIBEX (“Tender Offer”). The Tender Offer will comprise the following events:

1 – Public tender offer through sale of control, as a result of the exercise of the Option, pursuant to Article 254-A of Law 6,404/76 and item 8.1 of the Corporate Governance Listing Rules for Level 2 of BM&FBOVESPA (“Change of Control Offer”);

2 – Public tender offer for our delisting from Level 2, pursuant to item 11.2 of the Corporate Governance Listing Rules for Level 2 of BM&FBOVESPA (“Level 2 Delisting Offer”); and

3 – Public tender offer for our deregistration as a publicly-held company with CVM, pursuant to Article 4 of Law 6,404/76 and item 10.2 of the Corporate Governance Listing Rules for Level 2 of BM&FBOVESPA (“Deregistration Offer”).

The Tender Offer is: (a) subject to CVM’s registration and approval of the adoption of procedures for the unification of the offerings; and (b) conditioned upon the provisions set forth in the paragraphs below.

In accordance with item 10.3 of the Corporate Governance Listing Rules for Level 2 of BM&FBOVESPA, Embrapar announced that the maximum price it will pay in the Tender Offer, per our common or preferred shares (“Maximum Price”), is R$26.04 per share, adjusted in accordance with the variation of the CDI (“Interbank Certificate of Deposit”) from March 5, 2012 until the date on which an appraisal report, prepared in compliance with item 10.1.1 of the Corporate Governance Listing Rules for Level 2 of BM&FBOVESPA, is issued (“Appraisal Report”). The Maximum Price will serve as the reference price for whether Embratel will be required to conduct (i) the Level 2 Delisting Offer and (ii) the Deregistration Offer.

In the event that the price of our shares, calculated pursuant to the Appraisal Report, exceeds the Maximum Price, Embrapar reserves the right to cancel the Deregistration Offer and/or the Level 2 Delisting Offer, maintaining solely the Change of Control Offer, pursuant to Article 254-A of Law 6,404/76 and item 8.1 of the Corporate Governance Listing Rules for Level 2 of BM&FBOVESPA.

On April 5, 2012, our shareholders approved: (a) Banco BTG Pactual S.A. as the specialized company that will prepare the Appraisal Report; (b) our delisting from Level 2, subject to the completion  of the Tender Offer; and (c) our deregistration as a publicly-held company with CVM, subject to the completion  of the Tender Offer.

Embrapar intends to conduct studies before the Appraisal Report is finalized, in order to analyze the possibility of a corporate reorganization involving us, GB and its subsidiaries to take advantage of synergies and other benefits.

As of April 26, 2012, GB is our controlling shareholder, holding 51.0% of our common shares. Telmex Group, in turn, holds a controlling interest in GB.

The following table sets forth, as of April 26, 2012, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Equity
Name	Number	Percentage	Number	Percentage	Number	Percentage

Globo Comunicação e Participações S.A.	11,855,947	10.4%	1,000	0.0%	11,856,947	3.5%
GB Empreendimentos e Participações S.A.(1)	58,374,440	51.0%	–	–	58,374,440	17.0%
Empresa Brasileira de Telecomunicações S.A	2,580,655	2.2%	210,838,097	92.2%	213,418,752	62.2%
Embratel Participações S.A.	40,928,401	35.8%	12,242,351	5.4%	53,170,752	15.5%

         (1)   Empresa Brasileira de Telecomunicações S.A. and Embratel Participações S.A., controlled by Telmex Internacional, hold 54.5% of the voting interests of GB and 100% of the non-voting interests of GB, a special purpose company, and Globo Group holds 45.5% of the voting interests of GB.

As of April 26, 2012, Globo held, directly, 10.4% of our voting capital and Globo Group held 45.5% of the voting capital of GB. Globo is a Brazilian holding company controlled by the Marinho family with operations in broadcast television, pay-television programming, magazine publishing and printing and interests in cable and satellite television.

As of April 26, 2012, non-affiliates owned 0.6% of our common shares and 2.4 % of our preferred shares, representing 1.8% of our total capital stock.

Shareholders’ Agreements

Grupo Globo, Embratel, Embrapar and GB, together with Telmex Internacional, entered into our shareholders’ agreement, and Grupo Globo and Telmex Internacional entered into a separate shareholders’ agreement with respect to GB, which we refer to as the “GB shareholders’ agreement”. We refer to these shareholders’ agreements together as the “shareholders’ agreements.” The shareholders’ agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by GB, rights of first refusal, and governance, including the right of each of Grupo Globo, Telmex Internacional and GB to appoint members to our board of directors and board of executive officers. Grupo Globo and Embratel are currently reviewing the shareholders’ agreement to reflect certain restrictions imposed by Law 12,485.

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

Material matters. The shareholders’ agreements require the approval of Grupo Globo, at a previous meeting as described above for specified material matters. These material matters include certain extraordinary corporate transactions relating to us, including certain business combinations, the disposition or acquisition of assets in excess of specified thresholds and dissolving or liquidating us; changes to specified commercial arrangements to which we are party, including certain programming and network arrangements, affiliate transactions and pay-television concession matters; and other matters such as deregistering us as a public company, changing our corporate purpose and determining the compensation and benefits of our key employees. The approval rights are subject to Grupo Globo maintaining specified minimum levels of shareholdings in Net Serviços.

Tag-along rights. Under the shareholders’ agreements, in the event of a sale of control of us by any shareholder party to the shareholders’ agreements, the purchaser must agree to undertake a public offering to purchase the shares of the remaining shareholders within a period of no more than 90 days at the same price and under the payment conditions offered to the selling shareholder.

Furthermore, in the event that one of the shareholders party to the shareholders’ agreements disposes of all or any part of its common shares or its GB shares, as the case may be, the other shareholders party to the shareholders’ agreements will have the right to require such selling shareholder to include in the sale such other shareholders’ common shares or GB shares, subject to the same price and payment conditions; provided that, if the number of common shares or GB shares, as the case may be, exceeds the number of shares the purchaser is willing to acquire, the number of common shares or GB shares, as the case may be, sold will be reduced proportionately for each selling shareholder.

Board of directors (Conselho de Administração). The shareholders’ agreements require that our board of directors be comprised of eleven sitting members and an equal number of alternate members, all of whom must be shareholders of Net Serviços. Based on current share ownership, one sitting member and one respective alternate member are appointed directly (and can be dismissed) by Grupo Globo, six sitting members and six respective alternate members are appointed (and can be dismissed) by GB (one of which will be appointed by Globo, according to the current ownership), which is controlled by Telmex Internacional, and three sitting members and three respective alternate members are appointed (and can be dismissed) by Embratel and Emprapar, which are controlled by Telmex Internacional. Additionally, in accordance with BM&FBovespa Level 2 listing requirements, two sitting members and two respective alternate members must be appointed by a non‑controlling preferred shareholder. Grupo Globo’s right to appoint directly or through GB members of the board of directors is subject to Grupo Globo maintaining specified minimum levels of shareholdings in Net Serviços.

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

Board of officers (Diretoria). The shareholders’ agreements provide that our board of officers and the board of officers of each company controlled by us will be comprised, except under certain circumstances, of the following three executive officers: (i) Chief Executive Officer, (ii) Chief Operating Officer and (iii) Chief Financial Officer. Telmex Internacional has expressly the right to appoint and remove the Chief Operating Officer. Otherwise these officers are appointed, and may be removed by, any shareholder that has control of over 50% of the total amount of our common stock governed by the shareholders’ agreements. After the exercise of the Option, Embrapar has, in practice, the right to appoint and remove all such officers.

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

Material Transactions with Affiliates

Net Brasil Programming Agreement

Net Brasil is wholly owned by Grupo Globo. On June 27, 2004, we entered into an amended and restated programming agreement with Net Brasil whereby we obtain all of our programming from Brazilian sources through Net Brasil. We obtain directly, for our own account and benefit, all international content from sources outside of Brazil. The amended and restated programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement. We pay Net Brasil a fixed brokerage service fee equal to R$154,412 per month, adjusted by the Consumer Price Index.

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

Pursuant to our programming agreements with Net Brasil, we recognized expenses of R$1,087.7 million to Net Brasil in 2011, including programming from Globosat and the brokerage fee. Our liabilities to Net Brasil are considered normal trading transactions and are classified as “accounts payable – programming suppliers” under current liabilities in the consolidated balance sheet in our audited consolidated financial statements included elsewhere herein.

Programming Guide

Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2011 and 2010, we recognized expenses of R$6.1 million and R$11.8 million, respectively, for the publication of our program guide.

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

According to the agreement governing fixed line telephony services, as amended, we are responsible for managing the operation of such services, which should strengthen our pay-television and broadband Internet businesses for residential customers. Embratel, which owns the licenses to provide fixed line telephony services, is responsible for investments in infrastructure to offer the services and provides customer service expertise for the fixed line telephony business. Pursuant to the agreement governing fixed line telephony services, as amended, we share with Embratel fixed line telephony services operating results, calculated by subtracting taxes on revenues, interconnection fees and costs incurred in connection with defaulting end users from gross fixed line telephony revenues.

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

Net sales from fixed line telephony services and small and medium business services amounted to R$572.7 million and R$451.1 million for the years ended December 31, 2011 and 2010, respectively.

Internet Services and IRU Agreements

On June 26, 2003, we entered into an agreement with Embratel to acquire access to Embratel’s bandwidth that connects our network to the Internet through private lines. This contract enables us to provide our broadband Internet services. This contract has been amended several times to include certain of our subsidiaries and to update prices and bandwidth capacities to access the Internet.

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

Other transactions involving us and companies related to Embratel, such as: (i) private circuits for internal fixed line telephony services; and (ii) general fixed telephony services are provided at prices believed to be at market rates. The amount paid to Embratel for these services, together with bandwidth access to the Internet, totaled R$531.9 million in 2011 and R$370.7 million in 2010. The increase is primarily due to higher cost related to the bandwidth to access the Internet.

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

Loan Agreement with Banco Inbursa S.A.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resorces–Debt Financing–Loan and Guaranty Agreement.”

ITEM 8.          FINANCIAL INFORMATION.

Our audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended on December 31, 2011, 2010 and 2009 are included elsewhere in this Form 20-F.. No significant change has occurred since the date of our audited consolidated financial statements as of and for the year ended December 31, 2011.

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

	BM&FBovespa R$ per preferred share		NASDAQ US$ per ADS
Year	Low	High	Low	High
2007	19.69	34.67	10.76	18.70
2008	9.86	26.06	3.88	15.80
2009	13.46	25.23	5.74	14.92
2010	16.76	25.11	9.10	14.76
2011	13.76	23.00	7.35	14.20
Quarter
2010:
First Quarter	20.92	25.11	11.19	14.76
Second Quarter	16.91	23.49	9.10	13.28
Third Quarter	16.76	22.95	9.40	13.26
Fourth Quarter	21.56	23.14	12.77	13.98
2011:
First Quarter	13.76	23.00	8.37	14.20
Second Quarter	14.01	17.45	8.56	10.66
Third Quarter	14.00	16.46	7.55	10.59
Fourth Quarter	14.42	18.88	7.35	10.94

	BM&FBovespa R$ per preferred share		NASDAQ US$ per ADS
Month

October 2011	14.42	18.50	7.35	10.94
November 2011	17.21	18.20	8.09	10.66
December 2011	16.85	18.88	13.10	13.84
January 2012	18.16	22.00	9.71	12.87
February 2012	19.50	24.00	11.14	13.84
March 2012	23.50	26.49	13.58	15.00
April 2012 (through April, 26)	25.80	26.50	12.64	14.24

 Trading Markets

NASDAQ Global Market

The primary market for our preferred shares held in the form of ADSs is the NASDAQ Global Market. On December 31, 2011, there were 1.4 million ADSs outstanding. The average daily trading volume of the ADSs on the NASDAQ Global Market during 2011 was US$44,000 or 4,600 ADSs.

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

Nominating Committee Charter. Rule 5605(e)(2) requires that a listed company adopt a formal written charter or board resolution addressing the director nomination process. In lieu of complying with Rule 5605(e)(2), we follow Brazilian corporate law, which does not require us to adopt a formal written charter or board resolution addressing the process for nomination of directors, who are appointed directly by the general shareholders meeting.

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

Brazilian Stock Exchanges

In 2000, Brazilian stock exchanges were reorganized through the execution of a memorandum of understanding. Pursuant to the memorandum, all securities are now traded only on the BM&FBovespa, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In 2011, the BM&FBovespa accounted for 100% of the trading volume of equity securities. The BM&FBovespa is a non-profit entity owned by its member brokerage firms. Trading on the BM&FBovespa is limited to member brokerage firms and a limited number of authorized non-members.

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

If you were to trade in our shares on the BM&FBovespa, settlement of transactions would be effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of a clearinghouse, or Câmara Brasileira de Liquidação e Custódia S.A., which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver shares to the exchanges on the second business day following the trade date.

Market Size. As of December 31, 2011, the aggregate market capitalization of all the companies listed on the BM&FBovespa was equivalent to approximately R$1.6 trillion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for public trading. The remaining shares are held by small groups of controlling persons, by governmental entities or by one principal shareholder.

Although at December 31, 2011 the Brazilian equity market was Latin America’s largest in terms of market capitalization expressed in U.S. dollars, it remains relatively small and less liquid compared to major world markets. In 2011, the average daily trading value on the BM&FBovespa was to approximately R$6.5 billion.

Index. Net Serviços has been included as part of the Ibovespa since May 2000. The Ibovespa is the most representative indicator of the performance of the Brazilian stock market. In 2011, Net Serviços was excluded from Ibovespa. Our securities also trade on several additional markets, including the Chicago, Pacific and American option exchanges, on which our options on ADSs began trading in February 2000, and Latibex, the trading market for Latin American companies that trade on the Madrid Stock Exchange, on which our shares began trading in July 2000.

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

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of Resolution No. 2,689/00. To qualify under this Resolution, a non-Brazilian holder must:

•      appoint a representative in Brazil with power to undertake acts relating to the investment;

•      register as a foreign investor with the CVM; and

•      register its investment with the Central Bank.

Under Resolution No. 2,689/00, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, under Resolution No. 2,689/00 securities trading are restricted  to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

Registered non-Brazilian holders are allowed to invest in almost any type of investment available to Brazilian citizens in the financial and securities markets, with few exceptions. Registration allows investors to remit foreign currency abroad when funds are distributed to registered shares or if proceeds are received from the disposition of such shares. The funds are converted into foreign currency at the forex market rate.

The registered capital for each share purchased in Brazil and deposited with the custodian is equal to its purchase price (informed in U.S. dollars). If an ADS holder chooses to cancel ADSs in exchange for the underlying shares, the investment in the shares may be registered with the Central Bank. This registration is necessary for the holder to receive dividends or proceeds from the sale of the shares outside of Brazil.

Pursuant to Resolution No. 2,689/00, the registration of a foreign investment is made electronically by the local representative of the foreign investor. The registered capital for a share withdrawn from the depositary bank upon cancellation of an ADS or a common share ADS will be the U.S. dollar equivalent of:

•      the average price of the underlying share on the stock exchange on the date of withdrawal; or

•      if no shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

•      When a holder of ADSs exchanges ADSs for the underlying shares, the holder is entitled to either:

•      sell the shares on the stock exchange and remit the proceeds abroad within five business days; or

•      freely convert the investment in the underlying shares to either an investment under Resolution No. 2,689/00 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank. Holders that do not comply with these rules may also be subject to monetary penalties.

See “Item 10. Additional Information—Taxation—Material Brazilian Taxation Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Level 2 of the BM&FBovespa

On December 11, 2000, the BM&FBovespa launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the Novo Mercado of BM&FBovespa. These listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those required under Brazilian corporate law. Some of the rules applicable to Level 2 were amended on May 2011.

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

Tag-Along Rights. Upon the acquisition of a controlling interest in us, pursuant to Level 2 requirements, the purchaser must offer tag-along rights to the remaining shareholders in an amount equivalent to 100% of the price paid for each share in the controlling stake, for holders of common or preferred shares. Prior to the changes implemented in May 2011, the obligation was to extend 100% of the price paid to holder of common shares and 80% to holders of preferred shares. Our by-laws already required the purchaser to offer 100% of the price paid for each share in the controlling stake to holders of our common and preferred shares.

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

Resolution of corporate conflicts through arbitration. Under Level 2, we, our controlling shareholders, senior managers and, to the extent we establish a Conselho Fiscal, the members of such Conselho Fiscal, are required to refer to arbitration any and all disputes or controversies relating to the enforcement, validity, efficacy, violation and related effects of: (a) the provisions in the Brazilian corporate law and in our by-laws, (b) the rules issued by the National Monetary Council, the Central Bank and the CVM, (c) all other rules governing capital markets in general, and (d) the directives in the BM&FBovespa listing rules, arbitration rules and the corporate governance Level 2 agreement.

As mentioned above, the Level 2 corporate governance requirements of the BM&FBovespa were amended, effective as of May 10, 2011.

In addition to the tag-along rights, the main changes to the Level 2 corporate governance requirements of the BM&FBovespa  include that (i) the company may not establish in its by-laws provisions that limit the number of votes of shareholders at a percentage less than 5% of the capital, except in cases of privatization or limits that are required by law or regulation applicable to the activity performed by the company, (ii) the by-laws shall not have any provision that requires a qualified quorum to the resolution derived from matters that must be submitted to the general meeting, (iii) the by-laws shall not prevent the exercise of voting for or impose burdens to shareholders ("cláusula petrea") (iv) the by-laws shall not permit the accumulation of positions of chairman of the Board of Directors and CEO, (v) the Board of Directors shall issue an opinion, within 15 days from the announcement of a tender offer relating to the acquisition of shares issued by the company, taking into consideration the interests of all shareholders, and (vi) the company shall develop and disseminate a policy for securities trading and code of conduct.

On April 5, 2012 the Company's shareholders approved the amending of its by-laws to comply with the new Level 2 corporate governance requirements of the BM&FBovespa .

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

Liability for further capital calls

Brazilian law does not provide for capital calls. Our shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

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

Change of Control Provisions

According to the Corporate Governance Listing Rules for Level 2 of the BM&FBovespa, in the event of an acquisition of a controlling interest in us, the purchaser must offer tag-along rights to all of our remaining shareholders in an amount equal to 100% of the price paid for each share of the controlling stake and, for holders of either common or preferred shares. Our by-laws, in that sense, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

CVM also requires that whenever a publicly held company experiences a change of control, the new controlling shareholder must immediately disclose the transaction to CVM, the stock exchange and the over-the-counter market in which the company’s securities trade.

Capitalization

As of December 31, 2011, our capital stock amounted to R$5.6 billion, of which R$12.9 million has not been paid in. As of December 31, 2011, our corporate capital consisted of 114,459,685 common shares and 228,503,916 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$6.5 billion. This capital increase may be effected without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

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

•                     in the event of a change in control, the purchaser of the controlling stake must offer tag-along rights to all remaining holders of common shares in an amount equal to at least 80% of the price paid for each share of the controlling stake. Our by-laws, as allowed under Brazilian corporate law and in accordance with BM&FBovespa’s  Level 2 rules, require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake;

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

On December 3, 2008, Medida Provisória No. 449 was issued by the President and, among other things, amended numerous provisions of the Brazilian corporate law, specifically accounting provisions. On May 27, 2009, Medida Provisória No. 449 was approved in the Congress and became Law No. 11,941. Law No. 11,941 states that companies are considered to be affiliated when the investing company has significant influence over the company it has invested in, meaning that it holds or exercises the power to participate in the decisions of financial or operating policies of such company, without controlling it. Significant influence is presumed when the investor holds 20% or more of the voting shares of the investee, without controlling it.

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

On June 24, 2011, Law No.12,431 amended Law No. 6,404/76 among other laws. The changes in Brazilian Corporate Law prescribed by Law No.12,431 include the possibility for shareholders of public companies to vote without being present at meetings and for physical shareholder registries to be replaced by electronic registries in public companies, and still require further regulation by the CVM. Among other changes, the amended Brazilian Corporate Law no longer requires members of the board of directors to be shareholders of the company.

Information disclosure under Brazilian Rules

•      CVM Instruction 358/2002 and it subsequent amendments set forth the general rules for  disclosure of information to the market we have to comply with. These regulations include provisions which:

•      determine which information must be filed with the CVM in the form of a notice to the shareholders or a "fato relevante" of a material fact. The "fato relevante" includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;

•      determine the list of events which are considered material, including, among others:

-        the signature, amendment or termination of shareholders’ agreements to which we are a party, or which have been registered in our records;

-        the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;

-        any authorization to trade our securities in any market, national or abroad;

-        any merger, consolidation or spin-off involving us or our affiliates;

-        any change in the composition of our capital stock;

-        any change in accounting criteria;

-        debt renegotiation;

-        any change in rights and advantages related to securities issued by us;

-        any acquisition by us of our shares to keep in treasury or cancellation, and their sale;

-        our profit or loss and the allocation of our cash dividends;

-        any execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public's knowledge; and

-        the approval, change or abandonment of a project or delay in its implementation;

•      in the event our executive officer in charge of investor relations does not carry out the required disclosure, extend the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our fiscal council and to any member of a technical or consulting body created by our bylaws;

•      extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our bylaws and our employees in charge of the issues considered relevant matters;

•      disclose the information contained in material facts in all markets where our securities are traded;

•      if we acquire a controlling participation in a company that has its securities traded in a market, disclose any intention to delist the company within the period of one year;

•      fulfill disclosure requirements related to the acquisition and sale of relevant shareholder participations, or the acquisition and sale of our securities by our managing shareholders, members of our fiscal council or any member of a technical or consulting body created by our bylaws; and

•      before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our board of directors, fiscal council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

•      Under CVM rules, we are also required to disclose a series of additional details to the market if our general shareholders meeting is called to decide on an absorption, merger, or split.

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

Embratel Indefeasible Right of Use Agreements

See Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Affiliates—Internet Services and IRU Agreements.”

Fixed Line Telephony Offer Agreement

See “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Material Transactions with Affiliates—Fixed Line Telephony and Small and Medium Business Services.”

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

Since January 15, 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely and, consequently, since that time, the exchange rate has fluctuated considerably, with the Central Bank intervening only occasionally to control unstable movements. From January 1, 2007 through December 31, 2007, the real appreciated by 17.2%. From January 1, 2008 through December 31, 2008, the real depreciated by 31.9%. From January 1, 2009 through December 31, 2009, the real appreciated by 25.5%. From January 1, 2010 through December 31, 2010, the real appreciated by 4.3%. From January 1, 2011 through December 31, 2011, the real depreciated by 12.6%.

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

The Central Bank may place temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends, and on the repatriation of capital if there is a significant imbalance in Brazil's balance of payments, or one is expected. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990, the Brazilian government suspended all remittances abroad of dividends and invested capital. The Central Bank subsequently released these amounts for remittance abroad in accordance with specific guidelines. The Brazilian government may take similar measures in the future.

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

At December 31, 2011, we had no investment reserve.

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

Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs or shares to another Non-Brazilian Holder are not subject to Brazilian tax. Gains realized by a Non-Brazilian Holder on the disposition of assets located in Brazil, including preferred shares, are subject to Brazilian income tax as of February 2004.

Gains realized on a sale or other form of disposition of preferred shares are subject to income tax at a rate of 15%, except in the following situations:

  the gains are exempt from income tax when cumulatively (A) the gains arise from a sale or disposition of common shares carried out on a Brazilian stock exchange (which includes transactions carried out on an organized over-the-counter market), and (B) the gains are realized by a Non-Brazilian Holder that has registered its investment as a 2,689 Modality Investment and is not resident or domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20% (“Nil or Low Tax Jurisdiction”). See “–Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions”;

  the gains are subject to income tax at a rate of 25% when the gains are realized by a Non-Brazilian Holder that (A) has registered its investment as a 4,131 Modality Investment and (B) is resident or domiciled in a country or location (1) that does not impose income tax, or (2) where the maximum income tax rate is lower than 20%, or (3) the laws of which do not allow access to information related to shareholder composition, ownership of investments, or identification of beneficial owners of earnings attributed to non-residents (“Tax Favorable Jurisdiction”). See “–Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions”; and

  the gains related to day-trade on stock exchange transactions are subject to income tax at a rate of 20%.

In the cases above, if the gains are related to transactions conducted on a Brazilian stock exchange (which includes transactions carried out on an organized over-the-counter market) or on a Brazilian non-organized over-the-counter market with intermediation of a financial institution, a withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the gain. This withholding income tax does not apply in the situation mentioned above where the gains are exempt. Earnings from “day trading” on stock exchanges, commodities and futures, or similar exchanges, are also subject to withholding income tax at a 1.0% rate, and this tax may be deducted from tax on net gains determined in the corresponding month.

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

Tax of Foreign Exchange Transactions, or IOF/Câmbio. The liquidation of foreign exchange agreements related to the conversion of Brazilian currency into non-Brazilian currency, and vice-versa, is subject to the IOF/Câmbio. The rate currently applicable to most types of foreign exchange agreements is 0.38%. As of October 20, 2009 through October 18, 2010 the IOF rate was raised to 2% in exchange operations for entry of funds in Brazil carried out by foreign investors to be invested in financial and capital markets. On October 19, 2010, the IOF tax rate on such transactions was increased to 6%. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are subject to the IOF/Câmbio at a zero percent rate. This zero percent rate applies to payments of dividends and interest on capital distributions received by foreign investors with respect to investments in the Brazilian financial and capital markets. The Brazilian government may increase the rate of the IOF/Câmbio to a maximum of 25% of the amount of the foreign exchange agreement at any time, but such an increase would not apply retroactively.

Tax on Bonds and Securities Transactions, or IOF/Títulos. IOF/Títulos may be imposed on transactions related to bonds and securities, such as the acquisition, sale or other disposition of preferred shares, even if such transactions are performed on the BM&FBovespa. The rate of the IOF/Títulos applicable to most transactions involving preferred shares is currently zero percent. In particular, the transfer of shares traded in the Brazilian stock exchange for the issuance of depositary receipts to be traded outside Brazil is currently subject to the IOF/Títulos at a rate of 1.5%.The Minister of Finance has the legal authority to raise the rate to a maximum of 1.5% per day of the amount of taxable transactions during the period in which the investor holds securities, but only to the extent of gains made on the transaction, and not retrospectively. However, taxation would be limited to the gains obtained in each transaction, and would only apply to new transactions, not to transactions that already took place.

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares in financial investment funds, equity funds or investment clubs. The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the certain types of transactions, including:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•      portfolio transactions carried out by mutual funds or investment clubs;

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities; and

•      redemptions of shares in equity funds, noting that in case the investor redeems the shares before completing the grace period for credit income, the rate is 0,5% per day over the surrender value of shares in equity funds.

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

A substantial portion of capital expenditures, including network equipment costs, and  48.6% of our indebtedness was denominated in or indexed to the U.S. dollar, as of December 31, 2011. Substantially all of our revenues are denominated in Brazilian reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial conditions and results of operations. As part of a program to hedge part of our capital expenditures and interest expense linked to the U.S. dollar, as of December 31, 2011, we were a party to certain swap agreements. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-Balance Sheet Arrangements” and “Item 10. Additional Information—Exchange Controls” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian real to R$2.2510 per US$1.00, or 20.0% depreciation compared to the exchange rate as of December 31, 2011, would be a decrease of R$210.9 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

	Total U.S. Denominated debt as of December 31, 2011	Real depreciation from Exchange rate of R$1.8758 per US$1.00 to R$2.2510 per US$ 1.00	Market risk – Impact on Foreign Exchange Losses on loans
	(R$ in millions)	(%)	(R$ in millions)
U.S. Dollar Denominated
Debt:
Loan Agreement with
Banco Inbursa	379.0	20.0	(75.8)
Global Notes 2020	675.6	20.0	(135.1)
Total	1,054.6		(210.9)

Interest Rate Risk

Interest rate risk is the effect on our financial results of an increase in interest rates on our floating rate debt indexed to CDI or TJLP. Based on the level and characteristics of our debt, a hypothetical 10% increase in interest rates would result in a decrease of R$10.1 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

	Total debt as of December 31, 2011	10% interest Rate increase	Market risk – Impact on interest expense on third party borrowings
	(R$ in millions)	(basis points)	(R$ in millions)
Floating Rate Debt:
Debenture-6th Public Issuance (1)	584.3	1.09	(6.4)
Bank Credit Note (2)	122.3	1.09	(1.3)
FINAME (3)	408.2	0.6	(2.4)
Total	1,114.8		(10.1)

_______________________________________

(1) Indexed to CDI plus a spread of 1.6% per year. CDI was 10.87% as of December 31, 2011.

(2) Indexed to CDI plus a spread of 2.10% per year. CDI was at 10.87% as of December 31, 2011.

(3) Indexed to TJLP plus a spread of 3.15% per year or fixed rate between 4.5% and 8.7% per year. TJLP was at 6.0% as of December 31, 2011.

The percentages and amounts of our debt subject to floating interest rates as of December 31, 2011 were as follows:

	Percentage of total debt	Amount in R$ millions
Floating Rate Debt:
Denominated in reais	51.4%	1,114.8

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

Reimbursement of Fees Incurred in 2011

During 2011, we received from the depositary US$272,000 for standard out-of-pocket maintenance costs for the ADSs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Part II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting; Attestation Report of the Registrant Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Our management identified no change in our internal control during the fiscal year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert.

In lieu of complying with Rule 5605(c) of the NASDAQ Corporate Governance rules, we follow Brazilian corporate law and we maintain a permanent Conselho Fiscal. Our Conselho Fiscal complies with the requirements of Rule 10A-3 of the Exchange Act. See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.” Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Martin Roberto Glogowsky and he is independent as defined by Rule 10A-3 of the Exchange Act.

ITEM 16B.      CODE OF ETHICS.

We presently have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at http://ir.netservicos.com.br.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young Terco Auditores Independentes S.S. acted as our independent auditors for 2011 and 2010 in connection with our IFRS financial statements. The chart below sets forth the fees for services performed by Ernst & Young Terco Auditores Independentes S.S. for those years and breaks down the amounts by category of service in reais:

	Total Fees
	(R$ in thousands)
	2011	2010
Audit-Fees(1)	1,985.0	2,390.7
Audit-Related Fees(2)	-	293.9
Tax Fees(3)	114.2	466.9
Total	2,099.2	3,151.5

(1)           Audit Fees

Audit fees include fees to audit the company’s financial statements prepared in accordance with the IFRS as issued by the IASB and with the accounting practices adopted in Brazil, as well as the audit of the company’s internal controls as at year-end.

(2)           Audit-Related Fees

Audit-related fees include the audit of target companies.

 (3)          Tax Fees

Tax fees include fees for review of tax returns of selected legal entities in 2011 and 2010.

Pre-Approval Policies and Procedures

During 2011 and 2010, our Conselho Fiscal served as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002. Accordingly, our Conselho Fiscal established pre-approval procedures for the engagement of Ernst & Young Terco Auditores Independentes S.S. as our independent auditor for audit and permitted non-audit services.

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

ITEM 19.              EXHIBITS

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit	Date Filed/ Furnished	Filed Herewith
1.1	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on April 5, 2012 (English-language translation)					X
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

		6-K	0-28860		August 5, 2010
4.5	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	20-F for 2003	0-28860	4.2	June 30, 2004
4.6	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	Amendment No. 1 to F-4	333-120286	10.6	February 7, 2005
4.7	Services Agreement and Other Covenants with Empresa Brasileira de Telecomunicações S.A. – Embratel, dated as of December, 2006 (English-language translation).	20-F for 2007	0-28860	4.10	June 30, 2008

4.8	First addendum to the Services Agreement and Other Covenants with Embratel, dated July 31, 2007, with Embratel (English-language translation).	20-F for 2009	0-28860	4.5	May 21, 2010
4.9	Second addendum to the Services Agreement and Other Covenants with Embratel, dated April 4, 2008 with Embratel (English-language translation).	20-F for 2009	0-28860	4.6	May 21, 2010
4.10	Third addendum to the Services Agreement and Other Covenants with Embratel, dated September 25, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.7	May 21, 2010
4.11	Fourth addendum to the Services Agreement and Other Covenants with Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.8	May 21, 2010
4.12	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net Serviços, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.9	May 21, 2010
4.13	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net Serviços to be provided by Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.10	May 21, 2010
4.14	Telecommunication Service Agreement for provision of Internet services to be provided by Embratel, dated March 28, 2012, with Embratel (English-language translation))					X
4.15	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated December 7, 2006, with Embratel (English-language translation).	20-F for 2009	0-28860	4.14	May 21, 2010
4.16	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated April 18, 2008, with Embratel (English-language translation).	20-F for 2009	0-28860	4.15	May 21, 2010
4.17	Optical Fiber Lease Agreement, dated November 22, 2005 (English-language translation)	Schedule 14D-9	005-84654	e(18)	September 14, 2010
4.18	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English-language translation)	Schedule 14D-9	005-84654	e(19)	September 14, 2010
4.19	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto.	Schedule 14D-9	005-84654	e(20)	September 14, 2010

8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.	X
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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

      /s/  José Antonio Guaraldi Félix

Name: José Antonio Guaraldi Félix

Title: Chief Executive Officer

    /s/ Roberto Catalão Cardoso

Name: Roberto Catalão Cardoso

Title: Chief Financial Officer

Date: April 27, 2012

Net Serviços de Comunicação S.A.

Consolidated Financial Statements

 Years ended December 31, 2011, 2010 and 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2011, 2010 and 2009

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting is effective.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young Terco Auditores Independentes S.S., the Company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ José Antonio Guaraldi Felix	/s/ Roberto Catalão Cardoso
José Antonio Guaraldi Felix	Roberto Catalão Cardoso
Chief Executive Officer	Chief Financial Officer

Date:  February 13, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2011 and 2010, and related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of Net Serviços de Comunicação S.A. and our report dated February 13, 2012 expressed an unqualified opinion thereon.

São Paulo, Brazil, February 13, 2012

/s/ Ernst & Young Terco Auditores Independentes S.S.
Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

/s/ Leonardo Amaral Donato
Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2012, expressed an unqualified opinion thereon.

São Paulo, Brazil, February 13, 2012

/s/ Ernst & Young Terco Auditores Independentes S.S.
Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

/s/ Leonardo Amaral Donato
Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of comprehensive income

Years ended December 31, 2011, 2010 and 2009

(In thousands of reais, except for earnings per share)

	Notes	12/31/2011	12/31/2010	12/31/2009

Net revenues	4	6,695,885	5,405,669	4,613,389
Cost of services rendered	5/7	(4,146,951)	(3,346,818)	(2,789,812)
Gross profit		2,548,934	2,058,851	1,823,577

Operating expenses
Selling expenses	7	(720,030)	(594,470)	(505,063)
General and administrative expenses	7	(920,177)	(792,597)	(634,656)
Other	7	(28,798)	(13,725)	(60,389)
		(1,669,005)	(1,400,792)	(1,200,108)

Operating profit		879,929	658,059	623,469

Finance results
Finance expenses	6	(475,886)	(359,422)	(27,335)
Finance income	6	175,401	169,354	92,779
		(300,485)	(190,068)	65,444

Profit before income taxes and social contribution		579,444	467,991	688,913

Income taxes and social contribution
Current	12	(99,911)	(78,063)	(111,561)
Deferred	12	(106,360)	(82,777)	158,596
		(206,271)	(160,840)	47,035
Net income		373,173	307,151	735,948

Basic and diluted earnings per share – common	23	1.02	0.84	2.01
Basic and diluted earnings per share – preferred	23	1.12	0.92	2.22

Profit for all years is fully attributable to stockholders of the Company.

The Company has no other comprehensive results that should be included in these consolidated statements of comprehensive income.

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated balance sheets

As at December 31, 2011 and 2010

(In thousands of reais)

	Notes	12/31/2011	12/31/2010
ASSETS
Current
Cash and cash equivalents	8	721,178	821,560
Trade accounts receivable	9	507,711	350,905
Inventories	10	53,135	82,050
Recoverable taxes	12	115,717	28,385
Prepaid expenses		29,736	27,433
Prepaid rights for use	19	169,844	172,536
Other current assets		24,174	15,969
Total current assets		1,621,495	1,498,838

Non-current

Judicial deposits	11	97,338	83,735
Deferred income taxes and social contribution	12	270,992	377,352
Recoverable taxes	12	5,589	94,516
Prepaid rights for use	19	317,463	487,307
Other non-current assets		9,288	6,135
		700,670	1,049,045

Property, plant and equipment	13	4,122,766	3,322,350
Intangible assets	14	2,449,966	2,485,940

Total non-current assets		7,273,402	6,857,335

Total assets		8,894,897	8,356,173

	Notes	12/31/2011	12/31/2010

LIABILITIES
Current
Trade accounts payable	15	586,489	349,480
Accounts payable – programming suppliers	16	172,345	134,813
Taxes payable		94,435	65,599
Payroll and related charges		237,202	180,695
Debt	17	294,968	104,865
Related parties	19	84,490	78,242
Copyright payable – ECAD	18	145,462	99,386
Deferred revenue	19	207,299	208,859
Unrealized losses on derivatives	24/25	12,527	50,857
Other current liabilities		21,753	15,507
Total current liabilities		1,856,970	1,288,303

Non-current

Debt	17	1,874,414	2,073,386
Deferred revenue	19	404,636	612,190
Provisions	20	551,278	554,764
Other non-current liabilities		19,760	12,864
Total non-current liabilities		2,850,088	3,253,204

Stockholders’ equity
Share capital	21	5,599,320	5,599,320
Capital reserves	21	153,168	153,168
Accumulated deficit		(1,564,649)	(1,937,822)
		4,187,839	3,814,666

Total liabilities and stockholders’ equity		8,894,897	8,356,173

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of changes in stockholders’ equity

Years ended December 31, 2011, 2010 and 2009

(In thousands of reais)

	Number of shares (thousands)		Capital stock
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital reserves	Accumulated deficit	Total
Balances at December 31, 2008	113,051	225,688	5,553,269	(12,923)	5,540,346	212,142	(2,980,921)	2,771,567

Capital increase by the absorption of special goodwill reserve	1,408	2,816	58,974	-	58,974	(58,974)	-	-

Net income	-	-	-	-	-	-	735,948	735,948

Balances at December 31, 2009	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Net income	-	-	-	-	-	-	307,151	307,151

Balances at December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,937,822)	3,814,666

Net income	-	-	-	-	-	-	373,173	373,173

Balances at December 31, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,564,649)	4,187,839

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of cash flows

Years ended December 31, 2011, 2010 and 2009

(In thousands of reais)

	12/31/2011	12/31/2010	12/31/2009
Net cash flows from operating activities
Net income	373,173	307,151	735,948
Adjustments to reconcile net income to cash flow from operating activities

Monetary and exchange rate variations, net	102,264	(69,112)	(177,265)
Interest expense on borrowing	203,040	215,120	176,598
Depreciation and amortization	1,061,896	901,225	618,748
Losses on derivative financial instruments	16,978	65,915	97,345
Deferred income taxes and social contribution	106,360	82,777	(158,596)
Loss (gain) on disposal of property, plant and equipment	(129)	(4,136)	7,118
Provisions	(42,286)	(44,399)	(101,319)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(156,806)	(86,953)	(92,010)
(Increase) decrease in inventories	28,915	(23,287)	3,224
(Increase) decrease in recoverable taxes	54,835	7,833	(12,616)

(Increase) decrease in prepaid expenses	(2,303)	5,888	(8,728)
(Increase) decrease in other assets	(24,963)	(14,705)	18,029
Increase (decrease) in trade accounts payable and accounts payable – programming suppliers	274,541	31,976	(56,156)
Increase (decrease) in taxes payable	28,836	(7,257)	(28,983)
Increase (decrease) in payroll and related charges	64,170	(10,260)	23,218
Increase (decrease) in deferred revenue	(213,910)	(169,457)	(18,480)
Increase (decrease) in provisions and other	7,283	47,886	(23,420)
Net cash provided by operating activities	1,881,894	1,236,205	1,002,655

Cash flow from investing activities
Acquisition of business, net of cash received	-	-	(97,943)
Acquisition of property, plant and equipment and intangible assets	(1,660,193)	(1,249,895)	(1,089,211)
Cash proceeds from sale of property, plant and equipment	2,507	2,890	2,530
Net cash used in investing activities	(1,657,686)	(1,247,005)	(1,184,624)

Cash flow from financing activities
Debt
Proceeds	221,197	103,630	677,009
Repayments of principal	(342,099)	(92,600)	(46,090)
Repayments of interest	(203,688)	(194,275)	(170,225)
Net cash provided by (used in) financing activities	(324,590)	(183,245)	460,694

Net increase (decrease) in cash and cash equivalents	(100,382)	(194,045)	278,725

Cash and cash equivalents at the beginning of the year	821,560	1,015,605	736,880
Cash and cash equivalents at the end of the year	721,178	821,560	1,015,605
	(100,382)	(194,045)	278,725

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	106,259	100,356	176,104

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

1.      Operations

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or the “Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange, BM&FBOVESPA, under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ, as American Depositary Shares(“ADS”) in the United States of America, and is subject to the Securities and Exchange Commission (“SEC”) regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company is located in Brazil and its headquarters is located at Verbo Divino Street, 1,356, in the city and estate of São Paulo.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company holds 100% interest in the wholly-owned subsidiaries Net Brasília Ltda., Net Rio Ltda., Net São Paulo Ltda., Reyc Comércio e Participações Ltda., Jacareí Cabo S.A., 614 TVH Vale Ltda., 614 Serviços de Internet Maceió Ltda. and 614 Serviços de Internet João Pessoa Ltda.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

1.      Operations – continued

During 2010 and 2009, continuing its restructuring process, the Company has merged the net assets of the subsidiaries shown below:

Company	Date of Incorporation	Net assets merget	Company	Date of Incorporation	Net assets merget
Net Belo Horizonte Ltda.	11/30/2010	112,183	614 TVP João Pessoa S.A.	11/30/2009	18,316
Net Bauru Ltda.	11/30/2010	19,617	614 TVT Maceió S.A.	11/30/2009	19,723
Net Goiânia Ltda.	11/30/2010	42,941	Net Campo Grande Ltda.	10/30/2009	26,786
Net Ribeirão Preto Ltda.	11/30/2010	61,288	Net São José do Rio Preto Ltda.	10/30/2009	22,610
Net Sorocaba Ltda.	11/30/2010	58,284	Net Sul Comunicações Ltda.	10/30/2009	327,901
Net Paraná Comunicação Ltda.	11/30/2010	131,909	Net São Carlos Ltda.	10/30/2009	11,201
Net Campinas Ltda.	11/30/2010	91,908	DR – Emp. de Distr. e Recep. de TV Ltda.	10/30/2009	120,733
Net Recife Ltda.	07/31/2010	1,111	Antenas Comunitárias Brasileiras Ltda.	09/30/2009	18,117
Horizonte Sul Comunicações Ltda.	07/31/2010	3,741	Televisão a Cabo Criciúma Ltda.	09/30/2009	539
ESC90 Telecomunicações Ltda.	07/31/2010	34,819	Net Arapongas Ltda.	09/30/2009	904
Vivax Ltda.	11/30/2009	203,482	Net Londrina Ltda.	09/30/2009	14,584
Net Indaiatuba Ltda.	11/30/2009	5,141	Net Maringá Ltda.	09/30/2009	9,641
Net Franca Ltda.	11/30/2009	9,949	614 TVG Guarulhos S.A.	09/30/2009	11,203
Net Anápolis Ltda.	11/30/2009	2,545	614 Telecomunicações Ltda.	04/30/2009	20,654
TV Jacarandá Ltda.	11/30/2009	237	614 Interior Linha S.A.	04/30/2009	(903)
TV a Cabo Guarapuava Ltda.	11/30/2009	437	TVC Oeste Paulista Ltda.	04/30/2009	308
TV a Cabo Cascavel Ltda.	11/30/2009	507	Net Florianópolis Ltda.	02/28/2009	275,918

On September 12, 2011, Statutory Law No. 12485 was enacted, which provides for Audiovisual Communication Conditional Access and regulates the pay-TV industry, regardless of the technology used.

After the above law was ratified by the National Telecommunications Agency (Anatel), no new TV service licenses, authorizations for Television and Audio Signal Broadcasting to Subscribers via Satellite Services – DTH, Multichannel Multipoint Distribution Services - MMDS and Pay Television Special Service shall be granted; the new service model allows only newly created conditional access. Companies have the option to keep the authorizations and concessions up to expiration thereof or can migrate immediately to the new service. The current licenses that were previously renewed automatically for successive periods of 15 years, provided that the conditions were met by Anatel, after the promulgation of the Statutory Law No. 12,485, began to be issued for an indefinite period of use.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

1.      Operations – continued

In addition, the referred to law introduced a new business model that allows investment of foreign capital and participation of telecommunication companies in the referred to industry and partially revoked Law No. 8977/95, which regulated cable TV services. The newly created business model divides the value chain between production and distribution, whereby companies producing TV program content may not distribute them and distribution companies may not produce TV program content. The referred to law also sets forth the minimum weekly TV program content produced by independent Brazilian companies (not related to broadcasting companies), and the period of time each pay TV channel must broadcast as primetime viewing, as well as the minimum number of channels belonging to Brazilian independent broadcasting companies that should be included in packages offered to pay TV customers. The National Telecommunications Agency (Anatel) and the National Film Agency (Ancine), within the authority vested in them, will ratify the provisions of the referred to law within up to 180 days.

The Company entered into an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their articles of incorporation, Level 2 Regulation, provisions of the Brazilian Corporate Law, standards published by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, regulations of BM&FBOVESPA and other rules applicable to the operation of capital markets in general are to be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.      Basis of preparation and presentation of consolidated financial statements

The Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 were prepared and presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The preparation of consolidated financial statements requires the use of certain accounting estimates by the Company's management. The consolidated financial statements have been prepared on a historical cost basis, except for the valuation of certain assets and liabilities acquired in connection with business combinations and financial instruments, which have been measured at fair value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

2. Basis of preparation and presentation of consolidated financial statements – continued

The consolidated financial statements comprise the financial statements of Net Serviços de Comunicação S.A. and its wholly-owned subsidiaries as shown in note 1, which have the same reporting period as that of the parent company and consistent accounting policies.

Subsidiaries are consolidated as from their acquisition dates, which are the dates on which the Company obtained control, and continue to be consolidated until the date such control ceases to exist.

The consolidation process entails the line by line consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Net Serviços de Comunicação S.A.’s interest in share capital, reserves and retained earnings of subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

The Company has adopted all standards, reviewed standards and interpretations issued by the IASB that were effective for the year ended December 31, 2011.

As from January 1, 2011, the following standards and interpretations became effective: IAS 24 - Related party disclosure (amendment); IFRIC 14 - Prepayments of a minimum funding requirement (amendment); and IFRIC 19 - Extinguishing financial liabilities with equity instruments. The adoption of these standards and interpretations did not impact the consolidated financial statements for the year ended December 31, 2011.

In relation to the standards IFRS 9 Financial Instruments: Classification and Measurement, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R), which are effective for annual periods beginning on or after January 1, 2013, the Company expects that the adoption of such standards will not have a significant impact its consolidated financial statements.

The Company's Board of Directors has power to amend the consolidated financial statements after its issuance. On February 9, 2012, the Company’s Board of Directors approved and authorized the issuance of the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3.      Summary of significant accounting policies

3.1 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the consolidation of the Company are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services, and the currency in which most of the cost is paid or incurred. The consolidated financial statements are shown in Brazilian reais (R$), which is the functional and reporting currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency and recorded based on the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the rate of exchange ruling at the reporting date. Gains and losses arising from difference between translation of the balance of assets and liabilities in foreign currency at year end and the initial translation of the amount of transactions are taken to income in the consolidated statements of comprehensive income.

3.2 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to income in the consolidated statements of comprehensive income over the contractual period. Revenues related to special projects and access to the network are recognized based on the average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3.      Summary of significant accounting policies – continued

3.2 Revenue recognition – continued

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statements of comprehensive income.

3.3 Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities. Based on the analyses performed and management’s best estimate, the Company concluded that present value adjustment of current monetary assets and liabilities is not significant in relation to the overall consolidated financial statements; as such, no adjustment has been recorded.

3.4  Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded as income in the consolidated statements of comprehensive income.

3.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are non interests bearing. The allowance for doubtful accounts is determined on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off.

The allowance for doubtful accounts is comprised, substantially, of account balances that are due within 90 and 180 days.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are recorded based on management’s best estimate.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost net of depreciation, and impairment losses, if applicable. The cable network includes capitalized amounts related to services costs and other expenses incurred during the construction period.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as disclosed in note 13. Subsequent costs are included in the residual value of the fixed asset or recognized as a specific item, as applicable, only if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is written-off.

Other repairs and maintenance are recognized directly in the income in the consolidated statement of comprehensive income, when incurred.

The residual values and estimated useful lives of property, plant and equipment are reviewed at the end of each fiscal year and adjusted, prospectively, when necessary.

3.8 Intangible assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the acquisition date.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as disclosed in note 14.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each year. The amortization expense of intangible assets with finite lives is recognized in the consolidated statement of comprehensive income, in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized; instead they are tested for impairment annually at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired. The estimated useful lives are annually reviewed and any change would be recorded prospectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.9 Provision for impairment of long-lived assets

In accordance with IAS 36, the Company considers the impairment of long-lived assets, including property and equipment and intangible assets. At the end of each year, the Company assesses whether there are any indicators that an asset may be impaired. If such indicators are identified, the Company estimates the recoverable value of the asset. The recoverable value of an asset is the higher of: (a) fair value less costs that would be incurred to sell it, and (b) its value in use. Value in use is the discounted cash flow before taxes arising from the continuous use of the asset to the end of its useful life.

Irrespective of the presence of indicators of impairment, goodwill and intangible assets with indefinite useful lives are tested for recovery at least once a year.

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized in the consolidated statement of comprehensive income.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal in these circumstances is limited to the depreciated balance of the asset as at the date of reversal, assuming that the reversal has not been registered.

3.10 Business combinations and goodwill

Business combinations are recognized using the acquisition method. The cost of the acquisition is the fair value of assets and equity instruments paid and liabilities assumed on the date of acquisition. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value on the acquisition date.

Goodwill represents the excess of acquisition cost over the net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquired subsidiary, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the consolidated statement of comprehensive income.

There have been no business combinations for the years ended December 31, 2011 and 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.11 Taxes

Income taxes and social contribution

The statutory rates applicable for federal income taxes and social contribution are 15% plus an additional 10% over R$240 for income tax and 9% for social contribution. Income taxes and social contribution are recognized on the accrual basis.

Deferred taxes are recognized using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, deferred income and social contribution taxes are not recognized when generated upon initial recording of assets and liabilities in operations not affecting the tax bases, excepting the case of business combinations. Deferred tax assets and liabilities are calculated using the tax rates applicable to taxable income in years in which these temporary differences should be realized based on tax rates that have been enacted at the reporting date.

A deferred tax asset shall be recognized for the tax loss carryforward and temporary differences to the extent that it is probable that future taxable profit will be available against which the tax loss carryforward and temporary differences can be utilized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if: (a) a legally enforceable right exists to set off current tax assets against current tax liabilities; and (b) the deferred taxes assets and the deferred tax liabilities are related to the income taxes levied by the same tax authority on either: (i) the same taxable entity; or (ii) different taxable entities which intend to settle tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.11 Taxes - continued

Taxes on services rendered

Revenues, expenses and assets are recognized net of tax on services rendered, except:

•         Where the taxes on services rendered incurred on a purchase of assets or services is not recoverable from the tax authorities, in which case the tax on services rendered is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

•         Receivables and payables that are stated with the amount of  tax on services included; and

•         The net amount of tax on services rendered recoverable from, or payable to, the tax authorities is included as part of receivables or payables in the consolidated balance sheet.

3.12 Provisions

The Company recognizes provisions, which involves management’s significant judgments related to tax, labor, and civil contingencies and respective lawyers’ fees, as a result of a past event, in which it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. The Company is subject to various legal, civil and labor proceedings during the normal course of its operations. The Company’s probability loss assessment includes the available evidences, hierarchy of the laws, available jurisprudence, as well as opinion from legal advisers. Provisions are reviewed and adjusted to consider changes in circumstances as statute of limitations, conclusions of tax audits or additional circumstances identified in base of new subjects or court decisions. The outcome can be different from the management’s estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13            Financial instruments – initial recognition and subsequent measurement

      (i) Financial assets

Initial recognition and measurement

Financial assets are classified as: i) financial assets at fair value through profit or loss; ii) receivables; iii) held-to-maturity investments; or iv) available-for-sale financial assets. The Company determines the classification of its financial assets at initial recognition when it becomes a party to the contractual provisions of the instrument.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are stated in the consolidated balance sheet at fair value, with the related gains and losses recognized in the consolidated statement of comprehensive income. On December 31, 2011 and 2010, financial assets classified at fair value through profit or loss are derivative financial instruments.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that incurred. The amortization based on the effective interest rate method is included in finance income in the consolidated statement of comprehensive income. Losses arising from impairment are recognized in the consolidated statement of comprehensive income as finance expenses. As of December 31, 2011 and 2010, financial assets classified as receivables are trade accounts receivable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement –         continued

(i) Financial assets – continued

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. As of December 31, 2011 and 2010, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are neither classified as financial assets at fair value through profit or loss, receivables or held-to-maturity investments. Available-for-sale financial assets include equity instruments and debt securities. As of December 31, 2011 and 2010, the Company did not have any available-for-sale financial assets.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•  The rights to receive cash flows from the asset have expired;

•  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control over the asset.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(i) Financial assets – continued

Derecognition – continued

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control over the asset, the asset is recognized to the extent of the Company’s continuing involvement with the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

(ii) Impairment of financial assets

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

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company firstly assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(ii) Impairment of financial assets – continued

Financial assets carried at amortized cost – continued

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial assets original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of comprehensive income. Interest income continues to be computed on the reduced carrying amount based on the and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the consolidated statements of comprehensive income.

Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance expenses in the consolidated statements of comprehensive income.

      (iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss or loans and borrowings. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include trade accounts payable, accounts payable – programming suppliers, other current liabilities, debt and derivative financial instruments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

 (iii) Financial liabilities – continued

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognized in the consolidated statements of comprehensive income. As of December 31, 2011 and 2010, the Company did not have any available-for-sale financial liabilities.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized, as well as during the amortization process through the effective interest rate method. As of December 31, 2011 and 2010, the Company had its debt instruments classified and loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(iv) Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of comprehensive income. Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

(v) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(vi) Fair value of financial instruments

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the consolidated statement of comprehensive income on a straight-line basis over the lease terms.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

3.15 Operating segments

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

3.16 Significant accounting judgments, estimates and assumptions

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.16  Significant accounting judgments, estimates and assumptions – continued

a) Deferred income taxes

The amount of deferred income tax assets, as described in note 12, is reviewed at each reporting date and reduced by the amount that is no longer recoverable through estimates of future taxable income. Amounts reported involve considerable exercise of judgment by management and future taxable income may be higher or lower than the estimates considered when valuing a deferred tax asset.

b) Valuation of assets acquired and liabilities assumed in business combinations

In recent years, the Company entered into certain business combinations. Under IFRS 3, the Company must allocate the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated fair values on acquisition date. Any excess of the cost of the acquired entity over the fair value of assets acquired and liabilities assumed is recorded as goodwill. The Company exercises significant judgment in identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and determining their remaining useful lives. Management generally engages third party valuation consultants to assist in valuing the assets and liabilities.

The assumptions used for assessment include estimates of discounted cash flow and discount rates and can result in different estimated values of assets acquired and liabilities assumed.

c) Impairment test

The Company evaluates the existence of any impairment indicator for all long-lived assets at the end of each year. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and all other times when indicators of impairment exist. Recoverable amounts are determined based on value in use calculations, using discounted cash flows assumptions established by management. Such calculations require the use of estimates, as detailed in note 14.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

3. Summary of significant accounting policies – continued

3.16          Significant accounting judgments, estimates and assumptions – continued

d) Provisions

Provisions, as described in note 20, are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. If the effect of time value of money is material, provisions are discounted using the current rate that reflects, where appropriate, the specific, risks for to the liability. When discounted the increase in provision due to passage of time is recognized as a finance expense.

4. Net revenues

	12/31/2011	12/31/2010	12/31/2009
Gross revenues	8,345,397	7,101,588	6,070,401
Taxes on rendering of services	(1,391,961)	(1,259,841)	(1,094,667)
Discounts and cancellations	(257,551)	(436,078)	(362,345)
Net revenues	6,695,885	5,405,669	4,613,389

Taxes on rendering of services consist primarily of ICMS – state value added tax (10% on Pay tv and 25% to 30% on broadband), ISS - municipal tax on rendering of services (2% to 5%) and federal contributions on revenue related to PIS (0.65% or 1.65%) and COFINS (3% or 7.60%).

All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	12/31/2011	12/31/2010	12/31/2009

Programming costs	(1,515,728)	(1,262,083)	(1,037,368)
Materials and maintenance	(74,672)	(62,785)	(53,488)
Personnel	(463,931)	(385,621)	(319,857)
Pole rental	(84,100)	(70,457)	(78,629)
Depreciation	(757,149)	(600,911)	(496,183)
Amortization	(166,347)	(166,284)	(18,713)
Third party service	(475,873)	(393,341)	(335,984)
Network electrical power	(44,040)	(27,495)	(39,072)
Telecommunications	(312,224)	(246,332)	(295,350)
Other	(252,887)	(131,509)	(115,168)
	(4,146,951)	(3,346,818)	(2,789,812)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

6. Finance results

	12/31/2011	12/31/2010	12/31/2009
Finance income:
Interest on cash and cash equivalents	77,369	84,585	54,027
Interest on prepaid rights for use	49,224	46,672	3,779
Interests and fines on late monthly payments	39,043	31,938	25,951
Interest on tax credits	7,520	5,226	3,143
Discounts obtained	619	616	181
Other	1,626	317	5,698
	175,401	169,354	92,779

Finance expenses:
Finance charges on loans and debentures	(173,071)	(183,710)	(179,355)
Monetary exchange rate variation on debt	(68,950)	37,646	195,831
Finance charges and monetary exchange (*)	(138,827)	(75,215)	(11,270)
Finance charges on provisions for contingencies	661	(10,580)	(12,838)
Reversal of PIS/COFINS (note 20)	-	-	124,269
Losses on derivatives financial instruments	(16,978)	(65,915)	(97,345)
IOF tax on intercompany transactions	(12,949)	(23,343)	(11,185)
PIS and COFINS taxes on interest income	(9,598)	(11,041)	(10,870)
Interest on suppliers and taxes	(1,770)	(4,895)	(4,808)
Discounts provided	(18,402)	(15,107)	(9,892)
Other	(36,002)	(7,262)	(9,872)
	(475,886)	(359,422)	(27,335)
Total	(300,485)	(190,068)	65,444

(*) During the years ended December 31, 2011, 2010 and 2009, finance charges and monetary exchange included: (i) R$50,609, R$47,984 and R$ 11,270, respectively, of interest expenses related to the prepayment of the indefeasible right to use (IRU) with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), a related party (note 19); and (ii) R$88,218, R$27,231 and R$7,385, respectively, of interest expense and US Dollar exchange variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense paid to Embratel.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

7. Expenses by nature

The Company presents its consolidated statement of comprehensive income by function. The table below shows details by nature:

	12/31/2011	12/31/2010	12/31/2009
Programming costs	(1,515,728)	(1,262,083)	(1,037,368)
Other costs	(669,279)	(538,577)	(581,707)
Third party service	(973,701)	(795,416)	(635,339)
Depreciation and amortization	(1,061,896)	(901,225)	(618,748)
Payroll expenses	(901,171)	(750,843)	(651,203)
Other	(694,181)	(499,466)	(465,555)
	(5,815,956)	(4,747,610)	(3,989,920)
Classified as:
Cost of services rendered	(4,146,951)	(3,346,818)	(2,789,812)
Selling expenses	(720,030)	(594,470)	(505,063)
General and administrative expenses	(920,177)	(792,597)	(634,656)
Other	(28,798)	(13,725)	(60,389)
	(5,815,956)	(4,747,610)	(3,989,920)

8.  Cash and cash equivalents

	12/31/2011	12/31/2010
Cash and banks	32,346	43,227
Banking deposit certificates	3,417	15,297
Fixed-income investment funds	685,415	763,036
	721,178	821,560

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (10.87% in 2011 and 10.64% in 2010). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Fixed-income investment funds are represented by quotas in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

9. Trade accounts receivables

	12/31/2011	12/31/2010
Trade receivables	565,709	395,465
(-) Allowance for doubtful accounts	(57,998)	(44,560)
	507,711	350,905

Due dates of trade accounts receivables are as follows:

	12/31/2011	12/31/2010
Due	308,956	211,820

Overdue:
Up to 30 days	168,521	116,939
31 – 60 days	21,807	18,580
61 – 90 days	17,797	11,628
91- 180 days	48,628	36,498
	565,709	395,465

The average term for receipt of subscriptions receivable is approximately 30 days. The allowance for doubtful accounts is mainly comprised by amounts overdue from 90 to 180 days. Amounts overdue by more than 180 days are written off.

Allowance for doubtful accounts is shown below:

Balances at December 31, 2008	(37,963)
Additions	(41,053)
Write-offs	36,845
Balances at December 31, 2009	(42,171)
Additions	(41,311)
Write-offs	38,922
Balances at December 31, 2010	(44,560)
Additions	(52,071)
Write-offs	38,633
Balances at December 31, 2011	(57,998)

10. Inventories

	12/31/2011	12/31/2010
Material for network maintenance	17,626	32,379
Material for technical assistance	35,509	49,671
	53,135	82,050

In the year ended December 31, 2011, the Company consumed R$74,672 (R$62,785 in 2010 and R$53,488 in 2009) of materials related to maintenance of networks and technical assistance, which were recorded as cost of services rendered.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

11. Judicial deposits

The Company has judicial deposits related to the following:

	12/31/2011	12/31/2010
Labor	11,927	13,754
Civil	4,036	2,519
Lease of poles and ducts	25,934	21,354
Copyrights – ECAD	33,682	25,633
Tax	21,759	16,976
Social security	-	3,499
	97,338	83,735

12. Income taxes and social contribution

a.    Income taxes and social contribution

	12/31/2011	12/31/2010	12/31/2009
Current income taxes and social contribution expenses	(99,911)	(78,063)	(111,561)

Deferred income taxes and social contribution on:
Tax loss carryforward	(42,721)	(31,332)	(30,986)
Goodwill	(90,411)	(89,259)	(29,489)
Amortization of property, equipment and intangible assets	16,120	17,073	16,091
Other temporary differences	10,652	20,741	202,980
Total deferred income taxes and social contribution	(106,360)	(82,777)	158,596
Total income taxes and social contribution expense	(206,271)	(160,840)	47,035

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34% in 2011, 2010 and 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution – continued

a.    Income taxes and social contribution – continued

Amounts reported as income taxes expense in the consolidated statement of comprehensive income  are reconciled to the statutory rates as follows:

	12/31/2011	12/31/2010	12/31/2009

Income before income taxes and social contribution	579,444	467,991	688,913

Income taxes and social contribution at the nominal rate of 34%	(197,011)	(159,117)	(234,230)

(Additions) / exclusions:

Income taxes and social contribution on permanently non-deductible expenses	(2,991)	(2,623)	(9,297)

Other reconciling items:
Recognition of deferred income taxes and social contribution on tax losses and negative base from prior years	-	-	872
Unrecorded benefit from current year tax losses	(32,646)	(59,338)	(46,931)
Utilization of income taxes and social contribution for the year, whose deferred tax assets were not recognized in prior years	-	7,825	47,352
Recognition of deferred income taxes and social contribution on temporary differences generated in prior years	22,636	45,614	293,736
Other	3,741	6,799	(4,467)
Income taxes and social contribution for the year	(206,271)	(160,840)	47,035
Effective tax rate	(35.60%)	(34.37%)	6.83%

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to off-set future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carryforward in a given year to 30% of taxable income.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

12.  Income taxes and social contribution – continued

b.    Deferred and recoverable taxes

	12/31/2011	12/31/2010
Recoverable tax:
Withhold income tax	46,870	38,515
Recoverable federal tax	43,250	66,052
Recoverable state tax	29,889	17,572
Other	1,297	762
	121,306	122,901
Current	115,717	28,385
Non-current	5,589	94,516

Deferred taxes:

Income taxes:
Net operating losses carryforward	186,725	218,239
Temporary differences:
Provisions	102,870	102,762
Allowance for doubtful accounts	16,312	19,712
Provision for profit sharing	38,732	25,140
Foreign exchange and derivative losses	3,132	12,714
Property, equipment, inventories and trade accounts payables	31,613	24,585
Tax credit on business combinations	(70,976)	(4,497)
Intangible assets	(112,070)	(123,805)
Property, plant and equipment	1,138	1,967
Other	(181)	(1,215)
	10,570	57,363

	197,295	275,602
Social contribution:
Net operating losses carryforward	69,891	81,098
Temporary differences:
Provisions	37,033	36,994
Allowance for doubtful accounts	5,872	7,076
Provision for profit sharing	13,944	9,050
Foreign exchange and derivative losses	1,127	4,577
Property, equipment, inventories and trade accounts payables	11,381	8,850
Tax credit on business combinations	(25,552)	(1,619)
Intangible assets	(40,345)	(44,570)
Property, plant and equipment	410	708
Other	(64)	(414)
	3,806	20,652

	73,697	101,750

	270,992	377,352

Deferred tax assets	518,993	562,423
Deferred tax liabilities	(248,001)	(185,071)
	270,992	377,352

To conform with the presentation adopted in the current year, the comparative balance of deferred income taxes and social contribution liabilities as of December 31, 2010, totaling R$185,071, formerly disclosed separately in the consolidated balance sheet, was reclassified to offset the balance of deferred income taxes and social contribution assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution – continued

b.          Deferred and recoverable taxes – continued

Changes in deferred income tax and social contribution	Net operating losses carryforward	Temporary differences	Total
Balances at December 31, 2008	364,498	123,872	488,370
Additions	-	378,998	378,998
Reductions	(33,829)	(191,734)	(225,563)
Balances at December 31, 2009	330,669	127,331	458,000
Additions	-	46,374	46,374
Reductions	(31,332)	(95,690)	(127,022)
Balances at December 31, 2010	299,337	78,015	377,352
Additions	-	20,713	20,713
Reductions	(42,721)	(84,352)	(127,073)
Balances at December 31, 2011	256,616	14,376	270,992

Estimated realization of deferred tax assets is determined based on the projection of future taxable income, as follows:

2012	240,525
2013	71,397
2014	109,223
2015	40,655
2016 to 2021	57,193
518,993

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at December 31, 2011 that are the same used for the assessment of recovery of assets disclosed in note14. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

12. Income taxes and social contribution – continued

b.   Deferred and recoverable taxes – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

12/31/2011			12/31/2010
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

2,803,040	3,258,005	-	2,817,601	3,350,400	-

Tax credit (25%/9%)

700,760	293,220	993,980	704,400	301,536	1,005,936

Recognized tax credit

(186,725)	(69,891)	(256,616)	(218,239)	(81,098)	(299,337)

Non-recognized tax credit

514,035	223,329	737,364	486,161	220,438	706,599

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2011, 2010 and 2009

(In thousands of reais)

13. Property, plant and equipment

	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2008	4,661,235	112,471	42,642	26,859	76,151	5,035	33,452	4,540	4,962,385
Additions	982,325	21,467	1,345	1,798	7,804	405	7,350	918	1,023,412
Additions through acquisition of companies	32,136	692	68	220	8	115	210	-	33,449
Write-offs	(42,506)	(1,582)	(346)	(435)	(3)	(462)	(88)	(47)	(45,469)
Balances at December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	1,149,341	6,115	1,180	2,411	11,157	57	9,418	2,732	1,182,411
Transfers	(93)	3	(27)	32	(15)	-	-	-	(100)
Write-offs	(108,906)	(854)	-	(42)	(23)	(994)	(176)	-	(110,995)
Balances at December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions	1,558,537	15,488	660	1,658	2,737	555	4,348	-	1,583,983
Transfers	(1,452)	93	28	298	322	-	48	1	(662)
Write-offs	(48,079)	(3,836)	-	(28)	-	(808)	(206)	-	(52,957)
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457

Accumulated depreciation
Depreciation rate per annum	8.33 a 20%	20 a 33.33%	10%	10%	4 a 25%	20%	20%	-
Balances at December 31, 2008	(2,542,204)	(81,485)	(28,687)	(15,899)	(38,111)	(3,173)	(15,145)	-	(2,724,704)
Additions	(487,042)	(15,341)	(3,214)	(2,062)	(4,213)	(1,062)	(5,957)	-	(518,891)
Transfers	1,505	286	(197)	(13)	(1,454)	(101)	506	502	1,034
Write-offs	33,267	1,624	197	255	-	393	85	-	35,821
Balances at December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions	(593,672)	(17,868)	(2,766)	(2,081)	(4,351)	(497)	(7,045)	-	(628,280)
Transfers	62	(25)	(9)	(5)	14	-	-	-	37
Write-offs	110,299	854	-	19	13	878	177	-	112,240
Balances at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions	(746,430)	(16,701)	(2,294)	(1,785)	(5,180)	(299)	(7,838)	-	(780,527)
Transfers	46	-	-	-	-	-	(46)	-	-
Write-offs	45,728	3,834	-	24	-	791	202	-	50,579
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)

Net balances at December 31, 2008	2,119,031	30,986	13,955	10,960	38,040	1,862	18,307	4,540	2,237,681
Net balances at December 31, 2009	2,638,716	38,132	11,808	10,723	40,182	1,150	20,413	5,913	2,767,037
Net balances at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

13. Property, plant and equipment – continued

On December 31, 2011, R$155,364 (R$140,470 at December 31, 2010) from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims.

During the year ended December 31, 2011, the Company transferred from inventories to property, plant and equipment R$105,592 (R$83,983 in 2010).

On December 31, 2011 and 2010, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36, Impairment of assets.

14. Intangible assets

	Indefinite useful life		Defined useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances at December 31, 2008	1,903,563	407,795	362,216	289,223	8,107	2,970,904
Additions	-	-	69,760	-	-	69,760
Additions through acquisition of companies	25,053	30,931	64	15,144	-	71,192
Transfers	-	-	(1,165)	-	-	(1,165)
Balances at December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	67,484	-	-	67,484
Transfers	-	-	100	-	-	100
Write-offs	-	-	(20,380)	-	-	(20,380)
Balances at December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions	-	-	68,826	-	7,384	76,210
Transfers	-	-	2,678	-	682	3,360
Write-offs	-	-	(10,480)	-	-	(10,480)
Balances at December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985

Accumulated amortization
Amortization rate per annum	-	-	20%	16,67%	20%
Balances at December 31, 2008	(178,742)	(1,806)	(225,794)	(89,595)	(5,210)	(501,147)
Additions	-	-	(35,183)	(49,466)	(1,634)	(86,283)
Write-offs	-	-	(93)	-	-	(93)
Balances at December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)
Additions	-	-	(53,601)	(50,727)	(448)	(104,776)
Transfers	-	-	(36)	-	-	(36)
Write-offs	-	-	20,380	-	-	20,380
Balances at December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions	-	-	(64,294)	(50,728)	(522)	(115,544)
Transfers	-	-	169	-	(169)	-
Write-offs	-	-	10,480	-	-	10,480
Balances at December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)

Net balances at December 31, 2008	1,724,821	405,989	136,422	199,628	2,897	2,469,757
Net balances at December 31, 2009	1,749,874	436,920	169,805	165,306	1,263	2,523,168
Net balances at December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balances at December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

14. Intangible assets – continued

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized since they have an indefinite useful life. This indefinite useful life was determined based on the fact that these licenses are automatically renewable if the Company meets the mandatory requirements of Anatel. Brazilian law guarantees renewal of these licenses and the Company has interest in extending them indefinitely.

Intangible assets with indefinite useful life are represented mainly by rights to use software internally developed together with specialized companies, adapted for use of the Company based on existing softwares available in the market, which are amortized over 60 months, and by the customer portfolio, which is amortized over 72 months or the average estimated period that subscribers remain connected to the system. The amortization expense is recorded as general and administrative expenses in the consolidated statement of comprehensive income.

The Company tests its goodwill for impairment at least annually based on its value in use using the discounted cash flow model on the lowest appropriate cash-generating unit. The Company operates in a single segment and has a single cash generating unit since it uses a single cable system to provide all of its services to its customers and all decisions taken are based on consolidated financial and operating data.

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Board of Directors, as well as based on the market data obtained from comparable public companies, which represent management’s best estimate of economic conditions related to the cash generating unit.

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2012 – 2016, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

14. Intangible assets – continued

Key assumptions were made considering the Company’s historical performance, the current dynamics and market forecasts of pay TV, broadband internet, voice and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the Company’s management.

Consistent with standard valuation techniques, evaluation of value in use was made for a 5-year period and thereafter takes into account the potential for the company to operate for an indeterminate period. Income growth rates applied are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was zero per annum.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

15. Trade accounts payable

	12/31/2011	12/31/2010
Domestic suppliers	542,303	324,681
Foreign suppliers	44,186	24,799
	586,489	349,480

The trade accounts payable do not bear interest and usually are settled in 30 days.

16.  Accounts payables – programming suppliers

Description	12/31/2011	12/31/2010
Related parties
Net Brasil S.A.	102,146	81,610

Third parties	70,199	53,203
	172,345	134,813

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

16.  Accounts payables – programming suppliers – continued

The table below shows programming and related costs incurred:

	Operating income
Companies	12/31/2011	12/31/2010	12/31/2009
Related parties
Net Brasil S.A.	(1,085,859)	(905,929)	(674,744)
Globosat Programadora Ltda.	-	-	(8,227)
	(1,085,859)	(905,929)	(682,971)
Third parties	(429,869)	(356,154)	(354,397)

	(1,515,728)	(1,262,083)	(1,037,368)

Net Brasil S.A., a related party, serves as the Company’s agent and negotiates directly with producers and audiovisual programming suppliers the acquisition of Brazilian content with better prices and payments conditions..

The acquisition of the Brazilian content, agreed between Net Brasil S.A. and the respective programming suppliers are valid until November 2015.

Additionally, the contracts for the acquisition of existing international program content are negotiated directly by the Company and remain valid until 2014.

Until 2010, the pay per view (“PPV”) programming was bought from Globosat. As from 2010, it started being purchased from Net Brasil S.A.

17. Debt

			Effective interest rate per annum
	Currency	Nominal interest rate per annum	12/31/2011	12/31/2010	12/31/2011			12/31/2010
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	64,864	51,550	116,414	65,512	80,598	146,110
Finame PSI	R$	4.50 to 8.70%	5.10%	4.50%	47,644	244,142	291,786	2,373	110,608	112,981
Bank Credit Notes	R$	CDI + 2.10% a 2.55%	12.97%	12.96%	2,292	120,000	122,292	2,679	145,000	147,679
					114,800	415,692	530,492	70,564	336,206	406,770
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	23,301	652,321	675,622	20,628	578,345	598,973
Perpetual Notes	US$	9.25%	10.57%	10.57%	-	-	-	2,495	249,930	252,425
Banco Inbursa S.A.	US$	7.88%	9.26%	9.22%	6,519	372,491	379,010	5,653	330,429	336,082
					29,820	1,024,812	1,054,632	28,776	1,158,704	1,187,480

Total loans and financings					144,620	1,440,504	1,585,124	99,340	1,494,910	1,594,250

			Debentures
			12/31/2011	12/31/2010

Non-convertible			58,000	58,000	150,348	433,910	584,258	5,525	578,476	584,001

Total					294,968	1,874,414	2,169,382	104,865	2,073,386	2,178,251

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

17. Debt – continued

a)  Loans and financing

Bank Credit Notes

On November 16, 2006, the Company contracted with Itaú Bank BBA S.A., a bank credit note in the total amount of R$220,000, of which R$ 50,000 was prepaid by the Company in 2007.

On August 31, 2009, the loan was amended and repayments of principal rescheduled from 2011 to 2014, 2015 and 2016. Additionally, finance charges were changed from CDI plus a spread of 1.2% per annum to CDI plus a spread of 2.55% per annum as from August 31, 2009, with no retroactive effect.

During the year ended December 31, 2011, the Company amortized in advance part of this loan in the amount of R$25,000 (R$30,663 in 2010).

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million (equivalent to R$593,425), with maturity in January 2020 and a nominal interest rate of 7.5% per annum, payable semiannually in January and July of each year.

These notes are guaranteed by all the Company's subsidiaries and they can be settled, in total or partially, at any time.

Perpetual Notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes amounting to US$150 million (equivalent to R$326,966), with indefinite maturity, annual interest rate of 9.25% per annum payable in the second month of each quarter and guaranteed by all the Company's subsidiaries.

On May 27, 2011, the Company exercised its option to fully prepay the principal of Perpetual Notes in the amount of R$244,320 (equivalent to US$150,000), plus interest of US$5,650 incurred during the period between the last quarterly interest payment made on February 27, 2011 and the date these bonds were settled.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

17. Debt – continued

Finame and Finame PSI

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from Finame - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2011, funds raised under this program amounted to R$221,197 (R$103,630 in 2010 and R$83,584 in 2009). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and fixed rates between 4.5%, 5.5% and 8.7% per annum, a five-year-term, and are collateralized by the assets financed. During the year ended December 31, 2011, the Company amortized Finame and Finame PSI totaling R$72,779 (R$61,937 in 2010 and R$45,090 in 2009).

Banco Inbursa S.A.

On June 19, 2008 the Company, executed a borrowing arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company Telmex Group, which is an indirect stockholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time from June 2013. This borrowing is guaranteed by all the Company’s subsidiaries.

b)  Debentures

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

17. Debt – continued

Covenants

The Company is committed to complying with a number of restrictive covenants related to the outstanding borrowings, the most important of which are:

-          Maintenance of the ratio obtained from dividing net consolidated debt by EBITDA, as defined in the debt agreement, at less than 2.5;

-          Maintenance of the ratio obtained from dividing EBITDA by net expenses of consolidated interest, as defined in the debt agreement, at 1.5 or above.

As of December 31, 2011 and 2010, the Company is in compliance with all financial and non financial covenants.

c)        Debt costs

Following the amortization schedule of the debt costs, which are presented offsetting the corresponding debt:

Year	Banco Inbursa S.A.	Debentures	Global Notes 2020	Total
2012	286	434	616	1,336
2013	310	439	616	1,365
2014	336	437	616	1,389
2015	364	215	616	1,195
2016 - 2020	1,515	-	2,361	3,876
	2,811	1,525	4,825	9,161

18.  Copyright payable - ECAD

The Company has been discussing amounts charged by ECAD (Escritório Central de Arrecadação e Distribuição), which is an organization that acts as the legal representative for artists and authors to collect, royalties on the artist’s behalf. As of December 31, 2011, related to this matter, the Company had judicial deposits in the amount of R$33,682 (R$25,633 as of December 31, 2010).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties

a)      Employee benefits

Expenses with employees’ salaries, benefits and related charges are as follows:

	12/31/2011	12/31/2010	12/31/2009
Payroll and related charges	601,882	534,561	432,873
Profit sharing plan	152,936	82,077	106,916
Statutory benefits	85,480	78,693	67,478
Additional benefits	60,873	55,512	43,936
	901,171	750,843	651,203

Additional benefits

In addition to the usual benefits required by labor legislation, the Company and its subsidiaries provide additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, whose actuarial risks are not assumed by the Company

Profit sharing plan

The Company and its subsidiaries have supplementary remuneration plans considering the fulfillment of established targets:

(i)        Profit Sharing Plan (PPR): the Company must remunerate its staff on the basis of profit sharing up to a limit of three additional monthly salaries, in the event that the performance targets established according to annual planning approved by the Company’s Board of Directors are met.

(ii)        Additional Profit Participation Plan (PPR - current):  the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. This supplement is geared to additional targets and in exceptional circumstances may be exempt from these conditions, as decided by the Board of Directors.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

a)      Employee benefits – continued

Profit sharing plan – continued

(iii)    Long-term Profit Sharing Plan (PPR - non-current): the Company also rewards a select number of members of management, directors and managers duly approved by the Board of Directors in the form of differentiated salaries. The purpose of this supplement is to retain the services of these employees.

(iv)    Additional Profit Sharing Plan (PPR): the Company will make an additional payment of up to 0.6 additional monthly salaries to the Company’s employees. The principal purpose of this supplementary payment is to increase fulfillment of the Board of Director's targets from 100% to 120%.

As of December 31, 2011 the Company had a provision with salaries, benefits and related charges related to the Profit sharing plan, amounting to $155,105 (R$100,626 on December 31, 2010).

b)      Management’s compensation

The compensation paid to the Company's management for services rendered in their corresponding fields of expertise is as follows:

	12/31/2011	12/31/2010	12/31/2009

Short-term benefits	3,965	4,053	12,169
Long-term benefits	7,932	5,248	3,921
	11,897	9,301	16,090

Remuneration consists of fixed and variable compensation profit sharing and additional current and non-current profit sharing bonus plans as mentioned in item a) above.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

c)      Related companies

The most significant balances of assets and liabilities as of December 31, 2011 and 2010, and revenues and expenses for the years ended December 31, 2011, 2010 and 2009, arising from the transactions between related parties are as follows:

	Assets
	Trade accounts receivable		Total
Companies	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Entities under common control
Globosat Programadora Ltda	182	246	182	246
Primesys Soluções Empresariais S.A.	104	-	104	-

	286	246	286	246

	Liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Stockholders
Emp. Brasil de Telecom S.A. – Embratel	60,199	47,883	-	-	-	-	84,490	78,242	144,689	126,125
	60,199	47,883	-	-	-	-	84,490	78,242	144,689	126,125
Entities under common control
Net Brasil S.A.	-	-	102,146	81,610	-	-	-	-	102,146	81,610
Banco Inbursa S.A.	-	-	-	-	379,010	336,082	-	-	379,010	336,082
Procisa do Brasil Proj.Cons. e Inst.Ltda.	1,455	-	-	-	-	-	-	-	1,455	-
Other	3,338	3,891	-	-	-	-	-	-	3,338	3,891
	4,793	3,891	102,146	81,610	379,010	336,082	-	-	485,949	421,583

Total	64,992	51,774	102,146	81,610	379,010	336,082	84,490	78,242	630,638	547,708

Current liabilities	64,992	51,774	102,146	81,610	6,519	5,653	84,490	78,242	258,147	217,279
Non-current liabilities	-	-	-	-	372,491	330,429	-	-	372,491	330,429

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

c)      Related companies – continued

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Assets		Liabilities
	Prepaid use rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2008	-	-	-	-	-	103,462	-	103,462
Additions	175,294	674,338	180,227	693,312	-	61,544	180,227	754,856
Write-offs	(14,702)	-	(15,115)	-	(26,495)	-	(41,610)	-
Transfers	14,496	(14,496)	14,903	(14,903)	56,081	(56,081)	70,984	(70,984)
Balance at 12/31/2009	175,088	659,842	180,015	678,409	29,586	108,925	209,601	787,334
Additions	-	-	-	-	-	42,042	-	42,042
Write-offs	(175,087)	-	(180,015)	-	(31,597)	-	(211,612)	-
Transfers	172,535	(172,535)	177,391	(177,391)	35,169	(35,169)	212,560	(212,560)
Balance at 12/31/2010	172,536	487,307	177,391	501,018	33,158	115,798	210,549	616,816
Additions	-	-	-	-	-	4,795	-	4,795
Write-offs	(172,536)	-	(177,391)	-	(38,015)	-	(215,406)	-
Transfers	169,844	(169,844)	174,622	(174,622)	39,287	(39,287)	213,909	(213,909)
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

	Operating results
	Rental revenue / telecommunications			Financial			Telecommunication expense			Programming			Commissions / programming guide			Total
Companies

	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009	12/31/2011	12/31/2010	12/31/2009
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel

	572,672	451,132	391,624	(15,893)	(11,850)	(7,257)	(531,878)	(370,695)	(262,890)		-	-	-	-	-	24,901	68,587	121,477
	572,672	451,132	391,624	(15,893)	(11,850)	(7,257)	(531,878)	(370,695)	(262,890)		-	-	-	-	-	24,901	68,587	121,477

Entities under the common control

Net Brasil S.A.	-	-	-	-	-		-	-	-	(1,085,859)	(905,929)	(674,744)	(1,797)	(1,701)	(1,714)	(1,087,656)	(907,630)	(676,458)
Editora Globo S.A.	-	-	-	-	-		-	-	-	-		-	(6,096)	(11,839)	(11,504)	(6,096)	(11,839)	(11,504)
Banco Inbursa S.A.	-	-	-	(73,710)	(16,695)	84,132	-	-	-	-		-	-	-	-	(73,710)	(16,695)	84,132
Telmex do Brasil Ltda.	-	-	-	-	-		(47,824)	-	-	-		-	-	-	-	(47,824)	-
Claro S.A.	-	-	-	-	-		(14,062)	(5,195)	(6,432)	-	-	-	-	-	-	(14,062)	(5,195)	(6,432)
Primesys Soluções Empresariais S.A.	550	-	-	-	-	-	(60,857)	(3,841)	-	-	-	-	-	-	-	(60,307)	(3,841)	-
Other	2,073	2,097	1,676	-	-	-	(5,119)	(1,133)	(1,781)	-	-	(8,227)	-	-	-	(3,046)	394	(8,332)
	2,623	2,097	1,676	(73,710)	(16,695)	84,132	(127,862)	(10,169)	(8,213)	(1,085,859)	(905,929)	(682,971)	(7,893)	(14,110)	(13,218)	(1,292,701)	(944,806)	(618,594)
	575,295	453,229	393,300	(89,603)	(28,545)	76,875	(659,740)	(380,864)	(271,103)	(1,085,859)	(905,929)	(682,971)	(7,893)	(14,110)	(13,218)	(1,267,800)	(876,219)	(497,117)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

c)      Related companies – continued

The right to use the trademark Net is granted by Net Brasil S.A., a subsidiary of Globo Comunicação e Participações S.A..

The values and conditions of the programming contracts and pay-per-view (PPV) events with Organizações Globo related companies such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The program schedule guides for channels are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., based on usual market practice prices and terms for this type of operation.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. Through the implementation of this business, the Company could then started offering integrated video, broadband and voice (“triple play”) services in its market. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the offer of voice services based on Embratel licenses for fixed line telephony services (“Serviço Telefônico Fixo Comutado – STFC”), multimedia service (“Serviço de Comunicação de Multimídia – SCM”) and/or through any other structure best suited to development by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

a)             Prepaid rights for use

a.1) Net Fone revenue — At December 31, 2009, Embratel invested R$873,539 in the irretractable  and indefeasible acquisition of the right to use the transmission capacity of 3 GBs generated by the coaxial Company’s network, for a period of five years renewable for the same period through future negotiations between the parties. The invested value, which was paid in cash, and account as deferred revenue to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by Embratel during the period and considers the finance discount related to the prepayment. Any excess usage is charged on monthly basis.

  a.2) Link internet - The Company provides an Internet access service known as NetVirtua broadband service using Embratel's IP backbone infrastructure. At December 31, 2009, the Company invested R$849,632 in irretractable and irreversible acquisition of a 45 GBs transmission capacity generated for 5 years renewable for a same period through future negotiations between the parties classified as prepaid rights for use. The invested value, which was paid in cash, and recorded as an asset to be amortized under the terms of the contract in 60 months, is consistent with the usage of the capacity by the Company during the period and considers the finance discount related to the prepayment. The excess usage of any monthly capacity is charged according to a specific agreement and recorded as cost of services rendered.

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel.

c) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues in the balance sheet.

d) Network access revenue –  Remunerated on the basis of the increase of Net Fone’s subscriber base.

e) Optic fiber lease revenue –  Remunerated in accordance with specific contract including usual market condition. The services are paid in advance by Embratel and accordingly the prepayments are recorded as deferred revenue in the consolidated balance sheet.

f) Revenues from Small and Medium-Sized Entities) –  These services are remunerated under specific contractual conditions at 50% of net amount of accounts .invoiced by Embratel, net of taxes and interconnection fees.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

19. Related parties – continued

g) Communication expenses such as voice channel, fixed line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

20. Commitments and provisions

I)      Commitments

The Company has several agreements for rental of street lighting poles, underground ducts and offices renewed automatically each year, maturing on different dates. These agreements may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months. These expenses amounted to R$120,649 during year ended December 31, 2011 (R$97,872 in 2010 and R$102,262 in 2009). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$8,941 as of December 31, 2011 (R$11,865 as of December 31, 2010).

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors not controlled by the Company’s management. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis and prior experience in the claim amounts, has provisions considered enough to cover probable losses in the proceedings in course, as follows:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Commitments and provisions – continued

	Labor	Civil	Tax	Social security	Total
Balances at December 31, 2008	46,704	34,969	607,273	6,989	695,935
Additions to provisions	18,721	23,858	65,466	-	108,045
Additions through acquisition of companies	290	25	17,721	-	18,036
Inflation adjustments	1,018	373	16,370	276	18,037
Amounts used	(11,502)	(13,190)	(51,037)	(155)	(75,884)
Unused amounts reversed	(1,655)	-	(150,988)	(6,163)	(158,806)
Balances at December 31, 2009	53,576	46,035	504,805	947	605,363
Additions to provisions	20,040	22,988	76,659	0	119,687
Inflation adjustments	1,484	752	29,033	50	31,319
Amounts used	(20,557)	(21,817)	(3,201)	-	(45,575)
Unused amounts reversed	(21,357)	(2,387)	(131,993)	(293)	(156,030)
Balances at December 31, 2010	33,186	45,571	475,303	704	554,764
Additions	29,582	39,329	13,235	-	82,146
Inflation adjustments	712	2,932	35,138	18	38,800
Amounts used	(17,044)	(32,008)	(7,320)	-	(56,372)
Unused amounts reversed	(4,273)	(2,290)	(60,907)	(590)	(68,060)
Balances at December 31, 2011	42,163	53,534	455,449	132	551,278

a) Labor provisions

Labor claims involving the Company and its subsidiaries comprise 2,493 lawsuits, mostly arising from employees and third party claims. The main claims are for secondary liability and dangerous work pay. The Company made judicial deposits of R$11,927 at December 31, 2011 (R$13,754 at December 31, 2010) in relation to labor cases.

II) Provisions

b) Civil provisions

Civil claims relate mainly to service contract terminations, contract reviews, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and claims objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999. Appeals in these civil proceedings mainly relate to indemnifications for personal and material damages sought by subscribers, except for actions relating to lease of poles, in which the Company is requesting to change the monthly rent amounts.

The Company has judicial deposits in the amount of R$29,970 as of December 31, 2011 (R$23,873 at December 31, 2010), in relation to civil claims.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Commitments and provisions – continued

c) Tax and social security provisions

Tax charges and contributions calculated and collected by the Company and its subsidiaries, and their income statements, tax and company records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the most significant tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The Company is contesting the ICMS tax rate levied on access provider revenue and also on other revenues for which it has a provision of R$61,775 at December 31, 2011 (R$87,342 at December 31, 2010) in the consolidated basis.

During the year ended December 31, 2011, the Company reversed unused provisions relating to ICMS value-added tax amounting to R$30,496 (R$32,955 in 2010 and R$5,009 in 2009), due to the fact that the time period for bringing claims in the statute of limitations had passed.

II) Provisions – continued

c) Tax and social security provisions

b. Financial Transaction Tax (IOF)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to IOF charges. However, in view of certain adverse court decisions as to the applicability of this law, the Company has a provision of R$97,492 at December 31, 2011 (R$80,895 at December 31, 2010).

During the year ended December 31, 2011, the Company reversed unused provisions related to IOF of  R$3,897 (R$21,744 in 2010 and R$11,244 in 2009), due to the fact that the time period for bringing claims in the statute of limitations had passed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Commitments and provisions – continued

c. Withholding tax (IRRF) on foreign currency bonds

The Senior Notes and Floating Rate Notes are not subject to IRRF and IOF, as long as the average term is not less than 96 months. Due to the fact that some noteholders exercised their rights in advance, the Company has a provision of R$155,714 at December 31, 2011 (R$148,419 at December 31, 2010) related to these taxes.

d) PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

On September 30, 2009, the Company and its legal counsel assessed the progress of legal cases related to the increase in the calculation base for the PIS and the COFINS on income as provided in paragraph 1 of Article 3 of Law No. 9718/98 and revoked by Law No. 11941/09 on May 27, 2009.

Based on the results of this assessment, revocation of the legal provision which created the increased calculation base and the existence of favorable case law related to this matter, the Company reversed its provision of R$124,269. This entry was recorded as a reduction in financial expenses.

During the year ended December 31, 2010, the Company reversed unused provisions related to PIS and COFINS on foreign currency exchange and financial income in the amount of R$44,626, due to the fact that the time period for bringing claims in the statute of limitations had passed.

III) Contingent liabilities not recorded

In addition to the contingencies mentioned above, as of December 31, 2011, there are other ongoing legal proceedings amounting to R$ 1,272,179 (R$840,964 as of December 31, 2010), which legal advisors assess as possible, but not probable, losses; thus, no provisions were recorded. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings.  .

The most significant claims, in which risk of losses were rated as possible, are summarized below:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Commitments and provisions – continued

III) Contingent liabilities not recorded – continued

            a. Disallowance of expenses - Income tax and social contribution

                                    .

The subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2004 to 2008 amounting to R$403,389 and R$143,914, respectively. Based on the decision at first instance rendered in 2010, these amounts were reduced to R$274,126 and R$97,821 and the probability of loss initially analyzed as remote, has shifted to possible. The amounts of these proceedings at December 31, 2011 totaled R$ 307,131(IRPJ) and R$ 109,599 (CSLL).

On defense, management understands that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

   b. Service Tax (ISS) - levied on services of public entertainment or amusement, leisure and entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus, subject to ISS. The amount of this proceeding at December 31, 2011 was R$127,339 (R$115,955 on December 31, 2010).

On defense, management understands that services provided by cable TV companies are classified as communication services instead of public entertainment services.

   c. Disallowed expenses and non-proven expenses

In 2007, Net São Paulo and Net Rio received requests from tax authorities amounting to R$97,806 as of December 31, 2011 (R$90,770 as of December 31, 2010) for not having submitted documents supporting their registered expenses within the period determined by the tax inspectors.                                                .

On defense, management believes that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

20. Commitments and provisions – continued

III) Contingent liabilities not recorded – continued

d. Tax benefit through reduction of ICMS calculation base

On August 12, 2011, the Company was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit reducing the ICMS tax base it is entitled to, considering the tax authority alleged that the Company did not include revenues from the rental of equipments in the ICMS tax base. The amount of this assessment as of December 31, 2011 was R$252,688.

The Company is supported in the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service, and therefore cannot be taxed by ICMS, so there is no motive to lose the tax benefit as alleged by the tax authority. However, considering there is no specific precedent (at both the administrative and judicial levels) on the issue, it is not possible to predict the outcome of this the matter yet.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Stockholders’ equity

Share capital

As of December 31, 2011, the Company’s share capital is comprised by 114,459,685 common shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

The Company is controlled by GB Empreendimentos e Participações S.A. (“GB”), whose stockholders are Globo Comunicações e Participações S.A., who holds 51 % of its common shares, and Embratel Participações S.A. (Embrapar) and its subsidiary Embratel, that, together, own 49% of the common shares and 100% of preferred shares of GB.

Under the tender public offer of October 7, 2010, of which, until December 31, 2010, Embratel acquired 186,547,731 of the Company’s preferred shares, the holders of the remaining preferred stocks could sell their shares to Embratel by the tender offer price of R$23 adjusted by variation in the reference rate - TR monthly. During the period from January 1, 2011 to January 13, 2011, the final date established under the terms of the tender public offer for the sale of stocks, 7,153,568 preferred stocks were negotiated, increasing the final number of preferred shares held by Embratel to 193,701,299, representing 84.77% of the Company’s preferred shares. In connection with this transaction, Embratel and its parent company, Embrapar, jointly hold, 223,080,448 of the Company’s preferred shares, representing 97.63% of the Company’s preferred shares and 91.86% of the Company’s total shares.

As of December 31, 2011, the Company’s stockholders, Globo Comunicação e Participações S.A. and Embratel Participações S.A. (and its subsidiary Embratel) hold, directly and indirectly, 6.35% and 91.86% of the Company’s share capital, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Stockholders’ equity – continued

Share capital – continued

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per article 202 of the Brazilian Corporate Law.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) transformation, incorporation, merger or split off of the Company; (b) valuation of assets intended to comprise the Company’s capital increase; (c) choice of specialized company to determine the economic value of the Company’s shares, according to the terms of article 9, “iv”, of the Articles of Incorporation; and (d) amendments or revocation of provisions to the Articles of Incorporation which result in noncompliance on the part of the Company with those requirements provided for in Section IV, item 4.1, of the Corporate Governance Distinct Practices Regulation - Level 2, instituted by BMF&BOVESPA and they shall also be entitled to vote in regards to the approval of contracts between the Company and its majority stockholders, either directly or through third parties, as well as other companies in which the majority stockholders hold interest, at any time in the future, on the basis of legal or statutory provision, the approval of these contracts is decided at the General Meeting.

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of stockholders’ equity; and treatment equal to that given to stockholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 of the Company’s Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuance may also be altered to the prior existing proportion between common and preferred shares.

Stockholders’ agreement

On March 21, 2005, a Company Stockholders’ Agreement was executed, whereby any stockholder that wants to transfer part or all of its common shares to a third party must notify in writing the other stockholders, extending preemptive rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

21. Stockholders’ equity – continued

Stockholders’ agreement – continued

The Company’s Board of Directors is comprised of between 9 (nine) and 12 (twelve) effective members and the same number of alternate members, with at least, twenty percent of its Independent Board members as defined in Regulation Level 2 of BM&FBOVESPA’s Corporate Governance.

All Board of Directors members are elected by the Company’s General Assembly, have an unified term of 1 (one) year, reelection being permitted, having been elected at the Annual General Meeting of April 29, 2011, 1 (one) member and respective alternate appointed by Globo, 6 (six) members and respective alternates appointed by GB, 3 (three) members and 2 (two) alternates appointed by Embrapar, 01 (one) separate member, with no participation in the controlling stockholders of GB and Globo, and 1 (one) an independent member appointed by Embratel. As defined in the stockholders’ agreement and related amendments, the votes of independent member and its alternate will not be bound by decisions taken in the Preliminary Meetings under the stockholders’ agreement.

Capital reserves

Capital reserves are comprised of premium on issuance of shares and debentures and special reserve of goodwill. The goodwill reserve was generated when Globotel Participações S.A., was merged into Net Serviços de Comunicação S.A. in August 2001. The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger.

During the year ended December 31, 2011, the Company obtained tax benefits represented by cash savings of R$9,744 (R$8,087 in 2010 and R$13,942 in 2009), resulting from amortization of goodwill calculated by Globotel Participações S.A.

Observing the preemptive rights of the non-majority stockholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the stockholder  Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.). The remaining stockholders have the option of exercising their right on the subscription of these shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

22. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	12/31/2011	12/31/2010
Net Rio Ltda.	238,290	235,459
Net Serviços de Comunicação S.A.	47,879	56,284
Reyc Comércio e Participações Ltda.	11,932	10,987
Net Brasília Ltda.	6,263	-
Net São Paulo Ltda.	3,912	3,646
	308,276	306,376

23. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares. For the years ended December 31, 2011, 2010 and 2009, the Company had no potential dilutive common shares.

The following table shows earnings per share (in thousands, except for earnings per share):

	12/31/2011	12/31/2010	12/31/2009
Numerator
Profit for the year	R$ 373,173	R$ 307,151	R$ 735,948

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,301,508
Weighted average number of preferred shares	228,503,916	228,503,916	228,187,562
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,006,318

Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,307,826

Basic and diluted earnings per common share	R$ 1.02	R$0.84	R$ 2.01
10% - Preferred shares	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$ 1.12	R$0.92	R$ 2.22

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

24. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has a formal risk management policy. The Financial Committee supports the Company's Board of Directors and consists of one member from each of the main Stockholders (Globo and Embratel) and management. It examines issues relating to investments, debt and risk management, and refers matters to the approval of the Board of Directors. As required by the Company’s internal policies, the Company's financial results must derive from the Company’s operations rather than gain in the financial market. Results obtained by the application of internal controls to manage risks were satisfactory in relation to their proposed objectives.

b)      Fair value

Fair values of debt were calculated considering the estimated cost to settle the obligations as of December 31 of each year presented, which includes contractual penalties for early settlement.

Fair values and carrying amounts of debt are shown below:

	12/31/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	584,258	586,949	584,001	575,266
Perpetual Notes	-	-	252,425	255,237
Global Notes 2020	675,622	769,371	598,973	665,396
Banco Inbursa S.A.	379,010	385,643	336,082	345,577
Banco Itaú BBA	122,292	122,953	147,679	148,675
Finame	408,200	408,200	259,091	259,091
	2,169,382	2,273,116	2,178,251	2,249,242

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

24. Financial instruments – continued

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure as of December 31, 2011, is shown below:

Debt in US dollars:
Current:
Interest on loans and financing	29,820
Suppliers of equipment and others	44,185
Programming suppliers	2,203
76,208
Non-current:
Loans payable, net of costs of debts	1,024,812

Exposure liability	1,101,020

b)      Risks impacting the Company’s business

Foreign exchange rate risk – continued

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

24. Financial instruments – continued

For the year ended December 31, 2011, the Company held a derivative instrument (foreign exchange) position of R$207,463 relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	12/31/2011	12/31/2010	12/31/2011	12/31/2010	Amount payable
“Swaps” contracts
Asset position
Foreign currency	207,463	528,185	202,382	519,500	-
Liability position
Ratios (Dollar vs, CDI)	154,941	291,585	164,767	321,043	14,122
Rates (PRE) (NDF)	52,522	236,600	50,142	249,314	(1,595)
	-	-	(12,527)	(50,857)	12,527

The net liability payable of R$12,527 is recognized in the heading “unrealized losses on derivatives” in the consolidated balance sheet. During the year ended December 31, 2011, the Company recognized losses on derivatives of R$16,978 (R$65,915 in 2010 and R$97,341 in 2009), which were recorded as finance expenses.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

24. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of December 31, 2011:

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	17	82,600	From 01/26/2012 to 07/25/2013	1.8758	10.87%	1.4069	13.59%	52,486	0.9379	16.31%	90,261
NDF	9	28,000	From 01/02/2012 to 03/01/2012	1.8758	10.87%	1.4069	13.59%	5,307	0.9379	16.31%	12,523

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	17	82,600	From 01/26/2012 to 07/25/2013	1.8758	10.87%	2.3448	8.15%	27,484	2.8137	5.44%	69,913
NDF	9	28,000	From 01/02/2012 to 03/01/2012	1.8758	10.87%	2.3448	8.15%	9,229	2.8137	5.44%	16,554

(a)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

24. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

As of December 31, 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of December 31, 2011 is as follows:

Debentures – 6th issuance	584,258
Finame	408,200
Banco Itaú BBA	122,292
Liability exposure	1,114,750

(-) Financial investments denominated in reais	688,832
Net exposure	425,918

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

The custody and control of the funds are under the responsibility of Banco Itaú;Risk Office Consultoria Financeira Ltda, performs risk management analysis. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

24.  Financial instruments – continued

c)      Risks impacting the business of the Company – continued

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of December 31, 2011.

Amounts presented below include principal and interest payments calculated using the dollar exchange rate at December 31, 2011 (R$1.8758 /US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa S.A.). Debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian Reais and are subject to interest based on the interbank deposit certificate index (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with indices provided by BM&FBOVESPA. Finame loans were estimated based on long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5%, 5.5% and 8.7% per year.

Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Banco Itaú BBA	Debentures	Total

2012	132,486	56,264	34,739	14,759	203,991	442,239
2013	110,418	56,264	34,739	14,649	187,316	403,386
2014	73,455	56,264	34,739	55,770	171,405	391,633
2015	61,105	56,264	34,739	48,358	153,901	354,367
2016-2020	81,470	909,720	479,378	40,402	-	1,510,970
Total	458,934	1,134,776	618,334	173,938	716,613	3,102,595

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, as required by the prevailing tax legislation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

25. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at December 31, 2011	(12,527)	-	(12,527)	-
Balances at December 31, 2010	(50,857)	-	(50,857)	-

Currency swap derivative instruments are mechanisms for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

As of December 31, 2011, there were no transfers between levels 1 and 2 in relation to fair value measurement or transfers to level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the financial statements

December 31, 2011 and 2010

(In thousands of reais)

26. Insurance

The Company has a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations.

In August 2011, the Company renewed its policies and the total coverage by nature is as follows:

Nature

	Main coverage	Maximum annual coverage
Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding,	70,711
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	3,000
Civil responsibility of the directors and Management officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage,	28,137

27. Subsequent event

On January 26, 2012, Anatel approved the transfer of the Company’s indirect control. In regards with that, Anatel authorized the exercise by Embrapar of the call option for the acquisition of shares issued by GB, the entity that directly controls the Company, that are currently held by Globo, in accordance with the provisions of the stockholders’ agreement of GB. Once the call option is exercised, Embrapar, together with its subsidiary Embratel, will be the direct owners of GB and, therefore, the indirect owners of the Company.