Form 20-F
period 2012-12-31
NET SERVICOS DE COMUNICACAO S A
filed 2013-04-23
CIK 1024446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

114,459,685 Common Shares, as of December 31, 2012
228,503,916 Preferred Shares, as of December 31, 2012

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

YES           NO   X

Page

Part I

i

ii

iii

Certain References and Information

In this Form 20-F, references to “Net Serviços,” “NET,” the “Company,” “we,” “us” and “our” are to Net Serviços de Comunicação S.A. and, unless the context requires otherwise, include the consolidated subsidiaries of Net Serviços de Comunicação S.A. References to our “ADSs” are to our American Depositary Shares, each of which represents one of our preferred shares.

All references in this Form 20-F to “Reais,” “Real” or “R$” are to Brazilian Reais, and all references to “U.S. dollars,” “$” or “US$” are to United States dollars. Unless otherwise specified, certain amounts stated in this Form 20-F in U.S. dollars have been translated, for the convenience of the reader, from Reais at the rate in effect on December 31, 2012 of R$2.0435 per US$1.00. These translations should not be construed as a representation that Reais could have been converted into U.S. dollars at that rate on that date or on any other date. On April 19, 2013, the rate of exchange was R$ 2.0089 per US$1.00. See “Exchange Rate Information.”

Unless otherwise specified and other than with respect to historical financial statement information, we present all operating statistics and subscriber information concerning Net Serviços as of December 31, 2012.

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

The following factors, among others, may have such an impact: competition from other cable operating systems and other service providers; industry consolidation; failure to keep pace with developments in technology; our inability to charge customers for equipment costs related to multiple outlets; increases in churn rates; increases in programming costs; substantial additional expenses on our network; piracy of our pay-television services; dependence on third parties, including suppliers and vendors; interference with our ability to provide our services; increases in use of bandwidth-intensive Internet-based services; new government regulations and changes to existing government regulations; factors pertaining to the Internet access portion of our business; unfavorable outcomes in legal proceedings arising out of the regular course of our business; substantial additional taxes on our network; interests of our current controlling shareholder that may differ from yours; dependence on key members of senior management and any difficulty in hiring new managers; difficulties in integrating companies we acquire; the impact of any weakening of global and Brazilian economic conditions; Brazilian political and economic conditions and interventions by the Brazilian government; and changes in exchange rates, inflation, interest rates and performance of financial markets; developments in, and the perception of risk in, other countries and emerging market economies; restrictions on the movement of capital out of Brazil; limited liquidity of the trading market for ADSs in the U.S.; fewer and less well defined shareholders’ rights related to our ADSs than comparable securities of an U.S. issuer; difficulties in proceedings with respect to your interests as a shareholder; risk of losing the ability to remit foreign currency abroad and unfavorable tax treatment if you exchange your ADSs for preferred shares; difficulty in exercising certain rights related to our ADSs including preemptive rights; no dividend entitlement; and holdings of preferred shares and ADSs subject to dilution.

Developments in any of these areas, which are more fully described elsewhere in this Form 20‑F, could cause our results to differ materially from results that have been or may be projected by us or on our behalf. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

We caution that the foregoing list of factors is not exclusive. We urge you not to unduly rely on forward-looking statements contained in this Form 20-F.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official selling rate of the Brazilian Central Bank, or the Central Bank.

Exchange Rate of Brazilian Reais per U.S. Dollar

	Low	High	Average (1)	Period - end
	(Reais per US$1.00)
Year
2008	1.5593	2.5004	1.8335	2.3370
2009	1.7024	2.4218	1.9905	1.7412
2010	1.6654	1.8811	1.7589	1.6662
2011	1.5345	1.9016	1.6709	1.8758
2012	1.7024	2.1121	1.9588	2.0435
2013(through April 19)	1.9528	2.0471	1.9847	2.0089

(1)  Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

	Low	High
	(Reais per US$1.00)
Month

October 2012	2.0224	2.0382
November 2012	2.0312	2.1074
December 2012	2.0435	2.1121
January 2013	1.9883	2.0471
February 2013	1.9570	1.9893
March 2013	1.9528	2.0185
April 2013 (through April 19)	1.9736	2.0239

Source: Central Bank

Under the current floating exchange-rate system, the Real may be subject to depreciation or appreciation against the U.S. dollar and other currencies. Fluctuations in the exchange rate between the Real and the U.S. dollar will affect the U.S. dollar equivalent of the Real-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

Part I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.          KEY INFORMATION.

Selected Financial Data

The selected audited consolidated financial data presented in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) set forth below, as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

On June 30, 2009, we acquired ESC 90 Telecomunicações Ltda., or ESC 90. The financial results of ESC 90 have been included in our audited consolidated financial statements beginning on June 30, 2009. On July 31, 2010, ESC 90 was merged into our Company.

CONSOLIDATED STATEMENT OF INCOME DATA

	Year Ended December 31,
	2012	2012	2011	2010	2009	2008
	(Convenience translation to US$ in thousands, except share amounts)	(R$ in thousands, except per share and share amounts)
Gross revenue (1)	4,863,221	9,937,992	8,345,397	7,101,588	6,070,401	4,852,755
Taxes on revenues, discounts and cancellations (2)	(978,124)	(1,998,796)	(1,649,512)	(1,695,919)	(1,457,012)	(1,162,346)
Net revenues	3,885,097	7,939,196	6,695,885	5,405,669	4,613,389	3,690,409
Operating cost and expenses:
Programming and other direct operating costs	(1,898,601)	(3,879,791)	(3,223,455)	(2,579,623)	(2,274,916)	(1,749,397)
Selling, general and administrative expenses	(856,598)	(1,750,458)	(1,501,807)	(1,253,037)	(1,035,867)	(945,202)
Depreciation and amortization	(635,224)	(1,298,080)	(1,061,896)	(901,225)	(618,748)	(493,368)
Other expenses	(38,015)	(77,684)	(28,798)	(13,725)	(60,389)	(16,905)
Total operating costs and expenses	(3,428,438)	(7,006,013)	(5,815,956)	(4,747,610)	(3,989,920)	(3,204,872)
Operating income	456,659	933,183	879,929	658,059	623,469	485,537
Finance results:
Finance expense	(211,793)	(432,799)	(475,886)	(359,422)	(27,335)	(432,462)
Finance income	64,203	131,199	175,401	169,354	92,779	113,935
Income before income taxes and social contribution	309,069	631,583	579,444	467,991	688,913	167,010
Income taxes and social contribution	(116,408)	(237,881)	(206,271)	(160,840)	47,035	(146,756)
Net income	192,661	393,702	373,173	307,151	735,948	20,254
Basic and diluted earnings per common share	0.53	1.08	1.02	0.84	2.01	0.06
Basic and diluted earnings per preferred share	0.58	1.18	1.12	0.92	2.22	0.06
Weighted average number of common shares outstanding	114,459,685	114,459,685	114,459,685	114,459,685	114,301,508	112,947,396
Weighted average number of preferred shares outstanding	228,503,916	228,503,916	228,503,916	228,503,916	228,187,562	225,479,722

OTHER FINANCIAL DATA
Net cash provided by operating activities	848,172	1,733,239	1,881,894	1,236,205	1,002,655	1,291,643
Net cash used in investing activities	(1,269,006)	(2,593,213)	(1,657,686)	(1,247,005)	(1,184,624)	(1,372,531)
Net cash provided by (used in) financing activities	86,714	177,200	(324,590)	(183,245)	460,694	248,162

	2012	2012	2011	2010	2009	2008
	(Convenience translation to US$ in thousands)	(R$ in thousands)
CONSOLIDATED BALANCE SHEET DATA

Assets:

Total current assets	566,345	1,157,326	1,621,495	1,498,838	1,587,515	1,022,679
Property, plant and equipment	2,737,829	5,594,753	4,122,766	3,322,350	2,767,037	2,237,681
Intangible assets	1,193,690	2,439,306	2,449,966	2,485,940	2,523,168	2,469,757
Prepaid rights for use	73,628	150,459	317,463	487,307	659,842	-
Deferred taxes.	138,891	283,824	301,495	377,352	460,131	311,716
Other assets (3)	65,335	133,512	112,215	184,386	152,293	168,941
Total assets	4,775,718	9,759,180	8,925400	8,356,173	8,149,986	6,210,774

Liabilities:

Total current liabilities	1,281,992	2,619,751	1,856,970	1,288,303	1,111,941	918,074

Non-current debt	547,085	1,117,969	1,874,414	2,073,386	2,113,329	1,701,485
Deferred revenues	98,409	201,099	404,636	612,190	782,279	93,912
Related party	332,762	680,000	-	-	-	-
Other liabilities (4)	273,463	558,820	601,541	567,628	634,922	725,736
Total liabilities	2,533,711	5,177,639	4,737,561	4,541,507	4,642,471	3,439,207

Stockholders’ equity	2,242,007	4,581,541	4,187,839	3,814,666	3,507,515	2,771,567

Total liabilities and stockholders’ equity	4,775,718	9,759,180	8,925,400	8,356,173	8,149,986	6,210,774

	As of December 31,
	2012	2011	2010	2009	2008
	(In kilometers, except percentages)
CONSOLIDATED OPERATING DATA
(at end of period)
Total homes passed by NET cable, excluding optical network(5)	16,888,357	13,433,050	11,543,224	10,776,603	10,192,715
Total NET connected pay-television subscribers(6)	5,381,275	4,730,105	4,212,288	3,689,736	3,182,196
NET cable penetration (7)	31.9%	35.2%	36.5%	34.2%	31.2%

(1)     Revenue includes fees from subscription services (pay-television and broadband Internet), connection fees, pay-per-view and fixed line telephony services (in partnership with Embratel).

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

(4)      Includes deferred taxes, provisions and other non-current liabilities.

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

Risks Related to Our Business

We operate our cable systems under licenses that are non-exclusive, and the industry in which we operate is highly competitive. Consequently, an increase in overbuild and competition can adversely impact our business and results of operations.

We provide cable television services pursuant to the terms and conditions of licenses granted and supervised by the Agência Nacional de Telecomunicações, or Anatel, the Brazilian National Telecommunications Agency.

On September 12, 2011, the Brazilian government enacted Statutory Law No. 12,485, or Law No. 12,485, which provides for audiovisual communication conditional access, or Conditional Access Service (“SEAC”), and regulates the pay-television industry, regardless of the technology used.   Anatel introduced rules regulating SEAC pursuant to Law No. 12,485 in March 2012.

Prior to the ratification of Law No. 12,485 by Anatel, licenses were renewed automatically for successive periods of 15 years, provided that the conditions imposed by Anatel were met. Under current regulations, licenses are being issued for an indefinite period of use. Under Law No. 12,485, no new television service licenses, authorizations for Television and Audio Signal Broadcasting to Subscribers via Satellite Services (“DTH”), Multichannel Multipoint Distribution Services (“MMDS”) or Pay Television Special Service shall be granted. The new service model allows companies to have the option to keep existing authorizations and concessions up to expiration thereof or to migrate immediately to the new service.

In November 2012, Anatel authorized us to provide SEAC by converting existing cable and MMDS licenses. The scope of SEAC authorizations is nationwide, which permits us to operate in any part of Brazil. After complying with all legal requirements, we began to offer cable TV service in 44 other cities, distributed in the states of São Paulo (certain cities in the countryside of São Paulo, Vale do Paraíba region and other cities) and Rio de Janeiro (Baixada Fluminense region, Niterói and São Gonçalo), and other capitals and metropolitan regions of the North and Northeast of the country (Recife, Salvador, São Luis and Belém).

SEAC allows more than one cable system to operate in the same territory, which we refer to as an “overbuild, which could adversely affect our growth, financial condition and results of operations by increasing competition or creating competition where none existed previously.

We currently compete with:

•         Brazilian broadcast networks and their local affiliates;

•         wireless telephony services and wireless 3G broadband Internet services offered by wireless telephony companies;

•         movie theaters, video rental stores and other entertainment and leisure activities generally; and

•         fixed line telephony service providers.

We also compete with incumbent telecommunications companies in all cities in which we offer pay-television, broadband Internet and fixed line telephony (in partnership with Embratel) services. Each of these incumbent telecommunications companies has significantly greater financial resources than we do. The attractive demographics of our service territory make it a desirable location for investment by these companies. Their competitive position may be improved due to the recent changes in the current legislative and regulatory framework or if they invest in new technologies or infrastructure.

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

Technology in the communications industry is changing rapidly, which means it is possible that the technology in which we invest for purposes of delivering our new services could be rendered obsolete by the advent of superior or cheaper technology. It is also likely that many of the services we will offer in the future will also be offered by our competitors. Moreover, new technologies have been, and will likely continue to be developed, increasing the number of competitors we face for our video, high-speed Internet and telephony (in partnership with Embratel) services. Therefore, our failure to introduce these new services rapidly and efficiently to the marketplace and to sell them as effectively as our competitors could significantly harm our ability to generate sufficient revenues from such services. New services, once marketed, may not meet consumer expectations or demand, can be subject to delays in development and may fail to operate as intended. A lack of market acceptance of new services which we may offer, or the development of significant competitive services by others, could have a material adverse impact on our revenues and operating cash flow.

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

We cannot assure you that demand for new services, such as digital cable television, high-definition cable television, digital video recorder, near video-on-demand and fixed line telephony (in partnership with Embratel) will be sufficient to recover our costs of developing and marketing such services. In addition, we are unable to assure you as to the ultimate effect on us of possible technological changes.

Increases in rates of churn could negatively affect our revenues and profitability.

Subscriber “churn” is the total number of net disconnected subscribers (excluding temporarily blocked subscribers) for a period as a percentage of the average number of subscribers for the same period. Our ability to generate pay-television, broadband Internet and telephony (in partnership with Embratel) subscription revenues is dependent on our ability to attract and retain subscribers, which entails significant costs. Such costs include marketing expenses and the programming fees we must pay in order to assemble attractive programming packages and keep an adequate level of customer satisfaction, which may be temporarily affected during accelerated growth periods. We also incur certain unrecoverable costs, particularly equipment installation costs, sales commissions and marketing costs, for every new subscriber we connect to our cable network. The fact that we experience a variety of significant fixed costs for each new subscriber means that high rates of subscriber churn could have a material adverse effect on our operating expenses and profitability, especially for services, such as telephony (in partnership with Embratel), where we expect to recover our customer acquisition costs over a longer period. In addition, since 2008 we offer a package targeting a lower income segment. In case of a downturn of the Brazilian economy, or as a result of differences inherent to this new customer segment, we may experience higher churn rates. See “Item 4. Information on the Company—Customer Care—Customer Service and Management of Churn.”

We may not be able to continue charging our customers for equipment costs related to more than one pay-television outlet per household.

We charge our customers fees for cable content we provide, in addition to equipment usage fees, for each additional outlet in their household. In April 2009, Anatel enacted new rules prohibiting pay-television providers like us from charging subscribers for content through more than one outlet per household, and, in March 2010, Anatel clarified that subscription television operators could charge customers for the cost of equipment used in multiple outlets, including decoder rentals, leases and sales. However, Brazilian federal prosecutors, several consumer defense and protection associations and customers have brought legal claims to these rules, claiming that pay-television operators cannot charge for multiple outlets or the rental of related equipment. We cannot predict the outcome of these proceedings, and adverse decisions could negatively affect our business, cash flows and results of operations.

Increases in our programming costs would adversely affect our cash flow and operating margins.

Programming has been, and is expected to continue to be, our largest operating expense, representing 22.6% of our net revenues in 2012 and 2011. Under Brazilian law, our contracts with our current subscribers allow us to increase subscription fees only once every 12 months, and then only in proportion to inflation. Accordingly, these subscriber contracts, along with market constraints, limit our ability to pass along increases in programming costs to our subscribers. The new SEAC may increase our programming costs in the future and any increase in programming costs that we are unable to pass on to subscribers could adversely affect our cash flows and operating margins.

We may be subject to substantial additional expenditures on our network, which would have a material adverse impact on results of operations.

In 2005, the municipal government of São Paulo enacted a law requiring all cable networks installed in the city of São Paulo on poles belonging to power and telephone utilities and cable companies to be moved to underground facilities. However, to date those requirements have not been enforced by city officials. There are several issues that could delay or prevent implementation of the law, including the corresponding increase in costs to power providers and the lack of clear guidelines by the municipal government. Currently, our entire network in the city of São Paulo, which represented approximately 14.3% of our total network as of December 31, 2012, is installed on poles. We would incur significant costs in order to comply with the requirements of the law, which would materially and negatively impact our cash flows and results of operations.

Piracy could negatively affect our revenues.

“Piracy” refers to a household purposely receiving a provider’s services without paying for such services. Piracy of our cable television services occurs principally through illegal cable connections to our network, which provide our services to unauthorized outlets and unauthorized installations. Brazilian pay-television service providers experience a high rate of piracy. If we are not able to control levels of piracy under our network, our revenues could be negatively affected.

We depend upon third parties to provide certain sales and customer services.

We rely on third party vendors to provide cost-effective and efficient customer services. Among other activities, these outsourced services relate to direct sales and customer relations, including call centers, installation workforce and sales people. If any of our third party service providers were to discontinue their services, due to operating or financial difficulties or otherwise, or were to provide poor service quality or otherwise not meet our specifications, our ability to respond to our customers timely, cost effectively, or at all, would be hindered, which could in turn harm our business.

We depend on key suppliers and vendors to provide equipment that we need to operate our business.

We depend upon various key suppliers and vendors to provide us network equipment, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or services to us on a timely basis or at all due to operating or financial difficulties or otherwise, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

Unforeseen events could interfere with our ability to provide our services.

Unforeseen events, such as fissures in our cable network, power outages, natural disasters, fire in our control centers or other similar events could temporarily impair the quality of our signal or prevent us from sending and receiving broadcast signals, as well as cause damage to our equipment. We cannot assure you that should such events occur we would be able to prevent interruptions in our services. Extended interruptions in service may have a negative effect on our revenues to the extent that such interruptions cause customers to cancel services, request for reimbursement or require significant capital resources to correct.

A failure in our network and information systems could significantly disturb our operations, which could have a material adverse effect on those operations and our business, results of operations and financial condition.

Certain network and information systems are critical to our business activities. Network and information systems may be affected by cyber security incidents which can result from deliberate attacks or system failures. These may include, but are not limited to, computer hacking, computer viruses, worms or other destructive or disruptive software, or other malicious activities. Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other communications providers. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber-attack on our operations could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information such as financial data, sensitive information about NET and intellectual property, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our business, results of operations and financial condition.

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

Our pay-television activity is regulated by Anatel. Regulations cover all facets of the Brazilian pay-television industry and relate to, among other matters, licensing, competition, local access and commercial advertising.  Brazilian pay-television regulations underwent significant changes in 2011 and 2012 and currently:

●    there are no limitations on foreign ownership of cable companies;

●    there is no limitation on the number of pay-television licenses granted which allows multiple competitors to deploy cable systems in the same region;

●    we are obliged to distribute a certain amount of Brazilian produced content in our channels;

●     pay-television authorizations may not be transferred without the approval of Anatel;

●    pay-television operators are obliged to carry certain channels or content; and

●    we have to meet certain quality of service goals and maintain quality of service standards set by Anatel, which could impose fines on us for non-compliance.

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

We are party to several legal proceedings. If we receive unfavorable outcomes in these proceedings, our cash flows could be materially and adversely affected.

We are party to several legal proceedings relating to tax matters and civil and labor disputes. Any litigation connected with such legal proceedings could be costly, time consuming and detrimental to our reputation.

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

 América Móvil S.A.B. de C.V., (“América Móvil”), through its subsidiaries Embratel Participações S.A. (“Embrapar”), Empresa Brasileira de Telecomunicações S.A. (“Embratel”), GB Empreendimentos e Participações S.A. (“GB”) and EG Participações S.A. (“EG”), together with their subsidiaries and affiliates, owned, directly or indirectly, 92.2% of our shares, including 84.5% of our common shares and 97.6% of our preferred shares, as of December 31, 2012. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

América Móvil has interests in companies that currently compete or may in the future compete with us, including its interest in Embratel, a telecommunications carrier that offers a wide range of telecommunications services over its network, including high-speed data transmission, Internet services and satellite pay-television service, and Claro S.A. (“Claro”), a wireless carrier that offers wireless voice services under a variety of rate plans.

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

Accordingly, the interests of our controlling shareholder may conflict with the interests of other holders of our preferred shares, and América Móvil may cause us to act in a manner divergent with the interests of such holders.

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

The Real decreased in value by 8.9% against the U.S. dollar in 2012, from an exchange rate of R$1.8758 per US$1.00 at December 31, 2011 to an exchange rate of R$2.0435 per US$1.00 at December 31, 2012. The average exchange rate in 2012 was R$1.9588 per US$1.00, a decrease in value of the Real against the U.S. dollar of 17.2% when compared to an average exchange rate of R$1.6709 per US$1.00 in 2011. The Real has historically suffered several major depreciations against the U.S. dollar and has been volatile against the U.S. dollar. We do not attempt to hedge this risk over the long-term.  Depreciation of the Real against the U.S. dollar could negatively impact the market price of our preferred shares and ADSs.

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

Brazil has, from time to time, experienced extremely high rates of inflation, with annual rates of inflation reaching over 1,000% in the early 1990s, according to the Indice Geral de Preços do Mercado, or IGP-M, a widely used monthly indicator of inflation in Brazil published by the Getúlio Vargas Foundation. Brazil’s rate of inflation (deflation), according to the IGP-M, was 9.8% in 2008, (1.7%) in 2009, 11.3% in 2010, 5.1% in 2011 and 7.8% in 2012. Inflation itself and governmental measures to combat inflation have, in the past, had significant negative effects on the Brazilian economy. Governmental actions to combat inflation, including interest rate increases and intervention in the foreign exchange market through the sale of U.S. dollars and government bonds linked to the U.S. dollar, and public speculation about possible future actions, have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Should Brazil experience substantial inflation in the future, our costs may increase and our operating and margins may decrease, which may adversely affect our financial condition and results of operations. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and stall or reverse growth. Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth.

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

If introduced, these restrictions would hinder or prevent the conversion of distributions or the proceeds from any sale of the preferred shares or ADSs, as the case may be, from Reais into U.S. dollars and the remittance of U.S. dollars abroad. In the case of ADSs, the custodian, acting on behalf of the depositary for the ADSs, will hold the Reais it cannot convert for the accounts of the American Depositary Receipt, or ADR, holders who have not been paid as a result of the restrictions. The depositary will not reinvest the Reais and will not be liable for any interest on the monies held. In addition, any Reais so held will be subject to depreciation risk.

We cannot assure you that the Brazilian government will not impose restrictions on the conversion of Brazilian currency into foreign currencies in the future, temporarily or otherwise.

Risks Related to Our Securities

The liquidity of the trading market for ADSs in the United States is limited; this could lead to price volatility and a lack of buyers for ADSs.

As of December 31, 2012, there were approximately 0.8 million of our ADSs outstanding, compared to 1.4 million ADSs as of December 31, 2011 and 2.5 million ADSs as of December 31, 2010.  This decrease was due to a tender offer by Embratel to purchase all of our preferred shares, including those represented by ADSs, which was completed on October 7, 2010. Additional preferred shares were acquired by Embratel pursuant to the shareholder put right under Brazilian regulations. The average daily trading volume for our ADSs on the Nasdaq Stock Market’s, or NASDAQ, Global Market during 2012 was approximately 6,598 ADSs per day, equivalent to approximately US$84,831 per day. Our ADSs have much lower levels of liquidity than other equity securities traded in the United States. This means there tends to be fewer willing buyers and sellers and fewer trades for our ADSs than for other equity securities. As a result, the price quoted for an ADS may be less reliable and more volatile than that quoted for another equity security traded in the United States. In addition, the reduction in the number of ADSs outstanding resulting from the tender offer and subsequent shareholder put right has adversely affected the liquidity and market value of our ADSs.

Additionally, Embratel, its parent company Embrapar and GB are seeking to launch a unified tender offer, consisting of (i) a mandatory tender offer in connection with our change of control and (ii) a voluntary tender offer to delist NET from the Level 2 (defined herein) listing regime of the BM&FBovespa. The unified tender offer will further decrease the number of outstanding ADSs and will adversely affect the liquidity and market value of our ADSs.

The unified tender offer by Embrapar, Embratel and GB for our outstanding common and preferred shares (including preferred shares represented by ADSs) may result in the delisting of our shares from the Level 2 listing regime and may be followed by the delisting of our ADSs in the United States and the termination of our ADS program and SEC reporting obligations.

        The unified tender offer announced by Embrapar in March 2012 is for all of our outstanding publicly held common and preferred shares, including preferred shares represented by ADSs. One of the objectives of the unified tender offer is to satisfy a prerequisite for the delisting of NET from the Level 2 listing regime of the BM&FBovespa. Following NET’s delisting from Level 2, Net will only be subject to the general listing regime, which unlike the Level 2 Regulation, does not require listed companies to comply with certain enhanced shareholder protection rules, including those related to mandatory disclosure, tender offers, delisting, deregistration and general corporate governance.

               Our controlling shareholder has indicated that, following completion of the tender offer, if certain conditions are met, it may cause us to terminate the deposit agreement governing our ADSs and delist our ADSs from NASDAQ. Our ADSs and the underlying preferred shares may also become eligible for deregistration under the Exchange Act of 1934, in which case our controlling shareholder will have the ability to cause us to take the steps necessary to complete deregistration. If we deregister our securities in the United States, our public disclosure obligations in the United States and the market for such securities could be limited or eliminated entirely.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell our shares underlying the ADSs or common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the ADSs from the depositary bank at any time, your ability to sell our shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The twenty largest companies in terms of market capitalization accounted for over 55% of the aggregate market capitalization of the BM&FBovespa in January 2013.

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

We are a sociedade anônima, or corporation, organized under the laws of Brazil, and all of our directors and officers reside in Brazil. Substantially all of our assets and those of our directors and officers are located in Brazil. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States or other jurisdictions outside Brazil or to enforce against us or our directors and officers judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain requirements are met, you may face greater difficulties in protecting your interests, in the case of actions against our directors or officers, than would shareholders of a corporation incorporated in a state, or other jurisdiction, of the United States.

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

ITEM 4.          INFORMATION ON THE COMPANY.

Business Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable operator in Brazil and Latin America, based upon the number of subscribers and homes passed. As of December 31, 2012, we had 5.4 million pay-television connected subscribers in 131 locations within Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 5.5 million subscribers as of December 31, 2012. We also provide fixed line telephony through our NET Fone Via Embratel service, which had approximately 5.0 million subscribers as of December 31, 2012. As of December 31, 2012, our advanced network of coaxial and fiber-optic cable covered over 99,000 kilometers and passed approximately 16.9 million homes. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2012, we had gross revenue of R$9,938.0 million.

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

We are a company that seeks innovation and is the first in delivering solutions to customers. Supporting this promise are high speed broadband, up to 100 Megabits, video on demand service called “NOW” and the Multi Combo, a package of services that is modifying the market as the first joint offering of mobile, fixed telephony (in partnership with Embratel)and cable television. We are able to offer this Multi Combo due to the commercial partnership among the companies of the América Móvil Group in Brazil: Claro, Embratel and us.

Pay-television

In 2004, we began to offer digital cable services to our subscribers. As of December 31, 2012, we offered digital cable in 105 locations, including Rio de Janeiro and São Paulo. Through providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand, interactive services and high-definition content.

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

In 2012, we continued to obtain excellent results while maintaining an accelerated growth strategy and focus on quality of services provided. In pay-television, we continue to be market leaders, bringing the best programming and the most consecrated channels of movies, sports, news and varieties. NET also has led the rapid adoption of high definition technology in Brazil. We ended the year with 30 new channels launched, including 17 of them in HD, the largest number of pay-television channels distributed in HD on the market. It is this new technological platform that has enabled NET to launch innovative products that transform the experience of watching television in Brazil. Through NET NOW HD (“NOW”) clients can watch their favorite shows at the time they want through an interactive portal. Through NOW, it is possible to watch free channels of NET content and rent additional content, including the latest movie releases, remotely and without leaving home. The service currently offers over 6,000 options of content and, in 2012, the platform reached 60 million programs watched. In 2012, NET also offered its subscribers the first live 3D broadcast of the Olympics, and the most complete coverage of the event, both for linear channels and through NOW. Also in 2012, we launched the NOW Club, a service that allows unlimited access to content through a fixed monthly subscription, with various options for different audiences and interests. The NOW Club already offers the packages “NetMix” (focused on movies, series and children's content), “Philos” (content of arts and documentaries) and “Receita GNT” (with recipes and cooking tips).

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

In 2012, NET Vírtua continued its excellent performance in the broadband segment. According to Anatel, NET continues to lead the growth of this market and connects more and more Brazilians with quality Internet and ultra-speed connections. We heavily invest in technology, innovation and network capacity to maintain that leadership position.  As a pioneer in broadband “High-speed” in the country, NET currently offers connections of up to 100 Megabits per second in all regions where it operates. We are also a leader in Internet Popular, an initiative undertaken in partnership with state governments to offer broadband at affordable prices to increase digital inclusion in Brazil.  We offer NET customers free Wi-Fi in more than 3,000 outdoor spots in nine cities in Brazil. NET also provides Internet access in 14 airports throughout the country through a partnership with Empresa Brasileira de Infraestrutura Aeroportuária, or Infraero.

Fixed line telephony service

Since 2006, we have provided a fixed line telephony service in partnership with Embratel, which marked our entry in the triple-play market (joint offering of pay-television, broadband Internet and fixed line telephony). This product, which uses voice-over-Internet protocol technology, works like conventional fixed line telephony and allows the user to make local, long distance and international calls to any telephone or handset, such calls being charged per minute and not by pulse. In addition, subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Subscribers have the benefit of making calls between NET Fone subscribers at no cost within the same city and at the cost of a local call for long distance calls. This service is primarily directed to the residential market and complements our existing services by offering to our subscribers an additional quality service option. In 2008, we launched a new package that includes our fixed line telephony services, broadband Internet at a speed of 100Kbps and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and high-speed broadband Internet are less important. In 2009, we launched broadband Internet services at a speed of 200Kbps under the “Internet Popular” brand name in the state of São Paulo, in connection with São Paulo state’s policy, which exempts Internet services from the ICMS tax if the package offers a minimum speed of 200Kbps at a price no higher than R$29.90, to increase Internet broadband availability to the lower income segment. In 2010, we upgraded from 200Kbps to 512Kbps.

In 2012, we maintained our strong growth and continued leadership in local fixed telephony portability with NET Fone Via Embratel. In only six years, NET Fone has reached 5 million customers, becoming the third largest player in fixed telephony in Brazil and positioning itself among the largest operators in the world in cable telephony.

Solutions for Business

Launched in 2011, “NET Empresas” is the brand name for our business solutions product line. NET Empresas serves professionals such as lawyers and dentists and small and medium businesses, primarily in the service and trade sectors. Today, NET Empresas already serves more than 220,000 customers. Service plans include combinations of fixed telephony, high speed Internet, wireless and cable TV.

Strategy

Our goal is to become the leading multi-service provider of entertainment and communications services in the Brazilian residential market. Our strategy for achieving this goal is to provide triple-play services (the joint offering of pay-television, broadband Internet and fixed line telephony). In order to execute this strategy, we focus on (i) retaining our position as the Brazilian pay-television leader in Brazil; (ii) continuing to expand our broadband Internet business, offering our subscribers increasingly rapid connections; (iii) further developing our fixed line telephony business under NET Fone Via Embratel; and (iv) improving customer service. We are taking the following business and financial initiatives in order to support this strategy.

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

•                     Pursue further growth of fixed line telephony services. Since March 2009, number portability for all telephony subscribers is available in Brazil. We are taking advantage of number portability as we have a lower subscriber base compared to our competitors. We have been doing marketing campaigns targeting subscribers to transfer their main fixed line telephone number to our service (in partnership with Embratel)and we have been increasing the number of our fixed line telephony subscribers.

•                     Continue to rollout digital cable and remain technologically competitive. We offer digital cable in 80 locations, including Rio de Janeiro and São Paulo. By providing digital cable services, we are able to offer subscribers additional channels and value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services. Since 2007, we have offered a set-top box which converts the high-definition signal, provides access to digital services and provides recording capabilities. Our subscriber base of HD services has been increasing and we have launched a content-delivery service for HD subscribers. In 2011, we launched the NOW service, an on-demand content delivery platform available only to HD subscribers for high-definition on-demand movie rentals and regular programming. In 2012, NET also offered its subscribers the first live 3D broadcast of the Olympics, and the most complete coverage of the event, both for linear channels and through NOW. Also in 2012, we launched the NOW Club, a service that allows unlimited access to content through a fixed monthly subscription, with various options for different audiences and interests. The NOW Club already offers packages NetMix (focused on movies, series and children's content), Philos (content of arts and documentaries) and Receita GNT (with recipes and cooking tips).

•                     Enhance our triple-play offer. We compete in the triple-play market (joint offering of pay-television, broadband Internet and fixed line telephony-services provided in partnershipwith Embratel). We aim to increase the number of subscribers that are using a higher number of our services, thereby increasing our share of our customers’ spending on entertainment and communication. In 2011, we created and launched the Multi Combo, a package of services offering mobile, fixed telephony and cable television. We are able to offer this Multi Combo due to the commercial partnership among the companies of the América Móvil Group in Brazil: Claro, Embratel and us.

•                     HFC (Hibrid Fiber-Coaxial). In 2012, we took over operation of the HFC network that Embratel had been building since 2010 for the provision of broadband and voice in cities that do not have NET cable. The HFC networks were built mostly in midsize cities, but were also built in larger, more prominent cities, like Belem, Natal, Cuiabá, São Luis and Teresina and some major cities such as Osasco and Santana do Parnaiba. HFC technology reached 42 cities by the end of 2012.

•                     Provide reliable, high quality products and responsive customer service. We view our business as a service business. Therefore, we aim to provide high quality products and services and achieve higher levels of customer satisfaction in respect of our pay-television, broadband Internet and fixed line telephony (in partnership with Embratel) services and our responsiveness to customer inquiries, including improving call centers.

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

In 2001, our financial condition and results of operations were significantly and adversely affected by foreign and Brazilian economic factors and the depreciation of the Brazilian Real against the U.S. dollar. Because all of our revenue was, and continues to be, denominated in Reais, the depreciation of the Real in 2001 and 2002 resulted in a lower amount of funds in dollar terms being available to us to support our significant U.S. dollar-denominated debt service obligations. In response to these developments, in 2005, we completed a restructuring of our outstanding indebtedness. Through the restructuring, we achieved our objective of having a debt amortization schedule compatible with our cash generation and that would allow us to sustain organic growth from our own cash generation, making us less dependent of capital markets conditions. In the wake of our debt restructuring, we developed a new strategy of pursuing higher subscriber growth and therefore we increased our capital expenditures. In 2006, we issued new debt instruments with longer maturities and lower costs than our existing debt. As a result of the stability and strength of the Brazilian economy, as well as an increase in the use of the Internet by Brazilian consumers and the consolidation of digital technology in Brazil, in 2006, we started to increase the scope of our bi-directional network and to expand the geographic scope of our digital-based services to continue our current growth on a sustainable basis. In 2007, we concluded the expansion of our bi-directional network targeting high and middle class households, we expanded our digital-based services to several additional geographic regions and we concluded the acquisition of Vivax Ltda., formerly Vivax S.A., or Vivax. In 2008, we launched a new package that includes our fixed line telephony services (in partnership with Embratel), Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name, which is targeted at a lower income segment of potential customers for whom pay-television and high speed broadband Internet are less important. We also began to offer “Net Vírtua 5G,” which provides a speed of 60Mbps in the cities of São Paulo and Rio de Janeiro, combining our high network capacity with Docsis 3.0 technology, and we concluded the acquisition of 614 Telecomunicações Ltda., 614 TVP João Pessoa S.A. and 614 TVT Maceió S.A., jointly referred to as “BIGTV”. In 2009, we launched a broadband Internet package for the lower income segment in São Paulo and we concluded the acquisition of ESC 90. In 2010, we launched new speeds for our broadband Internet service of 10Mb, 20Mb, 50Mb and 100Mb.

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

In March 2012, Embrapar acquired indirect control of the Company by exercising its option to purchase from Globo a controlling interest in GB, NET’s controlling shareholder. In March 2012, Emprapar acquired 1,077,520 shares, representing 5.5% of the voting capital of GB. These shares were subject to a purchase option granted by Globo (the “Option”), pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005. As a result of our change of control, and following the April 2012 resolution of our shareholders approving our delisting from the Level 2 listing regime of the BM&FBovespa, Embratel, Embrapar and GB are seeking to launch a unified tender offer for all of our outstanding common shares and preferred shares, including preferred shares represented by ADSs.

On September 14, 2012, Embrapar announced that it had reached an agreement with Globo to implement a corporate reorganization plan involving the shares of GB and NET held by Embrapar, Embratel and Globo. On September 17, 2012, Globo, Embrapar and Embratel undertook the corporate reorganization plan, which resulted in Embrapar and Embratel no longer directly holding any shares in NET, and Globo no longer holding any interest in GB. After the restructuring, Embrapar and Embratel now hold 100% of the voting and non-voting capital of GB. GB directly owns 89,446,769 common shares and 223,080,448 preferred shares of NET, representing 78.15% of NET’s common shares, 97.63% of its preferred shares and 91.1% of the total number of NET’s common shares and preferred shares.

On December 21, 2012, Embratel, Embrapar, GB and EG entered into a new shareholders’ agreement for NET (the “NET Shareholders’ Agreement”), and Embratel, Embrapar, and Globo entered into a new shareholders’ agreement for EG (the “EG Shareholders’ Agreement” and, together with the NET Shareholders’ Agreement, the “Shareholders’ Agreements”). Each of the Shareholders’ Agreements was approved by Anatel and has replaced the prior shareholders’ agreements.

Organizational Structure

*Telmex Internacional – Subsidiary of América Móvil

We were incorporated in 1994 as asociedade anônima, or corporation, under Law 6,404/76 of the Federative Republic of Brazil. We are currently a publicly-held corporation (sociedade por ações) registered with the CVM. We are registered in the commercial registry of the State of São Paulo under number 35.300.177.240. Our registered office is located at Rua Verbo Divino, 1356, São Paulo-SP-04719-002, Brazil, telephone +55 11 2111‑2785.

We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below a list of our wholly-owned subsidiaries as of December 31, 2012.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Direct Interest	Total Interest
		(percent)	(percent)

Net Brasília Ltda.	Brazil	100.00	100.00
Net Rio Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	100.00	100.00
Reyc Comércio e Participações Ltda.	Brazil	100.00	100.00
Jacarei Cabo Ltda.	Brazil	100.00	100.00
614 TVH Vale Ltda.	Brazil	100.00	100.00
614 Serviços de Internet Maceió Ltda.	Brazil	100.00	100.00
614 Seviços de Internet João Pessoa Ltda.	Brazil	100.00	100.00
Net Brasil Serviços de Televisão por Assinatura S.A.	Brazil	100.00	100.00

On April 11, 2013, we and Embrapar announced that we are evaluating the possibility of a corporate reorganization involving Claro, a company also indirectly controlled by América Móvil, intended to consolidate our corporate structure and activities with some of our respective subsidiaries in Brazil into a single company. We will jointly begin to conduct internal analyses and take initial steps with Anatel to assess the feasibility of the reorganization proposal and the conditions to which it may be subjected. The decision whether or not to proceed with the proposal will take into account the results of our analyses and Anatel’s response, among other factors.

Our Services

We offer our customers traditional pay-television services and programming, as well as new and advanced high bandwidth services such as our broadband Internet services and telephony (in partnership with Embratel) services. As an important part of our overall strategy, in 2006 we launched our triple-play, offering a bundle of cable television, broadband Internet and fixed line telephony services.

We plan to continue to enhance and upgrade the services we offer by selectively adding new programming and more advanced products and services as they become available. As of December 31, 2012, we had 5.4 million pay-television subscribers, 5.5 million broadband Internet subscribers and approximately 5.0 million fixed line telephony (in partnership with Embratel) subscribers, as compared to 4.7 million pay-television subscribers, 4.3 million broadband Internet subscribers and 3.8 million fixed line telephony subscribers as of December 31, 2011.

The table below shows the amount and percentage of our gross revenue that each of our pay-television and broadband Internet subscriptions, sign-on and hook-up fees and other services, which includes fixed line telephony (in partnership with Embratel) services and pay-per-view, accounted for the years ended December 31, 2012, 2011, 2010, 2009 and 2008:

	Year Ended December 31,
	2012		2011		2010		2009		2008
	(R$ in thousands)%		(R$ in thousands)%		(R$ in thousands)%		(R$ in thousands)%		(R$ in thousands)%
Gross revenue:
Pay – television,broadband internet and fixed line telephony subscriptions	R$ 9,820,695	98.8%	R$ 8,245,511	98.8%	R$ 6,991,479	98.4%	R$ 5,964,335	98.3%	R$ 4,769,644	98,3%
Other	117,297	1.2%	99,886	1.2%	110,109	1.6%	106,066	1.7%	83,111	1.7%
Total gross revenue	R$ 9,937,992	100%	R$ 8,345,397	100%	R$ 7,101,588	100%	R$ 6,070,401	100%	R$ 4,852,755	100%

Pay-Television

Currently, a significant portion of our revenues are derived from our operations related to providing pay-television services, including cable television and pay-per-view services. We offer our pay-television services through the “NET” brand name using our cable television network and, to a lesser extent, through MMDS. We operate in 131 locations in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, we are committed to offering a broad variety of quality programming coupled with a range of programming packages.

Our Programming Packages

We offer our pay-television service through various programming packages that provide our customers with a variety of price points and channel selection. Our prices range from R$38.90 to R$269.90 per month. We divide our packages into three major categories: top, which includes the Total and Família packages; intermediate, which includes the Atualidade, Estilo and Diversão packages; and basic, which is represented by the Compacto package.

We offer digital cable services to our subscribers in 105 locations under the “NET Digital” brand name. Our digital cable services carry significantly more channels than our analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer near video-on-demand, a service that offers movies at multiple times in short intervals. In December 2007, we introduced high-definition cable television services under the “NET Digital HD MAX” brand name.

The Company ended 2012 with 30 new channels launched, including 17 of them in HD, the largest number of pay-television channels distributed in HD on the market. It is this new technological platform that has enabled NET to launch innovative products that transform the experience of watching TV in Brazil. Through NOW, a video service offered by NET, NET HD clients can watch their favorite shows at the time they want, through an interactive portal. Through NOW, it is possible to watch free channels of NET content and rent additional content, including the latest movie releases, by remote control and without leaving home.

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

Programming Sources

We acquire our Brazilian and international programming content subject to agreements that we negotiate with a variety of programming suppliers. For more information about our arrangements with G2C Globosat Comercialização de Conteúdos S.A (“G2C”), see “Item 10. Additional Information—Material Contracts—G2C Programming Agreement.”

Broadband Internet

In April 2000, we launched NET Vírtua, which is, by number of subscribers, the largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of December 31, 2012, our broadband Internet service was available in the 140 locations in Brazil, including São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Curitiba, Porto Alegre, Florianópolis, Campo Grande and Goiânia, serving 5.5 million residential subscribers. Until 2004, we offered broadband Internet service only to subscribers of our pay-television service, in accordance with regulations. During 2004, we acquired new licenses, which allow us to sell broadband Internet separately from other services. Since 2005, we have provided high-speed broadband Internet services, and in 2008, we increased the transmission speeds to 3Mbps, 6Mbps and 12Mbps. In 2009, we launched the “Internet Popular” broadband Internet package, offering transmission speed of 200Kbps. In 2010, we increased our transmission speeds to 10Mb, 20Mb, 50Mb and 100Mb. In 2012, NET Vírtua continued its performance in the broadband segment, having gained the first position in the residential broadband among all fixed line operators in Brazil. NET continues to lead the growth of this market and connects more and more Brazilians with quality Internet and ultra-speed connections. We heavily invest in technology, innovation and network capacity to maintain that leadership position. As a pioneer in highspeed broadband in the country, NET currently offers connections of up to 100 Megabits per second in all regions where we operates. We are also a leader in Internet Popular, an initiative undertaken in partnership with state governments to offer broadband at affordable prices to increase digital inclusion in Brazil.

Our Service Packages

As with our pay-television offerings, we tailor our Internet access offerings to our subscribers’ needs. Towards that end, we currently offer through NET Vírtua Internet connection speeds ranging from 512 Kbps to 100 Mbps with monthly subscription fees that range in price from R$25.00 to R$499.90 per month, as of December 31, 2012.

Fixed Line Telephony

In March 2006, we launched, in partnership with Embratel, our fixed line telephony services, NET Fone Via Embratel. NET Fone Via Embratel is primarily directed at the residential market and complements our existing pay-television and broadband Internet services by offering our subscribers an additional fixed line telephony services option. As of December 31, 2012, the service was available in 130 locations including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília. We have maintained our strong growth and continued leadership in local fixed telephony portability with Net Fone via Embratel. In seven years of existence, Net Fone has reached 5 million customers, becoming the third largest player in fixed telephony in Brazil and positioning itself among the largest operators in the world in cable telephony.

Our Service Packages

We currently offer through NET Fone Via Embratel a fixed line telephony service with a minimum monthly subscription fee from R$0 to R$69.90, as of December 31, 2012.

Triple-Play

In March 2006, we started to offer our triple-play packages, a combination of pay-television, broadband Internet and fixed line telephony services, which have been our primary service offerings directed at the residential market. As of December 31, 2012, triple-play packages were available in 115 locations, including in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

In 2008, we launched a package that includes our fixed line telephony services, Internet at a speed of 100kbs and free broadcast television through cable under the “Net Fone.com” brand name. This package is targeted at a lower income segment of potential customers for whom pay-television and a high-speed broadband Internet are less important.

Our Service Packages

We currently offer various combinations of pay-television, broadband Internet and fixed line telephony services through our triple-play packages, with monthly subscription fees that range in price from R$49.70 to R$599.90 per month, as of December 31, 2012.

Operations

Subscriber and Operational Data

In building our network, we have focused primarily on high and middle income households, which have the largest percentage of disposable income available to purchase our services, particularly value-added services. The table below provides certain information about our network and subscribers.

	As of December 31,
	2012	2011
	(in thousands)
Total connected pay-television subscribers	5,381	4,730
Total connected broadband Internet subscribers	5,498	4,264
Total connected fixed line telephony subscribers	4,977	3,844
Total kilometers of cable network	99	75
Total homes passed	16,888	13,433

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

Cable Network

Our current network architecture utilizes advanced technologies, including a significant use of fiber-optic cable. Our headends send content via light signals through our optical cable to an optical node where an optical receiver translates the signals into an electric signal that is transmitted over our coaxial cable. The coaxial cable is then divided into individual cables that terminate in individual subscriber households, each of which has been equipped with a set-top box and/or a cable modem. Our network consists of cables having bandwidth capacities of 450 MHz, 550 MHz, and 750 MHz or above. Most of our network has a capacity of at least 550 MHz. This capacity allows subscribers to access numerous premium services, including pay-per-view services, digital cable, fixed line telephony (in partnership with Embratel) service and Internet access. As of December 31, 2012, our cable network totaled over 99,000 kilometers.

As of December 31, 2012, we had coded, or “scrambled,” the signal of almost 100% of the homes we passed, with the objective of reducing piracy.

As of December 31, 2012, we had activated two-way or bi-directional technology for most of our 16.9 million homes passed. This technology permits us to offer broadband Internet and fixed line telephony services. Bi-directionality also supports our interactive services by allowing the subscriber to use their remote control to request programming from, and to respond to, the cable operator and allowing a cable operator to transmit to a subscriber specific programs the subscriber has ordered.

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

We believe that using aerial cables makes outages easier to locate and repair. The most frequent problems we have experienced with our network relate to damage due to automobile accidents in urban areas. We maintain our network by employing a maintenance crew, as of December 31, 2012, of 7,434 employees, as well as by employing independent contractors.

MMDS

In addition to our traditional cable network, we also use our MMDS technology in Recife, Porto Alegre and Curitiba, cities with 24,513 subscribers as of December 31, 2012. MMDS is a microwave transmission system whereby programming is sent by microwave transmitters from an antenna located on a tower or a building to a small receiving antenna located at a subscriber’s premises where the encoded microwave signals are decoded.

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

 Our annual bad debt expense, as a percentage of net sales, has been stable since 2010 with a small increase in 2012, as set forth in the table below:

Year	Bad Debt Expenses as a Percentage of Net Sales
2012	1.3%
2011	0.7%
2010	0.8%

We manage five large call centers and various smaller call centers and outsource the operation of our call centers to third parties. TNL Contax S.A. and Tivit S.A are the major customer service suppliers to whom we have outsourced the operation of several of our large call centers. We require that the operators of our call centers comply with high standards for service quality.

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

The Social Responsibility Project

In 2012, we continued our social responsibility initiatives, further underlining our commitment to education. We continued to improve “NET Educação”, a free website which promotes more collaboration and interaction among Internet users, and offers new content to support the teaching and learning process. We launched the “1st Cultural Competition Educonex@o 2012  - Social Participation,” inviting groups of students and teachers to produce videos focusing on the participation of youth in society. We also invested in teacher training through a distance course named “Educonex@o ” , improving the training of professors in the use of technology in the classroom. Educonexão registered 584,613 page views between January and December 2012.

We also celebrated three years of the “NET Comunidade” project. The project’s objectives include encouraging the community to play an active role in social transformation and creating the conditions necessary for the population to develop as individuals, professionals and citizens. The project offers a one year “Repórter Comunidade” (Community Reporter) program that provides training in communication channels and technology, workshops and other activities mediated by social educators. The NET Comunidade project runs in the neighborhoods of Cambuci, in São Paulo, and Vila União, in Campinas. We also consolidated our “Programa Voluntariado” (Volunteer Program), which prioritizes initiatives focused on education.

Competition

 In addition to other pay-television providers, such as DTH, we compete with free broadcast television and other sources of home entertainment generally, including the Internet. We compete with these sources on the basis of price, service offerings and service reliability. Furthermore, new sources of competition have emerged as a result of changing technology and approval by regulatory authorities, which allowed regional telecommunication companies to merge and telecommunications companies to enter the cable television market. In 2007, Anatel approved the acquisition of cable companies by two major telecommunications companies, which has increased competition, particularly in the triple-play market. In 2008, a telecommunication company started to offer triple-play services through fiber network for a limited number of households in certain districts in the city of São Paulo. In addition, the availability of bundled services offerings and of wireless offerings, whether as a single offering or as part of a bundle, has intensified competition. On November 8, 2012, Anatel implemented the General Competition Plan (Plano Geral de Metas da Competição) – PGMC, which proposed measures to, among other things, (i) promote competition among participants in the Brazilian telecommunications market; (ii) diversify the telecommunications services offered, intending to improve the supply of these services to consumers, in terms of price and quality standards; and (iii) establish a summary proceeding for conflicts among telecommunication entities related to competition matters.

Anatel may impose the following measures on any company that, individually or together with its related parties, could have significant influence in setting prices for telecommunication services in a particular geographic area of Brazil:

•                     requirements for additional transparency;

•                     parameters requiring isonomic and non-discriminatory treatment;

•                     price controls on wholesale products;

•                     obligations to provide network access or specific network resources;

•                     obligations to offer wholesale products under specified conditions;

•                     obligations to reform specific market failures or to meet regulatory or legal standards; and

•                     obligations to separate accounting, administrative or organizational divisions.

Anatel periodically evaluates the level of competition in different geographic markets, and it will impose such measures only where it determines greater competition is necessary. We do not know if measures such as those described above could be or will be imposed upon us.

 We expect that competition will continue to intensify in the future, which may negatively affect the growth of revenue generating units or increase churn. In addition, to the extent we expand into additional services, such as interactive services, we will face competition from other providers of each type of service.

The following sections describe key sources of competition to our business:

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 59.4 million television households as of December 31, 2011, the most recent available data, according to www.teleco.com.br, a website that furnishes telecommunications data. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

DTH

DTH systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings. DTH systems are less capital intensive than building cable television networks and, until September 2011, different from cable, only DTH had a nation-wide license, allowing DHT operators to offer services more broadly within Brazil. This has changed through Law No. 12,485, as regulated by Resolutions No. 581 and 582 issued by Anatel, which has granted authorization of SEAC, according to which all pay television companies operate under one nationwide license, regardless of technology. See “—Licenses”. Even before the new law, this competitive advantage was offset by several factors. Among these is that DTH tends to entail higher monthly subscription fees than cable. In addition, DTH requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas. Currently, we compete with four DTH operators in all cities where we offer our services.

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

Fixed Line and Wireless Telephony

Fixed line telephony services are currently being offered in Brazil primarily by fixed line and wireless telecommunications companies. In addition, our fixed line telephony (in partnership with Embratel) product competes with other voice-over-Internet protocol providers.

Licenses

On September 12, 2011, Law No. 12,485 was enacted, which provides for SEAC and regulates the pay-television industry, regardless of the technology used and provides for licenses for indefinite periods of use. As established by Law No. 12,485, Anatel regulates SEAC by means of Resolutions No. 581 and 582, issued on March 26, 2012.

 In November 2012, Anatel authorized us to provide SEAC by converting existing cable and MMDs licenses for the new service. The authorization of SEAC is nationwide, which permits us to operate in any part of Brazil.

Description of Property

We own most of the property and equipment essential to our operations. As of December 31, 2012, our major property and equipment items were:

•                     coaxial cable and fiber optic cable;

•                     set-top boxes and cable modems for subscribers’ homes, including digital and high-definition set-top boxes;

•                     electronic transmission, receiving, processing and distribution equipment;

•                     microwave equipment; and

•                     antenas.

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

Regulation

Pay-television Services - New Legal Framework

In 2011, the Brazilian Congress published Law No. 12,485, which established a new legal framework for pay television in Brazil. This new law creates the SEAC, allowing pay television companies to provide their services over any technology or communication protocols, including CATV, MMDS, DTH, TVA, among others, under a single license.

The changes in the legal framework include:  (i) opening of the pay television market to new competitors; telephone companies (STFC providers) are now allowed to provide CATV services;  (ii) partial withdrawal of the previous pay television regulation, resulting in CATV concession contracts remaining in force until the expiration of the terms, unless the CATV provider decides to migrate to the new service; NET has already applied and converted all of its previous cable TV licenses to SEAC licenses; (iii) new  licenses for the old single technology services (CATV, DTH, MMDS and TVA) will no longer be granted; (iv) current pay television providers shall comply with new programming and packaging to include specific Brazilian content; (v) creation of quotas of Brazilian content (a mechanism to promote the production of national content); (vi) the division of the pay television industry into four sectors: producer, programmer, “channel packer” and distributor; and; (vii) the new SEAC providers will have “must carry” obligations, providing access free of charge to basic channels (“must carry channels”) for:

•         channels for the distribution of programming by local uncodified VHF and UHF broadcast stations;

•         transmitting the sessions and proceedings of state and municipal legislatures;

•         transmitting the sessions and proceedings of the federal House of Representatives;

•         transmitting the sessions and proceedings of the federal Senate;

•         use by local universities;

•         use by federal, state and municipal bodies for cultural and educational purposes;

•         use by local non-profit private institutions;

•         use by the Brazilian Supreme Court;

•         use by the official broadcaster of the Executive Branch;

•         use by the Executive Branch as a tool to universalize Constitutional Rights; and

•         use by federal government to promote citizenship.

SEAC providers are not permitted to offer commercial advertising on the must carry channels.

In March 2012, Anatel issued Resolution No. 581, which changed a number of rules applicable to cable television in Brazil. The new rules state that: (i) SEAC may only be provided by Brazilian companies with domestic headquarters; (ii) SEAC providers should not be limited in the number, duration or geographic scope of the authorizations which they may be granted; (iii) Companies that hold licenses to the old pay television services (TVC, MMDS, DTH and TVA), directly or through subsidiaries, parent companies or affiliates, will not be allowed to obtain SEAC authorization unless the conversion of such licenses to the new service is made; (iv) the deadline for the start of commercial operation of the new service will be up to 18 months from the date of publication by Anatel granting administrative action in the Official Gazette; and (v) the SEAC provider may not (a) impose conditions that result in participation in the control of or require any financial interest in the entity providing programming or “content packaging”, (b) compel the programming or “content packaging” entity to provide for exclusivity rights as a condition to the programming agreement. (c) restrict the unaffiliated programming or “content packaging” entity’s market competition capacity, or (d) acquire programming produced outside of Brazil only through a company located in Brazil.

Resolution No. 581 also imposes restrictions on the number of areas that can be served by a single cable television system operator, including its affiliates, and such operator may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of between 300,000 and 700,000. The restrictions only apply to areas in which the cable system operator, including its affiliates, faces no competition from other pay-television services, excluding services that utilize satellites to transmit their signal. Anatel has the ability to alter or eliminate these ownership restrictions. Affiliate mean an entity holds at least 20% of the voting capital of another legal entity, or any of two legal entities with common ownership of at least 20% of their respective voting capital.

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

In April 2009, Anatel enacted new rules prohibiting pay-television providers like us from charging subscribers for content through more than one outlet per household, and, in March 2010, Anatel clarified that subscription television operators could charge customers for the cost of equipment used in multiple outlets, including decoder rentals, leases and sales. However, Brazilian federal prosecutors, several consumer defense and protection associations and customers have brought legal challenges to these rules, claiming that pay-television operators cannot charge for multiple outlets or the rental of related equipment. We cannot predict the outcome of these proceedings, and adverse decisions could negatively affect our business, cash flows and results of operations.

MMDS Services

As a result of the creation of the SEAC under Law No. 12,485 and Anatel Resolution No. 581, only a SEAC license is required to provide pay television using MMDS technology.

Since their establishment in Brazil, MMDS services have been operated on two frequency ranges: 2,500-2,690 MHz and 2,170-2,182 MHz. On August 11, 2011, Anatel issued Resolution No. 544, which modified the frequency range between 2,170-2,182 MHz and 2,500-2,690MHz. Since February 2006,  the SCM Range has not been available for MMDS services. Instead, the SCM Range has been used primarily for multimedia communications services, or SCM. Authorizations for the operation of MMDS services on the SCM Range that were granted by Anatel prior to February 13, 2006 will remain valid until their respective expiration dates. Our current MMDS authorizations expire on February 16, 2024.

Broadband Services

On October 31, 2011, Anatel issued Resolution No. 574 approving the Regulation for the Management of Quality of Service for Multimedia Communications (RGQ-SCM), which established quality standards for broadband services. The quality goals are only required for providers with more than 50,000 accesses in service. All SCM providers are required to send indicator data to Anatel and providers that fail to achieve the quality goals will be subject to sanctions. The quality goals are divided into three groups: (a) Subscriber Reaction Indicators; (b) Network Indicators; and (c) Customer Service Indicators.

After SCM providers should send indicator data to Anatel ten months from the publication of Resolution No. 574. The quality goals became mandatory in the thirteenth month after the publication of the Ordinance, in November 2012.

Cable-Related Services

General

Prior to the enactment of Amendment No. 8 in 1995, Article 21 of the Federal Constitution required the Brazilian government to operate directly, or through concession, permissions or authorizations granted to companies whose shares were controlled by the Brazilian government, all telephone, telegraph, data transmission or other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebrás, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment No. 8, Article 21 was modified to permit the Brazilian government to operate telecommunications services either, directly or through authorizations, concessions or permissions granted to private entities. Since the enactment of Amendment No. 8, the government has implemented structural reform in the telecommunications sector. The main purpose of this reform was the transfer of the control and operation of the services from the state to private companies.

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

With respect to cable television services, although the PGO permitted the switched fixed telephone operators to provide other telecommunications services, they were and remain subject to certain limitations. For instance, the license agreement among the Federal Government and the local fixed line telephone carriers prohibits such carriers from providing cable television services or owning interests in cable television carriers in the same switched fixed telephone services license areas. According to Law No. 8,977, the carriers may only provide such cable television services where there is a clear of lack of interest by other private companies to provide such services. In December 2008, Anatel approved a new PGO, allowing the merger of two local fixed line telephone carriers.

In order to implement the PGO, Decree No. 6,654 revoked Decree No. 2,534 and brought important updates regarding the business organization of the concessionaires and the geographical basis of their performances, including the removal of impediments to the transfer of control or concession involving concessionaires in distinct regions of the PGO.

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

Statutory Law No. 12,485/2011

On September 12, 2011, Anatel enacted Law No. 12,485, which provides for SEAC and regulates the pay-television industry, regardless of the technology used. Prior its ratification, licenses were renewed automatically for successive periods of 15 years, provided that the conditions were met by licensee, but are currently being issued for an indefinite period of use.

Under Law No. 12,485, no new television service licenses, authorizations for DTH, MMDS and Pay Television Special Service shall be granted. The new service model only allows SEAC. Companies have the option to keep existing authorizations and concessions up to expiration thereof or can migrate immediately to the new service.

In addition, the new law introduced a new business model that allows the control of SEAC providers to be held by foreign controlled entities  and participation of telecommunication companies in the referred to industry and partially revoked Law No. 8,977/95, which regulated cable television services. The newly created business model divides the value chain between production and distribution, whereby companies producing television program content may not distribute them and distribution companies may not produce television program content. The referred to law also sets forth the minimum weekly television program content produced by independent Brazilian companies (not related to broadcasting companies), and the period of time each pay television channel must broadcast as primetime viewing, as well as the minimum number of channels belonging to Brazilian independent broadcasting companies that should be included in packages offered to pay television customers.  As a result of such rules, certain rights of Grupo Globo were amended in the new shareholders’ agreement entered into by América Móvil and Grupo Globo.

Article 42 of Law No. 12,485 provided that both Anatel and the Agência National do Cinema (“ANCINE”) should enact, within their competence, regulations related to the SEAC and the pay-television industry. Pursuant to Article 42, Anatel enacted Resolutions No. 581 and Ancine enacted Normative Instruction No. 100. Resolution No. 581 approved the Conditional Access Service (“SEAC”) Regulation. SEAC changes the framework for pay-television services by unifying the rules for similar services, which were differentiated by technology, e.g. satellite, cable and microwave. Regulation No. 581 covers the cable TV service (“TVC”), the Multichannel Multipoint Distribution Services (“MMDS”), the Television and Audio Signal Broadcasting to Subscribers via Satellite Services (“DTH”) and Special Service Pay-television (“TVA”).

As a result of the creation of SEAC, Anatel expects a significantly increase in the number of subscribers. It is also important to note that Law No. 12,485/11 ended the restrictions on foreign capital to provide such services and we expect this to potentially increase in the number of competitors in the Brazilian market.

ANCINE, on the other hand, enacted Instruction No. 100, which promotes the presence of more national and independent content in pay-television channels, diversification of production and articulation of Brazilian companies that operate in the various links in the supply chain of the sector.

Such Regulation established the decrease of the time devoted to commercials on Pay-television channels, the existence of more Brazilian journalism channels in each channel package and the obligation of carriers to provide clear information on which channels are part of each package and on the full programming to be aired on every channel.

Legal Proceedings

We are party to several taxes, civil and labor proceedings, both administrative and judicial, arising out of our regular course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

Total provision for losses with respect to the tax, civil and labor / social security proceedings to which we are a party decreased from R$551.3 million as of December 31, 2011 to R$375.8 million as of December 31, 2012. The table below sets forth the provision recorded for such administrative and judicial proceedings as of December 31, 2012:

(R$ in thousands)
Tax matters	237,486
Labor and social security related related matters	64,609
Civil related matters	73,658
Total	375,753

Out of the R$375.8 million of provision listed above, R$219.0 million is currently being disputed in court proceedings and R$156.8 million relates to administrative proceedings which have been brought against us and tax provisions. As of December 31, 2012, we have made judicial deposits in an aggregate amount of R$123.4 million related to such proceedings and disputes.

Administrative tax proceedings and tax provisions

IOF

We and our subsidiaries have centralized cash management and cash transfers made under a current intercompany account. The Federal Revenue Service may deem such transfers to be inter-company loans. In the event such transfers are deemed to be inter-company loans, we may be subject to Financial Transactions Tax, Imposto sobre Operações Financeiras, or IOF, on the amount of the loans. IOF applies to loans between non-financial entities at a maximum rate of 1.5% per year where the principal amount and the term for repayment is fixed, and at a daily rate of 0.0041% on the outstanding balance, without limit on the total amount of tax payable, if the principal amount of the loan is not fixed. We have a provision in the amount of R$101.8 million with respect to the IOF, as of December 31, 2012. If we are assessed IOF on the transfers by the Secretariat of Federal Internal Revenue, the assessment could materially and adversely affect our cash flows.

IRPJ and CSLL

In 2007, Net Rio received a notice from the Federal Revenue Service claiming that Net Rio failed to submit adequate documentation supporting certain expenses. The amount in question amounted to R$54.3 million as of December 31, 2012 (R$53.2 million as of December 31, 2011). We have been advised by external counsel that these expenses were incurred in accordance with applicable tax legislation, and we continue to defend our position.

In December 2009, Net São Paulo received a tax-deficiency notice from the Federal Revenue Service in the total amount of R$547.3 million alleging that we had improperly recognized tax credits related to goodwill between 2004 and 2008. By decision of the lower court in October 2010, the amounts were reduced to R$274.1 million (IRPJ) and R$97.8 million (CSLL) but the alleged improper recognition of tax credits with respect to goodwill was upheld. Based on analysis performed by legal counsel, we determined that a loss is possible. In October, 2010, Net São Paulo appealed this decision. In November 2012, the Board of Tax Appeals dismissed the appeal filed by Net São Paulo. We intend to present another appeal to the Superior Board of Tax Appeals. As of December 31, 2012, these claims totaled R$328.2 million (IRPJ) and R$117.1 million (CSLL).

In 2012, we received a tax assessment in the amount of R$75.8 million (income tax) and R$25.7 million (social contribution) issued by the Federal Revenue Service. The tax assessment questioned part of the expenses considered as deductible in our calculation of income tax and social contribution bases in the period between 2007 and 2008 related to our subsidiaries Net Belo Horizonte Ltda. and Net Rio Ltda. We filed a defense in the lower administrative court and a decision is pending. We believe that these expenses are deductible in accordance with relevant tax law, and we intend to vigorously defend our position.

ISS

In 2010, the tax authority of the City of Santo André issued a tax assessment against us claiming that cable TV services must be classified as public entertainment services and are therefore subject to ISS. The amount of this claim at December 31, 2012 was R$135.6 million (R$127.3 million on December 31, 2011).

We have been advised by external counsel that services provided by cable TV companies should be classified as communication services instead of public entertainment services, and we continue to defend our position.

ICMS

In 2011, we were assessed by the Secretary of the Treasury of the State of São Paulo for allegedly failing to include revenues from the rental of equipments in the ICMS tax base after losing the benefit of a reduced ICMS tax base. The amount of this assessment at December 31, 2012 was R$274.2 million. The tax authority claims during the period from January 2008 to November 2009 we should have paid the ICMS on pay-television services revenues at a rate of 25% instead of the rate of 10% actually applied by us. In the tax authority’s view, we lost the rate reduction benefit allowed by ICMS Agreement No. 57/99 because we did not include “locação de equipamento” (rental of equipment) in our revenues.

We are supported by the Superior Court of Justice interpretation that the revenues known as “locação de equipamento” are not related to pay-television services and, therefore, this revenue is not affected by changes to the ICMS tax base. In February, 2012, the lower administrative court decided to uphold the tax assessment notices. Net Serviços appealed this decision and in November 2012, the State Board of Tax Appeals (Tribunal de Impostos e Taxas) dismissed our appeal. In December 2012, we presented another appeal to the State Superior Board of Tax Appeals (Câmara Superior de Recursos Fiscais) and the decision is pending. We believe the probability of a loss is possible.

Certain of our subsidiaries are contesting the ICMS tax rate levied on access provider revenue, discounts and cancellations, loss of agreement, publicity and other revenues for which we have provisioned R$89.8million as of December 31, 2012 (R$146.5 million as of December 31, 2011). In September 2012, the Company entered into an agreement to settle the ICMS tax on access provider revenue in the State of Espírito Santo in the amount of R$11.6 million. In connection with the settlement agreement, the Company reversed an allowance of R$5.5 million against income for the year.

Because of favorable outcomes in contingencies involving ICMS during the year ended December 31, 2012, the Company reversed provisions of R$34.9 (R$30.5 in December 31, 2011).

On March 5, 2013, Net São Paulo received an assessment from the State Tax Authority of the State of São Paulo, which contends that Net São Paulo no longer has the tax benefit allowing it to reduce its ICMS tax basis. The tax authority claimed that Net São Paulo could not exclude certain revenues when calculating the applicable ICMS between January 5, 2010 and May 27, 2011, amounting to R$83.1 million. Our external counsel has advised us that the probability of loss in this matter is possible.

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

Withholding tax (IRRF) on foreign currency bonds

In connection with the restructuring of debt in foreign currency concluded in 2003, the Senior Notes and Floating Rate Notes that the Company issued in the past were not subject to IRRF and IOF, as long as the average term is not less than 96 months. As a result of the fact that some noteholders exercised their rights to have their notes repurchased prior to the end of this 96-month-period, we had, until the last quarter of 2012, a provision related to such taxes. We had a favorable outcome in contingencies involving IRRF in the last quarter of 2012, so we reversed the full amount of R$160.8 million recorded against finance results.

Judicial Tax Proceedings

Shadow tax

Since 1999, many Brazilian municipalities, which currently represent approximately 66% of our homes passed, passed legislation imposing a tax on the use of public thoroughfares, including the installation and passage of cables. This municipal tax is assessed per meter of cable installed in the relevant municipality and the tax rate itself varies widely by municipality. The tax generally applies to power companies and telecommunication companies, among others.

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

With respect to other municipalities, we have obtained six favorable decisions, which have been appealed by the municipalities, and four unfavorable decisions, which we have appealed. We filed eight lawsuits against nine different municipalities: Jacareí, Bragança Paulista, Limeira, Rio Claro, São Vicente, Taubaté, São José dos Campos and Sumaré. We obtained seven lower court favorable decisions. The municipalities have filed appeals at the higher court. With respect to Limeira, the lower court decision was unfavorable and we filed an appeal at the higher court.  With respect to Sumaré, the lower court has not issued its decision. With respect to São José dos Campos, in 2011, the higher court decided in our favor. The relevant municipalities did not appeal and the decisions are final. On November 20, 2012, the higher court gave a favorable decision to NET with respect to São Vicente. The Municipality of São Vicente did not appeal, and the decision is final.

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

Civil Claims

Civil claims relate mainly to the following matters: service contract terminations, improper collection and negative credit reports, advertising disputes, channel availability, occupational accidents (own employees or outsourced staff), accidents involving third parties other than staff or service providers and claims objecting to certain items in standard contracts adopted by operators, in particular in relation to the increase in our monthly fees in April 1999, and disputes with government agencies. We have made judicial deposits in relation to civil cases that amounted to R$30.2 million at December 31, 2012 (R$30.0 million at December 31, 2011).

ECAD settlement

In 1996, the Escritório Central de Arrecadação e Distribuição, or ECAD, filed separate lawsuits against each member of the Brazilian pay-television trade association, including separate suits against Net Serviços and each of our cable operating subsidiaries. ECAD is an organization which acts as the legal representative of artists and authors in collecting on behalf of and distributing to such artists and authors royalty payments resulting from the public broadcast of musical compositions in Brazil. ECAD’s complaints sought injunctions and damages on the grounds that the defendant pay-television companies had been using copyrighted musical material in their programming without prior approval and without paying royalties. As of December 31, 2012, all of these of lawsuits were pending and no final decision has been issued.

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

Management does not expect a material impact on the Company's operating activities as the current marketing model only charges the extra point for the rental of equipment and installation fee per point, under the regulations in force, but we cannot predict the outcome of such claims and therefore we are currently unable to assess the impact of Resolution No. 528 on our business, cash flows and results of operations.

Labor Claims

As of December 31, 2012, we were party to 2,861 labor proceedings filed by former employees involving total claims of R$64.6 million. These proceedings most frequently involve claims seeking additional compensation for employees performing high-risk activities and for overtime pay and commissions.

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

•	Financial Statement Presentation. This section provides a summary of how our operations are presented in the audited consolidated financial statements included elsewhere in this Form 20-F.

•	Results of Operations. This section provides an analysis of our results of operations for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

•

Liquidity and Capital Resources. This section provides an analysis of the our cash flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2012. Included in the analysis of outstanding debt is a discussion of the amount of financial capacity available to fund our future commitments, as well as a discussion of other financing arrangements.

•	Brazilian Economic Environment. This section provides general overview of the Brazilian economic environment and effects of inflation and exchange rate fluctuations.

Overview

We are a leading multiservice company in the pay-television and broadband Internet industries in Brazil. Currently, we are the largest cable operator in Brazil and Latin America, based upon the number of subscribers and homes passed, according to Anatel. As of December 31, 2012, we had 5.4 million pay-television connected subscribers in 131 locations within Brazil, including São Paulo and Rio de Janeiro, the two largest Brazilian cities. We are the leading provider of high-speed cable modem Internet access in Brazil through our NET Vírtua service, which had 5.5 million subscribers as of December 31, 2012. We also provide fixed line telephony through our NET Fone Via Embratel service, which had approximately 5.0 million subscribers as of December 31, 2012. As of December 31, 2012, our advanced network of coaxial and fiber-optic cable covered over 99,000 kilometers and passed approximately 16.9 million homes. Most of our customers belong to high and middle income classes, which helps to keep bad debt expense at low levels. In 2012, we had gross revenue of R$9,938.0 million.

We principally offer three services – pay-television, broadband Internet and fixed line telephony (in partnership with Embratel). We market our services separately, but we emphasize the “bundled” packages with multiple services and features. Historically, we have focused primarily on residential customers, while also selling pay-television, broadband Internet and networking and data services to commercial customers. Currently, our principal services include pay-television and pay-per-view programming under the “NET” brand name, digital cable under the “NET Digital” brand name, high-definition cable television combined with digital video recorder under the “NET Digital HD MAX” brand name, broadband Internet service under the “NET Vírtua” brand name and fixed line telephony service under the “NET Fone Via Embratel” brand name.

Pay-television is our largest service in terms of revenues generated and, as of December 31, 2012, we had 5.4 million pay-television subscribers, of which approximately 80.2% subscribed to our digital cable service. Although providing pay-television services is competitive, we expect to continue to increase pay-television revenues through the offering of advanced digital cable services, as well as through price increases and digital cable subscriber growth. Our digital cable subscribers provide a broad base of potential customers for additional services. Pay-television programming costs represent a major component of our expenses and are expected to continue to increase, reflecting programming rate increases on existing services and subscriber growth. We do not expect that our pay-television service margins as a percentage of pay-television revenues will decline over the next few years.

As of December 31, 2012, we had 5.5 million broadband Internet subscribers. We expect continued growth in residential broadband Internet subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to continue to slow over time as penetration increases in broadband Internet services. As of December 31, 2012, we had approximately 5.0 million residential fixed line telephony (in partnership with Embratel) subscribers. We expect increases in fixed line telephony subscribers and revenues for the foreseeable future; however, the rate of growth of both subscribers and revenues is expected to slow over time as fixed line telephony services already have high level of penetration and an increasing number of homes in Brazil is replacing their traditional telephone service with wireless phone service. The profitability of our telephony services business is sensitive to customer churn as acquisition costs for certain telephony customers, especially Net Fone.com customers, are recovered over a longer period than, for example, customers who subscribe to pay-television or multiple services.

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

We believe we continue to have adequate liquidity to meet our liquidity needs for the 2013. As of December 31, 2012, we had R$38.4 million of cash and cash equivalents. In 2013, we intend to maintain our subscriber growth, in terms of net additions, at the 2012 level.

Key factors that will influence our ability to achieve these objectives include:

•         Competition. Our triple-play joint offering of pay-television, broadband Internet and fixed line telephony services face a growing number of competitors. We are pursuing a marketing strategy to attract and retain customers. We are working on developing new packages of bundled products to better match customers’ expectations and we are working to improve customer satisfaction.

•         Cost control. To maintain our profitability in the increasingly competitive Brazilian environment, we must continue to improve operating efficiency. We plan to do this by limiting operating costs, selling, general and administrative expenses and bad debt expenses.

•         New opportunities. Our ability to expand our revenues will depend, in large part, on the success of our strategy for continued growth and increased triple-play (pay-television, broadband Internet and fixed line telephony-service provided in partnership with Embratel) sales.

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

•         Excellence. We are investing in improving our technological background and processes in order to provide higher quality services and satisfy our clients.

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements as of and for the year ended December 31, 2012 in accordance with IFRS as issued by the IASB.

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

Test of impairment of non-financial assets

We evaluate annually the carrying value of goodwill and indefinite-lived intangible assets using a consistent discounted cash flow model. This process involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. We use the discounted cash flow model, a technique that is widely used in the valuation of assets. The discount rate assumption is based on the weighted average cost of capital, or WACC. WACC was calculated based on a U.S. historical risk-free rate of 3.8% and a market risk premium of 5.8%, which is calculated as the difference between the return of the stock market and the risk-free rate, adjusted for a Brazilian risk premium of 2.0% and an inflation difference between the United States and Brazil of 2.9%, each for the year ended December 31, 2012. The weighted average cost of debt provided by the third parties, net of taxes was 8.5%, for the year ended December 31, 2012. The cost of equity plus the weighted average cost of debt provided by the third parties resulted in a WACC of 12.89% for the year ended December 31, 2012. The assumptions about future cash flows and growth rates are based on our budget and business plans, as approved by the board of directors, as well as on comparable market analyses.

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

Our revenue and cost projections vary with the growth of the numbers of subscribers.  In 2011, we had negative net cash flow due to an increase in investments in several projects for expansion and network enhancements, in addition to the perpetual bonds settlement. In 2012, we also had negative net cash flow as a result of investments which was mainly allocated to customer installation, network expansion and improvements on technology. We use conservative assumptions for our long-term business plan, reflecting lower growth of our subscriber base compared to actual sales and household growth in recent periods. We believe that our business plan and impairment analysis are appropriate, even considering a competitive increase in the sector. We did not record an impairment charge for the year ended on December 31, 2012.

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

Financial Statement Presentation

Sources of Revenues

Monthly subscription fee revenues represent the dominant portion of our revenues. All of our revenues are denominated in Reais. Under Brazilian currency rules, our contracts with our current subscribers allow us to increase subscription fees once every 12 months and then only in proportion to the inflation rate measured based on the IGP-M. Our revenues include the following:

•                     Monthly subscription revenues. Monthly subscription revenues consist of monthly subscription fees paid by pay-television and broadband Internet subscribers, as well as our fixed line telephony (in partnership with Embratel) services. Subscription fees are recorded in the month the service is provided and fixed line telephony services are recorded in the month services are provided.

•                     Other services revenues. Other services revenues consist of sales of pay-per-view service, data transmission service, programming guide, technical support services, disconnection/reconnection services, fiber optic rental services, sign-on, hook-up fee and other services. Other services revenues are recorded in the month services are provided.

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

Taxes and Other Deductions from Revenues

Taxes and other deductions from revenues are directly related to our volume of subscription sales. The taxes described below are passed on to our subscribers as part of their subscription fee. Note that our business is also subject to other taxes that are not deducted from revenues. Taxes and other deductions from revenues consist of:

•                     ICMS value-added tax. In São Paulo, Rio de Janeiro, Santa Catarina, Rio Grande do Sul, Minas Gerais, Paraíba and Distrito Federal, the ICMS tax on communication is levied at a rate of 25%. In Paraná, Goiás, and Mato Grosso do Sul the ICMS tax on communication is levied at a rate of 27%, while in Amazonas the ICMS tax on communication is levied at the highest rate of 30%. However, for pay-television subscription revenues, pay-television sign-on and hook-up fees and pay-per-view revenues in each of the Brazilian states in which we operate, the ICMS tax is levied at a rate of 10%, except the state of Rio Grande do Sul, where the rate is 12%.

•                     ISS municipal tax. ISS is a municipal tax on services that is levied at a rate of 2.0 to 5.0% on certain services, such as maintenance and other technical activities.

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

•                     Programming costs. Programming has been, and is expected to continue to be, our largest operating expense, representing in 2012, 22.6% of our net revenues. Programming purchase costs consist of programming fees paid by us directly to certain international programmers for the acquisition of international content from sources outside of Brazil and to G2C primarily in relation to programming produced in Brazil. See “Item 4. Information of  the company— Programming Sources”

The programming fees we pay are generally highest with respect to the programs obtained for our digital and high-definition programming packages.

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

Other Income and Expenses

Other income and expenses consist of:

•                     Finance  expense. Finance expense consists of monetary variation charges on Real-denominated debt, exchange rate losses on U.S. dollar-denominated debt, interest on our outstanding debt and other financial expenses, which includes the IOF tax on intercompany transactions, gain or losses from financial instruments and financial discounts given to subscribers.

•                     Finance income. Finance income consists of interest on cash equivalents and prepaid rights for use, as well as interest and fines from late payments.

•                     Income taxes and social contribution. Income taxes expenses consist of the IRPJ and the CSLL, which are calculated based on our earnings before taxes on us and are also imposed on each of our operating subsidiaries.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenues

Revenues and taxes and other deductions from revenues by major category were as follows:

	Year ended December 31,
	2012	2011	% Change
	(R$ in millions)
Gross revenues:
Pay – television,broadband Internet and fixed line telephony subscriptions	9,820.7	8,245.5	19%
Other	117.3	99.9	17%
Total gross revenues	9,938.0	8,345.4	19%
Taxes on revenues, discounts and cancellations	(1,998.8)	(1,649.5)	21%
Net revenues	7,939.2	6,695.9	19%

Selected subscriber-related key financial indicators were as follows:

	As of December 31,
	2012	2011
	(in thousands)
Total connected pay-television subscribers	5,381	4,730
Total connected broadband Internet subscribers	5,498	4,264
Total connected fixed line telephony subscribers	4,977	3,844
Total kilometers of cable network	99	75
Total homes passed	16,888	13,433

Pay-television, broadband Internet and fixed line telephony (in partnership with Embratel) subscription revenues increased as a result of increases in the pay-television, broadband Internet and fixed line telephony subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index, which were partially offset by lower average revenue per subscriber related to an increase in the sales of our lower priced products. Other revenues increased primarily due to business growth.

Taxes on revenues, discounts and cancellations increased principally due to the increase in taxes resulting from higher revenues. Additionally, this increase reflects the higher taxes due to broadband Internet revenue growth, where the ICMS (tax on distribution of goods and services) rate is higher. As a percentage of total gross revenues, taxes on revenues, discounts and cancellations increased to 20.1% in 2012 when compared to 19.8% in 2011.

Operating costs and expenses

Operating costs and expenses by major category were as follows:

	Year ended December 31,
	2012	2011	% Change
	(R$ in millions)
Operating costs and expenses:
Programming costs	(1,795.9)	(1,515.7)	18%
Other direct operating costs	(2,083.9)	(1,707.7)	22%
Selling, general, administrative and other expenses	(1,828.1)	(1,530.6)	19%
Depreciation and amortization	(1,298.1)	(1,061.9)	22%

The increase in our pay-television programming costs was primarily due to the increase in our pay-television subscriber base and the increase in programming costs reflecting the price increase by the IGP-M inflation rate. As a percentage of net revenue, programming costs remained fairly stable at 22.6% in 2012 and 2011.

Other direct operating costs increased primarily due to: (i) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple-play customer base which requires more complex customer care, to assure high customer service quality and to comply with the regulation for call centers; (ii) an increase in maintenance services; and (iii) higher network and telecommunications expenses. As a percentage of net revenues, other operating costs increased to 26.2% in 2012 compared to 25.5% in 2011.

Selling, general, administrative and other expenses, increased primarily due to higher labor and marketing costs, due to intensified marketing efforts and also driven by business growth.  As a percentage of net revenues, remained fairly stable at 23.0% in 2012 and 22.9% in 2011.

Depreciation and amortization expenses increased primarily due to higher depreciation expenses related to the increased purchase of digital set-top boxes and new subscriber installation.

Finance results	Year ended December 31,
	2012	2011	% Change
	(R$ in millions)
Finance results
Finance expense	(432.8)	(475.9)	(9%)
Finance income	131.2	175.4	(25%)
Total	(301.6)	(300.5)	-

Finance results were an expense in 2012 and remained fairly stable in relation to the net expense recorded in 2011.

Finance expenses declined in 2012, primarily due to the reduction in our outstanding indebtedness over the course of 2012. During the year ended December 31, 2012, we fully amortized the Non-Convertible Debentures - 6th Public Issuance totaling R$ 580 million, the Bank Credit Notes totaling R$120 million, FINAMES debt (R$112 million) and a portion (R$208 million) of the loan with Banco Inbursa S.A. This decrease in finance expense was partially offset by (i) the depreciation of the Brazilian Real against the U.S. dollar in 2012 and (ii) new finance expenses in connection with other borrowings we made in 2012, such as our R$680 million intercompany loan with América Móvil in May 2012 and R$680 million of commercial paper in November 2012.

 The decrease in finance income reflects the reduction in our cash equivalents position throughout the year, primarily attributable to capital expenditures.

Income taxes and social contribution

	Year ended December 31,
	2012	2011	% Change
	(R$ in millions)
Income tax and social contribution	(237.9)	(206.2)	15%

In 2012, income tax and social contribution increased mainly because of the realization of deferred income tax assets on temporary differences recognized in previous years.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenues

Revenues and taxes and other deductions from revenues by major category were as follows:

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Gross revenues:
Pay – television,broadband Internet and fixed line telephony subscriptions	8,245.5	6,991.5	18%
Other	99.9	110.1	(9%)
Total gross revenues	8,345.4	7,101.6	18%
Taxes on revenues, discounts and cancellations	(1,649.5)	(1,696.0)	(3%)
Net revenues	6,695.9	5,405.6	24%

Selected subscriber-related statistics were as follows:

	As of December 31,
	2011	2010
	(in thousands)
Total connected pay-television subscribers	4,730	4,212
Total connected broadband Internet subscribers	4,264	3,524
Total connected fixed line telephony subscribers	3,844	3,153
Total kilometers of cable network	75	66
Total homes passed	13,433	11,543

Pay-television and broadband Internet subscription revenues increased as a result of increases in the pay-television and broadband Internet subscriber base and the annual price increase on subscribers’ agreements based on the IGP-M inflation index, which were partially offset by lower average revenue per subscriber related to an increase in the sales of our lower priced products. Fixed-line telephony (in partnership with Embratel) revenues increased as a result of the higher number of customers in 2011.  Other revenues increased primarily due to business growth.

Taxes on revenues, discounts and cancellations remained fairly stable principally due to the increase in taxes resulting from higher revenues were offset by the decrease in discounts and cancellations by rougly the same amount. As a percentage of total gross revenues, taxes on revenues, discounts and cancellations decreased at 19.8% in 2011 when compared to 23.9% in 2010.

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

The increase in our pay-television programming costs was primarily due to the increase in our pay-television subscriber base and the increase in programming costs reflecting the price increase by the IGP-M inflation rate. As a percentage of net revenues, programming costs decreased to 22.6% in 2011 compared to 23.3% in 2010.

Other operating costs increased primarily due to: (i) expenses incurred in obtaining additional bandwidth from third parties to support our broadband Internet service growth; (ii) higher call center expenses to service a greater number of subscribers, to address a broader array of products and services to support our growing triple-play customer base which requires more complex customer care, to assure high customer service quality and to comply with the regulation for call centers; (iii) an increase in the number of employees for field services; and (iv) higher network expenses, such as electricity. As a percentage of net revenues, other operating costs increased to 25.5% in 2011 compared to 24.4% in 2010.

Selling, general, administrative and other expenses increased primarily due to higher employee and marketing costs and sales commissions, partially offset by lower IT expenses. Employee costs increased primarily due to a headcount increase, marketing costs increased primarily due to intensified marketing efforts and sales commissions increased due to higher number of new entrants to our subscriber base. As a percentage of net revenues, selling, general, administrative and other expenses decreased to 22.9% in 2011 compared to 23.4% in 2010.

Depreciation and amortization expenses increased primarily due to higher depreciation expenses related to increased purchase of digital set-top boxes and new subscriber installation.

Finance results

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Finance results
Finance expense	(475.9)	(359.4)	32%
Finance income	175.4	169.4	4%
Total	(300.5)	(190.0)	58%

Finance results were an expense in 2011 higher than in 2010, primarily as a result of the depreciation of the Real against the U.S. dollar. The primary impact was related to our debt denominated in U.S.dollars. Finance income remained fairly stable when comparing both years.

Income taxes and social contribution

	Year ended December 31,
	2011	2010	% Change
	(R$ in millions)
Income tax and social contribution	(206.2)	(160.8)	28%

In 2011, income tax and social contribution increased mainly due to higher taxable income earned in some of our operations, as well as due to the realization of deferred income tax assets on temporary differences recognized in previous years.

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

As of December 31, 2012 and 2011, our net debt, calculated as the sum of “debt”, included in current liabilities and in non-current liabilities plus intercompany loans with América Móvil, included in “related party” in current liabilities and in non-current liabilities, minus “cash and cash equivalents”, amounted to R$2,581.0 million and R$1,448.2 million, respectively. Net debt is a non-GAAP measure. Management uses net debt as a supplemental measure of capital management in order to calculate our ability to obtain debt financing at appropriate cost. In general, we hold our cash and cash equivalents in Brazilian Reais. Additionally, as of December 31, 2012 and 2011, our current assets were R$1,462.5 million and R$235.5 million, respectively, lower than our current liabilities. The increase in the current liabilities in 2012 is mainly due to the issuance, in November 2012, of a single series of commercial promissory notes (“Commercial Paper”) in an aggregate amount of R$680.0 million, maturing on May 6, 2013. The decrease in current assets in 2012 mainly resulted from the use of cash equivalents in capital expenditures. We expect that any additional net cash funding requirements will be financed with long-term financing, including, for example, those under the Government Agency for Machinery and Equipment Financing – FINAME program, our related parties, or other long-term debt.On May 8, 2012 and on March 26, 2013, the Company entered into five intercompany loans with América Móvil totaling R$1,220.0 million, maturing in 2014 and 2017. The Company used proceeds from those contracts to settle debts and reorganize the capital structure.

On May 8, 2012 and on March 26, 2013, the Company entered into five intercompany loans with América Móvil totaling R$1,220.0 million, maturing in 2014 and 2017. The Company used proceeds from those contracts to settle debts and reorganize the capital structure.

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

As a result of our mergers of operating and non-operating subsidiaries into the Company in 2010 and 2009, in 2012 we were able to begin using NOLs from certain of our subsidiaries to accelerate offsetting of taxable income of other subsidiaries and we were able to reduce taxes payable on inter-company transactions.

Our business generates significant cash flows from operating activities.  Given the expected level of capital expenditures needed to support our growth and our schedule for debt amortization payments, we believe that we will be able to meet our short- and long-term liquidity and capital requirements, through our cash flows from operating activities, existing cash and cash equivalents, and, if needed, our ability to obtain future external financing, including from our related parties América Móvil and its subsidiaries.

Cash Flows

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year ended December 31,
	2012	2011
Operating activities	(R$ in millions)
Net income	393.7	373.2
Monetary and exchange rate variations, net	104.0	102.2
Interest expense on borrowing	172.9	203.0
Losses (gain) on derivatives	(0.2)	16.9
Depreciation and amortization	1,298.1	1,061.9
Deferred income tax and social contribution	151.6	106.4
Loss on disposal of property, plant and equipment	3.1	-
Provisions	(192.3)	(42.3)
Increase (decrease) in operating assets and liabilities	(197.7)	60.6
Net cash provided by operating activities	1,733.2	1,881.9

Cash flows from operating activities. Historically, we have financed our liquidity and capital requirements primarily with cash provided by our operations and through external financing. Our operating activities were our main source of funds in 2012. Cash flows provided by our operating activities decreased by R$148.7 million in 2012 (from R$1,881.9 million in 2011 to $1,733.2 million in 2012).  This decrease was primarily due to increased business operations.

	Year ended December 31,
	2012	2011
Investing activities	(R$ in millions)
Purchase of property, plant and equipment and intangible assets	(2,593.4)	(1,660.2)
Cash proceeds from sale of property, plant and equipment	0.2	2.5
Net cash used in investing activities	(2,593.2)	(1,657.7)

Cash flows used in investing activities. We used R$2,593.2 million for cash in investing activities in 2012, an increase of 56.4% as compared to R$1,657.7 million in 2011. This increase was primarily due to investments in equipment related to the growth in our broadband Internet and pay-television subscriber bases.

	Year ended December 31,
	2012	2011
Financing activities	(R$ in millions)
Proceeds from third party borrowing	687.1	221.2
Proceeds from related party	680.0	-
Repayment of principal	(1,019.5)	(342.1)
Payment of interest	(170.4)	(203.7)
Net cash provided by (used in) financing activities	177.2	(324.6)

Cash flows provided by (used in) financing activities. We generated R$177.2 million in net cash in financing activities in 2012, compared to net cash used in financial activities of R$324.6 million in 2011, primarily due to the issuance of commercial paper, totaling up to R$680.0 million and intercompany loans with América Móvil totaling R$680.0 million, which was primarily used to settle our Non-Convertible Debentures - 6th Public Issuance in the amount of R$580 million, our Bank credit note in the amount of R$ 120 miliion and part of out debt with Inbursa Bank totaling R$ 207 million.

	Year ended December 31,
	2011	2010
Operating activities	(R$ in millions)
Net income	373.2	307.2
Monetary and exchange rate variations, net	102.2	(69.1)
Interest expense on borrowing	203.0	215.1
Losses on derivatives	16.9	65.9
Depreciation and amortization	1,061.9	901.2
Deferred income tax and social contribution	106.4	82.8
Loss (gain) on disposal of property, plant and equipment	-	(4.1)
Provisions	(42.3)	(44.4)
Decrease in operating assets and liabilities	60.6	(218.4)
Net cash provided by operating activities	1,881.9	1,236.2

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

	Year ended December 31,
	2011	2010
Financing activities	(R$ in millions)
Proceeds from third party borrowing	221.2	103.6
Repayment of principal	(342.1)	(92.6)
Payment of interest	(203.7)	(194.3)

Net cash provided by (used in) financing activities	(324.6)	(183.3)

Cash flows used in financing activities. We used R$324.6 million in cash in financing activities in 2011, compared to net cash used in financial activities of R$183.3 million in 2010, primarily due to prepayment of our perpetual bonds debt in the aggregate principal amount of R$244.3 million plus interest of R$5.6 million and prepayment of indebtedness outstanding under FINAME in the aggregate principal amount of R$72.8 million, as well as increased payment of interest related to our debt.  This was partially offset by the issuance of FINAME in the aggregate principal amount of R$221.2 million.

Liquidity Requirements and Sources

Most of our capital expenditures are related to customer acquisition activity in connection with our ongoing operations. If we continue at our current rate of growth and consequently continue to increase the number of our pay-television and broadband Internet subscribers, we will need significant cash to fund capital expenditures. Also, we have made interest payments on our debt and scheduled principal payments, with significant maturities in June and December 2012. We have historically funded these liquidity requirements through operating cash flows, borrowings under our credit facilities, proceeds of debt and loans from our shareholders. After taking into consideration the range of projections of cash flows from operations, expected capital expenditures and debt principal and interest payment requirements, we expect to need to raise funds to meet our anticipated cash requirements in 2013. The amount of our anticipated operating cash flows in 2013 and future periods could be adversely affected by a number of factors, many of which are not within our control. Any weakening of the Brazilian economy could result in a decline in the number of our subscribers, which would lower subscription revenues. Depreciation of the Real against the U.S. dollar would also decrease the amount of cash that we have available to cover our U.S. dollar-denominated or U.S. dollar-indexed expenses, which include a significant percentage of our equipment expenses. Our ability to raise short-term or long-term debt financing or equity financing in the future will depend on a number of factors outside of our control, including conditions in Brazil and in international financial markets. We cannot assure you that in the future we will be able to raise debt financing in sufficient amounts to meet our cash requirements or at all.

We had cash and cash equivalents of R$38.4 million as of December 31, 2012, a 94.7% decrease compared to R$721.2 million as of December 31, 2011, mainly as a result of an increase in our capital expenditures.

Contractual Obligations

The following table sets out our major contractual obligations as of December 31, 2012:

Payments due by period
Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
(R$ in millions)

Debt	814.0	174.9	227.3	716.6	1,932.8
Intercompany loans with América Móvil	-	-	686.7	-	686.7
Lease of utility poles (1)	145.0	477.8	547.9	628.3	1,799.0
Lease of ducts	10.7	35.3	40.4	46.4	132.8
Lease of office space	35.6	117.2	134.4	154.2	441.4
Equipment purchase obligations (2)	52.8	-	-	-	52.8
Total	1,058.1	805.2	1,636.7	1,545.5	5,045.5

________________________

(1)               In addition to the amounts listed in the table above, we are contractually required to make lease payments under our lease of utility pole arrangements from the time the lease expires until our equipment is removed from such poles. Those fees will be based on the amounts we will be paying at the time those arrangements expire.

(2)               Equipment purchase obligations included in the table above represent the minimum quantities to be purchased under the applicable agreements.

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

In 2012 and 2011, our capital expenditures of R$2,593.4 million and R$1,660.2 million, respectively, were primarily used to sustain our organic subscriber growth, through the purchase of equipment such as cable modems, digital set-top boxes, digital video recorder boxes, cable modem termination system, or CMTS, and optical nodes equipment. We import part of this equipment and make payments in U.S. dollars. Thus, the depreciation of the Real against the U.S. dollar can negatively impact our cash disbursements available to purchase such equipment.

In 2013, we expect to continue to increase the number of our pay-television, broadband Internet and fixed line telephony (in partnership with Embratel)subscribers. As most of our capital expenditures are related to subscriber acquisition, including the acquisition of equipment and the installation cost, we expect to maintain our annual capital expenditures for this purpose in 2013. In addition, we expect to spend similar amounts as 2012 in network improvements, maintenance and systems development for improved customer service and to expand our network, both increasing our bi-directional network and expanding our network to new areas. We expect that any additional net cash funding requirements will be preferably financed with long-term financing, including, for example, those under the Government Agency for Machinery and Equipment Financing – FINAME program, our related parties our other long-term debt agreements.

These statements are forward-looking statements and are therefore based on estimates and assumptions that are subject to significant uncertainties, many of which are beyond our control or are subject to change. See “Forward-Looking Statements.”

Debt Financing

As of December 31, 2012, we had the following debt (net of debt cost and including accrued interest) outstanding:

(R$ in thousands)
U.S. dollar-denominated debt (1):
Banco Inbursa S.A.	206,716
Global notes 2020	737,071

Total U.S. dollar-denominated debt	943,787

Real-denominated debt(2):
Commercial paper	686,749
Intercompany loans with América Móvil	686,585
FINAME	302,301
Total Real-denominated debt	1,675,635

Total	2,619,422

(1)   Calculated using the December 31, 2012 exchange rate of R$2.0435 per US$1.00.

(2)     In 2012, the rates used to determine the interest rate of our Real-denominated debt was the Brazilian interbank interest rate, or CDI, which was 6.90% and Long-Term Interest Rate, or TJLP, which was 5.5%.

At December 31, 2012, the amortization schedule of our debt (net of debt cost and including accrued interest) was as follows:

Principal Amortization Schedule:	(R$ in thousands)
2013	778,529
2014	66,677
2015	56,574
2016	54,548
2017	772,624
2018-2020	852,247

Total debt cost	(5,566)
Accrued interest	43,789
Total debt	2,619,422

Perpetual Bonds

On November 28, 2006, we issued 9.25% Guaranteed Perpetual Bonds, or perpetual bonds, in an aggregate principal amount of US$150.0 million. These notes could be redeemed at our option, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. On May 26, 2011, we redeemed, in whole, our perpetual bonds with available cash on hand.

Banco Inbursa S.A.

As of June 19, 2008, we entered into a loan agreement with Banco Inbursa S.A., an affiliate of América Móvil, and certain of our subsidiaries as guarantors. The Loan and Guaranty Agreement provides for a US$200 million term loan facility, or the Term Credit Facility, guaranteed by our subsidiaries that are a party thereto. Interest on borrowings under the Term Credit Facility accrues at a rate of 7.875% per annum and is payable in arrears on April 15 and October 15 of each year. On June 24, 2008, we drew down the full amount available under the Term Credit Facility. The Term Credit Facility matures on June 18, 2019 and amortizes in three equal installments as follows: one third on June 18, 2017, one third on June 18, 2018 and one third on June 18, 2019. The Term Credit Facility is pre-payable in whole or in part, at any time after the fifth anniversary of the draw date, together with accrued and unpaid interest on the amount prepaid plus certain prepayment fees. We paid Banco Inbursa S.A. a fee of US$1.2 million in connection with entry into the Loan and Guaranty Agreement, which was deferred and will be amortized over the term of the facility using the interest method.

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

On December 26, 2012, the Company settled R$223.8 million of which R$207.7 million (equivalent to US$100.0 million) relates to principal and R$16.1 million relates to premium and interest.

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

On May 18, 2012, the Company settled all the public debentures of the 6th issue totaling R$611.8 million, of which R$580.0 million refers to the principal amount, R$30.7 million to interest and R$1.1 million award paid to bondholders for early settlement. The resources used for these payments were obtained through debt agreements with the Company's indirect controlling shareholder, América Móvil.

Bank Credit Note

     In connection with the acquisition of Vivax, we assumed debt in the aggregate principal amount of R$220.0 million with Banco Itaú BBA in the form of a Bank Credit Note, or CCB. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by our guarantee and the financial covenants were amended to reflect those of the Non-Convertible Debentures - 6th Public Issuance. We may prepay the CCB at any time, with a premium no greater than 0.60% of the principal amount then outstanding, which premium shall decrease linearly to zero at maturity of the CCB. On November 13, 2007, we prepaid R$50.0 million of this debt. On August 31, 2009, this loan agreement was renegotiated and amended as to the interest rates and maturity. The interest rate changed from CDI rate plus 1.2% to CDI rate plus 2.55% per year and the maturity from a bullet payment in November 2011 to be payable in three installments: December 2014, June 2015 and January 2016. In 2011, we prepaid part of our Bank Credit Notes in the aggregate principal amount of R$25.0 million (R$30.7 million in 2010).  During the year ended December 31, 2011, the Company amortized a portion of this loan in the amount of R$25.0 million.

     On May 18, 2012, the Company settled the Bank Credit Notes issued by Itaú BBA totaling R$121.2 million of which R$120.0 million refers to the principal amount, R$294 thousand to interest and R$902 thousand to premium paid to notes holder for early settlement.

Finame

Since 2007, we have obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program. These loans bear interest at 3.15% per year plus the Long-Term Interest Rate, or TJLP or fixed rates from 4.5% up to 8.7% per year and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired with the loans. We may prepay the FINAME at any time, with no premium. As of December 31, 2012, FINAME outstanding loans amounted R$302.3 million.

Commercial Paper

On November 7, 2012, we issued a single series of 68 commercial promissory notes in an aggregate amount of R$680.0 million maturing on May 6, 2013.  Interest on the promissory notes will be fully paid on the maturity date in an amount equal to 103.50% of the accumulated variation of the average daily Brazilian DI (interbank deposit) rates.

On April 9, 2013, our Board of Directors approved a second issuance of up to 68 commercial promissory notes in a single series, totaling up to R$680.0 million, maturing 360 days from the issue date. These promissory notes will be publicly offered in Brazil, subject to certain restrictions, and the proceeds will be used to redeem outstanding promissory notes issued in November 2012.

Intercompany Loans (Mutuos)

On May 8, 2012, we entered into three intercompany loans with América Móvil totaling R$686.6 million and maturing in 2017. The interest rate is equivalent to the CDI plus a spread of 1.08% per annum, payable in May and November of each year beginning in November 2012. We primarily used the proceeds from these loans to repay outstanding bank credit notes issued by Banco Itaú BBA and a portion of our outstanding Non-Convertible Debentures - 6th Public Issuance.

On March 26, 2013, we entered into two additional intercompany loans with América Móvil, through certain of our subsidiaries, totaling R$540.0 million, both maturing on March 25, 2014. The loans may be extended for consecutive periods of one year. The interest rate is equivalent to 104% of the CDI payable with the principal on the maturity date. Those subsidiaries used the proceeds from these loans to repay amounts under other intercompany loans, pay dividends and increase the equity of certain of our subsidiaries.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

Directors and Board Practices

Board of Directors

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers. In accordance with our by-laws, our directors are elected at a general meeting of shareholders, each to serve for a one year term, with the option for reelection. On April 5, 2012, our shareholders held an extraordinary meeting and elected new directors and one new member to the Fiscal Council, as indicated in the table below, in order to fill vacant positions as a result of resignations of previous directors and a member of the Fiscal Council. The directors and members of the Fiscal Council were elected on April 23, 2013, in the annual shareholders’ meeting.

Our by-laws provide that the board of directors shall be composed of no fewer than nine and no more than twelve members. According to our by-laws, each member of our board of directors must be a Net Serviços shareholder.

In addition, under Brazilian law, non‑voting, non‑controlling shareholders representing at least 15% of the total capital shares of a company have the right to elect by separate vote one member of a company’s board of directors. Non‑voting, non‑controlling shareholders representing at least 10% of the total capital shares also have the right to elect by separate vote one member of the board of directors.

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

Pursuant to a shareholders’ agreement discussed under “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements,” our board of directors is comprised of ten members and an equal number of alternates, all appointed by affiliates of América Móvil. Additionally, in accordance with the Level 2 of the BM&FBovespa’s Corporate Governance requirements, 20% the members of our board of directors must be independent.

Net Serviços’ current directors are:

Name	Position	Position Held Since	Current Term Expires

Oscar Von Hauske Solis	Chairman, Board of Directors	April 5, 2012	April 30, 2014
Carlos Henrique Moreira	Director	April 28, 2005	April 30, 2014
Jose Formoso Martínez	Director	April 28, 2005	April 30, 2014
Mauro Szwarcwald	Director	April 28, 2006	April 30, 2014
Isaac Berensztejn	Director	April 2, 2007	April 30, 2014
Fernando Carlos Ceylão Filho	Director	April 30, 2012	April 30, 2014
Antonio Oscar de Carvalho Petersen Filho	Director	April 5, 2012	April 30, 2014
Antonio João Filho	Director	April 5, 2012	April 30, 2014
Carlos Hernán Zenteno de Los Santos	Director	April 5, 2012	April 30, 2014
José Antonio Guaraldi Félix	Director	April 5, 2012	April 30, 2014

Biographies of Our Board of Directors

Oscar Von Hauske Solis  (55) is a member of the Board of Directors of Embratel Participações S.A., member of the Board of Directors of Empresa Brasileira de Telecomunicações S.A – Embratel and Managing Officer at Telmex Internacional, S. A. de C.V..  He was the Systems and Processes Executive Officer at Teléfonos de México S.A de C.V., Managing Officer’s Assistant at Teléfonos de México de C.V. and the Controller at Fundação e Mecânica Susano Solis S.A and Tenería Company, S.R.L e C.V.  He holds an MBA from ITAM (Mexico) and a degree in Public Accounting from Bancaria y Comercial - Mexico.

Carlos Henrique Moreira (77) has been a member of our board of directors since April 28, 2005. He was also Embratel’s chairman of the Board of Directors and Chief Executive Officer. Previously he held the positions of Chief Executive Officer at Algar Telecom Leste, Vice-President at Xerox, Vice President at IBM, Operations Executive Officer at Embratel, member of TELERJ’s board of directors, member of TELESP’s board of directors and Operations Executive Officer at Standard Eléctrica S.A. He holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnológico de Aeronáutica.

Jose Formoso Martínez (54) has been a member of our board of directors since April 28, 2005. He holds a bachelor’s degree in Mechanical Engineering from Universidad La Salle, Mexico and a post-graduate degree in Corporate Management from the Instituto Panamericano de Alta Dirección de Empresas, Mexico. Currently, he is the Vice Chairman of Embratel’s board of directors and its Chief Executive Officer. His previous positions include Executive Officer at Telguas S.A, Managing Director at Cablevisión and operations manager and sales manager at Condumex.

Mauro Szwarcwald (61) has been a member of our board of directors since April 28, 2006. Currently he is Partner Director at Aplus Consultoria. Previously, he worked as Marketing Vice President at Oracle and Telemar. He also worked as Commercial Operations Executive Director at Xerox do Brasil. Mauro Szwarcwald has a Masters of Science in Mathematics and Statistics from the University of Rochester. He is an independent member of our board of directors.

Fernando Carlos Ceylão Filho (61) was a member of our Conselho Fiscal from October 2008 to 2011. Currently he is an independent consultant. Previously, Mr. Ceylão was CEO of Globalstar do Brasil S.A., a satellite communications service provider and worked as a director of Americel S.A. In 1969, Mr. Ceylão joined Embratel, occupying various management positions at financial and international departments. In 1995, Mr. Ceylão was a director of Fundação Embratel de Seguridade Social, the pension fund of Embratel. He holds a degree in Law from Universidade Federal do Rio de Janeiro and a MBA in Strategic Management from Fundação Getúlio Vargas/RJ.

  Isaac Berensztejn (58) has been a member of our board of directors since April 2, 2007. Isaac Berensztejn has been Embratel’s Chief Financial Officer since August 2004. Previously he was the Chief Financial Officer of StarOne for three years. Prior to that he was the Chief Financial Officer of Telecomunicações do Rio de Janeiro S.A. and Telemar Norte Leste S.A. He graduated in Telecommunicastions Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a Master of Science degree in Production Engineering from COPPE/UFRJ and an Executive MBA from COPPE-AD/UFRJ.

Antonio Oscar de Carvalho Petersen Filho (41) is a member of the Board of Directors of Embratel Participações S.A., member of the Board of Directors of Empresa Brasileira de Telecomunicações S.A. – Embratel, member of the Board of Directors of Star One S. A., President of Instituto Embratel 21 and Executive Officer at Empresa Brasileira de Telecomunicações S.A. – Embratel.  He was the Executive Officer of Legal and Corporate Affairs at Empresa Brasileira de Telecomunicações S.A. – Embratel, Officer at the Brazilian Association of Information Technology and Telecommunications Law – ABDI, Regulatory Legal Officer at Empresa Brasileira de Telecomunicações S.A. – Embratel and Partner at the law firm Carvalho de Freitas e Ferreira Advogados Associados. Mr. Filho holds a degree in Law from the Law Faculty of the Pontifical Catholic University of São Paulo, with emphasis in public international law, international commercial law and economic law, and Economic Sciences from Armando Álvares Penteado Foundation.  He also holds a graduate degree in Public Law from Brazilian Society of Public Law.

Antonio João Filho (57) held the position of Pay-TV Executive Officer at Embratel Group in 2008. Mr. Filho is an electric engineer with specialization in economics and administration.  Between 1976 and 1992, he worked in the area of implementation, operation and distribution of signals at Globo TV and its affiliate EPTV. Between 1993 and 1999, he implemented and managed Unicabo Group’s cable TV operations. As the founding Partner at Tele Design, he was its telecom officer between 1999 and 2003. Between 2003 and 2007 he was Vice Chief Operations Officer at Vivax. Institutionally, Mr. Filho is Technology Vice President at ABTA – Brazilian Association of Pay-TV and Pay-TV Officer at SET – Brazilian Society of Television Engineering.  He holds a degree in Electric Engineering from Engineering Faculty of São Paulo.

Carlos Hernán Zenteno de los Santos (42) started his career in the telecommunications market at IBM of Mexico. In 1992 and 1993, Mr. Santos started working at América Móvil, where he held the following positions: Customer Services and Operations Sub-Director, Telcel México; Project leader to implement GSM network, Telcel Mexico; Strategic Planning Sub-Director, Telcel Mexico; Chief Executive Officer,  Porta  Ecuador; Chief Executive Officer at Claro Argentina; Regional Officer at Claro Argentina-Uruguay-Paraguay until August 2010.  Mr. Santos is Chief Executive Officer at Claro Brasil as of September 2010.  He holds a degree in Electronic Engineering from Instituto Tecnológico y de Estudios Superiores de Occidente – ITESO, Guadalajara, Mexico.

José Antônio Guaraldi Félix (58) became Chief Executive Officer of Net Serviços in January 2008. Mr. Félix had been our Chief Operating Officer since May 2003. Previously, he was the Chief Operating Officer for five years and before a regional officer for two years at Net Serviços. Prior to that he was an officer of Net Sul, where he headed 16 operations in southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Félix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Félix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellogg School of Management in Chicago, and from Insead Business School in France.

Fiscal Council

We maintain a permanent Fiscal Council, or Conselho Fiscal, that acts as an Audit Committee and complies with Rule 10A-3 of the Exchange Act and the NASDAQ corporate governance rules. Under Brazilian corporate law, the Conselho Fiscal is a corporate body independent of the board of directors and independent auditors. The Conselho Fiscal’s primary responsibilities are to review management’s activities and the company’s financial statements and to report its findings to shareholders. See also “Item 16A. Audit Committee Financial Expert.”

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

Name	Position	Position Held Since	Current Term Expires
Martin Roberto Glogowsky	Chairman, Conselho Fiscal	July 12, 2005	April 30, 2014
Edison Giraldo	Director	April 23, 2013	April 30, 2014
João Adamo Junior	Director	April 30, 2012	April 30, 2014

Martin Roberto Glogowsky (59) has been a member of our Conselho Fiscal since July 2005. He joined Fundaçao Cesp in 1999 and he has been the Chief Executive Officer since May 2005. Previously, Mr. Glogowsky worked at Banco BBA and Banco Schahin Cury in the capital market department. Currently he is also member of several Boards of Directors, Fiscal Councils and Audit Committees for BM&FBovespa’s Novo Mercado companies. He holds a B.A. degree in Law from Pontifícia Universidade Católica de São Paulo and a Business Administration degree from  Fundação Getúlio Vargas.

Edison Giraldo (71)  holds a bachelor’s degree in Accounting from the Faculdade de Ciências Políticas e Econômicas of Rio de Janeiro, Brazil. He has previous experience as a member of the Fiscal Council and of the Audit Committee of Embratel Participações S.A. and worked in various roles at Cia. Brasileira de Petroleo Ipiranga, including as Auditor, Accountant, Accounting Division Manager, Corporate Accounting and Tax Advisory Manager and Coordinator for the Accounting and Tax Accountants Working Group formed by accountants of the Ipiranga Group. He has also been a member of the CANC - Audit and Accounting Standards of ABRASCA and a member of the Fiscal Councils of IBP - Brazilian Institute of Oil and Gas and of FFMB - Francisco Martins Bastos Foundation Private Pension. Mr. Giraldo is a retired professor of Tax Accounting at the UFF - Universidade Federal Fluminense and professor of graduate studies in Planning Accounting, Corporate and Tax at the UFF - Universidade Federal Fluminense.

João Adamo Júnior (43)  is currently a General Manager of More Invest Gestão de Recursos Ltda.  He is also a Member of the Executive Committee of Mainstay Interest Ltda. He was Director of Vision Brazil Investments from 2007 to 2009 and UBS from 2004 to 2007. From 1997 to 2004 he was CEO of Maxblue DTVM S.A. of Deutsche Bank and was an Associate at Bank Fenícia S.A. from 1992 to 1997. He holds a degree in Law from the Law School of Largo San Francisco and a degree in Business Administration from Fundação Getúlio Vargas. He is currently pursuing a master’s degree in Philosophy at Pontifícia Universidade Católica.

 Compensation Committee

We are currently not required to, and do not, maintain a compensation committee.

Executive Officers and Senior Managers

Our by-laws provide for a minimum of three and a maximum of four executive officers appointed by our board of directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations. Our executive officers must be residents of Brazil and may or may not be shareholders of Net Serviços. Currently, we employ four executive officers. In addition, we currently employ four senior managers that make significant contributions to our business.

Net Serviços’ executive officers are:

Name	Position	Position Held Since	Current Term Expires
José Antônio Guaraldi Félix	Chief Executive Officer	January 2008	February 2014
Roberto Catalão Cardoso	Chief Financial Officer	August 2010	February 2014
Rodrigo Marques de Oliveira	Chief Strategic Planning Officer	February 2012	February 2014
Daniel Feldmann Barros	Chief Operating Officer	February 2012	February 2014

José Antônio Guaraldi Félix (58) became Chief Executive Officer of Net Serviços in January 2008. Mr. Félix had been our Chief Operating Officer since May 2003. Previously, he was the Chief Operating Officer for five years and before a regional officer for two years at Net Serviços. Prior to that he was an officer of Net Sul, where he headed 16 operations in southern Brazil. Mr. Félix worked at RBS from 1980 to 1990, holding various positions in the operational area. Mr. Félix has a degree in Telecommunication Engineering from Pontifícia Universidade Católica do Rio Grande do Sul. Mr. Félix also graduated in Strategic Business Management from Fundação Dom Cabral, from Kellogg School of Management in Chicago, and from Insead Business School in France.

Roberto Catalão Cardoso (44)  has been our Chief Financial Officer since August 2010. Previously, he worked for seven years at Embratel, where he ultimately held the position of Controller and managed other activities in the financial and business units. At Embratel, Mr. Catalão was actively involved in issues related to the partnership established between Net Serviços and Embratel.  Before joining Embratel, Mr. Catalão worked in large and renowned international audit and consulting firms.  He started his career in Brazilian financial institutions. Mr. Catalão holds a bachelor’s degree in Accounting from the Universidade Federal of Rio de Janeiro and he graduated in Corporate Finance from the Pontifícia Universidade Católica of Rio de Janeiro

Rodrigo Marques de Oliveira (41) has been our Chief Strategic Planning Officer since December 2009. He served as our Financial Planning Officer since March 2004. Previously, he worked as Head of Research of Banco Santander Brazil for three years. Mr. Marques worked at Banco Bozano Simonsen from 1994 to 2000, as senior analyst and Head of Research. Mr. Marques has a degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro and holds the Chartered Financial Analyst, or CFA, designation.

Daniel Feldmann Barros (44) has been our Chief Operating Officer since December 2009. He served as our Regional Operating Officer for São Paulo since June 2005, during which time he was responsible for managing our operation in the city of São Paulo. Previously, he worked as Regional Operating Officer for 33 of our operations in different states. He worked at Net Sul in various positions in the operational units. Mr. Barros has a degree in Telecommunication Engineering from Universidade Federal de Santa Catarina and a degree in Business Administration from the University of California.

Indemnification

We currently provide insurance for our directors, executive officers and senior managers for indemnification by us or our subsidiaries against any liabilities incurred by the directors, executive officers and senior managers in their official capacity as such.

Compensation of Directors and Principal Executive Officers

All members of our board of directors and of our Conselho Fiscal are entitled to receive compensation in connection with their serving on our boards. Currently, two independent members of our board of directors and all members of our Conselho Fiscal receive compensation in connection with their serving on our boards.

For the year ended December 31, 2012, the aggregate compensation paid and benefits in kind granted by us to our independent directors, members of our Conselho Fiscal and our principal executive officers for services in all capacities was R$11.6 million.

Directors’ Service Contracts

Our directors and alternates are not subject to any service contracts with us or any of our subsidiaries.

Employees

All of our employees are located in Brazil. At December 31, 2012, we had 15,441 employees. At December 31, 2011 and 2010, we had 16,668 and 15,746 employees, respectively. We believe that our relations with our employees and the labor union named “Sindicato Nacional dos Trabalhadores em Empresas Prestadoras de Serviços e Operadoras de Sistemas de Televisão por Assinatura, a Cabo e MMDS” are generally good.

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

Variable Compensation Plan and Long-Term Incentive Plan

We currently have two complementary compensation plans as described below:

(i) a variable compensation plan, the “Plano de Participação nos Resultados,” or PPR. In accordance with a labor agreement with the union, we pay our employees up to 3.6 monthly wages if we achieve pre-determined financial and operational performance goals established in accordance with the annual goals approved by the board of directors. For a selected number of administrative members, directors and managers, we have individual agreements with individually established goals, which include reaching a certain target number pay-television and broadband Internet subscribers, free cash flow generation and customer satisfaction.

(ii) a retention plan was offered to a selected number of administrative employees, officers and managers, with the objective of retention. The expenses related to this plan have been accrued since its inception in 2008. This retention plan was implemented in 2008 in accordance with our previous long-term plan. Expenses are recognized on the accrual basis and the payments on a annual basis.

In 2012, we reached around 75% of the pre-determined goals, and amounts accrued in the total amount of R$122.5 million were paid on February 8, 2013.

Pension, Retirement and Similar Benefits

We currently do not have any pension or retirement plans for our employees.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

We have two classes of capital stock authorized and outstanding: common shares and preferred shares. Our common shares have full voting rights. Our preferred shares have voting rights in only limited circumstances. As of April 19, 2013, none of our outstanding common shares and approximately 0.2% of our outstanding preferred shares were held in the form of ADSs. On April 19, 2013, there were approximately 3,000 record holders of our preferred shares, including in the form of ADSs, in the United States.

Our controlling shareholder is América Móvil, which on April 19, 2013 indirectly held 92.2% of our common shares. During the three-month period ended March 31, 2012, Embrapar acquired indirect control over us, as a result of the acquisition of 1,077,520 common shares issued by GB, which directly controls us, previously held by Globo Group. The acquired shares represent 5.5% of the voting capital of GB and were subject to the Option, pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

On September 14, 2012, Embrapar announced that it had reached an agreement with Globo to implement a corporate reorganization involving the shares of GB and NET held by Embrapar, Embratel and Globo in order to address Anatel’s concerns about Globo, a Brazilian producer of cable television and other media content, being a part of the group controlling NET. On September 17, 2012, Globo, Embrapar and Embratel undertook the corporate reorganization, which resulted in Embrapar and Embratel no longer directly holding any shares in NET, and Globo no longer holding any interest in GB. After the restructuring, Embrapar and Embratel now hold 100% of the voting and total capital of GB. GB directly owns 89,446,769 common shares and 223,080,448 preferred shares of NET, representing 78.15% of NET’s common shares, 97.63% of its preferred shares and 91.1% of the total number of NET’s common shares and preferred shares.

América Móvil owns and operates the largest telecommunications system in Mexico. It is the sole provider of fixed line telephony services in Mexico and the leading provider of fixed local and long distance telephony services and Internet access in Mexico.

The acquisition by América Móvil, through Embrapar, of this additional interest in voting capital of GB constitutes an acquisition of a controlling interest in Net Serviços that, pursuant to our by-laws, and the applicable Brazilian laws and regulations, will require that Embrapar make an offer to purchase all of our outstanding common shares and preferred shares at a price equal to 100% of the price paid by Embrapar for such controlling interest. By acquiring our control, Embrapar aims to expand its operations, as well as the operations of its subsidiaries, in the Brazilian telecommunications market.

In March 2012, Embrapar announced that it intends to launch a unified tender offer for the acquisition of any and all of our common and preferred shares, including the shares represented by ADRs and the shares traded on LATIBEX. Embratel, Embrapar and GB are currently seeking to launch the unified tender offer, which would also result in NET’s delisting from the Level 2 differentiated corporate governance segment of the BM&FBovespa, following the CVM’s approval and registration.

On December 21, 2012, Embratel, Embrapar, GB and EG entered into the NET Shareholders’ Agreement, and Embratel, Embrapar, and Globo entered into the EG Shareholders’ Agreement. Each of the Shareholders’ Agreements were approved by Anatel and have replaced the previously existing shareholders’ agreements, as described below.

            The following table sets forth, as of April 23, 2013, information regarding the beneficial ownership of common shares and preferred shares by each person known by us to own beneficially more than 5% of any class of our equity securities. None of our major shareholders identified in this table has special voting rights.

	Common Shares		Preferred Shares		Total Shares
Name	Number	Percentage	Number	Percentage	Number	Percentage

GB Empreendimentos e Participações S.A.(1)	89,446,769	78.2%	223,080,448	97.6%	312,527,217	91.1%
Globo Comunicação e Participações S.A.	10,211,973	8.9%	1,000	0	10,212,973	3.0%
EG Participações S.A.	14,080,704	12.3%	0	0	14,080,704	4.1%

         (1)   GB is wholly-owned by Empratel and Embrapar, which are controlled by América Móvil.

As of April 23, 2013, Globo directly held 8.9% of our voting capital and Globo Group held 49.0% of the voting capital and 100% of the non-voting capital of EG Participações S.A. Globo is a Brazilian holding company controlled by the Marinho family with operations in Brazilian broadcast television, pay-television programming, magazine publishing and printing and interests in cable and satellite television.

As of April 23, 2013, non-affiliates owned 0.6% of our common shares and 2.4% of our preferred shares (including preferred shares represented by ADRs), amounting to 1.8% of our total capital stock.

Shareholders’ Agreements

On December 21, 2012, Embratel, Embrapar, GB and EG entered into the NET Shareholders’ Agreement, and Globo, Embratel and Embrapar entered into the EG Shareholders’ Agreement. We refer to these shareholders’ agreements together as the Shareholders’ Agreements. The Shareholders’ Agreements contain provisions relating to, among other things, the transfer of our shares and of the shares issued by EG, rights of first refusal, and governance.

Right of first refusal and transfer of shares. The Shareholders’ Agreements establish specific rules for the transfer of NET’s shares and EG’s shares. In the event that one or more shareholders party to either of the Shareholders’ Agreements wish to transfer their shares, the transferring shareholders are required to notify in writing the non-transferring shareholders party to such Shareholders’ Agreement in order to enable them to exercise their right of first refusal.

Under the Shareholders’ Agreements, transfers of NET’s shares or EG’s shares to NET’s competitors, as defined in the Shareholders’ Agreements, are not permitted. Furthermore, the shareholders party to the Shareholders’ Agreements may not encumber or otherwise create any liens on NET’s shares or EG’s shares, except under limited circumstances.

Previous meetings. The Shareholders’ Agreements provide that a meeting of the representatives of Globo, Embratel, Embrapar and GB must be held prior to each of NET, or any of NET’s subsidiaries’, general shareholders meetings or board of directors meetings at which certain matters (“Relevant Matters”) are to be considered. The prior meeting is to establish the position that will be adopted at the general shareholders meeting or board of directors meeting, as the case may be, by the shareholders party to the Shareholders’ Agreements. Relevant matters must be approved at a prior meeting by the affirmative vote of shareholders party to the Shareholders’ Agreements. The shareholders are then required to vote or instruct their respective directors to vote, as the case may be, in accordance with the outcome of the vote at such prior meeting.

 Material matters. The Shareholders’ Agreements require the approval of Globo, Embratel, Embrapar and GB at a prior meeting as described above for specified Relevant Matters. These Relevant Matters include certain extraordinary corporate transactions relating to NET, including certain business combinations, amendments to NET’s by-laws with respect to certain matters, amendments to any agreements with Globo, execution, renewal or amendment to agreements for the purchase of broadcasting rights from non-Brazilian providers and the exercise of NET’s voting rights in any company controlled by NET with respect to certain matters.

Tag-along rights. Under the Shareholders’ Agreements, in the event of a sale of control of NET by any shareholder party to the Shareholders’ Agreements, each of the other shareholders party to the Shareholders’ Agreements will have the right to require such selling shareholder to include in the sale such other shareholder’s shares of NET or EG, subject to the same price and payment conditions; provided that, if the number of shares of NET or EG, as the case may be, exceeds the number of shares the purchaser is willing to acquire, the number of shares of NET or EG, as the case may be, sold will be reduced proportionately for each selling shareholder.

Board of directors (Conselho de Administração).  The Shareholders’ Agreements require that NET’s board of directors be comprised of ten sitting members and an equal number of alternates. Currently, the board has ten sitting members and equal mumber of alternates who have been appointed (and can be dismissed) by Embrapar and Embratel. Additionally, in accordance with BM&FBovespa Level 2 listing requirements, at least two sitting members and two respective alternates must be independent.

Board of officers (Diretoria). The Shareholders’ Agreements provide that our board of officers and the board of officers of each company controlled by us should be professional, and have the structure currently foreseen in our by-laws and the by-laws of our subsidiaries.

Business covenants. Under the EG Shareholders’ Agreement and subject to certain ownership requirements, América Móvil agrees not to, and not to cause a related party to, own, conduct or participate in the management of any broadcast television or platform (other than NET’s) or content production businesses (other than those specified in the EG Shareholders’ Agreement) in Brazil. Under the NET Shareholders’ Agreement, Embrapar, Embratel and EG agree to prevent NET from extending a loan to any company that is not controlled by NET.

            Term. The Shareholders’ Agreements shall be valid and effective so long as Grupo Globo owns, directly or indirectly, at least 10,250,648 of EG’s shares, irrespective of the percentage ownership represented by such common shares.

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

Material Transactions with Related Parties

G2C Programming Agreement

On June 27, 2004, we entered into an amended programming agreement with NET Brasil, a wholly-owned subsidiary of Grupo Globo, whereby we obtained all of our programming from Brazilian sources through NET Brasil. Since then, we have obtained directly, for our own account and benefit, all international content from international programming suppliers. The amended programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement. In 2012, NET Brasil changed its name to G2C Globosat Comercialização de Conteúdos S.A (G2C). We pay G2C a fixed brokerage service fee equal to approximately R$160,000 per month, adjusted by the Consumer Price Index.

Pursuant to our programming agreements with G2C, we recognized expenses of R$1,200.8 million in 2012 (R$1,087.7 million in 2011), including programming from Globosat and the brokerage fee. Our liabilities to G2C are considered normal trading transactions and are classified as “accounts payable – programming suppliers” under current liabilities in the consolidated balance sheet in our audited consolidated financial statements included elsewhere herein.

Programming Guide

Our programming guide is produced by Editora Globo S.A., or Editora, a publishing company affiliated with Globo. In 2012 and 2011, we recognized expenses of R$6.1 million per year for the publication of our program guide.

Fixed Line Telephony and Small and Medium Business Services

In 2006, we entered into agreements with our shareholder Embratel to offer fixed line telephony services and small and medium business services. With these fixed line telephony services, we can offer triple-play (pay-television, broadband Internet and fixed line telephony) service for households that are covered by our bidirectional network. With these small and medium business services, we provide broadband Internet and fixed line telephony services for potential small- and medium-sized businesses that are covered by our bidirectional network. By offering such services, we intend to create synergies and increase the utilization and profitability of our existing infrastructure.

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

Net revenue from fixed line telephony services and small and medium business services amounted to R$703.5 million and R$572.7 million during the year ended December 31, 2012 and 2011, respectively.

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

On December 29, 2009, we entered into two indefeasible rights of use (IRU) agreements with Embratel, each with a term of five years beginning on December 1, 2009, to (i) use Embratel’s network for the provision of our broadband Internet service in exchange for a one-time payment in the amount of R$849.6 million; and (ii) allow Embratel to use our transmission capacity in local accesses in our hybrid fiber-coaxial network to provide fixed telephony services in exchange for a one-time payment in the amount of R$873.5 million. For financial accounting purposes, we have deferred both our rental expenses to Embratel and our rental revenue from Embratel under the IRU agreements. Such amounts are recognized monthly over the term of the IRU agreements.

Other transactions involving us and companies related to Embratel, such as: (i) private circuits for internal fixed line telephony services; and (ii) general fixed telephony services are provided at prices believed to be at market rates. The amount paid to Embratel for these services, together with bandwidth access to the Internet, totaled R$764.3 million in 2012 and R$531.9 million in 2011. The increase is primarily due to higher cost related to the bandwidth to access the Internet.

Optical Fiber Lease Agreement

On November 22, 2005, we entered into an agreement with Embratel pursuant to which we lease new and surplus optical fibers, including disconnected optical fibers, to Embratel for an initial term of 10 years. Lease payments under this Optical Fiber Lease Agreement are made on a monthly basis and are calculated based on use. The Optical Fiber Lease Agreement, as amended, prohibits Embratel from providing certain pay-television and residential Internet broadband services through the subject optical fibers and prohibits us from providing certain voice and corporate Internet broadband services through the subject optical fibers. Under the Optical Fiber Lease Agreement, Embratel has a right of first refusal to acquire our optical fiber network should we decide to sell it or any part thereof.

Financing Arrangements with Related Parties

Intercompany Loans with América Móvil

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resorces–Debt Financing–Intercompany Loans (Mutuos).”

Loan Agreement with Banco Inbursa S.A.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resorces–Debt Financing–Banco Inbursa S.A.”

ITEM 8.          FINANCIAL INFORMATION.

Our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended on December 31, 2012, 2011 and 2010 are included elsewhere in this Form 20-F.

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

	BM&FBovespa R$ per preferred share		NASDAQ US$ per ADS
Year	Low	High	Low	High
2008	9.86	26.06	3.88	15.80
2009	13.46	25.23	5.74	14.92
2010	16.76	25.11	9.10	14.76
2011	13.76	23.00	7.35	14.20
2012	18.16	27.40	9.71	13.75

	BM&FBovespa R$ per preferred share		NASDAQ US$ per ADS
	Low	High	Low	High
Quarter
2011:
First Quarter	13.76	23.00	8.37	14.20
Second Quarter	14.01	17.45	8.56	10.66
Third Quarter	14.00	16.46	7.55	10.59
Fourth Quarter	14.42	18.88	7.35	10.94
2012:
First Quarter	18.16	26.49	9.71	15.00
Second Quarter	25.80	27.00	12.55	14.24
Third Quarter	26.20	27.71	12.55	13.52
Fourth Quarter	26.76	27.90	12.74	13.49

Month

October 2012	26.76	27.30	12.89	13.47
November 2012	27.10	27.47	12.79	13.33
December 2012	27.23	27.90	12.74	13.49
January 2013	27.21	28.50	13.14	13.90
February 2013	27.51	28.69	13.58	14.75
March 2013	28.00	29.40	13.93	14.74
April 2013 (through April, 19)	28.88	30.50	14.01	15.50

 Trading Markets

NASDAQ Global Market

The primary market for our preferred shares held in the form of ADSs is the NASDAQ Global Market. On December 31, 2012, there were 0.8 million ADSs outstanding. The average daily trading volume of the ADSs on the NASDAQ Global Market during 2012 was US$84,831 or 6,598 ADSs.

Brazilian Stock Exchanges

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

Redemption Provision

Our by-laws do not contain a redemption provision. However, our shareholders, acting at a general shareholders’ meeting, may elect to effect a redemption of our outstanding shares subject to the satisfaction of certain requirements.

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

Shareholders’ Meetings

Shareholders’ meetings are typically held at our principal office. Shareholders’ meetings are called by publication of a notice in the Diário Oficial, the Brazilian official gazette, and in the Brazilian newspaper Valor Econômico. Our annual shareholders’ meeting must be held during the first four months after the end of the fiscal year and must be convened on not less than fifteen days’ notice. At the annual shareholders’ meeting, the annual report, including a report on our activities during the previous year and our audited financial statements, is presented to the shareholders for examination, discussion and approval. Brazilian corporate law requires that if the board of directors fails to call a shareholders’ meeting within eight days after the receipt of a proper request for such a meeting, an extraordinary meeting may be called upon the request of the Conselho Fiscal (if any) or shareholders holding at least 5% of our share capital. If the board of directors fails to call a shareholders’ meeting within 60 days after the receipt of a proper request for such a meeting, any shareholder may call an extraordinary meeting.

Pursuant to our shareholders’ agreements, and depending on the subject to be decided, our major shareholders are required to vote in accordance with voting decisions made in their previous meetings. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements.”

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

Transfer of Shares; Limitations on Shareholdings

There are no restrictions on the transferability of our common shares, except as provided under applicable law, in our by-laws or in our shareholders’ agreements. CVM has issued rules providing that whenever a controlling shareholder makes a purchase of any class of shares (or securities convertible into shares) that results in an increase (or a potential increase) by at least 5% of a company’s share capital, the controlling shareholder must immediately provide notice of such purchase to CVM, the stock exchange and the over-the-counter market in which the company’s securities trade. In addition, current CVM regulations require that the controlling shareholder must effect a public offering whenever it purchases shares representing more than one-third of the outstanding shares of any class or type, if such acquisition of shares was not already effected through a public offering.

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

Capitalization

As of December 31, 2012, our capital stock amounted to R$5.6 billion, of which R$12.6 million has not been paid in. As of December 31, 2012, our corporate capital consisted of 114,459,685 common shares and 228,503,916 preferred shares. Pursuant to our by-laws, the board of directors may increase our corporate capital up to a maximum amount of R$6.5 billion. This capital increase may be completed without amending our by-laws or obtaining prior shareholder approval and without maintaining the existing proportion among our classes of shares, subject to the applicable limitations under Brazilian law.

Material Contracts

Shareholders Agreement

Our major shareholders are party to two shareholders’ agreements with respect to their ownership of our shares. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreements” for additional details about the shareholders’ agreements.

G2C Programming Agreement

On June 27, 2004, we entered into an amended programming agreement with NET Brasil, a wholly-owned subsidiary of Grupo Globo, whereby we obtained all of our programming from Brazilian sources through NET Brasil. Since then, we have obtained directly, for our own account and benefit, all international content from international programming suppliers. The amended programming agreement has a term of ten years but will be automatically renewed unless one party notifies the other of its intent to terminate the agreement at least six months prior to the ten year anniversary of the agreement. In 2012, NET Brasil changed its name to G2C Globosat Comercialização de Conteúdos S.A (G2C). We pay G2C a fixed brokerage service fee equal to approximately R$160,000 per month, adjusted by the Consumer Price Index.

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Related Parties—G2C Programming Agreement.”

Embratel Indefeasible Right of Use Agreements

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Related Parties —Internet Services and IRU Agreements.”

Fixed Line Telephony Offer Agreement

See “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions—Material Transactions with Related Parties —Fixed Line Telephony and Small and Medium Business Services.”

Optical Fiber Lease Agreement

See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Material Transactions with Related Parties —Optical Fiber Lease Agreement.”

Exchange Controls

 Under Brazilian corporate law, there are no restrictions on ownership of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank of Brazil. These restrictions on the remittance of foreign capital abroad could hinder or prevent the depositary bank and its agents for the preferred shares represented by ADSs from converting dividends, distributions or the proceeds from any sale of preferred shares, common shares or rights, as the case may be, into U.S. dollars and remitting such amounts abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADRs.

             Under Resolution No. 2,689/2000 of the CMN, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689/2000, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

             Under Resolution No. 2,689/2000, a foreign investor must:

(1) appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

(2) complete the appropriate foreign investor registration form,

(3) register as a foreign investor with the CVM, and register its foreign investment with the Central Bank of Brazil, and

(4) appoint a custodian, duly licensed by the Central Bank of Brazil, if the Brazilian representative in item (1) is not a financial institution.

             Resolution No. 2,689/2000 specifies the manner of custody and the permitted means for trading securities held by foreign investors under the resolution.

             Moreover, the offshore transfer or assignment of securities or other financial assets held by foreign investors pursuant to Resolution No. 2,689/2000 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

             Resolution No. 1,927/1992 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It provides that the proceeds from the sale of ADSs by holders of ADRs outside Brazil are not subject to Brazilian foreign investment controls and holders of ADSs who are not residents of a low-tax jurisdiction (país com tributação favorecida), as defined by Brazilian law, will be entitled to favorable tax treatment.

             An electronic registration has been issued to the custodian in the name of the depositary with respect to the ADSs. Pursuant to this electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the underlying shares into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, the holder must, within five business days, seek to obtain its own electronic registration with the Central Bank of Brazil under Law No. 4,131/1962 and Resolution No. 2,689/2000. Thereafter, unless the holder has registered its investment with the Central Bank of Brazil, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares.

             Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. In the event the custodian is prevented from converting and remitting amounts owed to foreign investors, the custodian will hold the reais  it cannot convert for the account of the holders of ADRs who have not been paid. The depositary will not invest the reais  and will not be liable for interest on those amounts. Any reais  so held will be subject to devaluation risk against the U.S. dollar.

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

•                     a contingency reserve for anticipated losses; and

•                     an unrealized revenue reserve.

We are required to maintain a legal reserve, to which we must allocate each fiscal year 5% of net profits for such year until the amount reserved equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in any fiscal year in which the legal reserve, when added to our other established capital reserves, would exceed 30% of our capital. Net losses, if any, may be charged against the legal reserve. At December 31, 2012, our legal reserve had a zero balance.

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

At December 31, 2012, we had no investment reserve.

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

Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs.  You should know that this summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of preferred shares or ADSs.

Holders of preferred shares or ADSs should consult their own tax advisers to discuss the tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or other national tax laws.

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

Discussion on Nil or Low Tax Jurisdictions and on Tax Favorable Jurisdictions. As of January 1, 2009, Law No. 11,727, as amended, introduced the concept of a “Privileged Tax Regime”, and defined it as a tax regime that (1) does not tax income or taxes income at a maximum rate lower than 20%; or (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or location or (b) conditioned on the non-exercise of a substantial economic activity in the country or location; or (3) does not tax income earned outside of the respective country or location or taxes such income at a maximum rate lower than 20%; or (4) does not allow access to information related to shareholder composition, ownership of assets and rights, or economic transactions that are carried out.

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

Tax of Foreign Exchange Transactions, or IOF/Câmbio. The liquidation of foreign exchange agreements related to the conversion of Brazilian currency into non-Brazilian currency, and vice-versa, is subject to the IOF/Câmbio. The rate currently applicable to most types of foreign exchange agreements is 0.38%. As of October 20, 2009 through October 18, 2010 the IOF rate was raised to 2% in exchange transactions for entry of funds in Brazil carried out by foreign investors to be invested in financial and capital markets. On October 19, 2010, the IOF tax rate on such transactions was increased to 6%. Foreign exchange transactions related to outflows of proceeds from Brazil in connection with investments made by foreign investors in the Brazilian financial and capital markets are subject to the IOF/Câmbio at a zero percent rate. This zero percent rate applies to payments of dividends and interest on capital distributions received by foreign investors with respect to investments in the Brazilian financial and capital markets.

On the liquidation of the exchange transactions contracted by foreigner investors, the IOF is charged, among others, at a:

(i)                    6% rate on the entry of the sources into Brazil, including simultaneous transactions for constitution of guarantee margin (initial or additional) charged on the stock exchange;

(ii)                  0% rate related to transfers from abroad of sources for application in Brazil on variable income through the stock exchange (as regulated by CMN, and liquidation occurred from December 1, 2011).

(iii)                0% rate on the entry of sources into Brazil for acquisition of shares on tender offers or for subscription of shares (in both cases if the company issuing is registered for negotiation of the shares in stock exchange and liquidation occurred from December 1, 2011).

There is also a 0% rate applicable on the liquidation of simultaneous transactions of exchange contracts from December 1, 2011, on either of the entry of funds into Brazil from the cancelation of depositary receipts, for investments in stocks negotiated in stock exchange, or on the entry in Brazil of investments prompted by the change of the foreign investor regime (from investments under Law No. 4,131) for investments on negotiable stocks in stock exchange (as regulated by the CMN).

In March of 2011, the rate of IOF was raised to 6% for the liquidations of exchange transactions, when the funds enter in Brazil (including simultaneous transactions) related to external loans subject to registration with the Central Bank, contracted directly or from the issuance of titles in the international market with the average due date minimum of:

•     Up to 360 days, on transactions contracted from March of 2011;

•     Up to 720 days on transactions contracted from April of 2011;

•     Up to 1,095 days on transactions contracted from March 1, 2012;

•     Up to 1,800 days on transactions contracted from March 12, 2012;

•     Up to 365 days on transactions from December 4, 2012 until the present date.

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

The IOF rate is reduced to 0% on transactions with contracts of derivatives to cover risks related to the oscillation of price in foreign currency, from contracts of exportation signed with a person or entity domiciled in Brazil, or on all other transactions with contracts of financial derivatives.  Several requirements have to be met to receive the exemption from the IOF rate in transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals.

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

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the acquisition, holding or disposition of the preferred shares or ADSs.  This summary applies to U.S. holders, as defined below, who hold their preferred shares or ADSs as capital assets and does not apply to special classes of holders, such as:

•          certain financial institutions,

•          insurance companies,

•          dealers in securities or foreign currencies,

•          tax-exempt organizations,

•           securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis,

•           persons holding preferred shares or ADSs as part of hedge, straddle, conversion or other integrated financial transactions for tax purposes,

•           holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar,

•           partnerships or other holders treated as “pass-through entities” for U.S. federal income tax purposes,

•          persons subject to the alternative minimum tax, or

•          persons owning, actually or constructively, 10% or more of our voting shares.

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect on the date hereof.  These authorities are subject to differing interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.  There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein or that a court will not sustain such a challenge in the event of litigation.  This summary does not address any aspect of state, local or non-U.S. tax law.

YOU SHOULD CONSULT YOUR TAX ADVISERS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION.

This discussion is also based, in part, on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

•          a citizen or resident alien individual of the United States,

•          a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or

•          otherwise subject to U.S. federal income taxation on a net income basis with respect to the preferred shares or ADSs.

The term U.S. holder also includes certain former citizens of the United States.

In general, if you are the beneficial owner of American depositary receipts evidencing ADSs, you will be treated as the beneficial owner of the preferred shares represented by those ADSs for U.S. federal income tax purposes.  Deposits and withdrawals of preferred shares by you in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.  Your tax basis in such preferred shares will be the same as your tax basis in such ADSs, and the holding period in which preferred shares will include the holding period in such ADSs.

Taxation of Dividends

The gross amount of a distribution paid on ADSs or preferred shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be taxable to you as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under U.S. federal income tax law.  The amount of any such distribution will include the amount of Brazilian withholding taxes, if any, withheld on the amount distributed.  To the extent that a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated as a nontaxable return of capital to the extent of your basis in the ADSs or preferred shares, as the case may be, with respect to which such distribution is made, and thereafter as a capital gain.

You will be required to include dividends paid in reais in income in an amount equal to their U.S. dollar value calculated by reference to an exchange rate in effect on the date such distribution is received by the depositary, in the case of ADSs, or by you, in the case of preferred shares.  If the depositary or you do not convert such reais into U.S. dollars on the date they are received, it is possible that you will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars.  If you hold ADSs, you will be considered to receive a dividend when the dividend is received by the depositary.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain noncorporate taxpayers, including individuals, will be subject to taxation at the preferential rates applicable to long-term capital gains if the dividends are “qualified dividends.”  Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the Nasdaq Stock Market’s Global Market, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate becoming a PFIC for our 2013 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends (and therefore whether such dividends will qualify for the preferential rates of taxation applicable to long-term capital gains), because the preferred shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, it is unclear whether we will be able to comply with them.  You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in light of your own particular circumstances.

Subject to generally applicable limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Brazilian income taxes withheld by us.  You must satisfy minimum holding period requirements to be eligible to claim a foreign tax credit for Brazilian taxes withheld on dividends.  The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income.  For this purpose dividends paid by us on our shares will generally constitute “passive income.”  Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial.  You should consult your own tax advisers concerning the implications of these rules in light of your particular circumstances.

Taxation of Capital Gains

Upon a sale or exchange of preferred shares or ADSs, you will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the preferred shares or ADSs.  This gain or loss will be long-term capital gain or loss if your holding period in the preferred shares or ADSs exceeds one year.  The net amount of long-term capital gain recognized by individual U.S. holders generally is subject to taxation at preferential rates.  Your ability to use capital losses to offset income is subject to limitations.

Any gain or loss will be U.S. source gain or loss for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of ADSs or preferred shares, and you do not receive significant foreign source income from other sources you may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  You should consult your own tax adviser regarding the application of the foreign tax credit rules to your investment in, and disposition of, ADSs or preferred shares.

If a Brazilian tax is withheld on the sale or disposition of shares, the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax.  See Material Brazilian Tax Considerations above.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with distributions on the preferred shares or ADSs and the proceeds from their sale or other disposition.  You may be subject to United States backup withholding tax on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding.  If you are required to make such a certification or to establish such an exemption, you generally must do so on IRS Form W-9.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

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

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In addition to the following information about market risk, see note 23 to our 2012 consolidated financial statements.

Foreign Exchange Risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.

A substantial portion of capital expenditures, including network equipment costs, and  48.8% of our indebtedness was denominated in or indexed to the U.S. dollar, as of December 31, 2012. Substantially all of our revenues are denominated in Brazilian Reais. As a result, we are exposed to currency exchange risks, which may adversely affect our business, financial condition and results of operations. As part of a program to hedge part of our capital expenditures and interest expense linked to the U.S. dollar, as of December 31, 2012, we were a party to certain swap agreements. See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Off-Balance Sheet Arrangements” and “Item 10. Additional Information—Exchange Controls” Based on the level and characteristics of our debt indexed to the U.S. dollar, the result from a hypothetical depreciation of the Brazilian Real to R$2.4522 per US$1.00, or 20% depreciation compared to the exchange rate as of December 31, 2012, would be a decrease of R$188.7 million in our profit before income taxes. The details of this analysis, which may differ from actual results, are as follows:

	Total U.S. Denominated debt as of December 31, 2012	Real depreciation from Exchange rate of R$2.0435 per US$1.00 to R$2.4522 per US$ 1.00	Market risk – Impact on Foreign Exchange Losses on loans

	(R$ in millions)	(%)	(R$ in millions)
U.S. Dollar Denominated
Debt:
Loan Agreement with
Banco Inbursa	206.7	20.0	(41.3)
Global Notes 2020	737.1	20.0	(147.4)

Total	943.8		(188.7)

Interest Rate Risk

Interest rate risk is the effect on our financial results of an increase in interest rates on our floating rate debt indexed to CDI or TJLP. Based on the level and characteristics of our debt, a hypothetical 10% increase in interest rates would result in a decrease of R$11.1 million in our income before income taxes. The details of this analysis, which may differ from actual results, are as follows:

	Total debt as of December 31, 2012	10% interest Rate increase	Market risk – Impact on intererest expense on third party borrowings
	(in millions of Reais)	(percentage)	(in millions of Reais)
Floating Rate Debt
FINAME (1)	302.3	0.55	(1.66)
América Móvil S.A.B. de C.V. (2)	686.7	0.69	(4.74)
Comercial Paper (3)	686.6	0.69	(4.74)
Total	1,675.6		(11.14)

(1)    Indexed to TJLP plus a spread of 3.15% per year or fixed rate between 4.5% and 8.65% per year. TJLP was at 5.5% as of December 31, 2012.

(2)     Indexed to CDI plus a spread of 1.08% per year. CDI was 6.9% as of December 31, 2012.

(3)   Indexed to CDI plus a spread of 3.5% per year. CDI was 6.9% as of December 31, 2012.

The percentages and amounts of our debt subject to floating interest rates as of December 31, 2012 were as follows:

	Percentage of total debt(*)	Amount in R$ millions

Floating Rate Debt:
Denominated in Reais	64.0%	1,675.6

(*) Including intercomany loans with América Móvil

Our floating interest rate exposure is primarily subject to the variations of CDI, as well as to TJLP.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Item 12.A.            Debt Securities

Not applicable.

Item 12.B.            Warrants and Rights

Not applicable.

Item 12.C.            Other Securities

Not applicable.

Item 12.D.            American Depositary Shares

    JPMorgan Chase Bank, N.A., or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$0.02 per ADS (to the extent not prohibited by stock exchange rules) for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Any cash distribution to ADS holders	US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)
Transfer on register	US$1.50 per ADS (to the extent not prohibited by stock exchange rules)
Delivery of deposited securities	Delivery fees

In addition, holders may be required to pay a fee for the distribution or sale of securities or net cash proceeds distributed to holders of deposited securities which are distributed by the Depositary to ADR holders. Such fee would be for an amount equal to the fee for the execution and delivery of ADSs that would be charged as if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs.

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include, among others, investor relations expenses (including marketing, investor events, training expenses, conference fees, and travel expenses), exchange application and listing fees, establishment and maintenance expenses of the ADS program, standard out-of-pocket maintenance costs for the ADSs, legal and accounting expenses, corporate governance expenses, consulting services and additional payments based on any applicable performance indicators related to the ADR facility. The amount of reimbursement available to us is not calculated based on the fees the Depositary collects from investors. In 2012, we did not receive any payments from the Depositary.

Part II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting; Attestation Report of the Registrant Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, as stated in its attestation report which is included under Item 18 in this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Our management identified no change in our internal control during the fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT.

Our Conselho Fiscal has one “audit committee financial expert,” as defined in Item 16A of Form 20-F under the Exchange Act. Our financial expert is Mr. Martin Roberto Glogowsky and he is independent as defined by Rule 10A-3 of the Exchange Act.

ITEM 16B.      CODE OF ETHICS.

We have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our code of ethics appears in both English and Portuguese on our website at http://ir.netservicos.com.br.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Ernst & Young Terco Auditores Independentes S.S. acted as our independent auditors for 2012 and 2011 in connection with our IFRS financial statements. The chart below sets forth the fees for services performed by Ernst & Young Terco Auditores Independentes S.S. for those years and breaks down the amounts by category of service in Reais:

	Total Fees
	(R$ in thousands)
	2012	2011
Audit Fees(1)	2,349.0	1,985.0
Tax Fees(2)	238.0	114.2
Total	2,587.0	2,099.2

(1)       Audit Fees

Audit fees include fees related to the audit of the Company’s financial statements as of December 31, 2012, the audit of the Company’s internal control over financial reporting as of December 31, 2012 and a special audit for the period ended October 30, 2012.

(2)       Tax Fees

Tax fees include fees for review of tax returns and compliance of selected legal entities in 2012 and 2011.

Pre-Approval Policies and Procedures

Our Conselho Fiscal serves as our audit committee for the purposes of the Sarbanes-Oxley Act of 2002.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

In lieu of appointing an audit committee composed of independent members of the Board of Directors, we have established a Conselho Fiscal, or fiscal council, in accordance with the applicable provisions of Brazilian corporate law, and provided the fiscal council with additional powers to permit it to meet the requirements of Exchange Act Rule 10A-3(c)(3).

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

Independent directors. Rule 5605(b)(1) requires that a majority of a listed company’s board of directors be comprised of independent directors. In lieu of complying with Rule 5605(b)(1), we follow Brazilian corporate law, which does not require us to have independent directors on our board of directors. However, as required by Level 2 of the BM&FBovespa’s Corporate Governance requirements, 20% of the members of our board of directors are independent.

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

Audit committee composition. Rule 5605(c) requires, among other things, that a listed company maintain an audit committee comprised of at least three members, each of whom must be independent as defined in the NASDAQ rules. In lieu of appointing an audit committee composed of independent members of the Board of Directors, we have established a Conselho Fiscal, or fiscal council, in accordance with the applicable provisions of Brazilian corporate law, and provided the fiscal council with additional powers to permit it to meet the requirements of Exchange Act Rule 10A-3(c)(3).  See “Item 6. Directors, Senior Management and Employees—Directors and Board Practices.”

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

ITEM 16H.          Mine and Safety Disclosure

Not applicable.

Part III

ITEM 17.              FINANCIAL STATEMENTS.

See “Item 18. Financial Statements.”

ITEM 18.              FINANCIAL STATEMENTS.

The following financial statements are filed as part of this Form 20-F, together with the reports of the Independent Registered Public Accounting Firm.

ITEM 19.        EXHIBITS

		Incorporated by Reference
Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit	Date Filed/ Furnished	Filed Herewith
1.1	Consolidated By-laws of Net Serviços de Comunicação S.A., as amended on April 5, 2012 (English-language translation)	20-F For 2011	0-28860	1.1	April 26, 2012
4.1

Shareholders’ Agreement, dated as of December 21, 2012, among Globo Comunicação e Participações S.A., Embratel Participações S.A., Empresa Brasileira de Telecomunicações S.A., GB Empreendimentos e Participações S.A. and EG Participações S.A. (English-language translation).

		6-K	0-28860		December 26, 2012
4.2

Shareholders’ Agreement, of EG dated as of December 21, 2012, among Globo Comunicação e Participações S.A., GB Empreendimentos e Participações S.A., EG Participações S.A., Embratel Parcipações S.A. and Empresa Brasileira de Telecomunicações S.A. (English-language translation).

		6-K	0-28860		December 27, 2012
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

		6-K	0-28860		August 5, 2010
4.5	Programming Agreement (Contrato de Comissão), dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	20-F for 2003	0-28860	4.2	June 30, 2004
4.6	Licensing Agreement, dated as of June 27, 2004, between Net Brasil S.A., Net Serviços de Comunicação S.A. and its Subsidiaries named therein (English-language translation).	Amendment No. 1 to F-4	333-120286	10.6	February 7, 2005
4.7	Services Agreement and Other Covenants with Empresa Brasileira de Telecomunicações S.A. – Embratel, dated as of December, 2006 (English-language translation).	20-F for 2007	0-28860	4.10	June 30, 2008
4.8	First addendum to the Services Agreement and Other Covenants with Embratel, dated July 31, 2007, with Embratel (English-language translation).	20-F for 2009	0-28860	4.5	May 21, 2010
4.9	Second addendum to the Services Agreement and Other Covenants with Embratel, dated April 4, 2008 with Embratel (English-language translation).	20-F for 2009	0-28860	4.6	May 21, 2010
4.10	Third addendum to the Services Agreement and Other Covenants with Embratel, dated September 25, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.7	May 21, 2010
4.11	Fourth addendum to the Services Agreement and Other Covenants with Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.8	May 21, 2010
4.12	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net Serviços, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.9	May 21, 2010

4.13	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net Serviços to be provided by Embratel, dated December 29, 2009, with Embratel (English-language translation).	20-F for 2009	0-28860	4.10	May 21, 2010
4.14	Telecommunication Service Agreement for provision of Internet services to be provided by Embratel, dated March 28, 2012, with Embratel (English-language translation))	20-F For 2011	0-28860	4.14	April 26, 2012
4.15	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated December 7, 2006, with Embratel (English-language translation).	20-F for 2009	0-28860	4.14	May 21, 2010
4.16	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants, dated April 18, 2008, with Embratel (English-language translation).	20-F for 2009	0-28860	4.15	May 21, 2010
4.17	Optical Fiber Lease Agreement, dated November 22, 2005 (English-language translation)	Schedule 14D-9	005-84654	e(18)	September 14, 2010
4.18	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English-language translation)	Schedule 14D-9	005-84654	e(19)	September 14, 2010
4.19	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net Serviços and the guarantor subsidiaries parties thereto.	Schedule 14D-9	005-84654	e(20)	September 14, 2010
8.1	List of Net Serviços de Comunicação S.A.’s Subsidiaries.					X
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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

 /s/ José Antonio Guaraldi Félix             .

Name: José Antonio Guaraldi Félix

Title: Chief Executive Officer

  /s/ Roberto Catalão Cardoso                  .

Name: Roberto Catalão Cardoso

Title: Chief Financial Officer

Date: April 23, 2013

Net Serviços de Comunicação S.A.

Consolidated Financial Statements

Years ended December 31, 2012, 2011 and 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011 and 2010

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2012, the Company’s internal control over financial reporting is effective.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young Terco Auditores Independentes S.S., the Company’s independent registered public accounting firm, as stated in their report which appears herein.

/s/ José Antonio Guaraldi Félix	/s/ Roberto Catalão Cardoso
José Antonio Guaraldi Felix	Roberto Catalão Cardoso
Chief Executive Officer	Chief Financial Officer

Date:  April 23, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2012 and 2011, and related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 of Net Serviços de Comunicação S.A. and our report dated April 23, 2013 expressed an unqualified opinion thereon.

São Paulo, Brazil, April 23, 2013

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

/s/ Leonardo Amaral Donato
Leonardo Amaral Donato
Accountant CRC-1RJ090794/O-0 ‘S’ SP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2013, expressed an unqualified opinion thereon.

São Paulo, Brazil, April 23, 2013

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

/s/ Leonardo Amaral Donato
Leonardo Amaral Donato
Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of income

Years ended December 31, 2012, 2011 and 2010

(In thousands of Reais, except for earnings per share)

	Notes	12/31/2012	12/31/2011	12/31/2010
Net revenues	4	7,939,196	6,695,885	5,405,669
Cost of services rendered	5 / 7	(5,029,267)	(4,146,951)	(3,346,818)
Gross profit		2,909,929	2,548,934	2,058,851

Operating expenses
Selling expenses	7	(907,322)	(720,030)	(594,470)
General and administrative expenses	7	(991,740)	(920,177)	(792,597)
Other	7	(77,684)	(28,798)	(13,725)
		(1,976,746)	(1,669,005)	(1,400,792)

Operating profit		933,183	879,929	658,059

Finance results
Finance expenses	6	(432,799)	(475,886)	(359,422)
Finance income	6	131,199	175,401	169,354
		(301,600)	(300,485)	(190,068)

Income before income taxes		631,583	579,444	467,991

Income taxes
Current	12	(86,240)	(99,911)	(78,063)
Deferred	12	(151,641)	(106,360)	(82,777)
		(237,881)	(206,271)	(160,840)
Net income		393,702	373,173	307,151

Basic and diluted earnings per share – common	22	1.08	1.02	0.84
Basic and diluted earnings per share – preferred	22	1.18	1.12	0.92

Net income for all years is fully attributable to the Company’s stockholders.

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of comprehensive income

Years ended December 31, 2012, 2011 and 2010

(In thousands of Reais)

	12/31/2012	12/31/2011	12/31/2010
Net income	393,702	373,173	307,151
Other comprehensive income	-	-	-
Comprehensive income	393,702	373,173	307,151

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated balance sheets

As at December 31, 2012 and 2011

(In thousands of Reais)

	Notes	12/31/2012	12/31/2011
ASSETS
Current
Cash and cash equivalents	8	38,404	721,178
Trade accounts receivable	9	757,254	507,711
Inventories	10	68,697	53,135
Recoverable taxes	12	77,115	115,717
Prepaid expenses		27,818	29,736
Prepaid rights for use	19	167,004	169,844
Other current assets		21,034	24,174
Total current assets		1,157,326	1,621,495

Non-current
Judicial deposits	11	123,396	97,338
Deferred taxes	12	283,824	301,495
Recoverable taxes	12	5,682	5,589
Prepaid rights for use	19	150,459	317,463
Other non-current assets		4,434	9,288
		567,795	731,173

Property, plant and equipment	14	5,594,753	4,122,766
Intangible assets	15	2,439,306	2,449,966

Total non-current assets		8,601,854	7,303,905

Total assets		9,759,180	8,925,400

	Notes	12/31/2012	12/31/2011
LIABILITIES
Current
Trade accounts payable	15	907,083	731,951
Accounts payable – programming suppliers	16	189,460	172,345
Taxes payable	12	93,994	94,435
Payroll and related charges		243,089	237,202
Debt	17	814,868	294,968
Related parties	18	127,142	84,490
Deferred revenues	18	201,283	207,299
Unrealized losses on derivatives	23 / 24	4,102	12,527
Other current liabilities		38,730	21,753
Total current liabilities		2,619,751	1,856,970

Non-current
Deferred taxes	12	164,422	30,503
Debt	17	1,117,969	1,874,414
Deferred revenues	18	201,099	404,636
Related parties	18	680,000	-
Provisions	19	375,753	551,278
Other non-current liabilities		18,645	19,760
Total non-current liabilities		2,557,888	2,880,591

Stockholders’ equity
Share capital	20	5,599,320	5,599,320
Capital reserves	20	152,122	153,168
Accumulated deficit		(1,169,901)	(1,564,649)
		4,581,541	4,187,839

Total liabilities and stockholders’ equity		9,759,180	8,925,400

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of changes in stockholders’ equity

Years ended December 31, 2012, 2011 and 2010

(In thousands of Reais)

	Number of shares (thousands)		Share capital
	Common	Preferred	Subscribed	To be paid in	Paid in	Capital reserves	Accumulated deficit	Total
Balances at December 31, 2009	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(2,244,973)	3,507,515

Net income	-	-	-	-	-	-	307,151	307,151

Balances at December 31, 2010	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,937,822)	3,814,666

Net income	-	-	-	-	-	-	373,173	373,173

Balances at December 31, 2011	114,460	228,504	5,612,243	(12,923)	5,599,320	153,168	(1,564,649)	4,187,839

Transfer of capital reserve not utilized to accumulated deficit						(1,046)	1,046	-

Net income	-	-	-	-	-	-	393,702	393,702

Balances at December 31, 2012	114,460	228,504	5,612,243	(12,923)	5,599,320	152,122	(1,169,901)	4,581,541

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Consolidated statements of cash flows

Years ended December 31, 2012, 2011 and 2010

 (In thousands of Reais)

	12/31/2012	12/31/2011	12/31/2010
Net cash flows from operating activities
Net income	393,702	373,173	307,151
Adjustments to reconcile net income to cash flow from operating activities
Monetary and exchange rate variations, net	103,969	102,264	(69,112)
Interest expense on debt	172,892	203,040	215,120
Depreciation and amortization	1,298,080	1,061,896	901,225
(Gain) losses on derivative financial instruments	(240)	16,978	65,915
Deferred income taxes	151,641	106,360	82,777
Loss (gain) on disposal of property, plant and equipment	3,076	(129)	(4,136)
Provisions	(192,346)	(42,286)	(44,399)

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(249,543)	(156,806)	(86,953)
(Increase) decrease in inventories	(15,562)	28,915	(23,287)
(Increase) decrease in recoverable taxes	91,990	54,835	7,833
(Increase) decrease in prepaid expenses	1,918	(2,303)	5,888
(Increase) decrease in other assets	(19,104)	(24,963)	(14,705)
Increase (decrease) in trade accounts payable and accounts payable – programming suppliers	192,247	320,617	53,568
Increase (decrease) in taxes payable	(442)	28,836	(7,257)
Increase (decrease) in payroll and related charges	5,887	64,170	(10,260)
Increase (decrease) in deferred revenues	(209,553)	(213,910)	(169,457)
Increase (decrease) in provisions and other	4,627	(38,793)	26,294
Net cash provided by operating activities	1,733,239	1,881,894	1,236,205

Cash flow from investing activities
Acquisition of property, plant and equipment and intangible assets	(2,593,399)	(1,660,193)	(1,249,895)
Cash proceeds from the sale of property, plant and equipment	186	2,507	2,890
Net cash used in investing activities	(2,593,213)	(1,657,686)	(1,247,005)

Cash flow from financing activities
Debt
Proceeds	687,057	221,197	103,630
Repayments of principal	(1,019,471)	(342,099)	(92,600)
Repayments of interest	(170,386)	(203,688)	(194,275)

Related parties
Proceeds	680,000	-	-
Net cash provided by (used in) financing activities	177,200	(324,590)	(183,245)

Net decrease in cash and cash equivalents	(682,774)	(100,382)	(194,045)

Cash and cash equivalents at the beginning of the year	721,178	821,560	1,015,605
Cash and cash equivalents at the end of the year	38,404	721,178	821,560
	(682,774)	(100,382)	(194,045)

Supplementary disclosure of cash flow information
Income taxes paid	88,773	106,259	100,356

See accompanying notes to the consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

1.      Corporate information

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange (“BM&FBOVESPA”), under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded at NASDAQ as American Depositary Shares (“ADS”) in the United States of America and it is subject to the regulations of the Securities and Exchange Commission (“SEC”). Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores (“CNMV”).

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1,356, in the city and estate of São Paulo.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), a subsidiary of América Móvil S.A.B. de C.V. (“América Móvil”), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company holds 100% interest in the subsidiaries: Net Brasília Ltda., Net Rio Ltda., Net São Paulo Ltda., Reyc Comércio e Participações Ltda., Jacareí Cabo Ltda., 614 TVH Vale Ltda., 614 Serviços de Internet Maceió Ltda., 614 Serviços de Internet João Pessoa Ltda. and Net Brasil Serviços de Televisão por Assinatura S.A..

In November 2012, the National Telecommunications Agency (“Anatel”) authorized the Company to provide services under the Conditional Access Services model (SEAC), through the migration of the Company’s cable and MMDs licenses to the new service. The authorization to operate under the SEAC model is nationwide and allows the Company to operate in any location within the Brazilian territory. In connection with this authorization, after complying with all existing legal requirements, the Company began to offer pay tv services in 44 other cities located in the states of São Paulo (certain cities in the countryside of São Paulo, Vale do Paraíba, among other cities), Rio de Janeiro (Baixada Fluminense region, Niterói and São Gonçalo), and other capitals and metropolitan regions in the North and Northeast of the country, such as Recife, Salvador, Sao Luis and Belém.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

1.      Corporate information – continued

The Company has an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus it is eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their articles of incorporation, Level 2 regulation, provisions of the Brazilian Corporate Law, standards published by National Monetary Council, the Brazilian Central Bank and the Brazilian Securities Commission, regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general are to be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

2.      Basis of preparation and presentation of the consolidated financial statements

The Company’s consolidated financial statements for the year ended December 31, 2012, 2011 and 2010 were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

2. Basis of preparation and presentation of the consolidated financial statements – continued

The consolidation process involves the consolidation of assets, liabilities, income and expenses, and the elimination of the following:

•      Net Serviços de Comunicação S.A.’s interest in share capital, reserves and retained earnings of subsidiaries;

•      Assets and liabilities resulting from transactions among the group of companies;

•      Revenues and expenses arising from transactions conducted among the group of companies.

The Company has adopted all standards, reviewed standards and interpretations issued by IASB that were effective for the year ended December 31, 2012.

Regarding pronouncements IAS 12 (R) – Income Taxes, IFRS 1 (R) – First-time Adoption of IFRS and IFRS 7 (R) – Financial Instruments: Disclosures, which were reviewed by the IASB and started being applied for the first time in 2012, they did not impact the Company’s consolidated financial statements at December 31, 2012 and for the year then ended.

In relation to the standards IAS 1 (R) – Presentation of Financial Statements, IAS 19 (R) – Employee Benefits, IAS 32 (R) – Financial Instruments: Presentation, IFRS 1 (R) – First-time Adoption of IFRS, IFRS 7 (R) – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments,  IFRS 10 – Consolidated Financial Statements,  IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IFRS 13 – Fair Value Measurement, IAS 27 – Separate Financial Statements (R) and IAS 28 – Investments in Associates and Joint Ventures (R), which were issued (new standards) and /or revised by the IASB prior to 2012 and whose applications become effective for fiscal years beginning on or after January 1, 2013, management expects that the adoption of such standards will not have a significant impact in the Company’s consolidated financial statements.

The Company's Board of Directors has power to amend the consolidated financial statements after its issuance. On April 23, 2013, the Company’s Board of Directors approved and authorized the issuance of the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3.      Summary of significant accounting policies

3.1 Foreign currency translation

The Company and its subsidiaries are located in and have their entire operations in Brazil.

The financial statements of each subsidiary included in the Company’s consolidation are prepared using the functional currency of each entity. The functional currency of an entity is the currency of the primary economic environment in which it operates. By defining the functional currency of each of its subsidiaries, management considered that the currency significantly influences the selling price of its services and the currency in which most of the cost of their inputs is paid or incurred. The consolidated financial statements are shown in Brazilian Reais (R$), which is the functional and reporting currency of Net Serviços de Comunicação S.A. and all subsidiaries.

Transactions in foreign currencies are initially recorded at the functional currency and recorded based on the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are recorded in the functional currency at the rate of exchange ruling at the reporting date. Gains and losses arising from differences in assets and liabilities in foreign currency at year end and the initial amount are recorded in the consolidated statement of income.

3.2 Revenue recognition

Revenues include subscribers' monthly fees, connection fees, pay-per-view, high-speed data and telephone services. Revenues are recorded when services are provided. Connection fees and direct selling expenses listed are deferred and amortized over the average estimated period that subscribers remain connected to the system.

Deferred revenue relates mainly to the prepayment of rights to use the Company’s fiber optic cable network to provide Net Fone services and rental revenue is released to the consolidated statement of income over the contractual period. Revenues related to special projects and access to the network are recognized based on the average estimated period subscribers are likely to remain connected to the system.

Rental income arising from operating leases of decoders and modems is accounted for on a straight-line basis over the lease terms.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3.      Summary of significant accounting policies – continued

3.2 Revenue recognition – continued

For all financial instruments measured at amortized cost and interest bearing financial assets, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of income.

3.3 Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value as are short-term items, if the effect is considered relevant in relation to the consolidated financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities. Based on the analyses carried out and management’s best estimate, the Company concluded that present value adjustment of current monetary assets and liabilities is not significant in relation to the overall consolidated financial statements; as such, no adjustment has been recorded.

3.4  Cash and cash equivalents

Cash and cash equivalents include cash, credit balances in bank accounts and highly liquid investments, readily convertible in a known cash amount, with insignificant risk of change in value. These investments are carried at cost plus interest to the date of the balance sheet and measured at fair value, with gain or loss recorded in the consolidated statement of income.

3.5 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and are non-interest bearing. The allowance for doubtful accounts is determined on the basis of the subscriber’s history of default and its amount is deemed sufficient to cover losses in the realization of accounts receivable. The average term for receipt from subscribers is approximately 30 days and any outstanding receivable older than 180 days is written off.

The allowance for doubtful accounts is comprised, substantially, of account balances that are due within 90 to180 days in arrears.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3.      Summary of significant accounting policies – continued

3.6 Inventories

Inventories are stated at the lower of net realizable value (estimated selling price in the ordinary course of business less estimated selling costs) and average cost. Provisions for slow moving or obsolete inventory items are recorded based on management’s best estimate.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost net of depreciation and impairment losses, if applicable. The cable network includes capitalized amounts related to services costs and other expenses incurred during the construction period.

Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, as disclosed in note 13. Subsequent costs are included in the residual value of the property, plant and equipment or recognized as a specific item, as applicable, only if the economic benefits associated with these items are probable and the amounts are reliably measured. The net book value of any replaced item is written-off.

Other repairs and maintenance are recognized directly in the consolidated statement of income, when incurred.

The residual values and estimated useful lives of property, plant and equipment are reviewed at the end of each fiscal year and adjusted prospectively, when necessary.

3.8 Intangible assets

Intangible assets are assessed as having finite or indefinite estimated useful lives. The cost of intangible assets acquired in a business combination is the fair value on the date of acquisition.

Intangible assets that have finite useful lives are amortized over their estimated useful lives, as disclosed in note 14.

The estimated useful lives of intangible assets with finite useful lives are reviewed at the end of each reporting period. The amortization expense of intangible assets with finite lives is recognized in the consolidated statement of income, in the expense category consistent with the function of the intangible asset.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3. Summary of significant accounting policies – continued

3.8 Intangible assets – continued

Intangible assets with indefinite useful lives are not amortized; instead they are tested for impairment annually at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired. The assessment of indefinite useful life is reviewed annually to determine whether it is still reasonable. Otherwise, the change in useful life from indefinite to finite is recorded prospectively.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net amount obtained from the sale and the carrying amount of the asset and are recognized in the consolidated statement of income at the moment the asset is written-off.

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

When the net book value of an asset exceeds its recoverable value, the impairment loss is recognized in the consolidated statement of income.

Except for the impairment of goodwill, reversal of losses previously recorded is allowed. The reversal in these circumstances is limited to the amortized balance of the asset as at the date of reversal, assuming that the reversal has not been registered.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3.      Summary of significant accounting policies – continued

3.10 Business combinations and goodwill – continued

Goodwill represents the excess of acquisition cost over the net fair value of assets acquired, liabilities assumed and identifiable contingent liabilities of an acquired subsidiary, at the acquisition date. If the cost of acquisition is less than the fair value of net assets acquired, the difference is recognized directly in the consolidated statement of income.

There have been no business combinations for the years ended December 31, 2012 and 2011.

3.11 Income taxes

Income tax and social contribution

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

A deferred tax asset shall be recognized for the tax losses carryforward and temporary differences to the extent that it is probable that future taxable profit will be available against which the tax losses carryforward and temporary differences can be utilized.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3.      Summary of significant accounting policies – continued

3.11 Income taxes – continued

Income tax and social contribution – continued

The Company offsets deferred tax assets and deferred tax liabilities if, and only if: (a) a legally enforceable right exists to set off current tax assets against current income tax liabilities; and (b) the deferred taxes assets and the deferred tax liabilities are related to the income tax levied by the same tax authority on either: (i) the same taxable entity; or (ii) different taxable entities that intend to settle tax liabilities and tax assets on a net basis, or to realize assets and settle liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities it are expected to be settled or recovered.

Tax on services rendered

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

•         Receivables and payables that are stated with the amount of  tax on services included; and

•         The net amount of tax on services rendered recoverable from, or payable to, the tax authorities is included as part of receivables or payables in the balance sheet.

3.12 Provisions

The Company recognizes provisions, which involves management’s judgment related to tax, labor, and civil contingencies, and respective lawyers’ fees, as a result of a past event, in which it is probable that an outflow of economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation. The Company is subject to various legal, civil and labor proceedings during the normal course of its operations. The Company’s probability loss assessment includes available evidence, hierarchy of the laws, available jurisprudence, as well as opinions from legal advisers. Provisions are reviewed and adjusted to consider changes in circumstances as statute of limitations, conclusions of tax audits or additional circumstances identified in base of new subjects or court decisions. The outcome can be different from the management’s estimates.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

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

Financial assets are initially recognized at fair value plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.                                     ..

Sales and purchases of financial assets that require delivery of assets within a established schedule by regulation or market convention (regular purchases) are recognized on transaction date, i.e. the date that the Company commits to purchase or sell asset.

The Company’s financial assets include cash and cash equivalents, trade accounts receivable, other current assets and derivative financial instruments.

Subsequent  measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are stated in the consolidated balance sheet at fair value, with the related gains and losses recognized in the consolidated statement of income. On December 31, 2012 and 2011, financial assets classified at fair value through profit or loss refers to derivative financial instruments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement –         continued

(i) Financial assets – continued

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that incurred. The amortization based on the effective interest rate method is included in finance income in the consolidated statement of income. Losses arising from impairment are recognized in the consolidated statement of income as finance expenses. As of December 31, 2012 and 2011, financial assets classified as receivables are trade accounts receivable.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. As of December 31, 2012 and 2011, the Company did not have any held-to-maturity investments.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are neither classified as financial assets at fair value through profit or loss, receivables or held-to-maturity investments. Available-for-sale financial assets include equity instruments and debt securities. As of December 31, 2012 and 2011, the Company did not have any available-for-sale financial assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

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

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(ii) Impairment of financial assets – continued

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the consolidated statement of income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

(ii) Impairment of financial assets

Financial assets carried at amortized cost – continued

Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is credited to finance expenses in the consolidated statement of income.

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

The Company’s financial liabilities include: (i) trade accounts payable; (ii) trade accounts payable - programming suppliers; (iii) other current liabilities; (iv) debt; and (v) derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include derivative financial instruments. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Gains or losses on liabilities held for trading are recognized in the consolidated statement of income. As of December 31, 2012 and 2011, the Company did not have any financial liabilities at fair value through profit or loss.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3. Summary of significant accounting policies – continued

3.13 Financial instruments – initial recognition and subsequent measurement – continued

      (iii) Financial liabilities – continued

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized, as well as during the amortization process through the effective interest rate method. As of December 31, 2012 and 2011, the Company had its debt instruments classified as loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

(iv) Derivative financial instruments

The Company is exposed to market risk arising from its operations, and it uses derivatives to minimize its exposure to such risks. The Company uses derivative financial instruments such as forward currency swaps. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in the fair value of derivatives are taken directly to the consolidated statement of income. Derivative instruments are classified as current or non-current or separated into a current and non-current portion based on an assessment of the underlying contracted cash flows.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

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

An analysis of fair values of financial instruments and further details as to how they are measured are provided in notes 23 and 24.

3.14 Lease agreements

Leases in which substantially all the risks and ownership of the asset are not assumed by the Company are classified as operating leases. Operating lease payments are recorded in the consolidated statement of income on a straight-line basis over the lease terms.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

3. Summary of significant accounting policies – continued

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

December 31, 2012, 2011 and 2010

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

c) Impairment test

The Company evaluates the existence of any impairment indicators for all long-lived assets at each closing date. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and when there are indicators of loss. Recoverable amounts are determined based on value in use calculations, using the premises of the discounted cash flows established by the management. Such calculations require the use of estimates, as detailed in note 14.

d) Provisions

Provisions, as described in note 19, are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of embodying economic benefits will be required to settle the obligation and a reasonable estimate can be made of the amount of this obligation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

4. Net revenues

	12/31/2012	12/31/2011	12/31/2010
Gross revenues	9,937,992	8,345,397	7,101,588
Taxes on rendering of services	(1,682,201)	(1,391,961)	(1,259,841)
Discounts and cancellations	(316,595)	(257,551)	(436,078)
Net revenues	7,939,196	6,695,885	5,405,669

Taxes on rendering of services consist primarily of ICMS – state value added tax (10% on Pay tv and 25.0% to 32.0% on broadband), ISS – municipal tax on rendering of services (2.0% to 5.0%) and the federal contributions on revenue related to PIS (0.65% or 1.65%) and COFINS (3.0% or 7.60%).

The Company’s revenues are related to services rendered in the Brazilian territory.

5. Cost of services rendered

	12/31/2012	12/31/2011	12/31/2010

Programming costs	(1,795,858)	(1,515,728)	(1,262,083)
Materials and maintenance	(91,783)	(74,672)	(62,785)
Personnel	(493,468)	(463,931)	(385,621)
Pole rental	(93,454)	(84,100)	(70,457)
Depreciation	(982,590)	(757,149)	(600,911)
Amortization	(166,886)	(166,347)	(166,284)
Third party service	(668,067)	(475,873)	(393,341)
Network electrical power	(57,158)	(44,040)	(27,495)
Telecommunications	(392,513)	(312,224)	(246,332)
Other	(287,490)	(252,887)	(131,509)
	(5,029,267)	(4,146,951)	(3,346,818)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

6. Finance results

	12/31/2012	12/31/2011	12/31/2010
Finance income:
Interest on cash equivalents	28,126	77,369	84,585
Interest on prepaid rights for use	51,916	49,224	46,672
Interest and fines from late payments	48,186	39,043	31,938
Other	2,971	9,765	6,159
	131,199	175,401	169,354
Finance expenses:
Finance charges on loans and debentures	(119,772)	(173,071)	(183,710)
Monetary exchange rate variation on debt	(59,338)	(68,950)	37,646
Finance charges and monetary exchange (*)	(191,830)	(138,827)	(75,215)
Finance charges and monetary variation on provisions, trade accounts payable and other (**)	1,571	(1,109)	(15,475)
Gains (losses) on derivatives	240	(16,978)	(65,915)
IOF tax on intercompany transactions	(7,036)	(12,949)	(23,343)
PIS and COFINS taxes on interest income	(8,325)	(9,598)	(11,041)
Financial discounts	(29,874)	(18,402)	(15,107)
Other	(18,435)	(36,002)	(7,262)
	(432,799)	(475,886)	(359,422)
Total	(301,600)	(300,485)	(190,068)

(*) During the years ended December 31, 2012, 2011 and 2010, finance charges and monetary exchange included: (i) R$53,377, R$50,609 and R$47,984, respectively, of interest expenses related to prepayment of the indefeasible right to use (IRU) with Empresa Brasileira de Telecomunicações S.A. (“Embratel”), a related party (note 19); and (ii) R$138,453, R$88,218 and R$27,231, respectively, of interest expense and US Dollar exchange rate variation related to amounts borrowed from Banco Inbursa S.A., a related party, and interest expense paid to Embratel and América Móvil.

(**) The amounts classified as “finance charges and monetary variation on provisions, trade accounts payable and other” relate to the net effect of the monetary variation of certain liabilities, such as withholding taxes applicable debt in foreign currencies and an ongoing dispute related to copyright payable.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

7. Expenses by nature

The Company presents its consolidated statement of income by function. The table below shows details by nature:

	12/31/2012	12/31/2011	12/31/2010
Programming costs	(1,795,858)	(1,515,728)	(1,262,083)
Other costs	(412,455)	(357,055)	(292,245)
Third party service	(1,320,093)	(973,701)	(795,416)
Depreciation and amortization	(1,298,080)	(1,061,896)	(901,225)
Payroll expenses	(923,889)	(901,171)	(750,843)
Telecommunication expenses	(392,513)	(213,224)	(246,332)
Commercial expenses	(350,980)	(294,401)	(256,398)
Other	(512,145)	(399,780)	(243,068)
	(7,006,013)	(5,815,956)	(4,747,610)
Classified as:
Cost of services rendered	(5,029,267)	(4,146,951)	(3,346,818)
Selling expenses	(907,322)	(720,030)	(594,470)
General and administrative expenses	(991,740)	(920,177)	(792,597)
Other	(77,684)	(28,798)	(13,725)
	(7,006,013)	(5,815,956)	(4,747,610)

8.  Cash and cash equivalents

	12/31/2012	12/31/2011
Cash and banks	28,051	32,346
Banking deposit certificates	4,337	3,417
Fixed-income investment funds	6,016	685,415
	38,404	721,178

Bank deposit certificates (CDBs) earn an average of 100 % of the Interbank Certificate of Deposit (CDI) rate (6.90% on December 31, 2012 and 10.87% on December 31, 2011). CDBs are highly liquid investments issued by first-line banks with floating interest rates based on the CDI rate. The Company has immediate and total access to these CDBs.

Fixed-income investment funds are represented by quotas in exclusive investment funds whose assets are mainly CDBs and government bonds. The Company has immediate and total access to these funds.

Cash and cash equivalents decreased in 2012 mainly due to the acquisition of property, equipment and intangible assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

9. Trade accounts receivables

	12/31/2012	12/31/2011
Trade accounts receivables	859,083	565,709
(-) Allowance for doubtful accounts	(101,829)	(57,998)
	757,254	507,711

Due dates of trade accounts receivables are as follows:

	12/31/2012	12/31/2011
Due	436,601	308,956

Overdue:
Up to 30 days	264,964	168,521
31 – 60 days	39,079	21,807
61 – 90 days	27,496	17,797
91- 180 days	90,943	48,628
	859,083	565,709

The average term for the receipt of subscriptions receivable is approximately 30 days. Allowance for doubtful accounts is comprised mainly by amounts overdue from 90 to 180 days. Amounts overdue by more than 180 days are written-off.

The continuity schedules of the allowance for doubtful accounts are shown below:

Balances at December 31, 2009	(42,171)
Additions	(41,311)
Write-offs	38,922
Balances at December 31, 2010	(44,560)
Additions	(52,071)
Write-offs	38,633
Balances at December 31, 2011	(57,998)
Additions	(104,477)
Write-offs	60,646
Balances at December 31, 2012	(101,829)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

10. Inventories

	12/31/2012	12/31/2011
Material for network maintenance	24,978	17,626
Material for technical assistance	43,719	35,509
	68,697	53,135

In the year ended December 31, 2012, the Company consumed R$91,783 (R$74,672 in 2011 and R$62,785 in 2010) of materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered.

11. Judicial deposits

The Company has judicial deposits related to the following:

	12/31/2012	12/31/2011
Labor	20,165	11,927
Civil	9,042	4,036
Lease of poles and ducts and copyright payable	65,973	59,616
Taxes	28,216	21,759
	123,396	97,338

12. Income taxes

a.    Income taxes expenses

	12/31/2012	12/31/2011	12/31/2010
Current income taxes expenses	(86,240)	(99,911)	(78,063)

Deferred income taxes:
Tax losses carryforward	(41,649)	(42,721)	(31,332)
Temporary differences:
Goodwill	(137,050)	(90,411)	(89,259)
Amortization of property, equipment and intangible assets	16,502	16,120	17,073
Provision and other	10,556	10,652	20,741
	(151,641)	(106,360)	(82,777)
Income taxes expenses	(237,881)	(206,271)	(160,840)

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34% in 2012, 2011 and 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

12. Income taxes – continued

a.    Income taxes expenses – continued

Amounts reported as income taxes expenses in the consolidated statement of income are reconciled to the statutory rates as follows:

	12/31/2012	12/31/2011	12/31/2010

Income before income taxes	631,583	579,444	467,991
Income taxes at the nominal rate of 34%	(214,738)	(197,011)	(159,117)

(Additions) / exclusions:
Permanent differences	(2,355)	(2,991)	(2,623)

Other reconciling items:
Unrecorded benefit from tax losses carryforward generated in the current year	(20,004)	(32,646)	(59,338)
Tax losses temporary differences generated (realized) in the current year, for which no deferred taxes have been recognized	(4,773)	22,636	45,614
Other	3,989	3,741	14,624
Income taxes for the year	(237,881)	(206,271)	(160,840)
Effective tax rate	(37.66%)	(35.60%)	(34.37%)

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to off-set future taxable income. Tax legislation enacted in 1995 limits the utilization of tax losses carryforward in a given year to 30% of taxable income.

Deferred tax assets are recognized are supported by projections of taxable income based on technical feasibility studies. These studies consider the Company’s history of profitability and the prospect of maintaining current profitability in the future as the basis for estimated recovery of credits within a period of not more than 10 years. The remaining deferred tax assets, which are based on temporary differences, mainly for tax and other provisions, were recognized based on expectations for their realization.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

12. Income taxes – continued

b.    Recoverable taxes, taxes payable and deferred income taxes

	12/31/2012	12/31/2011
Recoverable taxes:
Withhold income taxes	19,639	46,870
Other federal taxes	18,939	43,250
State taxes	36,245	29,889
Other	7,974	1,297
	82,797	121,306
Current	77,115	115,717
Non-current	5,682	5,589

Taxes payable:
Federal	63,366	60,387
State	26,555	29,633
Municipal	4,073	4,415
	93,994	94,435

Deferred taxes:
Assets:
Tax losses carryforward	214,967	256,616
Temporary differences:
Provisions	79,952	139,903
Allowance for doubtful accounts	36,174	22,184
Profit sharing	50,296	52,676
Foreign exchange and derivative losses	28,004	4,259
Property, equipment, inventories and trade accounts payables	77,668	42,994
Other	39	361
	272,133	262,377
	487,100	518,993

Liabilities:
Temporary differences
Goodwill	(233,578)	(96,528)
Intangible assets	(133,880)	(151,127)
Property and equipment	803	1,548
Other	(1,043)	(1,894)
	(367,698)	(248,001)
	119,402	270,992

Non-current assets	283,824	301,495
Non-current liabilities	(164,422)	(30,503)
	119,402	270,992

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

12. Income taxes – continued

b.    Recoverable taxes, taxes payable and deferred income taxes – continued

The continuity schedules of the deferred income taxes assets and liabilities are shown below:

Changes in deferred income taxes assets	Tax losses carryforward	Temporary differences	Total
Balances at December 31, 2011	256,616	44,879	301,495
Addition	-	190,447	190,447
Reductions	(41,649)	(180,692)	(222,341)
Reclassification of deferred tax liabilities	-	14,223	14,223
Balances at December 31, 2012	214,967	68,857	283,824

Changes in deferred income taxes liabilities	Temporary differences
Balances at December 31, 2011	30,503
Addition	136,804
Reductions	(17,108)
Reclassification of deferred tax assets	14,223
Balances at December 31, 2012	164,422

As of December 31, 2012, the estimation of realization of deferred tax assets, which is determined based on the projection of future taxable income, is as follows:

2013	216,030
2014	106,715
2015	56,275
2016	29,969
2017 to 2022	78,111
487,100

The estimates for recovery of deferred tax assets are reviewed at least once a year and are based on projections of taxable income considering several financial and business assumptions prevailing at December 31, 2012, which are the same used for the assessment of recovery of assets disclosed in note14. Consequently, these estimates may not realize in the future as expected due to the uncertainties inherent in these forecasts.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

12. Income taxes – continued

b.   Recoverable taxes, taxes payable and deferred income taxes – continued

The Company has tax losses carryforward to offset 30% of the annual taxable income, without expiration, for the following amounts:

12/31/2012			12/31/2011
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

2,510,402	2,833,622	-	2,803,040	3,258,005	-

Tax credit (25%/9%)

627,601	255,026	882,627	700,760	293,220	993,980

Recognized tax credit

(156,070)	(58,897)	(214,967)	(186,725)	(69,891)	(256,616)

Non-recognized tax credit

471,531	196,129	667,660	514,035	223,329	737,364

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

13. Property, plant and equipment

	Network	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Facilities and improvements	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2009	5,633,190	133,048	43,709	28,442	83,960	5,093	40,924	5,411	5,973,777
Additions	1,149,341	6,115	1,180	2,411	11,157	57	9,418	2,732	1,182,411
Transfers	(93)	3	(27)	32	(15)	-	-	-	(100)
Write-offs	(108,906)	(854)	-	(42)	(23)	(994)	(176)	-	(110,995)
Balances at December 31, 2010	6,673,532	138,312	44,862	30,843	95,079	4,156	50,166	8,143	7,045,093
Additions	1,558,537	15,488	660	1,658	2,737	555	4,348	-	1,583,983
Transfers	(1,452)	93	28	298	322	-	48	1	(662)
Write-offs	(48,079)	(3,836)	-	(28)	-	(808)	(206)	-	(52,957)
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457
Additions	2,401,365	60,690	216	2,176	5,621	74	10,228	1,414	2,481,784
Transfers	(9,113)	939	11	228	10,279	-	-	-	2,344
Write-offs	(41,548)	(4,611)	(137)	(76)	(2)	(1,048)	(13)	-	(47,435)
Balances at December 31, 2012	10,533,242	207,075	45,640	35,099	114,036	2,929	64,571	9,558	11,012,150

Accumulated depreciation
Depreciation rate per annum	8.33 to 20%	20 to 33.33%	10%	10%	4 to 25%	20%	20%	-
Balances at December 31, 2009	(2,994,474)	(94,916)	(31,901)	(17,719)	(43,778)	(3,943)	(20,511)	502	(3,206,740)
Additions	(593,672)	(17,868)	(2,766)	(2,081)	(4,351)	(497)	(7,045)	-	(628,280)
Transfers	62	(25)	(9)	(5)	14	-	-	-	37
Write-offs	110,299	854	-	19	13	878	177	-	112,240
Balances at December 31, 2010	(3,477,785)	(111,955)	(34,676)	(19,786)	(48,102)	(3,562)	(27,379)	502	(3,722,743)
Additions	(746,430)	(16,701)	(2,294)	(1,785)	(5,180)	(299)	(7,838)	-	(780,527)
Transfers	46	-	-	-	-	-	(46)	-	-
Write-offs	45,728	3,834	-	24	-	791	202	-	50,579
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)
Additions	(973,404)	(17,053)	(1,934)	(1,907)	(6,338)	(283)	(7,960)	-	(1,008,879)
Transfers	-	-	-	(74)	74	-	-	-	-
Write-offs	38,581	4,393	133	60	2	991	13	-	44,173
Balances at December 31, 2012	(5,113,264)	(137,482)	(38,771)	(23,468)	(59,544)	(2,362)	(43,008)	502	(5,417,397)

Net balances at December 31, 2010	3,195,747	26,357	10,186	11,057	46,977	594	22,787	8,645	3,322,350
Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766
Net balances at December 31, 2012	5,419,978	69,593	6,869	11,631	54,492	567	21,563	10,060	5,594,753

On December 31, 2012, R$169,993 (R$155,364 at December 31, 2011) from property, plant and equipment were provided as a guarantee of certain legal actions and labor claims. During the years ended on December 31, 2012 and 2011, the Company did not identify any indicators that property, plant and equipment may be impaired, as required by IAS 36, Impairment of assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

14. Intangible assets

	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Software	Customer portfolio	Other	Total
Balances at December 31, 2009	1,928,616	438,726	430,875	304,367	8,107	3,110,691
Additions	-	-	67,484	-	-	67,484
Transfers	-	-	100	-	-	100
Write-offs	-	-	(20,380)	-	-	(20,380)
Balances at December 31, 2010	1,928,616	438,726	478,079	304,367	8,107	3,157,895
Additions	-	-	68,826	-	7,384	76,210
Transfers	-	-	2,678	-	682	3,360
Write-offs	-	-	(10,480)	-	-	(10,480)
Balances at December 31, 2011	1,928,616	438,726	539,103	304,367	16,173	3,226,985
Additions	-	-	111,153	-	1,505	112,658
Balances at December 31, 2012	1,928,616	438,726	650,256	304,367	17,678	3,339,643

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%
Balances at December 31, 2009	(178,742)	(1,806)	(261,070)	(139,061)	(6,844)	(587,523)
Additions	-	-	(53,601)	(50,727)	(448)	(104,776)
Transfers	-	-	(36)	-	-	(36)
Write-offs	-	-	20,380	-	-	20,380
Balances at December 31, 2010	(178,742)	(1,806)	(294,327)	(189,788)	(7,292)	(671,955)
Additions	-	-	(64,294)	(50,728)	(522)	(115,544)
Transfers	-	-	169	-	(169)	-
Write-offs	-	-	10,480	-	-	10,480
Balances at December 31, 2011	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)
Additions	-	-	(71,301)	(50,729)	(1,288)	(123,318)
Balances at December 31, 2012	(178,742)	(1,806)	(419,273)	(291,245)	(9,271)	(900,337)

Net balances at December 31, 2010	1,749,874	436,920	183,752	114,579	815	2,485,940
Net balances at December 31, 2011	1,749,874	436,920	191,131	63,851	8,190	2,449,966
Net balances at December 31, 2012	1,749,874	437,382	230,983	13,122	8,407	2,439,306

The Company has goodwill arising from the excess of the purchase price over the fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability.

The licenses acquired in connection with business combinations and accounted for based on their fair values at their acquisition date are not amortized since they have an indefinite useful life. In the past, the indefinite useful life determination was based on the fact that these licenses were automatically renewable, as long as Company had met the mandatory requirements of Anatel. As described in note 1, in November 2012, all of the Company’s licenses migrated to the Conditional Access Service model (SEAC), which has no expiration dates. Thus, the indefinite useful life determination is still applicable in 2012.

Intangible assets with indefinite useful lives are represented mainly by software internally developed together with specialized companies or adapted for use of the Company based on existing softwares available in the market, which are, in both cases, amortized over 60 months, and by the customer portfolio, which is amortized over 72 months what reflects the average estimated period that subscribers remain connected to the system. The amortization expense is recorded as general and administrative expenses in the consolidated statement of income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

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

The process of evaluating the value in use includes the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions of cash flow and growth rate projections are based on the Company’s annual budget and long-term business plan approved by the Board of Directors. These assumptions consider also data market related from comparable public companies and they represent management’s best estimate of economic conditions of the cash generating unit.

Key assumptions for the value in use estimate, to which asset recovery is more sensitive, are described below:

•         Revenue – Revenues were projected on the basis of the Company’s budget of the next fiscal year and business plan covering the period of 2013 – 2017, taking into account the growth of the connected households base, the mix of multiservice offered to pay TV subscribers, broadband Internet and voice.

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

14. Intangible assets – continued

Estimated future cash flows were discounted at a single discount rate of twelve point eighty nine per cent in this fiscal year.

As a result of the impairment testing, management has concluded there has been no impairment of the Company’s intangible assets, even when considering conservative assumptions in a sensible adverse scenario.

15. Trade accounts payables

	12/31/2012	12/31/2011
Domestic suppliers	865,287	687,765
Foreign suppliers	41,796	44,186
	907,083	731,951

Trade accounts payable include a copyright payable due to ECAD, the Central Bureau of Collection and Distribution, a body that acts as legal representative of artists and authors in the collection and distribution of royalty payments due to them by the public disclosure of musical compositions in Brazil.

To conform with the presentation adopted in the current year, the comparative information of copyright payable as of December 31, 2011, which was previously disclosed separately in the consolidated balance sheet, has been reclassified to trade accounts payables.

Trade accounts payable do not bear interest and usually are settled in 30 days

16.  Accounts payables – programming suppliers

Description	12/31/2012		12/31/2011
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	101,448		102,146
DLA, Inc (Digital Latin America, LLC).	2,915	-	-

Third parties	85,097		70,199
	189,460		172,345

The table below shows programming costs incurred with third and related parties:

	Operating results
Companies	12/31/2012	12/31/2011	12/31/2010
Related parties
G2C Globosat Comercialização de Conteúdos S.A (*)	(1,198,900)	(1,085,859)	(905,929)
DLA, Inc (Digital Latin America, LLC).	(31,627)	-	-

Third parties	(565,331)	(429,869)	(356,154)

	(1,795,858)	(1,515,728)	(1,262,083)

(*) Formerly named Net Brasil S.A

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

16.  Accounts payables – programming suppliers – continued

The G2C Globosat Comercialização de Conteúdos S.A (G2C) serves as the agent and negotiates with producers and audiovisual programming suppliers for the acquisition of Brazilian content, obtaining best prices and payment conditions.

The acquisition contracts of Brazilian content, agreed between G2C and the respective programming suppliers are valid until November 2015.

Additionally, contracts for the acquisition of international program content are negotiated directly by the Company and are valid until 2015.

17. Debt

			Effective interest rate per annum
	Currency	Nominal interest rate per annum	12/31/2012	12/31/2011	12/31/2012			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	8.65%	9.15%	40,321	11,386	51,707	64,864	51,550	116,414
Finame PSI	R$	4.50 to 8.70%	5.10%	5.10%	58,886	191,708	250,594	47,644	244,142	291,786
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% to 2.55%	-	12.97%	-	-	-	2,292	120,000	122,292
					99,207	203,094	302,301	114,800	415,692	530,492
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	25,439	711,632	737,071	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9.26%	9.26%	3,473	203,243	206,716	6,519	372,491	379,010
					28,912	914,875	943,787	29,820	1,024,812	1,054,632

Total loans and financings					128,119	1,117,969	1,246,088	144,620	1,440,504	1,585,124

			Quantity
			12/31/2012	12/31/2011

Non-convertible debentures			-	58,000	-	-	-	150,348	433,910	584,258
Commercial paper			68	-	686,749	-	686,749	-	-	-
Total					814,868	1,117,969	1,932,837	294,968	1,874,414	2,169,382

a)  Loans and financing

Finame and Finame PSI

Since 2007, for the purpose of acquiring digital signal equipment, the Company has received financing using funds from Finame - Government Agency for Machinery and Equipment Financing. For the year ended December 31, 2012, funds raised under this program amounted to R$7,057 (R$221,197 in 2011 and R$103,630 in 2010). These contracts are subject to interest rate at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% per annum and fixed rates between 4.5%, 5.5% and 8.7% per annum, a five-year-term, and are collateralized by the assets financed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

17. Debt – continued

a)    Loans and financing – continued

Finame and Finame PSI – continued

During the year ended December 31, 2012, the Company amortized Finame and Finame PSI totaling R$111,821 (R$72,779 in2011).

Bank Credit Notes

During the year ended December 31, 2011, the Company amortized portion of this loan in the amount of R$25,000.

On May 18, 2012, the Company settled the Bank Credit Notes issued by Itaú BBA totaling R$121,196, of which R$120,000 refers to the principal amount, R$294 to interest and R$902 to premium paid to note holders for early settlement.

Global Notes 2020

On November 4, 2009, the Company issued Guaranteed Notes of US$350 million equivalent to R$593,425, with maturity in January 2020 and a nominal interest rate of 7.5% per annum, payable semiannually in January and July of each year.

The Notes are guaranteed by all the Company's subsidiaries and can be settled in total or partially at any time.

Banco Inbursa S.A.

On June 19, 2008, the Company executed a loan arrangement with Banco Inbursa S.A., a Mexican bank which is affiliated with the conglomerate Grupo Carso. Grupo Carso also includes Mexico’s national telephone company América Móvil Group, which is the ultimate indirect stockholder of the Company. The borrowing in the amount of US$200,000 (equivalent to R$319,520) is repayable in 3 annual installments on June 2017, 2018 and 2019.

Interest is payable semi-annually, on October 15 and April 15 of each year. The Company may, at its option, prepay the borrowing in whole or in part at any time as from June 2013. This borrowing is guaranteed by the Company and its subsidiaries.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

17. Debt – continued

a)    Loans and financing – continued

Banco Inbursa S.A. – continued

On December 26, 2012, the Company settled R$223,751 of this loan, of which R$207,650 (equivalent to US$ 100 million) for the principal and R$16,101 relating to premium and interest.

During the year ended at December 31, 2012, the Company paid interest in the amount of R$35,786 (R$30,781 in 2011).

b)       Debentures and commercial paper

Debentures

On December 1, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal amount, single series, par value, non-secured and subordinated type in the amount of R$580,000.

On September 23, 2009, as decided during the Company debenture holders’ meeting, the term of debentures was amended and repayments were rescheduled from December 1, 2013 to June 1, 2015, with annual amortization beginning on June 1, 2012. The following decisions were also approved at the meeting: (i) beginning October 1, 2009, debenture remuneration corresponded to 100% of the accumulated daily CDI variance plus a spread of 1.6% per annum as compared to remuneration of 0.7% per annum valid until September 30, 2009 and (ii) a payment of R$1,760 as a bonus for renewing debentures was paid on October 1, 2009 to the holder of these debentures. The remaining items related to the 6th issuance remained unchanged.

On May 18, 2012, the Company settled all the public debentures of the 6th issuance totaling R$611,792, of which R$580,000 relate to the principal amount, R$30,701 to interest and R$1,091 premium paid to bondholders for early settlement. The resources used for these payments were obtained through loan agreements with the Company's indirect controlling shareholder.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

17. Debt – continued

b)     Debentures and commercial paper

         Commercial paper

On November 7, 2012, the Company issued 68 single series promissory notes (commercial paper), with face value of R$10,000 per unit, totaling R$ 680,000, with no guarantees or suretyship and maturing on May 6, 2013. Interest, which is calculated at 103.5% of the variation of interbank deposit (DI), is fully due at the maturity date (or earlier, in case the Company decides to do so).

c)      Debt costs

The table below sets forth the amortization schedule of the debt cost:

Year	Banco Inbursa S.A.	Global Notes 2020	Commercial paper	Total
2013	155	616	94	865
2014	168	616	-	784
2015	182	616	-	798
2016 - 2020	758	2,361	-	3,119
	1,263	4,209	94	5,566

18. Related parties

a)      Management’s compensation

Compensation paid to the Company's management is as follows:

	12/31/2012	12/31/2011	12/31/2010
Compensation	3,392	3,965	4,053
Profit sharing plan	7,491	7,932	5,248
	10,883	11,897	9,301

Remuneration consists of fixed and variable compensation profit sharing and additional current and non-current profit sharing bonus.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

18. Related parties – continued

b)      Stockholders and entities under common control – continued

.

	Assets
	Accounts receivable		Advances	Total
Companies	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2011

Entities under common control
Globosat Programadora Ltda.	106	182	-	106	182
Primesys Soluções Empresariais S.A.	408	104	-	408	104
Telmex do Brasil Ltda.	70	-	-	70	-
Cablena do Brasil Ltda.	-		1,097	1,097	-
Total assets	584	286	1,097	1,681	286

	Liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Stockholders
Emp. Brasil de Telecom S.A. – Embratel (*)	169,312	60,199	-	-	-	-	120,557	84,490	289,869	144,689
	169,312	60,199	-	-	-	-	120,557	84,490	289,869	144,689
Entities under common control
G2C Globosat Comercialização de Conteúdos S.A.	-	-	101,448	102,146	-	-	-	-	101,448	102,146
Banco Inbursa S.A. (not include the cost of debt)	-	-	-	-	207,979	381,822	-	-	207,979	381,822
Cablena do Brasil Ltda,	1,579	-	-	-	-	-	-	-	1,579	-
America Movil. S.A.B de C.V.	-	-	-	-	-	-	686,585	-	686,585	-
Procisa do Brasil Proj.Cons. e Inst.Ltda.	3,195	1,455	-	-	-	-	-	-	3,195	1,455
DLA, Inc (Digital Latin America, LLC).	-	-	2,915	-	-	-	-	-	2,915	-
Primesys Soluções Empresariais S.A.	4,787	1,830	-	-	-	-	-	-	4,787	1,830
Other	1,009	1,508	-	-	-	-	-	-	1,009	1,508
	10,570	4,793	104,363	102,146	207,979	381,822	686,585	-	1,009,497	488,761

Total liabilities	179,882	64,992	104,363	102,146	207,979	381,822	807,142	84,490	1,299,366	633,450

Current	179,882	64,992	104,363	102,146	3,629	6,662	127,142	84,490	415,016	258,290
Non-current	-	-	-	-	204,350	375,160	680,000	-	884,350	375,160

(*) Balance represented substantially by transactions involving Netfone and purchase of Internet link. The increase in the year ended December 31, 2012 is mainly due to the increase in the number of transactions.

On May 8, 2012, Net São Paulo Ltda. and Net Rio Ltda. entered into three mutual agreements with the Company’s ultimate indirect parent company, América Móvil, totaling R$680,000, maturing in 5 years (2017). The interest rate is equivalent to the CDI plus a spread of 1.08% per annum, payable in May and November of each year, beginning in 2012. The Company used proceeds from those contracts to settle the Bank Credit Notes issued by Banco Itaú BBA and the totality of public debentures of the 6th issuance.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

18. Related parties – continued

c)      Stockholders and entities under common control – continued

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Balance at 12/31/2009	175,088	659,842	180,015	678,409	29,586	108,925	209,601	787,334
Additions	-	-	-	-	-	42,042	-	42,042
Write-offs	(175,087)	-	(180,015)	-	(31,597)	-	(211,612)	-
Transfers	172,535	(172,535)	177,391	(177,391)	35,169	(35,169)	212,560	(212,560)
Balance at 12/31/2010	172,536	487,307	177,391	501,018	33,158	115,798	210,549	616,816
Additions	-	-	-	-	-	4,795	-	4,795
Write-offs	(172,536)	-	(177,391)	-	(38,015)	-	(215,406)	-
Transfers	169,844	(169,844)	174,622	(174,622)	39,287	(39,287)	213,909	(213,909)
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702
Additions	-	-	-	-	-	152	-	152
Write-offs	(169,844)	-	(174,623)	-	-	(36,496)	(174,623)	(36,496)
Transfers	167,004	(167,004)	171,704	(171,704)	(3,261)	3,261	168,443	(168,443)
Balance at 12/31/2012	167,004	150,459	171,703	154,692	31,169	48,223	202,872	202,915

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

18. Related parties – continued

a)         Stockholders and entities under common control – continued

	Operating results / financial year ended December 31

	Rental revenues / telecommunications			Finance			Telecommunication expenses			Programming			Commissions / programming guide			Total
Companies

	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Stockholders
Emp, Brasil, de Telecom, S.A. – Embratel

	703,539	572,672	451,132	(17,308)	(15,893)	(11,850)	(764,328)	(531,878)	(370,695)	-	-	-	-	-	-	(78,097)	24,901	68,587
	703,539	572,672	451,132	(17,308)	(15,893)	(11,850)	(764,328)	(531,878)	(370,695)	-	-	-	-	-	-	(78,097)	24,901	68,587
Entities under common control

G2C Globosat Comercialização de Conteúdos S.A.	-	-	-	-	-	-	-	-	-	(1,198,900)	(1,085,859)	(905,929)	(1,894)	(1,797)	(1,701)	(1,200,794)	(1,087,656)	(907,630)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	-	-	-	(6,092)	(6,096)	(11,839)	(6,092)	(6,096)	(11,839)
Banco Inbursa S.A. (not include the cost of debt)	-	-	-	(85,694)	(73,710)	(16,695)	-	-	-	-	-	-	-	-	-	(85,694)	(73,710)	(16,695)
America Movel, S,A,B de C.V.	-	-	-	(36,912)	-	-	-	-	-	-	-	-	-	-	-	(36,912)	-	-
Telmex do Brasil Ltda.	119	-	-	-	-	-	-	(47,824)	-	-	-	-	-	-	-	119	(47,824)	-
Claro S.A.	-	-	-	-	-	-	(12,639)	(14,062)	(5,195)	-	-	-	-	-	-	(12,639)	(14,062)	(5,195)
Primesys Soluções Empresariais S.A. (“Primasys”)	2,517	550	-	-	-	-	(21,448)	(60,857)	(3,841)	-	-	-	-	-	-	(18,931)	(60,307)	(3,841)
Procisa do Brasil Proj. Cost. e Inst, Ltda. (“Procisa”)	-	-	-	-	-	-	(13,489)	(3,530)	-	-	-	-	-	-	-	(13,489)	(3,530)	-
DLA, Inc (Digital Latin America, LLC).	-	-	-	-	-	-	-	-	-	(31,627)	-	-	-	-	-	(31,627)	-	-
Other	1,378	2,073	2,097	-	-	-	(425)	(1,589)	(1,133)	-	-	-	-	-	(570)	953	484	394
	4,014	2,623	2,097	(122,606)	(73,710)	(16,695)	(48,001)	(127,862)	(10,169)	(1,230,527)	(1,085,859)	(905,929)	(7,986)	(7,893)	(14,110)	(1,405,106)	(1,292,701)	(944,806)
	707,553	575,295	453,229	(139,914)	(89,603)	(28,545)	(812,329)	(659,740)	(380,864)	(1,230,527)	(1,085,859)	(905,929)	(7,986)	(7,893)	(14,110)	(1,483,203)	(1,267,800)	(876,219)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

18. Related parties – continued

c)      Stockholders and entities under common control – continued

The amounts and conditions of the programming agreements and pay-per-view (PPV) events carried out with Organizações Globo relate to companies such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private. The contracts related to Video On Demand (VOD) are carried out with a subsidiary of América Móvil named DLA, Inc.

The program schedule guides for channels are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A.

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for the Company’s subscribers. The business model offers an Embratel voice product to existing and prospect subscribers of the Company, by means of the Company’s bi-directional network which calls for the sharing of results. Through the implementation of this business, the Company could then start offering integrated video, broadband and voice (“triple play”) services in its market. Sales of this product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the offer of voice services based on Embratel licenses for fixed line telephony services (“Serviço Telefônico Fixo Comutado – STFC”), multimedia service (“Serviço de Comunicação de Multimídia – SCM”) and/or through any other structure best suited to development by the parties involved, through the use of the Company's cable network to access final customers, with the simultaneous use of Embratel’s communications network.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

18. Related parties – continued

c)      Stockholders and entities under common control – continued

Transactions involving the companies associated with Embratel Participações S.A. (“Embrapar”) are recorded based on prices and conditions defined as follows:

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

b) Other services – Remunerated on the basis of percentage of costs incurred by each project. As per the agreement, these services are paid in advance by Embratel and are recorded as deferred revenues in the balance sheet.

c) Network access revenue –  Remunerated on the basis of specific contract according with the transmission speed.

d) Optic fiber lease revenue – Remunerated in accordance with specific contract including condition referred between parties and the services are paid in advance by Embratel. Accordingly, the prepayments are recorded as deferred revenue in the consolidated balance sheet.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

18. Related parties – continued

c)      Stockholders and entities under common control – continued

e) Revenues from PME (services for small and medium businesses) – These services are remunerated under specific contractual conditions at 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees.

f) Communication expenses such as voice channel and fixed line telephone are recorded based on prices and contract conditions.

g) The Company has service agreements with Primesys (SCM), entity controlled by Embratel, and Procisa (network maintenance), a subsidiary of América Móvil.

Transactions with related parties listed above, are generally carried on market terms. Regarding to those transactions with peculiar trading condition characteristics, these transactions are established with the objective of economic and finance balance for all parties involved.

19. Commitments and provisions

I)      Commitments

As of December 31, 2012, the Company has the following firm commitments:

	Rental of poles	Rental of ducts	Rental of offices	Equipment purchase	Total
2013	145,009	10,703	35,578	52,806	244,096
2014	152,027	11,221	37,300	-	200,548
2015	159,158	11,748	39,048	-	209,954
2016	166,590	12,296	40,873	-	219,759
2017 -	174,370	12,871	42,781	-	230,022
2018 – thereafter	1,001,873	73,950	245,809		1,321,632
Total	1,799,027	132,789	441,389	52,806	2,426,011

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

19. Commitments and provisions – continued

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis a prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2009	54,523	46,035	504,805	605,363
Additions to provisions	20,040	22,988	76,659	119,687
Inflation adjustment	1,534	752	29,033	31,319
Amounts used	(20,557)	(21,817)	(3,201)	(45,575)
Unused amounts reversed	(21,650)	(2,387)	(131,993)	(156,030)
Balances at December 31, 2010	33,890	45,571	475,303	554,764
Additions	29,582	39,329	13,235	82,146
Inflation adjustment	730	2,932	35,138	38,800
Amounts used	(17,044)	(32,008)	(7,320)	(56,372)
Unused amounts reversed	(4,863)	(2,290)	(60,907)	(68,060)
Balances at December 31, 2011	42,295	53,534	455,449	551,278
Additions	50,808	31,749	6,495	89,052
Inflation adjustment	646	36,755	18,531	55,932
Amounts used	(20,481)	(16,691)	(12,639)	(49,811)
Unused amounts reversed	(8,659)	(31,689)	(230,350)	(270,698)
Balances at December 31, 2012	64,609	73,658	237,486	375,753

         a) Labor provisions

On December 31, 2012, labor claims involving the Company and its subsidiaries comprise 2,861 lawsuits (2,493 in 2011), mainly arising from claims of secondary liability, besides some claims arisen from own employees. The Company has judicial deposits in the amount of R$20,165 at December 31, 2012 (R$11,927 at December 31, 2011), in relation to labor cases.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

19. Commitments and provisions – continued

II)   Provisions – continued

b) Civil provisions

Civil claims relate mainly to service contract terminations, improper collection and negative credit reports supposedly undue, advertising disputes, channel availability, occupational accidents (own employees or outsourced staff), accidents involving third parties other than staff or service providers and claims objecting to certain items in the standard contract adopted by operators, in particular in relation to the increase in monthly fees in April 1999 and government agencies processes. The most significant appeals in these civil proceedings mainly relate to indemnifications for damages sought by subscribers.  The Company has judicial deposits in the amount of R$30,236 at December 31, 2012 (R$29,970 at December 31, 2011), in relation to civil cases.

c) Tax

Tax charges and contributions calculated and collected by the Company and its subsidiaries, their income tax returns and their tax and finance records, are subject to examination by tax authorities for varying periods under applicable legislation.

The following are the most significant contingencies related to taxes:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

Some subsidiaries are contesting the ICMS tax rate levied on access provider revenue, discounts and cancellations, loss of agreement, publicity and also on other revenues for which it has a provision of R$89,823  at December 31, 2012 (R$146,519 at December 31, 2011). In September 2012, the Company signed an agreement of settlement of debt of the ICMS tax on access provider, in the state of Espírito Santo, in the amount of R$11,596. As a result of the referred agreement, the Company reversed the allowance amounting to R$5,519 in the current year.

Because of favorable outcome in contingencies involving ICMS during the year ended December 31, 2012, the Company reversed provisions of  R$34,941 (R$30,496 in 2011).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

19. Commitments and provisions – continued

II)   Provisions – continued

c) Tax– continued

b. Financial Transaction Tax (IOF))

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. However, practices adopted in the past and  in view of certain adverse court decisions as to the applicability of this law, the Company has a provision of R$101,838 at December 31, 2012 (R$97,492 at December 31, 2011) in the basis.

Because of favorable outcome in contingencies involving IOF, during the year ended December 31, 2012, the Company reversed provisions of  R$1,729 (R$3,897 in 2011).

c.       Withholding tax (IRRF) on foreign currency bonds

During the process of restructuring of debts in foreign currency started in 2003, and the supposed effect on payment of withholding tax on the interest on these debts, the Company understands that although such operations, by law at the time, were not subject to pay this tax, maintained conservatively provision to face with this risk.

Because of favorable outcome in contingencies involving IRRF, during the year ended December 31, 2012, the Company reversed the provision totaling R$160,790, against finance results.

III) Contingent liabilities not recorded

In addition to the contingencies mentioned above, as of December 31, 2012, there are other ongoing legal proceedings amounting to R$1,459,905 (R$1,272,179 as of December 31, 2011), which legal advisors assess as possible but not probable losses and thus, no provisions were recorded. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

19. Commitments and provisions – continued

III) Contingent liabilities not recorded – continued

c) Tax– continued

The most significant claims in which risk of loss were rated as possible are summarized below:

            a. Disallowance of expenses - Income tax and social contribution

                                    .

On December 21, 2009, the Company through its subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2004 to 2008 amounting to R$403,389 and R$143,914, respectively. Based on the decision at first instance rendered in 2010, these amounts were reduced to R$274,126 and R$97,821. The amounts of these proceedings at December 31, 2012 totaled R$328,184 (IRPJ) and R$117,112 (CSLL).

During the year ended on December 31, 2012, the Company received a tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2007 and 2008 related to its subsidiaries Net Belo Horizonte Ltda. and Net Rio Ltda. in the amount of R$75,764 (IRPJ) and R$25,701 (CSLL).

The Company’s lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

   b. Service Tax (ISS) - levied on services of public entertainment or amusement, leisure and entertainment and similar events.

In 2010, tax authorities of Santo André city issued a tax assessment notice against the Company claiming that cable TV services are classified as public entertainment services and, thus, subject to ISS. The amount of this proceeding at December 31, 2012 was R$135,632 (R$127,339 at December 31, 2011).

On defense, our lawyers maintain that services provided by cable TV companies are classified as communication services instead of public entertainment services.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

19. Commitments and provisions – continued

III) Contingent liabilities not recorded

c. Disallowed expenses and non-proven expenses

In 2007, the Company through its subsidiary Net Rio Ltda., received requests from tax authorities alleging not having submitted timely documents supporting certain registered expenses within the period determined by the tax inspectors. The amounting on December 31, 2012 was of R$54,342 (R$53,169 as of December 31, 2011).

On defense, our lawyers believe that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

d. Tax benefit through reduction of ICMS calculation base

On August 12, 2011, the Company was assessed by the Secretary of the Treasury of the State of Sao Paulo for the loss of the tax benefit reducing the ICMS tax base it is entitled to, considering the tax authority alleged that the Company did not include revenues from the rental of equipments in the ICMS tax base. The amount of this assessment at December 31, 2012 was R$274,195.

The Company is supported in the interpretation of the Brazilian Superior Court that the rental of equipment should not be confused with a subscription TV service and, therefore, understands that those transactions cannot be taxed by ICMS, and believes there is much less reasons to lose the tax benefit as alleged by the tax authority.

Charge for extra outlet

On April 22, 2009, through Resolution no. 528, Anatel prohibited the Pay TV operators from charging their customers for more than one point installed in the home; with however express permission for collection of specific events such as installation, repair of internal network, converters and decoders signal or similar equipment. Faced with controversies still existing in the sector about the subject, Anatel published on March 3, 2010, an interpretation named Súmula 9, clarifying the possibility of free negotiation of the installed equipment to provide the service in additional point. In this sense, management does not expect a material impact on the Company's operating activities as the current marketing model only charges the extra point for the rental of equipment and installation fee per point, under the regulations in force.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

20. Stockholders’ equity

Share capital

On December 31, 2012, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without requirement for a statutory amendment, as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

At the beginning of 2012, Embratel Participações S.A. (“Embrapar”) acquired indirect control of the Company, as a result of the conclusion of the acquisition of 1,077,520 common shares issued by GB Empreendimentos e Participações S.A. ("GB"), the direct controller of the Company previously held by Globo Comunicação e Participações S.A. (“Globo”). The acquired shares represent 5.5% of the voting capital of GB and were subject to a purchase option granted by Globo (“Option”), pursuant to GB’s Shareholders’ Agreement dated March 21, 2005.

The Extraordinary Shareholders’ Meeting held on April 5, 2012, decided for the cancellation of the Company’s registration as a publicly-held company and the discontinuation of the Level 2 Special Corporate Governance Practices of BM&FBovespa, both subject to the result of the unified public tender offer for the acquisition of all common and preferred shares issued by the Company, included those traded at Nasdaq and Latibex of which the maximum price to be offered will be R$26.04 adjusted by the CDI (Interbank Certificate of Deposit) as from March 5, 2012, until the date of delivery of the valuation report of the Company’s shares. In the event of the price of the shares, calculated pursuant the valuation report, exceeds the maximum price, Embrapar reserved the right to cancel the public offer for cancellation of registration and /or the purchase offer for delisting from level II of BM&FBOVESPA, and to proceed only with the purchase offer through sale of control.

On July 6, 2012, Embratel, Embrapar and GB informed the Company of their decision to give up of the public offer for cancellation of registration as publicly-held company and their intention to promote only the public offer for sale of control of the Company, and discontinuity by the Company of the differentiated practices of Corporate Governance Level 2 of BM&FBOVESPA.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

20. Stockholders’ equity – continued

Share capital – continued

In the last quarter of 2012, Embrapar agreed with Globo the terms and conditions of a restructuring of shareholdings held by Embrapar, its subsidiary, Embratel, and Globo, in the capital of the Company and GB. The implementation of this restructuring was initiated through partial spin-off of GB for an existing entity, the EG Participações S.A. (“EG”), whose controlling shareholder still held by Embrapar and Globo participates as a minority shareholder. Thus, GB holds 89,446,769 common shares and 223,080,448 preferred shares issued by the Company, representing 78.15% of its voting capital and 97.63% of non-voting capital, and EG holds 14,080,704 common shares of the Company, representing 12.30% of its voting capital.

The Company corporate bylaws determine the distribution of a minimum dividend of 25% of net income, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

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

Preferred shares are entitled to the receipt of dividends in cash 10% greater than those paid out on common shares; priority in reimbursement in the event of the Company’s liquidation without premium at the value of stockholders’ equity; and treatment equal to that given to stockholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 of the Company’s Articles of Incorporation.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

20. Stockholders’ equity – continued

Share capital – continued

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

Stockholders’ agreement

On December 21, 2012, Anatel approved the Company’s new stockholders’ agreement, whereby the Company's shares may not be transferred or provided as guarantee during its term, directly or indirectly, to any third party without the observance of provisions of the Shareholders Agreement of EG including, without limitation, the procedures on transfer, rights of first refusal to purchase and tag-along right provided for in the Shareholders Agreement of EG. The agreement also sets out way of the exercise of voting and holding of general meetings and meetings of the Board of Directors.

The Company’s Board of Directors shall be composed of no fewer than nine and no more than twelve members and an equal number of alternates, of which at least 20% must be independent, as defined in Regulation of Level 2 of Corporate Governance BM&FBOVESPA. According to the current Shareholders' Agreement, all of the ten existing Board members and their respective alternates, were elected and can be removed as a member by shareholders Embratel and Embrapar.

Capital reserves

Capital reserves are comprised of premium on issuance of shares and debentures and special reserve of goodwill. The goodwill reserve was generated when Globotel Participações S.A. was merged into the Company in August 2001. The goodwill capital reserve represents the tax effect of the goodwill that was transferred to the Company through the merger.

During the year ended December 31, 2012, the Company obtained tax benefits represented by cash savings of R$7,742 (R$9,744 in 2011), resulting from amortization of goodwill calculated by Globotel Participações S.A.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

20. Stockholders’ equity – continued

Capital reserves – continued

Observing the preemptive rights of the non-majority stockholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in the future in favor of the stockholder  Embratel. The remaining stockholders have the option of exercising their right on the subscription of these shares.

21. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	12/31/2012	12/31/2011
Net Rio Ltda.	267,311	238,290
Net Serviços de Comunicação S.A.	73,008	47,879
Reyc Comércio e Participações Ltda.	12,948	11,932
Net Brasília Ltda.	7,557	6,263
Net São Paulo Ltda.	4,833	3,912
	365,657	308,276

22. Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all the dilutive potential common shares into common shares. For the years ended December 31, 2012, 2011 and 2010, the Company had no dilutive potential common shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

22. Earnings per share – continued

The following table shows earnings per share (in thousands, except for earnings per share):

	2012	2011	2010
Numerator
Net income for the year	R$ 393,702	R$ 373,173	R$ 307,151

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 1.08	R$1.02	R$0.84
10% - Preferred shares	1.10	1.10	1.10
Basic and diluted earnings per preferred share	R$ 1.18	R$ 1.12	R$0.92

23. Financial instruments

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

b)      Fair value

The fair value of the Company’s debt has been calculated considering the estimated cost to settle the outstanding obligations at December 31, 2012, including the contractual penalties applicable for early payments situations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

23. Financial instruments – continued

b)            Fair value – continued

Fair values and carrying amounts of debt, net of debt costs, are shown below:

	12/31/2012		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	-	-	584,258	586,949
Global Notes 2020	737,071	843,959	675,622	769,371
Banco Inbursa S.A.	206,716	208,518	379,010	385,643
America Móvil S.A.B de C.V	686,585	686,585	-	-
Banco Itaú BBA	-	-	122,292	122,953
Finame	302,301	302,301	408,200	408,200
Commercial paper	686,749	686,749	-	-
	2,619,422	2,728,112	2,169,382	2,273,116

Fair value of other financial assets and liabilities approximate their carrying amounts.

c) Risks related to the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities denominated in foreign currencies, particularly the US Dollar. The Company's revenues are generated in Brazilian Reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

The Company’s foreign currency exposure on December 31, 2012, is shown below:

Current:
Interest on debt	28,912
Suppliers of equipment and others	41,796
Programming suppliers	2,944
73,652
Non-current:
Debt, net of debt costs	914,875
Foreign currency exposure	988,527

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

23. Financial instruments – continued

c) Risks related to the Company’s business – continued

Foreign exchange rate risk – continued

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: HSBC, Santander, Itaú, JP Morgan, e Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the year ended December 31, 2012, the Company held a derivative instrument (foreign exchange) position of R$83,898, (R$207,463 December 31, 2011), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	12/31/2012	12/31/2011	12/31/2012	12/31/2011	Amount payable
“Swaps” contracts
Asset position
Foreign currency	83,898	207,463	75,701	202,382	-
Liability position
Ratios (Dollar vs, CDI)	83,898	154,941	79,803	164,767	4,102
Rates (PRE) (NDF)	-	52,522	-	50,142	-
	-	-	(4,102)	(12,527)	4,102

The net liability payable of R$4,102 is recognized in the unrealized losses on derivatives account in the consolidated balance sheet. During the year ended December 31, 2012, the Company recognized a gain of R$240 on derivatives, (loss of R$16,978 in 2011 and loss of R$65,915 in 2010), which was recorded as finance results in the consolidated statement of income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to the consolidated financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

23. Financial instruments – continued

c) Risks related to the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of December 31, 2012:

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	8	39,200	From 01/24/2013 to 07/29/2013	2.0435	6.90	1.5326	8.63	R$24,236	1.0218	10.35	R$44,173

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	8	39,200	From 01/24/2013 to 07/29/2013	2.0435	6.90	2.5544	5.18	R$16,255	3.0653	3.45	R$36,823

(c)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(d)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

23. Financial instruments – continued

c) Risks related to the Company’s business – continued

Foreign exchange rate risk – continued

On December 31, 2012 and 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

   Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets impacted by floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of December 31, 2012, is as follows:

Finame	302,301
Commercial paper	686,749
America Movil S.A.B de C.V.	686,585
Exposure	1,675,635

(-) Cash equivalents denominated in Reais	10,353
Floating interest rate exposure	1,665,282

   Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds’ assets comprise government bonds and first-tier private securities with low risk ratings as per the Company’s guidelines. Fixed-income investment fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

The custody and control of the fixed-income investment fund are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda. is responsible for risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

23.  Financial instruments – continued

c) Risks related to the Company’s business – continued

 Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debt. The table below shows payments required for debt as of December 31, 2012:

Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Commercial paper	América Móvil. S.A.B de C.V.	Total
2013	112,265	61,295	18,923	706,763	54,900	954,146
2014	75,315	61,295	18,923	-	56,847	212,380
2015	62,155	61,295	18,923	-	61,096	203,469
2016-2020	83,159	991,052	465,468	-	775,982	2,315,661
Total	332,894	1,174,937	522,237	706,763	948,825	3,685,656

The amounts presented include principal and interest payments calculated using the Dollar exchange rate at December 31, 2012 (R$2.0435/US$1) for the debt denominated in US Dollars (Global Notes 2020 and Banco Inbursa). The Finame loan was estimated based on the long-term interest rate (TJLP) of 5.5% + 3.15% per year for the entire year and fixed rate between 4.5% and 5.5% and 8.7% per year.

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

24. Measurement and fair value hierarchy

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

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

24. Measurement and fair value hierarchy – continued

•       Level 1. Observable inputs such as those with prices quoted in active markets;

•       Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

•       Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at December 31, 2012	(4,102)	-	(4,102)	-
Balances at December 31, 2011	(12,527)	-	(12,527)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the year ended December 31, 2012, there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

25. Insurance

The Company has a policy of contracting insurance coverage for assets subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations.

In August 2012, the Company renewed its policies and the total coverage by insurance line is as follows:

Insurance line

	Main coverage	Maximum coverage per year
Multi-risk property insurance

Fire, lightening, explosion, windstorm, electrical damage, theft, valuables inside the establishment, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.

R$305,276
Responsibilities

Civil, operations – commercial/industrial establishments, service provided at the third party establishments of third parties, employer, contingent risks, civil constructions works, crossed civil liability, pain and suffering damages and parking lot valets

R$3,000
Civil responsibility of the officers and managing officers	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties due to errors or omissions incurred in management acts with worldwide coverage.	R$25,000

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

December 31, 2012, 2011 and 2010

(In thousands of Reais)

26. Subsequent events

a)      On March 5, 2013, the wholly-owned subsidiary, Net São Paulo Ltda., received an assessment from the State Tax Authority of the State of São Paulo, which contends that Net São Paulo Ltda. no longer has the tax benefit allowing it to the reduce its ICMS tax basis. The tax authority claimed that Net São Paulo Ltda. could not exclude certain revenues when calculating the applicable ICMS between January 2010 and May 2011, amounting of R$83,097. Our lawyers concluded that the probability of loss in this matter is possible, due to the fact that these expenses are in accordance with tax legislation, so no motive for disallowance by tax authorities exist.

b)     On March 26, 2013, the Company entered into two mutual agreements, with its ultimate indirect parent company, América Móvil, totaling R$540,000, maturing on March 25, 2014, and renewable for additional consecutive periods of one year. The interest rate is equivalent to 104% of the CDI, payable along with the principal amount on the maturity date.

c)      On April 9, 2013, the Company’s Board of Directors approved a second issuance of 68 promissory notes, in a single series, with face value of R$10,000 per unit, totaling R$ 680,000, maturing in 360 days from the issuance day and with no guarantees or suretyship.

These promissory notes will be publicly offered through a private placement in Brazil subject to certain restrictions and proceeds to be obtained will be used to repay promissory notes related to the first issuance.

d)     On April 11, 2013, the Company and Embrapar announced that they are evaluating the possibility of a corporate reorganization involving Claro S.A., a company also indirectly controlled by América Móvil, intended to consolidate the corporate structure and activities into a single entity. All parties involved will jointly begin to conduct internal analyses and take initial steps with Anatel to assess the feasibility of the reorganization proposal and the conditions to which it may be subjected. The decision whether or not to proceed with the proposal will take into account the results of these analyses and Anatel’s approval, among other factors.